Form 20-F
period 2006-06-30
ALDA Pharmaceuticals Corp.
filed 2008-03-11
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

       X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  June 30, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report ……………..

For the transition period from ___________________ to ______________________

Commission file number:

____________________________________________

ALDA Pharmaceuticals Corp.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Not Applicable

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,800,404 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐     No x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes  ☐     No x

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐     No x

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer  ☐                   Accelerated filer ☐                 Non-Accelerated filer X

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17  X     Item 18 ☐

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2006 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

______________________________________________________________________________

______________________________________________________________________________________

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

______________________________________________________________________________________

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	56
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	56
Item 15.	Controls and Procedures	56
Item 16.	Reserved	56
Item 16A.	Audit Committee Financial Expert	56
Item 16B.	Code of Ethics	56
Item 16C.	Principal Accountant Fees and Services	56
Item 16D.	Exemptions from the Listing Standards for Audit Committee	56
Item 16E.	Purchases of Equity Securities by the Company and Affiliated Purchasers	56

Part III

Item 17.	Financial Statements	57
Item 18.	Financial Statements	57
Item 19.	Exhibits	57

______________________________________________________________________________

INTRODUCTION

The Company was incorporated by registration of its Memorandum and Articles under the BC Companies Act on May 30, 2000 under the name “Duft Biotech Capital Ltd.”

On November 13, 2003, the Company acquired the assets of ALDA Pharmaceuticals Inc. (“API”), a private company founded in 1996.

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. (“the Company”)  The Company is still a British Columbia, Canada, company.

 Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

BUSINESS OF ALDA PHARMACEUTICALS CORP.

The Company is principally in the business of developing infection control products for industrial and consumer use.

FINANCIAL AND OTHER INFORMATION

The Company’s reporting currency and domestic currency is Canadian Dollars.  In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).  Comparisons of historic exchange rates between the US$ and the CDN$ are contained in Section 3.A.3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that the Company may furnish from time to time to the Securities and Exchange Commission.  The Company undertakes no obligation to update publicly or revise any forward-looking statements because of new information.

MEASUREMENT INFORMATION

Canada uses the metric measurement system and all of the measures used by the Company adhere to the standards of the metric system.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of 06/30/2006 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Terrance G. Owen 635 Columbia Street New Westminster, BC, Canada V3M 1A7	60	May 30, 2000
Peter Chen (1) 635 Columbia Street New Westminster, BC, Canada V3M 1A7	44	May 30, 2000
Eugene Hodgson (1) 1400 – 601 West Hastings Street Vancouver, BC, Canada V6B 5A6	50	October 12, 2004
Linda Allison (1) 3074 Spencer Place West Vancouver, BC, Canada V7V 3C9	59	June 30, 2003
Ronald Zokol 470 West Tower 555 West 12th Avenue Vancouver, BC, Canada V5Z 3X7	57	November 13, 2003
William F. McCoy 735 Thornapple Drive Naperville, IL,. USA 60540	51	March 17, 2005

(1) Member of Audit Committee

1.A.2.  Senior Management

Table No. 2 lists the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO	60	May 30, 2000
Peter Chen, CFO and Secretary	44	May 30, 2000

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Mr. Owen’s business functions, as President and CEO of the Company, include overall supervision of all officers and consultants, as well as strategic planning, business development, operations, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Chen’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors-accountants-lawyers-regulatory authorities and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors

Mr. Chen’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Mr. Chen may delegate all or part of his duties as Corporate Secretary to a nominee or to corporate counsel from time to time.

1.B. Legal Advisors

The legal advisors for the Company are Getz Prince Wells, Barristers & Solicitors, 1810 – 1111 West Georgia St., Vancouver, B.C. V6E 4M3., Phone 604-605-4293 Fax 604 685-9798.  The Company has retained CD Farber Law Corp. to assist in drafting of this report on Form 20F but that firm does not provide other legal services to the Company.

The Company’s Bank is the Canadian Imperial Bank of Commerce.  Its business address and telephone number are 554 6th Street, New Westminster, British Columbia Canada V3L 3B5. Tel: (604) 665-7925.

1.C. Auditors

The auditors for the Company are Berris Mangan, Chartered Accountants, of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5. The auditors were previously known as BME+ Partners and changed the name of the company to Berris Mangan after the fiscal year end of June 30, 2005.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure necessary.

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which are substantially the same as principles applicable to United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”), except the practices described in footnotes to the audited financial statements for the years ended June 30, 2006, 2005, 2004, 2003 and 2002.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2006	Year Ended 2005	Year Ended 2004	Year Ended 2003	Year Ended 2002
CANADIAN GAAP
Revenue	223,586	239,271	111,363	0	0
Net (Loss) for the Year	(378,301)	(796,301)	(731,479)	(53,479)	(69,590)
Basic Income (Loss) Per Share	(0.02)	(0.06)	(0.08)	(0.02)	(0.03)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	17,857,709	13,663,856	9,027,179	2,407,502	2,277,845
Period-end Shares	20,800,404	15,784,404	12,784,404	2,451,475	2,376,475

Working Capital	33,169	138,548	415,167	(49,304)	163,991
Long-Term Debt	0	0	0	0	0
Capital Stock	2,094,770	1,856,285	1,607,620	279,309	258,059
Shareholders’ Equity (Deficit)	157,368	271,028	800,222	182,984	184,418
Total Assets	216,872	300,893	830,764	286,544	189,773

US GAAP
Net Loss	(378,301)	(796,301)	(731,479)	(53,479)	(69,590)
Loss Per Share	(0.02)	(0.06)	(0.08)	(0.02)	(0.03)
Shareholders’ Equity	157,368	271,028	800,222	182,984	184,418
Total Assets	216,872	300,893	830,764	286,544	189,773

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2006, the average rates for the period and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The table sets forth the number of US Dollars required under that formula to buy one Canadian Dollar.   For example, where the number “0.8704” is quoted in the upper left hand number in the table, it means that it took on average in February 2006, 87.04 cents US to purchase one Canadian dollar.  For all periods presented, the Canadian dollar has been worth less than one US dollar.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
June 2006	0.8978	0.8857	0.9122	0.8959
May 2006	0.9013	0.8869	0.9134	0.9079
April 2006	0.8743	0.8496	0.8959	0.8945
March 2006	0.8644	0.8529	0.8831	0.8529
February 2006	0.8704	0.8680	0.8725	0.8704
January 2006	0.8641	0.8528	0.8742	0.8742

Three Months Ended 06/30/2006	0.8882	0.8496	0.9065	0.8913
Three Months Ended 03/31/2006	0.8923	0.8533	0.9099	0.8968

Fiscal Year Ended 06/30/2006	0.8572	0.8024	0.9065	0.8602
Fiscal Year Ended 06/30/2005	0.8064	0.7462	0.8474	0.8403
Fiscal Year Ended 06/30/2004	0.7194	0.6329	0.7752	0.7752
Fiscal Year Ended 06/30/2003	0.6369	0.6211	0.6622	0.6239
Fiscal Year Ended 06/30/2002	0.6451	0.6250	0.6711	0.6289

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2006.  During the year ended June 30, 2006, , the Company has completed two private placements of securities which increased the number of outstanding shares by 5,016,000 common shares and increased the number of outstanding share purchase warrants by 5,016,000 share purchase warrants.  3,916,000 warrants were exercisable until December 20, 2006 at an exercise price of $0.10 and 1,100,000 were exercisable until June 22, 2007 at an exercise price of $0.10.

No warrants were exercised subsequent to the June 30, 2006 period end and no options have been exercised, granted or cancelled subsequent to the June 30, 2006 period end.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Table No. 5

Capitalization and Indebtedness

As of June 30, 2006

_____________________________________________________________________________________

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	20,800,404
Share Capital	$ 2,094,770
Contributed Surplus	$ 79,299
Retained Earnings (deficit)	$(2,041,701)
Net Shareholders’ Equity	$ 216,872
TOTAL CAPITALIZATION
Stock Options Outstanding (2):	537,647
Warrants Outstanding (1):	8,236,500
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1)

Of the 8,236,500 warrants outstanding, 3,220,500 were exercisable until September 15, 2006 at an exercise price of $0.20, 3,916,000 were exercisable until December 22, 2006 at an exercise price of $0.10 and 1,100,000 were exercisable until June 22, 2007 at an exercise price of $0.10.

(2)

See Table 11 for exercise prices and terms of these options.

_____________________________________________________________________________________

3.C.    Reasons for the Offer and Use of Proceeds

No disclosure necessary.

3.D.   Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has been operating only since November, 2003 and has operating losses of $378,301, $796,301 and $731,479 in the years ended June 30, 2006, 2005 and 2004, respectively. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

This conclusion is based on the fact that at the beginning of operations, expenses were relatively high due to the costs associated with starting up a new venture, such as the costs of manufacturing product, warehousing, preparing new marketing materials and securing facilities and equipment. After these start-up costs had been absorbed, the cost of goods became stabilized. However, at the end of the 2004 and 2005 fiscal years, there was a significant write-down of the assets purchased in the Qualifying Transaction due to revenues not meeting expectations. In addition, there have been extraordinary legal costs associated with a legal action, described elsewhere, commenced by a competitor, gains on a legal settlement over a trademark dispute and an action launched by the Company against a competitor that resulted in a settlement. These extraordinary events make predictions of future periods difficult.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce T36® Disinfectant into additional markets in Canada and internationally, pursue the patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange and secure a listing in the US, the Company expects to incur operating losses in future periods. These loses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, registration of products with regulatory bodies, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. The Company has a burn rate of approximately $43,000 per month. At this burn rate, the cash on hand of $28,480 as of June 30, 2006 will last approximately three weeks and further fund raising will be required to continue operations. Also, the Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current shareholders to experience dilution and possibly lower the trading price of its shares.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common shareholders. The Company is not profitable and will not be profitable for the foreseeable future under its current development plan. The Company plans to issue further equity to raise funds as necessary to continue operations and fund its program of research and development, patent protection and regulatory approvals. As a result, an indeterminate amount of dilution of the Company’s capital stock will occur.

The Company has issued only 20,800,404 shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

Having an unlimited number of authorized but unissued common shares could allow the Company’s Directors and Officers to issue a large number of shares without shareholder approval, leading to significant dilution of current shareholders and possible lowering of the share price.

The Company could enter into debt obligations and not have the funds to repay these obligations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company might not be able to repay indebtedness.  The Company does not plan on entering into any debt obligations in the next twelve months.

 The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit and in the previous three years has had annual revenues for each of the years ended June 30 of, $223,586 in 2006, $239,271 in 2005 and $111,363 in 2004. The Company sustained operating losses for each of the fiscal years ended June 30, 2006, 2005 and 2004 of $378,301, $796,301 and $731,479 respectively. The Company has sustained accumulated operating losses in its last audited year of operation in fiscal 2006 of $2,041,701. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.  The auditor’s report to the shareholders, dated September 15, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company’s financial statements been audited by US auditors, the Company may have received a “going concern” qualification. A “going concern” qualification, or the existence of a basis for such a qualification, could negatively affect the Company’s ability to raise capital.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

As the Company is a Canadian company, it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained in the United States.

The Company is a Canadian corporation. A majority of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Peter Chen is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol, Dr. William F. McCoy and Eugene Hodgson are independent Directors. Dr. Allison, Mr. Chen and Mr. Hodgson are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. There are no contracts in place with any of the employees, officers or directors of the Company.

The Company has not declared any dividends since its inception in 2000 and has no present intention of paying any cash dividends on its common shares in the foreseeable future.

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common shares in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

The Company’s future performance is dependent on key collaborators and a loss of any collaborators could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

The Company is dependent on Norwood Packaging Ltd. to manufacture its products to a standard that is accepted by Health Canada. Although other manufacturers have been identified, they do not have the same familiarity as Norwood with the manufacturing of the Company’s products. If the Company had to switch manufacturers there would be a start-up period in which sales would be lost and revenues would drop. The relationship with Fuzhou Xinmei Biotech Co. Ltd. is important because registration and manufacturing of T36® Disinfectant in China depends on the successful completion of the required applications by Fuzhou and acceptance of the registrations by the Chinese government agencies. At this time, the Company has no other agent working on its behalf in China. If Fuzhou were to fail or go out of business, the Company would have to find another agent to represent its interests in China. This would delay the registrations in China and lead to reduced revenue expectations. The loss of  the services of Phigenics, LLC to assist with US product registrations would necessitate finding another collaborator to assist with the EPA registrations of the Company’s products and with the marketing of the Company’s products to the customer base served by Phigenics. The same is true of Linns Corporation Sdn Bhd. If the arrangement with Linns was terminated, another agent would have to be found for South East Asia.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

There is no assurance that the patent application filed for the T36®  technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no protection for its intellectual property and reduced sales.

Patent protection of the T36® technology is very important to the Company’s current and future products because the T36® Disinfectant technology is the basis for its products. There is also no assurance that future patent applications will be successful.  A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company’s business. Reduced revenues and lack of future products could result from such infringement.

There is no assurance that the Company will be able to secure the funds needed for future development, and failure to secure such funds could lead to a lack of opportunities for growth.

Many of the Company’s products require laboratory testing that could cost as much as $100,000 per product to establish toxicity, efficacy and analytical methods. This testing is required in order to obtain required regulatory approvals from Health Canada and the EPA in the US.  A lack of funds would impair the ability of the Company to complete such tests.  A lack of funds would also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

There is no assurance that research and development being conducted by the Company to create new products will be successful.

The Company is conducting research and development on new products, but the outcomes of research and development are never certain. For example, there is no assurance that any new products will be developed or that any new products that do result will have a competitive advantage or market acceptance, will not be superseded by the new products of competitors, will not infringe on the patents of other companies or that other companies will not develop products that infringe on patents obtained by the Company for its new products. The Company has completed the formulations for new products but still needs to conduct the toxicity and efficacy tests and establish the analytical methods required to obtain regulatory approvals from Health Canada and the EPA in the US.

The Company and the Company’s products have limited brand awareness which limits the ability of the Company to gain credibility from prospective customers and to sell its products into new markets.

Market knowledge of the Company’s name is limited. The Company will need to devote considerable resources to educate new markets about the products the Company offers.  In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or may be better funded than the Company. The ability of the Company to raise brand awareness will depend on its ability to raise the money required to undertake such an intensive marketing effort. As noted elsewhere, there is no assurance that the Company can raise funds required for such an investment in marketing.

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.

The Company has limited experience in marketing and selling its products.  The Company has two sales and marketing people, one with just over a year of experience with the Company and no prior sales experience, and the other with three years experience with the Company and no prior sales experience in pharmaceutical or disinfectant products. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of $100,000 over the next 18 months for marketing activities.  Failure to achieve these objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Conflicts of interest may exist for Directors and Officers which may inhibit their ability to act in the best interests of the Company and its shareholders leading to possible impairment of the Company’s ability to achieve its business objectives.

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company.  They will have the same obligations to the other companies in respect of which they act as directors and officers.  Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies.  Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company.  Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., a company listed on the TSX-Venture Exchange, since September, 2002. As a non-management Officer of Bi-Optic Ventures Inc., Terrance Owen spends approximately eight hours per month on the business of Bi-Optic Ventures Inc. Terrance Owen controls a company, Duft Enterprises Corp., that owns the building in which the Company is located and the Company pays rent to Duft Enterprises Corp. Peter Chen is not a Director or Officer of any other company. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company as at June 30, 2006, own collectively 2,290,073 shares, which was 10.04% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common shares.

No assurance can be given that a market for the Company’s common shares will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board. The Company’s common shares may be subject to illiquidity and investors may not be able to sell their shares in a timely manner.

The value and transferability of the Company shares may be adversely impacted by the penny stock rules.

The sale or transfer of the Company common shares by shareholders in the United States may be subject to the so-called "penny stock rules." Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) or effect the purchase of a penny stock by any person unless:

(a)

Such sale or purchase is exempt from Rule 15g-9;

(b)

Prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)

The purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that the Company’s common shares, assuming a market were to develop in the US, will be subject to the regulations on penny stocks. Consequently, the market

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

liquidity for the common shares may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common shares and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered. For example, if trading on the OTC Quality Exchange under a Mergent Manual registration, the Company’s shares would not be eligible for trading in all 51 states.

There is no market for the Company’s common shares in the United States.

The Company is not listed on any stock exchange in the United States nor is there any guarantee that the Company will be listed on any stock exchange in the United States in the future. As a result, there is no market for the Company’s common shares in the United States and there is no guarantee that there will be a market for the Company’s common shares in the United States

Risks Pertaining to the Industry

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.

Government agencies, such as the Environmental Protection Agency and the Food and Drug Administration in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products.  Such agencies can take from three to twelve months or longer to give such approvals.  Significant delays could lead to slower revenue growth than anticipated.  In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration.  There is no assurance that government agencies will accept for registration any of the Company’s products.

There is a risk that the Company’s intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks  from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.

The Company is unaware of any infringement claims being made against the Company or its products or processes, except that JohnsonDiversey, Inc. (“JDI”) has taken action against the Company for use of the trademark Viralex which JDI claimed infringed on their trademark, Virex.  This action was settled by the Company accepting a one time payment of US$30,000 and agreeing to cease to use the name.  The Company instead now uses the trademark “T36®” for its products and this trademark is registered in both Canada and the US. The change of name from Viralex to T36® caused some confusion among the customers of the Company and required additional expenditures to be made for new labels, packaging and marketing materials, as well as mailings to advise customers of the change. There was no noticeable effect on overall sales on a quarterly basis beyond normal fluctuations.

There can be no assurances that other third parties will not assert infringement claims in the future or require the Company to obtain a license for the intellectual property rights of such third parties.  There can be no assurance that such a license, if required, will be available on reasonable terms or at all.  If the Company does not obtain such a license, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such a license could be prohibited.

There is a risk that earlier inventions may exist that invalidate the Company’s patent applications so that the Company may not be able to sell any infringing products.

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention, at substantial cost. There can be no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court. The Company has patent applications filed in the United States, the European Union, Canada, Australia, China and Singapore. These patent

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

applications seek intellectual property protection for the basic formulation of the T36® Disinfectant and the method for making it.

There may be limited ability to defend the patents if and when they are issued, leading to loss of sales that might otherwise be realized if the Company was in a position to defend its patents.

Litigation among pharmaceutical companies can be intense and costly.  The Company might not have the financial ability to defend its patents, if issued, against larger industry players.  Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party's proprietary rights.  Additionally, there can be no assurances that the Company would prevail in any such action.  An adverse outcome in litigation or as part of an interference or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company to cease using certain technology or products, any of which could have a material adverse effect on the Company’s business.

The market for disinfectant products is competitive and well established with a number of large, multinational, widely recognized companies with significant financial and marketing resources selling, and possibly developing, similar products.

Competitors are already well established in the market for disinfectant products.  The introduction of a new product into this existing market could be met with aggressive marketing, price cutting and distribution impediments by competitors.  To obtain market share, the Company’s business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing disinfectant products.  Substantial funds will have to be spent on marketing and education to achieve these objectives.  Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued to the Company, design around such patents.  There can be no assurance that a competitor's technology or product would be found to infringe the Company’s patents. Key competitors are Germiphene Corporation, Virox Technologies, Inc., JohnsonDiversey Inc., Advanced Sterilization Products and Metrex Research Corporation. All of these companies are well established and sell disinfection products into the same markets served by the Company.

The Company’s T36® Disinfectant is composed of various chemicals that may pose risks due to flammability and possible health risks.

One of the main components of T36® Disinfectant is ethanol, which is flammable. Storage of T36® Disinfectant could pose a fire hazard. Another component, o-phenylphenol, is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage. For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride, another ingredient, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users. Toxicology studies conducted for the company by Product Safety Labs, located in Dayton, New Jersey, have demonstrated that T36® Disinfectant is not toxic but it is classified as a moderate eye irritant. Both chemicals, o-phenylphenol and benzalkonium chloride, are present in T36® Disinfectant in relatively low levels but, given the risks described above, it is possible that regulations against these chemicals may become more restrictive and affect the ability of the Company to market its products in certain jurisdictions without additional warning labels. Further, given the attention that such chemicals may attract from environmental groups, it is possible that negative publicity about these chemicals could affect the ability of the company to market its products in certain jurisdictions. There are persuasive arguments and credible scientific evidence that is available to support the safety of T36® Disinfectant, but such an educational effort on the part of the Company would require funds to be spent and would affect the profitability of the Company.

The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales.

The key customers for which sales account for more than 10% of total revenues are:

¦

Esthetics Plus, Inc.: A distributor to the beauty market in the second year of a 3 year renewable contract,

¦

Sinclair Dental Limited: A distributor to the dental market and a customer of both API and the Company for 6 years,

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

¦

The Product Distribution Centre: A Crown Corporation of the Province of British Columbia, Canada and a distributor to the first responder market. This customer recently extended its 3 three year contract by two years,,

¦

The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of both API and the Company for 6 years, and

¦

VWR International: A distributor to the laboratory market and customer of API.

The Company currently sells its T36® Disinfectant through these distributors and is also planning on introducing new products, such as the T36® "Ready to Use" Disinfectant Cleaner, T36® Disinfectant Cleaner CONCENTRATE, and the corresponding wipes through these same distributors. The current sales and the plans to introduce the new products through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company’s revenues until new distributors could be found. It is possible that new distributors could not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs even if the sales levels could be regained.

ITEM 4. INFORMATION ON THE COMPANY

4.A.   History and Development of the Company

The Company was incorporated by registration of its Memorandum and Articles under the BC Companies Act on May 30, 2000 under the name “Duft Biotech Capital Ltd.” and was classified as a Capital Pool Company (“CPC”) on the TSX Venture Exchange. Under the policies of the TSX Venture Exchange, the principal business of a CPC is to identify and evaluate opportunities for acquisition. The completion of such an acquisition is referred to as a Qualifying Transaction. A CPC does not carry on any business other than the identification and evaluation of assets or businesses in connection with potential Qualifying Transactions, does not have business operations or assets other than seed capital and has no written or oral agreements for the acquisition of an asset or business at this time.

A “Qualifying Transaction”, pursuant to the policies of the TSX Venture Exchange, is a transaction whereby a capital pool company:

(a)

Issues or proposes to issue, in consideration for the acquisition of significant assets or businesses, common shares or securities convertible, exchangeable or exercisable into common shares, which, if fully converted, exchanged or exercised would represent more than 25 percent of its common shares issued and outstanding immediately prior to the issuance;

(b)

Enters into an arrangement, amalgamation, merger or reorganization with another issuer with significant assets, whereby the ratio of securities which are distributed to the security holders of the capital pool company and the other issuer results in the security holders of the other issuer acquiring control of the resulting entity; or

(c)

Otherwise acquires significant assets other than cash.

On November 13, 2003, the Company completed its Qualifying Transaction, which was the acquisition of the assets of API, a private company founded in 1996 and since renamed 513947 BC Ltd. (“513947”). The transaction was approved by the TSX Venture Exchange as a valid Qualifying Transaction.

The Company purchased the assets of API with 3,711,263 shares of the Company valued at 20 cents per share, for a total share value of $742,252.60, plus forgiveness of loans and accrued interest of  $57,747.40 advanced to API by the Company prior to completion of the Qualifying Transaction. The total transaction price of the Qualifying Transaction to the Company was therefore $800,000. The Company purchased only the assets and not the liabilities of API except for the trademark litigation undertaken by JohnsonDiversey Inc. against API. This litigation was subsequently settled and is discussed elsewhere. As a result of the asset purchase, API became the registered owner of the shares of the Company. The Company also acquired the intellectual property and $17,500 worth of inventory from API. The intellectual property consisted of the patent application, two Drug Identification Numbers (“DIN’s”) provided to the Company by Health Canada and the pending trademarks for “Viralex”, “T36” and a logo displayed with the name, “ALDA Pharmaceuticals”. (described under “Trademarks” in Section “4.B. Business Overview”), customer lists and contacts, products under development (also described in “4.B. Business Overview”), marketing materials, technical bulletins, and instructions for customers and technical studies.

The terms of the asset purchase agreement that still remain in effect are the appended Voting Agreement, the Escrow Agreement and the Non-Competition Agreement.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Of the 3,711,263 shares issued to API, 90% or 3,340,137 were held in escrow. Under the terms of the Escrow Agreement, there has been a 15% release every 6 months on May 14, 2004, November 14, 2004, May 14, 2005, November 14, 2005 and May 14, 2006, leaving 15% or 501,021 of the shares granted to API in escrow. The next scheduled release will be the remaining 15% on November 14, 2006.

As a consequence of completing the Qualifying Transaction, The Company entered into the business of developing and marketing disinfectant products.

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still a British Columbia, Canada company.

The head office of the Company is located at 635 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A7. The Company’s telephone number is (604) 521-8300. The contact person is: Mr. Terrance Owen, President and CEO or Mr. Peter Chen, CFO and Secretary. The Company’s common shares have been listed for trading on the TSX-Venture Exchange since July, 2001.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006 (to date)	Private Placement @$0.05 <>update June private placement<>	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00

4.B. Business Overview

The Company was established in order to develop and commercialize disinfectant products.  The Company has called the disinfectant technology “T36® Disinfectant”.  T36® Disinfectant is a mixture of ethanol, o-phenylphenol, benzalkonium chloride and other ingredients (including lemon fragrance and water).  All of these component chemicals are bio-degradable.

The Company is attempting to patent or secure proprietary protection for the specific combination of these products although the ingredients are all common chemical compounds.

During its first five years, Company’s primary focus has been on product development.

The Company’s first product, a surface disinfectant called “Viralex” and subsequently  renamed T36® Disinfectant, was launched in September of 2001. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. T36® Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces.  This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, walls, floors, windows, mirrors,

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

scissors, nail clippers and other equipment used in beauty salons and spas, dental mirrors and other equipment in dental offices, and equipment used by firefighters, police and paramedics. T36® Disinfectant is also approved by the Canadian Food Inspection Agency (“CFIA”) for use in restaurants and other facilities where food is prepared.

In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against more than 50 different bacteria, fungi and viruses. These studies included the following:

1.

Efficacy study conducted by British Columbia Research Inc. (University of British Columbia, Vancouver, Canada) under the supervision of Dr. Ernie Lee, dated February 10, 1997. Study concluded that the T36® Disinfectant successfully killed four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus-1 and Poliovirus-1). in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate;

2.

Efficacy study conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital, dated June 6, 1997. Study concluded that the T36® Disinfectant was efficacious as against Mycobacterium tuberculosis;

3.

Suspension tests for efficacy completed September 17, 1997 against HIV at the St. Paul’s Hospital’s John Ruedy Immunodeficiency Clinic (Vancouver, Canada) under the supervision of Dr. Brian Conway. Study concluded that the T36® Disinfectant was 100% efficacious on the HIV virus on contact and still had 100% efficacy at dilution of 1:43 (one part T36® to 43 parts water); and

4.

Efficacy studies conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, completed on February 23, 200. Study concluded that the T36® Disinfectant successfully killed the test organisms Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, Human Immunodeficiency Virus Type I, Herpes simplex Virus Type 1, Trichophyton mentagrophytes and Poliovirus Type 1, in compliance with test standards accepted by the Environmental Protection Agency of the United States.

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericide, virucide, fungicide or tuberculocide). Toxicology is the study of the adverse effects of chemical, physical or biological agents on living organisms and the ecosystem, including the prevention and amelioration of such adverse effects. The types of surfaces tested were hard non-porous surfaces.

The above studies demonstrated that T36® Disinfectant was effective in inactivating polio viruses within 3 minutes and tuberculosis mycobacteria within 5 minutes. Polio and tuberculosis are benchmark micro-organisms because they are among the most difficult to kill with disinfectant products. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability. In order to make a virucidal claim and a tuberculocidal claim, a disinfectant product must demonstrate its ability to destroy the poliomyelitis type 1 virus, and Mycobacterium bovis or tuberculosis mycobacteria within a specified time. This is mandated in Canada by the Canadian General Standards Board, “Assessment of Efficacy of Antimicrobial Agents for Use on Environmental Surfaces and Medical Devices”, CAN/CGSB -2.161-97, p.4, and the Therapeutic Products Programme Guidelines on Disinfectant Drugs, 1999 Edition, Appendix II on page 23.

The studies conducted at ViroMed Biosafety Laboratories in the U.S., and at British Columbia Research Incorporated (“BCRI”) in Canada used between 10 and 60 samples each, depending on the organism tested.  In all cases a control was utilized to validate the testing protocols. A positive test result required complete inactivation of the tested viruses and complete efficacy against the fungi and bacteria as required by the U.S. EPA for disinfectant label claims. The results from BCRI demonstrated efficacy in excess of Log10 4.0 (i.e. 10,000 times reduction in micro-organisms) in compliance of the standards required in Canada. The tuberculocidal studies demonstrated results in excess of Log10 6.0 (1,000,000 times reduction in micro-organisms).

Additional toxicology studies were conducted in the United States that demonstrated that T36® Disinfectant is safe to use, as well as non-corrosive and non-caustic. These studies were conducted by Product Safety Labs in labs in East Brunswick, New Jersey, USA and completed in November, 1999.

There were no p-values nor statistical significance employed in the studies because such measurements are not required by Health Canada or the EPA and, therefore, are not part of the standard protocols. There were no further requirements for the Company to undertake further studies.  T36® Disinfectant’s Heath Canada Drug Identification Number (DIN) is 02231344.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

The Company is also in various stages of development of other products including:

1.

"Ready to Use" Disinfectant Cleaner: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3-5 minute time for T36® Disinfectant).  It has also passed internal company efficacy testing.  This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36®  Disinfectant , but need a more economical  product..  The Health Canada DIN for this product is 02272989 The Company has not determined when manufacturing will be started or when revenues will be realized from this product.

2.

DisinfectantCleaner CONCENTRATE: This product has completed testing and is registered with Health Canada (DIN 02278820). For US sales, EPA registration is required at an estimated cost of  $100,000. Completion of the required US registration is dependent on financing. The EPA registration is projected to be completed 2 years after financing is available. International sales are important to the Company and delays in US registration could have a significant effect on future sales and cash flow, as well as allow competition to penetrate this market. It is not known when manufacturing will be started or when revenues will be realized from this product.

3.

Hand Sanitizer:  In February 2006, the Company started marketing of its hand sanitizer product (Health Canada DIN 02247771) through its current distributors to existing customers.  Up to June 30, 2006, there have been no significant sales of this product. No further testing or registrations are planned.

4.

T36® Personal Disinfectant, T36® Disinfectant Wipes and "Ready to Use" Disinfectant Cleaner Wipes: These products have been designed for use by general public for cleaning and disinfecting their hands or hard surfaces. Development has been completed and both products are registered with Health Canada (DIN’s  02231344 and  02272989, respectively). No further testing or registrations are planned and no final product has been manufactured or marketed up to June 2006. It is not known when manufacturing will be started or when revenues will be realized from this product. Delays may cause reductions in anticipated revenue generation.

5.

Anti-viral Soap: The Company has developed an anti-viral, anti-bacterial soap.  As at June 2006, no application has been filed for a Health Canada DIN and no product release date has been set. Testing for FDA approval to market in the U.S. is estimated to cost approximately $400,000. Completion of product registration and initiation of marketing activities is dependent on financing, with completion of these tasks anticipated within 3 years after financing.  However, this delay could allow competition to penetrate this market, which could reduce the revenue potential for this product.

6.

Microbicide Gel: This product has been formulated and now requires testing for efficacy and toxicity. It was developed as a personal lubricant to prevent the transmission of sexually transmitted infections (“STI’s”). The testing required to attain FDA approval of this product would be beyond the financial capabilities of the Company. Therefore, after the Company files a patent application for this technology, the Company intends to identify a licensee or joint venture partner working in the area of STI prevention that can undertake the testing and market development. It is no known how much time it would take to complete the required testing for STI prevention, what costs would be involved or even if  there are companies that would be interested in conducting this testing. Delays may allow competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated.

The Company does not keep separate records of the cost of the development and registration for each product for a number of reasons. First, much of the development had already been done on the products before the Company acquired the assets of API in November, 2003 and API did not keep such records. Second, the Company’s expenditures after completing the acquisition of the assets of API have mostly involved registration, intellectual property protection and some testing. These expenses are recorded in separate categories from research and development in the financial statements. Third, the level of expenditures by the Company would be relatively small if they were allocated to individual products and would not be considered to be material if expenditures on each product were considered on their own. Finally, the cost of accounting for such a variety of expenditures on such a number of products is not considered to be financially justified.

Limited information has been provided on the estimated time of completion for individual products and for the estimated time of material net cash inflows for a number of reasons. Testing in the US for applications to the FDA or the EPA, or in Canada for Health Canada, is dependent on financing to support these tasks. The timing of

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

financing and even the availability of financing is uncertain, which mean that completion dates and the time required to achieve material net cash flows are also uncertain. Even when the financing is available to complete testing and prepare the required submissions to the regulatory bodies, the time taken by the regulatory agencies to review the submissions is unpredictable. Further, the regulatory agencies may identify deficiencies in the submission and request more documentation or possibly even more testing before providing an approval for a product, if such approval is granted at all. Since the timing to secure product registration and market approval is uncertain and delays can lead to the entrenchment of competitors and make the penetration of markets more difficult, even more uncertainty is added to the estimates of time required to time to arrive at material net cash flows. For these reasons, the Company believes that it is more prudent to not project the times and/or costs of market approval for individual products.

Plan Of Operations

Source of Funds for the remainder of Fiscal 2006 and for Fiscal 2007

The Company’s primary source of funds since incorporation has been and continues to be through the issuance of common shares although our sales revenues are rising.

As of June 30, 2006, the Company had a deficit of $2,041,701.

Use of Funds for Fiscal 2006/2007

For the 18 months ending June 30, 2007 (the end of Fiscal 2007) the Company estimates that it will require the following to fund planned operations:

General Office and Administrative Expenses:

$   600,000

New Products Research and Development:

$   100,000

US securities fees and expenses (related to Form 20F filing):

$     20,000

Sales and Marketing:

$   235,000

Patenting activities:

$     30,000

Regulatory activities (1):

$   150,000

New Product Sample Inventory / Production (2):

$     20,000

Total:

$1,155,000

Less Anticipated Revenue:

$   350,000

Additional Funds required:

$   805,000

Working Capital (as of June 30, 2006):

$     33,169

TOTAL ADDITIONAL FUNDS REQUIRED:

$   771,831

(1)

Regulatory Activities refers to performance of toxicology, efficacy and other studies required to secure FDA, EPA and other regulatory approvals so that the Company can sell in markets outside of Canada and also refer to securing Health Canada Drug Identification Numbers for Canadian approvals for the Company’s new products.

(2)

New Product Sample Inventory / Production refers to the costs of producing samples for market and consumer testing of those products the Company is developing.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either its facilities or personnel, including number of employees, in the remainder of Fiscal 2006 and in Fiscal 2007.

As distribution and sales are done on a wholesale price basis, sales revenue changes do not result in changes in the number of personnel or the Company’s facilities.

As production is being performed on a contract basis with Norwood Packaging Ltd. (see Exhibit 4.B.) changes in product sales do not result in changes to the Company’s facilities or personnel.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

United States vs. Foreign Sales/Assets

All of the Company’s assets are located in Canada.

All of the Company’s sales to date have been in Canada.

Material Effects of Government Regulations

At this time, our sales are primarily in Canada and, as a result, government regulations in Canada affect the Company most significantly.  However, the Company hopes to commence sales in the United States and China in the future and, as a result, we have summarized the government regulations in these markets that may affect the Company in the future. The Company’s products and future planned products can be categorized either as disinfectant products or therapeutic products, depending on the intended use. A summary is provided on the government regulations for both of these product categories.

1.

Canada: In order to market and sell a disinfectant, which is classified as a drug in Canada, the product must be approved by Health Canada, a federal government department responsible for the oversight of drugs and certain other medical products. The Therapeutics Product Directorate (TPD) is the department of Health Canada that issues the DIN (Drug Identification Number) for registered products.  A company can apply for a DIN by submitting the appropriate fee, a draft label and, in most cases, copies of completed efficacy and safety studies to support the claims made on the label. The TPD generally takes 7-12 months for review and completion prior to the issuance of a DIN. However, if further documentation or studies are required, the time taken to obtain approval for a new product can be longer.

T36® Disinfectant has received approval from Health Canada as a disinfectant, disinfectant cleaner, sanitizer and deodorizer. The DIN for T36 Disinfectant is 02231344, which permits its sale in Canada for these applications.  T36® Disinfectant has also been approved in Canada by the Canadian Food Inspection Agency for use in “Registered Establishments”, which include meat processing plants, restaurants, breweries, wineries and other commercial food processing establishments.

Production facilities that manufacture an approved product must have an Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by a division of Health Canada.  Norwood Packaging Ltd. (“Norwood”), which produces the Company’s products under contract (see Exhibit 4.B.), has an Establishment License. The Company’s agreement with Norwood, dated September 29, 2005, requires Norwood to manufacture and store T36® Disinfectant for the Company in exchange for a percentage of sales made by the Company. The percentage paid to Norwood varies with the size of the order and for certain customers. Norwood also has a Right of First Refusal to manufacture other products for the Company under similar terms. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement, any form of insolvency on the part of Norwood or the Company, or 90 days written notice by either party. There is no specified expiry date for this agreement.

2.

United States: In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use.  Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. Any products with therapeutic claims or intended for use on humans are regulated by the FDA.  It is illegal to market and sell therapeutic products in the United States without an FDA or EPA registration. At some point in the future, the Company intends to undertake the processes in the United States to obtain FDA or EPA registration numbers.

In the United States, T36®  Disinfectant must be registered with the Environmental Protection Agency (“EPA”) as a disinfectant, disinfectant cleaner, sanitizer and deodorizer. The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see Exhibit 4.A. for details of the Company’s contract with Phigenics).

Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:

(a)

Assist the Company with the registration of T36® Disinfectant with the US Environmental Protection Agency (“EPA”),

(b)

Work with the Company to develop new formulations of T36® Disinfectant, and

(c)

Develop sales and distribution channels in the US.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

For these services, the Company will provide up to US$32,000 for EPA product registration fees, provide Phigenics with a royalty on Net Sales (gross sales less refunds and returns) of T36® Disinfectant in the US starting 90 days after the Registration is achieved. The royalties will be 7% for the first year until 150% of Phigenic’s contribution in kind has been repaid and then 5% for the remainder of the first year, 5% for the second year, 4% for the third year, 3%  for the fourth year, 2% for the fifth year and 1% for the sixth and seventh years. In addition, Phigenics will receive a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.

Neither the term nor the termination provisions of the agreement with Phigenics are finalized as at June 30, 2006. The Company cannot say when, or even if, the proposed submissions to the EPA and the FDA will be completed.  The Company cannot predict the timing of FDA or EPA approval, if such approval can be obtained.

FDA product registrations require the following tests for each product: Time kill Evaluation, MIC (Minimum Inhibitory Concentration) Evaluation, Pilot Clinical Evaluation, Full Pre-op clinical Evaluation, Pharmacokinetics study, Insult Patch test, 21-day Cumulative Irritation, In-vitro screening, Ocular irritation and In-vitro dermal irritation. These tests would typically require 12-18 months to complete and must be conducted by FDA certified labs. The FDA review and approval of this data can take up to 24 months. Once approved, then human clinical trials (if required) would need to be completed.  These trials are normally conducted in 3 phases, with a detailed protocol for each phase provided to the FDA for approval to proceed. At the end of each phase, the results are analyzed and submitted to the FDA and, if acceptable, the trial continues to the next phase:

Phase I Clinical Trials: This is the first stage of testing of a new therapeutic in human subjects, normally with a small group (20-60) of healthy volunteers. The objective is to assess the safety and tolerability of the product as a therapeutic, as well as to determine the effects of various doses of the product.  For externally administered agents, the testing is simpler than for injected or internally administered agents. However, Phase 1 trials can require up to 2 years to complete, including analysis of the collected data, preparation of the Phase I report for submission to the FDA and the time until a response is received. If these results of Phase I are accepted by the FDA, then the clinical trial can proceed to Phase II.

Phase II Clinical Trials: This second phase tests the therapeutic on a larger group and evaluates both the required dose (i.e. different quantities of the therapeutic) and efficacy (i.e. how well the therapeutic works for the specified indication). Phase II trials can take up to 3 years. However, some trials can combine Phase I and Phase II, which can reduce the total time required.

Phase III Clinical Trials: This third phase of clinical trial depends on the indications for which the therapeutic is being tested. For most agents Phase III trials are a randomized, controlled, multi-center trial with large patient groups (often more than 300), with the objective of  confirming that the therapeutic is as effective or more effective than the current “gold standard” for the same application. Phase III trials can take up to 5 years or more to complete.  If the results of the Phase III trial are approved by the FDA, then  product is approved for marketing for the specific indications that were tested.

The three phases of clinical trials can require as long as 5-10 years to complete even for topical products. The total time required is dependant on the nature of the therapeutic, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the FDA. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application.  The Company does not currently plan to conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies who can support the costs of such trials,

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

3.

China: In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”).  The CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. Upon completion of successful testing at the CDC, products can be registered for sale within China.

Registration of T36® Disinfectant in China is being left to the discretion of  Fuzhou Xinmei Biotech Co. Ltd. (”Fuzhou”) because the Company is not knowledgeable about the registration requirements of jurisdictions outside of North America. The Company has entered into an agreement, dated October 26, 2004 with Fuzhou which provides that, in exchange for licensing and production rights in China, Fuzhou agrees to make all efforts to register T36® Disinfectant for sale in China. Fuzhou has the exclusive right to distribute T36® Disinfectant in the Fujian province of China if minimum sales volumes are met. Fuzhou may also apply to the Company for the right to distribute T36® Disinfectant in other provinces of China, provided that Fuzhou obtains provincial registrations for T36® Disinfectant as required and meets minimum sales levels in the first year after each new provincial registration is obtained. The royalties will be proportional to the minimum sales levels in each new province and proportional to the per capita minimum sales levels established for the province of Fujian.

Under the agreement with Fuzhou, the Company is obliged to provide to Fuzhou with all of the technical information on the product and all the samples that are needed for testing to be conducted by the Centers for Disease Control (“CDC”) in the People’s Republic of China. After the Company has provided the information and samples, Fuzhou will be allowed 6 months in which to obtain the registration for T36® Disinfectant in China. The Company provided a second set of samples to Fuzhou in January 2006 and is obligated to provide technical assistance and samples as required by Fuzhou to obtain the registration for T36® Disinfectant.

If Fuzhou does not obtain the registration by July 2006, due to circumstances beyond the control of Fuzhou, the Company will grant 60 day extensions to Fuzhou to allow Fuzhou additional time to obtain the registration. Independent testing is being undertaken at the Centers for Disease Control (“CDC”) in the People’s Republic of China using the two sets of samples provided by the Company. The Company does not know the progress or the full extent of such testing and is leaving the administration of such testing to Fuzhou.

At the discretion of the Company, extensions can and have been granted to allow Fuzhou more time to obtain the required registration. Fuzhou will have the right to manufacture T36® Disinfectant for the Company’s customers that are located outside of China. Fuzhou will pay a 10% royalty to the Company on all sales achieved by Fuzhou. The agreement is for 6 years with no specific renewal terms. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Fuzhou or the Company.

The Company cannot guarantee that the Chinese government will approve the sale of T36® Disinfectant, or any other product and cannot say with certainty when or if approval in China might be obtained. In addition, registration of as T36® Disinfectant as a disinfectant, disinfectant cleaner sanitizer and deodorizer is being sought in China by Fuzhou.

4.

Malaysia and Other Regions of Asia: The Company has a 5 year licensing and distribution agreement with Linns Corporation Sdn Bhd (“Linns”) (see Exhibit 4.F.) with an effective date of August 1, 2004.  “The Territory” is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, subject to Linns submitting the required applications required for regulatory approval of T36® Disinfectant in each part of the Territory.

Registration of T36® Disinfectant in Malaysia is being left to the discretion of the Linns because the Company is not knowledgeable about the registration requirements of jurisdictions outside of North America. On the Company’s behalf, Linns submitted its T36® Disinfectant to the National Pharmaceutical Control Bureau, Ministry of Health, Malaysia and received approval in January of 2005 to sell T36® Disinfectant as a disinfectant, disinfectant cleaner sanitizer and deodorizer in Malaysia. However, because the T36 Disinfectant could be flammable, the Company needs approval from Malaysia’s Department of Fire & Rescue before T36® Disinfectant can be stored at Linn’s warehouse.  This approval has not yet been obtained.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Linns is obliged to meet minimum sales levels that are mutually agreed upon by Linns and the Company and to purchase T36® Disinfectant from the Company. Linns has a Right of First Refusal to manufacture T36® Disinfectant for the Territory. If Linns meets the minimum sales obligations, the agreement is renewable for an additional 5 years. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Linns or the Company.

Seasonality

The only seasonality observed with respect to T36® Disinfectant marketing is that sales slow down in the summer and during the Christmas period due to a general business slowdown as a result of customers being on holidays.

Dependency upon Patents/Licenses/Contracts/Processes

If the Company is able to further commercialize and increase sales of its T36® products, the Company may be dependent  on patent and trademark protection to protect future potential revenues and growth.

Patents

The Patent Cooperation Treaty (PCT) is an international patent law treaty established in 1970. It provides a unified procedure for filing patent applications to protect inventions in each of its Contracting States, which includes each jurisdiction specified below. A patent application filed under the PCT is called an “international application” or “PCT application”. A single filing of an international application is made with a Receiving Office (RO) in one language. It then results in a search being performed by an International Searching Authority (ISA), accompanied with a written opinion regarding the patentability of the invention which is the subject of the application. Optionally, this is followed by a preliminary examination, performed by an International Preliminary Examining Authority (IPEA). The PCT does not lead to the grant of an "international patent", which does not exist, but rather, national patent examinations that are handled by each relevant national or regional authority. For example, in Canada, the US, China, Australia and Singapore, there are national patent offices whereas, in Europe, the European Patent Office handles the national phase for its member states.

API filed patent application #PCT/CA2002/001284, “A wide spectrum disinfectant”, on August 20, 2002. All rights to the patent application were transferred from API to the Company on completion of the Qualifying Transaction on November 13, 2003. A summary of subsequent events is presented below.

1.

Canada: On February 18, 2005 the Canadian Intellectual Property Office received the PCT patent application and assigned it Patent Application Number 2,495,938.

2.

European Union: On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office and assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence.

3.

China: On June 25, 2005 the Company was notified that the PCT application was accepted for national examination by the Patent Office of the People’s Republic or China (“Chinese Patent Office”) and assigned Patent Application Number 02829642.7. On August 11, 2005, the Chinese Patent Office accepted a Request for Substantive Examination from the Company. The application was published in the Chinese Patent Gazette on October 19, 2005, under Publication No. CN1684711A and entered into Substantive Examination. On February 5, 2006, the Company filed a Voluntary Amendment to the original patent application to correct certain minor errors in the original application. On June 2, 2006, the Chinese Patent Office provided an Office Action which requested certain additional amendments to the patent application. The Company does not consider these requested amendments to be material.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

4.

United States: On February 18, 2005, the US Patent and Trademark Office received the PCT patent application and assigned it Patent Application Number 10/525,110 . The patent application was published by the United States Patent and Trademark Office (USPTO) on December 22, 2005, under Publication Number US 2005/0282727.

5.

Singapore: On February 18, 2005, the Singapore Patent Office accepted the PCT patent application and assigned it Patent Application Number 200500987-3.

6.

Australia: On March 15, 2005 the PCT application was accepted for national examination by the Australian patent office on March 15, 2005 and assigned with Patent Application Number 2002322916.

The subject matter of all of these pending patents is the composition of T36® Disinfectant which contains five active ingredients, four of which are in relatively low concentrations that act synergistically to disrupt the physical structure of all types of micro-organisms. The pending patents also provide for the method of manufacturing T36® Disinfectant.

As of June 30, 2006 none of these patents has yet been finally approved.  The Company cannot estimate when, if at all, the patents will be approved.

Trademarks:

The Company successfully trademarked “T36” in Canada on April 22, 2004 and in the United States on November 2, 2004.  The trademark in the United States is a Principal Register mark. The Principal Register of the US Patent and Trademark Office (“USPTO”) conveys the important substantive rights that most people associate with federal registration and, as a result, it is the preferred method of federal trademark protection. Probably the most important benefit of placing a mark on the Principal Register is that anybody who later initiates use of the same or a confusingly similar trademark may be presumed by the courts to be a "willful infringer" and therefore liable for damages.

The Company also successfully trademarked the Company’s logo in Canada on July 16, 2004 and in the United States on January 18, 2005, also as a Principal Register mark.

Impairment of intellectual property

The Company purchased, at an estimated cost of $540,000, substantially all of the assets and undertakings of API, principally comprised of certain intellectual property rights of API related to T36 Disinfectant developed by API including certain drug identification numbers, trademark and patent applications, inventory, capital assets, the shares of ALDA Institute For Preventative Health Care Inc., a non-competition agreement, and certain contracts.. In the financial statements, the intangible assets balance represents the carrying amount for the intellectual property and these assets were determined to have an indefinite life.

An impairment loss of $179,000 was charged against earnings for fiscal 2004 and an impairment loss of $245,000 was charged against earnings for fiscal 2005. This impairment loss was considered necessary due to sales of the T36® Disinfectant being lower than the $540,000 valuation could support and also because the Company's progress towards securing legal protections for its proprietary product and development of a market for its product were significantly slower than had been anticipated at the time of the purchase of the business assets.  At June 30, 2005, the carrying cost of the intangible assets was written down to the estimated net recoverable amount of $116,000.

The carrying amount of Intangible Assets was determined as follows:

Original purchase cost (Note 9)

$540,000

Impairment loss in 2004

(179,000)

Balance at June 30, 2004

361,000

Impairment loss in 2005

(245,000)

Balance at June 30, 2005

116,000

Balance at June 30, 2006

116,000

Management has revised its projections of cash flows based on these circumstances.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Sources/Availability of Raw Materials and Production

T36® is comprised of ethanol, o-phenyl phenol, benzalkonium chloride and other ingredients, including lemon fragrance and water.  All of these chemical raw materials are commonly produced in industrialized countries by a number of manufacturers and are generally considered safe to transport. However, they have a low value to weight ratio which means it is likely cheaper to source raw materials from local producers than shipping raw materials from other markets. As a result, the Company does not believe that it is vulnerable to raw materials shortages or to loss of access to supply from any one producer.

The Company has entered into a production contract with Norwood Packaging Ltd. (see Exhibit 4.B.) and anticipates entering into production contracts for each area in which the Company would market and sell the T36® Disinfectant or other products.

The Company does not have production facilities or anticipate leasing, building or acquiring production facilities.

Principal markets and Potential Product Markets

At this time, the Company’s sales have principally been to:

1.

“First Responder” organizations, including ambulance, fire fighters and police forces in Canada;

2.

Dental clinics; and

3.

Beauty and hair care salons and spas.

There are no reliable market estimates of the size of the disinfectant or disinfectant cleaner market in these segments.

The Company hopes to expand its product sales to hospital and related consumers in the future. In addition, the Company hopes to expand its product sales to the United States and China.  However, as detailed in Item 4B Material Effects of Government Regulation, the Company’s products must first receive regulatory approval in any new sales jurisdiction and obtaining this approval can be costly and time consuming.

There is no available estimate of the size of the Canadian market for disinfectant products or products similar to those of the Company. Also, no estimates are available for the US or overseas markets.

“Disinfectant Products” are a very broad category of products and, where estimates are available of market size, the data appears to include many products dissimilar to those of the Company and often includes consumer products (e.g. widely marketed consumer brand name hand soaps).  As well, particularly in the market niches where the Company’s sales have been to date (as described above), there are a number of private company producers of disinfectant products whose sales figures are not publicly available.  No industry trade organization exists which could provide estimates of disinfectant sales, in product categories, for Canada or the United States.

Marketing, Distribution and Sales Channels

The Company does not directly market its products to end consumers.  The Company’s marketing, distribution and sales model is to market its products to wholesalers of similar products who then market the products to end consumers.

The wholesale industry for disinfectants, cleaners, cleaning and hospital supplies and similar consumer products is fragmented into a large number of wholesalers.  As a result, no competitor of the Company exercises significant control over distribution.  However, the Company must convince each new wholesaler that it targets both to carry its products, often in place of other existing products, and also to make the Company’s products available to the wholesaler’s customers.

The Company’s products and name are not immediately recognizable to end consumers and, as a result, wholesalers have to make some additional effort to generate sales, as compared to the effort associated with a product familiar to end consumers. This difficulty, which all new companies face in marketing their products, is probably the greatest challenge for the Company (i.e. how to get end consumers to recognize and request its products from wholesalers), given the Company’s limited budget for incentives or advertising.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

The Company markets it products to wholesalers through two full-time sales and marketing representatives, trade shows and product promotional materials / flyers.

The current key accounts are:

1.

Esthetics Plus, Inc.: A distributor to the beauty market in the second year of a three year renewable contract.

2.

Sinclair Dental Limited:  A distributor to the dental market and customer of API and the Company for 6 years.

3.

Product Distribution Centre:  A Crown Corporation of the Province of British Columbia, Canada and a distributor to the first responder market. This group has just extended its 3 three year contract by two years.

4.

The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of API and the Company for 6 years.

5.

VWR International: A distributor to the laboratory market and a customer of API.

The Company currently sells its T36® Disinfectant through these distributors and is also planning on introducing its new products, such as the T36® "Ready to Use" Disinfectant Cleaner, T36® Disinfectant Cleaner CONCENTRATE and the corresponding wipes, through these distributors. The current sales and plans to introduce the new products through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company’s revenues until new distributors could be found. It is possible that new distributors might not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs, even if the sales levels could be regained.

4.C.  Organization structure

The Company is not part of a group and has only one wholly owned subsidiary, Sirona Therapeutics Corp. (“Sirona”), formerly the ALDA Institute for Preventative Health Care Inc., a Company incorporated in British Columbia.

On January 12, 2005 the Company entered into a license agreement Sirona.  Under this agreement, the Company can choose to transfer the rights to certain therapeutic applications of its T36® Disinfectant to Sirona if financing is directed into Sirona rather then into the Company. The Company will retain ownership of the technologies if Sirona undertakes any financing and completes the patenting and registration of any therapeutic products developed and based on the T36® Disinfectant. At the present time, Sirona is an inactive company, but is in a position to become active if Sirona secures investment funding in the future. If such an investment is not made directly into Sirona, it will remain inactive or may undertake unrelated business activities.

4.D. Property, Plant and Equipment

The Company has executive offices at 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 which consist of 3,178 square feet. The Company leases its offices on a renewable one year lease basis at Cdn $2,845.00 per month (see Exhibit 4.D. for lease agreement).

The Company contracts out its manufacturing and has no present intention of leasing or acquiring manufacturing facilities (see Exhibit 4.B. for production contract with Norwood Packaging Ltd.).

Item 4A  Unresolved Staff Comments

No disclosure necessary.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

5.A.  Operating Results of The Company

Overview

Over the course of the Company’s operating history, the Company has successfully secured the required government and regulatory approvals to market and sell its T36® Disinfectant products in Canada.  This has resulted in sales as described in Results of Operations below and, to date, all of the Company’s sales have been in Canada.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Canada, however, while it is a developed industrial economy, is not a particularly large market relative to economies such as the United States or China. To achieve profitability and increase sales substantially, the Company must first secure government and regulatory approval of its products in markets outside of Canada or secure registrations for additional products within Canada

Although sales in Canada have grown over the Company’s operating history, the Company has not yet secured the required government and regulatory approvals for the sales of its products outside of Canada.  Each government or regulatory jurisdiction tends to require efficacy studies or safety studies of differing content or quality.  The regulatory approval process to date has been costly both in terms of working capital and in terms of management time and attention.

Results of Operations

The Company has been actively marketing its T36® Disinfectant product since November 13, 2003 (the June 30, 2004 financial year).  Prior to the June 30, 2004 financial year, the Company was engaged primarily in seeking out and consummating a Qualifying Transaction and was not engaged in active operations for sales and marketing of products.  As a result, no sales occurred in the year ended June 30, 2003. The period ended June 30, 2004 represents only 7 months of sales vs. 12 months of sales in the year ended June 30, 2005 as a result of accounting beginning in November, 2003 when the acquisition of API was completed.

The Company’s sales, over the last three financial years, have increased from zero in the year ended in June, 2003 to $239,271 in the year ended in June, 2005 and $223,586 in the year ended June 30, 2006.  As well, its unit cost of sales has decreased in the years ended June, 2005 and 2006, for the most part due to one-time start up costs associated with beginning production in the 2004 period discussed in more detail below.

However, the Company is still operating overall with a significant loss from operations.  This reflects, to a great extent, the costs associated with trying to register its products for sale in jurisdictions other than Canada and ongoing administrative, management and intellectual property protection costs.

To generate a net profit, the Company believes that it must register its products for sale in another major market, such as the United States or China or both, to achieve sales economies or achieve significant sales of its newer products such as the hand sanitizer and disinfectant cleaners.

Sales

For the year ended June 30, 2006, sales were $223,586 compared to $239,271 for the year ended on June 30, 2005 and $111,363 for the seven and one-half month period from November 14, 2003, after completion of the Qualifying Transaction, to June 30, 2004. Sales were generated in 2005 and 2006 from the Company’s surface disinfectant, T36® Disinfectant, through its distributors to the first responders, dental and beauty markets.  In 2006, the Company introduced the T36® Hand Sanitizer, which is also being sold through the same distributors. The Company was a CPC until November 13, 2003 and had no revenues to report for the fiscal year ended June 30, 2003.

Some seasonality is observed with sales slowing down in the summer and over the Christmas period. No other factors seem to significantly affect sales on a quarterly basis. No new competitors have appeared in the market nor have any withdrawn from the market. Company Average sales for the period were $19,939 per month. The 34% increase in sales per month over the latter period was due to increased marketing efforts and the hiring of sales staff including an Account Manager whose responsibility is to increase sales.

Cost of Sales

The cost of sales for the year ended June 30, 2006 was $142,379 compared to $150,075 for the year ended on June 30, 2005 and $122,842 for the seven and one-half month period from November 14, 2003, after completion of the Qualifying Transaction, to June 30, 2004. Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs and handling charges. The higher relative cost of sales observed in the 2004 fiscal year was due to the extra costs associated with starting up the operations of the Company.  There was no cost of sales in the year ended June, 2003 because there were no sales. The relatively high cost of sales in the year ending June 30, 2004 was due, in part, to one time costs associated with start up of operations. These start up costs included the development and printing of new marketing materials including product brochures and labels, new advertising and the purchase of inventory.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Gross Profit (Loss)

In 2006, a gross profit of $81,207 was attained, which was in line with the gross profit of $89,196 in 2005. A loss of $11,479 was encountered for the seven and one-half month period from November 14, 2003, after completion of the Qualifying Transaction, to June 30, 2004.  There was no gross profit or loss in the 2003 fiscal year because there were no sales.  As noted above with cost of sales, starting production of the Company’s  T36 ®Disinfectant product and securing raw material inventory, warehousing space and other items contributed to the loss in the 2004 period.

Advertising and Promotion

Advertising and promotion costs for the year ended June 30, 2006 were $12,169 compared to $27,685  for the year ended June 30, 2005 and $26,456 in 2004. Costs in this category were reduced significantly as the Company did not allocate as much advertising as in the 2005 and 2004 fiscal years.  Instead of promoting the name of T36® Disinfectant in selected trade journals, the Company chose to offer and send samples to selected distributors and customers.

Amortization

Amortization of $566 for the year ended June 2003 increased to $4,383 for the year ended June, 2004 , $8,217 for the year ended June, 2005 and $8,281 for the year ended June, 2006 due to the purchase of office and computer equipment that was required to support the operations after completion of the Qualifying Transaction .

Conferences

Expenses for conferences increased from zero for the year ended June, 2003 to $11,437 for the year ended June, 2004, $12,035 for the year ended June, 2005 and $666 for the year ended June, 2006. These expenses were based on the need to attend trade shows for purposes of marketing the Company’s products after the Company had acquired the rights to the T36® Disinfectant as a result of completing the Qualifying Transaction.

Consulting & Management Services Fees

Consulting fees for the year ended June 30, 2006 were $183,218, June 30, 2005 were $210,561 as compared to $224,622 for the year ended June 30, 2004 and $12,000 for the year ended June 30, 2003. The consulting fees primarily represent remuneration for management services provided to the Company by management services companies controlled by the Company’s President, Terrance Owen; its CFO and Peter Chen. The consulting fees were much lower for the fiscal year ended June 30, 2003 because the Company was still a capital pool company and was not providing any management fees.

Filing Fees

Filing fees increased from $9,146 for the year ended June, 2003 to $20,262 for the year ended June, 2004 $21,544 for the year ended June, 2005 and $22,834 for the year ended June, 2006 due the need for the Company to pay the regulatory bodies for the completion of private placements that were larger than the private placement that took place in the year ended June, 2003.

Investor Relations

Investor relations costs increased from zero for the year ended June, 2003 to $59,038 for the year ended June, 2004 , $90,779 for the year ended June, 2005 and $52,808 due to the fact that no investor relations activities are allowed for a Capital Pool Company prior to the completion of its Qualifying Transaction. Expenses were higher for the year ended June, 2005 compared to the year ended June, 2004 because the expenses for the year ended June, 2004 represent only seven and one half months of investor relations expenses compared to 12 months for the year ended June, 2005.

Legal and Accounting

Legal and accounting increased from $13,086 for the year ended June, 2003 to $45,763 for the year ended June, 2004, $57,833 for the year ended June, 2005 and $63,178 for the year ended June 30, 2006. Accounting fees consist primarily of the cost of the audits for the three years. Legal fees in 2006 included costs for preparing materials for the AGM, closing of a private placement by way of an Offering Memorandum, preparing the agreement between the

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Company and JohnsonDiversey, Inc. that settled the trademark dispute as announced in a press release dated May 30, 2005 and continuing legal action seeking damages from a competitor as announced in a news release issued by the Company on June 30, 2004. In the 2004 fiscal year, legal costs were incurred for closing the Qualifying Transaction, the Financing associated with the Qualifying Transaction, required regulatory filings and litigation involving a competitor as announced in new releases issued by the Company on May 14, 2004 and June 30, 2005.

Office and Miscellaneous

Office and Miscellaneous expenses increased from $5,025 for the year ended June, 2003 to $28,564 for the year ended June, 2004, $30,426 for the year ended June, 2005 and $25,450 for the year ended June, 2006 due to the need for the Company to undertake sales of its acquired product and to maintain its administrative functions that increased dramatically as a result of competing the Qualifying Transaction.

Product Development and Product Registration

Costs in these two categories are combined for purposes of this discussion since product development is not a material item and is represented only in the year ended June, 2004. Costs in this category increased from zero for the year ended June, 2003 to $38,320 for the year ended June, 2004, $54,293 for the year ended June, 2005 and $18,377 for June 30, 2006. Costs in this category include the fees paid to the regulatory consultants in Canada and the US to pursue the registration of the Company’s products in the United Kingdom and the United States. Costs spent on laboratory testing and intellectual property protection are also included in this category. Product registration refers to the registration of the Company’s products with Health Canada and to the patenting activities undertaken by the Company. There were no costs for products in the year ended June, 2003 because there were no products. Expenses were higher for the year ended June, 2005 compared to the year ended June, 2004 because the expenses for the year ended June, 2004 represent only seven and one half months of expenses compared to 12 months for the year ended June, 2005.

Rent

Rent increased from $18,412 for the year ended June, 2003 to $21,562 for the year ended June, 2004, $25,265 for the year ended June, 2005 and $30,912 for the year June, 2006 due to the need for the Company to expand after the addition of new personnel to handle sales and administration during the year ended June, 2004.

Travel

Travel expenses increased from zero for the year ended June, 2003 to $6,402 for the year ended June, 2004 , $4,512 for the year ended June, 2005 and $3,252 for the year ended June, 2006 due to the need for the Company to attend conferences to achieve sales of its products. There were no products to sell in the year ended June, 2003 and no need for such travel.

Wages and Benefits

Wages and benefits increased from zero for the year ended June, 2003 to $45,560 for the year ended June, 2004 , $97,389 for the year ended June, 2005 and $75,903 for the year ended June, 2006 due to the addition of new personnel to handle sales and administration during the year ended June, 2004. Expenses were higher for the year ended June, 2006 and 2005 compared to the year ended June, 2004 because the expenses for the year ended June, 2004 represent only seven and one half months of expenses compared to 12 months for the year ended June, 2005 and June 2006.

Loss from Operations

The loss from operations was $417,409 for the year end June 30, 2006 as compared to $553,028 for the year ended June 30, 2005, $548,062 for the year ended June 30, 2004 and $58,412 for the fiscal year ended June, 2003. The losses were due, in large part, not to a loss on sales (see Gross Profit (Loss) above) but to the many costs incurred to establish a basis for further growth of the Company, such as costs associated with patenting the Company’s products, costs associated with attempting to secure US and foreign regulatory approval of the Company’s products and producing prototypes of products (such as disinfectant wipes, which contain the Company’s T36® Disinfectant or similar active ingredients). The Company did not have such expenditures in the fiscal year ended June, 2003 because it had not completed the Qualifying Transaction and had no expenses related to product development, product registration, advertising, conferences, investor relations, travel of wages.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Other Income (Loss)

Under this category, the impairment loss on intangible assets and the loss on legal settlement have been described elsewhere.

5.B. Liquidity and capital resources

The Company had working capital of approximately $33,169 as of June 30, 2006.  As described in ITEM 4.B. Plan of Operations, the Company believes that it requires $771,831 in additional working capital to complete its planned business activities over the 18 month period ending with the end of its Fiscal 2007 on December 31, 2007. It is the intention of management to undertake private placements as needed to secure sufficient working capital to maintain its operational and development plans. For example, the Company closed a brokered private placement of 2,205,000 Units of the Company at a price per share of $0.10 for gross proceeds of $220,500 as announced on February 15, 2005. Management will undertake further such private placements as required.

While the Company has (as described above in Results of Operations) experienced sales revenues growth, these revenues are not sufficient, at this time, to enable the Company to expand its activities in seeking regulatory approval in markets outside of Canada or to enable it to develop and market new products.

If it is unable to secure additional equity financing, the Company may not be able to continue as an operating business.  The Company is operating at a loss and its sales revenues do not currently cover even its general and administrative expenses.

Critical Accounting Policies

Please refer to the Notes to the audited financial statements

Recent Accounting Pronouncements

1.

Stock-based compensation

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870").  The new recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2001.

Under CICA 3870, prior to July 1, 2003, the Company was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments.  Consequently the adoption of the standard had no impact on the figures presented other than the pro forma disclosure contained in Note 8(d).

During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees.  In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

2.

Impairment of long-lived assets

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of long-lived assets.  The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

5.C.  Research and development, patents and licenses etc.

The Company expects to spend approximately $100,000 on research and development of its products in the remainder of Fiscal 2006 and in Fiscal 2007 in total.  Some of these funds will, it is anticipated, by expended in preparing submissions to the FDA and the EPA under the Phigenics, LLC contract (see Exhibit 4.A.) which provides that Phigenics will seek FDA and EPA approval of the Company’s products.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Because it is impossible to predict if the EPA or FDA will request further studies or reviews of the Company’s products, or what cost such studies or reviews would incur, it is not possible to say if this budget will suffice to allow Phigenics to complete submissions on the Company’s behalf.

The Company does not presently have the working capital to fund its Research and Development expenditures described above.

5.D.   Trend information

There are no markets or other trends, other than as disclosed below, which the Company believes materially affect its business prospects.

The Company’s existing customers and the general public are becoming more aware of disinfectant products. The continuing spread of antibiotic resistant bacteria is contributing to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces.

This has resulted in growth in the market for disinfectant products, in particular consumer products which provide antibacterial soaps and lotions.  No reliable quantification of the growth these product sales have experienced is available and no growth or future growth can be reliably predicted.

The Company believes that the demand for its T36® Disinfectant product, or at least for similar products, will increase.

5.E.  Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company does not have any long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on the Company’s balance sheet.

5.G.  Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that the Company may furnish from time to time to the Securities and Exchange Commission.  The Company undertakes no obligation to update publicly or revise any forward-looking statements because of new information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2006 about the Company’s current directors and senior management.  There have been no subsequent changes to the Company’s current directors and senior management:

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Terrance Owen	60	President, CEO and Director	Bi-optic Ventures Inc.	Secretary
Peter Chen	44	Secretary, CFO and Director	None	n/a
Eugene Hodgson	50	Director	Grandfield Pacific Inc. Timmins Gold Corp.	Director Director
Linda Allison	59	Director	None	n/a
Ronald Zokol	57	Director	None	n/a
William McCoy	51	Director	None	n/a

¦

Terrance Owen – President, CEO and Director:  President & Chief Executive Officer of Duft Biotech since May 2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, from December 1980 to April 2002; President of Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, from July 1995 to June 1998. Since September, 2002, Terrance Owen has been the Secretary of Bi-optic Ventures Inc. a company listed on the TSX-Venture Exchange.

¦

Peter Chen – Secretary, CFO and Director:  Self-employed financial consultant since 1994; financial consultant with Whitaker Consulting Ltd., an internet consultant group involved in web design and generating internet traffic to client sites, from February 2000 to August 2001; President of CME Managing Consultants Inc., a consulting firm offering financial analysis and due diligence services to the mining industry, from January 1997 to January 2000; Financial Officer of CME Consulting Ltd. from February 1994 to January 2000.

¦

Eugene Hodgson – Director:  Mr. Hodgson is the President of Seeds Capital Inc., and E.A. Hodgson and Associates. He currently serves as both CFO and Director of Sea Breeze Power Inc. and is a Director and co-founder of the “Families for School Seismic Safety” in B.C.. Mr. Hodgson is a former Director of the Vancouver Board of Trade and Treasurer of the Liberal Party of Canada (for B.C.)

¦

Linda Allison - Director:  President of Snowdon & Associates Management Consultants Ltd., a management consulting company that has provided professional services to pharmaceutical, biotechnology, medical device and high technology companies, since 1984; President, CEO & a director of MDX Medical Inc., a biomedical company that develops medical imaging technologies for the improved diagnosis and treatment of cancer, from 2003 to 2004; President, CEO & a director of Genesis Bioventures Inc., a biomedical holding company that invested in companies developing novel diagnostics and therapeutics in the areas of cancer and neurological disorders, from August 2000 to February 2001.

¦

Ron Zokol – Director:  Dr. Zokol graduated from the Faculty of Dentistry at the University of British Columbia in 1974 and has been practicing dentistry for the last 26 years. He is the director of the Pacific Institute for Implant Dentistry and a Diplomat of the American Board of Oral Implantology, lecturing internationally in the fields of implant surgery and prosthodontics. In 1986, Dr. Zokol was elected President of the Vancouver and District Dental Society. Currently he also teaches advanced reconstructive dentistry.

¦

William McCoy – Director: Dr. McCoy is Chief Technology Officer for Phigenics, LLC, a life sciences technology company based in Chicago, Illinois. He serves on the World Health Organization (WHO) committee. Dr. McCoy received the Intellectual Property Law Association “2001 Inventor of the Year” award and has commissioned to write a book for The International Water Association.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The senior management serves at the pleasure of the Board of Directors.

No Director and/or member of senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or member of senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or members of senior management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 06/30/2005 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

_____________________________________________________________________________________

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Terrance G. Owen, Chief Executive Officer (1)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$60,000 $70,000 $75,000	Nil 32,363 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter Chen, Chief Financial Officer (2)	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$60,000 $64,000 $58,000	Nil 120,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Consulting/management fees (“other annual compensation” of $60,000, $70,000 and $75,000) were paid to a management consulting company owned by Terrance Owen;

(2)

Consulting/management fees (“other annual compensation of $60,000, $64,000 and $58,000) were paid to a management consulting company owned by Peter Chen.

_____________________________________________________________________________________

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Table No. 8

Stock Option Grants to directors and officers in Fiscal 2005 Ended 06/30/2005 and Fiscal 2006 Ended 06/30/2006

_____________________________________________________________________________________

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
William McCoy	20,000	3.7%	$0.20	02/28/2005	02/28/2007	$4,000.00
William McCoy	80,000	14.90%	$0.20	04/04/2005	04/04/2007	$16,000.00
Eugene Hodgson	100,000	18.3%	$0.20	12/22/2005	12/21/2007	$8,000.00

_____________________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2004 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise (1)	Aggregate Value Realized (2)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable (3)
Terrance Owen	0	0	0
William McCoy	0	0	0
Peter Chen	0	0	0
Ron Zokol	0	0	0
Linda Allison	0	0	0
Eugene Hodgson	0	0	0

(1)

No stock options were exercised during Fiscal 2006.

(2)

As no stock options were exercised, no aggregate value was realized from their exercise.

(3)

The market value of the Company’s shares was below the exercise price of issued and outstanding options as at the end of Fiscal 2006.  As a result, there was a 0 value to the value of options held by directors and officers and no options were “In-the-Money” at Fiscal Year End.

___________________________________________________________________________________

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Director Compensation:  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. 300,000 stock options were granted and none were exercised during Fiscal 2005 and during Fiscal 2006 thru 06/30/2006. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants.  Table 8 excludes 100,000 share purchase options granted to Aaron Genereaux, a non-officer and non-director employee, which were granted on August 1, 2004 at an exercise price of $0.20 and have a term of 2 years.

Change of Control Remuneration:  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management. It is possible that the Company may institute such plans in the future.

Other Compensation:  No Senior Manager or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Managers or Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation:  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

 --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Peter Chen (the Company’s CFO), Eugene Hodgson (non-management Director) and Linda Allison (non-management Director).  The Audit Committee met four times during the year ended 06/30/2005 to discuss and approve the Company’s audited and quarterly financial statements.  The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D.  Employees

As of 06/30/2006 and as of the date of filing of this Annual Report, the Company had 2 full-time sales and marketing employees, and two Officers (its President, Terrance Owen and its CFO, Peter Chen, employed full-time.  The Company does not have any part-time employees.

The Company has no plans to increase its numbers of employees unless sales revenues increase and permit hirings.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

6.E.  Share Ownership

Table No. 10 lists, as of 06/30/2006, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

_____________________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options exercisable in 60 days
Common	Terrance Owen (2)	1,371,000	6.01%	117,647
Common	Linda Allison	600,000	2.63%	0
Common	Peter Chen (3)	113,325	0.50%	30,000
Common	Eugene Hodgson	0	0.0%	100,000
Common	Ronald Zokol	205,748	0.90%	0
Common	William McCoy	0	0.0%	100,000
	Total Directors/Management	2,290,073	10.04%	347,647

 (1) based on 20,800,404 outstanding as of June 30, 2006

 (2) includes 24,000 shares owned by Patricia Genereaux, the spouse of Terrance Owen

 (3) includes 58,888 shares owned by 62525 Management Ltd., a company controlled by Peter Chen.

_____________________________________________________________________________________

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan is included with this document as Exhibit 4.E.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) assist the Company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company.  The term “service providers” means:

(a)

Any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries;

(b)

Any other person employed by a company or individual providing management services to the Company;

(c)

Any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or

(d)

Any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and

(e)

Any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

Options may be exercisable for a maximum of five years from grant date;

(c)

Options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d)

Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)

Options to acquire no more than an aggregate of 2% of the issued shares of  the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12-month period;

(f)

 Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g)

Options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

Options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i)

In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance or loans to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 06/30/06, as well as the number of options granted to them.  There are no other outstanding stock options.

Table No. 11

Stock Options Outstanding

________________________________________________________________________________

	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	117,647	$0.17	08/02/2001	07/31/2006
Peter Chen	30,000	$0.17	08/02/2001	07/31/2006
Bruce Schmidt	90,000	$0.17	08/02/2001	07/31/2006
Aaron Genereaux	100,000	$0.20	08/01/2004	08/01/2006
Eugene Hodgson	100,000	$0.20	12/22/2004	12/22/2006
William F. McCoy	20,000	$0.20	02/28/2005	02/28/2007
William F. McCoy	80,000	$0.20	04/04/2005	04/04/2007
TOTAL	537,647
Total Consultants	0
Total Outstanding	537,647

________________________________________________________________________________

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2006 to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Name	Number of Common Shares and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2006)	Options exercisable in 60 days
Terrance Owen (1)	1,371,000	6.59%	117,647

Notes

(1)

Shares held by Terrance Owen include 24,000 registered in the name of his spouse, Patricia Genereaux

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On June 30, 2006, the Company’s shareholders’ list showed 20,800,404 common shares outstanding and 51 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 50 holders of record  resident in Canada, holding 19,685,055 common shares; 0 holders of record resident in the USA, holding  0 common shares; and, 1 holder of record resident elsewhere holding 15,439 common shares.

7.A.3.  Control of the Company

The Company is a publicly owned Canadian corporation, the shares of which are owned primarily Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

During the 2006 year, the Company incurred consulting fees of $120,000 (2005: $134,000; 2004: $133,001) to companies controlled by directors of the Company.

During the 2006 year, the Company incurred premises rent of $30,912 (2005: $25,265; 2004: $21,562) to a company controlled by a director of the Company.

During the 2006 year, the Company incurred consulting fees of $60,000 (2005: $70,000; 2004: $75,000) to a major shareholder of the Company.

The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see Exhibit 4.A. for details of the Company’s contract with Phigenics). William McCoy, a Director of the Company is the Chief Technical Officer of Phigenics. Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:

1.

Assist the Company with the registration (“The Registration”) of T36® Disinfectant with the US Environmental Protection Agency (“EPA”),

2.

Work with the Company to develop new formulations of T36® Disinfectant, and

3.

Develop sales and distribution channels in the US,

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

The Company will:

1.

Provide up to $32,000 (US) for registration fees,

2.

Provide a royalty of a royalty on Net Sales (gross sales less refunds and returns) of  T36® Disinfectant in the US starting 90 days after the Registration is achieved, as follows:

7% for the first year up to 150% of Phigenic's contribution in kind has been repaid and then 5% for the remainder of the first year.

5% for the second year.

4% for the third year.

3% for the fourth year.

2% for the fifth year.

1% for the sixth and seventh years.

3.

Provide a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.

Neither the term nor the termination provisions of the agreement are defined.

Between the dates of April 24, 2003 and November 5, 2003, 503213 BC Ltd., a company controlled by Terrance G. Owen, President & CEO of the Company, advanced loans totaling $29,688.84 to the Company. The loans bore interest at the prime rate of the Company's bank plus 2%. The principal amount of $29,688.84 and interest of  $835.60 were repaid in total on November 14, 2003.

On January 1, 2004 the Company advanced $7,998 to API  (now named 513947 BC Ltd.) at an interest rate of 8% per annum and secured by 40,000 shares of the Company owned by API. On September 30, 2005, API repaid $7,000 to the Company.  At December 31, 2005, the Company has received repayment of the remaining balance of $988. Interest of $1,137.31 was also paid on December 31, 2005.

Other than as disclosed above, there were no related party transactions of the Company for the previous three fiscal years.

Accounting Fees

The Company paid accounting fees of $14,500 and $23,100, $25,750 to Berris Mangan, Chartered Accountants during the years ended 06/30/2004 and 06/30/2005, 06/30/2006, respectively.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 06/30/2005, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Required---

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants), are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2006/2005/2004 Ended June 30, 2006

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation, other than as described below:

On May 14, 2004, the Company announced that certain documents which had been published and disseminated by CIBRON Corporation, a company which had been retained by the Company as a   manufacturers representative, together with presentation materials presented at a conference by a consultant to the Company contained certain comparisons and information with respect to the safety and efficacy of products manufactured and sold by Virox Technologies Inc. that were untrue, and potentially misleading in the context in which they were presented. On June 14, 2004, the Company received a release from Virox Technologies, Inc. and paid an amount of $10,000 to settle a legal claim made by Virox Technologies, Inc. Subsequently On June 18, 2004, the management of the Company discovered that Virox had posted damaging, misleading, libelous and possibly fraudulent statements on Virox’s website about the Company. The Company also suspected that Virox had infringed on the Company’s trademark and copyright. The Company filed an action (No. S043563) for defamation in the Vancouver Court Registry of the Province of British Columbia on June 25, 2004., naming the defendants as Virox Technologies Inc. and one of its principals, Randy Pilon.  No trial date has been set for this action as of yet.  The Company has filed an offer for settlement for Cdn $10,000 plus costs which is outstanding.

Prior to the completion of the Qualifying Transaction, a company, JohnsonDiversey Inc., opposed a trademark application made in Canada by API and commenced legal proceedings during 2003 claiming damages in respect to alleged infringement of trademark. API had filed a Statement of Defence prior to the completion of the Qualifying Transaction. The Statement of Claim was subsequently amended to add the Company as a defendant in the action. On May 23, 2005, the Company entered into a settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred on May 30, 2005. The proceeds of the settlement, net of associated costs, as well as the costs associated with establishment of a new trademark, are recognized for accounting purposes in the 2006 year, when the Company's obligations under the settlement agreement are fulfilled. The Company has since renamed its lead product and it is now referred to as “T36® Disinfectant”

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

----No Disclosure Required----

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "APH".  The Company applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on July 31, 2001 under its former name, Duft Biotech Capital Ltd. and under its former symbol, DUF.

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

____________________________________________________________________________________

 Sale - Canadian Dollars

Period Average	High	Low
Month ended 06/30/06	0.075	0.075
Month ended 05/31/06	0.065	0.065
Month ended 04/30/06	0.085	0.065
Month ended 03/31/06	0.085	0.08
Month ended 02/28/06	0.09	0.085
Month Ended 01/31/06	0.11	0.08

Fiscal Year Ended 06/30/2006	0075	0.075
Fiscal Year Ended 06/30/2005	0.18	0.06
Fiscal Year Ended 06/30/2004	0.15	0.24
Fiscal Year Ended 06/30/2003	0.27	0.15
Fiscal Year Ended 06/30/2002	0.60	0.19

Fiscal Quarter Ended 06/30/2006	0.075	0.075
Fiscal Quarter Ended 03/31/2006	0.085	0.08
Fiscal Quarter Ended 12/31/2005	0.095	0.055
Fiscal Quarter Ended 09/30/2005	0.095	0.04
Fiscal Quarter Ended 06/30/2005	0.115	0.06
Fiscal Quarter Ended 03/31/2005	0.14	0.09
Fiscal Quarter Ended 12/31/2004	0.13	0.08
Fiscal Quarter Ended 09/30/2004	0.18	0.08
Fiscal Quarter Ended 06/30/2004	0.22	0.15
Fiscal Quarter Ended 03/31/2004	0.23	0.16

______________________________________________________________________________

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value due to changes in the British Columbia Company Act which permitted this action. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

Pacific Corporate Trust Company of Canada, a wholly owned division of Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia Canada V5K 1A1) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E.,  Table No. 9 (Aggregate Option Exercises) and Table No. 11 (Stock Options Outstanding) for additional information regarding the Company’s stock options.

Table No. 13 lists, as of 06/30/2006, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.   These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13

Share Purchase Warrants Outstanding (1)

____________________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
March 15, 2005	3,220,500	3,220,500	$0.20	September 15, 2006
December 21, 2005	3,916,000(2)	3,916,000	$0.10	December 21, 2006
June 22, 2006	1,100,000(3)	1,100,000	$0.10	June 22, 2007

(1)

A total of 6,000,000 warrants exercisable at $0.235 were outstanding as of the last financial year end, June 30, 2005, but these warrants expired on November 13, 2005 and have not been included in the table (although they are included in the attached June 30, 2005 financial statements)

(2)

Issued pursuant to a private placement which closed in December of 2005

(3)

Issued pursuant to a private placement which closed in June of 2006

______________________________________________________________________________

9.A.6.  Differing Rights

---No Disclosure Necessary---

9.A.7.a.  Subscription Warrants/Right

---No Disclosure Necessary---

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange headquartered in Toronto, Ontario.

Refer to ITEM #9.A.4 for trading information and history. At this time, the Company is not seeking a listing on any other stock exchange except that a listing on a US exchange will be sought once this filing is completed and the company is accepted for trading on a US exchange.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value due to changes in the British Columbia Company Act which permitted this action.

At  June 30, 2006 there were 20,800,404 common shares issued and outstanding.

As of 06/30/2005, there were 100,000,000 common shares authorized. At 06/30/2005 there were 15,784,404 common shares issued.

As of 06/30/2004, there were 100,000,000 common shares authorized.   At 06/30/2004 there were 12,784,404 common shares issued.

As of 06/30/2003, there were 100,000,000 common shares authorized.   At 06/30/2003 there were 2,451,475 common shares issued.

As of 06/30/2002, there were 100,000,000 common shares authorized.   At 06/30/2002 there were 2,376,475 common shares issued.

As of 06/30/2001, there were 100,000,000 common shares authorized.   At 06/30/2001 there were 1,176,475 common shares issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

---No Disclosure Necessary---

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 10 and Table No. 13.--- Check tables for correct reference

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants:

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000

Fiscal 2006 (to date)	Private Placement @$0.05	3,916,000	$195,800
June 22, 2006	Private Placement @$0.05	1,100,000	$55,000

(1)

Included in issued share capital at June 30, 2006 are 733,163 common shares held in escrow, which are released on a staged basis, with a release occurring every six months.  During the 2006 year, 1,466,324 common shares were released from escrow (2005: 1,466,318)

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

ALDA’s corporate constituting documents comprising the Notice of Articles and Articles are registered with the British Columbia Registrar of Companies under Incorporation No. BC0607937.  A copy of the Articles was filed as an exhibit with ALDA’s initial registration statement on Form 20-F.

The following is a summary of certain  provisions of the Company's  Notice of Articles and Articles and certain provisions of the British Columbia Business Corporations Act (the “BCA”), applicable to the Company:

Objects and Purposes

The Articles do not specify objects or purposes.  Under both the BCA, a British Columbia corporation generally has all the legal powers of a natural person.  British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value.  All of the common shares must be fully paid and are not subject to any future call or assessment.  All of the common  shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common  shares are entitled to receive  notice of all shareholder  meetings and to attend and vote at such meetings.  Shareholders are not entitled to cumulative voting.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights.  In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Share Certificates

Under the Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder’s right to obtain such a share certificate.

No Limitation on Foreign Ownership

There are no limitations under ALDA’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares (See also “*”).

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if ALDA is, or would thereby become, insolvent.

Voting Rights

Each ALDA common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes.  There are no cumulative voting rights applicable to ALDA.

Borrowing Powers

The Company, if authorized by the directors, may: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d)mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Indemnity Provisions

Under the Articles and the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if: (a) the party did not act honestly and in good faith with a view to the best interests of the Company; (b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and (c) the proceeding is brought against the party by the Company or an associated corporation.

Directors – Number and Qualification

ALDA’s Articles do not specify a maximum number of directors.  The minimum under British Columbia law for a public company is three.  The number of directors shall be the number of directors fixed by the directors annually or the number that are actually elected at a general shareholders meeting under the Existing Articles. The number of directors is determined, annually, by shareholders at the annual shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders’ meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years. There are residency requirements and there is no mandatory retirement age either under the Articles or under the BCA.  Directors need not own any shares of ALDA in order to qualify as directors.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Directors - Powers and Limitations

Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the BCA.  Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.  This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution.  Directors may also by resolution appoint one or more committees other than the executive committee.  These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest.  Directors’ compensation is not a matter on which they must abstain.  Directors’ borrowing powers are not generally restricted where the borrowing is in ALDA’s best interests, but the directors may not authorize ALDA to provide financial assistance for any reason where ALDA is insolvent or the providing of the guarantee would render it insolvent.

Amendment of Articles and Notice of Articles; Special Transactions

The Articles provide that the general authority required to amend all provisions of the Company’s Articles and the Notice of Articles relating to the authorized share structure is a resolution of the directors and the attachment of special rights and restrictions thereto, including any changes therein, an ordinary resolution.  If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required.

Certain corporate changes or proposed transactions including amalgamation with another company, sale of substantially all of ALDA’s assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require the consent of the holders of common shares by a special separate resolution but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and ALDA elects to proceed with the matter notwithstanding receipt of dissent notices.  A notice of a shareholders meeting at which such a change or proposed transaction is intended to be considered must include a prominent notice of the dissent right.  Dissent provisions are governed by the BCA and not by the Articles of ALDA.

Under the Articles, a special separate resolution, requires a majority of three-quarters of the votes cast.

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.  Shareholders meetings are governed by the Articles of ALDA but many important protections and procedures are contained within the BCA and the Securities Act (British Columbia) and the Securities Act (Alberta) and the respective regulations and rules thereto and the policy statements, notices and blanket orders of the respective commissions of each of British Columbia and Alberta, together with the national policy statements, and national instruments applied by the such commissions (collectively, “Applicable Canadian Securities Law”).  The Articles provide that ALDA will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting.  The BCA and Applicable Canadian Securities Law superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that ALDA makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by Applicable Canadian Securities Law and includes the specifies relating to disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  ALDA must hold an annual

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are dated no more than six months prior to such meeting.

Change in Control

ALDA has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. ALDA does not have any agreements which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in ALDA’s material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The Articles of ALDA do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to ALDA’s shareholders.  There are no requirements under the BCA to report ownership of shares of ALDA but Applicable Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Applicable Canadian Securities Law

Applicable Canadian Securities Law governs matters typically pertaining to public companies such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters.  All ALDA shareholders regardless of residence have equal rights under this legislation.

10.C.  Material Contracts

Phigenics:

On August 9, 2005 the Company signed an agreement (the “Phigenics Agreement”) appointing Phigenics, LLC  to manage the registration of its products with the EPA Registration and assist with U.S. sales.  See Exhibit 4.A. Under the terms of the agreement, Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:

1.

Assist the Company with the registration (“The Registration”) of T36® Disinfectant with the US Environmental Protection Agency (“EPA”),

2.

Work with the Company to develop new formulations of T36® Disinfectant, and

3.

Develop sales and distribution channels in the US,

The Company will:

1.

Provide up to $32,000 (US) for registration fees,

2.

A royalty of a royalty on Net Sales (gross sales less refunds and returns) of  T36® Disinfectant in the US starting 90 days after the Registration is achieved, as follows:

7% for the first year up to 150% of Phigenics contribution in kind has been repaid and then 5% for the remainder of the first year.

5% for the second year.

4% for the third year.

3%  for the fourth year.

2% for the fifth year.

1% for the sixth and seventh years.

3.

A finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Neither the term nor the termination provisions of the agreement are defined.

Norwood: On October 4, 2005 the Company signed a manufacturing agreement with Norwood Packaging Ltd. of Surrey British Columbia, Canada to manufacture its T36® Disinfectant antibacterial product.  See Exhibit 4.B. The agreement requires Norwood to manufacture and store T36® Disinfectant for the Company in exchange for a varying percentage of sales by the Company being paid to Norwood. The percentage of sales paid to Norwood varies with the order size and for certain customers. Norwood also has a Right of First Refusal to manufacture other products for the Company under similar terms. There is no term specified for the agreement. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement, any form of insolvency on the part of Norwood or the Company or 90 days written notice by either party.

Fuzhou: The Company has also entered into a contract, dated October 26, 2004, with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”) to license its T36® Disinfectant product in China.  The contract calls for Fuzhou to manufacture T36® Disinfectant products in China at its own manufacturing facilities.  See Exhibit 4.C. In exchange for licensing and production rights in China, Fuzhou agrees to make all efforts to register T36® Disinfectant for sale in China. Fuzhou has the exclusive right to distribute T36® Disinfectant in the Fujian province of China if minimum sales volumes are met. Fuzhou may apply to the Company for the right to distribute T36® Disinfectant in other provinces of China provided that Fuzhou obtains provincial registrations for T36® Disinfectant as required and meets minimum sales levels in the first year after each new provincial registration is obtained that is proportional to the minimum sales levels that are proportional to the per capita minimum sales levels established for the province of Fujian.

The Company is obliged to provide to Fuzhou all of the technical information and all the samples needed for testing to be conducted by the Centers for Disease Control (“CDC”) in the People’s Republic of China. After the Company has provided the information and samples, Fuzhou is allowed 6 months in which to obtain the registration for T36® Disinfectant in China. The Company provided a second set of samples in January which means that Fuzhou is expected to receive the registration in July unless the Company has to provide further information or samples. The Company provided a second set of samples to Fuzhou in January, 2006 and is obligated to provide any and all possible technical assistance and samples the Fuzhou requires to obtain the registration for T36® Disinfectant.

If Fuzhou does not obtain the registration by July due to circumstances beyond the control of Fuzhou, the Company will grant 60 day extensions to Fuzhou to allow Fuzhou additional time to obtain the registration. Independent testing is being undertaken at the Centers for Disease Control (“CDC”) in the People’s Republic of China using the two sets of samples provide by the Company. The Company does not know the progress or the full extent of such testing and is leaving the administration of such testing to Fuzhou.

At the discretion of the Company, extensions can and have been granted to allow Fuzhou more time to obtain the required registration. Fuzhou will have the right to manufacture T36® Disinfectant for the Company’s customers that are located outside of China. Fuzhou will pay a 10% royalty to the Company on sales achieved by Fuzhou. The agreement is for 6 years with no specific renewal terms. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Fuzhou or the Company.

Linns: The Company has a 5 year licensing and distribution agreement with Linns Corporation Sdn Bhd (“Linns”) (see Exhibit 4.F.) with an effective date of August 1, 2004.  “The Territory” is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand, Vietnam, subject to Linns submitting the required applications required for regulatory approval of T36® Disinfectant in each part of the Territory.

Registration of T36® Disinfectant in Malaysia is being left to the discretion of the Linns because the Company is not knowledgeable about the registration requirements of jurisdictions outside of North America. On the Company’s behalf, Linns submitted its T36® Disinfectant to the National Pharmaceutical Control Bureau, Ministry of Health, Malaysia and received approval in January of 2005 to sell T36® Disinfectant as a disinfectant, disinfectant cleaner sanitizer and deodorizer in Malaysia. However, because the T36 Disinfectant could be flammable, the Company needs approval from Malaysia’s Department of Fire & Rescue before T36® Disinfectant can be stored at Linn’s warehouse.  This approval has not yet been obtained.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

Linns is obliged to meet minimum sales levels that are mutually agreed upon by Linns and the Company and to purchase T36® Disinfectant from the Company. Linns has a Right of First Refusal to manufacture T36® Disinfectant for the Territory. If Linns meets the minimum sales obligations, the agreement is renewable for an additional 5 years.

The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Linns or the Company.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.  If a “non-Canadian” (for example, a US resident acquirer) were to acquire such a control position, they would not be required to do any filings or provide any notices to the Ministry of Industry (Canada) unless notified first by that Ministry that their acquisition of control was under review.

Canada has, as does the United States, competition laws designed to promote competition in industry and markets.  The Competition Act (Canada) provides Canada’s federal government with the power to review or prevent business transactions, such as acquiring a controlling interest in a company similar to the Company , if it is found that the acquisition of control would reduce competition in a given market or industry.  Since the market that the Company competes in is extremely competitive, no single company, including the Company, seems to have significant market power. Acquisition of the Company, therefore, would not lead to reduced competition.

10.E.  Taxation

Canadian Federal Income Tax Considerations:

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 5% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends:

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares:

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless:

(a)

More than 50% of the value of the common shares is derived from, or from an interest in, Canadian real  estate, including Canadian mineral resource properties,

(b)

The common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or

(c)

The Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

United States Taxation:

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditor for its financial statements for each of the preceding three years was Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants).  Their audit report for Fiscal 2006/2005/2004 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit.

10.H.  Document on Display

--- No Disclosure Necessary ---

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities

 --- No Disclosure Necessary ---

12.B.  Warrants and Rights

 --- No Disclosure Necessary ---

12.C.  Other Securities

 --- No Disclosure Necessary ---

12.D.  American Depository Shares

 -- No Disclosure Necessary ---

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 06/30/2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT’

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Berris Mangan, Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

-- see exhibits

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The report of the Company’s independent auditors for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2006, 2005 and 2004:

Auditor’s Reports, dated September 15, 2006

Consolidated Balance Sheets at June 30, 2006 and June 30, 2005.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Audited Financial Statements for the fiscal year ending June 30, 2003:

Auditor’s Report, dated August 29, 2003

Consolidated Balance Sheets at June 30, 2003 and June 30, 2002

Consolidated Statements of Loss and Deficit for the fiscal years ending June 30, 2003 and June 30, 2002

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2003 and June 30, 2002

Notes to Consolidated Financial Statements

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

4.

Material Contracts

a.

Letter of Agreement with Phigenics LLC regarding US registration and distribution of the Company’s products dated July 21, 2005;

b.

Production Agreement with Norwood Packaging Ltd.;

c.

Product licensing and distribution agreement dated October 26, 2004 with Fuzhou Xinmei Biotech Co. Ltd.;

d.

Office Premises Lease Agreement;

e.

Stock Option Plan

f.

Product licensing and distribution agreement dated August 1, 2004 with Linns Corporation Sdn Bhd of Malaysia

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A (the Company has only one subsidiary)
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: December 31, 2006	ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

____________________________________________________________________________________________________________________

AUDITORS' REPORT

To the Shareholders of ALDA Pharmaceuticals Corp.

We have audited the consolidated balance sheets of ALDA Pharmaceuticals Corp. ("the Company") as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada September 15, 2006

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated September 15, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada September 15, 2006

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

AS AT JUNE 30

	2006	2005
ASSETS
Current Assets
Cash and equivalents	$ 28,480	$ 71,663
Receivables	29,056	32,105
Inventory	31,280	43,668
Prepaids	3,857	12,989
Note receivable (Note 5)	-	7,988

	92,673	168,413

Property and Equipment (Note 6)	8,199	16,480

Intangible Assets (Note 7)	116,000	116,000

	$ 216,872	$ 300,893
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 59,504	$ 29,865
SHAREHOLDERS' EQUITY

Share Subscriptions Received (Note 8a)	25,000	-

Share Capital (Note 8b)	2,094,770	1,856,285

Deficit	(2,041,701)	(1,663,400)

	157,368	271,028

	$ 216,872	$ 300,893

Commitments (Note 12)

Approved by the Directors

         "Terrance Owen"

Director

         "Peter Chen"

Director

See accompanying notes to the financial statements

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30

	2006	2005	2004

Sales	$ 223,586	$ 239,271	$ 111,363

Cost Of Sales	142,379		150,075

Gross Profit (Loss)	81,207	89,196	(11,479)

Expenses
Advertising and promotion	12,169	27,685	26,456
Amortization	8,281	8,217	4,382
Conferences	666	12,035	11,437
Consulting (Notes 14(a) and (c))	183,218		210,561
Filing fees	22,834	21,544	20,262
Interest and bank charges (Note 14(d))	1,568	1,685	2,055
Investor relations	52,808	90,779	59,038
Legal and accounting	63,178	57,833	45,763
Office and miscellaneous	25,450	30,426	28,564
Product development	-	-	2,100
Product registration	18,377	54,293	38,280
Rent (Notes 14(b))	30,912	25,265	21,562
Travel	3,252	4,512	6,402
Wages and benefits	75,903	97,389	45,660

	498,616	642,224	536,583

Loss before other items	(417,409)	(553,028)	(548,062)

Impairment loss on intangible assets (Note 7)	-	(245,000)	(179,000)
Gain (loss) on legal settlements (Note 10a)	37,383	-	(10,000)

Loss from operations	(380,026)	(798,028)	(737,062)

Interest income	1,725	1,727	5,583

Loss For The Year	(378,301)	(796,301)	(731,479)

Deficit, Beginning of Year	(1,663,400)	(867,099)	(135,620)

Deficit, End of Year	$ (2,041,701)	$ (1,663,400)	$ (867,099)

Basic and diluted loss per share	$ 0.02	$ 0.06	$ 0.08

Weighted average number of shares outstanding	17,857,709	13,663,856	9,027,179

See accompanying notes to the financial statements

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

3.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30

	2006	2005	2004

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$ (378,301)	$ (796,301)	$ (731,479)
Items not involving cash:
Amortization	8,281	8,217	4,382
Stock-based compensation (Note 8(d))	1,156	16,237	23,701
Impairment loss on intangible assets	-	245,000	179,000

	(368,864)	(526,847)	(524,396)

Changes in non-cash working capital items:
Decrease (increase) in receivables	3,049	22,544	(39,729)
Decrease (increase) in inventory	12,388	101,248	(129,916)
Decrease (increase) in prepaids	9,132	(984)	(12,005)
Increase (decrease) in accounts payable and accrued liabilities	29,639	(677)	(49,414)

	(314,656)	(404,716)	(755,460)

Investing Activities Deferred acquisition costs	-	-	(45,555)
Purchase of property and equipment	-	(642)	(26,617)
Advances of note receivable	-	-	(44,520)
Repayments of note receivable	7,988	-	35,012

	7,988	(642)	(81,680)

Financing Activities Share subscriptions received (refunded)	25,000	-	(39,295)
Loan advances received (repaid)	-	-	(23,604)
Issuance of share capital (net of issue costs)	238,485	250,870	1,086,854

	263,485	250,870	1,023,955

Decrease in Cash and Equivalents	(43,183)	(154,488)	186,815

Cash and Equivalents, Beginning of Year	71,663	226,151	39,336

Cash and Equivalents, End of Year	$ 28,480	$ 71,663	$ 226,151

See accompanying notes to the financial statements

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

1.

Basis of Presentation

These consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. ("the Company") and its wholly-owned subsidiary, Sirona Therapeutics Corp. ("Sirona").  The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc.  Sirona is an inactive company, the shares of which were acquired pursuant to the asset purchase agreement described in Note 9.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.  At June 30, 2006, the Company has a history of operating losses, and a cumulative deficit of $2,041,701.  The Company has yet to achieve a level of revenues adequate to achieve profitability.  The Company has also not yet secured patents that it is seeking in respect to its proprietary product.  The application of the going concern assumption is dependent on the ability of the Company to obtain necessary patents, to secure sufficient financing, and to develop profitable operations.  Management of the Company believes that it will succeed in meeting those objectives, allowing the continued operation of the Company.

2.

Description of Operations

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange ("the Exchange").  The Company completed its required Qualifying Transaction on November 13, 2003 (see Note 9).  As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company's main business activity is the development, production and marketing of infection control agent products, principally a disinfectant product marketed as "T36" (formerly marketed as "Viralex").

Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

3.

Significant Accounting Policies

a)

Cash and equivalents

Cash and equivalents include cash and highly liquid market instruments with original terms to maturity of less than ninety days at the time of acquisition.

b)

Accounts receivable

Accounts receivable is presented net of an allowance for doubtful accounts.  The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable.  The allowance is determined based on balances outstanding for over 90 days at the period end date, historical experience and other current information.  The Company extends credit to customers and distributors, and requires credit checks of all new distributors.

c)

Inventory

Inventory of the Company's finished goods and related raw materials is reported at the lesser of cost and estimated net realizable value.  Cost is determined using the first in, first out cost flow assumption.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

3.

Significant Accounting Policies (continued)

d)

Property and equipment

Property and equipment is recorded at cost and amortized using the following annual rates:

Furniture and fixtures

20%

Straight line

Computer equipment

30%

Straight line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

e)

Impairment of long-lived assets

The Company reviews for the impairment of long-lived assets, including property and equipment, held for use, whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable from expected future cash flows.  The assessment of recoverability is made based on projected undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition.  The amount of the impairment, if any, is measured as the difference between the carrying amount and the fair value of the impaired assets, and is presented as an impairment loss in the current period.

f)

Intangible assets

The cost of intangible assets which are determined to have an indefinite life, is not amortized, but is tested for impairment on an annual basis, based on a comparison of the fair value of the intangible asset with its carrying amount.  The carrying amount is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the current period.

Intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the estimated remaining useful life.

g)

Revenue recognition

The revenue of the Company is primarily derived from the sale of the Company's T36 products. Revenue is recognized at the time of shipment to the customer, and invoicing, provided that collection of the amount billed to the customer is considered reasonably assured.  Revenue is recognized net of any expected sales returns.  The Company accepts returns of damaged goods and unopened products.

h)

Product development and registration costs

Product development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product.  Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized.

Product registration costs related to efforts by the Company to acquire legal protections for its proprietary products, such as trademarks and patents, are expensed when incurred.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

3.

Significant Accounting Policies (continued)

i)

Income taxes

Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  To the extent that the Company does not consider it more likely than not that a future tax asset or portion thereof will be recovered, it provides a valuation allowance.

j)

Stock-based compensation

The Company accounts for stock options issued to employees and directors before July 1, 2003 by the settlement method, which results in no compensation expense.  Consideration paid by employees and directors on the exercise of stock options is recorded as share capital.  The Company discloses, on a supplemental basis, the pro forma effect of accounting for such stock options as if the fair value based method had been applied, using the Black-Scholes model.

For stock options granted on or after July 1, 2003, the fair value-based method is applied, using the Black-Scholes model.  Compensation cost is measured at fair value at the date of grant and is expensed on a systematic basis over the vesting period, taking into account expected forfeiture rates.  The fair value of the option granted by the Company is initially reported as contributed surplus. If the option is exercised, the amount is transferred to share capital.

The Company accounts for all stock-based payments to non-employees granted on or after July 1, 2001 using the fair value based method.

k)

Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the fair market value of the shares.  If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

l)

Earnings per share

Earnings per share is calculated based on the weighted average number of common shares outstanding during the reporting period.  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the year.

The Company uses the treasury stock method for calculating diluted earnings per share.  Diluted earnings per share is computed similarly to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares that are potentially issued, if the effect on earnings per share is dilutive.  The number of additional shares potentially issued is calculated by assuming that the proceeds from the shares so issued are used to acquire shares of common stock at the average market price during the reported year.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

3.

Significant Accounting Policies (continued)

m)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting year.  Actual results could differ from the estimates.

4.

Adoption of New Accounting Principles

a)

Stock-based compensation

During the year ended June 30, 2004, the recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870 (Stock-based Compensation and other Stock-Based Payments) was amended to require the use of the fair value-based method to account for stock options granted to employees and directors.  In accordance with the revised recommendations, the Company prospectively applied the fair value-based method to all stock options granted to employees and directors on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

b)

Impairment of long-lived assets

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063 (Impairment of long-lived assets).  The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

5.

Note Receivable

The balance at June 30, 2005 represents a loan to ALDA (see Note 9) which was fully repaid in the 2006 year, along with accrued interest in the amount of $1,012.

6.

Property and Equipment

a)

Property and equipment at June 30, 2006 consisted of the following:

Accumulated

Cost

Amortization

Net

Furniture and fixtures

$

7,683

$

5,013

$

2,670

Computer equipment

      22,482

          16,953

        5,529

$     30,165

$         21,966

$        8,199

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

6.

Property And Equipment (continued)

b) Property and equipment at June 30, 2005 consisted of the following:

Accumulated

Cost

Amortization

Net

Furniture and fixtures

$

7,683

$

3,476

$

4,207

Computer equipment

       22,482

      10,209

       12,273

$     30,165

$     13,685

$     16,480

7.

Intangible Assets

The intangible assets balance represents the carrying amount of certain intellectual property acquired by the Company as described in Note 9.  These assets were determined to have an indefinite life.  At June 30, 2006, the net recoverable amount estimated by management of the Company exceeds the carrying amount, so no impairment loss has been recognized for the 2006 year.  At June 30, 2005, the carrying cost of the intangible assets was written down to the estimated net recoverable amount, and an impairment loss of $245,000 was charged against earnings for the 2005 year.  An impairment loss of $179,000 was charged against earnings for the 2004 year.

The impairment losses are based on revised cash flow projections prepared by management of the Company and the Company's slower than anticipated progress towards securing of legal protections for its proprietary product and development of a market for its product.

The net recoverable amounts were estimated by management of the Company based on expected future cash flows that could be reasonably predicted.

The carrying amount of Intangible Assets was determined as follows:

Original purchase cost (Note 9)

$

540,000

Impairment loss in 2004

        (179,000)

Balance at June 30, 2004

$

361,000

Impairment loss in 2005

(245,000)

Balance at June 30, 2005 and 2006

$        116,000

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

8.

Shareholders' Equity

(a)

Share Subscriptions Received

At June 30, 2006, the Company had received amounts totalling $25,000 representing subscriptions by purchasers in respect to the private placement described in Note 18(a), to whom shares and warrants had not yet been issued.

Activity relating to share subscriptions is summarized as follows:

Balance at June 30, 2004 and 2005

$

-

Share subscriptions received during 2006 year

      25,000

Balance at June 30, 2006

$     25,000

(b)

Share Capital

Authorized:

Unlimited common shares, without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

Issued and outstanding:

	2006		2005		2004
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

Balance at beginning of year	15,784,404	$1,856,285	12,784,404	$1,607,620	2,451,475	$279,309
Private placement (i)	-	-	-	-	346,666	52,000
Asset purchase (ii)	-	-	-	-	3,711,263	262,457
Shares issued to sponsor (ii	-	-	-	-	75,000	15,000
Public offering (iii)	-	-	-	-	6,000,000	1,200,000
Shares issued to agent (iii)	-	-	-	-	200,000	40,000
Private placement (iv)	-	-	3,000,000	300,000	-	-
Private placements (v)	5,016,000	250,800	-	-	-	-
Share issue costs	-	-	-	(51,335)	-	(241,146)

Balance at end of year	20,800,404	$2,094,770	15,784,404	$1,856,285	12,784,404	$1,607,620

i)

During the 2004 year, the Company completed a private placement of 346,666 common shares of the Company at a price of $0.15 per share.

ii)

Effective November 13, 2003, the Company completed a Qualifying Transaction as described in  Note 9.  As part of the consideration paid, the Company issued 3,711,263 common shares.  The Company also issued 75,000 common shares at a deemed price of $0.20 per share in payment of fees to a sponsoring broker in connection with the Qualifying Transaction.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

10.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

8.

Shareholders' Equity (continued)

Issued and outstanding (continued):

iii)

Effective November 13, 2003, the Company completed a brokered public offering of 6,000,000 units at a price of $0.20 per unit for gross proceeds of $1,200,000.  Each unit consisted of one common share of the Company and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to acquire one common share of the Company at a price of $0.30 per share, for a period of 18 months following the closing date.

Under an agency agreement in respect to the offering, the Company paid to the agent a cash commission of $120,000 and an administration fee of $7,500, and granted agent warrants to purchase up to 900,000 common shares of the Company at an exercise price of $0.20 per share, for a period of 18 months following the closing date, which vested immediately.  The agent was also issued 200,000 units consisting of one common share at a deemed price of $0.20 per share and one share purchase warrant.  Each share purchase warrant entitled the agent to purchase one common share of the Company at a price of $0.30 per share for a period of 18 months following the closing date.

iv)

On March 15, 2005, the Company completed a private placement of 3,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $300,000.  Of the units issued, 795,000 units were placed on a non-brokered basis, and 2,205,000 units were placed on a brokered basis.  Each unit consisted of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.20 per share for a period of 18 months following the closing date.  In connection with the brokered private placement, the Company paid a cash commission of 10% of the gross proceeds, a corporate finance fee of $10,000 and legal and other costs totaling $17,080.  The Company also issued 220,500 agent warrants, each warrant entitling the agents to purchase one common share of the Company, at a price of $0.20 per share for a period of 18 months following the closing date.

v)

On December 23, 2005, the Company completed a private placement of 3,916,000 units of the Company at a price of $0.05 per unit for gross proceeds of $195,800.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  Legal fees in the amount of $5,352 were incurred in connection with the private placement.

On June 22, 2006, the Company completed a private placement of 1,100,000 units of the Company at a price of $0.05 per unit for gross proceeds of $55,000.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  Legal fees in the amount of $6,963 were incurred in connection with the private placement.

c)

Escrowed shares

Included in issued share capital at June 30, 2006 are 733,163 common shares held in escrow, which are released on a staged basis, with a release occuring every six months.  During the 2006 year, 1,466,324 common shares were released from escrow (2005: 1,466,318).

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

8.

Shareholders' Equity (continued)

d)

Stock options

A summary of the Company's stock options, and changes during each year is presented below:

	Year Ended June 30, 2006		Year Ended June 30, 2005		Year Ended June 30, 2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding, beginning of year	1,290,000	$0.19	990,000	$0.19	237,647	$0.17
Granted during year
-consultants ((ii) / (iii))	-	-	-	-	390,000	0.20
-directors ((i) / (iv))	-	-	200,000	0.20	362,353	0.20
-employees (v)	-	-	100,000	0.20	-	-
Expired during the year	(752,353)	0.20	-	-	-	-
Outstanding, end of year	537,647	$0.19	1,290,000	$0.19	990,000	$0.19

The following table summarizes information about stock options outstanding at June 30, 2006:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable

237,647	$0.17	July 31, 2006	237,647
100,000	$0.20	August 1, 2006	100,000
100,000	$0.20	December 22, 2006	100,000
20,000	$0.20	February 28, 2007	20,000
80,000	$0.20	April 4, 2007	80,000
537,647			537,647

(i)

During the 2004 year, the Company granted options to acquire 362,353 common shares to directors of the Company.  The options have an exercise price of $0.20 per share, and are exercisable for a period of two years from the date of grant.  The options vested immediately.  The estimated fair value of the options of $14,494 ($ 0.04 per share) was recognized for the 2004 year.

(ii)

During the 2004 year, the Company granted options to acquire 190,000 common shares to consultants of the Company.  The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant.  Options to acquire 150,000 shares vested immediately, and options to acquire 40,000 shares vested over a one year period.  Of the total expense related to the estimated fair value of the options ($0.04 per share), $925 was recognized for the 2005 year and $6,675 for the 2004 year.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

8.

Shareholders' Equity (continued)

d)

Stock options (continued)

(iii)

During the 2004 year, the Company granted options to acquire 200,000 common shares of the Company to consultants providing investor relations services to the Company.  The options have an exercise price of $0.20 per share, and are exercisable for a period of two years from the date of grant.  Options to acquire 100,000 shares vest over a two year period, and options to acquire another 100,000 shares vested over a one year period.  The options have an estimated fair value of $8,000 ($0.04 per share).  The related expense was charged to operations over the vesting periods ($1,156 for the 2006 year; $4,312 for the 2005 year; and $2,532 for the 2004 year).

(iv)

During the 2005 year, the Company granted options to acquire 200,000 common shares of the Company to two directors.  The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant.  The options vested immediately.  The estimated fair value of the options of $6,000 ($0.03 per share) was recognized for the 2005 year.

(v)

During the 2005 year, the Company granted options to acquire 100,000 common shares of the Company to an employee.  The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant.  The options vested immediately.  The estimated fair value of the options of $5,000 ($0.05 per share) was recognized for the 2005 year.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2006	2005	2004
Consulting Investor relations Wages and benefits	$ - 1,156 -	$ 925 4,312 11,000	$ 6,675 2,532 14,494
Total stock-based compensation	$ 1,156	$ 16,237	$ 23,701

The fair value-based accounting method was applied to all stock options granted during the 2005 and 2004 years.  No options were granted during the 2006 year.

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2005

2004

Dividend yield

0%

0%

Expected volatility

81%

42%

Risk free interest rate

3.12%

2.25%

Expected average option term

2 years

2 years

Had compensation expense for the Company's stock-based employee compensation plan been determined for each year based on the fair value at the grant date for options granted before July 1, 2003, the Company's net loss and loss per share would have been as follows:

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

8.

Shareholders' Equity (continued)

d)

Stock options (continued)

2006

2005

2004

Loss for the year - as reported

$

378,301

$

796,301

$

731,479

Loss for the year - pro forma

378,301

796,301

731,479

Loss per share - as reported

0.02

0.06

0.08

Loss per share - pro forma

0.02

0.06

0.08

The Black-Scholes model, used by the Company to calculate option values was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards.  This model also requires highly subjective assumptions, including future stock price, volatility, and expected time until exercise, which greatly affect the calculated values.

e)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.  A summary of changes in unexercised warrants is presented below.

	Warrants @ $0.30 (1)	Warrants @ $0.235 (2)	Agent Warrants @ $0.20 (3)	Warrants @ $0.30 (4)	Warrants @ $0.20 (5)	Agent Warrants @ $0.20 (6)	Warrants @ $0.10 (7)	Warrants @ $0.10 (8)	Total
Outstanding, June 30, 2003	-	-	-	-	-	-	-	-	-
Granted during year	6,000,000	-	900,000	200,000	-	-	-	-	-
Outstanding, June 30, 2004	6,000,000	-	900,000	200,000	-	-	-	-	7,100,000
Granted during year	-	-	-	-	3,000,000	220,500	-	-	3,220,500
Cancelled on repricing	(6,000,000)	-	-	-	-	-	-	-	(6,000,000)
Granted on repricing	-	6,000,000	-	-	-	-	-	-	6,000,000
Expired during year	-	-	(900,000)	(200,000)	-	-	-	-	(1,100,000)
Outstanding, June 30, 2005	-	6,000,000	-	-	3,000,000	220,500	-	-	9,220,500
Granted during year	-	-	-	-	-	-	3,916,000	1,100,000	5,016,000
Expired during year	-	(6,000,000)	-	-	-	-	-	-	(6,000,000)
Outstanding, June 30, 2006	-	-	-	-	3,000,000	220,500	3,916,000	1,100,000	8,236,500

(1) Exercisable until May 14, 2005, granted pursuant to public offering (Note (b)(iii))

(2) The terms of the warrants in (1) were amended during the 2005 year to reduce the exercise price to $0.235 per share, exercisable until November 13, 2005.

(3) Exercisable until May 14, 2005, granted pursuant to public offering (Note (b)(iii))

(4) Exercisable until May 14, 2005, granted pursuant to public offering (Note (b)(iii))

(5) Exercisable until September 15, 2006, granted pursuant to private placement (Notes (b)(iv))

(6) Exercisable until September 15, 2006, granted pursuant to private placement (Note (b)(iv))

(7) Exercisable until December 22, 2006, granted pursuant to private placement (Note (b)(v))

(8) Exercisable until June 22, 2007, granted pursuant to private placement (Note (b)(v))

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

8.

Shareholders' Equity (continued)

e)

Warrants (continued)

The fair value of agent warrants to acquire 220,500 common shares of the Company at a price of $0.20 per share, as described in Note 8(b)(iv), was estimated to be approximately $0.01 per warrant (totaling $2,205), using the Black-Scholes option pricing model.

The fair value of agent warrants to acquire 900,000 common shares of the Company at a price of $0.20 per share, as described in Note 8(b)(iii), was estimated to be approximately $0.04 per warrant (totaling $36,000), using the Black-Scholes option pricing model.

f)

Contributed surplus

Contributed surplus at June 30, 2006, 2005 and 2004, and activity during the 2006, 2005 and 2004 years, are summarized as follows:

	2006	2005	2004
Balance, beginning of year	$ 78,143	$ 59,701	$ -
Warrants issued to agent (Note 8(e))	-	2,205	36,000
Options issued to employees (Note 8(d)(v))	-	5,000	-
Options issued to consultants (Note 8(d)(ii) and (iii))	-	6,000	14,494
Balance, end of year	1,156	5,237	9,207
	$ 79,299	$ 78,143	$ 59,701

9.

Asset Purchase Agreement

Effective November 13, 2003 the Company completed a purchase of assets of ALDA Pharmaceutical Inc. (subsequently 513947 B.C. Ltd.) ("ALDA").  This acquisition represented the Company's "Qualifying Transaction" pursuant to the policies of the TSX Venture Exchange (the "Exchange") as they relate to Capital Pool Companies.  The Asset Purchase Agreement provided for the Company to purchase substantially all of the assets and undertaking of ALDA, principally comprised of certain intellectual property rights of ALDA related to an infection control agent product developed by it (including certain drug identification numbers, and trademark and patent applications), as well as inventory, capital assets, the shares of ALDA Institute For Preventative Health Care Inc., a non-competition agreement, and certain contracts, for a deemed purchase price of $800,000.  The deemed purchase price was paid by the Company by the issuance of 3,711,263 common shares (the "Payment Shares") to ALDA at a deemed price of $0.20 per share, and the set off of a loan and accrued interest totaling $57,747 owing by ALDA to the Company.  The Payment Shares are subject to an escrow agreement under  which ten percent of the shares subject to escrow were released on November 14, 2003.  An additional fifteen percent of the shares are to be released after every six month period commencing November 14, 2003, the first release occurring May 14, 2004.

Under the Asset Purchase Agreement, the Company assumed responsibility for all obligations arising subsequent to November 13, 2003 pursuant to any leases, contracts and licenses of ALDA, which relate to the former business of ALDA.

Cash expenditures were incurred by the Company in respect to the asset purchase transaction totaling $219,796.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

9.

Asset Purchase Agreement (continued)

The purchase cost was determined based on estimated fair value of assets acquired, allocated as follows:

Intangible assets (intellectual property)	$540,000
Inventory	15,000
Total	$555,000

The corresponding amounts assigned to consideration given by the Company for the assets purchased were as follows:

Cash (transaction costs)	$219,796
Loan due from ALDA	57,747
Share capital - sponsor	15,000
Share capital - vendor	262,457
$555,000

10.

Legal Settlements

a)

A company opposing a trademark application made in Canada by ALDA (see Note 9) commenced legal proceedings during the 2003 year claiming damages in respect to alleged infringement of trademark.  ALDA had filed a Statement of Defence.  The Statement of Claim was subsequently amended to add the Company as a defendant in the action.

Effective May 23, 2005, the Company entered into a settlement agreement with the claimant, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The Company was required to discontinue the use of the trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US).  These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred during the 2006 year.

On August 2, 2005, the Company received the proceeds from the settlement totalling $37,383 ($30,000 (US)).  The proceeds are reported in the Statement of Operations and Deficit as a gain on legal settlement for the 2006 year.

b)

During the 2004 year, the Company paid an amount of $10,000 in settlement of a legal claim made by a competitor relating to certain promotional disclosures made by the Company.

11.

Major Customers

The revenue of the Company for the 2006 year from each of four customers exceeded 10% of total revenue (2005: five customers; 2004: three customers).  Revenue from these customers totaled $149,544 (2005: $175,958; 2004: $47,007).

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

12.

Commitments

a)

Effective January 1, 2006, the Company entered into an agreement to lease its office premises with a term of one year.  The Company's remaining minimum lease payment obligations under the agreement as at June 30, 2006 totalled $17,070, payable in the 2007 year.

b)

During the 2006 year, the Company entered into an agreement with its product supplier.  Under the agreement, the supplier assumes all the costs of manufacturing the Company's T36 products, and as consideration, receives a percentage, ranging from 40% to 65%, of the Company's selling price.  The supplier also has a right of first refusal to manufacture other products for the Company.  The agreement may be terminated by either party with 90 days written notice.

c)

The Company has entered into agreements with third parties in other countries in respect to the manufacturing and distribution of the Company's products in those countries.  Obligations of the Company in respect to these agreements will arise when necessary government approvals in those countries are obtained and sales commence.

d)

The Company entered into an agreement effective July 21, 2005 with a third party which is to assist the the Company with registration of its T36 product with the United States Environmental Protection Agency.  As consideration, the third party is to receive a declining percentage of net sales of the T36 products in the United States ranging from 1 to 7%, commencing 90 days after registration, for a period of seven years.

13.

Income Taxes

a)

As at June 30, 2006, the Company had approximately $1,800,000 of unutilised non-capital losses for tax purposes, which expire commencing in the 2008 year.

The potential future income tax benefit which may arise from claiming these losses has not been reflected in these financial statements, as the Company's ability to realize the benefit is uncertain.

b)

Following is a reconciliation of the expected income tax benefit from the loss for each year based on the applicable statutory income tax rate, to the actual amount:

	2006		2005		2004
Tax asset at statutory rate	$129,001	34.1%	$283,483	35.6%	$267,721	36.6%
Net effect of non-deductible expenses	2,935		97,303		(9,904)

Expected increase in tax asset	131,936		380,786		257,817
Effect of tax rate reduction	(28,640)		(8,397)		(2,706)

Increase in allowance for uncertain realization	(103,296)		(372,389)		(255,111)

Increase in tax asset per financial statements	$-		$-		$-

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

13.  Income Taxes (continued)

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

	2006	2005	2004
Tax losses carried forward Temporary differences - intangible assets Temporary differences - property and equipment Temporary differences - financing costs	$ 613,800 122,169 5,663 41,394	$ 475,972 140,851 2,964 59,943	$ 267,180 55,138 40 (15,017)
Tax asset before allowance for uncertain realization Allowance for uncertain realization	783,026 (783,026)	679,730 (679,730)	307,341 (307,341)
Tax asset per financial statements	$ -	$ -	$ -

14.

Related Party Transactions

a)

During the 2006 year, the Company incurred consulting fees of $120,000 (2005: $134,000; 2004: $133,001) to companies controlled by directors of the Company.

b)

During the 2006 year, the Company incurred premises rent of $30,912  (2005: $25,265; 2004: $21,562) to a company controlled by a director of the Company.

c)

During the 2006 year, the Company incurred consulting fees of $60,000 (2005: $70,000; 2004: $75,000) to a major shareholder of ALDA, the vendor in the asset purchase agreement described in Note 9.

d)

During the 2004 year, the Company incurred interest expense of $836 to a company controlled by a director in respect to a loan advanced by that company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.

Statements of Cash Flows - Supplementary Information

a) Cash paid in respect to interest and income taxes was as follows:

	2005	2004	2004
Income taxes paid	$ -	$ -	$ -
Interest paid	$ -	$ -	$ 836

b)

Significant non-cash transactions occurring during the 2006 year were as follows:

(i)

A portion of the estimated fair value of the options granted to consultants described in Note 8(d)(iii), totaling $1,156, was charged to operations for the 2006 year.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

15.

Statements of Cash Flows - Supplementary Information  (continued)

c)

Significant non-cash transactions occurring during the 2005 year were as follows:

(i)

The Company issued warrants with an estimated fair value of $2,205, as described in Note 8(e).

(ii)

The Company issued options to directors and employees to acquire 300,000 common shares of the Company, as described in Notes 8(d)(iv) and (v).  The estimated fair value of the options, totaling $11,000, was charged to operations for the 2005 year.

(iii)

A portion of the estimated fair value of the options granted to consultants as described in Notes 8(d)(ii) and (iii), totaling $5,237, was charged to operations for the 2005 year.

d)

Significant non-cash transactions occurring during the 2004 year were as follows:

(i)

The Company issued 3,711,263 common shares at an assigned amount of $262,457, and set off a loan receivable from ALDA in the amount of $57,747, in exchange for certain inventory and intangible assets, pursuant to the Asset Purchase Agreement described in Note 9.  The Company also issued 75,000 common shares to the sponsor at a deemed value of $15,000.

(ii)

The Company issued 200,000 units at a deemed value of $40,000 to the agent in connection with the public offering described in Note 8(b)(iii).

(iii)

The Company issued warrants with an estimated fair value of $36,000, as described in Note 8(e).

(iv)

The Company issued options to directors and consultants to acquire 752,353 common shares of the Company, as described in Notes 8(d)(i), (ii), and (iii).  A portion of the estimated fair value of the options, totaling $23,701, was charged to operations for the 2004 year.

16.

Financial Instruments

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities, and share subscriptions received.  The fair value of these instruments approximates carrying amounts except where otherwise noted.

It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk  arising from these financial instruments except where otherwise noted.

17.

License and Option Agreement

Effective January 11, 2006, the Company entered into an agreement with its wholly owned subsidiary, Sirona, whereby it granted to Sirona an exclusive license in respect to therapeutic applications of the Company's T36 technology including an option to develop and commercialize such applications.  The agreement is to expire at the later of 20 years from the date of the agreement and the last expiry of any patent obtained related to the technology.  Management of the Company has indicated that the purpose of the agreement is to allow Sirona to pursue independent financing arrangements.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

19.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

18.

Subsequent Events

a)

On September 13, 2006, the Company completed a non-brokered private placement of 1,430,000 units of the Company at a price of $0.05 per unit, for gross proceeds of $71,500.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of 12 months from the date of issuance of the warrants.

b)

Subsequent to June 30, 2006, options to acquire 237,647 common shares of the Company at a price of $0.17 per share and options to acquire 100,000 common shares of the Company at a price of $0.20 per share expired unexercised.

c)

Subsequent to June 30, 2006, options to acquire 1,580,000 common shares of the Company at a price of $0.10 per share, exercisable for a period of two years, were granted to certain directors, employees and consultants of the Company, subject to regulatory approval.  Options to acquire 300,000 common shares of the Company at a price of $0.10 per share, exercisable for a period of five years subject to certain vesting provisions, were granted to a consultant of the Company, subject to regulatory approval.

d)

During the 2005 year, the Company commenced legal action against the competitor described in Note 10(a), unrelated to the settlement, with respect to certain alleged defamatory statements made by the competitor after the settlement was completed.  The claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor.  The proceeds of the settlement, net of associated costs, will be recognized in the Statement of Operations for the 2007 year.

19.

Comparative Figures

Certain of the comparative figures for the 2005 and 2004 years have been reclassified to conform to the presentation adopted for the 2006 year.

20.

United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which are substantially the same as principles applicable in the United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission ("SEC"), except for the following:

a)

Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock options issued to employees and directors by the settlement method and discloses, on a supplemental basis, the pro forma effect of accounting for stock options awarded to employees as if the fair value based method had been applied, using the Black-Scholes model, for stock options granted before July 1, 2003.  For stock options granted on or after July 1, 2003, the fair value-based method is applied, using the Black-Scholes model.  The Company accounts for all stock-based payments to non-employees granted on or after July 1, 2001 using the fair value method.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

20.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

20.

United States Generally Accepted Accounting Principles (continued)

a)

Stock-based compensation (continued):

Under US GAAP, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value for options granted prior to December 15, 2005.  The Company has chosen the permissable alternative method under SFAS 123 to account for stock-based payments to employees before July 1, 2003 using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." ("APB 25").  Under APB 25,  compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.  There was no such excess amount for stock options granted to employees of the Company prior to July 1, 2003.  SFAS 123 requires pro forma disclosure of the fair value of stock-based employee compensation in the financial statements where fair value is not recorded.

Management of the Company has adopted the fair value expense method alternative under SFAS 123 for options granted to employees on or after July 1, 2003, resulting in no difference in the accounting for such options between Canadian and US GAAP.

b)

Comprehensive income:

Statement of Financial Accounting Standards No. 130 requires the reporting of Comprehensive Income.  Comprehensive income includes net income plus other comprehensive income. Other comprehensive income includes all changes in equity of a company during the period arising from non-owner sources.  The Company did not have any other comprehensive income during the 2006, 2005 and 2004 years.

c)

Product development costs:

Under Canadian GAAP, product development costs are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized.  US GAAP requires that these expenditures be expensed in the year incurred.  The Company has not capitalized any product development costs during the 2006, 2005 and 2004 years.

d)

Reconciliation of Canadian GAAP and US GAAP:

For the years ended June 30, 2006, 2005, and 2004 there were no differences in assets, liabilities and shareholders' equity, loss for the period or cash provided by (used in) operating, investing and financing activities under US GAAP, with the amounts reported in these financial statements.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________

ALDA PHARMACEUTICALS CORP.

21.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

20.

United States Generally Accepted Accounting Principles (continued)

e)

Recent United States Accounting Pronouncements:

Selected recent pronouncements issued by the Financial Accounting Standards Board ("FASB") are summarized below.  None of these changes are expected to have a material impact on the financial statements of the Company.

(i)

In December of 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004) (Share-Based Payments) ("SFAS 123R").  SFAS 123R is a revision of SFAS 123, and supersedes APB 25.  SFAS 123R requires that the fair value of employees awards of share-based payments which are issued, modified, repurchased or cancelled after the implementation date, is to be measured as of the date the award is issued, modified, repurchased or cancelled and the resulting cost recognized in the statement of earnings over the service period.  SFAS 123R will be effective for fiscal periods of the Company commencing after June 30, 2006.

(ii)

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions) ("SFAS 153").  SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchange of similar productive assets in paragraph 21(b) of Accounting Principles Board ("APB") Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance.  SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and must be applied prospectively.

(iii)

In May of 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaced APB Opinion No. 20, “Accounting Changes,” and superseded FASB Statement No. 3,  “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.”  SFAS 154 requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

_____________________________________________________________________________________________________________________

ALDA Pharmaceuticals Inc.

_____________________________________________________________________________________________________________________