Form 20-F/A
period 2007-06-30
ALDA Pharmaceuticals Corp.
filed 2008-12-03
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F /A

(Mark One)

[

]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  X

]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2007

OR

[

]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[

]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report ……………..

For the transition period from ___________________ to ______________________

Commission file number:

     0-51848

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

Financial information is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which are substantially the same as principles applicable in the United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”) ~~.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are~~ except as set forth ~~in Item 5 of this Annual Report and~~  in Note ~~17~~  16 to the accompanying Financial Statements of the Company.

Contact person: Terrance Owen, President & CEO, 635 Columbia Street, New Westminster, BC, V3M 1A7, Phone: 604-521-8300 (Ext. 1), Fax: 604-521-8322, E-mail: terryowen@telus.net ..

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Part I                                                   Page

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	~~51~~
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	~~51~~
Item 15.	Controls and Procedures	~~51~~
Item 16.	Reserved	~~51~~
Item 16A.	Audit Committee Financial Expert	~~51~~
Item 16B.	Code of Ethics	~~51~~
Item 16C.	Principal Accountant Fees and Services	~~51~~
Item 16D.	Exemptions from the Listing Standards for Audit Committee	~~51~~
Item 16E.	Purchases of Equity Securities by the Company and Affiliated Purchasers	~~51~~

Part III

Item 17.	Financial Statements	~~52~~
Item 18.	Financial Statements	~~52~~
Item 19.	Exhibits	~~52~~

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

1.B. Legal Advisors

The legal advisors for the Company are Getz Prince Wells, Barristers & Solicitors, 1810 – 1111 West Georgia St., Vancouver, B.C. V6E 4M3., Phone 604-605-4293 Fax 604 685-9798.   As of October 2, 2007 , ~~T~~ he Company has retained Stanislaw Ashbaugh LLP, 4400 - 701 Fifth Avenue, Seattle, WA 9810 4 ~~CD Farber Law Corp.~~  to assist in drafting of this report on Form 20F and to provide assistance with matters concerning securities laws in the United States but that firm does not provide other legal services to the Company.

The Company’s Bank is the Canadian Imperial Bank of Commerce.  Its business address and telephone number are 554 6th Street, New Westminster, British Columbia Canada V3L 3B5. Tel: (604) 665-7925.

1.C. Auditors

~~The auditors for the Company are Berris Mangan, Chartered Accountants, of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5. The auditors were previously known as BME+ Partners and changed the name of the company to Berris Mangan after the fiscal year end of June 30, 2005.~~ On June 30, 2007, the auditors for the Company were Berris Mangan, Chartered Accountants of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5 (previously known as BME + Partners). On August 31, 2007, the Company changed auditors, due to a decision by Berris Mangan to focus its practice on companies with Canadian reporting responsibilities that are listed on the Toronto Stock Exchange. On the same date the Company appointed HLB Cinnamon Jang Willoughby, Charted Accountants (“CJW”) of 1827 West 5th Avenue Vancouver, BC, Canada, V6J 1 P5 on an interim basis to conduct the year-end audit. CJW was appointed as the Company’s auditor at the Annual General Meeting held on December 12, 2007.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
October 2008	0.8553	0.7726	0.9426	0.8302
September 2008	0.9460	0.9263	0.9673	0.9397
August 2008	0.9564	0.9365	0.9753	0.9416
July 2008	0.9899	0.9746	0.9984	0.9766
June ~~2007~~ 2008	0. ~~9387~~ 9868	0. ~~9360~~ 9726	0. ~~9416~~ 1.0058	0. ~~9385~~ 9807
May ~~2007~~ 2008	0. ~~9129~~ 9981	0. ~~9107~~ 9815	~~0.9150~~ 1.0158	~~0.9130~~ 1.0070
April ~~2007~~ 2008	0. ~~8815~~ 9886	0. ~~8794~~ 9737	0. ~~8834~~ 9975	0. ~~8816~~ 9929
March ~~2007~~ 2008	 ~~0.8558~~ 1.0003	0. ~~8541~~ 9729	~~0.8577~~ 1.0206	0. ~~8556~~ 9742
February ~~2007~~ 2008	~~0.8541~~ 1.0019	0. ~~8521~~ 9814	~~0.8559~~ 1.0289	~~0.8542~~ 1.0158
January ~~2007~~ 2008	 ~~0.8504~~ 0.9878	0. ~~8482~~ 9686	0. ~~8524~~ 9905	0. ~~8506~~ 9962

Three Months Ended June 30, 200 8 ~~7~~	~~0.9099~~ 0.9890	~~0.8834~~ 0.9726	~~0.9360~~ 1.0158	~~0.9104~~ 0.9901
Three Months Ended March 31, 200 8 ~~7~~	~~0.8533~~ 1.0010	~~0.8524~~ 0.9686	~~0.8541~~ 1.0289	~~0.8535~~ 0.9955

Fiscal Year Ended June 30, 2008	0.9953	0.9298	1.0905	0.9898
Fiscal Year Ended June 30, 2007	0.8904	0.8524	0.9360	0.8828
Fiscal Year Ended June 30, 2006	0.8572	0.8024	0.9065	0.8602
Fiscal Year Ended June 30, 2005	0.8064	0.7462	0.8474	0.8403
Fiscal Year Ended June 30, 2004	0.7194	0.6329	0.7752	0.7752
~~Fiscal Year Ended June 30, 2003~~	~~0.6369~~	~~0.6211~~	~~0.6622~~	~~0.6239~~

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2007.  During the year ended June 30, 2007,  ~~,~~ the Company has completed two private placements of securities which increased the number of outstanding shares by  9,430,000 common shares and increased the number of outstanding share purchase warrants by  9,430,000 share purchase warrants.   1,430,000 warrants were exercisable until September 12, 2007 at an exercise price of $0.10 and 8,000,000 were exercisable until June 7, 2008 at an exercise price of $0.20 and, thereafter at a price of $0.30 per share until June 7, 2009.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company has been operating only since November, 2003 and has operating losses of $562,090, $ ~~378,301~~ 380,026 , and $ ~~796,301~~ 798,028 in the years ended June 30, 2007, 2006 and 2005, respectively. This limited operating history and the varying amount of funds spent on activities such as patenting, trademark protection and product development and testing leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

For example, over the last three fiscal years, the revenues generated from the sale of T36® Disinfectant have been relatively consistent. In 2005 revenues were $239,271, decreased by 6.5% in 2006 to $223,586, most likely due to the timing of customer orders. Revenues increased again in 2007 by 15% to $256,243, a level that was 7% higher than 2005. likely die to the timing of customer orders and the introduction of the new T36® Hand Sanitizer. There is more variability in operating expenses which decreased from $642,224 for 2005 to $498,616 in 2006 and increased again to $662,958 in 2007. These decline in costs that were observed in 2006 were due to reductions in consulting fees paid to executives of the Company and to outside consultants, lower investor relations costs and a decline wages and benefits. An impairment loss of $245,000 on intangible assets was claimed during the fiscal year of 2005 due to the revenues of the Company not matching the expectations that were established during the valuation for the

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Qualifying Transaction. In connection with the settlement of legal disputes, the Company recognized a net gain of $10,545 and $37,383 in fiscal years 2007 and 2006, respectively, with no such gain in 2005. In the future, the Company is intending to invest varying amounts in continued intellectual property protection, product development, product testing of therapeutic products and clinical trials. All of these discretionary activities depend on the availability of external funds. Since the Company cannot depend on being able to raise funds as needed for its planned activities, the expenditures will match the availability of external funds. Therefore, the levels of these discretionary expenditures are not predictable. Also, the Company has been working on new products that may be introduced to the market but the timing of such product introductions is never certain. As a result, the Company cannot predict its expenditures, revenues or losses with any certainty. However, since an ambitious program of product testing and registrations are planned, it is certain that the any funds that are raised will be invested in these activities and that losses will be incurred for the foreseeable future the magnitude of these losses cannot be perdicte d.

~~This conclusion is based on the fact that at the beginning of operations, expenses were relatively high due to the costs associated with starting up a new venture, such as the costs of manufacturing product, warehousing, preparing new marketing materials and securing facilities and equipment. After these start-up costs had been absorbed, the cost of goods became stabilized. However, at the end of the 2004 and 2005 fiscal years, there was a significant write-down of the assets purchased in the Qualifying Transaction due to revenues not meeting expectations. In addition, there have been extraordinary legal costs associated with a legal action, described elsewhere, commenced by a competitor, gains on a legal settlement over a trademark dispute and an action launched by the Company against a competitor that resulted in a settlement. These extraordinary events make predictions of future periods difficult.~~

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce T36® Disinfectant into additional markets in Canada and internationally, pursue the patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the ~~TSX-~~ TSX Venture Exchange and secure a listing in the US, the Company expects to incur operating losses in future periods. These loses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, registration of products with regulatory bodies, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. The Company has a burn rate of approximately $45,000 per month. At this burn rate, the cash on hand of $356,127 as of June 30, 2007 will last approximately eight months and further fund raising will be required to continue operations. Also, the Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

The Company has no history of pre-tax profit and in the previous three years has had annual revenues for each of the years ended June 30 of $256,243 in 2007 $223,586 in 2006 and $239,271 in 2005. The Company sustained operating losses for each of the fiscal years ended June 30, 2007, 2006 and 2005 of $562,090, $380,026, and $798,028 ~~$562,090, $378,301 and $796,301~~ , respectively. The Company has sustained accumulated operating losses in its last audited year of operation in fiscal 2007 of $2,603,791. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.  The auditor’s report to the shareholders, dated October 17, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company’s financial statements been audited by US auditors, the Company may have received a “going concern” qualification. A “going concern” qualification, or the existence of a basis for such a qualification, could negatively affect the Company’s ability to raise capital.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

The Company is dependent on Norwood Packaging Ltd. to manufacture its products to a standard that is accepted by Health Canada ( Exhibit 4.b ..) . Although other manufacturers have been identified, they do not have the same familiarity as Norwood with the manufacturing of the Company’s products. If the Company had to switch manufacturers there would be a start-up period in which sales would be lost and revenues would drop. ~~The~~  An ~~Agreement~~  agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China ( Exhibit 4.c. )  has been transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China (Exhibit 4.g.) .. The relationship with He-Yi is important because registration and manufacturing of T36® Disinfectant in China depends on the successful completion of the required applications by He-Yi and acceptance of the registrations by the Chinese government agencies. At this time, the Company has no other agent working on its behalf in China. If He-Yi were to fail or go out of business, the Company would have to find another agent to represent its interests in China. This would delay the registrations in China and lead to reduced revenue expectations. The loss of  the services of Phigenics, LLC to assist with US product registrations would necessitate finding another collaborator to assist with registrations of the Company’s products with the Environmental Protection Agency (“EPA”) of the US  and with the marketing of the Company’s products to the customer base served by Phigenics. ~~The same is true of Linns Corporation Sdn Bhd. If the arrangement with Linns was terminated, another agent would have to be found for South East Asia.~~

There is no assurance that the patent applications filed for the T36®  technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no protection for its intellectual property and reduced sales.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company.  They will have the same obligations to the other companies in respect of which they act as directors and officers.  Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies.  Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company.  Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., a company listed on the ~~TSX-~~ TSX Venture Exchange, since September, 2002 and a Director of this same company since September, 2006. As a non-management Officer and Director of Bi-Optic Ventures Inc., Terrance Owen spends approximately ~~eight~~  four hours per month on the business of Bi-Optic Ventures Inc. since Bi-Optics is operationally inactive while seeking acquisition prospects. Terrance Owen controls a company, Duft Enterprises Corp., that owns the building in which the Company is located and the Company pays rent to Duft Enterprises Corp. Peter Chen is not a Director or Officer of any other company nor has Mr. Chen spent any time on other companies or on financial consulting for other companies since the Company completed the Qualifying Transaction in November, 2003 . Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company as at June 30, 2007, directly own ~~collectively 1,599,500~~ 1,587,500 shares, which was ~~4.97~~ 4.93 % of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

One of the main components of T36® Disinfectant is ethanol, which is flammable and, at a concentration of 95%, has a flash point (the minimum temperature at which the liquid produces a sufficient concentration of vapour above it that it forms an ignitable mixture with air) of 17 oC. T36® contains 70% ethanol which raises the flash point of T36® Disinfectant to 24oC. ~~.~~  The transport and s ~~S~~ torage of T36® Disinfectant can pose a fire hazard if shipped or stored in sufficient quantities. The Company uses an independent warehousing company to store and ship T36® Disinfectant. The warehouse is fully equipped with fire suppression equipment according to the relevant regulations established by the municipal, provincial and federal governments. T36® Disinfectant is shipped by ground only in cases of 4 bottles holding 4 litres each or 12 bottles holding 0.48 litres. In these quantities, T36® Disinfectant is not classified as a “Dangerous Good” under Sections 1.15, 1.16 and 1.17 of the “Transportation of Dangerous Goods Act” administered by Transport Canada. As a result, no special regulations apply to the shipping of T36® Disinfectant by

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ground within Canada. There is no guarantee that special shipping regulations will not be applied to shipments of T36® Disinfectant in the future or in other jurisdictions, such as the United States ..

 ~~Another~~  Two potentially toxic component s of T36® Disinfectant are present in low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). ~~, o~~ O -phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats). For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK), supplied as a 50% solution in water , has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats) .. The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains Bitrex to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

Toxicology studies conducted for the company by Product Safety Labs (“ PSL ”) , located in Dayton, New Jersey, have ~~demonstrated~~  confirmed   that T36® Disinfectant ~~is not toxic~~ has no harmful effects on animals except as reported below by PSL:

•

Acute inhalation (rat): LC50 > 2020 mg/m3. Difficulty breathing, irregular respiration, lethargy and discharge from nose and eyes reported.

•

Acute oral (rat): LD50 > 5000 mg/kg. Lethargy and hunched posture reported.

•

Acute dermal (rat): LD50 > 2000 mg/kg. No systemic effects observed.

•

Effects not observed but possible based on individual ingredients may include: ataxia, loss of coordination, drowsiness, intoxication, nausea and vomiting.

However, T36® Disinfectant ~~but it~~ is classified as a moderate eye irritant. ~~Both chemicals, o-phenylphenol and benzalkonium chloride, are present in T36® Disinfectant in relatively low levels but, given the risks described above,~~ Although T36® Disinfectant is not measurably toxic if used as directed, it is possible that regulations against these chemicals may become more restrictive and affect the ability of the Company to market its products in certain jurisdictions without additional warning labels. None of the chemicals present in T36® pose a serious threat to the environment and are biodegradable.  ~~Further,~~ However , given the attention that ~~such~~  any chemicals may attract from environmental groups, it is possible that negative publicity about these chemicals could affect the ability of the company to market its products in certain jurisdictions. There are persuasive arguments and credible scientific evidence that is available to support the safety of T36® Disinfectant, but such an educational effort on the part of the Company would require funds to be spent and would affect the profitability of the Company.

The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales.

The key customers for which sales account for more than 10% of total revenues are:

o

Esthetics Plus, Inc.: A distributor to the beauty market with a contract ( Exhibit 4.h.) that renews on an annual basis. ~~Either party can terminate the contract on 60 days notice or with 30 days notice for any breach of the contract if the breach is not rectified within the 30 day notice period,~~ The terms of the contract are summarized below in “Section 10.C, Material Contracts ”.

o

Sinclair Dental Limited: A distributor to the dental market and a customer of ~~both API and the~~  the Company for ~~6~~  nearly 4 years,

o

The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of ~~both API and~~  the Company for nearly 4 ~~6~~ years, ~~and~~

o

VWR International : A distributor to the laboratory market and customer of the Company for nearly 4 years and

~~o~~

~~VWR International: A distributor to the laboratory market and customer of API.~~

o

Product Distribution Centre: A distributor that is owned by the provincial government of BC, supplies the province’s public sector consumers within BC and a customer of the Company for nearly 4 years.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 4. INFORMATION ON THE COMPANY

4.A.   History and Development of the Company

Capital Pool Company

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

Qualifying Transaction

On November 13, 2003, the Company completed its Qualifying Transaction, which was the acquisition of the assets of API, a private company founded in 1996 and since renamed 513947 BC Ltd. (“513947”). The transaction was approved by the TSX Venture Exchange as a valid Qualifying Transaction.

The Company purchased the assets of API with 3,711,263 shares of the Company valued at 20 cents per share, for a total share value of $742,252.60, plus forgiveness of loans and accrued interest of  $57,747.40 advanced to API by the Company prior to completion of the Qualifying Transaction. The total transaction price of the Qualifying Transaction to the Company was therefore $800,000. The Company purchased only the assets and not the liabilities of API except for the trademark litigation undertaken by JohnsonDiversey Inc. against API. This litigation was subsequently settled and is discussed elsewhere. As a result of the asset purchase, API became the registered owner of the shares of the Company. The Company also acquired the intellectual property and $17,500 worth of inventory from API. The intellectual property consisted of ~~the~~  one patent application , #PCT/CA2002/001284, “A wide spectrum disinfectant”, filed on August 20, 2002 under the Patent Cooperation Treaty (PCT), described in more detail below .. ~~,~~ two Drug Identification Numbers (“DIN’s” , i.e., ~~)~~ 02245056 for T36® Disinfectant under its previous name, “Spritz” and 02231344 for the same product renamed, “Viralex” and subsequently renamed to “T36® Disinfectant”),  provided to the Company by Health Canada and the pending trademarks for “Viralex”, “T36” and a logo displayed with the name, “ALDA Pharmaceuticals”. (described under “Trademarks” in Section “4.B. Business Overview”), customer lists and contacts, products under development (also described in “4.B. Business Overview”), marketing materials, technical bulletins, and instructions for customers and technical studies.

The ~~terms of the asset purchase~~  agreement s that still remain in effect as a result of the asset purchase are the appended Voting Agreement ~~, the Escrow Agreement~~ and the Non-Competition Agreement.

Voting Agreement (Exhibit 3.)

The parties to the Voting Agreement, dated November 13, 2003 and established as a condition of completing the Qualifying Transaction, are API, Allan Shapiro (“Shapiro”), Michael Wilby (“Wilby”), the Company, Terrance Owen (“Owen”), Peter Chen (“Chen”) and Bruce Schmidt (“Schmidt”).

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Under the terms of the agreement, API, Shapiro and Wilby will vote their shares of the Company in favour of  the number of directors of the Company not to exceed six directors with one director being independent of API and the election of Owen, Chen and Schmidt as directors of the Company provided they have been nominated by the Company for election to the Board of the Company;

Until termination of this Agreement, the Company will nominate Owen, Chen and Schmidt for election to the Board at each Meeting provided each person consents to continuing as a director of The Company, is not then prohibited by law from serving as a director of The Company and that each nomination and election is acceptable to the TSX Venture Exchange and all other applicable securities regulatory authorities.

Subject to restrictions imposed under applicable securities legislation, API, Shapiro or Wilby may sell shares of the Company through a stock exchange. If any of them proposes to sell in excess of 200,000 shares of the Company in an “off-market” transaction they will require the purchaser to agree to be bound by the terms of the Voting Agreement.

If a take-over bid or other offer is made to shareholders of the Company by an arms-length third party for all or a portion of the shares of The Company, API, Shapiro and Wilby will be free to tender to such bid or offer any shares owned by them and will not be required to comply with the selling restrictions described above.

The Voting Agreement will terminate with respect to Wilby, at the earlier of:

•

such time as API, Shapiro and Wilby collectively cease to hold, directly or indirectly, less than 10% of the issued voting shares of The Company;

•

such time as Wilby ceases to hold directly or indirectly, or control at least 5% of the issued voting shares of The Company; and

•

5 years from the date of the execution and delivery of this Agreement.

The Voting Agreement will not terminate with respect to API and Shapiro, except with the consent of the TSX Venture Exchange. As of June 30, 2007, the Voting Agreement is no longer in effect for Wilby since his personal shareholdings are below 5% of the issued voting shares of the Company.

On November 1, 2004, the Voting Agreement was amended. The parties to the Amendment are API, Shapiro, Wilby, the Company, Owen, Chen and Schmidt.

The Amendment was entered into because of the name changes undertaken by the Company and API after completion of the Qualifying Transaction and the resignation of Schmidt as a director of the Company. The Amendment also changed references to Owen, Chen and Schmidt to “Owen Nominee”, “Chen Nominee” and “Schmidt Nominee”, respectively, so that, if any one of Owen, Chen or Schmidt does not consent to being nominated as a director of APC, another person acceptable to the TSX Venture Exchange and to the other nominees would become a party to the Voting Agreement. On October 4, 2004, Eugene Hodgson was appointed as a director and became the “Schmidt nominee” on completion of the Amendment.

Escrow Agreement

~~Of the 3,711,263 shares issued to API, 90% or 3,340,137 were held in escrow. Under the terms of the Escrow Agreement, there has been a 15% release every 6 months on May 14, 2004, November 14, 2004, May 14, 2005, November 14, 2005 and May 14, 2006 and November 14, 2006. No shares remained in escrow on June 30, 2007.~~ An Escrow Agreement, dated November 13, 2003, was automatically terminated on November 14, 2006 due to the release of all remaining escrowed securities on that date.

Non-Competition Agreement (Exhibit 4.i.)

The parties to the Non-Competition Agreement, dated November 13, 2003 and established as a condition of completing the Qualifying Transaction, are API, Shapiro and the Company.

Under the terms of the Agreement, API and Shapiro agree that neither Shapiro nor API will compete with the Company in any way. In the case of API, the Agreement expired after one year on November 13, 2004. In the case of Shapiro, the Agreement stays in place while Shapiro provides services for the Company in any capacity and for a period of one year after his services for the Company come to an end. Competition, as defined in the Agreement, includes, but is not limited to, the solicitation of customers or the sale of any products or services that are in any way similar to those offered by the Company or inducement of any employees of the Company to leave the Company. Shapiro agrees that any breach of the agreement by him could cause irreparable harm to the Company and that the Company can take any action that it deems necessary to end the breach and be compensated for the breach.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Change of Business .

As a consequence of completing the Qualifying Transaction, The Company entered into the business of developing and marketing disinfectant products.

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still a British Columbia, Canada

The head office of the Company is located at 635 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A7. The Company’s telephone number is (604) 521-8300. The contact person is: Mr. Terrance Owen, President and CEO or Mr. Peter Chen, CFO and Secretary. The Company’s common shares have been listed for trading on the ~~TSX-~~ TSX Venture Exchange since July, 2001.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500
	Private placement @ $0.10	8,000,000	$800,000

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Efficacy studies

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericide, virucide, fungicide or tuberculocide). In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against ~~more than 50 different~~  bacteria, fungi and viruses. The types of surfaces tested were hard, non-porous surfaces unless otherwise noted .. ~~These studies included the following:~~

1.

An e ~~E~~ fficacy study , dated February 10, 1997, was conducted by British Columbia Research Inc.  ~~(University of British Columbia,~~ ( Vancouver, Canada) under the supervision of Dr. Ernie Lee ~~, dated February 10, 1997~~ . The ~~Study concluded that the T36® Disinfectant successfully killed~~   organisms tested were four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), spores from one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus-1 and Poliovirus-1) in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate .. ~~;~~ Twenty five replicates of each organism at low levels, ranging from 38 to 177 cfu’s/ml (colony forming units/ml) were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that T36® Disinfectant was 100% effective against all five organisms after 10 minutes or longer contact times. At shorter contact times, the kill rate for all 5 organisms ranged from 95.5% to 97.2% after a 1 minute exposure and 98.7 and 99.0% after a 5 minute exposure ..

2.

An efficacy study, dated June 6, 1997, was ~~Efficacy study~~  conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital ~~, dated June 6, 1997~~ .   Twenty replicates of Mycobacterium tuberculosis at approximately 107cfu’s/ml were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that the kill rate was 99.99997% (a reduction of log10 = 6.46) and 99.99998% (a reduction of log10 = 6.59)  after a 10-minute exposure. The requirement for a disinfectant to be designated as “Tuberculocidal” by Health Canada is a log10 reduction of 6.0 or greater ..

~~3.~~

~~Study concluded that the T36® Disinfectant was efficacious as against  Mycobacterium tuberculosis ;~~

~~4.~~

~~Suspension tests for efficacy completed September 17, 1997 against HIV at the St. Paul’s Hospital’s John Ruedy Immunodeficiency Clinic (Vancouver, Canada) under the supervision of Dr. Brian Conway. Study concluded that the T36® Disinfectant was 100% efficacious on the HIV virus on contact and still had 100% efficacy at dilution of 1:43 (one part T36® to 43 parts water); and~~

5.

Efficacy studies were conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, and completed on February 23, 200 0 . The ~~Study concluded that the T36® Disinfectant successfully killed the test~~  organisms tested were Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, Human Immunodeficiency Virus Type I, Herpes simplex Virus Type 1, Trichophyton mentagrophytes and Poliovirus Type 1, in compliance with test standards accepted by the Environmental Protection Agency (“ EPA ”) of the United States.

•

For each of the bacteria, Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis , 180 replicates at 6.1 x106 cfu/ml (log10 = 6.79), 1.9 x 106 cfu/ml (log10 = 6.28) and 1.7 x 104 cfu/ml (log10 = 4.23), respectively, were dried on microscope slides and exposed to T36® Disinfectant for 3 minutes. For both Staphylococcus aureus and Pseumomonas aeruginosa , growth was observed on only 1 replicate out of 180. For Salmonella choleraesuis , none of the 180 replicates showed any growth. These results met the requirement that no more than 1 replicate out of 60 can show growth and T36® Disinfectant was deemed to demonstrate efficacy against all three bacteria.

•

For Human Immunodeficiency Virus Type I, six replicates at 1.77 x105 cfu/ml (log10 = 5.25), were dried on the bottom of Petri dishes. After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against HIV.

•

For Herpes simplex Virus Type 1, six replicates at 5.6 x106 cfu/ml (log10 = 6.25), were dried on the bottom of Petri dishes, After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against the Herpes virus.

•

For Poliovirus Type 1, six replicates at 5.6 x105 cfu/ml (log10 = 5.75), were dried on the bottom of Petri dishes. After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against the Polio virus.

•

For the fungus, Trichophyton mentagrophytes, twenty replicates at 4.6 x104 cfu/ml (log10 = 4.66), were dried on microscope slides. After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against Trichophyton mentagrophytes ..

~~Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericide, virucide, fungicide or tuberculocide). Toxicology is the study of the adverse effects of chemical, physical or biological agents on living organisms and the ecosystem, including the prevention and amelioration of such adverse effects. The types of surfaces tested were hard non-porous surfaces.~~

The above studies demonstrated that T36® Disinfectant was effective in inactivating polio viruses within 3 minutes and tuberculosis mycobacteria within 5 minutes. Polio and tuberculosis are benchmark micro-organisms because they are among the most difficult to kill with disinfectant products. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability. In order to make a virucidal claim and a tuberculocidal claim, a disinfectant product must demonstrate its ability to destroy the poliomyelitis type 1 virus, and Mycobacterium bovis or tuberculosis mycobacteria within a specified time. This is mandated in Canada by the Canadian General

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Standards Board, “Assessment of Efficacy of Antimicrobial Agents for Use on Environmental Surfaces and Medical Devices”, CAN/CGSB -2.161-97, p.4, and the Therapeutic Products Programme Guidelines on Disinfectant Drugs, 1999 Edition, Appendix II on page 23.

~~The studies conducted at ViroMed Biosafety Laboratories in the U.S., and at British Columbia Research Incorporated (“BCRI”) in Canada used between 10 and 60 samples each, depending on the organism tested.~~   In all ~~cases~~ of the testing described above,  ~~a control was utilized~~   controls were used to validate the testing protocols. A positive test result required complete inactivation of the tested viruses and complete efficacy against the fungi and bacteria as required by the U.S. EPA for disinfectant label claims. The results from BCRI demonstrated efficacy in excess of Log10 4.0 (i.e. 10,000 times reduction in micro-organisms) in compliance of the standards required in Canada. The tuberculocidal studies demonstrated results in excess of Log10 6.0 (1,000,000 times reduction in micro-organisms).

Toxicology studies

Toxicology is the study of the adverse effects of chemical, physical or biological agents on living organisms and the ecosystem, including the prevention and amelioration of such adverse effects. ~~Additional t~~ The t oxicology studies listed below were conducted in the United States by Product Safety Labs in East Brunswick, New Jersey, USA and completed in November, 1999 ~~that demonstrated that T36® Disinfectant is safe to use, as well as non-corrosive and non-caustic~~ .  ~~These studies were conducted by Product Safety Labs in labs in East Brunswick, New Jersey, USA and completed in November, 1999~~ .

•

Acute Oral Toxicity Study in Rats - This test determines the amount of a substance that kills 50% of the test population of experimental animals when administered as a single dose. Five thousand milligrams of T36® Disinfectant per kilogram of bodyweight was administered orally to ten healthy rats. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days. Bodyweights were recorded prior to administration and again on Days 7 and 14. Necropsies were performed on all animals at terminal sacrifice. All animals survived and gained weight during the study. Following administration, most animals exhibited piloerection (erection of the hair), hunched posture and/or were hypoactive. Apart from one female that exhibited reduced fecal volume between Days 0 and 5, all affected animals recovered from the above symptoms. Based on the results of this study, the single dose acute oral LD50 of T36® Disinfectant is greater than 5,000 mg/kg of bodyweight

•

Primary Skin Irritation Study in Rabbits -  This test determines the potential for a substance to produce irritation after a single topical application. Five-tenths of a milliliter of T36® Disinfectant was applied to the skin of three healthy rabbits for 4 hours. Following exposure, dermal irritation was evaluated and no dermal irritation was noted at any dose site during the study. Based on the results of this study, T36® Disinfectant is classified as non-irritating to the skin.

•

Primary Eye Irritation Study in Rabbits - This test determines the potential for a substance to produce irritation from a single dose to the eye. One-tenth of a milliliter of T36® Disinfectant was placed into the right eye of six healthy rabbits. The treated eyes of three rabbits were rinsed with physiological saline after instillation. The eyes of the remaining three rabbits were not rinsed. The left eye remained untreated and served as a control. Ocular irritation was evaluated and, based on the results of this study,T36® Disinfectant is classified as moderately irritating to the unrinsed eye and severely irritating to the rinsed eye.

•

Acute Inhalation Toxicity Study in Rats - This test determines the potential for a substance to produce toxicity from a single exposure via the inhalation route. Ten healthy rats were exposed to T36® Disinfectant vapours in a closed chamber at a concentration 2.02 mg/L for 4 hours. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days thereafter. Bodyweights were recorded prior to exposure and again on Days 7 and 14. All animals survived exposure to the test atmosphere and gained bodyweight over the 14-day observation period. During the exposure, the rats exhibited ocular and nasal discharge, shortness of breath, irregular respiration, shallow respiration, hunched posture and hypoactivity. With the exception of ocular and nasal discharge and shallow respiration, similar clinical signs persisted in all animals upon removal from the exposure chamber. Some animals also developed noisy breathing, reduced fecal volume and/or a prone posture, but all rats recovered from these symptoms by Day 11 and appeared active and healthy for the remainder of the study. Necropsy findings at terminal sacrifice were unremarkable. Based on the results of this study, the single exposure acute inhalation LC50 of T36® Disinfectant is greater than 2.02 mg/L.

•

Acute Dermal Toxicity Study in Rats - This test determines the health hazards likely to arise from a short-term exposure to a substance from a single topical application to the skin. Two thousand milligrams per kilogram of bodyweight of T36® Disinfectant was applied to the skin of ten healthy rats for 24 hours. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days. Bodyweights were recorded prior to application and again on Days 7 and 14. Necropsies were performed on all animals at terminal sacrifice. All animals survived, gained weight and appeared active and healthy. There were no signs of gross toxicity, adverse pharmacologic effects or abnormal behavior. Gross necropsy findings at terminal sacrifice were unremarkable. Based on the results of this study, the single dose acute dermal LD50 of T36® Disinfectant is greater than 2,000 mg/kg of bodyweight.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

•

Dermal Sensitization Study in Guinea Pigs - This test determines the potential for a substance to produce sensitization after repeated topical applications. T36® Disinfectant was topically applied to twenty healthy test guinea pigs, once each week for a three week induction period. Twenty-seven days after the first induction dose, a challenge dose of T36® Disinfectant at its highest non-irritating concentration (100%) was applied to a new site on each guinea pig. Ten untreated animals were maintained under the same environmental conditions and treated with T36® Disinfectant at challenge only. Approximately 24 and 48 hours after each induction and challenge dose, the animals were scored for erythema (redness of the skin). Based on the results of this study, T36® Disinfectant is not considered to be a contact sensitize r ..

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

The Company is also in various stages of development of other products including:

1.

"Ready to Use" Disinfectant Cleaner: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant).  It has also passed internal company efficacy testing.  This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36®  Disinfectant, but need a more economical  product. ~~.~~  The Health Canada DIN for this product is 02272989 The Company has not determined when manufacturing will be started or when revenues will be realized from this product. At the present time, there are no plans to conduct further testing or to register the product in any jurisdiction outside of Canada ..

2.

Disinfectant Cleaner CONCENTRATE: This product has completed testing and is registered with Health Canada (DIN 02278820). For US sales, EPA registration is required at an estimated cost of  $100,000. Completion of the required US registration is dependent on financing. The EPA registration is projected to be completed 2 years after financing is available. International sales are important to the Company and delays in US registration could have a significant effect on future sales and cash flow, as well as allow competition to penetrate this market. It is not known when manufacturing will be started or when revenues will be realized from this product. At the present time, the Company is considering conducting further testing to satisfy the requirements of the EPA for disinfectant cleaners and applying for registration of the product in the United States. It is not certain when this testing will begin and the decision may be made not to proceed at all if sales in Canada do not seem to warrant the expense of seeking EPA registration ..

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

5.

Anti-viral Soap: The Company has developed an anti-viral, anti-bacterial soap.  As at June 30 , 2007, no application has been filed for a Health Canada DIN and no product release date has been set. Testing for Health Canada or FDA approval ~~to market in the U.S. is estimated to cost approximately $400,000~~ will not occur until further progress has been made on other projects or, possibly, not at all . Further, c ~~C~~ ompletion of product registration and initiation of marketing activities is dependent on financing ~~,~~  .. ~~with c~~ C ompletion of these tasks ~~anticipated~~  is estimated to require at least within 3 years after financing.   ~~However, t~~ T his delay could allow competition to penetrate this market, which could reduce the revenue potential for this product.

6.

Microbicide Gel: This product has been formulated and now requires testing for efficacy and toxicity. It was developed as a personal lubricant to prevent the transmission of sexually transmitted infections (“STI’s”). The testing required to attain FDA approval of this product would be beyond the financial capabilities of the Company. Therefore, the Company intends to undertake some initial testing on its own after a suitable delivery system has been identified and the rights to that delivery system acquired. If initial testing is successful, it is most likely that the Company will need to   identify a licensee or joint venture partner working in the area of STI prevention that can undertake ~~the~~  further testing and market development. It is no t known when the Company will start the initial testin g, how much time it would take to complete the required testing for STI prevention, what costs would be involved or even if there are companies that would be interested in conducting this testing. Delays may allow competition to develop comparable products, which will make market penetration more difficult which would lead to ~~lower~~  reduced revenues ~~than anticipated~~ from this product .

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

7.

Topical infection treatment: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold-like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company’s T36® formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete’s foot and toenail infections. This application of the T36® formulation must be tested against such conditions according to the requirements of the FDA, Health Canada and the European Medicines Agency and the Company intends to conduct such testing as soon as possible . Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. However, t ~~T~~ he testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing . It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to ~~lower~~  reduced revenues  ~~than anticipated~~ ..

8.

Hand hygiene products: The Company is planning on providing the T36® formulation in spray form and in gel form for hospital use as a hand sanitizer in nursing stations, patient rooms, hallways, washrooms, etc. and for sale to consumers through retail outlets. These applications of the T36® formulation must be tested for their ability to kill microorganisms on the skin of humans according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing .. ~~.~~ It is not known how much time it would take to complete the required testing for the hand hygiene products, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to ~~lower~~  reduced revenues  ~~than anticipated~~ ..

9.

Skin antiseptic and first-aid ointment: The Company is planning on providing the T36® formulation in liquid form with a biological dye in a suitable delivery system for use as pre-operative and pre-injection antiseptic in hospitals and clinics and in gel and spray form, without biological dye, as a first-aid ointment for use on cuts and scrapes to prevent infections. These applications of the T36® formulations must be tested for their ability to kill microorganisms on the skin of humans and in cuts and scrapes according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing . It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to ~~lower~~  reduced revenues  ~~than anticipated~~ ..

10.

Vulvovaginal infections (“VVI’s”): The Company is planning on providing the T36® formulation in a form suitable for the treatment of all vulvovaginal infections including fungi, bacteria and, possibly, parasites and combinations of all fungal and bacterial infections. This application of the T36® formulation must be tested for its ability to resolve VVI’s according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing . It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to ~~lower~~  reduced revenues  ~~than anticipated~~ ..

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Plan Of Operations

~~Source of Funds for Fiscal 2008 and for Fiscal 2009~~

~~The Company’s primary source of funds since incorporation has been and continues to be through the issuance of common shares since sales revenues are not yet rising.~~

~~As of June 30, 2007, the Company had a deficit of $2,603,791.~~

~~Use of Funds for Fiscal 2008/2009~~

~~For the 18 months ending December 31, 2008 the Company estimates that it will require the following to fund planned operations:~~

~~General Office and Administrative Expenses:~~

~~$   700,000~~

~~New Products Research and Development:~~

~~$   100,000~~

~~US securities fees and expenses (related to Form 20F filing):~~

~~$     30,000~~

~~Sales and Marketing:~~

~~$   235,000~~

~~Patenting activities:~~

~~$     30,000~~

~~Regulatory activities (1):~~

~~$   150,000~~

~~New Product Sample Inventory / Production (2):~~

~~$     20,000~~

~~Total:~~

~~$1,265,000~~

~~Less Anticipated Revenue:~~

~~$   300,000~~

~~Additional Funds required:~~

~~$   965,000~~

~~Working Capital (as of June 30, 2007):~~

~~$   627,730~~

~~TOTAL ADDITIONAL FUNDS REQUIRED:~~

~~$   337,270~~

~~(1)~~

~~Regulatory Activities refers to performance of toxicology, efficacy and other studies required to secure FDA, EPA and other regulatory approvals so that the Company can sell in markets outside of Canada and also refer to securing Health Canada Drug Identification Numbers for Canadian approvals for the Company’s new products.~~

~~(2)~~

~~New Product Sample Inventory / Production refers to the costs of producing samples for market and consumer testing of those products the Company is developing.~~

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either its facilities or personnel, including number of employees, in Fiscal 2008. As distribution and sales are done on a wholesale price basis, sales revenue changes do not result in changes in the number of personnel or the Company’s facilities.

As production is being performed on a contract basis with Norwood Packaging Ltd. (see Exhibit 4. ~~B~~ b .) changes in product sales do not result in changes to the Company’s facilities or personnel.

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

1.

Canada: In order to market and sell a disinfectant, which is classified as a drug in Canada, the product must be approved by Health Canada, a federal government department responsible for the oversight of drugs and certain other medical products. The Therapeutics Product Directorate (TPD) is the department of Health Canada that issues the DIN (Drug Identification Number) for registered products.  A company can apply for a DIN by submitting the appropriate fee, a draft label and, in most cases, copies of completed efficacy and safety studies to support the claims made on the label. The descriptions of the tests required for Health Canada approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies” .. The TPD generally takes ~~7-~~ up to 12 months for review and completion prior to the issuance of a DIN. However, if further documentation or studies are required, the time taken to obtain approval for a new product can be longer.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Production facilities that manufacture an approved product must have an Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by a division of Health Canada.  Norwood Packaging Ltd. (“Norwood”), which produces the Company’s products under contract (see Exhibit 4. ~~B~~ b .), has an Establishment License. The Company’s agreement with Norwood, dated September 29, 2005 ( Exhibit 4.b.) , requires Norwood to manufacture and store T36® Disinfectant for the Company in exchange for a percentage of sales made by the Company. The percentage paid to Norwood varies with the size of the order and for certain customers. Norwood also has a Right of First Refusal to manufacture other products for the Company under similar terms. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement, any form of insolvency on the part of Norwood or the Company, or 90 days written notice by either party. There is no specified expiry date for this agreement.

2.

United States: In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use.  Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. The descriptions of the tests required for EPA approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies ” .. Any products with therapeutic claims or intended for use on humans are regulated by the FDA.  It is illegal to market and sell therapeutic products in the United States without an FDA or EPA registration. At some point in the future, the Company intends to undertake the processes in the United States to obtain FDA or EPA registration numbers. ~~In the United States, T36®  Disinfectant must be registered with the Environmental Protection Agency (“EPA”) as a disinfectant, disinfectant cleaner, sanitizer and deodorizer.~~

~~The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see Exhibit 4.A. for details of the Company’s contract with Phigenics). Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:~~

~~(a)   Assist the Company with the registration of T36® Disinfectant with the US Environmental Protection Agency (“EPA”),~~

~~(b)  Work with the Company to develop new formulations of T36®  Disinfectant, and~~

~~(c)  Develop sales and distribution channels in the US,~~

~~For these services, the Company will provide up to US$32,000 for EPA product registration fees, provide Phigenics with a royalty on Net Sales (gross sales less refunds and returns) of  T36®  Disinfectant in the US starting 90 days after the Registration is achieved. The royalties will be 7% for the first year until 150% of Phigenic’s contribution in kind has been repaid and then 5% for the remainder of the first year, 5% for the second year, 4% for the third year, 3%  for the fourth year, 2% for the fifth year and 1% for the sixth and seventh years. In addition, Phigenics will receive a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.~~

~~The agreement with Phigenics contains neither a term nor termination provisions.~~  The Company cannot say when, or even if, the proposed submissions to the EPA and the FDA will be completed.  The Company cannot predict the timing of FDA or EPA approval, if such approval can be obtained.

FDA product registrations may require the following tests for ~~each therapeutic~~ a topical therapeutic test substance, such as T36® Disinfectant ..  ~~product:~~

~~•~~

  Time kill Evaluation – In these tests, dozens of different species of infectious micro-organisms are exposed to each of the active ingredients of a test substance and the complete test substance formula for periods of time ranging from 15 seconds to 30 minutes to determine the time required for each ingredient of a test substance and the complete test substance formulation to completely kill the selected species. The objectives of the testing are to determine the effective exposure times required for the test substance to be effective and if the individual ingredients have an additive, subtractive or synergistic effect ..

~~•~~

~~,~~  MIC (Minimum Inhibitory Concentration) Evaluation – Each ingredient of a test substance, the complete test substance formula and a known antiseptic product are tested against hundreds of micro-organisms. The objectives of the tests are to quantify the minimum concentration that is required for each of the test substances to have a measurable effect on the tested species, compare those results to the known antiseptic product and determine if the individual ingredients have an additive, subtractive or synergistic effect.

•

In-vitro dermal test – This testing involves in-vitro preparation and contamination of pig skin that has been harvested from carcasses with bacteria to evaluate the methods of application of a test substance and the time of exposure to achieve the best anti-microbial results. The objective of the testing is to determine the methods that would be proposed for subsequent human trials ..

~~•~~

~~,~~  Pilot Clinical Evaluation - This study evaluates the antimicrobial efficacy of a disinfectant in two different applications when used as patient preoperative skin preparation on 10 subjects.  A disinfectant must achieve a log10 microbial reduction of 3 or greater on skin of the groin and a log10 microbial reduction of 2 or greater on skin of the abdomen at ten minutes post-application. The objective of the testing is to obtain an preliminary evaluation of the efficacy of the test substance when used on humans ..

~~•~~

~~,~~  Full p ~~P~~ re-op erative clinical e ~~E~~ valuation - The study evaluates the immediate and persistent antimicrobial properties of a disinfectant when used as a preoperative skin preparation.  A known active control, e.g., 4% chlorhexidine, and a placebo, e.g., sterile saline, are also evaluated.  All treatments are assessed for their potential to cause skin irritation.  One-hundred  subjects are screened in order to obtain at least forty subjects having sufficient number of resident bacterial flora to permit evaluation of the efficacy of the test products. The objective of this test is to further evaluate the efficacy of a test substance when used on humans ..

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

•

Pharmacokinetics describes how the body affects a specific drug after administration and examines the extent and rate of Absorption, Distribution, Metabolism and Excretion, commonly referred to as the “ADME” scheme. Absorption is the process of a substance entering the body. Distribution is the dispersion or dissemination of substances throughout the fluids and tissues of the body. Metabolism is the irreversible transformation of parent compounds into daughter metabolites. Excretion is the elimination of the substances from the body. In rare cases, some drugs irreversibly accumulate in a tissue in the body. The pharmacokinetic properties of drugs may be affected by elements such as the site of administration and the concentration in which the drug is administered. These may affect the absorption rate. The objective of the ADME studies are to determine if the test substance or any of its components are absorbed and if any absorbed components are metabolized into harmful chemicals that may or may not accumulate in the body.

•

Insult patch test – The objective of this test is to evaluate the effect, if any, of prolonged and repeated exposure of the skin to the test substance. The “Induction Phase” of this study incorporates the test substance into a series of patches that are applied to the skin of 50 subjects repeatedly for periods of time and then removed. After a rest period, new patches are applied. This process is repeated over a period of time with a number of new patches and after completion of this phase, the reaction of the skin is evaluated. The “Challenge Phase” takes place some time after application of the final induction patch. Challenge patches are applied to previously untested sites, adjacent to the original induction patch sites. The reaction of the skin is evaluated 24 to 48 hours after application and the subjects are asked to report any delayed reactions which might occur after the final challenge patch reading ..

~~•~~

~~,~~  21-day Cumulative i ~~I~~ rritation test – The objective of this test is similar to that of the insult patch test but assesses the irritation caused by topical products and chemicals over 21 days of continuous exposure of the skin. The test substance is incorporated into patches that remain on the skin for a period of time and are replaced from time to time to maintain continuous exposure to the skin ..

~~,  In-vitro  screening~~ ,

 ~~Ocular irritation and~~

~~In-vitro  dermal irritation.~~  These tests would typically require 12-18 months to complete and must be conducted by FDA certified labs. The FDA review and approval of this data can take up to 24 months. Once approved, then human clinical trials (if required) would need to be completed.  These trials are normally conducted in 3 phases, with a detailed protocol for each phase provided to the FDA for approval to proceed. At the end of each phase, the results are analyzed and submitted to the FDA and, if acceptable, the trial continues to the next phase:

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

The three phases of clinical trials can require as long as 5-10 years to complete even for topical products. The total time required is dependant on the nature of the therapeutic, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the FDA. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application.  The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials,

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

1.

China: In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”).  The CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. The studies required by the CDC include the following tests ..

•

Kill tests against Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa – In a suspension test, the disinfectant must provide a log10 reduction in bacterial population of 5.0 or more within a test time designated by the supplier of the disinfectant. A suspension test involves adding the bacteria to the disinfectant, usually at a ratio of 0.1 to 2 parts bacterial suspension to 9.9 to 8 parts disinfectant, respectively.

•

Field disinfecting test on general hard surfaces – General bacterial counts are first determined on table surfaces and the window frame surfaces, maintained at 19 to21 oC, by taking sample swabs and culturing the bacteria. The same surfaces are then wiped with the disinfectant and sampled after a test time designated by the supplier of the disinfectant. The disinfectant must provide a average log10 reduction in bacterial population of 2.0 or more in this test.

•

Metal corrosion test - Metal plates made of  stainless steel, carbon steel, copper and aluminum are immersed continuously for 72 hors in the disinfectant. The corrosion rate, measured in millimeters per annum, is then determined for each metal.

•

Acute oral toxicity test - Four dosage groups receive 1,000, 2,150, 4,640, and 10,000 mg/kg of disinfectant administered orally with 10 animals in each group and comprised of half females and half males. After exposure to the disinfectant, the general conditions, symptoms of toxicity, and deaths of animals are observed over a period of 2 weeks.  After the tests are finished, all animals are dissected and gross pathological changes of animals are recorded.  Acute toxicities are measured in terms of the LD50, the dose at which 50% of the animals die.

•

Bone marrow erythrocyte micronucleus test - Rats are given a dose of 500, 2,000, and 5,000 mg/kg of disinfectant by gastric lavage. Each group consists of 5 females and 5 males. Thirty hours later, the rats are given a second dose that is identical to the first. Six hours later, the rats are killed and dissected. Bone marrow from the sternum is removed, smeared on microscope slides, stained and examined for signs of chromosomal mutations.

•

Skin irritation test - Twenty-four hours before testing, a 3 cm x 3 cm area beside both sides of spinal cords on the backs of three New Zealand rabbits is shaved. On the next day, a testing area of 2.5 cm x 2.5 cm on the shaved skin on the left side is marked and 0.5 ml of disinfectant is smeared evenly on the test area, covered by 2 to 4 layers of gauze the same size as the test area and one layer of cellophane which is a little bigger than testing area for each animal. The test area is directly exposed to the disinfectant in this way for 4 hours. The shaved area on the right side is exposed to saline as a negative control using the same procedure. After the 4 hour exposure, the dressings are removed and shaved areas are washed using warm water to remove any residual saline or disinfectant.  After 1, 24, and 48 hrs the level of skin irritation is observed and recorded.

Upon completion of successful testing at the CDC, products can be registered for sale within China ..

~~In~~  On May 25, 2007, ~~the~~  an Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China (Exhibit 4.c.) , was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China ~~.~~ ( Exhibit 4.g ..). On August 31, 2006, He-Yi received its certificate of approval from the Fujian Centre of  Disease Control for T36® Disinfectant after passing all of the required tests. This certificate allowed He-Yi to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. Approval for the manufacturing of T36® Disinfectant was obtained from the Ministry of Health in The People’s Republic of China. On April 19, 2007, a manufacturing certificate (Certificate of Approval (Health ID. No. 0109) was granted to He-Yi for a period of four years from April 19, 2007 to April 18, 2011 and is renewable by filing an application for renewal 6 months before the expiry date.

~~•~~

~~The agreement with He-Yi provides that ALDA will provide He-Yi with all information that ALDA has at its disposal to assist with the registration of ALDA’s products in China, He-Yi will be responsible for procuring all necessary government approvals for ALDA’S products within 6 months from the time all technical data to support the application is provided by ALDA, quarterly reports on the progress of the approvals will be provided to ALDA by He-Yi, an extension may be requested by He-Yi to procure all necessary government approvals and may not be unreasonably refused by ALDA for recurring periods of 3 months if:~~

~~He-Yi is employing its best efforts in obtaining the registration of the ALDA products in China and is providing quarterly reports as required or more time is required by ALDA Pharmaceuticals Corp. to obtain information required by He-Yi,~~

~~ALDA Pharmaceuticals Corp. will provide He-Yi with the specifications required for He-Yi to provide a manufacturing facility suitable for the manufacturing of ALDA’s products,~~

~~•~~

~~He-Yi will provide a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products subject to He-Yi employing its best efforts to obtain the space, materials and equipment specified by ALDA and He-Yi will have the right to distribute ALDA’s products in China subject to ALDA’s approval of each distributorship.~~

~~The Agreement is effective until April 18, 2011 (“the Initial Term”).  Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, (“the Renewals”) provided that ALDA and He-Yi have each met all of their obligations under the Agreement and provided that He-Yi is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109) that has been granted by the Ministry of Health of the People’s Republic of China and expires on April 18, 2011. Any Renewals will reflect current market conditions in the territory served by He-Yi at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate.~~

~~For the first 3 years after production is started by He-Yi and within 6 months after production is started by He-Yi, ALDA and He-Yi will establish minimum sales levels and, thereafter, after each new distributorship is established.~~

~~He-Yi will pay ALDA a royalty, based on the gross revenues received by He-Yi for all of ALDA’s products sold in China as follows:~~

~~•~~

~~5% during the first and second year after production is started by He-Yi,~~

~~•~~

~~8% during the third year,~~

~~•~~

~~6% after a doubling of sales over the sales achieved in the second year has occurred.~~

~~•~~

~~He-Yi will pay ALDA a 10% royalty based on the gross revenues received by He-Yi for all of ALDA’s products sold by He-Yi outside of China.~~

~~•~~

~~All royalties will be paid monthly within 30 days after each month end.~~

~~ALDA, at ALDA’s discretion, will have the right to buy product from He-Yi.~~

~~At the request of ALDA and with the authorization of ALDA, He-Yi agrees to direct ship ALDA’s products for ALDA, at ALDA’s expense, to anywhere in the world.~~

The Company cannot guarantee that He-Yi will be able to construct a manufacturing facility, that products manufactured by He-Yi will pass the quality control standards established by the Company or the Chinese government, that He-Yi will be able to obtain approvals to market the Company’s products in other provinces of China or that He-Yi will be able to sell any of the Company’s products at all in China or elsewhere.

~~2.~~

~~Malaysia and Other Regions of Asia :  The Company has a 5 year licensing and distribution agreement with Linns Corporation Sdn Bhd (“Linns”) (see Exhibit 4.F.) with an effective date of August 1, 2004.  “The Territory” is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, subject to Linns submitting the required applications required for regulatory approval of T36® Disinfectant in each part of the Territory.~~

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

~~Registration of T36® Disinfectant in Malaysia is being left to the discretion of the Linns because the Company is not knowledgeable about the registration requirements of jurisdictions outside of North America. On the Company’s behalf, Linns submitted its T36® Disinfectant to the National Pharmaceutical Control Bureau, Ministry of Health, Malaysia and received approval in January of 2005 to sell T36® Disinfectant as a disinfectant, disinfectant cleaner sanitizer and deodorizer in Malaysia. However, because the T36® Disinfectant could be flammable, the Company needs approval from Malaysia’s Department of Fire & Rescue before T36® Disinfectant can be stored at Linn’s warehouse.  This approval has not yet been obtained.~~

~~Linns is obliged to meet minimum sales levels that are mutually agreed upon by Linns and the Company and to purchase T36® Disinfectant from the Company. Linns has a Right of First Refusal to manufacture T36® Disinfectant for the Territory. If Linns meets the minimum sales obligations, the agreement is renewable for an additional 5 years. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Linns or the Company.~~

Seasonality

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Impairment of intellectual property

The Company purchased ~~, at an estimated cost of $540,000,~~ substantially all of the assets and undertakings of API, principally comprised of certain intellectual property rights of API related to T36 Disinfectant developed by API including certain drug identification numbers, trademark and patent applications, inventory, capital assets, the shares of ALDA Institute For Preventative Health Care Inc., a non-competition agreement, and certain contracts. The value placed on these assets was $540,000. In the financial statements, the intangible assets balance represents the carrying amount for the intellectual property and these assets were determined to have an indefinite life.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company has entered into a production contract with Norwood Packaging Ltd. (see Exhibit 4. ~~B~~ b ) and anticipates entering into production contracts for each area in which the Company would market and sell the T36® Disinfectant or other products.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

The current key accounts are described below. With one exception, there are no contracts or oral agreements in place. Customers and distributors place orders for products from the Company, the shipper receives instructions from the Company and the shipper sends the products from its warehouse via carriers specified by the Company or the customer. All product shipments are made FOB from the Company’s shipper and title passes to the customer upon the Company’s or customer’s carrier taking delivery of the product from the shipper.  The Company may prepay all costs of transportation and insurance and the customer reimburses the Company for such expenses.  The payment terms for products delivered to the customer by the Company are net cash in Canadian currency within 30 days.

1.

Esthetics Plus, Inc. (“EP”) is a ~~: A~~ distributor to the beauty market  and is the only distributor with a formal agreement with the Company dated February 1, 2005 (Exhibit 4.h.). EP has exclusive distribution rights in the beauty industry across Canada, except that the agreement is not exclusive within the province of BC. The material terms of the agreement between the Company and EP are described below under “Item 10.C. Material Contracts” .. ~~with a contract that renews on an annual basis. Either party can terminate the contract on 60 days notice or with 30 days notice for any breach of the contract if the breach is not rectified within the 30 day notice period,~~

2.

Sinclair Dental Limited is a ~~:  A~~ distributor to the dental market and has been a customer of ~~API and~~  the Company for nearly 4 ~~7~~ years.

3.

Product Distribution Centre (“PDC”) is a ~~:  A~~ Crown Corporation of the Province of British Columbia, Canada ,  ~~and~~ a distributor to the first responder market and has been a customer of the Company for nearly 4 years .

4.

The Stevens Company Limited is a ~~: A~~ distributor to the scientific and medical markets and a customer of ~~API and~~  the Company for nearly 4 ~~7~~ years.

5.

VWR International is a ~~: A~~ distributor to the laboratory market and has been a customer of ~~API.~~ the Company  for nearly 4 years.

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

On January 12, 2005 the Company entered into a license agreement with Sirona.  Under this agreement, the Company can choose to transfer the rights to certain therapeutic applications of its T36® Disinfectant to Sirona if financing is directed into Sirona rather then into the Company. The Company will retain ownership of the technologies if Sirona undertakes any financing and completes the patenting and registration of any therapeutic products developed and based on the T36® Disinfectant. At the present time, Sirona is an inactive company, but is in a position to become active if Sirona secures investment funding in the future. If such an investment is not made directly into Sirona, it will remain inactive or may undertake unrelated business activities.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

4.D. Property, Plant and Equipment

The Company has executive offices at 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 which consist of 1,975 square feet. The Company leases its offices on a month-by-month basis at CDN$ 2,401.98 per month (see Exhibit 4. ~~D~~ d . for original lease agreement).

The Company contracts out its manufacturing and has no present intention of leasing or acquiring manufacturing facilities (see Exhibit 4. ~~B~~ b . for production contract with Norwood Packaging Ltd.).

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Some seasonality is observed with sales slowing down in the summer and over the Christmas period. No other factors seem to significantly affect sales on a quarterly basis. No new competitors have appeared in the market nor have any withdrawn from the market. Company Average Monthly Sales for the year ended June 30, 2007 were $ 21,353 compared to $18,632 per month for the year ended June 30, 2006 and $19,939 per month for the year ended June 30, 2005 . The 7% drop in average sales in 2006 compared to 2005 was likely due to the timing of purchases by customers and the 15% increase in average sales per month ~~over~~  in 2007 compared to 2006 was likely due to the timing of purchases and the addition of a Hand Sanitizer to the product line.

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

Advertising and Promotion

Advertising and promotion costs for the year ended June 30, 2007 were $12,766 compared to $12,169 and $27,685 for the year ended June 30, 2006 and 2005, respectively. Costs in this category were reduced significantly as the Company did not allocate as ~~much~~  many resources to advertising in 2006 and 2007 as in the 2005 fiscal year ~~s~~ ..  The Company has put new efforts into attracting new customers by providing lectures, sending samples of T36® Disinfectant and literature to potential new customers and distributors rather than paying for journal advertising .

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

Conferences

Expenses for conferences were $12,035 for the year ended June, 2005 due to the Company’s representatives attending trade shows for purposes of marketing the Company’s products ~~,~~  ..   ~~$666 for the year ended June, 2006 and $20 for the year ended June, 2007~~ .. These expenses dropped dramatically to $666 for the year ended June, 2006 and $20 for the year ended June, 2007 because the Company’s management made the decision that the return from attending the conferences was not sufficient. ~~were based on the need to attend trade shows for purposes of marketing the Company’s products~~ ..

Consulting & Management Services Fees

Consulting fees for the year ended June 30, 2007 were $308,600 as compared to $183,218, and $210,561 for the year ended June 30, 2006, and 2005 respectively.  The consulting fees primarily represent remuneration for management services provided to the Company by management services companies controlled by the Company’s President, Terrance Owen; its CFO and Peter Chen. The consulting fees were higher for the fiscal year ended June 30, 2007 because   of increased product registration activities compared to 2005 and 2006 and ~~of~~  $82,000 of stock-based compensation expenses being recognized in ~~this category~~ 2007 from the issuance of 3,530,000 stock options to consultants officers, directors and employees in 2007 ~~.~~ compared to 300,000 options granted in 2005 and no options granted in 2006 ..

Filing Fees

Filing fees were $21,544 for the year ended June, 2005, $22,834 for the year ended June, 2006 and $24,570 for the year ended June, 2007 due to the need for the Company to pay the regulatory bodies for such matters as the completion of private placements, the issuance of options, the filing of financial documents and the payment of annual listing fees.

Investor Relations

Investor relations costs were $90,779 for the year ended June 30 , 2005, decreased to $52,808 for the year ended June 30 , 2006 due to fewer investor relations activities taking place and increased again to ~~, and~~ $65,039 for the year ended June 30 , 2007 ~~. Expenses were higher for the year ended June, 2006 compared to the year ended June, 2005because~~ due to the Company ~~retained~~  retaining Rhone Alternative Marketing Partners (“RAMP”) to raise funds in Europe ~~to undertake~~ for the testing and registration of the topical therapeutic applications of ~~ALDA~~ the Compa ny ’s T36® technology.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Office and Miscellaneous

Office and Miscellaneous expenses were $30,426 for the year ended June, 2005, $25,450 for the year ended June, 2006 and $24,008 for the year ended June, 2007 due to the need for the Company to undertake sales of its acquired product and to maintain its administrative functions for day-to-day operations. Office and miscellaneous expenses have steadily declined due to greater efficiency and fewer purchases of office supplies after the initial need to stock up on such supplies.

Product Development and Product Registration

Costs in these two categories are combined for purposes of this discussion. Costs in this category were $54,293 for the year ended June, 2005 and $18,377 for June 30, 2006.  In 2007, total costs incurred in this category were $42,617 and capitalized under patent application and development costs. Patent costs incurred during the year were capitalized with an amortization period of 20 years rather than expensed.  A new category has been added to the Balance Sheet to reflect this change in accounting practices.  Costs in this category include the fees paid to the regulatory consultants in Canada and the US to pursue the registration of the Company’s products in the United Kingdom and the United States. Costs spent on laboratory testing and intellectual property protection are also included in this category. Product registration refers to the registration of the Company’s products with Health Canada and to the patenting activities undertaken by the Company. The level of these activities varies from year to year as funds become available from external sources and may not be consisten t.

Rent

Rent was $25,265 for the year ended June, 2005, $30,912 for the year ended June, 2006 and $28,371 for the year ended June, 2007.

Travel

Travel expenses were, $4,512 for the year ended June, 2005, $3,252 for the year ended June, 2006 and $10,259 for the year ended June, 2007 .. The travel expenses were higher in 2007 due to the President & CEO of the Company attending meetings arranged by RAMP in Europe for the purpose of raising funds ..  ~~due to the need for the Company to attend conferences to achieve sales of its products~~ ..

Wages and Benefits

Wages and benefits were $97,389 for the year ended June, 2005, $75,903 for the year ended June, 2006 and $116,633 for the year ended June, 2007. Costs in this category include the wages paid for accounting and administrative assistance.  Expenses were higher for the year ended June, 2007 because of the stock-based compensation expense of $62,500 as result of 3,530,000 stock options to consultants officers, directors and employees .. ~~.~~

Loss from Operations

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Other Income (Loss)

Under this category, the impairment loss on intangible assets and the loss on legal settlement have been described elsewhere.

5.B. Liquidity and capital resources

The Company had working capital of approximately $627,730 as of June 30, 2007.  As described  ~~in ITEM 4.B. Plan of Operations~~ below , the Company believes that it requires $337,270 in additional working capital to complete its planned business activities over the 18 month period ending ~~with the end of its Fiscal 2008~~  on December 31, 2008.

Source of Funds for Fiscal 2008 and for Fiscal 2009

The Company’s primary source of funds since incorporation has been and continues to be through the issuance of common shares since sales revenues are not yet rising. As of June 30, 2007, the Company had a deficit of $2,603,791 ..

Use of Funds for Fiscal 2008/2009

For the 18 months ending December 31, 2008 the Company estimates that it will require the following to fund planned operations :

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company expects to spend approximately $100,000 on research and development of its products in Fiscal 2008 in total.  Some of these funds will, it is anticipated, by expended in preparing submissions to the FDA and the EPA under the Phigenics, LLC contract (see Exhibit 4. ~~A~~ a ..) which provides that Phigenics will seek FDA and EPA approval of the Company’s products.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

o

Terrance Owen – President, CEO and Director:  President & Chief Executive Officer of Duft Biotech since May 2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, from December 1980 to April 2002; President of Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, from July 1995 to June 1998. Since September, 2002, Secretary of Bi-optic Ventures Inc. a company listed on the ~~TSX-~~ TSX Venture Exchange and since  September, 2006, a Director of Bi-Optic Ventures Inc.

o

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

o

Eugene Hodgson – Director:  Received a Bachelor of Arts degree from the University of Calgary in 1978; Director, Corporate Development, Intrawest Corporation, 1990-1996. President of E.A. Hodgson & Associates, a private management consulting firm, since 1996; Vice President Western Region of Corpfinance International Ltd., a firm that provides specialized term financing to mid-sized and large companies since December, 2006; Director of the publicly-traded companies Timmins Gold Corp. since , Grandfield Pacific Inc. since 2005; Vice President of Sea Breeze Power Inc. from 2003-2007, co-founder of the "Families for School Seismic Safety" in B.C. in 2004, Director of the Independent Power Producers of B.C. since 2006; Director of the Vancouver Board of Trade from 1995 to 1997,President of the Quadra Liberal Riding Association since 2007 and Area Commissioner, Scouts Canada-Pacific Spirit Area since 2007.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

o

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

o

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

o

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2007 and previous years are detailed in Table No. 7 below:

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

_____________________________________________________________________________________

Table No. 8

Stock Option Grants to directors and officers in Fiscal 2006 Ended June 30, 2006 and Fiscal 2007 Ended June 30, 2007

_____________________________________________________________________________________

Name	Number of Options Granted	% Of Total Options Granted  ~~on~~	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Terrance Owen	250,000 300,000	7.34% 8.88%	$0.10 $0.12	08/02/2006 05/ ~~03~~ 04 /2007	08/02/2008 05/03/2009	$5,000 $21,000
Peter Chen	250,000 300,000	7.34% 8.88%	$0.10 $0.12	08/02/2006 05/ ~~03~~ 04 /2007	08/02/2008 05/03/2009	$5,000 $21,000
Linda Allison	150,000 200,000	4.44% 5.92%	$0.10 $0.12	08/02/2006 05/ ~~03~~ 04 /2007	08/02/2008 05/03/2009	$3,000 $14,000
William McCoy	50,000 200,000	1.48% 5.92%	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009	$1,000 $14,000
Eugene Hodgson	50,000 200,000	1.48% 5.92%	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009	$1,000 $14,000
Ron Zokol	150,000 50,000	4.44% 1.48%	$0.10 $0.12	08/02/2006 05/ ~~03~~ 04 /2007	08/02/2008 05/03/2009	$3,000 $3,500

_____________________________________________________________________________________

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

The following table gives certain information concerning stock option exercises during Fiscal 2007 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Terrance Owen	250,000	13,750	$ 9,000 /$0
William McCoy	0	0	$ 10,500 /$0
Peter Chen	250,000	10,675	$ 9,000 /$0
Ron Zokol	0	0	$ 9,000 /$0
Linda Allison	150,000	8,250	$ 6,000 /$0
Eugene Hodgson	0	0	$ 10,500 /$0

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

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

6.E.  Share Ownership

Table No. 10 lists, as of June 30, 2007, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

_____________________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options exercisable in 60 days
Common	Terrance Owen (2)	1, ~~486~~ 514 ,000	4. ~~62~~ 70%	300,000
Common	Linda Allison	25,063	0.08%	200,000
Common	Peter Chen	137,500	0.43%	300,000
Common	Eugene Hodgson	0	0.00%	250,000
Common	Ronald Zokol	205,748	0.64%	200,000
Common	William McCoy	0	0.00%	250,000
	Total Directors/Management	1, ~~854~~ 882 ,311	5. ~~76~~ 85%	1,500,000

 (1) Based on 32,192,404 outstanding as of June 30, 2007

 (2) Includes ~~24~~ 64 ,000 shares owned by Patricia Genereaux, the spouse of Terrance Owen

_____________________________________________________________________________________

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan is included with this document as Exhibit 4. ~~E~~ e .) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of June 30, 20 07, as well as the number of options granted to them.  There are outstanding stock options granted to consultants, scientific advisors and investor relations.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 11

Stock Options Outstanding

________________________________________________________________________________

	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	300,000	$0.12	05/ ~~03~~ 04 /2007	05/03/2009
Peter Chen	300,000	$0.12	05/ ~~03~~ 04 /2007	05/03/2009
Linda Allison	200,000	$0.12	05/ ~~03~~ 04 /2007	05/03/2009
Eric Lam	100,000 100,000	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009
Eugene Hodgson	50,000 200,000	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009
William F. McCoy	50,000 200,000	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009
Ron Zokol	150,000 50,000	$0.10 $0.12	08/02/2006 05/ ~~03~~ 04 /2007	08/02/2008 05/03/2009
TOTAL	1,700,000
Allan Shapiro	300,000	$0.12	05/ ~~03~~ 04 /2007	05/03/2009
Brian Conway	40,000	$0.10	08/02/2006	08/02/2008
Mike Wilby	40,000	$0.10	08/02/2006	08/02/2008
Freeform Communications	100,000	$0.10	08/02/2006	08/02/2008
John Mooney	300,000	$0.10	08/02/2006	08/02/2011
Total Consultants, scientific advisors and Investor relations	780,000
Total Outstanding	2,480,000

________________________________________________________________________________

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2007 , ~~to the best of the Company’s knowledge, no parties have ownership of 5% or greater of the Company’s common shares, a~~ a ll ~~of which~~ shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3., only Allan Shapiro has restrictions on the voting rights of his shares .. ~~:~~

Name	Number of Common Shares and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2007)	Options exercisable in 60 days
2007 Allan Shapiro(1)	4,269,192 ~~N/A~~	~~N/A~~ 13.26%	~~N/A~~ 1,650,00
Terrance Owen(2)	2,589,000	8.04%	1,075,000

(1) Shares held by Allan Shapiro include 98,356 shares held by his spouse, Margaret Shapiro.

(2) Shares held by Terrance Owen include 64,000 shares held by his spouse, Patricia Genereaux.

The share ownership of both Allan Shapiro and Terrance Owen increased compared to 2005 and 2006 due to the issuance of 300,000 options each to both individuals during the 2007 fiscal year and the acquisition of 775,000 warrants by Terrance Owen and 1,650,000 warrants by Allan Shapiro pursuant to the private placement completed on June 7, 2007 ..

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

7.A.1.a.  Holdings By Major Shareholders.  Refer to ITEM #6.E and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights ~~.~~ except as described in the Voting Agreement (Exhibit 3.a.) which is disclosed in Section 4.A., “History and Development of the Company ..

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

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

7.B.  Related Party Transactions

During the 2007 year, the Company incurred consulting fees of $120,000 (2006: $120,000; 2005: $134,000 ~~; 2004: $133,001~~ ) to companies controlled by Terrance Owen, President & CEO and Peter Chen, CFO, both ~~d~~ D irectors   of the Company.

During the 2007 year, the Company incurred premises rent of $28,371 (2006: $$30,912; 2005: $25,265 ~~; 2004: $21,562~~ ) to a company controlled by Terrance Owen, President & CEO and a director   of the Company.

As at June 30, 2007, ~~included in~~ of the $293,600 Subscriptions ~~r~~ R eceivable ( 2006: $nil; 2005: $nil) for the private placement that closed on June 7, 2007, ~~were $105,000 (2006: $nil; 2005: $nil; 2004: $nil) owing by directors of the Company~~ $55,000 (2006: $nil; 2005: $nil) was owing from Terrance Owen, President & CEO and $50,000 (2006: $nil; 2005: $nil) from Linda Allison, both Directors of the Company. Subsequent to the year ended June 30, 2007, both amounts were paid in full ..

The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see “ 10.C. Material Contracts” for a summary of the agreement and Exhibit 4. ~~A~~ a . for details of the ~~Company’s contract~~  agreement ~~with Phigenics~~ ). William McCoy, a Director of the Company , is the Chief Technical Officer of Phigenics.

 ~~Phigenics will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate to:~~

~~1.~~

~~Assist the Company with the registration (“The Registration”) of T36® Disinfectant with the US Environmental Protection Agency (“EPA”),~~

~~2.~~

~~Work with the Company to develop new formulations of  T36® Disinfectant, and~~

~~3.~~

~~Develop sales and distribution channels in the US,~~

~~The Company will:~~

~~1.~~

~~Provide up to $32,000 (US) for registration fees,~~

~~2.~~

~~Provide a royalty of a royalty on Net Sales (gross sales less refunds and returns) of  T36® Disinfectant in the US starting 90 days after the Registration is achieved, as follows:~~

~~7% for the first year up to 150% of Phigenic's contribution in kind has been repaid and then 5% for the remainder of the first year.~~

~~5% for the second year.~~

~~4% for the third year.~~

~~3% for the fourth year.~~

~~2% for the fifth year.~~

~~1% for the sixth and seventh years.~~

~~Provide a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.~~

~~Neither the term nor the termination provisions of the agreement are defined.~~

On January 1, 2004 the Company advanced $7,998 to API (now named 513947 BC Ltd. and controlled by Allan Shapiro ) at an interest rate of 8% per annum and secured by 40,000 shares of the Company owned by API. On September 30, 2005, API repaid $7,000 to the Company.  At December 31, 2005, the Company received repayment of the remaining balance of $988. Interest of $1,137.31 was also paid on December 31, 2005.

Other than as disclosed above, there were no related party transactions of the Company for the previous three fiscal years except that during the 2006 fiscal year, the Company incurred consulting fees of $60,000 (2005: $70,000) to Allan Shapiro, a major shareholder of the Company.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of HLB Cinnamon Jang Willoughby, Charted Accountants (former auditor, Berris Mangan, Chartered Accountants), are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2006/2007 ended June 30, 2007 and Fiscal 2005/2006 ended June 30, 2007 ..

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation, other than as described below:

On May 14, 2004, the Company announced that certain documents which had been published and disseminated by CIBRON Corporation, a company which had been retained by the Company as a   manufacturers representative, together with presentation materials presented at a conference by a consultant to the Company contained certain comparisons and information with respect to the safety and efficacy of products manufactured and sold by Virox Technologies Inc. that were untrue, and potentially misleading in the context in which they were presented. On June 14, 2004, the Company received a release from Virox Technologies, Inc. and paid an amount of $10,000 to settle a legal claim made by Virox Technologies, Inc. Subsequently On June 18, 2004, the management of the Company discovered that Virox had posted damaging, misleading, libelous and possibly fraudulent statements on Virox’s website about the Company. The Company also suspected that Virox had infringed on the Company’s trademark and copyright. The Company filed an action (No. S043563) for defamation in the Vancouver Court Registry of the Province of British Columbia on June 25, 2004., naming the defendants as Virox Technologies Inc. and one of its principals, Randy Pilon. This claim was settled effective July 12, 2006, by an agreement under which the Company received an amount of $15,000 from the competitor. The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended June 30, 2007.

..  ~~No trial date has been set for this action as of yet.  The Company has filed an offer for settlement for Cdn $10,000 plus costs which is outstanding.~~

Prior to the completion of the Qualifying Transaction, a company, JohnsonDiversey Inc., opposed a trademark application made in Canada by API and commenced legal proceedings during 2003 claiming damages in respect to alleged infringement of trademark. API had filed a Statement of Defence prior to the completion of the Qualifying Transaction. The Statement of Claim was subsequently amended to add the Company as a defendant in the action. On May 23, 2005, the Company entered into a settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred on May 30, 2005. The proceeds of the settlement, net of associated costs, as well as the costs associated with establishment of a new trademark, are recognized for accounting purposes in the 2006 year, when the Company's obligations under the settlement agreement are fulfilled. The Company has since renamed its lead product and it is now referred to as “T36® Disinfectant”

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

----No Disclosure Required----

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Sale - Canadian Dollars

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2006	Private Placement @$0.05 Private Placement @$0.05	3,916,000 1,100,000	$195,800 $55,000
Fiscal 2007	Private Placement @$0.05 Private Placement @$0.10	1,430,000 8,000,000	$71,500 $800,000

(1) At June 30, 2007, there were no common shares held in escrow, During the 2007 year, 733,163 common shares were released from escrow (2006: 1,466,324; 2005: 1,466,318)

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

~~ALDA~~ The Company ’s corporate constituting documents comprising the Notice of Articles and Articles are registered with the British Columbia Registrar of Companies under Incorporation No. BC0607937.  A copy of the Articles was filed as an E ~~e~~ xhibit 1 with ~~ALDA~~ the Company ’s initial registration statement on Form 20-F.

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

No Limitation on Foreign Ownership

There are no limitations under ~~ALDA~~ the Company ’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares  ~~(See also “*”).~~ ..

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if ~~ALDA~~ the Company is, or would thereby become, insolvent.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Voting Rights

Each ~~ALDA~~ of the Company’s common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes.  There are no cumulative voting rights applicable to ~~ALDA~~ the Company .

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

Directors – Number and Qualification

~~ALDA~~ The Company ’s Articles do not specify a maximum number of directors.  The minimum under British Columbia law for a public company is three.  The number of directors shall be the number of directors fixed by the directors annually or the number that are actually elected at a general shareholders meeting under the Existing Articles. The number of directors is determined, annually, by shareholders at the annual shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders’ meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years. There are residency requirements and there is no mandatory retirement age either under the Articles or under the BCA.  Directors need not own any shares of ~~ALDA~~ the Company in order to qualify as directors.

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest.  Directors’ compensation is not a matter on which they must abstain.  Directors’ borrowing powers are not generally restricted where the borrowing is in ~~ALDA~~ the Company ’s best interests, but the directors may not authorize ~~ALDA~~ the Company to provide financial assistance for any reason where ~~ALDA~~ the Company is insolvent or the providing of the guarantee would render it insolvent.

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

Certain corporate changes or proposed transactions including amalgamation with another company, sale of substantially all of ~~ALDA~~ the Company ’s assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require the consent of the holders of common shares by a special separate resolution but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and ~~ALDA~~ the Company elects to proceed with the matter notwithstanding receipt of dissent notices.  A notice of a shareholders meeting at which such a change or proposed transaction is intended to be considered must include a prominent notice of the dissent right.  Dissent provisions are governed by the BCA and not by the Articles of ~~ALDA~~ the Company .

Under the Articles, a special separate resolution requires a majority of three-quarters of the votes cast.

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.  Shareholders meetings are governed by the Articles of ~~ALDA~~ the Company but many important protections and procedures are contained within the BCA and the Securities Act (British Columbia) and the Securities Act (Alberta) and the respective regulations and rules thereto and the policy statements, notices and blanket orders of the respective commissions of each of British Columbia and Alberta, together with the national policy statements, and national instruments applied by the such commissions (collectively, “Applicable Canadian Securities Law”).  The Articles provide that ~~ALDA~~ the Company will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting.  The BCA and Applicable Canadian Securities Law superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that ~~ALDA~~ the Company makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by Applicable Canadian Securities Law and includes the specifies relating to disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.   ~~ALDA~~ The Company must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are dated no more than six months prior to such meeting.

Change in Control

~~ALDA~~ The Company has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. ~~ALDA~~ the Company does not have any agreements which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in ~~ALDA~~ the Company ’s material agreements giving special rights to any person on a change in control.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Insider Share Ownership Reporting

The Articles of ~~ALDA~~ the Company do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to ~~ALDA~~ the Company ’s shareholders.  There are no requirements under the BCA to report ownership of shares of ~~ALDA~~ the Company but Applicable Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Applicable Canadian Securities Law

Applicable Canadian Securities Law governs matters typically pertaining to public companies such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters.  All ~~ALDA~~ of the Company’s shareholders regardless of residence have equal rights under this legislation except as provided for in the Voting Agreement (Exhibit 3.a.) .

10.C.  Material Contracts

Linns (Exhibit 4.f.)

The Company assigned a five year licensing and distribution agreement with Linns Corporation Sdn Bhd (“Linns”) (see Exhibit 4.f.) with an effective date of August 1, 2004.  “The Territory” is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, subject to Linns submitting the required applications required for regulatory approval of T36® Disinfectant in each part of the Territory. As of June 30, 2007, no registrations or sales have occurred through Linns and the Company considers the agreement to be inactive. The Company is no longer pursuing any registrations either directly or through agents, except in China through He-Yi , as noted below and in Exhibit 4.g.

Esthetics Plus (Exhibit 4.h.)

The material terms of the Agreement between the Company and Esthetics Plus (“EP”), dated February 1st, 2005, are as follows. The Company appointed EP as its exclusive distributor to the beauty industry throughout all the provinces and territories within Canada except for the province of British Columbia, in which the distributorship is non-exclusive (“the Territory”). The initial term is three years. Thereafter, the Agreement is automatically renewed on each anniversary date for another year unless either party provides the other with written notice, not later than one hundred twenty (120) days prior to the expiration of the term still in effect, of its desire to end the Agreement upon the expiration of the term. In the event that the Company chooses to terminate the Agreement at any time, other than for cause, the Company  will repurchase, within thirty days, all unsold Products in EP’s inventory sold to EP by the Company in the previous six  months period at EP’S original cost from the Company, plus 10% of the value of the last 6 months product purchased to compensate EP for efforts promoting the Company Products in the Territory, financing costs and inventory warehousing. The agreement is still in effect and in good standing.

EP shall use its best efforts to promote the sale of the products, refrain from the sale or distribution of any competing products, stay within the Territory, unless agreed to by the Company in writing; actively prospect the Territory, undertake marketing activities such as exhibitions, conventions, advertising, training and teaching, supply the Company with all market information, comply with all legal requirements relating to the storage, promotion and sale of the products, refrain from using the Company’s name or trademarks except as needed to identify EP as a distributor of the Company and respect the confidential nature of the Company’s intellectual property and technical information.

The Company shall promptly deliver products to EP, refrain from selling any products to the beauty industry in the Territory, refer to EP all leads, prospects, and potential purchasers in the  beauty industry, provide EP with reasonable quantities of marketing materials, provide training in the use and application of the Company’s products, provide suitably qualified representatives to assist in the marketing of the products and warranty the products that are purchased by EP.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

The Company and EP indemnify each other against harm caused to either one by the actions of the other.

All product shipments are made FOB from the Company’s or EP’s shipper and title passes to EP upon the Company’s or EP’s carrier taking delivery of the product from the shipper.  The Company may prepay all costs of transportation and insurance and EP reimburses the Company for such expenses.

EP has agreed to minimum sales levels that are confidential.

The payment terms for products delivered to EP by the Company are net cash in Canadian currency within 35 days  with interest at a rate of 2% per month charged on late payments.

The exclusivity of the Agreement may be terminated EP fails to pay the Company according to the terms of the agreement and fails to correct the default within 30 days of receiving written notice from the Company  that the exclusivity will be terminated or if EP fails to meet the minimum sales obligations.

The Company may terminate the exclusivity of this agreement if EP fails to pay for orders from the Company according to the terms of this agreement, upon giving EP at least 30 days written notice of the failure and its intention to terminate the exclusivity.  If EP cures the failure within thirty (30) days after receiving such notice, then EP's exclusivity shall not terminate. In the event EP's exclusivity terminates in accordance with the provisions above and as long as EP is not in default of any other provision of this Agreement, then this Agreement shall continue in full effect except that EP's rights shall not be exclusive within the Territory. The Company may terminate the exclusivity of this agreement if EP fails to meet the minimum sales goals, upon giving EP at least 30 days written notice of failure and its intention to terminate exclusivity.  IF EP cures the failure within 30 days after receiving such notice, then EP’s exclusivity shall not terminate.

This Agreement may be terminated by either party if the other is in default in the performance of any material obligation under the Agreement and fails to cures any such default within 30 days after receiving notice of the default or immediately upon either party’s cessation of business, dissolution, insolvency, bankruptcy, general assignment for the benefit of creditors, or filing of any petition in bankruptcy or for relief under the provisions of applicable bankruptcy laws.

Phigenics ( Exhibit 4.a.) :

On August 9, 2005 the Company signed an agreement ~~(the “Phigenics Agreement”)~~ appointing Phigenics, LLC to manage the registration of its products with the EPA Registration and assist with U.S. sales. Dr. William F. McCoy, Director is the Chief Technical Officer of Phigenics LLC.   ~~See Exhibit 4.A.~~

  Under the terms of the agreement, Phigenics LLC will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate  ~~to:~~ ..

~~Assist the Company with the registration (“The Registration”) of T36® Disinfectant with the US Environmental Protection Agency (“EPA”),~~

~~Work with the Company to develop new formulations of T36® Disinfectant, and~~

~~Develop sales and distribution channels in the US,~~ ..

The Company will: provide up to $32,000 (US) for registration fees and pay royalties to Phigenics LLC ranging from 7% in the first year to 1% in the 6th and 7th years and a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year. Neither the term nor the termination provisions of the agreement are defined.

~~Provide up to $32,000 (US) for registration fees,~~

~~1.~~

~~A royalty of a royalty on Net Sales (gross sales less refunds and returns) of  T36® Disinfectant in the US starting 90 days after the Registration is achieved, as follows:~~

~~7% for the first year up to 150% of Phigenics contribution in kind has been repaid and then 5% for the remainder of the first year.~~

~~5% for the second year.~~

~~4% for the third year.~~

~~3%  for the fourth year.~~

~~2% for the fifth year.~~

~~1% for the sixth and seventh years.~~

~~2.~~

~~A finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year.~~

~~Neither the term nor the termination provisions of the agreement are defined.~~

Norwood: (Exhibit 4.b ..)

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

~~Fuzhou:  In May 25, 2007, the Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China, was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China. On August 31, 2006, He-Yi received its certificate of  approval from the Fujian Centre of  Disease Control for T36® Disinfectant after passing all of the required tests. This certificate allowed He-Yi to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. Approval for the manufacturing of T36® Disinfectant was obtained from  the Ministry of Health in The People’s Republic of China. On April 19, 2007, a manufacturing certificate (Certificate of Approval (Health ID. No. 0109) was granted to He-Yi for a period of four years from April 19, 2007 to April 18, 2011 and is renewable by filing an application for renewal 6 months before the expiry date.~~

~~The agreement with He-Yi provides that, ALDA will provide He-Yi with all information that ALDA has at its disposal to assist with the registration of ALDA’s products in China, He-Yi will be responsible for procuring all necessary government approvals for ALDA’s products within 6 months from the time all technical data to support the application is provided by ALDA, quarterly reports on the progress of the approvals will be provided to ALDA by He-Yi, an extension may be requested by He-Yi to procure all necessary government approvals and may not be unreasonably refused by ALDA for recurring periods of 3 months if:~~

~~He-Yi is employing its best efforts in obtaining the registration of the ALDA products in China and is providing quarterly reports as required or more time is required by ALDA Pharmaceuticals Corp. to obtain information required by He-Yi.~~

~~ALDA Pharmaceuticals Corp. will provide He-Yi with the specifications required for He-Yi to provide a manufacturing facility suitable for the manufacturing of ALDA’s products.~~

~~He-Yi will provide a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products subject to He-Yi employing its best efforts to obtain the space, materials and equipment specified by ALDA and He-Yi will have the right to distribute ALDA’s products in China subject to ALDA’s approval of each distributorship.~~

~~The Agreement is effective until April 18, 2011 (“the Initial Term”).  Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, (“the Renewals”) provided that ALDA and He-Yi have each met all of their obligations under the Agreement and provided that He-Yi is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109) that has been granted by the Ministry of Health of the People’s Republic of China and expires on April 18, 2011. Any Renewals will reflect current market conditions in the territory served by He-Yi at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate.~~

~~For the first 3 years after production is started by He-Yi and within 6 months after production is started by He-Yi, ALDA and He-Yi will establish minimum sales levels and, thereafter, after each new distributorship is established.~~

~~He-Yi will pay ALDA a royalty, based on the gross revenues received by He-Yi for all of ALDA’s products sold in China as follows:~~

~~•~~

~~5% during the first and second year after production is started by He-Yi,~~

~~•~~

~~8% during the third year,~~

~~•~~

~~6% after a doubling of sales over the sales achieved in the second year has occurred.~~

~~•~~

~~He-Yi will pay ALDA a 10% royalty based on the gross revenues received by He-Yi for all of ALDA’s products sold by He-Yi outside of China.~~

~~•~~

~~All royalties will be paid monthly within 30 days after each month end.~~

~~ALDA, at ALDA’s discretion, will have the right to buy product from He-Yi.~~

~~At the request of ALDA and with the authorization of ALDA, He-Yi agrees to direct ship ALDA’s products for ALDA, at ALDA’s expense, to anywhere in the world.~~

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

He-Yi (Exhibit 4.g.)

On May 25, 2007, the Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China (Exhibit 4.c.), was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China (Exhibit 4.g.).

The agreement with He-Yi provides that:

•

the Company will:

•

 provide He-Yi with all information that ALDA has at its disposal to assist with the registration of the Company’s products in China,

•

provide He-Yi with the specifications required for He-Yi to provide a manufacturing facility.

•

He-Yi will:

•

 procure all necessary government approvals for the Company’s products,

•

provide quarterly reports on the progress of the approvals to the Company with extensions to be granted by the Company if He-Yi is employing its best efforts to achieve registrations

•

provide a manufacturing facility according to the specifications provided by the Company

•

distribute the Company’s products in China, subject to the Company’s approval of each distributorship and

•

sell its products to the Company as requested by the Company and

•

ship products to customers of the Company located in other countries.

The Agreement is effective until April 18, 2011 (“the Initial Term”).  Upon expiration of the Initial Term, the Agreement may be renewed periods of time equal to the renewal times for the Certificate of Approval provided that the Company and He-Yi have each met all of their obligations.

Six months after production starts and for period of three years, the Company and He-Yi will establish minimum sales levels and, thereafter, after each new distributorship is established.

He-Yi will pay the Company royalties based on the gross revenues received by He-Yi for all of the Company’s products sold in China equal to 5% during Years 1 and 2, 8% during Year 3 and 6% after the sales achieved in Year 2 are doubled and 10% for sales outside of China.

~~Linns:  The Company has a 5 year licensing and distribution agreement with Linns Corporation Sdn Bhd (“Linns”) (see Exhibit 4.F.) with an effective date of August 1, 2004.  “The Territory” is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand, Vietnam, subject to Linns submitting the required applications required for regulatory approval of T36® Disinfectant in each part of the Territory.~~

~~Registration of T36® Disinfectant in Malaysia is being left to the discretion of the Linns because the Company is not knowledgeable about the registration requirements of jurisdictions outside of North America. On the Company’s behalf, Linns submitted its T36® Disinfectant to the National Pharmaceutical Control Bureau, Ministry of Health, Malaysia and received approval in January of 2005 to sell T36® Disinfectant as a disinfectant, disinfectant cleaner sanitizer and deodorizer in Malaysia. However, because the T36 Disinfectant could be flammable, the Company needs approval from Malaysia’s Department of Fire & Rescue before T36® Disinfectant can be stored at Linn’s warehouse.  This approval has not yet been obtained.~~

~~Linns is obliged to meet minimum sales levels that are mutually agreed upon by Linns and the Company and to purchase T36® Disinfectant from the Company. Linns has a Right of First Refusal to manufacture T36® Disinfectant for the Territory. If Linns meets the minimum sales obligations, the agreement is renewable for an additional 5 years.~~

~~The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement and any form of insolvency on the part of Linns or the Company.~~

10.D.  Exchange Controls

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

10.G.  Statement by Experts

The Company’s auditor for its financial statements for fiscal year ended 2007 was HLB Cinnamon Jang Willoughby, Chartered Accountants.   ~~For the preceding two years the auditor was Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants).~~   Their audit report for Fiscal 2006/2007 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit. For the preceding two years the auditor was Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants).  Their audit report for Fiscal 2005/2006 is included below ..

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities

 --- No Disclosure Necessary ---

12.B.  Warrants and Rights

 --- No Disclosure Necessary ---

12.C.  Other Securities

 --- No Disclosure Necessary ---

12.D.  American Depository Shares

 -- No Disclosure Necessary ---

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT S ~~’~~

Linda Allison, Eugene Hodgson and Peter Chen are members of the Company’s Audit Committee. Linda Allison and Eugene Hodgson are considered “independent” and all three members are considered “financially literate”, as those terms are defined in applicable securities legislation.

Dr. Allison received a BSc (Honours) from Simon Fraser University, Vancouver, BC, Canada in 1969, a MSc from the University of London, UK and a Diploma of Imperial College (DIC) from the Imperial College of Science and Technology, London, UK in 1972.  She received her PhD from Simon Fraser University in 1978 based on research in the areas of neurophysiology, molecular biology and biophysics.  From 1980 to 1995, she was President of Groberman Computer Engineering Ltd., a computer technology company developing custom systems for scientific and industrial applications. In 1985, she founded Snowdon & Associates Management Consultants Ltd., a management consulting company that provides professional services to medical device, biotechnology, pharmaceutical, and high technology companies. From 1992 to 1998, Dr. Allison worked in the corporate finance departments of two investment banking and brokerage firms, during which time she assisted the financing of biomedical and high technology companies in both North America and Europe. From 1998 to 2001, she was President & CEO of Ondine Biopharma Corp., a biomedical company developing photo-activated drugs. From 2000 to 2001, she was the President & CEO of Genesis Bioventures Inc., a biomedical holding company that invested in companies developing novel diagnostics and therapeutics in the areas of cancer and neurological disorders. From 2003 to 2005, she served as President & CEO and a Director of MDX Medical Inc., a biomedical company developing medical imaging technologies for the improved diagnosis and treatment of cancer. From 2006 to present, she has been on the ForeFront Committee of the Alberta Heritage Foundation for Medical Research.

Eugene Hodgson received a Bachelor of Arts degree from the University of Calgary in 1978. He was Director of Corporate Development for Intrawest Corporation from 1990 till 1996 and has been the President of E.A. Hodgson & Associates, a private management consulting firm, since 1996.  He currently serves as a Vice President Western Region of Corpfinance International Limited., a firm that provides specialized term financing to mid-sized and large companies and is a Director of Timmins Gold Corp., and Grandfield Pacific Inc. all publicly-traded companies.  Mr. Hodgson was previously a CFO and Director of Sea Breeze Power Inc.  He is a co-founder of the "Families for School Seismic Safety" in B.C. and a past Director of the Independent Power Producers of B.C.  He is a former Director of the Vancouver Board of Trade and current Area Commissioner of the Pacific Spirit Area for the Boy Scouts of Canada.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Peter Chen obtained a Diploma in Accounting from Douglas College in 1993. On graduation, he became a self-employed financial consultant. From November 2000 to October 2003, Mr. Chen was the Chief Financial Officer of Prospect Point Exploration & Management Services Ltd., a private company that provides mineral exploration consulting services. He was the President of Canadian Mineral Exploration Managing Consultants Inc., a private company that provides mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, from January 1997 to January 2000 and Chief Financial Officer from February 1994 to January 2000. Mr. Chen is currently a director of the Douglas College Foundation.  Mr. Chen is a founder of the Company and began working with the Company full time in November, 2003.

ITEM 16B. CODE OF ETHICS

The company has not adopted a formal code of ethics because, as a TSX Venture Exchange issuer, the Company is only required have an audit committee. The audit committee is composed of a majority of independent members as discussed above under the heading “Item 16.B. Audit Committee Financial Experts”.

In lieu of a code of ethics, the company has adopted the following methodology with respect to corporate governance.

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for information relating to the Company, including its consolidated subsidiaries. The Company’s management is also responsible for establishing and maintaining adequate internal control over financial reporting.

ALDA’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors.  The Board, at present, is composed of six directors, all of which are considered to be independent except for Mr. Owen and Mr. Chen who are also senior officers.  In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

The Board monitors the ethical conduct of ALDA and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges.  The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board is specifically responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management.  Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals.  The independent directors on the Board are also responsible for approving senior executive compensation and retirement plans.

The Board delegates to management, through the offices of President and Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.  The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Given the relatively static composition of the Board of Directors and the Company’s management over the last several years, the Board has not appointed a corporate governance committee and these functions are currently performed by the Board as a whole.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The following table sets out the aggregate fees billed by Berris Mangan, Chartered Accountants, our external auditor, in each of the last two fiscal years.

Year

Audit Fees

Audit Related Fees(1)

Tax Fees(2)

All Other Fees

2007

$25,000

(91%)

$2,480

(9%)

Nil (0%)

Nil (0%)

2006

$17,500

(68%)

$8,250

(32%)

Nil (0%)

Nil  (0%)

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

(1) Related to assurance and related services that are reasonably related to the performance of the audit and review of our financial statements and not included in the amounts noted under Audit Fees ..

(2) Related to fees billed by our external auditor for professional services rendered for tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee has adopted an Audit Committee Charter (“Exhibit 11”) governing the provision of audit and non-audit services by the external auditor. This charter requires the Audit Committee to:

1.

recommend to the Board of Directors the external auditor to be nominated by the Board of Directors and  the compensation of the external auditor (see 4.1.(a) and (b), Exhibit 11) and

2.

to pre-approve all non-audit services provided by the external auditor (see 4.1.(n), Exhibit 11).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

---Not applicable ---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation , previously filed with the 2005 Form 20F as Exhibit 1 ..
2. Instruments defining the rights of holders of the securities being registered - See Exhibit Number 1

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

3. Voting Trust Agreement ~~s –~~ -  ~~N/A~~ dated November 13, 2003 between API, Allan Shapiro and Michael Wilby and an amendment to the agreement dated November 1, 2004 ..

4.

Material Contracts

a.

Letter of Agreement with Phigenics LLC regarding US registration and distribution of the Company’s products dated July 21, 2005 , previously filed with the 2005 Form 20F as Exhibit 4.a. ;

b.

Production Agreement with Norwood Packaging Ltd. , previously filed with the 2005 Form 20F as Exhibit 4.b .. ;

c.  Product licensing and distribution agreement dated October 26, 2004 with Fuzhou Xinmei Biotech Co. Ltd. , previously filed with the 2005 Form 20F as Exhibit 4.c .. ;

d.

Office Premises Lease Agreement , previously filed with the 2005 Form 20F as Exhibit 4.d .. ;

e.

Stock Option Plan , previously filed with the 2005 Form 20F as Exhibit 4.e. ;

f.

Product licensing and distribution agreement dated August 1, 2004 with Linns Corporation Sdn Bhd of Malaysia , previously filed with the 2005 Form 20F as Exhibit 4.f.;

g.

Product licensing and distribution agreement dated October 26, 2004 with He-Yi She Ye Limited;

h.

Distribution agreement dated February 1, 2005 with Esthetics Plus, Inc,;

i.

Non-competition agreement dated November 13, 2003 with 513947 BC Ltd., Allan Shapiro and Michael Wilby ..

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A (the Company has only one subsidiary , Sirona Therapeutics Corp .. )
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Documents pertaining to the Change of Auditors
11. Audit Committee Charter

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 Telephone: 604-521-8300; Facsimile: 604-521-8322

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended

June 30, 2007 and 2006

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Cinnamon Jang Willoughby & Company Chartered Accountants A Partnership of Incorporated Professionals

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

The consolidated balance sheet as at June 30, 2006, the consolidated statement of operations and deficit, and cash flows for the years ended June 30, 2006 and 2005 were audited by predecessor auditors who expressed an opinion without reservation on these statements in their report dated September 15, 2006.

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

Burnaby, BC, Canada October 17, 2007	''Cinnamon Jang Willoughby & Company'' Chartered Accountants

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Director

         "Peter Chen"

Director

See accompanying notes to the financial statements

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2007	2006	2005
Sales	$ 256,243	$ 223,586	$ 239,271

Cost of Sales	(165,920)	(142,379)	(150,075)

Gross Profit	90,323	81,207	89,196

General & Administration Expenses

Advertising and Promotion	12,766	12,169	27,685
Amortization – Furniture and Equipment	8,350	8,281	8,217
– Patent Application and Development Costs	2,131	-	-
– Intangible Assets	5,800	-	-
Conference	20	666	12,035
Consulting	308,600	183,218	210,561
Dues and Filing Fees	24,570	22,834	21,544
Interest and Bank Charges	2,714	1,568	1,685
Investor Relations	65,039	52,808	90,779
Legal and Accounting	53,697	63,178	57,833
Office and Miscellaneous	24,008	25,450	30,426
Product Registration & Development	-	18,377	54,293
Rent	28,371	30,912	25,265
Travel	10,259	3,252	4,512
Wages and Benefits	116,633	75,903	97,389

Total General & Administration Expenses	662,958	498,616	642,224

Loss Before Other Items	(572,635)	(417,409)	(553,028)
Impairment loss on intangible assets (Note 6)	-	-	(245,000)
Net Gain on Legal Settlement (Note 8)	10,545	37,383	-

Loss from Operations	(562,090)	(380,026)	(798,301)

Interest Income	-	1,725	1,727

Loss For The Year	(562,090)	(378,301)	(796,301)

Deficit, Beginning of Year	(2,041,701)	(1,663,400)	(867,099)

Deficit, End of Year	$ (2,603,791)	$ (2,041,701)	$ (1,663,400)

Basic Loss Per Share	0.02	0.02	0.06
Diluted Loss Per Share	0.02	0.02	0.06
Weighted Average of Shares Outstanding	22,582,026	17,857,709	13,663,856

*See accompanying notes to the consolidated financial statements

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2007	2006	2005

Operating Activities:
Loss for the Year	$ (562,090)	$ (378,301)	$ (796,301)
Items Not Involving Cash
Amortization – Furniture and Equipment	8,350	8,281	8,217
– Patent Application and Development Costs	2,131	-	-
– Intangible Assets	5,800		-
Stock-Based Compensation	148,100	1,156	16,237
Impairment loss on intangible assets	-	-	245,000
	(397,709)	(368,864)	(526,847)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	4,159	3,049	22,544
Decrease/ (Increase) in Inventory	11,364	12,388	101,248
Decrease/ (Increase) in Prepaid Expenses	(3,601)	9,132	(984)
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	14,764	29,639	(677)
	(371,023)	(314,656)	(404,716)

Investing Activities:
Patent Application and Development Costs	(42,617)	-	-
Purchase of Furniture and Equipment	(1,633)	-	(642)
Repayment of Note Receivable	-	7,988	-
	(44,250)	7,988	(642)

Financing Activities:
Share Subscriptions Received	-	25,000	-
Net Proceeds on Issuance of Shares	546,720	238,485	250,870
Warrants/Options Exercised	196,200	-	-
	742,920	263,485	250,870

Increase/ (Decrease) in Cash and Equivalents	327,647	(43,183)	(154,488)

Cash and Equivalents, Beginning of Year	28,480	71,663	226,151

Cash and Equivalents, End of Year	$ 356,127	$ 28,480	$ 71,663

*See accompanying notes to the consolidated financial statements

Supplementary information (Note 14)

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

d)

Stock options (continued):

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2007	2006	2005
Consulting/Officers	$ 83,600	$ -	$ 925
Investor Relations	2,000	1,156	4,312
Wages and Benefits	62,500	-	11,000
Total Stock-Based Compensation	$ 148,100	$ 1,156	$ 16,237

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

9.

MAJOR CUSTOMERS

For the year ended June 30, 2007, revenue from each of four customers exceeded 10% of total revenue (2006: four customers; 2005: five customers).  Revenue from these customers totaled $162,837 (2006: $149,544; 2005: $175,958).

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

(ii)

Following is a reconciliation of the expected income tax benefit from the loss for each year based on applicable statutory income tax rate, to the actual amount:

	2007		2006		2005
Loss at statutory rate	$ 191,673	34.1%	$129,001	34.1%	$ 283,483	35.6%
Net effect of non-deductible expenses	(50,968)		2,935		97,303
Expected increase in tax asset	140,705		131,936		380,786
Effect of tax rate reduction	-		(28,640)		(8,397)
Temporary difference due to debit to equity	2,106		-		-
Increase in allowance for uncertain realization	(142,811)		(103,2936)		(372,389)
Increase in tax asset per financial statements	$ -		$ -		$ -

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

12.

RELATED PARTY TRANSACTIONS

a)

During the year ended June 30, 2007, the Company paid consulting fees of $120,000 (2006: $120,000; 2005: $134,000) to companies controlled by directors of the Company.

b)

During the year ended June 30, 2007, the Company paid rent of $28,371 (2006: $30,912; 2005: $25,265) to a company controlled by a director of the Company.

c)

During the year ended June 30, 2007, the Company paid consulting fees of $60,000 (2006: $60,000; 2005: $70,000) to a major shareholder of ALDA.

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

14.

STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION

a)

Cash paid in respect to interest and income taxes was as follows:

	2007	2006	2005

Cash paid during the year for interest	$ 1,324	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

17.

COMPARATIVE FIGURES

Certain comparative figures for the 2005 and 2006 years have been reclassified to conform to the presentation adopted for the 2007 year.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2007

1.1

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

EXHIBIT 3: VOTING AGREEMENT

This Voting Agreement made as of the 13th day of November, 2003

By:

ALDA Pharmaceuticals Inc. , a company incorporated in the Province of British

Columbia

And:

Dr. Allan Shapiro , of the Municipality of Surrey, in the Province of British Columbia

(“Shapiro”)

And:

Dr. Michael Wilby , of the City of Vancouver, in the Province of British Columbia

(“Wilby”)

And:

Duft Biotech Capital Ltd. , a company incorporated in the Province of British Columbia

(“Duft”)

In Favour Of:

Terrance Owen , of the City of New Westminster, in the Province of British Columbia

(“Owen”)

And:

Peter Chen , of the City of Vancouver, in the Province of British Columbia

(“Chen”)

And:

Bruce Schmidt , of the City of Vancouver, in the Province of British Columbia

(“Schmidt”)

Recitals

A.

Concurrently with the execution and delivery of this Voting Agreement, ALDA is completing the sale of the assets of its business as a going concern to Duft pursuant to an Asset Purchase Agreement made as of the 1st day of September, 2002 among ALDA, Duft and Shapiro, in consideration of Duft paying the Purchase Price of $800,000 to ALDA by issuing to ALDA commons shares in the capital of Duft.

B.

Shapiro and Wilby are the principal shareholders of ALDA.

C.

It is a condition precedent to the completion of the sale that ALDA, Shapiro and Wilby enter into this Voting Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration (the receipt and sufficiency of which is acknowledged by ALDA, Shapiro, Wilby and Duft), ALDA, Shapiro, Wilby and Duft covenant and agree with Owen, Chen and Schmidt as follows:

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

1. Definitions and Interpretation

1.1. Definitions – In this Voting Agreement the following words have the following meanings:

1.1.1. “Board” means the board of directors of Duft;

1.1.2. “Meeting” means a meeting of the shareholders of Duft duly called in accordance with the British Columbia Company Act at which directors will be elected to the Board.

1.1.3. “Payment Shares” means the common shares of Duft issued to ALDA as consideration for the sale by ALDA of the assets of its business as a going concern to Duft.

1.2. Gender/Numbers – Words importing the singular number only will include the plural and vice versa and words importing the use of any gender will include both genders.

1.3. Headings – The article and section headings in this Agreement are included for convenience of reference only and will not constitute a part of this Agreement for any other purpose.

1.4. Proper Law – This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

2. Exercise of Voting Power

2.1. Exercise of Voting Power – Until termination of this Agreement under section 4:

2.1.1. ALDA will vote or cause to be voted the Payment Shares and all other voting shares of Duft owned, directly or indirectly, or controlled by ALDA in favour of the number of directors of Duft not exceeding six directors, and the sixth director being independent of ALDA;

2.1.2. ALDA will vote or cause to be voted the Payment Shares and all other voting shares of Duft owned, directly or indirectly, or controlled by ALDA in favour of the election of Owen, Chen and Schmidt as directors of Duft provided they have been nominated by Duft for election to the Board; and

2.1.3. each of Shapiro and Wilby will vote or cause to be voted all voting shares of Duft owned, directly or indirectly, or controlled by him in favour of the number of directors of Duft not exceeding six directors, and the sixth director being independent of ALDA; and

2.1.4. each of Shapiro and Wilby will vote or cause to be voted all voting shares of Duft owned, directly or indirectly, or controlled by him in favour of the election of Owen, Chen and Schmidt as directors of Duft provided they have been nominated by Duft for election to the Board.

2.2. Nominations – Until termination of this Agreement under section 4, Duft will nominate each of Owen, Chen and Schmidt for election to the Board at each Meeting provided he consents to continuing as a director of Duft, he is not then prohibited by law from serving as a director of Duft and, provided further, that such nomination and election is acceptable to the TSX Venture Exchange and all other applicable securities regulatory authorities.

3. Transfer of Shares

3.1. ALDA Distributions – Subject to restrictions imposed under applicable securities legislation or other agreements to which ALDA may be a party, ALDA will be entitled to distribute the Payment Shares to its shareholders, as follows:

3.1.1. ALDA may distribute Payment Shares to Linda Allison in payment to her of the finder’s fee ALDA agreed to pay her with respect to the sale of assets by ALDA to Duft in accordance with the Asset Purchase Agreement and to its shareholders in payment of loans made to ALDA by such shareholders prior to September 1, 2002, so long as the number of shares transferred to Dr. Allison and in payment of such shareholder loans does not exceed 2,500,000 Payment Shares; and

3.1.2. ALDA may distribute the remaining Payment Shares (being the Payment Shares less those distributed pursuant to Section 3.1.1 above) to its shareholders pro rata based on their relative shareholdings in ALDA, so long as at the time of such distribution Shapiro will receive at least 31 % and Wilby will receive at least 24 % of the remaining Payment Shares being distributed by ALDA.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

3.2. Ordinary Course Sales – Subject to restrictions imposed under applicable securities legislation or other agreements to which ALDA, Shapiro or Wilby, as the case may be, may be a party, each of them is free to sell any or all of the shares of Duft owned by it or him from time to time by way of ordinary course sales through the facilities of such stock exchange or electronic trading facility as the shares of Duft may then trade. However, if any of them proposes to sell in excess of 200,000 shares of Duft at any time other than in the manner described above, they will, as a condition of such sale, require the purchaser to agree to be bound by the terms of this Agreement.

3.3. Excluded Shares – Notwithstanding section 3.2, if a take-over bid or other offer is made generally to shareholders of Duft by an arms-length third party for all or a portion of the shares of Duft, ALDA, Shapiro and Wilby will be free to tender to such bid or offer any shares owned by them and will not be required to comply with the selling restrictions contained in section 3.2.

3.4. Other Transfers – Except as specifically permitted by section 3.1, 3.2 and 3.3, none of ALDA, Shapiro or Wilby will directly or indirectly sell, pledge, encumber, grant an option with respect to, transfer, distribute or dispose of any of the voting shares of Duft owned, directly or indirectly, or controlled by it or him, or enter into an agreement or commitment contemplating the possible sale or, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such voting shares of Duft or any interest therein.

4. Termination

4.1. Termination – This Agreement:

4.1.1. will terminate with respect to Wilby, at the earlier of:

a. such time as ALDA, Shapiro and Wilby collectively cease to hold, directly or indirectly, less than 10% of the issued voting shares of Duft;

b. if Wilby acquires voting shares of Duft from ALDA, such time as Wilby ceases to hold directly or indirectly, or control at least 5% of the issued voting shares of Duft; and

c. 5 years from the date of the execution and delivery of this Agreement.

4.1.2. will not terminate with respect to ALDA and Shapiro, except with the consent of the TSX Venture Exchange.

5. Miscellaneous

5.1. Further Assurances – If requested by Duft, Owen , Chen or Schmidt, each of ALDA, Shapiro and Wilby will perform such further acts and execute such further documents and instruments as may reasonably be required to give effect to and to carry out the provisions of this Agreement.

5.2. Amendment – The provisions of this Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except with the consent of the TSX Venture Exchange and except by a written instrument signed by all the parties hereto or their respective successors and assigns.

5.3. Successors and Assigns – Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

5.4. Severability – Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

5.5. Counterparts – This Agreement may be executed simultaneously in two or more counterparts and delivered by facsimile transmission, and each such counterpart will constitute an original, and all of such counterparts taken together will constitute one and the same Agreement.

The parties have executed and delivered this Agreement with the intention of being legally bound.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

DUFT BIOTECH CAPITAL LTD.

By:

“Terrance Owen”

ALDA PHARMACEUTICALS INC.

By:

“Allan Shapiro”

DR. ALLAN SHAPIRO

 “Allan Shapiro”

DR. MICHAEL WILBY

 “Michael Wilby”

TERRANCE OWEN

 “Terrance Owen”

PETER CHEN

 “Peter Chen”

BRUCE SCHMIDT

 “Bruce Schmidt”

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

AMENDMENT TO VOTING AGREEMENT

This Amendment to Voting Agreement is made as of November 1, 2004.

By:

513947 B.C. Ltd. (formerly called ALDA Pharmaceuticals Inc.) , a company incorporated in the Province of British Columbia

(“513947”)

And:

Dr. Allan Shapiro , of the Municipality of Surrey, in the Province of British Columbia

(“Shapiro”)

And:

Dr. Michael Wilby , of the City of Vancouver, in the Province of British Columbia

(“Wilby”)

And:

ALDA Pharmaceuticals Corp. (formerly called “Duft Biotech Capital Ltd.” , a company incorporated in the Province of British Columbia

(“APC”)

In Favour Of:

Terrance Owen , of the City of New Westminster, in the Province of British Columbia

(“Owen”)

And:

Peter Chen , of the City of Vancouver, in the Province of British Columbia

(“Chen”)

And:

Bruce Schmidt , of the City of Vancouver, in the Province of British Columbia

(“Schmidt”)

Background:

A. 513947, Shapiro, Wilby and Duft entered into an agreement (the “Voting Agreement”) made as of the 13th day of November, 2003, in favour of Owen, Chen and Schmidt.

B. The Voting Agreement provides, among other things, for 513947, Shapiro and Wilby to vote their shares of APC for the election of Owen, Chen and Schmidt as directors of APC.

C. Since entering into the Voting Agreement, 513947’s name was changed from ALDA Pharmaceuticals Inc. to 513947 B.C. Ltd., APC’s name was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. and Schmidt has resigned as a director of APC.

D. Accordingly, the parties are entering into this Amendment to Voting Agreement.

Terms of Agreement:

In Consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties covenant and agree as follows:

1. All references in the Voting Agreement to ALDA Pharmaceuticals Inc. and to ALDA shall now be references to 513947 B.C. Ltd. and 513947, respectively.

2. All references in the Voting Agreement to Duft Biotech Capital Ltd. and to Duft shall now be references to ALDA Pharmaceuticals Corp. and APC, respectively.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

3. Section 1.1 of the Voting Agreement shall be amended by adding the following as sections 1.1.4, 1.1.5, 1.1.6 and 1.1.7:

1.1.4 “Owen Nominee” means Owen, or if he does not consent to being nominated as a director of APC, such other person acceptable to the TSX Venture Exchange as the other APC Nominees may determine.

1.1.5 “Chen Nominee” means Chen, or if he does not consent to being nominated as a director of APC, such other person acceptable to the TSX Venture Exchange as the other APC Nominees may determine.

1.1.6 “Schmidt Nominee” means Schmidt, or if he does not consent to being nominated as a director of APC, such other person acceptable to the TSX Venture Exchange as the other APC Nominees may determine.

1.1.7 “APC Nominees” means the Owen Nominee, the Chen Nominee and the Schmidt Nominee.

4. Sections 2.1.2, 2.1.4 and 2.2 of the Voting Agreement shall each be amended by deleting the words “Owen, Chen and Schmidt” and substituting therefore the words “the Owen Nominee, the Chen Nominee and the Schmidt Nominee”.

5. This Amendment to Voting Agreement shall not be effective until it has been consented to by the TSX Venture Exchange.

6. The parties hereby confirm the Voting Agreement as amended by this Amendment to Voting Agreement.

7. The Voting Agreement as amended by this Amendment to Voting Agreement is the entire agreement of the parties with respect to the subject matter thereof.

7.1. This Amendment to Voting Agreement may be executed simultaneously in two or more counterparts and delivered by facsimile transmission, and each such counterpart will constitute an original, and all of such counterparts taken together will constitute one and the same Agreement.

The parties have executed and delivered this Amendment to Voting Agreement with the intention of being legally bound.

ALDA PHARMACEUTICALS CORP.

By:

“Terrance Owen”

513947 BRITISH COLUMBIA LTD.

By:

“Allan Shapiro”

DR. ALLAN SHAPIRO

 “Allan Shapiro”

DR. MICHAEL WILBY

 “Michael Wilby”

TERRANCE OWEN

 “Terrance Owen”

PETER CHEN

 “Peter Chen”

BRUCE SCHMIDT

 “Bruce Schmidt”

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

EXHIBIT 4.g: Letter of Agreement

May 25, 2007

BETWEEN:

He-Yi She Ye Limited (“HE-YI”), 2nd Floor, Unit# 15, Jie Yuan Zhou, Jin Shan Industrial District, Cang Shan District, Fuzhou City, China

AND:

ALDA Pharmaceuticals Corp. of 635 Columbia Street, New Westminster, BC V3M 1A7 CANADA (“ALDA”),

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

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

16.

In the event that there has been a breach of any provision of any agreement between ALDA and HE-YI, either party reserves the right to terminate this Agreement at any time after thirty (30) days has elapsed from the date that written notice has been sent to the party in breach by the other party. The Agreement may also, at the option of either party, be terminated immediately if either party becomes insolvent; violates the laws, regulations, rules, or statutes of any government; ceases doing business; makes an assignment for the benefit of creditors; or commits an act of bankruptcy. A failure by either party to exercise any right hereunder shall not operate as a waiver of such right and all remedies contained herein shall be cumulative.

17.

Any part of this Agreement that is contrary to any federal, state, or local law shall not be applicable and shall not invalidate any other part of this Agreement. In the event of disputes or legal interpretation of the terms of this Agreement, the laws of British Columbia, Canada shall govern and be binding upon the parties hereto.

18.

This Agreement contains the entire understanding of the parties and there are no commitments, agreements, or understandings between the parties other than those expressly set forth herein. This Agreement shall not be altered, waived, modified, or amended except in writing signed by the parties hereto and notarized.

19.

All disputes arising out of or in connection with the present contract shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be a location as may be agreed to by both parties.

20.

HE-YI agrees not to disclose or use, except as required in HE-YI'S duties, at any time, any information disclosed to or acquired by HE-YI during the term of this contract. HE-YI agrees that all confidential information shall be deemed to be and shall be treated as a sole and exclusive property of ALDA.

21.

Any and all notices herein shall be in writing transmitted by Federal Express or other courier or facsimile.

22.

The Letter of Agreement may be signed by the authorized signatories of HE-YI and ALDA by facsimile and in as many counterparts as may be necessary, each of which shall together constitute one and the same instrument, and notwithstanding the date of execution shall be deemed to bear the date as set out above. Original copies in as many counterparts as may be necessary shall follow by mail.

23.

This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by either party without the prior written consent of the other party.

24.

This Agreement supersedes and replaces any prior agreement.

The terms above are accepted by:

ALDA PHARMACEUTICALS CORP.

Per:

“Terrance G. Owen”

______________________________

Terrance G. Owen, President & CEO

AND

HE-YI SHE YE LIMITED

Per:

“Chen Ming”

“May 29, 2007”

____________________________

__________________________

Chen Ming, General Manager

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

EXHIBIT 4.H: DISTRIBUTOR AGREEMENT

THIS DISTRIBUTOR AGREEMENT ("Agreement") is entered into and effective as of February 1st, 2005 ("Effective Date") by and between Esthetics Plus Inc., an Alberta limited liability company ("EP") and ALDA Pharmaceuticals Corp., a British Columbia limited liability company ("ALDA").

Background

WHEREAS, ALDA manufactures a superior infection control product T36 disinfectant (the "Products"); and

1.

Territory

WHEREAS, ALDA wishes to appoint EP and EP wishes to be appointed as ALDA’s exclusive distributor of the Products for resale to the Beauty Industry throughout all the provinces and territories within Canada save and except for the province of British Columbia which will be non-exclusive (the "Territory").

THEREFORE, ALDA and EP hereby agree as follows:

2.

Grant of Distributorship

a)

On the terms provided herein, ALDA hereby appoints EP as its exclusive distributor in the Territory for the sale of the Products.

b)

The Distributor is entitled to sell any of the Products which it purchases from ALDA through a sales agent or to a sub-distributor provided that such sales agent or sub-distributors shall be entitled to distribute the Product subject to and in accordance with the terms of this agreement.

1.

Term

Initial Term

Unless sooner terminated in accordance with the provisions hereof, this Agreement shall commence on the Effective Date and continue for a period of three (3) years thereafter (the "Initial Term").

Renewal Terms

a)

At the expiration of the Initial Term, this Agreement shall be automatically renewed from year to year unless either party serves written notice on the other not later than one hundred twenty (120) days prior to the expiration of the term then in effect of its desire to end this Agreement upon the expiration of such term.  The Initial Term plus any renewals or extensions of this Agreement pursuant to the previous sentence means the "Term."

b)

In the event that ALDA should choose to terminate this contract at any time other than for cause per section fourteen (14), ALDA will repurchase, within thirty (30) days, all unsold Products in EP’s inventory sold to EP by ALDA in the previous six (6) months period at EP’S original cost from ALDA, plus ten (10) percent of the value of the last 6 months product purchased to compensate EP for efforts promoting ALDA Products in the Territory, financing costs and inventory warehousing.

1.

EP’s General Obligations

EP shall:

(a)

use its best efforts to promote the sale of the products and make every effort to reach the sales targets agreed with ALDA and set out in Exhibit B within the Territory;

(b)

refrain from engaging, directly or indirectly, in the promotion, sale or distribution of any products which are competitive with, or which serve the same function as the Products;

(c)

refrain from engaging, directly or indirectly, in the promotion, sale or distribution of the Products outside of the Territory, unless agreed to by ALDA in writing;

(d)

actively prospect the territory, visit its clientele and prospective customers at regular intervals, and make every reasonable effort to increase the sales volumes of the products throughout territory;

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

(e)

undertake marketing activities such as exhibitions, conventions, advertising, training and teaching, which are relevant to the Beauty Industry and are sufficient to ensure maximum advantage to the sale of the products;

(f)

supply ALDA with all information relating to sales promotion, market situation, technical development, and sales of competitors products in territory;

(g)

comply with all legal requirements from time to time in force relating to the storage, promotion and sale of the products;

1.

RESPONSIBILITIES OF ALDA Pharmaceuticals Corp.

ALDA shall:

a)

unless excused by circumstances beyond ALDA’s reasonable control in accordance with Section nine (9) hereof, promptly deliver to EP those Products for which EP places orders, by shipment to EP’s Edmonton warehouse and or such locations within the Territory as EP shall designate in accordance with section seven (7);

b)

refrain from selling any Products to any person in the Territory, other than EP, that is knowingly engaged in the business of selling products directly or indirectly to the Beauty Industry;

c)

on the signing of this agreement provide to EP a complete list of all past and current clients within the Territory which are directly related to the Beauty Industry, complete with the prices charged to them for the Products;

d)

inform all clients in the Territory which are directly related to the Beauty Industry in writing that EP is now exclusive distributor for the Products;

e)

promptly refer to EP all leads, prospects, and related information which are directed to it or which it receives regarding potential purchasers of any Products within the Territory as may relate to the Beauty Industry;

f)

have the obligation to continue the manufacture of all or any of the products, and shall be entitled to make alterations to the specifications of the products as it may think fit;

g)

provide The Distributor with reasonable quantities of product literature, catalogues, technical data and other promotional material relating to products for use by The Distributor, all of which shall be in English and or French;

h)

provide training in the use and application of the Products at a mutually agreed location;

i)

provide suitably qualified representatives to assist in the marketing of the products to EP and its customers, provided that the assistance is mutually agreed to by EP and ALDA and that all costs of travel and accommodation incurred by ALDA in providing such assistance shall be borne by the ALDA.

1.

Purchase of Products

The prices of the Products purchased shall be those prices listed on Exhibit A attached hereto (the "Current Product List").

2.

Minimum Purchase Obligations

Note: Intentionally left blank.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

3.

Prices and Terms of Payment

Prices

For this agreement, for all Products listed on the Current Product List (Exhibit “A”), ALDA shall charge EP the prices indicated thereon, unless and until such prices are changed in accordance with the provisions hereof.  All prices stated are FOB ALDA’s warehouse in Burnaby, B.C. prices do not include transportation charges or insurances of any kind once the Product has left ALDA’s facilities in transit to EP’s Edmonton warehouse and or as such locations within the Territory as EP shall designate in accordance with section seven (7).

Price Changes

From time to time, ALDA may change the prices for its Products but only if it first gives EP written notice of any increase not less than sixty (60) days before the changes takes effect. In the event of any price increase, ALDA shall charge the unincreased price for any Products for which orders from EP are received by ALDA prior to the expiration of such sixty (60)-day notice period.

Advertising Allowance

Alda shall reimburse EP in the amount of $500.00 (five hundred) per quart for advertising costs directly related to T36 disinfectant.

Annually not to exceed $2,000.00 (two thousand dollars)

Payment Terms

a)

Payment of the purchase price for Products delivered to EP by ALDA shall be net cash thirty-five (35) days.

b)

Late payments will be charged interest at a rate of 2% per month.

Currency

All payments for the Products shall be paid in Canadian currency.

1.

Acceptance and Delivery

Acceptance

Each order placed by EP shall constitute a binding agreement on ALDA to sell and ship, and of EP to purchase and pay for, Products specified under the terms and conditions of this Agreement.

Inconsistent Terms in an Order

In the event any terms or conditions contained in EP's purchase order are inconsistent with the terms of this Agreement, such inconsistent terms or conditions in the order shall be null and void and shall not be binding on ALDA.

Shipment of Products

All Product shipments shall be made FOB ALDA and liability for loss or damage in transit, or thereafter, shall pass to EP upon ALDA’s delivery of Product to carrier for shipment.  ALDA may prepay / EP shall bear all costs of transportation and insurance and will promptly reimburse ALDA if ALDA prepays or otherwise pays for such expenses.  ALDA shall not be in default by reason of any failure in its performance under this Agreement if such failure results from, whether directly or indirectly, fire, explosion, strike, freight embargo, Act of God or of the public enemy, war, civil disturbance, act of any government, de jure or de facto, or agency or official thereof, material or labor shortage, transportation contingencies, unusually severe weather, default of any other manufacturer or a supplier or subcontractor, quarantine, restriction, epidemic, or catastrophe, lack of timely instructions or essential information from Distributor, or otherwise arisen out of causes beyond the control of the Company. Nor shall the Company at any time be liable for any incidental, special or consequential damages, whether based upon lost goodwill, lost resale profits, work stoppage, impairment of or breach of contract,

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

negligence or such other actions as may be deemed or alleged to be the cause of a loss or damage to such a person by reason of any delay in shipment or the failure of ALDA to ship any Products.

2.

Proprietary Rights

Use of Name and Trademarks

EP shall:

a)

not use the name, trademarks, trade names, and logos of ALDA in connection with the operation of the distributorship granted in this Agreement. EP may, however, indicate, in signs, advertising, publicity, or other sales or marketing media or materials, that it is an authorized dealer or distributor of ALDA’s Products. EP shall not use ALDA’s name in either its own corporate name or any fictitious business name.  All such uses of ALDA's name and trademarks shall be strictly in accordance with ALDA’s written instructions as delivered to EP from time to time.

b)

under no circumstances use the trade name or trade mark of ALDA in any manner which will injure or destroy the value of ALDA.  Upon termination of the agreement, the Distributor shall immediately cease all use of the ALDA name and make no reference of any nature that might create the impression that the Distributor continues to represent ALDA.

a)

make clear, in all dealings with customers and prospective customers, that it is acting as distributor of the products and not as agent of ALDA.

Confidential Information

During the term of this Agreement, EP will have access to certain pricing, technical, marketing and other confidential information of ALDA.  EP acknowledges that such confidential information comprises valuable trade secrets of ALDA is proprietary to ALDA.  EP shall hold such confidential information in strict confidence and shall not use or disclose the same except as required to perform its obligations under this Agreement. The foregoing obligation shall not extend to information which is or becomes public knowledge through no fault of EP or which is required to be disclosed by law.

1.

Limited Warranty

a)

ALDA warrants that EP shall acquire Product purchased hereunder free and clear of all liens and encumbrances. ALDA further warrants all Product to be free from defects under normal use for a period of one year from the date of delivery.  However, in the event of such a claim all the relevant product and usage details, as specified by ALDA, must be made available to ALDA.  Products will not be replaced if deemed by ALDA to be defective due to incorrect handling or usage.

b)

In the event that it recalls any of its products, ALDA shall replace those Products with Products that do not have the defect that necessitated the product recall and bear with all costs related to the replacement of those Products.

c)

THIS CONSTITUTES THE SOLE WARRANTY MADE BY ALDA EITHER EXPRESSED OR IMPLIED. THERE ARE NO OTHER WARRANTIES EXPRESSED OR IMPLIED WHICH EXTEND BEYOND THE FACE HEREOF, HEREIN, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT SHALL ALDA BE LIABLE FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES AND ALDA’S REMEDIES SHALL BE LIMITED TO REPAIR OR REPLACEMENT OF NONCONFORMING UNITS.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

1.

Indemnity

EP's Indemnification

EP shall indemnify ALDA and hold ALDA harmless from and against, and shall defend against, any and all claims and damages of every kind for injury to or death of any person or persons and for damage to or loss of property, arising out of or attributed, directly or indirectly, to the conduct, operations or performance of EP.

ALDA’s Indemnification

ALDA shall:

a)

indemnify EP and hold EP harmless from and against, and shall defend against, any and all claims and damages of every kind arising out of any defects, failures, or malfunctions of any Product, except those caused by EP, or otherwise arising out of or attributed, directly or indirectly, to the conduct, operations, or performance of EP.

b)

at all times during the term hereof maintain product liability insurance with a reputable carrier reasonably satisfactory to EP covering all Products sold to EP in aggregate limits of at least $2,000,000 Canadian dollars per occurrence.  Evidence of such coverage shall be provided by ALDA upon demand by EP.

c)

indemnify EP and hold EP harmless from and against, and shall defend against any negligence or misconduct by ALDA or its directors, officers, employees, agents or others for whom it is at law responsible in the performance of ALDA’s obligations under this agreement.

1.

Termination of Rights

Termination of Exclusivity

a)

ALDA may terminate the exclusivity of this agreement if EP fails to pay for orders from ALDA according to the terms of this agreement, upon giving EP at least thirty (30) days' written notice of the failure and its intention to terminate the exclusivity.  If EP cures the failure within thirty (30) days after receiving such notice, then EP's exclusivity as provided herein shall not terminate.

b)

In the event EP's exclusivity terminates in accordance with the provisions of Section 13 (a) and as long as EP is not in default of any other provision of this Agreement, then this Agreement shall continue in full effect; provided, however, EP's rights shall not be exclusive within the Territory, and ALDA shall be relieved of its obligations set forth in Section 5(b) and 5(e).

c)

ALDA may terminate the exclusivity of this agreement if EP fails to meet the minimum sales goals as outlined in Exhibit A according to the terms of this agreement, upon giving EP at least thirty days’ (30) written notice of failure and its intention to terminate exclusivity.  IF EP cures the failure within thirty (30) days after receiving such notice, then EP’s exclusivity as provided herein shall not terminate.

1.

Termination of this Agreement

By ALDA

This Agreement may be terminated by ALDA at its option and without prejudice to any other remedy to which it may be entitled at law, in equity, or otherwise under this Agreement, in the event of any of the following circumstances:

a)

upon thirty (30) days' prior written notice and demand to cure from ALDA, if EP is in default in the performance of any material obligation under this Agreement; provided, however, if EP cures any such default within the 30-day notice period, then such notice shall be of no force or effect or

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

b)

Immediately upon EP's cessation of business, election to dissolve, dissolution, insolvency, failure in business, commission of an act of bankruptcy, general assignment for the benefit of creditors, or filing of any petition in bankruptcy or for relief under the provisions of applicable bankruptcy laws.

By EP

This Agreement may be terminated by EP at its option and without prejudice to any other remedy to which it may be entitled at law, in equity, or otherwise under this Agreement, in the event of any of the following circumstances:

a)

upon thirty (30) days' prior written notice and demand to cure from EP if ALDA is in default in the performance of any material obligation under this Agreement; provided, however, if ALDA cures any such default within the 30-day notice period, then such notice shall be of no force or effect or

b)

immediately upon ALDA’s cessation of business, election to dissolve, dissolution, insolvency, failure in business, commission of an act of bankruptcy, general assignment for the benefit of creditors, or filing of any petition in bankruptcy or for relief under the provisions of applicable bankruptcy laws.

1.

Miscellaneous

Choice of Law

All disputes concerning the validity, interpretation, or performance of this Agreement and any of its terms or provisions, or of any rights or obligations of the parties hereto, shall be governed by and resolved in accordance with the laws of the British Columbia.

Arbitration

Any controversy or claim arising out of or relating to this Agreement, or any breach thereof, including, without limitation, any claim that any of said Agreement, or any part thereof, is invalid, illegal or otherwise voidable or void, shall be exclusively submitted to arbitration in accordance with the laws of British Columbia; provided, however, that this clause shall not be construed to limit or to preclude either party from bringing any action in any court of competent jurisdiction for injunctive or other provisional relief as necessary or appropriate.

Attorneys' Fees

If any arbitration or other legal action is initiated by either of the parties hereto, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees in addition to any other relief that may be awarded.

Assignment

This Agreement shall not be assigned by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Notices

All notices required or permitted by any provision of this Agreement shall be in writing and shall be deemed given and received for all purposes when addressed and delivered in writing by hand, facsimile, or two (2) days after being sent by overnight delivery providing receipt of delivery, as follows:

To: ALDA	ALDA Pharmaceuticals Corp. 635 Columbia Street New Westminster, B.C. V3M 1A7 Canada Attention: Terrance Owen Facsimile: 604 521 8322	To EP:	Esthetics Plus Inc. 6012 - 82 Avenue Edmonton, AB Canada T6B 0E7 Attention: Inge Hatheway Facsimile: 780.463.0324

or to such other addresses as the parties may from time to time designate in writing.

Survival

The provisions of Section ten (10) shall survive termination of this Agreement.

Waiver or Delay

No waiver by either party of any breach or series of breaches or defaults in performance by the other party, and no failure, refusal or neglect of either party to exercise any right, power or option given to it hereunder or to insist upon strict compliance with or performance of either party's obligations under this Agreement, shall constitute a waiver of the provisions of this Agreement with respect to any subsequent breach thereof or a waiver by either party of its right at any time thereafter to require exact and strict compliance with the provisions thereof.

Entire Agreement

This Agreement contains all of the terms and conditions agreed upon by the parties hereto with reference to the subject matter hereof.  No other agreements, oral or otherwise, shall be deemed to exist or to bind either of the parties hereto, and all prior agreements and understandings are superseded hereby.  This Agreement cannot be modified or changed except by written instrument signed by both of the parties hereto.

Titles

Titles used in this Agreement are for convenience only and shall not be deemed to affect the meaning or construction of any of the terms, provisions, covenants, or conditions of this Agreement.

Severability

Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law.  Whenever there is any conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event the provision of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring it within the requirements of the law. In the event that any part, article, paragraph, sentence or clause of this Agreement shall be held to be indefinite, invalid or otherwise unenforceable, the indefinite, invalid or unenforceable provision shall be deemed deleted, and the remaining part of the Agreement shall continue in full force and effect. If any tribunal or court of competent jurisdiction deems any provision hereof unenforceable, such provision shall be modified only to the extent necessary to render it enforceable and this Agreement shall be valid and enforceable and the parties hereto agree to be bound by and perform same as thus modified.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed effective the date first written above.

Esthetics Plus Inc.

By: “Jason Babiuk”

Name:

Jason Babiuk

Title: Sales/Marketing Manager

ALDA Pharmaceuticals Corp.

By: “Terrance G. Owen”

Name: Terrance G. Owen

Title: President & CEO

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

EXHIBIT A

CURRENT PRODUCT LIST

Note: Intentionally left blank

PRODUCT CODE	PRODUCT NAME & DESCRIPTION	PRICE PER UNIT*

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

EXHIBIT B

MINIMUM SALES GOALS

MONTHS

Note: Intentionally left blank

Note:

Purchase volumes for year two (2) of this agreement will be negotiated 30 days prior to the first anniversary of this signed agreement.

Purchase volumes for year three (3) of this agreement will be negotiated 30 days prior to the second anniversary of this signed agreement.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

EXHIBIT 4.i: NON-COMPETITION AGREEMENT

TO:

DUFT BIOTECH CAPITAL LTD. , a corporation incorporated under the laws of the Province of British Columbia with a business address at

635 Columbia Street, New Westminster, British Columbia, V3M 1A7

(Facsimile: 604-523-2974);

(“Duft”)

Background:

A.

Duft, ALDA Pharmaceuticals, Inc. (“ALDA”) and Dr. Allan Shapiro (“Shapiro”) are parties to an asset purchase agreement dated as of the 1st day of September, 2002 as amended by an agreement dated February 26, 2003, an agreement dated March 4, 2003, an agreement dated July 7, 2003 and an agreement dated October 22, 2003 (the asset purchase agreement as so amended is called the “Asset Purchase Agreement”).

B.

In this Non-competition Agreement terms that are defined in the Asset Purchase Agreement shall have the meanings so defined.

C.

The Asset Purchase Agreement provides for the sale by ALDA to Duft of substantially all of the assets, property and undertaking of and pertaining to the Business.

D.

The parties are entering into this Non-Competition Agreement in furtherance of the Asset Purchase Agreement.

Terms of Agreement:

In consideration of the premises and other good and valuable consideration and the sum of One Dollar ($1.00) of lawful money of Canada now paid to each of the undersigned by Duft (the receipt and adequacy whereof is hereby acknowledged by the undersigned), each of the undersigned hereby covenant and agree with Duft as follows:

1. ALDA and Shapiro shall not for a period of one year from the date hereof, or in the case of Shapiro if he is employed or acts as a consultant to Duft, during his employment with Duft or any period in which he acts as a consultant to Duft and for a period of one year thereafter, either individually or in partnership or in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, director, officer, employee, investor or in any other manner whatsoever, directly or indirectly, carry on, be engaged in, be interested in, or be concerned with, or permit any of their names or any part thereof to be used or employed by any such person or persons, firm, association, syndicate, company or corporation, carrying on, engaged in, interested in or concerned with, a business which is substantially similar to the Business in North America, Europe or Asia.

For the purpose of this instrument “Business” also means the solicitation of and sale to the present customers of the Business of any services performed by the Business at the date hereof.

2. ALDA and Shapiro shall not now or for a period of one year from the date hereof and in the case of Shapiro so long as he remains an employee or consultant of Duft or for one year thereafter, directly or indirectly, induce or attempt to induce any employee of the Business to leave the employ of Duft or its affiliates or to become employed by any person other than Duft or its affiliates.

3. Each of ALDA and Shapiro acknowledges that it or he as the case may be has reviewed the provisions of sections 1 and 2 herein and that it or he has turned its or his mind to the reasonableness of the scope thereof, both as to geographical area and time period, that it or he has consulted with legal counsel who have explained the implications of the such sections to it or him, and that it or he fully understand the implications of such restrictive covenants, and that it or he is entirely satisfied that the provisions of such sections are both necessary and reasonable for the protection of the legitimate interests of Duft and that they reflect the mutual desire and intent of Duft and the undersigned that such provisions be upheld in their entirety and be given full force and effect.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

4. Each of ALDA and Shapiro acknowledges and agrees that the breach by it or him as the case may be of any of the restrictions set out in sections 1 and 2 of this instrument would cause irreparable harm to Duft which could not be adequately compensated for by damages, and in the event of a breach or a threatened breach of any of the said provisions, each of ALDA and Duft hereby acknowledges that Duft shall be entitled to specific performance of this Agreement and to an injunction being issued against the undersigned restraining each of them from any breach or further breach of such restrictions, but this sentence shall not be construed so as to be in derogation of any other remedy which Duft may have in the event of such a breach or threatened breach. In order to obtain such relief, it shall not be necessary for Duft to establish irreparable harm which cannot be satisfied by an award of damages.

5. This instrument shall be construed in accordance with the laws of the Province of British Columbia. This instrument shall extend to and enure to the benefit of the successors and assigns of Duft and shall be binding upon each of the undersigned and their respective heirs, representatives, successors and assigns.

ALDA AND SHAPIRO, EACH INTENDING TO BE CONTRACTUALLY BOUND, HAVE

EXECUTED AND DELIVERED this instrument as of the 13 day of November, 2003.

ALDA PHARMACEUTICALS INC.

By:

“Allan Shapiro”

DR. ALLAN SHAPIRO

“Allan Shapiro”

Witnessed By:

Eric Schroter

200-5611 Cooney Road

Richmond, BC V6X 3J6

ACKNOWLEDGED as of this 13 day of November, 2003 by:

DUFT BIOTECH CAPITAL LTD.

By:

“Terrance Owen”

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

SIGNED:

TERRANCE OWEN

PETER CHEN

RONALD J. ZOKOL

LINDA ALLISON

EUGENE A. HODGSON

WILLIAM F. McCOY

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Dated this 31 st day of August, 2007.

BY ORDER OF THE BOARD

Terrence Owen

Chief Executive Officer & Director

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Suite 2700 - 650 West Georgia Street Vancouver, BC

V6B 4N7

Dear Sirs:

Re: Notice of Change of Auditor for ALDA Pharmaceuticals Corp. ( ‘the Company ”)

In accordance with National Instrument 51-102 “Continuous Disclosure Obligations”, we have reviewed the Company ’s Notice of Change of Auditor dated August 31, 2007 and we provide a response following.

We do not disagree with the information contained in the Notice, except that we have no knowledge as to whether the acceptance of the resignation of Berris Mangan, Chartered Accountants or appointment of HLB Cinnamon Jang Willoughby, Chartered Accountants have been considered and approved by the Company’s Board of Directors.

We understand that the Notice of Change of Auditor along with this letter and a similar letter from HLB Cinnamon Jang Willoughby, Chartered Accountants, will be provided to the Company’s registered shareholders.

Yours truly,

Berris Mangan

CHARTERED ACCOUNTANTS

BERRIS MANGAN ELLIOTT SHIKAZE GALBRAITH AXWORTHY INFANTI A PARTNERSHIP OF INCORPORATED PROFESSIONALS	1827 West 5th Avenue Vancouver, BC V6J 1 P5 604.682.8492 tel 604.683.4782 fax www. berrismangan.com

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

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

Yours very truly,

"Cinnamon Jang Willoughby & Company"

Burnaby, British Columbia

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 11
ALDA Pharmaceuticals Corp.

Audit Committee Charter

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

1.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Mandate

1.1.

The mandate of the Audit Committee established pursuant to this charter is to oversee the Company’s accounting and financial reporting processes and audits of the Company’s financial statements, and report thereon to the Board of Directors.  Within this mandate, the Audit Committee’s role is to:

(a)

support the Board of Directors in meeting its responsibilities to shareholders;

(b)

enhance the independence of the external auditor;

(c)

facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors;

(d)

increase the credibility and objectivity of the Company’s financial reports and public disclosure.

1.2.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Membership

2.1.

Each member of the Audit Committee must be a director of the Company.

2.2.

The Audit Committee will consist of at least three members, the majority of whom are considered “independent” as that term is defined in Multilateral Instrument 52-110.

2.3.

The members of the Audit Committee will be appointed annually by and will serve at the discretion of the Board of Directors.

3.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Authority

3.1.

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities; and

(b)

communicate directly with management and any internal auditor and with the external auditor.

(c)

approve interim financial statements and interim MD&A on behalf of the Board of Directors.

4.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Duties and Responsibilities

4.1.

The duties and responsibilities of the Audit Committee include:

(a)

recommending to the Board of Directors the external auditor to be nominated by the Board of Directors;

(b)

recommending to the Board of Directors the compensation of the external auditor;

(c)

reviewing the external auditor’s audit plan, fee schedule and any related services proposals;

(d)

overseeing the work of the external auditor;

(e)

reviewing the external auditor’s report, audit results and financial statements prior to approval by the Board of Directors;

(f)

reporting on and recommending to the Board of Directors the annual financial statements and the external auditor’s report on those financial statements, prior to Board approval and dissemination of financial statements to shareholders and the public;

(g)

reviewing financial statements, MD&A and annual and interim earnings press releases prior to public disclosure of this information;

(h)

ensuring adequate procedures are in place for review of all public disclosure of financial information by the Company, prior to is dissemination to the public;

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

(i)

overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from the external auditor summaries and recommendations for improvement of such internal accounting controls;

(j)

overseeing the effectiveness of the internal audit function;

(k)

resolving disputes between management and the external auditor regarding financial reporting;

(l)

establishing procedures to deal with complaints and concerns, from employees and others, regarding questionable accounting or auditing practises;

(m)

reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(n)

pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor; and

(o)

overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.

4.2.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it.

4.3.

The Audit Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

5.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Meetings

5.1.

The quorum for a meeting of the Audit Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.

5.2.

The members of the Audit Committee must elect a chair from among their number and may determine their own procedures.

5.3.

The Audit Committee will meet at least twice each year.  The Audit Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4.

The Audit Committee will meet separately with the President and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

5.5.

The Audit Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.6.

The chair of the Audit Committee must convene a meeting of the Audit Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Reports

6.1.

The Audit Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors’ meeting at which those recommendations are presented.

7.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                Minutes

7.1.

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F A and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: ~~April 25~~ November 28 , 2008	ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Terrance Owen, certify that:

1.	I have reviewed this annual report on Form 20-F/A of ALDA PHARMACEUTICALS CORP.;
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

Date:   November 28 ~~April 25~~ , 2008

/s/     Terrance Owen

Terrance Owen, Chief Executive Officer

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter Chen, certify that:

1.	I have reviewed this annual report on Form 20-F /Aof ALDA PHARMACEUTICALS CORP.;
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

Date:   November 28 ~~April 25~~ , 2008

/s/    Peter Chen

Peter Chen, Chief Financial Officer

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.3

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Terrance Owen, President and Chief Executive Officer of ALDA PHARMACEUTICALS CORP. (the “Company”), certify that to the best of my knowledge:

1.

the Annual Report on Form 20-F/A of the Company for the year ended June 30, 2007 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Terrance Owen

Terrance Owen

Chief Executive Officer

November 28 ~~April 25~~ , 2008

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------

Exhibit 99.4

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Peter Chen, Chief Financial Officer of ALDA PHARMACEUTICALS CORP. (the “Company”), certify that to the best of my knowledge:

1.

the Annual Report on Form 20-F/A of the Company for the year ended June 30, 2007 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter Chen

Peter Chen

Chief Financial Officer

November 28 ~~April 25~~ , 2008

Alda Pharmaceuticals Corp. 2007 20F/A

---------------------------------------------------------------------------------------------------------------------------------------------------------