Form 20-F/A
ALDA Pharmaceuticals Corp.
filed 2009-02-17
CIK 1355736

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

Yes  ☐     No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes  ☐     No [ X ]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐     No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer  ☐                   Accelerated filer ☐                 Non-Accelerated filer [ X ]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 [ X ]    Item 18 ☐

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Financial information is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which are substantially the same as principles applicable in the United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”) except as set forth in Note 16 to the accompanying Financial Statements of the Company.

Contact person: Terrance Owen, President & CEO, 635 Columbia Street, New Westminster, BC, V3M 1A7, Phone: 604-521-8300 (Ext. 1), Fax: 604-521-8322, E-mail: terryowen@telus.net.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Part I                                                   Page

Part II

Part III

Item 17.	Financial Statements	68
Item 18.	Financial Statements	68
Item 19.	Exhibits	68

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

1.B. Legal Advisors

The legal advisors for the Company are Getz Prince Wells, Barristers & Solicitors, 1810 – 1111 West Georgia St., Vancouver, B.C. V6E 4M3., Phone 604-605-4293 Fax 604 685-9798.  As of October 2, 2007, the Company has retained Stanislaw Ashbaugh LLP, 4400 - 701 Fifth Avenue, Seattle, WA 98104 to assist in drafting of this report on Form 20F and to provide assistance with matters concerning securities laws in the United States but that firm does not provide other legal services to the Company.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
October 2008	0.8553	0.7726	0.9426	0.8302
September 2008	0.9460	0.9263	0.9673	0.9397
August 2008	0.9564	0.9365	0.9753	0.9416
July 2008	0.9899	0.9746	0.9984	0.9766
June 2008	0.9868	0.9726	0.1.0058	0.9807
May 2008	0.9981	0.9815	1.0158	1.0070
April 2008	0.9886	0.9737	0.9975	0.9929
March 2008	1.0003	0.9729	1.0206	0.9742
February 2008	1.0019	0.9814	1.0289	1.0158
January 2008	0.9878	0.9686	0.9905	0.9962

Three Months Ended June 30, 2008	0.9890	0.9726	1.0158	0.9901
Three Months Ended March 31, 2008	1.0010	0.9686	1.0289	0.9955

Fiscal Year Ended June 30, 2008	0.9953	0.9298	1.0905	0.9898
Fiscal Year Ended June 30, 2007	0.8904	0.8524	0.9360	0.8828
Fiscal Year Ended June 30, 2006	0.8572	0.8024	0.9065	0.8602
Fiscal Year Ended June 30, 2005	0.8064	0.7462	0.8474	0.8403
Fiscal Year Ended June 30, 2004	0.7194	0.6329	0.7752	0.7752

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2007.  During the year ended June 30, 2007, the Company has completed two private placements of securities which increased the number of outstanding shares by  9,430,000 common shares and increased the number of outstanding share purchase warrants by  9,430,000 share purchase warrants.   1,430,000 warrants were exercisable until September 12, 2007 at an exercise price of $0.10 and 8,000,000 were exercisable until June 7, 2008 at an exercise price of $0.20 and, thereafter at a price of $0.30 per share until June 7, 2009.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company has been operating only since November, 2003 and has operating losses of $562,090, $380,026, and $798,028 in the years ended June 30, 2007, 2006 and 2005, respectively. This limited operating history and the varying amount of funds spent on activities such as patenting, trademark protection and product development and testing leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

For example, over the last three fiscal years, the revenues generated from the sale of T36® Disinfectant have been relatively consistent. In 2005 revenues were $239,271, decreased by 6.5% in 2006 to $223,586, most likely due to the timing of customer orders. Revenues increased again in 2007 by 15% to $256,243, a level that was 7% higher than 2005 likely due to the timing of customer orders and the introduction of the new T36® Hand Sanitizer. There is more variability in operating expenses which decreased from $642,224 for 2005 to $498,616 in 2006 and increased again to $662,958 in 2007. These decline in costs that were observed in 2006 were due to reductions in consulting fees paid to executives of the Company and to outside consultants, lower investor relations costs and a decline

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

wages and benefits.  An impairment loss of $245,000 on intangible assets was claimed during the fiscal year of 2005 due to the revenues of the Company not matching the expectations that were established during the valuation for the Qualifying Transaction. In connection with the settlement of legal disputes, the Company recognized a net gain of $10,545 and $37,383 in fiscal years 2007 and 2006, respectively, with no such gain in 2005. In the future, the Company is intending to invest varying amounts in continued intellectual property protection, product development, product testing of therapeutic products and clinical trials. All of these discretionary activities depend on the availability of external funds. Since the Company cannot depend on being able to raise funds as needed for its planned activities, the expenditures will match the availability of external funds. Therefore, the levels of these discretionary expenditures are not predictable. Also, the Company has been working on new products that may be introduced to the market but the timing of such product introductions is never certain. As a result, the Company cannot predict its expenditures, revenues or losses with any certainty. However, since an ambitious program of product testing and registrations are planned, it is certain that the any funds that are raised will be invested in these activities and that losses will be incurred for the foreseeable future the magnitude of these losses cannot be predicted.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce T36® Disinfectant into additional markets in Canada and internationally, pursue the patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX Venture Exchange and secure a listing in the US, the Company expects to incur operating losses in future periods. These loses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, registration of products with regulatory bodies, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. The Company has a burn rate of approximately $45,000 per month. At this burn rate, the cash on hand of $356,127 as of June 30, 2007 will last approximately eight months and further fund raising will be required to continue operations. Also, the Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit and in the previous three years has had annual revenues for each of the years ended June 30 of $256,243 in 2007 $223,586 in 2006 and $239,271 in 2005. The Company sustained operating losses for each of the fiscal years ended June 30, 2007, 2006 and 2005 of $562,090, $380,026, and $798,028, respectively. The Company has sustained accumulated operating losses in its last audited year of operation in fiscal 2007 of $2,603,791. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.  The auditor’s report to the shareholders, dated October 17, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company’s financial statements been audited by US auditors, the Company may have received a “going concern” qualification. A “going concern” qualification, or the existence of a basis for such a qualification, could negatively affect the Company’s ability to raise capital.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

The Company’s future performance is dependent on key collaborators and a loss of any collaborators could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

The Company is dependent on Norwood Packaging Ltd. to manufacture its products to a standard that is accepted by Health Canada (Exhibit 4.b.). Although other manufacturers have been identified, they do not have the same familiarity as Norwood with the manufacturing of the Company’s products. If the Company had to switch manufacturers there would be a start-up period in which sales would be lost and revenues would drop. An agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China (Exhibit 4.c.)  has been transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China (Exhibit 4.g.). The relationship with He-Yi is important because registration and manufacturing of T36® Disinfectant in China depends on the successful completion of the required applications by He-Yi and acceptance of the registrations by the Chinese government agencies. At this time, the Company has no other agent working on its behalf in China. If He-Yi were to fail or go out of business, the Company would have to find another agent to represent its interests in China. This would delay the registrations in China and lead to reduced revenue expectations. The loss of  the services of Phigenics, LLC to assist with US product registrations would necessitate finding another collaborator to assist with registrations of the Company’s products with the Environmental Protection Agency (“EPA”) of the US  and with the marketing of the Company’s products to the customer base served by Phigenics.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company.  They will have the same obligations to the other companies in respect of which they act as directors and officers.  Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies.  Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company.  Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., a company listed on the TSX Venture Exchange, since September, 2002 and a Director of this same company since September, 2006. As a non-management Officer and Director of Bi-Optic Ventures Inc., Terrance Owen spends approximately four hours per month on the business of Bi-Optic Ventures Inc. since Bi-Optics is operationally inactive while seeking acquisition prospects. Terrance Owen controls a company, Duft Enterprises Corp., that owns the building in which the Company is located and the Company pays rent to Duft Enterprises Corp. Peter Chen is not a Director or Officer of any other company nor has Mr. Chen spent any time on other companies or on financial consulting for other companies since the Company completed the Qualifying Transaction in November, 2003. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company as at June 30, 2007, directly own 1,587,500 shares, which was 4.93% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

The Company’s T36® Disinfectant is composed of various chemicals that may pose risks due to flammability and possible health risks.

One of the main components of T36® Disinfectant is ethanol, which is flammable and, at a concentration of 95%, has a flash point (the minimum temperature at which the liquid produces a sufficient concentration of vapour above it that it forms an ignitable mixture with air) of 17 oC. T36® contains 70% ethanol which raises the flash point of T36® Disinfectant to 24oC. The transport and storage of T36® Disinfectant can pose a fire hazard if shipped or stored in sufficient quantities. The Company uses an independent warehousing company to store and ship T36® Disinfectant. The warehouse is fully equipped with fire suppression equipment according to the relevant regulations established by the municipal, provincial and federal governments. T36® Disinfectant is shipped by ground only in cases of 4 bottles holding 4 litres each or 12 bottles holding 0.48 litres. In these quantities, T36® Disinfectant is not classified as a “Dangerous Good” under Sections 1.15, 1.16 and 1.17 of the “Transportation of Dangerous Goods Act” administered by Transport Canada. As a result, no special regulations apply to the shipping of T36® Disinfectant by ground within Canada. There is no guarantee that special shipping regulations will not be applied to shipments of T36® Disinfectant in the future or in other jurisdictions, such as the United States.

Two potentially toxic components of T36® Disinfectant are present in low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). O-phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats). For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK), supplied as a 50% solution in water, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats). The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains Bitrex to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

Toxicology studies conducted for the company by Product Safety Labs (“PSL”), located in Dayton, New Jersey, have confirmed  that T36® Disinfectant has no harmful effects on animals except as reported below by PSL:

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

However, T36® Disinfectant  is classified as a moderate eye irritant.  Although T36® Disinfectant is not measurably toxic if used as directed, it is possible that regulations against these chemicals may become more restrictive and affect the ability of the Company to market its products in certain jurisdictions without additional warning labels. None of the chemicals present in T36® pose a serious threat to the environment and are biodegradable.  However, given the attention that any chemicals may attract from environmental groups, it is possible that negative publicity about these chemicals could affect the ability of the company to market itsproducts in certain jurisdictions. There are persuasive arguments and credible scientific evidence that is available to support the safety of T36® Disinfectant, but such an educational effort on the part of the Company would require funds to be spent and would affect the profitability of the Company.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales.

The key customers for which sales account for more than 10% of total revenues are:

•

Esthetics Plus, Inc.: A distributor to the beauty market with a contract (Exhibit 4.h.) that renews on an annual basis. The terms of the contract are summarized below in “Section 10.C, Material Contracts”.

•

Sinclair Dental Limited: A distributor to the dental market and a customer of the Company for nearly 4 years,

•

The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of the Company for nearly 4 years, VWR International: A distributor to the laboratory market and customer of the Company for nearly 4 years and

•

Product Distribution Centre: A distributor that is owned by the provincial government of BC, supplies the province’s public sector consumers within BC and a customer of the Company for nearly 4 years.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Qualifying Transaction

On November 13, 2003, the Company completed its Qualifying Transaction, which was the acquisition of the assets of API, a private company founded in 1996 and since renamed 513947 BC Ltd. (“513947”). The transaction was approved by the TSX Venture Exchange as a valid Qualifying Transaction.

The Company purchased the assets of API with 3,711,263 shares of the Company valued at 20 cents per share, for a total share value of $742,252.60, plus forgiveness of loans and accrued interest of  $57,747.40 advanced to API by the Company prior to completion of the Qualifying Transaction. The total transaction price of the Qualifying Transaction to the Company was therefore $800,000. The Company purchased only the assets and not the liabilities of API except for the trademark litigation undertaken by JohnsonDiversey Inc. against API. This litigation was subsequently settled and is discussed elsewhere. As a result of the asset purchase, API became the registered owner of the shares of the Company. The Company also acquired the intellectual property and $17,500 worth of inventory from API. The intellectual property consisted of one patent application, #PCT/CA2002/001284, “A wide spectrum disinfectant”, filed on August 20, 2002 under the Patent Cooperation Treaty (PCT), described in more detail below. two Drug Identification Numbers (“DIN’s”, i.e.,02245056 for T36® Disinfectant under its previous name, “Spritz” and 02231344 for the same product renamed, “Viralex” and subsequently renamed to “T36® Disinfectant”),  provided to the Company by Health Canada and the pending trademarks for “Viralex”, “T36” and a logo displayed with the name, “ALDA Pharmaceuticals”. (described under “Trademarks” in Section “4.B. Business Overview”), customer lists and contacts, products under development (also described in “4.B. Business Overview”), marketing materials, technical bulletins, and instructions for customers and technical studies.

The agreements that still remain in effect as a result of the asset purchase are the appended Voting Agreement and the Non-Competition Agreement.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Change of Business.

As a consequence of completing the Qualifying Transaction, The Company entered into the business of developing and marketing disinfectant products.

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still a British Columbia, Canada

The head office of the Company is located at 635 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A7. The Company’s telephone number is (604) 521-8300. The contact person is: Mr. Terrance Owen, President and CEO or Mr. Peter Chen, CFO and Secretary. The Company’s common shares have been listed for trading on the TSX Venture Exchange since July, 2001.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

T36® Disinfectant

The Company’s first product, a surface disinfectant called “Viralex” and subsequently renamed T36® Disinfectant, was launched in September of 2001. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. Based on the efficacy and toxicology studies described below, T36® Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces.  This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, walls, floors, windows, mirrors, scissors, nail clippers and other equipment used in beauty salons and spas, dental mirrors and other equipment in dental offices, and equipment used by firefighters, police and paramedics. T36® Disinfectant is also approved by the Canadian Food Inspection Agency (“CFIA”) for use in restaurants and other facilities where food is prepared.

Efficacy studies on T36®

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericide, virucide, fungicide or tuberculocide). In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against bacteria, fungi and viruses. The types of surfaces tested were hard, non-porous surfaces unless otherwise noted.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

An efficacy study, dated February 10, 1997, was conducted by British Columbia Research Inc. (Vancouver, Canada) under the supervision of Dr. Ernie Lee. The  organisms tested were four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), spores from one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus-1 and Poliovirus-1) in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate. Twenty five replicates of each organism at low levels, ranging from 38 to 177 cfu’s/ml (colony forming units/ml) were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that T36® Disinfectant was 100% effective against all five organisms after 10 minutes or longer contact times. At shorter contact times, the kill rate for all 5 organisms ranged from 95.5% to 97.2% after a 1 minute exposure and 98.7 and 99.0% after a 5 minute exposure.

1.

An efficacy study, dated June 6, 1997, was conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital.  Twenty replicates of Mycobacterium tuberculosis at approximately 107cfu’s/ml were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that the kill rate was 99.99997% (a reduction of log10 = 6.46) and 99.99998% (a reduction of log10 = 6.59)  after a 10-minute exposure. The requirement for a disinfectant to be designated as “Tuberculocidal” by Health Canada is a log10 reduction of 6.0 or greater.

2.

Efficacy studies were conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, and completed on February 23, 2000. The organisms tested were Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, Human Immunodeficiency Virus Type I, Herpes simplex Virus Type 1, Trichophyton mentagrophytes and Poliovirus Type 1, in compliance with test standards accepted by the Environmental Protection Agency (“EPA”) of the United States.

•

For each of the bacteria, Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, 180 replicates at 6.1 x106 cfu/ml (log10 = 6.79), 1.9 x 106 cfu/ml (log10 = 6.28) and 1.7 x 104 cfu/ml (log10 = 4.23), respectively, were dried on microscope slides and exposed to T36® Disinfectant for 3 minutes. For both Staphylococcus aureus and Pseumomonas aeruginosa, growth was observed on only 1 replicate out of 180. For Salmonella choleraesuis, none of the 180 replicates showed any growth. These results met the requirement that no more than 1 replicate out of 60 can show growth and T36® Disinfectant was deemed to demonstrate efficacy against all three bacteria.

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

•

For the fungus, Trichophyton mentagrophytes, twenty replicates at 4.6 x104 cfu/ml (log10 = 4.66), were dried on microscope slides. After being exposed to T36® Disinfectant for 3 minutes, none of the replicates showed any viral activity and T36® Disinfectant was deemed to demonstrate efficacy against Trichophyton mentagrophytes.

The above studies demonstrated that T36® Disinfectant was effective in inactivating polio viruses within 3 minutes and tuberculosis mycobacteria within 5 minutes. Polio and tuberculosis are benchmark micro-organisms because they are among the most difficult to kill with disinfectant products. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability. In order to make a virucidal claim and a tuberculocidal claim, a disinfectant product must demonstrate its ability to destroy the poliomyelitis type 1 virus, and Mycobacterium bovis or tuberculosis mycobacteria within a specified time. This is mandated in Canada by the Canadian General

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Standards Board, “Assessment of Efficacy of Antimicrobial Agents for Use on Environmental Surfaces and Medical Devices”, CAN/CGSB -2.161-97, p.4, and the Therapeutic Products Programme Guidelines on Disinfectant Drugs, 1999 Edition, Appendix II on page 23.

In all of the testing described above, controls were used to validate the testing protocols. A positive test result required complete inactivation of the tested viruses and complete efficacy against the fungi and bacteria as required by the U.S. EPA for disinfectant label claims. The results from BCRI demonstrated efficacy in excess of Log10 4.0 (i.e. 10,000 times reduction in micro-organisms) in compliance of the standards required in Canada. The tuberculocidal studies demonstrated results in excess of Log10 6.0 (1,000,000 times reduction in micro-organisms).

Toxicology studies

Toxicology is the study of the adverse effects of chemical, physical or biological agents on living organisms and the ecosystem, including the prevention and amelioration of such adverse effects. The toxicology studies listed below were conducted in the United States by Product Safety Labs in East Brunswick, New Jersey, USA and completed in November, 1999.

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

•

Acute Dermal Toxicity Study in Rats - This test determines the health hazards likely to arise from a short-term exposure to a substance from a single topical application to the skin. Two thousand

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

•

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

Dermal Sensitization Study in Guinea Pigs - This test determines the potential for a substance to produce sensitization after repeated topical applications. T36® Disinfectant was topically applied to twenty healthy test guinea pigs, once each week for a three week induction period. Twenty-seven days after the first induction dose, a challenge dose of T36® Disinfectant at its highest non-irritating concentration (100%) was applied to a new site on each guinea pig. Ten untreated animals were maintained under the same environmental conditions and treated with T36® Disinfectant at challenge only. Approximately 24 and 48 hours after each induction and challenge dose, the animals were scored for erythema (redness of the skin). Based on the results of this study, T36® Disinfectant is not considered to be a contact sensitizer.

~~There were no p-values nor statistical significance employed in the studies because such measurements are not required by Health Canada or the EPA and, therefore, are not part of the standard protocols. There were no further requirements for the Company to undertake further studies.  T36® Disinfectant’s Heath Canada Drug Identification Number (DIN) is 02231344.~~

There were no p-values nor statistical significance employed in the studies because such measurements are not required by Health Canada or the EPA and, therefore, are not part of the standard protocols. There were no further requirements for the Company to undertake further studies.  T36® Disinfectant’s Heath Canada Drug Identification Number (DIN) is 02231344.

The studies described above were conducted according to the requirements of the EPA. EPA registration of T36® has not been pursued to date and it is uncertain if EPA registration for T36® will be pursued in the future. However, if  the Company does decide to pursue EPA registration in the future, the following requirements apply.

Disinfectant products are classified by the EPA as pesticides under the authority of the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA). Federal law requires that, before selling or distributing a disinfectant in the United States, a registration, or license, must be obtained from the Environmental Protection Agency (“EPA”). The process of registering a pesticide is a scientific, legal, and administrative procedure through which EPA examines the ingredients of the disinfectant, how it is to be used, the amount, frequency, and timing of its use, storage and disposal practices and potential human health and environmental effects associated with use of the product. In order to accomplish this, potential registrants must generate scientific data necessary to address concerns pertaining to the identity, composition, potential adverse effects and environmental fate of each disinfectant. These data allow the EPA to evaluate whether a pesticide has the potential to cause harmful effects to non-target organisms and the environment including humans, wildlife, plants and surface water or ground water.

The tests required for EPA approval of a disinfectant are described above in the sections above entitled “Efficacy studies” and “Toxicology studies”. These tests adhere to the standards established by the AOAC (Association of Analytical Communities) International, an organization that provides over 3,000 analytical methods in its publication “Official Methods of Analysis of the AOAC International”. For disinfectants, such as T36® Disinfectant, the AOAC standards that apply include the AOAC Use-Dilution Method, the AOAC Germicidal Spray Products Test,  the AOAC Fungicidal Test and the AOAC Tuberculocidal Activity Method. Storage and stability studies and proof that the manufacturing process is reliable must also be provided to the EPA.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

After completion, the efficacy and toxicology studies are submitted to the EPA according to specific templates that are provided by the EPA and available on the website of the EPA. These templates ensure that the testing results are submitted in standard formats to facilitate the review of the information by the EPA.

A disinfectant can only be used legally according to the directions on the labeling accompanying it at the time of sale. Accordingly, the content of product labels is also subjected to review and must be approved by the EPA to ensure full and accurate disclosure of such matters as the concentrations of ingredients, instructions for use, precautions, any hazards to health or the environment, treatments for exposure, disposal instructions, manufacturer and the registrant.  Most states also conduct a review of the disinfectant label to ensure that it complies with federal labeling requirements and any additional state restrictions of use.

Once all of the tests and the label for a product have been approved by the EPA a "registration" or license that permits a disinfectant’s manufacture, distribution, sale, and use is granted. A manufacturer must have an EPA Establishment License because the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) requires that production of disinfectants be conducted in a registered “Pesticide-Producing Establishment”. In this case, “Production" includes formulation, packaging, repackaging, and re-labeling. Production in an unregistered establishment is a violation of the law. The EPA assigns a unique number to each establishment that produces any pesticide or device. Each company must submit EPA Form 3540-8 to request an establishment number. FIFRA requires that each producing establishment must place its EPA establishment number on the label or immediate container of each disinfectant, device or active ingredient produced.

After a disinfectant is registered by the EPA, the Company, its manufacturers, distributors and independent testing facilities must maintain full and complete records for review by the EPA if an inspection is required. These records include such matters as information on manufacturing, quality control of ingredients and finished goods, inventory, shipping, receiving and disposal.

Other products

The Company is also in various stages of development of other products including:

1.

"Ready to Use" Disinfectant Cleaner: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant).  It has also passed internal company efficacy testing.  This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36®  Disinfectant, but need a more economical  product.  The Health Canada DIN for this product is 02272989 The Company has not determined when manufacturing will be started or when revenues will be realized from this product. At the present time, there are no plans to conduct further testing or to register the product in any jurisdiction outside of Canada.

2.

Disinfectant Cleaner CONCENTRATE: This product has completed testing and is registered with Health Canada (DIN 02278820). For US sales, EPA registration is required at an estimated cost of  $100,000. Completion of the required US registration is dependent on financing. The EPA registration is projected to be completed 2 years after financing is available. International sales are important to the Company and delays in US registration could have a significant effect on future sales and cash flow, as well as allow competition to penetrate this market. It is not known when manufacturing will be started or when revenues will be realized from this product. At the present time, the Company is considering conducting further testing to satisfy the requirements of the EPA for disinfectant cleaners and applying for registration of the product in the United States. It is not certain when this testing will begin and the decision may be made not to proceed at all if sales in Canada do not seem to warrant the expense of seeking EPA registration.

3.

Hand Sanitizer:  In February 2006, the Company started marketing of its hand sanitizer product (Health Canada DIN 02247771) through its current distributors to existing customers.  Up to June 30, 2007, there have been sales of approximately $50,000 of this product. No further testing or registrations are planned.

4.

T36® Personal Disinfectant, T36® Disinfectant Wipes and "Ready to Use" Disinfectant Cleaner Wipes: These products have been designed for use by general public for cleaning and disinfecting their hands or hard surfaces. Development has been completed and both products are registered with Health Canada (DIN’s  02231344 and  02272989, respectively). No further testing or registrations are planned and no final

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

5.

product has been manufactured or marketed up to June 2007. It is not known when manufacturing will be started or when revenues will be realized from these products. Delays may cause reductions in anticipated revenue generation.

6.

Anti-viral Soap: The Company has developed an anti-viral, anti-bacterial soap.  As at June 30, 2007, no application has been filed for a Health Canada DIN and no product release date has been set. Testing for Health Canada or FDA approval will not occur until further progress has been made on other projects or, possibly, not at all. Further, completion of product registration and initiation of marketing activities is dependent on financing. Completion of these tasks is estimated to require at least within 3 years after financing.  This delay could allow competition to penetrate this market, which could reduce the revenue potential for this product.

7.

Microbicide Gel: This product has been formulated and now requires testing for efficacy and toxicity. It was developed as a personal lubricant to prevent the transmission of sexually transmitted infections (“STI’s”). The testing required to attain FDA approval of this product would be beyond the financial capabilities of the Company. Therefore, the Company intends to undertake some initial testing on its own after a suitable delivery system has been identified and the rights to that delivery system acquired. If initial testing is successful, it is most likely that the Company will need to identify a licensee or joint venture partner working in the area of STI prevention that can undertake further testing and market development. It is not known when the Company will start the initial testing, how much time it would take to complete the required testing for STI prevention, what costs would be involved or even if there are companies that would be interested in conducting this testing. Delays may allow competition to develop comparable products, which will make market penetration more difficult which would lead to reduced revenues from this product.

8.

Topical infection treatment: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold-like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company’s T36® formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete’s foot and toenail infections. This application of the T36® formulation must be tested against such conditions according to the requirements of the FDA, Health Canada and the European Medicines Agency and the Company intends to conduct such testing as soon as possible. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. However, the testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to reduced revenues.

9.

Hand hygiene products: The Company is planning on providing the T36® formulation in spray form and in gel form for hospital use as a hand sanitizer in nursing stations, patient rooms, hallways, washrooms, etc. and for sale to consumers through retail outlets. These applications of the T36® formulation must be tested for their ability to kill microorganisms on the skin of humans according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing. It is not known how much time it would take to complete the required testing for the hand hygiene products, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to reduced revenues.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

10.

Skin antiseptic and first-aid ointment: The Company is planning on providing the T36® formulation in liquid form with a biological dye in a suitable delivery system for use as pre-operative and pre-injection antiseptic in hospitals and clinics and in gel and spray form, without biological dye, as a first-aid ointment for use on cuts and scrapes to prevent infections. These applications of the T36® formulations must be tested for their ability to kill microorganisms on the skin of humans and in cuts and scrapes according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to reduced revenues.

11.

Vulvovaginal infections (“VVI’s”): The Company is planning on providing the T36® formulation in a form suitable for the treatment of all vulvovaginal infections including fungi, bacteria and, possibly, parasites and combinations of all fungal and bacterial infections. This application of the T36® formulation must be tested for its ability to resolve VVI’s according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time it is not known when the Company may be able to start such testing. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to reduced revenues.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

1.

Canada: In order to market and sell a disinfectant, which is classified as a drug in Canada, the product must be approved by Health Canada, a federal government department responsible for the oversight of drugs and certain other medical products. The Therapeutics Product Directorate (TPD) is the department of Health Canada that issues the DIN (Drug Identification Number) for registered products.  A company can apply for a DIN by submitting the appropriate fee, a draft label and, in most cases, copies of completed efficacy and safety studies to support the claims made on the label. The descriptions of the tests required for Health Canada approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies”. The TPD generally takes up to 12 months for review and completion prior to the issuance of a DIN. However, if further documentation or studies are required, the time taken to obtain approval for a new product can be longer.

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

Production facilities that manufacture an approved product must have an Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by a division of Health Canada.  Norwood Packaging Ltd. (“Norwood”), which produces the Company’s products under contract (see Exhibit 4.b.), has an Establishment License. The Company’s agreement with Norwood, dated September 29, 2005 (Exhibit 4.b.), requires Norwood to manufacture and store T36® Disinfectant for the Company in exchange for a percentage of sales made by the Company. The percentage paid to Norwood varies with the size of the order and for certain customers. Norwood also has a Right of First Refusal to manufacture other products for the Company under similar terms. The termination provisions of the agreement are standard commercial terms that include uncorrected breaches of the agreement, any form of insolvency on the part of Norwood or the Company, or 90 days written notice by either party. There is no specified expiry date for this agreement.

~~United States: In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use.  Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. The descriptions of the tests required for EPA approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies”. Any products with therapeutic claims or intended for use on humans are regulated by the FDA.  It is illegal to market and sell therapeutic products in the United States without an FDA or EPA registration. At some point in the future, the Company intends to undertake the processes in the United States to obtain FDA or EPA registration numbers.~~

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

~~The Company cannot say when, or even if, the proposed submissions to the EPA and the FDA will be completed.  The Company cannot predict the timing of FDA or EPA approval, if such approval can be obtained.~~

~~FDA product registrations may require the following tests for a topical therapeutic test substance, such as T36® Disinfectant.~~

2.

United States:  In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use.

EPA

Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. The procedures and tests required for EPA approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies” ” in the section entitled “T36® Disinfectant” under “4.B.Company Development”

FDA

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

FDA product registrations may require the following tests for a topical therapeutic test substance, such as T36® Disinfectant.

•

Time kill Evaluation – In these tests, dozens of different species of infectious micro-organisms are exposed to each of the active ingredients of a test substance and the complete test substance formula for periods of time ranging from 15 seconds to 30 minutes to determine the time required for each ingredient of a test substance and the complete test substance formulation to completely kill the selected species. The objectives of the testing are to determine the effective exposure times required for the test substance to be effective and if the individual ingredients have an additive, subtractive or synergistic effect.

•

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

•

In-vitro dermal test – This testing involves in-vitro preparation and contamination of pig skin that has been harvested from carcasses with bacteria to evaluate the methods of application of a test substance and the time of exposure to achieve the best anti-microbial results. The objective of the testing is to determine the methods that would be proposed for subsequent human trials.

•

Pilot Clinical Evaluation - This study evaluates the antimicrobial efficacy of a disinfectant in two different applications when used as patient preoperative skin preparation on 10 subjects.  A disinfectant must achieve a log10 microbial reduction of 3 or greater on skin of the groin and a log10 microbial reduction of 2 or greater on skin of the abdomen at ten minutes post-application. The objective of the testing is to obtain an preliminary evaluation of the efficacy of the test substance when used on humans.

•

Full pre-operative clinical evaluation - The study evaluates the immediate and persistent antimicrobial properties of a disinfectant when used as a preoperative skin preparation.  A known active control, e.g., 4% chlorhexidine, and a placebo, e.g., sterile saline, are also evaluated.  All treatments are

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

•

assessed for their potential to cause skin irritation.  One-hundred  subjects are screened in order to obtain at least forty subjects having sufficient number of resident bacterial flora to permit evaluation of the efficacy of the test products. The objective of this test is to further evaluate the efficacy of a test substance when used on humans.

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

•

Insult patch test – The objective of this test is to evaluate the effect, if any, of prolonged and repeated exposure of the skin to the test substance. The “Induction Phase” of this study incorporates the test substance into a series of patches that are applied to the skin of 50 subjects repeatedly for periods of time and then removed. After a rest period, new patches are applied. This process is repeated over a period of time with a number of new patches and after completion of this phase, the reaction of the skin is evaluated. The “Challenge Phase” takes place some time after application of the final induction patch. Challenge patches are applied to previously untested sites, adjacent to the original induction patch sites. The reaction of the skin is evaluated 24 to 48 hours after application and the subjects are asked to report any delayed reactions which might occur after the final challenge patch reading.21-day Cumulative irritation test – The objective of this test is similar to that of the insult patch test but assesses the irritation caused by topical products and chemicals over 21 days of continuous exposure of the skin. The test substance is incorporated into patches that remain on the skin for a period of time and are replaced from time to time to maintain continuous exposure to the skin.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

The three phases of clinical trials can require as long as 5-10 years to complete even for topical products. The total time required is dependant on the nature of the therapeutic, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the FDA. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application.  The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials,

3.

China: In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”).  The CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. The studies required by the CDC include the following tests.

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

On May 25, 2007, an Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China (Exhibit 4.c.), was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China (Exhibit 4.g.).On August 31, 2006, He-Yi received its certificate of approval from the Fujian Centre of  Disease Control for T36® Disinfectant after

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

European Union: On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) and assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

The Company also successfully trademarked the Company’s logo in Canada on July 16, 2004 and in the United States on January 18, 2005, also as a Principal Register mark.

Impairment of intellectual property

The Company purchased substantially all of the assets and undertakings of API, principally comprised of certain intellectual property rights of API related to T36 Disinfectant developed by API including certain drug identification numbers, trademark and patent applications, inventory, capital assets, the shares of ALDA Institute For Preventative Health Care Inc., a non-competition agreement, and certain contracts. The value placed on these assets was $540,000. In the financial statements, the intangible assets balance represents the carrying amount for the intellectual property and these assets were determined to have an indefinite life.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Principal markets and Potential Product Markets

At this time, the Company’s sales have principally been to:

“First Responder” organizations, including ambulance, fire fighters and police forces in Canada;

1.

Dental clinics; and

2.

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

1.

Esthetics Plus, Inc. (“EP”) is a distributor to the beauty market and is the only distributor with a formal agreement with the Company dated February 1, 2005 (Exhibit 4.h.). EP has exclusive distribution rights in the beauty industry across Canada, except that the agreement is not exclusive within the province of BC. The material terms of the agreement between the Company and EP are described below under “Item 10.C. Material Contracts”.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

2.

Sinclair Dental Limited is a distributor to the dental market and has been a customer of the Company for nearly 4 years.

3.

Product Distribution Centre (“PDC”) is a Crown Corporation of the Province of British Columbia, Canada, a distributor to the first responder market and has been a customer of the Company for nearly 4 years.

4.

The Stevens Company Limited is a distributor to the scientific and medical markets and a customer of the Company for nearly 4 years.

5.

VWR International is a distributor to the laboratory market and has been a customer of the Company  for nearly 4 years.

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

Canada, however, while it is a developed industrial economy, is not a particularly large market relative to economies such as the United States or China. To achieve profitability and increase sales substantially, the

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Some seasonality is observed with sales slowing down in the summer and over the Christmas period. No other factors seem to significantly affect sales on a quarterly basis. No new competitors have appeared in the market nor have any withdrawn from the market. Company Average Monthly Sales for the year ended June 30, 2007 were $ 21,353 compared to $18,632 per month for the year ended June 30, 2006 and $19,939 per month for the year ended June 30, 2005. The 7% drop in average sales in 2006 compared to 2005 was likely due to the timing of purchases by customers and the 15% increase in average sales per month in 2007 compared to 2006 was likely due to the timing of purchases and the addition of a Hand Sanitizer to the product line.

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

Advertising and Promotion

Advertising and promotion costs for the year ended June 30, 2007 were $12,766 compared to $12,169 and $27,685 for the year ended June 30, 2006 and 2005, respectively. Costs in this category were reduced significantly as the Company did not allocate as many resources to advertising in 2006 and 2007 as in the 2005 fiscal year.  The Company has put new efforts into attracting new customers by providing lectures, sending samples of T36® Disinfectant and literature to potential new customers and distributors rather than paying for journal advertising.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Conferences

Expenses for conferences were $12,035 for the year ended June, 2005 due to the Company’s representatives attending trade shows for purposes of marketing the Company’s products.  . These expenses dropped dramatically to $666 for the year ended June, 2006 and $20 for the year ended June, 2007 because the Company’s management made the decision that the return from attending the conferences was not sufficient..

Consulting & Management Services Fees

Consulting fees for the year ended June 30, 2007 were $308,600 as compared to $183,218, and $210,561 for the year ended June 30, 2006, and 2005 respectively.  The consulting fees primarily represent remuneration for management services provided to the Company by management services companies controlled by the Company’s President, Terrance Owen; its CFO and Peter Chen. The consulting fees were higher for the fiscal year ended June 30, 2007 because of increased product registration activities compared to 2005 and 2006 and $82,000 of stock-based compensation expenses being recognized in 2007 from the issuance of 3,530,000 stock options to consultants officers, directors and employees in 2007 compared to 300,000 options granted in 2005 and no options granted in 2006.Filing Fees

Filing fees were $21,544 for the year ended June, 2005, $22,834 for the year ended June, 2006 and $24,570 for the year ended June, 2007 due to the need for the Company to pay the regulatory bodies for such matters as the completion of private placements, the issuance of options, the filing of financial documents and the payment of annual listing fees.

Investor Relations

Investor relations costs were $90,779 for the year ended June 30, 2005, decreased to $52,808 for the year ended June 30, 2006 due to fewer investor relations activities taking place and increased again to $65,039 for the year ended June 30, 2007 due to the Company retaining Rhone Alternative Marketing Partners (“RAMP”) to raise funds in Europe for the testing and registration of the topical therapeutic applications of the Company’s T36® technology.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Product Development and Product Registration

Costs in these two categories are combined for purposes of this discussion. Costs in this category were $54,293 for the year ended June, 2005 and $18,377 for June 30, 2006.  In 2007, total costs incurred in this category were $42,617 and capitalized under patent application and development costs. Patent costs incurred during the year were capitalized with an amortization period of 20 years rather than expensed.  A new category has been added to the Balance Sheet to reflect this change in accounting practices.  Costs in this category include the fees paid to the regulatory consultants in Canada and the US to pursue the registration of the Company’s products in the United Kingdom and the United States. Costs spent on laboratory testing and intellectual property protection are also included in this category. Product registration refers to the registration of the Company’s products with Health Canada and to the patenting activities undertaken by the Company. The level of these activities varies from year to year as funds become available from external sources and may not be consistent.

Rent

Rent was $25,265 for the year ended June, 2005, $30,912 for the year ended June, 2006 and $28,371 for the year ended June, 2007.

Travel

Travel expenses were, $4,512 for the year ended June, 2005, $3,252 for the year ended June, 2006 and $10,259 for the year ended June, 2007. The travel expenses were higher in 2007 due to the President & CEO of the Company attending meetings arranged by RAMP in Europe for the purpose of raising funds..

Wages and Benefits

Wages and benefits were $97,389 for the year ended June, 2005, $75,903 for the year ended June, 2006 and $116,633 for the year ended June, 2007. Costs in this category include the wages paid for accounting and administrative assistance.  Expenses were higher for the year ended June, 2007 because of the stock-based compensation expense of $62,500 as result of 3,530,000 stock options to consultants officers, directors and employees.

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

5.B. Liquidity and capital resources

The Company had working capital of approximately $627,730 as of June 30, 2007.  As described below, the Company believes that it requires $337,270 in additional working capital to complete its planned business activities over the 18 month period ending on December 31, 2008.

Source of Funds for Fiscal 2008 and for Fiscal 2009

The Company’s primary source of funds since incorporation has been and continues to be through the issuance of common shares since sales revenues are not yet rising. As of June 30, 2007, the Company had a deficit of $2,603,791.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

o

Terrance Owen – President, CEO and Director:  President & Chief Executive Officer of Duft Biotech since May 2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, from December 1980 to April 2002; President of Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, from July 1995 to June 1998. Since September, 2002, Secretary of Bi-optic Ventures Inc. a company listed on the TSX Venture Exchange and since  September, 2006, a Director of Bi-Optic Ventures Inc.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2007 and previous years are detailed in Table No. 7 below:

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

_____________________________________________________________________________________

Table No. 8

Stock Option Grants to directors and officers in Fiscal 2006 Ended June 30, 2006 and Fiscal 2007 Ended June 30, 2007

_____________________________________________________________________________________

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Terrance Owen	250,000 300,000	7.34% 8.88%	$0.10 $0.12	08/02/2006 05/04/2007	08/02/2008 05/03/2009	$5,000 $21,000
Peter Chen	250,000 300,000	7.34% 8.88%	$0.10 $0.12	08/02/2006 05/04/2007	08/02/2008 05/03/2009	$5,000 $21,000
Linda Allison	150,000 200,000	4.44% 5.92%	$0.10 $0.12	08/02/2006 05/04/2007	08/02/2008 05/03/2009	$3,000 $14,000
William McCoy	50,000 200,000	1.48% 5.92%	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009	$1,000 $14,000
Eugene Hodgson	50,000 200,000	1.48% 5.92%	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009	$1,000 $14,000
Ron Zokol	150,000 50,000	4.44% 1.48%	$0.10 $0.12	08/02/2006 05/04/2007	08/02/2008 05/03/2009	$3,000 $3,500

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

The following table gives certain information concerning stock option exercises during Fiscal 2007 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Terrance Owen	250,000	13,750	$9,000/$0
William McCoy	0	0	$10,500/$0
Peter Chen	250,000	10,675	$9,000/$0
Ron Zokol	0	0	$9,000/$0
Linda Allison	150,000	8,250	$6,000/$0
Eugene Hodgson	0	0	$10,500/$0

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Table No. 10

Shareholdings of Directors and Senior Management

_____________________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options exercisable in 60 days
Common	Terrance Owen (2)	1,514,000	4.70%	300,000
Common	Linda Allison	25,063	0.08%	200,000
Common	Peter Chen	137,500	0.43%	300,000
Common	Eugene Hodgson	0	0.00%	250,000
Common	Ronald Zokol	205,748	0.64%	200,000
Common	William McCoy	0	0.00%	250,000
	Total Directors/Management	1,882,311	5.85%	1,500,000

 (1) Based on 32,192,404 outstanding as of June 30, 2007

 (2) Includes 64,000 shares owned by Patricia Genereaux, the spouse of Terrance Owen

_____________________________________________________________________________________

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan is included with this document as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of June 30, 2007, as well as the number of options granted to them.  There are outstanding stock options granted to consultants, scientific advisors and investor relations.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 11

Stock Options Outstanding

________________________________________________________________________________

	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	300,000	$0.12	05/04/2007	05/03/2009
Peter Chen	300,000	$0.12	05/04/2007	05/03/2009
Linda Allison	200,000	$0.12	05/04/2007	05/03/2009
Eric Lam	100,000 100,000	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009
Eugene Hodgson	50,000 200,000	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009
William F. McCoy	50,000 200,000	$0.10 $0.11	08/02/2006 04/12/2007	08/02/2008 04/12/2009
Ron Zokol	150,000 50,000	$0.10 $0.12	08/02/2006 05/04/2007	08/02/2008 05/03/2009
TOTAL	1,700,000
Allan Shapiro	300,000	$0.12	05/04/2007	05/03/2009
Brian Conway	40,000	$0.10	08/02/2006	08/02/2008
Mike Wilby	40,000	$0.10	08/02/2006	08/02/2008
Freeform Communications	100,000	$0.10	08/02/2006	08/02/2008
John Mooney	300,000	$0.10	08/02/2006	08/02/2011
Total Consultants, scientific advisors and Investor relations	780,000
Total Outstanding	2,480,000

________________________________________________________________________________

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2007, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3. only Allan Shapiro has restrictions on the voting rights of his shares.

Name	Number of Common Shares and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2007)	Options exercisable in 60 days
2007 Allan Shapiro(1)	4,269,192	13.26%	1,650,00
Terrance Owen(2)	2,589,000	8.04%	1,075,000

(1) Shares held by Allan Shapiro include 98,356 shares held by his spouse, Margaret Shapiro.

(2) Shares held by Terrance Owen include 64,000 shares held by his spouse, Patricia Genereaux.

The share ownership of both Allan Shapiro and Terrance Owen increased compared to 2005 and 2006 due to the issuance of 300,000 options each to both individuals during the 2007 fiscal year and the acquisition of 775,000 warrants by Terrance Owen and 1,650,000 warrants by Allan Shapiro pursuant to the private placement completed on June 7, 2007.

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

7.A.1.a.  Holdings By Major Shareholders.  Refer to ITEM #6.E and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights except as described in the Voting Agreement (Exhibit 3.a.) which is disclosed in Section 4.A., “History and Development of the Company.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

During the 2007 year, the Company incurred consulting fees of $120,000 (2006: $120,000; 2005: $134,000) to companies controlled by Terrance Owen, President & CEO and Peter Chen, CFO, both Directors of the Company.

During the 2007 year, the Company incurred premises rent of $28,371 (2006: $$30,912; 2005: $25,265) to a company controlled by Terrance Owen, President & CEO and a director of the Company.

As at June 30, 2007, of the $293,600 Subscriptions Receivable (2006: $nil; 2005: $nil) for the private placement that closed on June 7, 2007,  $55,000 (2006: $nil; 2005: $nil) was owing from Terrance Owen, President & CEO and $50,000 (2006: $nil; 2005: $nil) from Linda Allison, both Directors of the Company. Subsequent to the year ended June 30, 2007, both amounts were paid in full.

The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see “10.C. Material Contracts” for a summary of the agreement and Exhibit 4.a. for details of the agreement). William McCoy, a Director of the Company, is the Chief Technical Officer of Phigenics.

On January 1, 2004 the Company advanced $7,998 to API (now named 513947 BC Ltd. and controlled by Allan Shapiro) at an interest rate of 8% per annum and secured by 40,000 shares of the Company owned by API. On September 30, 2005, API repaid $7,000 to the Company.  At December 31, 2005, the Company received repayment of the remaining balance of $988. Interest of $1,137.31 was also paid on December 31, 2005.

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

7.C.  Interests of Experts and Counsel

---No Disclosure Required---

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Audited Financial Statements:

Fiscal 2006/2007 ended June 30, 2007 and Fiscal 2005/2006 ended June 30, 2007.

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

.Prior to the completion of the Qualifying Transaction, a company, JohnsonDiversey Inc., opposed a trademark application made in Canada by API and commenced legal proceedings during 2003 claiming damages in respect to alleged infringement of trademark. API had filed a Statement of Defence prior to the completion of the Qualifying Transaction. The Statement of Claim was subsequently amended to add the Company as a defendant in the action. On May 23, 2005, the Company entered into a settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred on May 30, 2005. The proceeds of the settlement, net of associated costs, as well as the costs associated with establishment of a new trademark, are recognized for accounting purposes in the 2006 year, when the Company's obligations under the settlement agreement are fulfilled. The Company has since renamed its lead product and it is now referred to as “T36® Disinfectant”

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

______________________________________________________________________________

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 11 and Table No. 13.--- Check tables for correct reference

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants:

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

The Company’s corporate constituting documents comprising the Notice of Articles and Articles are registered with the British Columbia Registrar of Companies under Incorporation No. BC0607937.  A copy of the Articles was filed as an Exhibit 1 with the Company’s initial registration statement on Form 20-F.

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

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value.  All of the common shares must be fully paid and are not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Shareholders are not entitled to cumulative voting.  Each common share carries with it the right

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

No Limitation on Foreign Ownership

There are no limitations under the Company’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares.

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if the Company is, or would thereby become, insolvent.

Voting Rights

Each of the Company’s common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes.  There are no cumulative voting rights applicable to the Company.

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

Directors – Number and Qualification

The Company’s Articles do not specify a maximum number of directors.  The minimum under British Columbia law for a public company is three.  The number of directors shall be the number of directors fixed by

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years. There are residency requirements and there is no mandatory retirement age either under the Articles or under the BCA.  Directors need not own any shares of the Company in order to qualify as directors.

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

Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest.  Directors’ compensation is not a matter on which they must abstain.  Directors’ borrowing powers are not generally restricted where the borrowing is in the Company’s best interests, but the directors may not authorize the Company to provide financial assistance for any reason where the Company is insolvent or the providing of the guarantee would render it insolvent.

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

Certain corporate changes or proposed transactions including amalgamation with another company, sale of substantially all of the Company’s assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require the consent of the holders of common shares by a special separate resolution but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder’s shares in cash if the required special resolution is actually passed and the Company elects to proceed with the matter notwithstanding receipt of dissent notices.  A notice of a shareholders meeting at which such a change or proposed transaction is intended to be considered must include a prominent notice of the dissent right.  Dissent provisions are governed by the BCA and not by the Articles of the Company.

Under the Articles, a special separate resolution requires a majority of three-quarters of the votes cast.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.  Shareholders meetings are governed by the Articles of the Company but many important protections and procedures are contained within the BCA and the Securities Act (British Columbia) and the Securities Act (Alberta) and the respective regulations and rules thereto and the policy statements, notices and blanket orders of the respective commissions of each of British Columbia and Alberta, together with the national policy statements, and national instruments applied by the such commissions (collectively, “Applicable Canadian Securities Law”).  The Articles provide that the Company will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting.  The BCA and Applicable Canadian Securities Law superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that the Company makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by Applicable Canadian Securities Law and includes the specifies relating to disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  The Company must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are dated no more than six months prior to such meeting.

Change in Control

The Company has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. The Company does not have any agreements which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in the Company’s material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The Articles of the Company do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to the Company’s shareholders.  There are no requirements under the BCA to report ownership of shares of the Company but Applicable Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Applicable Canadian Securities Law

Applicable Canadian Securities Law governs matters typically pertaining to public companies such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters.  All of the Company’s shareholders regardless of residence have equal rights under this legislation except as provided for in the Voting Agreement (Exhibit 3.a.).

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Starting on February 1, 2007, EP has agreed to minimum sales levels of 144 cases of products per quarter in Year 1, 180 cases per quarter in Year 2 and 216 cases per quarter in Year 3. Details on the amount of products per case are disclosed in Exhibit 4.h.

~~EP has agreed to minimum sales levels that are confidential.~~

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Phigenics (Exhibit 4.a.):

On August 9, 2005 the Company signed an agreement  appointing Phigenics, LLC to manage the registration of its products with the EPA Registration and assist with U.S. sales. Dr. William F. McCoy, Director is the Chief Technical Officer of Phigenics LLC.

Under the terms of the agreement, Phigenics LLC will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate..

The Company will: provide up to $32,000 (US) for registration fees and pay royalties to Phigenics LLC ranging from 7% in the first year to 1% in the 6th and 7th years and a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year. Neither the term nor the termination provisions of the agreement are defined.

Norwood: (Exhibit 4.b.)

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Disposition of Common Shares:

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditor for its financial statements for fiscal year ended 2007 was HLB Cinnamon Jang Willoughby, Chartered Accountants.  Their audit report for Fiscal 2006/2007 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit. For the preceding two years the auditor was Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants).  Their audit report for Fiscal 2005/2006 is included below.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Linda Allison, Eugene Hodgson and Peter Chen are members of the Company’s Audit Committee. Linda Allison and Eugene Hodgson are considered “independent” and ~~all three members are considered~~ “financially literate”, as those terms are defined in applicable securities legislation.

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

~~Peter Chen obtained a Diploma in Accounting from Douglas College in 1993. On graduation, he became a self-employed financial consultant. From November 2000 to October 2003, Mr. Chen was the Chief Financial Officer of Prospect Point Exploration & Management Services Ltd., a private company that provides mineral exploration consulting services. He was the President of Canadian Mineral Exploration Managing Consultants Inc., a private company that provides mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, from January 1997 to January 2000 and Chief Financial Officer from February 1994 to January 2000. Mr. Chen is currently a director of the Douglas College Foundation.  Mr. Chen is a founder of the Company and began working with the Company full time in November, 2003.~~

Peter Chen is considered to be an audit committee financial expert. Mr. Chen obtained a Diploma in Accounting from Douglas College in 1993. On graduation, he became a self-employed financial consultant. From November 2000 to October 2003, Mr. Chen was the Chief Financial Officer of Prospect Point Exploration & Management Services Ltd., a private company that provides mineral exploration consulting services. He was the President of Canadian Mineral Exploration Managing Consultants Inc., a private company that provides mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, from January 1997 to January 2000 and Chief Financial Officer from February 1994 to January 2000. Mr. Chen is

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

currently a director of the Douglas College Foundation.  Mr. Chen is a founder of the Company, has been its CFO since it’s inception in May, 2000 and began working with the Company full time in that capacity in November, 2003

ITEM 16B. CODE OF ETHICS

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

(1) Related to assurance and related services that are reasonably related to the performance of the audit and review of our financial statements and not included in the amounts noted under Audit Fees.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

---Not applicable---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

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

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2007,~~and~~ 2006 and 2005.

1.

Auditor’s Reports, dated October 17, 2007.

2.

Consolidated Balance Sheets at June 30, 2007 and June 30, 2006.

3.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2007, ~~and~~ 2006 and 2005.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

4.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2007, ~~and~~ 2006 and 2005.

5.

Notes to Consolidated Financial Statements.

(ii)  Audited Consolidated Financial Statements for the fiscal years ending June 30, 2006, 2005 and 2004.

1.

Auditor’s Reports, dated September 15, 2006.

2.

Consolidated Balance Sheets at June 30, 2006 and June 30, 2005.

3.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2006, 2005 and 2004

4.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2006, 2005 and 2004.

5.

Notes to Consolidated Financial Statements.

~~Documents pertaining to the Change of Auditors~~

~~1.~~

~~Consent Resolution of the Directors to accept the resignation of Berris Mangan, Chartered Accountants and to accept the appointment of HLB Cinnamon Jang Willoughby (“CJW”), Chartered Accountants as auditors.~~

~~2.~~

~~A Notice to Shareholders of Change of Auditor stating that there has been no “reportable events” as defined in National Instrument 51-102 of the Canadian Securities Administration;~~

~~3.~~

~~A letter of Berris Mangan, Chartered Accountants confirming, to the best of their knowledge, the statements contained in the Company’s Notice to Shareholders of Change of Auditors; and~~

~~4.~~

~~A letter of HLB Cinnamon Jang Willoughby (“CJW”), Chartered Accountants confirming, to the best of their knowledge, the statements contained in the Company’s Notice to Shareholders of Change of Auditor.~~

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, previously filed with the 2005 Form 20F as Exhibit 1.
2. Instruments defining the rights of holders of the securities being registered - See Exhibit Number 1

3. Voting Trust Agreement- dated November 13, 2003 between API, Allan Shapiro and Michael Wilby and an amendment to the agreement dated November 1, 2004.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

4.

Material Contracts

a.

Letter of Agreement with Phigenics LLC regarding US registration and distribution of the Company’s products dated July 21, 2005, previously filed with the 2005 Form 20F as Exhibit 4.a.;

b.

Production Agreement with Norwood Packaging Ltd., previously filed with the 2005 Form 20F as Exhibit 4.b.;c.  Product licensing and distribution agreement dated October 26, 2004 with Fuzhou Xinmei Biotech Co. Ltd., previously filed with the 2005 Form 20F as Exhibit 4.c.;

d.

Office Premises Lease Agreement, previously filed with the 2005 Form 20F as Exhibit 4.d.;

e.

Stock Option Plan, previously filed with the 2005 Form 20F as Exhibit 4.e.;

f.

Product licensing and distribution agreement dated August 1, 2004 with Linns Corporation Sdn Bhd of Malaysia, previously filed with the 2005 Form 20F as Exhibit 4.f.;

g.

Product licensing and distribution agreement dated October 26, 2004 with He-Yi She Ye Limited;

h.

Distribution agreement dated February 1, 2005 with Esthetics Plus, Inc, originally filed on December 3, 2008 and amended and re-filed on February 17, 2009

i.

Non-competition agreement dated November 13, 2003 with 513947 BC Ltd., Allan Shapiro and Michael Wilby.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A (the Company has only one subsidiary, Sirona Therapeutics Corp.)
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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 Telephone: 604-521-8300; Facsimile: 604-521-8322

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended

June 30, 2007 and 2006

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Director

         "Peter Chen"

Director

See accompanying notes to the financial statements

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

*See accompanying notes to the consolidated financial statements

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

*See accompanying notes to the consolidated financial statements

Supplementary information (Note 14)

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

•

$60,000 to 503213 BC Ltd., a company controlled by Dr. Terrance G. Owen, President & CEO, for services related to directing the technical aspects of research and development, product testing, domestic and international product registrations and intellectual property protection; negotiating and establishing

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2007

1.4

Results of Operations (continued)

Consulting (continued)

•

international marketing agreements; assisting with domestic and international sales and marketing strategies,

•

marketing materials, internet marketing and investor relations activities; directing the company’s legal and accounting professionals; advising officers and directors of company matters and ensuring that the regulatory requirements of the company are fulfilled.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

The revenues generated from the sale of T36® Disinfectant have been relatively consistent while a reduction in operating expenses has been realized. Resources spent in patenting, research and development, and product registrations have been capitalized with an amortization period of 20 years. The greater loss recognized in 2007 fiscal year was mainly due the non-cash stock options granted to certain officers, directors, consultants and an employee and increased consulting fees and wages.  No further impairment loss was recognized from the intangible assets as the intangible assets were determined to have a definite life of 20 years commencing July 1, 2006.   Prior to July 1, 2006, the intangible assets deemed to have an indefinite life subject to annual test of impairment.  $245,000 impairment loss on intangible assets was incurred for the fiscal year 2005 which reduced the carrying value of the intangible assets to $116,000. No further impairment loss was recognized for the fiscal year 2006.  In connection with the settlement of legal disputes, the Company recognized a net gain of $10,545 and $37,383 in fiscal years 2007 and 2006, respectively.  Total assets were increased over the quarters as a result of receiving external funding from the private placements. All resources will be used in marketing, product development, intellectual property protection and the other requirements of an operating company that is introducing a new technology and products to the market

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents.  Such amounts are charged as an expense in the period

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------

“Forging strong relationships. Providing clear business advice”

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

Vancouver, Canada September 15, 2006

BERRIS MANGAN ELLIOTT SHIKAZE GALBRAITH AXWORTHY INFANTI A PARTNERSHIP OF INCORPRATED PROFESSIONALS	1827 West 5th Avenue Vancouver, BC V6J 1P5 604.682.8492 tel 604.683.4782 fax www.berrismangan.com

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

“Forging strong relationships. Providing clear business advice”

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

Vancouver, Canada September 15, 2006

BERRIS MANGAN ELLIOTT SHIKAZE GALBRAITH AXWORTHY INFANTI A PARTNERSHIP OF INCORPRATED PROFESSIONALS	1827 West 5th Avenue Vancouver, BC V6J 1P5 604.682.8492 tel 604.683.4782 fax www.berrismangan.com

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

 ALDA PHARMACEUTICALS CORP.  1.

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

AS AT JUNE 30

	2006	2005
ASSETS
Current Assets
Cash and equivalents	$ 28,480	$ 71,663
Receivables	29,056	32,105
Inventory	31,280	43,668
Prepaids	3,857	12,989
Note receivable (Note 5)	-	7,988

	92,673	168,413

Property and Equipment (Note 6)	8,199	16,480

Intangible Assets (Note 7)	116,000	116,000

	$ 216,872	$ 300,893
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 59,504	$ 29,865
SHAREHOLDERS' EQUITY

Share Subscriptions Received (Note 8a)	25,000	-

Share Capital (Note 8b)	2,094,770	1,856,285

Deficit	(2,041,701)	(1,663,400)

	157,368	271,028

	$ 216,872	$ 300,893

Commitments (Note 12)

Approved By The Directors

         "Terrance Owen"

Director

         "Peter Chen"

Director

See accompanying notes to the financial statements

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

 ALDA PHARMACEUTICALS CORP.  2.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30

	2006	2005	2004

Sales	$ 223,586	$ 239,271	$ 111,363

Cost Of Sales	142,379		150,075

Gross Profit (Loss)	81,207	89,196	(11,479)

Expenses
Advertising and promotion	12,169	27,685	26,456
Amortization	8,281	8,217	4,382
Conferences	666	12,035	11,437
Consulting (Notes 14(a) and (c))	183,218	210,561	224,622
Filing fees	22,834	21,544	20,262
Interest and bank charges (Note 14(d))	1,568	1,685	2,055
Investor relations	52,808	90,779	59,038
Legal and accounting	63,178	57,833	45,763
Office and miscellaneous	25,450	30,426	28,564
Product development	-	-	2,100
Product registration	18,377	54,293	38,280
Rent (Notes 14(b))	30,912	25,265	21,562
Travel	3,252	4,512	6,402
Wages and benefits	75,903	97,389	45,660

	498,616	642,224	536,583

Loss before other items	(417,409)	(553,028)	(548,062)

Impairment loss on intangible assets (Note 7)	-	(245,000)	(179,000)
Gain (loss) on legal settlements (Note 10a)	37,383	-	(10,000)

Loss from operations	(380,026)	(798,028)	(737,062)

Interest income	1,725	1,727	5,583

Loss For The Year	(378,301)	(796,301)	(731,479)

Deficit, Beginning of Year	(1,663,400)	(867,099)	(135,620)

Deficit, End of Year	$ (2,041,701)	$ (1,663,400)	$ (867,099)

Basic and diluted loss per share	$ 0.02	$ 0.06	$ 0.08

Weighted average number of shares outstanding	17,857,709	13,663,856	9,027,179

See accompanying notes to the financial statements

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

 ALDA PHARMACEUTICALS CORP.  3

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30

	2006	2005	2004

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$ (378,301)	$ (796,301)	$ (731,479)
Items not involving cash:
Amortization	8,281	8,217	4,382
Stock-based compensation (Note 8(d))	1,156	16,237	23,701
Impairment loss on intangible assets	-	245,000	179,000

	(368,864)	(526,847)	(524,396)

Changes in non-cash working capital items:
Decrease (increase) in receivables	3,049	22,544	(39,729)
Decrease (increase) in inventory	12,388	101,248	(129,916)
Decrease (increase) in prepaids	9,132	(984)	(12,005)
Increase (decrease) in accounts payable and accrued liabilities	29,639	(677)	(49,414)

	(314,656)	(404,716)	(755,460)

Investing Activities Deferred acquisition costs	-	-	(45,555)
Purchase of property and equipment	-	(642)	(26,617)
Advances of note receivable	-	-	(44,520)
Repayments of note receivable	7,988	-	35,012

	7,988	(642)	(81,680)

Financing Activities Share subscriptions received (refunded)	25,000	-	(39,295)
Loan advances received (repaid)	-	-	(23,604)
Issuance of share capital (net of issue costs)	238,485	250,870	1,086,854

	263,485	250,870	1,023,955

Decrease in Cash and Equivalents	(43,183)	(154,488)	186,815

Cash and Equivalents, Beginning of Year	71,663	226,151	39,336

Cash and Equivalents, End of Year	$ 28,480	$ 71,663	$ 226,151

See accompanying notes to the financial statements

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

 ALDA PHARMACEUTICALS CORP.  4

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

 ALDA PHARMACEUTICALS CORP.  5

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

The carrying amount of Intangible Assets was determined as follows:

Original purchase cost (Note 9)

$

540,000

Impairment loss in 2004

(179,000)

Balance at June 30, 2004

$

361,000

Impairment loss in 2005

(245,000)

Balance at June 30, 2005 and 2006

$

116,000

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

(5) Exercisable until September 15, 2006, granted pursuant to private placement (Notes (b)(iv))

(6) Exercisable until September 15, 2006, granted pursuant to private placement (Note (b)(iv))

(7) Exercisable until December 22, 2006, granted pursuant to private placement (Note (b)(v))

(8) Exercisable until June 22, 2007, granted pursuant to private placement (Note (b)(v))

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

9.

Asset Purchase Agreement (continued)

The purchase cost was determined based on estimated fair value of assets acquired, allocated as follows:

Intangible assets (intellectual property)

 $   540,000

Inventory

   15,000

Total

$   555,000

The corresponding amounts assigned to consideration given by the Company for the assets purchased were as follows:

Cash (transaction costs)

$

219,796

Loan due from ALDA

57,747

Share capital - sponsor

15,000

Share capital - vendor

262,457

$

555,000

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia,V3M 1A7 Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

for the year ended June 30, 2006

October 27, 2006

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

1.1

Date

This Management Discussion and Analysis (“MD&A”) is dated October 27, 2006 and should be read in conjunction with the consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the financial year ended June 30, 2006. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

1.2

Overall Performance

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd. formerly ALDA Pharmaceuticals Inc. (“the Qualifying Transaction”) and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”).

ALDA has developed a family of wide spectrum, non-toxic, non-corrosive, biodegradable infection control products based on its patent pending T36® technology. The emergence of SARS, Norwalk Virus and new strains of influenza have created a market demand for a highly effective, non-toxic and environmentally friendly disinfectant. ALDA’s first product, T36® Disinfectant has been tested on over 50 infectious bacteria, viruses and fungi. T 36® Disinfectant kills on contact and is virtually 100% effective in destroying all of them, including HIV, Polio, Legionella and the Norwalk-like virus, within a 3-minute period and Tuberculosis within 5 minutes. T36® Disinfectant has been approved by Health Canada for use as a hospital grade, surface disinfectant and by the Canadian Food Inspection Agency (CFIA). T36® Disinfectant is available through distributors in Canada, the EU and the worldwide web to consumers internationally. The ability to kill Polio and TB means that T36® Disinfectant is also acknowledged to be effective against all bacteria and virus including Avian Flu, SARS, Norwalk Virus, HIV, Legionella and Hepatitis.

The market for disinfectant products is competitive.  Competitors are already well established in the market for disinfectant products.  The introduction of a new product into an existing market can be met with aggressive marketing, price cutting and distribution impediments by competitors.  To obtain market share, the Company must penetrate a market with established competitors and to obtain sufficient recognition to be able to displace existing disinfectant products.  Substantial funds will have to be spent on marketing and education.  Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company.

Market knowledge of the ALDA name is limited.  ALDA will need to devote considerable resources to educate new markets about the Company products it offers.  In establishing new markets, the Company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the Company.  ALDA also faces significant costs and risks associated with the protection and exploitation of its intellectual property.  Competitors with significantly more resources may have an advantage over the Company in terms of the establishment, protection and exploitation of patents and other intellectual property.  All of these factors are material to the Company and its business.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

1.3

Selected Annual Information

Year Ended On	June 30, 2006	June 30, 2005	June 30, 2004
Revenue(1)	$225,311	$240,998	$116,946
Net Loss	$378,301	$796,301	$731,479
Loss Per Share	$ 0.02	$ 0.06	$ 0.08
Diluted Loss Per Share	$ 0.02	$ 0.06	$ 0.08
Total Assets	$216,872	$300,893	$830,764
Long-Term Liabilities	$ 0	$ 0	$ 0

(1)Sales plus Interest Income

During the year ended June 30, 2006, cash decreased by $43,183 to $28,480 compared to $71,633 at the year ended June 30, 2005. The operating losses of $380,026 were offset by two completed rounds of financing. Current assets declined by $75,740 from $168,413 on June 30, 2005 to $92,673 on June 30, 2006. This 45% reduction in current assets was due to a $43,183 decrease in cash, a $3,049 decrease in receivables, a $9,132 decrease in prepaid expenses and a $12,388 decrease in inventory as a result of sales.  Current liabilities, consisting of accounts payable and accruals, were increased by $29,639 from $29,865 to $59,504 on June 30, 2006.

1.4

Results of Operations

Sales

For the year ended June 30, 2006 sales were $223,586 compared to $239,271 for the year ended on June 30, 2005 and $111,363 for the seven and one-half month period from November 14, 2003, after completion of the Qualifying Transaction, to June 30, 2004. Sales were generated in 2005 and 2006 were from the sale of the company’s surface disinfectant, T36® Disinfectant, through its distributors to the first responders, dental and beauty markets. In 2006, the Company also introduced T36® Hand Sanitizer which is also being sold through the same distributors.

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

Gross Profit (Loss)

In 2006, a gross profit of $81,207 was attained, which was in line with the gross profit of $89,196 or 37% in 2005. A loss of $11,479 was encountered for the seven and one-half month period from November 14, 2003, after completion of the Qualifying Transaction, to June 30, 2004.

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

Consulting

Consulting fees for the year ended June 30, 2006 were $183,218 compared to of $210,561 and $224,622, respectively for the years ended June 30, 2005 and 2004. The remuneration of the executives of the company for services provided through their consulting companies was as follows.

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

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

1.4

Results of Operations (continued)

Consulting (continued)

•

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

•

$60,000 to 680806 BC Ltd., a company controlled by Dr. Allan Shapiro for advising on and assisting with research and development, marketing and sales, product testing, domestic and international product registrations and intellectual property protection and attending conferences, conducting seminars and training sessions and providing presentations at conferences.

Investor relations

The investor relations activities amounted to $52,808 for the year ended June 30, 2006 of which $20,300 went to Freeform Communications Inc.  Since January 7, 2004, the date the first investor relations contracts were established, Freeform Communications Inc., received $41,000 for the full 12 months of the 2005 fiscal year and $25,688 for the 6 months of the 2004 fiscal year. E-Vestor Relations received $14,906 for the services provided from June 30, 2005 to December 16, 2005.  During 2005 fiscal year and 2004 fiscal year, E-Vestor received $29,419 and $40,000 respectively. $1,156 was booked as a non-cash expense for stock options granted to E-Vestor. On November 17, 2005, the company engaged the services of Insight Financial Marketing Network Inc. to provide investor relations services. $15,000 was paid to Insight Financial Marketing Network Inc. during the 2006 year. Other investor relations expenses incurred during the 2006 fiscal year were $2,190.24 and $412.00 for the dissemination of news releases provided by Canada Newswire and CCN Matthews respectively.

Legal and accounting fees

Legal and accounting fees were $63,178 for the year ended June 30, 2006 compared to $57,833 and $45,763 for the year ended June 30, 2005 and 2004 respectively.  Accounting fees primarily consisted of the cost of the year-end audits and for reviewing the quarterly statements. Legal fees in 2006 included costs for closing of private placements, the completion of legal action against a competitor as announced by the company in a news release dated September 5, 2006, preparing a 20F filing and preparing legal documents for the technology licensing agreement between ALDA and Sirona Therapeutics Corp, the subsidiary of ALDA.  The major legal expense incurred in 2005 fiscal year was the settlement of the trademark dispute in between ALDA as announced in a press release dated May 30, 2005.  In the 2004 fiscal year, legal costs were incurred for closing the Qualifying Transaction, the Financing associated with the Qualifying Transaction, required regulatory filings and litigation involving a competitor as announced in new releases issued by the company on May 14, 2004 and June 30, 2005.

Product registration

Total costs incurred in this category for the year ended June 30, 2006 was $18,377, compared to $54,293 and $38,280 in the fiscal year ended June 30, 2005 and 2004 respectively. Costs in this category include the fees paid to the regulatory consultants in Canada and the US to pursue the registration of the company’s products in the United Kingdom and the United States. Costs spent on laboratory testing and intellectual property protection are also included in this category.

Wages and benefits

Wages and benefits were $75,903 for the year ended June 30, 2006 compared to $97,389 for the year ended June 30, 2005 and $45,660 for the year ended June 30, 2004. The wages were paid for accounting and administrative assistance and to sales and marketing staff. The wages for 2004 represent roughly half of that since no employees were hired until half way through the 2004 fiscal year.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

Loss from operations

The loss from operations was $417,409 for the year ended June 30, 2006 compared to $553,028 for the year ended June 30, 2005 and $548,062 for the year ended June 30, 2004. Having tighter cost control systems in place in the 2006 fiscal year, ALDA successfully reduced the loss by 24% compared to 2005 fiscal year. The greater losses for the years ended June 30, 2004 and 2005 were mainly due to the costs associated with taking over the business acquired through the Qualifying Transaction. Many initiatives were taken to establish a basis for further growth of the company, including expanding the patent portfolio of the company, protecting the trademarks, seeking expert advice on product regulatory issues, undertaking laboratory tests of T36® Disinfectant against new micro-organisms, preparing marketing materials, evaluating manufacturing requirements, undertaking inventory production, seeking out new distributors and customers and other actions expressly intended to increase sales of the company. The losses are also associated with significant one-time costs associated with completion of the Qualifying Transaction the Financing. Comparing to the 2005 fiscal year, 2006 fiscal year sales of T36® Disinfectant decreased somewhat due to less marketing and promotion while expenses decreased by approximately 22%. Management remains committed to launch new products, such as the T36® Disinfectant Cleaner CONCENTRATE, in the foreseeable future as announced in a news release on May 17, 2005. The pursuit of the new products requires the Company to invest continuously in product development, foreign registrations and intellectual property protection.

Other income (Loss)

Interest income earned from the deposits for the year ended June 30, 2006 was $1,725 compared to $1,727 and $5,583 in the same periods in 2005 and 2004, respectively.

As of June 30, 2006, the intangible asset of the Company was $116,000.  No impairment loss has been recognized for the 2006 year as the management of the Company anticipated that the net recoverable amount of the intangible asset exceeds the carrying value; the anticipation was based on the revised calculation of the future cash flows. Originally estimated at $540,000, the intangible asset was written down to $361,000 in 2004 and to $116,000 in 2005 due to the devaluation of the assets purchased by the company for its Qualifying Transaction. The devaluation reduces only the intangible assets of the company and sets up a future tax asset that can be carried forward.

During the 2005 fiscal year, the Company entered into a settlement agreement with the claimant, whereby the Company agreed to terminate the use, and application for registration of, the trademark “Viralex”. The settlement agreement required the Company to liquidate its inventory of goods bearing the trademark within twelve months from the date of the agreement in all advertising and other promotional means. In connection with the settlement of the trademark depute, a gain of $37,383 ($30,000 US), previously held by the Company’s lawyer, was recognized the Company and reported in the Statement of Operations and Deficit as a gain on legal settlement for the 2006 year. The “Loss on legal settlement” in 2004 was for $10,000 paid to a competitor for damaging statements published on the web site of a manufacturer’s representative engaged by ALDA to work with the company’s distributors. As a result, the relationship with the manufacturer’s representative was terminated. The information was previously disclosed in a news release published by the company on May 14, 2004.

Loss for the year

The loss for the year ended June 30, 2006 was reduced by 52% to $378,301; a loss of 2 cents basic and diluted per share comparing to the loss of $796,301, a loss of 6 cents per basic and diluted share for the year ended June 30, 2005 and a loss of $731,479 for the year ended June 30, 2004, a loss of 8 cents per basic and diluted share. The substantial losses in 2005 and 2004 included write-down of the intangible assets acquired through the Qualifying Transaction of $179,000 for 2004 and $245,000 for 2005. Losses for 2004 also included a payment of a $10,000 legal settlement with a competitor.

Use of proceeds

The estimated use of proceeds from the private placement as described in a news release issued on November 17, 2005 is provided below. The financing was closed on December 22, 2005.

Purpose	Proposed use of funds	Estimated use of funds to date	Variance to date
Net proceeds of the Financing	$195,800	$50,405	$145,395
New Product Introductions	$155,800	$ 39,405	$116,395
U.S. securities fees and expenses	$40,000	$11,000	$29,000

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

1.5

 Summary of Quarterly Results.

Quarter ended	Jun/06	Mar/06	Dec/05	Sep/05	Jun/05	Mar/05	Dec/04	Sep/04
Revenue	58,736	48,035	61,446	57,094	75,210	46,645	54,748	64,395
Net loss	67,371	118,084	137,213	55,633	370,908	134,638	150,040	140,715
Loss/share	0.00	0.01	0.01	0.00	0.03	0.01	0.01	0.01
Diluted Loss/share	0.00	0.01	0.01	0.00	0.03	0.01	0.01	0.01
Total assets	216,872	207,800	312,192	237,141	300,893	678,887	565,527	687,826

The revenues generated from the sale of T36® Disinfectant have been relatively consistent while a reduction in operating expenses has been realized. Resources spent in patenting, research and development, and product registrations have declined as these tasks have been largely completed or are in the registration or review process. The greater loss recognized in 2005 fiscal year was mainly due to an impairment loss of $245,000 on intangible assets. Since the arrangement of the Qualifying Transaction, the intangible assets were written down to $116,000 from the initial value of $540,000. With the revised cash flow projection provided by the management of the Company, the estimated net recoverable value of the intangible asset exceeded its carrying value; therefore, no further impairment loss was recognized for the fiscal year 2006.

Due to the one time impairment loss of $245,000 in June 30, 2005, total assets of the Company were reduced.  Total assets were increased over the quarters as the Company received external funding from the private placements. All resources were invested in marketing, product development, intellectual property protection and the other requirements of an operating company that is introducing a new technology and products to the market.

1.6

Liquidity

Although the company generates revenues from the sale of its lead product, T36® Disinfectant, sales are still occurring only in Canada. Approvals have been obtained for T36® Disinfectant in the European Union and Malaysia, other approvals are pending in Asia and a distributor in China is seeking approval there. The company now has trained staff in place to undertake sales and marketing initiatives in Canada and internationally as opportunities arise. The company is also focused on developing, testing, patenting, and introducing new products to the market and seeking licenses or partners for certain applications of the T36® technology. The first new product to be introduced is T36® Disinfectant Cleaner CONCENTRATE as announced by the company in a news release dated May 17, 2005. Management is also evaluating the possibility of acquiring technologies that are complementary to T36® and launching similar type of products lines in the subsequent future. It is expected that the company will need to undertake further financings.

1.7

Capital resources

Over the year, the Company raised a total of $250,800 by selling a total of 5,016,000 Units of the Company’s at a price of $0.05 per Unit. Each Unit consisted of one Common Share of the Company and one Warrant that entitles the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date. Financing costs of $12,315 were incurred in the connection of the private placements. The net gross proceeds of $238,485 were to be used for working capital, a 20F filing in the US and new product introductions. As of June 30, 2006, the Company had 20,800,404 outstanding common shares of the Company. Six million warrants priced at $0.235 expired during the 2006 fiscal year, leaving a total of 8,236,500 outstanding warrants exercisable at an exercise price range of $0.10 to $0.20 before the date of expiration. On April 14, 2005, the company proposed to revise the price of the $0.30 Warrants to $0.20 and extend the expiry date to November 13, 2005. On May 4, 2005, the company announced that the TSX Venture Exchange had permitted the extension of 6,000,000 of the Warrants and would allow these Warrants to be re-priced to $0.235. The TSX Venture Exchange did not allow 200,000 Warrants priced at $0.30 or 900,000 Warrants priced at $0.20, held by Canaccord Capital Corporation as compensation for the Financing, to be extended and these Warrants expired on May 14, 2005. All amended warrants relating to the reduction in exercise price expired unexercised. There are 237,647 Options priced at $0.17 that expire on July 31, 2006, 100,000 Options priced at $0.20 that expire on August 1, 2006, 100,000 Options priced at $0.20 that expire on December 22, 2006, 20,000 options priced at $0.20 that expire on February 28, 2007 and 80,000 priced at $0.20 that expire on April 4, 2007.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

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

1.9

Transactions with Related Parties

For the year ended June 30, 2006, certain transactions with related parties are detailed in Section 1.4, “Results of Operations” under the paragraph entitled “Consulting”.

Rent of $30,912 was paid to Duft Enterprises Corp., a company controlled by Terrance G. Owen, President  & CEO.

1.10

Fourth Quarter, 2006

For the quarter ended June 30, 2006, revenues were $58,736 compared to $75,210 for the same quarter in the previous year during which sales were higher than average.

After completing the startup phase of operations and establishing appropriate cost control measures, the operating expenses incurred by the Company over the fourth quarter ended June 30, 2006 were reduced to $89,572 compared to $159,293 for the same quarter in the previous year. No further impairment loss on intangible assets was recognized in the fourth quarter of 2006.

During the fourth quarter ended June 30, 2006, there were no extraordinary events that affected the company. Sales for the quarter were close to the average sales recorded per quarter for the last two years. A private placement for $55,000 was completed on June 27, 2006. There were no significant year-end adjustments except that approximately $12,000 was reallocated from accrued liabilities and legal expenses to share issuance costs.

1.11

Proposed transactions

The company is not aware of any proposed transactions requiring disclosure.

1.12

Critical Accounting Estimates

The company is a venture issuer and is not required to provide critical accounting estimates.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

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

1.14

Financial Instruments

The Company's financial instruments consist of cash and equivalents, receivables, note receivable, accounts payable and accrued liabilities, and loan payable. The fair value of these instruments approximates their carrying values except where otherwise noted. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2006

1.15

Other MD&A Requirements

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

(b)

Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at June 30, 2006:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	20,800,404

Each class and series of securities for which there are

securities outstanding if the securities are convertible into,

or exercisable or exchangeable for, voting or equity

securities

Stock Options

Warrants

Convertible Debentures

537,647 8,236,500 0
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares	8,774,147

1.16

Subsequent Events to June 30, 2006

(a)

The Company announced in a news release dated September 13, 2006 that a non-brokered private placement of 1,430,000 units of the Company had been completed at a price of $0.05 per unit, for gross proceeds of $71,500.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of 12 months from the date of issuance of the warrants.

(b)

Subsequent to June 30, 2006, options to acquire 237,647 common shares of the Company at a price of $0.17 per share and options to acquire 100,000 common shares of the Company at a price of $0.20 per share expired unexercised.

(c)

The Company announced in a news release dated August 4, 2006 that options to acquire 1,580,000 common shares of the Company at a price of $0.10 per share, exercisable for a period of two years, were granted to certain directors, employees and consultants of the Company, subject to regulatory approval.  Options to acquire 300,000 common shares of the Company at a price of $0.10 per share, exercisable for a period of five years subject to certain vesting provisions, were granted to a consultant of the Company, subject to regulatory approval.

(d)

During the 2005 year, the Company commenced legal action against the competitor described in Note 10(a), unrelated to the settlement, with respect to certain alleged defamatory statements made by the competitor after the settlement was completed.  The claim was settled effective July 12, 2006, by an agreement under which the Company was to receive an amount of $15,000 from the competitor. The Company announced in a news release dated September 5, 2006 that the settlement amount had been paid. The proceeds of the settlement, net of associated costs, will be recognized in the Statement of Operations for the 2007 year.

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F A and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: February 17, 2009	ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Date:  February 17, 2009

/s/     Terrance Owen

Terrance Owen, Chief Executive Officer

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

Date:  February 17, 2009

/s/    Peter Chen

Peter Chen, Chief Financial Officer

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

/s/ Terrance Owen

Terrance Owen

Chief Executive Officer

February 17, 2009

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

/s/ Peter Chen

Peter Chen

Chief Financial Officer

February 17, 2009

Alda Pharmaceuticals Corp. 2007 20F/A

------------------------------------------------------------------------------------------------------------------------------------------------------------