Form 20-F
period 2008-06-30
ALDA Pharmaceuticals Corp.
filed 2009-03-27
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[

]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  X

]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2008

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

None

(Title of Class)

ALDA Pharmaceuticals Corp. 2008 20F

Page i
------------------------------------------------------------------------------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

49,511,799 common shares

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

Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2008 unless an earlier or later date is indicated.

ALDA Pharmaceuticals Corp. 2008 20F

Page ii
------------------------------------------------------------------------------------------------------------------------------------------------------

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

ALDA Pharmaceuticals Corp. 2008 20F

Page iii
------------------------------------------------------------------------------------------------------------------------------------------------------

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Part I                                                   Page

Part II

Part III

Item 17.	Financial Statements	81
Item 18.	Financial Statements	82
Item 19.	Exhibits	82

ALDA Pharmaceuticals Corp. 2008 20F

Page iv
------------------------------------------------------------------------------------------------------------------------------------------------------

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review of Prospects”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2008 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Terrance G. Owen 635 Columbia Street New Westminster, BC, Canada V3M 1A7	62	May 30, 2000
Peter Chen (1) 635 Columbia Street New Westminster, BC, Canada V3M 1A7	46	May 30, 2000
Eugene Hodgson (1) 1400 – 601 West Hastings Street Vancouver, BC, Canada V6B 5A6	52	October 12, 2004
Linda Allison (1) 3074 Spencer Place West Vancouver, BC, Canada V7V 3C9	61	June 30, 2003
Ronald Zokol 470 West Tower 555 West 12th Avenue Vancouver, BC, Canada V5Z 3X7	59	November 13, 2003
William F. McCoy 735 Thornapple Drive Naperville, IL,. USA 60540	53	March 17, 2005

(1) Member of Audit Committee

1.A.2.  Senior Management

Table No. 2 lists the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO	62	May 30, 2000
Peter Chen, CFO and Secretary	46	May 30, 2000

Mr. Owen’s business functions, as President and CEO of the Company, include overall supervision of all officers and consultants, as well as strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders; and reporting to the Board of Directors.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which are substantially the same as principles applicable to United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”), except the practices described in footnotes to the audited financial statements for the years ended June 30, 2008, 2007, 2006, 2005, and 2004.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005	Year Ended 2004
CANADIAN GAAP
Revenue	249,042	256,243	223,586	239,271	111,363
Net (Loss) for the Year	(1,937,735)	(562,090)	(378,301)	(796,301)	(731,479)
Basic Income (Loss) Per Share	(0.05)	(0.02)	(0.02)	(0.06)	(0.08)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	42,605,353	22,582,026	17,857,709	13,663,856	9,027,179
Period-end Shares	49,511,799	32,192,404	20,800,404	15,784,404	12,784,404

Working Capital	2,470,247	627,730	33,169	138,548	415,167
Long-Term Debt	0	0	0	0	0
Capital Stock	5,524,289	2,658,868	2,094,770	1,856,285	1,607,620
Shareholders’ Equity (Deficit)	2,476,054	779,898	157,368	271,028	800,222
Total Assets	2,533,975	854,166	216,872	300,893	830,764

US GAAP
Net Loss	(1,937,735)	(562,090)	(378,301)	(796,301)	(731,479)
Loss Per Share	(0.05)	(0.02)	(0.02)	(0.06)	(0.08)
Shareholders’ Equity	2,476,054	779,898	157,368	271,028	800,222
Total Assets	2,533,975	854,166	216,872	300,893	830,764

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2008, the average rates for the period and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
February 2009	0.8031	0.7870	0.8202	0.7870
January 2009	0.8155	0.7849	0.8458	0.8088
December 2008	0.8100	0.7711	0.8358	0.8166
November 2008	0.8209	0.7779	0.8696	0.8083
October 2008	0.8441	0.7726	0.9426	0.8220
September 2008	0.9449	0.9263	0.9673	0.9435

Three Months Ended June 30, 2008	0.9900	0.9726	1.0158	0.9817
Three Months Ended March 31, 2008	0.9958	0.9686	1.0289	0.9729

Fiscal Year Ended June 30, 2008	0.9897	0.9298	1.0905	0.9817
Fiscal Year Ended June 30, 2007	0.8831	0.8437	0.9452	0.9404
Fiscal Year Ended June 30, 2006	0.8602	0.8044	0.9099	0.8969
Fiscal Year Ended June 30, 2005	0.8002	0.7492	0.8493	0.8159
Fiscal Year Ended June 30, 2004	0.7445	0.7084	0.7879	0.7460

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2008. During the year ended June 30, 2008, 11,086,500 warrants were exercised by the holders at an exercise price range of $0.10 to $0.30   per unit for gross proceeds of $1,918,200.  No warrants were exercised by the holders subsequent to June 30, 2008.

During the year ended June 30, 2008, the Company granted total of 1,820,000 options at an exercise price of $0.50 and $1,150,000 options at an exercise price of $0.80 to certain consultants, employees, directors, investor relations and senior officers of the Company.  During the year ended June 30, 2008, 650,000 options were exercised at an exercise price range of $0.10 to $0.11 per option for gross proceeds of $ 67,000.  Subsequent to June 30, 2008, 380,000 options were exercised by the option holders at an exercise of $0.10 per unit for gross proceeds of $ 38,000.  The Company also granted incentive stock options to certain directors, senior officers, employees and consultants to purchase an aggregate of 550,000 common shares at an exercise price of $0.20 and a term of five years, expiring on October 31, 2013.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 5

Capitalization and Indebtedness

As of June 30, 2008

_____________________________________________________________________________________

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	49,511,799
Share Capital	$5,524,289
Contributed Surplus-Warrants	$ 447,532
Contributed Surplus – Options	$1,045,759
Retained Earnings (deficit)	$(4,541,526)
Net Shareholders’ Equity	$2,533,975
TOTAL CAPITALIZATION
Stock Options Outstanding (2):	4,800,000
Warrants Outstanding (1):	6,677,500
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1)  Of the  6,677,500 warrants outstanding,  3,205,000 warrants were exercisable until June 7, 2008 , 2008 at an exercise price of $0.20 per warrant, and thereafter at a price of $0.30 per warrant until June 7, 2009; 742,500 warrants were exercisable until August 13, 2008 at an exercise price of $0.24 per warrant, and thereafter at a price of $0.36 per warrant until August 13, 2009; 2,730,000 warrants were exercisable until November 22, 2008 at an exercise price of $0.30 per warrant, and thereafter at a price of $0.45 per warrant until November 22, 2009.

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

The Company has been operating only since November, 2003 and has operating losses of $1,976,475, $562,090 and $380,026, in the years ended June 30, 2008, 2007 and 2006, respectively. This limited operating history and the varying amount of funds spent on activities such as patenting, trademark protection and product development and testing leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

For example, over the last three fiscal years, the revenues generated from the sale of T36® Disinfectant have been relatively consistent. For example, revenues in 2006 were $223,586 and increased in 2007 by 15% to $256,243, likely due to the timing of customer orders and the introduction of the new T36® Hand Sanitizer. In 2008, revenues of $249,042 were essentially the same as the revenues in 2007. Until the Company has more products to sell or develops new markets for its current product, sales will probably not change much from year to year.

There is more variability in operating expenses which were $498,616 in 2006, increased to $662,958 in 2007 and increased significantly again to $2,068,283 in 2008. These increases in costs that were observed between 2007 and 2008 were due to increases in cash costs such as consulting fees paid to executives of the Company and to outside product regulatory consultants, experimental testing that was done on the Company’s prospective therapeutic products to support product registrations with Health Canada and the FDA., increased investor relations activities and increased wages and benefits. Increased non-cash expenses included a substantial increase of more than $900,000 in non-cash, stock based compensation compared to 2007 and a one-time expensing of intellectual property costs of $86,238 and of intangible assets of $104,400 in 2008. More details on these expenses and the changes observed from 2006 to 2008 are provided below in Item 5.A. “Operating Results of The Company”.

In connection with the settlement of legal disputes, the Company recognized a net gain of $10,545 and $37,383 in fiscal years 2007 and 2006, respectively, with no such gain in 2008. In the future, the Company is intending to invest varying amounts in continued intellectual property protection, product development, product testing of therapeutic products and clinical trials. All of these discretionary activities depend on the availability of external funds. Since the Company cannot depend on being able to raise funds as needed for its planned activities, the expenditures will match the availability of external funds. Therefore, the levels of these discretionary expenditures are not predictable. Also, the Company has been working on new products that may be introduced to the market but the timing of such product introductions is never certain. As a result, the Company cannot predict its expenditures, revenues or losses with any certainty. However, since an ambitious program of product testing and registrations are planned, it is certain that any funds that are raised will be invested in these activities and that losses will be incurred for the foreseeable future. The magnitude of these losses cannot be predicted.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce T36® Disinfectant into additional markets in Canada and internationally, pursue the patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX Venture Exchange and secure the registration of its securities and a listing on a stock exchange in the US, the Company expects to incur operating losses in future periods. These loses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, registration of products with regulatory bodies, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. The Company has a burn rate of approximately $80,000 per month. At this burn rate, the cash on hand of $2,446,368 as of June 30, 2008 will last approximately 30 months, assuming the same level of expenditures, and further fund raising will be required to continue operations. Also, the Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company has issued only 49,511,799 shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

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

The Company has no history of pre-tax profit and in the previous three years has had annual revenues for each of the years ended June 30 of $249,042 in 2008, $256,243 in 2007 and $223,586 in 2006. The Company sustained operating losses for each of the fiscal years ended June 30, 2008, 2007and 2006 of $1,976,475, $562,090 and $380,026, respectively. The Company has sustained accumulated operating losses in its last audited year of operation in fiscal 2008 of $4,541,526. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.  The auditor’s report to the shareholders, dated October 21, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company’s financial statements been audited by US auditors, the Company may have received a “going concern” qualification. A “going concern” qualification, or the existence of a basis for such a qualification, could negatively affect the Company’s ability to raise capital.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Peter Chen is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol, Dr. William F. McCoy and Eugene Hodgson are independent Directors. Dr. Allison, Mr. Chen and Mr. Hodgson are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with Terrance Owen and Peter Chen. Details of these contracts are disclosed below in Item 6.C.2.  “Directors’ Service Contracts” and the contracts are provided as Exhibits 4.j and 4.k.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The Company’s future performance is dependent on key collaborators and a loss of any collaborators could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

Prior to June 18, 2008, the Company was dependent on Norwood Packaging Ltd. (“Norwood”) to manufacture its products to a standard that is accepted by Health Canada. However, a manufacturing agreement with Norwood (Exhibit 4.b.) was terminated by mutual agreement on June 18, 2008 (Exhibit 4.l.). Subsequently, the Company had another company, Cosmaceutical Research Lab, Inc. (“CRL”), also located in Surrey, BC, Canada, manufacture T36® Disinfectant. The products produced by CRL passed the Company’s quality control requirements. Although other manufacturers have been identified, they do not have the same familiarity as Norwood and CRL with the manufacturing of the Company’s products. If the Company had to switch manufacturers there would be a start-up period in which sales would be lost and revenues would drop. An agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China (Exhibit 4.c.)  has been transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China (Exhibit 4.g.). The relationship with He-Yi is important because registration and manufacturing of T36® Disinfectant in China depends on the successful completion of the required applications by He-Yi and acceptance of the registrations by the Chinese government agencies. At this time, the Company has no other agent working on its behalf in China. If He-Yi were to fail or go out of business, the Company would have to find another agent to represent its interests in China. This would delay the registrations in China and lead to reduced revenue expectations. The loss of  the services of Phigenics, LLC to assist with US product registrations would necessitate finding another collaborator to assist with registrations of the Company’s products with the Environmental Protection Agency (“EPA”) of the US  and with the marketing of the Company’s products to the customer base served by Phigenics.

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

Many of the Company’s commercial products require laboratory testing that could cost as much as $100,000 per product or more to establish toxicity, efficacy and analytical methods. This testing is required in order to obtain required regulatory approvals from Health Canada and the EPA in the US.  The cost to obtain FDA approval for any product is much higher because very expensive human trials are required. A lack of funds would impair the ability of the Company to complete such tests.  A lack of funds would also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company has limited experience in marketing and selling its products.  The Company had two sales and marketing people until February 2, 2007, one working only part-time in sales with just over three years of experience with the Company and no prior sales experience, and the other with three years experience with the Company and no prior sales experience in pharmaceutical or disinfectant products. With the departure of the more experienced sales and marketing person, the Company has one person remaining part-time in sales and marketing. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of up to $1,000,000 over the next 18 months for marketing activities.  Failure to achieve these objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Terrance Owen has been the Secretary of Bi-optic Ventures Inc. (“Bi-Optic”), a company listed on the TSX Venture Exchange, since September, 2002 and a Director of this same company since September, 2006. As a non-management Officer and Director of Bi-Optic, Mr. Owen spends approximately two hours per month on the business of Bi-Optic since Bi-Optic is operationally inactive while seeking acquisition prospects. If Bi-Optic becomes active, Mr. Owen may be required to devote more time to the affairs of Bi-Optic. Mr. Owen also controls a company, Duft Enterprises Corp., that owns the building in which the Company is located and the Company pays rent to Duft Enterprises Corp. Peter Chen is not a Director or Officer of any other company nor has Mr. Chen spent any time on other companies or on financial consulting for other companies since the Company completed the Qualifying Transaction in November, 2003. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company. Eugene Hodgson, Director, is a Director of two other junior public companies, Timmins Gold Corp., and Grandfield Pacific Inc., both in the resource industry.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company as at June 30, 2008, directly own 1,494,500 shares, which was 3.02% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together and soliciting the support of persons known to them, will be able to significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

The SEC adopted regulations generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that the Company’s common shares, assuming a market were to develop in the US, will be subject to the regulations on penny stocks. Consequently, the market liquidity for the common shares may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common shares and the ability of shareholders to sell their securities in the secondary market in the US Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Company is unaware of any infringement claims being made against the Company or its products or processes, except that JohnsonDiversey, Inc. (“JDI”) took action against the Company for use of the trademark, “Viralex”, which JDI claimed infringed on their trademark, Virex.  This action was settled by the Company accepting a one-time payment of US$30,000 and agreeing to cease to use the name.  The Company instead now uses the trademark “T36®” for its products and this trademark is registered in both Canada and the US. The change of name from Viralex to T36® caused some confusion among the customers of the Company and required additional expenditures to be made for new labels, packaging and marketing materials, as well as mailings to advise customers of the change. There was no noticeable effect on overall sales on a quarterly basis beyond normal fluctuations.  Also, Triosyn Holdings Inc. has indicated it will file an objection to the Company’s proposed trademark T36 DisnfexTM.  Further information on this possible action is described in more detail below in the information on patents and intellectual property.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

There is a risk that earlier inventions may exist that invalidate the Company’s patent applications so that the Company may not be able to sell any infringing products.

The Company has patents issued in the United States, China and Australia and patent applications have been filed in the European Union, Canada and Singapore. These patents and patent applications seek intellectual property protection for the basic formulation of the T36® Disinfectant and the method for making it. Additional patent applications have been filed to cover certain therapeutic applications of the T36® Technology in the United States and China. There can be no assurance that the Company’s patents, if challenged, will be held valid or enforceable by a court. Patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention, at substantial cost.

There may be limited ability to defend the patents if and when they are issued, leading to loss of sales that might otherwise be realized if the Company was in a position to defend its patents.

Litigation among pharmaceutical companies can be intense and costly.  The Company might not have the financial ability to defend its patents, or any that may be issued, against larger industry players.  Litigation may be necessary to enforce patents issued or assigned to the Company, or to determine the scope and validity of a third party's proprietary rights.  Additionally, there can be no assurances that the Company would prevail in any such action.  An adverse outcome in litigation or as part of an interference or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company to cease using certain technology or products, any of which could have a material adverse effect on the Company’s business.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The Company’s T36® Disinfectant is composed of various chemicals that may pose risks due to flammability and possible health risks.

One of the main components of T36® Disinfectant is ethanol, which is flammable and, at a concentration of 95%, has a flash point (the minimum temperature at which the liquid produces a sufficient concentration of vapour above it that it forms an ignitable mixture with air) of 17 oC. T36® contains 70% ethanol which raises the flash point of T36® Disinfectant to 24oC. The transport and storage of T36® Disinfectant can pose a fire hazard if shipped or stored in sufficient quantities. The Company uses an independent warehousing company to store and ship T36® Disinfectant. The warehouse is fully equipped with fire suppression equipment according to the relevant regulations established by the municipal, provincial and federal governments. T36® Disinfectant is shipped only by ground in cases of 4 bottles holding 4 litres each or 12 bottles holding 0.48 litres. In these quantities, T36® Disinfectant is not classified as a “Dangerous Good” under Sections 1.15, 1.16 and 1.17 of the “Transportation of Dangerous Goods Act” administered by Transport Canada. As a result, no special regulations apply to the shipping of T36® Disinfectant by ground within Canada. There is no guarantee that special shipping regulations will not be applied to shipments of T36® Disinfectant in the future or in other jurisdictions, such as the United States.

Two potentially toxic components of T36® Disinfectant are present in relatively low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). O-phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats). For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK), supplied as a 50% solution in water, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats). The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains Bitrex to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

Toxicology studies conducted for the Company by Product Safety Labs (“PSL”), located in Dayton, New Jersey, have confirmed that T36® Disinfectant has no harmful effects on animals except as reported below by PSL.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

•

Sinclair Dental Limited: A distributor to the dental market and a customer of the Company for nearly 5 years,

•

The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of the Company for nearly 4 years, VWR International: A distributor to the laboratory market and customer of the Company for nearly 5 years and

•

Product Distribution Centre: A distributor that is owned by the provincial government of BC, supplies the province’s public sector consumers within BC and a customer of the Company for nearly 5 years.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Qualifying Transaction

On November 13, 2003, the Company completed its Qualifying Transaction, which was the acquisition of the assets of API, a private company founded in 1996 and since renamed 513947 BC Ltd. (“513947”). The transaction was approved by the TSX Venture Exchange as a valid Qualifying Transaction.

To support the acquisition of API as its Qualifying Transaction, the Company had an independent valuation of API conducted. From the valuation, direct development costs were estimated to be $378,000 as follows.

Intellectual property development (patent application & trademarks)

$31,584

Marketing materials development

$38,756

Product development

$237,668

Regulatory approval

$69,788

Total direct developmental costs (rounded up)

$378,000

These direct development costs were discounted by 20% to $302,400. Estimated administrative costs of $45,000 and unpaid salaries of $192,551 were added to the discounted direct development costs to arrive at a total value of $539,951. This value was rounded up to $540,000 and $15,000 worth of inventories of completed T36® Disinfectant and raw materials brought the total to $550,000.

The Company purchased these assets of API with 3,711,263 shares of the Company plus forgiveness of loans and accrued interest of $57,747.40 advanced to API by the Company prior to completion of the Qualifying Transaction. The Company purchased only the assets and not the liabilities of API except for the trademark litigation undertaken by JohnsonDiversey Inc. against API. This litigation was subsequently settled and is discussed elsewhere. As a result of the asset purchase, API became the registered owner of the shares of the Company. The Company also acquired the intellectual property and $17,500 worth of inventory from API. The intellectual property consisted of one patent application, #PCT/CA2002/001284, “A wide spectrum disinfectant”, filed on August 20, 2002 under the Patent Cooperation Treaty (PCT), described in more detail below. two Drug Identification Numbers (“DIN’s”, i.e.,02245056 for T36® Disinfectant under its previous name, “Spritz” and 02231344 for the same product renamed, “Viralex” and subsequently renamed to “T36® Disinfectant”),  provided to the Company by Health Canada and the pending trademarks for “Viralex”, “T36” and a logo displayed with the name, “ALDA Pharmaceuticals”. (described under “Trademarks” in Section “4.B. Business Overview”), customer lists and contacts, products under development (also described in “4.B. Business Overview”), marketing materials, technical bulletins, and instructions for customers and technical studies.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The Voting Agreement will not terminate with respect to API and Shapiro, except with the consent of the TSX Venture Exchange. As of June 30, 2008, the Voting Agreement was no longer in effect for Wilby since his personal shareholdings were below 5% of the issued voting shares of the Company.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Change of Business.

As a consequence of completing the Qualifying Transaction, The Company entered into the business of developing and marketing disinfectant products.

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still registered in British Columbia, Canada only.

The head office of the Company is located at 635 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A7. The Company’s telephone number is (604) 521-8300. The contact person is: Mr. Terrance Owen, President and CEO or Mr. Peter Chen, CFO and Secretary. The Company’s common shares have been listed for trading on the TSX Venture Exchange since July, 2001.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

T36® Disinfectant

The Company’s first product, a surface disinfectant called “Viralex” and subsequently renamed T36® Disinfectant, was launched in September of 2001. T36® Disinfectant’s Heath Canada Drug Identification Number (DIN) is 02231344. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. Based on the efficacy and toxicology studies described below, T36® Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces. This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, walls, floors, windows, mirrors, scissors, nail clippers and other equipment used in beauty salons and spas, dental mirrors and other equipment in dental offices, and equipment used by firefighters, police and paramedics. T36® Disinfectant is also approved by the Canadian Food Inspection Agency (“CFIA”) for use in restaurants and other facilities where food is prepared.

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

1.

An efficacy study, dated February 10, 1997, was conducted by BC Research Inc. (Vancouver, Canada) under the supervision of Dr. Ernie Lee. The  organisms tested were four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), spores from one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus-1 and Poliovirus-1) in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate. Twenty five replicates of each organism at low levels, ranging from 38 to 177 cfu’s/ml (colony forming units/ml) were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that T36® Disinfectant was 100% effective against all five organisms after 10 minutes or longer contact times. At shorter contact times, the kill rate for all 5 organisms ranged from 95.5% to 97.2% after a 1 minute exposure and 98.7 and 99.0% after a 5 minute exposure.

2.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

3.

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

The above studies, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies were incorporated into the pre-IND and the IND proposals to the FDA, described below.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Toxicology studies on T36®

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

•

Primary Eye Irritation Study in Rabbits - This test determines the potential for a substance to produce irritation from a single dose to the eye. One-tenth of a milliliter of T36® Disinfectant was placed into the right eye of six healthy rabbits. The treated eyes of three rabbits were rinsed with physiological saline after instillation. The eyes of the remaining three rabbits were not rinsed. The left eye remained untreated and served as a control. Ocular irritation was evaluated and, based on the results of this study, T36® Disinfectant is classified as moderately irritating to the unrinsed eye and severely irritating to the rinsed eye.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

After a disinfectant is registered by the EPA, the Company, its manufacturers, distributors and independent testing facilities must maintain full and complete records for review by the EPA if an inspection is required. These records include such matters as information on manufacturing, quality control of ingredients and finished goods, inventory, shipping, receiving and disposal.

Other products

The Company is also in various stages of development of other products described below. Unless otherwise indicated, the Company has not determined, for any of these proposed products, when or if manufacturing will be started, when or if revenues will be realized, what sales levels will be achieved, whether any further testing will be conducted or if any registrations will be pursued in any jurisdiction outside of Canada. If any further testing or registrations are undertaken, it is not known how much time or funding such testing would require or how long it will take the regulatory bodies to approve the products for marketing by the Company or if the regulatory bodies will approve the products at all. There are active competitors that are already well established in the markets selected by the Company. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to reduced revenues.

1.

T36 DisinfexTM Disinfectant Spray and Wipes: An application has been filed with Health Canada to allow T36® Disinfectant to be sold under the name “T36 DisinfexTM Disinfectant”. This is the original T36® formulation that will be marketed as a personal disinfectant packaged in small personal-sized liquid spray bottles and as wipes in canisters. The new products are ready to be manufactured once Health Canada has approved the label and issued a new DIN. These products have been designed for use by general public for cleaning and disinfecting hard surfaces.

2.

T36 DisinfexTM Disinfectant Cleaner Wipes - This product was originally named T36® "Ready to Use" Disinfectant Cleaner and is registered with Health Canada as a product that is able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant).  It has also passed testing designed within the Company for anti-microbial efficacy and cleaning tests conducted by an independent laboratory.  This product is intended to be sold in canisters containing wipes that are saturated with the product for personal use.  The Health Canada DIN for this product is 02272989. On July 17, 2008, the Company received DIN 02314134 for this same product renamed as “T36 DisinfexTM Disinfectant Cleaner”.

3.

T36® Disinfectant Cleaner CONCENTRATE: This product has completed testing and is registered with Health Canada (DIN 02278820) as a product that is able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes when diluted up to 1:63 with water. This product is intended for janitorial and sanitation use on large areas, such as floors and walls, which require economical cleaning and disinfection. The target market is institutions, such as schools and hospitals, and other large volume users such as cruise ships. The first lot of Disinfectant Cleaner Concentrate has been manufactured and is now ready to be shipped to distributors in Canada as reported by the Company in a news release dated November 17, 2008. It is not known when revenues, if any, will be realized from this product. At the present time, the Company is considering conducting further testing to satisfy the requirements of the EPA for disinfectant cleaners and applying for registration of the product in the United States. Because completion of the required EPA registration is dependent on financing and satisfactory levels of sales being achieved in Canada, it is not certain when, or even if, this testing will begin. International sales are important to the Company and delays or a decision not to proceed with EPA registration could have a significant effect on future sales and cash flow, as well as allow competition to penetrate this market.

4.

T36® Hand Sanitizer:  In February 2006, the Company started marketing a generic 62% ethanol hand sanitizer (Health Canada DIN 02247771), under its own name, through its current distributors to existing customers.  Up to June 30, 2008, there have been sales of approximately $5,000 of this product. No further testing or registrations are planned. This product may be discontinued once the Company’s own T36® Antiseptic Hand Sanitizer, described below, is ready to be marketed.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

5.

T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes: In October, 2007, the Company applied to Health Canada for a DIN for a new Antiseptic Hand Sanitizer Gel. DIN 02314320 was issued by Health Canada on July 22, 2008 as announced by the Company in a news release dated July 23, 2008. The new DIN allows the Company to sell its first product for human use. This product consists of 0.15% BZK in 70% ethanol and, unlike standard 62% ethanol hand sanitizers, has been demonstrated to be effective against Norwalk-like viruses as announced by the Company in a news release dated January 30, 2009.  The Company received its first shipment of this product on December 10, 2008. On January 6, 2009, DIN 02321424 was issued by Health Canada for T36®Antiseptic Hand Sanitizer in liquid form. This new product complements ALDA’s previously approved T36®Antiseptic Hand Sanitizer Gel and allows the formulation to be manufactured and sold as a spray. On January 19, 2009, DIN 02321947 was issued by Health Canada for T36® Antiseptic Hand Sanitizer Wipes which will incorporate the liquid Antiseptic Hand Sanitizer into wipes contained in canisters and individual sachets.

6.

T36® Anti-Viral Soap: The Company has developed a proprietary anti-viral, anti-bacterial soap.  Preliminary testing of this product at BC Research, Inc. was conducted under the supervision of Dr. Ernie Lee. The soap was tested against three strains of test bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa and Serratia marcescens) and one strain of viruses (Herpes Simplex Virus type 1) at various concentrations at various contact times ranging from 1 minute to 10 minutes. In these tests, all bacteria were killed in contact with soap the diluted up to 1/500 within 1 minute. A substantial bacterial population reduction was found even when the bacteria were exposed to higher soap dilution of1/1000. In addition to bactericidal effectiveness, preliminary results indicated that the soap inactivated Herpes simplex, although an exact endpoint could not be determined due to toxicity of the soap towards the cultured cells used to propagate the virus. Further testing would have to be conducted to determine virucidal activity. For Health Canada or FDA registration, additional testing, including human trials would be required. If the Company decides not to fund these activities, a licensing arrangement may be appropriate.

7.

T36® Microbicide Gel: This product has been formulated and now requires testing for efficacy and toxicity. It was developed as a personal lubricant to prevent the transmission of sexually transmitted infections (“STI’s”). The testing required to attain FDA approval of this product would be beyond the financial capabilities of the Company. Therefore, the Company intends to undertake some initial testing on its own after a suitable delivery system has been identified and the rights to that delivery system acquired. If initial testing is successful, it is most likely that the Company will need to identify a licensee or joint venture partner working in the area of STI prevention that can undertake further testing and market development.

8.

T36® Skin Antiseptic and First-Aid Ointment: The Company is planning on providing the T36® formulation in liquid form with a biological dye in a suitable delivery system for use as pre-operative and pre-injection antiseptic in hospitals and clinics and in gel and spray form, without biological dye, as a first-aid ointment for use on cuts and scrapes to prevent infections. These applications of the T36® formulations must be tested for their ability to kill microorganisms on the skin of humans and in cuts and scrapes according to the requirements of the FDA, Health Canada and the European Medicines Agency. The Company has completed FDA-approved preliminary in-vitro (“in glass”) efficacy studies against viruses, fungi and bacteria described in the section below titled, “Testing required for Therapeutic Applications”. The FDA has approved further testing for single application uses such as one would expect with a surgical antiseptic and first aid treatment. Protocols for subsequent testing have been submitted to the FDA for approval. If approved, the T36® formulation can be submitted to additional in-vitro efficacy tests including Time Kill, Minimal Inhibitory Concentration (“MIC”) and Adsorption and Distribution (“AD”) studies. Once this next round of testing is completed, it is possible that the FDA will allow the Company to undertake Phase I human trials, also discussed below. Once the human clinical trials are completed, the results must be submitted to the regulatory agencies for the tested products to be approved for marketing by the Company.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

9.

T36® Hand Hygiene products: The Company is planning on providing the T36® formulation in the form of a gel, spray and wipes, for hospital use as a hand sanitizer in nursing stations, patient rooms, hallways, washrooms, etc. and for sale to consumers through retail outlets. After the MIC, Time Kill and AD studies are completed for the T36® Skin antiseptic and first-aid ointment as discussed in the preceding paragraph, additional studies are required to establish the efficacy and safety when used repeatedly over a period of time as one would expect with hand hygiene products. These studies are described below and will include at least the In-vitro Dermal Test, a Pilot Clinical Evaluation, Full Pre-operative Clinical Evaluation and the Insult Patch Test. Once these tests were successfully completed, human clinical trials may be approved by the FDA.

10.

T36® Topical Infection Treatment: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic, meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold-like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company’s T36® formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete’s foot and toenail infections. As in the case of the T36® Topical infection treatment described in the preceding paragraph, the In-vitro Dermal Test, a Pilot Clinical Evaluation, Full Pre-operative Clinical Evaluation and the Insult Patch Test must be conducted to simulate the proposed application. After these tests are completed, the FDA may permit human trials to begin.

11.

T36® Vulvovaginal infections (“VVI’s”): Current treatments available for VVI’s focus mainly on yeast infections which cause only 23% to 33% of VVI’s (Schwiertz et al., 2006. Throwing the dice for the diagnosis of vaginal complaints? Ann Clin Microbiol Antimicrob. 5:4 and Ferris D.G., Dekle C, Litaker M.S.J. 1996. Women's use of over-the counter antifungal medications for gynecologic symptoms. Fam Pract. 42(6):595-600). T36® VVI Treatment is effective against all fungal and bacterial VVI’s regardless of the species or combinations of species causing the infection. The Company plans to undertake the testing required for this product when sufficient financing has been has been secured.

Testing for therapeutic indications

United States

There is competition in all of the therapeutic markets that the Company has targeted. However, the T36® formulation is expected to be relatively inexpensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the VVI treatment and the Microbicide Gel, so that registration is expected to be faster and less expensive than for drugs that are taken internally. Rather than disrupting metabolic pathways, the T36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

The Company has competed preliminary studies that will satisfy the registration requirements of Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications with the assistance of Dr. John S. Hibbard who is evaluating the potential applications and development of the Company’s T36® technology and the regulatory pathways to commercialization in the US. Dr. Hibbard is in continuing discussions with the FDA to establish the requirements of the FDA for the testing of the T36® formulation and to evaluate the common and the unique requirements of the US, Canadian and European regulatory agencies. Dr Hibbard also reviewed the qualifications and proposals of a number of testing laboratories to establish their suitability to conduct the work required by the Company.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

As a result of his analysis, Bioscience Laboratories, Inc. (“BSI”) located in Bozeman, Montana, was selected to provide the required pre-clinical efficacy testing. BSI has been providing antimicrobial product testing and result interpretation for various industries, including healthcare, pharmaceutical, personal care and consumer products for over 16 years. On September 27, 2007, the Company announced that initial clinical trials of its T36® formulation for use as a skin antiseptic, a hygienic hand rub, a pre-surgical hand wash and a pre-injection scrub had been started. As of the date of this report, testing designed by BSI to evaluate the efficacy of the T36® formulation against bacteria, mycobacteria, viruses and fungi has been completed. Details of the testing are reported below. On completion, the data from the tests, along with existing and new toxicology information, will be used to support applications in Canada and Europe to test the anti-microbial effectiveness of the formulations with human volunteers. Additional non-human testing will be required before the Company can request human trials in the US. On successful completion of human trials, the Company will be able to pursue the registration and marketing of its products. One of the first tests done by BSI demonstrated that the T36® formulation was completely effective against Methicillin-Resistant Staphylococcus aureus (“MRSA”) within one minute. First discovered in 1961 in the UK, MRSA is now found worldwide and is able to survive treatment with a number of antibiotics, including penicillin, methicillin, and cephalosporins. Often referred to in the press as a “superbug”, MRSA is especially troublesome in hospital-acquired infections but is increasingly found outside of medical facilities. The finding was considered significant because MRSA has also shown resistance against some disinfectant products. In subsequent testing done up to the date of this report, the T36® formulation demonstrated complete efficacy in the following tests conducted at BSI.

•

Six species of bacteria were completely killed after 30 seconds of exposure, including VRE (Vancomycin-Resistant Enterococcus), MRSA (Methicillin-Resistant Staphylococcus aureus) and MDR (Multi-Drug Resistant) Enterococcus faecium. These three species of bacteria are critical concerns in hospitals, nursing homes and other medical facilities based on their resistance to many antibiotics and other treatments. The clinical testing was completed according to the standards required by the FDA in the US, Health Canada and the European Medicines Agency, which included exposure of the bacteria to T36® for periods ranging from 30 seconds to 30 minutes. In other tests that were conducted for internal purposes, Staphylococcus aureus and Pseudomonas aeruginosa were completely killed by T36® with 15 seconds.

•

The fungus, Candida albicans, was completely killed after 5 minutes exposure, again, the shortest time required by the FDA, Health Canada and the European Medicines Agency. C. albicans is a major cause of yeast infections which account for one-third of all vulvovaginal infections (“VVI’s”). Bacteria are a second major cause of VVI’s and combinations of bacteria and fungi cause most of the remaining cases. The effectiveness that T36® has demonstrated against both fungi and bacteria provides important evidence that ALDA’s T36® VVI Treatment will provide an effective means to treat all types of VVI’s. A second fungus, Aspergillus niger, was completely killed within 15 minutes, also well within the 60 minute kill time required by the US, EU and Canadian regulatory agencies. A. niger is a causative agent for upper respiratory infections.

•

Two mycobacteria, Mycobacterium avium and Mycobacterium terrae were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the European Medicines Agency (“EMA”). Mycobacteria are among the most difficult bacteria to kill and are used as benchmark organisms to test the effectiveness of anti-microbial formulations.

•

Two species of fungi responsible for athlete’s foot, Trichophyton mentagrophytes and Trichophyton rubrum were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the EMA. The Company intends to pursue registration of the T36® formulation containing  anti-inflammatory compounds for use against athlete’s foot which is relatively easy to test, represents a large market and will allow physicians to prescribe the product ‘off-label’ for other topical infections once it has been approved. In other tests that were conducted for internal purposes, Trichophyton mentagrophytes was completely killed by T36® with 15 seconds.

•

Ten different types of viruses were killed completely by the T36® formulation. Of these, 5 types were killed within the minimum 30-second time required by the FDA, including Herpes Types I and II and Infuenza B. The remaining 5 types, including Polio and Hepatitis A, the hardiest viruses, were killed within 1 to 3 minutes.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Having successfully completed all five preliminary clinical tests, Terrance Owen, President & CEO of the Company, and Dr. Hibbard had a “pre-IND” (pre-Investigational New Drug) meeting with the FDA on July 15, 2008.  Dr. Hibbard prepared the pre-IND submission for the FDA by including all of the efficacy and toxicology testing results obtained by ALDA since 1996. The purpose of the pre-IND meeting was to determine what further testing, if any, is required by the Company to satisfy the requirements of the FDA to allow human trials. The conclusion provided by the FDA was that the information submitted by the Company was satisfactory to allow single-use testing of T36® on humans after further non-human testing was completed. By “single-use applications”, the FDA means use as a pre-surgical and pre-injection skin antiseptic that is swabbed on to the skin once. The tests required before human trials are allowed are “Time kill Evaluation”, “MIC (Minimum Inhibitory Concentration) Evaluation” and “Percutaneous Absorption and Cutaneous Disposition” through human skin as described below. Protocols for theses tests have been prepared and submitted to the FDA for approval.

•

Time kill Evaluation – In this protocol, prepared by BioScience Laboratories Inc. of Bozeman, Montana, dozens of different species of infectious micro-organisms are exposed to each of the active ingredients of a test substance and the complete test substance formula for periods of time ranging from 15 seconds to 30 minutes to determine the time required for each ingredient of a test substance and the complete test substance formulation to completely kill the selected species. The objectives of the testing are to determine the effective exposure times required for the test substance to be effective and if the individual ingredients have an additive, subtractive or synergistic effect.

•

MIC (Minimum Inhibitory Concentration) Evaluation – In this protocol, prepared by Clinical Microbiology Institute of Wilsonville, Oregon, each ingredient of a test substance, the complete test substance formula and a known antiseptic product are tested against hundreds of micro-organisms in suspension tests. The objectives of the tests are to quantify the minimum concentration that is required for each of the test substances to have a measurable effect on the tested species, compare those results to the known antiseptic product and determine if the individual ingredients have an additive, subtractive or synergistic effect. This protocol has been approved by the FDA with minor modifications.

•

Percutaneous Absorption and Cutaneous Disposition - In this protocol, prepared by Celsis In Vitro Inc of Baltimore, Maryland, fresh human skin samples are incubated for 24 hours with the epidermal surface exposed to each ingredient of a test substance and the complete test substance formula in a flow-through diffusion cells. The amount of each test article absorbed across the skin into the receptor fluid is determined by liquid chromatography and tandem mass spectrometry. Disposition of each of the test substances in the various skin layers is also determined using the same methods.  These tests evaluate the rate and amount of each test substance absorbed across viable human skin after in vitro exposure and the disposition of each test substance in layers (stratum corneum, epidermis, and dermis) of viable human skin.

The protocols for these tests have now been submitted to the FDA for evaluation. When the protocols are approved, the testing can take place.  The budget for the testing, if the submitted protocols are approved is approximately US$635,000 and the tests are expected to take up to 12 months to complete. After successful testing is reported to the FDA, permission may be granted to undertake human trials. At this time, it is not known if the FDA will approve the protocols as submitted or require changes to the protocols. If changes are required, it is not known how long it will take for the Company to submit modified protocols and if the modified protocols will be accepted by the FDA. It is not known how many revisions of the protocols will be required by the FDA. It is not known if the requirements of the FDA will change or not while the Company attempts to have its protocols approved. If the protocols are approved, it is not certain when or even if the Company will proceed with the testing after the protocols have been approved by the FDA. If revisions to the protocols are required, the cost of the testing may increase beyond the estimated budget.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

For additional indications that require repeated applications, such as a hand sanitizer and athlete’s foot treatment, additional tests may include, but not necessarily be limited to the following tests.

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

•

Pharmacokinetics describes how the body affects a specific drug after administration and examines the extent and rate of Absorption, Distribution, Metabolism and Excretion, commonly referred to as the “ADME” scheme. Absorption is the process of a substance entering the body. Distribution is the dispersion or dissemination of substances throughout the fluids and tissues of the body. Metabolism is the irreversible transformation of parent compounds into daughter metabolites. Excretion is the elimination of the substances from the body. In rare cases, some drugs irreversibly accumulate in a tissue in the body. The pharmacokinetic properties of drugs may be affected by elements such as the site of administration and the concentration in which the drug is administered. These may affect the absorption rate. The objective of the ADME studies are to determine if the test substance or any of its components are absorbed and if any absorbed components are metabolized into harmful chemicals that may or may not accumulate in the body. Depending on the results obtained from the Percutaneous Absorption and Cutaneous Disposition tests described above, if the T36® or its components are not absorbed byt ehskin, the pharmacokinetics tests may not have to be conducted.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The protocols for these tests will have to be submitted to the FDA for evaluation. If approved, the testing can take place. After successful testing is reported to the FDA, permission may be granted to undertake human trials. At this time, it is not known if the Company will proceed with these tests and if the Company does decide to proceed with the preparation of the protocols, if FDA will approve the protocols as submitted or require changes to the protocols. If changes are required, it is not known how long it will take for the Company to submit modified protocols and if the modified protocols will be accepted by the FDA. It is not known how many revisions of the protocols will be required by the FDA. It is not known if the requirements of the FDA will change or not while the Company attempts to have its protocols approved. If the protocols are approved, it is not certain when or even if the Company will proceed with the testing after the protocols have been approved by the FDA.

Once the preliminary studies described above have been completed and approved, human clinical trials may possibly be allowed by the FDA for the indications requiring repeated or prolonged exposure to T36®.

Human trials are normally conducted in 3 phases, with a detailed protocol for each phase provided to the FDA for approval to proceed. At the end of each phase, the results are analyzed and submitted to the FDA and, if acceptable, the trial continues to the next phase.

•

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

•

Phase II Clinical Trials: This second phase tests the therapeutic on a larger group and evaluates both the required dose (i.e. different quantities of the therapeutic) and efficacy (i.e. how well the therapeutic works for the specified indication). Phase II trials can take up to 3 years. However, some trials can combine Phase I and Phase II, which can reduce the total time required.

•

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

The three phases of clinical trials can require a number of years to complete. The total time required is dependant on the nature of the therapeutic product, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the FDA. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application.  The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials.

Canada and Europe

In Canada and Europe, similar procedures must be followed but there may not be a requirement for Time Kill, MIC or Adsorption and Distribution studies for the skin antiseptic for the approval of human trials. Similarly, the subsequent tests required by the FDA for repeated or prolonged exposure to T36® may not be required for human trials in Canada. However,  this will not be known until a Clinical Trial Application (“CTA”) is submitted to Health Canada and a response is received from Health Canada. A CTA is required by Health Canada to seek permission to undertake human trials or to determine what further testing may be required before human trials can begin.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

A set of standards referred to as “EN Standards” guide the processes for registration of therapeutic products in Europe. EN or FDA standards are generally accepted by Health Canada. The objective is to undertake testing that will satisfy all three major jurisdictions. There are minor differences that lead to increased costs, but management has decided that it is more economical to absorb these costs initially rather than conduct separate testing for each jurisdiction.

The Company has started the preparation of a CTA for Health Canada for the use of T36® as a skin antiseptic. A similar proposal will be made to the EMA in due course.

In other parts of the world, FDA or EMA testing is generally accepted for registration applications. If the company decides to register the products in China, it is likely that the testing will have to be repeated in China unless there is harmonization of the requirements in the meantime. In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”).  The Chinese CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. Upon completion of successful testing at the CDC, products can be registered for sale within China.

On October 30, 2007, the Company announced that an application had been submitted to Health Canada for a Drug Identification Number (“DIN”) for a new antiseptic skin cleanser. The registration being sought was under a Category IV Monograph (“Cat IV”). Under this process, the Company was advised that Health Canada could provide an automatic registration, usually within 60 days, of infection control products that contain specified levels of anti-microbial ingredients. However, delays were encountered at Health Canada due to staffing issues and certain critical communications were lost in transit. As a result, in early March, the Company learned that the Cat IV approval did not apply to the T36® formulation because there is more than one active ingredient. This pushed the application into the regular stream. DIN 02314320 for T36® Antiseptic Hand Sanitizer was issued on July 22, 2008.

On November 8, 2007, the company announced that the services of Tincáli Tech Consulting (“Tincáli”), located in the United Kingdom, were engaged to assist ALDA with regulatory matters in the EU. The first task to be undertaken by Tincáli was a competitive analysis of the UK market for hand sanitizers. This information was used to develop comparative information between T36® and competing hand sanitizers for future marketing. Although Tincáli is not currently pursuing further projects for the Company, more work will be assigned once the requirements are defined for EU registration of the Company’s therapeutic products. Tincáli is a UK-based consulting group that provides professional services to pharmaceutical companies, including evaluation of potential new products, acquisition of technologies, product commercialization planning, regulatory assessment and market analysis. The Managing Director of Tincáli, Dr. Carlos Pittol, has over 12 years of business experience, following completion of a PhD in Chemistry in the UK and a Postdoctoral Research Fellowship in pharmaceutical chemistry at the University of Toronto. At the time of writing, no further progress was made on EU registration of the Company’s products.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

Plan Of Operations

Anticipated Changes to Facilities/Employees

Changes to facilities or personnel anticipated in fiscal 2009 are as follows. The Company will likely hire an Account Manager to communicate directly with the Company’s distributors and provide them with marketing and sales assistance. On February 23, 2009, the Company entered into a non-binding Letter of Intent to purchase all of the business and undertakings of a pharmaceutical manufacturing firm. Until June 18, 2008, all production was being performed on a contract basis with Norwood Packaging Ltd. (see Exhibit 4.b.). On June 18, 2008 Norwood and the Company mutually agreed to terminate the contract and enter into a normal production relationship in which the Company will provide Norwood with purchase orders and Norwood will manufacture products for a fixed price (Exhibit 4.l). The Company will also be using other manufacturers in the future if the proposed acquisition is not completed.

United States vs. Foreign Sales/Assets

All of the Company’s assets are located in Canada.

All of the Company’s sales to date have been in Canada.

Material Effects of Government Regulations

At this time, the Company’s sales are primarily in Canada and, as a result, government regulations in Canada affect the Company most significantly.  However, the Company hopes to commence sales in the United States, China, Europe and other jurisdictions in the future and, as a result, we have summarized the government regulations in these markets that may affect the Company in the future. The Company’s products and future planned products can be categorized either as disinfectant products or therapeutic products, depending on the intended use. A summary is provided on the government regulations for both of these product categories.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Production facilities that manufacture an approved product must have an Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by a division of Health Canada.  Norwood Packaging Ltd. (“Norwood”) and Cosmaceutical Research Lab, Inc, which produce the Company’s products, have an Establishment Licenses. The Company’s agreement with Norwood, dated September 29, 2005 (Exhibit 4.b.) was terminated by mutual agreement on June 18, 2008 (Exhibit 4.l).

United States:  In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use. The Company cannot say when, or even if, any submissions to the EPA or the FDA will be completed.  The Company cannot predict the timing of FDA or EPA approval, or even if such approval can be obtained.

EPA

Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. The procedures and tests required for EPA approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies” ” in the section entitled “T36® Disinfectant” under “4.B.Company Development”.

FDA

Any products with therapeutic claims or intended for use on humans are regulated by the FDA.  It is illegal to market and sell therapeutic products in the United States without FDA registration. At this time, the Company has completed certain pre-clinical testing to satisfy FDA requirements for registration of T36® as a skin antiseptic. Protocols for the next round of testing have been submitted to the FDA for review. If these protocols are approved, the Company intends to proceed with this proposed testing and, ultimately, to obtain to registration of its therapeutic products with the FDA. The testing that has been done and that the Company intends to conduct is detailed above in the sections entitled “Testing for therapeutic indications” in the section titled, “4.B.Company Development”.

2.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

On May 29, 2008 the Company announced that He-Yi had completed its manufacturing facility and had shipped it first products within China. At this time, the Company cannot guarantee that He-Yi will be able to obtain approvals to market the Company’s products in other provinces of China or that He-Yi will be able to sell any of the Company’s products at all in China or elsewhere.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Patents and patent applications

The Company is attempting to patent or secure proprietary protection for the specific combination and manufacturing of the T36® formulation although the ingredients are all common chemical compounds.

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

Canada: On February 18, 2005 the Canadian Intellectual Property Office received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO and the Company was advised that a response was required by October 8, 2009. On the advice of the Company’s patent lawyers, the Company decided to abandon the Canadian patent application and the abandonment was deemed effective by CIPO on February 13, 2009. However, the patent application can be reinstated by October 8, 2009 by paying a fee of CAN$200.00 and submitting a response to the Office Action to CIPO. This decision was made to defer the costs of the Canadian patent application for a period of one year at little cost.

European Union: On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) and assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information to support the claims that were made in the application. The Company completed both the literature research and the laboratory studies and, on December 19, 2008, submitted the response to the second Office Action to the EPO.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

China: On June 25, 2005 the Company was notified that the PCT application was accepted for national examination by the Patent Office of the People’s Republic or China (“Chinese Patent Office”) and assigned Patent Application Number 02829642.7. On August 11, 2005, the Chinese Patent Office accepted a Request for Substantive Examination from the Company. The application was published in the Chinese Patent Gazette on October 19, 2005, under Publication No. CN1684711A and entered into Substantive Examination. On February 5, 2006, the Company filed a Voluntary Amendment to the original patent application to correct certain minor errors in the original application. On June 2, 2006, the Chinese Patent Office provided an Office Action which requested certain additional amendments to the patent application. On December 18, 2006, the Company filed its response to the Office Action. The Company was notified by the Chinese Patent Office that the Chinese patent had been allowed, effective June 8, 2007. The Company then drafted amendments to the original patent application. As in the case of the amendments prepared for CIPO, the proposed amendments to the Chinese patent expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”).  On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. At the time of this report, no further developments have occurred with this Chinese patent application. On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.

United States: On February 18, 2005, the US Patent and Trademark Office (“USPTO”) received the PCT patent application and assigned it Patent Application Number 10/525,110. The patent application was published by the USPTO on December 22, 2005, under Publication Number US 2005/0282727. On July 27, 2006, the Company received that first Office Action from the USPTO which required clarification or modification of certain claims made in the patent application. The Company was required to respond to the Office Action by October 27, 2006 and did so on October 26, 2006 with amendments to the claims that required clarification or modification. On February 7, 2007 the USPTO provided the Company with a Notice of Allowance for the US patent with all claims made by the Company accepted by the USPTO. A Notice of Allowance is not a grant of a patent and is subject to withdrawal by the USPTO or on petition by the Company. The Company then filed certain minor, voluntary amendments to the patent application and a second Notice of Allowance, dated June 8, 2007 was provided by the USPTO. During the quarter ended September 30, 2007, amendments to the original patent application were drafted. These amendments were submitted to the USPTO as a U.S. Continuation Patent Application in December, 2007. As in the case of the amendments prepared for the Chinese Patent Office and CIPO, the proposed amendments to the US patent expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On January 23, 2008 the USPTO issued a Filing Receipt for the U.S. Continuation Patent Application and assigned Serial No. 11/966,128 to the application. On February 15, 2008, the Company was advised that a Notice of Allowance had been received from the USPTO projecting that the US patent would be issued on March 4, 2008. As projected, U.S. Patent Number 7,338,927 was issued on that date and provides protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022.  The patent can be viewed on the website of the USPTO. On May 2, 2008, the USPTO issued an Office Action in response to U.S. Continuation Patent Application No. 11/966,128. The matters raised in the Office Action were addressed by the company and submitted to the USPTO in November, 2008.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Singapore: On February 18, 2005, the Singapore Patent Office accepted the PCT patent application and assigned it Patent Application Number 200500987-3. On July 31, 2007, the Company was notified that the application had been examined by the Intellectual Property Office of Singapore and satisfied the formal requirements of the Patent Act and Rules of Singapore. Accordingly, the application was assigned Divisional Singapore Patent Application No. 200703677-5. The Company can now file a request for a combined Search and Examination Report by September 18, 2009.

Australia: On March 15, 2005 the PCT application was accepted for national examination by the Australian patent office on March 15, 2005 and assigned with Patent Application Number 2002322916. On October 24, 2006, the Australian patent office provided the Company with a Direction to Request Examination. On October 10, 2007, the Company announced that the Australian Patent Office had accepted the patent application with no objections. On December 4, 2007, a divisional application was filed at the Australian Patent Office. As in the case of the amendments prepared for the Chinese Patent Office, CIPO and the USPTO, the divisional application provides amendments to the Australian patent that expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On February 22, 2008, the Company announced that Australian Patent Number 2002322916 has been issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On March 3, 2008, the Company was notified that the divisional application had been assigned Serial No. 2007237333 with an official filing date of August 20, 2002. Examination of the application was requested by the Company on June 3, 2008.

The subject matter of all of these pending patents is the composition of T36® Disinfectant which contains five active ingredients, four of which are in relatively low concentrations that act synergistically to disrupt the physical structure of all types of micro-organisms. The pending patents also provide for the method of manufacturing T36® Disinfectant.

PCT application for anti-inflammatory, antiseptic therapeutic formulation

On March 20, 2008 the Company filed a comprehensive new patent application, International Application No. PCT/CA2008/000536, “Antiseptic Compositions for the Treatment of Infections”, with CIPO under the Patent Cooperation Treaty (PCT). The new PCT application seeks protection for the composition and preparation of T36® formulations that also contain steroids, anesthetics or analgesics for use on topical infections and, in particular, inflamed infections. Typically, infections with associated inflammation are treated with separate antiseptic and anti-inflammatory preparations. The new T36® formulations combine these properties into a single treatment, making the prescription process easier for the physician and the application easier for the patient.

In preliminary studies, under the direction of a physician, T36® formulations containing anti-inflammatory steroids quickly resolved a number of skin infections, some of which had resisted all other treatments. Examples include chronic eczema with secondary Staphylococcus infections and fungal infections, such as athlete’s foot, Tinea versicolor.

On January 13, 2009, the Company was notified by its patent lawyers that an International Search Report (ISR) and Written Opinion was issued by the International Searching Authority (ISA) on December 18, 2008. As part of the PCT patent process, the ISA performs search of prior art to identify any relevant art that may impact the patentability of a PCT application. Generally, “prior art” consists of everything which has been made available to the public anywhere in the world, for example, by means of a written disclosure (including drawings and other illustrations). The prior art is “relevant” if it is capable of being of assistance in determining whether an invention, as claimed, is new and involves an inventive step and was made available to the public before the international filing date. The ISA then issues a preliminary and non-binding Written Opinion. This Written Opinion is an assessment by an Examiner on whether or not a patent application conforms with respect to certain requirements for patentability.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The claims made in this particular PCT application were purposefully very broad. Accordingly, the examiner for ISA found a number of patents and other literature that, in the opinion of the examiner, represented prior art. At this time, the Company does not need to take any action but can request to start national examinations of the PCT application any time prior to September 20, 2010. Then, as the national examiners provide their responses to the PCT application, the Company can respond to the opinions of the national examiners by presenting arguments or amending the claims.

As the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

Trademarks:

The Company successfully trademarked “T36” in Canada on April 22, 2004 and in the United States on November 2, 2004.  The trademark in the United States is a Principal Register mark. The Principal Register of the US Patent and Trademark Office (“USPTO”) conveys the important substantive rights that most people associate with federal registration and, as a result, it is the preferred method of federal trademark protection. Probably the most important benefit of placing a mark on the Principal Register is that anybody who later initiates use of the same or a confusingly similar trademark may be presumed by the courts to be a "willful infringer" and therefore liable for damages The Company also successfully trademarked the Company’s logo in Canada on July 16, 2004 and in the United States on January 18, 2005, also as a Principal Register mark. On March 3, 2008, CIPO accepted applications filed by the Company to register “T36 Disinfex” (File No. 1385140) and “T36 Safe-T-Cide” (File No. 1385134) as trademarks in Canada. Both trademarks were advertised in the Trade-marks Journal on November 12, 2008. For a period of two months after a trademark is advertised in this manner, opposition to the proposed trademark can be filed. During this period, Triosyn Holdings Inc. (“Triosyn”) filed a statement of opposition to the proposed trademark, “T36 Disinfex”. On February 6, 2009, the Company was advised that the Trademarks Office had granted Triosyn an extension to April 12, 2009 to file a formal Statement of Opposition.  The proposed trademarks were selected through the work done by Brand Institute to establish new “brands” for the Company’s products for the retail and commercial markets. The proposed trademarks were then screened by the Company’s patent and trademark lawyers and the decision was made to add the “T36” prefix to the names to make them more unique. Although the Company’s management believes that sufficient due diligence was conducted to select appropriate trademarks and to avoid infringement on any existing trade marks or trade marks for which applications have been submitted, there is no guarantee that the new trademarks will be issued or that the trademarks will not infringe on the trademarks of other companies or that other companies will not take action against the Company for trademark infringement. Upon receipt of the formal Statement of Opposition from Triosyn, the Company, in consultation with its lawyers will decide the course of action.

Impairment of intellectual property

The Company purchased substantially all of the assets and undertakings of API, principally comprised of certain intellectual property rights of API related to T36® Disinfectant developed by API including certain drug identification numbers, trademark and patent applications, inventory, capital assets, the shares of ALDA Institute For Preventative Health Care Inc., a non-competition agreement, certain contracts and inventory. The value placed on these assets was $555,000. Details on how this value was obtained is discussed in more detail in the section above titled “4.A. History and Development of the Company”.  In the financial statements, the intangible assets balance represents the carrying amount for the intellectual property and these assets were determined to have an indefinite life.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The carrying amount of Intangible Assets was determined as follows:

Original purchase cost (Note 9)

$540,000

Impairment loss in 2004

(179,000)

Balance at June 30, 2004

361,000

Impairment loss in 2005

(245,000)

Balance at June 30, 2005

116,000

Balance at June 30, 2006

$116,000

Effective July 1, 2006, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite of 20 years.  The impact of this change in estimate was to increase amortization by $5,800 for the year ended June 30, 2008.

Opening balance as at July 1, 2006

$116,000

Accumulated amortization

 (5,800)

Balance as at June 30, 2007

$110,200

Effective June 30, 2008, the remaining balance of $110,200 was written off entirely so that the remaining balance of intangible assets is zero.

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

The Company had entered into a production contract with Norwood Packaging Ltd. (see Exhibit 4.b.) but this agreement was terminated by mutual agreement on June 18, 2008 (Exhibit 4.l). The Company does not anticipate entering into other production contracts in the foreseeable future.

The Company does not have production facilities as of June 30, 2008 but has entered into a non-binding Letter of Intent to purchase a pharmaceutical manufacturing company as disclosed in a news release issued by the Company on February 23, 2009.

Principal markets and Potential Product Markets

At this time, the Company’s sales have principally been to:

1.

“First Responder” organizations, including ambulance, fire fighters and police forces in Canada;

2.

Dental clinics; and

3.

Beauty and hair care salons and spas.

There are no reliable market estimates of the size of the disinfectant or disinfectant cleaner market in these particular segments.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The Company hopes to expand its product sales to hospital and related consumers in the future. In addition, the Company hopes to expand its product sales to the United States and China.  However, as detailed in Item 4.B., “Material Effects of Government Regulation”, the Company’s products must first receive regulatory approval in any new sales jurisdiction and obtaining this approval can be costly and time consuming.

There is no available estimate of the size of the Canadian market for disinfectant products or products similar to those of the Company. Also, no estimates are available for the US or overseas markets.

“Disinfectant Products” are a very broad category of products and, where estimates are available of market size, the data appears to include many products dissimilar to those offered by the Company and often includes consumer products (e.g. widely marketed consumer brand name hand soaps).  As well, particularly in the market niches where the Company’s sales have been to date (as described above), there are a number of private company producers of disinfectant products whose sales figures are not publicly available.  No industry trade organization exists which could provide estimates of disinfectant sales, in product categories, for Canada or the United States.

Marketing, Distribution and Sales Channels

The Company does not directly market its products to end consumers.  The Company’s marketing, distribution and sales method is to market its products to wholesalers of similar products who then market the products to end consumers. The Company plans to hire an Account Manager to provide sales and marketing assistance to distributors.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

2.

Sinclair Dental Limited is a distributor to the dental market and, as of the date of this report, has been a customer of the Company for over 5 years.

3.

Product Distribution Centre (“PDC”) is a Crown Corporation of the Province of British Columbia, Canada, a distributor to the first responder market and, as of the date of this report, has been a customer of the Company for over 5 years.

4.

The Stevens Company Limited is a distributor to the scientific and medical markets and, as of the date of this report, has been a customer of the Company for over 5 years.

5.

VWR International is a distributor to the laboratory market and, as of the date of this report, has been a customer of the Company for over 5 years.

The Company currently sells its T36® Disinfectant through these distributors and is also planning on introducing its new products, such as the T36 DisinfexTM Disinfectant Cleaner, T36® Disinfectant Cleaner CONCENTRATE and the corresponding wipes, through these distributors. The current sales and plans to introduce the new products through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company’s revenues until new distributors could be found. It is possible that new distributors might not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs, even if the sales levels could be regained.

4.C.  Organization structure

The Company is not part of a group and has only one wholly owned subsidiary, Sirona Therapeutics Corp. (“Sirona”), formerly the ALDA Institute for Preventative Health Care Inc., a Company incorporated in British Columbia.

On January 12, 2005, the Company entered into a license agreement with Sirona.  Under this agreement, the Company can choose to transfer the rights to certain therapeutic applications of its T36® Disinfectant to Sirona if financing is directed into Sirona rather then into the Company. The Company will retain ownership of the technologies if Sirona undertakes any financing and completes the patenting and registration of any therapeutic products developed and based on the T36® Disinfectant. At the present time, Sirona is an inactive company, but is in a position to become active if Sirona secures investment funding in the future. If such an investment is not made directly into Sirona, it will remain inactive or may undertake unrelated business activities.

4.D. Property, Plant and Equipment

The Company has executive offices at 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 which consists of 1,581 square feet. The Company leases its offices on a month-by-month basis at CDN$ 2,036.55 per month (see Exhibit 4.d. for original lease agreement).

The Company uses outside manufacturers for its production needs. On February 23, 2009, the Company announced in a news release that the Company had entered into a non-binding Letter of Intent to acquire a pharmaceutical manufacturing company.

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

  5.A.  Operating Results of The Company

Overview

Over the course of the Company’s operating history, the Company has successfully secured the required government and regulatory approvals to market and sell its T36® Disinfectant products in Canada.  This has resulted in sales as described in Results of Operations below and, to date, all of the Company’s sales have been in Canada which, while a developed industrial economy, is not a particularly large market relative to economies such as the United States or China. To achieve profitability and increase sales substantially, the Company must first secure government and regulatory approval of its products in markets outside of Canada or secure registrations for additional products within Canada. Although sales in Canada have been consistent over the Company’s operating history, the Company has not yet secured the required government and regulatory approvals for the sales of its products outside of Canada.  Each government or regulatory jurisdiction tends to require efficacy studies or safety studies of differing content or quality.  The regulatory approval process to date has been costly both in terms of working capital and in terms of management time and attention.

The Company has been actively marketing its T36® Disinfectant product since the acquisition of API was completed. A standard alcohol hand sanitizer is also manufactured for the Company by Norwood Packaging.

The Company’s sales show no significant variation from quarter to quarter. Over the last three fiscal years, sales have been $249,042, $256,243 and $223,586, in the year ended June 30, 2008, 2007 and 2006, respectively. The unit cost of sales has also stabilized as a percentage of sales in the years ended June, 2008, 2007 and 2006.  However, the Company is still operating overall with a significant loss from operations.  This reflects, to a great extent, the costs associated with the work being done to register its products for sale in jurisdictions other than Canada and ongoing administrative, management and intellectual property protection costs. To generate a net profit, the Company believes that it must register its products for sale in another major market, such as the United States or China or both, to achieve sales economies or achieve significant sales of its newer products such as the hand sanitizer and disinfectant cleaners.

Trend information

There are no markets or other trends which the Company believes materially affect its business prospects other than small seasonal dips in sales observed during the summer months and over Christmas and into the New Year. The Company’s existing customers and the general public are becoming more aware of disinfectant products. The continuing spread of antibiotic-resistant bacteria is contributing to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces. This has resulted in growth in the market for disinfectant products, in particular consumer products which provide antibacterial soaps and lotions.  No reliable quantification of the growth these product sales have experienced is available and no growth or future growth can be reliably predicted. The Company believes that its revenues will increase as new products based on the T36® formulation are launched.

Sales

As a result from the sale of T36® Disinfectant and T36® Hand Sanitizer through its distributors to the first responders, dental and beauty markets, the Company recorded sales of $249,042 for the year ended June 30, 2008 as compared to $256,342 and $223,586 for the 2007 and 2006 fiscal years, respectively. The Company relies heavily on its current distributors to provide T36® products to customers. For the year ended June 30, 2008, sales from three major customers accounted for 55% of the total sales.  Sales from these three customers totaled $137,954.  Sales from these major customers totaled $162,837 and accounted for 66% of the total sales in the prior fiscal year.  The difference in sales revenue was partly due to the timing differences in ordering. As anticipated, sales were lower in the summer and over the Christmas period.

The Company anticipates that the sales will grow when more products, including T36® Antiseptic Hand Sanitizer Gel, T36® Antiseptic Hand Sanitizer Liquid, and T36® Disinfectant Cleaner Concentrate, are introduced to the market. The Company observed that no new major competitors have appeared in the market nor have any withdrawn from the market. However, certain companies have introduced new varieties of disinfectant products, including disinfectant products in wipe form to the market so that the selection of products appears to be increasing.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Cost of Sales

For the year ended June 30, 2008, the cost of sales incurred was $157,234, representing 63% of total sales as compared to $165,920, representing 65% and $142,379, representing 64% of total sales for the 2007 and 2006 fiscal year, respectively.  Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs, shipping and handling charges. The Company is no longer storing any significant amount of inventory at the Company’s premises. Therefore, the Company anticipates that the warehousing costs and handling charges will increase somewhat in future quarters.

Gross Profit

For the year ended June 30, 2008, the Company recorded a gross profit of $91,808.  A gross profit of $90,323 and $81,207 was recognized in 2007 and 2006 fiscal year, respectively. Gross profit has been relatively stable over the reported periods.

Advertising and Promotion

Advertising and promotion costs for the year ended June 30, 2008, 2007 and 2006 were $21,603, $12,766 and $12,169, respectively. Costs are increasing because the Company has been providing lectures, sending samples of T36® Disinfectant and literature to customers and distributors, and undertaking promotions with distributor. Samples of T36® products were sent out to business community and institutions to raise the Company’s awareness.  The Company anticipates that additional investment in this area is required for 2009 fiscal year when the new products, such as T36® Antiseptic Hand Sanitizer Gel, and T36® Disinfectant Cleaner Concentrate, are introduced to the current distributors and to the market.  New promotional literature will be provided to the current and new distributors.

Consulting

Consulting fees for the year ended June 30, 2008, 2007 and 2006 were $1,004,660, $308,600 and $183,218, respectively.  Included in the consulting fees were $270,000 paid to the Company controlled by the Company’s President, Terrance Owen; its CFO, Peter Chen, in remuneration for their management services provided to the Company.  The related party transactions were provided in Note 12 of the audited consolidated financial statements.  The consulting fees were higher over the years because of $605,068 non-cash compensation expenses being recognized in consulting fees as described in Note 7(b) of the audited consolidated financial statements and he Company hired third party consultants to carry out ongoing projects including branding, marketing and product development.

Due diligence

A due diligence fee of $10,000 was paid to the pharmaceutical manufacturing company which the Company intends to acquire in order to compensate the target company for legal and accounting expenses incurred to satisfy the due diligence requests. No such fees were paid in the 2007 or 2006 fiscal years.

Dues and Filing Fees

In the 2007 and 2006 fiscal years, dues and filing fees were $24,570 and 22,834, respectively. In the fiscal year ended June 30, 2008, these fees increased to $44,626 due to fees paid to the TSX-V, the British Columbia Securities Commission and the securities commissions of other provinces for the completion of the private placements and the granting of options to directors, officers, employees and consultants.

Investor Relations

The investor relations activities amounted to $124,065, $65,039 and $52,808 for the year ended June 30, 2008, 2007 and 2006, respectively.  Freeform Communications, Inc. (“Freeform”) continued provided their services to the Company and in return the Company paid a total of $46,649, $38,300 and $20,300 to Freeform in 2008, 2007 and 2006, respectively.  The Company retained Rhone Alternative Marketing Partners (“RAMP”) in 2007 to raise funds in Europe for the testing and registration of the topical therapeutic applications of the Company’s T36® technology. The agreement with RAMP expired on October 25, 2007.

The Company granted Options to acquire 400,000 common shares of the Company to Freeform resulting in $53,707 non-cash compensation expenses being recognized for year ended June 30, 2008. No options were granted to Freeform during 2007 fiscal year.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Legal and Accounting Fees

Legal and accounting fees were totaled $89,723, $53,697 and $63,178 for year ended June 30, 2008, 2007 and 2006, respectively. An increase in legal and accounting fees observed in the 2008 fiscal year was partly due to the ongoing foreign securities registration assisted by Stanislaw Ashbaugh L.L.P.  Legal fees incurred in the periods consisted of closing two private placements, issuing of options, advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, reviewing 20F documents for the registration of the Company’s securities in the United States and accounting fees for conducting due diligence on the pharmaceutical manufacturer that the Company intends to acquire. Accounting fees also include of the cost of the year-end audits.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2008, 2007 and 2006 were $375,807, $0 and $18,377, respectively. During 2007 fiscal year, intellectual property costs were capitalized with an amortization period of 20 years rather than expensed.  As a result of a change in accounting practices, these costs were expensed in the fiscal year ended June 30, 2008 so that the financial reporting is consistent with the Company’s focus on R&D. As consequence, the Company has elected to write off patent application and development costs and intellectual property that was acquired in the original Qualifying Transaction. In keeping with this commitment to R&D, the Company will expense these costs in the future to be consistent with standard accounting practices. Therefore, patent application and development costs and intangible assets that were being capitalized with a useful life of 20 years in prior fiscal years were written down to zero and added to this expense category for the 2008 fiscal year. Costs incurred in 2008 fiscal year included testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and consultants fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products.

Wages and Benefits

As a result of the stock-based compensation expenses of $244,791, wages and benefits were increased to $302,439 for the year ended June 30, 2008 from $116,633 and $75,903 of 2007 and 2006 fiscal year, respectively.  Costs in this category include the wages paid to accounting and administrative assistance and to sales and marketing staff as well as the expenses related to stock Options granted to certain employees.  Expenses related to stock Options granted can be found in Note 7(b) of the audited consolidated financial statements.

Loss from Operations

The loss from operations was $1,976,475 for the year ended June 30, 2008 as compared to $562,090 and $380,026 for the 2007 and 2006 fiscal year, respectively.  Losses for the year ended June 30, 2008 were significantly greater than the previous years ended June 30, 2007 due to granting of $0.50 and $0.80 stock options during the 2008 fiscal year as disclosed in Note 7(b) of the audited consolidated financial statements.  As a result of the granting of stock options, $903,565 in non-cash stock based compensation expenses were recognized in the statement of operations. The Company recorded $148,100 and $1,156 in stock based compensation in the 2007 and 2006 fiscal year, respectively. During the 2008 fiscal year, the Company continued to expand its intellectual property portfolio by submitting a comprehensive new patent application for anti-inflammatory, antiseptic therapeutic formulations to cover the composition and preparation of T36® formulations that also contain steroids, anesthetics or analgesics for use on topical infections and, in particular, inflamed infections.  The Company has also engaged Bioscience Laboratories Inc. to conduct extensive efficacy testing on T36®.  All of the testing was successfully completed.  The results, along with earlier efficacy and toxicology studies, were submitted to FDA for approval to proceed to the next stage of testing for use of T36® as a single dose, pre-surgical and pre-injection skin antiseptic.   Dr. John Hibbard has been retained to assist with regulatory matters to satisfy FDA’s requirements and to evaluate the potential applications and development of the Company’s T36® technology and the regulatory pathways to commercialization. PharmEng Technology Inc. has been engaged to assist with regulatory matters in Canada and the EU.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The Company continued to pursue the registration of its securities in the US.  During the 2008 fiscal year, the Company appointed new US lawyers, Stanislaw & Ashbaugh, LLP, to assist with foreign securities registration and to communicate with the SEC.  The Company submitted the Form 20-F for the 2006 and 2007 and all of the outstanding 6-K quarterly reports. Subsequent to these filings, two amendments to the 2007 Form 20-F were filed.   As a result of a number of initiatives that were taken during the year to promote further growth of the Company, the Company observed substantial increase in expenditures while sales remained similar to prior fiscal year.

Management continues to work towards the launch of new products, including T36® DisinfexTM Disinfectant Spray and Wipes, T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes, T36® Disinfectant Cleaner Concentrate, T36® DisinfexTM Disinfectant Cleaner Wipes and the therapeutic products. The pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection.  As a result, further losses will be anticipated in subsequent years.

 Interest Income

Interest income earned from bank deposits for the year ended June 30, 2008, 2007 and 2006 was $38,740, $0 and $1,725, respectively.  The increase was due to an increase in cash position upon the closing of various private placements and the exercising of options and warrants from the holders in 2008 fiscal year.

As a result of a change in accounting practices, patent costs were capitalized on the Balance Sheet in the fiscal year ended June 30, 2007 but expensed in the fiscal year ended June 30, 2008 so that the financial reporting is consistent with the Company’s focus on R&D. As consequence, the Company has elected to write off patent application and development costs and intellectual property that was acquired in the original Qualifying Transaction.

Loss for the Year

The loss for the year ended June 30, 2008 was $1,937,735, as compared to $562,090 and $378,301 in 2007 and 2006 fiscal year, respectively.   The loss was relatively higher due to the granting of various options during the 2008 fiscal year.  As a result, non-cash compensation of $903,565 related to the granting of stock options was included in the statement of operations, whereas the Company recorded non-cash compensation of $148,100 during the 2007 fiscal year.  The details of non-cash compensation are disclosed in Note 7(b) of the audited consolidated financial statements.  In addition, $10,591 of intangible assets and patent applications were amortized during the 2008 fiscal year. On June 30, at the end of the 2008 fiscal year, the remaining intangible assets, patent application costs and product development costs of $190,638 were fully expensed and written down to zero. In the 2007 and 2006 fiscal years, these costs were $7,931 and $0, respectively. During the year, the Company proceeded with extensive testing of its T36® formulation. The results will be used to support applications in Canada, the US and Europe to test for the anti-microbial effectiveness of the formulations in human clinical trials.  The losses in 2008, 2007 and 2006 fiscal years were offset by  gains of interest income of $38,740, $0 and $1,725, respectively, earned from the bank deposits. As a result of legal disputes with competitors, net gains of $10,545 and $37,383 were recognized in the statement of operations in 2007 and 2006 fiscal years, respectively.

1.6    LIQUIDITY

Although the Company generates some revenues from the sale of its lead product, T36® Disinfectant, sales are mainly occurring in Canada and commencing in China.  T36® Disinfectant is registered in the United Kingdom and the Company will be pursuing opportunities in European markets but no firm plan has yet been established.  The manufacturing facility for the Company’s products in China is now in operation.  The Company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the T36® formulation. Management is also evaluating the possibility of acquiring technologies that are complementary to T36® technology and launching similar type of products lines in the near future.

It is expected that the Company will need to undertake further financing in order to pursue these plans and these financings will lead to the dilution of current shareholders of the Company.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

1.7

 CAPITAL RESOURCES

During the fiscal year ended June 30, 2008, the Company arranged two private placements at $0.12 and $0.15 per Unit.  The Company raised a total of $765,000 by issuing a total of 5,500,000 Units of the Company’s Common Shares and Warrants.  Each warrant entitled the holder to purchase one additional Common Share at an exercise price of $0.24 or $0.30, respectively, for the first year following the closing date and thereafter at an exercise price of $0.36 or $0.45, respectively, for the second year after the closing date.  The net proceeds will be used for general working capital. As at June 30, 2008, the Company had working capital of approximately $2,470,247.

During the fiscal year ended June 30, 2008, the Company received $1,918,200 from the exercise of 11,086,500 Warrants at an exercise price range of $0.10 to $0.30 and 650,000 Options at an exercise price range of $0.10 to $0.11.

As at June 30, 2008, the Company had 49,511,799 outstanding common shares and a total of 6,677,500 outstanding warrants exercisable at an exercise price range of $0.24 to $0.45 before the date of expiration. The outstanding stock options as at June 30, 2008 were 4,800,000 (4,362,500 options exercisable) at an exercise price range of $0.11 to $0.80 per option.  Upon the exercise of outstanding warrants and options, the Company will have fully diluted outstanding common shares of 60,551,799.

At the time of this report, the Company has sufficient working capital to pursue its development plans and to fund its operations.  However, there can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options.  There is no assurance that additional funding will be made available to the Company to fulfill its business objectives.  In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. While the Company has (as described above in Results of Operations) sales revenues, these revenues are not sufficient, at this time, to enable the Company to expand its activities in seeking regulatory approval in markets outside of Canada or to enable it to develop and market new products.  Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals.  A lack of funds will impair the ability of the Company to complete such tests.  A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

Critical Accounting Policies

Please refer to the Notes to the audited financial statements

Recent Accounting Pronouncements

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to comprehensive income, recognition, measurement, disclosure and presentation of financial instruments and hedges.  These new accounting standards are applied prospectively beginning July 1, 2007.  Adoption of these standards had no impact on the consolidated financial statements for the year ended June 30, 2008.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Section 1530 – Comprehensive Income – This section established standards for reporting and presentation of a statement of comprehensive income.  Comprehensive income includes net earnings and other comprehensive income.  Other comprehensive income is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income includes holding gains and losses on certain derivative instruments that are classified as available-for-sale, and gains or losses due to the change in foreign currency relating to self-sustaining foreign operations, all of which are not recognized in net earnings until realized.

Section 3251 – Equity – In addition to Section 1530 (Comprehensive Income), this section establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855 – Financial Instruments – Recognition and Measurement – This section established standards for recognizing and measuring financial instruments in the balance sheets and specifying how unrealized or realized gains and losses are to be presented during the reporting period.  In accordance with the new accounting standard, all financial assets and financial liabilities are measured at fair value on initial recognition except for certain related party transaction.

Financial instruments have been classified as held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities.  Financial assets that are held to maturity, other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income until realized, at which time realized gains and losses will be recognized in net income.  Held for trading instruments are measured at fair value with unrealized gains and losses recognized in the results of operations in the period in which they arise.  Loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.  Financial liabilities that are not classified as held to maturity are classified as other financial liabilities, and are carried at amortized costs using the effective interest method.  Any gains and losses on realization of other financial liabilities are included in earnings.  Any transaction costs incurred to acquire financial instruments will be included in earnings.

The Company’s financial instruments consist of cash and equivalents, accounts receivable, prepaid expenses and others, subscriptions receivable, and accounts payable and accrued liabilities.  The fair value of these instruments approximates the carrying amounts due to the immediate or short-term maturity of these financial instruments. The Company has made the following classifications:

Cash and equivalents

Held for trading

Accounts receivable

Loans and receivable

Prepaids expenses and others

Loans and receivable

Subscriptions receivable

Loans and receivable

Accounts payable and accrued liabilities

Other financial liabilities

Section 3861 – Financial Instruments – Disclosure and Presentation – This section establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them.  This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them.  Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.

Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation - These sections revised and enhance the disclosure requirements while carrying forward its presentation requirements.  These new sections will place increased emphasis on disclosures about the nature and extent of risks associated with both recognized and unrecognized financial instruments, how the entity manages the risks, and the exposure to liquidity, currency and other price risks.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

It is management’s opinion that the Company is not exposed to significant interest, currency, credit, and liquidity risk arising from these financial instruments.  The Company has transactions dominated in US dollars but exposure to currency risk is immaterial.  The Company mitigates its exposure to credit risk by maintaining its primary operating accounts with a chartered bank in Canada and constantly monitoring credit standing of counterparties.  The Company manages its liquidity risk through the management of its capital as described in note 14.  The Company does not use financial derivatives.

Section 3865 – Hedges – This section establishes standards for the Company that chooses to designate qualifying transactions as hedges for accounting purposes.  This section builds on Accounting Guideline AcG-13, “Hedging Relationships,” and Section 1650, “Foreign Currency Translation”.  The Company does not use hedge accounting and has no hedging relationships.

Section 1535, “Capital Disclosures” – This section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of the entity’s objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital.

Section 3031 – “Inventories” – This section establishes standards for measuring the inventories.  The new standards require that the inventories shall be measured at the lower of cost and the net realizable value.  This section provides guidelines on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value and reversal of a previous write-down when the value of inventories is evidently increased due to the change in economic circumstances.  The use of last-in, first-out method (LIFO) in measuring inventories is not recommended. This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Company is evaluating the effect of adopting this new standard.

Section 3064 – “Goodwill and Intangible Assets” – The replacement of Section 3062 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company is evaluating the impact of this new standard.

As announced by the Canadian Accounting Standards Board (“AcSB”), the financial reporting requirements for Canadian companies will be changed to the use of International Financial Reporting Standards (“IFRS”), replacing Canada’s own GAAP.  The changeover date for publicly-listed companies is 2011.  The Company has begun reviewing its plan for adopting IFRS for 2011.  At this time, the Company has not yet determined the financial reporting impact due to the change of new reporting standards.

5.C.  Research and development, patents and licenses etc.

The Company expects to spend up to $500,000 on clinical testing and patenting of its products in Fiscal 2009 in total.  Some of these funds may, it is anticipated, be expended in having regulatory consultants prepare submissions to the FDA and the EPA.

Because it is impossible to predict if the EPA or FDA will request further studies or reviews of the Company’s products, or what cost such studies or reviews would incur, it is not possible to say if this budget will suffice to allow completion of the submissions on the Company’s behalf.

The Company may not presently have sufficient working capital to fund its Research and Development expenditures described above and will need to undertake further financings to secure the funds required.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2008 about the Company’s current directors and senior management.  There have been no subsequent changes to the Company’s current directors and senior management:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Terrance Owen	62	President, CEO and Director	Bi-optic Ventures Inc.	Secretary and Director
Peter Chen	46	Secretary, CFO and Director	None	n/a
Eugene Hodgson	52	Director	Grandfield Pacific Inc. Timmins Gold Corp.	Director Director
Linda Allison	61	Director	None	n/a
Ronald Zokol	59	Director	None	n/a
William McCoy	53	Director	None	n/a

o

Terrance Owen – President, CEO and Director:  B.Sc. (Honours), University of Victoria, 1968; M.Sc., Biology, UNB, 1970; Ph.D., UBC, 1974, M.Sc., SFU, 1991; President, CEO, Director and co-founder of the Company  since2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, 1980 2002; President, Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, 1995 to 1998; Secretary of Bi-optic Ventures Inc. a company listed on the TSX Venture Exchange since September, 2002 and a Director of Bi-Optic Ventures Inc. since  September, 2006.

o

Peter Chen – Secretary, CFO and Director:  Diploma in Accounting, Douglas College, 1993; self-employed financial consultant, 1993 to 2003; CFO, Prospect Point Exploration & Management Services Ltd., a private company providing mineral exploration consulting services, 2000 to 2003; President of Canadian Mineral Exploration Managing Consultants Inc., a private company providing mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, 1997 to 2000 and CFO. 1994 to 2000; Director of the Douglas College Foundation, 2004 to 2007; co-founder of the Company and CFO since its inception in May, 2000.

o

Eugene Hodgson – Director:   Bachelor of Arts, University of Calgary, 1978; Director, Corporate Development, Intrawest Corporation, 1990 to 1996; President, E.A. Hodgson & Associates, a private management consulting firm, since 1996; currently, Vice President, Western Region, Corpfinance International Limited., a firm that provides specialized term financing to mid-sized and large companies; Director, Timmins Gold Corp. and Grandfield Pacific Inc., both publicly-traded companies; previously CFO and Director, Sea Breeze Power Inc.; co-founder of the "Families for School Seismic Safety" in B.C.; past Director of the Independent Power Producers of B.C.; former Director, Vancouver Board of Trade and current Area Commissioner, Pacific Spirit Area for the Boy Scouts of Canada.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

o

Linda Allison - Director: BSc (Honours), Simon Fraser University; MSc; University of London; Diploma of Imperial College (DIC), Imperial College of Science and Technology, London, 1972; PhD, Simon Fraser University, 1978 in neurophysiology, molecular biology and biophysics; President, Groberman Computer Engineering Ltd., a computer technology company developing custom systems for scientific and industrial applications, 1980 to 1995; President, Snowdon & Associates Management Consultants Ltd., a management consulting company that provides professional services to medical device, biotechnology, pharmaceutical, and high technology companies, since 1985; Corporate finance in two investment banking and brokerage firms assisting financing of biomedical and high technology companies in North America and Europe, 1992 to 1998; President & CEO, Ondine Biopharma Corp., a biomedical company developing photo-activated drugs, 1998 to 2001; President & CEO, Genesis Bioventures Inc., a biomedical holding company that invested in companies developing novel diagnostics and therapeutics in the areas of cancer and neurological disorders, 2000 to 2001; President & CEO and Director, MDX Medical Inc., a biomedical company developing medical imaging technologies for the improved diagnosis and treatment of cancer, 2003 to 2005 and Member, ForeFront Committee of the Alberta Heritage Foundation for Medical Research since 2006.

o

o

Ron Zokol – Director:  Director, ALDA Pharmaceuticals Corp. since, 2003;  has practiced and lectured in the fields of dental surgery and prosthodontics for the last 30 years; Director of the Pacific Institute for Implant Dentistry and a Diplomat of the American Board of Oral Implantology; President of the Vancouver and District Dental Society in 1986; currently is an internationally recognized lecturer in his field and teaches advanced reconstructive dentistry and provides expertise on infection control.

o

William McCoy – Director: Director, ALDA Pharmaceuticals Corp. since March, 2005; Chief Technology Officer, Phigenics, LLC, a life sciences technology company based in Chicago, Illinois since 2005; Chairman, American Society of Heating, Refrigerating and Air-conditioning Engineers (ASHRAE) Environmental Health Committee, 2008 to 2009; received the Intellectual Property Law Association "Inventor of the Year" award, 2001; received Medal for Outstanding Contribution to Management and Science from Intl. Water Assoc., Berlin 2001; author of full length book,"Preventing Legionellosis", 2005; holds 28 patents in microbial diagnostics, control, and manufacturing of industrial antimicrobials.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2008 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

_____________________________________________________________________________________

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Terrance G. Owen, Chief Executive Officer (1)	2008 2007 2006 2005	Nil Nil Nil Nil	Nil Nil Nil Nil	$150,000 $ 60,000 $ 60,000 $ 70,000	400,000 550,000 Nil 32,363	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Peter Chen, Chief Financial Officer (2)	2008 2007 2006 2005	Nil Nil Nil Nil	Nil Nil Nil Nil	$120,000 $ 60,000 $ 60,000 $ 64,000	400,000 550,000 Nil 120,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)

Consulting/management fees (“other annual compensation” of $150,000, $60,000, $60,000 and $70,000) were paid to a management consulting company owned by Terrance Owen;

(2)

Consulting/management fees (“other annual compensation of $120,000, 60,000, $60,000 and $64,000) were paid to a management consulting company owned by Peter Chen.

_____________________________________________________________________________________

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 8

Stock Option Grants to directors and officers in Fiscal 2007 Ended June 30,2007 and Fiscal 2008 Ended June 30, 2008

_____________________________________________________________________________________

Name	Number of Options Granted	% Of Total Options Granted in Fiscal Year	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant (1)
Terrance Owen	250,000 300,000 200,000 200,000	7.08 8.50 6.73 6.73	$0.10 $0.12 $0.50 $0.80	08/02/2006 05/04/2007 12/12/2007 05/02/2008	08/02/2008 05/03/2009 12/07/2010 05/02/2011	$ 5,000 $21,000 $52,505 $93,187
Peter Chen	250,000 300,000 200,000 200,000	7.08 8.50 6.73 6.73	$0.10 $0.12 $0.50 $0.80	08/02/2006 05/04/2007 12/12/2007 05/02/2008	08/02/2008 05/03/2009 12/07/2010 05/02/2011	$ 5,000 $21,000 $52,505 $93,187
Linda Allison	150,000 200,000 100,000 50,000	4.25 5.67 3.37 1.68	$0.10 $0.12 $0.50 $0.80	08/02/2006 05/04/2007 12/12/2007 05/02/2008	08/02/2008 05/03/2009 12/07/2010 05/02/2011	$ 3,000 $14,000 $26,252 $23,297
William McCoy	50,000 200,000 50,000 50,000	1.42 5.67 1.68 1.68	$0.10 $0.11 $0.50 $0.80	08/02/2006 04/12/2007 12/12/2007 05/02/2008	08/02/2008 04/12/2009 12/07/2010 05/02/2011	$ 1,000 $14,000 $13,126 $23,297
Eugene Hodgson	50,000 200,000 50,000 50,000	1.42 5.67 1.68 1.68	$0.10 $0.11 $0.50 $0.80	08/02/2006 04/12/2007 12/12/2007 05/02/2008	08/02/2008 04/12/2009 12/07/2010 05/02/2011	$ 1,000 $14,000 $13,126 $23,297
Ron Zokol	150,000 50,000 100,000 50,000	4.25 1.42 3.37 1.68	$0.10 $0.12 $0.50 $0.80	08/02/2006 05/04/2007 12/12/2007 05/02/2008	08/02/2008 05/03/2009 12/07/2010 05/02/2011	$ 3,000 $ 3,500 $26,252 $23,297

(1) See Notes 7.(b)(i) to 7.(b)(vii) of the accompanying financial statements for the year ended June 30, 2008.

The following table gives certain information concerning stock option exercises during Fiscal 2008 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

______________________________________________________________________

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2008

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Terrance Owen	0	0	$90,000/$0
William McCoy	0	0	$78,000/$0
Peter Chen	0	0	$90,000/$0
Ron Zokol	0	0	$63,000/$0
Linda Allison	0	0	$60,000/$0
Eugene Hodgson	250,000	$86,105	$0/$0

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. In total, 2,970,000 stock options were granted during fiscal year ended 2008 and 650,000 were exercised during Fiscal 2008. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. Table 8 excludes 650,000 share purchase options granted to non-officer and non-director employees, which were granted on August 2, 2006, April 12, 2007 and May 2, 2007 at an exercise price of $0.10 to $0.12 and have a term of 2 years from the date of grant. In addition, 1,670,000 options granted on December 7, 2007 and May 2, 2008 during fiscal 2008 to non-officer and non-director employees at an exercise price of $0.50 and $0.80 and have a term of 3 years from the date of grant were excluded in Table 8.  In 2007, 150,000 options to acquire common shares of the Company were cancelled due to the employee’s departure.

Change of Control Remuneration:  On June 1, 2008,  the Company established agreements to provide remuneration received by the President & CEO, Terrance Owen, and the CFO, Peter Chen, and their respective consulting companies in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management (Exhibits 4.j and 4.k). Other Compensation:  No Senior Manager or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Managers or Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation:  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Senior Management.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

Employment agreements (Exhibits 4.j and 4.k) dated June 1, 2008 were entered into with Terrance Owen and Peter Chen (“the Officers”) who provide their services to the Company through their respective holding companies, 503213 BC Ltd. and 612480 BC Ltd., respectively  The material terms of these contracts are as follows.

The Company retains the Officers as independent consultants. The Company will not be required to make contributions for employment insurance, Canada Pension, workers’ compensation or other similar levies in respect of the fee for services to be paid to the Officers. The Officers agree to pay all required contributions and deductions for income taxes, workers’ compensation and employment insurance and shall indemnify and save the Company harmless from and against all claims, actions, losses, expenses, costs or damages which the Company or its officers, employees or agents may suffer as a result of the Consultant’s non-compliance with this requirement.

The Officers agree to provide sufficient time and attention to the business and affairs of the Company, to advise and counsel the Board and to channel to the Company all knowledge, business and customer contacts and any other information that could concern or be in any way beneficial to the Company. All information communicated to the Company will be the property of the Company. The Officers acknowledge that each is a “person in a special relationship”, as that expression is defined in the securities laws of various provinces of Canada, and may receive material information concerning the business and affairs of the Company that has not been generally disclosed, and covenant and agree that they will not purchase or sell any securities of the Company until such information has been generally disclosed. The Company is aware that the Officers may provide services to certain other companies from time to time as disclosed above. The Officers agree that they will not provide services to any other companies without the written approval of the Company.

The Company will pay a consulting fee in the amount of (Cdn)$15,000.00 per month to the holding company of Terrance Owen and (Cdn)$12,000.00 per month to the holding company of Peter Chen plus applicable GST. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers. The Officers are entitled to participate in the Company’s incentive stock option plan (Exhibit 4.e). The Company will reimburse the Officers for all reasonable travelling and other out-of-pocket expenses incurred in connection with services provided to the Company. The Officers will be entitled to participate in any benefit programs established by the Company. To date, no such plans are in place.

Inventions of any type made by the Officers become the sole property of the Company which will hold all intellectual property rights for such inventions. If the Company chooses to patent, copyright, trademark or otherwise protect the inventions, the Officers will assign their rights to the Company. The Officers will treat all information of the company as confidential except any information that is presently in the public domain, any information that subsequently becomes part of the public domain, any information obtained by the Officers from a third party with a valid right to disclose it or any information that was independently developed by the Officers or was in their possession prior to receipt from the Company.

The Officers agree that they shall not engage in any activity that is contrary to or detracts from the performance of the business of the Company, will not receive and personal benefit from any party having business with the Company without the approval of the Board and, during the term of the agreement and for a period of one year afterwards, will not compete with the Company or solicit customers or employees of the Company

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The Officers may terminate this Agreement by giving thirty (30) days written notice to the Company.  The Company may waive such notice and, if it does so, this Agreement will cease on the date the Company waives such notice. The Company may terminate this Agreement without notice or payment in lieu of notice for breach of the agreement. The Company may terminate this Agreement at its sole discretion and for any reason upon giving the Consultant written notice of termination provided that the Company pays, in lieu of notice, twelve (12) months fee severance. The Company may terminate this Agreement without notice or payment in lieu of notice upon a change of control of the holding company of the Officer or the death or permanent disability of the Officer. Upon termination of this Agreement, the Consultant will promptly return all property. This Agreement may be subject to the acceptance by TSX Venture Exchange and a refusal to do so shall not constitute a default of the Company.

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (Exhibit 11), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Peter Chen (the Company’s CFO), Eugene Hodgson (non-management Director) and Linda Allison (non-management Director). The Audit Committee met four times during the year ended June 30, 2008 to discuss and approve the Company’s audited and quarterly financial statements.  The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D.  Employees

As of June 30, 2008 and as of the date of filing of this Annual Report, the Company had 1 full-time employee who provides accounting services, administrative assistance and inside sales activities and two Officers (its President & CEO, Terrance Owen and its CFO, Peter Chen), employed full-time.  The Company does not have any part-time employees. The Company retains independent consultants to assist with marketing and regulatory matters, as required.

The Company is planning to hire an Account Manager to provide sales and marketing assistance to the Company’s distributors.

6.E.  Share Ownership

Table No. 10 lists, as of June 30, 2008, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days
Common	Terrance Owen (2)	1,418,900	2.87%	1,275,000
Common	Linda Allison	527,063	1.06%	850,000
Common	Peter Chen	137,500	0.28%	500,000
Common	Eugene Hodgson	150,000	0.30%	50,000
Common	Ronald Zokol	205,748	0.42%	300,000
Common	William McCoy	0	0.00%	300,000
	Total Directors/Management	2,439,211	4.93%	3,275,00

 (1) Based on 49,511,799 outstanding as of June 30, 2008

 (2) Includes 61,900 shares owned by Patricia Genereaux, the spouse of Terrance Owen

_____________________________________________________________________________________

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan was filed with  the 2005 Form 20F as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was passed by a majority of shareholders at the Annual General Meeting held on December 12, 2008.

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

(c)

Any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or

(d)

Any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 11 as of June 30, 2008, as well as the number of options granted to them.  There are outstanding stock options granted to consultants, scientific advisors and investor relations.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 11

Stock Options Outstanding

________________________________________________________________________________

Directors and Officers	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	300,000 200,000 200,000	$0.12 $0.50 $0.80	05/04/2007 12/12/2007 05/02/2008	05/03/2009 12/07/2010 05/02/2011
Peter Chen	300,000 200,000 200,000	$0.12 $0.50 $0.80	05/04/2007 12/12/2007 05/02/2008	05/03/2009 12/07/2010 05/02/2011
Linda Allison	200,000 100,000 50,000	$0.12 $0.50 $0.80	05/04/2007 12/12/2007 05/02/2008	05/03/2009 12/07/2010 05/02/2011
Eugene Hodgson	50,000 50,000	$0.50 $0.80	12/12/2007 05/02/2008	12/07/2010 05/02/2011
William F. McCoy	50,000 200,000 50,000 50,000	$0.10 $0.11 $0.50 $0.80	08/02/2006 04/12/2007 12/12/2007 05/02/2008	08/02/2008 04/12/2009 12/07/2010 05/02/2011
Ron Zokol	150,000 50,000 100,000 50,000	$0.10 $0.12 $0.50 $0.80	08/02/2006 05/04/2007 12/12/2007 05/02/2008	08/02/2008 05/03/2009 12/07/2010 05/02/2011
TOTAL	2,550,000

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 11

Stock Options Outstanding

Employees and Others	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Allan Shapiro	300,000 200,000 100,000	$0.12 $0.50 $0.80	05/04/2007 12/12/2007 05/02/2008	05/03/2009 12/07/2010 05/02/2011
Eric Lam	100,000 100,000 100,000 100,000	$0.10 $0.11 $0.50 $0.80	08/02/2006 04/12/2007 12/12/2007 05/02/2008	08/02/2008 04/12/2009 12/07/2010 05/02/2011
Robert Lewis	250,000	$0.50	12/12/2007	12/07/2010
Brain Conway	40,000 60,000	$0.10 $0.50	08/02/2006 12/12/2007	08/02/2008 12/07/2010
Mike Wilby	40,000 60,000	$0.10 $0.50	08/02/2006 12/12/2007	08/02/2008 12/07/2010
Freeform Communications	300,000 100,000	$0.50 $0.80	12/12/2007 05/02/2008	12/07/2010 05/02/2011
John Mooney	150,000	$0.50	12/12/2007	12/07/2010
Ping Liu	250,000	$0.80	05/02/2008	05/02/2011
Total consultants, scientific advisors, employees and investor relations	2,250,000
Total Outstanding	4,800,000

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2008, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3. Only Allan Shapiro has restrictions on the voting rights of his shares.

Name	Number of Common Shares, Warrants and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2008 (1)	Options and warrants exercisable in 60 days
Terrance Owen(2)	2,693,900	5.44%	1,275,000

(1) Based on 49,511,799 shares outstanding

 (2) Shares held by Terrance Owen include 61,900 shares held by his spouse, Patricia Genereaux.

The shares, warrants and options held by Allan Shapiro dropped below 5% as of June 30, 2008 due to the sale of shares by Allan Shapiro and dilution caused by the issuance of additional shares for private placements and from the exercise of options and warrants.  There was not a significant difference in the number of shares, warrants and options held by Terrance Owen compared to the number held on June 30, 2007. However, the percentage of shares, warrants and options held by Terrance Owen, relative to the number of share outstanding decreased from 8.04% to 5.44% due to the increase of shares outstanding from 32,192,404 on June 30, 2007 to 49,511,799 on June 30, 2008.

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

7.A.2.  Canadian Share Ownership.

On March 23, 2009, the Company’s shareholders’ list showed 49,891,799 common shares outstanding and 28 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 25 holders of record  resident in Canada, holding 49,869,950 common shares; 1 holders of record resident in the USA, holding 1,500 common shares; and, 2 holders of record resident elsewhere holding 20,439 common shares.

7.A.3.  Control of the Company

The Company is a publicly owned Canadian corporation, the shares of which are owned primarily Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

During the year ended June 30, 2008, the Company paid consulting fees of $288,813 (2007: $120,000; 2006: $120,000) to companies controlled by Terrance Owen, President, CEO & Director, Peter Chen, CFO & Director, and Linda Allison,  Director of the Company.

Effective June 1, 2008, the Company entered into consulting agreements with the management of the Company (Exhibits, 4.j and 4.k.).

During the year ended June 30, 2008, the Company paid rent of $24,737 (2007: $28,371; 2006: 30,912) to a company controlled by Terrance Owen, President & CEO and a director of the Company.

During the year ended June 30, 2008, the company recorded stock based compensation expenses of $562,427 (2007: $131,500) to directors and companies controlled by a director of the Company.

As at June 30, 2007, of the $293,600 Subscriptions Receivable (2006: $nil; 2005: $nil) for the private placement that closed on June 7, 2007, $55,000 (2006: $nil; 2005: $nil) was owing from Terrance Owen, Pr esident & CEO and $50,000 (2006: $nil; 2005: $nil) from Linda Allison, both Directors of the Company. In the 2008 fiscal year, the Company collected these Subscription Receivable of $105,000 from Mr.s Owen and Ms. Allison.

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

Accounting Fees

For the annual statements dated June 30, 2008, the Company paid accounting fees of $33,010 to HLB Cinnamon Jang Willoughby, Charted Accountants.  During the year ended June 30, 2007, the Company paid accounting fees of $25,000 to HLB Cinnamon Jang Willoughby, Chartered Accountants, and $2,950 to Berris Mangan, Charted Accountants.During the year ended June 30, 2006, the Company paid $25,750 to Berris Mangan, Chartered Accountants.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management or members of the Board of Directors.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  These include audited financial statements for the fiscal years ended June 30, 2008, 2007 and 2006 prepared by the auditor, HLB Cinnamon Jang Willoughby, Charted Accountants and for the fiscal years ended June 30, 2006, 2005 and 2004 prepared by of the former auditor, Berris Mangan, Chartered Accountants.

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

Prior to the completion of the Qualifying Transaction, a company, JohnsonDiversey Inc., opposed a trademark application made in Canada by API and commenced legal proceedings during 2003 claiming damages in respect to alleged infringement of trademark. API had filed a Statement of Defense prior to the completion of the Qualifying Transaction. The Statement of Claim was subsequently amended to add the Company as a defendant in the action. On May 23, 2005, the Company entered into a settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex".

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred on May 30, 2005. The proceeds of the settlement, net of associated costs, as well as the costs associated with establishment of a new trademark, are recognized for accounting purposes in the 2006 year, when the Company's obligations under the settlement agreement are fulfilled. The Company has since renamed its lead product and it is now referred to as “T36® Disinfectant”

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company except that Triosyn Holdings Inc. (“Triosyn”) has filed a statement of opposition to the Company’s proposed trademark, “T36 Disinfex”. On February 6, 2009, the Company was advised that the Canada Trademarks Office had granted Triosyn an extension to April 12, 2009 to file a formal Statement of Opposition.

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

Table No. 12 lists the high, low and closing period average sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

____________________________________________________________________________________

Sale - Canadian Dollars

Period Average	High	Low	Closing
Month ended 06/30/08	0.66	0.38	0.42
Month ended 05/31/08	0.81	0.46	0.57
Month ended 04/30/08	1.13	0.68	0.80
Month ended 03/31/08	1.57	0.64	0.71
Month ended 02/28/08	1.47	0.57	1.28
Month Ended 01/31/08	0.70	0.30	0.70

Fiscal Year Ended 06/30/2008	1.57	0.14	0.42
Fiscal Year Ended 06/30/2007	0.155	0.145	0.15
Fiscal Year Ended 06/30/2006	0.075	0.075	0.075
Fiscal Year Ended 06/30/2005	0.18	0.06	0.07
Fiscal Year Ended 06/30/2004	0.24	0.15	0.15

Fiscal Quarter Ended 06/30/2008	1.13	0.38	0.42
Fiscal Quarter Ended 03/31/2008	1.57	0.30	0.71
Fiscal Quarter Ended 12/31/2007	0.57	0.18	0.42
Fiscal Quarter Ended 09/30/2007	0.32	0.14	0.18
Fiscal Quarter Ended 06/30/2007	0.155	0.145	0.15
Fiscal Quarter Ended 03/31/2007	0.10	0.095	0.10
Fiscal Quarter Ended 12/31/2006	0.06	0.06	0.06
Fiscal Quarter Ended 09/30/2006	0.05	0.05	0.05
Fiscal Quarter Ended 06/30/2006	0.075	0.075	0.075
Fiscal Quarter Ended 03/31/2006	0.085	0.08	0.085

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value due to changes in the British Columbia Company Act which permitted this action.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

Table No. 13 lists, as of June 30, 2008, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.   These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13

Share Purchase Warrants Outstanding

____________________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
June 7, 2007	8,000,000(1)	3,205,000	$0.30	Until June 7, 2009
August 13, 2007	2,000,000 (2)	742,500	$0.24 $0.36	Until August 13, 2008 Until August 13, 2009
November 22, 2007	3,500,000(3)	2,730,000	$0.30 $0.45	Until November 22, 2008 Until November 22, 2009

(1)

Issued pursuant to a private placement which closed in June 7, 2007.  Exercisable at a price of $0.30 until June 7, 2009.

(2)

Issued pursuant to a private placement which closed in August 13, 2007.  Exercisable period of the warrants to August 13, 2008 at the exercise price of $0.24 per share and, thereafter at a price of $0.36 until August 13, 2009.

(3)

Issued pursuant to a private placement which closed in November 22, 2007.  Exercisable at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 until November 22, 2009.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

At June 30, 2008, there were 49,511,799 common shares issued and outstanding.

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

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 11 and Table No. 13.--- Check tables for correct reference

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants:

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2006	Private Placement @$0.05 Private Placement @$0.05	3,916,000 1,100,000	$195,800 $55,000

Fiscal 2007	Private Placement @$0.05 Private Placement @$0.10	1,430,000 8,000,000	$71,500 $800,000

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000
	Private placement @ $0.15	3,500,000	$525,000

(1)

At June 30, 2008, there were no common shares held in escrow, During the 2007 year, 733,163 common shares were released from escrow (2006: 1,466,324; 2005: 1,466,318)

10.A.7.  Resolutions/Authorizations/Approvals

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

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value.  All of the common shares must be fully paid and are not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

Directors – Number and Qualification

The Company’s Articles do not specify a maximum number of directors.  The minimum under British Columbia law for a public company is three.  The number of directors shall be the number of directors fixed by the directors annually or the number that are actually elected at a general shareholders meeting under the

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

10.C.  Material Contracts

Linns (Exhibit 4.f.)

The Company assigned a five year licensing and distribution agreement with Linns Corporation Sdn Bhd (“Linns”) (see Exhibit 4.f.) with an effective date of August 1, 2004.  “The Territory” is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, subject to Linns submitting the required applications required for regulatory approval of T36® Disinfectant in each part of the Territory. As of June 30, 2008, no registrations or sales have occurred through Linns and the Company considers the agreement to be inactive. The Company is no longer pursuing any registrations either directly or through agents, except in China through He-Yi, as noted below and in Exhibit 4.g.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

Under the terms of the agreement, Phigenics LLC will provide a contribution in kind of up to $33,000 at a mutually agreeable per diem rate.

The Company will: provide up to $32,000 (US) for registration fees and pay royalties to Phigenics LLC ranging from 7% in the first year to 1% in the 6th and 7th years and a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year. Neither the term nor the termination provisions of the agreement are defined.

Norwood: (Exhibits 4.b. and 4.l)

On October 4, 2005 the Company signed a manufacturing agreement with Norwood Packaging Ltd. of Surrey British Columbia, Canada to manufacture its T36® Disinfectant antibacterial product (Exhibit 4.b). On June 18, 2008, both the Company and Norwood agreed to waive the 90 day notice period required in the agreement and to terminate the agreement. (Exhibit 4.l) For future orders, ALDA will provide Norwood with purchase orders and pay Norwood according to the standard payment terms that Norwood provides to its other customers. The Company has also started to use other manufacturers.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

10.E.  Taxation

Canadian Federal Income Tax Considerations:

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditor for its financial statements for fiscal year ended 2008 was HLB Cinnamon Jang Willoughby, Chartered Accountants.  Their audit report for Fiscal 2007/2008 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit. Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants) was the auditor for Fiscal 2005/2006.  Their audit report for Fiscal 2005/2006 is included below.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Linda Allison, Eugene Hodgson and Peter Chen are members of the Company’s Audit Committee. Linda Allison and Eugene Hodgson are considered “independent” and “financially literate”, as those terms are defined in applicable securities legislation.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

Peter Chen is considered to be an audit committee financial expert. Mr. Chen obtained a Diploma in Accounting from Douglas College in 1993. On graduation, he became a self-employed financial consultant. From November 2000 to October 2003, Mr. Chen was the Chief Financial Officer of Prospect Point Exploration & Management Services Ltd., a private company that provides mineral exploration consulting services. He was the President of Canadian Mineral Exploration Managing Consultants Inc., a private company that provides mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, from January 1997 to January 2000 and Chief Financial Officer from February 1994 to January 2000. Mr. Chen was a director of the Douglas College Foundation from 2004 to 2007.  Mr. Chen is a founder of the Company, has been its CFO since it’s inception in May, 2000 and began working with the Company full time in that capacity in November, 2003

ITEM 16B. CODE OF ETHICS

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The following table sets out the aggregate fees billed by HLB Cinnamon Jang Willoughby, Chartered Accountants in 2007 and 2008, and Berris Mangan, Chartered Accountants, our former external auditor, in 2006.

Year

Audit Fees

Audit Related Fees(1)

Tax Fees(2)

All Other Fees(3)

2008      $25,000  (76%)    $Nil        (0%)

Nil (0%)

$8,010(24%)

2007

$25,000

(91%)

$2,480

(9%)

Nil (0%)

Nil      (0%)

2006

$17,500

(68%)

$8,250

(32%)

Nil (0%)

Nil      (0%)

(1) Related to assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements and not included in the amounts noted under Audit Fees.

(2) Related to fees billed by the Company’s external auditor for professional services rendered for tax compliance, tax advice and tax planning.

(3) Related to other accounting services that is excluded from the Audit Fees.

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

Audited Financial Statements

-- see exhibits

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2008, 2007 and 2006.

1.

Auditor’s Report, dated October 21, 2008.

2.

Consolidated Balance Sheets at June 30, 2008 and June 30, 2007.

3.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2008, 2007 and 2006.

4.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2008 2007 and 2006.

5.

Notes to Consolidated Financial Statements.

6.

Management Discussion and Analysis dated October 21, 2008

(ii)  Audited Consolidated Financial Statements for the fiscal years ending June 30, 2006, 2005 and 2004.

1.

Auditor’s Report, dated September 15, 2006.

2.

Consolidated Balance Sheets at June 30, 2006 and June 30, 2005.

3.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2006, 2005 and 2004

4.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2006, 2005 and 2004.

5.

Notes to Consolidated Financial Statements.

6.

Management Discussion and Analysis dated October 27, 2006

 (B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, previously filed with the 2005 Form 20F as Exhibit 1.
2. Instruments defining the rights of holders of the securities being registered - See Exhibit Number 1.

3.

Voting Trust Agreement- dated November 13, 2003 between API, Allan Shapiro and Michael Wilby and an amendment to the agreement dated November 1, 2004, previously filed as Exhibit 3 with the amended 2007 Form 20F filed on December 3, 2008.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

4.

Material Contracts

a.

Letter of Agreement with Phigenics LLC regarding US registration and distribution of the Company’s products dated July 21, 2005, previously filed with the 2005 Form 20F as Exhibit 4.a.;

b.

Production Agreement with Norwood Packaging Ltd., previously filed with the 2005 Form 20F as Exhibit 4.b.;

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

g.

Product licensing and distribution agreement dated October 26, 2004 with He-Yi She Ye Limited, previously filed as Exhibit 4.g with the amended 2007 Form 20F filed on December 3, 2008;

h.

Distribution agreement dated February 1, 2005 with Esthetics Plus, Inc, previously filed as Exhibit 4.h with the amended 2007 Form 20F filed on December 3, 2008 as amended and re-filed as Exhibit 4.h with the amended 2007 Form 20F filed on February 17, 2009;

i.

Non-competition agreement dated November 13, 2003 with 513947 BC Ltd., Allan Shapiro and Michael Wilby previously filed as Exhibit 4.i with the amended 2007 Form 20F filed on December 3, 2008;

j.

Directors’ Service contract with Terrance Owen and 503213 BC Ltd.;

k.

Directors’ Service contract with Peter Chen and 612480 BC Ltd.;

l.

Termination agreement with Norwood Packaging Ltd. ending production agreement (Exhibit 4.b.);

5. List of Foreign Patents
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A (the Company has only one subsidiary, Sirona Therapeutics Corp.)
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Documents pertaining to the Change of Auditors - previously filed as Exhibit 10 with the amended 2007 Form 20F filed on February 17, 2009.
11. Audit Committee Charter - previously filed as Exhibit 10 with the amended 2007 Form 20F filed on December 3, 2008.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

AUDITORS' REPORT

To the Shareholders of Alda Pharmaceuticals Corp:

We have audited the consolidated balance sheets of Alda Pharmaceuticals Corp. as at June 30, 2008 and 2007 and the consolidated statements of loss and deficit, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America are discussed in Note 16 to these financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada

October 21, 2008

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2008	2007

ASSETS
Current Assets
Cash and Equivalents	$ 2,446,368	$ 356,127
Accounts Receivable	43,166	24,897
Subscriptions Receivable (Note 12(c))	-	293,600
Inventory	10,443	19,916
Prepaid Expenses and Others	28,191	7,458
	2,528,168	701,998
Furniture and Equipment (Note 4)	5,807	1,482
Patent Application and Development Costs (Note 5)	-	40,486
Intangible Assets (Note 6)	-	110,200
	$ 2,533,975	$ 854,166

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 57,921	$ 74,268

SHAREHOLDERS’ DEFICIT
Share Capital (Note 7(a))	5,524,289	2,658,868
Contributed Surplus – Warrants (Note 7(d))	447,532	553,627
Contributed Surplus – Options (Note 7(e))	1,045,759	171,194
Deficit	(4,541,526)	(2,603,791)
	2,476,054	779,898
	$ 2,533,975	$ 854,166

Commitments (Note 10) Subsequent events (Note 15)

*See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

________________________________ Director

__________________________ Director

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2008	2007	2006
Sales	$ 249,042	$ 256,243	$ 223,586

Cost of Sales	(157,234)	(165,920)	(142,379)

Gross Profit	91,808	90,323	81,207

General & Administration Expenses

Advertising and Promotion	21,603	12,766	12,169
Amortization – Furniture and Equipment	2,095	8,350	8,281
– Patent Application and Development Costs	4,791	2,131	-
– Intangible Assets	5,800	5,800	-
Conference	1,891	20	666
Consulting	1,004,660	308,600	183,218
Due Diligence	10,000	-	-
Dues and Filing Fees	44,626	24,570	22,834
Interest and Bank Charges	2,344	2,714	1,568
Investor Relations	124,065	65,039	52,808
Legal and Accounting	89,723	53,697	63,178
Office and Miscellaneous	35,797	24,008	25,450
Product Registration & Development	375,807	-	18,377
Rent	24,737	28,371	30,912
Travel	17,905	10,259	3,252
Wages and Benefits	302,439	116,633	75,903

Total General & Administration Expenses	2,068,283	662,958	498,616

Loss Before Other Items	(1,976,475)	(572,635)	(417,409)
Net Gain on Legal Settlement (Note 8)	-	10,545	37,383

Loss from Operations	(1,976,475)	(562,090)	(380,026)

Interest Income	38,740	-	1,725

Loss For The Year	(1,937,735)	(562,090)	(378,301)

Deficit, Beginning of Year	(2,603,791)	(2,041,701)	(1,663,400)

Deficit, End of Year	$ (4,541,526)	$ (2,603,791)	$ (2,041,701)

Basic Loss Per Share	0.05	0.02	0.02
Diluted Loss Per Share	0.05	0.02	0.02
Weighted Average of Shares Outstanding	42,605,353	22,582,026	17,857,709

*See accompanying notes to the consolidated financial statements

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2008	2007	2006

Operating Activities:
Loss for the Year	$ (1,937,735)	$ (562,090)	$ (378,301)
Items Not Involving Cash
Amortization – Furniture and Equipment	2,095	8,350	8,281
– Patent Application and Development Costs	4,791	2,131	-
– Intangible Assets	5,800	5,800	-
Stock-Based Compensation	903,565	148,100	1,156
Impairment Loss – Patent Application and Development Costs	86,238	-	-
– Intangible Assets	104,400	-	-
	(830,846)	(397,709)	(368,864)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	(18,269)	4,159	3,049
Decrease/ (Increase) in Inventory	9,473	11,364	12,388
Decrease/ (Increase) in Prepaid Expenses and Others	(20,733)	(3,601)	9,132
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	(16,347)	14,764	29,639
	(876,722)	(371,023)	(314,656)

Investing Activities:
Patent Application and Development Costs	(50,543)	(42,617)	-
Purchase of Furniture and Equipment	(6,419)	(1,633)	-
Repayment of Note Receivable	-	-	7,988
	(56,962)	(44,250)	7,988

Financing Activities:
Share Subscriptions Received	-	-	25,000
Net Proceeds on Issuance of Shares	1,038,725	546,720	238,485
Net Proceeds on Exercise of Warrants and Options	1,985,200	196,200	-
	3,023,925	742,920	263,485

Increase/ (Decrease) in Cash and Equivalents	2,090,241	327,647	(43,183)

Cash and Equivalents, Beginning of Year	356,127	28,480	71,663

Cash and Equivalents, End of Year	$ 2,446,368	$ 356,127	$ 28,480

*See accompanying notes to the consolidated financial statements

Supplementary cash flow information (Note 13)

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

1.

NATURE OF OPERATIONS

ALDA Pharmaceuticals Corp. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange (the “Exchange)”.  The Company completed its required Qualifying Transaction on November 13, 2003, at which point it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as T36® Disinfectant.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.  These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sirona Therapeutics Corp. (“Sirona”).  The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc.  Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement.  All significant inter-company balances and transactions have been eliminated on consolidation.

b)

Cash and equivalents

Cash and equivalents include cash and highly liquid market instruments with original terms to maturity of less than ninety days at the time of acquisition.

c)

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

d)

Inventory

Inventory is comprised of finished goods and related raw materials.  Finished goods are reported at the lesser of cost and estimated net realizable value.  Raw materials are reported at the lesser of cost and replacement cost.  Inventory is determined using the first in, first out cost flow assumption.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e)

Furniture and equipment

Furniture and equipment is recorded at cost and is amortized using the following annual rates:

Furniture and fixtures

20% Straight line

Computer equipment

30% Straight line

Computer software

30% Straight line

For the year of acquisition, the rate is one-half of the above.

f)

Impairment of long-lived assets

The Company reviews for impairment of long-lived assets, including patent application and development costs, intangible assets, and furniture and equipment, on an annual basis or whenever circumstances indicate that the carrying amount of an asset may not be recoverable from expected future cash flows.  The assessment of recoverability is made based on projected undiscounted future net cash flows that are directly associated with the asset’s use and eventual disposition.  The amount of the impairment loss, if any, is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available.

g)

Patent application and development costs

Patent application and development costs include expenditures attributable to efforts by the Company to research and develop and bring to commercial production a new product, as well as to acquire legal protections for its proprietary products, such as trademarks and patents.  Research costs are expensed in the period in which they are incurred.  Development costs are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, recovery of these costs can reasonably be regarded as assured, and future values can be realized, in which case such costs are capitalized.  In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.

h)

Intangible assets

The carrying values of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value.  The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i)

Revenue recognition

The revenue of the Company is primarily derived from the sale of the Company’s T36® product.  Revenue is recognized at the time of shipment, at which point risks and rewards over ownership and title of transfer have passed to the customer.  At the point of sale, the Company assesses whether collection of the amount billed to the customer is reasonably assured.  If collection of the amount is not reasonably assured, the Company defers recognizing revenue until such point as collection is reasonably assured, usually upon receipt of payment.  If the customer is not known to the Company, payment in advance is required and the revenue is recognized when the products are shipped.  Revenue is recognized net of any expected sales return.  Under the Company’s current policy, return of products is not allowed unless inspection of a sample of the damaged products is required by the Company or the wrong products have been shipped by the Company.

j)

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset or portion thereof will be recovered, a valuation allowance is recorded.

k)

Stock-based compensation

The Company applies the fair value method of accounting for stock options.  Under this method, fair value of options granted is determined using the Black-Scholes option pricing model and is recorded as stock-based compensation expense over the award’s vesting period, with an offsetting amount recorded to contributed surplus.  The amount is transferred from contributed surplus to share capital upon exercise of the option.

l)

Share purchase warrants

The Company applies the fair value method of accounting for share purchase warrants.  Under this method, proceeds received on issuance of units consisting of shares and warrants are allocated between contributed surplus and share capital based on their relative fair values, whereby the fair value of warrants is determined using the Black-Scholes option pricing model.  The value of the warrants is transferred from contributed surplus to share capital upon exercise of the warrant.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

m)

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

n)

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

o)

Foreign Exchange

Assets and liabilities in U.S. dollars have been converted into Canadian dollars using the rate of exchange prevailing at June 30, 2008.  Revenue and expenses were translated at the rate of exchange prevailing when the transactions were settled.

3.

ADOPTION OF NEW ACCOUNTING PRINCIPLES

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to comprehensive income, recognition, measurement, disclosure and presentation of financial instruments and hedges.  These new accounting standards are applied prospectively beginning July 1, 2007.  Adoption of these standards had no impact on the consolidated financial statements for the year ended June 30, 2008.

Section 1530 – Comprehensive Income – This section established standards for reporting and presentation of a statement of comprehensive income.  Comprehensive income includes net earnings and other comprehensive income.  Other comprehensive income is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income includes holding gains and losses on certain derivative instruments that are classified as available-for-sale, and gains or losses due to the change in foreign currency relating to self-sustaining foreign operations, all of which are not recognized in net earnings until realized.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

3.

ADOPTION OF NEW ACCOUNTING PRINCIPLES (CONTINUED)

Section 3251 – Equity – In addition to Section 1530 (Comprehensive Income), this section establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855 – Financial Instruments – Recognition and Measurement – This section established standards for recognizing and measuring financial instruments in the balance sheets and specifying how unrealized or realized gains and losses are to be presented during the reporting period.  In accordance with the new accounting standard, all financial assets and financial liabilities are measured at fair value on initial recognition except for certain related party transaction.

Financial instruments have been classified as held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities.  Financial assets that are held to maturity, other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income until realized, at which time realized gains and losses will be recognized in net income.  Held for trading instruments are measured at fair value with unrealized gains and losses recognized in the results of operations in the period in which they arise.  Loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.  Financial liabilities that are not classified as held to maturity are classified as other financial liabilities, and are carried at amortized costs using the effective interest method.  Any gains and losses on realization of other financial liabilities are included in earnings.  Any transaction costs incurred to acquire financial instruments will be included in earnings.

The Company’s financial instruments consist of cash and equivalents, accounts receivable, prepaid expenses and others, subscriptions receivable, and accounts payable and accrued liabilities.  The fair value of these instruments approximates the carrying amounts due to the immediate or short-term maturity of these financial instruments. The Company has made the following classifications:

Cash and equivalents

Held for trading

Accounts receivable

Loans and receivable

Prepaids expenses and others

Loans and receivable

Subscriptions receivable

Loans and receivable

Accounts payable and accrued liabilities

Other financial liabilities

Section 3861 – Financial Instruments – Disclosure and Presentation – This section establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them.  This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them.  Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.

Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation - These sections revised and enhance the disclosure requirements while carrying forward its presentation requirements.  These new sections will place increased emphasis on disclosures about the nature and extent of risks associated with both recognized and unrecognized financial instruments, how the entity manages the risks, and the exposure to liquidity, currency and other price risks.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

3.

ADOPTION OF NEW ACCOUNTING PRINCIPLES (CONTINUED)

It is management’s opinion that the Company is not exposed to significant interest, currency, credit, and liquidity risk arising from these financial instruments.  The Company has transactions dominated in US dollars but exposure to currency risk is immaterial.  The Company mitigates its exposure to credit risk by maintaining its primary operating accounts with chartered bank in Canada and constantly monitoring credit standing of counterparties.  The Company manages its liquidity risk through the management of its capital as described in note 14.  The Company does not use financial derivatives.

Section 3865 – Hedges – This section establishes standards for the Company that chooses to designate qualifying transactions as hedges for accounting purposes.  This section builds on Accounting Guideline AcG-13, “Hedging Relationships,” and Section 1650, “Foreign Currency Translation”.  The Company does not use hedge accounting and has no hedging relationships.

Section 1535, “Capital Disclosures” – This section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of the entity’s objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital.

Section 3031 – “Inventories” – This section establishes standards for measuring the inventories.  The new standards require that the inventories shall be measured at the lower of cost and the net realizable value.  This section provides guidelines on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value and reversal of a previous write-down when the value of inventories is evidently increased due to the change in economic circumstances.  The use of last-in, first-out method (LIFO) in measuring inventories is not recommended. This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Company is evaluating the effect of adopting this new standard.

Section 3064 – “Goodwill and Intangible Assets” – The replacement of Section 3062 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company is evaluating the impact of this new standard.

As announced by the Canadian Accounting Standards Board (“AcSB”), the financial reporting requirements for Canadian companies will be changed to the use of International Financial Reporting Standards (“IFRS”), replacing Canada’s own GAAP.  The changeover date for publicly-listed companies is 2011.  The Company has begun reviewing its plan for adopting IFRS for 2011.  At this time, the Company has not yet determined the financial reporting impact due to the change of new reporting standards.

4.

FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	Cost	Accumulated Amortization	2008 Net	2007 Net
Furniture and Fixtures	$ 7,683	$ 7,683	$ -	$ 1,133
Computer Equipment	30,535	24,728	5,807	349
	$ 38,218	$ 32,411	$ 5,807	$ 1,482

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

5.

PATENT APPLICATION AND DEVELOPMENT COSTS

	Cost	Accumulated Amortization	2008 Net	2007 Net
Patents Application and Development Costs	$ 93,160	$ 6,922	$ 86,238	$ 40,486
Impairment Loss			(86,238)	-
Balance	$ 93,160	$ 6,922	$ -	$ 40,486

During the year ended June 30, 2008, the carrying value of the patent application and development costs was written down to nil, and an impairment loss of $86,238 (2007 - $nil) was charged against earnings and included with product registration and development costs.

6.

INTANGIBLE ASSETS

Effective July 1, 2006, the Company changed its estimate of the useful life of the intangible assets from an infinite life to a finite life of 20 years.  The impact of this change in estimate was to increase amortization by $5,800 annually subject to annual test on impairment.  At June 30, 2008, the carrying value of the intangible assets was written down to nil, and an impairment loss of $104,400 (2007 - $nil) was charged against earnings and included with product registration and development costs.

Intangible assets consist of the following:

	Cost	Accumulated Amortization	2008 Net	2007 Net
Intangible Assets	$ 116,000	$ 11,600	$ 104,400	$ 110,200
Impairment Loss			(104,400)	-
Balance	$ 116,000	$ 11,600	$ -	$ 110,200

7.

SHAREHOLDERS’ EQUITY

a)

Share Capital

Authorized:

Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

	Number of Shares	Share Capital	Contributed Surplus Warrants	Contributed Surplus Options

Issued:
Balance, June 30, 2006	20,800,404	$ 1,969,562	$ 163,413	$ 41,094
Issued during the year:
For cash
Private placements (i)/(ii)	9,430,000	467,480	404,020
Exercise of warrants (iii)	1,062,000	120,006	(13,806)
Exercise of options (iii)	900,000	108,000		(18,000)
Share issuance costs		(6,180)
Stock-based compensation				148,100

Balance, June 30, 2007	32,192,404	$ 2,658,868	$ 553,627	$ 171,194
Issued during the year:
For cash
Private placements (iv)/(v)	5,500,000	485,945	279,052
Exercise of warrants (vi)	11,086,500	2,303,349	(385,147)
Exercise of options (vi)	650,000	96,000		(29,000)
Share issuance costs (iv)/(v)		(13,573)
Finder's fees (iv)	82,895	(6,300)
Stock-based compensation				903,565

Balance, June 30, 2008	49,511,799	$ 5,524,289	$ 447,532	$ 1,045,759

a)

Share Capital (continued)

i)

On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500.  Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.  Warrants were valued at $20,020.

ii)

On June 7, 2007, the Company completed a private placement of 8,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $800,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009.  Finders’ fees in the amount of $6,180 were charged against the share capital in connection with the private placement.  Warrants were valued at $384,000.

iii)

During the 2007 year, 900,000 options and 1,062,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $196,200.  Option values of $18,000 previously recorded in contributed surplus for options were credited to share capital.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

a)

Share Capital (continued)

iv)

On August 14, 2007, the Company completed a private placement of 2,000,000 units of the Company at a price of $0.12 per unit for gross proceeds of $240,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009.  Finders’ fees and legal fees in the amount of $13,920 were charged against shares capital in connection with the private placement.  Warrants were valued at 90,108.

v)

On November 22, 2007, the Company completed a private placement of 3,500,000 units of the Company at a price of $0.15 per unit for gross proceeds of $525,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 per share until November 22, 2009.  5% finder’s fee in the amount of $15,750 was to satisfied by the delivery of 82,895 common shares of the Company at a  deemed price per share of $0.19.   Legal fees in the amount of $5,953 were charged against shares capital in connection with the private placement. Warrants were valued at $188,943.

vi)

During the year ended June 30, 2008, 650,000 options and 11,086,500 warrants were exercised by the holders at an exercise price range of $0.10 to $0.11 per option for total gross proceeds of $67,000 and at an exercise price range of $0.10 to $0.30 per warrant for total gross proceeds of 1,918,200.  Options value of $29,000 and warrants value of $385,147 previously recorded in contributed surplus for options and warrants were credited to share capital, respectively.

b)

Stock options

A summary of the Company’s stock options and changes during each year is presented below:

	Year Ended June 30, 2008		Year Ended June 30, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	2,480,000	$ 0.11	537,647	$ 0.19
Granted during year
-consulting/officers (i)/(ii)//(v) to (vii)	1,870,000	0.62	2,130,000	0.10
-directors (ii)/ (iv) to (vii)	500,000	0.62	1,050,000	0.11
-employees (ii)/(iv)/(vi) to (vii)	200,000	0.65	350,000	0.10
-investor relations (vi)/(vii)	400,000	0.58
Expired/exercised/cancelled during year	(650,000)	0.10	(1,587,647)	0.13
Outstanding, end of year	4,800,000	$ 0.42	2,480,000	$ 0.11

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

7.    SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (Continued)

The following table summarizes information about stock options outstanding at June 30, 2008:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable
380,000	$ 0.10	August 2, 2008	380,000
300,000	$ 0.11	August 12, 2009	300,000
1,150,000	$ 0.12	May 3, 2009	1,150,000
1,820,000	$ 0.50	December 7, 2010	1,482,500
1,150,000	$ 0.80	May 2, 2011	1,050,000
4,800,000			4,362,500

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (Continued)

On December 12, 2007, the Company granted options to acquire 1,820,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise price of $0.50 with an exercisable term of three years expiring December 7, 2010.

(vi)

1,270,000 options vested immediately with an estimated fair value of $0.26 per share resulting $333,404 in stock based compensation expense being recognized.  550,000 options shall be vested in equal quarterly installment over a period of 12 to 24 months from the date of grant.

(vii)

On May 2, 2008, the Company granted options to acquire 1,150,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise price of $0.80 with an exercisable term of three years expiring May 2, 2011.  1,050,000 options vested immediately with an estimated fair value of $0.47 per share resulting $489,234 in stock based compensation expense being recognized.  100,000 options shall be vested in equally quarterly installment over a period of 12 months from the date of grant.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2008	2007	2006
Consulting/Officers	$ 605,068	$ 83,600	$ -
Investor Relations	53,707	2,000	1,156
Wages and Benefits	244,790	62,500	-
Total Stock-Based Compensation	$ 903,565	$ 148,100	$ 1,156

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2008	2007
Dividend yield	0%	0%
Expected volatility	112.3 - 116.83%	128.90%
Risk free interest rate	2.78 - 3.70%	4.19%
Expected average option term	2 years	2.25 years

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below:

	Warrants @ $0.10 (1)	Warrants @ $0.10 (2)	Warrants @ $0.20 (3)	Warrants @ $0.24 (4)	Warrants @ $0.30 (5)	Total
Outstanding, June 30, 2007	1,430,000	2,934,000	8,000,000	-	-	12,364,000
Granted during period	-	-	-	2,000,000	3,500,000	5,500,000
Warrant exercised	(1,330,000)	(2,934,000)	(4,795,000)	(1,257,500)	(770,000)	(11,086,000)
Expired during period	(100,000)	-	-	-	-	(100,000)
Outstanding, June 30, 2008	-	-	3,205,000	742,500	2,730,000	6,677,500

(1)

Exercisable until September 12, 2007, granted pursuant to private placement.

(2)

Terms of the warrants were amended to extend the exercisable period of the warrants to December 22, 2007 at the exercise price of $0.10 per share.

(3)

Exercisable at a price of $0.20 per share until June 7, 2008 and, thereafter at a price of $0.30 per share until June 7, 2009, granted pursuant to private placement.

(4)

Exercisable at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009, granted pursuant to private placement.

(5)

Exercisable at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 per share until November 22, 2009, granted pursuant to private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2008	2007
Dividend yield	0%	0%
Expected volatility	112.72-129.97%	128.10%
Risk free interest rate	3.54-4.41%	4.20%
Expected average option term	2 years	1.85 year

d)

Contributed surplus - Warrants:

Contributed surplus attributed to the issuance of warrants at June 30, 2008 and 2007, and activity during the 2008 and 2007 years, are summarized as follows:

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

d)

Contributed surplus - Warrants (Continued)

	2008	2007
Balance, beginning of year	$ 553,627	$163,413
Private Placement (Note 7 (a))	279,052	404,020
Warrant Exercised (Note 7 (a))	(385,147)	(13,806)
Balance, end of year	$ 447,532	$553,627

e)

Contributed surplus - Options:

 Contributed surplus attributed to the granting of stock options at June 30, 2008 and 2007, and activity during the 2008 and 2007 years, are summarized as follows:

	2008	2007
Balance, beginning of year	$ 171,194	$ 41,094
Options issued to employees	72,846	12,000
Options issued to directors	171,944	53,500
Options issued to consultants	605,068	85,600
Options issued to investor relations	53,707	-
Options forfeited / cancelled	-	(3,000)
Options exercised	(29,000)	(18,000)
Balance, end of year	$1,045,759	$171,194

8.

GAIN ON LEGAL SETTLEMENT

During the 2005 year, the Company commenced legal action against the competitor with respect to certain alleged defamatory statements made by the competitor.  This claim was settled effective July 12, 2006, by an agreement under which the Company is to receive an amount of $15,000 from the competitor.  The proceeds of the settlement, net of associated legal costs in the amount of $10,545, have been recognized in the Statement of Operations and Deficit for the period ended June 30, 2007.

9.

MAJOR CUSTOMERS

For the year ended June 30, 2008, revenue from three major customers accounted for 55% of total revenues (2007: 66% from four customers). Revenue from these customers totaled $137,954 (2006: $162,837).

10.   COMMITMENTS

The Company renewed the lease agreement to lease its office premises with a term of one year.  The total minimum lease payment under the agreement totaled $26,320 is payable in the 2009 year.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

11.

INCOME TAXES

(i)

As at June 30, 2008, the Company had approximately $3,153,544 of unutilized non-capital losses for tax purposes, which expire as follows:

Year
2008	$ 14,051
2009	76,818
2010	60,915
2014	603,255
2015	582,793
2026	463,528
2027	458,538
2028	893,646
Total	3,153,544

The potential future income tax benefit which may arise from claiming these losses has not been reflected in these financial statements, as the Company’s ability to realize the benefit is uncertain.

(ii)

Following is a reconciliation of the expected income tax benefit from the loss for each year based on applicable statutory income tax rate, to the actual amount:

	2008		2007		2006
Loss at statutory rate	$ 635,771	32.81%	$129,001	34.1%	$191,785	34.1%
Effect of reduction in tax rates	(75,960)		2,935		-
Stock based compensation not deductible for tax purposes	(296,460)		131,936		(50,532)
Tax benefit from share issuance costs not recognized	6,520		(28,640)		2,109
Other non-deductible expenses	(1,105)		-		(466)
Increase in allowance for uncertain realization	(268,766)		(103,2936)		(142,896)
Increase in tax asset per financial statements	$ -		$ -		$ -

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

	2008	2007
Tax losses carried forward	$ 993,366	$ 771,077
Temporary differences – intangible assets	65,886	2,707
Temporary differences – property and equipment	8,521	8,515
Temporary differences – financing costs	10,962	27,670
Net tax asset before allowance for uncertain realization	1,078,735	809,969
Allowance for uncertain realization	(1,078,735)	(809,969)
Tax asset per financial statement	$ -	$ -

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

12.

RELATED PARTY TRANSACTIONS

a)

During the year ended June 30, 2008, the Company paid consulting fees of $288,813 (2007: $120,000; 2006: $120,000) to companies controlled by directors of the Company.

Effective June 1, 2008, the Company entered into a consulting agreement with the management of the Company.

b)

During the year ended June 30, 2008, the Company paid rent of $24,737 (2007: $28,371; 2006: $30,912) to a company controlled by a director of the Company.

c)

During the year ended June 30, 2008, the Company collected the Subscription receivable of $293,600, of which $105,000 owing by directors of the Company.

d)

During the year ended June 30, 2008, the company recorded stock based compensation expense of $562,427 (2007: $131,500) to directors and companies controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.

STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION

a)

Cash paid in respect to interest and income taxes was as follows:

	2008	2007	2006

Cash paid during the year for interest	$ -	$ 1,324	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

b)

Significant non-cash transactions occurring during the 2008 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors and employees described in Notes 7 (b), totaling $903,565 was charged to operations for the 2008 year.

In connection with the November 22, 2007 private placement, a 5% finder’s fee in the amount of $15,750 was satisfied by the delivery of 82,895 common shares of the Company at a  deemed price per share of $0.19.

c)

Significant non-cash transactions occurring during the 2007 year were as follows:

A portion of the estimated fair value of the options granted to consultants, officers, directors and employees described in Notes 7 (b), totaling $148,100, was charged to operations for the 2007 year.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

14.

CAPITAL DISCLOSURES

The Company’s objectives when managing capital is to maintain sufficient cash resources to support its research and development activities, pre-clinical trial program, intellectual property protection and expansion on its T36® technology.  The Company includes shareholders’ equity and cash and its equivalent in the definition of capital.  The Company does not have any debt obligation other than trade accounts payable.   The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when the fund is needed and the market condition becomes favorable to the Company. There are no assurances that the fund will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize the dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

15.

SUBSEQUENT EVENTS

Subsequent to the year ended June 30, 2008, 380,000 options at an exercise price of $0.10 per options were exercised and shares were issued for total gross proceeds of $38,000.

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

a)

Comprehensive income:

Statement of Financial Accounting Standards No. 130 requires the reporting of Comprehensive Income.  Comprehensive income includes net income plus other comprehensive income.  Other comprehensive income includes all changes in equity of a company during the period arising from non-owner sources.  The Company did not have any other comprehensive income during the years ended June 30, 2008 and 2007.

b)

Product development costs:

Under Canadian GAAP, product development costs are charged as an expense in the period incurred except in circumstances where the market and feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized.  US GAAP requires that these expenditures be expense in the year incurred.  The Company has not capitalized any product development costs during the years ended June 30, 2008 and 2007.

c)

Recent United States Accounting Pronouncements:

Selected recent pronouncements issued by the Financial Accounting Standards Board (“FASB”) are summarized below.  None of these changes are expected to have a material impact on the financial statements of the Company.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

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

17.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 Telephone: 604-521-8300; Facsimile: 604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

For the year ended

June 30, 2008

October 28, 2008

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.1

DATE

This Management Discussion and Analysis (“MD&A”) is dated October 28, 2008 and should be read in conjunction with the consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the financial year ended June 30, 2008. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The financial statements have been prepared on a going concern basis, according to Section 1400 of the Canadian Institute of Chartered Accountants (“CICA”), which assumes the realization of assets and settlement of liabilities in the normal course of the business. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on management’s ability to successfully execute its business plan, to secure sufficient financing, and to develop profitable operations.  Management of the Company believes that it will succeed in meeting those objectives, allowing the continued operation of the company.  Additional equity or debt-based financing is required to continue the Company’s operations and pursue therapeutic developments.

1.2

OVERALL PERFORMANCE

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc., (“the Qualifying Transaction”) and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”). ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol “APH”.

ALDA has developed a patent-pending infection control formulation, referred to as T36®, a mixture of ethanol, o-phenylphenol, benzalkonium chloride and other ingredients (including lemon fragrance and water).  All of these component chemicals are bio-degradable.

Manufacturing and sales agreements

Canada

On October 4, 2005 the Company signed a manufacturing agreement with Norwood Packaging Ltd. (“Norwood”) of Surrey British Columbia, Canada to manufacture its T36® Disinfectant antibacterial product. On June 18, 2008, both the Company and Norwood agreed to waive the 90 day notice period required in the agreement and to terminate the agreement. For future orders, ALDA will provide Norwood with purchase orders and pay Norwood according to the standard payment terms that Norwood provides to its other customers. The Company has also started to use other manufacturers.

An agreement between Group 270 Sales and Marketing Inc. (“Group 270”) and ALDA was established on November 17, 2006 in which Group 270 will assist ALDA in selling ALDA’s products in the retail market. To accomplish this, Group 270 will undertake market research and a competitive analysis to estimate total annual volume in the area of personal disinfectants, estimate annual sales volumes, establish the pricing structure for retail and establish a roll out strategy to national retail chains, such as Shoppers Drug Mart, Loblaws, Wal-Mart and Zellers, sourcing and engaging a third party logistics company for order fulfillment, establish EDI and order processing development.

On August 22, 2008 Group 270 and the Company mutually agreed that Group 270 will be compensated at the rate of $100 per hour rather than receiving a monthly retainer. In the event that both ALDA and Group 270 mutually agree that there is sufficient reason to continue the payment, it will remain in effect on a month to month basis until the payment of a commission rate of 8% of net sales exceeds the $1,500 per month. At that time the monthly payment will cease and Group 270 will receive only the commission.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Manufacturing and sales agreements (continued)

The agreement may be terminated if either party provides the other party with 60 days written notice, by either party if there has been a breach of any provision of the agreement and thirty (30) days has elapsed from the date that written notice has been sent to the party in breach by the other party or at the option of either party, if the other party becomes insolvent; violates the laws, regulations, rules, or statutes of any government; ceases doing business; makes an assignment for the benefit of creditors; or commits an act of bankruptcy. A failure by either party to exercise any right hereunder shall not operate as a waiver of such right and all remedies contained within the agreement shall be cumulative.

On September 18, 2007, the Company announced that Cowie and Fox Inc. was appointed to work with Group 270 Sales & Marketing Inc. to create a new “brand” and marketing program for the Company’s T36® Personal Disinfectant for the retail market. The appointment is on a fee-for-service basis and no formal contract was put in place. Cowie and Fox Inc. is a boutique advertising agency in Vancouver, British Columbia and has experience developing, working with, and refreshing, Canadian and international  brands. Now that the new “brand” has been established, no further work is required of Cowie and Fox at this time.

China

On October 6, 2004, ALDA entered into an agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”) to manufacture and distribute ALDA’s products Fujian province in China. On August 31, 2006, an agent acting on behalf of Fuzhou (“the Agent”), received a Certificate of Approval from the Fujian Centre of Disease Control for T36® Disinfectant after passing all of the required tests. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. The Certificate of Approval allowed the Agent to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. On April 19, 2007, a manufacturing certificate (Certificate of Approval (Health ID. No. 0109) was granted to the Agent in China for a period of four years from April 19, 2007 to April 18, 2011 and is renewable by filing an application for renewal 6 months before the expiry date.

In May 25, 2007, ALDA’s agent in China established a new company, He-Yi She Ye Limited (“He-Yi”) and the agreement with Fuzhou was transferred to He-Yi and expanded to cover marketing in all of China. The agreement with He-Yi provides that ALDA will provide He-Yi with all information that ALDA has at its disposal to assist with the registration of ALDA’s products in China. In the agreement, it is stated that He-Yi will be responsible for procuring all necessary government approvals for ALDA’s products within 6 months from the time all technical data to support the application is provided by ALDA Pharmaceuticals Corp. Quarterly reports on the progress of the approvals will be provided to ALDA by He-Yi. Extensions may be requested by He-Yi to procure all necessary government approvals and may not be unreasonably refused by ALDA for recurring periods of 3 months if He-Yi is employing its best efforts in obtaining the registration of the ALDA products in China and is providing quarterly reports as required or more time is required by ALDA Pharmaceuticals Corp. to obtain information required by He-Yi. As noted above, He-Yi has now fulfilled its obligations to register T36® Disinfectant for sale in China.

Under the terms of the agreement, ALDA Pharmaceuticals Corp. will provide He-Yi with the specifications required for He-Yi to provide a manufacturing facility suitable for the manufacturing of ALDA’s products. He-Yi will provide a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products subject to He-Yi employing its best efforts to obtain the space, materials and equipment specified by ALDA and He-Yi will have the right to distribute ALDA’s products in China subject to ALDA’s approval of each distributorship. As announced in a news release distributed by the Company on May 29, 2008, He-Yi has fulfilled it’s obligation to establish a manufacturing facility.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Manufacturing and sales agreements (continued)

The Agreement is effective until April 18, 2011 (“the Initial Term”).  Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, (“the Renewals”) provided that ALDA and He-Yi have each met all of their obligations under the Agreement and provided that He-Yi is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109) that has been granted by the Ministry of Health of the People’s Republic of China and expires on April 18, 2011. Any renewals will reflect current market conditions in the territory served by He-Yi at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate

For the first 3 years after production is started by He-Yi and within 6 months after production is started by He-Yi, ALDA and He-Yi will establish minimum sales levels and, thereafter, after each new distributorship is established.

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

As of the date of this report, the agreement is in good standing. On April 8, 2008, the Company announced that He-Yi had secured four contracts for the distribution of T36® Disinfectant in China. Evergreen Health Care committed to minimum sales of 1 million RMB in Hong Kong and Macau for a period of one year, Jin Wei Kai Medical Technology Limited and Jin Qin Scientific Development Ltd. to 4.8 Million RMB each over three years in northern China (Beijing) and central China (Wu Hang), respectively, and Wondfo Biotech Co. Ltd. to 3 million RMB in southern China (Guang Zhou) over three years. The total sales potential of all four contracts is 13.6 Million RMB or nearly CDN $2 million at the current exchange rate. The Company will realize a royalty as described above on any sales achieved by He-Yi. On May 29, 2008, the Company announced that the manufacturing facility set up in China by He-Yi was operational and that the first production runs had started. In addition, a pilot batch of the T36® formulation that was manufactured by He-Yi passed the quality control and efficacy tests. At the time of this report, He-Yi was sourcing materials for the Company to use for the preparation of wipe canisters to contain T36® Disinfectant and T36® “Ready to Use” Disinfectant Cleaner. He-Yi is also seeking registration of the T36® Disinfectant in gel form for use as a hand antiseptic.

United States

On December 13, 2007, the Company announced that the services of Brand Institute, Inc. had been engaged to assist with marketing efforts in the US and internationally, particularly with the development of the retail and therapeutic applications of the T36® technology. The Company saw a need to align its marketing efforts with its anticipated European and FDA product registrations and the proposed listing of its shares in the US.  Due to its US and international presence, Brand Institute, Inc. was selected to work with the Company in its targeted markets. Brand Institute, Inc. offers pharmaceutical naming, packaging and labeling, trade marking and market research services, as well as global regulatory insight provided by former key officials from the FDA and Health Canada. With offices in the US, Europe and Asia, Brand Institute Inc. will provide strategic and regulatory assistance to the Company as it establishes its presence in markets outside of Canada. Brand Institute is also assisting the Company with the re-design of its website and with other aspects of its retail marketing program such as label design and graphics. At the time of this report, only the website design is still outstanding.

No other active sales or manufacturing agreements are in place.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Patents

The Company is attempting to patent or secure proprietary protection for the specific combination and manufacturing of the T36® formulation although the ingredients are all common chemical compounds.

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

Canada

On February 18, 2005 the Canadian Intellectual Property Office (“CIPO”) received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO. These will be addressed before the deadline of October 8, 2009.

European Union

On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) which assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information and to conduct certain experiments to support the claims that were made in the application. As of the date of this report, the Company has completed the literature research required to provide the additional information required by the EPO. Certain laboratory studies have been conducted or are in progress to fully address the questions raised by the EPO.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Patents (continued)

China

On June 25, 2005 the Company was notified that the PCT application was accepted for national examination by the Patent Office of the People’s Republic of China (“Chinese Patent Office”) and assigned Patent Application Number 02829642.7. On August 11, 2005, the Chinese Patent Office accepted a Request for Substantive Examination from the Company. The application was published in the Chinese Patent Gazette on October 19, 2005, under Publication No. CN1684711A and entered into Substantive Examination. On February 5, 2006, the Company filed a Voluntary Amendment to the original patent application to correct certain minor errors in the original application. On June 2, 2006, the Chinese Patent Office provided an Office Action which requested certain additional amendments to the patent application. On December 18, 2006, the Company filed its response to the Office Action. The Company was notified by the Chinese Patent Office that the Chinese patent had been allowed, effective June 8, 2007. During the quarter ended September 30, 2007, amendments to the original patent application were drafted. As in the case of the amendments prepared for CIPO, the proposed amendments to the Chinese patent expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”).  On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. At the time of this report, no further developments have occurred with this Chinese patent application. On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.

United States

On February 18, 2005, the US Patent and Trademark Office (“USPTO”) received the PCT patent application and assigned it Patent Application Number 10/525,110. The patent application was published by the USPTO on December 22, 2005, under Publication Number US 2005/0282727. On July 27, 2006, the Company received that first Office Action from the USPTO which required clarification or modification of certain claims made in the patent application. The Company was required to respond to the Office Action by October 27, 2006 and did so on October 26, 2006 with amendments to the claims that required clarification or modification. On February 7, 2007 the USPTO provided the Company with a Notice of Allowance for the US patent with all claims made by the Company accepted by the USPTO. A Notice of Allowance is not a grant of a patent and is subject to withdrawal by the USPTO or on petition by the Company. The Company then filed certain minor, voluntary amendments to the patent application and a second Notice of Allowance, dated June 8, 2007 was provided by the USPTO. During the quarter ended September 30, 2007, amendments to the original patent application were drafted. These amendments were submitted to the USPTO as a U.S. Continuation Patent Application in December, 2007. As in the case of the amendments prepared for the Chinese Patent Office and CIPO, the proposed amendments to the US patent expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On January 23, 2008 the USPTO issued a Filing Receipt for the U.S. Continuation Patent Application and assigned Serial No. 11/966,128 to the application. On February 15, 2008, the Company was advised that a Notice of Allowance had been received from the USPTO projecting that the US patent would be issued on March 4, 2008. As projected, U.S. Patent Number 7,338,927 was issued on that date and provides protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022.  The patent can be viewed on the website of the USPTO. On May 2, 2008, the USPTO issued an Office action in response to U.S. Continuation Patent Application No. 11/966,128. A number of questions were posed to the Company and these will be answered prior to the deadline of November 2, 2008

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Patents (continued)

Singapore

On February 18, 2005, the Singapore Patent Office accepted the PCT patent application and assigned it Patent Application Number 200500987-3. On July 31, 2007, the Company was notified that the application had been examined by the Intellectual Property Office of Singapore and satisfied the formal requirements of the Patent Act and Rules of Singapore. Accordingly, the application was assigned Divisional Singapore Patent Application No. 200703677-5. The Company can now file a Request for a Search Report by September 18, 2008, and subsequently file a Request for an Examination Report by September 18, 2009. No further events took place with the Singapore patent as of the date of this report.

Australia

On March 15, 2005 the PCT application was accepted for national examination by the Australian patent office on March 15, 2005 and assigned with Patent Application Number 2002322916. On October 24, 2006, the Australian patent office provided the Company with a Direction to Request Examination. Under Australian Patent law, such examination must be requested within five years of the filing date or within six months of receiving a direction from the Australian Patent Office, whichever is sooner. On October 10, 2007 the Company announced that the Australian Patent Office had accepted the patent application with no objections. On December 4, 2007, a divisional application was filed at the Australian Patent Office. As in the case of the amendments prepared for the Chinese Patent Office, CIPO and the USPTO, the divisional application provides amendments to the Australian patent that expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On February 22, 2008, the Company announced that Australian Patent Number 2002322916 has been issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.

PCT application for anti-inflammatory, antiseptic therapeutic formulation

On March 20, 2008 the Company filed a comprehensive new patent application, International Application No. PCT/CA2008/000536, “Antiseptic Compositions for the Treatment of Infections”, with CIPO under the Patent Cooperation Treaty (PCT). The new PCT application seeks protection for the composition and preparation of T36® formulations that also contain steroids, anesthetics or analgesics for use on topical infections and, in particular, inflamed infections. Typically, infections with associated inflammation are treated with separate antiseptic and anti-inflammatory preparations. The new T36® formulations combine these properties into a single treatment, making the prescription process easier for the physician and the application easier for the patient.

In preliminary studies, under the direction of a physician, T36® formulations containing anti-inflammatory steroids quickly resolved a number of skin infections, some of which had resisted all other treatments. Examples include chronic eczema with secondary Staphylococcus infections and fungal infections, such as athlete’s foot, Tinea versicolor. As of the date of this report, there have been no developments with this PCT application

As the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected.

Trademarks

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Trademarks (continued)

The Company also successfully trademarked the Company’s logo in Canada on July 16, 2004 and in the United States on January 18, 2005, also as a Principal Register mark. On March 3, 2008, CIPO accepted applications filed by the Company to register “T36 Disinfex” (File No. 1385140) and “T36 Safe-T-Cide” (File No. 1385134) as trademarks in Canada. These names were selected through the work done by Brand Institute to establish new “brands” for the Company’s products for the retail and commercial markets. After a period of 6 months, the Company can elect to apply to other jurisdictions for trademark protection for these proposed trademarks. Although the Company’s management believes that sufficient due diligence has been conducted to select appropriate trade marks and to avoid infringement on any existing trade marks or trade marks for which applications have been submitted, there is no guarantee that the new trade marks will be issued or that the trademarks will not infringe on the trademarks of other companies or that other companies will not take action against the Company for trade mark infringement.

Product development

During its first five years, the Company’s primary focus has been on product development.  The Company’s first product, a surface disinfectant called “Viralex” and subsequently renamed “T36® Disinfectant”, was launched in September of 2001. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. T36® Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces.  This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, walls, floors, windows, mirrors, scissors, nail clippers and other equipment used in beauty salons and spas, dental mirrors and other equipment in dental offices, and equipment used by firefighters, police and paramedics. T36® Disinfectant is also approved by the Canadian Food Inspection Agency (“CFIA”) for use in restaurants and other facilities where food is prepared.

In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against more than 50 different bacteria, fungi and viruses. These studies included the following:

•

Efficacy study conducted by British Columbia Research Inc. (University of British Columbia, Vancouver, Canada) under the supervision of Dr. Ernie Lee, dated February 10, 1997. The study concluded that the T36® Disinfectant successfully killed four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus-1 and Poliovirus-1). in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate;

•

Efficacy study conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital, dated June 6, 1997. The study concluded that the T36® Disinfectant was efficacious as against Mycobacterium tuberculosis;

•

Suspension tests for efficacy completed September 17, 1997 against HIV at the St. Paul’s Hospital’s John Ruedy Immunodeficiency Clinic (Vancouver, Canada) under the supervision of Dr. Brian Conway. The study concluded that the T36® Disinfectant was 100% efficacious on the HIV virus on contact and still had 100% efficacy at dilution of 1:43 (one part T36® to 43 parts water); and

•

Efficacy studies conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, completed on February 23, 200. The study concluded that the T36® Disinfectant successfully killed the test organisms Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, Human Immunodeficiency Virus Type I, Herpes simplex Virus Type 1, Trichophyton mentagrophytes and Poliovirus Type 1, in compliance with test standards accepted by the Environmental Protection Agency of the United States.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

  Product development (continued)

The above studies, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies are being incorporated into the pre-IND package for the FDA, described below. The studies have demonstrated that T36® Disinfectant was effective in inactivating polio viruses within 3 minutes and tuberculosis mycobacteria within 5 minutes. Polio and tuberculosis are benchmark micro-organisms because they are among the most difficult to kill with disinfectant products. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability. In order to make a virucidal claim and a tuberculocidal claim, a disinfectant product must demonstrate its ability to destroy the poliomyelitis type 1 virus, and Mycobacterium bovis or tuberculosis mycobacteria within a specified time. This is mandated in Canada by the Canadian General Standards Board, “Assessment of Efficacy of Antimicrobial Agents for Use on Environmental Surfaces and Medical Devices”, CAN/CGSB -2.161-97, p.4, and the Therapeutic Products Programme Guidelines on Disinfectant Drugs, 1999 Edition, Appendix II on page 23.

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

The Company is also in various stages of development of other products including:

•

"Ready to Use" Disinfectant Cleaner: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant).  It has also passed internal company efficacy and cleaning testing.  This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36® Disinfectant, but need a more economical product.  The Health Canada DIN for this product is 02272989. The Company has not determined when manufacturing will be started or when revenues will be realized from this product but has started planning its manufacturing and introduction. This product will be sold as wipes contained in canisters.

•

Disinfectant Cleaner CONCENTRATE: This product has completed testing and is registered with Health Canada (DIN 02278820). For US sales, EPA registration is required at an estimated cost of $100,000. Completion of the required US registration is dependent on financing. The EPA registration is projected to be completed 2 years after a decision is made to proceed. International sales are important to the Company and delays in US registration could have a significant effect on future sales and cash flow, as well as allow competition to penetrate this market. The first batch of Disinfectant Cleaner Concentrate is scheduled to be manufactured in November, 2008.

•

Hand Sanitizer:  In February 2006, the Company started marketing a hand sanitizer product (Health Canada DIN 02247771) through its current distributors to existing customers. No further testing or registrations of this product are planned. This product will be discontinued once the Company’s own T36® Antiseptic Hand Sanitizer, described below, is ready to be marketed.

•

T36® Antiseptic Hand Sanitizer: In October, 2007, the Company applied to Health Canada for a DIN for a new Antiseptic Hand Sanitizer. DIN 02314320 was issued in July, 2008 as announced by the Company in a news release dated July 23, 2008. The new DIN allows the Company to sell its first product for human use.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Product development (continued)

•

T36® Personal Disinfectant, T36® Disinfectant Wipes: These products have been designed for use by general public for cleaning and disinfecting their hands or hard surfaces. Development has been completed and both products are registered with Health Canada (DIN’s 02231344 and 02272989, respectively). No further testing or registrations are planned and no final product has been manufactured or marketed up to the date of this report. It is not known when manufacturing will be started or when revenues will be realized from these products. Delays may cause reductions in anticipated revenue generation. He-Yi is working with the Company to manufacture wipe canisters that can be purchased by the Company for filling in Canada.

•

Microbicide Gel: This product has been formulated and now requires testing for efficacy and toxicity. It was developed as a personal lubricant to prevent the transmission of sexually transmitted infections (“STI’s”). Nearly 40 million people are now infected with HIV and 4 to 5 Million new HIV infections have been reported every year since 1999. On January 28, 2008, representatives of the Company attended the 4th Canadian Microbicides Symposium held in Ottawa, Ontario. The event was being organized by the Canadian AIDS Society and was attended by approximately 40 invitees from government departments, research organizations, the private sector and community organizations. The goal of the symposium was to implement the Canadian Microbicide Action Plan (CMAP), which is a commitment from Canada to contribute to microbicides both domestically and internationally, with an emphasis on the urgent need for improved products. As a result of attending the symposium, the Company identified potential joint venture partners that could provide delivery systems of the Company’s Microbicidal Gel. However, the testing required to attain regulatory approval of this product would be beyond the financial capabilities of the Company at this time. Therefore, the Company may seek licensees or additional or joint venture partners working in the area of STI prevention that can undertake the testing and market development. It is not known how much time it would take to complete the required testing for STI prevention, what costs would be involved or even if there are companies that would be interested in conducting this testing. Delays may allow competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated. At the date of this report, no further work has been done on this project.

•

Topical infection treatment: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic, meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold-like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company’s T36® formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete’s foot and toenail infections. This application of the T36® formulation must be tested against such conditions according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product may be beyond the financial capabilities of the Company at this time. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated.

•

Hand hygiene products: The Company is planning on providing the T36® formulation in spray form and in gel form for hospital use as a hand sanitizer in nursing stations, patient rooms, hallways, washrooms, etc. and for sale to consumers through retail outlets. These applications of the T36® formulation must be tested for their ability to kill microorganisms on the skin of humans according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. It is not known how much time it would take to complete the required testing for the hand hygiene products, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated. As discussed above, the Company has received a Health Canada DIN for an Antiseptic Hand Sanitizer that did not require testing and is based on the known ingredients in the T36® formulation. However, the claims are more limited than those allowed if further testing is undertaken.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

   Product development (continued)

•

Skin antiseptic and first-aid ointment: The Company is planning on providing the T36® formulation in liquid form with a biological dye in a suitable delivery system for use as pre-operative and pre-injection antiseptic in hospitals and clinics and in gel and spray form, without biological dye, as a first-aid ointment for use on cuts and scrapes to prevent infections. These applications of the T36® formulations must be tested for their ability to kill microorganisms on the skin of humans and in cuts and scrapes according to the requirements of the FDA, Health Canada and the European Medicines Agency. Once the testing is completed, the results must be submitted to these regulatory agencies and be approved for marketing by the company. The testing required to attain the approval of this product are beyond the financial capabilities of the Company at this time. It is not known how much time it would take to complete the required testing for the topical infection treatment, what costs would be involved or how long it will take to conduct this testing. There are active competitors that are already well established in this market. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would lead to lower revenues than anticipated. Initial testing of the T36® formulation has been completed at BioScience Laboratories Inc. (“BSI”), located in Bozeman, MT has now been completed as described below.

•

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

•

Anti-inflammatory, antiseptic therapeutics: The Company developed a prototype product that contains 2% hydrocortisone in a T36® gel for use on topical infections and, in particular, inflamed infections. Preliminary studies with the formulation, under the direction of a physician, quickly resolved a number of skin infections, such as chronic eczema with secondary Staphylococcus infections and fungal infections, such as athlete’s foot and diaper rash. A second formulation contained 0.1% betamethasone, a moderately potent glucocorticoid steroid with anti-inflammatory and immunosuppressive properties. Unlike other drugs with these effects, betamethasone does not cause water retention. The Company is planning on conducting tests against Athlete’s Foot with the new formulation. As discussed above, a PCT patent application has been filed with CIPO to cover the composition, method of preparation and use of T36® formulations that also contain steroids, anesthetics or analgesics.

There is competition in all of the therapeutic markets that the Company has targeted. However, the T36® formulation is not expected to be expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment, so that registration is expected to be faster and less expensive than for drugs that are taken internally. Rather than disrupting metabolic pathways, the T36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans. For FDA approval, testing of the full formulation will be required to determine if there are any interactions between the ingredients that could lead to absorption of any components of the T36® formulation through the skin and subsequent distribution, metabolism and excretion (“ADME” studies”).

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

  Product development (continued)

The Company has competed preliminary studies that will satisfy the registration requirements of Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications with the assistance of Dr. John S. Hibbard who is evaluating the potential applications and development of the Company’s T36® technology and the regulatory pathways to commercialization in the US. Dr. Hibbard is in continuing discussions with the FDA to establish the requirements of the FDA for the testing of the T36® formulation and to evaluate the common and the unique requirements of the US, Canadian and European regulatory agencies. Dr Hibbard also reviewed the qualifications and proposals of a number of testing laboratories to establish their suitability to conduct the work required by the Company. As a result of his analysis, Bioscience Laboratories, Inc. (“BSI”) located in Bozeman, Montana, was selected to provide the required efficacy testing. BSI has been providing antimicrobial product testing and result interpretation for various industries, including healthcare, pharmaceutical, personal care and consumer products for over 16 years. On September 27, 2007, the Company announced that initial clinical trials of its T36® formulation for use as a skin antiseptic, a hygienic hand rub, a pre-surgical hand wash and a pre-injection scrub had been started. As of the date of this report, testing designed by BSI to evaluate the efficacy of the T36® formulation against bacteria, mycobacteria, viruses and fungi has been completed. Details of the testing are reported below. On completion, the data from the tests, along with existing and new toxicology information, will be used to support applications in Canada and Europe to test the anti-microbial effectiveness of the formulations with human volunteers. Additional non-human testing will be required before the Company can request human trials in the US. On successful completion of human trials, the Company will be able to pursue the registration and marketing of its products. One of the first tests done by BSI demonstrated that the T36® formulation was completely effective against Methicillin-Resistant Staphylococcus aureus (“MRSA”) within one minute. First discovered in 1961 in the UK, MRSA is now found worldwide and is able to survive treatment with a number of antibiotics, including penicillin, methicillin, and cephalosporins. Often referred to in the press as a “superbug”, MRSA is especially troublesome in hospital-acquired infections but is increasingly found outside of medical facilities. The finding was considered significant because MRSA has also shown resistance against some disinfectant products. In subsequent testing done up to the date of this report, the T36® formulation demonstrated complete efficacy in the following tests conducted at BSI.

•

Six species of bacteria were completely killed after 30 seconds of exposure, including VRE (Vancomycin-Resistant Enterococcus), MRSA (Methicillin-Resistant Staphylococcus aureus) and MDR (Multi-Drug Resistant) Enterococcus faecium. These three species of bacteria are critical concerns in hospitals, nursing homes and other medical facilities based on their resistance to many antibiotics and other treatments. The clinical testing was completed according to the standards required by the FDA in the US, Health Canada and the European Medicines Agency, which included exposure of the bacteria to T36® for periods ranging from 30 seconds to 30 minutes. In other tests that were conducted for internal purposes, Staphylococcus aureus and Pseudomonas aeruginosa were completely killed by T36® with 15 seconds.

•

The fungus, Candida albicans, was completely killed after 5 minutes exposure, again, the shortest time required by the FDA, Health Canada and the European Medicines Agency. C. albicans is a major cause of yeast infections which account for one-third of all vulvovaginal infections (“VVI’s”). Bacteria are a second major cause of VVI’s and combinations of bacteria and fungi cause most of the remaining cases. The effectiveness that T36® has demonstrated against both fungi and bacteria provides important evidence that ALDA’s T36® VVI Treatment will provide an effective means to treat all types of VVI’s. A second fungus, Aspergillus niger, was completely killed within 15 minutes, also well within the 60 minute kill time required by the US, EU and Canadian regulatory agencies. A. niger is a causative agent for upper respiratory infections.

•

Two mycobacteria, Mycobacterium avium and Mycobacterium terrae were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the European Medicines Agency (“EMA”). Mycobacteria are among the most difficult bacteria to kill and are used as benchmark organisms to test the effectiveness of anti-microbial formulations.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

 Product development (continued)

•

Two species of fungi responsible for athlete’s foot, Trichophyton mentagrophytes and Trichophyton rubrum were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the EMA. The Company intends to pursue registration of the T36® formulation containing  anti-inflammatory compounds for use against athlete’s foot which is relatively easy to test, represents a large market and will allow physicians to prescribe the product ‘off-label’ for other topical infections once it has been approved. In other tests that were conducted for internal purposes, Trichophyton mentagrophytes was completely killed by T36® with 15 seconds.

•

Ten different types of viruses were killed completely by the T36® formulation. Of these, 5 types were killed within the minimum 30-second time required by the FDA, including Herpes Types I and II and Infuenza B. The remaining 5 types, including Polio and Hepatitis A, the hardiest viruses, were killed within 1 to 3 minutes.

Having completed all five preliminary clinical tests, Terrance Owen, President of the Company, and Dr. Hibbard had a “pre-IND” (pre-Investigational New Drug) meeting with the FDA on July 15, 2008.  Dr. Hibbard prepared the pre-IND submission for the FDA by including all of the efficacy and toxicology testing results obtained by ALDA since 1996. The purpose of the pre-IND meeting was to determine what further testing, if any, is required by the Company to satisfy the requirements of the FDA to allow human trials. The conclusion provided by the FDA was that the information submitted by the Company was satisfactory to allow single-use testing of T36® on humans after further non-human testing was completed. By “single-use applications”, the FDA means use as a pre-surgical and pre-injection skin antiseptic that is swabbed on to the skin once. The tests required before human trials are allowed are “Time kill Evaluation”, “MIC (Minimum Inhibitory Concentration) Evaluation” and “Adsorption and Distribution” (“AD”) through human skin. Time Kill Evaluation determines the minimum time that an antiseptic and each of its ingredients requires to kill bacteria, viruses and fungi. Minimum Inhibitory Concentration tests the minimum concentration of an antiseptic and each of its ingredients that is required to show some measurable effect against bacteria, viruses and fungi.  Adsorption and Distribution (“AD”) measures the penetration of an antiseptic and each of its ingredients into and through human skin and determines how far each ingredient travels.

The protocols for these tests have now been submitted to the FDA for evaluation. If approved, the testing can take place. The FDA has indicated that a response can be expected within 60 days. The budget for the testing is approximately US$635,000 and is expected to take at least 6 months to complete. After successful testing is reported to the FDA, permission may be granted to undertake human trials.

For additional indications that require repeated applications, such as a hand sanitizer or athlete’s foot treatment, additional tests will include, but not necessarily be limited to, dermal irritation and a dermal toxicity studies conducted with an appropriate animal model, and must include complete clinical pathology, histopathology, and toxicokinetic analysis. To evaluate the risk of cumulative irritation, T36® will likely need to be tested on a number of subjects over an extended period of time.  Phototoxicity studies and photoallergenicity studies may also be needed.

Once the preliminary studies have been completed and approved, human clinical trials can be conducted.  These trials are normally conducted in 3 phases, with a detailed protocol for each phase provided to the FDA for approval to proceed. At the end of each phase, the results are analyzed and submitted to the FDA and, if acceptable, the trial continues to the next phase:

•

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

•

Phase II Clinical Trials: This second phase tests the therapeutic on a larger group and evaluates both the required dose (i.e. different quantities of the therapeutic) and efficacy (i.e. how well the therapeutic works for the specified indication). Phase II trials can take up to 3 years. However, some trials can combine Phase I and Phase II, which can reduce the total time required.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Product development (continued)

•

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

The three phases of clinical trials can require a number of years to complete. The total time required is dependant on the nature of the therapeutic product, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the FDA. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application.  The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials.

In Canada and Europe, similar procedures must be followed but there is generally not a requirement for Time Kill MIC or ADME evaluations and it is possible that human trials can be started without the need for any animal studies. A set of standards referred to as “EN Standards” guide the processes for registration of therapeutic products in Europe. EN or FDA standards are generally accepted by Health Canada. The objective is to undertake testing that will satisfy all three major jurisdictions. There are minor differences that lead to increased costs, but management has decided that it is more economical to absorb these costs initial costs rather than conduct separate testing for each jurisdiction.

The Company has started the preparation of a Clinical Trial Application (“CTA”) for Health Canada. A CTA is provided to Health Canada to seek permission to undertake human trials or to determine what further testing may be required before human trials can begin. A similar proposal will be made to the EMA in due course.

In other parts of the world, FDA or EMA testing is generally accepted for registration applications. If the company decides to register the products in China, it is likely that the testing will have to be repeated in China unless there is harmonization of the requirements in the meantime. In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”).  The Chinese CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. Upon completion of successful testing at the CDC, products can be registered for sale within China.

On October 30, 2007, the Company announced that an application had been submitted to Health Canada for a Drug Identification Number (“DIN”) for a new antiseptic skin cleanser. The registration being sought was under a Category IV Monograph (“Cat IV”). Under this process, the Company was advised that Health Canada could provide an automatic registration, usually within 60 days, of infection control products that contain specified levels of anti-microbial ingredients. However, delays were encountered at Health Canada due to staffing issues and certain critical communications were lost in transit. As a result, in early March, the Company learned that the Cat IV approval did not apply to the T36® formulation because there is more than one active ingredient. This pushed the application into the regular stream. DIN 02314320 for T36® Antiseptic Hand Sanitizer was issued in July, 2008.

On November 8, 2007, the company announced that the services of Tincáli Tech Consulting (“Tincáli”), located in the United Kingdom, were engaged to assist ALDA with regulatory matters in the EU. The first task to be undertaken by Tincáli was a competitive analysis of the UK market for hand sanitizers. This information was used to develop comparative information between T36® and competing hand sanitizers for future marketing. Although Tincáli is not currently pursuing further projects for the Company, more work will be assigned once the requirements are defined for EU registration of the Company’s therapeutic products. Tincáli is a UK-based consulting group that provides professional services to pharmaceutical companies, including evaluation of potential new products, acquisition of technologies, product commercialization planning, regulatory assessment and market analysis. The Managing Director of Tincáli, Dr. Carlos Pittol, has over 12 years of business experience, following completion of a PhD in Chemistry in the UK and a Postdoctoral Research Fellowship in pharmaceutical chemistry at the University of Toronto. At the time of writing, no further progress was made on EU registration of the Company’s products.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

  Foreign registration of securities

In 2005, the Company decided to pursue the registration of its securities in the US (“US Registration”) Accordingly, in March, 2006, the Company filed a Form 20F which is a Registration Statement Pursuant to Section 12(b) of (g) of the Securities Exchange Act of 1934 (“20F”) with the Securities and Exchange Commission (“SEC”)  in Washington, DC. This document, submitted for the year-end June 30, 2005, and other documents related to the registration of the Company’s securities in the US, can be viewed at www.edgar.com by searching for ALDA Pharmaceuticals Corp. On April 18, 2006, the SEC responded with a number of questions and requests for further information. On deciding to continue with the US Registration, the Company announced in a news release dated September 13, 2007, that Berris Mangan resigned as the Company’s auditor due to a decision by Berris Mangan to focus its practice on TSX-listed companies with Canadian reporting responsibilities. The Company confirmed that there are no “reportable events” (as such term is defined in National Instrument 51-102 of the Canadian Securities Administrators) and appointed HLB Cinnamon Jang Willoughby, Chartered Accountants (“CJW”) as the interim auditor to conduct the year-end audit. At the Annual General Meeting of the Company, held on December 12, 2007, CJW was appointed as the Company’s auditor.

On September 26, 2007 the Company retained the services of Stanislaw Ashbaugh, LLP (“Stanislaw”), located in Seattle, Washington, to assist the Company with U.S. securities law matters as announced by the company in a news release dated October 2, 2007. Stanislaw acts as general corporate counsel to private and public companies engaged in a wide variety of business activities, including middle-sized and emerging growth companies. Of particular interest to ALDA, the broad range of counsel provided by the Corporate/Securities Law Group includes compliance and reporting under federal and state securities laws and secondary financings.

On March 12, 2008, the Company announced that the June 30, 2006 20F registration statement was filed on the SEC's EDGAR system. By May 9, 2008, the Company had filed the June 30, 2007 20F registration statement and all of the quarterly reports to March 31, 2008. In the 2006 and 2007 20F’s, the issues raised by the SEC in their letter of April 18, 2006 were addressed and the SEC advised Stanislaw that the Company did not need to file a direct response to the letter. A market maker, Pennaluna & Company (“Pennaluna”), located in Coeur d’Alene, Idaho has been selected by the Company and information requested from officers and directors has been provided to Pennaluna, which, in turn, submitted the required documentation to the Financial Industry Regulatory Authority (“FINRA”), an independent regulator for all securities firms doing business in the United States. FINRA reported back to Pennaluna that the SEC had “outstanding comments”. Stanislaw then advised the Company that the SEC had reversed its earlier instructions and that the Company was required to directly respond to the SEC letter of April 18, 2006. On September 25, 2008, a direct response to the questions raised by the SEC was provided. On October 23, 2008, the Company received another 32 questions and requests for additional information. These will be addressed in due course.

At this time, the Company is not listed on any stock exchange in the United States nor is there any guarantee that the Company will be listed on any stock exchange in the United States in the future. As a result, there is no market for the Company’s common shares in the United States and there is no guarantee that there will be a market for the Company’s common shares in the United States.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has been operating only since November, 2003, and has had limited revenues and operating losses each year. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance. This conclusion is based on the fact that at the beginning of operations, expenses were relatively high due to the costs associated with starting up a new venture, such as the costs of manufacturing product, warehousing, preparing new marketing materials and securing facilities and equipment. After these start-up costs had been absorbed, the cost of goods became stabilized. However, at the end of the 2004 and 2005 fiscal years, there was a significant write-down of the assets purchased in the Qualifying Transaction due to revenues not meeting expectations. In addition, there have been extraordinary legal costs associated with a legal action, described elsewhere, commenced by a competitor, gains on a legal settlement over a trademark dispute and an action launched by the Company against a competitor that resulted in a settlement. These extraordinary events make predictions of future periods difficult.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce T36® Disinfectant into additional markets in Canada and internationally, pursue the patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange and secure a listing in the US, the Company expects to incur operating losses in future periods. These loses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, registration of products with regulatory bodies, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable from the introduction and sale of new products, the Company plans to invest heavily in clinical testing and registration of its therapeutic products and will need to raise significant amounts of new funding to complete these activities. Also, the Company may not be successful in generating significant revenues from therapeutic products in the future. Failure to generate revenues could cause the Company to go out of business.

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

The Company has issued a limited number of shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Risk Factors (continued)

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit and in the previous three years has had only limited annual revenues for each of the years it has been operating. The Company sustained operating losses for each of its fiscal years and has sustained significant accumulated operating losses. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.  The auditor’s reports to the shareholders are expressed in accordance with Canadian reporting standards, which do not require a reference to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern when these are adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Had the Company’s financial statements been audited by US auditors, the Company may have received a “going concern” qualification. A “going concern” qualification, or the existence of a basis for such a qualification, could negatively affect the Company’s ability to raise capital.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

  Risk Factors (continued)

There is no assurance that the patent applications filed for the T36® technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no protection for its intellectual property and reduced sales.

Patent protection of the T36® technology is very important to the Company’s current and future products because the T36® Disinfectant technology is the basis for its products. Although patents have been allowed in the United States, China and Australia, there is also no assurance that future patent applications will be successful.  A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company’s business. Reduced revenues and lack of future products could result from such infringement.

There is no assurance that the Company will be able to secure the funds needed for future development, and failure to secure such funds could lead to a lack of opportunities for growth.

Many of the Company’s products require very costly laboratory testing to establish toxicity, efficacy and analytical methods and clinical trials to establish effectiveness and safety on human subjects. This testing is required in order to obtain required regulatory approvals from Health Canada, the EPA and FDA in the US and the EMA in the EU.  A lack of funds would impair the ability of the Company to complete such tests.  A lack of funds would also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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

The Company has limited experience in marketing and selling its products.  The Company had two sales and marketing people until February 2, 2007, one with just over one years of experience with the Company, no prior sales experience and also with administrative and accounting duties, The more senior person had three years experience with the Company and no prior sales experience in pharmaceutical or disinfectant products. With the departure of the more senior sales and marketing person, the Company has one person, with less than three years experience remaining with part-time duties in sales and marketing. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of significant funds over the next 18 months for marketing activities.  Failure to achieve the marketing objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

 Risk Factors (continued)

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

Management of the Company as at June 30, 2008, collectively own approximately 5% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

Risks Pertaining to the Industry:

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.

Government agencies, such as the EPA and the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products.  To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirement for documentation is satisfied, the agencies can take 24 months or longer to provide approvals for the Company to market its products.  Significant delays could lead to slower revenue growth than anticipated.  In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration.  There is no assurance that government agencies will accept for registration any of the Company’s products.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

Risk Factors (continued)

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

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention, at substantial cost. There can be no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court. The Company has patents allowed in the United States, China and Australia and patent applications filed in the European Union, Canada, and Singapore. These patent applications seek intellectual property protection for the basic formulation of the T36® formulation and the method for making it.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

 Risk Factors (continued)

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

•

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

1.3

SELECTED FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2008	June 30, 2007	June 30, 2006
Revenue	$ 249,042	$ 256,243	$ 223,586
Loss & Comprehensive Loss	1,937,735	562,090	378,301
Basic and Diluted Loss Per Share	0.05	0.02	0.02
Patent Application	-	40,486	-
Total Assets	2,533,975	854,166	216,872
Long-Term Liabilities	-	-	-

Revenues are generated from the sale of T36® Disinfectant and T36® Hand Sanitizer to the dental, beauty and first responder markets and are relatively consistent from year to year and are not yet significant compared to the costs incurred by the Company at this stage of its development.  A small decrease in revenue was observed in 2008 fiscal year compared to the 2007 fiscal year.  The decrease was due to the timing differences in ordering by vendors.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

 1.3

SELECTED FINANCIAL INFORMATION (continued)

As of June 30, 2008, the Company had a cash position of $2,446,368 due to the completion of a private placement on June 7, 2007 for $800,000 and the closing of two additional private placements during the year ended June 30, 2008, for $765,000.  The funds were designated for use as working capital and for general and administrative purposes.  In addition to closing of the private placements, the Company further received funds of $1,918,200 from the exercising of Warrants and $67,000 from the exercising of Options. As a result of funds received by the Company, current assets increased to $2,528,168 compared to $701,998 in prior fiscal year, while current liabilities were $57,921. Consistent with the Company’s focus on Research and Development (“R&D”), the Company has elected to write off patent application and development costs and intellectual property that was acquired in the original Qualifying Transaction. In keeping with this commitment to R&D, the Company will expense these costs in the future to be consistent with standard accounting practices. Therefore, patent application and development costs and intangible assets that were being capitalized with a useful life of 20 years in prior fiscal years were written down to $0 during the 2008 fiscal year. The Company has no debt or long term liabilities.

A net loss of $1,976,475 from operations was recognized during the 2008 fiscal year. An increase in net loss was largely attributable to non-cash expenses including stock-based compensation of $903,566.  The losses in the corresponding 2007 and 2006 fiscal year were $562,090 and $380,026, respectively. The increased loss reflects the investments made in intellectual property protection, laboratory testing of the T36® formulation, legal expenses for foreign registration of securities, increased consulting fees paid to marketing and management consultants and to regulatory experts who are assisting the Company with its clinical trials required for the FDA, Health Canada and the European Medicines Agency.

Overview

Over the course of the Company’s operating history, the Company has successfully secured the required government and regulatory approvals to market and sell its T36® Disinfectant products in Canada.  This has resulted in sales as described in Results of Operations below and, to date, all of the Company’s sales have been in Canada which, while a developed industrial economy, is not a particularly large market relative to economies such as the United States or China. To achieve profitability and increase sales substantially, the Company must first secure government and regulatory approval of its products in markets outside of Canada or secure registrations for additional products within Canada. Although sales in Canada have been consistent over the Company’s operating history, the Company has not yet secured the required government and regulatory approvals for the sales of its products outside of Canada.  Each government or regulatory jurisdiction tends to require efficacy studies or safety studies of differing content or quality.  The regulatory approval process to date has been costly both in terms of working capital and in terms of management time and attention.

The Company has been actively marketing its T36® Disinfectant product since the acquisition of API was completed. A standard alcohol hand sanitizer is also manufactured for the Company by Norwood Packaging.

The Company’s sales show no significant variation from quarter to quarter. Over the last three fiscal years, sales have been $249,042, $256,243 and $223,586, in the year ended June 30, 2008, 2007 and 2006, respectively. The unit cost of sales has also stabilized as a percentage of sales in the years ended June, 2008, 2007 and 2006.  However, the Company is still operating overall with a significant loss from operations.  This reflects, to a great extent, the costs associated with the work being done to register its products for sale in jurisdictions other than Canada and ongoing administrative, management and intellectual property protection costs. To generate a net profit, the Company believes that it must register its products for sale in another major market, such as the United States or China or both, to achieve sales economies or achieve significant sales of its newer products such as the hand sanitizer and disinfectant cleaners.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.3

SELECTED FINANCIAL INFORMATION (continued)

Trend information

There are no markets or other trends which the Company believes materially affect its business prospects other than small seasonal dips in sales observed during the summer months and over Christmas and into the New Year. The Company’s existing customers and the general public are becoming more aware of disinfectant products. The continuing spread of antibiotic-resistant bacteria is contributing to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces. This has resulted in growth in the market for disinfectant products, in particular consumer products which provide antibacterial soaps and lotions.  No reliable quantification of the growth these product sales have experienced is available and no growth or future growth can be reliably predicted. The Company believes that its revenues will increase as new products, based on the T36® formulation are launched.

1.4

 RESULTS OF OPERATIONS

Sales

As a result from the sale of T36® Disinfectant and T36® Hand Sanitizer through its distributors to the first responders, dental and beauty markets, the Company recorded sales of $249,042 for the year ended June 30, 2008 as compared to $256,342 for the 2007 fiscal year. The Company relies heavily on its current distributors to provide T36® products to customers. For the year ended June 30, 2008, sales from three major customers accounted for 55% of the total sales.  Sales from these three customers totaled $137,954.  Sales from these major customers totaled $162,837 accounted for 66% of the total sales in the prior fiscal year.  The difference in sales revenue was partly due to the timing differences in ordering. As anticipated, sales were slowed down in the summer and over the Christmas period.

The Company anticipates that the sales will grow when more products, including T36® Antiseptic Hand Sanitizer Gel, T36® Antiseptic Hand Sanitizer Liquid, and T36® Disinfectant Cleaner Concentrate, are introduced to the market. The Company observed that no new major competitors have appeared in the market nor have any withdrawn from the market. However, certain companies have introduced new varieties of disinfectant products, including disinfectant products in wipe form to the market so that the selection of products appears to be increasing.

Cost of Sales

For the year ended June 30, 2008, the cost of sales incurred was $157,234, representing 63% of total sales as compared to $165,920, representing 65% of total sales for the last fiscal year.  Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs, shipping and handling charges. The Company is no longer storing any significant amount of inventory at the Company’s premises. Therefore, the Company anticipates that the warehousing costs and handling charges will increase somewhat in future quarters.

Gross Profit

For the year ended June 30, 2008, the Company recorded a gross profit of $91,808.  A gross profit of $90,323 was recognized in prior fiscal year. Gross profit has been relatively stable over the reported periods.

Advertising and Promotion

Advertising and promotion costs for the year ended June 30, 2008 and 2007 were $21,603 and $12,766, respectively. Costs are higher because the Company has been providing lectures, sending samples of T36® Disinfectant and literature to customers and distributors, and undertaking promotions with distributor. Samples of T36® products were sent out to business community and institutions to raise the Company’s awareness.  The Company anticipates that additional investment in this area is required for 2009 fiscal year when the new products, such as T36® Antiseptic Hand Sanitizer Gel, and T36® Disinfectant Cleaner Concentrate, are introduced to the current distributors and to the market,.  New promotional literature will be provided to the current and new distributors.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.4

RESULTS OF OPERATIONS (continued)

Consulting

Consulting fees for the year ended June 30, 2008 and 2007 were $1,004,660 and $308,600, respectively.  An increase of $696,060 over the year was primarily due to the non-cash compensation expenses of $605,068 being recognized in consulting fees as described in Note 7(b) of the audited consolidated financial statements. Included in the consulting fees were $270,000 paid to executives of the Company in remuneration for their services to the Company.  The related party transactions were provided in Note 12 of the audited consolidated financial statements.  The Company hired third party consultants to carry out ongoing projects including branding, marketing and product development.

Investor Relations

The investor relations activities amounted to $124,065 and $24,570 for the year ended June 30, 2008 and 2007.  Freeform Communications, Inc. (“Freeform”) continued provided their services to the Company and in return the Company paid a total of $46,649 in 2008 and $38,300 in 2007 to Freeform.  Included in this category were $13,709 and $6,739 paid to Marketwire during the 2008 and 2007 fiscal year, respectively, for the dissemination of news releases.

The Company granted Options to acquire 400,000 common shares of the Company to Freeform resulting in $53,707 non-cash compensation expenses being recognized for year ended June 30, 2008. No Options were granted to Freeform during 2007 fiscal year.

Legal and Accounting Fees

Legal and accounting fees were totaled $89,723 and $53,697 for year ended June 30, 2008 and 2007, respectively. An increase in legal and accounting fees was partly due to the ongoing foreign securities registration assisted by Stanislaw Ashbaugh L.L.P.  Legal fees incurred in the periods consisted of closing two private placements, issuing of options, advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions and reviewing 20F documents for the registration of the Company’s securities in the United States. Accounting fees consisted of the cost of the year-end audits

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2008 and 2007 were $375,807 and zero, respectively. During 2007 fiscal year, intellectual property costs were capitalized with an amortization period of 20 years rather than expensed.  As a result of a change in accounting practices, these costs were expensed in the fiscal year ended June 30, 2008 so that the financial reporting is consistent with the Company’s focus on R&D. As consequence, the Company has elected to write off patent application and development costs and intellectual property that was acquired in the original Qualifying Transaction. In keeping with this commitment to R&D, the Company will expense these costs in the future to be consistent with standard accounting practices. Therefore, patent application and development costs and intangible assets that were being capitalized with a useful life of 20 years in prior fiscal years were written down to zero and added to this expense category for the 2008 fiscal year. Costs incurred in 2008 fiscal year included testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and consultants fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products.

Wages and Benefits

As a result of the stock-based compensation expenses of $244,791, wages and benefits were increased to $302,439 for the year ended June 30, 2008 from $116,633 of prior fiscal year.  Costs in this category include the wages paid to accounting and administrative assistance and to sales and marketing staff as well as the expenses related to stock Options granted to certain employees.  Expenses related to stock Options granted can be found in Note 7(b) of the audited consolidated financial statements

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.4

RESULTS OF OPERATIONS (continued)

Loss from Operations

The loss from operations was $1,976,475 for the year ended June 30, 2008 as compared to $562,090 for the prior fiscal year.  Losses for the year ended June 30, 2008 were significantly greater than the corresponding year ended June 30, 2007 due to granting of $0.50 and $0.80 stock options during the 2008 fiscal year as disclosed in Note 7(b) of the audited consolidated financial statements.  As a result of the granting of stock options, $903,565 in non-cash stock based compensation expenses being recognized in the statement of operations. The Company recorded $148,100 in stock based compensation in the prior fiscal year. During the 2008 fiscal year, the Company continued to expand its intellectual property portfolio by submitting a comprehensive new patent application for anti-inflammatory, antiseptic therapeutic formulation to cover composition and preparation of T36® formulations that also contain steroids, anesthetics or analgesics for use on topical infections and, in particular, inflamed infections.  The Company has also engaged Bioscience Laboratories Inc. to provide an extensive test on T36®.  All of the testing was successfully completed.  The results, along with the efficacy and toxicology studies, were submitted to FDA for approval to proceed to the next stage of testing for use of T36® as a single dose, pre-surgical and pre-injection skin antiseptic.   Dr. John Hibbard has been retained to assist with regulatory matters to satisfy FDA’s requirements and to evaluate the potential applications and development of the Company’s T36® technology and the regulatory pathways to commercialization. PharmEng Technology Inc. has been engaged to assist with regulatory matters in Canada and the EU.  The Company continued to pursue the registration of its securities in the US.  During the 2008 fiscal year, the Company appointed new US lawyers, Stanislaw & Ashbaugh, LLP, to assist with foreign securities registration and to communicate with the SEC.  The Company submitted the Form 20-F for the two years and all of the outstanding 6-K quarterly reports.   As a result of a number of initiatives that were taken during the year to promote further growth of the Company, the Company observed substantial increase in expenditures while sales remained similar to prior fiscal year.

Management continues to work towards the launch of new products, including T36® Disinfex Disinfectant Spray, T36® Antiseptic Hand Sanitizer, T36® Disinfectant Cleaner Concentrate, T36® Disinfectant Cleaner Wipes and the therapeutic products. The pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection.  As a result, further losses will be anticipated in subsequent years.

 Other Income (Loss)

Interest income earned from bank deposits for the year ended June 30, 2008 and 2007 was $38,740 and $0, respectively.  The increase was due to an increase in cash position upon the closing of various private placements and the exercising of options and warrants from the holders.

As a result of a change in accounting practices, patent costs were capitalized on the Balance Sheet in the fiscal year ended June 30, 2007 but expensed in the fiscal year ended June 30, 2008 so that the financial reporting is consistent with the Company’s focus on R&D. As consequence, the Company has elected to write off patent application and development costs and intellectual property that was acquired in the original Qualifying Transaction.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.4

RESULTS OF OPERATIONS (continued)

Loss for the Year

The loss for the year ended June 30, 2008 was $1,937,735, as compared to $562,090 in the same corresponding fiscal year last year.   The loss was relatively higher due to the granting of various options during the 2008 fiscal year.  As a result, the non-cash compensation of $903,565 related to the granting of stock options was being in the statement of operations, whereas the Company only recorded the non-cash compensation of $148,100 during the 2007 fiscal year.  The details of non-cash compensation were disclosed in Note 7(b) of the audited consolidated financial statements.  In addition, amortized $10,591 of intangible assets and patent applications for the 2008 fiscal year and expensed $190,638 of intangible assets and patent applications and development costs in 2008 fiscal year compared to an amortized amount of $7,931 in 2007 fiscal year. During the year, the Company has moved forward with extensive testing of its T36® formulation. The results will be used to support applications in Canada, the US and Europe to test for the anti-microbial effectiveness of the formulations in human clinical trials.  The loss in 2008 and 2007 fiscal year was offset by a gain of interest income of $38,740 and $0, respectively, earned from the bank deposits. As a result of legal dispute against the competitor, a net gain of $10,545 was recognized in the statement of operations in 2007 fiscal year.

Use of Proceeds

The net proceeds received from the closing of recent private placements will be used for working capital and for general and administrative purposes.

1.5

SUMMARY OF QUARTERLY RESULTS

Period Ended	Jun/08	Mar/08	Dec/07	Sept/07	Jun/07	Mar/07	Dec/06	Sept/06	Jun/06
Revenue	73,359	66,848	53,298	55,537	61,433	72,879	64,356	57,575	58,724
Net Loss	931,597	310,891	564,163	131,084	280,581	86,061	90,182	105,266	67,371
Loss/Share	0.02	0.01	0.01	0.01	0.00	0.00	0.00	0.00	0.00
Total Assets	2,533,975	2,696,062	1,946,087	1,255,681	854,166	176,316	175,743	208,281	216,872

Total assets increased significantly from the first quarter of 2008 to the fourth quarter of 2008 as a result of closing private placements during the 2008 fiscal year.  In addition, as the Company’s share price increased over the quarters, the Company received funds from the exercising of options and warrants.  As of June 30, 2008, the Company had cash and equivalents of $2,446,368, representing 97% of the total assets, as opposed to $356,127, representing 42% of the total assets as of June 30, 2007.  An loss of $190,638 on intangible assets and patents application and development costs was recognized for the 2008 fiscal year, which reduced the carrying value of the intangible assets and patents application and development costs to $0. This change in accounting practice was made so that the financial statements are consistent with the Company’s focus as an R&D company.

The revenues generated from the sale of T36® Disinfectant and T36® Hand Sanitizer have been relatively consistent, ranging from $55,000 to $73,000 per quarter.  The difference is attributable to the timing of ordering and some seasonality as described above.   Cost of goods is also very consistent over the periods reported. Operating expenses vary from quarter to quarter depending on the activities taking place such as registering T36® products in major markets, pursuing clinical trials, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking registration of ALDA’s securities in the US.  Greater losses were incurred in the second and fourth quarters of 2008 and the fourth quarter of 2007 due to the granting of stock options in those quarters. The non-cash stock-based compensation expenses accounted for $478,238 in the fourth quarter of 2008 whereas a totaled of $112,500, was accounted for in the fourth of 2007.  In connection with the settlement of legal disputes, the Company recognized a net gain of $10,545 in fiscal year 2007.  As described in Section 1.2 “Overall Performance of the Company”, the Company continued to observe net losses.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.6

LIQUIDITY

Although the Company generates some revenues from the sale of its lead product, T36® Disinfectant, sales are mainly occurring in Canada and commencing in China.  T36® Disinfectant is registered in the United Kingdom and the Company will be pursuing opportunities in European markets but no firm plan has yet been established.  The manufacturing facility for the Company’s products in China is now in operation.  The Company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the T36® formulation.  Management is also evaluating the possibility of acquiring technologies that are complementary to T36® technology and launching similar type of products lines in the near future.  It is expected that the Company will need to undertake further financing in order to pursue these plans and these financings will lead to the dilution of current shareholders of the Company.

1.7

CAPITAL RESOURCES

During the fiscal year ended June 30, 2008, the Company arranged two private placements at $0.12 and $0.15 per Unit.  The Company raised a total of $765,000 by issuing a total of 5,500,000 Units of the Company’s Common Shares and Warrants.  Each warrant entitled the holder to purchase one additional Common Share at an exercise price of $0.24 or $0.30, respectively, for the first year following the closing date and thereafter at an exercise price of $0.36 or $0.45, respectively, for the second year after the closing date.  The estimated fair value of Warrants, being $279,052, was allocated to the contributed surplus for Warrants. The estimated fair value of Warrants was calculated as at the date of grant using Black-Scholes pricing model. The net proceeds will be used for general working capital.

During the fiscal year ended June 30, 2008, the Company received $1,918,200 from the exercise of 11,086,500 Warrants at an exercise price range of $0.10 to $0.30 and 650,000 Options at an exercise price range of $0.10 to $0.11. Warrant values of $385,149 previously recorded in contributed surplus for warrants and option values of $29,000 previously recorded in contributed surplus for options were credited to share capital.

As at June 30, 2008, the Company had 49,511,799 outstanding common shares and a total of 6,677,500 outstanding warrants exercisable at an exercise price range of $0.24 to $0.45 before the date of expiration. The outstanding stock options as at June 30, 2008 were 4,800,000 (4,362,500 options exercisable) at an exercise price range of $0.11 to $0.80 per option.  Upon the exercise of outstanding warrants and options, the Company will have fully diluted outstanding common shares of 60,551,799.

At the time of this report, the Company has sufficient working capital to pursue its development plans and to fund its operations.  However, there can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options.  There is no assurance that additional funding will be made available to the Company to fulfill its business objectives.  In additional there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable.  Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals.  A lack of funds will impair the ability of the Company to complete such tests.  A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.8

COMMITMENTS AND AGREEMENTS

a)

Effective January 1, 2006, the Company entered into an agreement to lease its office premises over a period of one year.  After the first year, a holding over provision is instituted in which the landlord accepts rent from the Company, the new tenancy is a month to month tenancy, subject to the terms and covenants of the lease which are applicable to a month to month tenancy, except that:

(1)

it will be subject to termination by the Landlord on one week's written notice to the Tenant;

(2)

 there will be no right of renewal; and

(3)

the monthly Basic Rent payable will be increased by 50% above the monthly basic rent last payable under the  lease. This condition has not been imposed on the Company by the landlord because the space has been subjected to an extended period of renovation, the rented area has been has changed and the landlord is a company controlled by a director of the Company.

The Company’s minimum lease payment obligations under the agreement as at July 1, 2008, totaled $26,320, payable in the 2009 fiscal year.

b)

The Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China, was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China. Prior to that transfer of rights, the agent for Fuzhou secured a Certificate of Approval, on August 31, 2006, from the Fujian Centre of Disease Control for T36® Disinfectant after passing all of the required tests. This certificate allowed the agent for Fuzhou to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer.  He-Yi has provided a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products. He-Yi will have the right to distribute ALDA’s products in China subject to ALDA’s approval of each distributorship.

1.9

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

TRANSACTIONS WITH RELATED PARTIES

a)

During the year ended June 30, 2008, the Company paid consulting fees of $288,813 (2007: $120,000) to companies controlled by directors of the Company.

Effective June 1, 2008, the Company entered into consulting agreements with the management of the Company.

b)

During the year ended June 30, 2008, the Company paid rent of $24,737 (2007: $28,371) to a company controlled by a director of the Company.

c)

During the year ended June 30, 2008, the Company collected the Subscription receivable of $293,600, of which $105,000 was owing from directors of the Company.

d)

During the year ended June 30, 2008, the Company recorded stock based compensation of $562,427 (2007: $131,500) to directors and companies controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.11

FOURTH QUARTER EVENTS, 2008

During the three month period ended June 30, 2008, the Company received funds of $175,700 from the exercise of 690,000 Warrants.  The Company’s sales were $73,359 which is close to the average sales recorded per quarter for the last 7 quarters.  General and administration expenses were increased to $769,674 for the three month period ended June 30, 2008 as compared to $298,275 for the same corresponding quarter last year.  The difference was primarily due to granting of stock options on May 2, 2008 where $535,828 was being recognized as a non-cash compensation expense, laboratory testing of the T36® formulation undertaken by Bioscience Laboratories, Inc. and payments to regulatory and marketing consultants. During the quarter, He-Yi She Ye Limited (“He-Yi”), ALDA’s agent in China, completed a pilot production of ALDA’s T36® Disinfectant and secured sales contracts in China.  In addition, the Company was working on finalizing the packaging and label designs for the retail products. Health Canada issue DIN 02314320 for the T36® Antiseptic Hand Sanitizer.

There were no significant year-end adjustments except that certain comparative figures for the quarter have been reclassified to conform to the presentation adopted for the quarter ended June 30, 2008.

1.12

PROPOSED TRANSACTIONS

The Company is not aware of any proposed transactions requiring disclosure.

1.13

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the amounts of revenues and expenses for the reporting period.  The areas of estimation are the stock-based compensation, estimated useful lives of depreciable assets, and intellectual property.  The Company believes that the estimates and assumptions upon which it relies are reasonable and are based on information available to the Company at the time that estimates and assumptions are made.  Actual results could differ from those estimates.

1.14a

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.14a

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION (continued)

Patent application and development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product as well as to acquire legal protections for its proprietary products, such as trademarks and patents.  Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of patent application and development costs can reasonably be regarded as assured and future values can be realized, in which case such costs are capitalized.  In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.   The carrying amounts of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years. At this time, no patent costs or intangible assets are capitalized.

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to comprehensive income, recognition, measurement, disclosure and presentation of financial instruments and hedges.  These new accounting standards are applied prospectively beginning July 1, 2007.  Adoption of these standards had no impact on the consolidated financial statements for the year ended June 30, 2008.

Section 1530 – Comprehensive Income – This section established standards for reporting and presentation of a statement of comprehensive income.  Comprehensive income includes net earnings and other comprehensive income.  Other comprehensive income is defined as the change in equity from transactions and other events from non owner sources.  Other comprehensive income includes holding gains and losses on certain derivative instruments that are classified as available-for-sale, and gains or losses due to the change in foreign currency relating to self-sustaining foreign operations, all of which are not recognized in net earnings until realized.

Section 3251 – Equity – In addition to Section 1530 (Comprehensive Income), this section establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855 – Financial Instruments – Recognition and Measurement – This section established standards for recognizing and measuring financial instruments in the balance sheets and specifying how unrealized or realized gains and losses are to be presented during the reporting period.  In accordance with the new accounting standard, all financial assets and financial liabilities are measured at fair value on initial recognition except for certain related party transaction.

Financial instruments have been classified as held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities.  Financial assets that are held to maturity, other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income until realized, at which time realized gains and losses will be recognized in net income.  Held for trading instruments are measured at fair value with unrealized gains and losses recognized in the results of operations in the period in which they arise.  Loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.  Financial liabilities that are not classified as held to maturity are classified as other financial liabilities, and are carried at amortized costs using the effective interest method.  Any gains and losses on realization of other financial liabilities are included in earnings.  Any transaction costs incurred to acquire financial instruments will be included in earnings.

The Company’s financial instruments consist of cash and equivalents, accounts receivable, prepaid expenses and others, subscriptions receivable, and accounts payable and accrued liabilities.  The fair value of these instruments approximates the carrying amounts due to the immediate or short-term maturity of these financial instruments. The Company has made the following classifications:

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.14a

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION (continued)

Cash and equivalents

Held for trading

Accounts receivable

Loans and receivable

Prepaids expenses and others

Loans and receivable

Subscriptions receivable

Loans and receivable

Accounts payable and accrued liabilities

Other financial liabilities

Section 3861 – Financial Instruments – Disclosure and Presentation – This section establishes standards for presentation of financial instruments and non-financial derivates and identifies the information that should be disclosed about them.  This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them.  Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.

Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation - These sections revised and enhance the disclosure requirements while carrying forward its presentation requirements.  These new sections will place increased emphasis on disclosures about the nature and extent of risks associated with both recognized and unrecognized financial instruments, how the entity manages the risks, and the exposure to liquidity, currency and other price risks.

It is management’s opinion that the Company is not exposed to significant interest, currency, credit, and liquidity risk arising from these financial instruments.  The Company has transactions dominated in US dollars but exposure to currency risk is immaterial.  The Company mitigates its exposure to credit risk by maintaining its primary operating accounts with chartered bank in Canada and constantly monitoring credit standing of counterparties.  The Company manages its liquidity risk through the management of its capital as described in note 14.  The Company does not use financial derivatives.

Section 3865 – Hedges – This section establishes standards for the Company that chooses to designate qualifying transactions as hedges for accounting purposes.  This section builds on Accounting Guideline AcG-13, “Hedging Relationships,” and Section 1650, “Foreign Currency Translation”.  The Company does not use hedge accounting and has no hedging relationships.

Section 1535- Capital Disclosures – This section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of the entity’s objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital.

Section 3031 – Inventories – This section establishes standards for measuring the inventories.  The new standards require that the inventories shall be measured at the lower of cost and the net realizable value.  This section provides guidelines on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value and reversal of a previous write-down when the value of inventories is evidently increased due to the change in economic circumstances.  The use of last-in, first-out method (LIFO) in measuring inventories is not recommended. This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Company is evaluating the effect of adopting this new standard.

Section 3064 –Goodwill and Intangible Assets– The replacement of Section 3062 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company is evaluating the impact of this new standard.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.14b

FUTURE CHANGES IN ACCOUNTING POLICIES

As announced by the Canadian Accounting Standards Board (“AcSB”), the financial reporting requirements for Canadian companies will be changed to the use of International Financial Reporting Standards (“IFRS”), replacing Canada’s own GAAP.  The changeover date for publicly-listed companies is 2011.  The Company has begun reviewing the IFRS for 2011.  At this time, the Company has not yet determined the financial reporting impact due to the change of new reporting standards.

1.15

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

1.16

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the year ended June 30, 2007 as allowed in NI 51-102, Section 5.3 (3).

(b)

Disclosure of Outstanding Share Data

The following table summarizes our outstanding share capital as at:

Security In number	For the year ended June 30, 2008	The reporting date October 28, 2008
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	49,511,799	49,891,799

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

	4,800,000 6,677,500 -	4,420,000 6,677,500 -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares Fully diluted	11,040,000 60,989,299	11,040,000 60,989,299

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

1.16

OTHER MD&A REQUIRMENTS (continued)

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

ALDA management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation, the management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Management has considered the effectiveness of design of the Company’s internal controls and procedures over financial reporting and has noted weaknesses in internal controls over financial reporting such as a lack of segregation of duties because of limited staff members.

Management intends to initiate steps to remedy the noted shortcomings over the next fiscal year by carrying out a management assessment of the weaknesses with a view to improving areas where weaknesses exist and implementing procedures aimed at minimizing the risk of material error in its financial reporting.

1.17

SUBSEQUENT EVENTS

Subsequent to the year ended June 30, 2008, 380,000 options at an exercise price of $0.10 per options were exercised and shares were issued for total gross proceeds of $38,000.

On July 23, 2008, the Company announced in a news release that Drug Identification Number (“DIN”) 02314320 was received from Health Canada that approving the marketing of its Antiseptic Hand Sanitizer in Canada.

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

Commitments (Note 12)

See accompanying notes to the financial statements

Approved By The Directors

         "Terrance Owen"

Director
--------------------------------------------------------

         "Peter Chen"

Director
--------------------------------------------------------

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

                                                              ALDA PHARMACEUTICALS CORP.

22.

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, British Columbia,V3M 1A7 Telephone:604-521-8300; Facsimile:604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

for the year ended June 30, 2006

October 27, 2006

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

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

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F A and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: March 27, 2009	ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO

ALDA Pharmaceuticals Corp. 2008 20F

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

Date:  March27, 2009

/s/     Terrance Owen

Terrance Owen, Chief Executive Officer

ALDA Pharmaceuticals Corp. 2008 20F

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

Date:  March 27, 2009

/s/    Peter Chen

Peter Chen, Chief Financial Officer

ALDA Pharmaceuticals Corp. 2008 20F

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

March 27, 2009

ALDA Pharmaceuticals Corp. 2008 20F

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

/s/ Peter Chen

Peter Chen

Chief Financial Officer

March 27, 2009

ALDA Pharmaceuticals Corp. 2008 20F

------------------------------------------------------------------------------------------------------------------------------------------------------------