Form 20-F
period 2009-06-30
ALDA Pharmaceuticals Corp.
filed 2009-12-31
CIK 1355736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009

OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report

For the transition period from ________to ________

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

51,341,799 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ] No [ X ]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ] No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer [   ]   Accelerated filer [   ]   Non-Accelerated filer [ X ]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 [ X ] Item 18 [   ]

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ] No [   ]

The information set forth in this Annual Report on Form 20-F is as at June 30, 2009 unless an earlier or later date is indicated.

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

FORM 20-F ANNUAL REPORT
TABLE OF CONTENTS

Part I		Page
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	14
Item 5.	Operating and Financial Review and Prospects	40
Item 6.	Directors, Senior Management and Employees	50
Item 7.	Major Shareholders and Related Party Transactions	61
Item 8.	Financial Information	63
Item 9.	The Offer and Listing	63
Item 10.	Additional Information	66
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	76
Item 12.	Description of Securities Other Than Equity Securities	76

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	76
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	76
Item 15.	Controls and Procedures	76
Item 16.	Reserved	77
Item 16A.	Audit Committee Financial Expert	77
Item 16B.	Code of Ethics	78
Item 16C.	Principal Accounting Fees and Services	78
Item 16D.	Exemptions from the Listing Standards for Audit Committee	81
Item 16E.	Purchases of Equity Securities by the Company and Affiliated Purchasers	81

Part III

Item 17.	Financial Statements	79
Item 18.	Financial Statements	79
Item 19.	Exhibits	79

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

MEASUREMENT INFORMATION

Canada uses the metric measurement system and all of the measures used by the Company adhere to the standards of the metric system.

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1.	Directors and senior management

Table No. 1 lists as of June 30, 2009 the names of the Directors of the Company.

Table No. 1
Directors

Name and Residential Address	Age	Date First Elected or Appointed

Terrance G. Owen	63	May 30, 2000
635 Columbia Street
New Westminster, BC, Canada V3M 1A7

Peter Chen (1)	47	May 30, 2000
635 Columbia Street
New Westminster, BC, Canada V3M 1A7

Eugene Hodgson (1)	53	October 12, 2004
1400 – 601 West Hastings Street
Vancouver, BC, Canada V6B 5A6

Linda Allison (1)	62	June 30, 2003
3074 Spencer Place
West Vancouver, BC, Canada V7V 3C9

Ronald Zokol	60	November 13, 2003
470 West Tower 555 West 12th Avenue
Vancouver, BC, Canada V5Z 3X7

William F. McCoy	54	March 17, 2005
735 Thornapple Drive
Naperville, IL,. USA 60540

(1) Member of Audit Committee

1.A.2.	Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

	Table No. 2
	Senior Management

Name and Position	Age	Date of First Appointment

Terrance Owen, President & CEO	63	May 30, 2000

Peter Chen, CFO and Secretary	47	May 30, 2000

Mr. Owen’s business functions, as President and CEO of the Company, include overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

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

The legal advisors for the Company are Getz Prince Wells, Barristers & Solicitors, 1810 – 1111 West Georgia St., Vancouver, B.C. V6E 4M3., Phone 604-605-4293 Fax 604 685-9798. As of October 2, 2007, the Company has retained Stanislaw Ashbaugh LLP, 4400 - 701 Fifth Avenue, Seattle, WA 98104 to provide assistance with matters concerning securities laws in the United States. The firm does not provide other legal services to the Company.

The Company’s Bank is the Canadian Imperial Bank of Commerce. Its business address and telephone number are 554 6th Street, New Westminster, British Columbia Canada V3L 3B5. Tel: (604) 665-7925.

1.C.	Auditors

On June 30, 2007, the auditors for the Company were Berris Mangan, Chartered Accountants of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5 (previously known as BME + Partners). On August 31, 2007, the Company changed auditors, due to a decision by Berris Mangan to focus its practice on companies with Canadian reporting responsibilities that are listed on the Toronto Stock Exchange. On the same date the Company appointed HLB Cinnamon Jang Willoughby, Charted Accountants (“CJW”) of 1827 West 5th Avenue Vancouver, BC, Canada, V6J 1 P5 on an interim basis to conduct the year-end audit for the year ended June 30, 2007. CJW was appointed as the Company’s auditor at the Annual General Meeting held on December 12, 2007 and has completed the year end audits for the Company since that date.

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

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which are substantially the same as principles applicable to United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”), except the practices described in footnotes to the audited financial statements for the years ended June 30, 2009, 2008 and 2007.

Table No. 3
Selected Financial Data
(CDN$)
	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006	Year Ended 2005
CANADIAN GAAP

Revenue	282,261	249,042	256,243	223,586	239,271
Net (Loss) for the Year	1,183,009	(1,937,735)	(562,090)	(378,301)	(796,301)
Basic Income (Loss) Per Share	(0.02)	(0.05)	(0.02)	(0.02)	(0.06)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	49,904,566	42,605,353	22,582,026	17,857,709	13,663,856
Period-end Shares	51,341,799	49,511,799	32,192,404	20,800,404	15,784,404

Working Capital	1,721,192	2,470,247	627,730	33,169	138,548
Long-Term Debt	0	0	0	0	0
Capital Stock	5,842,389	5,524,289	2,658,868	2,094,770	1,856,285
Shareholders’ Equity (Deficit)	1,725,883	2,476,054	779,898	157,368	271,028
Total Assets	1,782,098	2,533,975	854,166	216,872	300,893

US GAAP
Net Loss	1,183,009	(1,937,735)	(562,090)	(378,301)	(796,301)
Loss Per Share	(0.02)	(0.05)	(0.02)	(0.02)	(0.06)
Shareholders’ Equity	1,725,883	2,476,054	779,898	157,368	271,028
Total Assets	1,782,098	2,533,975	854,166	216,872	300,893

3.A.3.	Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2009, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

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

Table No. 4
U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
November 2009	0.9430	0.9282	0.9560	0.9457
October 2009	0.9472	0.9221	0.9716	0.9282
September 2009	0.9244	0.9038	0.9422	0.9327
August 2009	0.9193	0.9026	0.9358	0.9118
July 2009	0.8911	0.8580	0.9268	0.9268
June 2009	0.8877	0.8602	0.9236	0.8602

Three Months Ended June 30, 2009	0.8571	0.7910	0.9236	0.8602
Three Months Ended March 31, 2009	0.8028	0.7692	0.8458	0.7935

Fiscal Year Ended June 30, 2009	0.8575	0.7692	0.9984	0.8602
Fiscal Year Ended June 30, 2008	0.9897	0.9298	1.0905	0.9817
Fiscal Year Ended June 30, 2007	0.8831	0.8437	0.9452	0.9404
Fiscal Year Ended June 30, 2006	0.8602	0.8044	0.9099	0.8969
Fiscal Year Ended June 30, 2005	0.8002	0.7492	0.8493	0.8159

3.B.	Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2009. During the year ended June 30, 2009, no warrants were exercised by the holders. Subsequent to June 30, 2009, 1,380,000 warrants were exercised by the holders at an exercise price range of $0.45 per unit for gross proceeds of $621,000 and 1,365,000 warrants priced at $0.45 expired.

During the year ended June 30, 2009, the Company granted 550,000 options priced at $0.20 and 1,600,000 options priced at $0.25 to certain directors, consultants and employees of the Company. During the year ended June 30, 2009, 1,830,000 options were exercised at an exercise price range of $0.10 to $0.12 per option for total gross proceeds of $209,000, of which $113,000 had not been received and remained outstanding as at June 30, 2009. Subsequent to June 30, 2009, no options were exercised by the option holders and the Company granted incentive stock options to certain directors, senior officers, employees and consultants to purchase an aggregate of 750,000 common shares at an exercise price of $0.55 and a term of five years, expiring on October 15, 2014.

Table No. 5
Capitalization and Indebtedness
As of June 30, 2009

SHAREHOLDERS’ EQUITY

Common shares issued and outstanding	51,341,799
Share Capital	$5,842,389
Subscriptions Receivables	$(113,000)
Contributed Surplus-Warrants	$447,532
Contributed Surplus – Options	$1,273,497
Retained Earnings (deficit)	$(5,724,535)
Net Shareholders’ Equity	$1,782,098

TOTAL CAPITALIZATION
Stock Options Outstanding (1):	5,120,000
Warrants Outstanding (2):	3,472,500
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1)	See Table 11 for exercise prices and terms of these options.

(2)

Of the 3,472,500 warrants outstanding, 742,500 warrants were exercisable at a price of $0.36 per warrant until August 13, 2009; 2,730,000 warrants were exercisable at a price of $0.45 per warrant until November 22, 2009.

3.C.	Reasons for the Offer and Use of Proceeds

No disclosure necessary.

3.D.	Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.
The Company was started as a Capital Pool Company, has been operating its current business since November, 2003 and has had limited revenues during this time. Since its inception, the Company has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control products. The Company has also been engaged in a program of pre-clinical testing for registration of a number of therapeutic products with Health Canada and the FDA. This testing is costly and time consuming and the Company does not have sufficient funds to undertake all of the testing that is required to satisfy the requirements of these regulatory agencies. Accordingly, the Company requires outside funding to complete these tests. As funds are raised, they will be invested in the testing and the Company will continue to accumulate losses that are proportional to the funds raised and spent on testing. In addition, the Company has recently launched a number of consumer and commercial products, described above and is in the process of establishing new sales and distribution agreements. It will take some time to determine what effect, if any, theserecent activities will have on the Company’s revenues and profits. These past events and future plans make predictions of future periods difficult.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.
Based upon current plans to introduce its products into new markets in Canada and internationally, pursue additional patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange and support the continued registration of its securities in the US, the Company expects to incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, testing and registration of therapeutic products, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable from the introduction and sale of new products, the Company plans to invest heavily in pre-clinical testing, clinical trials and registration of its therapeutic products and will need to raise significant amounts of new funding to complete these activities. Also, the Company may not be successful in generating significant revenues from therapeutic products in the future. Failure to generate more revenues could cause the Company to contract or go out of business.

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
The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Peter Chen is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol, Dr. William F. McCoy and Eugene Hodgson are independent Directors. Dr. Allison, Mr. Chen and Mr. Hodgson are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with Terrance Owen and Peter Chen. The Company currently has Directors and Officers insurance in place. However, if for any reason, the Company cannot maintain such insurance, it is possible that some or all of the Directors may resign. If any or all Directors resign, there is no assurance that new Directors can be found to replace any directors who resign.

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

The Company’s future performance is dependent on key suppliers and manufacturers and a loss of any suppliers or manufacturers could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.
The Company does not have agreements in place with any of its key suppliers for raw materials, other supplies or manufacturing. If any of the Company’s suppliers or manufacturers were to go out of business or were unable to procure the raw materials or other supplies required by the Company to manufacture its products, the Company would have to find other suppliers or manufacturers. There is no guarantee that the Company would be able to find other suppliers or manufacturers. If the Company could not find other suppliers or manufacturers, production of the Company’s products would be delayed for an indefinite period of time and such delays would lead to delayed revenues or reduced revenues or both.

There is no assurance that the patent applications filed for the T36® technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no protection for its intellectual property and reduced sales.
Patent protection of the T36® technology is very important to the Company’s current and future products because the T36® Disinfectant technology is the basis for most of its products. Although patents have been allowed in the United States, China and Australia, there is also no assurance that these patents will not be challenged or that future patent applications will be successful. A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company’s business. Reduced revenues and lack of future products could result from such infringement.

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
The Company is conducting research and development on new products, but the outcomes of research and development are never certain. For example, there is no assurance that any new products will be developed or that any new products that do result will have a competitive advantage or market acceptance, will not be superseded by the new products of competitors, will not infringe on the patents of other companies or that other companies will not develop products that infringe on patents obtained by the Company for its new products. The Company has completed the formulations for new products but still needs to conduct the toxicity and efficacy tests and establish the analytical methods required to obtain regulatory approvals from Health Canada, the EPA and FDA in the US and the EMA in the EU.

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
The Company has limited experience in marketing and selling its products and the Company has only three sales and marketing people. The most senior sales person was hired in May, 2009. None of the sales people have had prior experience with the type of products sold or being developed by the Company. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of significant funds over the next 18 months for marketing activities. Failure to achieve the marketing objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

Conflicts of interest may exist for Directors and Officers which may inhibit their ability to act in the best interests of the Company and its shareholders leading to possible impairment of the Company’s ability to achieve its business objectives.
The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., an inactive company listed on the TSX-Venture Exchange, since September, 2002 and a Director of this same company since September, 2006. As a non-management Officer and Director of Bi-Optic Ventures Inc., Terrance Owen spends up to two hours per month on the business of Bi-Optic Ventures Inc. Terrance Owen controls a company, Duft Enterprises Corp., that owns the building in which the Company is located and the Company pays rent to Duft Enterprises Corp. Peter Chen is not a Director or Officer of any other company. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.
At the time of this report, management of the Company, collectively own approximately 3% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

There is no guarantee that there is a market for the Company’s common shares in the United States.

Although the Company’s common shares were added to the OTC Bulletin Board System on April 20, 2009 under the symbol “APCSF”, trading of the company’s shares is very limited. The Company cannot guarantee that there will be a market for the Company’s common shares in the United States or that there will any significant amount trading in the company’s shares for the foreseeable future. Although the company was accepted by a market maker, Pennaluna & Company, located in Coeur d'Alene, ID, there is no guarantee that a market will develop for the company’s shares.

Risks Pertaining to the Industry

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.
Government agencies, such as the EPA and the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products. To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirement for documentation is satisfied, the agencies can take an indeterminate amount of time to provide approvals for the Company to market its products. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration. There is no assurance that government agencies will accept for registration any of the Company’s products.

There is a risk that the Company’s intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.
The Company is unaware of any infringement claims being made against the Company or its products or processes at the time of writing. In the future, there can be no assurances that third parties will not assert infringement claims in the future or require the Company to obtain a license for the intellectual property rights of such third parties. There can be no assurance that such a license, if required, will be available on reasonable terms or at all. If the Company does not obtain such a license, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such a license could be prohibited.

There is a risk that earlier inventions may exist that invalidate the Company’s patent applications so that the Company may not be able to sell any infringing products.
Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in U.S., Canadian or patent offices in other jurisdictions to determine priority of invention, at substantial cost, particularly if such actions are required overseas. There can be no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court. The Company has patents issued in the United States, China and Australia and patent applications filed in the European Union and Canada. These patent applications seek intellectual property protection for the basic formulation of the T36® formulation, the method for making it and certain therapeutic uses of the formulation.

Risk Factors (continued)

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
Competitors are already well established in the market for disinfectant and antiseptic products and products for the treatment of topical infections. The introduction of new products into these existing markets could be met with aggressive marketing, price cutting and distribution impediments by competitors. To obtain market share, the Company’s business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing products. Substantial funds will have to be spent on marketing and education to achieve these objectives. Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued to the Company, design around such patents. There can be no assurance that a competitor's technology or product would be found to infringe the Company’s patents. In the disinfectant market, key competitors include Germiphene Corporation, Virox Technologies, Inc., JohnsonDiversey Inc., Advanced Sterilization Products, Reckitt Benckiser and Metrex Research Corporation. All of these companies are well established and sell disinfection products into the same markets served by the Company. In the therapeutic markets being targeted by the Company, a number of large competitors, such as Johnson and Johnson, Cardinal Health, Reckitt Benckiser and Ortho Pharmaceutical are well established. Such large and aggressive competitors can deploy their significant resources to prevent a new competitor, such as the Company, from securing market share.

The Company’s T36® Disinfectant is composed of various chemicals that may pose risks due to flammability and possible health risks.
One of the main components of T36® Disinfectant, T36® Antiseptic Hand Sanitizer and T36® Disinfectant Cleaner CONCENTATE is ethanol, which is flammable and has a flash point (the minimum temperature at which the liquid produces a sufficient concentration of vapour above it that it forms an ignitable mixture with air) of 13oC. Water, which is part of the T36® formulation, raises the flash point to 24oC. The transport and storage of T36® products can pose a fire hazard if shipped or stored in sufficient quantities. The Company uses an independent warehousing company to store and ship T36® Disinfectant. The warehouse is fully equipped with fire suppression equipment according to the relevant regulations established by the municipal, provincial and federal governments. T36® products are shipped by ground only in cases of 4 bottles holding 4 litres each or in smaller quantities per case. In these quantities, T36® Disinfectant is not classified as a “Dangerous Good” under Sections 1.15, 1.16 and 1.17 of the “Transportation of Dangerous Goods Act” administered by Transport Canada. As a result, no special regulations apply to the shipping of T36® Disinfectant by ground within Canada. There is no guarantee that special shipping regulations will not be applied to shipments of T36® Disinfectant in the future or in other jurisdictions, such as the United States.

Risk Factors (continued)

Two potentially toxic components of T36® Disinfectant are present in low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). O-phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats) For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK) supplied as a 50% solution in water, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats). The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains Bitrex to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

Toxicology studies conducted for the company by Product Safety Labs (“PSL”), located in Dayton, New Jersey, have confirmed that T36® Disinfectant has no harmful effects on animals except as reported below by PSL:

  Acute inhalation (rat): LC50 > 2020 mg/m3. Difficulty breathing, irregular respiration, lethargy and discharge from nose and eyes reported.

  Acute oral (rat): LD50 > 5000 mg/kg. Lethargy and hunched posture reported.

  Acute dermal (rat): LD50 > 2000 mg/kg. No systemic effects observed.

  Effects not observed but possible based on individual ingredients may include: ataxia, loss of coordination, drowsiness, intoxication, nausea and vomiting.

However, T36® Disinfectant is classified as a moderate eye irritant. Although T36® Disinfectant is not measurably toxic if used as directed by the Company, it is possible that regulations against these chemicals may become more restrictive and affect the ability of the Company to market its products in certain jurisdictions without additional warning labels. The chemicals present in T36® are biodegradable with sufficient time and do not pose a long-term threat to the environment. However, given the attention that any chemicals may attract from environmental groups, it is possible that negative publicity about these chemicals could affect the ability of the Company to market its products in certain jurisdictions. There are persuasive arguments and credible scientific evidence available to support the safety of T36® Disinfectant, but such an educational effort on the part of the Company would require funds to be spent and would affect the profitability of the Company.

The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales.

The key customers for which sales account for more than 10% of total revenues during the period being reported on are:

  Esthetics Plus, Inc.: A distributor to the beauty market with a contract that renews on an annual basis. Either party can terminate the contract on 60 days notice or with 30 days notice for any breach of the contract if the breach is not rectified within the 30 day notice period,

  Sinclair Dental Limited: A distributor to the dental market and a customer of both API and the Company for 8 years,

  The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of both API and the Company for 8 years, and

  VWR International: A distributor to the laboratory market and customer of API and the Company for 8 years.

  Product Distribution Centre: A distributor that is owned by the provincial government of BC, supplies the province’s public sector consumers within BC and a customer of the Company and API for 8 years.

The Company currently sells its T36® Disinfectant, the T36® Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel and Wipes, and T36® Disinfectant Cleaner CONCENTRATE through these distributors. The current sales through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company’s revenues until new distributors could be found. It is possible that new distributors could not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs even if the sales levels could be regained.

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

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$ 100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$ 204,000.00

Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$ 25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$ 52,000.00
	Private Placement @ $0.20	6,200,000	$ 1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$ 300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$ 195,800.00
	Private placement @ $0.05	1,100,000	$ 55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$ 800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$ 240,000.00
	Private placement @ $0.15	3,500,000	$ 525,000.00

Fiscal 2009	N/A	N/A	N/A

4.B. Business Overview

The Company was established in order to develop and commercialize disinfectant products. The Company has called the disinfectant technology “T36® Disinfectant”. T36® Disinfectant is a mixture of ethanol, o-phenylphenol, benzalkonium chloride and other ingredients (including lemon fragrance and water). All of these component chemicals are biodegradable.

The Company is attempting to patent or secure proprietary protection for the specific combination of these products although the ingredients are all common chemical compounds.

During its first five years, Company’s primary focus was on product development. In April, 2009, the Company completed a line of products that included T36® Disinfectant, T36® Antiseptic Hand Sanitizer and T36® Disinfectant Cleaner CONCENTRATE.

T36® Disinfectant

The Company’s first product, a surface disinfectant called “Viralex” and subsequently renamed T36® Disinfectant, was launched in September of 2001. T36® Disinfectant’s Health Canada Drug Identification Number (DIN) is 02231344. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. Based on the efficacy and toxicology studies described below, T36® Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces. This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, walls, floors, windows, mirrors, scissors, nail clippers and other equipment used in beauty salons and spas, dental mirrors and other equipment in dental offices, and equipment used by firefighters, police and paramedics. T36® Disinfectant is also approved by the Canadian Food Inspection Agency (“CFIA”) for use in restaurants and other facilities where food is prepared.

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

1.

An efficacy study, dated February 10, 1997, was conducted by BC Research Inc. (Vancouver, Canada) under the supervision of Dr. Ernie Lee. The organisms tested were four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), spores from one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus- 1 and Poliovirus-1) in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate.

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

2.

An efficacy study, dated June 6, 1997, was conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital. Twenty replicates of Mycobacterium tuberculosis at approximately 10[7]cfu’s/ml were dried on microscope cover slips and exposed to T36® Disinfectant for varying times.

The of log studies10 = 6.59) demonstrated after a 10-minute that the kill exposure. rate was The 99.99997% requirement (a for reduction a disinfectant of log[10] to = be 6.46) designated and 99.99998% as “Tuberculocidal” (a reduction by Health Canada is a log10 reduction of 6.0 or greater.

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

  Acute Inhalation Toxicity Study in Rats - This test determines the potential for a substance to produce toxicity from a single exposure via the inhalation route. Ten healthy rats were exposed to T36® Disinfectant vapours in a closed chamber at a concentration 2.02 mg/L for 4 hours. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days thereafter. Bodyweights were recorded prior to exposure and again on Days 7 and 14. All animals survived exposure to the test atmosphere and gained bodyweight over the 14- day observation period. During the exposure, the rats exhibited ocular and nasal discharge, shortness of breath, irregular respiration, shallow respiration, hunched posture and hypoactivity. With the exception of ocular and nasal discharge and shallow respiration, similar clinical signs persisted in all animals upon removal from the exposure chamber. Some animals also developed noisy breathing, reduced fecal volume and/or a prone posture, but all rats recovered from these symptoms by Day 11 and appeared active and healthy for the remainder of the study. Necropsy findings at terminal sacrifice were unremarkable. Based on the results of this study, the single exposure acute inhalation LC50 of T36® Disinfectant is greater than 2.02 mg/L.

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

The efficacy and toxicology studies described above, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies were incorporated into the pre-IND package that was presented to the FDA on July 15, 2008 and into the pre-CTA (pre-Clinical Trial Application) that was presented to Health Canada on July 22, 2009. These studies are also included in the IND submission, described below, that was presented to the FDA on September 8, 2009 and may also be included in a CTA for Health Canada.

There were no p-values nor other estimates of statistical significance employed in the studies because such measurements are not required by Health Canada or the EPA and, therefore, are not part of the standard protocols. There were no further requirements for the Company to undertake further studies to sell T36® Disinfectant in Canada. The studies described above were conducted according to the requirements of the EPA. EPA registration of T36® has not been pursued to date and it is uncertain if EPA registration for T36® will be pursued in the future. However, if the Company does decide to pursue EPA registration in the future, the following requirements apply.

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

Other products

The Company is also in various stages of development of other products described below. Unless otherwise indicated, the Company has not determined, for any of these proposed products, when or if manufacturing will be started, revenues will be realized, any further testing will be conducted or registrations will be pursued in any jurisdiction outside Canada. If any further testing or registrations are undertaken, it is not known how much time or funding such testing would require or how long it will take the regulatory bodies to approve the products for marketing by the Company or if the regulatory bodies will approve the products at all. There are active competitors that are already well established in the markets selected by the Company. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would, in turn, lead to reduced revenues.

  T36® Disinfectant Spray and Wipes: An application was filed with Health Canada to allow T36® Disinfectant to be sold under the name “T36 DisinfexTM”. This new name was approved on September 10, 2009 under the original DIN 02231344. In addition to the original 480 ml and 4 litre packaging sizes, the formulation is now being manufactured and marketed as a personal disinfectant packaged in 60 ml personal-sized liquid spray bottles and as wipes in canisters. All of the T36® Disinfectant products may be marketed under the new name.

  T36 DisinfexTM Disinfectant Cleaner Wipes: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant). It has also passed internal company efficacy and cleaning testing. This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36® Disinfectant, but need a more economical product that also cleans surfaces. The Health Canada DIN for this product is 02272989. On July 17, 2008, the Company received DIN 02314134 for this same product but renamed to “T36 DisinfexTM Disinfectant Cleaner. This product may be sold as wipes contained in the same canisters as T36® Disinfectant.

  T36® Disinfectant Cleaner CONCENTRATE: Testing has been completed this product and it is registered with Health Canada (DIN 02278820). This product is now being shipped to distributors in Canada as reported by the Company in a news release dated November 17, 2008.

  T36® Hand Sanitizer: On November 25, 2009, Health Canada granted Natural Product Number (“NPN”) 80014930 for a 62% ethanol hand sanitizer. This product may be manufactured to satisfy the requirements of any government contracts that require strict adherence to the requirement for 62% ethanol. Although the Company has offered T36® Antiseptic Hand Sanitizer as a competitively priced and superior alternative, certain contracting agencies have not embraced any deviation from the Request for Proposals (“RFP”).

  T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes: In October, 2007, the Company applied to Health Canada for a DIN for a new Antiseptic Hand Sanitizer Gel. DIN 02314320 was issued by Health Canada on July 22, 2008 as announced by the Company in a news release dated July 23, 2008. The new DIN allowed the Company to sell its first product for human use. This product consists of 0.15% BZK in 70% ethanol and, unlike standard 62% ethanol hand sanitizers, has been demonstrated in testing conducted by ATS Labs in Eagan, MN to be effective against Norwalk- like viruses as announced by the Company in a news release dated January 30, 2009. In the testing, Feline Calicivirus was grown to a log10 titer of 6.5 and exposed to the product for up to 5 minutes. After 5 minutes, the Company’s product reduced the viral titer by 98.2%. The 62% ethanol product had no effect in the same time period. The product also kills the H1N1 influenza virus within 15 seconds in testing conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated August 7, 2009. In this testing, H1N1 Virus (Swine-like H1N1 Influenza A virus Strain A/California/04/2009) was grown to a log10 titer of 6.75 and exposed to
  4.75, the Company’s was achieved product in for 15 up seconds. to 1 minute. On January The maximum 6, 2009, measurable DIN 02321424 kill rate was of or issued 99.994%, by Health a log10 reduction Canada for of T36®Antiseptic Hand Sanitizer in liquid form. This new product complements the T36® Antiseptic Hand Sanitizer Gel and allows the formulation to be manufactured and sold as a spray. On January 19, 2009, DIN 02321947 was issued by Health Canada for T36®Antiseptic Hand Sanitizer Wipes which would incorporate the liquid Antiseptic Hand Sanitizer into wipes contained in canisters and possibly in individual sachets. At the time of this report, T36® Antiseptic Hand Sanitizer is being sold as a gel in 60 ml squeeze bottle, 240 ml pump bottle and 900 ml and 1,200 ml bags that are used in automatic dispensers. Automatic dispensers are now located at Vancouver International Airport (“YVR”), General Motors Place, the Richmond Olympic Oval, Grouse Mountain Resorts, the municipalities of New Westminster and Richmond, VANOC (Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games) headquarters and the Whistler Conference Centre. T36® “The Wipe” Antiseptic Hand Sanitizer is also being sold in canisters of 160 wipes.

  T36® Medicated Hand Cleanser: DIN 02322501 was issued for this product on February 3, 2009. The formulation contains 1% Triclosan. There are no definitive plans to market this product but it may be offered to medical and consumer markets as a supplement to the Company’s other products at some time.

  T36® Anti-viral Soap: The Company has developed a proprietary anti-viral, anti-bacterial soap. Preliminary testing of this product at BC Research, Inc. was conducted under the supervision of Dr. Ernie Lee. The soap was tested against three strains of test bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa and Serratia marcescens) and one strain of viruses (Herpes Simplex Virus type 1) at various concentrations at various contact times ranging from 1 minute to 10 minutes. In these tests, all bacteria were killed by the soap diluted up to 500 times within 1 minute. A substantial bacterial population reduction was found even when the bacteria were exposed to higher soap dilutions of 1/1000. In addition to bactericidal effectiveness, preliminary results indicated that the soap inactivated Herpes simplex, although an exact endpoint could not be determined due to toxicity of the soap towards the cultured cells used to propagate the virus. Further testing would have to be conducted to determine virucidal activity. For Health Canada or FDA registration, additional testing, including human trials would be required. If the Company decides not to fund these activities, a licensing arrangement may be appropriate.

Product development (continued)

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

  T36® Skin antiseptic and first-aid ointment: The Company is planning on providing the T36® formulation in liquid form with a biological dye in a suitable delivery system for use as pre-operative and pre-injection antiseptic in hospitals and clinics and in gel and spray form, without biological dye, as a first-aid ointment for use on cuts and scrapes to prevent infections. These applications of the T36® formulations must be tested for their ability to kill microorganisms on the skin of humans and in cuts and scrapes according to the requirements of the FDA, Health Canada and the European Medicines Agency. The Company has completed FDA-approved preliminary in-vitro (“in glass”) efficacy studies against viruses, fungi and bacteria described in the section below titled, “Testing required for Therapeutic Applications”. The FDA has approved further testing for single application uses such as one would expect with a surgical antiseptic and first aid treatment. Protocols for subsequent testing have been submitted to the FDA for approval. If approved, the T36® formulation can be submitted to additional in-vitro efficacy tests including Time Kill, Minimal Inhibitory Concentration (“MIC”), 21-Day Cumulative Irritation Patch Test (“Irritation Test”) and Adsorption and Distribution (“AD”) studies. However, for the T36® formulation to be registered as a skin antiseptic, it is required to demonstrate a 6 hour residual effect. The Company is now examining the best testing methods for determining if this criterion can be met before committing to the testing described above. If the 6 hour residual test is successful, further testing may be warranted. If the 6 hour residual test is not successful, the use of T36® as a surgical antiseptic will likely be abandoned. If all of the pre-clinical tests are completed successfully, it is possible that the FDA will allow the Company to undertake Phase I human trials, also discussed below. Once the human clinical trials are completed, the results must be submitted to the regulatory agencies for the tested products to be approved for marketing by the Company.

  T36® Hand hygiene products: The Company is planning on providing the T36® formulation in the form of a gel, spray and wipes for hospital use as a hand sanitizer in nursing stations, patient rooms, hallways, washrooms, etc. and for sale to consumers through retail outlets. After any further required tests, including the MIC, Time Kill and AD and 21 Day Irritation studies, are completed for the T36® Skin antiseptic and first-aid ointment as discussed in the preceding paragraph, additional studies are required to establish the efficacy and safety when used repeatedly over a period of time as one would expect with hand hygiene products. After submission of the IND these studies are described below and will include at least the In-vitro Dermal Test, a Pilot Clinical Evaluation, Full Pre-operative Clinical Evaluation and the Insult Patch Test. Once these tests were successfully completed, human clinical trials may be approved by the FDA.
  T36® Topical infection treatment: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic, meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold- like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company’s T36® formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete’s foot and toenail infections. As in the case of the T36® Hand hygiene products described in the preceding paragraph, the In-vitro Dermal Test, a Pilot Clinical Evaluation, Full Pre-operative Clinical Evaluation and the Insult Patch Test must be conducted to simulate the proposed application. After these tests are completed, the FDA may permit human trials to begin.

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

  Anti-inflammatory, antiseptic therapeutics: The Company developed a prototype product that contains 2% hydrocortisone in a T36® gel for use on topical infections and, in particular, inflamed infections. Preliminary studies with the formulation, under the direction of a physician, quickly resolved a number of skin infections, such as chronic eczema with secondary Staphylococcus infections and fungal infections, such as athlete’s foot and diaper rash. A second formulation contained 0.1% betamethasone, a moderately potent glucocorticoid steroid with anti- inflammatory and immunosuppressive properties. Unlike other drugs with these effects, betamethasone does not cause water retention. The Company is planning on conducting tests against Athlete’s Foot with the new formulation.
  As discussed above, a PCT patent application has been filed with CIPO to cover the composition, method of preparation and use of T36® formulations that also contain steroids, anesthetics or analgesics.

Testing for of the T36® formulation for therapeutic indications

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

The Company has competed preliminary studies that may satisfy the registration requirements of Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications. Bioscience Laboratories, Inc. (“BSI”) located in Bozeman, Montana, evaluated the efficacy of the T36® formulation against bacteria, mycobacteria, viruses and fungi. Details of the testing are reported below. One of the tests done by BSI demonstrated that the T36® formulation was completely effective against Methicillin-Resistant Staphylococcus aureus (“MRSA”) within one minute. First discovered in 1961 in the UK, MRSA is now found worldwide and is able to survive treatment with a number of antibiotics, including penicillin, methicillin, and cephalosporins. Often referred to in the press as a “superbug”, MRSA is especially troublesome in hospital-acquired infections but is increasingly found outside of medical facilities. The finding was considered significant because MRSA has also shown resistance against some disinfectant products. In subsequent testing done up to the date of this report, the T36® formulation demonstrated complete efficacy in the following tests conducted at BSI.

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

  Two species of fungi responsible for athlete’s foot, Trichophyton mentagrophytes and Trichophyton rubrum were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the EMA. The Company intends to pursue registration of the T36® formulation containing anti- inflammatory compounds for use against athlete’s foot which is relatively easy to test, represents a large market and will allow physicians to prescribe the product ‘off-label’ for other topical infections once it has been approved. In other tests that were conducted for internal purposes, Trichophyton mentagrophytes was completely killed by T36® with 15 seconds.

  Ten different types of viruses were killed completely by the T36® formulation. Of these, 5 types were killed within the minimum 30-second time required by the FDA, including Herpes Types I and II and Influenza B. The remaining 5 types, including Polio and Hepatitis A, the hardiest viruses, were killed within 1 to 3 minutes.

Having completed all five preliminary clinical tests representatives of the Company attended a “pre-IND” (pre-Investigational New Drug) meeting with the FDA on July 15, 2008 to determine what further testing is required by the Company to satisfy the requirements of the FDA to allow human trials. The conclusion provided by the FDA was that the information submitted by the Company was satisfactory to allow single-use testing of T36® on humans after certain additional non-human testing was completed. By “single-use applications”, the FDA means use as a pre-surgical and pre-injection skin antiseptic that is swabbed on to the skin once. The tests required before human trials are allowed are “Time kill Evaluation”, “MIC (Minimum Inhibitory Concentration) Evaluation” and “Percutaneous Absorption and Cutaneous Disposition” through human skin as described below. Protocols for theses tests, described below were prepared and submitted to the FDA for approval.

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

  Percutaneous Absorption and Cutaneous Disposition (“AD studies”)- Fresh human skin samples are incubated for 24 hours with the epidermal surface exposed to each ingredient of a test substance and the complete test substance formula in a flow-through diffusion cells. The amount of each test article absorbed across the skin into the receptor fluid is determined by liquid chromatography and tandem mass spectrometry. Disposition of each of the test substances in the various skin layers is also determined using the same methods. These tests evaluate the rate and amount of each test substance absorbed across viable human skin after in vitro exposure and the disposition of each test substance in layers (stratum corneum, epidermis, and dermis) of viable human skin.

As of the date of this report, the MIC and Time Kill protocols have been approved by the FDA with minor modifications that are acceptable to the Company. The protocols for the AD studies have not been reviewed as of the date of this report.

Product development (continued)

Update on product registrations in the US

On September 8, 2009, IND #102,487 was submitted to the FDA. On September 24, 2009, the FDA advised the Company that a 21-Day Cumulative Irritation Patch Test (“Irritation Test”) would also be required and requested that the Company submit a protocol for such a study. The objective of this test is to assess the irritation caused by topical products and chemicals over 21 days of continuous exposure to the skin. The test substance is incorporated into patches that remain on the skin for a period of time and are replaced from time to time to maintain continuous exposure to the skin.

The budget for all of the testing that may be required has not yet been established and it is not known how long the testing may take. After the results, if the testing is successful, are reported to the FDA, permission may be granted to undertake human trials of T36® applied to the skin a single time. At this time, it is not known if the FDA will approve the remaining protocols as submitted or require changes to the protocols. If changes are required, it is not known how long it will take for the Company to submit modified protocols and if the modified protocols will be accepted by the FDA. It is not known how many revisions of the protocols will be required by the FDA. It is not known if the requirements of the FDA will change or not while the Company attempts to have its protocols approved. If the protocols are approved, it is not certain when or even if the Company will proceed with the testing after the protocols have been approved by the FDA.

For additional indications that require repeated applications, such as a hand sanitizer or athlete’s foot treatment, additional tests may include, but not necessarily be limited to the following tests.

  Pilot Clinical Evaluation - This study evaluates the antimicrobial efficacy of a disinfectant in two different applications when used as patient preoperative skin preparation on 10 subjects. A disinfectant must achieve a log10 microbial reduction of 3 or greater on skin of the groin and a log10 microbial reduction of 2 or greater on skin of the abdomen at ten minutes post-application. The objective of the testing is to obtain a preliminary evaluation of the efficacy of the test substance when used on humans.

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

Update on product registrations in the US

  Pharmacokinetics describes how the body affects a specific drug after administration and examines the extent and rate of Absorption, Distribution, Metabolism and Excretion, commonly referred to as the “ADME” scheme.
  Absorption is the process of a substance entering the body. Distribution is the dispersion or dissemination of substances throughout the fluids and tissues of the body. Metabolism is the irreversible transformation of parent compounds into daughter metabolites. Excretion is the elimination of the substances from the body. In rare cases, some drugs irreversibly accumulate in a tissue in the body. The pharmacokinetic properties of drugs may be affected by elements such as the site of administration and the concentration in which the drug is administered. These may affect the absorption rate. The objective of the ADME studies are to determine if the test substance or any of its components are absorbed and if any absorbed components are metabolized into harmful chemicals that may or may not accumulate in the body. Depending on the results obtained from the Percutaneous Absorption and Cutaneous Disposition tests described above, if the T36® or its components are not absorbed by the skin, the pharmacokinetics tests may not have to be conducted for repeated application of T36® to the skin.

  Insult patch test – The objective of this test is to evaluate the effect, if any, of prolonged and repeated exposure of the skin to the test substance. The “Induction Phase” of this study incorporates the test substance into a series of patches that are applied to the skin of 50 subjects repeatedly for periods of time and then removed. After a rest period, new patches are applied. This process is repeated over a period of time with a number of new patches and after completion of this phase, the reaction of the skin is evaluated. The “Challenge Phase” takes place some time after application of the final induction patch. Challenge patches are applied to previously untested sites, adjacent to the original induction patch sites. The reaction of the skin is evaluated 24 to 48 hours after application and the subjects are asked to report any delayed reactions which might occur after the final challenge patch reading.

The protocols for these tests will have to be submitted to the FDA for evaluation and, if approved, the testing may be permitted to take place. If successful testing is reported to the FDA, permission may be granted to undertake human trials for the indications requiring repeated or prolonged exposure to T36®. At this time, it is not known if the Company will proceed with these tests and if the Company does decide to proceed with the preparation of the protocols, if FDA will approve the protocols as submitted or require changes to the protocols. If changes are required, it is not known how long it will take for the Company to submit modified protocols and if the modified protocols will be accepted by the FDA. It is not known how many revisions of the protocols will be required by the FDA. It is not known if the requirements of the FDA will change or not while the Company attempts to have its protocols approved. If the protocols are approved, it is not certain when or even if the Company will proceed with the testing after the protocols have been approved by the FDA.

When permitted, human trials are normally conducted in 3 phases, with a detailed protocol for each phase provided to the FDA for approval to proceed. At the end of each phase, the results are analyzed and submitted to the FDA and, if acceptable, the trial continues to the next phase:

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

Update on product registrations in Canada

In Canada, as required in the US, pre-clinical testing and clinical trials must also be completed to achieve registration of therapeutic products. However, a set of testing protocols referred to as “EN Standards” guide the processes for registration of therapeutic products in Europe. In Canada, either the EN standards or testing that meets the requirements of the FDA are generally accepted by Health Canada. The objective of the Company is to undertake testing that will satisfy all three major jurisdictions. There are minor differences that lead to increased costs, but management has decided that it is more economical to absorb these costs initially rather than conduct separate testing for each jurisdiction.

On July 22, 2009, the Company’s representatives attended a pre-Clinical Trial Application (CTA) meeting with Health Canada in Ottawa. The purpose of this Pre-CTA meeting was to determine what further actions were required by the Company before human clinical trials would be allowed by Health Canada for use of the T36® formulation as a pre-surgical skin antiseptic, surgical hand wash, healthcare personnel and hand wash, antiseptic hand sanitizer and antifungal topical treatment. From this meeting and after subsequent discussions with Health Canada and the Company’s regulatory consultants, PharmEng Technology, the minutes of the meeting were completed and submitted to Health Canada on September 29, 2009. The material recommendations that resulted from the pre-CTA meeting were as follows.

  A study of genotoxicity, the degree to which something causes damage to or mutations of DNA would likely be required. The Ames test uses bacteria to assess genotoxicity but a negative result does not mean that the substance is not genotoxic since the bacteria are not a perfect model for humans. More definitive genotoxicity assessments use mammalian cell cultures to determine gene mutations, change in chromosome structure and number, and other gene toxicities.

  Assessment of photosensitivity, defined as the effect on humans when exposed to light after applying the product, would be required. For example, 24 to 48 hours after a material that is suspected of causing photosensitivity is pasted on the skin, the site is exposed to UV rays. If reddening or swelling occurs within 24 hours, the substance is considered to cause photosensitivity.

  Studies on reproductive toxicology, the effects of chemicals on the reproductive and neuroendocrine systems, and also the embryo, foetus, neonate and prepubertal mammal, would be required prior to Phase III clinical trials being conducted. Reproductive toxicology tests are generally conducted with mice, rats or rabbits to assess the effects or a product on fertility, embryonic development, fetal toxicity, perinatal and postnatal development including maternal functioning. A full program in rats will cover 63 days before mating and may extend over two generations with continuous treatment of all animals up to the weaning of the final litters.

  Since the T36® formulation is intended to be used on a daily basis as a hand wash and hand sanitizer the potential for toxicity due to repeated applications of the product also needs to be addressed. However, this requirement may be fulfilled by the 21 Day Irritation Test described above.

  ADME studies on the full T36® formulation for both intact and abraded skin would be required to determine if there is any interaction between the ingredients that may lead to enhanced absorption. However, if there is no adsorption into the blood stream, it is possible that the requirement for metabolism and excretion studies may be waived. Again, these tests will also be competed for the FDA registration and the same results can likely be submitted to Health Canada.

  The affect of the residual components of the T36® formulation on surgical gloves will need to be assessed to determine if the there is any deterioration of surgical gloves.

Update on product registrations in Canada

Concerning the registration of the T36® formulation as a skin antiseptic, a 6 hour residual effect is required. The Company is now examining the best testing methods for determining if this criterion can be met before committing to the testing described above. If the 6 hour residual test is successful, further testing may be warranted. If the 6 hour residual test is not successful, registration of T36® as a surgical antiseptic may not proceed.

Update on product registrations in other jurisdictions

In other parts of the world, FDA or EMA testing may be accepted for registration applications. If the company decides to register other products in China, it is likely that the required testing will have to be repeated in China unless there is harmonization of the requirements in the meantime. In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”). The Chinese CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. Upon completion of successful testing at the CDC, products can be registered for sale within China.

The Company does not keep separate records of the cost of the development and registration for each product for a number of reasons. First, much of the development had already been done on the products before the Company acquired the assets of API in November, 2003 and API did not keep such records. Second, the Company’s expenditures after completing the acquisition of the assets of API have mostly involved registration, intellectual property protection and some testing. These expenses are recorded in separate categories from research and development in the financial statements but are not segregated for each product. Third, the level of expenditures by the Company would be relatively small if they were allocated to individual products and would not be considered to be material if expenditures on each product were considered on their own. Finally, the cost of accounting for such a variety of expenditures on such a number of products is not considered to be financially justified.

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

Plan Of Operations

Anticipated Changes to Facilities/Employees

Changes to facilities or personnel anticipated in fiscal 2010 are as follows. On July 15, 2009, the Company entered into a Letter of Intent with VANOC as the exclusive Official Supplier of hand sanitizer and disinfectant cleaning products for the games. As a result of this agreement, the Company will likely hire temporary workers to service the needs of VANOC for products during the period leading up to and during the games. On February 23, 2009, the Company entered into a non-binding Letter of Intent to purchase all of the business and undertakings of a pharmaceutical manufacturing firm. On June 23, 2009, the Company issued a news releases stating that the Company was not going to proceed with the proposed acquisition. As a result, the Company will continue to contract out its manufacturing.

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

1.

Canada: In order to market and sell a disinfectant, which is classified as a drug in Canada, the product must be approved by Health Canada, a federal government department responsible for the oversight of drugs and certain other medical products. The Therapeutics Product Directorate (TPD) is the department of Health Canada that issues the DIN (Drug Identification Number) for registered products. A company can apply for a DIN by submitting the appropriate fee, a draft label and, in most cases, copies of completed efficacy and safety studies to support the claims made on the label. The descriptions of the tests required for Health Canada approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies”. The TPD generally takes up to 12 months or more for review and completion prior to the issuance of a DIN. However, if further documentation or studies are required, the time taken to obtain approval for a new product can be longer.

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

Seasonality

The only seasonality observed with respect to T36® Disinfectant marketing is that sales slow down in the summer and during the Christmas period due to a general business slowdown as a result of customers being on holidays. Now that the Company is selling into consumer markets, it is unknown if this seasonality will be reduced or amplified. There is a higher than usual demand for the Company’s products at this time due to the H1N1 pandemic and a general shortage of hand sanitizers on the market at the time of writing. If the Company’s sales increase as a result of this, there is no guarantee that the same sales levels will be maintained in the future as concern over H1N1 wanes and competitors increase their ability to supply products that are similar to those of the Company. Also, it is not known if travelers will purchase the Company’s products during the summer season. If such consumers do enter the market, seasonality of sales may be mitigated during that time but there is no certainty that this will occur.

Dependency upon Patents/Licenses/Contracts/Processes

If the Company is able to further commercialize and increase sales of its T36® products, the Company may be dependent on patent and trademark protection to protect future potential revenues and growth. There is no guarantee that the Company’s patents or trademarks do not infringe on another company’s patents or trademarks or that the Company’s patents or trademarks will be upheld if challenged. If the Company’s patents or trademarks are found to be in violation of the patents or trademarks of another company, there is no guarantee that the Company will be able to obtain a license at an acceptable price or at all from the successful challenger to be continue to sell products. Also, if the Company is unable to defend its patents, it is possible that new or existing competitors will enter the markets the Company is pursuing. The Company may be required to enter into contracts with other agencies to provide, as examples but not limited to, manufacturing, sales and marketing activities. There is no guarantee that either the Company or the other agencies will be able to fulfill their obligations. If the Company or the other parties fail to meet their requirements under the terms of the contracts, it is possible that the Company may not be able to find suitable providers that are able or willing to meet its needs in the future. If the Company cannot live up to its obligations under such agreements, it is possible that the reputation of the Company will be damaged to the extent that it will not be able to supply its customers. The Company is dependent on certain processes that are, in turn, dependent on a stable and reliable supply of equipment and materials. If, for any reason, the equipment or materials required for the Company to operate are not available, it is possible that the Company may not be able to manufacture its products. Any of the adverse events described above could cause the Company to lose revenues or go out of business.

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

Patents (continued)

API filed patent application #PCT/CA2002/001284, “A wide spectrum disinfectant”, on August 20, 2002. All rights to the patent application were transferred from API to the Company on completion of the Qualifying Transaction on November 13, 2003. A summary of subsequent events in each jurisdiction is presented below.

Canada

On February 18, 2005 the Canadian Intellectual Property Office (“CIPO”) received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO and the Company was advised that a response was required by October 8, 2009. On the advice of the Company’s patent lawyers, the Company decided to temporarily abandon the Canadian patent application to defer costs and the abandonment was deemed effective by CIPO on October 8, 2008. However, the patent application was reinstated and a response to the Office Action was submitted to CIPO prior to the revised deadline of October 8, 2009. On November 16, 2009, CIPO issued a Notice of Reinstatement to the Company.

European Union

On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) which assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information and to conduct certain experiments to support the claims that were made in the application. The Company completed both the literature research and the laboratory studies and, on December 19, 2008, submitted the response to the second Office Action to the EPO. A third Office Action, dated August 13, 2009, was provided to the Company by the EPO and a response from the Company is required by December 13, 2009 unless an extension is sought and granted.

China

On June 25, 2005 the Company was notified that the PCT application was accepted for national examination by the Patent Office of the People’s Republic of China (“Chinese Patent Office”) and assigned Patent Application Number 02829642.7. On August 11, 2005, the Chinese Patent Office accepted a Request for Substantive Examination from the Company. The application was published in the Chinese Patent Gazette on October 19, 2005, under Publication No. CN1684711A and entered into Substantive Examination. On February 5, 2006, the Company filed a Voluntary Amendment to the original patent application to correct certain minor errors in the original application. On June 2, 2006, the Chinese Patent Office provided an Office Action which requested certain additional amendments to the patent application. On December 18, 2006, the Company filed its response to the Office Action. The Company was notified by the Chinese Patent Office that the Chinese patent had been allowed, effective June 8, 2007. Amendments to the original patent application were then drafted by the Company.

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

United States

US Patent #7,338,927
On February 18, 2005, the US Patent and Trademark Office (“USPTO”) received the PCT patent application and assigned it Patent Application Number 10/525,110. The patent application was published by the USPTO on December 22, 2005, under Publication Number US 2005/0282727. On July 27, 2006, the Company received that first Office Action from the USPTO which required clarification or modification of certain claims made in the patent application. The Company was required to respond to the Office Action by October 27, 2006 and did so on October 26, 2006 with amendments to the claims that required clarification or modification. On February 7, 2007 the USPTO provided the Company with a Notice of Allowance for the US patent with all claims made by the Company accepted by the USPTO. A Notice of Allowance is not a grant of a patent and is subject to withdrawal by the USPTO or on petition by the Company. The Company then filed certain minor, voluntary amendments to the patent application and a second Notice of Allowance, dated June 8, 2007 was provided by the USPTO. On February 15, 2008, the Company was advised that a Notice of Allowance had been received from the USPTO projecting that the US patent would be issued on March 4, 2008. As scheduled, U.S. Patent Number 7,338,927 was issued on that date and provides protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022. The patent can be viewed on the website of the USPTO.

U.S. patent #7,560,422
Amendments to the original patent application were drafted by the Company and submitted to the USPTO as a U.S. Continuation Patent Application in December, 2007. The amendments to the US patent expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On July 14, 2009, the USPTO issued U.S. Patent Number 7,560,422.

Patents (continued)

The new patent is a continuation of US Patent Number 7,338,927 that was issued on March 4, 2008 and provides further protection for ALDA's T36® formulation until August 20, 2022. The new patent includes claims to additional aspects of the T36® formulation, including the use of T36® as a component of a personal lubricant, in a method of preventing or reducing the transmission of a sexually transmitted diseases including Herpes, Chlamydia and HIV and for use in sanitizers and cleansers in creams, ointments and wipes.

Singapore

The Company has decided to abandon the patent application in Singapore because the cost is relatively high for the small market represented. With the granting of the Chinese patent, a patent in Singapore was deemed to be unnecessary.

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

As in the case of the amendments prepared for the Chinese Patent Office, CIPO and the USPTO, the divisional application provides amendments to the Australian patent that expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). A response from the Australian Patent Office, concerning this application is still pending. On February 22, 2008, the Company announced that Australian Patent Number 2002322916 has been issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On March 3, 2008, the Company was notified that the divisional application had been assigned Serial No. 2007237333 with an official filing date of August 20, 2002. Examination of the application was requested by the Company on June 3, 2008. On September 3, 2009 the Australian Patent Office issued a Notice of Acceptance for the new patent. At the time of writing, the Company has no assurance that the new Australian patent be granted at all and, if it is granted, the Company cannot estimate when it will be granted or what claims will be allowed and protected, if any.

The subject matter of all of these patents that are issued or pending is the composition of T36® formulation which contains five active ingredients, four of which are in relatively low concentrations that act synergistically to disrupt the physical structure of all types of micro-organisms. The pending patents also provide for the method of manufacturing T36® Disinfectant.

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

Patents (continued)

On January 13, 2009, the Company was notified by its patent lawyers that an International Search Report (ISR) and Written Opinion was issued by the International Searching Authority (ISA) on December 18, 2008. As part of the PCT patent process, the ISA performs a search of prior art to identify any relevant art that may impact the patentability of a PCT application. Generally, “prior art” consists of everything which has been made available to the public anywhere in the world, for example, by means of a written disclosure (including drawings and other illustrations). The prior art is “relevant” if it is capable of being of assistance in determining whether an invention, as claimed, is new and involves an inventive step and was made available to the public before the international filing date. The ISA then issues a preliminary and non-binding Written Opinion. This Written Opinion is an assessment by an Examiner on whether or not a patent application conforms with respect to certain requirements for patentability. As disclosed above, references cited in the Search Report and Written Opinion were submitted to the USPTO on January 5, 2009 in an Information Disclosure Statement (“IDS”) relating to the new US CPA.

The claims made in this particular PCT application were purposefully very broad. Accordingly, the examiner for ISA found a number of patents and other literature that, in the opinion of the examiner, represented prior art. At this time, the Company does not need to take any action if National Examination of the PCT application is requested by September 20, 2010. The Company intends to request the National Examination before this deadline. Then, as the National Examiners provide their responses to the PCT application, the Company can respond by arguing against the opinions of the Examiners, or amending the claims.

At the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

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

On October 31, 2007, the Company filed Canadian Trademark Application #1,370,040 to register the name “ICEN” for use with antiseptic preparations, personal disinfectant sprays, disinfectants for household, commercial and institutional use, disinfectant wipes and disinfectant cleaning preparations for household, commercial and institutional use. On April 30, 2009, CIPO provided an Approval Notice and on June 24, 2009, advertised the proposed trademark in the Trademarks Journal. Since no challenges were raised during the two month opposition period, the trademark has been allowed and is expected to proceed to registration. On November 2, 2009 the Company filed a Declaration of Use and paid the required fees. It is not known if the trademark will be used but the Company may choose to use it in the future.

Trademarks (continued)

On March 3, 2008, CIPO accepted applications filed by the Company to register “T36 Disinfex” (File No. 1385140) and “T36 Safe-T-Cide” (File No. 1385134) as trademarks in Canada. Both trademarks were advertised in the Trade-marks Journal on November 12, 2008. For a period of two months after a trademark is advertised in this manner, opposition to the proposed trademark can be filed. Although the Company’s management conducts due diligence before attempting to register any trademarks in order to avoid infringement on any existing trademarks or trademarks for which applications have been submitted, there is no guarantee that trademarks will be issued or that trademarks will not infringe on the trademarks of other companies or that other companies will not take action against the Company for trademark infringement. Within the two month period after November 12, 2008, Triosyn Holdings Inc. (“Triosyn”) filed a statement of opposition to the proposed trademark, “T36 Disinfex”. On February 6, 2009, the Company was advised that the Trademarks Office had granted Triosyn an extension to April 12, 2009 to file a formal Statement of Opposition. On May 22, 2009, the Company was advised that Triosyn had not filed a Statement of Opposition and that CIPO had provided a Notice of Allowance for the trademark “T36 Disinfex”. Upon filing of an executed Declaration of Use and payment of the prescribed registration fee, the trademark will proceed to registration. At the time of writing, there is no further information on the registration of the trademark.

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

Sources/Availability of Raw Materials and Production

T36® is comprised of ethanol, o-phenyl phenol, benzalkonium chloride and other ingredients, including lemon fragrance and water. All of these chemical raw materials are commonly produced in industrialized countries by a number of manufacturers and are generally considered safe to transport. However, they have a low value to weight ratio which means it is likely cheaper to source raw materials from local producers than shipping raw materials from other markets. As a result, the Company does not believe that it is vulnerable to raw materials shortages or to loss of access to supply from any one producer but cannot guarantee that supplies will always be available in the quantities or quality required or that its manufacturers will always be able to meet its needs in a timely manner or at all.

The Company had entered into a production contract with Norwood Packaging Ltd. (see Exhibit 4.b.) but this agreement was terminated by mutual agreement on June 18, 2008 (Exhibit 4.l). The Company does not anticipate entering into other production contracts in the foreseeable future.

The Company does not have production facilities as of June 30, 2009 but had entered into a non-binding Letter of Intent to purchase a pharmaceutical manufacturing company as disclosed in a news release issued by the Company on February 23, 2009. The Company cancelled this agreement on June 23, 2009.

Principal markets and Potential Product Markets

Up to the year ended June 30, 2009, the Company’s sales have principally been to “First Responder” organizations, including ambulance, fire fighters and police forces in Canada, dental clinics and personal services establishments including hair salons and spas.

There are no reliable market estimates of the size of the disinfectant or disinfectant cleaner market in these particular segments.

At the time of this report, the Company is now selling T36® Antiseptic Hand Sanitizer, T36® “The Wipe” Antiseptic Hand Sanitizer, T36® Disinfectant, T36® Disinfectant Wipes to retail pharmacies, such as London Drugs and Shoppers Drug Mart and grocery chains such as Marketplace IGA and T&T Supermarkets. T36® Disinfectant Cleaner CONCENTRATE is being sold to commercial customers such as Acklands-Grainger Inc. In addition, the Company is investigating the sale of its products in other countries. However, as detailed in Item 4.B., “Material Effects of Government Regulation”, the Company’s products must first receive regulatory approval in any new sales jurisdiction and obtaining this approval can be costly and time consuming. There is no guarantee that the Company will be able to obtain such approval and it is not possible to predict how long such approvals would take if granted.

There is no reliable estimate of the size of the Canadian market for disinfectant products or products similar to those of the Company. Also, no reliable estimates are available for the US or overseas markets.

“Disinfectant Products” are a very broad category of products and, where estimates are available of market size, the data appears to include many products dissimilar to those offered by the Company and often includes consumer products (e.g. widely marketed consumer brand name hand soaps). As well, particularly in the market niches where the Company’s sales have been to date (as described above), there are a number of private company producers of disinfectant products whose sales figures are not publicly available. Public companies do not generally break down sales numbers in sufficient detail to allow the Company to be able to determine any reliable market information. No industry trade organization exists which could provide estimates of disinfectant sales, in the product categories being pursued be the Company, for Canada or the United States.

Marketing, Distribution and Sales Channels

The Company does not directly market its products to end users except for some first responders such as the Royal Canadian Mounted Police (“RCMP”). The Company’s marketing, distribution and sales method has been to market its products to wholesalers of similar products who then market the products to end consumers. Recently, the Company has also been selling its products to retail outlets, as discussed above. In May, 2009, the Company hired an Account Executive and in September, 2009, two Account Managers to provide sales and marketing assistance to distributors.

The wholesale industry for disinfectants, cleaners, cleaning and hospital supplies and similar consumer products is fragmented into a large number of wholesalers. As a result, no competitor of the Company exercises significant control over distribution or the markets except that a hand sanitizer, Purell, distributed by Johnson & Johnson Consumer Products Company Division, a division of Johnson & Johnson Consumer Companies Inc. (“J&J”), is well-established in the market and well known to consumers. J&J is a large company with significant resources and has the ability to compete very vigorously to maintain its dominant market share of the hand sanitizer market. It is very possible that the Company may not be able to compete effectively against J&J and may not be able to maintain a stable share or any share of the market for hand sanitizers. With other products such as T36® Disinfectant and T36® Disinfectant Cleaner CONCENTRATE , the Company must convince each new wholesaler that it approaches to carry the T36® products, often in place of other existing products, and also to make the Company’s products available to the wholesaler’s customers.

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

The Company markets it products to wholesalers through three inside sales and marketing representatives, trade shows, lectures to end users and product promotional materials and flyers.

The current key accounts are described below. Except as noted, there are no contracts or oral agreements in place. Customers and distributors place orders for products from the Company, the shipper receives instructions from the Company and the shipper sends the products from its warehouse via carriers specified by the Company or the customer. All product shipments are generally made FOB from the Company’s shipper and title passes to the customer upon the Company’s or customer’s carrier taking delivery of the product from the shipper. The Company may prepay all costs of transportation and insurance and the customer reimburses the Company for such expenses. The payment terms for products delivered to the customer by the Company are net cash in Canadian currency within 30 days.

1.

Shoppers Drug Mart Corporation (“Shoppers”) started selling the Company’s T36® Antiseptic Hand Sanitizer on November 26, 2009. Shoppers operate over 1,170 Shoppers Drug Mart and Pharmaprix stores across Canada and provides national distribution of the Company’s products to consumers.

2.

London Drugs Limited entered into a Vendor Agreement with the Company and started selling T36® Antiseptic Hand Sanitizer and T36® Disinfectant in October, 2009. London Drugs operates 70 stores in the four Western provinces of Canada.

3.

Acklands-Grainger Inc. (“AGI”) entered into a Supplier Agreement with the Company in October, 2009 and will distribute the Company’s products across Canada. AGI is Canada’s largest distributor of industrial, safety and fastener products with a comprehensive catalogue, 160 branches and 5 distribution centres across the country.

Acklands-Grainger is the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games, the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for industrial safety and material handling supplies.

4.

On July 15, 2009, VANOC entered into a letter of intent to establish the Company as the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games, the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for antiseptic hand sanitizer, disinfectant and disinfectant cleaning products. Under the terms of the letter of intent, VANOC, the Canadian Olympic Committee and the 2010 and 2012 Canadian Olympic Teams will purchase products from the Company until December 31, 2012.

5.

Esthetics Plus, Inc. (“EP”) is a distributor to the beauty market and entered into an agreement with the Company dated February 1, 2005 (Exhibit 4.h.). EP has exclusive distribution rights in the beauty industry across Canada, except that the agreement is not exclusive within the province of BC. The material terms of the agreement between the Company and EP are described below under “Item 10.C. Material Contracts”.

6.	Sinclair Dental Limited is a distributor to the dental market and, as of the date of this report, has been a customer of the Company for over 5 years.

7.

Product Distribution Centre (“PDC”) is a Crown Corporation of the Province of British Columbia, Canada, a distributor to the first responder market and, as of the date of this report, has been a customer of the Company for over 5 years.

8.	The Stevens Company Limited is a distributor to the scientific and medical markets and, as of the date of this report, has been a customer of the Company for over 5 years.

9.	VWR International is a distributor to the laboratory market and, as of the date of this report, has been a customer of the Company for over 5 years.

The current sales plans would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company’s revenues until new distributors could be found. It is possible that new distributors might not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs, even if the sales levels could be regained.

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

The Company has executive offices at 635 Columbia Street, New Westminster, British Columbia, V3M 1A7 which consists of 2,358 square feet. The Company leases its offices on a month-by-month basis at CDN$3,191per month (see Exhibit 4.n. for the lease agreement).

The Company uses outside manufacturers for its production needs. On February 23, 2009, the Company announced in a news release that the Company had entered into a non-binding Letter of Intent to acquire a pharmaceutical manufacturing company. On June 23, 2009 the Company announced that it was not going to proceed with the acquisition.

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

5.A.	Operating Results of the Company

Overview

Over the course of the Company’s operating history, the Company has successfully secured the required government and regulatory approvals to market and sell T36® Disinfectant, Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel and wipes and T36® Disinfectant Cleaner CONCENTATE in Canada resulting in the sales described below. To date, all of the Company’s sales have been solely in Canada which, while a developed industrial economy, is not a particularly large market relative to economies such as the United States, China or the European Union (“EU”). To achieve profitability and increase sales substantially, the Company must first secure government and regulatory approval of its products in markets outside of Canada or achieve greater penetration of Canadian markets with its existing products. Although sales in Canada have been relatively consistent over the Company’s operating history, the Company has not yet secured the required government and regulatory approvals for the sales of its products outside of Canada. Each government or regulatory jurisdiction tends to require efficacy studies or safety studies of differing content or quality. The regulatory approval process to date has been costly both in terms of working capital and in terms of management time and attention.

The Company has been actively marketing its T36® products since the acquisition of API was completed. In general, the Company’s sales show little significant variation from year to year. The 13% and 10% increases in sales for the year ended June 30, 2009 compared to the 2008 and 2007 fiscal year, respectively, was largely the result of an increase in distributor prices, some increase in volumes and the timing of shipping and invoicing.

The cost of sales increased as a percentage of sales during the 2009 fiscal year due to higher costs for raw materials, supplies and handling fees due to more products being stored and shipped by a third-party warehousing company. As noted above, the Company continues to operate overall with a significant loss from operations. This reflects, to a great extent, the costs associated with pre-clinical trials, the work being done to register its products for sale in jurisdictions other than Canada and ongoing administrative, management and intellectual property protection costs. To generate a net profit, the Company believes that it must register its products for sale in another major market, such as the United States or the EU or achieve significant increases in sales of its products within Canada. However, even if the Company becomes operationally profitable from the introduction and sale of new products or sales in other countries, the Company plans to continue investing heavily in clinical testing and registration of its therapeutic products in Canada, the EU and the US through Health Canada, the EMA and the FDA, respectively, and in intellectual property protection. This will lead to continuing and unpredictable losses for the foreseeable future that will closely parallel the funds that are invested in these activities.

To accomplish these goals, the Company will need to raise significant amounts of new funding and the expenses associated with these activities will affect the ability of the Company to show a profit until they are completed. It is not known when these activities will be completed and there is no guarantee that they will be completed. Further, the issuance of new shares to fund these activities will lead to the dilution of existing shareholders.

Trend information

There are no general market trends or other factors which the Company believes materially affect its business prospects other than small seasonal dips in sales observed during the summer months and over Christmas and into the New Year. However, the Company’s existing customers and the general public are becoming more aware of T36® products due to the publicity generated by the continuing spread of antibiotic-resistant bacteria and the current H1N1 pandemic. A pandemic is defined as infection that is spreading widely in at least two of the six World Health Organization (“WHO”) regions. In early June, 2009, Swine-like H1N1 Influenza A virus Strain A/California/04/2009, now referred to as “pH1N1”, had reached all six WHO regions with nearly 30,000 confirmed cases reported in 74 countries. On June 11, 2009, the WHO raised its global pandemic alert level to “Level Six”, the highest level possible, for the first time since 1968.This action by the WHO has contributed to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces. This has resulted in growth in the market for disinfectant products and, in particular, consumer products which are effective against infectious microorganisms. No reliable quantification of the growth in sales such products have experienced is available and no growth or future growth can be predicted. The Company cannot predict if its revenues will increase as new products based on the T36® formulation are launched. As of the date of reporting, the Company has 5 products on the market: T36® Disinfectant, T36®Antiseptic Hand Sanitizer Gel, T36® Disinfectant Cleaner Concentrate, T36® Disinfectant Wipes and T36® “The Wipe” Antiseptic Hand Sanitizer. T36 DisinfexTM Disinfectant Cleaner Wipes and T36®Antiseptic Hand Sanitizer Liquid may also be introduced to the market at some time in the future.

Sales

As a result from the sale of T36® Disinfectant and T36® Hand Sanitizer through its distributors to the first responders, dental and beauty markets, the Company recorded sales of $282,261 for the year ended June 30, 2009 compared to $249,042 and $256,243 for the 2008 and 2007 fiscal years, respectively. Any differences in sales revenue were partly due to the timing differences in ordering and, as anticipated, sales were slower in the summer and over the Christmas period. No significant quarterly variation in sales occurred and no new major competitors have appeared in the market nor have any withdrawn from the market.

The Company relies heavily on its current distributors to sell T36® products to end users. For the year ended June 30, 2009, sales to four major customers totaled $174,490 and accounted for 64% of the total sales. For the year ended June 30, 2008, sales to these four customers totaled $137,954 and accounted for 55% of the total sales. In 2007, total sales to these same customers were $162,837 and accounted for 66% of the total sales. Clearly, these customers are important to the Company and the loss of any or all of these customers would have a significant and negative effect on the Company.

The selection of products offered by the Company can now be used for personal hygiene, disinfecting instruments and countertops and for janitorial services. The first introduction of the newer products to the market occurred during the Company’s attendance at the 142nd Annual Spring Meeting (“ASM”) of the Ontario Dental Association (“ODA”) on April 30 and May 1, 2009. The Company cannot predict if the new products, described above, will be accepted by the market. If not, the Company can be expected to show losses in the future.

Cost of Sales

For the for the year ended June 30, 2009, 2008 and 2007, the cost of sales incurred was $224,687, $157,234 and 165,920, representing 80%, 63% and 65%, , of total sales, respectively. Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs, shipping and handling charges. The higher cost of sales during the year ended June 30, 2009, was primarily due to an increase in cost of raw materials, particularly ethanol, and greater transportation, warehousing and handling costs due to the termination of the agreement with Norwood Packaging which had been storing the Company’s inventory as part of their contribution to the agreement. As a result, the Company returned to a third party warehousing provider to store and ship all of its inventory. Higher distributor prices which may help to mitigate the increase in cost of production, transportation and storage costs, came into effect on February 15, 2009.

Gross Profit

For the year ended June 30, 2009, 2008 and 2007, the Company recorded a gross profit of $57,574 and $91,808 and $90,323, respectively. Gross profit declined in the fiscal year ended June 30, 2009 due to increases in the cost of production, transportation and warehousing as described above in the preceding paragraph, “Cost of Sales”.

Advertising and Promotion

There was no material difference in advertising and promotion costs over the years ended June 30, 2007 to 2009. Promotion consisted of the distribution of products and literature to current and potential distributors and customers.

Conference

Conference costs were higher in the year ended June 30, 2009 than the preceding two years due to attendance by company representatives at the 142nd Annual Spring Meeting (“ASM”) of the Ontario Dental Association (“ODA”) on April 30 and May 1, 2009 and other trade shows. At the ODA conference, the new products developed by the Company were introduced to the dental market.

Consulting

Consulting fees for the year ended June 30, 2009, 2008 and 2007 were $567,144, $1,004,660 and 308,600, respectively. The substantial increase in consulting fees during the 2008 fiscal year was largely due to non-cash stock-based compensation expenses of $605,068 which resulted from the grant of options to senior officers and other consultants to the Company. Fewer options were granted during the 2009 fiscal year leading to lower non-cash stock-based compensation expense of $138,284 for consultants. During the 2007 fiscal year, $83,600 non-cash stock-based compensation was recognized. Details of the non-cash stock-based compensation provided by the Company for the fiscal year ended June 30, 2009 are provided in Note 7(b)(x) of the accompanying financial statements. In addition to the non-cash stock-based compensation provided to consultants, $324,000 was paid to executives of the Company in remuneration for their services to the Company. Information on related party transactions is provided in Note 12 of the interim consolidated financial statements. In addition, the consulting fees included fees paid to third party consultants to carry out ongoing projects including branding, marketing, and product development.

Due diligence

A due diligence fee of $10,000 related to the proposed acquisition of a pharmaceutical manufacturing facility was paid to the target company during the fiscal year ended June 30, 2008. On February 23, 2009, the Company entered into a non-binding Letter of Intent to purchase all of the business and undertakings of the target company. On June 23, 2009, the Company issued a news releases stating that the Company was not going to proceed with the proposed acquisition.

Dues and Filing Fees

In the 2009, 2008 and 2007 fiscal years, dues and filing fees were $31,794, $44,626 and $24,570, respectively. In the fiscal year ended June 30, 2008, these fees were higher than for the preceding and following years due to fees paid to the TSX-V, the British Columbia Securities Commission (“BCSC”) and the securities commissions of other provinces for the completion of the private placements and the granting of options to directors, officers, employees and consultants. Also, the Company was required by the BCSC to revise and re-file its quarterly reports for the fiscal year ended June 30, 2007 and the quarters ended September 30 and December 31, 2007 which led to higher than usual filing fees.

Investor Relations

Investor relations activities amounted to $132,103 $124,065, and $65,039 for the year ended June 30, 2009, 2008 and 2007, respectively. Freeform Communications, Inc. (“Freeform”) was paid a total of $48,000, $46,649 and $38,300 for their services to the Company for the year ended June 30, 2009, 2008 and 2007, respectively. Included in this category for the year ended June 30, 2009, 2008 and 2007 was non-cash stock-based compensation of $73,859 $53,707 and $2,000, respectively, for various options granted to Freeform and fees of $9,954 and $13,709 paid to Marketwire for the dissemination of news releases. In the 2007 fiscal year, no stock options were granted to Freeform and Marketwire was paid $6,739.

Legal and Accounting Fees

Legal and accounting fees totaled $72,537, $89,723 and $53,697 for the year ended June 30, 2009, 2008 and 2007, respectively. The greater amount of legal and accounting fees during the 2008 fiscal year was partly due to the ongoing foreign securities registration which was assisted by Stanislaw Ashbaugh LLP and completed in April, 2009. Legal fees incurred in the periods also consisted of advice received from Getz Prince Wells on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, reviewing Form 20-F documents for the registration of the Company’s securities in the United States, the preparation of documentation required for private placements and option grants and attending to the closing of the private placements. Accounting fees consisted of consultation fees, auditing of the Company’s annual financial statements and undertaking due diligence on the target company that was being considered for acquisition.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2009, 2008 and 2007 were $189,566, $375,807 and zero, respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred. However, during 2007 fiscal year, no expenses were included in this category because the auditors elected to capitalize the intellectual property costs with an amortization period of 20 years rather than treating these costs as current expenses. Then, for the fiscal year ended June 30, 2008, the original practice was re-adopted and these costs were expensed so that the financial reporting is consistent with the Company’s focus on R&D. Also, during the 2008 fiscal year these costs were higher because the Company elected to write off the remaining $110,200 in development costs and intellectual property that was acquired in the original Qualifying Transaction that remained on the balance sheet in 2007. The Company will now expense these costs in the future to be consistent with past and standard accounting practices. Costs in this category include continuation of the US patent application, ongoing registration of “T36 Disinfex” as a trademark in Canada, testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products.

Wages and Benefits

Wages and benefits were $209,946, $302,439 and $116,633 for the year ended June 30, 2009, 2008 and 2007, respectively. Costs in this category include the wages paid for accounting and administrative assistance and to sales and marketing staff. An Account Executive was hired in May, 2009 and two Account Managers were hired since then to promote T36® products so wage costs are expected to increase. Non-cash stock-based compensation expenses of $124,695, $244,790, and $62,500 were recognized in wages and benefits for the year ended June 30, 2009, 2008 and 2007, respectively. Cash-based wage costs for the fiscal years 2007 to 2009 were $54,133, $57,648 and $85,251 respectively. The increase in the 2009 fiscal year compared to the previous two years was due to incentive raises, bonuses paid to staff and the hiring of additional staff.

Loss from Operations

The Company continued to have losses from operations of $1,183,009, $1,937,735 and $562,090 for the year ended June 30, 2009, 2008 and 2007, respectively. The Company observed higher losses in the 2008 fiscal year largely due to non-cash stock-based compensation expenses of $903,565 being recognized in the statement of operations. In comparison, there was $148,100 of non-cash stock-based compensation expenses in the 2007 fiscal year and $336,838 in the 2009 fiscal year. The details of non-cash stock-based compensation are disclosed in Note 7(b)(x) and in the Consolidated Statements of Cash Flows in the interim consolidated financial statements.

During the year ended June 30, 2009, the Company granted 550,000 options priced at $0.20 and 1,600,000 options priced at $0.25 to certain directors, consultants and employees. Including various granted options that were vested during the quarters, non-cash stock based compensation of $336,838 is recognized in the statement of operations during the year ended June 30, 2009. Sales are not yet sufficient to cover all of the expenditures of the Company. Product registration and development costs remain higher than revenues due to the employment of independent consultants to assist with satisfying the requirements of the FDA, EMA and Health Canada, to evaluate the potential applications and development of the Company’s T36® technology and to determine the regulatory pathways to commercialization.

Management is currently investing in the marketing of T36® Antiseptic Hand Sanitizer and T36® “The Wipe” Antiseptic Hand Sanitizer, T36 DisinfexTM (formerly known as T36® Disinfectant) and T36 Disinfex Wipes and T36® Disinfectant Cleaner CONCENTRATE. Marketing new products that are unknown to the selected markets is expected to be very expensive and will lead to increased losses for an indeterminate amount of time before revenues and profits grow enough to offset these new expenditures. In addition, the pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses are anticipated for the foreseeable future.

Interest Income

Interest income earned from bank deposits for the year ended June 30, 2009, 2008 and 2007 was $76,181, $38,740 and $0, respectively. The increase was due to an increase in cash position upon the closing of various private placements and the exercising of options and warrants from the holders in 2008 fiscal year.

Loss and Comprehensive Loss for the Year

The loss and comprehensive loss for the year ended June 30, 2009, 2008 and 2007 were $1,183,009 and $1,937,735 and 562,090, respectively. A significant portion of the overall loss for the 2009, 2008 and 2007 fiscal years were non-cash, stock based compensation expenses of $336,838, $903,565 and $148,100, respectively. Losses for the 2008 fiscal year were higher than losses for the 2009 and 2007 fiscal years. As discussed above, this was largely due to the non-cash, stock based compensation expenses being much higher during the 2008 fiscal year. In addition, intangible assets of $104,400 and patent costs of $86,238 were written off to zero during the 2008 fiscal year and included in the $375,807 expensed for Product Registration and Development. In comparison, there was no such write-down in the 2009 fiscal year and $5,800 in the 2007 fiscal year. When these non-cash expenses are deducted from the loss for the year, it is seen that the cash-based losses for the 2009 and 2008 fiscal years are $846,171 and $843,532, respectively and are virtually identical for the two years. Overall expenses increased significantly during the 2008 and 2009 fiscal years compared to the 2007 fiscal year because a number of private placements were closed after the end of the 2007 fiscal year. These financings provided the Company with the funds that were needed to accelerate the development, testing and registration of its products. As a result, the Company moved forward with extensive testing of its T36® formulation for registration of its products for therapeutic uses in Canada and the US. The results will be used to support applications in Canada, the US and Europe to test for the anti-microbial effectiveness of the formulations in human clinical trials. Intellectual property protection was also advanced. In general, expenditures in almost all categories increased to promote the Company and its products including consulting, legal fees, product registration and development, marketing and travel.

1.6	LIQUIDITY

Although the Company generates some revenues from the sale of its lead product, T36® Disinfectant, sales are mainly occurring in Canada and the Company continues to absorb significant losses The Company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the T36® formulation. The Company is also evaluating the registration of its existing products in jurisdictions other than Canada. Management has been and continues to evaluate the possibility of acquiring technologies that are complementary to T36® technology and launching similar types of product lines in the near future. The Company will need to undertake further financing in order to complete any such acquisitions and to pursue its other plans. These financings will lead to the dilution of current shareholders of the Company.

1.7	CAPITAL RESOURCES

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 -$0.12 for total gross proceeds of $209,000. No warrants were exercised during the period. On October 31, 2008, the Company granted 550,000 options to acquire the Company’s common shares at an exercise price of $0.20 per option to certain directors, consultants, officers and employees. On June 5, 2009, the Company granted 1,600,000 options to acquire the Company’s common shares at an exercise price of $0.25 per option to certain directors, consultants, officers and employees.

As at June 30, 2009, the Company had 51,341,799 outstanding common shares and a total of 3,472,500 outstanding warrants exercisable at an exercise price range of $0.36 to $0.45 before the date of expiration. The outstanding stock options as at March 31, 2009 were 5,120,000 (4,895,925 options were exercisable) at an exercise price range of $0.20 to $0.80 per option. Upon the exercise of outstanding warrants and exercisable options, the Company will have fully diluted outstanding common shares of 59,934,299

At the time of this report, the Company has sufficient working capital to pursue its development plans and to fund its operations. However, there can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. There is no assurance that additional funding will be made available to the Company to fulfill its business objectives. In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

Critical Accounting Policies

The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the amounts of revenues and expenses for the reporting period. The areas of estimation are the stock-based compensation, estimated useful lives of depreciable assets, and intellectual property. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based on information available to the Company at the time that estimates and assumptions are made. Actual results could differ from those estimates. For details on accounting policies, please refer to the Notes to the audited financial statements.

Recent Accounting Pronouncements

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

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets (“CICA 3063”). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

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

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to comprehensive income, recognition, measurement, disclosure and presentation of financial instruments and hedges. These new accounting standards are applied prospectively beginning July 1, 2007. Adoption of these standards had no impact on the consolidated financial statements for the year ended June 30, 2009.

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

Section 3855 – Financial Instruments – Recognition and Measurement – In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments.

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

Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation – These sections revised and enhance the disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks associated with both recognized and unrecognized financial instruments, how the entity manages the risks, and the exposure to liquidity, currency and other price risks.

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

Section 3064 –Goodwill and Intangible Assets– In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, effective for interim and annual periods beginning on or after Oct 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”) IAS 38, “Intangible Assets”. This new standard is effective for the Company’s interim and annual financial statements commencing July 1, 2009. The Company is assessing the impact of the new standard on its financial statements.

As announced by the Canadian Accounting Standards Board (“AcSB”), the financial reporting requirements for Canadian companies will be changed to the use of International Financial Reporting Standards (“IFRS”), replacing Canada’s own GAAP. The changeover date for publicly-listed companies is 2011. The Company has begun reviewing its plan for adopting IFRS for 2011. At this time, the Company has not yet determined the financial reporting impact due to the change in new reporting standards.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2009 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments.

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

The Company could spend up to $1 Million on clinical testing and patenting of its products in Fiscal 2010 in total. Some of these funds may, it is anticipated, be expended in conducting pre-clinical studies and having regulatory consultants prepare submissions to the FDA and the EPA. Because it is impossible to predict if the EPA or FDA will request further studies or reviews of the Company’s products, or what cost such studies or reviews would incur, it is not possible to say if this budget will suffice to allow completion of the submissions on the Company’s behalf.

The Company may also spend up to $2 Million on marketing activities during fiscal 2010 to promote its products to it targeted markets and to support the retail chains that are now carrying T36® products.

The Company anticipates that continuing patent protection will also require an indeterminate amount of capital during fiscal 2010.

The Company does not presently have sufficient working capital to fund all of the activities described above and will need to undertake further financings to secure the funds required. If such finds are not available under terms acceptable to the Company it is possible that no further funds will be raised and these activities will have to be curtailed accordingly. If the Company is unable to raise all or even any of the funds required for these activities, it is possible that sales will decline and that product development and intellectual property protection will not proceed as planned. Delays in product development and patenting could have an adverse effect on the future of the Company by delaying product introductions and allowing competitors to gain market share at the expense of the Company.

5.D.	Trend information

There are no markets or other trends, other than as disclosed below, which the Company believes materially affect its business prospects.

The Company’s existing customers and the general public are becoming more aware of disinfectant products, largely due to the H1N1 pandemic. The continuing spread of antibiotic resistant bacteria is contributing to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces.

This has resulted in growth in the market for disinfectant products, in particular consumer products which include hand sanitizers and antibacterial soaps and lotions. No reliable quantification of the growth these product sales have experienced is available and no growth or future growth can be reliably predicted.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2009 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management:

Table No. 6:
Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Terrance Owen	63	President, CEO and Director	Bi-optic Ventures Inc.	Secretary and Director
Peter Chen	47	Secretary, CFO and Director	None	n/a
Eugene Hodgson	53	Director	Timmins Gold Corp.	Director Director
Linda Allison	62	Director	None	n/a
Ronald Zokol	60	Director	None	n/a
William McCoy	54	Director	None	n/a

o	Terrance Owen – President, CEO and Director: B.Sc. (Honours), University of Victoria, 1968; M.Sc., Biology, UNB, 1970; Ph.D., UBC, 1974, M.Sc., SFU, 1991; President, CEO, Director and co-founder of the Company since2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, 1980 2002; President, Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, 1995 to 1998; Secretary of Bi-optic Ventures Inc. a company listed on the TSX Venture Exchange since September, 2002 and a Director of Bi-Optic Ventures Inc. since September, 2006.

o	Peter Chen – Secretary, CFO and Director: Diploma in Accounting, Douglas College, 1993; self-employed financial consultant, 1993 to 2003; CFO, Prospect Point Exploration & Management Services Ltd., a private company providing mineral exploration consulting services, 2000 to 2003; President of Canadian Mineral Exploration Managing Consultants Inc., a private company providing mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, 1997 to 2000 and CFO. 1994 to 2000; Director of the Douglas College Foundation, 2004 to 2007; co-founder of the Company and CFO since its inception in May, 2000.

o	Eugene Hodgson – Director: Bachelor of Arts, University of Calgary, 1978; Director, Corporate Development, Intrawest Corporation, 1990 to 1996; President, E.A. Hodgson & Associates, a private management consulting firm, since 1996; currently, Vice President, Western Region, Corpfinance International Limited., a firm that provides specialized term financing to mid-sized and large companies; Director, Timmins Gold Corp., a publicly-traded companies; previously CFO and Director, Sea Breeze Power Inc.; co-founder of the "Families for School Seismic Safety" in B.C.; Member of the Advisory Committee to the Independent Power Producers of B.C.; former Director, Vancouver Board of Trade and current Area Commissioner, Pacific Spirit Area for the Boy Scouts of Canada.

o	Linda Allison - Director: BSc (Honours), Simon Fraser University; MSc; University of London; Diploma of Imperial College (DIC), Imperial College of Science and Technology, London, 1972; PhD, Simon Fraser University, 1978 in neurophysiology, molecular biology and biophysics; President, Groberman Computer Engineering Ltd., a computer technology company developing custom systems for scientific and industrial applications, 1980 to 1995; President, Snowdon & Associates Management Consultants Ltd., a management consulting company that provides professional services to medical device, biotechnology, pharmaceutical, and high technology companies, since 1985; Corporate finance in two investment banking and brokerage firms assisting financing of biomedical and high technology companies in North America and Europe, 1992 to 1998; President & CEO, Ondine Biopharma Corp., a biomedical company developing photo-activated drugs, 1998 to 2001; President & CEO, Genesis Bioventures Inc., a biomedical holding company that invested in companies developing novel diagnostics and therapeutics in the areas of cancer and neurological disorders, 2000 to 2001; President & CEO and Director, MDX Medical Inc., a biomedical company developing medical imaging technologies for the improved diagnosis and treatment of cancer, 2003 to 2005 and Member, ForeFront Committee of the Alberta Heritage Foundation for Medical Research since 2006.

o	Ron Zokol – Director: Director, ALDA Pharmaceuticals Corp. since, 2003; has practiced and lectured in the fields of dental surgery and prosthodontics for the last 30 years; Director of the Pacific Institute for Implant Dentistry and a Diplomat of the American Board of Oral Implantology; President of the Vancouver and District Dental Society in 1986; currently is an internationally recognized lecturer in his field and teaches advanced reconstructive dentistry and provides expertise on infection control.

o	William McCoy – Director: Director, ALDA Pharmaceuticals Corp. since March, 2005; Chief Technology Officer, Phigenics, LLC, a life sciences technology company based in Chicago, Illinois since 2005; Chairman, American Society of Heating, Refrigerating and Air-conditioning Engineers (ASHRAE) Environmental Health Committee, 2008 to 2009; received the Intellectual Property Law Association "Inventor of the Year" award, 2001; received Medal for Outstanding Contribution to Management and Science from Intl. Water Assoc., Berlin 2001; author of full length book,"Preventing Legionellosis", 2005; holds 28 patents in microbial diagnostics, control, and manufacturing of industrial antimicrobials.

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

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2009 and previous years are detailed in Table No. 7 below:

Table No. 7
Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Pay-outs ($)	All Other Compen-sation ($)

Terrance G.	2009	Nil	Nil	$ 180,000	350,000	Nil	Nil	Nil
Owen, Chief	2008	Nil	Nil	$ 150,000	400,000	Nil	Nil	Nil
Executive	2007	Nil	Nil	$ 60,000	550,000	Nil	Nil	Nil
Officer (1)	2006	Nil	Nil	$ 60,000	Nil	Nil	Nil	Nil

Peter Chen,	2009	Nil	Nil	$ 144,000	350,000	Nil	Nil	Nil
Chief	2008	Nil	Nil	$ 120,000	400,000	Nil	Nil	Nil
Financial	2007	Nil	Nil	$ 60,000	550,000	Nil	Nil	Nil
Officer (2)	2006	Nil	Nil	$ 60,000	Nil	Nil	Nil	Nil

(1)

Consulting/management fees (“other annual compensation” of $180,000, $150,000, $60,000 and $60,000 in 2009, 2008, 2007 and 2006, respectively) were paid to a management consulting company owned by Terrance Owen;

(2)

Consulting/management fees (“other annual compensation of $144,000, $120,000, 60,000 and $60,000 in 2009, 2008, 2007 and 2006, respectively) were paid to a management consulting company owned by Peter Chen.

Table No. 8
Stock Option Grants to directors and officers in Fiscal 2008 Ended June 30, 2008 and
Fiscal 2009 Ended June 30, 2009

Name	Number of Options Granted	% Of Total Options Granted in Fiscal Year	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant (1)
Terrance Owen	200,000	6.73	$0.50	12/07/2007	12/07/2010	$52,505
	200,000	6.73	$0.80	05/02/2008	05/02/2011	$93,187
	100,000	4.65	$0.20	10/31/2008	10/31/2013	$8,862
	250,000	11.63	$0.25	06/04/2009	06/04/2014	$32,044

Peter Chen	200,000	6.73	$0.50	12/07/2007	12/07/2010	$52,505
	200,000	6.73	$0.80	05/02/2008	05/02/2011	$93,187
	100,000	4.65	$0.20	10/31/2008	10/31/2013	$8,862
	250,000	11.63	$0.25	06/04/2009	06/04/2014	$32,044

Linda Allison	100,000	3.37	$0.50	12/07/2007	12/07/2010	$26,252
	50,000	1.68	$0.80	05/02/2008	05/02/2011	$23,297
	50,000	2.33	$0.20	10/31/2008	10/31/2013	$4,431
	150,000	6.98	$0.25	06/04/2009	06/04/2014	$19,226

William McCoy	50,000	1.68	$0.50	12/07/2007	12/07/2010	$13,126
	50,000	1.68	$0.80	05/02/2008	05/02/2011	$23,297
	50,000	2.33	$0.20	10/31/2008	10/31/2013	$4,431
	150,000	6.98	$0.25	06/04/2009	06/04/2014	$19,226

Eugene Hodgson	50,000	1.68	$0.50	12/07/2007	12/07/2010	$13,126
	50,000	1.68	$0.80	05/02/2008	05/02/2011	$23,297
	50,000	2.33	$0.20	10/31/2008	10/31/2013	$4,431
	150,000	6.98	$0.25	06/04/2009	06/04/2014	$19,226

Ron Zokol	100,000	3.37	$0.50	12/07/2007	12/07/2010	$26,252
	50,000	1.68	$0.80	05/02/2008	05/02/2011	$23,297
	50,000	2.33	$0.20	10/31/2008	10/31/2013	$4,431
	150,000	6.98	$0.25	06/04/2009	06/04/2014	$19,226

(1) See Notes 7.(b)(i) to 7.(b)(vii) of the accompanying financial statements for the year ended June 30, 2009.

The following table gives certain information concerning stock option exercises during Fiscal 2009 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2009
Fiscal Year-end Unexercised Stock Options
Fiscal Year-end Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Terrance Owen	300,000	$75,000	$0/$0
William McCoy	250,000	$10,500	$0/$0
Peter Chen	300,000	$75,000	$0/$0
Ron Zokol	200,000	$44,000	$0/$0
Linda Allison	200,000	$50,000	$0/$0
Eugene Hodgson	0	$0	$0/$0

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

Stock Options: The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the fiscal year ended June 30, 2009, a total of 2,150,000 stock options were granted and 1,830,000 were exercised. Table 8 excludes 650,000 share purchase options granted to non-officer and non-director employees, which were granted on October 31, 2008 and June 4, 2009 at an exercise price of $0.20 to $0.25, respectively, and have a term of 5 years from the date of grant. During the fiscal year ended June 30, 2008, a total of 2,970,000 stock options were granted and 650,000 were exercised. Table 8 excludes 1,670,000 share purchase options granted to non-officer and non-director employees during the fiscal year ended June 30, 2008. These options were granted on December 7, 2007 and May 2, 2008 at an exercise price of $0.50 and $0.80, respectively, and have a term of 3 years from the date of grant.

Change of Control Remuneration: On June 1, 2008, the Company established agreements to provide remuneration received by the President & CEO, Terrance Owen, and the CFO, Peter Chen, and their respective consulting companies in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management (filed with the 2008 Form 20-F as Exhibits 4.j and 4.k).

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

Pension/Retirement Benefits: No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.	Board Practices

6.C.1.	Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.	Directors’ Service Contracts.

Employment agreements (filed with the 2008 Form 20-F as Exhibits 4.j and 4.k) dated June 1, 2008 were entered into with Terrance Owen and Peter Chen (“the Officers”) who provide their services to the Company through their respective holding companies, 503213 BC Ltd. and 612480 BC Ltd., respectively The material terms of these contracts are as follows.

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

The Company will pay a consulting fee in the amount of (Cdn)$15,000.00 per month to the holding company of Terrance Owen and (Cdn)$12,000.00 per month to the holding company of Peter Chen plus applicable GST. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers. The Officers are entitled to participate in the Company’s incentive stock option plan (Exhibit 4.m). The Company will reimburse the Officers for all reasonable travelling and other out-of-pocket expenses incurred in connection with services provided to the Company. The Officers will be entitled to participate in any benefit programs established by the Company. To date, no such plans are in place.

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

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Peter Chen (the Company’s CFO), Eugene Hodgson (non-management Director) and Linda Allison (non-management Director). The Audit Committee met four times during the year ended June 30, 2009 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D.	Employees

As of June 30, 2009 and as of the date of filing of this Annual Report, the Company had 2 full-time employees. The Senior Accountant provides accounting services, administrative assistance and inside sales support. The Account Executive is responsible for introducing the Company’s products to prospective customers and supporting the requirements of existing customers. Two Officers (President & CEO, Terrance Owen and CFO, Peter Chen), employed full-time through contracts with their respective companies. The Company does not have any part-time employees. The Company retains independent consultants to assist with marketing, investor relations and regulatory matters, as required.

6.E.	Share Ownership

Table No. 10 lists, as of June 30, 2009, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from June 30, 2009

Common	Terrance Owen (2)	1,370,000	2.67%	500,000

Common	Linda Allison	545,000	1.06%	200,000

Common	Peter Chen	437,500	0.85%	500,000

Common	Eugene Hodgson	50,000	0.10%	150,000

Common	Ronald Zokol	405,748	0.79%	200,000

Common	William McCoy	50,000	0.10%	150,000

	Total Directors/Management	2,858,248	5.57%	3,275,00

(1)	Based on 51,341,799 outstanding as of June 30, 2009

Stock Options: The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan was filed with the 2005 Form 20-F as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on December 11, 2009. A copy of the amended Stock Option Plan is provided as Exhibit 4.m. It will remain in effect until the next Annual General Meeting of Shareholders.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below. The terms of the original Stock Option Plan and the major changes in the Stock Option Plan as amended in 2009 “the 2009 Plan” are described below and provided as Exhibit 4.m.

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

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	Under the revised 2009 Plan, options may be exercisable for a maximum of ten years from grant date rather than five years;

(c)

Under the revised 2009 Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

(d)	Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)

Options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)	Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12- month period;

(g)

Under the revised 2009 Plan, options held by an option holder who is a director, employee, consultant or management company employee are no longer required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

Under the revised 2009 Plan, options held by an option holder who is engaged in investor relations activities are no longer required expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i)

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

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 11 as of June 30, 2009, as well as the number of options granted to them. There are outstanding stock options granted to consultants, scientific advisors and investor relations.

Table No. 11
Stock Options Outstanding

Directors and Officers	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	200,000	$0.50	12/7/2007	12/07/2010
	200,000	$0.80	05/02/2008	05/02/2011
	100,000	$0.20	10/31/2008	10/31/2013
	250,000	$0.25	06/04/2009	06/04/2014

Peter Chen	200,000	$0.50	12/7/2007	12/07/2010
	200,000	$0.80	05/02/2008	05/02/2011
	100,000	$0.20	10/31/2008	10/31/2013
	250,000	$0.25	06/04/2009	06/04/2014

Linda Allison	100,000	$0.50	12/7/2007	12/07/2010
	50,000	$0.80	05/02/2008	05/02/2011
	50,000	$0.20	10/31/2008	10/31/2013
	150,000	$0.25	06/04/2009	06/04/2014

Eugene Hodgson	50,000	$0.50	12/7/2007	12/07/2010
	50,000	$0.80	05/02/2008	05/02/2011
	50,000	$0.20	10/31/2008	10/31/2013
	150,000	$0.25	06/04/2009	06/04/2014

William F. McCoy	50,000	$0.50	12/7/2007	12/07/2010
	50,000	$0.80	05/02/2008	05/02/2011
	50,000	$0.20	10/31/2008	10/31/2013
	150,000	$0.25	06/04/2009	06/04/2014

Ron Zokol	100,000	$0.50	12/7/2007	12/07/2010
	50,000	$0.80	05/02/2008	05/02/2011
	50,000	$0.20	10/31/2008	10/31/2013
	150,000	$0.25	06/04/2009	06/04/2014

TOTAL	2,800,000

Table No. 11 (cont’d)
Stock Options Outstanding

Employees and Others	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Allan Shapiro	200,000 100,000 100,000 150,000	$0.50 $0.80 $0.20 $0.25	12/7/2007 05/02/2008 10/31/2008 06/04/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014
Eric Lam	100,000 100,000 50,000 200,000	$0.50 $0.80 $0.20 $0.25	12/7/2007 05/02/2008 10/31/2008 06/04/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014
Robert Lewis	250,000	$0.50	12/7/2007	12/07/2010
Brain Conway	60,000	$0.50	12/7/2007	12/07/2010
Mike Wilby	60,000	$0.50	12/7/2007	12/07/2010
Freeform Communications	300,000 100,000 150,000	$0.50 $0.80 $0.25	12/7/2007 05/02/2008 06/04/2009	12/07/2010 05/02/2011 06/04/2014
John Mooney	150,000	$0.50	12/7/2007	12/07/2010
Ping Liu	250,000	$0.80	05/02/2008	05/02/2011
Total consultants, scientific advisors, employees and investor relations	2,320,000
Total Outstanding	5,120,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

As of June 30, 2009, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. Only Allan Shapiro has restrictions on the voting rights of his shares. As of June 30, 2009, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

Name	Number of Common Shares, Warrants and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2009 (1)	Options and warrants exercisable in 60 days
N/A	N/A	N/A	N/A

(1) Based on 51,341,799 shares outstanding

7.A.1.a.	Holdings By Major Shareholders. Refer to ITEM #6.E and Table No. 10.

7.A.1.b.	Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.	Different Voting Rights.

The Company’s major shareholders do not have different voting rights except as described in the Voting Agreement (Exhibit 3 filed with the amended 2007 Form 20-F on December 3, 2008) which is summarized in Section 4.A., “History and Development of the Company.

7.A.2.	Canadian Share Ownership.

On June 30, 2009, the Company’s shareholders’ list showed 51,341,799 common shares outstanding and 28 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 25 holders of record resident in Canada, holding 51,319,950 common shares; 1 holder of record resident in the USA, holding 1,500 common shares; and, 2 holders of record resident elsewhere holding 20,439 common shares.

7.A.3.	Control of the Company

The Company is a publicly owned Canadian corporation, the shares of which are owned primarily by Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.	Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.	Related Party Transactions

During the year ended June 30, 2009, the Company paid consulting fees of $329,208 (2008: 288,813; 2007: $120,000) to companies controlled by Terrance Owen, President, CEO & Director, Peter Chen, CFO & Director, and Linda Allison, Director of the Company.

Effective June 1, 2008, the Company entered into consulting agreements with the management of the Company (filed as Exhibits, 4.j and 4.k with the 2008 Form 20-F on March 27, 2009.).

During the year ended June 30, 2009, the Company paid rent of $26,230 (2008: 24,737; 2007: $28,371) to a company controlled by Terrance Owen, President & CEO and a director of the Company.

During the year ended June 30, 2009, the company recorded stock based compensation expenses of $176,441 (2008: 562,427; 2007: $131,500) to directors and companies controlled by a director of the Company.

During the year ended June 30, 2009, the Company recorded a note receivable of $113,000, of which $66,000 was owing by directors of the Company.

The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see “10.C. Material Contracts” for a summary of the agreement and Exhibit 4.a. for details of the agreement). William McCoy, a Director of the Company, is the Chief Technical Officer of Phigenics. This agreement is still in effect but will not become effective until such time as the Company pursues the registration of products with the EPA in the US.

Accounting Fees

For the annual statements dated June 30, 2009 and 2008, the Company paid accounting fees of $29,010and $33,010, respectively, to HLB Cinnamon Jang Willoughby, Charted Accountants. During the year ended June 30, 2007, the Company paid accounting fees of $25,000 to HLB Cinnamon Jang Willoughby, Chartered Accountants, and $2,950 to Berris Mangan, Charted Accountants who were the auditors prior to the appoint of HLB Cinnamon Jang Willoughby as auditors.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. These include audited financial statements for the fiscal years ended June 30, 2009, 2008 and 2007 prepared by the auditor, HLB Cinnamon Jang Willoughby, Charted Accountants

8.A.7.	Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

Table No. 12
TSX Venture Exchange
Common Shares Trading Activity

Sale - Canadian Dollars
Period Average	High	Low	Closing
Month ended 11/30/09	0.74	0.52	0.59

Month ended 10/31/09	0.65	0.36	0.61

Month ended 09/30/09	0.46	0.31	0.38

Month ended 08/31/09	0.37	0.28	0.31

Month ended 07/31/09	0.40	0.16	0.30

Month Ended 06/30/09	0.32	0.15	0.17

Fiscal Year Ended 06/30/2009	0.48	0.06	0.17

Fiscal Year Ended 06/30/2008	1.57	0.14	0.42

Fiscal Year Ended 06/30/2007	0.155	0.145	0.15

Fiscal Year Ended 06/30/2006	0.075	0.075	0.075

Fiscal Year Ended 06/30/2005	0.18	0.06	0.07

Fiscal Quarter Ended 09/30/2009	0.46	0.16	0.38

Fiscal Quarter Ended 06/30/2009	0.48	0.15	0.17

Fiscal Quarter Ended 03/31/2009	0.29	0.11	0.24

Fiscal Quarter Ended 12/31/2008	0.24	0.06	0.09

Fiscal Quarter Ended 09/30/2008	0.48	0.18	0.20

Fiscal Quarter Ended 06/30/2008	1.13	0.38	0.42

Fiscal Quarter Ended 03/31/2008	1.57	0.30	0.71

Fiscal Quarter Ended 12/31/2007	0.57	0.18	0.42

Fiscal Quarter Ended 09/30/2007	0.32	0.14	0.18

9.A.5.	Common Share Description

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

Computershare Trust Company of Canada (located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E., Table No. 9 (Aggregate Option Exercises) and Table No. 11 (Stock Options Outstanding) for additional information regarding the Company’s stock options.

Table No. 13 lists, as of June 30, 2009, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

August 13, 2007	2,000,000(1)	742,500	$0.36	Until August 13, 2009

November 22, 2007	3,500,000(2)	2,730,000	$0.45	Until November 22, 2009

(1)	Issued pursuant to a private placement which closed in August 13, 2007. Exercisable period of the warrants to August 13, 2008 at the exercise price of $0.24 per share and, thereafter at a price of $0.36 until August 13, 2009.

(2)	Issued pursuant to a private placement which closed in November 22, 2007. Exercisable at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 until November 22, 2009.

9.A.6.	Differing Rights

---No Disclosure Necessary---

9.A.7.a.	Subscription Warrants/Right

---No Disclosure Necessary---

9.A.7.b.	Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.	Stock Exchanges Identified

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

At June 30, 2009, there were an unlimited number of common shares authorized and 51,341,799 common shares issued and outstanding.

At June 30, 2008, there were an unlimited number of common shares authorized and there were 49,511,799 common shares issued and outstanding.

At June 30, 2007, there were an unlimited number of common shares authorized and there were 32,192,404 common shares issued and outstanding.

At June 30, 2006, there were an unlimited number of common shares authorized and there were 20,800,404 common shares issued and outstanding.

As of June 30, 2005, there were 100,000,000 common shares authorized and15,784,404 common shares issued.

As of June 30, 2004, there were 100,000,000 common shares authorized and12,784,404 common shares issued.

As of June 30, 2003, there were 100,000,000 common shares authorized and 2,451,475 common shares issued.

As of June 30, 2002, there were 100,000,000 common shares authorized and2,376,475 common shares issued.

As of June 30, 2001, there were 100,000,000 common shares authorized and1,176,475 common shares issued.

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

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00

Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800
	Private Placement @$0.05	1,100,000	$55,000

Fiscal 2007	Private Placement @$0.05	1,430,000	$71,500
	Private Placement @$0.10	8,000,000	$800,000

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000
	Private placement @ $0.15	3,500,000	$525,000

10.A.7.	Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.	Memorandum and Articles of Association

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

Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years. There are residency requirements and there is no mandatory retirement age either under the Articles or under the BCA. Directors need not own any shares of the Company in order to qualify as directors.

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

Linns (Exhibit 4.f.)

The Company assigned a five year licensing and distribution agreement with Linns Corporation Sdn Bhd (“Linns”) (see Exhibit 4.f.) with an effective date of August 1, 2004. “The Territory” is defined as Brunei, Cambodia, Indonesia, Japan, Laos, Malaysia, Myanmar, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam, subject to Linns submitting the required applications required for regulatory approval of T36® Disinfectant in each part of the Territory. As of July 31, 2009, the five year term of the agreement was reached so the agreement is no longer in effect.

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

The Company will: provide up to $32,000 (US) for registration fees and pay royalties to Phigenics LLC ranging from 7% in the first year to 1% in the 6th and 7th years and a finder’s fee of 5% of sales to new clients for the first year after the first sale and 3% for the next year. Neither the term nor the termination provisions of the agreement are defined. The agreement will become active only if the Company decides to pursue registration of any of its products with the EPA in the US.

Norwood: (Exhibits 4.b. and 4.l)

On October 4, 2005 the Company signed a manufacturing agreement with Norwood Packaging Ltd. of Surrey British Columbia, Canada to manufacture its T36® Disinfectant antibacterial product (Exhibit 4.b). On June 18, 2008, both the Company and Norwood agreed to waive the 90 day notice period required in the agreement and to terminate the agreement. (Exhibit 4.l) For future orders, if the Company uses the services of Norwood, the Company will provide Norwood with purchase orders and pay Norwood according to the standard payment terms that Norwood provides to its other customers. The Company has also started to use other manufacturers.

He-Yi (Exhibit 4.g.)

On May 25, 2007, the Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China (Exhibit 4.c.), was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China (Exhibit 4.g.).

The agreement with He-Yi provides that:

the Company will:

provide He-Yi with all information that ALDA has at its disposal to assist with the registration of the Company’s products in China,

provide He-Yi with the specifications required for He-Yi to provide a manufacturing facility.

He-Yi will:

procure all necessary government approvals for the Company’s products,

provide quarterly reports on the progress of the approvals to the Company with extensions to be granted by the Company if He-Yi is employing its best efforts to achieve registrations provide a manufacturing facility according to the specifications provided by the Company distribute the Company’s products in China, subject to the Company’s approval of each distributorship and sell its products to the Company as requested by the Company and ship products to customers of the Company located in other countries.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2009 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2009 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

The Company’s auditor for its financial statements for fiscal year ended 2009 was HLB Cinnamon Jang Willoughby, Chartered Accountants. Their audit report for Fiscal 2009/2008 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

Eugene Hodgson received a Bachelor of Arts degree from the University of Calgary in 1978. He was Director of Corporate Development for Intrawest Corporation from 1990 till 1996 and has been the President of E.A. Hodgson & Associates, a private management consulting firm, since 1996. He currently serves as a Vice President Western Region of Corpfinance International Limited., a firm that provides specialized term financing to mid-sized and large companies and is a Director of Timmins Gold Corp., a publicly-traded company. Mr. Hodgson was previously a CFO and Director of Sea Breeze Power Inc. He is a co-founder of the "Families for School Seismic Safety" in B.C. and a past Director of the Independent Power Producers of B.C. He is a former Director of the Vancouver Board of Trade and current Area Commissioner of the Pacific Spirit Area for the Boy Scouts of Canada.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The following table sets out the aggregate fees billed by HLB Cinnamon Jang Willoughby, Chartered Accountants in 2007, 2008 and 2009.

Year	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2009	$25,000 (86%)	$Nil (0%)	Nil (0%)	$4,010(14%)
2008	$25,000 (76%)	$Nil (0%)	Nil (0%)	$8,010(24%)
2007	$25,000 (91%)	$2,480 (9%)	Nil (0%)	Nil (0%)

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

(A)	Financial information
	(i)	Audited Consolidated Financial Statements for the fiscal years ending June 30, 2009 2008 and 2007.
		1.	Auditor’s Report, dated October 21, 2009.
		2.	Consolidated Balance Sheets at June 30, 2009 and June 30, 2008.

3.	Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2009, 2008 and 2007.
4.	Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2009, 2008 and 2007.
5.	Notes to Consolidated Financial Statements.
6.	Management Discussion and Analysis dated October 21, 2009

(B)	Index to Exhibits:

1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, previously with the 2005 Form 20-F as Exhibit 1.

2.	Instruments defining the rights of holders of the securities being registered
	-	See Exhibit Number 1.

3.

Voting Trust Agreement- dated November 13, 2003 between API, Allan Shapiro and Michael and an amendment to the agreement dated November 1, 2004, previously filed as Exhibit 3 the amended 2007 Form 20-F filed on December 3, 2008.

4.	Material Contracts
	a.	Letter of Agreement with Phigenics LLC regarding US registration and distribution of the Company’s products dated July 21, 2005, previously filed with the 2005 Form 20-F as Exhibit 4.a.;
	b.	Production Agreement with Norwood Packaging Ltd., previously filed with the 2005 Form 20-F as Exhibit 4.b.;
	c.	Product licensing and distribution agreement dated October 26, 2004 with Fuzhou Xinmei Biotech Co. Ltd., previously filed with the 2005 Form 20-F as Exhibit 4.c.;
	d.	Office Premises Lease Agreement, previously filed with the 2005 Form 20F as Exhibit 4.d.;
	e.	Stock Option Plan, previously filed with the 2005 Form 20F as Exhibit 4.e.;
	f.	Product licensing and distribution agreement dated August 1, 2004 with Linns Corporation Sdn Bhd of Malaysia, previously filed with the 2005 Form 20-F as Exhibit 4.f.;
	g.	Product licensing and distribution agreement dated October 26, 2004 with He-Yi She Ye Limited, previously filed as Exhibit 4.g with the amended 2007 Form 20-F filed on December 3, 2008;
h.

Distribution agreement dated February 1, 2005 with Esthetics Plus, Inc, previously filed as Exhibit 4.h with the amended 2007 Form 20-F filed on December 3, 2008 as amended and re- filed as Exhibit 4.h with the amended 2007 Form 20-F filed on February 17, 2009;

	i.	Non-competition agreement dated November 13, 2003 with 513947 BC Ltd., Allan Shapiro and Michael Wilby previously filed as Exhibit 4.i with the amended 2007 Form 20-F filed on December 3, 2008;
	j.	Directors’ Service contract with Terrance Owen and 503213 BC Ltd. previously filed as Exhibit 4.j with the amended 2007 Form 20-F filed on March 27, 2009;
	k.	Directors’ Service contract with Peter Chen and 612480 BC Ltd. previously filed as Exhibit 4.k with the amended 2007 Form 20-F filed on March 27, 2009;
	l.	Termination agreement with Norwood Packaging Ltd. ending production agreement (Exhibit 4.b.) previously filed as Exhibit 4.l with the amended 2007 Form 20-F filed on March 27, 2009;
	m.	Amended Stock Option Plan, approved by the shareholders at an Annual General Meeting held on December 11, 2009;
	n.	Office Premises Lease Agreement, dated November 1, 2009.;
5.	List of Foreign Patents
6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries – N/A (the Company has only one subsidiary, Sirona Therapeutics Corp.)
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Documents pertaining to the Change of Auditors - previously filed as Exhibit 10 with the amended 2007 Form 20-F filed on February 17, 2009.
11.	Audit Committee Charter - previously filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.
99.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
99.3	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
99.4	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F A and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated:	December 31, 2009	ALDA PHARMACEUTICALS CORP.

By: /s/ Terrance Owen
Terrance Owen,
President and CEO

ALDA Pharmaceuticals Corp.
635 Columbia Street, New Westminster, British Columbia, V3M 1A7
Telephone: 604-521-8300; Facsimile: 604-521-8322

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended
June 30, 2009 and 2008

ALDA PHARMACEUTICALS CORP.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2009	2008
ASSETS
Current Assets
Cash and Equivalents	$25,977	$341,050
Short Term Investments (Note 4)	1,584,929	2,105,318
Accounts Receivable	53,469	43,166
Inventory (Note 5)	61,834	10,443
Prepaid Expenses and Others	51,198	28,191
	1,777,407	2,528,168
Furniture and Equipment (Note 6)	4,691	5,807
	$1,782,098	$2,533,975

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$56,215	$57,921

SHAREHOLDERS’ DEFICIT
Share Capital (Note 7(a))	5,842,389	5,524,289
Subscriptions Receivables (Note 8)	(113,000)	-
Contributed Surplus – Warrants (Note 7(d))	447,532	447,532
Contributed Surplus – Options (Note 7(e))	1,273,497	1,045,759
Deficit	(5,724,535)	(4,541,526)
	1,725,883	2,476,054
	$1,782,098	$2,533,975

Commitments (Note 10)
Subsequent events (Note 15)
*See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

“Terrance Owen”	Director	“Peter Chen”	Director

ALDA PHARMACEUTICALS CORP.
CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS AND DEFICIT
FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2009	2008	2007
Sales (Note 9)	$282,261	$249,042	256,243

Cost of Sales	(224,687)	(157,234)	(165,920)

Gross Profit	57,574	91,808	90,323

Interest Income	76,181	38,740	-

General & Administration Expenses
Advertising and Promotion	16,144	21,603	12,766
Amortization – Furniture and Equipment	1,955	2,095	8350
– Patent Application and Development Costs	-	4,791	2131
– Intangible Assets	-	5,800	5,800
Conference	10,563	1,891	20
Consulting and Management Fees (Note 7(b) for stock-based compensation)	567,144	1,004,660	308,600
Due Diligence	-	10,000	24,570
Dues and Filing Fees	31,794	44,626	-
Interest and Bank Charges	2,018	2,344	2,714
Investor Relations	132,103	124,065	65,039
Legal and Accounting	72,537	89,723	53,697
Office and Miscellaneous	47,940	35,797	24,008
Product Registration & Development	189,556	375,807	-
Rent	26,320	24,737	28,370
Travel	8,744	17,905	10,259
Wages and Benefits	209,946	302,439	116,633

Total General & Administration Expenses	1,316,764	2,068,283	(572,635)
Net Gain on Legal Settlement (Note 17)	-	-	10,545
Loss and Comprehensive Loss for the Year	(1,183,009)	(1,937,735)	(562,090)

Deficit, Beginning of Year	(4,541,526)	(2,603,791)	(2,041,701)

Deficit, End of Year	$(5,724,535)	$(4,541,526)	$(2,603,791)

Basic Loss Per Share	0.02	0.05	0.02
Diluted Loss Per Share	0.02	0.05	0.02
Weighted Average of Shares Outstanding	49,904,566	42,605,353	22,582,026
*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2009	2008	2007

Operating Activities:
Loss and Comprehensive Loss for the Year	$(1,183,009)	$(1,937,735)	$(562,090)
Items Not Involving Cash
Amortization – Furniture and Equipment	1,955	2,095	8,350
– Patent Application and Development Costs	-	4,791	2,131
– Intangible Assets	-	5,800	5,800
Stock-Based Compensation	336,838	903,565	148,100
Impairment Loss – Patent Application and Development Costs	-	86,238	-
– Intangible Assets	-	104,400	-
	(844,216)	(830,846)	(397,709)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	(10,303)	(18,269)	4,159
Decrease/ (Increase) in Inventory	(51,391)	9,473	11,364
Decrease/ (Increase) in Prepaid Expenses and Others	(23,007)	(20,733)	(3,601)
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	(1,706)	(16,347)	14,764
	(930,623)	(876,722)	(371,023)

Investing Activities:
Patent Application and Development Costs	-	(50,543)	(42,617)
Purchase of Furniture and Equipment	839)	(6,419)	(1,633)
Decrease/ (Increase) in Short Term Investments	520,389	(2,105,318)	-
	(519,550)	(2,162,280)	(44,250)

Financing Activities:
Net Proceeds on Issuance of Shares	-	1,038,725	546,720
Net Proceeds on Exercise of Warrants and Options	96,000	1,985,200	196,200
	96,000	3,023,925	742,920

Increase/ (Decrease) in Cash and Equivalents	(315,073)	(15,077)	327,647

Cash and Equivalents, Beginning of Year	341,050	356,127	28,480

Cash and Equivalents, End of Year	$25,977	$341,050	$356,127
*See accompanying notes to the consolidated financial statements

Supplementary cash flow information (Note 13)

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

1.	NATURE OF OPERATIONS AND GOING CONCERN

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

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as “T36®”. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. During the years ended June 30, 2009, and 2008, the Company experienced operating losses and negative operating cash flows, operations of the Company having been funded by the issuance of share capital. Continued operations are dependent on the Company’s ability to complete public equity financing or generate profitable operations in the future.

	2009 $	2008 $

Deficit	(5,724,535)	(4,541,526)
Working capital	1,721,192	2,470,247

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary, Sirona Therapeutics Corp. (“Sirona”). The name of the subsidiary was changed on January 10, 2006 from ALDA Institute For Preventative Health Care Inc. Sirona is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement. All significant inter-company balances and transactions have been eliminated on consolidation.

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
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e)	Furniture and equipment

Furniture and equipment is recorded at cost and is amortized using the following annual rates:

Furniture and fixtures	20% Straight line
Computer equipment	30% Straight line
Computer software	30% Straight line

For the year of acquisition, the rate is one-half of the above.

f)	Impairment of long-lived assets

The Company reviews for impairment of long-lived assets, including patent application and development costs, intangible assets, and furniture and equipment, on an annual basis or whenever circumstances indicate that the carrying amount of an asset may not be recoverable from expected future cash flows. The assessment of recoverability is made based on projected undiscounted future net cash flows that are directly associated with the asset’s use and eventual disposition. The amount of the impairment loss, if any, measured as the amount by which the carrying amount of the asset exceeds its fair value, which measured by discounted cash flows when quoted market prices are not available.

g)	Patent application and development costs

Patent application and development costs include expenditures attributable to efforts by the Company research and develop and bring to commercial production a new product, as well as to acquire legal protections for its proprietary products, such as trademarks and patents. Research costs are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, recovery of these costs can reasonably be regarded as assured, and future values can be realized, in which case such costs are capitalized. In the latter case, patent application and development costs are amortized on a systematic basis over the patent life of 20 years.

h)	Intangible assets

The carrying values of intangible assets which are determined to have a finite useful life are amortized on systematic basis over the useful life of 20 years. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.

i)	Revenue recognition

The revenue of the Company is primarily derived from the sale of the Company’s T36® product. Revenue is recognized at the time of shipment, at which point risks and rewards over ownership and title of transfer have passed to the customer. At the point of sale, the Company assesses whether collection of the amount billed to the customer is reasonably assured. If collection of the amount is not reasonably assured, the Company defers recognizing revenue until such point as collection is reasonably assured, usually upon receipt of payment. If the customer is not known to the Company, payment in advance is required and the revenue is recognized when the products are shipped. Revenue is recognized net of any expected sales return. Under the Company’s current policy, returns of products are not allowed unless damaged products or the wrong products have been shipped by the Company.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)	Income taxes

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

The Company applies the fair value method of accounting for stock options. Under this method, fair value of options granted is determined using the Black-Scholes option pricing model and is recorded as stock- based compensation expense over the award’s vesting period, with an offsetting amount recorded to contributed surplus. The amount is transferred from contributed surplus to share capital upon exercise of the option.

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

The preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amount of revenues and expenses during the period. Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, and valuation of accounts receivables. Actual results could differ from these estimates.

o)	Foreign Exchange

Assets and liabilities in U.S. dollars have been converted into Canadian dollars using the rate of exchange prevailing at June 30, 2009. Revenue and expenses were translated at the rate of exchange prevailing when the transactions were settled.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive income

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

p)	Financial Instruments

Section 3855 – Financial Instruments – Recognition and Measurement – This section established standards for recognizing and measuring financial instruments in the balance sheets and specifying how unrealized or realized gains and losses are to be presented during the reporting period. In accordance with the new accounting standard, all financial assets and financial liabilities are measured at fair value on initial recognition except for certain related party transactions.

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

The Company’s financial instruments consist of cash and equivalents, accounts receivable, prepaids and accounts payable and accrued liabilities. The fair value of these instruments approximates the carrying amounts due to the immediate or short-term maturity of these financial instruments. The Company has made the following classifications:

Cash and equivalents	Held for trading
Short term investments	Held for trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

q)	Financial Instruments Disclosures and Presentation

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

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

It is management’s opinion that the Company is not exposed to significant interest, currency, credit, and liquidity risk arising from these financial instruments. The Company has transactions denominated in US dollars but exposure to currency risk is immaterial. The Company mitigates its exposure to credit risk by maintaining its primary operating accounts with chartered banks in Canada and constantly monitoring the credit standing of counterparties. The Company manages its liquidity risk through the management of its capital as described in note 13. The Company does not use financial derivatives.

r)	Hedges

Section 3865 – Hedges – This section establishes standards for the Company that chooses to designate qualifying transactions as hedges for accounting purposes. This section builds on Accounting Guideline AcG-13, “Hedging Relationships,” and Section 1650, “Foreign Currency Translation”. The Company does not use hedge accounting and has no hedging relationships.

s)	Capital disclosures

Section 1535, “Capital Disclosures” – This section establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of the entity’s objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital. Please refer to note 13 for the company’s capital disclosures note.

t)	Inventory

Section 3031 – “Inventories” – This section establishes standards for measuring the inventories. The new standards require that the inventories shall be measured at the lower of cost and the net realizable value. This section provides guidelines on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value and reversal of a previous write-down when the value of inventories is evidently increased due to the change in economic circumstances. The use of last-in, first-out method (LIFO) in measuring inventories is not recommended. This section applies to the company’s annual financial statements for its fiscal year beginning July 1, 2008. The adoption of this new section has not materially impacted the financial statements.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, effective for interim and annual periods beginning on or after Oct 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”) IAS 38, “Intangible Assets”. This new standard is effective for the Company’s interim and annual financial statements commencing July 1, 2009. The Company is assessing the impact of the new standard on its financial statements.

As announced by the Canadian Accounting Standards Board (“AcSB”), the financial reporting requirements for Canadian companies will be changed to the use of International Financial Reporting Standards (“IFRS”), replacing Canada’s own GAAP. The changeover date for publicly-listed companies is 2011. The Company has begun reviewing its plan for adopting IFRS for 2011. At this time, the Company has not yet determined the financial reporting impact due to the change in new reporting standards.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2009 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments.

4.	SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments held in the Company’s investment account, having maturity of 12 months or less and are readily convertible to cash.

5.	INVENTORY

Inventory consists of the following:

	2009	2008
Finished goods	$25,607	$8,392
Raw materials	36,227	2,051
	$61,834	$10,443

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

3.	RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED):

6.	FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	Cost	Accumulated Amortization	2009 Net	2008 Net

Furniture and Fixtures	$7,683	$7,683	$-	$-
Computer Equipment	31,374	26,683	4,691	5,807
	$39,057	$34,366	$4,691	$5,807

7.	SHAREHOLDERS’ EQUITY

	a)	Share Capital

Authorized:

Unlimited common shares without par value
Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

	Number of Shares	Share Capital	Contributed Surplus Warrants	Contributed Surplus Options

Balance, July 1, 2006	20,800,404	$1,969,562	$163,413	$41,094
Issued during the year
Private Placement	9,430,000	467,480	404,020	-
Finders’ Fees	-	(6,180)	-	-
Warrant Exercised	1,062,000	120,006	(13,806)	-
Options Exercised	900,000	108,000	-	(18,000)
Options cancelled	-	-	-	(3,000)
Stock-based compensation	-	-	-	151,000

Balance, June 30, 2007	32,192,404	$2,658,868	$553,627	$171,194
Issued during the year:
For cash
Private placements	5,500,000	485,945	279,052	-
Exercise of warrants	11,086,500	2,303,349	(385,147)	-
Exercise of options	650,000	96,000	-	(29,000)
Share issuance costs	-	(13,573)	-	-
Finder’s fees	82,895	(6,300)	-	-
Stock-based compensation	-	-	-	903,565

Balance, June 30, 2008	49,511,799	$5,524,289	$447,532	$1,045,759
Issued during the year:
For cash
Exercise of options	1,830,000	318,100	-	(109,100)
Stock-based compensation	-	-	-	336,838

Balance, June 30, 2009	51,341,799	$5,842,389	$447,532	$1,273,497

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

i)

On September 13, 2006, the Company completed a private placement of 1,430,000 units of the Company at a price of $0.05 per unit for gross proceeds of $71,500. Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.10 per share for a period of 12 months following the closing date.

7.	SHAREHOLDERS’ EQUITY (CONTINUED)

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

iii)

During the year ended June 30, 2007, 900,000 options and 1,062,000 warrants were exercised by the holders at a price of $0.10 per unit for gross proceeds of $196,200. Option values of $18,000 previously recorded in contributed surplus for options were credited to share capital.

iv)

On August 14, 2007, the Company completed a private placement of 2,000,000 units of the Company at a price of $0.12 per unit for gross proceeds of $240,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.24 per share until August 13, 2008 and, thereafter at a price of $0.36 per share until August 13, 2009. Finders’ fees and legal fees in the amount of $13,920 were charged against share capital in connection with the private placement. Warrants were valued at $90,108.

v)

On November 22, 2007, the Company completed a private placement of 3,500,000 units of the Company at a price of $0.15 per unit for gross proceeds of $525,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.30 per share until November 22, 2008 and, thereafter at a price of $0.45 per share until November 22, 2009. 5% finder’s fee in the amount of $15,750 was to satisfied by the delivery of 82,895 common shares of the Company at a deemed price per share of $0.19. Legal fees in the amount of $5,953 were charged against share capital in connection with the private placement. Warrants were valued at $188,943.

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

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

vii)

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 to $0.12 per option for total gross proceeds of $209,000, $113,000 of which had not been received and remained outstanding as at June 30, 2009. Options value of $109,100 previously recorded in contributed surplus for options were credited to share capital.

b)	Stock options

The Company has adopted an incentive share purchase option plan under the rules of the TSX Venture Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 5 years and generally vest either immediately or in specified increments of 25%. No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time. Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes during each year is presented below:

	Year Ended June 30, 2009		Year Ended June 30, 2008		Year Ended June 30, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	4,800,000	$0.42	2,480,000	$0.11	537,647	$0.19
Granted during year
-consulting/officers	900,000	0.24	1,870,000	0.62	2,130,000	0.10

-directors	800,000	0.24	500,000	0.62	1,050,000	0.11
-employees	250,000	0.24	200,000	0.65	350,000	0.10
-investor relations	200,000	0.24	400,000	0.58	-	-
Exercised during year	(1,830,000)	0.12	(650,000)	0.10	(1,587,647)	0.13

Outstanding, end of year	5,120,000	$0.45	4,800,000	$0.42	2,480,000	$0.11

The following table summarizes information about stock options outstanding at June 30, 2009:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable	Exercise Price
550,000	$ 0.20	October 31, 2013	525,000	$ 0.20
1,600,000	$ 0.25	June 4, 2014	1,450,000	$ 0.25
1,820,000	$ 0.50	December 7, 2010	1,767,925	$ 0.50
1,150,000	$ 0.80	May 2, 2011	1,150,000	$ 0.80
5,120,000	$ 0.45		4,895,925	$ 0.46

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

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

7.	SHAREHOLDERS’ EQUITY (CONTINUED)

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

(vi)

On December 12, 2007, the Company granted options to acquire 1,820,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise price of $0.50 with an exercisable term of three years expiring December 7, 2010. 1,270,000 options vested immediately with an estimated fair value of $0.26 per share resulting $333,404 in stock based compensation expense being recognized. 550,000 options shall be vested in equal quarterly installments over a period of 12 to 24 months from the date of grant.

(vii)

On May 2, 2008, the Company granted options to acquire 1,150,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise price of  $0.80 with an exercisable term of three years expiring May 2, 2011. 1,050,000 options vested immediately with an estimated fair value of $0.47 per share resulting $489,234 in stock based compensation expense being recognized. 100,000 options shall be vested in equal quarterly installments  over a period of 12 months from the date of grant.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

7.	SHAREHOLDERS’ EQUITY (CONTINUED)

(viii)

On October 31, 2008, the Company granted options to acquire 550,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise price of $0.20 with an exercisable term of five years expiring on October 31, 2013. 550,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized. 50,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant.

(ix)

On June 5, 2009, the Company granted options to acquire 1,600,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $0.25 with an exercisable term of five years expiring on June 4, 2014. 1,450,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized. 150,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant.

(x)

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 - $0.12 for total gross proceeds of $209,000. Options value of $109,100 previously recorded in contributed surplus for options were credited to share capital.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2009	2008	2007
Consulting/Officers	$138,284	$605,068	$83,600
Investor Relations	73,859	53,707	2,000
Wages and Benefits	124,695	244,790	62,500
Total Stock-Based Compensation	$336,838	$903,565	$148,100

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

7.	SHAREHOLDERS’ EQUITY (CONTINUED)

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2009	2008	2007
Dividend yield	0%	0%	0%
Expected volatility	116.8 - 119.9%	112.3-116.8%	128.90%
Risk free interest rate	1.20 – 2.22%	2.78-3.70%	4.19%
Expected average option term	2 years	2 years	2.25 years

c)	Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below:

	Warrants @ $0.20	Warrants @ $0.10	Warrants @ $0.10	Warrants @ $0.30 (1)	Warrants @ $0.36 (2)	Warrants @ $0.45 (3)	Total
Outstanding, July 1, 2006	3,220,500	5,016,000	-	-	-	-	8,236,500
Granted during Period	-	1,430,000	-	8,000,000		-	9,430,000
Warrants extended	-	-	3,916,000	-			3,916,000
Warrant exercised	-	(80,000)	(982,000)	-	-	-	(1,062,000)

Expired during Period	(3,220,500)	(4,936,000)		-			(8,156,500)
Outstanding, June 30, 2007	-	1,430,000	2,934,000	8,000,000	-	-	12,364,000
Granted during Period	-	-	-	-	2,000,000	3,500,000	5,500,000
Warrant exercised	-	(1,330,000)	(2,934,000)	(4,795,000)	(1,257,500)	(770,000)	(11,086,000)

Expired during Period	-	(100,000)	-	-	-	-	(100,000)
Outstanding, June 30, 2008			-	3,205,000	742,500	2,730,000	6,677,500
Expired during Year	-	-	-	(3,205,000)	-	-	(3,205,000)
Outstanding, June 30, 2009	-	-	-	-	742,500	2,730,000	3,472,500
(1)	Exercisable at a price of $0.30 per share until June 7, 2009, granted pursuant to private placement.
(2)	Exercisable at a price of $0.36 per share until August 13, 2009, granted pursuant to private placement.
(3)	Exercisable at a price of $0.45 per share until November 22, 2009, granted pursuant to private placement.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

7.	SHAREHOLDERS’ EQUITY (CONTINUED)

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2009	2008	2007
Dividend yield	-	0%	0%
Expected volatility	-	112.72-129.97%	128.10%
Risk free interest rate	-	3.54-4.41%	4.20%
Expected average option term	-	2 years	1.85 years

d)	Contributed surplus - Warrants:

There was no activity affecting the contributed surplus for the year ended June 30, 2009. Contributed surplus attributed to the issuance of warrants, and activity during the 2008 year, are summarized as follows:

	2009	2008	2007
Balance, beginning of year	$447,532	$553,627	$163,413
Private Placement (Note 7 (a))	-	279,052	404,020
Warrant Exercised (Note 7 (a))	-	(385,147)	(13,806)
Balance, end of year	$447,532	$447,532	$553,627

e)	Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options, and activity during the 2009 and 2008 years, are summarized as follows:

	2009	2008	2007
Balance, beginning of year	$1,045,759	$171,194	$41,094
Options issued to employees	30,066	72,846	12,000
Options issued to directors	94,629	171,944	53,500
Options issued to consultants	138,284	605,068	85,600
Options issued to investor relations	73,859	53,707	-
Options forfeited / cancelled	-	-	(3,000)
Options exercised	(109,100)	(29,000)	(18,000)
Balance, end of year	$1,273,497	$1,045,759	$171,194

8.	SUBSCRIPTIONS RECEIVABLE

Subscriptions receivable bears interest at prime plus 2% per annum, and is payable by June 30, 2009.

9.	MAJOR CUSTOMERS

a)	For the year ended June 30, 2009, revenue from four major customers accounted for 64% of total revenues (2008: 55% from four customers). Revenue from these customers totaled $174,490 (2008: $137,954)

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

10.	COMMITMENTS

	a)	The Company renewed its lease agreement to lease office premises, with a term of one year. The total minimum lease payment under the agreement is $30,788 payable in 2010.

b)

The Company, as Official Sponsor for the 2010 Winter Games (see Note 14c) committed to a series of material payments to the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games. The terms of this agreement require all commercially sensitive information to remain confidential.

11.	INCOME TAXES

		(i)	As at June 30, 2009, the Company had approximately $3,998,975 (2008 - $3,153,544) of unutilized non- capital losses for tax purposes, which expire as follows:

Year
2009	76,818
2010	60,915
2014	603,255
2015	582,793
2026	463,528
2027	458,538
2028	893,646
2029	859,482
Total	3,998,975

The potential future income tax benefit which may arise from claiming these losses has not been reflected in these financial statements, as the Company’s ability to realize the benefit is uncertain.

(ii)	Following is a reconciliation of the expected income tax benefit from the loss for each year based on the applicable statutory income tax rate, to the actual amount:

	2009		2008
Loss at statutory rate	363,775	30.75%	$635,771	32.81%
Effect of reduction in tax rates	(56,989)		(75,960)
Stock based compensation not deductible for tax purposes	(103,578)		(296,460)
Tax benefit from share issuance costs not recognized	5,517		6,520
Other non-deductible expenses	(11,261)		(1,105)
Increase in allowance for uncertain realization	(197,465)		(268,766)
Increase in tax asset per financial Statements	-		$-

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

11.	INCOME TAXES (CONTINUED)

	2009	2008
Tax losses carried forward	1,199,692	$993,366
Temporary differences – intangible assets	62,748	65,886
Temporary differences – property and equipment	8,702	8,521
Temporary differences – financing costs	5,058	10,962
Net tax asset before allowance for uncertain realization	1,276,200	1,078,735
Allowance for uncertain realization	(1,276,200)	(1,078,735)
Tax asset per financial statement	$-	$-

12.	RELATED PARTY TRANSACTIONS

	a)	During the year ended June 30, 2009, the Company paid consulting fees of $329,208 (2008: $288,813) to companies controlled by directors of the Company.

Effective June 1, 2008, the Company entered into a consulting agreement with the management of the Company.

	b)	During the year ended June 30, 2009, the Company paid rent of $26,320 (2008: $24,737) to a company controlled by a director of the Company.

	c)	During the year ended June 30, 2009, the Company recorded a note receivable of $113,000, of which $102,000 was owing by directors of the Company.

	d)	During the year ended June 30, 2009, the company recorded stock based compensation expense of $176,441 (2008: $562,427) to directors and companies controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

13.	STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION

	a)	Interest received and cash paid in respect to interest and income taxes was as follows:

	2009	2008		2007
Cash received during the year from interest	$76,181	$38,740	$
Cash paid during the year for interest	$0	$0		$1,324
Cash paid during the year for income taxes	$0	$0		$0

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

13.	STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION (CONTINUED)

	b)	Significant non-cash transactions occurring during the 2009 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors, employees and investor relations described in Notes 7 (b), totaling $336,838 was charged to operations for the 2008 year.

	c)	Significant non-cash transactions occurring during the 2008 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors and employees described in Notes 7 (b), totaling $903,565 was charged to operations for the 2008 year.

In connection with the November 22, 2007 private placement, a 5% finder’s fee in the amount of $15,750 was satisfied by the delivery of 82,895 common shares of the Company at a deemed price per share of $0.19.

	d)	Significant non-cash transactions occurring during the 2007 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors and employees described in Notes 7(d), totaling $148,100, was charged to operations for the 2007 year.

14.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital is to maintain sufficient cash resources to support its research and development activities, pre-clinical trial program, intellectual property protection and expansion on its T36® technology. The Company includes shareholders’ equity and cash and its equivalent in the definition of capital. The Company does not have any debt obligation other than trade accounts payable. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

15.	SUBSEQUENT EVENTS

a)	Subsequent to the year ended June 30, 2009, 742,500 warrants at an exercise price of $0.36 per warrant expired unexercised.

b)

The Company closed a private placement for total gross proceeds of $1.5 million. A total of six million units of the Company were issued at a price of 25 cents per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common of the Company at a price of 40 cents per common share for a period of 12 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

15.	SUBSEQUENT EVENTS (CONTINUED)

c)

On July 15, 2009, ALDA Pharmaceuticals Corp. named Official Supplier for the 2010 Winter Games. ALDA has exclusive rights as an Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products product category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games.

16.	SEGMENTED INFORMATION

The Company’s assets as well as sales are all located and have occurred all in Canada.

17.	GAIN ON LEGAL SETTLEMENT

During the 2005 year, the Company commenced legal action against a competitor with respect to certain alleged defamatory statements made by the competitor. This claim was settled effective July 12, 2006, by an agreement under which the Company was to receive an amount of $15,000 from the competitor. The proceeds of the settlement, net of associated legal costs in the amount of $4,455, have been recognized in the Statement of Operations and Deficit for the period ended June 30, 2007.

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash, accounts receivable, share subscriptions receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and cash equivalents are held through a large Canadian financial institution. Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any one counterparty. The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

b)	Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at June 30, 2009, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

c)	Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)	Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates.

In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles in Canada (“Canadian GAAP”) which are substantially the same as principles applicable in the United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”), except for the following:

a)	Comprehensive income:

Statement of Financial Accounting Standards No. 130 requires the reporting of Comprehensive Income. Comprehensive income includes net income plus other comprehensive income. Other comprehensive income includes all changes in equity of a company during the period arising from non-owner sources. The Company did not have any other comprehensive income during the years ended June 30, 2009 and 2008.

b)	Product development costs:

Under Canadian GAAP, product development costs are charged as an expense in the period incurred except in circumstances where the market and feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized. US GAAP requires that these expenditures be expense in the year incurred. The Company has not capitalized any product development costs during the years ended June 30, 2009 and 2008.

c)	Recent United States Accounting Pronouncements:

Selected recent pronouncements issued by the Financial Accounting Standards Board (“FASB”) are summarized below. None of these changes are expected to have a material impact on the financial statements of the Company.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations (SFAS 141R). SFAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development, and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal periods beginning after December 15, 2008. We will adopt SFAS 141R on July 1, 2009. This standard will change our accounting treatment for business combinations on a prospective basis.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations (SFAS 141R). SFAS 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal periods beginning after November 15, 2008. Accordingly, the Company will adopt SFAS 161 on July, 2009. Adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in accordance with GAAP. With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards

No. 169, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company has evaluated the new statement and has determined that it will not have a significant impact on the determination or reporting of the Company’s financial results.

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60." SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements. SFAS 163 will be effective for financial statements issued for fiscal years beginning after December 15, 2008. We will adopt SFAS 163 on July, 2009. The Company does not expect the adoption of SFAS 163 will have a material impact on its financial condition or results of operation.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events," which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The pronouncement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective with interim and annual financial periods ending after June 15, 2009. We will adopt SFAS 160 on July, 2009. Management has evaluated the impact of the adoption of SFAS 165 and it has had no impact the Company's results of operations, financial position or cash flows.

ALDA PHARMACEUTICALS CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement” (“SFAS 166”). SFAS No. 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability. SFAS 166 was established to clarify derecognition of assets under FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 166 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009. We will adopt SFAS 166 on July 1, 2009. The Company has determined that the adoption of SFAS No. 166 will have no impact on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 eliminates the exception to consolidate a qualifying special-purpose entity, changes the approach to determining the primary beneficiary of a variable interest entity and requires companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. SFAS No. 167 becomes effective for the Company’s fiscal 2011 year-end and interim reporting periods thereafter. The Company does not expect SFAS No. 167 to have a material impact on its financial statements.

In July 2009, the FASB issued SFAS No. 168, "FASB Accounting Standards Codification" ("SFAS 168"), as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. Management is currently evaluating the impact of the adoption of SFAS 168 but does not expect the adoption of SFAS 168 to impact the Company's results of operations, financial position or cash flows.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”). FSP 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133. Convertible debt instruments within the scope of FSP 14-1 are not addressed by the existing APB 14. FSP 14-1 would require that the liability and equity components of convertible debt instruments within the scope of FSP 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Company’s fiscal year beginning July 1, 2009 and will be applied retrospectively to all periods presented. Adoption of this standard is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

20.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

ALDA Pharmaceuticals Corp.
635 Columbia Street, New Westminster, British Columbia, V3M 1A7
Telephone: 604-521-8300; Facsimile: 604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

For the year ended

June 30, 2009

October 28, 2009

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

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.1	DATE

This Management Discussion and Analysis (“MD&A”) is dated October 28, 2009 and should be read in conjunction with the consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the year ended June 30, 2009. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

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

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc., (“the Qualifying Transaction”) and a $1.2 Million financing arranged by Canaccord Capital Corporation (“the Financing”). ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol “APH” and on the OTC BB under the symbol “APCSF”.

ALDA has developed a patented infection control formulation, referred to as T36®, a mixture of ethanol, o-phenylphenol, benzalkonium chloride and other ingredients (including lemon fragrance and water). All of these component chemicals are bio-degradable.

Manufacturing and sales agreements

Canada
The Company has no manufacturing agreements in place. On February 23, 2009, the Company entered into a non-binding Letter of Intent to purchase all of the business and undertakings of a pharmaceutical manufacturing firm. On June 23, 2009, the Company issued a news releases stating that the Company was not going to proceed with the proposed acquisition.

An agreement between Group 270 Sales and Marketing Inc. (“Group 270”) and ALDA was established on November 17, 2006. On June 15, 2009, the Company provided Group 270 with 60 days notice that the Company was terminating the agreement as of August 15, 2009. Accordingly, the agreement ended on August 15, 2009.

China
On October 6, 2004, ALDA entered into an agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”) to manufacture and distribute ALDA’s products in Fujian province in China. On August 31, 2006, an agent acting on behalf of Fuzhou (“the Agent”), received a Certificate of Approval from the Fujian Centre of Disease Control for T36® Disinfectant after the product passed all of the required tests. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. The Certificate of Approval allowed the Agent to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. On April 19, 2007, a manufacturing certificate (Certificate of Approval (Health ID. No. 0109) was granted to the Agent in China for a period of four years from April 19, 2007 to April 18, 2011 and is renewable by filing an application for renewal 6 months before the expiry date.

In May 25, 2007, Fuzhou’s agent in China established a new company, He-Yi She Ye Limited (“He-Yi”) and the agreement with Fuzhou was transferred to He-Yi and expanded to cover marketing in all of China. He-Yi has the right to distribute ALDA’s products in China subject to ALDA’s approval of each distributorship, and has established a manufacturing facility for production of the T36® formulation.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Manufacturing and sales agreements (continued)

China
The Agreement with He-Yi is effective until April 18, 2011 (“the Initial Term”). Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, (“the Renewals”) provided that ALDA and He-Yi have each met all of their obligations under the Agreement and provided that He-Yi is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109) that has been granted by the Ministry of Health of the People’s Republic of China and expires on April 18, 2011. Any renewals will reflect current market conditions in the territory served by He-Yi at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate

For the first 3 years after production is started by He-Yi and within 6 months after production is started by He-Yi, ALDA and He-Yi are to establish minimum sales levels and, thereafter, after each new distributorship is established. He-Yi will pay ALDA a royalty, based on the gross revenues received by He-Yi for all of ALDA’s products sold in China according to the agreement that is provided as Exhibit 4g accompanying the 1st amendment to the 2007 Form 20-F that was filed on EDGAR on December 3, 2008.

ALDA, at ALDA’s discretion, will have the right to buy product from He-Yi. At the request of ALDA and with the authorization of ALDA, He-Yi agrees to direct ship ALDA’s products for ALDA, at ALDA’s expense, to anywhere in the world.

As of the date of this report, the agreement is in good standing. On April 8, 2008, the Company announced that He-Yi had secured four contracts for the distribution of T36® Disinfectant in China. Evergreen Health Care committed to minimum sales of 1 million RMB in Hong Kong and Macau for a period of one year. According to information provided to the Company, the minimum sales levels were not met by Evergreen Health Care. Jin Wei Kai Medical Technology Limited and Jin Qin Scientific Development Ltd. committed to 4.8 Million RMB each over three years in northern China (Beijing) and central China (Wu Hang), respectively, and Wondfo Biotech Co. Ltd. to 3 million RMB in southern China (Guang Zhou) over three years. The total sales potential of all four contracts was estimated to be 13.6 Million RMB or nearly CDN $2 million at the current exchange rate. The Company will realize a royalty as described above on any sales achieved by He-Yi.

United States
There are no sales or manufacturing agreements in place in the United States.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

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

API filed patent application #PCT/CA2002/001284, “A wide spectrum disinfectant”, on August 20, 2002. All rights to the patent application were transferred from API to the Company on completion of the Qualifying Transaction on November 13, 2003. A summary of subsequent events in each jurisdiction is presented below.

Canada
On February 18, 2005 the Canadian Intellectual Property Office (“CIPO”) received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO and the Company was advised that a response was required by October 8, 2009. On the advice of the Company’s patent lawyers, the Company decided to temporarily abandon the Canadian patent application to defer costs and the abandonment was deemed effective by CIPO on October 8, 2008. However, the patent application was reinstated and a response to the Office Action was submitted to CIPO prior to the revised deadline of October 8, 2009.

European Union
On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) which assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information and to conduct certain experiments to support the claims that were made in the application. The Company completed both the literature research and the laboratory studies and, on December 19, 2008, submitted the response to the second Office Action to the EPO. A third Office Action, dated August 13, 2009, was provided to the Company by the EPO and a response from the Company is required by December 13, 2009.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Patents (continued)

China
On June 25, 2005 the Company was notified that the PCT application was accepted for national examination by the Patent Office of the People’s Republic of China (“Chinese Patent Office”) and assigned Patent Application Number 02829642.7. On August 11, 2005, the Chinese Patent Office accepted a Request for Substantive Examination from the Company. The application was published in the Chinese Patent Gazette on October 19, 2005, under Publication No. CN1684711A and entered into Substantive Examination. On February 5, 2006, the Company filed a Voluntary Amendment to the original patent application to correct certain minor errors in the original application. On June 2, 2006, the Chinese Patent Office provided an Office Action which requested certain additional amendments to the patent application. On December 18, 2006, the Company filed its response to the Office Action. The Company was notified by the Chinese Patent Office that the Chinese patent had been allowed, effective June 8, 2007. Amendments to the original patent application were then drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the Chinese patent expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. At the time of this report, no further developments have occurred with this Chinese patent application. On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.

United States
US Patent #7,338,927
On February 18, 2005, the US Patent and Trademark Office (“USPTO”) received the PCT patent application and assigned it Patent Application Number 10/525,110. The patent application was published by the USPTO on December 22, 2005, under Publication Number US 2005/0282727. On July 27, 2006, the Company received that first Office Action from the USPTO which required clarification or modification of certain claims made in the patent application. The Company was required to respond to the Office Action by October 27, 2006 and did so on October 26, 2006 with amendments to the claims that required clarification or modification. On February 7, 2007 the USPTO provided the Company with a Notice of Allowance for the US patent with all claims made by the Company accepted by the USPTO. A Notice of Allowance is not a grant of a patent and is subject to withdrawal by the USPTO or on petition by the Company. The Company then filed certain minor, voluntary amendments to the patent application and a second Notice of Allowance, dated June 8, 2007 was provided by the USPTO. On February 15, 2008, the Company was advised that a Notice of Allowance had been received from the USPTO projecting that the US patent would be issued on March 4, 2008. As scheduled, U.S. Patent Number 7,338,927 was issued on that date and provides protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022. The patent can be viewed on the website of the USPTO.

U.S. patent #7,560,422
Amendments to the original patent application were drafted by the Company and submitted to the USPTO as a U.S. Continuation Patent Application in December, 2007. The amendments to the US patent expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On July 14, 2009, the USPTO issued U.S. Patent Number 7,560,422. The new patent is a continuation of US Patent Number 7,338,927 that was issued on March 4, 2008 and provides further protection for ALDA's T36® formulation until August 20, 2022. The new patent includes claims to additional aspects of the T36® formulation, including the use of T36® as a component of a personal lubricant, in a method of preventing or reducing the transmission of a sexually transmitted diseases including Herpes, Chlamydia and HIV and for use in sanitizers and cleansers in creams, ointments and wipes.

Singapore
The Company has decided to abandon the patent application in Singapore because the cost is relatively high for the small market represented. With the granting of the Chinese patent, other patents in Asia were deemed to be unnecessary.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Patents (continued)

Australia
On March 15, 2005 the PCT application was accepted for national examination by the Australian patent office on March 15, 2005 and assigned with Patent Application Number 2002322916. On October 24, 2006, the Australian patent office provided the Company with a Direction to Request Examination. Under Australian Patent law, such examination must be requested within five years of the filing date or within six months of receiving a direction from the Australian Patent Office, whichever is sooner. On October 10, 2007 the Company announced that the Australian Patent Office had accepted the patent application with no objections. On December 4, 2007, a divisional application was filed at the Australian Patent Office. As in the case of the amendments prepared for the Chinese Patent Office, CIPO and the USPTO, the divisional application provides amendments to the Australian patent that expand the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). A response from the Australian Patent Office, concerning this application is still pending. On February 22, 2008, the Company announced that Australian Patent Number 2002322916 has been issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On March 3, 2008, the Company was notified that the divisional application had been assigned Serial No. 2007237333 with an official filing date of August 20, 2002. Examination of the application was requested by the Company on June 3, 2008. On September 3, 2009 the Australian Patent Office issued a Notice of Acceptance for the new patent. At the time of writing, the Company has no assurance that the new Australian patent be granted at all and, if it is granted, the Company cannot estimate when it will be granted or what claims will be allowed and protected, if any.

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

On January 13, 2009, the Company was notified by its patent lawyers that an International Search Report (ISR) and Written Opinion was issued by the International Searching Authority (ISA) on December 18, 2008. As part of the PCT patent process, the ISA performs a search of prior art to identify any relevant art that may impact the patentability of a PCT application. Generally, “prior art” consists of everything which has been made available to the public anywhere in the world, for example, by means of a written disclosure (including drawings and other illustrations). The prior art is “relevant” if it is capable of being of assistance in determining whether an invention, as claimed, is new and involves an inventive step and was made available to the public before the international filing date. The ISA then issues a preliminary and non-binding Written Opinion. This Written Opinion is an assessment by an Examiner on whether or not a patent application conforms with respect to certain requirements for patentability. As disclosed above, references cited in the Search Report and Written Opinion were submitted to the USPTO on January 5, 2009 in an Information Disclosure Statement (“IDS”) relating to the new US CPA.

The claims made in this particular PCT application were purposefully very broad. Accordingly, the examiner for ISA found a number of patents and other literature that, in the opinion of the examiner, represented prior art. At this time, the Company does not need to take any action if National Examination of the PCT application is requested by September 20, 2010. The Company intends to request the National Examination before this deadline. Then, as the National Examiners provide their responses to the PCT application, the Company can respond by arguing against the opinions of the Examiners, or amending the claims.

At the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

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

The Company also successfully trademarked the Company’s logo in Canada on July 16, 2004 and in the United States on January 18, 2005, also as a Principal Register mark. On March 3, 2008, CIPO accepted applications filed by the Company to register “T36 Disinfex” (File No. 1385140) and “T36 Safe-T-Cide” (File No. 1385134) as trademarks in Canada. Both trademarks were advertised in the Trade-marks Journal on November 12, 2008. For a period of two months after a trademark is advertised in this manner, opposition to the proposed trademark can be filed. Although the Company’s management conducts due diligence before attempting to register any trademarks in order to avoid infringement on any existing trademarks or trademarks for which applications have been submitted, there is no guarantee that trademarks will be issued or that trademarks will not infringe on the trademarks of other companies or that other companies will not take action against the Company for trademark infringement. Within the two month period after November 12, 2008, Triosyn Holdings Inc. (“Triosyn”) filed a statement of opposition to the proposed trademark, “T36 Disinfex”. On February 6, 2009, the Company was advised that the Trademarks Office had granted Triosyn an extension to April 12, 2009 to file a formal Statement of Opposition. On May 22, 2009, the Company was advised that Triosyn had not filed a Statement of Opposition and that the CIPO had provided a Notice of Allowance for the trademark “T36 Disinfex”. Upon filing of an executed Declaration of Use and payment of the prescribed registration fee, the trademark will proceed to registration. At the time of writing, there is no further information on the registration of the trademark.

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

Efficacy studies - T36® Disinfectant

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericide, virucide, fungicide or tuberculocide). In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against bacteria, fungi and viruses. The types of surfaces tested were hard non-porous surfaces unless otherwise noted.

1.An efficacy study, dated February 10, 1997, was conducted by British Columbia Research Inc. (Vancouver, Canada) under the supervision of Dr. Ernie Lee. The organisms tested were four strains of bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcescens, and Mycobacterium tuberculosis) one strain of yeast (Candida albicans), spores from one strain of fungus (Aspergillus fumigatus) and two strains of viruses (Herpes Simplex Virus-1 and Poliovirus-1) in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate Twenty five replicates of each organism at low levels, ranging from 38 to 177 cfu’s/ml (colony forming units/ml) were dried on microscope cover slips and exposed to

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

T36® Disinfectant for varying times. The studies demonstrated that no growth occurred for any of the replicates. It was concluded that T36® Disinfectant was 100% effective against all five organisms after 10 minutes or longer contact times. At shorter contact times, the kill rate for all 5 organisms ranged from 95.5% to 97.2% after a 1 minute exposure and 98.7 and 99.0% after a 5 minute exposure.

2.

An efficacy study, dated June 6, 1997, was conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital. Twenty replicates of Mycobacterium tuberculosis at approximately 10[7]cfu’s/ml were dried on microscope cover slips and exposed to T36® Disinfectant for varying times. The studies demonstrated that the kill rate was 99.99997% (a reduction of log10 = 6.46) and 99.99998% (a reduction of log10 = 6.59) after a 10 minute exposure. The requirement for a disinfectant to be designated as “Tuberculocidal” by Health Canada is a log10 reduction of 6.0 or greater.

3.

Efficacy studies were conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, completed on February 23, 2000. The organisms tested were Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, Human Immunodeficiency Virus Type I, Herpes simplex Virus Type 1, Trichophyton mentagrophytes and Poliovirus Type 1, in compliance with test standards accepted by the Environmental Protection Agency (“EPA”) of the United States.

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
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

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

Toxicology studies

Toxicology is the study of the adverse effects of chemical, physical or biological agents on living organisms and the ecosystem, including the prevention and amelioration of such adverse effects. The toxicology studies listed below were conducted with T36® Disinfectant in the United States by Product Safety Labs in East Brunswick, New Jersey, USA and completed in November, 1999.

  Acute Oral Toxicity Study in Rats - This test determines the amount of a substance that kills 50% of the test population of experimental animals when administered as a single dose. Five thousand milligrams of T36® Disinfectant per kilogram of bodyweight was administered orally to ten healthy rats. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days. Bodyweights were recorded prior to administration and again on Days 7 and 14. Necropsies were performed on all animals at terminal sacrifice. All animals survived and gained weight during the study. Following administration, most animals exhibited piloerection (erection of the hair), hunched posture and/or were hypoactive. Apart from one female that exhibited reduced fecal volume between Days 0 and 5, all affected animals recovered from the above symptoms. Based on the results of this study, the single dose acute oral LD50 of T36® Disinfectant is greater than 5,000 mg/kg of bodyweight

  Primary Skin Irritation Study in Rabbits - This test determines the potential for a substance to produce irritation after a single topical application. Five-tenths of a milliliter of T36® Disinfectant was applied to the skin of three healthy rabbits for 4 hours. Following exposure, dermal irritation was evaluated and no dermal irritation was noted at any dose site during the study. Based on the results of this study, T36® Disinfectant is classified as non- irritating to the skin.

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
  Ocular irritation was evaluated and, based on the results of this study. T36® Disinfectant is classified as moderately irritating to the unrinsed eye and severely irritating to the rinsed eye.

  Acute Inhalation Toxicity Study in Rats - This test determines the potential for a substance to produce toxicity from a single exposure via the inhalation route. Ten healthy rats were exposed to T36® Disinfectant vapours at a closed chamber at a concentration 2.02 mg/L for 4 hours. The animals were observed for mortality, signs of gross toxicity, and behavioral changes at least once daily for 14 days thereafter. Bodyweights were recorded prior to exposure and again on Days 7 and 14. All animals survived exposure to the test atmosphere and gained bodyweight over the 14-day observation period. During the exposure, the rats Exhibited ocular and nasal discharge, shortness of breath, irregular respiration, shallow respiration, hunched posture and hypoactivity. With the exception of ocular and nasal discharge and shallow respiration, similar clinical signs persisted in all animals upon removal from the exposure chamber. Some animals also developed noisy breathing, reduced fecal volume and/or a prone posture, but all rats recovered from these symptoms by Day 11 and appeared active and healthy for the remainder of the study. Necropsy findings at terminal sacrifice were unremarkable. Based on the results of this study, the single exposure acute inhalation LC50 of T36® Disinfectant is greater than 2.02 mg/L.

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
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

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

The efficacy and toxicology studies described above, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies were incorporated into the pre-IND package that was presented to the FDA in July, 2008 and are being included in the IND submission, described below, that is being prepared for the FDA.

The Company is also in various stages of development of other products describe below. Unless otherwise indicated, the Company has not determined, for any of these proposed products, when or if manufacturing will be started, revenues will be realized, any further testing will be conducted or registrations will be pursued in any jurisdiction outside Canada. If any further testing or registrations are undertaken, it is not known how much time or funding such testing would require or how long it will take the regulatory bodies to approve the products for marketing by the Company or if the regulatory bodies will approve the products at all. There are active competitors that are already well established in the markets selected by the Company. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would, in turn, lead to reduced revenues.

T36 DisinfexTM Spray and Wipes: An application was filed with Health Canada to allow T36® Disinfectant to be sold under the name “T36 DisinfexTM”. This name change was approved on September 10, 2009 under the original DIN 02231344. This is the original T36® formulation that is now being manufactured and marketed as a personal disinfectant packaged in small personal-sized liquid spray bottles and as wipes in canisters. The original packaging sizes will also be marketed under the new name.

  T36 DisinfexTM Disinfectant Cleaner Wipes: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant). It has also passed internal company efficacy and cleaning testing. This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36® Disinfectant, but need a more economical product that also cleans surfaces. The Health Canada DIN for this product is 02272989. On July 17, 2008, the Company received DIN 02314134 for this same product but renamed to “T36 DisinfexTM Disinfectant Cleaner. This product will be sold as wipes contained in the same canisters as T36® Disinfectant.

  T36® Disinfectant Cleaner CONCENTRATE: Testing has been completed this product and it is registered with Health Canada (DIN 02278820). This product is now being shipped to distributors in Canada as reported by the Company in a news release dated November 17, 2008.

  T36® Hand Sanitizer: In February 2006, the Company started marketing a generic 62% ethanol hand sanitizer (Health Canada DIN 02247771) under its own name through its current distributors to existing customers. This product has been discontinued now that the Company’s own T36® Antiseptic Hand Sanitizer, described below, is being marketed.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

  T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes: In October, 2007, the Company applied to Health Canada for a DIN for a new Antiseptic Hand Sanitizer Gel. DIN 02314320 was issued by Health Canada on July 22, 2008 as announced by the Company in a news release dated July 23, 2008. The new DIN allows the Company to sell its first product for human use. This product consists of 0.15% BZK in 70% ethanol and, unlike standard 62% ethanol hand sanitizers, has been demonstrated in testing conducted by ATS Labs in Eagan, MN to be effective against Norwalk-like viruses as announced by the Company in a news release dated January 30, 2009. In the testing, Feline Calicivirus was grown to a log10 titer of 6.5 and exposed to the product for up to 5 minutes. After 5 minutes, the Company’s product reduced the viral titer by 98.2%. The 62% ethanol product had no effect in the same time period. The product also kills the H1N1 influenza virus within 15 seconds in testing conducted by Bioscience Labortories, Inc. in Bozeman, MT as announced by the Company in a news release dated August 7, 2009. In this testing H1N1 Virus (Swine-like H1N1 Influenza A virus Strain A/California/04/2009) was grown to a log10 titer of 6.75 and exposed to the Company’s product for up to 1 minutes. The maximum measurable kill rate of or 99.994%, a log10 reduction of 4.75, was achieved in 15 seconds. On January 6, 2009, DIN 02321424 was issued by Health Canada for T36®Antiseptic Hand Sanitizer in liquid form. This new product complements the T36® Antiseptic Hand Sanitizer Gel and allows the formulation to be manufactured and sold as a spray. On January 19, 2009, DIN 02321947 was issued by Health Canada for T36®Antiseptic Hand Sanitizer Wipes which will incorporate the liquid Antiseptic Hand Sanitizer into wipes contained in canisters and individual sachets.

  T36® Medicated Hand Cleanser: DIN 02322501 was issued for this product on February 3, 2009. The formulation contains 1% Triclosan. There are no definitve plans to market this product but it may be offered to medical and consumer markets as a supplement to the Company’s other products at some time.

  T36® Anti-viral Soap: The Company has developed a proprietary anti-viral, anti-bacterial soap. Preliminary testing of this product at BC Research, Inc. was conducted under the supervision of Dr. Ernie Lee. The soap was tested against three strains of test bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa and Serratia marcescens) and one strain of viruses (Herpes Simplex Virus type 1) at various concentrations at various contact times ranging from 1 minute to 10 minutes. In these tests, all bacteria were killed by the soap diluted up to 500 times within 1 minute. A substantial bacterial population reduction was found even when the bacteria were exposed to higher soap dilutions of 1/1000. In addition to bactericidal effectiveness, preliminary results indicated that the soap inactivated Herpes simplex, although an exact endpoint could not be determined due to toxicity of the soap towards the cultured cells used to propagate the virus. Further testing would have to be conducted to determine virucidal activity. For Health Canada or FDA registration, additional testing, including human trials would be required. If the Company decides not to fund these activities, a licensing arrangement may be appropriate.

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
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

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

  T36® Hand hygiene products: The Company is planning on providing the T36® formulation in the form of a gel, spray and wipes, for hospital use as a hand sanitizer in nursing stations, patient rooms, hallways, washrooms, etc. and for sale to consumers through retail outlets. After any further required tests, including the MIC, Time Kill and AD studies, are completed for the T36® Skin antiseptic and first-aid ointment as discussed in the preceding paragraph, additional studies are required to establish the efficacy and safety when used repeatedly over a period of time as one would expect with hand hygiene products. After submission of the IND these studies are described below and will include at least the In-vitro Dermal Test, a Pilot Clinical Evaluation, Full Pre-operative Clinical Evaluation and the Insult Patch Test. Once these tests were successfully completed, human clinical trials may be approved by the FDA.

  T36® Topical infection treatment: The body normally hosts a variety of microorganisms, including bacteria and fungi. Some of these are useful to the body. Others may multiply rapidly and form infections. Approximately sixty percent of microbial infections are systemic, meaning that the infections are spread throughout the body, leaving 40% of microbial infections that are topical, i.e., occur on the surface of the body. Topical fungal infections include mold-like fungi that cause athlete's foot, jock itch and ringworm, and yeast-like fungi that can cause diaper rash, oral thrush, cutaneous candidiasis and some cases of genital rashes. Bacterial infections, such as Staphylococcus can also infect the skin, particularly if a patient has a preceding skin condition, such as eczema. The Company’s T36® formulation can be used to treat such topical infections and anecdotal evidence has shown that it can be used to treat such conditions as athlete’s foot and toenail infections. As in the case of the T36® Hand hygiene products described in the preceding paragraph, the In-vitro Dermal Test, a Pilot Clinical Evaluation, Full Pre-operative Clinical Evaluation and the Insult Patch Test must be conducted to simulate the proposed application. After these tests are completed, the FDA may permit human trials to begin.

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
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

the composition, method of preparation and use of T36® formulations that also contain steroids, anesthetics or analgesics.

Testing for of the T36® formulation for therapeutic indications

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

  Six species of bacteria were completely killed after 30 seconds of exposure, including VRE (Vancomycin- Resistant Enterococcus), MRSA (Methicillin-Resistant Staphylococcus aureus) and MDR (Multi-Drug Resistant) Enterococcus faecium. These three species of bacteria are critical concerns in hospitals, nursing homes and other medical facilities based on their resistance to many antibiotics and other treatments. The clinical testing was completed according to the standards required by the FDA in the US, Health Canada and the European Medicines Agency, which included exposure of the bacteria to T36® for periods ranging from 30 seconds to 30 minutes. In other tests that were conducted for internal purposes, Staphylococcus aureus and Pseudomonas aeruginosa were completely killed by T36® with 15 seconds.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

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

  Ten different types of viruses were killed completely by the T36® formulation. Of these, 5 types were killed within the minimum 30-second time required by the FDA, including Herpes Types I and II and Influenza B. The remaining 5 types, including Polio and Hepatitis A, the hardiest viruses, were killed within 1 to 3 minutes.

Having completed all five preliminary clinical tests, Terrance Owen, President of the Company, and Dr. Hibbard attended a “pre-IND” (pre-Investigational New Drug) meeting with the FDA on July 15, 2008. Dr. Hibbard prepared an information package for the pre-IND meeting for the FDA by including all of the efficacy and toxicology testing results obtained by ALDA since 1996. The purpose of the pre-IND meeting was to determine what further testing, if any, is required by the Company to satisfy the requirements of the FDA to allow human trials. The conclusion provided by the FDA was that the information submitted by the Company was satisfactory to allow single-use testing of T36® on humans after further non-human testing was completed. By “single-use applications”, the FDA means use as a pre-surgical and pre-injection skin antiseptic that is swabbed on to the skin once. The tests required before human trials are allowed are “Time kill Evaluation”, “MIC (Minimum Inhibitory Concentration) Evaluation” and “Percutaneous Absorption and Cutaneous Disposition” through human skin as described below. Protocols for theses tests, described below have been prepared and submitted to the FDA for approval.

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

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

  Percutaneous Absorption and Cutaneous Disposition (“AD studies”)- Fresh human skin samples are incubated for 24 hours with the epidermal surface exposed to each ingredient of a test substance and the complete test substance formula in a flow-through diffusion cells. The amount of each test article absorbed across the skin into the receptor fluid is determined by liquid chromatography and tandem mass spectrometry. Disposition of each of the test substances in the various skin layers is also determined using the same methods. These tests evaluate the rate and amount of each test substance absorbed across viable human skin after in vitro exposure and the disposition of each test substance in layers (stratum corneum, epidermis, and dermis) of viable human skin.

As of the date of this report, the MIC and Time Kill protocols have been approved by the FDA with minor modifications that are acceptable to the Company. The protocols for the AD studies have not been reviewed as of the date of this report.

On September 8, 2009, IND #102,487 was submitted to the FDA. On September 24, 2009, the FDA advised the Company that a 21-Day Cumulative Irritation Patch Test (“Irritation Test”) would also be required and requested that the Company submit a protocol for such a study. The objective of this test is to assesses the irritation caused by topical products and chemicals over 21 days of continuous exposure of the skin. The test substance is incorporated into patches that remain on the skin for a period of time and are replaced from time to time to maintain continuous exposure to the skin.

The budget for all of the testing that may be required has not yet been established and it is not known how long the testing may take. After the results, if the testing is successful, are reported to the FDA, permission may be granted to undertake human trials of T36® applied to the skin a single time. At this time, it is not known if the FDA will approve the remaining protocols as submitted or require changes to the protocols. If changes are required, it is not known how long it will take for the Company to submit modified protocols and if the modified protocols will be accepted by the FDA. It is not known how many revisions of the protocols will be required by the FDA. It is not known if the requirements of the FDA will change or not while the Company attempts to have its protocols approved. If the protocols are approved, it is not certain when or even if the Company will proceed with the testing after the protocols have been approved by the FDA.

For additional indications that require repeated applications, such as a hand sanitizer or athlete’s foot treatment, additional tests may include, but not necessarily be limited to the following tests.

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

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

  Pharmacokinetics describes how the body affects a specific drug after administration and examines the extent and rate of Absorption, Distribution, Metabolism and Excretion, commonly referred to as the “ADME” scheme. Absorption is the process of a substance entering the body. Distribution is the dispersion or dissemination of substances throughout the fluids and tissues of the body. Metabolism is the irreversible transformation of parent compounds into daughter metabolites. Excretion is the elimination of the substances from the body. In rare cases, some drugs irreversibly accumulate in a tissue in the body. The pharmacokinetic properties of drugs may be affected by elements such as the site of administration and the concentration in which the drug is administered. These may affect the absorption rate. The objective of the ADME studies are to determine if the test substance or any of its components are absorbed and if any absorbed components are metabolized into harmful chemicals that may or may not accumulate in the body. Depending on the results obtained from the Percutaneous Absorption and Cutaneous Disposition tests described above, if the T36® or its components are not absorbed by the skin, the pharmacokinetics tests may not have to be conducted for repeated application of T36® to the skin.

  Insult patch test – The objective of this test is to evaluate the effect, if any, of prolonged and repeated exposure of the skin to the test substance. The “Induction Phase” of this study incorporates the test substance into a series of patches that are applied to the skin of 50 subjects repeatedly for periods of time and then removed. After a rest period, new patches are applied. This process is repeated over a period of time with a number of new patches and after completion of this phase, the reaction of the skin is evaluated. The “Challenge Phase” takes place some time after application of the final induction patch. Challenge patches are applied to previously untested sites, adjacent to the original induction patch sites. The reaction of the skin is evaluated 24 to 48 hours after application and the subjects are asked to report any delayed reactions which might occur after the final challenge patch reading.

The protocols for these tests will have to be submitted to the FDA for evaluation and, if approved, the testing may be permitted to take place. If successful testing is reported to the FDA, permission may be granted to undertake human trials for the indications requiring repeated or prolonged exposure to T36®. At this time, it is not known if the Company will proceed with these tests and if the Company does decide to proceed with the preparation of the protocols, if FDA will approve the protocols as submitted or require changes to the protocols. If changes are required, it is not known how long it will take for the Company to submit modified protocols and if the modified protocols will be accepted by the FDA. It is not known how many revisions of the protocols will be required by the FDA. It is not known if the requirements of the FDA will change or not while the Company attempts to have its protocols approved. If the protocols are approved, it is not certain when or even if the Company will proceed with the testing after the protocols have been approved by the FDA.

When permitted, human trials are normally conducted in 3 phases, with a detailed protocol for each phase provided to the FDA for approval to proceed. At the end of each phase, the results are analyzed and submitted to the FDA and, if acceptable, the trial continues to the next phase:

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
FOR THE YEAR ENDED JUNE 30, 2009

Product development (continued)

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

The Company has nearly completed the preparation of a CTA for Health Canada for the use of T36® as a skin antiseptic. A similar proposal will be made to the EMA in due course.

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

Foreign registration of securities

On April 20, 2009 the Company’s common shares were added to the OTC Bulletin Board System under the symbol “APCSF”. At this time, the trading of the company’s shares is very limited. The Company cannot guarantee that there will be a market for the Company’s common shares in the United States or that there will any significant amount trading in the company’s shares for the foreseeable future. Although the company has market maker, Pennaluna & Company, located in Coeur d'Alene, ID, there is no guarantee that a market will develop for the company’s shares.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.
The Company was started as a Capital Pool Company, has been operating its current business since November, 2003 and has had limited revenues during this time. Since its inception, the Company has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control products. The Company has also been engaged in a program of pre-clinical testing for registration of a number of therapeutic products with Health Canada and the FDA. This testing is costly and time consuming and the Company does not have sufficient funds to undertake all of the testing that is required to satisfy the requirements of these regulatory agencies. Accordingly, the Company requires outside funding to complete these tests. As funds are raised, they will be invested in the testing and the Company will continue to accumulate losses that are proportional to the funds raised and spent on testing. In addition, the Company has recently launched a number of consumer and commercial products, described above and is in the process of establishing new sales and distribution agreements. It will take some time to determine what effect, if any, these recent activities will have on the Company’s revenues and profits. These past events and future plans make predictions of future periods difficult.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.
Based upon current plans to introduce its products into new markets in Canada and internationally, pursue additional patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange and support the continued registration of its securities in the US, the Company expects to incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, testing and registration of therapeutic products, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable from the introduction and sale of new products, the Company plans to invest heavily in pre-clinical testing, clinical trials and registration of its therapeutic products and will need to raise significant amounts of new funding to complete these activities. Also, the Company may not be successful in generating significant revenues from therapeutic products in the future. Failure to generate more revenues could cause the Company to contract or go out of business.

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
FOR THE YEAR ENDED JUNE 30, 2009

Risk Factors (continued)

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
The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Peter Chen is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol, Dr. William F. McCoy and Eugene Hodgson are independent Directors. Dr. Allison, Mr. Chen and Mr. Hodgson are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with Terrance Owen and Peter Chen. The Company currently has Directors and Officers insurance in place. However, if for any reason, the Company cannot maintain such insurance, it is possible that some or all of the Directors may resign. If any or all Directors resign, there is no assurance that new Directors can be found to replace any directors who resign.

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

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Risk Factors (continued)

The Company’s future performance is dependent on key suppliers and manufacturers and a loss of any suppliers or manufacturers could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.
The Company does not have agreements in place with any of its key suppliers for raw materials, other supplies or manufacturing. If any of the Company’s suppliers or manufacturers were to go out of business or were unable to procure the raw materials or other supplies required by the Company to manufacture its products, the Company would have to find other suppliers or manufacturers. There is no guarantee that the Company would be able to find other suppliers or manufacturers. If the Company could not find other suppliers or manufacturers, production of the Company’s products would be delayed for an indefinite period of time and such delays would lead to delayed revenues or reduced revenues or both.

There is no assurance that the patent applications filed for the T36® technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no protection for its intellectual property and reduced sales.
Patent protection of the T36® technology is very important to the Company’s current and future products because the T36® Disinfectant technology is the basis for most of its products. Although patents have been allowed in the United States, China and Australia, there is also no assurance that these patents will not be challenged or that future patent applications will be successful. A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company’s business. Reduced revenues and lack of future products could result from such infringement.

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
The Company is conducting research and development on new products, but the outcomes of research and development are never certain. For example, there is no assurance that any new products will be developed or that any new products that do result will have a competitive advantage or market acceptance, will not be superseded by the new products of competitors, will not infringe on the patents of other companies or that other companies will not develop products that infringe on patents obtained by the Company for its new products. The Company has completed the formulations for new products but still needs to conduct the toxicity and efficacy tests and establish the analytical methods required to obtain regulatory approvals from Health Canada, the EPA and FDA in the US and the EMA in the EU.

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
FOR THE YEAR ENDED JUNE 30, 2009

Risk Factors (continued)

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.
The Company has limited experience in marketing and selling its products and the Company has only three sales and marketing people. The most senior sales person was hired in May, 2009. None of the sales people have had prior experience with the type of products sold or being developed by the Company. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of significant funds over the next 18 months for marketing activities. Failure to achieve the marketing objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

Conflicts of interest may exist for Directors and Officers which may inhibit their ability to act in the best interests of the Company and its shareholders leading to possible impairment of the Company’s ability to achieve its business objectives.
The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., an inactive company listed on the TSX-Venture Exchange, since September, 2002 and a Director of this same company since September, 2006. As a non-management Officer and Director of Bi-Optic Ventures Inc., Terrance Owen spends up to two hours per month on the business of Bi-Optic Ventures Inc. Terrance Owen controls a company, Duft Enterprises Corp., that owns the building in which the Company is located and the Company pays rent to Duft Enterprises Corp. Peter Chen is not a Director or Officer of any other company. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.
Management of the Company as at June 30, 2009, collectively own approximately 3% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

Risks Pertaining to the Industry:

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.
Government agencies, such as the EPA and the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products. To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirement for documentation is satisfied, the agencies can take an indeterminate amount of time to provide approvals for the Company to market its products. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration. There is no assurance that government agencies will accept for registration any of the Company’s products.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

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
The Company is unaware of any infringement claims being made against the Company or its products or processes at the time of writing. In the future, there can be no assurances that third parties will not assert infringement claims in the future or require the Company to obtain a license for the intellectual property rights of such third parties. There can be no assurance that such a license, if required, will be available on reasonable terms or at all. If the Company does not obtain such a license, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such a license could be prohibited.

There is a risk that earlier inventions may exist that invalidate the Company’s patent applications so that the Company may not be able to sell any infringing products.
Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The Company might have to participate in interference proceedings in U.S., Canadian or patent offices in other jurisdictions to determine priority of invention, at substantial cost, particularly if such actions are required overseas. There can be no assurance that the Company’s patents, if issued, would be held valid or enforceable by a court. The Company has patents issued in the United States, China and Australia and patent applications filed in the European Union and Canada. These patent applications seek intellectual property protection for the basic formulation of the T36® formulation, the method for making it and certain therapeutic uses of the formulation.

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
Competitors are already well established in the market for disinfectant and antiseptic products and products for the treatment of topical infections. The introduction of new products into these existing markets could be met with aggressive marketing, price cutting and distribution impediments by competitors. To obtain market share, the Company’s business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing products. Substantial funds will have to be spent on marketing and education to achieve these objectives. Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued to the Company, design around such patents. There can be no assurance that a competitor's technology or product would be found to infringe the Company’s patents. In the disinfectant market, key competitors include Germiphene Corporation, Virox Technologies, Inc., JohnsonDiversey Inc., Advanced Sterilization Products, Reckitt Benckiser and Metrex Research Corporation. All of these companies are well established and sell disinfection products into the same markets served by the Company. In the therapeutic markets being targeted by the Company, a number of large competitors, such as Johnson and Johnson, Cardinal Health, Reckitt Benckiser and Ortho Pharmaceutical are well established. Such large and aggressive competitors can deploy their significant resources to prevent a new competitor, such as the Company, from securing market share.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

Risk Factors (continued)

The Company’s T36® Disinfectant is composed of various chemicals that may pose risks due to flammability and possible health risks.
One of the main components of T36® Disinfectant, T36® Antiseptic Hand Sanitizer and T36® Disinfectant Cleaner CONCENTATE is ethanol, which is flammable and has a flash point (the minimum temperature at which the liquid produces a sufficient concentration of vapour above it that it forms an ignitable mixture with air) of 13oC. Water, which is part of the T36® formulation, raises the flash point to 24oC. The transport and storage of T36® products can pose a fire hazard if shipped or stored in sufficient quantities. The Company uses an independent warehousing company to store and ship T36® Disinfectant. The warehouse is fully equipped with fire suppression equipment according to the relevant regulations established by the municipal, provincial and federal governments. T36® products are shipped by ground only in cases of 4 bottles holding 4 litres each or in smaller quantities per case. In these quantities, T36® Disinfectant is not classified as a “Dangerous Good” under Sections 1.15, 1.16 and 1.17 of the “Transportation of Dangerous Goods Act” administered by Transport Canada. As a result, no special regulations apply to the shipping of T36® Disinfectant by ground within Canada. There is no guarantee that special shipping regulations will not be applied to shipments of T36® Disinfectant in the future or in other jurisdictions, such as the United States.

Two potentially toxic components of T36® Disinfectant are present in low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). O-phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats) For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK) supplied as a 50% solution in water, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats). The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains Bitrex to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

Toxicology studies conducted for the company by Product Safety Labs (“PSL”), located in Dayton, New Jersey, have confirmed that T36® Disinfectant has no harmful effects on animals except as reported below by PSL:

  Acute inhalation (rat): LC50 > 2020 mg/m3. Difficulty breathing, irregular respiration, lethargy and discharge from nose and eyes reported.

  Acute oral (rat): LD50 > 5000 mg/kg. Lethargy and hunched posture reported.

  Acute dermal (rat): LD50 > 2000 mg/kg. No systemic effects observed.

  Effects not observed but possible based on individual ingredients may include: ataxia, loss of coordination, drowsiness, intoxication, nausea and vomiting.

However, T36® Disinfectant is classified as a moderate eye irritant. Although T36® Disinfectant is not measurably toxic if used as directed by the Company, it is possible that regulations against these chemicals may become more restrictive and affect the ability of the Company to market its products in certain jurisdictions without additional warning labels. The chemicals present in T36® are biodegradable with sufficient time and do not pose a long-term threat to the environment. However, given the attention that any chemicals may attract from environmental groups, it is possible that negative publicity about these chemicals could affect the ability of the company to market its products in certain jurisdictions. There are persuasive arguments and credible scientific evidence available to support the safety of T36® Disinfectant, but such an educational effort on the part of the Company would require funds to be spent and would affect the profitability of the Company.

Risk Factors (continued)

The Company has a limited number of customers and is dependent on a few key accounts to maintain its current levels of sales.
The key customers for which sales account for more than 10% of total revenues during the period being reported on are:

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

  Esthetics Plus, Inc.: A distributor to the beauty market with a contract that renews on an annual basis. Either party can terminate the contract on 60 days notice or with 30 days notice for any breach of the contract if the breach is not rectified within the 30 day notice period,

  Sinclair Dental Limited: A distributor to the dental market and a customer of both API and the Company for 8 years,

  The Stevens Company Limited: A distributor to the scientific and medical markets and a customer of both API and the Company for 8 years, and

  VWR International: A distributor to the laboratory market and customer of API and the Company for 8 years.

  Product Distribution Centre: A distributor that is owned by the provincial government of BC, supplies the province’s public sector consumers within BC and a customer of the Company and API for 8 years.

The Company currently sells its T36® Disinfectant, the T36® Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel and Wipes, and T36® Disinfectant Cleaner CONCENTRATE through these distributors. The current sales through these distributors would be disrupted if any of these distributors stopped representing the Company. The result would be a reduction in the Company’s revenues until new distributors could be found. It is possible that new distributors could not be found and the Company would have to try to sell its products directly to the end users, leading to a significant increase in marketing and sales costs even if the sales levels could be regained.

1.3	SELECTED FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2009	June 30, 2008	June 30, 2007
Revenue	$ 282,261	$ 249,042	$ 256,243
Loss & Comprehensive Loss	1,183,009	1,937,735	562,090
Basic and Diluted Loss Per Share	0.02	0.05	0.02
Patent Application	-	-	40,486
Total Assets	1,782,098	2,533,975	854,166
Long-Term Liabilities	-	-	-

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 - $0.12 for total gross proceeds of $209,000. No warrants were exercised during the same period. As of June 30, 2009, the Company had cash and short-term investments totaling of $1,610,906 for use as working capital and for general and administrative purposes. The current assets were $1,777,407, with 90% of the current assets attributable to cash and short-term investments while current liabilities were $56,215. Inventories increased from $10,443 as of June 30, 2008 to $61,834 as of June 30, 2009. The increase is due to finished goods and raw materials being stored by the Company rather than by Norwood Packaging as was the case during the 2008 and 2007 fiscal years.

Revenues for the last three fiscal years were generated primarily from the sale of T36® Disinfectant to the dental, beauty and first responder markets. The Company’s annual sales were not significantly different from year-to-year from 2007 to 2009. Expenditures exceeded revenues and resulted in net losses of $1,183,009, $1,937,735 and $562,090 from operations for the years ended June 30, 2009, 2008 and 2007, respectively. During the year ended June 30, 2009, the Company granted 550,000 options priced at $0.20 and 1,600,000 options priced at $0.25 to certain directors, consultants and employees resulting $234,596 in non-cash stock-based compensation being recognized during the period.

Over the three fiscal years of 2007 to 2009, the year ended June 30, 2008 shows the highest expenditures and losses. This was due to higher general and administrative expenses resulting from the commencement of services provided by independent consultants to assist with regulatory submissions to the FDA and Health Canada and the development of the Company’s new line of T36® products. There were also greater amounts of stock-based compensation recorded in 2008 compared to 2007 and 2009 as disclosed above.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.3	SELECTED FINANCIAL INFORMATION (continued)

Overview

Over the course of the Company’s operating history, the Company has successfully secured the required government and regulatory approvals to market and sell T36® Disinfectant, Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel and wipes and T36® Disinfectant Cleaner CONCENTATE in Canada resulting in the sales described in Results of Operations below. To date, all of the Company’s sales have been solely in Canada which, while a developed industrial economy, is not a particularly large market relative to economies such as the United States, China or the European Union (“EU”). To achieve profitability and increase sales substantially, the Company must first secure government and regulatory approval of its products in markets outside of Canada or achieve sales of for additional products, other than T36® Disinfectant within Canada. Although sales in Canada have been relatively consistent over the Company’s operating history, the Company has not yet secured the required government and regulatory approvals for the sales of its products outside of Canada. Each government or regulatory jurisdiction tends to require efficacy studies or safety studies of differing content or quality. The regulatory approval process to date has been costly both in terms of working capital and in terms of management time and attention.

The Company has been actively marketing its T36® products since the acquisition of API was completed. In general, the Company’s sales show little significant variation from year to year. The 13% and 10% increases in sales for the year ended June 30, 2009 compared to the 2008 and 2007 fiscal year, respectively, was largely the result of an increase in distributor prices and increased volumes.

The cost of sales increased as a percentage of sales during the 2009 fiscal year due to increases in the cost of raw materials and supplies and storage fees due to more products being stored off-site with a third-party warehousing company. As noted above, the Company continues to operate overall with a significant loss from operations. This reflects, to a great extent, the costs associated with pre-clinical trials, the work being done to register its products for sale in jurisdictions other than Canada and ongoing administrative, management and intellectual property protection costs. To generate a net profit, the Company believes that it must register its products for sale in another major market, such as the United States or the EU or achieve significant increases in sales of its products within Canada. However, even if the Company becomes operationally profitable from the introduction and sale of new products, the Company plans to continue investing heavily in clinical testing and registration of its therapeutic products in Canada, the EU and the US through Health Canada, the EMA and the FDA, respectively and in intellectual property protection. This will lead to continuing and unpredictable losses for the foreseeable future that will closely parallel the funds that are invested in these activities.

To accomplish these goals, the Company will need to raise significant amounts of new funding and the expenses associated with these activities will affect the ability of the Company to show a profit until they are completed. Further, the issuance of new shares to fund these activities will lead to the dilution of existing shareholders.

Trend information

There are no general market trends or other factors which the Company believes materially affect its business prospects other than small seasonal dips in sales observed during the summer months and over Christmas and into the New Year. However, the Company’s existing customers and the general public are becoming more aware of T36® products due to the publicity generated by the continuing spread of antibiotic-resistant bacteria and the current H1N1 pandemic, defined as infection that is spreading widely in at least two of the six World Health Organization (“WHO”) regions. In early June, 2009, Swine-like H1N1 Influenza A virus Strain A/California/04/2009, now referred to as “pH1N1”, had reached all six WHO regions with nearly 30,000 confirmed cases reported in 74 countries. On June 11, 2009, the WHO raised its global pandemic alert level to “Level Six”, the highest level possible, for the first time since 1968.This action by the WHO has contributed to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces. This has resulted in growth in the market for disinfectant products, in particular, consumer products which are effective against infectious microorganisms. No reliable quantification of the growth in sales such products have experienced is available and no growth or future growth can be predicted. The Company cannot predict if its revenues will increase as new products based on the T36® formulation are launched. As of the date of reporting, the Company has 5 products on the market: T36® Disinfectant, T36®Antiseptic Hand Sanitizer Gel, T36® Disinfectant Cleaner Concentrate, T36® Disinfectant Wipes and T36® “The Wipe” Antiseptic Hand Sanitizer. T36 DisinfexTM Disinfectant Cleaner Wipes and T36®Antiseptic Hand Sanitizer Liquid may also be introduced to the market at some time in the future.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.4	RESULTS OF OPERATIONS

Sales

As a result from the sale of T36® Disinfectant and T36® Hand Sanitizer through its distributors to the first responders, dental and beauty markets, the Company recorded sales of $282,261 for the year ended June 30, 2009 compared to $249,042 and $256,243 for the 2008 and 2007 fiscal years, respectively. Any differences in sales revenue were partly due to the timing differences in ordering and, as anticipated, sales were slower in the summer and over the Christmas period. No significant quarterly variation in sales occurred and no new major competitors have appeared in the market nor have any withdrawn from the market.

The Company relies heavily on its current distributors to sell T36® products to end users. For the year ended June 30, 2009, sales to four major customers totaled $174,490 and accounted for 64% of the total sales For the year ended June 30, 2008, sales to these four customers totaled $137,954 and accounted for 55% of the total sales. In 2007, total sales to these same customers were $162,837 and accounted for 66% of the total sales. Clearly, these customers are important to the Company and the loss of any or all of these customers would have a significant and negative effect on the Company.

The selection of products offered by the Company can now be used for personal hygiene, disinfecting instruments and countertops and for janitorial services. The first introduction of the newer products to the market occurred during the Company’s attendance at the 142nd Annual Spring Meeting (“ASM”) of the Ontario Dental Association (“ODA”) on April 30 and May 1, 2009. The Company cannot predict if the new products, described above, will be accepted by the market. If not, the Company can be expected to show losses in the future.

Cost of Sales

For the for the year ended June 30, 2009, 2008 and 2007, the cost of sales incurred was $224,687, $157,234 and 165,920, representing 80%, 63% and 65%, , of total sales, respectively. Cost of sales includes the direct costs of the inventory sold during the period plus warehousing costs, shipping and handling charges. The higher cost of sales during the year ended June 30, 2009, was primarily due to an increase in cost of raw materials, particularly ethanol, and greater transportation, warehousing and handling costs due to the termination of the agreement with Norwood Packaging which had been storing the Company’s inventory as part of their contribution to the agreement. As a result, the Company returned to a third party warehousing provider to store and ship all of its inventory. Higher distributor prices which may help to mitigate the increase in cost of production, transportation and storage costs, came into effect on February 15, 2009.

Gross Profit

For the year ended June 30, 2009, 2008 and 2007, the Company recorded a gross profit of $57,574 and $91,808 and 90,323, respectively. Gross profit declined in the fiscal year ended June 30, 2009 due to increases in the cost of production, transportation and warehousing as described above in the preceding paragraph, “Cost of Sales”.

Advertising and Promotion

There was no material difference in advertising and promotion costs over the years ended June 30, 2007 to 2009. Promotion consisted of the distribution of products and literature to current and potential distributors and customers.

Conference

Conference costs were higher in the year ended June 30, 2009 than the preceding two years due to attendance by company representatives at the 142nd Annual Spring Meeting (“ASM”) of the Ontario Dental Association (“ODA”) on April 30 and May 1, 2009 and other trade shows. At this conference, the new products developed by the Company were introduced to the dental market.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.4	RESULTS OF OPERATIONS (continued)

Consulting

Consulting fees for the year ended June 30, 2009, 2008 and 2007 were $567,144, $1,004,660 and 308,600, respectively. The substantial increase in consulting fees during the 2008 fiscal year was largely due to non-cash stock-based compensation expenses of $605,068 which resulted from the grant of options to senior officers and other consultants to the Company. Fewer options were granted during the 2009 fiscal year leading to lower non-cash stock-based compensation expense of $138,284 for consultants. During the 2007 fiscal year, $83,600 non-cash stock-based compensation was recognized. Details of the non-cash stock-based compensation provided by the Company for the fiscal year ended June 30, 2009 are provided in Note 7(b)(x) of the accompanying financial statements. In addition to the non-cash stock-based compensation provided to consultants, $324,000 was paid to executives of the Company in remuneration for their services to the Company. Information on related party transactions is provided in Note 11 of the interim consolidated financial statements. In addition, the consulting fees included fees paid to third party consultants to carry out ongoing projects including branding, marketing, and product development.

Due Diligence

A due diligence fee of $10,000 related to the proposed acquisition of a pharmaceutical manufacturing facility was paid to the target company during the fiscal year ended June 30, 2008. On February 23, 2009, the Company entered into a non-binding Letter of Intent to purchase all of the business and undertakings of the target company. On June 23, 2009, the Company issued a news releases stating that the Company was not going to proceed with the proposed acquisition.

Investor Relations

Investor relations activities amounted to $132,103 $124,065, and $65,039 for the year ended June 30, 2009, 2008 and 2007, respectively. Freeform Communications, Inc. (“Freeform”) was paid a total of $48,000, $46,649 and $38,300 for their services to the Company for the year ended June 30, 2009, 2008 and 2007, respectively. Included in this category for the year ended June 30, 2009, 2008 and 2007 was non-cash stock-based compensation of $73,859 $53,707 and $2,000, respectively, for various options granted to Freeform and fees of $9,954 and $13,709 paid to Marketwire for the dissemination of news releases. In the 2007 fiscal year, no stock options were granted to Freeform. Marketwire was paid $6,739 in the 2007 fiscal year.

Legal and Accounting Fees

Legal and accounting fees totaled $72,537, $89,723 and $53,697 for the year ended June 30, 2009, 2008 and 2007, respectively. The greater amount of legal and accounting fees during the 2008 fiscal year was partly due to the ongoing foreign securities registration which was assisted by Stanislaw Ashbaugh LLP and completed in April, 2009. Legal fees incurred in the periods also consisted of advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, reviewing Form 20-F documents for the registration of the Company’s securities in the United States, the preparation of documentation required for private placements and option grants and attending to the closing of the private placements. Accounting fees consisted of consultation fees, auditing of the Company’s annual financial statements and undertaking due diligence on the target company that was being considered for acquisition.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2009, 2008 and 2007 were $189,566, $375,807 and zero, respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred. However, during 2007 fiscal year, no expenses were included in this category because the auditors elected to capitalize the intellectual property costs with an amortization period of 20 years rather than treating these costs as an expense. Then, for the fiscal year ended June 30, 2008, the original practice was re-adopted and these costs were expensed so that the financial reporting is consistent with the Company’s focus on R&D. Also, during the 2008 fiscal year these costs were higher because the Company elected to write off the remaining $110,200 in development costs and intellectual property that was acquired in the original Qualifying Transaction that remained on the balance sheet in 2007. The Company will now expense these costs in the future to be consistent with past and standard accounting practices. Costs in this category include continuation of the US patent application, ongoing registration of “T36 Disinfex” as a trademark in Canada, testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.4	RESULTS OF OPERATIONS (continued)

Wages and Benefits

Wages and benefits were $209,946, $302,439 and $116,633 for the year ended June 30, 2009, 2008 and 2007, respectively. Costs in this category include the wages paid to accounting and administrative assistance and to sales and marketing staff. An Account Executive was hired in May, 2009 and two Account Managers were hired since then to promote T36® products so wage costs will increase. Non-cash stock-based compensation expenses of $124,695, $244,790, and $62,500 were recognized in wages and benefits for the year ended June 30, 2009, 2008 and 2007, respectively. Cash-based wage costs for the fiscal years 2007 to 2009 were $54,133, $57,648 and $85,251 respectively. The increase in the 2009 fiscal year compared to the previous two years was due to incentive raises, bonuses paid to staff and the hiring of additional staff.

Loss from Operations

The Company continued to have loss from operations of $1,183,009, $1,937,735 and $562,090 for the year ended June 30, 2009, 2008 and 2007, respectively. The Company observed higher losses in the 2008 fiscal year largely due to a total of non-cash stock-based compensation expenses of $903,565 being recognized in the statement of operations. In comparison, there was $148,100 of non-cash stock-based compensation expenses in the 2007 fiscal year and $336,838 in the 2009 fiscal year. The details of non-cash stock-based compensation are disclosed in Note 7(b)(x) and in the Consolidated Statements of Cash Flows in the interim consolidated financial statements. During the year ended June 30, 2009, the Company granted 550,000 options priced at $0.20 and 1,600,000 options priced at $0.25 to certain directors, consultants and employees. Including various granted options that were vested during the quarters, non-cash stock based compensation of $336,838 is recognized in the statement of operations during the year ended June 30, 2009. Sales are not yet sufficient to cover all of the expenditures of the Company. Product registration and development costs remain higher than revenues due to the employment of independent consultants to assist with satisfying the requirements of the FDA, EMA and Health Canada, to evaluate the potential applications and development of the Company’s T36® technology and to determine the regulatory pathways to commercialization.

Management is currently investing in the marketing of T36® Antiseptic Hand Sanitizer and T36® “The Wipe” Antiseptic Hand Sanitizer, T36 DisinfexTM (formerly known as T36® Disinfectant) and T36 Disinfex Wipes and T36® Disinfectant Cleaner CONCENTRATE. Marketing new products that are unknown to the selected markets is expected to be very expensive and will lead to increased losses for an indeterminate amount of time before revenues and profits grow enough to offset these new expenditures. In addition, the pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses are anticipated for the foreseeable future.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.4	RESULTS OF OPERATIONS (continued)

Other Incomes

Gains on bank deposits for the year ended June 30, 2009, 2008 and 2007 were $76,181 and $38,740 and zero, respectively. Interest has been paid on cash deposits that were realized from private placements and the exercise of warrants and options.

Loss and Comprehensive Loss for the Year

The loss and comprehensive loss for the year ended June 30, 2009, 2008 and 2007 were $1,183,009 and $1,937,735 and 562,090, respectively. A significant portion of the overall loss for the 2009, 2008 and 2007 fiscal years were non-cash, stock based compensation expenses of $336,838, $903,565 and $148,100, respectively. Losses for the 2008 fiscal year were higher than losses for the 2009 and 2007 fiscal years. As discussed above, this was largely due to the non-cash, stock based compensation expenses being much higher during the 2008 fiscal year. In addition, intangible assets of $104,400 and patent costs of $86,238 were expensed during the 2008 fiscal year and included in the $375,807 expensed for Product Registration and Development. In comparison, there was no such write-down in the 2009 fiscal year and $5,800 in the 2007 fiscal year. When these non-cash expenses are deducted from the loss for the year, it is seen that the cash-based losses for the 2009 and 2008 fiscal years are $846,171 and $843,532, respectively and are virtually identical for the two years. Overall expenses increased significantly during the 2008 and 2009 fiscal years compared to the 2007 fiscal year because a number of private placements were closed after the end of the 2007 fiscal year. These financings provided the Company with the funds that were needed to accelerate the development, testing and registration of its products. As a result, the Company moved forward with extensive testing of its T36® formulation for registration of its products for therapeutic uses in Canada and the US. The results will be used to support applications in Canada, the US and Europe to test for the anti-microbial effectiveness of the formulations in human clinical trials. Intellectual property protection was also advanced. In general, expenditures in almost all categories increased to promote the Company and its products including consulting, legal fees, product registration and development, marketing and travel.

Use of Proceeds

The net proceeds received from the closing of recent private placements are being used for working capital and for general and administrative purposes.

1.5	SUMMARY OF QUARTERLY RESULTS

Period Ended	Jun/09	Mar/09	Dec /08	Sept/08	Jun/08	Mar/08	Dec/07	Sept/07	Jun/07
Revenue	84,038	87,752	54,811	55,660	73,359	66,848	53,298	55,537	61,433
Net Loss	417,332	219,012	282,801	263,864	931,597	310,891	564,163	131,084	280,581
Loss/Share	0.01	0.00	0.01	0.01	0.02	0.01	0.01	0.01	0.00
Total Assets	1,782,098	1,945,383	2,153,766	2,342,449	2,533,975	2,696,062	1,946,087	1,255,681	854,166

As new distributor prices came into effect on February 15, 2009, the Company observed an increase in sales. However, the Company’s sales have shown no other significant variation from quarter to quarter. Any differences are attributable to the timing of ordering and invoicing and some seasonality as described above. The Company observed that the cost of production and storage fees increased during the 2009 fiscal year, as described above, resulting in an increase in cost of goods. Operating expenses vary from quarter to quarter depending on the activities taking place such as registering T36® products in major markets, pursuing clinical trials, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products and seeking registration of the Company’s securities in the US. Comparatively, greater losses were incurred during the 2008 fiscal year due to the non-cash stock-based compensation expenses resulting from granting of the Company’s stock options and from the write-down of intangible assets and patenting costs.

As at June 30, 2009, the Company had cash and equivalents of $25,977 and short-term investments that are readily convertible to cash of $1,584,929, representing 90% of the total assets while accounts payable and accruals were $56,215.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.6	LIQUIDITY

Although the Company generates some revenues from the sale of its lead product, T36® Disinfectant, sales are mainly occurring in Canada. The Company has also established a plan for the development, testing, registration and marketing of therapeutic applications of the T36® formulation. Management has been and continues to evaluate the possibility of acquiring technologies that are complementary to T36® technology and launching similar types of product lines in the near future. The Company will need to undertake further financing in order to complete this acquisition and to pursue its other plans. These financings will lead to the dilution of current shareholders of the Company.

1.7	CAPITAL RESOURCES

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 - $0.12 for total gross proceeds of $209,000. No warrants were exercised during the period. On October 31, 2008, the Company granted 550,000 options to acquire the Company’s common shares at an exercise price of $0.20 per option to certain directors, consultants, officers and employees. On June 5, 2009, the Company granted 1,600,000 options to acquire the Company’s common shares at an exercise price of $0.25 per option to certain directors, consultants, officers and employees.

As at June 30, 2009, the Company had 51,341,799 outstanding common shares and a total of 3,472,500 outstanding warrants exercisable at an exercise price range of $0.36 to $0.45 before the date of expiration. The outstanding stock options as at March 31, 2009 were 5,120,000 (4,895,925 options were exercisable) at an exercise price range of $0.20 to $0.80 per option. Upon the exercise of outstanding warrants and exercisable options, the Company will have fully diluted outstanding common shares of 59,934,299

At the time of this report, the Company has sufficient working capital to pursue its development plans and to fund its operations. However, there can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. There is no assurance that additional funding will be made available to the Company to fulfill its business objectives. In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.8	COMMITMENTS AND AGREEMENTS

a)

Effective January 1, 2006, the Company entered into an agreement to lease its office premises over a period of one year. After the first year, a holding over provision is instituted in which the landlord accepts rent from the Company, the new tenancy is a month to month tenancy, subject to the terms and covenants of the lease which are applicable to a month to month tenancy, except that:

	(1)	the lease will be subject to termination by the Landlord on one week’s written notice to the Tenant;

	(2)	there will be no right of renewal; and

(3)

the monthly Basic Rent payable will be increased by 50% above the monthly basic rent last payable under the lease. This condition has not been imposed on the Company by the landlord. The landlord is a company controlled by a director of the Company. The Company’s minimum lease payment obligations under the agreement as at July 1, 2008, totaled $30,788, payable in the 2009 fiscal year.

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

c)

As announced in a news release issued on July 15, 2009, the Company entered into a corporate sponsorship agreement (“the Agreement”) with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (“VANOC”). Under the terms of the Agreement, the Company has the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games.

1.9	OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.10	TRANSACTIONS WITH RELATED PARTIES

a)	During the year ended June 30, 2009, the Company paid consulting fees of $329,208 (2008: $288,813, 2007: $120,000) to companies controlled by directors of the Company.

b)	During the year ended June 30, 2009, the Company paid rent of $26,320 (2008: $24,737, 2007: $28,371) to a company controlled by a director of the Company.

c)	Effective June 1, 2008, the Company entered into consulting agreements with the Terrance Owen, President & CEO and Peter Chen, CFO of the Company.

d)	During the year ended June 30, 2009, the Company recorded a note receivable of $113,000, of which $66,000 was owing by directors of the Company.

e)

During the year ended June 30, 2009, the company recorded stock based compensation expense of $176,441 (2008: $562,427, 2007: 83,600) to directors and companies controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

1.11	FOURTH QUARTER EVENTS, 2009

As a result of new pricing that came into effect on February 15, 2009, the Company observed an increase in revenues during the three month period ended June 30, 2009. There was also an increase in the quantity of products sold during the quarter as compared to the sales recorded in previous 7 quarters. However, there can be no assurance that these increased levels will be maintained. Also in the past, changes in revenues have occurred as a result of the timing of orders and the timing of invoicing. The Company observed that the cost of sales had increased and gross profit was reduced due to an increase in cost of production and storage fees during the year ended June 30, 2009.

The Company continued to work with the FDA consultant, Dr. J.S. Hibbard, on an IND submission which was submitted to the FDA on September 8, 2009. As discussed above, the FDA has responded to this submission and advised the Company what testing is required before human trials can begin.

On May 20, 2009, the Company submitted a request for a pre-CTA meeting and on June 15, 2009, submitted the pre-CTA package to Health Canada. A meeting was then scheduled with Health Canada on July 22, 2009 to discuss the pre-CTA application. As a result of this meeting, direction on the additional information that is required by Health Canada prior to registration of the T36® formula for human use was provided. The significant information required includes data on the absorption, distribution, metabolism and excretion (“ADME”) of each of the active ingredients in T36®. For the separate ingredients in T36®, is was suggested that a literature search may be satisfactory but ADME studies would be required with the full T36® formulation with both intact and abraded skin to determine if there is any interaction between the ingredients that may lead to enhanced absorption. Genotoxicity, photosensitivity and reproductive toxicology studies would likely be required at some point during the registration process. The potential for toxicity due to repeated applications of the product would also need to be addressed but the 21 day Irritation Test, described above, may satisfy this requirement. The Company continues to work with PharmEng Technologies Inc. and Dr. Hibbard to devise a regulatory plan that will satisfy the requirement of Canada, the US and the EU.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.11	FOURTH QUARTER EVENTS, 2009 (continued)

The SEC accepted the Company’s Form 20-F and the outstanding 2008 Form 20-F and the Form 6-K’s for the quarters ended September 30, 2008 and December 31, 2008 were all filed by March 27, 2009. The Company’s shares were permitted to trade on the OTC BB on April 20, 2009 under the symbol “APCSF”. On February 23, 2009 the Company entered into a non-binding agreement to purchase a pharmaceutical manufacturing facility for $6 Million in cash and 2 Million shares. On June 23, 2009, the company announced that the proposed acquisition would not be proceeding. On April 30 and May 1, 2009, the Company presented its product line at the 142nd Annual Spring Meeting (“ASM”) of the Ontario Dental Association (“ODA”). On May 26, 2009, the Company announced that a new trademark “T36 Disinfex”, had been approved by the Canadian Intellectual Property Office. It is anticipated that the existing product, T36® Disinfectant, will be labeled with this new name.

There were no significant adjustments except that certain comparative figures have been reclassified to conform to the presentation adopted for the year ended June 30, 2009.

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

Adoption of new accounting standards

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

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3063, Impairment of long-lived assets (“CICA 3063”). The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

The financial statements include a note providing reconciliation to United States Generally Accepted Accounting Standards (“GAAS”).

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.14a	CHANGES IN ACCOUNTING POLICIES (continued)

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

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to comprehensive income, recognition, measurement, disclosure and presentation of financial instruments and hedges. These new accounting standards are applied prospectively beginning July 1, 2007. Adoption of these standards had no impact on the consolidated financial statements for the for the year ended June 30, 2009.

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

Section 3855 – Financial Instruments – Recognition and Measurement – In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments.

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

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.14a	CHANGES IN ACCOUNTING POLICIES (continued)

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

Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation – These sections revised and enhance the disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks associated with both recognized and unrecognized financial instruments, how the entity manages the risks, and the exposure to liquidity, currency and other price risks.

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

Section 3064 –Goodwill and Intangible Assets– In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, effective for interim and annual periods beginning on or after Oct 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.14a	CHANGES IN ACCOUNTING POLICIES (continued)

Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”) IAS 38, “Intangible Assets”. This new standard is effective for the Company’s interim and annual financial statements commencing July 1, 2009. The Company is assessing the impact of the new standard on its financial statements..

1.14b	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, effective for interim and annual periods beginning on or after Oct 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”) IAS 38, “Intangible Assets”. This new standard is effective for the Company’s interim and annual financial statements commencing July 1, 2009. The Company is assessing the impact of the new standard on its financial statements.

As announced by the Canadian Accounting Standards Board (“AcSB”), the financial reporting requirements for Canadian companies will be changed to the use of International Financial Reporting Standards (“IFRS”), replacing Canada’s own GAAP. The changeover date for publicly-listed companies is 2011. The Company has begun reviewing its plan for adopting IFRS for 2011. At this time, the Company has not yet determined the financial reporting impact due to the change in new reporting standards.

In January 2009, the CICA issued Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2009 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.14c	FUTURE CHANGES IN ACCOUNTING POLICIES

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

The Company’s financial instruments include cash, accounts receivable, share subscriptions receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a) Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and cash equivalents and short-term investments are held through a large Canadian financial institution. Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any one counterparty. The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

b) Liquidity risk
Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at June 30, 2009, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.15	FINANCIAL INSTRUMENTS (continued)

c) Market risk
Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i) Currency risk
Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii) Interest rate risk
Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates.

In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities.

1.16	OTHER MD&A REQUIRMENTS

(a)	Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the year ended June 30, 2009 as allowed in NI 51-102, Section 5.3 (3).

(b)	Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at:

Security in Number	June 30, 2009	The reporting date October 28, 2009

Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	51,341,799	57,341,799

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

	4,895,925 3,472,500 -	5,498,000 9,472,500 -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares Fully diluted	8,368,425 59,710,224	14,970,500 72,312,299

ALDA PHARMACEUTICALS CORP.
MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FOR THE YEAR ENDED JUNE 30, 2009

1.16	OTHER MD&A REQUIRMENTS (continued)

(c)	Disclosure Controls and Procedures

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

On July 15, 2009 the Company announced that it had entered into a corporate sponsorship agreement (“the Agreement”) with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (“VANOC”). Under the terms of the Agreement, the Company has the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games.

On September 16, 2009, the Company announced that a private placement, originally announced in a news release dated July 17, 2009, was closed. A total of 6,000,000 Units of the Company were issued at a price of $0.25 per Unit for gross proceeds of $1,500,000. Each Unit consists of one common share of ALDA and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of ALDA at a price of $0.40 per common share for a period of twelve (12) months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant commencing on the day following the expiry of any applicable hold period on the underlying Common Share, stating that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.80 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days. Net proceeds from the offering will be used for working capital. All securities issued with respect to the private placement are subjected to a hold period expiring on January 17, 2010 in accordance with the policies of the TSX Venture Exchange and applicable Canadian securities laws. The Company paid finders' fees of 5% of the gross proceeds of $686,750.00 to certain eligible finders by the payment of $34,337.50.

On October 16, 2009 the Company announced that it had granted incentive stock options to certain directors, senior officers, employees and consultants to purchase an aggregate of 750,000 common shares at an exercise price of $0.55 and a term of five years, expiring on October 15, 2014. The options and shares issuable upon exercise, if any, will be subject to a four-month hold period from the date of grant in accordance with TSX Venture Exchange policy. The grant was pursuant to the Company's Rolling Stock Option Plan, which was re-affirmed by the shareholders of the Company at an Annual General Meeting held on December 12, 2008 and subsequently accepted by the Exchange. The total number of options outstanding after this grant will be 5,620,000.