Form 20-F/A
period 2009-06-30
ALDA Pharmaceuticals Corp.
filed 2010-02-08
CIK 1355736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: February 5, 2010	ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO

ALDA Pharmaceuticals Corp.
635 Columbia Street, New Westminster, British Columbia, V3M 1A7
Telephone: 604-521-8300; Facsimile: 604-521-8322

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended
June 30, 2009 and 2008

AUDITORS' REPORT

To the Shareholders of Alda Pharmaceuticals Corp:

     We have audited the consolidated balance sheets of Alda Pharmaceuticals Corp. as at June 30, 2009 and 2008 and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada
October 21, 2009

Comments by Independent Registered Chartered Accountants for U.S Readers on Canada-United States of America Reporting Differences

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are differences in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 19 to the financial statements. Our report to the shareholders dated October 21, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such differences in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada
October 21, 2009

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