Form 20-F
period 2010-06-30
ALDA Pharmaceuticals Corp.
filed 2011-01-03
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[

]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  X

]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2010

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

Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4

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

ALDA Pharmaceuticals Corp. 2010 20F

Page i

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

58,721,799 common shares

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

Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2010 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which are substantially the same as principles applicable in the United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”) except as set forth in Note 16 to the accompanying Financial Statements of the Company.

Contact person: Terrance Owen, President & CEO, Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4, Phone: 604-521-8300 (Ext. 207), Fax: 604-521-8322, E-mail: terryowen@telus.net.

ALDA Pharmaceuticals Corp. 2010 20F

Page ii

FORM 20-F ANNUAL REPORT

Part II

Part III

Item 17.	Financial Statements	73
Item 18.	Financial Statements	73
Item 19.	Exhibits	74

ALDA Pharmaceuticals Corp. 2010 20F

Page iii

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

ALDA Pharmaceuticals Corp. 2010 20F

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2010 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Terrance G. Owen Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4	64	May 30, 2000
Peter Chen (1) Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4	48	May 30, 2000
Eugene Hodgson (1) 1400 – 601 West Hastings Street Vancouver, BC, Canada V6B 5A6	54	October 12, 2004
Linda Allison (1) 3074 Spencer Place West Vancouver, BC, Canada V7V 3C9	63	June 30, 2003
Ronald Zokol 470 West Tower 555 West 12th Avenue Vancouver, BC, Canada V5Z 3X7	61	November 13, 2003
William F. McCoy 735 Thornapple Drive Naperville, IL,. USA 60540	55	March 17, 2005

(1) Member of Audit Committee

1.A.2.  Senior Management

Table No. 2 lists the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO	64	May 30, 2000
Peter Chen, CFO and Secretary	48	May 30, 2000

Mr. Owen’s business functions, as President and CEO of the Company, include overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

ALDA Pharmaceuticals Corp. 2010 20F

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

1.C. Auditors

On June 30, 2007, the auditors for the Company were Berris Mangan, Chartered Accountants of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5 (previously known as BME + Partners). On August 31, 2007, the Company changed auditors, due to a decision by Berris Mangan to focus its practice on companies with Canadian reporting responsibilities that are listed on the Toronto Stock Exchange. On the same date the Company appointed HLB Cinnamon Jang Willoughby, Charted Accountants (“CJW”) of 1827 West 5th Avenue Vancouver, BC, Canada, V6J 1 P5 on an interim basis to conduct the year-end audit for the year ended June 30, 2007. CJW was appointed as the Company’s auditor at the Annual General Meeting held on December 12, 2007 and has completed the year end audits for the Company since that date. During the financial year ending June 30, 2010, HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.

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

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which are substantially the same as principles applicable to United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”), except the practices described in footnotes to the audited financial statements for the years ended June 30, 2010 and 2009.

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2010	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006
CANADIAN GAAP
Revenue	1,459,686	282,261	249,042	256,243	223,586
Net (Loss) for the Year	(3,992,659)	(1,183,009)	(1,937,735)	(562,090)	(378,301)
Basic Income (Loss) Per Share	(0.07)	(0.02)	(0.05)	(0.02)	(0.02)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares	56,895,169	49,904,566	42,605,353	22,582,026	17,857,709
Period-end Shares	58,721,799	51,341,799	49,511,799	32,192,404	20,800,404

Working Capital	234,420	1,721,192	2,470,247	627,730	33,169
Sponsorship Liability	237,983	0	0	0	0
Long-Term Debt	0	0	0	0	0
Capital Stock	7,494,231	5,842,389	5,524,289	2,658,868	2,094,770
Shareholders’ Equity (Deficit)	239,296	1,725,883	2,476,054	779,898	157,368
Total Assets	1,353,067	1,782,098	2,533,975	854,166	216,872

US GAAP
Net Loss	(3,992,659)	(1,183,009)	(1,937,735)	(562,090)	(378,301)
Loss Per Share	(0.07)	(0.02)	(0.05)	(0.02)	(0.02)
Shareholders’ Equity	239,296	1,725,883	2,476,054	779,898	157,368
Total Assets	1,353,067	1,782,098	2,533,975	854,166	216,872

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2010, the average rates for the period and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

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

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
November 2010	0.9874	0.9743	0.9987	0.9743
October 2010	0.9825	0.9690	0.9970	0.9866
September 2010	0.9680	0.9506	0.9783	0.9711
August 2010	0.9608	0.9397	0.9844	0.9399
July 2010	0.9591	0.9381	0.9724	0.9718
June 2010	0.9635	0.9429	0.9805	0.9429

Three Months Ended June 30, 2010	0.9731	0.9278	1.0039	0.9429
Three Months Ended March 31, 2010	0.9615	0.9316	0.9888	0.9846

Fiscal Year Ended June 30, 2010	0.9475	0.8580	1.0039	0.9429
Fiscal Year Ended June 30, 2009	0.8575	0.7692	0.9984	0.8602
Fiscal Year Ended June 30, 2008	0.9897	0.9298	1.0905	0.9817
Fiscal Year Ended June 30, 2007	0.8831	0.8437	0.9452	0.9404
Fiscal Year Ended June 30, 2006	0.8602	0.8044	0.9099	0.8969

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2010.  On September 9, 2009, the Company completed a private placement of 6,000,000 units of the Company at a price of $0.25 per unit for gross proceeds of $1,500,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until September 11, 2010 with a forced exercise provision attached to each warrant. Finders’ fees and legal fees in the amount of $53,523 were charged against share capital in connection with the private placement. Warrants were valued at $490,142.  On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 6,000,000 outstanding share purchase warrants issued as part of the non-brokered private placement of common share units that closed on September 30, 2009. Pursuant to the extension, the applicable exercise period will be extended by one further year, from September 16, 2010 to September 16, 2011. The warrant exercise price of 40 cents per share will remain the same.

Subsequent to June 30, 2010, the Company closed a private placement for total gross proceeds of $327,500. A total of 3,275,000 units of the Company were issued at a price of 10 cents per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common of the Company at a price of 20 cents per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant. The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011. The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering. Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $86,334.

During the year ended June 30, 2010, 1,380,000 warrants were exercised by the holders at an exercise price range of $0.45 per unit for gross proceeds of $621,000 and 1,350,000 warrants priced at $0.45 expired.  Subsequent to June 30, 2010, no warrants were exercised by the warrant holders.

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $0.55 with an exercisable term of five years expiring on October 15, 2014. 700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized. 50,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant.

ALDA Pharmaceuticals Corp. 2010 20F

During the year ended June 30, 2010, options granted to a consultant and an employee to acquire a total of 270,000 common shares of the Company were cancelled due to the termination of the consultant and the departure of an employee.  No options were exercised by the option holders during the year ended and subsequent to June 30, 2010.

Table No. 5

Capitalization and Indebtedness

As of June 30, 2010

_____________________________________________________________________________________

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	58,721,799
Share Capital	$ 7,494,231
Subscriptions Receivables	$ (30,000)
Contributed Surplus-Warrants	$ 863,168
Contributed Surplus – Options	$ 1,629,091
Retained Earnings (deficit)	$(9,717,194)
Net Shareholders’ Equity	$ 239,296
TOTAL CAPITALIZATION
Stock Options Outstanding (1):	5,600,000
Warrants Outstanding (2):	6,000,000
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1) See Table 11 for exercise prices and terms of these options.

(2) 6,000,000 warrants were exercisable at a price of $0.40 per warrant until September 11, 2010.  On August 13, 2010, the Company extended 6,000,000 warrants by one further year, from September 16, 2010 to September 16, 2011. The warrant exercise price of 40 cents per share will remain the same.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

The Company could enter into contractual obligations and not have the funds to pay for these obligations.

The Company does not have any contractual restrictions on its ability to enter into binding agreements and, accordingly, the Company could incur significant obligations to third parties including financial obligations. Any such obligations could restrict the Company’s operations and the Company might not be able to pay for its commitments. If the Company cannot meet its commitments, legal action could taken against the Company. Any such actions could further restrict the Company’s ability to conduct its business.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

There is no assurance that the patent applications filed for the T36® technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no further protection for its intellectual property and reduced sales.

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

The Company has limited experience in marketing and selling its products and the Company has only two sales and marketing people. The most senior sales person was hired in May 2009 and the other in September 2009. None of the sales people have had prior experience with the type of products sold or being developed by the Company. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of significant funds over the next 24 months for marketing activities. Failure to achieve the marketing objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

ALDA Pharmaceuticals Corp. 2010 20F

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

Management of the Company at the time of this report, collectively own approximately 4.8% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

ALDA Pharmaceuticals Corp. 2010 20F

There is no guarantee that there is a market for the Company’s common shares in the United States.

Although the Company’s common shares were added to the OTC Bulletin Board System on April 20, 2009 under the symbol “APCSF”, trading of the company’s shares is very limited. The Company cannot guarantee that there will be a market for the Company’s common shares in the United States or that there will any significant amount trading in the company’s shares for the foreseeable future The Company cannot guarantee that it will continue to maintain a listing in the United States or that it will not be found in default of existing regulations or new regulations and be suspended from trading or delisted.

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

The Company is very dependent on the registration and sale of its commercial, retail and therapeutic products.

If the Company is not successful in achieving regulatory approval of its products, its ability to generate revenues will be impaired. Even if registrations are successful, there is no guarantee that the Company will be able to maintain the registrations or be able to pass inspections by the regulatory authorities that permit the sale of the Company’s products. In the event of a failed inspection, it is possible that the Company may be ordered to stop the sale of its products or undertake a recall of products that the regulatory authorities deem to be non-compliant with existing regulations. If the Company is ordered to recall or stop the sale of any of its products, the ability of the Company to generate revenues will be impaired. If such a recall or suspension of sales occurs, there is no guarantee that the Company will, at any future date, be able to resume the sale of the suspended or recalled products.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

Competitors are already well established in the market for disinfectant and antiseptic products and products for the treatment of topical infections. The introduction of new products into these existing markets could be met with aggressive marketing, price cutting and distribution impediments by competitors. To obtain market share, the Company’s business must penetrate a market with established competitors and obtain sufficient recognition to be able to displace the existing products. Substantial funds will have to be spent on marketing and education to achieve these objectives. Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the Company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued to the Company, design around such patents. There can be no assurance that a competitor's technology or product would be found to infringe the Company’s patents. In the disinfectant market, key competitors include Germiphene Corporation, Virox Technologies, Inc., JohnsonDiversey Inc., Advanced Sterilization Products, Reckitt Benckiser and Metrex Research Corporation. All of these companies are well established and sell disinfection products into the same markets served by the Company. In the hand sanitizer market, there are also well established competitors such as Gojo Industries, Inc., Johnson and Johnson Inc., Deb Canadian Hygiene Inc., Soapopular Inc. and Belvedere International. In the therapeutic markets being targeted by the Company, a number of large competitors, such as Johnson and Johnson, Cardinal Health, Reckitt Benckiser and Ortho Pharmaceutical are well established. Such large and aggressive competitors can deploy their significant resources to prevent a new competitor, such as the Company, from securing market share.

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

Two potentially toxic components of T36® Disinfectant are present in low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). O-phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats) For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK) supplied as a 50% solution in water, has been reported to cause allergic reactions and the swelling of the mucosa when used as a preservative in nose sprays and eye drops on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats). The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains denatonium benzoate to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

ALDA Pharmaceuticals Corp. 2010 20F

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

•

Acklands Granger International (“AGI”): A distributor of industrial, safety and fastener products with catalogue sales and 160 branches and 5 distribution centres across the country. Acklands-Grainger is the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games, the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for industrial safety and material handling supplies.

•

London Drugs: A regional pharmacy chain in Western Canada that is carrying T36® Antiseptic Hand Sanitizer and T36® Disinfectant.

•

Shoppers Drug Mart: A national pharmacy chain in Western Canada that is carrying T36® Antiseptic Hand Sanitizer and T36® Disinfectant.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still registered in British Columbia, Canada only.

In October, 2010, the head office of the Company moved to Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4. The Company’s telephone number is (604) 521-8300. The contact person is: Mr. Terrance Owen, President and CEO or Mr. Peter Chen, CFO and Secretary. The Company’s common shares have been listed for trading on the TSX Venture Exchange since July, 2001.

ALDA Pharmaceuticals Corp. 2010 20F

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	$1,500,000.00

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

T36® Disinfectant

------------------------

The Company’s first product, an Intermediate Level Disinfectant called “Viralex” and subsequently renamed “T36® Disinfectant”, was launched in September of 2001, prior to the acquisition of API. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. T36® Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces. This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, scissors and other non-critical equipment used in beauty salons, spas,  dental offices, and medical clinics and equipment used by firefighters, police and paramedics. T36® Disinfectant is also permitted to be used in restaurants and other facilities where food is prepared.

ALDA Pharmaceuticals Corp. 2010 20F

Efficacy studies - T36® Disinfectant

------------------------------------------------

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericidal, virucidal, fungicidal or tuberculocidal). In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against bacteria, fungi and viruses. The types of surfaces tested were hard non-porous surfaces unless otherwise noted.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

The efficacy and toxicology studies described above, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies were incorporated into the pre-IND package that was presented to the FDA on July 15, 2008 and into the pre-CTA (pre-Clinical Trial Application) that was presented to Health Canada on July 22, 2009. These studies were also included in the IND submission, described below, that was presented to the FDA on September 8, 2009 and, after receiving a response from the FDA was re-submitted with additional information on January 4, 2010. The studies above will also be included in a CTA for Health Canada when it is submitted.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

Other products

The Company is also selling or in various stages of development of other products describe below. Unless otherwise indicated, the Company has not determined, for any of these proposed products, when or if manufacturing will be started, revenues will be realized, any further testing will be conducted or registrations will be pursued in any jurisdiction outside Canada. If any further testing or registrations are undertaken, it is not known how much time or funding such testing would require or how long it will take the regulatory bodies to approve the products for marketing by the Company or if the regulatory bodies will approve the products at all. There are active competitors that are already well established in the markets selected by the Company. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would, in turn, lead to reduced revenues.

•

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

•

T36 DisinfexTM Disinfectant Cleaner Wipes: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant). It has also passed internal company efficacy and cleaning testing. This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36® Disinfectant, but need a more economical product that also cleans surfaces. The Health Canada DIN for this product is 02272989. On July 17, 2008, the Company received DIN 02314134 for this same product but renamed to “T36 DisinfexTM Disinfectant Cleaner. To date, this product has not been manufacturer or sold but may be sold as wipes contained in the same canisters as T36® Disinfectant wipes.

•

T36® Disinfectant Cleaner CONCENTRATE: This product (DIN 02278820) is intended to be used at dilutions up the 1/64 for large scale applications, such as floors and walls and has been on the market since November, 2008.

•

T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes: In October, 2007, the Company applied to Health Canada for a DIN for a new Antiseptic Hand Sanitizer Gel. DIN 02314320 was issued by Health Canada on July 22, 2008 as announced by the Company in a news release dated July 23, 2008. This new DIN allowed the Company to sell its first product for human use. This product consists of 0.15% BZK in 70% ethanol and, unlike standard 62% ethanol hand sanitizers, has been demonstrated in testing conducted by ATS Labs in Eagan, MN to be effective against Norwalk-like viruses as announced by the Company in a news release dated January 30, 2009. In the testing, Feline Calicivirus was grown to a log10 titer of 6.5 and exposed to the product for up to 5 minutes. After 5 minutes, the Company’s product reduced the viral titer by 98.2%. The 62% ethanol product had no effect in the same time period.

ALDA Pharmaceuticals Corp. 2010 20F

The product also kills the H1N1 influenza virus within 15 seconds in testing conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated August 7, 2009. In this testing, H1N1 Virus (Swine-like H1N1 Influenza A virus Strain A/California/04/2009) was grown to a log10 titer of 6.75 and exposed to the Company’s product for up to 1 minute. The maximum measurable kill rate of or 99.994%, a log10 reduction of 4.75, was achieved in 15 seconds.

Testing has also shown that T36® Antiseptic Hand Sanitizer is effective against two new strains of antibiotic resistant bacteria that have taken genes from other bacteria that have the ability to digest nearly all antibiotics, including penicillin-like antibiotics that possess broad spectrum antibacterial properties and are typically used as a last resort. Such genetic “swapping” is common among bacteria and is a major cause of antibiotic resistance. The testing was conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated December 2, 2010 using clinical isolates. In this testing Escherichia coli, Extended-Spectrum Beta Lactamase, Carbapenemase- Producing and Klebsiella pneumoniae, KPC2 positive, Carbapenemase- Producing were grown to a log10 titer of 8.91 and 8.85, respectively and exposed to the Company’s product for up to 1 minute. The maximum measurable kill rate for E. coli was 99.99988%, a log10 reduction of 5.91 in 15 seconds and, for K. pneumoniae, 99.99986%, a log10 reduction of 5.85 also in 15 seconds.

The gel form of the T36® Antiseptic Hand Sanitizer is being sold in various sizes of bottles and provided in automatic dispensers. On January 6, 2009, DIN 02321424 was issued by Health Canada for T36®Antiseptic Hand Sanitizer in liquid form. This product complements the T36® Antiseptic Hand Sanitizer Gel and allows the formulation to be manufactured and sold as a spray in bottles and automatic dispensers. On January 19, 2009, DIN 02321947 was issued by Health Canada for T36®Antiseptic Hand Sanitizer Wipes which incorporate the liquid Antiseptic Hand Sanitizer into wipes contained in canisters. On February 12, 2010, the Company was registered with the FDA and received Data Universal Numbering System Number 206462025. On April 7, 2010, the company received a National Drug Code (“NDC”) Labeler Code that allows the Company to sell OTC monograph products in the US. The “OTC monograph” refers to the “Tentative Final Monograph for OTC Healthcare Antiseptic Drug Products” published in the US Federal Register on June 17, 1994. This document describes antiseptic products that may be registered for sale in the US without further testing due to the known efficacy of the ingredients. This includes hand sanitizers that contain 60% to 95% ethanol.

Registration of the T36® technology for the following applications is in progress. Definitions of the product categories and further information are taken from the “Guidance Document. Human-Use Antiseptic Drugs” published by Health Canada and dated October 21, 2009 (“the Guidance Document”). For all of the products discussed below, it is therefore necessary for the Company to undertake further animal, efficacy, toxicology and clinical studies to obtain registration of the T36® formulation for human use.

•

“Personal Use” products are those self-selected for use by an individual in a domestic setting. “Personal Commercial Use” products are those made available to the general public for occasional use and are intended to reduce transient organisms on the skin in a commercial or institutional setting. This includes, but may not be limited to, antiseptic products dispensed in washrooms in public buildings (such as daycares and schools) or used in workplaces other than healthcare or food-handling premises. These products are commonly used to reduce transient organisms on hands, including those organisms that may not necessarily be encountered in a domestic setting. They are intended to provide a superficial and non-persistent cleaning effect to reduce microbial load on hands to either augment the effect of soap and water cleaning or for use when soap and water are not available. Most hand sanitizers, consisting of ethanol or BZK alone, fit in these categories of products and, in Canada and the US, are usually registered as “Monograph” products. A Monograph product can be sold without efficacy or toxicology studies if it contains certain amounts of known ingredients, such as ethanol at 60 to 80% in Canada or  60 to 95% in the US or BZK at concentrations up to 0.15% in Canada and 0.13% in the US. T36® Antiseptic Hand Sanitizer contains both 70% ethanol and 0.15% BZK and was provided with a DIN by Health Canada even though it contains a combination of ingredients. Further, due to the BZK, T36® Antiseptic Hand Sanitizer is expected to have a persistent effect. The full T36® formulation, which contains four anti-microbial ingredients in ethanol has demonstrated anti-viral, anti-fungal and anti-tuberculocidal activity in addition to being anti-bacterial. The perceived advantage of doing so is that the T36® formulation is known to have anti-microbial activity that is not seen in other hand sanitizers and could be unique among this category of products.

ALDA Pharmaceuticals Corp. 2010 20F

•

“Professional Food Handler Use” products are those which are indicated for use by food handlers and are used frequently to reduce transient organisms on the skin in a commercial or institutional setting including food processing plants, restaurants, retail supermarkets, and fast food outlets. The intent of such products is to both protect food handlers as well as to reduce the likelihood of transmission of disease through food. The requirements for the registration of such product is similar to those for  personal use products and personal commercial use products but there is a requirement to test for additional infectious organisms due to the possible presence of enteric viruses. It is not known at this time if the Company will be pursuing this market.

•

“Professional Health Care Use” products are those which are indicated for use by individuals to reduce transient and/or resident organisms on the skin in a healthcare setting (such as hospitals, nursing homes, clinics, dental offices). Such products are to be used in accordance with applicable hospital protocols. Healthcare settings typically exhibit a higher presence of transient and/or nosocomial organisms than domestic or other commercial institutions. As such there is an inherently higher safety risk to health if the product is not effective. Professional healthcare use antiseptics can be broken down into three categories as follows:

(a)

“Patient Preoperative Skin Preparations” are used on patients prior to surgical procedures, injections or insertion of catheters with the goal of significantly reducing and inactivating transient and resident organisms on skin to prevent their entry into the surgical site. An inert biological dye can be added to the T36® formulation to make the area of application visible. An appropriate delivery system will also be needed. Such products are intended to be applied once and must have a 6 hour residual effect... Current products in this category include relatively high concentrations of CHG in alcohol. Again, the T36® formulation has the perceived advantage of a broader spectrum of anti-microbial activity.

(b)

“Professional Hygienic Handrubs and Handwashes” are used by  healthcare personnel and patients after surgery to prevent transmission of infectious organisms. Handwashes require water while handrubs do not. The T36® formulation has been prepared in the form of gels, sprays and wipes and, if registration is successful, will be developed for use as a professional hygienic handrub in nursing stations, patient rooms, hallways, washrooms, etc.

(c)

“Surgical handscrubs” include surgical handrubs and handwashes. Again, handwashes require water while handrubs do not. The Company has developed a proprietary anti-viral, anti-bacterial soap, T36® Handwash. Preliminary testing of this product at BC Research, Inc. was conducted under the supervision of Dr. Ernie Lee. The soap was tested against three strains of test bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa and Serratia marcescens) and one strain of viruses (Herpes Simplex Virus type 1) at various concentrations at various contact times ranging from 1 minute to 10 minutes. In these tests, all bacteria were killed by the soap diluted up to 500 times within 1 minute. A substantial bacterial population reduction was found even when the bacteria were exposed to higher soap dilutions of 1/1000. In addition to bactericidal effectiveness, preliminary results indicated that the soap inactivated Herpes simplex, although an exact endpoint could not be determined due to toxicity of the soap towards the cultured cells used to propagate the virus. Further testing would have to be conducted to determine virucidal activity. The Company is considering registration of this product as a Professional Hygienic Handwash and a Surgical Handwash.

•

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

ALDA Pharmaceuticals Corp. 2010 20F

•     Anti-inflammatory, antiseptic therapeutics: The Company has developed a prototype product that contains 2% hydrocortisone in a T36® gel for use on topical infections and, in particular, inflamed infections. Preliminary studies with the formulation, under the direction of a physician, quickly resolved a number of skin infections, such as chronic eczema with secondary Staphylococcus infections and fungal infections, such as athlete’s foot and diaper rash. A second formulation contains 50% T36® at a 50% concentration and 0.1% betamethasone, a moderately potent glucocorticoidsteroid with anti-inflammatory and immunosuppressive properties. Unlike other drugs with these effects, betamethasone does not cause water retention. The lower concentration of T36® reduces the stinging caused by the ethanol when applied to inflamed areas. It is a more suitable preparation for use on sensitive areas or when used for infants for such infections as diaper rash. The Company is planning on conducting tests also against Athlete’s Foot with this combined anti-infective and anti-inflammatory formulation. As discussed above, a PCT patent application has been filed with CIPO to cover the composition, method of preparationand use of T36® formulations that also contain steroids, anesthetics or analgesics. The patent application has now moved to national examinations in the US and the EU.

•     Vulvovaginal infections (“VVI’s”): Current treatments available for VVI’s focus mainly on yeast infections which cause only 23% to 33%of VVI’s (Schwiertz etal., 2006. Throwing the dice for the diagnosis of vaginal complaints?Ann Clin Microbiol Antimicrob. 5:4 and FerrisD.G., Dekle C, Litaker M.S.J. 1996. Women's use of over-the counter antifungal medications for gynecologic symptoms. Fam Pract. 42(6):595-600). T36® VVI Treatment is effective against all fungal and bacterial VVI’s regardless of the species or combinations of species causing the infection. The Company plans to undertake the testing required for this product when sufficient financing has been has been secured.

Testing for of the T36® formulation for therapeutic indications
 ----------------------------------------------------------------------------------

There is competition in all of the therapeutic markets that the Company has targeted. However, the T36® formulation is not expected to be expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment. Rather than disrupting metabolic pathways, the T36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

The Company has competed preliminary studies required by Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications. These studies, conducted at Bioscience Laboratories, Inc. (“BSI”) located in Bozeman, Montana, are summarized below.

•      Six species of bacteria were completely killed after 30 seconds of exposure, including VRE (Vancomycin-Resistant Enterococcus), MRSA (Methicillin-ResistantStaphylococcus aureus) and MDR(Multi-Drug Resistant) Enterococcus faecium. These three species of bacteria are critical concerns in hospitals, nursing homes and other medical facilities based on their resistance to many antibiotics and other treatments. The clinical testing was completed according to the standards required by the FDA in the US, Health Canada and the European Medicines Agency, which included exposure of the bacteria to T36® for periods ranging from 30 seconds to 30 minutes. In other tests that were conducted for internal purposes, Staphylococcus aureusand Pseudomonas aeruginosa were completely killed by T36® with 15 seconds.

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

•      Two mycobacteria,Mycobacterium avium and Mycobacterium terrae were completely killed by the T36® formulation within 5 minutes, also the shortest time required by the FDA, Health Canada and the European Medicines Agency (“EMA”). Mycobacteria are among the most difficult bacteria to kill and are used as benchmark organisms to test the effectiveness of anti-microbial formulations.

ALDA Pharmaceuticals Corp. 2010 20F

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

Testing required for therapeutic registrations

Having completed these preliminary clinical tests, Investigational New Drug (“IND”) application #102,487 was submitted to the FDA which has responded with its requirements for pre-clinical and clinical tests. In consultation with its advisors, the Company is preparing a clinical plan and the following studies are understood to be required.

•   Dermal irritation and dermal toxicity – This study is to be conducted with an appropriate animal model, such as mini-pigs, for a dosage time that is at least as long as the intended duration of exposure of the T36® formulation to the skin. Since hand sanitizers are used continuously for indefinite periods of time, the maximum exposure time required by the regulatory agencies will be used. A protocol for this study is required.

•   Single dose irritation study – To assess the safety of the T36® formulation, a single dose study myst be conducted to determine if there is any irritation or adsorption of the product.

•   Percutaneous Absorption and Cutaneous Disposition (“AD studies”)- Fresh human skin samples are incubated for 24 hours with the epidermal surface exposed to each ingredient of a test substanceand the complete test substanceformula in a flow-through diffusion cells. The amount of each test article absorbed across the skin into the receptor fluid is determined byliquid chromatography and tandem mass spectrometry. Disposition of each of the test substances in the various skin layers is also determined using the same methods. These tests evaluate the rate and amount of each test substance absorbed across viable human skin after in vitro exposure and the disposition of each test substance in layers (stratum corneum, epidermis, and dermis) of viable human skin.

If there is little or no adsorption into or through the skin, the genotoxicity, carcinogenicity and reproductive toxicology tests described below may not be required since all of these effects rely on ingestion of an agent and T36® is a topical preparation. However, for completeness, descriptions of these tests are provided in the event they are required by the regulatory agencies.

•

Genotoxicity – This test is required to measure an agent’s ability to cause genetic damage. A standard battery of tests typically involves an in vitro test for gene mutation in bacteria, e.g., the Ames test, and an in vitro test with cytogenetic evaluation of chromosomal damage with mammalian cells or an in vitro mouse lymphoma thymidine kinase (tk) assay prior to the first human exposure. Prior to the initiation of  Phase II clinical studies, an in vivo test for chromosomal damage using rodent hematopoietic cells should be conducted. Such tests are routine, are relatively inexpensive, have high statistical power, are generally reproducible and detect a variety of genotoxic effects.

•

Carcinogenicity - The three major ways of testing for carcinogens are animal tests, epidemiological studies and bacterial tests to assess if a chemical or physical agent increases the risk of cancer. The traditional study designs involve exposure of rodents to the test substance for up to two years, with an extensive pathological examination at the end of the study to detect any tumours that may be present in the tissues of the animals. It is reported that O-Phenylphenol has a TD50 of 232 mg/kg per day where TD50 is the chronic dose rate (expressed in milligrams per kilogram of bodyweight per day) which would induce tumors in half of the number of test animals at the end of the standard lifespan for the species. T36® contains 2,800 mg/liter so the TD50 implies that a 100 kg person would have to consume over 8 liters of T36® each day to reach the TD50 level.

•

Reproductive toxicology - The main objective of this testing is to identify the effects caused by exposure to chemical substances on mammalian reproductive functions in all stages within the development process including gonadal function, conception, birth, and the growth and development of the offspring. The testing is usually done in rats at levels that are toxic but not lethal down to non-toxic levels through the 21st day of the third generation.

ALDA Pharmaceuticals Corp. 2010 20F

The following test will be required since it specifically measures the effects of topical preparations.

•

Photosensitivity - The photo-patch test is conducted to examine the influence of rays when a chemical substance is placed on the skin. Twenty four to 48 hours after a material that is suspected of causing photosensitive disease is pasted on the skin, the site is exposed to UV rays. If reddening or swelling occurs within 24 hours, the test is considered to be positive for such disease.

The following tests will be required to very specifically determine the efficacy of each ingredient and of the complete T36® formulation.

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

The following clinical trials using human subjects may be permitted once the irritation studies described above are completed.

•

21-Day Cumulative Irritation Patch Test (“Irritation Test”) - If the single dose irritation study above verifies the safety of T36®,  a longer irritation study is permitted. The objective of this test is to assesses the irritation caused by topical products and chemicals over 21 days of continuous exposure of the skin. The test substance is incorporated into patches that remain on the skin for a period of time and are replaced from time to time to maintain continuous exposure to the skin.

•

Multi-dose dermal irritation – In these tests, the objective is to evaluate the effect, if any, of prolonged and repeated exposure of the skin to the test substance. The “Induction Phase” of this study incorporates the test substance into a series of patches that are applied to the skin of 50 subjects repeatedly for periods of time and then removed. After a rest period, new patches are applied. This process is repeated over a period of time with a number of new patches and after completion of this phase, the reaction of the skin is evaluated. The “Challenge Phase” takes place some time after application of the final induction patch. Challenge patches are applied to previously untested sites, adjacent to the original induction patch sites. The reaction of the skin is evaluated 24 to 48 hours after application and the subjects are asked to report any delayed reactions which might occur after the final challenge patch reading.

•

Sensitivity test – This test is conducted on up to 350 individuals to determine if there are any deleterious effects or resistance to antibiotics. It has also been observed that resistance to certain microbicides, such as benzalkonium chloride (“BZK”), also occurs and that BZK-induced resistance to can lead to resistance to certain antibiotics, such as oxacillin. All of the T36® products provided by the Company contain BZK. It is therefore necessary to determine if T36® products may cause bacterial resistance, particularly with Methicillin-Resistant Staphylococcus aureus (“MRSA”). As discussed above, In microbiology, Minimum Inhibitory Concentration (“MIC”) is the lowest concentration of an antimicrobial agent that will inhibit the visible growth of a microorganism after overnight incubation. MICs of BZK for resistant MRSA are very low compared to the BZK content of T36® products. If used as directed, it is expected that T36® products will completely kill resistant MRSA.

The “European Standards” are protocols that have been established to ensure consistent testing methods of a wide variety of substances. The following tests will be required for registration of T36® products for use as antiseptic products.

•

EN1499 – This protocol, “Chemical disinfectants and antiseptics – Hygienic handwash – Test method and requirements”, published in 1997, is used to assess the efficacy of hygienic handwashes, that require the use of water, in hospital settings.  These protocols will be used to establish the efficacy of T36® Handwash, for general healthcare personnel use in nursing stations, patient rooms, hallways, washrooms, etc.

ALDA Pharmaceuticals Corp. 2010 20F

•

EN1500 - This protocol, “Chemical disinfectants and antiseptics – Hygienic handrub – Test method and requirements” published in 1997, is used to assess the efficacy of hygienic handrubs, that do not require the use of water, in hospital settings.  These protocols will be used to establish the efficacy of T36® Handrub also for general healthcare personnel use in nursing stations, patient rooms, hallways, washrooms, etc.

•

EN12791 - This protocol, “Chemical disinfectants and antiseptics – Surgical hand disinfection – Test method and requirements” published in 2005, is used to assess the efficacy of hygienic handwashes and handrubs, with or without water, respectively for use in hospital settings as a surgical scrub. This is the highest level of hand hygiene required of a product.

Clinical trials - Full clinical trials will be required for use of T36® for the treatment of Athlete’s foot and VVI’s. The full extent and cost of testing cannot be determined until many of the test above have been conducted to allow the evaluation of efficacy and toxicity under clinical conditions. However, the testing that is generally required is described below.

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

The budget and timetable for all of the testing that may be required has not yet been established and it is not known how long the testing may take. After the results are obtained from the non-human tests and are reported to the regulatory agencies, there is no certainty that permission will be granted to undertake human trials or that further pre-clinical testing will not be required. In addition to the testing that is described above, the regulatory agencies may require other tests that have not been considered by the Company or change their requirements. If additional testing is required, it is not known how long it will take for the Company to prepare, submit and modify the protocols and undertake such testing, how much the additional testing will cost or how much additional time will be required.

The three phases of clinical trials can require a number of years to complete. The total time required is dependant on the nature of the therapeutic product, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the regulatory agencies. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application. The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials.

ALDA Pharmaceuticals Corp. 2010 20F

The objective of the Company is to undertake testing that will satisfy the three major jurisdictions, namely The US, the EU and Canada. There are minor differences that are expected lead to increased costs, but management has decided that it is more economical to absorb these costs initially rather than conduct separate testing for each jurisdiction.

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

Plan Of Operations

Anticipated Changes to Facilities/Employees

In October, 2010, the Company moved to 170 – 4320 Viking Way, Richmond, BC, Canada in order to consolidate its offices and warehouse facilities at one location.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

2.

China: In the People’s Republic of China (“China”), the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”).  The CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. The studies required by the CDC in China include the following tests.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

Seasonality

Some seasonality is observed with T36® Disinfectant as sales decline in the summer and during the Christmas period due to the general business slowdown resulting from customers being on holidays. Sales of T36® Antiseptic Hand Sanitizer increased substantially between October 1, 2009 and March 31, 2010. There was a higher than usual demand for the Company’s products due to the expected H1N1 pandemic and a general shortage of hand sanitizers on the market. At the time of this report, those levels of sales were not repeated as concern over H1N1 waned and competitors re-entered the market. Also, it is not known if travelers will purchase the Company’s products during the summer season. If such consumers do enter the market, seasonality of sales may be mitigated during that time but there is no certainty that this will occur.

ALDA Pharmaceuticals Corp. 2010 20F

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

Canada

On February 18, 2005 the Canadian Intellectual Property Office (“CIPO”) received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO and the Company was advised that a response was required by October 8, 2009. On the advice of the Company’s patent lawyers, the Company decided to temporarily abandon the Canadian patent application to defer costs and the abandonment was deemed effective by CIPO on October 8, 2008. However, the patent application was reinstated and a response to the Office Action was submitted to CIPO prior to the revised deadline of October 8, 2009. On November 16, 2009, CIPO issued a Notice of Reinstatement to the Company. On June 29, 2010, CIPO issued a second Office Action which required a response by December 29, 2010. On August 17, 2010, the Company provided its response to the second Office Action.

ALDA Pharmaceuticals Corp. 2010 20F

European Union

On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) which assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information and to conduct certain experiments to support the claims that were made in the application. The Company completed both the literature research and the laboratory studies and, on December 19, 2008, submitted the response to the second Office Action to the EPO. A third Office Action, dated August 13, 2009, was provided to the Company by the EPO and a response from the Company was required by December 13, 2009. The Company requested and was granted a two month postponement. A response was submitted by the Company to the EPO prior to the new deadline of February 13, 2010. On October 28, 2010, the EPO provided another Office Action and a response from the Company is required by February 28, 2011 although a two month extension to April 28, 2011 is possible.

China

On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On November 25, 2010 the Company was advised that the above patent became vulnerable to an application for a compulsory license on October 17, 2010. Under Chinese patent practice, it is possible for a third party to apply for the grant of a compulsory license should the invention not have been “worked” or otherwise been impeded from being worked, three years from the grant of a Patent. This may take into account circumstances where the conditions attached to the licensing of the invention are unreasonable, or the demand for the invention is not reasonably being met. The government body responsible for considering applications for a compulsory license will consider a multitude of factors before granting such a license and there may be mechanisms available for patentees to respond, or comment, on such applications.

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010.

United States

US Patent #7,338,927

U.S. Patent Number 7,338,927 was issued on March 4, 2008 and provides protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022. The patent can be viewed on the website of the USPTO.

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

ALDA Pharmaceuticals Corp. 2010 20F

Australia

On February 22, 2008, the Company announced that Australian Patent Number 2002322916 has been issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.  On January 7, 2010 Australian Patent Number 2007237333 was issued by the Australia Patent Office. The new patent provides further protection for ALDA's T36® formulation until August 20, 2022 and includes claims to additional aspects of the T36® formulation, including the use of T36® as a component of a personal lubricant, in a method of preventing or reducing the transmission of a sexually transmitted diseases including Herpes, Chlamydia and HIV and for use in sanitizers and cleansers in creams, ointments and wipes.

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

The claims made in this particular PCT application were purposefully very broad. Accordingly, the examiner for ISA found a number of patents and other literature that, in the opinion of the examiner, represented prior art. At this time, the Company has started submissins of the application for National Examination. As the National Examiners provide their responses to the PCT application, the Company can respond by arguing against the opinions of the Examiners, or amending the claims.

USPTO Filing

The application was filed at the USPTO on September 17, 2010 assigned Serial No. 12/933,358 with an official filing date of March 20, 2008. On November 8, 2010 the Company was advised that the USPTO provided a “Notice of Missing Parts” and requested a response by December 20, 2010. The Company has chosen to postpone this response for up to 5 months since it is likely that the claim set will be amended.

EPO Filing

The above-noted application was filed at the EPO on October 20, 2010 and has been assigned Serial No. 08733640.0 with an official filing date of March 20, 2008. On November 5, 2010, the EPO provided notice that any claim amendments and the fees payable for the application were due on the non-extendable deadline of December 5, 2010. The Company amended the claims and submitted them to the EPO for consideration.

CIPO Filing

Submission to CIPO has been postponed for up to one year.

At the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

ALDA Pharmaceuticals Corp. 2010 20F

Trademarks:

The Company successfully trademarked “T36®” and the design of the logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”, and in the United States on November 2, 2004 (Registration No. 2898506) for a “pharmaceutical agent for use as an ingredient in disinfectants in liquid, spray, cream, ointment or gel for the prevention of infectious diseases”. The trademark in the United States is a Principal Register mark. The Principal Register of the US Patent and Trademark Office (“USPTO”) conveys the important substantive rights that most people associate with federal registration and, as a result, it is the preferred method of federal trademark protection. Probably the most important benefit of placing a mark on the Principal Register is that anybody who later initiates use of the same or a confusingly similar trademark may be presumed by the courts to be a "willful infringer" and therefore liable for damages.

The Company also successfully trademarked ”ALDA Pharmaceuticals” and the design in Canada on July 16, 2004 (Registration No. TMA615064) for “pharmaceutical preparations, namely anti-fungals, anti-infectives and anti-hypersensitives, vitamins and mineral supplements, and diagnostic reagents, for medical use” and in the United States on January 18, 2005 (Registration No. 2918352), also as a Principal Register mark for “pharmaceutical preparations, namely anti-fungals, anti-infectives and anti-hypersensitives, vitamins and mineral supplements, and diagnostic reagents, for medical use”.

On November 2, 2009, “ICEN” became a registered trademark of the Company (Registration No.

TMA751,878) for “antiseptic preparations; personal disinfectant sprays; disinfectants for household, commercial and institutional use; disinfectant wipes; disinfectant cleaning preparations for household, commercial and institutional use”.

On December 2, 2009, “T36 Disinfex” became a registered trademark of the Company (Registration No. TMA TMA754,444) for “antiseptic preparations, personal disinfectant sprays, disinfectants for household, commercial and institutional use, disinfectant wipes, disinfectant cleaning preparations for household, commercial and institutional use”.

On March 3, 2008, CIPO accepted an application filed by the Company to register “T36 Safe-T-Cide” (File No. 1385134) as a trademark in Canada for “antiseptic preparations, personal disinfectant sprays, disinfectants for household, commercial and institutional use, disinfectant wipes, disinfectant cleaning preparations for household, commercial and institutional use”. The proposed trademark was advertised in the Trade-marks Journal on November 12, 2008. On February 27, 2009, CIPO provided a Notice of Allowance for the trademark “T36 Safe-T-Cide”. The Company is required to file a Declaration of Use and pay a registration fee by February 27, 2011. At his time, the Company is not certain that this name will be used on any products and will defer the payment and filing.

In Canada, trademark registrations are granted for an initial period of 15 years from the date of the registration after which the trademark may be renewed for further periods of 15 years.

In the US, for a trademark registration to remain valid, an Affidavit of Use (Section 8 Affidavit) must be filed: (1) between the fifth and sixth year following registration, and (2) within the year before the end of every ten-year period after the date of registration. The registrant may file the affidavit within a grace period of six months after the end of the sixth or tenth year, with payment of an additional fee. The registrant must also file a Section 9 renewal application within the year before the expiration date of a registration, or within a grace period of six months after the expiration date, with payment of an additional fee. Assuming that affidavit of use is timely filed, registrations granted after November 16, 1989 have a 10-year term. This is also true for the renewal periods which have a 10-year term if the registration was granted on or after November 16, 1989. As of November 2, 2010, the trademark, “T36®” entered the six month grace period. The Company will pursue the sale of T36® Antiseptic Hand Sanitizer in the US under the NDC Labeller Code registration, prior to the expiry of the 6 month grace period, to preserve the trademark.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

The Company does not have production facilities as of June 30, 2010.

Principal markets and Potential Product Markets

Prior to the 2010 fiscal year, the Company’s sales have principally been to “First Responder” organizations, including ambulance, fire fighters and police forces in Canada, dental clinics and personal services establishments including hair salons and spas. During the quarters ended December 31, 2009 and March 31, 2010, sales increased substantially primarily due to retail sales of T36® Antiseptic Hand Sanitizer through pharmacy chains in Canada. During these two quarters, sales were driven by concerns about the possibility of a H1N1 pandemic. Also, certain major competitors withdrew from the Canadian market due to a shortage of supplies and focused on the US market which created a significant opportunity for the Company. Sales to VANOC also accounted for a significant increase during these two quarters. During the quarter ended June 30, 2010, sales of hand sanitizers decreased due to the passage of the flu season and the return of the competitors that had temporarily withdrawn from the Canadian market. Also, the expected H1N1 pandemic was not as serious as had been feared and consumers were no longer focused on the use of hand sanitizer products.  It is not known if the interest will be rekindled as a new flu season approaches. As a result of these events, the Company retains a focus on the retail market as well as its traditional dental, person services and first responders.

ALDA Pharmaceuticals Corp. 2010 20F

There are no reliable estimates of the size of the disinfectant, disinfectant cleaner or hand sanitizer markets in these particular segments.

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

Marketing, Distribution and Sales Channels

The Company does not directly market its products to end users except for some first responders such as the Royal Canadian Mounted Police (“RCMP”). The Company’s marketing, distribution and sales method has been to market its products to wholesalers of similar products who then market the products to end consumers. Recently, the Company has also been selling its products to retail outlets, as discussed above. In May, 2009, the Company hired an Account Executive and in September, 2009, two Account Managers to provide sales and marketing assistance to distributors. The Company has retained two of the sales staff.

The wholesale industry for disinfectants, cleaners, cleaning and hospital supplies and similar consumer products is fragmented into a large number of suppliers.  As a result, no competitor of the Company exercises significant control over distribution or the markets except that a hand sanitizer, Purell, distributed by Johnson & Johnson Consumer Products Company Division, a division of Johnson & Johnson Consumer Companies Inc. (“J&J”), is well-established in the market and well known to consumers. J&J is a large company with significant resources and has the ability to compete very vigorously to maintain its dominant market share of the hand sanitizer market. It is very possible that the Company may not be able to compete effectively against J&J and may not be able to maintain a stable share or any share of the market for hand sanitizers.  With other products such as T36® Disinfectant and T36® Disinfectant Cleaner CONCENTRATE , the Company must convince each new wholesaler that it approaches to carry the T36® products, often in place of other existing products, and also to make the Company’s products available to the wholesaler’s customers.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

4.D.  Property, Plant and Equipment

The Company has offices and a warehouse at 170 – 4320 Viking Way, Richmond, BC, Canada which consists of 5,272 square feet. The Company has entered a one-year lease expiring on October 31, 2011 with an option of renewal for an unspecified time.. The monthly lease payments are CDN$7,052 after tax per month.

The Company uses outside manufacturers for its production needs.

Item 4A.  Unresolved Staff Comments

No disclosure necessary.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

5.A.  Operating Results of the Company

Overview

Over the course of the Company’s operating history, the Company has secured the required government and regulatory approvals to market and sell T36® Disinfectant, Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes and T36® Disinfectant Cleaner CONCENTATE in Canada resulting in the sales described in Results of Operations below. To date, all of the Company’s sales have been solely in Canada which, while a developed industrial economy, is not a particularly large market relative to economies such as the United States, China or the European Union (“EU”). The Company has secured a National Drug Code (“NDC”) Labeler Code for hand sanitizer products in the US but has not yet introduced products there. Registration of products in the EU is also being investigated. Although sales in Canada increased significantly during the 2010 fiscal year, much of the increase was due to public concern over the expected H1N1 pandemic. Due to increased material costs that resulted from a shortage of materials, higher sales costs and increased storage cost, gross margins declined from 20.4% in the 2009 fiscal year to 14.3%. The Company has always been reliant on third party manufacturers and would likely benefit from controlling its own manufacturing to increase its gross profit.

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

Trend information

The major trend affecting the Company at this time is the seasonal concerns that are raised through the fall and winter over flu and colds. This seasonal affect was greatly exaggerated in the 2010 fiscal year when the World Health Organization (“WHO”) declared H1N1 to be a “Level Six” pandemic. This action by the WHO has contributed to the awareness and perception that there is a growing need or demand for products similar to those the Company produces. This resulted in substantial growth in the market for disinfectant products, in particular, consumer products which are effective against infectious microorganisms during the fall and winter of 2009 and 2010. There is no reliable prediction that these circumstances will be repeated and no growth or future growth can be predicted.

ALDA Pharmaceuticals Corp. 2010 20F

Sales

From the sale of T36® Disinfectant and T36® Antiseptic Hand Sanitizer through its distributors to the first responders, dental, beauty, commercial and consumer markets, the Company recorded sales of $1,459,686 for the 2010 fiscal year compared to $282,261 and $249,042 for the years ended June 30, 2009 and 2008, respectively. These total sales are $5,155 less than the sales reported for the nine months ended March 31, 2010. The reason for this is a one time charge against sales of $109,766 in the quarter ended December 31, 2009. The reason for this reversal of sales is that a customer ordered and received T36® Antiseptic Hand Sanitizer late in the flu season and were unable to sell all of the product. Although the customer retained the product for future sales, the Company chose to write down the sale of the retained product since the date by which it will be sold and booked again as revenue is uncertain. Actual sales for products in the fourth quarter of the 2010 fiscal year were $104,611. The difference between the reversal of the sales and the actual sales is $5,155.

Prior to the 2010 fiscal year, any differences in sales revenue were partly due to the timing differences in ordering and invoicing except that sales were slower in the summer and over the Christmas period. No significant quarterly variation in sales occurred until the quarters ended December 31, 2009 and March 31, 2010. During these two quarters, certain major competitors withdrew from the Canadian market due to a shortage of supplies and focused on the US market. This created a significant opportunity for the Company which led to the increased sales during the 2010 fiscal year. Sales to VANOC also accounted for a significant increase during these two quarters. New competitors appeared during the periods of highest concern about H1N1 but it was reported to the Company that some of these companies offering products did not have DIN’s and were not legitimate suppliers. These suppliers have now likely disappeared. During the quarter ended June 30, 2010, sales of hand sanitizers decreased due to the passage of the flu season and the return of the competitors that had temporarily withdrawn from the Canadian market Also, the expected H1N1 pandemic was not as serious as had been feared and consumers were no longer focused on the use of hand sanitizer products.  It is not known if the interest will be rekindled as a new flu season approaches.

The Company relies heavily on its current distributors to sell T36® products to end users. For the year ended June 30, 2010, sales to four major customers totaled $826,213 and accounted for 57% of the total sales. For the year ended June 30, 2009, sales to four major customers totaled $174,490 and accounted for 64% of the total sales. Clearly, a number of new significance customers were gained during the 2010 fiscal year. These new and previously existing customers are important to the Company and the loss of any or all of these customers would have a significant and negative effect on the Company.

The Company intends to continue its efforts to gain new customers as its selection of products can be used in a variety of personal, commercial and clinical settings.

Cost of Sales

For the for the year ended June 30, 2010, 2009 and 2008, the cost of sales incurred was $1,250,439, $224,687 and $157,234, representing 85.7%, 79.5%, and 63.1% of total sales, respectively. Cost of sales includes the direct costs of the inventory sold during the period plus sales costs, warehousing costs, shipping and handling charges. The higher cost of sales in actual terms during the year ended June 30, 2010 was due to the five-fold increase in sales compared to the 2009 fiscal year. The percentage increase was primarily due to an increase in cost of raw materials, particularly ethanol and supplies such as bottles, dispensers and dispenser stands which were in short supply when needed and greater transportation, warehousing, handling, and sales costs. At the Company’s new location, office and warehouse space is combined to conserve costs and maintain control over inventories which had previously been located with third party storage facilities. The Company is in the process of consolidating its inventories at the time of this report.

Gross Profit

For the year ended June 30, 2010, 2009 and 2008, the Company recorded a gross profit of $209,247, $57,574 and $91,808, respectively. Gross profit increased in actual terms in the fiscal year ended June 30, 2010 due to the increase in sales but declined in percentage terms due to increases in the cost of production, transportation, warehousing and sales as described above in the preceding paragraph, “Cost of Sales”.

Advertising and Promotion

The increase in advertising and promotion costs to $2,638,384 during the 2010 fiscal year was due to payments to VANOC for the Sponsorship, advertising associated with the Sponsorship and the preparation of new product brochures and other new marketing materials.

ALDA Pharmaceuticals Corp. 2010 20F

Conference

The conference costs were $19,960, $10,563 and $1,891 for the year ended June 30, 2010, 2009 and 2008, respectively.  The conference costs were higher in the year ended June 30, 2010 than the preceding two years due to attendance by company representatives at trade shows such as the annual meeting of the Ontario Dental Association and meetings organized by distributors which allowed the Company to introduce its products to sales and marketing representatives of the distributors.

Consulting

Consulting fees for the year ended June 30, 2010, 2009 and 2008 were $579,632, $567,144 and $1,004,660, respectively. The higher amount of consulting fees during the 2008 fiscal year was largely due to non-cash stock-based compensation expenses of $605,068 which resulted from the grant of options to senior officers and other consultants to the Company. Fewer options were granted during the 2009 fiscal year leading to lower non-cash stock-based compensation expense of $ 138,284. During the 2010 fiscal year $115,225 non-cash stock-based compensation was recognized for consultants.  Details of the non-cash stock-based compensation provided by the Company for the fiscal year ended June 30, 2010 are provided in Note 9(b) of the accompanying financial statements. In addition to the non-cash stock-based compensation provided to consultants, $350,000 was paid to executives of the Company in remuneration for their services to the Company. Information on related party transactions is provided in Note 13 of the consolidated financial statements. In addition, the consulting fees included fees paid to third party consultants to carry out ongoing projects including branding, marketing, and product development.

Due Diligence

A due diligence fee of $10,000 related to the proposed acquisition of a pharmaceutical manufacturing facility was paid to the target company during the fiscal year ended June 30, 2008. On February 23, 2009, the Company entered into a non-binding Letter of Intent to purchase all of the business and undertakings of the target company. On June 23, 2009, the Company issued a news releases stating that the Company was not going to proceed with the proposed acquisition. No due diligence fees were paid in 2009 or 2010 fiscal years.

Investor Relations

Investor relations activities amounted to $ 116,503, $132,103 and $124,065 for the year ended June 30, 2010, 2009 and 2008, respectively. Freeform Communications, Inc. (“Freeform”) was paid a total of $70,000, $48,000 and $46,649 for their services to the Company for the year ended June 30, 2010, 2009 and 2008, respectively. Included in this category for the year ended June 30, 2010, 2009 and 2008 was non-cash stock-based compensation of $32,964, $73,859 and $53,707, respectively, for various options granted to Freeform and fees of $13,539, $9,954 and $13,709 paid to Marketwire for the dissemination of news releases. The only material changes in investor relations costs were the differences in non-cash stock-based compensation.

Legal and Accounting Fees

Legal and accounting fees did not change in a material way over the last three fiscal years and were $61,481, $72,537 and $89,723 for the year ended June 30, 2010, 2009 and 2008, respectively. Legal fees incurred in the periods generally consist of advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, the preparation of documentation required for private placements and attending to the closing of the private placements. Accounting fees consisted of consultation fees, auditing of the Company’s annual financial statements and during the 2008 fiscal year, undertaking due diligence on the target company that was being considered for acquisition.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2010, 2009 and 2008 were $223,263, $189,556 and $375,807, respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred.  During the 2008 fiscal year costs in this category were higher because the Company elected to write off $104,400 in development costs and intellectual property that was acquired in the original Qualifying Transaction. Costs in this category include continuation of US patent application, ongoing registration of “T36 Disinfex” as a trademark in Canada, testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products. During the 2010 fiscal year, the Company completed an IND application that was submitted to the FDA for consideration. This led to the increased costs compared the 2009 fiscal year.

ALDA Pharmaceuticals Corp. 2010 20F

Wages and Benefits

Wages and benefits were $445,484, $209,946 and $302,439 for the year ended June 30, 2010, 2009 and 2008. Costs in this category include the wages paid for accounting and administrative assistance and to sales and marketing staff. New sales staff were hired during the 2010 fiscal year, leading to the increase in wage and benefit costs. . Non-cash stock-based compensation expenses of $207,405 were recognized for employees during the 2010 fiscal year compared to $124,695 and $244,790 for the year ended June 30, 2009 and 2008, respectively.

Loss and Comprehensive Loss for the Year

The Company continued to have losses from operations of $ 3,992,659, $1,183,009 and $1,937,735 for the year ended June 30, 2010, 2009 and 2008, respectively. The Company observed higher losses in the 2008 fiscal year compared to the 2009 fiscal year largely due to a total of non-cash stock-based compensation expenses of $903,565 being recognized in the statement of operations in 2008. In comparison, there were $336,838 non-cash stock-based compensation expenses in the 2009 fiscal year. In the 2010 fiscal year, non-cash stock-based compensation of $355,594 was similar to that of the 2009 fiscal year. The details of non-cash stock-based compensation are disclosed in Note 9(b) and in the Consolidated Statements of Cash Flows in the interim consolidated financial statements. However, as discussed above, the higher loss incurred during the 2010 fiscal year is primarily due to payments to VANOC for the Sponsorship. Sales are not yet sufficient to cover all of the expenditures of the Company. Product registration and development costs remain higher than revenues due to the employment of independent consultants to assist with satisfying the requirements of the FDA, EMA and Health Canada, to evaluate the potential applications and development of the Company’s T36® technology and to determine the regulatory pathways to commercialization. The commitment to VANOC for the Sponsorship continues through to June 30, 2012.

Management is currently investing in the sales and marketing of T36®products. Marketing new products that are unknown to the selected markets is expected to be very expensive and will lead to increased losses for an indeterminate amount of time before revenues and profits grow enough to offset these new expenditures. In addition, the pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses are anticipated for the foreseeable future.

Management is currently investing in the marketing of T36® Antiseptic Hand Sanitizer, T36® “The Wipe” Antiseptic Hand Sanitizer, T36 DisinfexTM (formerly known as T36® Disinfectant), T36 Disinfex Wipes and T36® Disinfectant Cleaner CONCENTRATE. Marketing new products that are unknown to the selected markets is expected to be very expensive and will lead to increased losses for an indeterminate amount of time before revenues and profits grow enough to offset these new expenditures. In addition, the pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses are anticipated for the foreseeable future.

1.6

LIQUIDITY

Although the Company generates revenues from the sale of its T36® products, sales are mainly occurring in Canada. The Company has also established a plan to introduce products to other markets in the US and the EU and for the development, testing, registration and marketing of therapeutic applications of the T36® formulation. Management has been and continues to evaluate the possibility of acquiring technologies that are complementary to T36® technology and launching similar types of product lines in the near future. The Company will need to undertake further financings in order to carry out these plans. These financings will lead to the dilution of current shareholders of the Company.

1.7 CAPITAL RESOURCES

During the year ended June 30, 2010, 1,380,000 warrants were exercised by the holders at an exercise price of $0.45 for total gross proceeds of $621,000. No options were exercised during the period.

ALDA Pharmaceuticals Corp. 2010 20F

On September 9, 2009, the Company completed a private placement of 6,000,000 units of the Company at a price of $0.25 per unit for gross proceeds of $1,500,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until September 11, 2010 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.80 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days..  Finders’ fees and legal fees in the amount of $53,523 were charged against share capital in connection with the private placement. On August 13, 2010, the TSX Venture Exchange accepted the extension of the warrants by the Company to September 16, 2011 at the same price and with the same forced conversion conditions.

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise of $0.55 with an exercisable term of five years expiring on October 15, 2014.  700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized.  50,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant. During the year ended June 30, 2010, options granted to a consultant and an employee to acquire a total of 270,000 common shares of the Company were cancelled due to the termination of the consultant and the departure of an employee.

As at June 30, 2010, the Company had 58,721,799 outstanding common shares and a total of 6,000,000 outstanding warrants exercisable at an exercise price range of $0.40 before the date of expiration. The outstanding stock options as at June 30, 2010 were 5,600,000 (5,575,000 options were exercisable) at an exercise price range of $0.20 to $0.80 per option. Upon the exercise of outstanding warrants and exercisable options, the Company will have fully diluted outstanding common shares of 70,321,799

At the time of this report, the Company does not have sufficient working capital to pursue its development plans. here can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. There is no assurance that additional funding will be made available to the Company to fulfill its business objectives. In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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

ALDA Pharmaceuticals Corp. 2010 20F

Changes in Significant Accounting Policies

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, effective for interim and annual periods beginning on or after Oct 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”) IAS 38, “Intangible Assets”. This new standard is effective for the Company’s interim and annual financial statements commencing July 1, 2009. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements related to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

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

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2010 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

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

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the changeover for all Canadian Publicly Accountable Enterprises (“PAEs”) to adopt International Financial Reporting Standards (“IFRS”), replacing Canadian GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS.  The Company’s first set of filing prepared under IFRS will be the unaudited interim financial statements for the quarter ending September 30, 2011, including comparative IFRS financial information for the quarter ending September 30, 2010, an opening balance sheet as at July 1, 2011 and full disclosure of all new IFRS polices. The first annual IFRS financial statements will be for the year ending June 30, 2012 and will include comparative restatement, conversion adjustments and reconciliations for the year ending June 30, 2011.

ALDA Pharmaceuticals Corp. 2010 20F

Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.  The management of the Company has developed a project plan for the conversion to IFRS based on the current nature of the operations. The Company has broken down its IFRS transition plan into three phases: (1) Diagnostic and Scoping phase; (2) Planning, Analysis and Design phase, and (3) Implementation and Transition phase.

The Diagnostic and Scoping phase requires the Company to assess the key accounting policies and financial systems that would be impacted by the transition to IFRS.  Each potential impact identified during this phase is ranked to the degree of impact on our financial reporting and the overall complexity of the conversion effort.

The Planning, Analysis and Design phase requires the Company to prepare detailed analysis of the major differences between GAAP and IFRS applicable to the Company, decisions on accounting policy choices where applicable, a review of the information technology systems and determining the impact of the conversion on the business activities and internal control environment.

The Implementation and Transition phase requires the Company to fully execute the necessary changes to the information technology systems, and the internal controls and development of the financial statement presentation and disclosures in accordance with the management’s accounting choices of IFRS.

During the review process, the Company has prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines.  To date, the Company has identified that a number of differences between Canadian GAAP and IFRS that will likely to affect the Company’s financial reporting include, but not limited to, stock-based compensation, property plant and equipment (“PP&E”) and financial statement presentation and disclosure.  The identified differences addressed below are not expected to have a material impact on the reported results and its financial position.  Note that as the company advances into the next phase of the evaluation, additional differences may be indentified.

In December 2009, the CICA issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which provides guidance for determining whether an arrangement involving multiple deliverables contains one or more units of accounting. The accounting treatments provided in EIC-175 are effective for the first annual reporting period beginning on or after January 1, 2011. Early adoption is permitted. The Company does not believe that this guidance will have an impact on its financial statements.

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

ALDA Pharmaceuticals Corp. 2010 20F

5.D.  Trend information

The major trend affecting the Company at this time is the seasonal concerns that are raised through the fall and winter over flu and colds. This seasonal affect was greatly exaggerated in the 2010 fiscal year when the World Health Organization (“WHO”) declared H1N1 to be a “Level Six” pandemic. This action by the WHO has contributed to the awareness and perception that there is a growing need or demand for products similar to those the Company produces. This resulted in substantial growth in the market for disinfectant products, in particular, consumer products which are effective against infectious microorganisms during the fall and winter of 2009 and 2010. There is no reliable prediction that these circumstances will be repeated and no growth or future growth can be predicted.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2010 about the Company’s current directors and senior management.  There have been no subsequent changes to the Company’s current directors and senior management:

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Terrance Owen	64	President, CEO and Director	Bi-optic Ventures Inc.	Secretary and Director
Peter Chen	48	Secretary, CFO and Director	None	n/a
Eugene Hodgson	54	Director	Timmins Gold Corp.	Director
Linda Allison	63	Director	None	n/a
Ronald Zokol	61	Director	None	n/a
William McCoy	55	Director	None	n/a

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

ALDA Pharmaceuticals Corp. 2010 20F

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2010 and previous years are detailed in Table No. 7 below:

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 7

Annual Compensation of Senior Management

_____________________________________________________________________________________

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Terrance G. Owen, Chief Executive Officer (1)	2010 2009 2008 2007	Nil Nil Nil Nil	$13,000 Nil Nil Nil	$ 180,000 $ 180,000 $ 150,000 $ 60,000	125,000 350,000 400,000 550,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Peter Chen, Chief Financial Officer (2)	2010 2009 2008 2007	Nil Nil Nil Nil	$13,000 Nil Nil Nil	$ 144,000 $ 144,000 $ 120,000 $ 60,000	125,000 350,000 400,000 550,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)

Consulting/management fees (“other annual compensation” of $180,000, $180,000, $150,000 and $60,000 in 2010, 2009, 2008 and 2007, respectively) were paid to a management consulting company owned by Terrance Owen.

(2)

Consulting/management fees (“other annual compensation of $144,000, $44,000, $120,000 and $60,000 in 2010, 2009, 2008 and 2007, respectively) were paid to a management consulting company owned by Peter Chen.

(3)

Discretionary bonus paid to Terrance Owen and Peter Chen or companies owed/controlled by Terrance Owen and Peter Chen.

_____________________________________________________________________________________

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 8

Stock Option Grants to directors and officers in Fiscal 2008 Ended June 30, 2008,

Fiscal 2009 Ended June 30, 2009 and Fiscal 2010 Ended June 30, 2010

Name	Number of Options Granted	% Of Total Options Granted in Fiscal Year	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant (1)
Terrance Owen	200,000 200,000 100,000 250,000 125,000	6.73 6.73 4.65 11.63 17.12	$0.50 $0.80 $0.20 $0.25 $0.55	12/07/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014	$52,505 $93,187 $8,862 $32,044 $57,612
Peter Chen	200,000 200,000 100,000 250,000 125,000	6.73 6.73 4.65 11.63 17.12	$0.50 $0.80 $0.20 $0.25 $0.55	12/07/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014	$52,505 $93,187 $8,862 $32,044 $57,612
Linda Allison	100,000 50,000 50,000 150,000 50,000	3.37 1.68 2.33 6.98 6.85	$0.50 $0.80 $0.20 $0.25 $0.55	12/07/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014	$26,252 $23,297 $4,431 $19,226 $23,045
William McCoy	50,000 50,000 50,000 150,000 50,000	1.68 1.68 2.33 6.98 6.85	$0.50 $0.80 $0.20 $0.25 $0.55	12/07/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014	$13,126 $23,297 $4,431 $19,226 $23,045
Eugene Hodgson	50,000 50,000 50,000 150,000 50,000	1.68 1.68 2.33 6.98 6.85	$0.50 $0.80 $0.20 $0.25 $0.55	12/07/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014	$13,126 $23,297 $4,431 $19,226 $23,045
Ron Zokol	100,000 50,000 50,000 150,000 50,000	3.37 1.68 2.33 6.98 6.85	$0.50 $0.80 $0.20 $0.25 $0.55	12/07/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014	$26,252 $23,297 $4,431 $19,226 $23,045

(1) See Notes 7.(b)(iv)of the accompanying financial statements for the year ended June 30, 2010.

The following table gives certain information concerning stock option exercises during Fiscal 2010 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

ALDA Pharmaceuticals Corp. 2010 20F

______________________________________________________________________

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2010

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Terrance Owen	0	$0	$0/$0
William McCoy	0	$0	$0/$0
Peter Chen	0	$0	$0/$0
Ron Zokol	0	$0	$0/$0
Linda Allison	0	$0	$0/$0
Eugene Hodgson	0	$0	$0/$0

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the fiscal year ended June 30, 2010, a total of 750,000 were granted and 20,000 options were subsequently cancelled due to the departure of an employee.  Table 8 excludes 280,000 share purchase options granted to non-officer and non-director employees, which were granted on October 15, 2009 at an exercise price of $0.55 and have a term of 5 years from the date of grant. During the fiscal year ended June 30, 2009, a total of 2,150,000 stock options were granted and 1,830,000 were exercised. Table 8 excludes 650,000 share purchase options granted to non-officer and non-director employees, which were granted on October 31, 2008 and June 4, 2009 at an exercise price of $0.20 to $0.25, respectively, and have a term of 5 years from the date of grant. During the fiscal year ended June 30, 2008, a total of 2,970,000 stock options were granted and 650,000 were exercised. Table 8 excludes 1,670,000 share purchase options granted to non-officer and non-director employees during the fiscal year ended June 30, 2008. These options were granted on December 7, 2007 and May 2, 2008 at an exercise price of $0.50 and $0.80, respectively, and have a term of 3 years from the date of grant.

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

ALDA Pharmaceuticals Corp. 2010 20F

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

The Officers agree that they shall not engage in any activity that is contrary to or detracts from the performance of the business of the Company, will not receive and personal benefit from any party having business with the Company without the approval of the Board and, during the term of the agreement and for a period of one year afterwards, will not compete with the Company or solicit customers or employees of the Company.

ALDA Pharmaceuticals Corp. 2010 20F

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

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Peter Chen (the Company’s CFO), Eugene Hodgson (non-management Director) and Linda Allison (non-management Director). The Audit Committee met four times during the year ended June 30, 2010 to discuss and approve the Company’s audited and quarterly financial statements.  The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D.  Employees

As of June 30, 2010 and as of the date of filing of this Annual Report, the Company had 3 full-time employees and 2 part-time employees. The Senior Accountant provides accounting services, administrative assistance and inside sales support. The Account Executives are responsible for introducing the Company’s products to prospective customers and supporting the requirements of existing customers. Two Officers (President & CEO, Terrance Owen and CFO, Peter Chen), employed full-time through contracts with their respective companies. The Company retains independent consultants to assist with marketing, investor relations and regulatory matters, as required.

6.E.  Share Ownership

Table No. 10 lists, as of June 30, 2010, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from June 30, 2010
Common	Terrance Owen	1,066,500	1.82%	875,000
Common	Linda Allison	645,500	1.10%	400,000
Common	Peter Chen	467,858	0.80%	875,000
Common	Eugene Hodgson	67,500	0.11%	400,000
Common	Ronald Zokol	492,422	0.84%	400,000
Common	William McCoy	72,500	0.12%	350,000
	Total Directors/Management	2,812,280	4.79%	3,300,000

 (1) Based on 58,721,799 outstanding as of June 30, 2010

_____________________________________________________________________________________

ALDA Pharmaceuticals Corp. 2010 20F

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan was filed with the 2005 Form 20-F as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on December 10, 2010. A copy of the amended Stock Option Plan is provided as Exhibit 4.m. It will remain in effect until the next Annual General Meeting of Shareholders.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below. The terms of the original Stock Option Plan and the major changes in the Stock Option Plan as amended in 2009 (“the 2009 Plan”) are described below and provided as Exhibit 4.m.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 11

Stock Options Outstanding

________________________________________________________________________________

Directors and Officers	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	200,000 200,000 100,000 250,000 125,000	$0.50 $0.80 $0.20 $0.25 $0.55	12/7/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014
Peter Chen	200,000 200,000 100,000 250,000 125,000	$0.50 $0.80 $0.20 $0.25 $0.55	12/7/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014
Linda Allison	100,000 50,000 50,000 150,000 50,000	$0.50 $0.80 $0.20 $0.25 $0.55	12/7/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014
Eugene Hodgson	50,000 50,000 50,000 150,000 50,000	$0.50 $0.80 $0.20 $0.25 $0.55	12/7/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014
William F. McCoy	50,000 50,000 50,000 150,000 50,000	$0.50 $0.80 $0.20 $0.25 $0.55	12/7/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014
Ron Zokol	100,000 50,000 50,000 150,000 50,000	$0.50 $0.80 $0.20 $0.25 $0.55	12/7/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014
TOTAL	3,250,000

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 11 (cont’d)

Stock Options Outstanding

Employees and Others	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Allan Shapiro	200,000 100,000 100,000 150,000	$0.50 $0.80 $0.20 $0.25	12/7/2007 05/02/2008 10/31/2008 06/04/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014
Eric Lam	100,000 100,000 50,000 200,000 80,000	$0.50 $0.80 $0.20 $0.25 $0.55	12/7/2007 05/02/2008 10/31/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 10/31/2013 06/04/2014 10/15/2014
Tracy Haubrich	20,000	$0.55	10/15/2009	10/15/2014
Diane Mann	130,000	$0.55	10/15/2009	10/15/2014
Brain Conway	60,000	$0.50	12/7/2007	12/07/2010
Mike Wilby	60,000	$0.50	12/7/2007	12/07/2010
Freeform Communications	300,000 100,000 150,000 50,000	$0.50 $0.80 $0.25 $0.55	12/7/2007 05/02/2008 06/04/2009 10/15/2009	12/07/2010 05/02/2011 06/04/2014 10/15/2014
John Mooney	150,000	$0.50	12/7/2007	12/07/2010
Ping Liu	250,000	$0.80	05/02/2008	05/02/2011
Total consultants, scientific advisors, employees and investor relations	2,350,000
Total Outstanding	5,600,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2010, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. Only Allan Shapiro has restrictions on the voting rights of his shares. As of June 30, 2010, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

Name	Number of Common Shares, Warrants and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2010 (1)	Options and warrants exercisable in 60 days
N/A	N/A	N/A	N/A

(1) Based on 58,721,799 shares outstanding

ALDA Pharmaceuticals Corp. 2010 20F

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

7.A.2.  Canadian Share Ownership.

On June 30, 2010, the Company’s shareholders’ list showed 58,721,799 common shares outstanding and 42 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 38 holders of record  resident in Canada, holding 58,099,950 common shares; 1 holder of record resident in the USA, holding 1,500 common shares; and, 3 holders of record resident elsewhere holding 620,349 common shares.

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

During the year ended June 30, 2010, the Company paid consulting fees including discretionary bonus of $350,000 (2009: 329,208; 2008: $288,813) to companies controlled by Terrance Owen, President, CEO & Director, Peter Chen, CFO & Director, and Linda Allison, Director of the Company.

During the year ended June 30, 2010, the Company paid rent of $38,259 (2009: $26,320; 2008: $24,737) to a company controlled by Terrance Owen, President & CEO and a director of the Company.

During the year ended June 30, 2010, the company recorded stock based compensation expenses of $115,225 (2009: $176,441; 2008: $562,427) to directors and companies controlled by a director of the Company.

During the year ended June 30, 2010, the Company recorded a note receivable of $nil (2009: $66,000; 2008: $0) owing by directors of the Company.

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

Accounting Fees

For the annual statements dated June 30, 2010, 2009 and 2008, the Company paid accounting fees of $35,000, $29,010 and $33,010, respectively, to HLB Cinnamon Jang Willoughby, Charted Accountants.  During the year ended June 30, 2007, the Company paid accounting fees of $25,000 to HLB Cinnamon Jang Willoughby, Chartered Accountants.  During the financial year ending June 30, 2010 HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.

ALDA Pharmaceuticals Corp. 2010 20F

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  These include audited financial statements for the fiscal years ended June 30, 2010, 2009 and 2008 prepared by the auditor, Meyers Norris Penny LLP.  During the financial year ending June 30, 2010 HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

8.B.  Significant Changes

----No Disclosure Required----

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "APH".  The Company applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on July 31, 2001 under its former name, Duft Biotech Capital Ltd. and under its former symbol, DUF. The Company also trades on the OTCQB under the symbol “APCSF”.

Table No. 12 lists the high, low and closing period average sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

ALDA Pharmaceuticals Corp. 2010 20F

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

____________________________________________________________________________________

Sale - Canadian Dollars

Period Average	High	Low	Closing
Month ended 11/30/10	0.13	0.09	0.10
Month ended 10/31/10	0.14	0.11	0.11
Month ended 09/30/10	0.15	0.11	0.12
Month ended 08/31/10	0.15	0.10	0.13
Month ended 07/31/10	0.14	0.09	0.11
Month ended 06/30/10	0.16	0.12	0.12

Fiscal Year Ended 06/30/2010	0.74	0.12	0.12
Fiscal Year Ended 06/30/2009	0.48	0.06	0.17
Fiscal Year Ended 06/30/2008	1.57	0.14	0.42
Fiscal Year Ended 06/30/2007	0.20	0.05	0.15
Fiscal Year Ended 06/30/2006	0.11	0.04	0.08

Fiscal Quarter Ended 09/30/2010	0.15	0.09	0.12
Fiscal Quarter Ended 06/30/2010	0.38	0.12	0.12
Fiscal Quarter Ended 03/31/2010	0.45	0.16	0.17
Fiscal Quarter Ended 12/31/2009	0.74	0.36	0.45
Fiscal Quarter Ended 09/30/2009	0.46	0.16	0.38
Fiscal Quarter Ended 06/30/2009	0.48	0.15	0.17
Fiscal Quarter Ended 03/31/2009	0.29	0.11	0.24
Fiscal Quarter Ended 12/31/2008	0.24	0.06	0.11
Fiscal Quarter Ended 09/30/2008	0.48	0.18	0.20

ALDA Pharmaceuticals Corp. 2010 20F

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

Table No. 13 lists, as of June 30, 2010, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.   These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
September 9, 2009	6,000,000 (1)	6,000,000	$0.40	Until September 16, 2010 (2)

(1)

Issued pursuant to a private placement which closed in September 9, 2009.  Exercisable period of the warrants to September 16, 2010 at the exercise price of $0.40 per share with a forced exercise provision attached to each warrant.

(2)

On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 6,000,000 outstanding share purchase warrants by one further year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of 40 cents per share will remain the same.

______________________________________________________________________________

9.A.6.  Differing Rights

---No Disclosure Necessary---

9.A.7.a.  Subscription Warrants/Right

---No Disclosure Necessary---

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

ALDA Pharmaceuticals Corp. 2010 20F

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange which is headquartered in Toronto, Ontario.

Refer to ITEM #9.A.4 for trading information and history. At this time, the Company is not seeking a listing on any other stock exchange.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value due to changes in the British Columbia Company Act which permitted this action.

At June 30, 2009, there were an unlimited number of common shares authorized and 58,721,799 common shares issued and outstanding.

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

As of June 30, 2005, there were 100,000,000 common shares authorized and 15,784,404 common shares issued.

As of June 30, 2004, there were 100,000,000 common shares authorized and 12,784,404 common shares issued.

As of June 30, 2003, there were 100,000,000 common shares authorized and 2,451,475 common shares issued.

As of June 30, 2002, there were 100,000,000 common shares authorized and 2,376,475 common shares issued.

As of June 30, 2001, there were 100,000,000 common shares authorized and 1,176,475 common shares issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

---No Disclosure Necessary---

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

ALDA Pharmaceuticals Corp. 2010 20F

---Refer to Table No. 11 and Table No. 13.--- Check tables for correct reference

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05 Private Placement @$0.05	3,916,000 1,100,000	$195,800.00 $55,000.00

Fiscal 2007	Private Placement @$0.05 Private Placement @$0.10	1,430,000 8,000,000	$71,500.00 $800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	1,500,000.00

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

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

10.G.  Statement by Experts

The Company’s auditor for its financial statements for fiscal year ended 2010 was Meyers Norris Penny LLP.  During the financial year ending June 30, 2010, HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP  Their audit report for Fiscal 2010/2009 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit.

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

ALDA Pharmaceuticals Corp. 2010 20F

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

ALDA Pharmaceuticals Corp. 2010 20F

Peter Chen is considered to be an audit committee financial expert. Mr. Chen obtained a Diploma in Accounting from Douglas College in 1993. On graduation, he became a self-employed financial consultant. From November 2000 to October 2003, Mr. Chen was the Chief Financial Officer of Prospect Point Exploration & Management Services Ltd., a private company that provides mineral exploration consulting services. He was the President of Canadian Mineral Exploration Managing Consultants Inc., a private company that provides mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, from January 1997 to January 2000 and Chief Financial Officer from February 1994 to January 2000. Mr. Chen was a director of the Douglas College Foundation from 2004 to 2007.  Mr. Chen is a founder of the Company, has been its CFO since it’s inception in May, 2000 and began working with the Company full time in that capacity in November, 2003.

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

ALDA Pharmaceuticals Corp. 2010 20F

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The following table sets out the aggregate fees billed by HLB Cinnamon Jang Willoughby, Chartered Accountants in 2008 and 2009.

Year

Audit Fees

Audit Related Fees(1)

Tax Fees(2)

All Other Fees(3)

2009

$25,000  (86%)

$Nil  (0%)

Nil  (0%)

$4,010  (14%)

2008

$25,000  (76%)

$Nil  (0%)

Nil  (0%)

$8,010  (24%)

During the financial year ending June 30, 2010, HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.  The following table sets out the aggregate fees billed by HLB Cinnamon Jang Willoughby, Chartered Accountants in 2010

Year

Audit Fees

Audit Related Fees(1)

Tax Fees(2)

All Other Fees(3)

2010

$31,000  (89%)

$Nil  (0%)

Nil  (0%)

$4,000  (11%)

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Meyers Norris Penny LLP, Charted Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

-- see exhibits

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ALDA Pharmaceuticals Corp. 2010 20F

ITEM 19.  EXHIBITS

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The report of the Company’s independent auditors for the audited financial statements are included herein immediately preceding the audited financial statements.

(A) Financial information

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2010 and 2009.

1.

Auditor’s Report, dated October 25, 2010.

2.

Consolidated Balance Sheets at June 30, 2010 and June 30, 2009.

3.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2010, 2009 and 2008.

4.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2010, 2009 and 2008.

5.

Notes to Consolidated Financial Statements.

6.

Management Discussion and Analysis dated October 28, 2010

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, previously filed with the 2005 Form 20-F as Exhibit 1.

2. Instruments defining the rights of holders of the securities being registered - See Exhibit Number 1.

3.

Voting Trust Agreement- dated November 13, 2003 between API, Allan Shapiro and Michael Wilby and an amendment to the agreement dated November 1, 2004, previously filed as Exhibit 3 with the amended 2007 Form 20-F filed on December 3, 2008.

ALDA Pharmaceuticals Corp. 2010 20F

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

h.

Distribution agreement dated February 1, 2005 with Esthetics Plus, Inc, previously filed as Exhibit 4.h with the amended 2007 Form 20-F filed on December 3, 2008 as amended and re-filed as Exhibit 4.h with the amended 2007 Form 20-F filed on February 17, 2009;

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

m.   Amended Stock Option Plan, approved by the shareholders at an Annual General Meeting held on December 11, 2009.n.    Office Premises Lease Agreement, dated November 1, 2009.; Remove from here and EDGAR

5. List of Foreign Patents China: ZL02829642.7 Australia: 2002322916 and 2007237333
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A (the Company has only one subsidiary, Sirona Therapeutics Corp.)
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

ALDA Pharmaceuticals Corp. 2010 20F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: December 30, 2010	ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO

ALDA Pharmaceuticals Corp. 2010 20F

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

Date:  December 30, 2010

/s/     Terrance Owen

Terrance Owen, Chief Executive Officer

ALDA Pharmaceuticals Corp. 2010 20F

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

Date:  December 30, 2010

/s/    Peter Chen

Peter Chen, Chief Financial Officer

ALDA Pharmaceuticals Corp. 2010 20F

Exhibit 99.3

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Terrance Owen, President and Chief Executive Officer of ALDA PHARMACEUTICALS CORP. (the “Company”), certify that to the best of my knowledge:

1.

the Annual Report on Form 20-F of the Company for the year ended June 30, 2010 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Terrance Owen

Terrance Owen

Chief Executive Officer

December 30, 2010

ALDA Pharmaceuticals Corp. 2010 20F

Exhibit 99.4

Certification Pursuant to 18 U.S.C. Section 1650, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Peter Chen, Chief Financial Officer of ALDA PHARMACEUTICALS CORP. (the “Company”), certify that to the best of my knowledge:

1.

the Annual Report on Form 20-F of the Company for the year ended June 30, 2010 as filed with the Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter Chen

Peter Chen

Chief Financial Officer

December 30, 2010

ALDA Pharmaceuticals Corp. 2010 20F

ALDA Pharmaceuticals Corp. Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4 Telephone: 604-521-8300; Facsimile: 604-521-8322

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended

June 30, 2010 and 2009

ALDA Pharmaceuticals Corp. 2010 20F

MEYERS NORRIS PENNY LLP

AUDITORS' REPORT

To the Shareholders of ALDA Pharmaceuticals Corp.:

We have audited the consolidated balance sheets of ALDA Pharmaceuticals Corp. as at June 30, 2010 and 2009 and the consolidated statements of loss and deficit, and cash flows for the years ending June 30, 2010, 2009 and 2008. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2010, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Comments by Independent Registered Chartered Accountants for U.S Readers on Canada-United States of America Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are differences in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements, such as the changes described in Note 19 to the financial statements. Our report to the shareholders dated October 25, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such differences in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Meyers Norris Penny LLP

Chartered Accountants

Vancouver, BC
October 25, 2010

50 BEST EMPLOYERS IN CANADA 2010
REPORT ON BUSINESS
Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
2300 – 1055 DUNSMUIR STREET VANCOUVER, BC V7X 1J1
PH. (604) 685-8408 FAX (604) 685-8594 www.mnp.ca

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2010	2009

ASSETS
Current Assets
Cash and Equivalents	$ 146,701	$ 25,977
Short Term Investments (Note 5)	-	1,584,929
Accounts Receivable	162,398	53,469
Inventory (Note 6)	593,574	61,834
Prepaid Expenses and Others	207,535	51,198
	1,110,208	1,777,407
Equipment (Note 7) Long Term Prepaid Expense (Note 8)	4,876 237,983	4,691 -
	$ 1,353,067	$ 1,782,098

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 875,788	$ 56,215

Sponsorship Liability (Note 8)	237,983	-
	1,113,771	56,215

SHAREHOLDERS’ EQUITY
Share Capital (Note 9(a))	7,494,231	5,842,389
Subscriptions Receivables (Note 10)	(30,000)	(113,000)
Contributed Surplus – Warrants (Note 9(d))	863,168	447,532
Contributed Surplus – Options (Note 9(e))	1,629,091	1,273,497
Deficit	(9,717,194)	(5,724,535)
	239,296	1,725,883
	$ 1,353,067	$ 1,782,098
Subsequent events (Note 16)

*See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

“Terrance Owen”	Director	“Peter Chen”	Director

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS AND DEFICIT

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2010	2009	2008
Sales	$ 1,459,686	$ 282,261	249,042

Cost of Sales	(1,250,439)	(224,687)	(157,234)

Gross Profit	209,247	57,574	91,808

Interest Income	69,886	76,181	38,740

General & Administration Expenses
Advertising and Promotion	2,638,384	16,144	21,603
Amortization – Furniture and Equipment	2,438	1,955	2,095
– Patent Application and Development Costs	-	-	4,791
– Intangible Assets	-	-	5,800
Conference	19,960	10,563	1,891
Consulting and Management Fees (Note 9(b) for stock-based compensation)	579,632	567,144	1,004,660
Due Diligence	-	-	10,000
Dues and Filing Fees	43,109	31,794	44,626
Interest and Bank Charges	4,186	2,018	2,344
Investor Relations	116,503	132,103	124,065
Legal and Accounting	61,481	72,537	89,723
Office and Miscellaneous	64,982	47,940	35,797
Product Registration & Development	223,263	189,556	375,807
Rent	38,259	26,320	24,737
Travel	34,111	8,744	17,905
Wages and Benefits	445,484	209,946	302,439

Total General & Administration Expenses	4,271,792	1,316,764	(2,068,283)

Loss and Comprehensive Loss for the Year	(3,992,659)	(1,183,009)	(1,937,735)

Deficit, Beginning of Year	(5,724,535)	(4,541,526)	(2,603,791)

Deficit, End of Year	$ (9,717,194)	$ (5,724,535)	$ (4,541,526)

Basic Loss Per Share	0.07	0.02	0.05
Diluted Loss Per Share	0.07	0.02	0.05
Weighted Average of Shares Outstanding	56,895,169	49,904,566	42,605,353

*See accompanying notes to the consolidated financial statements

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2010	2009	2008

Operating Activities:
Loss and Comprehensive Loss for the Year	(3,992,659)	$ (1,183,009)	$ (1,937,735)
Items Not Involving Cash
Amortization – Furniture and Equipment	2,439	1,955	2,095
– Patent Application and Development Costs	-	-	4,791
– Intangible Assets	-	-	5,800
Stock-Based Compensation	355,594	336,838	903,565
Impairment Loss – Patent Application and Development Costs	-	-	86,238
– Intangible Assets	-	-	104,400
	(3,634,626)	(844,216)	(830,846)

Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	(108,929)	(10,303)	(18,269)
Decrease/ (Increase) in Inventory	(531,740)	(51,391)	9,473
Decrease/ (Increase) in Prepaid Expenses and Others Decrease/ (Increase) in Long Term Prepaid Expense	(156,337) (237,983)	(23,007) -	(20,733) -
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities (Decrease)/ Increase in Sponsorship Liability	819,573 237,983	(1,706) -	(16,347) -
	(3,612,059)	(930,623)	(876,722)

Investing Activities:
Patent Application and Development Costs	-	-	(50,543)
Purchase of Furniture and Equipment	(2,623)	(839)	(6,419)
Decrease/ (Increase) in Short Term Investments	1,584,929	520,389	(2,105,318)
	1,582,306	519,550	(2,162,280)

Financing Activities:
Net Proceeds on Issuance of Shares	1,446,477	-	1,038,725
Net Proceeds on Exercise of Warrants and Options	704,000	96,000	1,985,200
	2,150,477	96,000	3,023,925

Increase/ (Decrease) in Cash and Equivalents	120,724	(315,073)	(15,077)

Cash and Equivalents, Beginning of Year	25,977	341,050	356,127

Cash and Equivalents, End of Year	$ 146,701	$ 25,977	$ 341,050

*See accompanying notes to the consolidated financial statements

Supplementary cash flow information (Note 14)

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

1.

NATURE OF OPERATIONS AND GOING CONCERN

ALDA Pharmaceuticals Corp. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)”.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  During the years ended June 30, 2010, and 2009, the Company experienced operating losses and negative operating cash flows, operations of the Company having been funded by the issuance of share capital.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected.

In the event that cash flow from operations, if any, together with the proceeds from any future financings are insufficient to meet the Company’s current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company’s best interest. This may result in a substantial reduction of the scope of existing and planned operations.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	2010 $	2009 $
Deficit	(9,717,194)	(5,724,535)
Working capital	234,420	1,721,192

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

h)

Intangible assets

The carrying values of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the useful life of 20 years. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value.  The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.  Intangible assets were fully written down as of June 30, 2008 and have no carrying value in the balance sheet.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

n)

Measurement uncertainty

The preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amount of revenues and expenses during the period.  Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, valuation of accounts receivables, recognition of revenue and valuation of inventory.  Actual results could differ from these estimates.

o)

Foreign Exchange

Assets and liabilities in U.S. dollars have been converted into Canadian dollars using the rate of exchange prevailing at the respective balance sheet date.  Revenue and expenses were translated at the rate of exchange prevailing when the transactions were settled.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p)

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

q)

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

The Company’s financial instruments consist of cash and equivalents, short term investments, accounts receivable, and accounts payable and accrued liabilities.  The fair value of these instruments approximates the carrying amounts due to the immediate or short-term maturity of these financial instruments. The Company has made the following classifications:

Cash and equivalents

Held for trading

Short term investments

Held for trading

Accounts receivable

Loans and receivables

Long term prepaid expense

Loans and receivable

Accounts payable and accrued liabilities

Other financial liabilities

Sponsorship liability

Other financial liabilities

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

r)

Financial Instruments Disclosures and Presentation

Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation - These sections revise and enhance the disclosure requirements while carrying forward its presentation requirements.  These new sections will place increased emphasis on disclosures about the nature and extent of risks associated with both recognized and unrecognized financial instruments, how the entity manages the risks, and the exposure to liquidity, currency and other price risks.

It is management’s opinion that the Company is not exposed to significant interest, currency, credit, and liquidity risk arising from these financial instruments.  The Company has transactions denominated in US dollars but exposure to currency risk is immaterial.  The Company mitigates its exposure to credit risk by maintaining its primary operating accounts with chartered banks in Canada and constantly monitoring the credit standing of counterparties.  The Company manages its liquidity risk through the management of its capital as described in note 15.  The Company does not use financial derivatives.

s)

Hedges

Section 3865 – Hedges – This section establishes standards for the Company that chooses to designate qualifying transactions as hedges for accounting purposes.  This section builds on Accounting Guideline AcG-13, “Hedging Relationships,” and Section 1650, “Foreign Currency Translation”.  The Company does not use hedge accounting and has no hedging relationships.

t)

Capital disclosures

Section 1535, “Capital Disclosures” – This section establishes standards for disclosing information about an entity’s capital and how it is managed.  It requires the disclosure of the entity’s objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital. Please refer to note 15 for the company’s capital disclosures note.

3.

CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, effective for interim and annual periods beginning on or after Oct 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”) IAS 38, “Intangible Assets”. This new standard is effective for the Company’s interim and annual financial statements commencing July 1, 2009. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

      3.  CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements related to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Company’s consolidated financial statements.

4.  RECENT ACCOUNTING PRONOUNCEMENTS

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

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2010 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

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

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the changeover for all Canadian Publicly Accountable Enterprises (“PAEs”) to adopt International Financial Reporting Standards (“IFRS”), replacing Canadian GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

4.

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED):

The transition date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS.  The Company’s first set of filing prepared under IFRS will be the unaudited interim financial statements for the quarter ending September 30, 2011, including comparative IFRS financial information for the quarter ending September 30, 2010, an opening balance sheet as at July 1, 2011 and full disclosure of all new IFRS polices. The first annual IFRS financial statements will be for the year ending June 30, 2012 and will include comparative restatement, conversion adjustments and reconciliations for the year ending June 30, 2011.

Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.  The management of the Company has developed a project plan for the conversion to IFRS based on the current nature of the operations. The Company has broken down its IFRS transition plan into three phases: (1) Diagnostic and Scoping phase; (2) Planning, Analysis and Design phase, and (3) Implementation and Transition phase.

The Diagnostic and Scoping phase requires the Company to assess the key accounting policies and financial systems that would be impacted by the transition to IFRS.  Each potential impact identified during this phase is ranked to the degree of impact on our financial reporting and the overall complexity of the conversion effort.

The Planning, Analysis and Design phase requires the Company to prepare detailed analysis of the major differences between GAAP and IFRS applicable to the Company, decisions on accounting policy choices where applicable, a review of the information technology systems and determining the impact of the conversion on the business activities and internal control environment.

The Implementation and Transition phase requires the Company to fully execute the necessary changes to the information technology systems, and the internal controls and development of the financial statement presentation and disclosures in accordance with the management’s accounting choices of IFRS.

During the review process, the Company has prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines.  To date, the Company has identified that a number of differences between Canadian GAAP and IFRS that will likely to affect the Company’s financial reporting include, but not limited to, stock-based compensation, property plant and equipment (“PP&E”) and financial statement presentation and disclosure.  The identified differences addressed below are not expected to have a material impact on the reported results and its financial position.  Note that as the company advances into the next phase of the evaluation, additional differences may be indentified.

In December 2009, the CICA issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which provides guidance for determining whether an arrangement involving multiple deliverables contains one or more units of accounting. The accounting treatments provided in EIC-175 are effective for the first annual reporting period beginning on or after January 1, 2011. Early adoption is permitted. The Company does not believe that this guidance will have an impact on its financial statements.

5.

SHORT TERM INVESTMENTS

Short term investments consists of highly liquid investments held in the Company’s investment account, having maturity of 12 months or less and are readily convertible to cash.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

6.

INVENTORY

Inventory consists of the following:

	2010	2009
Finished goods	$ 394,646	$ 25,607
Raw materials	198,928	36,227
	$ 593,574	$ 61,834

Inventories recognized as an expense in the year are $1,091,233 (2009:  $907,613).

7.

EQUIPMENT

Equipment consists of the following:

	Cost	Accumulated Amortization	2010 Net	2009 Net
Computer Equipment	$ 33,997	$ 29,121	$ 4,876	$ 4,691

8.

SPONSORSHIP LIABILITY

Sponsorship liability represents final payments owing  per the sponsorship agreement to be fully paid by December 31, 2012.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

9.

SHAREHOLDERS’ EQUITY

a)

Share Capital

Authorized:

Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

	Number of Shares	Share Capital	Contributed Surplus Warrants	Contributed Surplus Options
Balance, June 30, 2007	32,192,404	$ 2,658,868	$ 553,627	$ 171,194
Issued during the year:
For cash
Private placements	5,500,000	485,945	279,052	-
Exercise of warrants	11,086,500	2,303,349	(385,147)	-
Exercise of options	650,000	96,000	-	(29,000)
Share issuance costs	-	(13,573)	-	-
Finder’s fees	82,895	(6,300)	-	-
Stock-based compensation	-	-	-	903,565
Balance, June 30, 2008	49,511,799	$ 5,524,289	$ 447,532	$ 1,045,759
Issued during the year:
For cash
Exercise of options	1,830,000	318,100	-	(109,100)
Stock-based compensation	-	-	-	336,838

Balance, June 30, 2009	51,341,799	$ 5,842,389	$ 447,532	$ 1,273,497
Issued during the period
For cash
Private placements	6,000,000	1,009,858	490,142	-
Exercise of warrants	1,380,000	695,507	(74,506)	-
Share issuance costs	-	(18,935)	-	-
Finder’s fees	-	(34,588)	-	-
Stock-based compensation	-	-	-	355,594
Balance, June 30, 2010	58,721,799	$ 7,494,231	$ 863,168	$ 1,629,901

i)

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

ii)

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

iii)

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

iv)

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 to $0.12 per option for total gross proceeds of $209,000, $113,000 of which had not been received and remained outstanding as at June 30, 2009.  Options value of $109,100 previously recorded in contributed surplus for options were credited to share capital.

v)

On September 9, 2009, the Company completed a private placement of 6,000,000 units of the Company at a price of $0.25 per unit for gross proceeds of $1,500,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until September 11, 2010 with a forced exercise provision attached to each warrant.  Finders’ fees and legal fees in the amount of $53,523 were charged against share capital in connection with the private placement.  Warrants were valued at $490,142.

vi)

During the year ended June 30, 2010, 1,380,000 warrants were exercised by the holders at an exercise price range of $0.45 per warrant for total gross proceeds of $621,000. Warrant value of $74,506 previously recorded in contributed surplus for warrants were credited to share capital.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

A summary of the Company’s stock options and changes during each year is presented below:

	Year Ended June 30, 2010		Year Ended June 30, 2009		Year Ended June 30, 2008
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	5,120,000	$ 0.45	4,800,000	$ 0.42	2,480,000	$ 0.11
Granted during year
-consulting/officers	250,000	0.55	900,000	0.24	1,870,000	0.62
-directors	200,000	0.55	800,000	0.24	500,000	0.62
-employees	250,000	0.55	250,000	0.24	200,000	0.65
-investor relations	50,000	0.55	200,000	0.24	400,000	0.58
Cancelled during year	(270,000)	0.50	(1,830,000)	0.12	(650,000)	0.10
Outstanding, end of year	5,600,000	$ 0.47	5,120,000	$ 0.45	4,800,000	$ 0.42

The following table summarizes information about stock options outstanding at June 30, 2010:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable	Exercise Price
550,000	$ 0.20	October 31, 2013	550,000	$ 0.20
1,600,000	$ 0.25	June 4, 2014	1,600,000	$ 0.25
1,570,000	$ 0.50	December 7, 2010	1,570,000	$ 0.50
730,000	$ 0.55	October 15, 2014	705,000	$ 0.55
1,150,000	$ 0.80	May 2, 2011	1,150,000	$ 0.80
5,600,000			5,575,000

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

(i)

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

(ii)

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

(iii)

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

(iv)

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

(v)

During the year ended June 30, 2009, 1,830,000 options were exercised by the holders at an exercise price range of $0.10 - $0.12 for total gross proceeds of $209,000.  Options value of $109,100 previously recorded in contributed surplus for options were credited to share capital.

(vi)

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise of $0.55 with an exercisable term of five years expiring on October 15, 2014.  700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized.  50,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant.

(vii)

During the year ended June 30, 2010, options granted to a consultant and an employee to acquire a total of 270,000 common shares of the Company were cancelled due to the termination of the consultant and the departure of an employee.

(viii) During the year ended June 30, 2010, $21,442 in stock based compensation expense being recognized for the vested options that were previously granted.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (Continued)

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2010	2009	2008
Consulting/Officers	$ 115,225	$ 138,284	$ 605,068
Investor Relations	32,964	73,859	53,707
Wages and Benefits	207,405	124,695	244,790
Total Stock-Based Compensation	$ 355,594	$ 336,838	$ 903,565

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2010	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	121.47%	116.8-119.9%	112.3-116.8%
Risk free interest rate	2.42%	1.20 – 2.22%	2.78-3.70%
Expected average option term	5 years	2 years	2 years

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below:

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants (Continued)

	Warrants @ $0.10	Warrants @ $0.10	Warrants @ $0.30 (1)	Warrants @ $0.36 (2)	Warrants @ $0.40 (3)	Warrants @ $0.45 (4)	Total
Outstanding, June 30, 2007	1,430,000	2,934,000	8,000,000	-	-	-	12,364,000
Granted during Year	-	-	-	2,000,000	-	3,500,000	5,500,000
Warrant exercised	(1,330,000)	(2,934,000)	(4,795,000)	(1,257,500)	-	(770,000)	(11,086,500)
Expired during Period	(100,000)	-	-	-	-	-	(100,000)
Outstanding, June 30, 2008	-	-	3,205,000	742,500	-	2,730,000	6,677,500
Expired during Year	-	-	(3,205,000)	-	-	-	(3,205,000)
Outstanding, June 30, 2009	-	-	-	742,500	-	2,730,000	3,472,500
Granted during Period	-	-	-	-	6,000,000	-	6,000,000
Warrant exercised	-	-	-	-	-	(1,380,000)	(1,380,000)
Expired during Period	-	-	-	(742,500)	-	(1,350,000)	(2,092,500)
Outstanding, June 30, 2010	-	-	-	-	6,000,000	-	6,000,000

(1)

Exercisable at a price of $0.30 per share until June 7, 2009, granted pursuant to private placement.

(2)

Exercisable at a price of $0.36 per share until August 13, 2009, granted pursuant to private placement.

(3)

Exercisable at a price of $0.40 per share until September 16, 2010, granted pursuant to private placement.

(4)

Exercisable at a price of $0.45 per share until November 22, 2009, granted pursuant to private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2010	2009	2008
Dividend yield	0%	-	0%
Expected volatility	130.31%	-	112.72-129.97%
Risk free interest rate	1.28%	-	3.54-4.41%
Expected average option term	1 year	-	2 years

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

d)

Contributed surplus - Warrants:

Contributed surplus attributed to the granting of warrants, and activity during the 2010 and 2009 and 2008 years, are summarized as follows:

	2010	2009	2008
Balance, beginning of year	$ 447,532	$ 447,532	$ 553,627
Private Placement (Note 9 (a))	490,142	-	279,052
Warrant Exercised (Note 9 (a))	(74,506)	-	(385,147)
Balance, end of year	$ 863,168	$ 447,532	$ 447,532

e)

Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options, and activity during the 2010 and 2009 and 2008 years, are summarized as follows:

	2010	2009	2008
Balance, beginning of year	$ 1,273,497	$ 1,045,759	$ 171,194
Options issued to employees	115,225	30,066	72,846
Options issued to directors	92,180	94,629	171,944
Options issued to consultants	115,225	138,284	605,068
Options issued to investor relations	32,964	73,859	53,707
Options exercised	-	(109,100)	(29,000)
Balance, end of year	$ 1,629,091	$ 1,273,497	$ 1,045,759

10.

SUBSCRIPTIONS RECEIVABLE

Subscriptions receivable bears interest at prime plus 2% per annum, and is payable no later than October 31, 2010.

11.

MAJOR CUSTOMERS

For the year ended June 30, 2010, revenue from four major customers accounted for 57% of total revenues (2009: 64% from four customers). Revenue from these customers totaled $826,213(2009: $174,490).

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

12.

INCOME TAXES

(i)

As at June 30, 2010, the Company had approximately $7,483,923 (2009 - $3,998,975 and 2008 - $3,153,544) of unutilized non-capital losses for tax purposes, which expire as follows:

Year

2014	603,255
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029 2030	859,482 3,630,322
Total	7,483,923

The potential future income tax benefit which may arise from claiming these losses has not been reflected in these financial statements, as the Company’s ability to realize the benefit is uncertain.

(ii)

Following is a reconciliation of the expected income tax benefit from the loss for each year based on the applicable statutory income tax rate, to the actual amount:

	2010	2009	2008
Loss at statutory rate Tax rate	$ 1,167,853 29.25%	$363,775 30.75%	$ 635,711 32.81%
Effect of reduction in tax rates Effect of expiry of non-capital losses	(387,111) (17,818)	(56,989) -	(75,960) -
Stock based compensation not deductible for tax purposes	(104,011)	(103,578)	(296,460)
Tax benefit from share issuance costs not recognized	15,655	5,517	6,520
Other non-deductible expenses	(6,635)	(11,261)	(1,105)
Increase in allowance for uncertain realization	(667,933)	(197,465)	(268,766)
Increase in tax asset per financial Statements	$ -	$-	$ -

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

12.

INCOME TAXES (CONTINUED)

	2010	2009	2008
Tax losses carried forward	$ 1,870,981	$1,199,692	8,702
Temporary differences – intangible assets	52,290	993,366	8,521
Temporary differences – property and equipment	7,861	62,748	5,058
Temporary differences – financing costs	13,001	65,866	10,962
Net tax asset before allowance for uncertain realization	1,944,133	1,276,200	(1,276,200)
Allowance for uncertain realization	(1,944,133)	1,078,735	(1,078,735)
Tax asset per financial statement	$ -	$ -	$ -

13.

RELATED PARTY TRANSACTIONS

a)

During the year ended June 30, 2010, the Company paid consulting fees of $350,000 (2009: $329,208; 2008: $288,813) to companies controlled by directors of the Company.

Effective June 1, 2008, the Company entered into a consulting agreement with the management of the Company.

b)

During the year ended June 30, 2010, the Company paid rent of $38,259 (2009: $26,320; 2008: $24,737) to a company controlled by a director of the Company.

c)

During the year ended June 30, 2010, the Company recorded a note receivable of $nil (2009: $66,000; 2008: $0) owing by directors of the Company.

d)

During the year ended June 30, 2010, the company recorded stock based compensation expense of $115,225 (2009: $176,441; 2008: $562,427) to directors and companies controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

14.

STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION

a)

Interest received and cash paid in respect to interest and income taxes was as follows:

	2010	2009	2008

Cash received during the year from interest	$ 69,886	$ 76,181	$ 38,740

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

14.

STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION (CONTINUED)

b)

Significant non-cash transactions occurring during the 2010 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors, employees and investor relations described in Notes 9 (b), totaling $355,594 was charged to operations for the 2010 year.

c)

Significant non-cash transactions occurring during the 2009 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors, employees and investor relations described in Notes 9 (b), totaling $336,838 was charged to operations for the 2009 year.

d)

Significant non-cash transactions occurring during the 2008 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors and employees described in Notes98 (b), totaling $903,565 was charged to operations for the 2008 year.

In connection with the November 22, 2007 private placement, a 5% finder’s fee in the amount of $15,750 was satisfied by the delivery of 82,895 common shares of the Company at a  deemed price per share of $0.19.

15.

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

16. SUBSEQUENT EVENTS

a)

The exercise period of a total of six million outstanding share purchase warrants issued as part of the non-brokered private placement of common share units that closed on September 16, 2009 is extended by one year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of 40 cents per share will remain the same.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

16.

SUBSEQUENT EVENTS (CONTINUED)

b)

Subsequent to the year ended 2010, the Company closed a private placement for total gross proceeds of $327,500.  A total of 3,275,000 units of the Company were issued at a price of 10 cents per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common of the Company at a price of 20 cents per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011.  The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering.

c)

On October 5, 2010, as a result of the corporate office relocation, the Company entered into a lease agreement to lease office and warehouse premises, with a term of one year plus an option of renewal.  The total minimum lease payment under the agreement is $74,810 payable in 2011.

17.

SEGMENTED INFORMATION

The Company’s assets as well as sales are all located and have occurred all in Canada.

18.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

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

As at June 30, 2010, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.  The sponsorship liability will be paid off by calendar year end 2012.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

18.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

d)

Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i)

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii)

The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii)

The fair value of derivative financial instruments is determined based on fair market valuation methods.

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

Fair Value at June 30, 2010

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -  - - - -

Total

Level 1

Level 2

Level 3

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Financial Assets -

Cash and cash equivalents

(Held-for-trading)

$ 146,701

$ 146,701

$           -

$          -

Accounts receivable

(Loans and receivables)

162,398

162,398

-

-

Long term prepaid expense

(Loans and receivables)

237,983

-

237,983

-

Liabilities -

Accounts payables and accrued liabilities

(Other financial liabilities)

875,788

875,788

-

-

Sponsorship liability

(Other financial liabilities)

237,983

-

237,983

-

The three levels of the fair value hierarchy established by Section 3862 are as follows:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arms length transactions.

Cash and equivalents, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arms length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. Currently the Company has classified the long term prepaid expense and sponsorship liability at this level and has recorded it at fair value.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

18.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

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

a)

Comprehensive income:

Statement of Financial Accounting Standards No. 130 requires the reporting of Comprehensive Income.  Comprehensive income includes net income plus other comprehensive income.  Other comprehensive income includes all changes in equity of a company during the period arising from non-owner sources.  The Company did not have any other comprehensive income during the years ended June 30, 2010, 2009 and 2008.

b)

Product development costs:

Under Canadian GAAP, product development costs are charged as an expense in the period incurred except in circumstances where the market and feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized.  US GAAP requires that these expenditures be expensed in the year incurred.  The Company has not capitalized any product development costs during the years ended June 30, 2010, 2009 and 2008.

c)

Stock-based compensation

Under United States GAAP, effective July 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective approach. The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows. The Company’s results for the year ended June 30, 2007 were not significantly affected as a result of adopting SFAS 123(R) on July 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended June 30, 2010, 2009 and 2008.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

19.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

d)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The adoption of this standard did not materially affect the Company’s financial position, results of operations, or cash flows. The Company’s results for the year ended June 30, 2010 and 2009 were not significantly affected as a result of adopting SFAS 123(R) on July 1, 2008.

e)

Subsequent Events

In June 2009, FASB issued ASC Topic 855, as amended in February 2010, “Subsequent Events (formerly SFAS 165, “Subsequent Events”), which establishes standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company determined that the subsequent events were evaluated through October 25, 2010, which is the date the financial statements were available to be issued.

f)

Recent United States Accounting Pronouncements:

Selected recent pronouncements issued by the Financial Accounting Standards Board (“FASB”) are summarized below.  None of these changes are expected to have a material impact on the financial statements of the Company.

In June 2009, the FASB issued a new standard under ASC No. 810-10, Consolidation which changes the consolidation model for VIE’S. The revised model increases the qualitative analysis required when identifying which entity is the primary beneficiary that has (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE. The new standard eliminates the QSPE exemption, requires ongoing reconsideration of the primary beneficiary and amends the events which trigger reassessment of whether an entity is a VIE. The new guidance is effective for annual and interim periods beginning after November 15, 2009. We are assessing the potential impact that the adoption of this standard may have on our consolidated financial position, results of operations or cash flows.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

19.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

In October 2009 the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, under ASC No. 605. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. ASU No. 2009-13 requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration. Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010. We are assessing the potential impact that the adoption of

ASU No. 2009-13 may have on our consolidated balance sheets, results of operations and cash flows.

20.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA Pharmaceuticals Corp. Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4 Telephone: 604-521-8300; Facsimile: 604-521-8322

Form 51-102F1

Management’s Discussion & Analysis

For the year ended

June 30, 2010

October 28, 2010

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.1

DATE

This Management Discussion and Analysis (“MD&A”) is dated October 28, 2010 and should be read in conjunction with the consolidated financial statements of ALDA Pharmaceuticals Corp. (“ALDA” or the “Company”) for the year ended June 30, 2010. All financial information is expressed in Canadian dollars and is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

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

1.2

OVERALL PERFORMANCE

On November 13, 2003, ALDA Pharmaceuticals Corp., formerly Duft Biotech Capital Ltd., a Capital Pool Company, completed the acquisition of the assets of 513947 BC Ltd., formerly ALDA Pharmaceuticals Inc. (“API”) ALDA trades on the TSX Venture Exchange in Vancouver, Canada under the symbol “APH” and on the OTCQB under the symbol “APCSF”.

ALDA has developed a patented infection control formulation, referred to as T36®, a mixture of ethanol containing the anti-microbial ingredients o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”, chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”). All of these component chemicals are bio-degradable.

Manufacturing and sales agreements

Canada

The Company has no manufacturing agreements in place in Canada.

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

The Agreement with He-Yi is effective until April 18, 2011 (“the Initial Term”). Upon expiration of the Initial Term, the Agreement may be renewed for additional periods, (“the Renewals”) provided that ALDA and He-Yi have each met all of their obligations under the Agreement and provided that He-Yi is able to obtain renewals of the Certificate of Approval (Health ID. No. 0109) that has been granted by the Ministry of Health of the People’s Republic of China and expires on April 18, 2011. Any renewals will reflect current market conditions in the territory served by He-Yi at the time the Renewals are granted and the time periods of any Renewals will be the same as the corresponding time periods of the renewals of the Certificate

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Manufacturing and sales agreements (continued)

China

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

As of the date of this report, the agreement is in good standing. On April 8, 2008, the Company announced that He-Yi had secured four contracts for the distribution of T36® Disinfectant in China. Evergreen Health Care committed to minimum sales of 1 million RMB in Hong Kong and Macau for a period of one year. According to information provided to the Company, the minimum sales levels were not met by Evergreen Health Care. Jin Wei Kai Medical Technology Limited and Jin Qin Scientific Development Ltd. committed to 4.8 Million RMB each over three years in northern China (Beijing) and central China (Wu Hang), respectively, and Wondfo Biotech Co. Ltd. to 3 million RMB in southern China (Guang Zhou) over three years. The total sales potential of all four contracts was estimated to be 13.6 Million RMB or nearly CDN $2 million at the current exchange rate. If any sales are made, the Company will realize a royalty as described above on any sales achieved by He-Yi.

United States

There are no sales or manufacturing agreements in place in the United States. However, the Company announced on April 7, 2010 that it had received a National Drug Code (“NDC”) Labeler Code which allows the Company to sell OTC monograph products in the US. The “OTC monograph” refers to the “Tentative Final Monograph for OTC Healthcare Antiseptic Drug Products” published in the US Federal Register on June 17, 1994. Once products are ready for sale in the US, the Company will approach prospective distributors for sales support.

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

API filed patent application #PCT/CA2002/001284, “A wide spectrum disinfectant”, on August 20, 2002 prior to the completion of the Qualifying Transaction. All rights to the patent application were transferred from API to the Company on completion of the Qualifying Transaction on November 13, 2003. A summary of subsequent events in each jurisdiction is presented below.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Patents (continued)

Canada

On February 18, 2005 the Canadian Intellectual Property Office (“CIPO”) received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO and the Company was advised that a response was required by October 8, 2009. On the advice of the Company’s patent lawyers, the Company decided to temporarily abandon the Canadian patent application to defer costs and the abandonment was deemed effective by CIPO on October 8, 2008. However, the patent application was reinstated and a response to the Office Action was submitted to CIPO prior to the revised deadline of October 8, 2009. On November 16, 2009, CIPO issued a Notice of Reinstatement to the Company. On June 29, 2010, CIPO issued a second Office Action which required a response by December 29, 2010. On August 17, 2010, the Company provided its response to the second Office Action.

European Union

On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) which assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information and to conduct certain experiments to support the claims that were made in the application. The Company completed both the literature research and the laboratory studies and, on December 19, 2008, submitted the response to the second Office Action to the EPO. A third Office Action, dated August 13, 2009, was provided to the Company by the EPO and a response from the Company was required by December 13, 2009. The Company requested and was granted a two month postponement. A response was submitted by the Company to the EPO prior to the new deadline of February 13, 2010.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Patents (continued)

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Patents (continued)

A response from the Australian Patent Office, concerning this application is still pending. On February 22, 2008, the Company announced that Australian Patent Number 2002322916 has been issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On March 3, 2008, the Company was notified that the divisional application had been assigned Serial No. 2007237333 with an official filing date of August 20, 2002. Examination of the application was requested by the Company on June 3, 2008. On September 3, 2009 the Australian Patent Office issued a Notice of Acceptance for the new patent. On January 7, 2010 Australian Patent Number 2007237333 was issued by the Australia Patent Office. The new patent provides further protection for ALDA's T36® formulation until August 20, 2022 and includes claims to additional aspects of the T36® formulation, including the use of T36® as a component of a personal lubricant, in a method of preventing or reducing the transmission of a sexually transmitted diseases including Herpes, Chlamydia and HIV and for use in sanitizers and cleansers in creams, ointments and wipes.

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

The claims made in this particular PCT application were purposefully very broad. Accordingly, the examiner for ISA found a number of patents and other literature that, in the opinion of the examiner, represented prior art. No rebuttal is required until responses are received from national patent offices. Then, as the National Examiners provide their responses to the PCT application, the Company can respond by arguing against the opinions of these Examiners, or amending the claims. Accordingly, the Company has submitted the patent application to the USPTO prior to the deadline of September 20, 2010 and to the EPO prior to the deadline of October 20, 2010. Submission to CIPO has been postponed for up to one year.

At the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

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

The Company also successfully trademarked a logo in Canada on July 16, 2004 and in the United States on January 18, 2005, also as a Principal Register mark. On March 3, 2008, CIPO accepted applications filed by the Company to register “T36 Disinfex” (File No. 1385140) and “T36 Safe-T-Cide” (File No. 1385134) as trademarks in Canada. Both trademarks were advertised in the Trade-marks Journal on November 12, 2008. For a period of two months after a trademark is advertised in this manner, opposition to the proposed trademark can be filed. Although the Company’s management conducts due diligence before attempting to register any trademarks in order to avoid infringement on any existing trademarks or trademarks for which applications have been submitted, there is no guarantee that trademarks will be issued or that trademarks will not infringe on the trademarks of other companies or that other companies will not take action against the Company for trademark infringement. At the time of writing, there is no further information on the registration of the trademarks.

Product development – Commercial and retail products

The Company’s primary focus has been on product development. The Company’s first product, an Intermediate Level Disinfectant called “Viralex” and subsequently renamed “T36® Disinfectant”, was launched in September of 2001, prior to the acquisition of API. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. T36® Disinfectant has been approved by Health Canada for use on any hard, inanimate non-porous surfaces. This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, scissors and other non-critical equipment used in beauty salons, spas,  dental offices, and medical clinics and equipment used by firefighters, police and paramedics. T36® Disinfectant is also approved by the Canadian Food Inspection Agency (“CFIA”) for use in restaurants and other facilities where food is prepared.

Efficacy studies - T36® Disinfectant

Efficacy studies refer to proving a drug's effectiveness (in this case as a disinfectant) in producing a desired result (bactericidal, virucidal, fungicidal or tuberculocidal). In studies conducted by independent laboratories in Canada and the United States, T36® Disinfectant has demonstrated efficacy against bacteria, fungi and viruses. The types of surfaces tested were hard non-porous surfaces unless otherwise noted.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development (continued)

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development (continued)

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development (continued)

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

The efficacy and toxicology studies described above, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies were incorporated into the pre-IND package that was presented to the FDA in July, 2008, in the pre-Clinical Trial Application that was presented to Health Canada on July 22, 2009 and are being included in the IND submission 102,487, described below, that is has been presented to the FDA.

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

•

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

•

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

•

T36® Disinfectant Cleaner CONCENTRATE: This product (DIN 02278820) is intended to be used at dilutions up the 1/64 for large scale applications, such as floors and walls. This product has been on the market since November, 2008.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development (continued)

•

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

The product also kills the H1N1 influenza virus within 15 seconds in testing conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated August 7, 2009. In this testing H1N1 Virus (Swine-like H1N1 Influenza A virus Strain A/California/04/2009) was grown to a log10 titer of 6.75 and exposed to the Company’s product for up to 1 minute. The maximum measurable kill rate of 99.994%, a log10 reduction of 4.75, was achieved in 15 seconds.

Tests have shown that T36® Antiseptic Hand Sanitizer is effective against two new stains of antibiotic resistant bacteria that have taken genes from other bacteria that have the ability to digest nearly all antibiotics, including penicillin-like antibiotics that possess broad spectrum antibacterial properties and are typically used as a last resort. Such genetic “swapping” is common among bacteria and is a major cause of antibiotic resistance. The testing was conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated December 2, 2010 using clinical isolates. In this testing Escherichia coli, Extended-Spectrum Beta Lactamase, Carbapenemase- Producing and Klebsiella pneumoniae, KPC2 positive, Carbapenemase- Producing were grown to a log10 titer of 8.91 and 8.85, respectively and exposed to the Company’s product for up to 1 minute. The maximum measurable kill rate for E. coli was 99.99988%, a log10 reduction of 5.91 in 15 seconds and, for K. pneumoniae, 99.99986%, a log10 reduction of 5.85 also in 15 seconds.

•

The gel form of the T36® Antiseptic Hand Sanitizer is being sold in various sizes of bottles and provided in automatic dispensers. On January 6, 2009, DIN 02321424 was issued by Health Canada for T36®Antiseptic Hand Sanitizer in liquid form. This new product complements the T36® Antiseptic Hand Sanitizer Gel and allows the formulation to be manufactured and sold as a spray in bottles and automatic dispensers. On January 19, 2009, DIN 02321947 was issued by Health Canada for T36®Antiseptic Hand Sanitizer Wipes which incorporate the liquid Antiseptic Hand Sanitizer into wipes contained in canisters. At the time of this report, T36® Antiseptic Hand Sanitizer is being sold as a gel in 60 ml squeeze bottles, 240 ml and 1,000 ml pump bottles and 900 ml and 1,200 ml bags used in automatic or manual dispensers. The liquid Antiseptic Hand Sanitizer is also be sold in bags for use in automatic dispensers. T36® “The Wipe” Antiseptic Hand Sanitizer is also being sold in canisters of 160 wipes.

•

T36® Antiseptic Hand Sanitizer 70: On February 12, 2010, the Company was registered with the FDA and received Data Universal Numbering System Number 206462025. On April 7, the company received a National Drug Code (“NDC”) Labeler Code that allows the Company to sell OTC monograph products in the US. The “OTC monograph” refers to the “Tentative Final Monograph for OTC Healthcare Antiseptic Drug Products” published in the US Federal Register on June 17, 1994. This document describes antiseptic products that may be registered for sale in the US without further testing due to the known efficacy of the ingredients. This includes hand sanitizers that contain 60% to 95% ethanol.

Product development – Therapeutic products

Registration of the T36® technology for the following applications is in progress. Definitions of the product categories and further information are taken from the “Guidance Document. Human-Use Antiseptic Drugs” published by Health Canada and dated October 21, 2009 (“the Guidance Document”). For all of the products discussed below, it is therefore necessary for the Company to undertake further animal, efficacy, toxicology and clinical studies to obtain registration in the US, the EU and Canada of the T36® formulation for human use.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development – Therapeutic products (continued)

•

“Personal Use” products are those self-selected for use by an individual in a domestic setting. “Personal Commercial Use” products are those made available to the general public for occasional use and are intended to reduce transient organisms on the skin in a commercial or institutional setting. This includes, but may not be limited to, antiseptic products dispensed in washrooms in public buildings (such as daycares and schools) or used in workplaces other than healthcare or food-handling premises. These products are commonly used to reduce transient organisms on hands, including those organisms that may not necessarily be encountered in a domestic setting. They are intended to provide a superficial and non-persistent cleaning effect to reduce microbial load on hands to either augment the effect of soap and water cleaning or for use when soap and water are not available. Most hand sanitizers, consisting of ethanol or BZK alone, fit in these categories of products and, in Canada and the US, are usually registered as “Monograph” products. A Monograph product can be sold without efficacy or toxicology studies if it contains certain amounts of known ingredients, such as ethanol at 60 to 80% in Canada or  60 to 95% in the US or BZK at concentrations up to 0.15% in Canada and 0.13% in the US. T36® Antiseptic Hand Sanitizer contains both 70% ethanol and 0.15% BZK and was provided with a DIN by Health Canada even though it contains a combination of ingredients. Further, due to the BZK, T36® Antiseptic Hand Sanitizer is expected to have a persistent effect.

The full T36® formulation, which contains four anti-microbial ingredients in ethanol has demonstrated anti-viral, anti-fungal and anti-tuberculocidal activity in addition to being anti-bacterial. The perceived advantage of doing so is that the T36® formulation is known to have anti-microbial activity that is not seen in other hand sanitizers and could be unique among this category of products.

•

“Professional Food Handler Use” products are those which are indicated for use by food handlers and are used frequently to reduce transient organisms on the skin in a commercial or institutional setting including food processing plants, restaurants, retail supermarkets, and fast food outlets. The intent of such products is to both protect food handlers as well as to reduce the likelihood of transmission of disease through food. The requirements for the registration of such product is similar to those for  personal use products and personal commercial use products but there is a requirement to test for additional infectious organisms due to the possible presence of enteric viruses. It is not known at this time if the Company will be pursuing this market.

•

“Professional Health Care Use” products are those which are indicated for use by individuals to reduce transient and/or resident organisms on the skin in a healthcare setting (such as hospitals, nursing homes, clinics, dental offices). Such products are to be used in accordance with applicable hospital protocols. Healthcare settings typically exhibit a higher presence of transient and/or nosecomial organisms than domestic or other commercial institutions. As such, there is an inherently higher safety risk to health if the product is not effective. Professional healthcare use antiseptics can be broken down into three categories as follows:

a)

“Patient Preoperative Skin Preparations” are used on patients prior to surgical procedures, injections or insertion of catheters with the goal of significantly reducing and inactivating transient and resident organisms on skin to prevent their entry into the surgical site. An inert biological dye can be added to the T36® formulation to make the area of application visible. An appropriate delivery system will also be needed. Such products are intended to be applied once and must have a 6 hour residual effect. Current products in this category include relatively high concentrations of CHG in alcohol. Again, the T36® formulation has the perceived advantage of a broader spectrum of anti-microbial activity.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development – Therapeutic products (continued)

b)

“Professional Hygienic Handrubs and Handwashes” are used by  healthcare personnel and patients after surgery to prevent transmission of infectious organisms. Handwashes require water while handrubs do not. The T36® formulation has been prepared in the form of gels, sprays and wipes and, if registration is successful, will be developed for use as a professional hygienic handrub in nursing stations, patient rooms, hallways, washrooms, etc. The Company has also developed a proprietary anti-viral, anti-bacterial soap, T36® Handwash. Preliminary testing of this product at BC Research, Inc. was conducted under the supervision of Dr. Ernie Lee. The soap was tested against three strains of test bacteria (Staphylococcus epidermis, Pseudomonas aeruginosa and Serratia marcescens) and one strain of viruses (Herpes Simplex Virus type 1) at various concentrations at various contact times ranging from 1 minute to 10 minutes. In these tests, all bacteria were killed by the soap diluted up to 500 times within 1 minute. A substantial bacterial population reduction was found even when the bacteria were exposed to higher soap dilutions of 1/1000. In addition to bactericidal effectiveness, preliminary results indicated that the soap inactivated Herpes simplex, although an exact endpoint could not be determined due to toxicity of the soap towards the cultured cells used to propagate the virus.

Further testing would have to be conducted to determine virucidal activity. The Company is considering registration of this product as a professional hygienic handwash.

c)

“Surgical handscrubs” include surgical handrubs and handwashes. Again, handwashes require water while handrubs do not. Surgical scrubs are to be used on the hands of healthcare personnel prior to performing a surgical or other invasive procedure. They are directed against the resident microorganisms on hands to prevent their transmission into the surgical wound. Surgical scrubs should have a persistent effect (minimum of 6 hours). The Company may undertake the testing required to register both the T36® formula and the anti-viral soap as a surgical handrub and handwash, respectively.

•

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

•

Anti-inflammatory, antiseptic therapeutics: The Company has developed a prototype product that contains 2% hydrocortisone in a T36® gel for use on topical infections and, in particular, inflamed infections. Preliminary studies with the formulation, under the direction of a physician, quickly resolved a number of skin infections, such as chronic eczema with secondary Staphylococcus infections and fungal infections, such as athlete’s foot and diaper rash. A second formulation contains 50% T36® at a 50% concentration and 0.1% betamethasone, a moderately potent glucocorticoid steroid with anti-inflammatory and immunosuppressive properties. Unlike other drugs with these effects, betamethasone does not cause water retention. The lower concentration of T36® reduces the stinging caused by the ethanol when applied to inflamed areas. It is a more suitable preparation for use on sensitive areas or when used for infants for such infections as diaper rash. The Company is planning on conducting tests also against Athlete’s Foot with this combined anti-infective and anti-inflammatory  formulation. As discussed above, a PCT patent application has been filed with CIPO to cover the composition, method of preparation and use of T36® formulations that also contain steroids, anesthetics or analgesics. The patent application has now moved to national examinations in the US and the EU.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development – Therapeutic products (continued)

•

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

Testing T36® for therapeutic indications

There is competition in all of the therapeutic markets that the Company has targeted. However, the T36® formulation is not expected to be expensive to manufacture and can be used in a broad variety of infection-control products. Toxicology and efficacy studies have already demonstrated that the T36® formulation is not toxic and is effective at killing all bacteria, viruses and fungi. The intended applications are topical, except for the vulvovaginitis treatment. Rather than disrupting metabolic pathways, the T36® formulation consists of four anti-microbial ingredients in relatively low concentrations that act synergistically to disrupt the physical structure of the infectious agents. This approach prevents microbial resistance from developing. None of the active ingredients are known to have any significant side effects on humans.

Testing T36® for therapeutic indications

The Company has competed preliminary studies required by Health Canada, the US Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMeA”) for the targeted applications. These studies, conducted at Bioscience Laboratories, Inc. (“BSI”) located in Bozeman, Montana, are summarized below.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development – Therapeutic products (continued)

Testing T36® for therapeutic indications (Continued)

•

Ten different types of viruses were killed completely by the T36® formulation. Of these, 5 types were killed within the minimum 30-second time required by the FDA, including Herpes Types I and II and Influenza B. The remaining 5 types, including Polio and Hepatitis A, the hardiest viruses, were killed within 1 to 3 minutes.

Having completed these preliminary clinical tests, Investigational New Drug (“IND”) application #102,487 was submitted to the FDA which has responded with its requirements for pre-clinical and clinical tests. In consultation with its advisors, the Company is preparing a clinical plan and the following studies are understood to be required.

•

Dermal irritation and dermal toxicity – This study is to be conducted with an appropriate animal model, such as mini-pigs, for a dosage time that is at least as long as the intended duration of exposure of the T36® formulation to the skin. Since hand sanitizers are used continuously for indefinite periods of time, the maximum exposure time required by the regulatory agencies will be used. A protocol for this study is required.

•

Single dose irritation study – To assess the safety of the T36® formulation, a single dose study must be conducted to determine if there is any irritation or adsorption of the product.

•

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

If there is little or no adsorption into or through the skin, the genotoxicity, carcinogenicity and reproductive toxicology tests described below may not be required since all of these effects rely on ingestion of an agent and T36® is a topical preparation. However, for completeness, descriptions of these tests are provided in the event they are required by the regulatory agencies.

•

Genotoxicity – This test is required to measure an agent’s ability to cause genetic damage. A standard battery of tests typically involves an in vitro test for gene mutation in bacteria, e.g., the Ames test, and an in vitro test with cytogenetic evaluation of chromosomal damage with mammalian cells or an in vitro mouse lymphoma thymidine kinase (tk) assay prior to the first human exposure. Prior to the initiation of  Phase II clinical studies, an in vivo test for chromosomal damage using rodent hematopoietic cells should be conducted. Such tests are routine, are relatively inexpensive, have high statistical power, are generally reproducible and detect a variety of genotoxic effects.

•

Carcinogenicity - The three major ways of testing for carcinogens are animal tests, epidemiological studies and bacterial tests to assess if a chemical or physical agent increases the risk of cancer. The traditional study designs involve exposure of rodents to the test substance for up to two years, with an extensive pathological examination at the end of the study to detect any tumours that may be present in the tissues of the animals. It is reported that OPP has a TD50 of 232 mg/kg per day where TD50 is the chronic dose rate (expressed in milligrams per kilogram of bodyweight per day) which would induce tumors in half of the number of test animals at the end of the standard lifespan for the species. T36® contains 2,800 mg/liter so the TD50 implies that a 100 kg person would have to consume over 8 liters of T36® each day to reach the TD50 level for OPP.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development – Therapeutic products (continued)

•

Reproductive toxicology - The main objective of this testing is to identify the effects caused by exposure to chemical substances on mammalian reproductive functions in all stages within the development process including gonadal function, conception, birth, and the growth and development of the offspring. The testing is usually done in rats at levels that are toxic but not lethal down to non-toxic levels through the 21st day of the third generation.

The following test will be required since it specifically measures the effects of topical preparations.

•

Photosensitivity - The photo-patch test is conducted to examine the influence of rays when a chemical substance is placed on the skin. Twenty four to 48 hours after a material that is suspected of causing photosensitive irritation is pasted on the skin, the site is exposed to UV rays. If reddening or swelling occurs within 24 hours, the test is considered to be positive for such irritation.

The following tests will be required to very specifically determine the efficacy of each ingredient and of the complete T36® formulation.

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

The following clinical trials using human subjects may be permitted once the irritation studies described above are completed.

•

21-Day Cumulative Irritation Patch Test (“Irritation Test”) - If the single dose irritation study above verifies the safety of T36®,  a longer irritation study is permitted. The objective of this test is to assesses the irritation caused by topical products and chemicals over 21 days of continuous exposure of the skin. The test substance is incorporated into patches that remain on the skin for a period of time and are replaced from time to time to maintain continuous exposure to the skin.

•

Multi-dose dermal irritation – In these tests, the objective is to evaluate the effect, if any, of prolonged and repeated exposure of the skin to the test substance. The “Induction Phase” of this study incorporates the test substance into a series of patches that are applied to the skin of 50 subjects repeatedly for periods of time and then removed. After a rest period, new patches are applied. This process is repeated over a period of time with a number of new patches and after completion of this phase, the reaction of the skin is evaluated. The “Challenge Phase” takes place some time after application of the final induction patch. Challenge patches are applied to previously untested sites, adjacent to the original induction patch sites. The reaction of the skin is evaluated 24 to 48 hours after application and the subjects are asked to report any delayed reactions which might occur after the final challenge patch reading.

•

Sensitivity test – This test is conducted on up to 350 individuals to determine if there are any deleterious effects when the test substance is applied to a wide range of subjects.

•

Bacterial cross resistance - It is well known that bacteria have developed resistance to antibiotics. It has also been observed that resistance to certain microbicides, such as benzalkonium chloride (“BZK”), also occurs and that BZK-induced resistance to can lead to resistance to certain antibiotics, such as oxacillin. All of the T36® products provided by the Company contain BZK. It is therefore necessary to determine if T36® products may cause bacterial resistance, particularly with Methicillin-Resistant Staphylococcus aureus (“MRSA”). As discussed above, In microbiology, the MIC is the lowest concentration of an antimicrobial agent that will inhibit the visible growth of a microorganism after overnight incubation. MICs of BZK for resistant MRSA are very low compared to the BZK content of T36® products. If used as directed, T36® products will completely kill resistant MRSA.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development – Therapeutic products (continued)

The “European Standards” are protocols that have been established to ensure consistent testing methods of a wide variety of substances. The following tests will be required for registration of T36® products for use as antiseptic products.

•

EN1499 – This protocol, “Chemical disinfectants and antiseptics – Hygienic handwash – Test method and requirements”, published in 1997, is used to assess the efficacy of hygienic handwashes, that require the use of water, in hospital settings.  These protocols will be used to establish the efficacy of T36® Handwash, for general healthcare personnel use in nursing stations, patient rooms, hallways, washrooms, etc.

•

EN1500 - This protocol, “Chemical disinfectants and antiseptics – Hygienic handrub – Test method and requirements” published in 1997, is used to assess the efficacy of hygienic handrubs, that do not require the use of water, in hospital settings.  These protocols will be used to establish the efficacy of T36® Handrub also for general healthcare personnel use in nursing stations, patient rooms, hallways, washrooms, etc.

•

EN12791 - This protocol, “Chemical disinfectants and antiseptics – Surgical hand disinfection – Test method and requirements” published in 2005, is used to assess the efficacy of hygienic handwashes and handrubs, with or without water, respectively for use in hospital settings as a surgical scrub. This is the highest level of hand hygiene required of a product.

Clinical trials - Full clinical trials will be required for use of T36® for the treatment of Athlete’s foot and VVI’s. The full extent and cost of testing cannot be determined until many of the test above have been conducted to allow the evaluation of efficacy and toxicity under clinical conditions. However, the testing that is generally required is described below.

The three phases of clinical trials can require a number of years to complete. The total time required is dependant on the nature of the therapeutic product, the condition being treated, the design of the protocols, the time to recruit patients and the review process conducted by the regulatory agencies. The registration time for products taken internally can take much longer than for topical agents. The costs of a complete clinical trial can be significant, depending on the intended application. The Company may not conduct any clinical trials itself, but may enter into strategic alliances or licensing agreements with larger companies, which can support the costs of such trials.

The objective of the Company is to undertake testing that will satisfy the three major jurisdictions, namely The US, the EU and Canada. There are minor differences that are expected lead to increased costs, but management has decided that it is more economical to absorb these costs initially rather than conduct separate testing for each jurisdiction.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product development – Therapeutic products (continued)

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

The budget and timetable for all of the testing that may be required has not yet been established and it is not known how long the testing may take. After the results are obtained from the non-human tests and are reported to the regulatory agencies, there is no certainty that permission will be granted to undertake human trials or that further pre-clinical testing will not be required. In addition to the testing that is described above, the regulatory agencies may require other tests that have not been considered by the Company or change their requirements. If additional testing is required, it is not known how long it will take for the Company to prepare, submit and modify the protocols and undertake such testing, how much the additional testing will cost or how much additional time will be required.

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

Foreign registration of securities

On April 20, 2009 the Company’s common shares were added to the OTC Bulletin Board System under the symbol “APCSF”. On April 5, 2010, the OTCQB™  marketplace was created to provide a separate designation to identify OTC-traded companies that are registered with the SEC and remain current in their reporting obligations. The Company now trades on the OTCQB™ under same symbol. Market maker quotations for all OTCQB securities available to investors on www.otcmarkets.com. At this time, the trading of the company’s shares is very limited. The Company cannot guarantee that there will be a market for the Company’s common shares in the United States or that there will any significant amount trading in the company’s shares for the foreseeable future.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company was started as a Capital Pool Company, has been operating its current business since November, 2003 and has had limited revenues during this time. Since its inception, the Company has experienced significant operating losses each year These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control products. The Company has also been engaged in a program of pre-clinical testing for registration of a number of therapeutic products with Health Canada and the FDA. This testing is costly and time consuming and the Company does not have sufficient funds to undertake all of the testing that is required to satisfy the requirements of these regulatory agencies. Accordingly, the Company requires outside funding to complete these tests. As funds are raised, they will be invested in the testing and the Company will continue to accumulate losses that are proportional to the funds raised and spent on testing. In addition, the Company has recently launched a number of consumer and commercial products, described above and is in the process of establishing new sales and distribution agreements. It will take some time to determine what effect, if any, these recent activities will have on the Company’s revenues and profits. These past events and future plans make predictions of future periods difficult.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

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

The Company could enter into contractual obligations and not have the funds to pay for these obligations.

The Company does not have any contractual restrictions on its ability to enter into binding agreements and, accordingly, the Company could incur significant obligations to third parties including financial obligations. Any such obligations could restrict the Company’s operations and the Company might not be able to pay for its commitments. If the Company cannot meet its commitments, legal action could taken against the Company. Any such actions could further restrict the Company’s ability to conduct its business.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

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

There is no assurance that the patent applications filed for the T36® technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no further protection for its intellectual property and reduced sales.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Risk Factors (continued)

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.

The Company has limited experience in marketing and selling its products and the Company has only two sales and marketing people. The most senior sales person was hired in May 2009 and the other in September 2009. None of the sales people have had prior experience with the type of products sold or being developed by the Company. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Current plans call for the expenditure of significant funds over the next 24 months for marketing activities. Failure to achieve the marketing objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

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

Management of the Company as at June 30, 2010, collectively own approximately 3% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

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

Two potentially toxic components of T36® Disinfectant are present in low concentrations compared to their LD50 levels (the amount of the substance that kills 50% of the test population of experimental animals when administered as a single dose). O-phenylphenol (“OPP”) in pure crystalline form is considered to be a possible carcinogen and eye contact can cause severe irritation or burns with possible eye damage (Concentration in T36® Disinfectant = 2,800 ppm, oral LD50 = 2,480 mg/kg in rats) For some individuals, o-phenylphenol can also irritate the skin. Benzalkonium chloride (BZK) supplied as a 50% solution in water, has been reported to cause allergic reactions and the swelling of the mucosa when used as nose sprays on a continuous, long-term basis by sensitive users (Concentration in T36® Disinfectant = 2,000 ppm, oral LD50 = 300 mg/kg in rats). The Company does not directly handle, store, use or dispose of OPP or BZK in pure form but only in their highly diluted form in T36® Disinfectant. Further, because the denatured alcohol that contains denatonium benzoate to prepare T36® Disinfectant, the consumption of significant amounts of T36® Disinfectant is not possible. Therefore, it is unlikely that anyone can be poisoned or otherwise harmed through the proper use of T36® Disinfectant as instructed by the Company.

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

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

•

Acklands Granger International (“AGI”): A distributor of industrial, safety and fastener products with catalogue sales and 160 branches and 5 distribution centres across the country. Acklands-Grainger is the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games, the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for industrial safety and material handling supplies.

•

London Drugs: A regional pharmacy chain in Western Canada thatis carrying T36® Antiseptic Hand Sanitizer and T36® Disinfectant.

•

Shoppers Drug Mart: A national pharmacy chain in Western Canada thatis carrying T36® Antiseptic Hand Sanitizer and T36® Disinfectant.

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

1.3

SELECTED FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2010	June 30, 2009	June 30, 2008
Revenue	$1,459,686	$ 282,261	$ 249,042
Loss & Comprehensive Loss	3,992,659	1,183,009	1,937,735
Basic and Diluted Loss Per Share	0.07	0.02	0.05
Total Assets	1,353,067	1,782,098	2,533,975
Accounts payable and accrued liabilities	875,788	56,215	57,921
Long-Term Liabilities	237,983	-	-

During the year ended June 30, 2010, no options were exercised. During the same period, 1,380,000 warrants were exercised by the holders at an exercise price range of $0.45 for total gross proceeds of $621,000. The current assets were $1,110,208, with a significant change in the makeup of these assets. For example, in previous years, the current assets were comprised of up to 90% cash. However, at the end of the 2010 fiscal year, the Company had a cash position of $146,701 which represented 13.2% of the current assets. Inventories increased by nearly ten-fold over the year ended June 30, 2010 and accounted for 53.5% of current assets, including $394,646 of finished goods, mostly T36® Antiseptic Hand Sanitizer products and T36® Disinfectant, and $198,928 of raw materials and supplies consisting of bottles, boxes, caps and labels needed to manufacture the Company’s products and equipment and containers for hand sanitizer dispensers. Accounts receivable increased three-fold over the same period to $162,398 and represented 14.6% of current assets. Prepaid expenses other assets equaled 18.7% of current assets and the largest proportions consisted of payments to VANOC for the Sponsorship.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.3

SELECTED FINANCIAL INFORMATION (continued)

Accounts payable and accrued liabilities increased from $56,215 at the end of the 2009 fiscal to $875,788 at the end of the 2010 fiscal year. The largest portion of the accounts payable is comprised of payment due to VANOC for the Sponsorship. The remainder consisted of trade payables. The Sponsorship Liability is $237,983.

Revenues for the 2008 and 2009 fiscal years were generated primarily from the sale of T36® Disinfectant to the dental, beauty and first responder markets. In the 2010 fiscal year, there was a substantial increase in the revenues during the quarters ended December 31, 2009 and March 31, 2010 primarily due to the sale of T36® Antiseptic Hand Sanitizer to retail markets through pharmacy chains, and to VANOC under the terms of the Sponsorship. This increase was fuelled by the expected H1N1 pandemic, health authorities recommending the use of hand sanitizers which led to a larger than usual demand for such products and the publicity and advertising generated from the Sponsorship.  The Company’s annual sales were not significantly different between 2008 and 2009 but increased more than five-fold during the 2010 fiscal year. Expenditures exceeded revenues and resulted in net losses of $3,992,659, $1,183,009 and $1,937,735 from operations for the years ended June 30, 2010, 2009, 2008, respectively. The increase in the loss for the 2010 fiscal year was largely due to the higher advertising and promotion costs associated with the Sponsorship, product registration costs and higher wages and benefits that resulted from hiring sales staff.  During the year ended June 30, 2010, the Company granted 750,000 options priced at $0.55 to certain directors, consultants and employees resulting $355,594 in non-cash stock-based compensation being recognized during the period.

Overview

Over the course of the Company’s operating history, the Company has secured the required government and regulatory approvals to market and sell T36® Disinfectant, Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes and T36® Disinfectant Cleaner CONCENTATE in Canada resulting in the sales described in Results of Operations below. To date, all of the Company’s sales have been solely in Canada which, while a developed industrial economy, is not a particularly large market relative to economies such as the United States, China or the European Union (“EU”). The Company has secured a National Drug Code (“NDC”) Labeler Code for hand sanitizer products in the US but has not yet introduced products there. Registration of products in the EU is also being investigated. Although sales in Canada increased significantly during the 2010 fiscal year, much of the increase was due to public concern over the expected H1N1 pandemic. Due to increased material costs that resulted from a shortage of materials, higher sales costs and increased storage cost, gross margins declined from 20.4% in the 2009 fiscal year to 14.3%. The Company has always been reliant on third party manufacturers and would likely benefit from controlling its own manufacturing to increase its gross profit.

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

Trend information

The major trend affecting the Company at this time is the seasonal concerns that are raised through the fall and winter over flu and colds. This seasonal affect was greatly exaggerated in the 2010 fiscal year when the World Health Organization (“WHO”) declared H1N1 to be a “Level Six” pandemic. This action by the WHO has contributed to the awareness and perception that there is a growing need or demand for products similar to those the Company produces. This resulted in substantial growth in the market for disinfectant products, in particular, consumer products which are effective against infectious microorganisms during the fall and winter of 2009 and 2010. There is no reliable prediction that these circumstances will be repeated and no growth or future growth can be predicted.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.4

RESULTS OF OPERATIONS

Sales

From the sale of T36® Disinfectant and T36® Antiseptic Hand Sanitizer through its distributors to the first responders, dental, beauty, commercial and consumer markets, the Company recorded sales of $1,459,686 for the 2010 fiscal year compared to $282,261 and $249,042 for the years ended June 30, 2009 and 2008, respectively. These total sales are $5,155 less than the sales reported for the nine months ended March 31, 2010. The reason for this is a one time charge against sales of $109,766 in the quarter ended December 31, 2009. The reason for this reversal of sales is that a customer ordered and received T36® Antiseptic Hand Sanitizer late in the flu season and were unable to sell all of the product. Although the customer retained the product for future sales, the Company chose to write down the sale of the retained product since the date by which it will be sold and booked again as revenue is uncertain. Actual sales for products in the fourth quarter of the 2010 fiscal year were $104,611. The difference between the reversal of the sales and the actual sales is $5,155.

Prior to the 2010 fiscal year, any differences in sales revenue were partly due to the timing differences in ordering and invoicing except that sales were slower in the summer and over the Christmas period. No significant quarterly variation in sales occurred until the quarters ended December 31, 2009 and March 31, 2010. During these two quarters, certain major competitors withdrew from the Canadian market due to a shortage of supplies and focused on the US market. This created a significant opportunity for the Company which led to the increased sales during the 2010 fiscal year. Sales to VANOC also accounted for a significant increase during these two quarters. New competitors appeared during the periods of highest concern about H1N1 but it was reported to the Company that some of these companies offering products did not have DIN’s and were not legitimate suppliers. These suppliers have now likely disappeared. During the quarter ended June 30, 2010, sales of hand sanitizers decreased due to the passage of the flu season and the return of the competitors that had temporarily withdrawn from the Canadian market Also, the expected H1N1 pandemic was not as serious as had been feared and consumers were no longer focused on the use of hand sanitizer products.  It is not known if the interest will be rekindled as a new flu season approaches.

The Company relies heavily on its current distributors to sell T36® products to end users. For the year ended June 30, 2010, sales to four major customers totaled $826,213 and accounted for 57% of the total sales. For the year ended June 30, 2009, sales to four major customers totaled $174,490 and accounted for 64% of the total sales. Clearly, a number of new significance customers were gained during the 2010 fiscal year. These new and previously existing customers are important to the Company and the loss of any or all of these customers would have a significant and negative effect on the Company.

The Company intends to continue its efforts to gain new customers as its selection of products can be used in a variety of personal, commercial and clinical settings.

Cost of Sales

For the for the year ended June 30, 2010, 2009 and 2008, the cost of sales incurred was $1,250,439, $224,687 and $157,234, representing 85.7%, 79.5%, and 63.1% of total sales, respectively. Cost of sales includes the direct costs of the inventory sold during the period plus sales costs, warehousing costs, shipping and handling charges. The higher cost of sales in actual terms during the year ended June 30, 2010 was due to the five-fold increase in sales compared to the 2009 fiscal year. The percentage increase was primarily due to an increase in cost of raw materials, particularly ethanol and supplies such as bottles, dispensers and dispenser stands which were in short supply when needed and greater transportation, warehousing, handling, and sales costs. At the Company’s new location, office and warehouse space is combined to conserve costs and maintain control over inventories which had previously been located with third party storage facilities. The Company is in the process of consolidating its inventories at the time of this report.

Gross Profit

For the year ended June 30, 2010, 2009 and 2008, the Company recorded a gross profit of $209,247, $57,574 and $91,808, respectively. Gross profit increased in actual terms in the fiscal year ended June 30, 2010 due to the increase in sales but declined in percentage terms due to increases in the cost of production, transportation, warehousing and sales as described above in the preceding paragraph, “Cost of Sales”.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.4

RESULTS OF OPERATIONS (continued)

Advertising and Promotion

The increase in advertising and promotion costs to $2,638,384 during the 2010 fiscal year was due to payments to VANOC for the Sponsorship, advertising associated with the Sponsorship and the preparation of new product brochures and other new marketing materials..

Conference

The conference costs were $19,960, $10,563 and $1,891 for the year ended June 30, 2010, 2009 and 2008, respectively.  The conference costs were higher in the year ended June 30, 2010 than the preceding two years due to attendance by company representatives at trade shows such as the annual meeting of the Ontario Dental Association and meetings organized by distributors which allowed the Company to introduce its products to sales and marketing representatives of the distributors.

Consulting

Consulting fees for the year ended June 30, 2010, 2009 and 2008 were $579,632, $567,144 and $1,004,660, respectively. The higher amount of consulting fees during the 2008 fiscal year was largely due to non-cash stock-based compensation expenses of $605,068 which resulted from the grant of options to senior officers and other consultants to the Company. Fewer options were granted during the 2009 fiscal year leading to lower non-cash stock-based compensation expense of $ 138,284. During the 2010 fiscal year $115,225 non-cash stock-based compensation was recognized for consultants.  Details of the non-cash stock-based compensation provided by the Company for the fiscal year ended June 30, 2010 are provided in Note 9(b) of the accompanying financial statements. In addition to the non-cash stock-based compensation provided to consultants, $350,000 was paid to executives of the Company in remuneration for their services to the Company. Information on related party transactions is provided in Note 13 of the consolidated financial statements. In addition, the consulting fees included fees paid to third party consultants to carry out ongoing projects including branding, marketing, and product development.

Due Diligence

A due diligence fee of $10,000 related to the proposed acquisition of a pharmaceutical manufacturing facility was paid to the target company during the fiscal year ended June 30, 2008. On February 23, 2009, the Company entered into a non-binding Letter of Intent to purchase all of the business and undertakings of the target company. On June 23, 2009, the Company issued a news releases stating that the Company was not going to proceed with the proposed acquisition. No due diligence fees were paid in 2009 or 2010 fiscal years.

Investor Relations

Investor relations activities amounted to $ 116,503, $132,103 and $124,065 for the year ended June 30, 2010, 2009 and 2008, respectively. Freeform Communications, Inc. (“Freeform”) was paid a total of $70,000, $48,000 and $46,649 for their services to the Company for the year ended June 30, 2010, 2009 and 2008, respectively. Included in this category for the year ended June 30, 2010, 2009 and 2008 was non-cash stock-based compensation of $32,964, $73,859 and $53,707, respectively, for various options granted to Freeform and fees of $13,539, $9,954 and $13,709 paid to Marketwire for the dissemination of news releases. The only material changes in investor relations costs were the differences in non-cash stock-based compensation.

Legal and Accounting Fees

Legal and accounting fees did not change in a material way over the last three fiscal years and were $61,481, $72,537 and $89,723 for the year ended June 30, 2010, 2009 and 2008, respectively. Legal fees incurred in the periods generally consist of advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, the preparation of documentation required for private placements and attending to the closing of the private placements. Accounting fees consisted of consultation fees, auditing of the Company’s annual financial statements and during the 2008 fiscal year, undertaking due diligence on the target company that was being considered for acquisition.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2010, 2009 and 2008 were $223,263, $189,556 and $375,807, respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred.  During the 2008 fiscal year costs in this category were higher because the Company elected to write off $104,400 in development costs and intellectual property that was acquired in the original Qualifying Transaction. Costs in this category include continuation of US patent application, ongoing registration of “T36 Disinfex” as a trademark in Canada, testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products. During the 2010 fiscal year, the Company completed an IND application that was submitted to the FDA for consideration. This led to the increased costs compared the 2009 fiscal year.

Wages and Benefits

Wages and benefits were $445,484, $209,946 and $302,439 for the year ended June 30, 2010, 2009 and 2008. Costs in this category include the wages paid for accounting and administrative assistance and to sales and marketing staff. New sales staff were hired during the 2010 fiscal year, leading to the increase in wage and benefit costs. . Non-cash stock-based compensation expenses of $207,405 were recognized for employees during the 2010 fiscal year compared to $124,695 and $244,790 for the year ended June 30, 2009 and 2008, respectively.

Loss and Comprehensive Loss for the Year

The Company continued to have losses from operations of $ 3,992,659, $1,183,009 and $1,937,735 for the year ended June 30, 2010, 2009 and 2008, respectively. The Company observed higher losses in the 2008 fiscal year compared to the 2009 fiscal year largely due to a total of non-cash stock-based compensation expenses of $903,565 being recognized in the statement of operations in 2008. In comparison, there were $336,838 non-cash stock-based compensation expenses in the 2009 fiscal year. In the 2010 fiscal year, non-cash stock-based compensation of $355,594 was similar to that of the 2009 fiscal year. The details of non-cash stock-based compensation are disclosed in Note 9(b) and in the Consolidated Statements of Cash Flows in the interim consolidated financial statements. However, as discussed above, the higher loss incurred during the 2010 fiscal year is primarily due to payments to VANOC for the Sponsorship. Sales are not yet sufficient to cover all of the expenditures of the Company. Product registration and development costs remain higher than revenues due to the employment of independent consultants to assist with satisfying the requirements of the FDA, EMA and Health Canada, to evaluate the potential applications and development of the Company’s T36® technology and to determine the regulatory pathways to commercialization. The commitment to VANOC for the Sponsorship continues through to June 30, 2012.

Management is currently investing in the sales and marketing of T36®products. Marketing new products that are unknown to the selected markets is expected to be very expensive and will lead to increased losses for an indeterminate amount of time before revenues and profits grow enough to offset these new expenditures. In addition, the pursuit of the new therapeutics products requires the Company to invest continuously in product development, clinical trials, product registrations and intellectual property protection. As a result, further losses are anticipated for the foreseeable future.

Use of Proceeds

The net proceeds received from the closing of recent private placements are being used for working capital and for general and administrative purposes.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.5

SUMMARY OF QUARTERLY RESULTS

Period Ended	Jun/10	Mar/10	Dec/09	Sep/09	Jun/09	Mar/09	Dec /08	Sept/08	Jun/08
Revenue	-$5,155*	394,753	996,659	73,429	84,038	87,752	54,811	55,660	73,359
Net Loss	3,992,659	1,716,319	337,750	650,268	417,332	219,012	282,801	263,864	931,597
Loss/Share	0.07	0.03	0.01	0.01	0.01	0.00	0.01	0.01	0.02
Total Assets	1,353,067	1,462,818	3,261,215	2,623,412	1,782,098	1,945,383	2,153,766	2,342,449	2,533,975

* Actual sales for products in the fourth quarter of the 2010 fiscal year were $104,611.  Refer to Section 1.4 – Sales for full disclosure.

As discussed above, fundamental changes in the Company occurred during the 2010 fiscal year. There was an increase in sales of T36® Antiseptic Hand Sanitizer to consumer markets during the quarter ended December 31, 2009. This came about as a result of the publicity gained from the VANOC agreement, concerns about the H1N1 pandemic, the recommendations by health authorities that hand sanitizers be used as a preventative measure against H1N1 and a temporary shortage of hand sanitizers in the market. During the quarter ended March 31, 2010, VANOC fulfilled its obligations to purchase products from the Company. Prior to the 2010 fiscal year, sales had been fairly consistent with small seasonal variations. Cost of goods had also been quite consistent over the periods reported but increased during the quarters ended December 31, 2009 and March 31, 2010 due to the increased sales. Operating expenses vary from quarter to quarter depending on the activities taking place such as registering T36® products in major markets, pursuing clinical trials, seeking expert advice on product regulatory issues, re-branding and advertising current and new lines of products, intellectual property protection and seeking registration of ALDA’s securities in the US.  However, the largest proportion of expenses for the 2010 fiscal year were the payments to VANOC to support the Sponsorship. During the quarters ended June 30, 2008 and June 30, 2009, non-cash stock-based compensation expenses of $478,237 and $199,046, respectively, were realized. An impairment loss of $190,638 on patent application and development costs and intangible assets was recognized in the quarter ended June 30, 2008. The loss for that quarter was higher than for previous quarters because the advertising and promotion costs of $513,120 included the initial payment to VANOC for the Sponsorship. In the subsequent quarters ended December 31, 2009, March 31, 2010 and June 30, 2010, marketing expenses included further payments to VANOC for the Sponsorship. Wage costs were also higher during the last three quarters of the 2010 fiscal year as new staff were hired to accommodate the demand for T36® products. As described in Section 1.2 “Overall Performance of the Company”, the Company continued to observe net losses as it also continues to invest in therapeutic registrations and marketing initiatives.

Total assets varied from $2,533,975 to $1,782,098 between June 30, 2008 and June 30, 2009 as a result of closing private placements and exercising of options and warrants.  On March 31 and June 30, 2010, total assets declined to $1,462,818 and $1,353,067 due to the payments made to VANOC for the Sponsorship.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.6

LIQUIDITY

Although the Company generates revenues from the sale of its T36® products, sales are mainly occurring in Canada. The Company has also established a plan to introduce products to other markets in the US and the EU and for the development, testing, registration and marketing of therapeutic applications of the T36® formulation. Management has been and continues to evaluate the possibility of acquiring technologies that are complementary to T36® technology and launching similar types of product lines in the near future. The Company will need to undertake further financings in order to carry out these plans. These financings will lead to the dilution of current shareholders of the Company.

1.7

CAPITAL RESOURCES

During the year ended June 30, 2010, 1,380,000 warrants were exercised by the holders at an exercise price of $0.45 for total gross proceeds of $621,000. No options were exercised during the period.

On September 9, 2009, the Company completed a private placement of 6,000,000 units of the Company at a price of $0.25 per unit for gross proceeds of $1,500,000.  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until September 11, 2010 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.80 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days..  Finders’ fees and legal fees in the amount of $53,523 were charged against share capital in connection with the private placement. On August 13, 2010, the TSX Venture Exchange accepted the extension of the warrants by the Company to September 16, 2011 at the same price and with the same forced conversion conditions.

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations.  The options have an exercise of $0.55 with an exercisable term of five years expiring on October 15, 2014.  700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized.  50,000 options shall be vested in equal quarterly installments over a period of 12 months from the date of grant. During the year ended June 30, 2010, options granted to a consultant and an employee to acquire a total of 270,000 common shares of the Company were cancelled due to the termination of the consultant and the departure of an employee.

As at June 30, 2010, the Company had 58,721,799 outstanding common shares and a total of 6,000,000 outstanding warrants exercisable at an exercise price range of $0.40 before the date of expiration. The outstanding stock options as at June 30, 2010 were 5,600,000 (5,575,000 options were exercisable) at an exercise price range of $0.20 to $0.80 per option. Upon the exercise of outstanding warrants and exercisable options, the Company will have fully diluted outstanding common shares of 70,321,799

At the time of this report, the Company does not have sufficient working capital to pursue its development plans. here can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. There is no assurance that additional funding will be made available to the Company to fulfill its business objectives. In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.8

COMMITMENTS AND AGREEMENTS

a)

On October 5, 2010, as a result of the corporate office relocation, the Company entered into a lease agreement to lease office and warehouse premises, with a term of one year plus an option of renewal.  The total minimum lease payment under the agreement is $74,810 payable in 2011.

b)

The Agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”), which allowed manufacturing and marketing in Fujian province in China, was transferred to He-Yi She Ye Limited (“He-Yi”) and expanded to cover marketing in all of China. Prior to that transfer of rights, the agent for Fuzhou secured a Certificate of Approval, on August 31, 2006, from the Fujian Centre of Disease Control for T36® Disinfectant after passing all of the required tests. This certificate allowed the agent for Fuzhou to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. He-Yi has provided a fully equipped manufacturing facility according to the specifications provided by ALDA, to produce the ALDA products. He-Yi will have the right to distribute ALDA’s products in China subject to ALDA’s approval of each distributorship. The five year agreement expires on April 11, 2011 unless it is renewed by mutual consent.

c)

As announced in a news release issued on July 15, 2009, the Company entered into a corporate sponsorship agreement (“the Sponsorship”) with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (“VANOC”). Under the terms of the Sponsorship, the Company has the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games.

1.9

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

TRANSACTIONS WITH RELATED PARTIES

Effective June 1, 2008, the Company entered into consulting agreements with the management of the Company.

During the year ended June 30, 2010, the Company paid consulting fees of $350,000 (2009: $329,208; 2008: $288,813) to companies controlled by directors of the Company.

During the year ended June 30, 2010, the Company paid rent of $38,259 (2009: $26,320; 2008: $24,737) to a company controlled by a director of the Company.

During the year ended June 30, 2010, the Company recorded a note receivable of $nil (2009: $66,000; 2008: $0) owing by directors of the Company.

During the year ended June 30, 2010, the company recorded stock based compensation expense of $115,225 (2009: $176,441; 2008: $562,427) to directors and companies controlled by a director of the Company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.11

FOURTH QUARTER EVENTS, 2010

On April 7, 2010, the Company announced that a “NDC” (National Drug Code) Labeller Code had been assigned to the Company by the US Food and Drug Administration (“FDA”).  The NDC number allows the Company to sell OTC monograph products in the US.

On April 14, 2010, the Company announced that a private placement of up to 2.5 million units of the company at a price of 20 cents per unit for proceeds to the company of up to $500,000 was planned with  each unit consisting of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of 30 cents per common share for a period of two years from the date of the issuance of the purchase warrant. Insiders of the Company planned to subscribe for over 25 per cent of the offering.

On April 16, 2010 the Company announced that Dr. Brian Conway was appointed as Medical Director to assist with preclinical and clinical trials of T36 preparations including assistance with the design and implementation of the protocols, reviewing findings and interacting with the regulatory agencies.

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

1.14a

CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, effective for interim and annual periods beginning on or after Oct 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”) IAS 38, “Intangible Assets”. This new standard is effective for the Company’s interim and annual financial statements commencing July 1, 2009. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC applies to interim and annual financial statements related to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Company’s consolidated financial statements.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.14b. RECENT ACCOUNTING PRONOUNCEMENTS

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

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2010 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

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

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the changeover for all Canadian Publicly Accountable Enterprises (“PAEs”) to adopt International Financial Reporting Standards (“IFRS”), replacing Canadian GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS.  The Company’s first set of filing prepared under IFRS will be the unaudited interim financial statements for the quarter ending September 30, 2011, including comparative IFRS financial information for the quarter ending September 30, 2010, an opening balance sheet as at July 1, 2011 and full disclosure of all new IFRS polices. The first annual IFRS financial statements will be for the year ending June 30, 2012 and will include comparative restatement, conversion adjustments and reconciliations for the year ending June 30, 2011.  Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.  The management of the Company has developed a project plan for the conversion to IFRS based on the current nature of the operations. The Company has broken down its IFRS transition plan into three phases: (1) Diagnostic and Scoping phase; (2) Planning, Analysis and Design phase, and (3) Implementation and Transition phase.

The Diagnostic and Scoping phase requires the Company to assess the key accounting policies and financial systems that would be impacted by the transition to IFRS.  Each potential impact identified during this phase is ranked to the degree of impact on our financial reporting and the overall complexity of the conversion effort.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.14b. RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The Planning, Analysis and Design phase requires the Company to prepare detailed analysis of the major differences between GAAP and IFRS applicable to the Company, decisions on accounting policy choices where applicable, a review of the information technology systems and determining the impact of the conversion on the business activities and internal control environment.

The Implementation and Transition phase requires the Company to fully execute the necessary changes to the information technology systems, and the internal controls and development of the financial statement presentation and disclosures in accordance with the management’s accounting choices of IFRS.

During the review process, the Company has prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines.  To date, the Company has identified that a number of differences between Canadian GAAP and IFRS that will likely to affect the Company’s financial reporting include, but not limited to, stock-based compensation, property plant and equipment (“PP&E”) and financial statement presentation and disclosure.  The identified differences addressed below are not expected to have a material impact on the reported results and its financial position.  Note that as the company advances into the next phase of the evaluation, additional differences may be indentified.

In December 2009, the CICA issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which provides guidance for determining whether an arrangement involving multiple deliverables contains one or more units of accounting. The accounting treatments provided in EIC-175 are effective for the first annual reporting period beginning on or after January 1, 2011. Early adoption is permitted. The Company does not believe that this guidance will have an impact on its financial statements.

1.15

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.  The Company has made the following classifications:

Cash and equivalents

Held for trading

Short term investments

Held for trading

Accounts receivable

Loans and receivables

Long term prepaid expense

Loans and receivable

Accounts payable and accrued liabilities

Other financial liabilities

Sponsorship liability

Other financial liabilities

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.15

FINANCIAL INSTRUMENTS (continued)

d)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

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

e)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.  .

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

As at June 30, 2010, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.  The sponsorship liability will be paid off by calendar year end 2012.

f)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

ii)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

iii)

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

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.15

FINANCIAL INSTRUMENTS (continued)

d)

Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i)

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii)

The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii)

The fair value of derivative financial instruments is determined based on fair market valuation methods.

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

Fair Value at June 30, 2010

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Total

Level 1

Level 2

Level 3

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Financial Assets -

Cash and cash equivalents

(Held-for-trading)

$  146,701

$     146,701

$          -

$         -

Short term investments

(Held-for-trading)

1,584,929

  1,584,929

-

-

Accounts receivable

(Loans and receivables)

161,214

  161,214

-

-

Long term prepaid expense

(Loans and receivables)

237,983

-

  237,983

-

Liabilities -

Accounts payables and accrued liabilities

(Other financial liabilities)

1,145,788

  1,145,788

-

-

Sponsorship liability

(Other financial liabilities)

237,983

-

  237,983

-

The three levels of the fair value hierarchy established by Section 3862 are as follows:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arms length transactions.

Cash and equivalents, short term investments, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arms length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. Currently the Company has classified sponsorship liability at this level and has recorded it at fair value.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.16

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the year ended June 30, 2010 as allowed in NI 51-102, Section 5.3 (3).

(b)

Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at:

Security in Number	June 30, 2010	The reporting date October 28, 2010
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	58,721,799	61,996,799

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

	5,600,000 6,000,000 -	5,600,000 9,275,000 -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Common Shares Fully diluted	11,600,000 70,321,799	14,875,000 76,871,799

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

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

1.17

SUBSEQUENT EVENTS

The exercise period of a total of six million outstanding share purchase warrants issued as part of the non-brokered private placement of common share units that closed on September 16, 2009 is extended by one year, from September 16, 2010 to September16, 2011.  The warrant exercise price of 40 cents per share and the forced conversion provisions will remain the same.

Subsequent to the year ended 2010, the Company closed a private placement first announced on April 14, 2010 for total gross proceeds of $327,500.  A total of 3,275,000 units of the Company were issued at a price of 10 cents per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common of the Company at a price of 20 cents per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011.  The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering.

On October 5, 2010, as a result of the corporate office relocation, the Company entered into a lease agreement to lease office and warehouse premises, with a term of one year plus an option of renewal.  The total minimum lease payment under the agreement is $74,810 payable in 2011.

On December 8, 2010, the Company announced that it is undertaking a non-brokered private placement of up 2,000,000 units of the Company (the "Units") at a price of $0.10 per Unit for proceeds to the Company of up to $200,000.  Each Unit will consist of one common share of ALDA and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of ALDA at a price of $0.20 per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant commencing on the day following the expiry of any applicable hold period on the underlying Common Share, stating that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.40 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days.

ALDA Pharmaceuticals Corp. 2010 20F

ALDA PHARMACEUTICALS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

FOR THE YEAR ENDED JUNE 30, 2010

1.16

OTHER MD&A REQUIRMENTS (continued)

Certain insiders of the Company have been selling common shares of ALDA through the facilities of the TSX Venture Exchange in connection with this private placement and will reinvest up to $175,000 of the proceeds in the private placement. Accordingly, insiders of ALDA will be subscribing for over 25% of the offering, constituting a related party transaction pursuant to Multilateral Instrument 61-101 and TSX Venture Exchange Policy 5.9 which is exempt from the requirement to obtain an independent valuation pursuant to Section 5.5(b) of MI 61-101 and the requirement to obtain minority shareholder approval pursuant to Section 5.7(1)(b) of MI 61-101.

The offering is being made on a private placement basis pursuant to registration and prospectus exemptions of applicable securities laws and is subject to acceptance by the TSX Venture Exchange.  All securities issued will be subject to a four month restricted period and will bear a restrictive legend accordingly.  Net proceeds from the offering will be used for working capital purposes.

ALDA Pharmaceuticals Corp. 2010 20F