Form 20-F
period 2011-06-30
ALDA Pharmaceuticals Corp.
filed 2012-01-12
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report ……………..

For the transition period from ___________________ to ______________________

Commission file number:  000-51848

ALDA Pharmaceuticals Corp.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

1518 – 1030 West Georgia Street, Vancouver, BC, V6E 2Y3 CANADA

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  63,996,799 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934  Yes  ☐     No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☐     No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):  Large accelerated filer  ☐                   Accelerated filer ☐                 Non-Accelerated filer☒

Indicate by check mark which financial statement item the Company has elected to follow.  Item 17 ☒    Item 18 ☐

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2011 unless an earlier or later date is indicated.

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

FORM 20-F ANNUAL REPORT

PART I

3

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

4

ITEM 3. KEY INFORMATION

4

ITEM 4. INFORMATION ON THE COMPANY

15

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

38

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

47

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

56

ITEM 8. FINANCIAL INFORMATION

58

ITEM 9. THE OFFER AND LISTING

61

ITEM 10. ADDITIONAL INFORMATION

63

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

72

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

72

PART II

72

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

72

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

72

ITEM 15. CONTROLS AND PROCEDURES

72

ITEM 16. RESERVED

72

PART III

75

ITEM 17. FINANCIAL STATEMENTS

75

ITEM 18. FINANCIAL STATEMENTS

75

ITEM 19. EXHIBITS

76

FINANCIAL STATEMENTS

77

SIGNATURES

104

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

BUSINESS OF ALDA PHARMACEUTICALS CORP.

The Company is principally in the business of developing infection control products for industrial and consumer use and for the treatment of topical infections.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2011 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Terrance G. Owen Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4	65	May 30, 2000
Peter Chen (1) Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4	49	May 30, 2000
Eugene Hodgson (1) 1400 – 601 West Hastings Street Vancouver, BC, Canada V6B 5A6	55	October 12, 2004
Linda Allison (1) 3074 Spencer Place West Vancouver, BC, Canada V7V 3C9	64	June 30, 2003
Ronald Zokol 470 West Tower 555 West 12th Avenue Vancouver, BC, Canada V5Z 3X7	62	November 13, 2003
William F. McCoy 735 Thornapple Drive Naperville, IL,. USA 60540	56	March 17, 2005

(1) Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO	65	May 30, 2000
Peter Chen, CFO and Secretary	49	May 30, 2000

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

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which are substantially the same as principles applicable to United States (“US GAAP”) and practices prescribed by the United States Securities and Exchange Commission (“SEC”), except the practices described in footnotes to the audited financial statements for the years ended June 30, 2011 and 2010.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2011	Year Ended 2010	Year Ended 2009	Year Ended 2008	Year Ended 2007
CANADIAN GAAP
Revenue	305,592	1,459,686	282,261	249,042	256,243
Net (Loss) for the Year	(1,875,565)	(3,992,659)	(1,183,009)	(1,937,735)	(562,090)
Basic Income (Loss) Per Share	0.03	(0.07)	(0.02)	(0.05)	(0.02)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares	62,314,677	56,895,169	49,904,566	42,605,353	22,582,026
Period-end Shares	63,996,799	58,721,799	51,341,799	49,511,799	32,192,404

Working Capital	(1,068,383)	234,420	1,721,192	2,470,247	627,730
Sponsorship Liability	0	237,983	0	0	0
Long-Term Debt	0	0	0	0	0
Capital Stock	7,921,708	7,494,231	5,842,389	5,524,289	2,658,868
Shareholders’ Equity (Deficit)	(1,066,502)	239,296	1,725,883	2,476,054	779,898
Total Assets	190,494	1,353,067	1,782,098	2,533,975	854,166

US GAAP
Net Loss	1,875,565	(3,992,659)	(1,183,009)	(1,937,735)	(562,090)
Loss Per Share	0.03	(0.07)	(0.02)	(0.05)	(0.02)
Shareholders’ Equity	(1,066,502)	239,296	1,725,883	2,476,054	779,898
Total Assets	190,494	1,353,067	1,782,098	2,533,975	854,166

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2011, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
December 2011	0.9768	0.9610	0.9896	0.9833
November 2011	0.9749	0.9536	0.9876	0.9807
October 2011	0.9809	0.9430	1.0065	1.0065
September 2011	0.9978	0.9626	1.0254	0.9626
August 2011	1.0175	1.0091	1.0438	1.0221
July 2011	1.0469	1.0343	1.0583	1.0484
June 2011	1.0238	1.0141	1.0370	1.0370

Three Months Ended September 30, 2011	1.0230	0.9626	1.0583	0.9626
Three Months Ended June 30, 2011	1.0322	1.0141	1.0542	1.0370

Fiscal Year Ended June 30, 2011	0.9995	0.9381	1.0542	1.0370
Fiscal Year Ended June 30, 2010	0.9484	0.8580	1.0039	0.9429
Fiscal Year Ended June 30, 2009	0.8575	0.7692	0.9984	0.8602
Fiscal Year Ended June 30, 2008	0.9897	0.9298	1.0905	0.9817
Fiscal Year Ended June 30, 2007	0.8831	0.8437	0.9452	0.9404

(Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2011.

On October 31, 2008, the Company granted options to acquire 550,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise price of $0.20 with an exercisable term of five years expiring on October 31, 2013. 500,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized and 50,000 options vested in equal quarterly installments over a period of 12 months from the date of grant.

On June 5, 2009, the Company granted options to acquire 1,600,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $0.25 with an exercisable term of five years expiring on June 4, 2014. 1,450,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized and 150,000 options vested in equal quarterly installments over a period of 12 months from the date of grant.

On September 9, 2009, the Company completed a private placement of 6,000,000 units of the Company at a price of $0.25 per unit for gross proceeds of $1,500,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until September 11, 2010 with a forced exercise provision attached to each warrant. Finders’ fees and legal fees in the amount of $53,523 were charged against share capital in connection with the private placement. Warrants were valued at $490,142. On August 13, 2010, the Company received an approval for the extension of the exercise period of these 6,000,000 outstanding share purchase warrants. Pursuant to the extension, the applicable exercise period was extended by one further year, from September 16, 2010 to September 16, 2011. The warrant exercise price of 40 cents per share remained the same. At the time of this report, all of the warrants expired without being exercised.

On September 7, 2010, the Company closed a private placement for total gross proceeds of $327,500. A total of 3,275,000 units of the Company were issued at a price of 10 cents per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common of the Company at a price of 20 cents per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant. The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering. Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $86,334.

During the year ended June 30, 2011, no warrants were exercised.

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise price of $0.55 with an exercisable term of five years expiring on October 15, 2014. Of these, 700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized. The remaining 50,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant, are now fully vested and resulted in additional stock based compensation of $23,044. During the year ended June 30, 2010, a total of 20,000 of these particular options were cancelled due to the departure of an employee, leaving a total of 730,000 options.

On January 12, 2011, the Company closed a private placement for total gross proceeds of $200,000. A total of 2,000,000 units of the Company were issued at a price of 10 cents per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of 20 cents per common share for a period of 24 months from the date of issuance of the purchase warrant with a forced exercise prevision attached to each warrant. The issuance with respect to the private placement will be subject to a hold period expiring on May 13, 2011. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

 During the year ended June 30, 2011, no options were exercised by the option holders.

Table No. 5

Capitalization and Indebtedness

As of June 30, 2011

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	63,996,799
Share Capital	7,921,708
Subscriptions Receivables	0
Contributed Surplus-Warrants	964,025
Contributed Surplus – Options	1,640,613
Retained Earnings (deficit)	11,592,848
Net Shareholders’ Equity	(1,066,502)
TOTAL CAPITALIZATION
Stock Options Outstanding (1):	2,880,000
Warrants Outstanding (2):	11,275,000
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1) See Table 11 for exercise prices and terms of these options.

(2) See Table 13 for exercise prices and terms of these warrants.

3.C.  Reasons for the Offer and Use of Proceeds

No disclosure necessary.

3.D.  Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company was started as a Capital Pool Company, has been operating its current business since November, 2003 and has had limited revenues during this time. Since its inception, the Company has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control products. The Company has also been engaged in a program of pre-clinical testing for registration of a number of therapeutic products with Health Canada and the FDA. This testing is costly and time consuming and the Company does not have sufficient funds to undertake all of the testing that is required to satisfy the requirements of these regulatory agencies. Accordingly, the Company requires outside funding to complete these tests. As funds are raised, they will be invested in the testing and the Company will continue to accumulate losses that are proportional to the funds raised and spent on testing. In addition, the Company launched a number of consumer and commercial products, described above, and established new sales and distribution agreements. Although sales of T36® Antiseptic Hand Sanitizer products were substantial during the last quarter of 2009, sales subsequently dropped to nearly zero for reasons discussed below in the commentary on the financial statements. As a result, future sales of the Company’s products are virtually impossible to predict.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce its products into new markets in Canada and internationally, pursue additional patent applications and regulatory approvals for the T36® technology, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange (“the Exchange”) and support the continued registration of its securities in the US, the Company expects to incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, testing and registration of therapeutic products, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable from the introduction and sale of new products, the Company plans to invest heavily in pre-clinical testing, clinical trials and registration of its therapeutic products and will need to raise significant amounts of new funding to complete these activities. Also, the Company may not be successful in generating significant revenues from therapeutic products in the future. Failure to generate more revenues could cause the Company to contract or go out of business. At the time of this report, the Company is insolvent because its liabilities are greater than its assets and trading in its shares have been halted due to a failure to file its audited annual statements on time. If the Company was forced to liquidate its assets, the value received would be less than what is shown on the balance sheet because the inventory is valued at cost, not selling price. In the future, it is likely that the inventory value will be reduced to reflect selling cost which will further decrease the value of the assets compared to liabilities. Also at the time of this report, the Company has insufficient funds to continue the production and sales of its products and will be unable to do so without securing further financing.

In order to undertake further financings, the Company is seeking to consolidate its shares

At the time of this report, the Company’s shares are halted due to a failure to file its annual reports on time and, prior to that, trading below the minimum level of $0.05 at which financings are permitted by the Exchange To facilitate future financings, the Company has proposed to consolidate it shares on the basis of up to 20 old shares being converted into 1 new share. If such a consolidation takes place, the number of shares held by existing shareholders will be reduced and could be significantly diluted as a result of future financings. Also, there is no assurance that the aggregate value of the shares after the consolidation will be equal to the aggregate value of the shares prior to the consolidation. Also, such a consolidation could lead to a loss of liquidity.

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

The Company does not have any contractual restrictions on its ability to enter into binding agreements and, accordingly, the Company could incur significant obligations to third parties including financial obligations. Any such obligations could restrict the Company’s operations and the Company might not be able to pay for its commitments. If the Company cannot meet its commitments, legal action could be taken against the Company. Any such actions could further restrict the Company’s ability to conduct its business or could cause the Company to go out of business.

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

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Peter Chen is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol, Dr. William F. McCoy and Eugene Hodgson are independent Directors. Dr. Allison, Mr. Chen and Mr. Hodgson are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with Terrance Owen and Peter Chen. The Company currently has no Directors and Officers insurance in place and, as a result, it is possible that some or all of the Directors may resign. If any or all Directors resign, there is no assurance that new Directors can be found to replace any directors who resign.

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

If the Company is unable to manufacture its products, there is a risk that customers will be lost and that the Company will be unable to regain these customer.

At the time of this report, the Company has insufficient funds to have some of its products manufactured and there are back orders for products that the Company may not be able to deliver. Customers may go to other suppliers to satisfy their needs and it is possible that the Company will not be able to regain these customers.

To meet its financial obligations, the Company may be required to divest itself of certain assets

Since the Company has insufficient funds to meet its financial obligations, it is possible that the Company may have to sell or provide rights to some or all of its assets.

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

The Company has limited experience in marketing and selling its products and the Company has no sales or marketing staff. The Company will have to expend substantial funds to promote and develop its products. The Company’s success in this regard will depend on the quality of its products and its ability to develop and implement an effective sales and marketing strategy. Failure to achieve the marketing objectives will have a material adverse effect on the Company and on its results of operations and financial condition.

Conflicts of interest may exist for Directors and Officers which may inhibit their ability to act in the best interests of the Company and its shareholders leading to possible impairment of the Company’s ability to achieve its business objectives.

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., since September, 2002 and a Director of this same company since September, 2006. Terrance Owen is also a Director of Fortunate Sun Mining Company Ltd. since October 19, 2011 and Pacific Arc Resources Ltd. since December 23, 2011. As a non-management Director and Officer of these companies, ,all of which are  listed on the TSX-Venture Exchange, Terrance Owen spends up to eight hours per month. Peter Chen is a Director and the CFO of Fortunate Sun Mining Company Ltd. and spends up to 5 hours per week on this company. Neither Peter Chen nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company at the time of this report, collectively own approximately 3.7% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

Government agencies, such as the EPA and the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products. To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenecity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirements for documentation are satisfied, the agencies can take an indeterminate amount of time to provide approvals for the Company to market its products. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration. There is no assurance that government agencies will accept for registration any of the Company’s products.

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

•

Acklands Granger International (“AGI”): A distributor of industrial, safety and fastener products with catalogue sales and 160 branches and 5 distribution centres across the country. Acklands-Grainger was the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games and is the Official Supplier of the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for industrial safety and material handling supplies.

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

Under the terms of the Agreement, API and Shapiro agree that neither Shapiro nor API will compete with the Company in any way. In the case of API, the Agreement expired after one year on November 13, 2004. In the case of Shapiro, the Agreement stays in place until January 31, 2012 which is a period of one year after his services for the Company came to an end. Competition, as defined in the Agreement, includes, but is not limited to, the solicitation of customers or the sale of any products or services that are in any way similar to those offered by the Company or inducement of any employees of the Company to leave the Company.

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

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	$1,500,000.00
Fiscal 2011	Private placement @ $0.10	3,275,000	$327,500
	Private placement @ $0.10	2,000,000	$200,000

4.B. Business Overview

The Company was established in order to develop and commercialize disinfectant products. The Company has called the disinfectant technology “T36®”. T36® is a mixture of ethanol, o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and other ingredients, including Nonoxynol-9 (“N-9”), water and, optionally, lemon or orange fragrances. All of these component chemicals are bio-degradable.

The Company has secured patents and has additional patents pending for the specific combination of these products although the ingredients are all common chemical compounds.

During its first five years, Company’s primary focus was on product development. In April, 2009, the Company completed a line of products that included T36® Disinfectant, T36® Antiseptic Hand Sanitizers and T36® Disinfectant Cleaner CONCENTRATE.

T36® Disinfectant

The Company’s first product, an Intermediate Level Disinfectant called “Viralex” and subsequently renamed “T36® Disinfectant”, was launched in September of 2001, prior to the acquisition of API. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada, (ii) dental clinics, and (iii) beauty and hair care salons and spas. T36® Disinfectant has been issued a Drug Identification Number (“DIN”) by Health Canada for its use on any hard, inanimate non-porous surfaces. This includes, but is not limited to, counter tops, cutting boards, sinks, tubs, scissors and other non-critical equipment used in beauty salons, spas,  dental offices, and medical clinics and equipment used by firefighters, police and paramedics. T36® Disinfectant is also permitted to be used in restaurants and other facilities where food is prepared.

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

The efficacy and toxicology studies described above, although completed some time ago, are still valuable assets of the Company because they are being used to support further regulatory approvals of the T36® formulation. For example, the studies were incorporated into the pre-IND package that was presented to the FDA on July 15, 2008 and into the pre-CTA (pre-Clinical Trial Application) that was presented to Health Canada on July 22, 2009. These studies were also included in the IND submission, described below, that was presented to the FDA on September 8, 2009 and, after receiving a response from the FDA, was re-submitted with additional information on January 4, 2010. The studies above will also be included in a CTA for Health Canada when it is submitted.

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

Products registered in Canada

The Company is also selling or in various stages of development of other products describe below. Unless otherwise indicated, the Company has not determined, for any of these products that are not already being sold, when or if manufacturing will be started, revenues will be realized, any further testing will be conducted or registrations will be pursued in any jurisdiction outside Canada. If any further testing or registrations are undertaken, it is not known how much time or funding such testing would require or how long it will take the regulatory bodies to approve the products for marketing by the Company or if the regulatory bodies will approve the products at all. There are active competitors that are already well established in the markets selected by the Company. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would, in turn, lead to reduced revenues.

•

T36 DisinfexTM Spray and Wipes: This product, formerly named, “Viralex”, then, “T36® Disinfectant”, has been re-named as, “T36 DisinfexTM”, and is manufactured and marketed as a liquid in 60, 480 and 4,000 ml bottles and as wipes in canisters.

•

T36 DisinfexTM Disinfectant Cleaner Wipes: This product has been recognized by Health Canada as being able to kill bacteria, fungi and viruses on hard surfaces within 10 minutes (compared to the 3 to 5 minute time for T36® Disinfectant). It has also passed internal company efficacy and cleaning testing. This product is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a disinfectant product that is as fast acting as T36® Disinfectant, but need a more economical product that also cleans surfaces. The Health Canada DIN for this product is 02272989. On July 17, 2008, the Company received DIN 02314134 for this same product but renamed to “T36 DisinfexTM Disinfectant Cleaner. As of the date of this report, this product has not been manufactured or sold.

•

T36® Disinfectant Cleaner CONCENTRATE: This product (DIN 02278820) is intended to be used at dilutions up the 1/64 for large scale applications, such as floors and walls and has been on the market since November, 2008.

•

T36® Antiseptic Hand Sanitizer Gel, Liquids and Wipes:  On July 23, 2008, the Company was issued DIN 02314320 for a new Antiseptic Hand Sanitizer Gel. This new DIN allowed the Company to sell its first product for human use. This product consists of 0.15% BZK in 70% ethanol and, unlike standard 62% ethanol hand sanitizers, has been demonstrated in testing conducted by ATS Labs in Eagan, MN to be effective against Norwalk-like viruses as announced by the Company in a news release dated January 30, 2009. In the testing, Feline Calicivirus was grown to a log10 titer of 6.5 and exposed to the product for up to 5 minutes. After 5 minutes, the Company’s product reduced the viral titer by 98.2%. The 62% ethanol product had no measurable effect in the same time period.

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

Testing has also shown that T36® Antiseptic Hand Sanitizer is effective against two new strains of antibiotic resistant bacteria that have taken genes from other bacteria that have the ability to digest nearly all antibiotics, including penicillin-like antibiotics that possess broad spectrum antibacterial properties and are typically used as a last resort. Such genetic “swapping” is common among bacteria and is a major cause of antibiotic resistance. The testing was conducted by Bioscience Laboratories, Inc. in Bozeman, MT as announced by the Company in a news release dated December 2, 2010 using clinical isolates. In this testing Escherichia coli, Extended-Spectrum Beta Lactamase, Carbapenemase-Producing and Klebsiella pneumoniae, KPC2 positive, Carbapenemase-Producing were grown to a log10 titer of 8.91 and 8.85, respectively and exposed to the Company’s product for up to 1 minute. The maximum measurable kill rate for E. coli was 99.99988%, a log10 reduction of 5.91 in 15 seconds and, for K. pneumoniae, 99.99986%, a log10 reduction of 5.85 also in 15 seconds.

The gel form of the T36® Antiseptic Hand Sanitizer is being sold in various sizes of bottles and provided in automatic dispensers. On January 2, 2009, DIN 02321424was issued for T36® The Liquid Antiseptic Hand Sanitizer. On January 24, 2009, DIN 02322153 was issued for T36® Antiseptic Hand Sanitizer Spray. Both of these products are manufactured in liquid form, rather than as a gel, for use  in spray bottles and automatic dispensers. On January 20, 2009, DIN 02321947 was issued for T36®Antiseptic Hand Sanitizer Wipes which incorporate the liquid forms of T36®Antiseptic Hand Sanitizer into wipes contained in canisters.

The following table summarizes the DIN”s and NPN’s that have been received from Health Canada.

DIN’s

02231344	11-Jun-97	T36 DisinfexTM
02278820	20-Jun-06	T36® Disinfectant Cleaner CONCENTRATE
02314134	18-Jul-08	T36® Disinfex Disinfectant Cleaner
02314320	23-Jul-08	T36® Antiseptic Hand Sanitizer
02321424	2-Jan-09	T36® The Liquid Antiseptic Hand Sanitizer
02321947	20-Jan-09	T36® The Wipe Antiseptic Hand Sanitizer
02322153	24-Jan-09	T36® Antiseptic Hand Sanitizer Spray
02322501	4-Feb-09	T36® Medicated Cleanser
02338521	30-Nov-09	Wahl Spray On Disinfectant

NPN’s

80014930	25-Nov-09	T36® Hs (Hand Sanitizer)
80026033	27-Jun-11	T36® 0.5% Hydrocortisone Ointment

Products registered in the US.

On February 12, 2010, the Company was registered with the FDA and received Data Universal Numbering System Number 206462025. On April 7, 2010, the company received National Drug Code (“NDC”) Labeler Code #52175 that allows the Company to sell OTC (“Over the Counter”) monograph products in the US. The “OTC monograph” refers to the “Tentative Final Monograph for OTC Healthcare Antiseptic Drug Products” published in the US Federal Register on June 17, 1994. This document describes antiseptic products that may be registered for sale in the US without further testing due to the known efficacy of the ingredients. This includes hand sanitizers that contain 60% to 95% ethanol. The Company has prepared a version of T36® Antiseptic Hand Sanitizer that contains 70% ethanol for the US market and is seeking distribution at this time.

The following table summarizes the NDC numbers for the Company products in the US.

NDC’s

Product Code	Package Code	Description
		T36® Antiseptic Hand Sanitizer Gel
111	11	15 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	12	30 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	13	60mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	14	240mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	15	354 mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	16	1 L T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
111	21	900 mL T36® Antiseptic Hand Sanitizer Dispenser Refill - AUTO
111	22	1L T36® Antiseptic Hand Sanitizer Dispenser Refill- MANUAL
		T36® Antiseptic Hand Sanitizer Liquid
112	11	15 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	12	30 mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	13	60mL T36® Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	14	240mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	15	354 mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	18	480 mL T36®Antiseptic Hand Sanitizer Lemon Scented with Aloe Vera
112	21	900 mL T36® Antiseptic Hand Sanitizer Dispenser Refill - AUTO
		T36® Antiseptic Hand Sanitizer Wipes
113	31	T36® “The Wipe” Antiseptic Hand Sanitizer Lemon Scented (35 Sheets)
113	32	T36® “The Wipe” Antiseptic Hand Sanitizer Lemon Scented (160 Wipes)

Product registrations in progress

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

•

“Professional Health Care Use” products are those which are indicated for use by individuals to reduce transient and/or resident organisms on the skin in a healthcare setting (such as hospitals, nursing homes, clinics, dental offices). Such products are to be used in accordance with applicable hospital protocols. Healthcare settings typically exhibit a higher presence of transient and nosocomial (“hospital acquired”) organisms than domestic or commercial institutions. As such there is an inherently higher safety risk to health if the product is not effective. Professional healthcare use antiseptics can be broken down into three categories as follows:

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

In-vitro studies

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

If there is little or no adsorption into or through the skin, the genotoxicity test described above and the carcinogenicity and reproductive toxicology tests described below may not be required since all of these effects rely on ingestion of an agent and T36® is a topical preparation. However, for completeness, descriptions of these tests are provided in the event they are required by the regulatory agencies.

Animal studies

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

Human studies

Single dose irritation study – To assess the safety of the T36® formulation, a single dose study must be conducted to determine if there is any irritation or adsorption of the product when used on human subjects.

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

To summarize, the following tests are required prior to clinical trials being conducted.

•

In-vitro studies

•

Time Kill EvaluationF

•

MIC (Minimum Inhibitory Concentration) EvaluationFH

•

Percutaneous Absorption and Cutaneous DispositionFH

•

Genotoxicity (May not be needed if there is little or no absorption) FH

•

Animal studies

•

Carcinogenicity (May not be needed if there is little or no absorption)F

•

Reproductive toxicology (May not be needed if there is little or no absorption) FH

•

Dermal irritation and dermal toxicityFH

•

Human studies

•

Single dose irritation studyFH

•

PhotosensitivityH

•

21-Day Cumulative Irritation Patch Test (“Irritation Test”)F

•

Multi-dose dermal irritationF

•

Sensitivity testFH

F Required by FDA

H Required by Health Canada

The “European Standards” or “EN’s” are protocols that have been established to ensure consistent testing methods of a wide variety of substances. The following tests will be required for registration of T36® products for use as antiseptic products.

Tests for hygenic handwashes and handrubs, and surgical scrubs

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

Accelerated therapeutic product strategy

Typically, a number of common skin conditions, from boils to pimples, scrapes and athlete’s foot, share two common characteristics:  the presence of an infective agent, such as a bacteria or fungus, and the body’s inflammatory response to it. A combination of the T36® formula and 0.5% hydrocortisone would address both issues in a single treatment, making the prescription or recommendation process easier for the physician and the application easier for the patient. At this time, there are few combinations of antiseptics with anti-inflammatories on the market and any such products may not be effective against all types of infections. For example, products that contain only antibiotics as the anti-infective agent may not be effective on fungi or on all types of bacteria. As described above, the Company is pursuing combinations of T36® with anti-inflammatories and other additives but the introduction of new therapeutic products can be a lengthy, expensive and uncertain process.

As a way to reduce time, costs and unpredictability and to accelerate the Company’s entry into the therapeutics market, the Company is pursuing a strategy that introduces Monograph products for topical use. In Canada, 0.5% hydrocortisone, a common anti-inflammatory product, described in the monograph, “Hydrocortisone Topical” published by Health Canada on January 22, 2007, can be sold as an OTC topical anti-inflammatory under a Natural Product Number (“NPN”). On September 8, 2011, the Company announced that NPN 80026033 had been issued for T36® 0.5% Hydrocortisone Ointment.

Separate products can be bundled in a single package with each product to be applied sequentially. For marketing, internet-based direct-to-consumer strategies can be pursued based on a number of premises:

•

The targeted conditions are extremely common.

•

Patients often seek out over-the-counter remedies for them, many of which are much less supported by data than either T36® products or 0.5% Hydrocortisone.

•

Anecdotal and credible evidence of benefits of this approach can be obtained and publicized.

•

Support of selected health care providers can be sought and published.

Plan of Operations

Anticipated Changes to Facilities/Employees

In October, 2010, the Company moved to 170 – 4320 Viking Way, Richmond, BC, Canada in order to consolidate its offices and warehouse facilities at one location. The lease expired on October 31, 2011 and the Company has moved its remaining inventory into a storage facility and is currently sharing office space at 1518 – 1030 West Georgia Street in Vancouver, BC, Canada. For the foreseeable future, this will remain as the physical location of the Company. On February 4, 2011, the Company signed a non-binding term sheet to purchase substantially all of the assets and undertakings of Seavan Health & Beauty Partnership (“Seavan”), which is located at 1339 Franklin Street, Vancouver, BC. Due to a lack of financing, it appears unlikely that this transaction will be completed but it has not yet been terminated.

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

Canada has a number of “Category IV” monographs. Under these monographs, products may be approved if they meet well-established criteria for minimum concentrations of active ingredients and meet certain labelling requirements. For example, T36® Disinfectant Cleaner CONCENTRATE and T36 DisinfexTM Disinfectant Cleaner had DIN’s issued for meeting the criteria in the monograph entitled, “Hard Surface Disinfectants”. The T36® Antiseptic Hand Sanitizer products received DIN’s for meeting the requirements of the monograph, “Antiseptic Skin Cleansers” and T36® 0.5% Hydrocortisone Ointment was provided with a NPN under the monograph, “Hydrocortisone Topical”.

Production facilities that manufacture an approved product with DIN’s must have an Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by of Health Canada. Norwood Packaging Ltd. (“Norwood”), Cosmaceutical Research Lab, Inc. and Seavan Health & Beauty Partnership which produce the Company’s products, all have Establishment Licenses. The Company’s agreement with Norwood, dated September 29, 2005 (Exhibit 4.b.) was terminated by mutual agreement on June 18, 2008 (Exhibit 4.l).

Health Canada’s Natural Health Products Directorate issues NPN’s. Facilities that manufacture products with NPN’s must have a Site License, also issued by Health Canada. All three of manufacturers that have been used by the Company maintain Site Licenses.

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

EPA

Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. The types or procedures and tests required for EPA approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies” ” in the section entitled “T36® Disinfectant” under “4.B.Company Development”.

FDA

Any products with therapeutic claims or intended for use on humans are regulated by the FDA. It is illegal to market and sell therapeutic products in the United States without FDA registration. At this time, the Company has completed certain pre-clinical testing to satisfy FDA requirements for registration of T36® as a skin antiseptic and for other uses. Protocols for the next round of testing have been submitted to the FDA for review. If these protocols are approved, the Company intends to proceed with this proposed testing and, ultimately, to obtain to registration of its therapeutic products with the FDA. The testing that has been done and that the Company intends to conduct is detailed above in the sections entitled “Testing for therapeutic indications” in the section titled, “4.B.Company Development”. The FDA has also published a number of monographs and, as in Canada, if proposed products meet the criteria defined by these monographs and the Company has a “National Drug Code Labeler Code”, a National Drug Code or “NDC” can be submitted for a product, such as the T36® Antiseptic Hand Sanitizer.

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

•

Field disinfecting test on general hard surfaces – General bacterial counts are first determined on table surfaces and the window frame surfaces, maintained at 19 to 21 oC, by taking sample swabs and culturing the bacteria. The same surfaces are then wiped with the disinfectant and sampled after a test time designated by the supplier of the disinfectant. The disinfectant must provide a average log10 reduction in bacterial population of 2.0 or more in this test.

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

On October 6, 2004, ALDA entered into an agreement with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”) to manufacture and distribute ALDA’s products in Fujian province in China. An agent acting on behalf of Fuzhou (“the Agent”) had the testing above completed and, on August 31, 2006, Fuzhou received a Certificate of Approval from the Fujian Centre of Disease Control for T36® Disinfectant. The registration of T36® Disinfectant in China was expanded beyond disinfection of inanimate objects, such as hospital equipment and instruments, to also allow external use on humans, including use as a first-aid antiseptic and hand sanitizer. The Certificate of Approval allowed the Agent to apply to the Chinese National Centre for Health Inspection and Supervision for approval to manufacture T36® Disinfectant for sale in China and for export. On April 19, 2007, a manufacturing certificate (Certificate of Approval (Health ID. No. 0109, “the Certificate”) was granted to the Agent in China for a period of four years from April 19, 2007 to April 18, 2011. It is reported to the Company that the Certificate has since been renewed for an additional 4 years to April 18, 2015.

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

ALDA, at ALDA’s discretion, will have the right to buy product from He-Yi. At the request of ALDA and with the authorization of ALDA, He-Yi agrees to direct ship ALDA’s products for ALDA, at ALDA’s expense, to anywhere in the world. As of the date of this report, the agreement remains in effect.

Seasonality

Historically, some seasonality has been observed with  the Company’s products as sales usually decline in the summer and over the Christmas period due to the general business slowdown resulting from customers being on holidays. The exception to this pattern occurred during the quarters ended December 31, 2009 and March 31, 2010 when sales of T36® Antiseptic Hand Sanitizer increased substantially due to the expected H1N1 pandemic, a general shortage of hand sanitizers on the market and withdrawal of certain competitors from the Canadian market as they focused on US demand for hand sanitizers.

Another reason for the higher sales during these period was the publicity and sales generated from the corporate sponsorship agreement (“the Sponsorship”) with the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (“VANOC”). Under the terms of the Sponsorship, the Company had the exclusive rights to be the Official Supplier in the Hand Sanitizer and Disinfectant Cleaning Products category for the 2010 Winter Games and rights to associate with the Canadian Olympic Team competing at the Vancouver 2010 Olympic Winter Games and the London 2012 Olympic Games through to December 31, 2012.

After March 31, 2010, sales returned to lower levels. This was primarily due to a lack of consumer interest in hand sanitizers compared to the high level of interest that was sparked by the expected H1N1 flu pandemic that did not meet the expectations of the World Health Organization (“WHO”) for virulence or severity. Sales were also hampered by delayed deliveries from the Company’s contract manufacturers which led to unfilled orders, backorders and reduced revenues. Normal seasonal fluctuations are now considered to be more likely in the future.

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

The Patent Cooperation Treaty (PCT) is an international patent law treaty established in 1970. It provides a unified procedure for filing patent applications to protect inventions in each of its Contracting States, which includes each jurisdiction specified below. A patent application filed under the PCT is called an “international application” or “PCT application”. A single filing of an international application is made with a Receiving Office (RO) in one language. It then results in a search being performed by an International Searching Authority (ISA), accompanied with a written opinion regarding the patentability of the invention which is the subject of the application. Optionally, this is followed by a preliminary examination, performed by an International Preliminary Examining Authority (IPEA). The PCT does not lead to the grant of an "international patent", which does not exist, but rather, national patent examinations that are handled by each relevant national or regional authority. For example, in Canada, the US, China, andAustralia, there are national patent offices whereas, in Europe, the European Patent Office handles the national phase for its member states.

API filed patent application #PCT/CA2002/001284, “A wide spectrum disinfectant”, on August 20, 2002. All rights to the patent application were transferred from API to the Company on completion of the Qualifying Transaction on November 13, 2003. A summary of subsequent events in each jurisdiction is presented below.

Canada

On February 18, 2005 the Canadian Intellectual Property Office (“CIPO”) received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO and the Company was advised that a response was required by October 8, 2009. On the advice of the Company’s patent lawyers, the Company decided to temporarily abandon the Canadian patent application to defer costs and the abandonment was deemed effective by CIPO on October 8, 2008. However, the patent application was reinstated and a response to the Office Action was submitted to CIPO prior to the revised deadline of October 8, 2009. On November 16, 2009, CIPO issued a Notice of Reinstatement to the Company. On June 29, 2010, CIPO issued a second Office Action which required a response by December 29, 2010. On August 17, 2010, the Company provided its response to the second Office Action. On April 6, 2011, the Company announced in a news release that the Canadian patent had been allowed.

European Union

On March 30, 2005 the PCT application was accepted for national examination by the European Patent Office (“EPO”) which assigned it Patent Application Number 02754054.1-2113. The countries covered by the European patent application are Austria, Belgium, Bulgaria, Switzerland, Cyprus, the Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain (the UK), Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, the Slovak Republic and Turkey. On May 18, 2005, the bibliographic data of the above-noted application was published in the European Patent Bulletin, under Publication No. 1530485. The resulting effect of such publication is that any possible infringer is deemed to have knowledge of the patent application without the Company having to formally inform them of this application’s existence. On October 18, 2006 the EPO provided the Company with an Office Action requesting further information on the patent application. The Company responded to the questions and received a second Office Action, dated September 5, 2007 from the EPO. This second Office Action requested that the Company provide certain additional information and to conduct certain experiments to support the claims that were made in the application. The Company completed both the literature research and the laboratory studies and, on December 19, 2008, submitted the response to the second Office Action to the EPO. A third Office Action, dated August 13, 2009, was provided to the Company by the EPO and a response from the Company was required by December 13, 2009. The Company requested and was granted a two month postponement. A response was submitted by the Company to the EPO prior to the new deadline of February 13, 2010. On October 28, 2010, the EPO provided another Office Action and a response was provided prior to the deadline of August 20, 2011.

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

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010. A third Office Action was received by the Company on February 1, 2011. The Company chose not to respond to this Office Action and abandoned this application.

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

Australia

Australian Patent #2002322916

On February 22, 2008, the Company announced that Australian Patent Number 2002322916 was issued by the Australia Patent Office. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022.

Australian Patent #2007237333

On March 2, 2010, the Company announced that Australian patent No. 2007237333 was issued by the Australian patent office. This new patent is a divisional patent of Australian patent No. 2002322916 that was issued on Jan. 10, 2008, and provides further protection for ALDA's T36® formulation until Aug. 20, 2022. The divisional patent includes claims to additional aspects of the T36 formulation, including the use of T36 as a component of a personal lubricant, in a method of preventing or reducing the transmission of sexually transmitted diseases, including herpes, chlamydia and the human immunodeficiency virus, and as a sanitizer or cleanser in the form of creams, ointments and wipes. The divisional patent also includes claims to methods of producing the T36.

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

The claims made in this particular PCT application were purposefully very broad. Accordingly, the examiner for ISA found a number of patents and other literature that, in the opinion of the examiner, represented prior art. At this time, the Company has submitted the application for National Examination. As the National Examiners provide their responses to the PCT application, the Company can respond by arguing against the opinions of the Examiners, or amending the claims.

USPTO Filing

The application was filed at the USPTO on September 17, 2010 assigned Serial No. 12/933,358 with an official filing date of March 20, 2008. On November 8, 2010 the Company was advised that the USPTO provided a “Notice of Missing Parts” and requested a response by December 20, 2010 On May 20, 2011, the Company filed the required information and amended claims.

EPO Filing

The above-noted application was filed at the EPO on October 20, 2010 and has been assigned Serial No. 08733640.0 with an official filing date of March 20, 2008. On November 5, 2010, the EPO provided notice that any claim amendments and the fees payable for the application were due on the non-extendable deadline of December 5, 2010. The claims and fees were submitted prior to that deadline.

CIPO Filing

Submission to CIPO has been postponed for up to one year.

At the time of writing, the Company has no assurance that any patents that have not yet been granted will be granted at all and, if any patents are granted, the Company cannot estimate when the patents will be granted or what claims will be allowed and protected, if any.

Trademarks:

In Canada, trademark applications are advertised in the Trade-marks Journal. For a period of two months after a trademark is advertised in this manner, opposition to the proposed trademark can be filed. If CIPO receives notification within the two month period that a statement of opposition is to be filed, an extension may be granted to allow the submission of a formal statement of opposition. If a statement of opposition is received by CIPO, the applicant is obliged to respond with a counter statement within one month. Such trademark disputes can delay the allowance of a trademark for years or prevent the trademark from being allowed at all. In Canada, trademark registrations are granted for an initial period of 15 years from the date of the registration after which the trademark may be renewed for further periods of 15 years.

In the United States, the Principal Register of the US Patent and Trademark Office (“USPTO”) conveys the important substantive rights that most people associate with federal registration and, as a result, it is the preferred method of federal trademark protection. Probably the most important benefit of placing a mark on the Principal Register is that anybody who later initiates use of the same or a confusingly similar trademark may be presumed by the courts to be a "willful infringer" and therefore liable for damages. In the US, for a trademark registration to remain valid, an Affidavit of Use (Section 8 Affidavit) must be filed: (1) between the fifth and sixth year following registration, and (2) within the year before the end of every ten-year period after the date of registration. The registrant may file the affidavit within a grace period of six months after the end of the sixth or tenth year, with payment of an additional fee. The registrant must also file a Section 9 renewal application within the year before the expiration date of a registration, or within a grace period of six months after the expiration date, with payment of an additional fee. Assuming that an Affidavit of Use is filed on time, registrations granted after November 16, 1989 have a 10-year term. This is also true for the renewal periods which have a 10-year term if the registration was granted on or after November 16, 1989.

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

“T36®”

The Company successfully trademarked “T36®” and the design of the T36® logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”, and in the United States as a Principal Register mark on November 2, 2004 (Registration No. 2898506) for a “pharmaceutical agent for use as an ingredient in disinfectants in liquid, spray, cream, ointment or gel for the prevention of infectious diseases”. Prior to November 2, 2010, the Company  requested and received a 6 month extension to April 2, 2011 to file the Affidavit of Use which was filed prior to April 2, 2011. On July 11, 2011, the Company was notified that the Declaration and Specimen of Use filed for T36® had been accepted by the United States Patent and Trademark Office. This registration remains in force and will be due for renewal on January 18, 2015.

“ALDA Pharmaceuticals” logo

The Company also successfully trademarked a logo on July 16, 2004 (Registration No. TMA615064) for “pharmaceutical preparations, namely anti-fungals, anti-infectives and anti-hypersensitives, vitamins and mineral supplements, and diagnostic reagents, for medical use” and in the United States on January 18, 2005 (Registration No. 2918352), also as a Principal Register mark for “pharmaceutical preparations, namely anti-fungals, anti-infectives and anti-hypersensitives, vitamins and mineral supplements, and diagnostic reagents, for medical use”. The trademark remains in force in Canada but is no longer used in Canada. An Affidavit of Use was not filed for this trademark in the US so  that particular trademark is considered to be abandoned in the US.

“ICEN®”

On November 2, 2009, “ICEN®” became a registered trademark of the Company in Canada (Registration No. TMA751,878) for “antiseptic preparations; personal disinfectant sprays; disinfectants for household, commercial and institutional use; disinfectant wipes; disinfectant cleaning preparations for household, commercial and institutional use”. At the time of this report, the trademark has not been used.

“T36 Disinfex®”

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

The Company does not have production facilities.

Principal markets and Potential Product Markets

Prior to the 2010 fiscal year, the Company’s sales have principally been to “First Responder” organizations, including ambulance, fire fighters and police forces in Canada, dental clinics and personal services establishments including hair salons and spas. During the quarters ended December 31, 2009 and March 31, 2010, sales increased substantially primarily due to retail sales of T36® Antiseptic Hand Sanitizer through pharmacy chains in Canada. During these two quarters, sales were driven by concerns about the possibility of a H1N1 pandemic. Also, certain major competitors withdrew from the Canadian market due to a shortage of supplies and focused on the US market which created a significant opportunity for the Company. Sales to VANOC also accounted for a significant increase during these two quarters. During the quarter ended June 30, 2010, sales of hand sanitizers decreased due to the passage of the flu season and the return of the competitors that had temporarily withdrawn from the Canadian market. Also, the expected H1N1 pandemic was not as serious as had been feared and consumers were no longer focused on the use of hand sanitizer products. It is not known if the interest will be rekindled as a new flu season approaches. As a result of these events, the Company retains a focus on the retail market as well as its traditional dental, personal services and first responders.

There are no reliable estimates of the size of the disinfectant, disinfectant cleaner or hand sanitizer markets in these particular segments.

At the time of this report, the Company is now selling its products to distributors that service commercial, academic, pharmaceutical, government, dental, medical and first responder markets in Canada only. At the time of this report, the Company’s Antiseptic Hand Sanitizer products are registered for sale in the US but no sales have been achieved yet in the US. The Company was investigating the sale of its products in other countries such as the UK, the EU, Australia, South Africa and India but currently has insufficient funds to pursue foreign sales. However, as detailed in Item 4.B., “Material Effects of Government Regulation”, the Company’s products must first receive regulatory approval in any new sales jurisdiction and obtaining this approval can be costly and time consuming. There is no guarantee that the Company will be able to obtain such approval and it is not possible to predict how long it would take to obtain such approvals.

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

Marketing, Distribution and Sales Channels

The Company does not directly sell its products to end users. The Company’s marketing, distribution and sales method has been to market its products to wholesalers of similar products who then market the products to end users. The Company has also sold its products through retail outlets such as pharmacies and grocery stores, as discussed above. Currently, the Company has no sales or marketing staff.

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

The Company primarily markets it products to distributors through its website, by telephone and e-mail, attending trade shows and distribution of promotional materials.

The current key accounts during the period of this report are described below. Except as noted, there are no contracts or oral agreements in place. Distributors place orders for products from the Company, and the Company ships the products from its warehouse in Richmond, BC, Canada or direct from the contract manufacturer via carriers approved by the Company or the customer. All product shipments are generally made FOB from the Company’s warehouse or other shipper and title passes to the customer upon the Company’s or customer’s carrier taking delivery of the product from the shipper. The Company may prepay all costs of transportation and insurance and the customer reimburses the Company for such expenses. The payment terms for products delivered to the customer by the Company are net cash in Canadian currency within 30 days.

1.

Acklands-Grainger Inc. (“AGI”) entered into a Supplier Agreement with the Company in October, 2009 and will distribute the Company’s products across Canada. AGI is Canada’s largest distributor of industrial, safety and fastener products with a comprehensive catalogue, 160 branches and 5 distribution centres across the country. Acklands-Grainger is the Official Supplier of the Vancouver 2010 Olympic Winter Games, Vancouver 2010 Paralympic Winter Games, the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for industrial safety and material handling supplies. AGI has been a distributor for two years.

2.

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

3.

Sinclair Dental Limited is a distributor to the dental market and, as of the date of this report, has been a customer of the Company for over 7 years.

4.

Product Distribution Centre (“PDC”) is a Crown Corporation of the Province of British Columbia, Canada, a distributor to the first responder market and, as of the date of this report, has been a customer of the Company for over 7 years.

5.

The Stevens Company Limited is a distributor to the scientific and medical markets and, as of the date of this report, has been a customer of the Company for over 7 years.

6.

VWR International is a distributor to the laboratory market and, as of the date of this report, has been a customer of the Company for over 7 years.

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

4.D. Property, Plant and Equipment

The Company had offices and a warehouse in Richmond, BC, Canada until the lease expired on October 31, 2011. The monthly lease payments were CDN$7,052 after tax per month.

The Company uses outside manufacturers for its production needs. On February 4, 2011, the Company signed a non-binding term sheet to purchase substantially all of the assets and undertakings of Seavan Health & Beauty Partnership (“Seavan”), which is operating a manufacturing facility in Vancouver in British Columbia with approvals to sell pharmaceutical, nutritional and personal care products in Canada and the United States. The proposed acquisition provides ALDA with the direct ability to manufacture its own T36® products, to continue the manufacture of Seavan’s own related product lines, which it will retain, and the capacity for future expansion. Pursuant to the term sheet, ALDA will pay $1-million in cash and, subject to applicable securities laws and the policies of the TSX Venture Exchange, issue three million common shares (subject to adjustment based on the average trading price of ALDA’s shares prior to closing). If this transaction is completed, Seavan will become a wholly owned subsidiary of the Company and will provide all of the Company’s manufacturing needs. At the time of this report, the Company is unable to complete this transaction due to a lack of funds.

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

5.A. Operating Results of the Company

Overview

Over the course of the Company’s operating history, the Company has secured the required government and regulatory approvals to market and sell T36® Disinfectant, Disinfectant Wipes, T36® Antiseptic Hand Sanitizer Gel, Spray and Wipes and T36® Disinfectant Cleaner CONCENTATE in Canada resulting in the sales described in Results of Operations below. To date, all of the Company’s sales have been solely in Canada which, while a developed industrial economy, is not a particularly large market relative to economies such as the United States, China or the European Union (“EU”). The Company has secured a National Drug Code (“NDC”) Labeler Code for hand sanitizer products in the US but has not yet sold products there. Registration of products in the EU is also being investigated. Although sales in Canada increased significantly during the 2010 fiscal year, much of the increase was due to public concern over the expected H1N1 pandemic. Due to increased material costs that resulted from a shortage of materials, higher sales costs and increased storage costs, gross margins declined from 20.4% in the 2009 fiscal year to 14.3%. The Company has always been reliant on third party manufacturers and this has impeded the ability of the Company to improve its margins and manage its inventories and has affected its competitiveness. During the 2011 fiscal year, sales of hand sanitizers collapsed and the global market conditions made financing unavailable or unattractive and the Company experienced a sever shortage of working capital. This has halted the Company’s quest to continue investing in clinical testing and registration of its therapeutic products in Canada, the EU and the US through Health Canada, the EMA and the FDA, respectively

To accomplish these goals now, the Company will need to raise significant amounts of new funding.

1.4

RESULTS OF OPERATIONS

Sales

From the sale of T36 Disinfex® and T36® Antiseptic Hand Sanitizer through its distributors to the first responder, dental, beauty, commercial and consumer markets, the Company recorded sales of $305,592 in 2011 compared to $1,459,686 in 2010 and $282,261 in 2009.

Prior to the 2010 fiscal year, any differences in sales revenue were partly due to the timing differences in ordering and invoicing except that sales were slower in the summer and over the Christmas period. No significant quarterly variation in sales occurred until the quarters ended December 31, 2009 and March 31, 2010. During these two quarters, certain major competitors withdrew from the Canadian market due to a shortage of supplies and focused on the US market. This created a significant opportunity for the Company which led to the increased sales during the 2010 fiscal year. Sales to VANOC also accounted for a significant increase during these two quarters. New competitors appeared during the periods of highest concern about H1N1 but it was reported to the Company that some of these companies offering products did not have DIN’s and were not legitimate suppliers. These suppliers have now likely disappeared. During the quarter ended June 30, 2011, sales of hand sanitizers decreased due to the passage of the flu season and the return of the competitors that had temporarily withdrawn from the Canadian market Also, the expected H1N1 pandemic was not as serious as had been feared and consumers were no longer focused on the use of hand sanitizer products. Sales of hand sanitation products declined precipitously and, at the date of this report, no new interest has been observed even as a new flu season approaches. Also, the Company’s customers have reported being overstocked on hand sanitizer inventories and do not expect to be re-ordering such products until 2012. If any customers do require hand sanitizers, they may not choose the Company products due to a the expiry of all hand sanitizer products in December, 2012 and January, 2013. Further, the Company vacated its warehouse after the lease expired on October 31, 2011 and now has no facility that meets Good Manufacturing Practices (“GMP”) requirements. As a consequence, its Drug Establishment License (“DEL”), is suspended and, if the Company distributes any hand sanitizer products, it could face a recall order from Health Canada.

The Company relies heavily on its current distributors to sell T36® products to end users.  In general, sales to four or five major customers account for approximately two thirds of the total sales. The loss of any or all of these customers would have a significant and negative effect on the Company.

Cost of Sales

For the year ended June 30, 2011, 2010 and 2009, the cost of sales incurred was $255,889, $1,250,439 and $224,687 representing 83.74%, 85.7% and 79.5% of total sales, respectively. Cost of sales includes the direct costs of the inventory sold during the period plus sales costs, warehousing costs, shipping and handling charges. The higher cost of sales in actual terms during the year ended June 30, 2011 was due to the five-fold increase in sales compared to the 2009 fiscal year. The percentage increase was primarily due to an increase in cost of raw materials, particularly ethanol and supplies such as bottles, dispensers and dispenser stands which were in short supply when needed and greater transportation, warehousing, handling, and sales costs. At the Company’s location in Richmond, BC, office and warehouse space were combined to conserve costs and maintain control over inventories which had previously been located with third party storage facilities. On October 31, 2011, the Company’s lease for the warehouse expired and the Company eliminated most of its inventory and wrote it off. The Company is now occupying temporary offices. During 2011, costs rose and margins were reduced due to a change to a smaller manufacturer that delivered products on a more timely basis than the previous manufacturer but charged more per unit.

Gross (Loss)/ Profit

For the year ended June 30, 2011, 2009 and 2008, the Company recorded a gross profit of $49,703, $209,247 and $57,574, respectively. Gross profit increased in actual terms in the fiscal year ended June 30, 2010 due to the increase in sales but declined in percentage terms due to increases in the cost of production, transportation, warehousing and sales as described above in the preceding paragraph, “Cost of Sales”. For 2011, gross loss was adversely affected by the higher cost of manufacturing provided by the smaller facility and the one time inventory write off as mentioned above.

Advertising and Promotion

The increase in advertising and promotion costs to $2,638,384 during the 2010 fiscal year was due to payments to VANOC for the Sponsorship, advertising associated with the Sponsorship and the preparation of new product brochures and other new marketing materials. Despite the decline in sales during 2011, advertising and promotion costs of $479,026 were still relatively high due to prepaid expenses associated with the Sponsorship, samples of products that were provided to prospective customers and printing of marketing materials.

Conference

Conference costs were $3,509, $19,960 and $10,563 for the year ended June 30, 2011, 2010 and 2009, respectively. The conference costs were higher in the year ended June 30, 2010 than in 2009 due to attendance by company representatives at trade shows such as the annual meeting of the Ontario Dental Association and meetings organized by distributors which allowed the Company to introduce its products to sales and marketing representatives of the distributors. In 2011, conference costs were reduced to conserve cash.

Consulting

Consulting fees for the year ended June 30, 2011, 2010 and 2009 were $368,575, $579,632 and $567,144, respectively. Options were granted during the 2009 fiscal year led to non-cash stock-based compensation expenses of $ 138,284. During the 2010 fiscal year $115,225 non-cash stock-based compensation was recognized for consultants. In 2011, no non-cash stock-based compensation was recognized. Details of the non-cash stock-based compensation provided by the Company are provided in Note 7(b) of the accompanying financial statements. In addition to the non-cash stock-based compensation provided to consultants, $324,000 was paid to executives of the Company in 2011, $350,000 in 2010 and $329,208 in 2009 in remuneration for their services to the Company. In 2011, $324,000 was booked as an expense with $146,000 unpaid to the executives of the Company who are deferring their compensation until additional financing is secured. Information on related party transactions is provided in Note 12 of the consolidated financial statements. In addition, the consulting fees included fees paid to third party consultants to carry out ongoing projects including branding, marketing, and product development.

Investor Relations

Investor relations activities amounted to $88,073, $ 116,503 and $132,103 for the year ended June 30, 2011, 2010 and 2009, respectively. Freeform Communications, Inc. (“Freeform”) was paid a total of $70,910, $70,000 and $48,000 for their services to the Company for the year ended June 30, 2011, 2011, 2009, respectively. As of June 30, 2011, Freeform had deferred $11,000 of its payments until further financing is secured. Included in this category for the year ended June 30, 2011, 2010 and 2009 was non-cash stock-based compensation of $11,522, $32,964 and $73,859, respectively, for various options granted to Freeform and fees of $5,641, $13,539 and $9,954 paid to Marketwire for the dissemination of news releases. The only material changes in investor relations costs were the differences in non-cash stock-based compensation.

Legal and Accounting Fees

Legal and accounting fees did not change in a material way in 2009 or 2010 and were $61,481 and $72,537, respectively. In 2011, legal and accounting fees of $42,198 were lower due to relatively less legal work being required. Legal fees incurred in the periods generally consist of advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, the preparation of documentation required for private placements and attending to the closing of the private placements. Accounting fees consisted of consultation fees, auditing of the Company’s annual financial statements.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2011, 2010 and 2009 were $76,524, $223,263 and $189,556, respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred. Costs in this category include continuation of patent applications, ongoing registration of “T36 Disinfex” as a trademark in Canada, testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products. During the 2010 fiscal year, the Company completed an IND application that was submitted to the FDA for consideration. This led to the increased costs compared the 2009 fiscal year. During the 2011 year, costs were lower due to less activity in product registration, development and patenting.

Wages and Benefits

Wages and benefits were $237,395, $445,484 and $209,946 for the year ended June 30, 2011, 2010 and 2009. Costs in this category include the wages paid for accounting and administrative assistance and to sales, marketing and warehouse staff. New sales staff was hired during the 2010 fiscal year, leading to the increase in wage and benefit costs. Non-cash stock-based compensation expenses of $207,405 were recognized for employees during the 2010 fiscal year compared to $124,695 for the year ended June 30, 2009.

Loss and Comprehensive Loss for the Year

The Company continued to have losses from operations of $1,875,565, $3,992,659 and $1,183,009 for the year ended June 30, 2011, 2011, 2009, respectively. Expenses of $336,838 in non-cash stock-based compensation expenses were recognized in the 2009 fiscal year. In the 2010 fiscal year, non-cash stock-based compensation of $355,594 was similar to that of the 2009 fiscal year. In 2011, non-cash stock-based compensation was $11,522. The details of non-cash stock-based compensation are disclosed in Note 7(b) and in the Consolidated Statements of Cash Flows in the audited consolidated financial statements. Additional non-cash expenses in 2011 were $24,600 from revaluation of warrants and $431,369 from writing down inventory.

As discussed above, the significantly higher loss incurred during the 2010 fiscal year was primarily due to payments to VANOC for the Sponsorship. The commitment to VANOC for the Sponsorship continues through to June 30, 2012. Sales are not yet sufficient to cover all of the expenditures of the Company. Product registration and development costs remain higher than revenues due to patenting costs, the employment of independent consultants to assist with satisfying the requirements of the FDA, EMA and Health Canada, to evaluate the potential applications and development of the Company’s T36® technology and to determine the regulatory pathways to commercialization.

5. B. Liquidity and capital resources

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

Capital resources

During the year ended June 30, 2011, no warrants and options were exercised

On January 12, 2011, the Company completed a private placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until January 12, 2013 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.40 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

On September 7, 2010, the Company completed a private placement of 3,275,000 units of the Company at a price of $0.10 per unit for gross proceeds of $327,500. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.20 per share until September 7, 2012 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.40 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days. Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

On September 9, 2009, the Company completed a private placement of 6,000,000 units of the Company at a price of $0.25 per unit for gross proceeds of $1,500,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.40 per share until September 11, 2010 with a forced exercise provision attached to each warrant providing that if, for ten consecutive trading days, the closing price of the listed shares of the Company exceeds $0.80 then the exercise period of the warrants will be reduced to a period of 10 days following such trading days. Finders’ fees and legal fees in the amount of $53,523 were charged against share capital in connection with the private placement. On August 13, 2010, the TSX Venture Exchange accepted the extension of the warrants by the Company to September 16, 2011 at the same price and with the same forced conversion conditions. At the time of this report, the warrants expired and none were exercised.

On October 15, 2009, the Company granted options to acquire 750,000 common shares of the Company to directors, consultants, officers, employees and investor relations. The options have an exercise of $0.55 with an exercisable term of five years expiring on October 15, 2014. Of these, 700,000 options vested immediately with an estimate fair value of $0.46 per share resulting $324,935 in stock based compensation expense being recognized. The remaining 50,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant. No options were granted during the 2010 or 2011 fiscal years. However, during the year ended June 30, 2010, options granted to a consultant and an employee to acquire a total of 270,000 common shares of the Company were cancelled due to the termination of the consultant and the departure of an employee.

As at June 30, 2011, the Company had 63,996,799 outstanding common shares and a total of 11,275,000 outstanding warrants exercisable at an exercise price of $0.20 or at $0.40 if there is a forced conversion before the date of expiration. The outstanding stock options as at June 30, 2011 were 2,880,000 at an exercise price range of $0.20 to $0.55 per option. Upon the exercise of outstanding warrants and exercisable options, the Company will have fully diluted outstanding common shares of 78,151,799,

At the time of this report, the Company does not have sufficient working capital to pursue its development plans. There can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. There is no assurance that additional funding will be made available to the Company to fulfill its business objectives. In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to manufacture its products and establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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

Changes in Significant Accounting Policies

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

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2011 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

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

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the changeover for all Canadian Publicly Accountable Enterprises (“PAEs”) to adopt International Financial Reporting Standards (“IFRS”), replacing Canadian GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS. The Company’s first set of filing prepared under IFRS will be the unaudited interim financial statements for the quarter ending September 30, 2011, including comparative IFRS financial information for the quarter ending September 30, 2010, an opening balance sheet as at July 1, 2010 and full disclosure of all new IFRS polices. The first annual IFRS financial statements will be for the year ending June 30, 2012 with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statement of operations for the year ended June 30, 2011, as well as conversion adjustments and reconciliations for the year ending June 30, 2011.

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

The Diagnostic and Scoping phase requires the Company to assess the key accounting policies and financial systems that would be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked to the degree of impact on our financial reporting and the overall complexity of the conversion effort. During the year, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure.

The Planning, Analysis and Design phase requires the Company to prepare detailed analysis of the major differences between GAAP and IFRS applicable to the Company, decisions on accounting policy choices where applicable, a review of the information technology systems and determining the impact of the conversion on the business activities and internal control environment. During the quarter ended June 30, 2011, the Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies, the consideration of options available including the application of IFRS-1- First-time adoption of International Financial Reporting Standard for an entity’s initial adoption of IFRS. Key management has been trained throughout the convergence period. Current accounting program used is sufficient enough to support requirements of IFRS policy and reporting. We expect minimal changes to our internal control over financial reporting and disclosure controls and procedures upon transition to IFRS.

The Implementation and Transition phase requires the Company to fully execute the necessary changes to the information technology systems, and the internal controls and development of the financial statement presentation and disclosures in accordance with the management’s accounting choices of IFRS. The Company is currently implementing the identified changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting. The Company does not expect any significant impact on its business processes, financial systems, disclosure controls and internal controls over financial reporting as a result of change to IFRS.

The Company’s adoption of IFRS will require the application of IFRS-1 First-time adoption of International Financial Reporting Standard (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company will elect on transition date: (1) Fixed assets: The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company will not utilize this election; (2) Financial instruments: The adopter may elect to reclassify a financial instrument as an available for sale, or as a financial asset or financial liability as at fair value through profit or loss, at the date of transition to IFRS, provided the asset or liability meets certain criteria. The Company will keep the same classification of its financial instruments.

The adoption of IFRS will result in some changes to the Company’s existing accounting policies currently prepared in accordance to Canadian GAAP. During the evaluation process, the Company has prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines. To date, the Company has identified a number of differences between Canadian GAAP and IFRS and potential changes to its existing accounting policies in key areas that will likely affect the Company’s financial reporting. Set out below are selected key areas of accounting differences where changes in accounting policies in conversion to IFRS may impact the Company’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences the Company currently believes to be most significant.

Presentation of Financial Statement (IAS 1)

Financial statement presentation is addressed in conjunction with the related IFRS standards. Certain additional disclosures will be required in the notes to the financial statements and the statement of operations will be modified to reflect either a presentation by nature or by function. The Company is currently working on preliminary IFRS financial statements in accordance with IAS 1.

Property, plant and equipment (IAS 16)

Property, Plant & Equipment under IAS 16 and Canadian GAAP contain the same basic principles, however there are some differences. IFRS require that significant parts of an asset be depreciated separately and that depreciation commences when the asset is available for use. IFRS also permit property, plant and equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for its property, plant and equipment. The Company will continue to measure its property, plant and equipment at amortized cost.

Impairment of assets (IAS 36)

Under Canadian GAAP, the impairment test for assets or asset groups is a two-step process. The first step involves comparing undiscounted future cash flows of an asset or asset group to the carrying value. If the undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is calculated as the difference between the asset or asset group discounted future cash flows, and its carrying amount. Impairments under IAS 36 only require a one-step impairment test. Using this test, the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount, which is the higher of fair value less costs to sell, and value-in-use, which involves discounted future cash flows. Also, unlike Canadian GAAP, IFRS require impairment charges to be reversed when circumstances indicate that the impairment no longer exists. The Company does not believe this will impact its financial results.

Share-based compensation (IFRS 2)

Stock-based compensation – IFRS 1 encourages, but does not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Company is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

Revenue (IAS 18)

The current general principles for revenue recognition are very similar between IFRS and Canadian GAAP. We do not expect any significant quantitative differences to exist in all aspects of Canadian GAAP revenue recognition upon the adoption of IFRS.

Estimates: IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

5.C. Research and development, patents and licenses etc.

The Company’s policy is to contract out product testing to GMP-qualified laboratories in the US and Canada that are registered with the FDA and Health Canada. For regulatory submissions, the Company  employs the services of consultants who have expertise in domestic and international regulatory matters to make the required submissions to the regulatory agencies, such as the FDA and Health Canada. For its patenting and trade marking activities, the Company uses the services of independent intellectual property lawyers. The Company also relies on its own management to determine the strategies for these activities, to undertake literature research and to advise the outside consultants on their mandates.

For the last three years, the Company’s general R&D policy has been to:

•

pursue the registration of its therapeutic products in the US and Canada,

•

undertake testing of the effectiveness of its products against infectious organisms and

•

pursue and maintain patents and trademarks on the T36® technology

Registration of therapeutic products

•

FDA – As discussed in more detail above, the Company has completed a number of in-vitro tests and has compiled an extensive information file on the T36® technology and its individual components based on these tests and literature research. This was presented to the FDA in the form of a preliminary Investigational New Drug (“pre-IND”) application prior to a meeting with the FDA on July 15, 2008 to determine what further work is required to have a number of the T36® products approved for topical use on humans. From this meeting and subsequent correspondence with the FDA, an IND submission, was presented to the FDA on September 8, 2009. After receiving a response from the FDA, additional information was submitted to the agency on January 4, 2010. From the meeting and these submissions, a program of testing has been developed and is described in more detail above. A summary of these tests is presented below.

•

Health Canada – On July 22, 2009 a meeting was held with officials of Health Canada to discuss a preliminary Clinical Trial Application (“Pre-CTA) application that had been previously submitted in order to determine what further work was required before clinical trials with the T36® technology could be started. The tests required by Health Canada are summarized below.

Required testing

•

In-vitro studies

•

Time Kill EvaluationF

•

MIC (Minimum Inhibitory Concentration) EvaluationFH

•

Percutaneous Absorption and Cutaneous DispositionFH

•

Genotoxicity (May not be needed if there is little or no absorption) FH

•

Animal studies

•

Carcinogenicity (May not be needed if there is little or no absorption)F

•

Reproductive toxicology (May not be needed if there is little or no absorption) FH

•

Dermal irritation and dermal toxicityFH

•

Human studies

•

Single dose irritation studyFH

•

PhotosensitivityH

•

21-Day Cumulative Irritation Patch Test (“Irritation Test”)F

•

Multi-dose dermal irritationF

•

Sensitivity testFH

F Required by FDA

H Required by Health Canada

The Company’s policy is to conduct the tests above when funding is available. On completion, or sooner as allowed by the regulatory agencies, the “European Standard” tests will be conduct for hygienic hand rubs and hand washes and surgical scrubs. For treatments of topical infections, such as athlete’s foot, and for vulvovaginal infections, the more rigourous Phase I through Phase III clinical trials will be conducted when funding is available.

Product testing

The Company’s R&D policy also includes testing of its products on infectious organisms that are of particular interest to the healthcare community or are recent mutations of existing species. Over time, such testing has been conducted on MRSA, Norwalk-like virus, H1N1 and new antibiotic-resistant strains of  Escherichia coli and Klebsiella pneumoniae. As new micro-organisms of interest receive attention from the media or the medical community, testing will be considered and arranged if deemed to be worthwhile. Generally, such testing is completed for informational purposes only or to support the registrations that are in progress and cannot be used to make additional claims on existing products. To make claims for specific infectious organisms requires a level of testing that is very expensive and not considered to be a priority for the disinfectant or antiseptic hand sanitizer products.

Patents and trademarks

As discussed in more detail above, the patents issued and pending for the T36® technology are as follows:

Issued

•

US - #7,338,927 and #7,560,422

•

Australia - #2002322916 and #2007237333

•

China - #ZL02829642.7

Pending

•

Europe - Patent Applications #02754054.1-2113 and #08733640.0

•

Canada - Patent Application #2,495,938

•

US - Patent Application #20110212933

Expenditures on these activities are as follows for each fiscal year ended June 30.

•

2008

$505,339

•

2009

$289,208

•

2010

$337,670

•

2011

$114,277

At the time of this report, he Company does not presently have sufficient working capital to fund all of the activities described above and will need to undertake further financings to secure the funds required. If such finds are not available under terms acceptable to the Company it is possible that no further funds will be raised and these activities will have to be curtailed accordingly. If the Company is unable to raise all or even any of the funds required for these activities, it is possible that sales will decline and that product development and intellectual property protection will not proceed as planned. Delays in product development and patenting could have an adverse effect on the future of the Company by delaying product introductions and allowing competitors to gain market share at the expense of the Company.

5.D.  Trend information

Usually, the major trend affecting the Company is the seasonal concerns that are raised through the fall and winter over flu and colds. This seasonal affect was greatly exaggerated in the 2010 fiscal year when the World Health Organization (“WHO”) declared H1N1 to be a “Level Six” pandemic. This action by the WHO has contributed to the awareness and perception that there is a growing need or demand for products similar to those the Company produces. This resulted in substantial growth in the market for disinfectant products, in particular, consumer products which are effective against infectious microorganisms during the fall and winter of 2009 and 2010. As discussed elsewhere in this report, there was a nearly total collapse of the market for hand sanitizers in Canada and sales have not yet recovered from that low point. As a result, the seasonal effects of the market for the Company’s products were greater than usual. It is not known at this time when the market for hand sanitation products will recover or if it will at all. Clearly, reliable predictions of future revenues are not possible at this time.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2011 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Terrance Owen	65	President, CEO and Director	Bi-optic Ventures Inc.	Secretary and Director
Peter Chen	49	Secretary, CFO and Director	None	n/a
Eugene Hodgson*	55	Director	Timmins Gold Corp.	Director
Linda Allison	64	Director	None	n/a
Ronald Zokol	62	Director	None	n/a
William McCoy	56	Director	None	n/a

*On December 15, Mr. Hodgson resigned from the Board of Directors for personal reasons.

o

Terrance Owen – President, CEO and Director:  B.Sc. (Honours), University of Victoria, 1968; M.Sc., Biology, UNB, 1970; Ph.D., UBC, 1974, M.B.A., SFU, 1991; President, CEO, Director and co-founder of the Company  since 2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, 1980 2002; President, Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, 1995 to 1998; Secretary of Bi-optic Ventures Inc. a company listed on the TSX Venture Exchange since September, 2002; Director of Bi-Optic Ventures Inc. since September, 2006; Director of Fortunate Sun Mining Company Ltd. since October 19, 2011 and a Director of Pacific Arc Resources Ltd. since Devember 23, 2011.

o

Peter Chen – Secretary, CFO and Director:  Diploma in Accounting, Douglas College, 1993; self-employed financial consultant, 1993 to 2003; CFO, Prospect Point Exploration & Management Services Ltd., a private company providing mineral exploration consulting services, 2000 to 2003; President of Canadian Mineral Exploration Managing Consultants Inc., a private company providing mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, 1997 to 2000 and CFO. 1994 to 2000; Director of the Douglas College Foundation, 2004 to 2007; co-founder of the Company and CFO since its inception in May, 2000 and Director of Fortunate Sun Mining Company Ltd. since October 19, 2011.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2011 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Terrance G. Owen, Chief Executive Officer (1)	2011 2010 2009 2008 2007	Nil Nil Nil Nil Nil	Nil $13,000 Nil Nil Nil	$ 180,000 $ 180,000 $ 180,000 $ 150,000 $ 60,000	Nil 125,000 350,000 400,000 550,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Peter Chen, Chief Financial Officer (2)	2011 2010 2009 2008 2007	Nil Nil Nil Nil Nil	Nil $13,000 Nil Nil Nil	$ 144,000 $ 144,000 $ 144,000 $ 120,000 $ 60,000	Nil 125,000 350,000 400,000 550,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

(1)

Consulting/management fees (“other annual compensation” of $180,000, $180,000, $180,000, $150,000 and $60,000 in 2011, 2010, 2009, 2008 and 2007, respectively) were paid to a management consulting company owned by Terrance Owen;

(2)

Consulting/management fees (“other annual compensation of  $144,000, $144,000, $44,000, $120,000 and $60,000 in 2011, 2010, 2009, 2008 and 2007, respectively) were paid to a management consulting company owned by Peter Chen.

(3)

Discretionary bonus paid to Terrance Owen and Peter Chen or companies owned/controlled by Terrance Owen and Peter Chen.

Table No. 8

Stock Option Grants to directors and officers in Fiscal 2009 Ended June 30, 2009,

Fiscal 2010 Ended June 30, 2010 and Fiscal 2011 Ended June 30, 2011

Name	Number of Options Granted	% Of Total Options Granted in Fiscal Year	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant (1)
Terrance Owen	100,000 250,000 125,000	4.65 11.63 17.12	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$8,862 $32,044 $57,612
Peter Chen	100,000 250,000 125,000	4.65 11.63 17.12	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$8,862 $32,044 $57,612
Linda Allison	50,000 150,000 50,000	2.33 6.98 6.85	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045
William McCoy	50,000 150,000 50,000	2.33 6.98 6.85	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045
Eugene Hodgson	50,000 150,000 50,000	2.33 6.98 6.85	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045
Ron Zokol	50,000 150,000 50,000	2.33 6.98 6.85	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045

(1) See Notes 7.(b)(i), (ii) and (iv)of the accompanying financial statements for the year ended June 30, 2011.

The following table gives certain information concerning stock option exercises during Fiscal 2011 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the fiscal year ended June 30, 2011, no options were granted. During the fiscal year ended June 30, 2010, a total of 750,000 were granted and 20,000 options were subsequently cancelled due to the departure of an employee. Table 8 excludes 280,000 share purchase options granted to non-officer and non-director employees, which were granted on October 15, 2009 at an exercise price of $0.55 and have a term of 5 years from the date of grant. During the fiscal year ended June 30, 2009, a total of 2,150,000 stock options were granted and 1,830,000 were exercised. Table 8 excludes 650,000 share purchase options granted to non-officer and non-director employees, which were granted on October 31, 2008 and June 4, 2009 at an exercise price of $0.20 to $0.25, respectively, and have a term of 5 years from the date of grant.

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

6.C. Board Practices

6.C.1. Terms of Office.

At every Annual General Meeting of the Company, the Directors are elected by the shareholders and serve as Directors until the next Annual General Meeting is held.

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Peter Chen (the Company’s CFO), Eugene Hodgson (non-management Director) and Linda Allison (non-management Director). The Audit Committee met four times during the year ended June 30, 2011 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D. Employees

As of the date of this report, the Company had no employees except for the two Officers, President & CEO, Terrance Owen and CFO, Peter Chen, who were employed through contracts with their respective companies. On June 30, 2011, the Company had 3 full-time employees and 2 part-time employees. The Senior Accountant provided accounting services, administrative assistance and inside sales support. Two Account Executives were responsible for introducing the Company’s products to prospective customers and supporting the requirements of existing customers. A part time Administrative Assistant and a part-time Warehouseman were also employed. The Company retains independent consultants to assist with marketing, investor relations and regulatory matters, as required.

6.E. Share Ownership

Table No. 10 lists, as of June 30, 2011, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from June 30, 2011
Common	Terrance Owen	1,638,500	2.56%	1,545,000
Common	Linda Allison	338,000	0.53%	550,000
Common	Peter Chen	767,858	1.20%	925,000
Common	Eugene Hodgson	67,500	0.11%	250,000
Common	Ronald Zokol	305,000	0.48%	355,000
Common	William McCoy	72,500	0.11%	272,500
	Total Directors/Management	3,189,358	4.99%	3,897,500

 (1) Based on 63,996,799 outstanding as of June 30, 2011

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan was filed with the 2005 Form 20-F as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on December 10, 2011. A copy of the amended Stock Option Plan is provided as Exhibit 4.m. It will remain in effect until the next Annual General Meeting of Shareholders.

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

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 11 as of June 30, 2011, as well as the number of options granted to them. There are outstanding stock options granted to consultants, scientific advisors and investor relations.

Table No. 11

Stock Options Outstanding

Directors and Officers	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	100,000 250,000 125,000	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Peter Chen	100,000 250,000 125,000	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Linda Allison	50,000 150,000 50,000	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
William McCoy	50,000 150,000 50,000	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Eugene Hodgson	50,000 150,000 50,000	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Ron Zokol	50,000 150,000 50,000	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
TOTAL	1,950,000

Table No. 11 (cont’d)

Stock Options Outstanding

Employees and Others	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Allan Shapiro	100,000 150,000	$0.20 $0.25	10/31/2008 06/04/2009	10/31/2013 06/04/2014
Eric Lam	50,000 200,000 80,000	$0.20 $0.25 $0.55	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Tracy Haubrich	20,000	$0.55	10/15/2009	10/15/2014
Diane Mann	130,000	$0.55	10/15/2009	10/15/2014
Freeform Communications	150,000 50,000	$0.25 $0.55	06/04/2009 10/15/2009	06/04/2014 10/15/2014
Total consultants, scientific advisors, employees and investor relations	930,000
Total Outstanding	2,880,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2011, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of June 30, 2011, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

Name	Number of Common Shares, Warrants and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2011 (1)	Options and warrants exercisable in 60 days
N/A	N/A	N/A	N/A

(1) Based on 63,996,799 shares outstanding

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

7.A.2. Canadian Share Ownership.

On June 30, 2011, the Company’s shareholders’ list showed 63,996,799 common shares outstanding and 368 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 31 holders of record  resident in Canada, holding 63,352,450 common shares; 2 holders of record resident in the USA, holding 24,000 common shares and 3 holders of record resident elsewhere holding 620,349 common shares.

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

During the year ended June 30, 2011, the Company was invoiced for consulting fees of $324,000 (2011: $350,000; 2009: $329,208) from companies controlled by directors of the Company. The Company paid $178,000 (2010: $350,000; 2009: $329,208). The remainder, $146,000 for 2011 (2010: $NIL; 2009: $NIL) will be paid when sufficient financing becomes available.

During the year ended June 30, 2011, the Company paid $9,572 (2010: $38,259; 2009: $26,320) to a company controlled by a director of the Company. On October 13, 2011, the company moved from the premises owned by the director as a result of the corporate office relocation.

During the year ended June 30, 2011, the Company received financial loans in the amount of $77,000 (2010: $NIL; 2009: $NIL) from companies controlled by the directors of the Company.

During the year ended June 30, 2011, the company recorded stock based compensation expense of $NIL (2010: $115,225; 2009: $176,441) to directors and companies controlled by a director of the Company.

During the year ended June 30, 2011, the Company had subscriptions receivable of $30,000 (2010: $NIL; 2009: $66,000) owing by directors of the Company, the funds were received in the year ended June 30, 2011 resulting in a carrying balance of $NIL

The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see “10.C. Material Contracts” for a summary of the agreement and Exhibit 4.a. for details of the agreement). William McCoy, a Director of the Company, is the Chief Technical Officer of Phigenics. This agreement is still in effect but will not become effective until such time as the Company pursues the registration of products with the EPA in the US.

Accounting Fees

For the annual statements dated June 30, 2011, 2010 and 2009 the Company paid accounting fees of $23,000 and $35,000 to Meyers Norris Penny LLP and, for the annual statements dated June 30, 2009, $29,010 to HLB Cinnamon Jang Willoughby, Charted Accountants. During the financial year ending June 30, 2010 HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

As if the date of this report, $111,850 is owing to Terrance Owen, President, CEO and Director by the way of Promissory Notes for funds advanced to the Company. Also as noted above, as of October 31, 2011, companies controlled by Terrance Owen and Peter Chen, CFO and Director, had accrued management fees of $159,040 and $125,440, respectively. There is no money owing to any other members of senior management or members of the Board of Directors.

There have been no transactions since June 30, 2005, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest other than those already disclosed.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. These include audited financial statements for the fiscal years ended June 30, 2011 and 2010 prepared by the auditor, Meyers Norris Penny LLP and for 2009 by the auditor Cinnamon Jang Willoughby. During the financial year ending June 30, 2010 HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the changeover for all Canadian Publicly Accountable Enterprises (“PAEs”) to adopt International Financial Reporting Standards (“IFRS”), replacing Canadian GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

 The transition date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS. The Company’s first set of filing prepared under IFRS will be the unaudited interim financial statements for the quarter ending September 30, 2011, including comparative IFRS financial information for the quarter ending September 30, 2010, an opening balance sheet as at July 1, 2010 and full disclosure of all new IFRS polices. The first annual IFRS financial statements will be for the year ending June 30, 2012 with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statement of operations for the year ended June 30, 2011, as well as conversion adjustments and reconciliations for the year ending June 30, 2011.

Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The management of the Company has developed a project plan for the conversion to IFRS based on the current nature of the operations. The Company has broken down its IFRS transition plan into three phases: (1) Diagnostic and Scoping phase; (2) Planning, Analysis and Design phase, and (3) Implementation and Transition phase.  The Diagnostic and Scoping phase requires the Company to assess the key accounting policies and financial systems that would be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked to the degree of impact on our financial reporting and the overall complexity of the conversion effort. During the year, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure.

The Planning, Analysis and Design phase requires the Company to prepare detailed analysis of the major differences between GAAP and IFRS applicable to the Company, decisions on accounting policy choices where applicable, a review of the information technology systems and determining the impact of the conversion on the business activities and internal control environment. During the quarter ended June 30, 2011, the Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies, the consideration of options available including the application of IFRS-1- First-time adoption of International Financial Reporting Standard for an entity’s initial adoption of IFRS. Key management has been trained throughout the convergence period. Current accounting program used is sufficient enough to support requirements of IFRS policy and reporting. We expect minimal changes to our internal control over financial reporting and disclosure controls and procedures upon transition to IFRS.

The Implementation and Transition phase requires the Company to fully execute the necessary changes to the information technology systems, and the internal controls and development of the financial statement presentation and disclosures in accordance with the management’s accounting choices of IFRS. The Company is currently implementing the identified changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting. The Company does not expect any significant impact on its business processes, financial systems, disclosure controls and internal controls over financial reporting as a result of change to IFRS.

The Company’s adoption of IFRS will require the application of IFRS-1 First-time adoption of International Financial Reporting Standard (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company will elect on transition date: (1) Fixed assets: The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company will not utilize this election; (2) Financial instruments: The adopter may elect to reclassify a financial instrument as an available for sale, or as a financial asset or financial liability as at fair value through profit or loss, at the date of transition to IFRS, provided the asset or liability meets certain criteria. The Company will keep the same classification of its financial instruments.

The adoption of IFRS will result in some changes to the Company’s existing accounting policies currently prepared in accordance to Canadian GAAP. During the evaluation process, the Company has prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines. To date, the Company has identified a number of differences between Canadian GAAP and IFRS and potential changes to its existing accounting policies in key areas that will likely affect the Company’s financial reporting. Set out below are selected key areas of accounting differences where changes in accounting policies in conversion to IFRS may impact the Company’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences the Company currently believes to be most significant.

Presentation of Financial Statement (IAS 1)

Financial statement presentation is addressed in conjunction with the related IFRS standards. Certain additional disclosures will be required in the notes to the financial statements and the statement of operations will be modified to reflect either a presentation by nature or by function. The Company is currently working on preliminary IFRS financial statements in accordance with IAS 1.

Property, plant and equipment (IAS 16)

Property, Plant & Equipment under IAS 16 and Canadian GAAP contain the same basic principles, however there are some differences. IFRS require that significant parts of an asset be depreciated separately and that depreciation commences when the asset is available for use. IFRS also permit property, plant and equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for its property, plant and equipment. The Company will continue to measure its property, plant and equipment at amortized cost.

Impairment of assets (IAS 36)

Under Canadian GAAP, the impairment test for assets or asset groups is a two-step process. The first step involves comparing undiscounted future cash flows of an asset or asset group to the carrying value. If the undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is calculated as the difference between the asset or asset group discounted future cash flows, and its carrying amount. Impairments under IAS 36 only require a one-step impairment test. Using this test, the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount, which is the higher of fair value less costs to sell, and value-in-use, which involves discounted future cash flows. Also, unlike Canadian GAAP, IFRS require impairment charges to be reversed when circumstances indicate that the impairment no longer exists. The Company does not believe this will impact its financial results.

Share-based compensation (IFRS 2)

Stock-based compensation – IFRS 1 encourages, but does not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Company is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

Revenue (IAS 18)

The current general principles for revenue recognition are very similar between IFRS and Canadian GAAP. We do not expect any significant quantitative differences to exist in all aspects of Canadian GAAP revenue recognition upon the adoption of IFRS.

Estimates: IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

8.A.7. Legal/Arbitration Proceedings

At the time of this report, the Company is a plaintiff in a action filed on September 17, 2011, by a supplier, Cosmaceutical Research Lab, Inc. (“CRL”) in the Provincial Court of British Columbia (Small Claims Court) for $9,727.93 that was unpaid by the Company for products manufactured by CRL. On January 5, 2012, at a court hearing, CRL received a judgment against the Company for the amount of the claim. The Company is in discussions with CRL on how to pay the amount owing. Other than this one action, the Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.

8.B. Significant Changes

On November 7, 2011, a cease trade order (“CTO”) was issued by the British Columbia Securities Commission (“BCSC”) against the Company for failing to file audited comparative financial statements for the fiscal year ended June 30, 2011, the management's discussion and analysis and the certificates of the CEO and CFO  for that period within the prescribed time period and for failing to pay the required fee. The Exchange released a bulletin that the trading of the company's shares had been halted, effective November 7, 2011, following the issuance of the CTO by the BCSC.

On November 14, 2011, the BCSC rescinded the company's cease trade order, effective November 15, 2011, as the company filed its audited financial statements with the SEDAR filing system. Reinstatement to trading can occur only after the Company has applied for reinstatement and the Exchange has concluded its reinstatement review to ensure the company has satisfactorily complied with all exchange requirements.

On December 15, 2011, Mr. Eugene Hodgson resigned as a director and was replaced on the audit committee by Dr. Ronald Zokol. On December 19, 2011 the Company announced that Mr. Hodgson was to be replaced by Mr. Sina Pirooz but the Company did not complete the appointment due to a decision to reduce the number of directors to five from six after Mr. Hodgson’s resignation.

In news releases dated December 19, 2011 and January 5, 2012, the Company announced its intention to seek shareholder approval at the Annual General and Special Meeting (“the Meeting”), scheduled for January 27, 2012, for consolidation of its shares on the basis that 20 old shares will be converted into for 1 new share or such lower consolidation ratio as may be determined by the directors of ALDA to facilitate future financings. If the consolidation takes place on the basis of a 20:1 conversion, 63,996,799 old shares will be converted into 3,199,840 new shares.

On January 9, 2012, the Company announced in a news release that it has entered into a non-binding Memorandum of Understanding (“MoU”) with a Canadian company to acquire one or more market-ready pharmaceutical products. A condition precedent to the MoU, is that the Company obtain shareholder approval at the Meeting to consolidate its capital on the basis that 20 old shares will be converted into for 1 new share. In the event that the consolidation is approved at the Meeting, the Company intends to negotiate the terms upon which ALDA will acquire one or more products that are registered with the Natural Health Products Directorate of Health Canada (“NHPD”) (“the Acquisition”).

The Acquisition will take place in exchange for cash or a number of post-consolidation shares of ALDA or a combination thereof. The number of post-consolidation shares to be issued depends on the proportion of cash used to complete the Acquisition, the price of the shares and the deemed value of the product or products. The Acquisition is also subject to the approval TSX Venture Exchange. The following products under consideration are to be marketed domestically and internationally:

•

A naturally flavoured, stabilized liquid multivitamin formulation containing essential vitamins required for healthy child development by expectant and breast-feeding mothers, infants and children up to 9 years of age and

•

An anemia and iron deficiency treatment containing a proprietary haemoglobin-protein complex that is biologically identical to that of human blood.

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

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

Sale - Canadian Dollars

Period Average	High	Low	Closing
Month ended 12/31/11*	n/a	n/a	n/a
Month ended 11/30/11	0.035	0.025	0.025
Month ended 10/31/11	0.04	0.02	0.025
Month ended 09/30/11	0.045	0.025	0.03
Month ended 08/31/11	0.035	0.025	0.03
Month ended 07/31/11	0.045	0.03	0.035

Fiscal Year Ended 06/30/2011	0.14	0.04	0.05
Fiscal Year Ended 06/30/2010	0.74	0.12	0.12
Fiscal Year Ended 06/30/2009	0.48	0.06	0.17
Fiscal Year Ended 06/30/2008	1.57	0.14	0.42
Fiscal Year Ended 06/30/2007	0.20	0.05	0.15

Fiscal Quarter Ended 12/31/2011	0.04	0.02	0.025
Fiscal Quarter Ended 09/30/2011	0.05	0.03	0.03
Fiscal Quarter Ended 06/30/2011	0.09	0.04	0.05
Fiscal Quarter Ended 03/31/2011	0.11	0.08	0.08
Fiscal Quarter Ended 12/31/2010	0.14	0.09	0.09
Fiscal Quarter Ended 09/30/2010	0.15	0.09	0.12
Fiscal Quarter Ended 06/30/2010	0.38	0.12	0.12
Fiscal Quarter Ended 03/31/2010	0.45	0.16	0.17
Fiscal Quarter Ended 12/31/2009	0.74	0.36	0.45
Fiscal Quarter Ended 09/30/2009	0.46	0.16	0.38

*There were no trades during the month of December, 2011 due to a cease trade order imposed by the BCSC and a suspension imposed by the Exchange on November 7, 2011.

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

Computershare Trust Company of Canada (located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E., Table No. 9 (Aggregate Option Exercises) and Table No. 11 (Stock Options Outstanding) for additional information regarding the Company’s stock options.

Table No. 13 lists, as of June 30, 2011, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
September 7, 2010 January 12, 2011	3,275,000(1) 2,000,000(2)	3,275,000 2,000,000	$0.20 $0.20	September 7, 2012 January 12, 2013

(1)

Issued pursuant to a private placement which closed on September 7, 2010. Exercisable period of the warrants to September 7, 2011 at the exercise price of $0.20 per share with a forced exercise provision attached to each warrant.

(2)

Issued pursuant to a private placement which closed on January 12, 2011. Exercisable period of the warrants to January 12, 2013 at the exercise price of $0.20 per share with a forced exercise provision attached to each warrant.

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

At June 30, 2011, there were an unlimited number of common shares authorized and 63,996,799 common shares issued and outstanding.

At June 30, 2010, there were an unlimited number of common shares authorized and 58,721,799 common shares issued and outstanding.

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

---No Disclosure Necessary---

10.A.3. Shares Held By Company.

---No Disclosure Necessary---

10.A.4. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05 Private Placement @$0.05	3,916,000 1,100,000	$195,800.00 $55,000.00

Fiscal 2007	Private Placement @$0.05 Private Placement @$0.10	1,430,000 8,000,000	$71,500.00 $800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	1,500,000.00

Fiscal 2011	Private placement @ $0.10 Private placement @ $0.10	3,275,000 2,000,000	$327,500 $200,000

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

Directors – Number and Qualification

The Company’s Articles do not specify a maximum number of directors. The minimum under British Columbia law for a public company is three. The number of directors shall be the number of directors fixed by the directors annually or the number that are actually elected at a general shareholders meeting under the Existing Articles. The number of directors is determined, annually, by shareholders at the annual shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders’ or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

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

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply. United States Investors should consult their own tax advisors concerning these requirements.

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

10.G. Statement by Experts

The Company’s auditor for its financial statements for fiscal year ended 2011 was Meyers Norris Penny LLP. During the financial year ending June 30, 2010, HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.  Their audit report for Fiscal 2011 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

Due to the resignation of Mr. Hodgson from the Company’s Board of Directors on December 15, 2011, he was replaced on the audit committee by Dr. Ronald Zokol.

Dr. Zokol was a Director of ALDA Pharmaceuticals Inc., the assets of which were acquired in November, 2003 as a Qualifying Transaction by the Company which had been created as a Capital Pool Company. Dr. Ron Zokol graduated from the University of British Columbia, Faculty of Dentistry in 1974 and started his first 20 years of practice in partnership with his father, a certified specialist in prosthodontics. In 1983, Dr. Zokol started his career in implant dentistry and graduated from the Misch Implant Institute in 1993. In 1996, Dr. Zokol founded the Pacific Institute for Implant Dentistry where he continues today as director. In 1997, Dr. Zokol accepted a further surgical teaching position with the Canadian Implant Institute in Montmagny, Quebec. Dr. Zokol has held a number of prominent professional positions including the presidency for the Vancouver & District Dental Society; Chair, General Examination Committee for the College of Dental Surgeons of British Columbia; Chief Examiner for the College of Dental Surgeons of British Columbia; and Clinical Lecturer for the University of British Columbia, Faculty of Dentistry, Department of Prosthodontics.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The following table sets out the aggregate fees billed by HLB Cinnamon Jang Willoughby, Chartered Accountants in 2009.

Year	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2009	$25,000 (86%)	$Nil (0%)	Nil (0%)	$4,010 (14%)

During the financial year ending June 30, 2010, HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP. The following table sets out the aggregate fees billed by Meyers Norris Penny LLP, Chartered Accountants in 2010 and 2011.

Year	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2010	$31,000 (89%)	$Nil (0%)	Nil (0%)	$4,000 (11%)
2011	$23,000 (100%)	$Nil (0%)	Nil (0%)	$Nil (0%)

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2011 and 2010.

1.

Auditor’s Report, dated November 14, 2011.

2.

Consolidated Balance Sheets at June 30, 2011 and June 30, 2010.

3.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2011, 2010 and 2009.

4.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2011, 2010 and 2009.

5.

Notes to Consolidated Financial Statements.

6.

Management Discussion and Analysis dated November 14, 2011

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
11. Audit Committee Charter - previously filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.
12.1 Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

ALDA Pharmaceuticals Corp. Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4 Telephone: 604-521-8300; Facsimile: 604-521-8322 www.aldacorp.com

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended June 30, 2011 and 2010

Management’s Responsibility

To the Shareholders of ALDA Pharmaceuticals Corp.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the annual report is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the consolidated financial statements.

The Board of Directors and the Audit Committee is composed primarily of Directors who are neither management nor employees of ALDA Pharmaceuticals Corp. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Committee is also responsible for recommending the appointment of ALDA Pharmaceutical Corp’s external auditors.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

November 14, 2011

  “Dr. Terrance G. Owen”                                                                                   “Peter Chen”

    Chief Executive Officer                                                                           Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of ALDA Pharmaceuticals Corp.:

We have audited the consolidated financial statements of ALDA Pharmaceuticals Corp., which comprise the consolidated balance sheets as at June 30, 2011 and 2010, and the consolidated statements of loss and comprehensive loss and deficit, and cash flows for the years ended June 30, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ALDA Pharmaceuticals Corp. as at June 30, 2011 and 2010 and the results of its operations and cash flows for the years ended June 30, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements, which states that ALDA Pharmaceuticals Corp. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters as described in Note 1, indicate the existence of a material uncertainty which may cast doubt about the ability of ALDA Pharmaceuticals Corp. to continue as a going concern.

Comments by Independent Registered Chartered Accountants for U.S Readers on Canada-United States of America Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are differences in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements, such as the changes described in Note 18 to the financial statements. Our report to the shareholders dated November 14, 2011 is expressed in accordance with Canadian reporting standards which do not require a reference to such differences in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

MNP LLP

Vancouver, BC

November 14, 2011

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2011	2010

ASSETS
Current Assets
Cash and Equivalents	$ 9,095	$ 146,701
Accounts Receivable	57,291	162,398
Inventory (Note 4)	94,929	593,574
Prepaid Expenses and Others	27,298	207,535
	188,613	1,110,208
Equipment (Note 5)	1,881	4,876
Long Term Prepaid Expense (Note 6)	-	237,983
	$ 190,494	$ 1,353,067

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 304,996	$ 195,788
Sponsorship Liability – Current portion (Note 6)	875,000	680,000
Promissory Notes (Note 9)	77,000	-
	1,256,996	875,788
Sponsorship Liability (Note 6)	-	237,983
	1,256,996	1,113,771

SHAREHOLDERS’(DEFICIENCY) / EQUITY
Share Capital (Note 7(a))	7,921,708	7,494,231
Subscriptions Receivables (Note 8,12)	-	(30,000)
Contributed Surplus – Warrants (Note 7(d))	964,025	863,168
Contributed Surplus – Options (Note 7(e))	1,640,613	1,629,091
Deficit	(11,592,848)	(9,717,194)
	(1,066,502)	239,296
	$ 190,494	$ 1,353,067
Going Concern (Note 1) , Subsequent events (Note 15)

*See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

“Terrance Owen”            Director            “Peter Chen”                 Director

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS AND DEFICIT

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2011	2010	2009
Sales	$ 305,592	$ 1,459,686	$ 282,261

Cost of Sales	(255,889)	(1,250,439)	(224,687)

Gross (Loss)/ Profit	49,703	209,247	57,574

Interest Income	-	69,886	76,181
Interest on Promissory Notes	(2,996)	-	-
	(2,996)	69,886	76,181

General & Administration Expenses
Advertising and Promotion	479,026	2,638,384	16,144
Amortization – Furniture and Equipment	2,995	2,438	1,955
Conference	3,509	19,960	10,563
Consulting and Management Fees (Note 7(b) for stock-based compensation)	368,575	579,632	567,144
Dues and Filing Fees	33,792	43,109	31,794
Interest and Bank Charges	3,668	4,186	2,018
Investor Relations	88,073	116,503	132,103
Legal and Accounting	42,198	61,481	72,537
Office and Miscellaneous	44,914	64,982	47,940
Product Registration & Development	76,524	223,263	189,556
Rent	63,165	38,259	26,320
Travel	22,469	34,111	8,744
Wages and Benefits	237,395	445,484	209,946
Write down of Inventory (Note 4)	431,369	-	-
Warrant Revaluation (Note 7(d))	24,600	-	-

Total General & Administration Expenses	1,922,272	4,271,792	1,316,764

Loss and Comprehensive Loss for the Year	(1,875,565)	(3,992,659)	(1,183,009)

Deficit, Beginning of Year	(9,717,194)	(5,724,535)	(4,541,526)

Deficit, End of Year	$(11,592,848)	$(9,717,194)	$(5,724,535)

Basic Loss Per Share	0.03	0.07	0.02
Diluted Loss Per Share	0.03	0.07	0.02
Weighted Average of Shares Outstanding	62,314,677	56,895,169	49,904,566

*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

EXPRESSED IN CANADIAN DOLLARS	2011	2010	2009

Operating Activities:
Loss and Comprehensive Loss for the Year	$ (1,875,565)	$ (3,992,659)	$ (1,183,009)
Items Not Involving Cash
Amortization – Furniture and Equipment	2,905	2,439	1,955
Stock-Based Compensation	11,522	355,594	336,838
Warrant Revaluation	24,600	-	-
Inventory Write-down	431,369	-	-
Accretion of Sponsorship Liability	32,017	-	-
	(1,373,152)	(3,634,626)	(844,216)
Changes in Non-Cash Working Capital Items
Decrease/ (Increase) in Accounts Receivable	105,107	(108,929)	(10,303)
Decrease/ (Increase) in Inventory	67,276	(531,740)	(51,391)
Decrease/ (Increase) in Prepaid Expenses and Other	418,221	(156,337)	(23,007)
(Decrease)/ Increase in Accounts Payable and Accrued Liabilities	109,208	139,573	(1,706)
	(673,340)	(4,292,059)	(930,623)
Investing Activities:
Purchase of Furniture and Equipment	-	(2,623)	(839)
Decrease in Short Term Investments	-	1,584,929	520,389
	-	1,582,306	519,550

Financing Activities:
Net Proceeds on Issuance of Shares	527,497	1,446,477	-
Net Proceeds on Exercise of Warrants and Options	-	704,000	96,000
Change in sponsorship liability	(75,000)	680,000	-
Share Issuance Costs	(23,763)	-	-
Proceeds from Subscriptions Receivable	30,000	-	-
Promissory Notes	77,000	-	-
	535,734	2,830,477	96,000

Increase/ (Decrease) in Cash and Equivalents	(137,606)	120,724	(315,073)

Cash and Equivalents, Beginning of Year	$146,701	25,977	341,050

Cash and Equivalents, End of Year	$ 9,095	$ 146,701	$ 25,977

*See accompanying notes to the consolidated financial statements

Supplementary cash flow information (Note 13)

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

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

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  During the years ended June 30, 2011, and 2010, the Company experienced operating losses and negative operating cash flows, operations of the Company having been funded by the issuance of share capital.

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

	2011 $	2010 $
Deficit	(11,592,848)	(9,717,194)
Working capital deficiency/ Working capital	(1,068,383)	234,420

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

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

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

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset or portion thereof will be recovered, a valuation allowance is recorded.

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

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

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

The Company classifies its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has classified its financial assets and liabilities as follows:

Cash and equivalents	Held for trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Sponsorship liability	Other financial liabilities
Promissory notes	Other financial liabilities

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

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

It is management’s opinion that the Company is not exposed to significant interest, currency, credit, and liquidity risk arising from these financial instruments.  The Company has transactions denominated in US dollars but exposure to currency risk is immaterial.  The Company mitigates its exposure to credit risk by maintaining its primary operating accounts with chartered banks in Canada and constantly monitoring the credit standing of counterparties.  The Company manages its liquidity risk through the management of its capital as described in note 16.  The Company does not use financial derivatives.

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

In January 2009, the CICA issued Section 1602, “Non-controlling Interests”, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 1, 2011 with earlier adoption permitted. As of June 30, 2011 the Company has no non-controlling interests, and accordingly there is no currently expected impact as a result of the standard.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

3.

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED):

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

The transition date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for the Company and will be replaced by IFRS.  The Company’s first set of filing prepared under IFRS will be the unaudited interim financial statements for the quarter ending September 30, 2011, including comparative IFRS financial information for the quarter ending September 30, 2010, an opening balance sheet as at July 1, 2010 and full disclosure of all new IFRS polices. The first annual IFRS financial statements will be for the year ending June 30, 2012 with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statement of operations for the year ended June 30, 2011, as well as conversion adjustments and reconciliations for the year ending June 30, 2011.

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

During the review process, the Company has prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines.  To date, the Company has identified that a number of differences between Canadian GAAP and IFRS that will likely to affect the Company’s financial reporting include, but not limited to, stock-based compensation, property plant and equipment (“PP&E”) and financial statement presentation and disclosure.  The identified differences are not expected to have a material impact on the reported results and its financial position.  Note that as the company advances into the next phase of the evaluation, additional differences may be identified.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

4.

INVENTORY

Inventory consists of the following:

	2011	2010
Finished goods	$ 60,653	$ 394,646
Raw materials	34,276	198,928
	$ 94,929	$ 593,574

Inventories recognized as an expense in the year are $218,407 (2010:  $1,091,233). $431,369 of write – down of inventories recognized as an expense in the period (2010: $nil).

5.

EQUIPMENT

Equipment consists of the following:

	Cost	Accumulated Amortization	2011 Net	2010 Net
Computer Equipment	$ 33,997	$ 32,116	$ 1,881	$ 4,876

6.

SPONSORSHIP LIABILITY

Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012.  The scheduled sponsorship payments per the sponsorship agreement were in default.  As at June 30, 2011, the total outstanding sponsorship liability was $875,000, which has been included in the accounts payable and accrued liabilities.

Included in the long term prepaid expense of $nil (2010 - $237,983) as of June 30, 2011 is related to the Sponsorship agreement. Full amount of $237,983 has been expensed to earnings during the year.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

7.

SHAREHOLDERS’ EQUITY

a)

Share Capital

Authorized:

Unlimited common shares without par value

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value.

	Number of Shares	Share Capital	Contributed Surplus Warrants	Contributed Surplus Options
Balance, June 30, 2008	49,511,799	$ 5,524,289	$ 447,532	$ 1,045,759
Issued during the year:
For cash
Exercise of options	1,830,000	318,100	-	(109,100)
Stock-based compensation	-	-	-	336,838

Balance, June 30, 2009	51,341,799	$ 5,842,389	$ 447,532	$ 1,273,497
Issued during the year
For cash
Private placements	6,000,000	1,009,858	490,142	-
Exercise of warrants	1,380,000	695,507	(74,506)	-
Share issuance costs	-	(18,935)	-	-
Finder’s fees	-	(34,588)	-	-
Stock-based compensation	-	-	-	355,594

Balance, June 30, 2010	58,721,799	$ 7,494,231	$ 863,168	$ 1,629,091
Issued during the year
For cash
Private placements	5,275,000	451,240	76,257	-
Share issuance costs	-	(21,513)	-	-
Finder’s fees	-	(2,250)	-	-
Stock-based compensation	-	-	-	11,522
Warrant revaluation	-	-	24,600	-

Balance, June 30, 2011	63,996,799	$ 7,921,708	$ 964,025	$ 1,640,613

i)

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

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

ii)

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

iii)

During the year ended June 30, 2010, 1,380,000 warrants were exercised by the holders at an exercise price range of $0.45 per warrant for total gross proceeds of $621,000. Warrant value of $74,506 previously recorded in contributed surplus for warrants were credited to share capital.

iv)

On September 7, 2010, the Company closed a private placement for total gross proceeds of $327,500.  A total of 3,275,000 units of the Company were issued at a price of 10 cents per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of 20 cents per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011.  The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering.  Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

v)

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

As a result of the extension, the Company recorded a warrant revaluation expense of $24,600 for the incremental value of the modified warrants with a corresponding credit to contributed surplus.  The incremental value of the modified warrants were measured by the difference between the fair value of the modified warrants determined using the Black-Scholes option pricing model and the value of the old warrants immediately before its term was modified, determined based on the shorter of its remaining expected life and its expected life of the modified warrants.

vi)

On January 12, 2011, the Company closed a private placement for total gross proceeds of $200,000.  A total of 2,000,000 units of the Company were issued at a price of 10 cents per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of 20 cents per common share for a period of 24 months from the date of issuance of the purchase warrant with a forced exercise prevision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on May 13, 2011.  Legal fees of $5,626 were charged against share capital in connection with the private placement.  Warrants were valued at $18,676.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

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

A summary of the Company’s stock options and changes during each year is presented below:

	Year Ended June 30, 2011		Year Ended June 30, 2010		Year Ended June 30, 2009
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	5,600,000	$ 0.47	5,120,000	$ 0.45	4,800,000	$ 0.42
Granted during year
-consulting/officers	-	-	250,000	0.55	900,000	0.24
-directors	-	-	200,000	0.55	800,000	0.24
-employees	-	-	250,000	0.55	250,000	0.24
-investor relations	-	-	50,000	0.55	200,000	0.24
Cancelled during year	(2,720,000)	0.63	(270,000)	0.50	(1,830,000)	0.12
Outstanding, end of year	2,880,000	$ 0.32	5,600,000	$ 0.47	5,120,000	$ 0.45

The following table summarizes information about stock options outstanding at June 30, 2011:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable	Exercise Price
550,000	$ 0.20	October 31, 2013	550,000	$ 0.20
1,600,000	$ 0.25	June 4, 2014	1,600,000	$ 0.25
730,000	$ 0.55	October 15, 2014	730,000	$ 0.55
2,880,000			2,880,000

(i)

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

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (Continued)

(ii)

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

(iv)

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

(vi)

During the year ended June 30, 2010, $21,442 in stock based compensation expense being recognized for the vested options that were previously granted.

(vii)

During the year ended June 30, 2011, $11,522 in stock based compensation expense being recognized for the vested options that were previously granted.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2011	2010	2009
Consulting/Officers	$ -	$ 115,225	$ 138,284
Investor Relations	11,522	32,964	73,859
Wages and Benefits	-	207,405	124,695
Total Stock-Based Compensation	$ 11,522	$ 355,594	$ 336,838

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2011	2010	2009
Dividend yield	-	0%	0%
Expected volatility	-	121.47%	116.8-119.9%
Risk free interest rate	-	2.42%	1.20 – 2.22%
Expected average option term	-	5 years	2 years

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below:

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

7.

 SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants (Continued)

	Warrants @ $0.20 (1)	Warrants @ $0.20 (2)	Warrants @ $0.36 (3)	Warrants @ $0.40 (4)	Warrants @ $0.45 (5)	Total
Outstanding, June 30, 2009	-	-	742,500	-	2,730,000	3,472,500
Granted during Period	-	-	-	6,000,000	-	6,000,000
Warrant exercised	-	-	-	-	(1,380,000)	(1,380,000)
Expired during Period	-	-	(742,500)	-	(1,350,000)	(2,092,500)
Outstanding, June 30, 2010	-	-	-	6,000,000	-	6,000,000
Granted during Period	3,275,000	2,000,000	-	-	-	5,275,000
Warrant expired	-	-	-	(6,000,000)	-	(6,000,000)
Warrant extended	-	-	-	6,000,000	-	6,000,000
Outstanding June 30, 2011	3,275,000	2,000,000	-	6,000,000	-	11,275,000

(1)

Exercisable at a price of $0.20 per warrant until September 7, 2012, granted pursuant to private placement.

(2)

Exercisable at a price of $0.20 per warrant until January 11, 2013, granted pursuant to private placement.

(3)

Exercisable at a price of $0.36 per warrant until August 13, 2009, granted pursuant to private placement. - Expired

(4)

Exercisable at a price of $0.40 per warrant until September 16, 2010, granted pursuant to private placement.  On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 6,000,000 outstanding share purchase warrants.  The applicable exercise period will be extended by one further year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of 40 cents per warrant will remain the same.

(5)

Exercisable at a price of $0.45 per warrant until November 22, 2009, granted pursuant to private placement. - Expired

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	2011	2010	2099
Dividend yield	0%	0%	-
Expected volatility	75.50%-93.57%	130.31%	-
Risk free interest rate	1.41%-1.68%	1.28%	-
Expected average option term	2 years	1 year	-

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

7.

SHAREHOLDERS’ EQUITY (CONTINUED)

d)

Contributed surplus - Warrants:

Contributed surplus attributed to the granting of warrants, and activity during the 2011 and 2010 and 2009 years, are summarized as follows:

	2011	2010	2009
Balance, beginning of year	$ 863,168	$ 447,532	$ 447,532
Private Placement (Note 9 (a))	76,257	490,142	-
Warrant Exercised (Note 9 (a))	-	(74,506)	-
Warrant Revaluation	24,600
Balance, end of year	$ 964,025	$ 863,168	$ 447,532

e)

Contributed surplus - Options:

Contributed surplus attributed to the granting of stock options, and activity during the 2011 and 2010 and 2009 years, are summarized as follows:

	2011	2010	2009
Balance, beginning of year	$ 1,629,091	$ 1,273,497	$ 1,045,759
Options issued to employees	-	115,225	30,066
Options issued to directors	-	92,180	94,629
Options issued to consultants	-	115,225	138,284
Options issued to investor relations	11,522	32,964	73,859
Options exercised	-	-	(109,100)
Balance, end of year	$ 1,640,613	$ 1,629,091	$ 1,273,497

8.

SUBSCRIPTIONS RECEIVABLE

During the year ended June 30, 2010, the Company has subscriptions receivable of $30,000, which bears interest at prime plus 2% per annum, and is payable no later than October 31, 2010. During the year ended June 30, 2011, $30,000 was received in full by the Company.

9.

PROMISSORY NOTES

During the year ended June 30, 2011, the Company received financial loans in the amount of $77,000 from companies controlled by the directors of the Company.  The promissory notes are due on demand, bear interest at a rate of 12% per annum calculated daily and compounded monthly.  The accrued interests on promissory notes was $2,996 as of June 30, 2011.

10

MAJOR CUSTOMERS

For the year ended June 30, 2011, revenue from four major customers accounted for 58% of total revenues (2010: 57% from four customers; 2009: 64% from four customers). Revenue from these customers totaled $175,902 (2010: $826,213; 2009: $174,490).

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

11.

INCOME TAXES

(i)

As at June 30, 2011, the Company had approximately $9,164,478 (2010 - $7,483,923 and 2009 - $3,998,975) of unutilized non-capital losses for tax purposes, which expire as follows:

Year

2014	603,255
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029 2030	859,482 3,456,877
2031	1,854,000
Total	9,164,478

The potential future income tax benefit which may arise from claiming these losses has not been reflected in these financial statements, as the Company’s ability to realize the benefit is uncertain.

(ii)

Following is a reconciliation of the expected income tax benefit from the loss for each year based on the applicable statutory income tax rate, to the actual amount:

	2011	2010	2009
Loss at statutory rate Tax rate	$1,875,565 27.50%	$1,167,853 29.25%	$ 363,775 30.75%
Income tax recovery computed at statutory rates	(515,780)	(1,167,853)	(363,775)
Effect of reduction in tax rates Effect of expiry of non-capital losses	45,908 -	387,111 17,818	(56,989) -
Stock based compensation not deductible for tax purposes	3,169	104,011	(103,578)
Tax benefit from share issuance costs not recognized	(5,941)	(15,655)	5,517
Other non-deductible expenses	7,622	6,635	(11,261)
Revision to tax account estimates	12,182	-	-
Increase in valuation allowance	452,840	667,933	(197,465)
Income tax expense (recovery)	$ -	$ -	$ -

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

11.

INCOME TAXES (continued)

	2011	2010	2009
Tax losses carried forward	$ 2,291,119	$ 1,870,981	$ 1,199,692
Temporary differences – intangible assets	87,153	52,290	62,748
Temporary differences – property and equipment	4,925	7,861	8,702
Temporary differences – financing costs	13,775	13,001	5,058
Future income tax assets before valuation allowance	2,396,973	1,944,133	1,276,200
Less: Valuation allowance	(2,396,973)	(1,944,133)	(1,276,200)
Net future income tax assets	$ -	$ -	$ -

12.

RELATED PARTY TRANSACTIONS

a)

During the year ended June 30, 2011, the Company was invoiced for consulting fees of $324,000 (2010: $350,000; 2009: $329,208) from companies controlled by directors of the Company.  The Company paid $178,000 (2010: $350,000; 2009: $329,208).  The remainder, $146,000 (2010: $NIL; 2009: $NIL) will be paid when sufficient financing becomes available.

Effective June 1, 2008, the Company entered into a consulting agreement with the management of the Company.

b)

During the year ended June 30, 2011, as a result of the corporate office relocation, the Company paid $9,572 (2010: $38,259; 2009: $26,320) to a company controlled by a director of the Company.

c)   During the year ended June 30, 2011, the Company received financial loans in the amount of $77,000 (2010: $NIL; 2009: $NIL) from companies controlled by the directors of the Company.

d)

During the year ended June 30, 2011, the company recorded stock based compensation expense of $NIL (2010: $115,225; 2009: $176,441) to directors and companies controlled by a director of the Company.

e)

During the year ended June 30, 2010, the Company had subscriptions receivable of $30,000 (2010: $NIL; 2009: $66,000) owing by directors of the Company, the funds were received in the year ended June 30, 2011 resulting in a carrying balance of $NIL

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

13.

STATEMENTS OF CASH FLOWS – SUPPLEMENTARY INFORMATION

a)

Interest received and cash paid in respect to interest and income taxes was as follows:

	2011	2010	2009

Cash received during the year from interest	$ -	$ 69,886	$ 76,181

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

b)

Significant non-cash transactions occurring during the 2011 year were as follows:

The estimated fair value of the options vested previously issued to investor relations described in Notes 9 (b), totaling $11,522 was charged to operations for the 2011 year.

c)

Significant non-cash transactions occurring during the 2010 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors, employees and investor relations described in Notes 9 (b), totaling $355,594 was charged to operations for the 2010 year.

 d)

Significant non-cash transactions occurring during the 2009 year were as follows:

The estimated fair value of the options granted to consultants, officers, directors, employees and investor relations described in Notes 9 (b), totaling $336,838 was charged to operations for the 2009 year.

14.

CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and its equivalents in the definition of capital, which totaled negative $1,057,407 (2010 – $385,997). The Company’s objectives when managing capital is to maintain sufficient cash resources to support its research and development activities, pre-clinical trial program, intellectual property protection and expansion on its T36® technology.  The Company includes shareholders’ equity and cash and its equivalent in the definition of capital. The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

15.

SUBSEQUENT EVENTS

Subsequent to the year ended June 30, 2011, 6,000,000 extended purchase warrant exercisable at $0.40 per warrant will be expired on September 16, 2011.

The Company signed additional financing loans with a Company controlled by a director in common totaling $31,500. The loans are due on demand and bearing interest at 12% per annum.

16.

SEGMENTED INFORMATION

The Company’s assets as well as sales are all located and have occurred all in Canada.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

17.

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

As at June 30, 2011, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.  The outstanding sponsorship liability as at June 30, 2011 was $875,000.  The scheduled sponsorship payments of $605,000 were in default during the year ended 2011.  During the year ended 2011, the Company received financial loans of $77,000 from companies controlled by the Director of the Company.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

17

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

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

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

	Fair Value at June 30, 2011
	Total	Level 1		Level 3
Financial Assets -
Cash and cash equivalents
(Held-for-trading)	$ 9,095	$ 9,095	$ -	$ -
Accounts receivable
(Loans and receivables)	57,291	57,291	-	-
Accounts payables and accrued liabilities
(Other financial liabilities)	1,179,996	1,179,996	-	-
Promissory notes
(Other financial liabilities)	77,000	77,000	-	-

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

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

17

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. Currently the Company has no financial instruments at this level.

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

18.

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

a)

Comprehensive income:

Statement of Financial Accounting Standards No. 130 requires the reporting of Comprehensive Income.  Comprehensive income includes net income plus other comprehensive income.  Other comprehensive income includes all changes in equity of a company during the period arising from non-owner sources.  The Company did not have any other comprehensive income during the years ended June 30, 2011, 2010 and 2009.

b)

Product development costs:

Under Canadian GAAP, product development costs are charged as an expense in the period incurred except in circumstances where the market and feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized.  US GAAP requires that these expenditures be expensed in the year incurred.  The Company has not capitalized any product development costs during the years ended June 30, 2011, 2010 and 2009.

(iii)

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended June 30, 2011, 2010 and 2009.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

18.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(iv)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The adoption of this standard did not materially affect the Company’s financial position, results of operations, or cash flows. The Company’s results for the year ended June 30, 2011, 2010 and 2009 were not significantly affected as a result of adopting SFAS 123(R) on July 1, 2008.

(v)

Subsequent Events

In June 2009, FASB issued ASC Topic 855, as amended in February 2010, “Subsequent Events (formerly SFAS 165, “Subsequent Events”), which establishes standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company determined that the subsequent events were evaluated through November 14, 2011, which is the date the financial statements were available to be issued.

f)

Recent United States Accounting Pronouncements:

Selected recent pronouncements issued by the Financial Accounting Standards Board (“FASB”) are summarized below.  None of these changes are expected to have a material impact on the financial statements of the Company.

In June 2009, the FASB issued ASC 860, ―Accounting for Transfers of Financial Assets—an amendment of FASB Statement‖ (―ASC 860‖). ASC 860 is intended to establish standards of financial reporting for the transfer of assets to improve the relevance, representational faithfulness, and comparability. ASC 860 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009. The Company will adopt ASC 860 on July 1, 2010. The Company has determined that the adoption of ASC 860 will have no impact on its consolidated financial statements.

In June 2009, the FASB issued ASC 810, ―Amendments to FASB Interpretation No. 46(R)‖ (―ASC 810‖). ASC 810 eliminates the exception to consolidate a qualifying special-purpose entity, changes the approach to determining the primary beneficiary of a variable interest entity, and requires companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity‘s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. ASC 810 becomes effective for the Company‘s fiscal 2011 year-end and interim reporting periods thereafter. The Company does not expect ASC 810 to have a material impact on its financial statements.

In December 2010, the Financial Accounting Standards Board (FASB) issued additional Accounting Standards Update (ASU) 2010-29 on interim and annual disclosure of pro forma financial information related to business combinations. The new guidance clarifies the acquisition date that should be used for reporting the pro forma financial information in which comparative financial statements are presented. It is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

18.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

In January 2010, the FASB issued guidance regarding fair value: 1) adding new requirements for disclosures about transfers into and out of Levels 1 and 2 measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, and 2) clarifying existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The guidance also required that disclosures about postretirement benefit plan assets be provided by classes of assets instead of by major categories of assets. The guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity, which was effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance, which did not have any effect on its results of operations, financial position and cash flows.

19.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: January 12, 2012	ALDA PHARMACEUTICALS CORP.

By: /s/Terrance Owen
Terrance Owen,
President and CEO