Form 20-F
period 2012-06-30
ALDA Pharmaceuticals Corp.
filed 2013-10-29
CIK 1355736

OMB APPROVAL
OMB Number: 3235-0288 Expires: April 30, 2015 Estimated average burden hours per response..2645.52

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report _____________

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

Contact person: Jamie Lewin, Phone: 604-739-3052 Email best-fit-consulting@hotmail.com

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Not Applicable

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value - Toronto Venture Stock Exchange

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  ( July 01, 2011) 63,996,799 common shares; (June 30, 2012) 6,959,680 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934  Yes  ☐     No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☐     No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):  Large accelerated filer  ☐                   Accelerated filer ☐                 Non-Accelerated filer☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP     ☐                                                International Financial Reporting Standards as issued                                               Other ☐

                                                                            by the International Accounting Standards Board              ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Indicate by check mark which financial statement item the Company has elected to follow.  Item 17 ☐     Item 18 ☐

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2012 unless an earlier or later date is indicated.

SEC 1852 (01-12) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

i

FORM 20-F ANNUAL REPORT

PART I

4

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3. KEY INFORMATION

5

ITEM 4. INFORMATION ON THE COMPANY

16

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

40

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

48

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

58

ITEM 8. FINANCIAL INFORMATION

60

ITEM 9. THE OFFER AND LISTING

63

ITEM 10. ADDITIONAL INFORMATION

64

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

SIGNATURES

109

ii

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2012 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Terrance G. Owen 1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, Canada	66	May 30, 2000
Jamie Lewin (1) 1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, Canada	63	April 12, 2012
Eugene Hodgson (1) 1400 – 601 West Hastings Street Vancouver, BC, Canada V6B 5A6	56	October 12, 2004
Linda Allison (1) 3074 Spencer Place West Vancouver, BC, Canada V7V 3C9	65	June 30, 2003
Ronald Zokol 470 West Tower 555 West 12th Avenue Vancouver, BC, Canada V5Z 3X7	63	November 13, 2003
William F. McCoy 735 Thornapple Drive Naperville, IL,. USA 60540	57	March 17, 2005

(1) Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO	66	May 30, 2000
Jamie Lewin, CFO and Secretary (April 12, 2012)	63	April 12, 2012
Peter Chen, CFO and Secretary (April 12, 2012)	50	May 30, 2000

Mr. Chen resigned on April 12, 2012.

Mr. Owen’s business functions, as President and CEO of the Company, include overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

Mr. Lewin’s and Mr. Chen’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors

Mr. Lewin’s and Mr. Chen’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Mr. Lewin and Mr. Chen may delegate all or part of his duties as Corporate Secretary to a nominee or to corporate counsel from time to time.

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

The Company’s Banks are the:  Canadian Imperial Bank of Commerce. Its business address and telephone number are 554 6th Street, New Westminster, British Columbia Canada V3L 3B5. Tel: (604) 665-7925.Bank of Montreal, 595 Burrard St. Vancouver, British Columbia Canada V7X 1L7. Tel: (604) 665-7374.

1.C. Auditors

On June 30, 2007, the auditors for the Company were Berris Mangan, Chartered Accountants of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5 (previously known as BME + Partners). On August 31, 2007, the Company changed auditors, due to a decision by Berris Mangan to focus its practice on companies with Canadian reporting responsibilities that are listed on the Toronto Stock Exchange. On the same date the Company appointed HLB Cinnamon Jang Willoughby, Charted Accountants (“CJW”) of 1827 West 5th Avenue Vancouver, BC, Canada, V6J 1 P5 on an interim basis to conduct the year-end audit for the year ended June 30, 2007. CJW was appointed as the Company’s auditor at the Annual General Meeting held on December 12, 2007 and has completed the year end audits for the Company since that date. During the financial year ending June 30, 2010, HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP who performed the year end audits in 2011 and 2012.

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

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with

IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”) and effective for the Company’s reporting period ended June 30,

2012.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2012	Year Ended 2011	Year Ended 2010	Year Ended 2009	Year Ended 2008
IFRS
Revenue	83,361	305,592	1,459,686	282,261	249,042
Net (Loss) for the Year	(306,565)	(1,875,565)	(3,992,659)	(1,183,009)	(1,937,735)
Basic Income (Loss) Per Share	(0.03)	(0.03)	(0.07)	(0.02)	(0.05)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (1)	6,451,760	6,231,468	5,689,516	4,990,456	4,260,535
Period-end Shares (1)	6,959,680	6,399,680	5,872,180	5,134,180	4,951,180

Working Capital	(1,320,984)	(1,068,383)	234,420	1,721,192	2,470,247
Sponsorship Liability	0	0	237,983	0	0
Long-Term Debt	0	0	0	0	0
Capital Stock	7,933,288	7,921,708	7,494,231	5,842,389	5,524,289
Shareholders’ Equity (Deficit)	(1,321,164)	(1,066,502)	239,296	1,725,883	2,476,054
Total Assets	19,751	190,494	1,353,067	1,782,098	2,533,975

US GAAP
Net Loss	(306,565)	(1,875,565)	(3,992,659)	(1,183,009)	(1,937,735)
Loss Per Share	(0.03)	(0.03)	(0.07)	(0.02)	(0.05)
Shareholders’ Equity	(1,321,164)	(1,066,502)	239,296	1,725,883	2,476,054
Total Assets	19,751	190,494	1,353,067	1,782,098	2,533,975

(1) On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680. All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation. At June 30, 2012 there were 6,959,680 shares issued and outstanding.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2012, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The table sets forth the number of US Dollars required under that formula to buy one Canadian Dollar. For example, where the number “0.8704” is quoted in the upper left hand number in the table, it means that it took on average in December 2012, 98.95 cents US to purchase one Canadian dollar. For most periods presented, the Canadian dollar has been worth less than one US dollar.

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
December 2012	0.9895	0.9881	0.9912	0.9898
November 2012	0.9970	0.9951	0.9990	0.9968
October 2012	0.9872	0.9845	0.9895	0.9875
September 2012	0.9782	0.9759	0.9807	0.9784
August 2012	0.9921	0.9906	0.9946	0.9927
July 2012	1.0139	1.0116	1.0162	1.0134
June 2012	1.0280	1.0248	1.0312	1.0275

Three Months Ended September 30, 2012	0.9947	0.9927	0.9971	0.9948
Three Months Ended June 30, 2012	1.0101	1.0070	1.0132	1.0101

Fiscal Year Ended June 30, 2012	1.0019	1.0002	1.0221	1.0019
Fiscal Year Ended June 30, 2011	0.9995	0.9381	1.0542	1.0370
Fiscal Year Ended June 30, 2010	0.9484	0.8580	1.0039	0.9429
Fiscal Year Ended June 30, 2009	0.8575	0.7692	0.9984	0.8602
Fiscal Year Ended June 30, 2008	0.9897	0.9298	1.0905	0.9817

(Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2012.

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

During the year ended June 30, 2012, no warrants were exercised.

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

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $56,000. Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months. The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

 During the year ended June 30, 2012, no options were exercised by the option holders.

Table No. 5

Capitalization and Indebtedness

As of June 30, 2012

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	6,399,680
Share Capital	7,933,288
Subscriptions Receivables	0
Reserve-Warrants	1,004,346
Reserve – Options	1,640,613
Retained Earnings (deficit)	11,899,412
Net Shareholders’ Equity	(1,321,164)
TOTAL CAPITALIZATION
Stock Options Outstanding (1):	288,000
Warrants Outstanding (2):	1,087,500
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1) See Table 11 for exercise prices and terms of these options.

(2) See Table 13 for exercise prices and terms of these warrants.

3.C.  Reasons for the Offer and Use of Proceeds

General working capital.

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

In order to undertake further financings, the Company consolidated its shares

On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680. All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation. At June 30, 2012 there were 6,959,680 shares issued and outstanding.

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

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Dr. Terrance G. Owen is the President, Chief Executive Officer and a Director. Jamie Lewin is the Secretary, Chief Financial Office and a Director. Dr. Linda Allison, Dr. Ronald Zokol, Dr. William F. McCoy and Eugene Hodgson are independent Directors. Dr. Allison, Mr. Chen and Mr. Hodgson are members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with Terrance Owen and Peter Chen. The Company currently has no Directors and Officers insurance in place and, as a result, it is possible that some or all of the Directors may resign. If any or all Directors resign, there is no assurance that new Directors can be found to replace any directors who resign.

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

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Terrance Owen has been the Secretary of Bi-optic Ventures Inc., since September, 2002 and a Director of this same company since September, 2006. Terrance Owen is also a Director of Fortunate Sun Mining Company Ltd. since October 19, 2011 and Pacific Arc Resources Ltd. since December 23, 2011. As a non-management Director and Officer of these companies, ,all of which are  listed on the TSX-Venture Exchange, Terrance Owen spends up to eight hours per month. Jamie Lewin is a Director and/or CFO of seven other public companies and spends up to 5 hours per week on these companies. Neither Jamie Lewin nor Terrance Owen is a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

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

This agreement was terminated for Mr. Chen when he resigned on April 12, 2012.

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

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	$1,500,000.00
Fiscal 2011	Private placement @ $0.10	3,275,000	$327,500
	Private placement @ $0.10	2,000,000	$200,000
Fiscal 2012	Private placement @ $0.10	560,000	$56,000

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

On January 2, 2012, the Company licensed the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada to Proterra Management Group Inc. (formerly 612480 BC Ltd.),a company controlled by Peter Chen, a former Director and CFO, in settlement of management fees of $125,440 owed to Proterra Management Group Inc. No rights to any other products or territories were provided to Proterra. ALDA retains a Right of First Refusal to reacquire the rights if Proterra receives a valid third party offer for nay portion of the rights provided to Proterra. ALDA retains all of the intellectual property including the DIN's NPN's, patents and trademarks. Management is of the opinion that the rights provided to Proterra were fairly priced since the Company had moved from its warehouse, could no longer support the manufacturing and marketing of disinfectants or hand sanitizers and was unable to maintain its Drug Establishment License that is required to sell hand sanitizer products. The Company also offered the rights to competing companies and to third party manufacturers and received no offers except one that was for the forgiveness of approximately $10,000 in debt owed by the Company.

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

On January 2, 2012, the Company licensed the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada to Proterra Management Group Inc. (formerly 612480 BC Ltd.),a company controlled by Peter Chen, a former Director and CFO, in settlement of management fees of $125,440 owed to Proterra Management Group Inc. No rights to any other products or territories were provided to Proterra. ALDA retains a Right of First Refusal to reacquire the rights if Proterra receives a valid third party offer for nay portion of the rights provided to Proterra. ALDA retains all of the intellectual property including the DIN's NPN's, patents and trademarks. Management is of the opinion that the rights provided to Proterra were fairly priced since the Company had moved from its warehouse, could no longer support the manufacturing and marketing of disinfectants or hand sanitizers and was unable to maintain its Drug Establishment

License that is required to sell hand sanitizer products. The Company also offered the rights to competing companies and to third party manufacturers and received no offers except one that was for the forgiveness of approximately $10,000 in debt owed by the Company.

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

4.D. Property, Plant and Equipment

The Company has no facilities.

The Company uses outside manufacturers for its production needs..

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

1.4

RESULTS OF OPERATIONS

Sales

From the sale of T36 Disinfex® and T36® Antiseptic Hand Sanitizer through its distributors to the first responder, dental, beauty, commercial and consumer markets, the Company recorded sales of$83,361in 2012 compared to  $305,592 in 2011 and $1,459,686 in 2010.

During the quarter ended June 30, 2012, sales of hand sanitizers decreased due to the passage of the flu season and the return of the competitors that had temporarily withdrawn from the Canadian market Also, the expected H1N1 pandemic was not as serious as had been feared and consumers were no longer focused on the use of hand sanitizer products. Sales of hand sanitation products declined precipitously and, at the date of this report, no new interest has been observed even as a new flu season approaches. Also, the Company’s customers have reported being overstocked on hand sanitizer inventories and did not re-order such products in 2012. Inventories of hand sanitizer expired in December, 2012. Further, since the Company vacated its warehouse after the lease expired on October 31, 2011 it had no facility that met Good Manufacturing Practices (“GMP”) requirements. As a consequence, its Drug Establishment License (“DEL”) was suspended.

Cost of Sales

For the year ended June 30, 2012, 2011 and 2010, the cost of sales incurred was $77,993, $255,889 and $1,250,439 representing 93.56%, 83.74% and 85.7% of total sales, respectively. On October 31, 2011, the Company’s lease for the warehouse expired and the Company eliminated most of its inventory and wrote it off. The Company is now occupying temporary offices.

Gross (Loss)/ Profit

For the year ended June 30, 2012, 2011 and 2010, the Company recorded a gross profit of $5,368, $49,703, and $209,247, respectively.

Advertising and Promotion

Advertising and promotion costs were $1,639 due mainly to the ceasing of organized sales. This contrasts sharply with the same period in 2011 $479,026 due to payments to VANOC for the Sponsorship, advertising associated with the Sponsorship and the preparation of new product brochures and other new marketing materials.

Conference

Conference costs were $nil, $3,509, and $19,960 for the year ended June 30, 2012, 2011 and 2010, respectively. The conference costs were high in the year ended June 30, 2010 due to attendance by company representatives at trade shows such as the annual meeting of the Ontario Dental Association and meetings organized by distributors which allowed the Company to introduce its products to sales and marketing representatives of the distributors. In 2012, conference costs were reduced to conserve cash.

Consulting

Consulting fees for the year ended June 30, 2012, 2011 and 2010 were $152,302, $368,575 and $579,632 respectively. During the 2010 fiscal year $115,225 non-cash stock-based compensation was recognized for consultants. In 2011, no non-cash stock-based compensation was recognized. Details of the non-cash stock-based compensation provided by the Company are provided in Note 7(b) of the accompanying financial statements. In addition to the non-cash stock-based compensation provided to consultants, $324,000 was paid to executives of the Company in 2011, $350,000 in 2010 in remuneration for their services to the Company. During 2012 $124,440 of consulting fees due were settled with Proterra in exchange for the Canadian license for T3/6. Subsequent to year end an additional $39,760 was settled for shares valued at $0.10 each.

Investor Relations

Investor relations activities amounted to 18,196, $88,073 and $ 116,503 for the years ended June 30, 2012, 2011 and 2010, respectively. Freeform Communications, Inc. (“Freeform”) was paid a total of $nil, $70,910 and $70,000 for their services to the Company for the year ended June 30, 2012, 2011, 2010, respectively. As of June 30, 2012, Freeform had deferred $11,000 of its payments until further financing is secured

Legal and Accounting Fees

In 2012, legal and accounting fees of $29,915 (2011 - $42,198) were lower due to relatively less legal work being required. Legal fees incurred in the periods generally consist of advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, the preparation of documentation required for private placements and attending to the closing of the private placements. Accounting fees consisted of consultation fees, auditing of the Company’s annual financial statements.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2012, 2011 and 2010 were $31,886, $76,524 and $223,263 respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred. Costs in this category include continuation of patent applications, ongoing registration of “T36 Disinfex” as a trademark in Canada, testing fees paid to BioScience Laboratories, Inc. to undertake clinical testing for the T36® therapeutic applications, and fees paid to regulatory consultants in Canada and US to pursue the registration of the Company’s therapeutics products. During the 2012 year, costs were lower due to less activity in product registration, development and patenting.

Wages and Benefits

Wages and benefits were $63,017, $237,395and $445,484 for the years ended June 30, 2012, 2011 and 2010. Costs in this category include the wages paid for accounting and administrative assistance and to sales, marketing and warehouse staff. New sales staff was hired during the 2010 fiscal year, leading to the increase in wage and benefit costs. Non-cash stock-based compensation expenses of $207,405 were recognized for employees during the 2011 fiscal year compared to $nilfor the year ended June 30, 2012.

Loss and Comprehensive Loss for the Year

The Company continued to have losses from operations of $306,656, $1,875,565 and $3,992,659 for the year ended June 30, 2012, 2011, 2010, respectively. In the 2010 fiscal year, non-cash stock-based compensation of $355,594 was similar to that of the 2009 fiscal year. In 2011, non-cash stock-based compensation was $11,522. The details of non-cash stock-based compensation are disclosed in Note 7(b) and in the Consolidated Statements of Cash Flows in the audited consolidated financial statements. Additional non-cash expenses in 2011 were $24,600 from revaluation of warrants and $431,369 from writing down inventory.

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

•

2008

$505,339

•

2009

$289,208

•

2010

$337,670

•

2011

$114,277

•

2012

$  31,886

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2011 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Terrance Owen	66	President, CEO and Director	Bi-optic Ventures Inc.	Secretary and Director
Jamie Lewin	63	CFO, Secretary and Director	Choice Gold Corp.	Phoenix Copper Corp.
Peter Chen*	50	Secretary, CFO and Director	None	n/a
Eugene Hodgson*	56	Director	Timmins Gold Corp.	Director
Linda Allison	65	Director	None	n/a
Ronald Zokol	63	Director	None	n/a
William McCoy	57	Director	None	n/a

*On December 15, Mr. Hodgson resigned from the Board of Directors for personal reasons.

*On April 12, Mr. Chen resigned from the Board of Directors for personal reasons.

o

Terrance Owen – President, CEO and Director:  B.Sc. (Honours), University of Victoria, 1968; M.Sc., Biology, UNB, 1970; Ph.D., UBC, 1974, M.B.A., SFU, 1991; President, CEO, Director and co-founder of the Company  since 2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, 1980 2002; President, Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, 1995 to 1998; Secretary of Bi-optic Ventures Inc. a company listed on the TSX Venture Exchange since September, 2002; Director of Bi-Optic Ventures Inc. since September, 2006; Director of Fortunate Sun Mining Company Ltd. since October 19, 2011 and a Director of Pacific Arc Resources Ltd. since December 23, 2011.

o

Jamie A Lewin – CFO, Secretary:  BA (Economics) Western University, 1972; LLB Laval University, 1984; MBA City University, 1992; Certified Management Accountant (CMA), 2003; Chief Financial Officer of: Grand Peak Capital Corp. since 2009, Lucky Minerals Inc. since 2010, Grenville Gold Corp. since 2011, Orofino Minerals Inc. since 2011 and Innovative Properties Inc. since 2011.  Abenteuer Resources Corp., from 2006 to 2011, Dussault Apparel, Inc., from 2007 to 2008; Musgrove Minerals Corp. 2011 – 2012, Acana Capital Corp. from 2011 to 2012. In addition he has been a Director at:  Choice Gold 2012 – current, Abenteuer Resources 2006 – 2011, Lucky Minerals 2010 – 2011 and Innovative Properties 2011 – 2012.

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

o

Eugene Hodgson – Director:   Bachelor of Arts, University of Calgary, 1978; Director, Corporate Development, Intrawest Corporation, 1990 to 1996; President, E.A. Hodgson & Associates, a private management consulting firm, since 1996; currently, Vice President, Western Region, Corp finance International Limited., a firm that provides specialized term financing to mid-sized and large companies; Director, Timmins Gold Corp., a publicly-traded companies; previously CFO and Director, Sea Breeze Power Inc.; co-founder of the "Families for School Seismic Safety" in B.C.; Member of the Advisory Committee to the Independent Power Producers of B.C.; former Director, Vancouver Board of Trade and current Area Commissioner, Pacific Spirit Area for the Boy Scouts of Canada.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2012 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Terrance G. Owen, Chief Executive Officer (1)	2012 2011 2010 2009 2008	Nil Nil Nil Nil Nil	Nil $13,000 Nil Nil Nil	$94,081 $ 180,000 $ 180,000 $ 180,000 $ 150,000 $	Nil 125,000 350,000 400,000 550,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Jamie Lewin, Chief Financial Officer	2012	Nil	Nil	$3,000 (4)	Nil	Nil	Nil	Nil
Peter Chen, past Chief Financial Officer (2)	2012 2011 2010 2009 2008	Nil Nil Nil Nil Nil	Nil Nil $13,000 Nil Nil	$ 61,221 $144,000 $ 144,000 $ 144,000 $ 120,000	Nil Nil 125,000 350,000 400,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil l

(1)

Consulting/management fees (“other annual compensation” of $94,081, $180,000, $180,000, $180,000 and $150,000 in 2012, 2011, 2010, 2009, and 2008 respectively) were paid to a management consulting company owned by Terrance Owen;

(2)

Consulting/management fees (“other annual compensation of $61,221,  $144,000, $144,000, $44,000 and $120,000 in 2012, 2011, 2010, 2009 and 2008, respectively) were paid to a management consulting company owned by Peter Chen.

(3)

Discretionary bonus paid to Terrance Owen and Peter Chen or companies owned/controlled by Terrance Owen and Peter Chen.

(4)

Jamie Lewin invoices on a fee-for services basis at $60 an hour through his proprietorship Best Fit Consulting.

Table No. 8

Stock Option Grants to directors and officers in Fiscal 2010 Ended June 30, 2010,

Fiscal 2011 Ended June 30, 2011 and Fiscal 2012 Ended June 30, 2012

Name	Number of Options Granted	% Of Total Options Granted in Fiscal Year	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant (1)
Terrance Owen	10,000 25,000 12,500	4.65 11.63 17.12	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$8,862 $32,044 $57,612
Peter Chen	10,000 25,000 12,500	4.65 11.63 17.12	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$8,862 $32,044 $57,612
Linda Allison	5,000 15,000 5,000	2.33 6.98 6.85	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045
William McCoy	5,000 15,000 5,000	2.33 6.98 6.85	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045
Eugene Hodgson	5,000 15,000 5,000	2.33 6.98 6.85	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045
Ron Zokol	5,000 15,000 5,000	2.33 6.98 6.85	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$4,431 $19,226 $23,045

(1) See Notes 7.(b)(i), (ii) and (iv)of the accompanying financial statements for the year ended June 30, 2012.

The following table gives certain information concerning stock option exercises during Fiscal 2012 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2012

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the fiscal years ended June 30, 2012 and 2011, no options were granted. During the fiscal year ended June 30, 2010, a total of 750,000 were granted and 20,000 options were subsequently cancelled due to the departure of an employee. Table 8 excludes 280,000 share purchase options granted to non-officer and non-director employees, which were granted on October 15, 2009 at an exercise price of $0.55 and have a term of 5 years from the date of grant. During the fiscal year ended June 30, 2009, a total of 2,150,000 stock options were granted and 1,830,000 were exercised. Table 8 excludes 650,000 share purchase options granted to non-officer and non-director employees, which were granted on October 31, 2008 and June 4, 2009 at an exercise price of $0.20 to $0.25, respectively, and have a term of 5 years from the date of grant.

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

Jamie Lewin currently invoices on a fee-for services basis at $60 an hour through his proprietorship Best Fit Consulting.

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

6.D. Employees

As of the date of this report, the Company had no employees except for the two Officers, President & CEO, Terrance Owen and CFO, Jamie, who is invoices on a straight fee-for-services basis at $60 an hour.

6.E. Share Ownership

Table No. 10 lists, as of June 30, 2012, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from June 30, 2012
Common	Terrance Owen	163,850	2.56%	154,500
Common	Linda Allison	33,800	0.53%	55,000
Common	Peter Chen	76,785	1.20%	92,500
Common	Eugene Hodgson	6,750	0.11%	25,000
Common	Ronald Zokol	30,500	0.48%	35,500
Common	William McCoy	7,250	0.11%	27,250
	Total Directors/Management	318,935	4.99%	389,750

 (1) Based on 6,959,680 outstanding as of June 30, 2012

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan was filed with the 2005 Form 20-F as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on January 27, 2012. A copy of the amended Stock Option Plan is provided as Exhibit 4.m. It will remain in effect until the next Annual General Meeting of Shareholders.

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

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 11 as of June 30, 2012, as well as the number of options granted to them. There are outstanding stock options granted to consultants, scientific advisors and investor relations.

Table No. 11

Stock Options Outstanding

Directors and Officers	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Terrance Owen	10,000 25,000 12,500	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Peter Chen	10,000 25,000 12,500	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Linda Allison	5,000 15,000 5,000	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
William McCoy	5,000 15,000 5,000	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Eugene Hodgson	5,000 15,000 5,000	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Ron Zokol	5,000 15,000 5,000	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
TOTAL	195,000

Table No. 11 (cont’d)

Stock Options Outstanding

Employees and Others	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Allan Shapiro	10,000 15,000	$2.00 $2.50	10/31/2008 06/04/2009	10/31/2013 06/04/2014
Eric Lam	5,000 20,000 8,000	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014
Tracy Haubrich	2,000	$5.50	10/15/2009	10/15/2014
Diane Mann	13,000	$5.50	10/15/2009	10/15/2014
Freeform Communications	15,000 5,000	$2.50 $5.50	06/04/2009 10/15/2009	06/04/2014 10/15/2014
Total consultants, scientific advisors, employees and investor relations	93,000
Total Outstanding	288,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2012, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of June 30, 2012, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

Name	Number of Common Shares, Warrants and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2012 (1)	Options and warrants exercisable in 60 days
N/A	N/A	N/A	N/A

(1) Based on 6,959,680 shares outstanding

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

7.A.2. Canadian Share Ownership.

On June 30, 2012, the Company’s shareholders’ list showed 6,959,680 common shares outstanding, an estimated 368 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 31 holders of record  resident in Canada, holding 6,895,246 common shares; 2 holders of record resident in the USA, holding 2,400 common shares and 3 holders of record resident elsewhere holding 62,034 common shares.

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

During the year ended June 30, 2012, the Company was invoiced for consulting fees of $155,305 (2011: $324,000; 2010: $350,000) from companies controlled by directors of the Company. The Company paid $116,305 for 2012 (2011: $178,000; 2010: $350,000). The remainder, $39,000 for 2012 (2011: $146,000; 2010: $NIL) will be paid when sufficient financing becomes available.

During the year ended June 30, 2012, the Company paid $Nil of rent (2011: $9,572; 2010: $38,259) to a company controlled by a director of the Company. On October 13, 2011, the company moved from the premises owned by the director as a result of the corporate office relocation.

During the year ended June 30, 2012, the Company received financial loans in the amount of $29,000 (2011: $77,000; 2010: $NIL) from companies controlled by the directors of the Company.

During the year ended June 30, 2012, the company recorded stock based compensation expense of $NIL (2011: $Nil; 2010: $115,225;) to directors and companies controlled by a director of the Company.

During the year ended June 30, 2012, the Company had subscriptions receivable of $Nil (2011: $30,000; 2010: $NIL) owing by directors of the Company, the funds were received in the year ended June 30, 2011 resulting in a carrying balance of $NIL

The Company entered into an agreement with Phigenics, LLC on July 21, 2005 (see “10.C. Material Contracts” for a summary of the agreement and Exhibit 4.a. for details of the agreement). William McCoy, a Director of the Company, is the Chief Technical Officer of Phigenics. This agreement is still in effect but will not become effective until such time as the Company pursues the registration of products with the EPA in the US.

Accounting Fees

For the annual statements dated June 30, 2012, 2011, 2010 and 2009 the Company paid accounting fees of $16,000, $23,000 and $35,000 to Meyers Norris Penny LLP and, for the annual statements dated June 30, 2009, $29,010 to HLB Cinnamon Jang Willoughby, Charted Accountants. During the financial year ending June 30, 2010 HLB Cinnamon Jang Willoughby restructured by way of a merger to form Meyers Norris Penny LLP.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

As if the date of this report, $106,000 is owing to Terrance Owen, President, CEO and Director by the way of Promissory Notes for funds advanced to the Company. Also as noted above, as of October 31, 2011, companies controlled by Terrance Owen and Peter Chen, CFO and Director, had accrued management fees of $159,040 and $125,440, respectively. There is no money owing to any other members of senior management or members of the Board of Directors.

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

The transition date for the Company is July 1, 2011, at which time Canadian GAAP ceased to apply for the Company and was replaced by IFRS. The Company’s first set of filing prepared under IFRS was the unaudited interim financial statements for the quarter ending September 30, 2011, including comparative IFRS financial information for the quarter ending September 30, 2010, an opening balance sheet as at July 1, 2010 and full disclosure of all new IFRS polices. The first annual IFRS financial statements is for the year ending June 30, 2012 with restatement of comparative balance sheets as at June 30, 2011 and July 1, 2010 and statement of operations for the year ended June 30, 2011, as well as conversion adjustments and reconciliations for the year ending June 30, 2012.

Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The management of the Company developed a project plan for the conversion to IFRS based on the current nature of the operations. The Company broke down its IFRS transition plan into three phases: (1) Diagnostic and Scoping phase; (2) Planning, Analysis and Design phase, and (3) Implementation and Transition phase.  The Diagnostic and Scoping phase required the Company to assess the key accounting policies and financial systems that would be impacted by the transition to IFRS. Each potential impact identified during this phase was ranked to the degree of impact on our financial reporting and the overall complexity of the conversion effort. During the year, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure.

The Planning, Analysis and Design phase required the Company to prepare detailed analysis of the major differences between GAAP and IFRS applicable to the Company, decisions on accounting policy choices where applicable, a review of the information technology systems and determining the impact of the conversion on the business activities and internal control environment. During the year ended June 30, 2012, the Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies, the consideration of options available including the application of IFRS-1- First-time adoption of International Financial Reporting Standard for an entity’s initial adoption of IFRS. Key management has been trained throughout the convergence period. Current accounting program used is sufficient enough to support requirements of IFRS policy and reporting. There were minimal changes to our internal control over financial reporting and disclosure controls and procedures upon transition to IFRS.

The Implementation and Transition phase required the Company to fully execute the necessary changes to the information technology systems, and the internal controls and development of the financial statement presentation and disclosures in accordance with the management’s accounting choices of IFRS. The Company implemented the identified changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting. There was no significant impact on its business processes, financial systems, disclosure controls and internal controls over financial reporting as a result of change to IFRS.

The Company’s adoption of IFRS required the application of IFRS-1 First-time adoption of International Financial Reporting Standard (“IFRS 1”) which provided guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company  elected on transition date: (1) Fixed assets: The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company did not utilize this election; (2) Financial instruments: The adopter may elect to reclassify a financial instrument as an available for sale, or as a financial asset or financial liability as at fair value through profit or loss, at the date of transition to IFRS, provided the asset or liability meets certain criteria. The Company kept the same classification of its financial instruments.

The adoption of IFRS resulted in some changes to the Company’s existing accounting policies prepared in accordance to Canadian GAAP. During the evaluation process, the Company prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines. The Company  identified a number of differences between Canadian GAAP and IFRS and potential changes to its existing accounting policies in key areas that affected the Company’s financial reporting. Set out below are selected key areas of accounting differences where changes in accounting policies in conversion to IFRS impacted the Company’s consolidated financial statements.

Presentation of Financial Statement (IAS 1)

Financial statement presentation addressed in conjunction with the related IFRS standards. Certain additional disclosures were required in the notes to the financial statements and the statement of operations were modified to reflect either a presentation by nature or by function.

Property, plant and equipment (IAS 16)

Property, Plant & Equipment under IAS 16 and Canadian GAAP contain the same basic principles, however there were some differences. IFRS required that significant parts of an asset be depreciated separately and that depreciation commenced when the asset was available for use. IFRS also permitted property, plant and equipment to be measured using the fair value model or the historical cost model. The Company did not adopt the fair value measurement model for its property, plant and equipment. The Company continued to measure its property, plant and equipment at amortized cost.

Impairment of assets (IAS 36)

Under Canadian GAAP, the impairment test for assets or asset groups was a two-step process. The first step involved comparing undiscounted future cash flows of an asset or asset group to the carrying value. If the undiscounted cash flows were below the carrying value, the second step was required whereby an impairment charge was calculated as the difference between the asset or asset group discounted future cash flows, and its carrying amount. Impairments under IAS 36 only required a one-step impairment test. Using this test, the carrying value of an asset or asset group (referred to as a Cash Generating Unit) was compared to its recoverable amount, which was the higher of fair value less costs to sell, and value-in-use, which involved discounted future cash flows. Also, unlike Canadian GAAP, IFRS required impairment charges to be reversed when circumstances indicate that the impairment no longer existed. This did not impact the Company’s financial statements.

Share-based compensation (IFRS 2)

Stock-based compensation – IFRS 1 encouraged, but did not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter was also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Company was required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

Revenue (IAS 18)

The current general principles for revenue recognition are very similar between IFRS and Canadian GAAP. There were no significant quantitative differences upon the adoption of IFRS.

Estimates: IFRS 1 did not permit changes to estimates that were made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date are consistent with those made under current Canadian GAAP

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

8.A.7. Legal/Arbitration Proceedings

. On January 5, 2012, at a court hearing, Cosmaceutical Research Lab, Inc. (CRL) received a Small Claims judgment against the Company for the amount of $9,727.93. The Company is in discussions with CRL on how to pay the amount owing. Other than this one action, the Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.

On March 29, 2012, ACD Insurance Services Ltd. filed a Notice of Claim (“the ACD Claim”) in the Provincial Court of British Columbia, North Vancouver against the Company for $2,148.00 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company.

8.B. Significant Changes

On December 15, 2011, Mr. Eugene Hodgson resigned as a director and was replaced on the audit committee by Dr. Ronald Zokol. On December 19, 2011 the Company announced that Mr. Hodgson was to be replaced by Mr. Sina Pirooz but the Company did not complete the appointment due to a decision to reduce the number of directors to five from six after Mr. Hodgson’s resignation.

On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680. All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

On April 12, 2012 Peter Chen resigned as CFO, Secretary and Director of the Company. On the same date Jamie Lewin accepted to act as CFO, Secretary and Director.

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

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

Sale - Canadian Dollars

	High	Low	Closing
Month ended 12/31/12	n/a	n/a	m/a
Month ended 11/30/12	0.085	0.085	0.085
Month ended 10/31/12	0.095	0.075	0.095
Month ended 09/30/12	n/a	n/a	n/a
Month ended 08/31/12	n/a	n/a	n/a
Month ended 07/31/12	0.07	0.07	0.07

Fiscal Year Ended 06/30/2012	n/a	n/a	n/a
Fiscal Year Ended 06/30/2011	0.14	0.04	0.05
Fiscal Year Ended 06/30/2010	0.74	0.12	0.12
Fiscal Year Ended 06/30/2009	0.48	0.06	0.17
Fiscal Year Ended 06/30/2008	1.57	0.14	0.42

Fiscal Quarter Ended 12/31/2012	0.11	0.11	0.11
Fiscal Quarter Ended 09/30/2012	0.085	0.085	0.085
Fiscal Quarter Ended 06/30/2012	n/a	n/a	n/a
Fiscal Quarter Ended 03/31/2012	0.155	0.145	0.15
Fiscal Quarter Ended 12/31/2011	0.04	0.02	0.025
Fiscal Quarter Ended 09/30/2011	0.05	0.03	0.03
Fiscal Quarter Ended 06/30/2011	0.09	0.04	0.05
Fiscal Quarter Ended 03/31/2011	0.11	0.08	0.08

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

Table No. 13 lists, as of June 30, 2012, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
September 7, 2010 January 12, 2011 April 27, 2012	327,500(1) 200,000(2) 560,000(3)	327,500 200,000 560,000	$2.00 $2.00 $0.10	September 7, 2012 January 12, 2013 April 27, 2014

(1)

Issued pursuant to a private placement which closed on September 7, 2010. Exercisable period of the warrants to September 7, 2011 at the exercise price of $2.00 per share with a forced exercise provision attached to each warrant.

(2)

Issued pursuant to a private placement which closed on January 12, 2011. Exercisable period of the warrants to January 12, 2013 at the exercise price of $2.00 per share with a forced exercise provision attached to each warrant.

(3)

Issued pursuant to a private placement which closed on April 27, 2012. Exercisable period of the warrants to April 27, 2014 at the exercise price of $0.10 per share with a forced exercise provision attached to each warrant.

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

At June 30, 2012, there were an unlimited number of common shares authorized and 6,959,680 common shares issued and outstanding. On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis

At June 30, 2011, there were an unlimited number of common shares authorized and 63,996,799 common shares issued and outstanding.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.85	117,647	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$1.70	120,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $1.70	15,000	$25,500.00

Fiscal 2004	Private Placement @ $1.50	34,666	$52,000.00
	Private Placement @ $2..00	620,000	$1,240,000.00

Fiscal 2005	Private Placement @ $1.00	300,000	$300,000.00

Fiscal 2006	Private Placement @$0.50 Private Placement @$0.50	391,600 110,000	$195,800.00 $55,000.00

Fiscal 2007	Private Placement @$1.50 Private Placement @$1.00	143,000 800,000	$71,500.00 $800,000.00

Fiscal 2008	Private placement @ $1.20	200,000	$240,000.00
	Private placement @ $1.50	350,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $2.50	600,000	1,500,000.00

Fiscal 2011	Private placement @ $1.00 Private placement @ $1.00	327,500 200,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.10	560,000	$56,000

*Shares consolidated 10 to 1and adjusted on a retrospective basis.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Linda Allison, Eugene Hodgson and Jamie are members of the Company’s Audit Committee. Linda Allison and Eugene Hodgson are considered “independent” and “financially literate”, as those terms are defined in applicable securities legislation.

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

Jamie A Lewin – CFO, Secretary:  BA (Economics) Western University, 1972; LLB Laval University, 1984; MBA City University, 1992; Certified Management Accountant (CMA), 2003; Chief Financial Officer of: Grand Peak Capital Corp. since 2009, Lucky Minerals Inc. since 2010, Grenville Gold Corp. since 2011, Orofino Minerals Inc. since 2011 and Innovative Properties Inc. since 2011.  Abenteuer Resources Corp., from 2006 to 2011, Dussault Apparel, Inc., from 2007 to 2008; Musgrove Minerals Corp. 2011 – 2012, Acana Capital Corp. from 2011 to 2012. In addition he has been a Director at:  Choice Gold 2012 – current, Abenteuer Resources 2006 – 2011, Lucky Minerals 2010 – 2011 and Innovative Properties 2011 – 2012.

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

Year	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2010	$31,000 (89%)	$Nil (0%)	Nil (0%)	$4,000 (11%)
2011	$23,000 (100%)	$Nil (0%)	Nil (0%)	$Nil (0%)
2012	$16,000 (69%)	$Nil (0%)	$1,900 (11%)	$Nil (0%)

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2012 and 2011.

1.

Auditor’s Report, dated October 29, 2012.

2.

Consolidated Statements of Financial Position at June 30, 2012, June 30, 2011 and July 01, 2010.

3.

Consolidated Statements of Operations and Comprehensive Loss for the fiscal years ending June 30, 2012 and 2011.

4.

Consolidated Statements of Changes In Equity as at: June 30, 2012, June 30, 2011 and July 01, 2010.

5.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2012 and 2011.

6.

Notes to Consolidated Financial Statements.

7.

Management Discussion and Analysis dated October 29, 2012

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

c.

Non-competition agreement dated November 13, 2003 with 513947 BC Ltd., Allan Shapiro and Michael Wilby previously filed as Exhibit 4.i with the amended 2007 Form 20-F filed on December 3, 2008;

d.

Directors’ Service contract with Terrance Owen and 503213 BC Ltd. previously filed as Exhibit 4.j with the amended 2007 Form 20-F filed on March 27, 2009;

e.

Directors’ Service contract with Peter Chen and 612480 BC Ltd. previously filed as Exhibit 4.k with the amended 2007 Form 20-F filed on March 27, 2009;

f.  Amended Stock Option Plan, approved by the shareholders at an Annual General Meeting held on December 11, 2009.n.   Office Premises Lease Agreement, dated November 1, 2009.; Remove from here and EDGAR

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

CONSOLIDATED

FINANCIAL  STATEMENTS

For the Years Ended

June 30, 2012 and 2011

Management’s Responsibility

To the Shareholders of ALDA Pharmaceuticals Corp.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management, and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Board is also responsible for recommending the appointment of ALDA Pharmaceuticals Corp.’s external auditors.

We draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, the Board of Directors, Audit Committee and management to discuss their audit findings.

October 29, 2012

“Terry Owen”

      “Jamie Lewin”

Chief Executive Officer

Chief Financial Officer

Auditor’s Report

INDEPENDENT AUDITORS' REPORT

To the Shareholders of ALDA Pharmaceutical Corp.:

We have audited the accompanying consolidated financial statements of ALDA Pharmaceutical Corp., which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011, and July 1,

2010, and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended June 30, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ALDA Pharmaceutical Corp. as at June 30, 2012, June 30, 2011, and July 1, 2010, and the results of their operations and their cash flows for the years ended June 30, 2012 and 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of these consolidated financial statements, which states that ALDA Pharmaceutical Corp. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 2, indicates  the  existence  of  a  material  uncertainty  which  may  cast  doubt  about  the  ability  of  ALDA Pharmaceutical Corp. to continue as a going concern.

October 29, 2012

Vancouver, BC                                                                                                        Chartered Accountants

ALDA PHARMACEUTICALS CORP. CONSOLIDATED

STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2012, JUNE 30, 2011 AND JULY 1, 2010

EXPRESSED IN CANADIAN DOLLARS	June 30, 2012	June 30, 2011	July 01, 2010
ASSETS
Current Assets
Cash and Equivalents	$ 2,335	$ 9,095	$ 146,701
Accounts Receivable	8,159	57,291	162,398
Inventory (Note 6)	-	94,929	593,574
Prepaid Expenses and Others	9,077	27,298	207,535
	19,751	188,613	1,110,208

Equipment (Note 7)	-	1,881	4,876
Long Term Prepaid Expense (Note 8)	-	-	237,983

Total Assets	$ 19,751	$ 190,494	$ 1,353,067

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities (Note 11)	$ 347,235	$ 304,996	$ 195,788
Sponsorship Liability – Current portion (Note 8)	875,000	875,000	680,000
Promissory Notes (Note 12)	118,500	77,000	-
	1,340,735	1,256,996	875,788

Sponsorship Liability (Note 8)	-	-	237,983
Total Current Liabilities	1,340,735	1,256,996	1,113,771

SHAREHOLDERS’ DEFICIT
Share Capital (Note 9(a))	7,933,288	7,921,708	7,494,231
Subscriptions Receivables (Note 10, 13)	-	-	(30,000)
Reserves (Note 9 (d) & (e)	2,644,960	2,604,638	2,492,259
Deficit	(11,899,412)	(11,592,848)	(9,717,194)
	(1,321,164)	(1,066,502)	239,296
Total Liabilities & Shareholders’ Deficit	$ 19,571	$ 190,494	$ 1,353,067

Going Concern (Note 1)
Subsequent events (Note 18)

*See accompanying notes to the consolidated financial statements

Approved on Behalf of the Board of Directors on October 29, 2012. “Terry Owen” “Jamie Lewin” Terry Owen, Director Jamie Lewin, Director

ALDA PHARMACEUTICALS CORP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2012 AND JUNE 30, 2012

EXPRESSED IN CANADIAN DOLLARS	June 30, 2012	June 30, 2011
Revenues	$ 83,361	$ 305,592
Expenses
Advertising and Promotion	1,639	479,026
Changes in Inventory	77,993	255,889
Conference	-	3,509
Consulting (Note 8(b) for stock-based compensation)	152,302	368,575
Depreciation-Furniture and Equipment	1,881	2,995
Dues and Filing Fees	43,701	33,792
Interest and Bank Charges	928	3,668
Investor Relations	18,196	88,073
Legal and Accounting	29,915	42,198
Office and Miscellaneous	20,635	44,914
Product Registration & Development	31,886	76,524
Rent	28,187	63,165
Recovery / write down of inventory	34,506	431,369
Travel	137	22,469
Wages and Benefits	63,017	237,395
Warrant Revaluation	-	24,600
Total Expenses	504,923	2,178,161
Finance Expense	12,810	2,996
Settlement of Management Fees	(127,806)	-
	(114,996)	2,996
Income/(Loss) and Comprehensive Income/ (Loss) for the
Period	$ (306,565)	$ (1,875,565

Basis Loss Per Share	$ (0.05)	$ (0.03)
Diluted Loss Per Share	$ (0.05)	$ (0.03)
Weighted Average Number of Shares Outstanding	6,451,760	6,231,468

*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AS AT JUNE 30, 2012, JUNE 30, 2011 AND JULY 1, 2010

EXPRESSED IN CANADIAN DOLLARS	Number of Shares	Share Capital	Subscription Receivable	Warrant Reserve	Option Reserve	Deficit	Total

Balance, July 1, 2011	6,399,680	$ 7,921,708	-	964,026	1,640,614	(11,592,847)	(1,066,499)
Issued during the year for cash
Private Placements	560,000	56,000	-	-	-	-	56,000
Share issuance costs
Finder’s fees	-	(4,100)	-	-	-	-	(4,100)
Stock-based compensation	-	-	-	-	-	-	-
Warrant in placement	-	(40,320)	-	40,320	-	-	-
Subscription funds received	-	-	-	-	-	-	-
Net comprehensive loss	-	-	-	-		(306,565)	(307,372)
Balance, June 30, 2012	6,959,680	$ 7,933,288	$ -	$ 1,004,346	$ 1,640,614	$ (11,899,412)	$ (1,321,971)

	Number of Shares	Share Capital	Subscription Receivable	Contributed Surplus Warrants	Contributed Surplus Options	Deficit	Total

Balance, July 1, 2010	5,872,180	$ 7,494,231	$ (30,000)	$ 863,168	$ 1,629,091	$ (9,717,194)	$ 239,296
Issued during the year for cash
Private placements	527,500	451,240	-	76,257	-	-	527,497
Share issuance costs	-	(21,513)	-	-	-	-	(21,513)
Finder’s fees	-	(2,250)	-	-	-	-	(2,250)
Stock-based compensation	-	-	-	-	11,522	-	-
Warrant revaluation	-	-	-	24,600	-	-	24,600
Subscription funds received	-	-	30,000	-	-	-	30,000
Net comprehensive loss	-	-	-	-	-	(1,875,654)	(1,875,654)
Balance June 30, 2011	6,399,680	$ 7,921,708	$ -	$ 964,025	$ 1,640,613	$ (11,592,848)	$ (1,066,502)

*On March 8, 2012, the Company consolidated its share capital on a one (1) new common share without par value for every ten (10) existing common shares without par value basis. All common shares and per share amounts have been restated to give retroactive effect to the share consolidation.

*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

EXPRESSED IN CANADIAN DOLLARS	2012	2011
Operating Activities:
Income/(Loss) and Comprehensive Income/(Loss)
for the Period	$ (306,565)	$ (1,875,565)
Depreciation-Furniture and Equipment	1,881	2,905
Stock-Based Compensation	-	11,522
Warrant Revaluation	-	24,600
Inventory write-down	34,506	431,369
Accretion of Sponsorship Liability	-	32,017
	(270,178)	(1,373,152)
Changes in Non-Cash Working Capital Items Decrease/ (Increase) in Accounts Receivable	49,132	105,107
Decrease/ (Increase) in Inventory	60,423	67,276
Decrease/ (Increase) in Prepaid	18,221	418,221
(Decrease)/ Increase in Accounts Payable and
Accrued Liabilities	83,739	109,208
	211,515	(699,812)
Investing Activities: Purchase of Furniture and Equipment Decrease/(Increase) in Short Term	-	-
Investments	-	-
	-	-
Financing activities: Net Proceeds on Issuance of Shares	56,000	527,497
Change in sponsorship liability		(75,000)
Share issue costs	(4,100)	(23,763)
Proceeds from subscriptions receivable		30,000
Net Promissory Notes		77,000
	51,900	535,734
Increase/ (Decrease) in Cash	(6,761)	(137,606)
Cash, Beginning of Period	$ 9,095	$ 146,701
Cash, End of Period	$ 2,335	$ 9,095

*See accompanying notes to the consolidated financial statements

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

1.

NATURE OF OPERATIONS AND GOING CONCERN

ALDA Pharmaceuticals Corp. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)”.  The address of the Company’s corporate office and principal place of business is located at Suite 1518, 1030 West Georgia Street, Vancouver, BC, Canada, V6E 2Y3.

The Company’s main business activity is the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to an insider of the Company as discussed in more detail in Note 13(a).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. During the year ended June 30, 2012, the Company experienced operating losses and negative operating cash flows, operations of the Company having been funded by the issuance of share capital.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected.

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

	June 30, 2012 $	June 30, 2011 $	April 1, 2010 $
Deficit	(11,899,412)	(11,592,848)	(9,717,194)
Working capital deficiency/
Working capital	(1,321,164)	(1,068,383)	234,420

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

2.

STATEMENT OF COMPLIANCE

The financial statements of the Company, including comparatives, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations    Committee (“SICs”) and effective for the Company’s reporting period ended June 30,

2012.

Subject to certain transition elections disclosed in Note 19, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. As the Company issued its first annual financial statements under IFRS on June 30, 2011, the comparative figures for 2011 in these financial statements are IFRS figures.

These consolidated financial statements were authorized for issuance by the Board of Directors on

October 29, 2012

3.

BASIS OF PRESENTATION

These financial statements have been prepared on the historical cost basis. The presentation and functional currency of the Company is the Canadian dollar.

4.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements for the year ended June 30, 2012, including comparatives have been  prepared  using  accounting  policies  in  compliance  with  International  Financial  Reporting Standards (“IFRS”).

a)    Consolidation

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

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d)   Inventory

Inventory is comprised of finished goods and related raw materials.  Finished goods are reported at the lesser of cost and estimated net realizable value.  Raw materials are reported at the lesser of cost  and  replacement  cost.    Inventory  is  determined  using  the  first  in,  first  out  cost  flow assumption.

e)

Furniture and equipment

Furniture and equipment is recorded at cost and is depreciated using the following annual rates: Furniture and fixtures  20% Straight line

Computer equipment

30% Straight line

Computer software

30% Straight line

Where an item of furniture and equipment is made up of more than one significant part, each part is depreciated separately over its respective estimated useful life.  The estimated useful lives, residual values and depreciation methods are reviewed each year end, with the effect of any changes in estimate being accounted for on a prospective basis. Gains and losses on disposal of property  and  equipment  are  determined  by  comparing  the  proceeds  from  disposal  with  the carrying amount of furniture and equipment, and recognized net of costs associated with the disposal within other income in net loss for the period.

f)

Impairment

(i)   Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)  Non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f)

Impairment (continued)

(ii)  Non-financial assets (continued)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized

g)   Patent application and development costs

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

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j)

Income taxes

Income tax expense comprises current and deferred income tax.  Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current income tax

Current income tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current income tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates  positions  taken  in  tax  returns  with  respect  to  situations  in  which  applicable  tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax

Deferred income taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method.   Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred income tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

k)   Stock-based compensation

The Company follows the fair value method of accounting for the stock option awards granted to employees, directors, officers and consultants.  Stock options issued to consultants are accounted for based on the fair value of the services rendered.  If this cannot be reliably measured the stock options are valued using the fair-value-based method over the period of services provided.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k)   Stock-based compensation (continued)

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of expected market prices and an expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. Share-based compensation is amortized to earnings over the vesting period of the related option. Any consideration received from the participants upon exercise of stock options is credited to share capital.  The Company uses graded or accelerated depreciation which specifies that each vesting tranche must be accounted for as a separate arrangement with a unique fair value measurement. Each vesting tranche is subsequently amortized separately from the grant date.  Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

l)

Share Capital

Common shares issued in exchange for goods and services are recorded at an amount based on the fair market value of the common shares just prior to the date of issuance. Common shares issued in private placements, in conjunction with common share purchase warrants, are recorded using the residual method, whereby the proceeds of the private placement are allocated first to the common shares at the lesser of the common share’s fair value and the gross proceeds of the private placement,  with  any  residual  amounts  then  being  allocated  to  the  common  share  purchase warrants. Share issuance expenses are applied against share capital.  As at June 30, 2012, there were 1,087,500 warrants issued and outstanding.

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

n)

Foreign Exchange

Foreign currency transactions are translated into the Company’s functional currency, Canadian dollars, at exchange rates in effect on the date of the transactions.  Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect as at the statement of financial position date.  Revenue and expenses were translated at the rate of exchange prevailing when the transactions were settled.   Foreign currency gains and losses are included in general and administrative expenses.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o)

Financial Instruments

Financial instruments are initially recognized at their fair value on a settlement date basis when the Company becomes a party to the contractual provisions of the financial instrument or non- financial derivative contract.

Fair Values - Fair value is the amount at which a financial instrument could be exchanged between willing  parties  based  on  current  markets  for  instruments  with  the  same  risk,  principal  and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions and maturities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Unless otherwise noted, cash and cash equivalents, HST receivable, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.  The fair values of these instruments approximate their carrying values due to the short term nature of these financial instruments.

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.   Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for- trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

Financial assets at fair value through profit or loss (“FVTPL”) - Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as FVTPL.  Any financial instrument can be designated as FVTPL as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as FVTPL, which accordingly are carried at their fair values.  FVTPL assets are not subject to significant credit, foreign exchange or interest rate risk due to their short term nature.

Held-to-maturity - Financial assets that have a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

4.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o)

Financial Instruments (continued)

Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings. Any transaction costs incurred to acquire held-to-maturity financial assets will be included in earnings.  Currently, the Company has no held-to-maturity financial assets.

Loans and receivables - Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings. Any transaction costs incurred to acquire loans and receivables financial instruments will be included in earnings. The Company has classified GST receivable as loans and receivables.

Available-for-sale - Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any unrealized gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings. Any transaction costs incurred to acquire available-for-sale financial assets will be included in earnings. Currently, the Company has no available-for-sale financial assets.

Other financial liabilities - Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities, sponsorship liability and promissory notes as other financial instruments, which are accordingly carried at amortized cost. Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

q)   Use of Estimates

The preparation of financial statements using accounting policies in compliance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. . Such estimates may have a significant impact on the interim condensed consolidated financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations.  The preparation of the interim condensed consolidated financial statements also requires management to exercise judgment in the process of applying the accounting policies.  Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, valuation of accounts receivables, recognition of revenue and valuation of inventory.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

5.   RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS

31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, provides   the guidance on the measurement of   fair value and related disclosures through a fair value hierarchy.

6.

INVENTORY

Inventory consists of the following:

	June 30, 2012	June 30, 2011	July 1, 2010
Finished goods	$ -	$ 60,653	$ 394,646
Raw materials	-	34,276	198,928
	$ -	$ 94,929	$ 593,574

When the Company did not renew the facilities lease, its license to sell pharmaceutical products became impaired and the “Use Before Date” on the remaining inventory was approaching, accordingly the inventory was written down to $nil at year end.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

7.

EQUIPMENT

Equipment consists of the following:

	Cost	Accumulated Depreciation	June 30, 2012 Net

Computer equipment	$ 33,997	$ 33,997	$ 0

	Cost	Accumulated Depreciation	June 30, 2011 Net

Computer equipment	$ 33,997	$ 32,116	$ 1,881

8. SPONSORSHIP LIABILITY

Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012.  The scheduled sponsorship payments per the sponsorship agreement were in default.  As June 30, 2012, the total outstanding sponsorship liability was $875,000.  The Company has been unable to pay the remaining $875,000 that is owed to the Canadian Olympic Committee (“the COC”) under the terms of the Sponsorship. As a result, the Company has agreed to stop using the Olympics marks. Also, with the agreement of the Company, the full amount of the COC liability has been assigned by the COC to a third party. Full details of the assignment are available in Note 18

Subsequent Events.

Full amount of future benefits recognized of use of Olympic Marks of $237,983 was expensed to earnings during the year ended June 30, 2011.

9.   SHAREHOLDERS’ EQUITY

a)    Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680.   All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation. At June 30, 2012 there were 6,959,680 shares issued and outstanding.

Private Placements

i)

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $56,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

ii)   On January 12, 2011, the Company closed a private placement for total gross proceeds of

$200,000.  A total of 200,000 units of the Company were issued at a price of $1.00 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $2.00 per common share for a period of 24 months from the date of issuance of the purchase warrant with a forced exercise prevision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on May 13,

2011.  Legal fees of $5,626 were charged against share capital in connection with the private placement.  Warrants were valued at $18,676.

iii)  On September 7, 2010, the Company closed a private placement for total gross proceeds of

$327,500.  A total of 327,500 units of the Company were issued at a price of $1.00 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share of the Company at a price of $2.00 per common share for a period of 24 months from the date of the issuance of the purchase warrant with a forced exercise provision attached to each warrant.  The issuance with respect to the private placement will be subject to a hold period expiring on January 8, 2011.  The Company paid finders’ fee of $2,250 to certain registrants with respect to the offering.  Finders’ fees of $2,250 and legal fees of $15,887 were charged against share capital in connection with the private placement. Warrants were valued at $57,581.

Warrants exercised

i)

During the year ended June 30, 2010, 138,000 warrants were exercised by the holders at an exercise price range of $4.50 per warrant for total gross proceeds of $621,000. Warrant value of $74,506 previously recorded in contributed surplus for warrants were credited to share capital.

ii)   On August 13, 2010, the Company received an approval for the extension of the exercise period of a total 600,000 outstanding share purchase warrants issued as part of the non- brokered private placement of common share units that closed on September 30, 2009. Pursuant to the extension, the applicable exercise period will be extended by one further year, from September 16, 2010 to September 16, 2011.  The warrant exercise price of $4.00 per share will remain the same.

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

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

9.

SHAREHOLDERS’ EQUITY (CONTINUED)

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time.   Pursuant to the policies of the TSX Venture Exchange, shares issued on exercise of options are restricted from trading during the four month period subsequent to the date of grant.

A summary of the Company’s stock options and changes during each year is presented below:

	Year ended June 30, 2012		Year ended June 30, 2011
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Outstanding, beginning of year	288,000	$ 3.20	560,000	$ 4.70
Granted during period/year	-	-	-	-
-consulting/officer	-	-	-	-
-directors	-	-	-	-
-employees	-	-	-	-
-investor relations	-	-	-	-
Cancelled during period/year	-	-	(272,000)	6.30
Outstanding, end of period/year	288,000	$ 3.20	288,000	$ 3.20

The following table summarizes information about stock options outstanding at June 30, 2012:

Number of Shares	Exercise Price	Expiry Date	Number Exercisable	Exercise Price
55,000	$ 2.00	October 31, 2013	55,000	$ 2.00
160,000	$ 2.50	June 4, 2014	160,000	$ 2.50
73,000	$ 5.50	October 15, 2014	73,000	$ 5.50
288,000			288,000

(i)

On October 31, 2008, the Company granted options to acquire 55,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise price of $2.00 with an exercisable term of five years expiring on October 31,

2013. 50,000 options vested immediately with an estimated fair value of $0.09 per share resulting $48,743 in stock based compensation expense being recognized. 5,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant.

(ii)

On June 5, 2009, the Company granted options to acquire 160,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise of $2.50 with an exercisable term of five years expiring on June 4, 2014. 145,000 options vested immediately with an estimate fair value of $0.13 per share resulting $185,853 in stock based compensation expense being recognized. 15,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

9.   SHAREHOLDERS’ EQUITY (CONTINUED)

(iii)

On October 15, 2009, the Company granted options to acquire 75,000 common shares of the company to directors, consultants, officers, employees and investor relations. The options had an exercise of $5.50 with an exercisable term of five years expiring on October 15, 2014.

70,000 options vested immediately with an estimate fair value of $0.46 per share resulting

$324,935 in stock based compensation expense being recognized. 5,000 options were vested in equal quarterly installments over a period of 12 months from the date of grant. In 2010,

2,000 were canceled when an employee left the company.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	June 30, 2012	June 30, 2011
Consulting/Officers	$ -	$ -
Investor Relations	-	11,522
Wages and Benefits	-	-
Total Stock-Based Compensation	$ -	$ 11,522

The  fair  value  of  each  option  was  estimated  as  at  the  date  of  grant  using  the  Black-Scholes option-pricing model with the following weighted-average assumptions:

	June 30, 2012	June 30, 2011
Dividend yield	-	-
Expected volatility	-	-
Risk free interest rate	-	-
Expected average option term	-	-

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company.

A summary of changes in unexercised warrants is presented below:

	Warrants @ 2.00 (1)	Warrants @ 2.00 (2)	Warrants @ $0.20 (3)	Warrants @ $4.00 (4)	Warrants @$4.50 (5)	Total
Outstanding June 30, 2010	-	-	-	600,000-	-	600,000
Granted during Period	327,500	200,000	-	-	-	527,500
Warrant expired	-	-	-	(600,000)	-	(600,000)
Warrant extended	-	-	-	600,000	-	600,000
Outstanding June 30, 2011	327,500	200,000	-	600,000	-	1,127,500
Warrant expired	-	-	-	(600,000)	-	(600,000)
Warrants issued	-	-	560,000	-	-	560,000
Outstanding June 30, 2012	327,500	200,000	560,000	-	-	1,087,500

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

9.   SHAREHOLDERS’ EQUITY (CONTINUED)

(1)  Exercisable at a price of $2.00 per warrant until September 7, 2012, granted pursuant to private placement.

(2)  Exercisable at a price of $2.00 per warrant until January 11, 2013, granted pursuant to private placement.

(3)  Exercisable at a price of $0.10 per warrant until April 27, 2013 and at $0.20 until April 27,

2014, granted pursuant to a private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	June 30, 2012	June 30, 2011
Dividend yield	0%	0%
Expected volatility	264%	75.50%-93.57%
Risk free interest rate	1.69	1.41%- 1.68%
Expected average option term	2 years	2 years

d)   Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount recorded is transferred to the option reserve.

	June 30, 2012	June 30, 2011
Balance, beginning of period/year	$ 964,025	$ 863,168
Private Placement (9 (a) ( i))	40,320	76,257
Warrant Exercised	-	-
Warrant Revaluation	-	24,600
Balance, end of period/year	$ 1,008,345	$ 964,025

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the account.

	June 30, 2012	June 30, 2011
Balance, beginning of period/year	$ 1,640,613	$ 1,629,091
Options issued to employees	-
Options issued to directors	-
Options issued to consultants	-
Options issued to investor relations	-	11,522
Options exercised	-
Balance, end of period/year	$ 1,640,613	$ 1,640,613

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

10. SUBSCRIPTIONS RECEIVABLE

During the year ended June 30, 2010, the Company had subscriptions receivable of $30,000, which bears interest at prime plus 2% per annum, and was payable no later than October 31, 2010. During the year ended June 30, 2011, $30,000 was received in full by the Company. There were no subscriptions receivable at June 30, 2012.

11.  NOTICES OF CLAIM

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,727.93 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company.

On March 29, 2012, ACD Insurance Services Ltd. filed a Notice of Claim (“the ACD Claim”) in the Provincial Court of British Columbia, North Vancouver against the Company for $2,148.00 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company.

12.  PROMISSORY NOTES

During the year ended June 30, 2012, the Company received another financial loan in the net amount of $29,000 from companies controlled by the directors of the Company.  The promissory notes are due on demand, bear interest at a rate of 12% per annum.  During the year ended June 30, 2012, the Company accrued interests on promissory notes of $12,810 (2011: $NIL). As of June 30, 2012, the accrued interest payable on promissory notes was $15,806.

During the year ended June 30, 2012, the Company received another financial loan in the net amount of $12,500 from the third party.  The promissory notes are due on demand with 0% interest rate.

During the year ended June 30, 2011, the Company received financial loans in the amount of $77,000 from companies controlled by the directors of the Company.   The promissory notes are due on demand, bear interest at a rate of 12% per annum.  The accrued interests on promissory notes were

$2,996 as of June 30, 2011.

13.  RELATED PARTY TRANSACTIONS

a)   During the year ended June 30, 2012, the Company was invoiced for consulting fees of $152,302 (2011 - $324,000) The Company paid $12,558 (2011 - $178,000) and the remainder $139,744 (2011 - $146,000) will be paid when sufficient funds are available. Please refer to Note 18 for subsequent events note regarding consulting fees settled for the issuance of shares.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

13.  RELATED PARTY TRANSACTIONS (CONTINUED)

On January 2, 2012, the Company licensed the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada to Proterra Management Group Inc. (formerly 612480 BC Ltd.),a company controlled by Peter Chen, a former Director and CFO, in settlement of management fees of $125,440 owed to Proterra Management Group Inc. No rights to any other products or territories were provided to Proterra. ALDA retains a Right of First Refusal to re- acquire the rights if Proterra receives a valid third party offer for nay portion of the rights provided to Proterra. ALDA retains all of the intellectual property including the DIN's NPN's, patents and trademarks. Management is of the opinion that the rights provided to Proterra were fairly priced since the Company had moved from its warehouse, could no longer support the manufacturing and marketing of disinfectants or hand sanitizers and was unable to maintain its Drug Establishment License that is required to sell hand sanitizer products. The Company also offered the rights to competing companies and to third party manufacturers and received no offers except one that was for the forgiveness of approximately $10,000 in debt owed by the Company

After the settlement of management fees owed to Proterra Management Group Inc., the total cumulative accrued consulting fees of net $159,040 for the related parties will be paid when sufficient financing becomes available.

b)   During  the  year  ended  June  30,  2012,  the  Company  paid  rent  of  $NIL  (2011  -  $9,572)  to companies controlled by directors of the Company.

c)   During the year ended June 30, 2012, the Company received net financial loans in the amount of

$29,000 (2011 - $77,000) from companies controlled by the directors of the Company.  As at June

30, 2012, the cumulative balance of related party Promissory Notes was $106,000. Accrued interest on these promissory notes of $15,806 was forgiven at year-end.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

14. CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and its equivalents in the definition of capital, which totaled negative $1,318,829 (June 30, 2011: $1,057,407). The Company’s objectives when managing capital is to maintain sufficient cash resources to support its day-to-day operations.  The Company includes shareholders’ equity and cash and its equivalent in the definition of capital. The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

15.   SEGMENTED INFORMATION

The Company’s assets as well as sales are all located and have occurred all in Canada.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

16.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a)    Credit risk

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

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any one counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

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

As at June 30, 2012, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.  The outstanding sponsorship liability as at June 30, 2012 was $875,000.   The scheduled sponsorship payments of $605,000 were in default during the year ended 2011.  During the year ended June 30, 2012, the Company received net financial loans of $29,000 from companies controlled by the Director of the Company and $12,500 from a third party.  After receiving the additional net financial loans of $41,500, the balance of Promissory Notes increased to $118,500.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

16.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

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

	Fair Value at June 30, 2012
	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents
(Held-for-trading)	$ 2,335	$ 2,335	$ -	$ -
Accounts receivable
(Loans and receivables)	8,159	8,159	-	-
Accounts payables and accrued liabilities			-	-
(Other financial liabilities)	1,222,235	1,222,235
Promissory notes
(Other financial liabilities)	118,500	118,500	-	-

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

16.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and equivalents, accounts receivable, and accounts payable and accrued liabilities are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

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

17.   INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended month and date, 2012 and 2011:

	2012	2011
Income (Loss) Before Taxes	$ (306,565)	$ (1,875,564)
Statutory tax rate	25.75%	27.50%
Expected income tax (recovery)	(78,941)	(515,780)
Non-deductible items	(30,664)	7,622
Change in estimates	-	12,182
Foreign Tax Rate Difference	-
Change enacted tax rate	3,192	45,908
Others	-	(2,772)
Change in Deferred tax asset not recognized	106,412	452,840
Total income taxes (recovery	$ -	$ -

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

17.   INCOME TAXES (CONTINUED)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at June 30, 2012,

2011 and 2010 are comprised of the following:

	2012	2011	2010
Non capital loss carry forwards	$ 2,402,124	$ 2,291,120	$ 1,870,981
Fixed Assets	5,396	4,926	7,861
Financial Instrument	87,153	87,153	52,290
Financing Costs	8,712	13,775	13,001
	2,503,386	2,396,973	1,944,133
Deferred tax asset not recognized	(2,603,386)	(2,396,973)	(1,944,133)
Net Deferred tax asset	$ -	$ -	$ -

The Company has net operating loss carry forwards of approximately $9,608,498 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	2012 FS
2014	603,255
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,854,000
2032	444,020
TOTAL	9,608,498

18.   SUBSEQUENT EVENTS

1.

Subsequent to the year-end, 327,500 share purchase warrants expired on September 7th.

2.

On September 7, 2012, ALDA Pharmaceuticals Corp. the Company announced that the TSX Venture Exchange had accepted a shares for debt arrangement. Debts totaling $935,299.76 would be settled by issuing 11,257,395 common shares to creditors at an average value of 0.083 per share.  Of these shares, 10,687,500 were are subjected to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

The remaining 569,895 shares will beare subject to a 4-month hold period running from the date of issuance.  There was no change of control or new insiders created as a result. Upon completion, there will be 18,217,074 issued and outstanding common shares in the capital of the Company.  This transaction did not result in a change of control or in the creation of new insiders.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

18.   SUBSEQUENT EVENTS (CONTINUED)

3.

On September 17, 2012, ALDA Pharmaceuticals Corp.   the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of CDN$340,000 by the issuance of 3,400,000

Common Shares of ALDA at a deemed price of $0.10 per share. This transaction will did not result in a change of control or in the creation of new insiders. Upon completion, there will were 21,617,074 issued and outstanding common shares in the capital of the Company.

4.

Subsequent to year end the, the Company received operating loans totaling $27,406.40 from Canagen Pharmaceuticals Inc and. $1,100. From C3 Energy Inc and $872.66 from Terrance Owen. These loans are not secured and don’t bear interest.

5.

Subsequent to year end, a director of the company who was owed $159,040 of consulting fees, forgave $119,280 of the fees and accepted a settlement of $39,760 that was converted into 397,600 shares priced at 10 cents per share as part of the debt settlement arrangement that was announced by the Company on September 7, 2012. These shares are subject to a four month hold period from the date of issuance.

6.

Subsequent to year end, the Company accrued management fees of $15,000 to Terrance

Owen, President & CEO, and $3,000 To Jamie Lewin, CFO.

7.

On October 18, 2012 the Company announced that it had entered into a binding Memorandum of Understanding to acquire FerroHeme®, a dietary iron supplement and the concomitant global sales and marketing rights to the product, from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. Under the terms of the Memorandum of Understanding, ALDA will provide payments over a period of three years to reimburse Canagen for the development and goodwill costs of FerroHeme and, thereafter, pay royalties of 5% of net sales to Canagen until the earlier of five years or the total royalties paid to Canagen are equal to

50% of the acquisition cost. On full payment of the development costs and the royalties, ownership of FerroHeme® will be transferred to ALDA. By mutual agreement of ALDA and Canagen, the payments and royalties may be paid in cash or shares of ALDA, subject to the policies of the TSX Venture Exchange. The Company and Canagen will use their best efforts to complete a definitive option agreement by November 15, 2012.

8.

On  October  19,  2012,  the  Company  announced  that  it  had  entered  into  a  binding Memorandum of Understanding that grants ALDA an option to acquire a number of new pharmaceutical products (“the Products”) from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. The Products include:

a.    Patentable, compounds for the treatment of:

i.

Melanoma and other forms of skin cancer and ii.

Alzheimer’s.

b.

A non-prescription, proprietary opiate addiction treatment product, which has been endorsed by the World Health Organization (WHO) and registered as a pharmaceutical in

China, Cambodia, Thailand, Myanmar and successfully used in these countries to treat opiate-addicted patients.

c.

A new, patented TB drug, which has been registered and used as a drug in Ukraine for the company treatment of Tuberculosis and multi-drug resistant TB.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

18.   SUBSEQUENT EVENTS (CONTINUED)

d.

The generic chemotherapy compounds, paclitaxel and docetaxel,

e.

Octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641 and f.

Any other products that Canagen wishes to include in the Option.

Under the terms of the Memorandum of Understanding, ALDA will have the right to undertake due diligence on the Products in order to validate any claims of efficacy, evaluate their market potential and estimate the costs to bring them to market. ALDA will have a Right of First Refusal to match the terms offered by any third party for any of the Products.

The Company and Canagen will use their best efforts to complete a definitive option agreement by November 15, 2012. The acquisition of any of the Products will be subject to the policies of the TSX Venture Exchange.

19.  TRANSITION TO IFRS Overview

The Canadian Accounting Standards Board has confirmed that IFRS replaced current Canadian GAAP for publicly accountable enterprises, including the Company, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian GAAP. The accounting policies described in Note 3 and 4 have been selected to be consistent with IFRS as is expected to be effective on June 30, 2012, the Company’s first annual IFRS reporting date.

As this is the Company’s first year of financial statements under IFRS, the Company has applied retrospectively new standards and interpretations which were effective for annual periods commencing on or after July 1, 2010.  IFRS 1 - First Time Adoption of International Financial Reporting Standards provides optional exemptions from other IFRSs, at the discretion of first time IFRS adopters.

Designation of previously recognized financial instruments

The Company may elect to reclassify a financial instrument as an available for-sale, or as a financial asset or financial liability as at fair value through profit or loss, at the date of transition to IFRS, provided the asset or liability meets the certain criteria.  The Company did not reclassify the category that financial instruments are designated to at transition date.   Therefore this exemption was not applied.

Share-based payments

IFRS  2,  “Share-based  Payments”,  encourages  application  of  its  provisions  to  equity  instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. Under IFRS, an estimate is required of the number of grants which are expected to vest, which is revised if subsequent information indicates that actual forfeitures are to differ from estimates. Under Canadian GAAP, forfeitures are recognized as they occur. Moreover, under IFRS 2, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. The Company has elected not to retrospectively apply IFRS 2 – Share-Based Payments to its equity instruments granted on or before November 7, 2002, or granted after November 7, 2002 that vested before July 1, 2010.

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

19.  TRANSITION TO IFRS (CONTINUED)

Use of Estimates

A company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP, unless there is objective evidence that those estimates were in error.

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. In preparing these financial statements in accordance with IFRS 1, no reconciliation differences were identified.   As a result, equity reported in accordance with Canadian GAAP is the same as IFRS on at June 30, 2011, and July 1, 2010.   Similarly total comprehensive loss reported under Canadian GAAP is the same as IFRS for the year ended June 30, 2011.

On the whole, the transfer to IFRS did not affect the Company’s financial statements except for the re- labeling of Contributed Surplus as Reserves.

Reconciliation of Consolidated Statement of Financial Position as at July 1, 2010

	Canadian GAAP	Effect of Transition	IFRS
ASSETS

Current Assets
Cash and Equivalents	$ 146,701	$ -	$ 146,701
Accounts Receivable	162,398	-	162,398
Inventory	593,574	-	593,574
Prepaid Expenses and Others	207,535	-	207,535
	1,110,208	-	1,110,208
Equipment	4,876	-	4,876
Long Term Prepaid Expense	237,983		237,983
	$ 1,353,067	$ -	$ 1,353,067

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities	$ 195,788	$ -	$ 195,788
Sponsorship Liability – Current portion	680,000	-	680,000
	875,788	-	875,788
Sponsorship Liability	237,983	-	237,983
	1,113,771	-	1,113,771

SHAREHOLDERS’DEFICIENCY

Share Capital	7,494,231	-	7,494,231
Subscriptions Receivables	(30,000)	-	(30,000)
Contributed Surplus – Warrants	863,168	(863,168)	-
Contributed Surplus – Options	1,629,091	(1,629,091)	-
Reserves	-	-	2,492,259
Deficit	(9,717,194)	-	(9,717,194)
	239,296	-	239,296
	$ 1,353,067	$ -	$ 1,353,067

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

19.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Statement of Financial Position as at June 30, 2011

	Canadian GAAP	Effect of Transition	IFRS
ASSETS

Current Assets
Cash and Equivalents	$ 9,095	$ -	$ 9,095
Accounts Receivable	57,291	-	57,291
Inventory	94,929	-	94,929
Prepaid Expenses and Others	27,298	-	27,298
	188,613	-	188,613
Equipment	1,881	-	1,881
Long Term Prepaid Expense	-	-	-
	$ 190,494	$ -	$ 190,494

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities	$ 304,996	$ -	$ 304,996
Sponsorship Liability – Current portion	875,000	-	875,000
Promissory Notes	77,000	-	77,000
	1,256,996	-	1,256,996
Sponsorship Liability	-	-	-
	1,256,996	-	1,256,996

SHAREHOLDERS’DEFICIENCY

Share Capital	7,921,708	-	7,921,708
Subscriptions Receivables	-	-	-
Contributed Surplus – Warrants	964,025	(964,025)	-
Contributed Surplus – Options	1,640,613	(1,640,613)	-
Reserves			2,604,638
Deficit	(11,592,848)	-	(11,592,848)
	(1,066,502)	-	(1,066,502)
	$ 190,494	$ -	$ 190,494

ALDA PHARMACEUTICALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

19.  TRANSITION TO IFRS (CONTINUED)

Reconciliation of Consolidated Interim Statement of Operations and Comprehensive Loss for the year ended June 30, 2011

	Canadian GAAP	Effect of Transition	IFRS

Sales	$ 305,592	$ -	$ 305,592

Cost of Sales	(255,889)	-	(255,889)

Gross (Loss)/ Profit	49,703	-	49,703

Interest on Promissory Notes	(2,996)	-	(2,996)

General & Administrative Expenses
Advertising and Promotion	479,026	-	479,026
Amortization – Furniture and Equipment	2,995	-	2,995
Conference	3,509	-	3,509
Consulting and Management Fees	368,575	-	368,575
Dues and Filing Fees	33,792	-	33,792
Interest and Bank Charges	3,668	-	3,668
Investor Relations	88,073	-	88,073
Legal and Accounting	42,198	-	42,198
Office and Miscellaneous	44,914	-	44,914
Product Registration & Development	76,524	-	76,524
Rent	63,165	-	63,165
Travel	22,469	-	22,469
Wages and Benefits	237,395	-	237,395
Write down of Inventory	431,369	-	431,369
Warrant Revaluation	24,600	-	24,600
Total General & Administration Expenses	1,922,272	-	1,922,272
Loss and Comprehensive Loss for the Year	$ (1,875,565)	$ -	$ (1,875,565)

20.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: October 24, 2013	ALDA PHARMACEUTICALS CORP.

By: /s/Jamie Lewin
Jamie Lewin,
Chief Financial Officer