Form 20-F
period 2013-06-30
NUVA Pharmaceuticals Inc.
filed 2014-02-28
CIK 1355736

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

For the fiscal year ended June 30, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report _____________

For the transition period from ___________________ to ______________________

Commission file number:  000-51848

NUVA Pharmaceuticals Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

615 – 800 West Pender Street, Vancouver, BC, V6C 2V6 CANADA

Contact person: Eugene Beukman, Phone: 604-687-2038 Email ebeukman@pendergroup.ca

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  ( July 01, 2012)6,959,680 common shares; (June 30, 2013)21,617,075 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐     No ☒

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2013 unless an earlier or later date is indicated.

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

5

ITEM 4. INFORMATION ON THE COMPANY

15

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

33

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

37

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

45

ITEM 8. FINANCIAL INFORMATION

47

ITEM 9. THE OFFER AND LISTING

48

ITEM 10. ADDITIONAL INFORMATION

50

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

58

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

58

PART II

58

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

58

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

58

ITEM 15. CONTROLS AND PROCEDURES

58

ITEM 16. RESERVED

58

PART III

60

ITEM 17. FINANCIAL STATEMENTS

60

ITEM 18. FINANCIAL STATEMENTS

60

ITEM 19. EXHIBITS

60

SIGNATURES

86

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”) The Company is still a British Columbia, Canada.

BUSINESS OF NUVA PHARMACEUTICALS INC.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2013 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Terrance G. Owen (1) 1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, Canada	67	May 30, 2000
Jamie Lewin (2) 1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, Canada	64	April 12, 2012
Eugene Beukman (2) 615 – 800 West Pender St. Vancouver, BC V6C 2V6, Canada	55	November 14, 2012
Tom Kennedy (2) 804 – 750 West Pender St. Vancouver, BC V6C 2T7, Canada	63	November 14, 2012

(1) Ceased to be a Director June 28, 2013

(2) Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO (1)	67	May 30, 2000
Jamie Lewin, CFO and Secretary	64	April 12, 2012

(1)Mr. Owen ceased to be an Officer June 10, 2013.

Mr. Owen’s business functions, as President and CEO of the Company, included overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

Mr. Lewin’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors

Mr. Lewin’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Mr. Lewin and Mr. Chen may delegate all or part of his duties as Corporate Secretary to a nominee or to corporate counsel from time to time.

1.B. Legal Advisors

The legal advisors for the Company are Harder & Company, 2760 – 200 Granville St., Vancouver, BC, V6C 1S4 Phone 604-682 - 4466 Fax 604 682 - 4467. As of October 2, 2007, the Company retained Stanislaw Ashbaugh LLP, 4400 - 701 Fifth Avenue, Seattle, WA 98104 to provide assistance with matters concerning securities laws in the United States. The firm does not provide other legal services to the Company.

The Company’s Bank is the:  Bank of Montreal. Its business address and telephone number are  595 Burrard St. Vancouver, British Columbia Canada V7X 1L7. Tel: (604) 665-7374.

1.C. Auditors

Meyers Norris Penny LLP performed the year end audits in 2011, 2012 and 2013.

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

2013.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2013	Year Ended 2012	Year Ended 2011	Year Ended 2010	Year Ended 2009
IFRS
Revenue	0	83,361	305,592	1,459,686	282,261
Net Income (Loss) for the Year	283,432	(306,565)	(1,875,565)	(3,992,659)	(1,183,009)
Basic Income (Loss) Per Share	0.02	(0.03)	(0.03)	(0.07)	(0.02)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (1)	18,821,177	6,451,760	6,231,468	5,689,516	4,990,456
Period-end Shares (1)	21,617,075	6,959,680	6,399,680	5,872,180	5,134,180

Working Capital	296,132	(1,320,984)	(1,068,383)	234,420	1,721,192
Sponsorship Liability	0	875,000	0	237,983	0
Long-Term Debt	29,444	0	0	0	0
Capital Stock	7,943,874	7,933,288	7,921,708	7,494,231	5,842,389
Shareholders’ Equity (Deficit)	(436,688)	(1,321,164)	(1,066,502)	239,296	1,725,883
Total Assets	800,991	19,751	190,494	1,353,067	1,782,098

US GAAP
Net Loss	283,432	(306,565)	(1,875,565)	(3,992,659)	(1,183,009)
Income/(Loss) Per Share	0.02	(0.03)	(0.03)	(0.07)	(0.02)
Shareholders’ Equity	(436,688)	(1,321,164)	(1,066,502)	239,296	1,725,883
Total Assets	800,991	19,751	190,494	1,353,067	1,782,098

(1) At June 30, 2013 there were 21,617,075 shares issued and outstanding.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2013, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
December 2013	0.9399	0.9419	0.9372	0.9401
November 2013	0.9530	0.9551	0.9515	0.9532
October 2013	0.9649	0.9666	0.9629	0.9645
September 2013	0.9668	0.9687	0.9650	0.9668
August 2013	0.9607	0.9629	0.9585	0.9610
July 2013	0.9612	0.9638	0.9585	0.9615
June 2013	0.9694	0.9728	0.9661	0.9694

Three Months Ended September 30, 2013	0.9629	0.9668	0.9607	0.9668
Three Months Ended June 30, 2013	0.9771	0.9816	0.9694	0.9694

Fiscal Year Ended June 30, 2013	0.9593	0.9694	0.9694	0.9694
Fiscal Year Ended June 30, 2012	1.0019	1.0002	1.0221	1.0019
Fiscal Year Ended June 30, 2011	0.9995	0.9381	1.0542	1.0370
Fiscal Year Ended June 30, 2010	0.9484	0.8580	1.0039	0.9429

(Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2013.

Private Placements:

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

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit will be exchangeable for one common share of the Company and one share purchase warrant.

Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of June 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834.

Options:

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

During the year ended June 30, 2013, no options were exercised by the option holders.

Warrants:

During the year ended June 30, 2013, no warrants were exercised.

Table No. 5

Capitalization and Indebtedness

As of June 30, 2013

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	21,617,075
Share Capital	7,943,874
Subscriptions Receivables	0
Reserve-Warrants	1,668,180
Reserve – Options	1,640,613
Retained Earnings (deficit)	11,615,980
Net Shareholders’ Equity	(1,321,164)
TOTAL CAPITALIZATION
Stock Options Outstanding:	None
Warrants Outstanding (1):	8,560,000
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

 (1) See Table 13 for exercise prices and terms of these warrants.

3.C.  Reasons for the Offer and Use of Proceeds

General working capital, pay down liabilities and applications for registrations with Health Canada.

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

In order to undertake further financings, the Company consolidated its shares

On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis. This resulted in the outstanding shares of the company being consolidated from 63,996,800 to 6,399,680. All references to common shares, share purchase warrants, stock options, and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation. At June 30, 2013 there were 21,617,075 shares issued and outstanding.

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

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Jamie Lewin is the Secretary, Chief Financial Office and a Director. Eugene Beukman and Tom Kennedy are independent Directors and members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with Terrance Owen. The Company currently has no Directors and Officers insurance in place and, as a result, it is possible that some or all of the Directors may resign. If any or all Directors resign, there is no assurance that new Directors can be found to replace any directors who resign.

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

Patent protection of the T36® technology is very important to the Company’s current and future products because the T36® Disinfectant technology is the basis for most of its products. Although patents have been allowed in China there is also no assurance that these patents will not be challenged or that future patent applications will be successful. A lack of patent protection would significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the Company’s business. Reduced revenues and lack of future products could result from such infringement.

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

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Jamie Lewin is a Director and/or CFO of seven other public companies and spends up to 5 hours per week on these companies. Jamie Lewin is not a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company at the time of this report, collectively own approximately 1.8% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

On June 24, 2013 the Company changed its name to Nuva Pharmaceuticals Inc. The Company is still registered in British Columbia only.

In August 2013, the head office of the Company moved to Unit 152 – 11782 River Road, Richmond, BC V6X 1Z7. The Company’s telephone number is (604) 303-9180. The contact person is: Mr. Arun Nayyar CEO or Mr. Jamie Lewin, CFO or Mr. Eugene Beukman Secretary.

The Company’s common shares have been listed for trading on the TSX Venture Exchange since July, 2001

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00
	Private placement @ $0.05	1,100,000	$55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	$1,500,000.00
Fiscal 2011	Private placement @ $0.10	3,275,000	$327,500
	Private placement @ $0.10	2,000,000	$200,000
Fiscal 2012	Private placement @ $0.10	560,000	$56,000
Fiscal 2013	Private placement @ $0.10	8,000,000	$800,000

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

Products registered in the US.

The Company has abandoned the maintenance of its patents in the US.

Products registered in the EU.

The Company has abandoned the maintenance of its patents in the EU.

Products registered in Australia.

The Company has abandoned the maintenance of its patents in Australia.

Products registered in China.

The Company has maintained its patents in China and has signed a joint venture MOU with a Chinese company for the commercialization of its products in China..

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

Plan of Operations

Anticipated Changes to Facilities/Employees

In August, 2013, the Company moved to 152 – 11782 River Road, Richmond, BC, Canada in order to consolidate its offices and warehouse facilities at one location. In addition, the Company has a Registered Office at: 615 – 800 West Pender St, Vancouver, BC V6C 2V6. The Company Secretary, Mr. Eugene Beukman is located at this office.

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

United States:  Patents are no longer being maintained in the US.

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

On June 8th, 2013 the Company established a joint venture MOU with Hangzhou Kangjiale Tourism Articles Co. Ltd. of Hangzhou, China for the commercialization of T3/6 technologies.

Dependency upon Patents/Licenses/Contracts/Processes

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

Patents and patent applications

Canada

On February 18, 2005 the Canadian Intellectual Property Office (“CIPO”) received the PCT patent application and assigned it Patent Application Number 2,495,938. On August 17, 2007, the Company filed a Request for Examination with CIPO. On September 24, 2007 the Company filed a Voluntary Amendment to the patent application filed with CIPO. The proposed amendments expanded the claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 4, 2007, the Company was notified that CIPO had acknowledged a request by the Company to examine the patent application. Since the process of examination can take two years, for a fee of $500, the Company requested an Expedited Examination on November 7, 2007 to reduce the response time to approximately three months. On April 8, 2008, CIPO provided an Office Action in which a number of questions were posed to the Company. Many of the same questions had already been posed by the Examiner for the EPO and the Company was advised that a response was required by October 8, 2009. On the advice of the Company’s patent lawyers, the Company decided to temporarily abandon the Canadian patent application to defer costs and the abandonment was deemed effective by CIPO on October 8, 2008. However, the patent application was reinstated and a response to the Office Action was submitted to CIPO prior to the revised deadline of October 8, 2009. On November 16, 2009, CIPO issued a Notice of Reinstatement to the Company. On June 29, 2010, CIPO issued a second Office Action which required a response by December 29, 2010. On August 17, 2010, the Company provided its response to the second Office Action. On April 6, 2011, the Company announced in a news release that the Canadian patent had been allowed. All maintenance fees were paid in 2013.

European Union

Maintenance of patents with the European Union has been abandoned.

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

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010. A third Office Action was received by the Company on February 1, 2011. The Company chose not to respond to this Office Action and abandoned this application. All required maintenance fees were paid in 2013.

United States

Maintenance of patents with the US has been abandoned.

Australia

Maintenance of Australian patents has been abandoned.

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

Principal markets and Potential Product Markets

As of June 8, 2013 the company has abandoned all distribution channels and is relying solely on the pending JV with Hangzhou.

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

4.C. Organization structure

The Company is not part of a group and has only one wholly owned subsidiary, Nuva Marine Pharmaceuticals Inc., a Company incorporated in British Columbia. It is currently inactive.

.

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

1.4

RESULTS OF OPERATIONS

Sales

From the sale of T36 Disinfex® and T36® Antiseptic Hand Sanitizer through its distributors to the first responder, dental, beauty, commercial and consumer markets, the Company recorded sales of $nil in 2013 compared to  $83,361 in 2012.

Cost of Sales

For the year ended June 30, 2013 and 2012, the cost of sales incurred was $ nil and  $77,993,

Gross (Loss)/ Profit

For the year ended June 30, 2013 and 2012, the Company recorded a gross profit of $nil and $5,368.

Advertising and Promotion

Advertising and promotion costs were $nil due to the ceasing of organized sales. This contrasts with the same period in (2012 - $1,639).

Consulting

Consulting fees for the year ended June 30, 2013 and 2012 were $ 65,778 and $152,302 respectively. During the 2013 and 2012 fiscal years no non-cash stock-based compensation was recognized for consultants. During 2013 management fees amounting to $39,760 was settled for shares valued at $0.10 each. During 2012 $124,440 of consulting fees due were settled with Proterra in exchange for the Canadian license for T3/6. Subsequent to year end an additional

Investor Relations

Investor relations activities amounted to $ nil and 18,196 for the years ended June 30, 2013 and 2012 respectively.

Legal and Accounting Fees

In 2013, legal and accounting fees of $12,089 (2011 - $29,915) were lower due to relatively less legal work being required. Legal fees incurred in the periods generally consist of advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, the preparation of documentation required for private placements and attending to the closing of the private placements. Accounting fees consisted of  auditing of the Company’s annual financial statements.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2013 and 2012 were $10,162 and $31,886, respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred. Costs in this category include continuation of patent applications, ongoing registration of “T36”. During the 2013 year, costs were lower due to less activity in product registration, development and patenting.

Wages and Benefits

Wages and benefits were $nil and $63,017for the years ended June 30, 2013 and 2012.

Income/(Loss) and Comprehensive Income/(Loss) for the Year

During fiscal 2013 the Company realized Net Comprehensive Income of $283,432 while for the same period in 2012 it incurred a loss of $306,565. The difference can be attributed to a $475,007 gain on settled liabilities in 2013.

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

Capital resources

During the year ended June 30, 2013, no warrants and options were exercised

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit will be exchangeable for one common share of the Company and one share purchase warrant.

Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of June 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement.  The fair value of the warrants issued as part of the private placement is $663,834.

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

Critical Accounting Policies

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the amounts of revenues and expenses for the reporting period. The areas of estimation are the stock-based compensation, estimated useful lives of depreciable assets, and intellectual property. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based on information available to the Company at the time that estimates and assumptions are made. Actual results could differ from those estimates.

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

5.C. Research and development, patents and licenses etc.

The Company won’t be devoting resources to research, development and patents going forward. The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

5.D.  Trend information

There are significant market swings away from branded pharmaceuticals towards low cost generics. The Company will attempt to integrate itself into this shift.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2013 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Vacant*		President, CEO
Jamie Lewin	64	CFO, Secretary and Director	Janda Group, Choice Gold Corp.	CFO, Director.
Tom Kennedy	63		Acadia Resources Corp.; Blind Creek Resources; Grand Peak Capital; Acadia Resources Corp.; Urastar Gold Corp.	Chief Executive Officer, President and Director, Director, Director, Secretary, Secretary
Eugene Beukman	55	Director

Acana Capital Corp., Anergy Capital Corp., Bard Ventures Inc., Burnstone Ventures Inc., Emerge Resources Inc., Grand Peak Capital Corp., Innovative Properties Inc., Orofino Minerals Inc., SLAM Exploration Ltd.

				All Directorships

*On June 10 2013 Terrance Owen ceased to be President  & CEO and on June 28, 2013 ceased to be a Director.

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

o

Mr. Eugene Beukman, Director:  has been a corporate consultant to public companies in Canada since January 1994, primarily involved in the acquisition of assets and joint ventures.  Mr. Beukman graduated from Rand University of Johannesburg, South Africa, with a Bachelor of Law Degree and a Bachelor of Law Honors Postgraduate Degree.

Overall he has over thirty years’ experience in the acquisition of assets and joint venture agreements.  Mr. Beukman is an Advocate of the Supreme Court of South Africa.  He is a director and/or officer of several reporting companies listed on the TSX Venture Exchange and CNSX

o

Mr. Kennedy, Director: is a graduate of the University of British Columbia having received his Bachelor of Commerce & Business Administration degree in 1973 and his Juris Doctor degree in 1974. Mr. Kennedy was admitted to the British Columbia Bar in 1975 and has practiced law for 38 years. After 7 years of employment with the Canadian Federal Department of Justice, Mr. Kennedy has primarily focused as a legal, financial and business consultant to publicly-traded companies.

Mr. Kennedy is currently a member of the Law Society of British Columbia, the Canadian Bar Association and the British Columbia Bar Association, and an Associate member of the American Bar Association. Mr. Kennedy is currently an officer of a TSX-listed company focused on mineral exploration. Mr. Kennedy is also an officer and/or director of several TSX Venture Exchange and CNSX publicly traded companies, primarily focused on mineral exploration, oil and gas exploration, and pharmaceuticals.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2013 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Terrance G. Owen, Chief Executive Officer (1)	2013 2012 2011 2010 2009 2008	Nil Nil Nil Nil Nil Nil	Nil $13,000 Nil Nil Nil Nil	$62,500 $94,081 $ 180,000 $ 180,000 $ 180,000 $ 150,000	Nil Nil 125,000 350,000 400,000 550,000	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Jamie Lewin, Chief Financial Officer (2)	2013 2012	Nil Nil	Nil Nil	$12,089 $3,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)

Consulting/management fees were paid to a management consulting company owned by Terrance Owen;

(2)

Jamie Lewin invoices on a fee-for services basis at $60 an hour through his proprietorship Best Fit Consulting.

Table No. 8

Director Stock Option at June 30, 2013

Name	Number of Options Granted	% Of Total Options Granted in Fiscal Year	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant (2)
Terrance Owen (1)	10,000 25,000 12,500	4.65 11.63 17.12	$2.00 $2.50 $5.50	10/31/2008 06/04/2009 10/15/2009	10/31/2013 06/04/2014 10/15/2014	$8,862 $32,044 $57,612

(1)  All options were canceled when Terrance Owen resigned on June 28, 2013

(2) See Notes 7.(b)(i), (ii) and (iv)of the accompanying financial statements for the year ended June 30, 2013.

The following table gives certain information concerning stock option exercises during Fiscal 2013 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2013

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
-	0	$0	$0/$0

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the fiscal year ended June 30, 2013 no options were granted..

Change of Control Remuneration:  On June 1, 2008,  the Company established agreements to provide remuneration received by the President & CEO, Terrance Owen, and his respective consulting company to compensate in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management (filed with  the 2008 Form 20-F as Exhibits 4.j and 4.k).

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

6.C.2. Directors’ Service Contracts.

Employment agreements (filed with  the 2008 Form 20-F as Exhibits 4.j and 4.k) dated June 1, 2008 were entered into with Terrance Owen (“the Officer”) who provide their services to the Company through their respective holding companies, 503213 BC Ltd. and 612480 BC Ltd., respectively  The material terms of these contracts are as follows.

The Company retains the Officer as independent consultants. The Company will not be required to make contributions for employment insurance, Canada Pension, workers’ compensation or other similar levies in respect of the fee for services to be paid to the Officers. The Officers agree to pay all required contributions and deductions for income taxes, workers’ compensation and employment insurance and shall indemnify and save the Company harmless from and against all claims, actions, losses, expenses, costs or damages which the Company or its officers, employees or agents may suffer as a result of the Consultant’s non-compliance with this requirement.

The Officer agrees to provide sufficient time and attention to the business and affairs of the Company, to advise and counsel the Board and to channel to the Company all knowledge, business and customer contacts and any other information that could concern or be in any way beneficial to the Company. All information communicated to the Company will be the property of the Company. The Officers acknowledge that each is a “person in a special relationship”, as that expression is defined in the securities laws of various provinces of Canada, and may receive material information concerning the business and affairs of the Company that has not been generally disclosed, and covenant and agree that they will not purchase or sell any securities of the Company until such information has been generally disclosed. The Company is aware that the Officers may provide services to certain other companies from time to time as disclosed above. The Officers agree that they will not provide services to any other companies without the written approval of the Company.

The Company will pay a consulting fee in the amount of (Cdn)$15,000.00 per month to the holding company of Terrance Owen. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers. The Officers are entitled to participate in the Company’s incentive stock option plan (Exhibit 4.m). The Company will reimburse the Officers for all reasonable travelling and other out-of-pocket expenses incurred in connection with services provided to the Company. The Officers will be entitled to participate in any benefit programs established by the Company. To date, no such plans are in place.

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

6.D. Employees

As of the date of this report, the Company had no employees except for the two Officers, President & CEO, Terrance Owen and CFO, Jamie, who invoices on a straight fee-for-services basis at $60 an hour.

6.E. Share Ownership

Table No. 10 lists, as of June 30, 2013, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from June 30, 2013
Common	N/A	Nil	-	-

	Total Directors/Management	-	-	-

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan was filed with the 2005 Form 20-F as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on April 26, 2013. A copy of the amended Stock Option Plan is provided as Exhibit 4.m. It will remain in effect until the next Annual General Meeting of Shareholders.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below. The terms of the original Stock Option Plan and the major changes in the Stock Option Plan as amended in 2013 (“the 2012 Plan”) are described below and provided as Exhibit 4.m.

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

(b)

Under the revised 2012 Plan, options may be exercisable for a maximum of ten years from grant date rather than five years;

(c)

Under the revised 2012 Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

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

(g)

Under the revised 2012 Plan, options held by an option holder who is a director, employee, consultant or management company employee are no longer required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

Under the revised 2012 Plan, options held by an option holder who is engaged in investor relations activities are no longer required expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i)

In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

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

Table No. 11

Stock Options Outstanding

Directors and Officers	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
TOTAL	Nil

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2013, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of June 30, 2013, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

Name	Number of Common Shares, Warrants and Options (exercisable within 60 days) Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on June 30, 2012 (1)	Options and warrants exercisable in 60 days
N/A	N/A	N/A	N/A

(1) Based on 21,617,075 shares outstanding

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

7.A.2. Canadian Share Ownership.

On June 30, 2013, the Company’s shareholders’ list showed 21,617,075 common shares outstanding, an estimated 70 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 33 holders of record  resident in Canada, holding approximately 21,531,041 common shares; 2 holders of record resident in the USA, holding 24,000 common shares and 3 holders of record resident elsewhere holding 62,034 common shares.

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

During the year ended June 30, 2013, the Company was invoiced for consulting fees of $65,778 (2012: $155,305) from companies controlled by directors of the Company.

During the year ended June 30, 2012, the Company paid $Nil of rent (2011: $9,572; 2010: $38,259) to a company controlled by a director of the Company. On October 13, 2011, the company moved from the premises owned by the director as a result of the corporate office relocation.

During the year ended June 30, 2013, the Company received financial loans in the amount of $nil (2012: $29,000) from companies controlled by the directors of the Company.

Accounting Fees

For the annual statements dated June 30, 2013 and 2012 the Company paid accounting fees of $16,000 and  $16,000 to Meyers Norris Penny LLP and, for the annual statements dated June 30, 2013.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

As if the date of this report, $106,000 is owing to Terrance Owen, President, CEO and Director by the way of Promissory Notes for funds advanced to the Company. Also as noted above, as of October 31, 2011, companies controlled by Terrance Owen, had accrued management fees of $82,444. There is no money owing to any other members of senior management or members of the Board of Directors.

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

7.C. Interests of Experts and Counsel

---No Disclosure Required---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the amounts of revenues and expenses for the reporting period. The areas of estimation are the stock-based compensation, estimated useful lives of depreciable assets, and intellectual property. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based on information available to the Company at the time that estimates and assumptions are made. Actual results could differ from those estimates.

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

8.A.7. Legal/Arbitration Proceedings

There are no legal proceedings against the Company. Two Small Claims judgements by suppliers have been paid in full..

8.B. Significant Changes

The Company has abandoned all patent, maintenance except for Canada and China.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

Terrance Owen, President, CEO and Director ceased all relation to the company when he resigned as Director on June 28, 2013.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "NPH". The Company also trades on the OTCQB under the symbol “APCSF”.

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last eight fiscal quarters, and last five fiscal years.

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

Sale - Canadian Dollars

	High	Low	Closing
Month ended 12/31/13	n/a	n/a	n/a
Month ended 11/30/13	0.075	0.075	0.075
Month ended 10/31/13	0.12	0.12	0.12
Month ended 09/30/13	0.18	0.15	0.15
Month ended 08/31/13	n/a	n/a	n/a
Month ended 07/31/13	0.135	0.13	0.135

Fiscal Year Ended 06/30/2013	n/a	n/a	n/a
Fiscal Year Ended 06/30/2012	n/a	n/a	.07
Fiscal Year Ended 06/30/2011	0.045	0.045	0.045
Fiscal Year Ended 06/30/2010	0.125	0.12	0.12
Fiscal Year Ended 06/30/2009	0.165	0.15	0.165

Fiscal Quarter Ended 12/31/2013	n/a	n/a	n/a
Fiscal Quarter Ended 09/30/2013	0.18	0.15	0.15
Fiscal Quarter Ended 06/30/2013	n/a	n/a	n/a
Fiscal Quarter Ended 03/31/2013	0.115	0.105	0.105
Fiscal Quarter Ended 12/31/2012	0.11	0.11	0.11
Fiscal Quarter Ended 09/30/2012	0.085	0.085	0.085
Fiscal Quarter Ended 06/30/2012	n/a	n/a	.07
Fiscal Quarter Ended 03/31/2012	0.155	0.145	0.15

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

Table No. 13 lists, as of June 30, 2013, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
April 27, 2012 June 12, 2013	560,000(1) 8,000,000 (1)	560,000 8,000,000	$0.10 $0.10	April 27, 2014 June 12, 2015

(1)

Issued pursuant to a private placement which closed on April 27, 2012. Exercisable period of the warrants to April 27, 2014 at the exercise price of $0.10 per share with a forced exercise provision attached to each warrant.

(2)

Issued pursuant to a private placement which closed on June 12, 2013. Exercisable period of the warrants to June 12, 2015 at the exercise price of $0.10 per share with a forced exercise provision attached to each warrant.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At June 30, 2013, there were an unlimited number of common shares authorized and 21,617,075 common shares issued and outstanding.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.85	117,647	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$1.70	120,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $1.70	15,000	$25,500.00

Fiscal 2004	Private Placement @ $1.50	34,666	$52,000.00
	Private Placement @ $2..00	620,000	$1,240,000.00

Fiscal 2005	Private Placement @ $1.00	300,000	$300,000.00

Fiscal 2006	Private Placement @$0.50 Private Placement @$0.50	391,600 110,000	$195,800.00 $55,000.00

Fiscal 2007	Private Placement @$1.50 Private Placement @$1.00	143,000 800,000	$71,500.00 $800,000.00

Fiscal 2008	Private placement @ $1.20	200,000	$240,000.00
	Private placement @ $1.50	350,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $2.50	600,000	1,500,000.00

Fiscal 2011	Private placement @ $1.00 Private placement @ $1.00	327,500 200,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.10	560,000	$56,000
Fiscal 2013	Private placement @$0.10	8,000,000	$800,000

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

10.C. Material Contracts

There are currently no material contracts.

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

10.G. Statement by Experts

The Company’s auditor for its financial statements for fiscal year ended 2013 was Meyers Norris Penny LLP. Their audit report for Fiscal 2013 is included with the related financial statements in this Annual Report with their consent attached hereto as an exhibit.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Jamie Lewin, is a financially literate member of the Company’s Audit Committee. Eugene Beukman and Tom Kennedy are considered “independent” and “financially literate”, as those terms are defined in applicable securities legislation.

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

The management of NUVA is responsible for establishing and maintaining disclosure controls and procedures for information relating to the Company, including its consolidated subsidiaries. The Company’s management is also responsible for establishing and maintaining adequate internal control over financial reporting.

NUVA’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. The Board, at present, is composed of three directors, all of which are considered to be independent except for Mr. Lewin who is also a senior officer. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

The Board monitors the ethical conduct of NUVA and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

During the financial year ending June 30, 2013,the Company’s auditors were Meyers Norris Penny LLP. The following table sets out the aggregate fees billed by Meyers Norris Penny LLP, Chartered Accountants in 2012 and 2013.

Year	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2012	$16,000 (69%)	$Nil (0%)	$1,900 (11%)	$Nil (0%)
2013	$16,000 (69%)	$Nil (0%)	$1,900 (11%)	$Nil (0%)

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

---Not applicable---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2012 and 2011.

1.

Auditor’s Report, dated October 28, 2013.

2.

Consolidated Statements of Financial Position at June 30, 2013 and June 30, 2012.

3.

Consolidated Statements of Operations and Comprehensive Loss for the fiscal years ending June 30, 2013 and 2012.

4.

Consolidated Statements of Changes In Equity as at: June 30, 2013 and June 30, 2012.

5.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2013 and 2012.

6.

Notes to Consolidated Financial Statements.

7.

Management Discussion and Analysis dated October 28, 2013

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

5. List of Foreign Patents China: ZL02829642.7
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A (the Company has only one subsidiary, Nuva Marine Pharmaceuticals.)
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
11. Audit Committee Charter - previously filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.
12.1 Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
14. Certificate of Name Change 07-24-2013

Nuva Pharmaceuticals Inc.

(Formerly ALDA Pharmaceutical Corp.)

Consolidated Financial Statements

For The Years Ending

June 30, 2013 and 2012

(Expressed In Canadian Dollars)

Management’s Responsibility

To the Shareholders of Nuva Pharmaceuticals Inc.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors and Audit Committee are composed primarily of Directors who are neither management nor employees of the Nuva Pharmaceuticals Inc.. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of the Nuva Pharmaceuticals Inc.'s external auditors.

MNP LLP is appointed by the Shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

October 28, 2013

 “Eugeue Beukman”

  “Jamie Lewin”

  Director

   Chief Financial Officer

Auditor’s Report

INDEPENDENT AUDITORS' REPORT

To the Shareholders of NUVA Pharmaceutical Inc.:

We have audited the accompanying consolidated financial statements of Nuva Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at June 30, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of

Nuva Pharmaceuticals Inc. and its subsidiaries as at June 30, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of these consolidated financial statements, which states that Nuva Pharmaceuticals Inc.. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 1, indicates the existence of a material uncertainty which may cast doubt about the ability of Nuva Pharmaceuticals Inc. to continue as a going concern.

October 28, 2013

Vancouver, BC                                                                                                        Chartered Accountants

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Consolidated Statements of Financial Position

For The Years Ended June 30, 2013 and 2012

(Expressed In Canadian Dollars)

	June 30, 2013	June 30, 2012
ASSETS
	$	$
Current Assets
Cash and Equivalents	619,296	2,335
Accounts Receivable (Note 4)	11,695	8,159
Prepaid Expenses and Others	-	9,077
	630,991	19,751

Equipment (Note 5)	-	-
Intellectual Property (Note 6)	170,000	-
Total Assets	800,991	19,751

LIABILITIES

Current Liabilities
Accounts Payable and Accrued Liabilities (Note 7)	215,785	347,235
Sponsorship Liability – Current portion (Note 8)	-	875,000
Short Term Loans (Note 9)	35,907	-
Promissory Notes – Current Portion (Note 10)	83,167	118,500
	334,859	1,340,735

Promissory Notes (Note 10)	29,444	-
	364,303	1,340,735

SHAREHOLDERS’ DEFICIT

Share Capital (Notes 11)	7,943,874	7,933,288
Share Capital – Share Subscriptions (Note 11)	800,000	-
Reserves (Notes 11)	3,308,794	2,644,960
Deficit	(11,615,980)	(11,899,412)
	(436,688)	(1,321,164)

Total Liabilities & Shareholders’ Deficit	800,991	19,571

*See accompanying notes to the consolidated financial statements

Approved on Behalf of the Board of Directors on October 28, 2013. “Eugene Beukman “Jamie Lewin” Eugene Beukman, Director Jamie Lewin, Director

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Consolidated Statements of Comprehensive Income / (Loss)

For The Years Ended June 30, 2013 and 2012

(Expressed In Canadian Dollars)

	June 30, 2013	June 30, 2012

Revenues	$ -	$ 83,361

Expenses

Advertising & Promotion	-	1,639
Amortization-Furniture and Equipment	-	1,881
Changes in inventory	-	77,993
Filling Fees and Transfer Agent	32,393	43,701
Interest and Bank Charges	1,140	928
Investor Relations	-	18,196
Legal and Audit	22,547	29,915
Management & Consulting Fees	65,778	152,302
Office and Miscellaneous	9,519	20,635
Product Registration & Development	10,162	31,886
Professional Fees	12,089	-
Rent	38,667	28,187
Recovery/write down of inventory	-	34,506
Travel	800	137
Wages and Benefits	-	63,017
Total Expenses	193,095

Net Loss before Other Items	(193,095)	(421,562)

Other Items
Finance Expense	(590)	12,810
Other Income	2,110	-
Net Gain on Liabilities Settled	475,007	(127,806)
	476,527	(114,996)

Comprehensive Income/(Loss) for the Year	283,432	(306,565)

Basis Earnings/(Loss) Per Share	$ 0.02	$ (0.05)
Diluted Earnings/(Loss) Per Share	$ 0.01	$ (0.05)
Weighted Average of Shares Outstanding	18,821,177	6,451,760

*See accompanying notes to the consolidated financial statements

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Consolidated Statements of Changes in Equity

For The Years Ended June 30, 2013 and 2012

(Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2012	6,959,680	7,933,288	-	1,004,346	1,640,614	(11,899,412)	(1,321,164)
Issued during year
For Cash (Note 11)	-	-	800,000	-	-	-	800,000
For Debt (Note 11)	11,257,395	562,870	-	-	-	-	562,870
For Assets (Note 11)	3,400,000	170,000	-	-	-	-	170,000
Share issue costs	-	(850)	-	-	-	-	(850)
Finder’s fees	-	(57,600)	-	-	-	-	(57,600)
Warrant in placement	-	(663,834)	-	663,834	-	-	-
Net comprehensive income	-	-	-	-	-	283,432	283,432

Balance June 30, 2013	21,617,075	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688

	Number Of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2011	6,399,680	7,921,708	-	964,026	1,640,614	(11,592,847)	(1,066,499)
Issued during year
For Cash	560,000	56,000	-	-	-	-	56,000
For Debt	-	-	-	-	-	-	-
For Assets	-	-	-	-	-	-	-
Share issue costs	-	-	-	-	-	-	-
Finder’s fees	-	(4,100)	-	-	-	-	(4,100)
Warrant in placement	-	(40,320)	-	40,320	-	-	-
Net comprehensive loss	-	-	-	-	-	(306,565)	(306,565)

Balance June 30, 2012	6,599,680	7,933,288	-	1,004,346	1,640,614	(11,899,412)	(1,321,164)

*See accompanying notes to the consolidated financial statements

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Consolidated Statements of Cash Flow

For The Years Ended June 30, 2013 and 2012

(Expressed In Canadian Dollars)

	June 30, 2013	June 30,2012

Operating Activities:

Income/(Loss) and Comprehensive Income/(Loss)	283,432	(306,565)
Items Not Involving Cash
Depreciation – Furniture and Equipment	-	1,881
Inventory Write-down	-	34,506
Settlement of Current Liabilities	415,070	-
Settlement of Sponsorship Liability	(875,000)	-
	(176,498)	(270,178)

Changes in Non-Cash Working Capital Items
(Increase)/Decrease in Accounts Receivable	(3,536)	49,132
Decrease in Inventory	-	60,423
Decrease in Prepaids	9,077	18,221
Increase in Accounts Payable and Accruals	16,350	83,739
	21,891	211,515

Financing Activities:
Proceeds from Private Placement	800,000	56,000
Share Issue Costs	(58,450)	(4,100)
Short Term Loans	35,907	-
Promissory Notes	(5,889)	-
	771,568	51,900

Increase/ (Decrease) in Cash	616,961	(6,761)

Cash, Beginning of Year	2,335	9,095
Cash, End of Year	619,296	2,335

Transactions Not Involving Cash

Shares for Debt Settlement	562,870	-
Shares for Assets (Pedia Safe License)	170,000	-
Total	732,870	-

*See accompanying notes to the consolidated financial statements

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

1.

NATURE OF OPERATIONS AND GOING CONCERN

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)” as “NPH”.  The address of the Company’s corporate office and principal place of business is located at 615 - 800 W. Pender St, Vancouver, BC, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as “T36®”.  Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to an insider of the Company as discussed in more detail in Note 14(a).

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

These consolidated financial  statements  have  been  prepared  on  the  basis  of  accounting  principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and operational obligations during the upcoming year-ended June 30, 2014.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. During the year-ended June 30, 2013, the Company was successful in raising $800,000 in private placements and has plans to raise additional capital in the subsequent year once cash reserves start to decrease.

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

	June 30, 2013 $	June 30, 2012 $
Comprehensive Income/(Loss)	283,432	(305,565)
Deficit	(11,615,980)	(11,899,412)
Working capital/ Working capital deficiency	266,688	(1,320,984)

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

2.

STATEMENT OF COMPLIANCE

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements were authorized for issue on October 28, 2013 by the directors of the Company.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and judgments concerning the future.  The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Recoverability of the carrying value of Intangible Assets:

The Company is required to review the carrying value of its intangible assets for potential impairment.  Impairment is indicated if the carrying value of the Company’s intangible assets is not recoverable.  If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the statement of loss and comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely.  Evaluation may be more complex where activities have not reached a stage which permits a reasonable assessment of the viability of the asset.  Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data as well as the Company’s financial ability to continue marketing and sales activities and operations.

ii)

Inputs used in Black Scholes valuation model (volatility; interest rate; expected life and dividend yield) in accounting for Share Purchase Warrant transactions

Estimating the fair value of granted share purchase warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant.  The estimate of warrant valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants, risk free interest rate and dividend yield.

iii)

Provision for Contingent Liabilities

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances (Note 1).

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change

The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates.  The Company is subject to assessments by tax authorities who may interpret the tax law differently.  Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary, Nuva Marine Pharmaceuticals Inc. (Formerly “Sirona Therapeutics Corp.”).  The subsidiary is an inactive company, the shares of which were acquired pursuant to an asset purchase agreement. All significant inter-company balances and transactions have been eliminated on consolidation.

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity

Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive income/(loss) in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Share Purchase Warrants

The Company has adopted the Black Scholes Valuation model with respect to the measurement of warrants issued as private placement units.  This method allocates the proceeds received based on the fair value of the warrants, with any remaining value greater than the warrant’s fair value being allocated to the common shares.  The fair value attributed to the warrants is recorded as contributed surplus.  When warrants are exercised, the value is transferred from contributed surplus to capital stock.  If the warrants expire unexercised, the related amount remains in contributed surplus.

Earnings/(Loss) per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income/(loss) attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income/(loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income / (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Deferred tax liabilities:

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

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

The Company classifies its financial instruments as follows:

Cash

Fair value through profit and loss

Accounts Receivable

Loans and receivables

Accounts Payable & Accruals

Financial Liability

Promissory Notes

Financial Liability

Short-Term Loans

Financial Liability

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income/(loss) during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive income/(loss).

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The Company’s equipment, which consists of office equipment, is amortized at 30%.

Revenue

Revenue is recognized at the time of shipment, at which point risks and rewards over ownership and title of transfer have passed to the customer.  At the point of sale, the Company assesses whether collection of the amount billed to the customer is reasonably assured.  If collection of the amount is not reasonably assured, the Company defers recognizing revenue until such point as collection is reasonably assured, usually upon receipt of payment.  If the customer is not known to the Company, payment in advance is required and the revenue is recognized when the products are shipped.  Revenue is recognized net of any expected sales return.  Under the Company’s current policy, returns of products are not allowed unless damaged products or the wrong products have been shipped by the Company

Intangible Assets

The carrying values of intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the life of 99 years. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value.  The carrying value is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the period occurred.

Changes in significant accounting policies

The Company has not adopted new accounting policies since its recent year ended June 30, 2013. The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for the annual period beginning on or after January 1, 2013.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

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

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, provides   the guidance on the measurement of   fair value and related disclosures through a fair value hierarchy.

4.

ACCOUNTS RECEIVABLE

	June 30, 2013 $	Age (Days)	June 30, 2012 $	Age (Days)
Receivables	-	-	7,600	90+
Interest on Notes	-	-	1,275	90+
Value Added Tax (GST / HST)	11,695	> 30 to 90+	(716)	> 30
	11,695

For the year-ended June 30, 2013, the total balance of Accounts Receivable is made up of HST/GST receivable which is comprised of amounts throughout the year. There is no issue with regards to collectability as it is an outstanding amount to be received from the Canada Revenue Agency.

For the year-ended June 30, 2012, the amounts of Receivables and Interest on Notes were over 90 days old. The Company wrote those balances off during the current June 30, 2013 year-end. The remaining ($716) balance of Value Added Tax was less than 30 days old at the time as the filing for the Company’s HST payable had just happened prior to the end of June 30, 2012.

5.

EQUIPMENT

	June 30, 2013 $	June 30, 2012 $
Opening Balance	-	1,881
Depreciation	-	(1,881)
Closing Balance	-	-

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

6.

INTELLECTUAL PROPERTY

	June 30, 2013 $	June 30, 2012 $
Pedia Safe License	170,000	-

On September 12, 2012, ALDA Pharmaceuticals Corp. the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The License Agreement is effective for 99 years from the effective date of signing of the agreement. At this time, the Company has not commenced amortization of the intangible asset as the Company has plans to commence the sales operations in the subsequent year, now that it has raised appropriate financing, and as such, will commence amortization of the intangible asset in the subsequent year.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

7.

PAYABLES AND ACCRUED LIABILITIES

       (a)

	June 30, 2013 $	June 30, 2012 $
Accounts Payable	199,785	330,986
Accruals (Audit Fees)	16,000	15,000
Payroll Withholdings	-	(187)
Unearned Revenue	-	1,436
	215,785	347,235

(b) Contingent Liabilities

Subsequent to year ended June 30, 2013, the Company received an invoice in an amount of $42,980 for office lease services dating back prior to June 30, 2012. The Company has provided for the additional invoice in the June 2013 year end even though it is the Company's position that there is no amount owing and intends to resolve in the subsequent year end.

8.

SPONSORSHIP LIABILITY

Sponsorship liability represents final payments owing per the sponsorship agreement to be fully paid by December 31, 2012.  The scheduled sponsorship payments per the sponsorship agreement were in default.  At June 30, 2012, the total outstanding sponsorship liability was $875,000.  The Company had been unable to pay the remaining $875,000 that was owed to the Canadian Olympic Committee (“the COC”) under the terms of the Sponsorship. As a result, the Company has agreed to stop using the Olympics marks. Also, with the agreement of the Company, the full amount of the COC liability has been assigned by the COC to a third party.

On September 12, 2012 the entire amount of the liability was settled by the issuance of 10,687,500 shares at a value of $0.05 per share. All of these shares are subject to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement which allows a scheduled release of shares from escrow over a three year period.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

8.

SPONSORSHIP LIABILITY (CONT’D)

Escrow Schedule:

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28,2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of June 30, 2013, there are 8,015,625 shares held in Escrow.

9.

SHORT TERM LOANS

	June 30, 2013 $	June 30, 2012 $
Canagen Pharmaceuticals	34,807	-
E3 Energy	1,100	-
	35,907	-

These loans do not bear interest and are due on demand.

 10.

PROMISSORY NOTES

	June 30, 2013 $	June 30, 2012 $
Related Parties – Current	70,667	106,000
Non-related Parties	12,500	-
Promissory Notes - Current	83,167	106,000
Related Parties – Non-current	29,444	12,500
Total Promissory Notes	112,611	118,500

During the year ended June 30, 2013, the Company made the first of eighteen $5,889 payments to settle the promissory note owing to a former director. The Current Portion of remaining promissory notes to Related Parties is $70,667, with the remaining $29,444 due past 12 months from the year-end.

During the year ended June 30, 2012, the Company received a further $29,000 from companies controlled by a director of the Company, bringing the total loan to the respective director to $106,000.  The Company and the director agreed to a debt settlement in which all past interest was waived and the principal amount of the loans is to be repaid in 18 equal installments beginning at the first of each month, once the Company was able to raise financing of at least $250,000 after any finders fees were paid out.

During the year ended June 30, 2012, the Company received a financial loan in the net amount of $12,500 from the third party.  The promissory notes are due on demand with 0% interest rate.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

11.   SHAREHOLDERS’ EQUITY

a)    Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

During the year ended June 30, 2013, the company issued 14,657,395 shares for debt and assets. At June 30, 2013 there were 21,617,075 shares issued and outstanding.

Private Placements

i)    On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit will be exchangeable for one common share of the Company and one share purchase warrant.

Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of June 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement.  The fair value of the warrants issued as part of the private placement is $663,834.

ii)

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

Shares issued for debt

On September 7, 2012, the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share.  Of  these  shares,  10,687,500  were  are  subjected  to  resale  restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement (Note 8) which allows a scheduled release of shares from escrow over a three year period.

	June 30, 2013 $	Shares	June 30, 2012 $
COC Assignment Sept. 12, 2012	875,000	10,687,500	-
Accounts Payable Sept. 12, 2012	20,540	172,295	-
Mgmt. Fees Sept. 12, 2012	39,760	397,600	-
	935,300	11,257,395	-

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

11.   SHAREHOLDERS’ EQUITY (CONT’D)

Shares issued for assets

On September 17, 2012, the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of  $170,000 by the issuance of 3,400,000 Common Shares of ALDA at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

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

A summary of the Company’s stock options and changes during each year is presented below:

	Year Ended June 30, 2013		Year Ended June 30, 2012
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	288,000	$3.20	288,000	$3.20

Options canceled	(288,000)	$3.20

Ending Balance	-	-	288,000	$3.20

(i)

During the year ended June 30, 2013, options totaling 288,500 were cancelled due to the resignation of Directors of the Company.

As of June 30, 2013, the Company has no outstanding stock options.

c)

Warrants

The  Company  has  issued  warrants  entitling  the  holders  to  acquire  common  shares  of  the

Company. A summary of changes in unexercised warrants is presented below:

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

11.   SHAREHOLDERS’ EQUITY (CONT’D)

	Warrants @2.00 1	Warrants @ $2.00 2	Warrants @ $0.20 3	Warrants 4	Total
June 30, 2011	327,500	200,000	-	600,000	800,000

Expired	-	-	-	(600,000)	(600,000)
Issued	-	-	560,000	-	560,000

June 30, 2012	327,500	200,000	560,000	-	1,087,500

Expired	(327,500)	(200,000)	-	-	(527,500)
Issued	-	-	-	8,000,000	8,000,000
June 30, 2013	-	-	560,000	8,000,000	8,560,000

(1) Exercisable at a price of $2.00 per warrant until September 7, 2012, granted pursuant to private placement.

(2)  Exercisable at a price of $2.00 per warrant until January 11, 2013, granted pursuant to private placement.

(3)  Exercisable at a price of $0.10 per warrant until April 27, 2013 and at $0.20 until April 27,

2014, granted pursuant to a private placement.

(4)  Exercisable at a price of $0.30 per warrant until June 12, 2014 and at $0.40 until June 12,

2015, and at $0.50 until June 12, 2016, granted pursuant to a private placement.

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions.

	June 30, 2013	June 30, 2012
Dividend yield	0%	0%
Expected volatility	128%	264%
Risk free interest rate	1.08%	1.69%
Expected average term	3 years	2 years

d)   Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount remains in the warrant reserve.

	June 30, 2013	June 30, 2012
Beginning Balance	$ 1,004,346	$ 964,026
Private Placement	663,834	40,320
Ending Balance	1,668,180	$ 1,004,346

•

On September 7, 2012 327,500 warrants having a value of $57,581 expired.

•

On January 12, 2013 200,000 warrants expired having a value of $18,676 expired

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the reserve.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

11.   SHAREHOLDERS’ EQUITY (CONT’D)

	June 30, 2013	June 30, 2012
Beginning Balance	$ 1,640,614	$ 1,640,614
Options Granted	-	-
Options Exercised	-	-
Ending Balance	1,640,614	$ 1,640,614

12.  SETTLED NOTICES OF CLAIM

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,728 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at June 30, 2013. Subsequent to the year-end, the Company paid off the debt in full.

On March 29, 2012, ACD Insurance Services Ltd. filed a Notice of Claim (“the ACD Claim”) in the Provincial Court of British Columbia, North Vancouver against the Company for $2,148 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company. The ACD claim was assigned to a third party who accepted 21,480 shares of the Company in settlement of the ACD claim on December 31, 2012.

13.  RELATED PARTY TRANSACTIONS

a)   During the year ended June 30, 2013, the Company was invoiced for management/consulting fees of $62,500 (June 30, 2012 - $152,302)

The Company issued 397,600 shares to settle $39,760 of management fees owed and the balance of $119,280 was booked to gain on debt settlement. During the year ended June 30, 2012 $125,440 of consulting fees were settled for the rights to manufacture and market T36® disinfectant and hand sanitizer products in Canada

b)   During the year ended June 30, 2013, the Company owed $52,500 (2012 - $nil) for fees accrued in arrears to former director’s of the Company.

c)   During the year ended June 30, 2013, the Company received net financial loans in the amount of $nil (June 30, 2012 - $29,000) from companies controlled by the directors of the Company.

d)    During the year ended June 30, 2013, the Company was invoiced $12,089 (June 30, 2012 - $nil) to a company owned by a director for accounting services.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

14. CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and cash equivalents in the definition of capital, which totaled $182,608 (2012 – ($1,318,829)). The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations.  The availability of capital is solely through the issuance of the Company’s common shares.  The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

14. CAPITAL DISCLOSURES (CONT’D)

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

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

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

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

16.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

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

As at June 30, 2013, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year and Promissory Notes valuing $112,611, as well as short-term loans of $35,907.

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

ii)  The fair value of notes payable approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at June 30, 2013
	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	619,296	-	-
Accounts receivable	11,695	-	-

Financial Liabilities
Accounts payable and accrued liabilities	215,785	-	-
Short Term Loans	35,907	-	-
Promissory notes	112,611	-	-

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

16.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

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

17.   INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of comprehensive income/(loss) for the years ended 2013 and 2012:

	2013	2012
Income (loss) before taxes	283,432	(303,565)
Statutory tax rate	25.25%	25.75%
Expected income tax (recovery)	71,560	(78,168)
Non-deductible items	-	(32,699)
Change in estimates	30,177	-
Change in enacted tax rate	(97,285)	3,229
Share issue costs	(14,757)	-
Change in deferred tax asset not recognized	10,305	107,638
Total income taxes	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at June 30, 2013 and 2012 are comprised of the following:

The 2013 statutory rate of 25.25% differs from the 2012 statutory rate of 25.75% because of a change in applicable provincial substantively enacted tax rates.

Nuva Pharmaceuticals Inc. (Formerly ALDA Pharmaceuticals Corp.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2013 and 2012

17.   INCOME TAXES (CONT’D)

	2013	2012
Non capital loss carry-forwards	2,400,613	2,403,350
Property and equipment	5,612	5,396
Intangible asset	90,639	87,153
Financing costs	18,052	8,712
	2,514,916	2,504,611
Deferred tax asset not recognized	2,514,916	2,504,611
Net deferred tax asset (liability)	-	-

The Company has non capital loss carry forwards of approximately $9,233,129 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$
2014	111,545
2015	582,793
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,485
2033	236,245
TOTAL	9,233,129

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

18.   SUBSEQUENT EVENTS

Subsequent to year end the Company has:

1.

The Company changed its name from ALDA Pharmaceuticals Corp. to Nuva Pharmaceuticals Inc.

2.

On July 12, 2013 entered into a Memorandum of Understanding (“MoU”) with a Chinese company, Hangzhou Kangjiale Tourism Articles Co. Ltd., to manufacture, distribute and sell in China the Company’s patented T36® liquid disinfectant and gel sanitizer technology.

3.

Signed on August 1, 2013 an agreement to acquire FerroHeme and the concomitant global sales and marketing rights to the product for a consideration of Common Shares of Nuva based on Canagen’s asking price of $340,000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: January 12, 2014	NUVA PHARMACEUTICALS INC.

By: /s/Jamie Lewin
Jamie Lewin,
Chief Financial Officer