Form 20-F
period 2014-06-30
Vanc Pharmaceuticals Inc.
filed 2014-11-20
CIK 1355736

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

For the fiscal year ended June 30, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report _____________

For the transition period from ___________________ to ______________________

Commission file number:  000-51848

VANC Pharmaceuticals Inc.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  June 30, 2014  36,767,075 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934  Yes  ☐     No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):  Large accelerated filer  ☐                   Accelerated filer ☐                 Non-Accelerated filer☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP     ☐                                                International Financial Reporting Standards as issued                                               Other ☐

                                                                            by the International Accounting Standards Board              ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Indicate by check mark which financial statement item the Company has elected to follow.  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐     No ☒

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2014 unless an earlier or later date is indicated.

SEC 1852 (01-12) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

i

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

4

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3. KEY INFORMATION

5

ITEM 4. INFORMATION ON THE COMPANY

15

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

18

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

22

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

31

ITEM 8. FINANCIAL INFORMATION

32

ITEM 9. THE OFFER AND LISTING

33

ITEM 10. ADDITIONAL INFORMATION

35

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

43

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

43

PART II

44

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

44

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

44

ITEM 15. CONTROLS AND PROCEDURES

44

ITEM 16. RESERVED

44

PART III

46

ITEM 17. FINANCIAL STATEMENTS

46

ITEM 18. FINANCIAL STATEMENTS

46

ITEM 19. EXHIBITS

46

SIGNATURES

74

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”) The Company is still a British Columbia, Canada.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”) The Company is still a British Columbia, Canada.

BUSINESS OF VANC PHARMACEUTICALS INC.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2014 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Jamie Lewin (1) 1518 – 1030 West Georgia Street, Vancouver, BC V6E 2Y3, Canada	65	April 12, 2012
Eugene Beukman (1) 615 – 800 West Pender St. Vancouver, BC V6C 2V6, Canada	55	November 14, 2012
Michael Bianco(1) 530 Lytton Ave., Palo Alto, CA 94301	73	January 31, 2014
Sina Pirooz(1) 2685 W. Broadway, Vancouver, BC V6K 2G2	45	October 25, 2013

(1) Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Arun Nayyar, CEO	57	November 12, 2013
Jamie Lewin, CFO	65	April 12, 2012
Eugene Beukman, Secretary	55	November 14, 2012

.

Mr. Nayyar’s business functions, as CEO of the Company, included overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

Mr. Lewin’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors

Mr. Beukman’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company.

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

1.C. Auditors

Meyers Norris Penny LLP performed the year end audits in 2012, 2013 and 2014.

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

2014.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2014	Year Ended 2013	Year Ended 2012	Year Ended 2011	Year Ended 2010
IFRS
Revenue	0	0	83,361	305,592	1,459,686
Net Income (Loss) for the Year	(733,946)	283,432	(306,565)	(1,875,565)	(3,992,659)
Basic Income (Loss) Per Share	(0.03)	0.02	(0.03)	(0.03)	(0.07)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (1)	26,107,760	18,821,177	6,451,760	6,231,468	5,689,516
Period-end Shares (1)	36,767,075	21,617,075	6,959,680	6,399,680	5,872,180

Working Capital	156,185	296,132	(1,320,984)	(1,068,383)	234,420
Sponsorship Liability	0	0	875,000	0	237,983
Long-Term Debt	0	29,444	0	0	0
Capital Stock	8,990,307	7,943,874	7,933,288	7,921,708	7,494,231
Shareholders’ Equity (Deficit)	663,097	(436,688)	(1,321,164)	(1,066,502)	239,296
Total Assets	820,418	800,991	19,751	190,494	1,353,067

US GAAP
Net Loss	(733,946)	283,432	(306,565)	(1,875,565)	(3,992,659)
Income/(Loss) Per Share	(0.03)	0.02	(0.03)	(0.03)	(0.07)
Shareholders’ Equity	663,097	(436,688)	(1,321,164)	(1,066,502)	239,296
Total Assets	820,418	800,991	19,751	190,494	1,353,067

(1) At June 30, 2014 there were 36,767,075 shares issued and outstanding.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2014, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
November 2014	n/a	n/a	n/a	n/a
October 2014	0.8969	0.8825	0.8940	0.8872
September 2014	0.8922	0.8913	0.8963	0.8929
August 2014	0.9210	0.9195	0.9251	0.9197
July 2014	0.9183	0.9149	0.9194	0.9171
June 2014	0.9367	0.9348	0.9393	0.9372

Three Months Ended September 30, 2014	0.9404	0.8913	0.9416	0.9399
Three Months Ended June 30, 2014	0.9367	0.9085	0.9393	0.9173

Fiscal Year Ended June 30, 2014	0.9328	0.8866	0.9803	0.9343
Fiscal Year Ended June 30, 2013	0.9593	0.9694	0.9694	0.9694
Fiscal Year Ended June 30, 2012	1.0019	1.0002	1.0221	1.0019
Fiscal Year Ended June 30, 2011	0.9995	0.9381	1.0542	1.0370

(Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2014.

Private Placements:

i)

On April 08, 2014 the Company closed a non-brokered Private Placement of 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of $175,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twelve (12) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered Private Placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.13 per Common Share.

In accordance with the Private Placements, Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering will be used by the Company for general ongoing corporate and working capital purposes.

The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following parameters was $375,000.

April 2014
Dividend yield	178.59 – 201.52%
Expected volatility	201.52%
Risk free interest rate	1.07%
Expected average term	1 -2 years

ii)

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

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of June 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834

Options:

(i)

In September 2013, a total of 1,400,000 options were issued to Directors and Consultants of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.083 each or $116,633 using the Black – Scholes method and the following parameters.

(ii)

In February 2014, a total of 1,000,000 options were issued to an Officer of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.12 each or $120,441 using the Black – Scholes method and the following parameters

(iii)

On May 08, 2014 a total of 400,000 options having a life of 5 years and an exercise price of $0.13 were issued to Directors, vesting 25% on the date of grant and every 6 months thereafter. The options were valued at $0.187 each or $74,922 using the Black – Scholes method and the following  parameters.  As  at  June  30,  2014,  $28,703  has  been  recognized  as  Stock-based compensation.

In addition on May 08, 2014, 400,000 options having a life of two years, an exercise price of $0.13, and the vesting term of 25% on the date of grant and every 6 months thereafter were granted to investor relations consultants. The options were valued at $0.17 each or $66,767 using the Black – Scholes method and the following parameters. As at June 30, 2014, $25,579 has been recognized as Stock-based compensation.

(iv)

During the year ended June 30, 2014 a total of 950,000 options issued in September 2013 at $0.10 were canceled.

Warrants:

During the year ended June 30, 2014, no warrants were exercised.

Table No. 5

Capitalization and Indebtedness

As of June 30, 2014

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	36,767,075
Share Capital	8,990,307
Subscriptions Receivables	0
Reserve-Warrants	2,090,747
Reserve – Options	1,931,969
Retained Earnings (deficit)	(12,349,926)
Net Shareholders’ Equity	663,097
TOTAL CAPITALIZATION
Stock Options Outstanding:	1,950,000
Warrants Outstanding (1):	12,050,000
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

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

(c)

Otherwise acquires significant assets other than cash.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500.00

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000.00

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000.00

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800.00

	Private placement @ $0.05	1,100,000	$55,000.00

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500.00
	Private placement @ $0.10	8,000,000	$800,000.00

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000.00
	Private placement @ $0.15	3,500,000	$525,000.00

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	$1,500,000.00

Fiscal 2011	Private placement @ $0.10	3,275,000	$327,500
	Private placement @ $0.10	2,000,000	$200,000

Fiscal 2012	Private placement @ $0.10	560,000	$56,000

Fiscal 2013	Private placement @ $0.10	8,000,000	$800,000

Fiscal 2014	Private placement @ $0.10	3,750,000	$375,000

4.B. Business Overview

On August 12, 2013, Vanc Pharmaceuticals Inc. trades on the TSX Venture Exchange in Canada under the symbol “NPH” and on February 23, 2014 on the OTCQB under the symbol “NUVPF”.

In 2003, VANC developed a patented infection control formulation, referred to as T36®, a mixture of ethanol containing the anti-microbial ingredients o-phenyl phenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”). All of these component chemicals are bio-degradable.

The Company is no longer maintaining patents for the T3/6 product except in Canada and China. The Company is negotiating a joint venture agreement in China for the marketing of this product.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements (“CRA”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

Sales

There have been no sales during the year ended June 30, 2014 (June 30, 2013 - $nil).

Manufacturing

On April 16th, 2014 the company announced that it had signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. The suppliers will manufacture and VANC will market and sell these new product lines under its own label.

On August 01, 2013 and on September 11, 2012, the Company entered into agreements with Canagen Pharmaceuticals Inc. that granted Canagen the sole, exclusive right to manufacture Pedia-Safe and FerroHeme or to have Pedia-Safe and FerroHeme manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company.

Patents

The Company has abandoned T3/6 patent renewals in Europe, the USA and Australia. It is maintaining the Chinese patent and the Canadian patent, which was assigned in a debt settlement agreement with a former Director.

China

On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for T36® formulation until August 20, 2022. On November 25, 2010 the Company was advised that the above patent became vulnerable to an application for a compulsory license on October 17, 2010. Under Chinese patent practice, it is possible for a third party to apply for the grant of a compulsory license should the invention not have been “worked” or otherwise been impeded from being worked, three years from the grant of a Patent. This may take into account circumstances where the conditions attached to the licensing of the invention are unreasonable, or the demand for the invention is not reasonably being met. The government body responsible for considering applications for a compulsory license will consider a multitude of factors before granting such a license and there may be mechanisms available for patentees to respond, or comment, on such applications.

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010. A third Office Action was received by the Company on February 1, 2011. The Company chose not to respond to this Office Action.

Canada

On April 6, 2011, the Company announced in a news release that the Canadian patent had been allowed. The Company allowed the patent to become temporarily abandoned and had it reinstated on October 3, 2012. The company settled debts with a former Officer and Director with the transfer of the T3/6 patent for Canada. Part of the agreement was that the Company would maintain the patent renewals.

Trademarks

“T36®”

The Company successfully trademarked “T36®” and the design of the T36® logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”.

“Pedia-Safe” “FerroHeme” “Sennalax”

On April 25, 2014 the Company made application to have the above-mentioned three trade-marks registered.

Products Registered in Canada

The following table summarizes the NPN’s that have been received from Health Canada.

NPN’s - Products to be marketed by the Company.

80026139	30-Jun-11	Pedia-Safe Polyvitamin Drops[1]
80001571	05-Apr-06	Ferroheme[2]

1 Licensed to the Company by Canagen in an agreement dated September 11, 2012.

2 A Memorandum of Understanding dated October 17, 2012 is in place for licensing of Ferroheme to the Company by Canagen.  Agreement signed on August 01, 2013.

Risk Factors

Limited Operating History

There is no assurance that Vanc will earn profits in the future, or that profitability, if achieved, will be sustained. Operating in the pharmaceutical and biotechnology industry and the pharmaceutical contract manufacturing industry requires financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue Vanc business development and marketing activities. If Vanc does not have sufficient capital to fund its operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities.

Development of Technological Capabilities

The market for Vanc’s products is characterized by changing technology and continuing process development. The future success of Vanc’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Vanc’s operations provide the products and services currently required by our customers, there can be no assurance that Vanc’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Vanc’s products or services uncompetitive. If Vanc needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments. Vanc may not be able to raise the required capital on terms satisfactory to Vanc or at all.

4.C. Organization structure

The Company is not part of a group and has only one wholly owned subsidiary, Nuva Marine Pharmaceuticals Inc., a Company incorporated in British Columbia. It is currently inactive.

4.D. Property, Plant and Equipment

The Company has no facilities.

The Company uses outside manufacturers for its production needs.

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

5. A. Operating Results of the Company

Overview

During the 2011 fiscal year, sales of hand sanitizers collapsed and the global market conditions made financing unavailable or unattractive and the Company experienced a sever shortage of working capital. This has halted the Company’s quest to continue investing in clinical testing and registration of its therapeutic products in Canada, the EU and the US through Health Canada, the EMA and the FDA, respectively.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, Over-the-counter’s and generics.

1.4

RESULTS OF OPERATIONS

Sales

The Company recorded sales of $nil in 2014 compared to $nil in 2013.

Cost of Sales

For the year ended June 30, 2014 and 2013, the cost of sales incurred was $ nil and $nil.

Gross (Loss)/ Profit

For the year ended June 30, 2014 and 2013, the Company recorded a gross profit of $nil and $nil.

Advertising and Promotion

Advertising and promotion costs were $nil due to the ceasing of organized sales. This contrasts with the same period in (2013 - $nil).

Consulting

Management/Consulting fees for the year ended June 30, 2014 and 2013 were $ 204,333 and $65,778 respectively. During the 2014 and 2013 fiscal years no non-cash stock-based compensation was recognized for consultants.

Investor Relations

Investor relations activities amounted to $ 32,000 and $nil for the years ended June 30, 2014 and 2013 respectively.

Legal and Accounting Fees

In 2014, legal and accounting fees of $48,862 (2013 - $22,547) were lower due to relatively less legal work being required. Legal fees incurred in the periods generally consist of advising the Company on general legal matters, attending to preparation of required and revised documentation to the TSX Venture Exchange and the securities commissions, the preparation of documentation required for private placements and attending to the closing of the private placements. Accounting fees consisted of auditing of the Company’s annual financial statements.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2014 and 2013 were $5,156 and $10,162, respectively. The expenses related to research and development activities, which do not meet generally accepted criteria for deferral, are expensed as incurred. Costs in this category include continuation of patent applications, ongoing registration of “T36”. During the 2014 year, costs were lower due to less activity in product registration, development and patenting.

Wages and Benefits

Wages and benefits were $nil and $nil for the years ended June 30, 2014 and 2013.

Income/(Loss) and Comprehensive Income/(Loss) for the Year

During fiscal 2014 the Company realized Net Comprehensive Income/ (Loss) of $(733,946) while for the same period in 2013 it incurred a income of $283,432. The difference can be attributed to a $475,007 gain on settled liabilities in 2013.

5. B. Liquidity and capital resources

Liquidity

The Company has also established a plan to introduce therapeutic applications of the T36® formulation into China.. The Company will need to undertake further financings in order to carry out these plans. These financings will lead to the dilution of current shareholders of the Company.

Capital resources

During the year ended June 30, 2014, no warrants and options were exercised

i)

On April 08, 2014 the Company closed a non-brokered Private Placement of 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of $175,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twelve (12) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered  Private Placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.13 per Common Share.

In accordance with the Private Placements, Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering will be used by the Company for general ongoing corporate and working capital purposes.

The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following parameters was $375,000.

ii)

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

The private placement was subject to a TSX-V hold period expiring on October 12, 2013. As of June 30, 2013, the private placement was classified as Share Subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834

At the time of this report, the Company does not have sufficient working capital to pursue its development plans. There can be no guarantee that the Company will derive any proceeds from the exercise of outstanding warrants and options. There is no assurance that additional funding will be made available to the Company to fulfill its business objectives. In addition, there can be no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable.

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

Changes in Significant Accounting Policies

i) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IAS 27, Consolidated and Separate Financial Statements and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures to align with the new consolidation guidance.

ii) IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity. The Company may be subject to joint arrangements in the future upon fulfilling the terms to acquire its 70% interest in the Moss Mine.

iii) IFRS 13, Fair Value Measurement, is a comprehensive new standard for fair value measurement and disclosure across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2013 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Arun Nayyar	57	CEO	n/a	n/a
Jamie Lewin	65	CFO, and Director	Janda Group, Choice Gold Corp.	CFO, Director.
Sina Pirooz	45	Director	n/a	n/a
Eugene Beukman	55	Director and Secretary

Acana Capital Corp., Anergy Capital Corp., Bard Ventures Inc., Burnstone Ventures Inc., Emerge Resources Inc., Grand Peak Capital Corp., Innovative Properties Inc., Orofino Minerals Inc., SLAM Exploration Ltd.

				All Directorships

o

Jamie A Lewin – CFO:  BA (Economics) Western University, 1972; LLB Laval University, 1984; MBA City University, 1992; Certified Management Accountant (CMA), 2003; Chief Financial Officer of: Grand Peak Capital Corp. since 2009, Lucky Minerals Inc. since 2010, Grenville Gold Corp. since 2011, Orofino Minerals Inc. since 2011 and Innovative Properties Inc. since 2011.  Abenteuer Resources Corp., from 2006 to 2011, Dussault Apparel, Inc., from 2007 to 2008; Musgrove Minerals Corp. 2011 – 2012, Acana Capital Corp. from 2011 to 2012. In addition he has been a Director at:  Choice Gold 2012 – current, Abenteuer Resources 2006 – 2011, Lucky Minerals 2010 – 2011 and Innovative Properties 2011 – 2012.

o

Mr. Eugene Beukman, Director & Secretary:  has been a corporate consultant to public companies in Canada since January 1994, primarily involved in the acquisition of assets and joint ventures.  Mr. Beukman graduated from Rand University of Johannesburg, South Africa, with a Bachelor of Law Degree and a Bachelor of Law Honors Postgraduate Degree.

Overall he has over thirty years’ experience in the acquisition of assets and joint venture agreements.  Mr. Beukman is an Advocate of the Supreme Court of South Africa.  He is a director and/or officer of several reporting companies listed on the TSX Venture Exchange and CNSX

o

Mr. Pirooz Director is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over ten years of pharmaceuticals and pharmacy management experience. He is an owner of Pure Integrative Pharmacy chain stores and President of SP RX Services, an established pharmacy consulting company, which provides consulting, pharmacist and pharmacy management services to many of Canada’s largest and established drug store chains, pharmacy chains and independent pharmacies and drug stores, including Shoppers Drug Mart, Rexall Drugs, Pharmasave and Guardian Pharmacies.

He is also actively engaged in the sales, marketing and export of pharmaceuticals, OTC drugs and health supplements to the Middle East. He has previously worked as a Pharmacy Manager at

Shoppers Drug Mart and Pharmasave, a hospital pharmacist at Vancouver General

Michael F. Bianco Director, is Chairman of American Capital Markets Group, has been actively involved in corporate banking, investment banking and management consulting in the United States and Asia during the past thirty years. Mr. Bianco was previously Managing Director and National Partner, Corporate Financial Consulting for Arthur Andersen & Company. He has served as President & CEO of Loeb Rhoades Securities Corporation, a subsidiary of the investment banking firm, Loeb, Rhoades & Co. that was merged with Lehman Brothers. He started his corporate finance career with Chase Bank in New York City. He has managed or co‐managed over $5 billion in public and private equity and debt financing for Asian and American corporations in the domestic and foreign capital markets. His clients have included both Fortune 1000 companies as well as medium size enterprises including Chevron, US Leasing, Borg Warner, Safeway, Dole, Bechtel, Del Monte, and many leading Asian companies including Canon, Orix, Seiko, JAFCO, Coastal Properties and Neusoft. He has started and led several financial services companies both in the USA and Asia including community banks, Internet based banks, consumer finance, securities investments and equipment leasing companies.

Mr. Bianco is a General Partner of Life Science Equity Partners also a Director of the Korean17 American Chamber of Commerce and served as a Director of Junior Achievement and the Enterprise Network of Silicon Valley, the largest private technology incubator in Silicon Valley. In addition, he was elected to Who’s Who in the West and Who’s Who in International Finance, and is a life member of the Stanford University Alumni Association. He is a graduate of the US Navy School of Pre‐Flight, and served in the Vietnam conflict, winning several awards and citations for his combat service. Mr. Bianco received a Master’s Degree from the Gerald R. Ford School of Public Policy at the University of Michigan, graduated from Stanford University Advanced Management College and received an undergraduate degree from Wilkes University.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2013 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	FMV Options ($)
Eugene Beukman Secretary(1)	2014 2013	Nil Nil	Nil Nil	26,380 Nil	150,000 Nil	Nil Nil	Nil Nil	24,990 Nil
Jamie Lewin, Chief Financial Officer (2)	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	26,620 12,089 3,000	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	24,990 Nil Nil
Arun Nayyar Chief Executive Officer(1)	2014	Nil	Nil	78,333	1,000,000	Nil	Nil	120,440

(1)

Consulting/management fees were paid to a management consulting company owned by Eugene Beukman and Arun Nayyar;

(2)

Jamie Lewin invoices on a fee-for services basis at $60 an hour through his proprietorship Best Fit Consulting until April 2014 and then at $650 per month..

Table No. 8

Director Stock Option at June 30, 2014

	Issued	FMV - $	Issued	Vested	Expiry Date
Jamie Lewin, CFO, Dir.	Sept 05, 2013	24,990	150,000 @ $0.10	150,000	September 05, 2018
Eugene Beukman Sec, Dir.	Sept 05, 2013	24,990	150,000 @ $0.10	150,000	September 05, 2018
Tom Kennedy, Dir.	Sept 05, 2013	24,990	150,000 @ $0.10	150,000	September 05, 2018
Sina Pirooz, Dr. (vest)	May 08, 2014	10,764	150,000 @ $0.10	37,500	May 08, 2019
Michael Bianco, Dr. (vest)	May 08, 2014	17,939	250,000 @ $0.10	62,500	May 08, 2019

The following table gives certain information concerning stock option exercises during Fiscal 2013 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2014

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	0	$0	$103,673

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the fiscal year ended June 30, 2014 – 2,250,000 - options were granted.

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

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during Fiscal 2014 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

6.C.1. Terms of Office.

At every Annual General Meeting of the Company, the Directors are elected by the shareholders and serve as Directors until the next Annual General Meeting is held.

6.C.2. Directors’ Service Contracts.

The Company retains its officers through Employment agreements. The material terms of these contracts are as follows.

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

The Company will pay a consulting fee in the amount of (Cdn) $10,000.00 per month to Arun Nayyar for CEO consulting services. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers. The Officers are entitled to participate in the Company’s incentive stock option plan (Exhibit 4.m). The Company will reimburse the Officers for all reasonable travelling and other out-of-pocket expenses incurred in connection with services provided to the Company. The Officers will be entitled to participate in any benefit programs established by the Company. To date, no such plans are in place.

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

Jamie Lewin invoiced on a fee-for services basis at $60 an hour through his proprietorship Best Fit Consulting up until April 2014 at which time it was established at $650 per month.

Eugene Beukman through his company Pender Street Consulting invoices at $2,000 per month.

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Jamie Lewin (the Company’s CFO), Eugene Beukman (Director, Secretary), Sina Pirooz (non-management Director) and Michael Bianco (non-management Director). The Audit Committee met four times during the year ended June 30, 2014 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D. Employees

As of the date of this report, the Company had no employees.

6.E. Share Ownership

Table No. 10 lists, as of June 30, 2014, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from June 30, 2014
Common	N/A	Nil	-	1,950,000 Options
	Total Directors/Management	-	-	-

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

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 11 as of June 30, 2014, as well as the number of options granted to them. There are outstanding stock options granted to consultants, scientific advisors and investor relations.

Table No. 11

Stock Options Outstanding

		Issued	Vested	Expiry Date
Jamie Lewin, CFO, Dir.	Sept 05, 2013	150,000 @ $0.10	150,000	September 05, 2018
Eugene Beukman Sec, Dir.	Sept 05, 2013	150,000 @ $0.10	150,000	September 05, 2018
Tom Kennedy, Dir.	Sept 05, 2013	150,000 @ $0.10	150,000	September 05, 2018
Sina Pirooz, Dr. (vest)	May 08, 2014	150,000 @ $0.10	37,500	May 08, 2019
Michael Bianco, Dr. (vest)	May 08, 2014	250,000 @ $0.10	62,500	May 08, 2019
Arun Nayyar, CEO [1]	February 21, 2014	1,000,000 @ $0.10	1,000,000	February 21, 2019
IR Consultants	May 08, 2014	400,000 @ $0.10	400,000	May08, 2019
Total Granted		2,250,000 @ $0.10	1,950,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2014, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of June 30, 2014, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

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

7.A.2. Canadian Share Ownership.

On June 30, 2014, the Company’s shareholders’ list showed 36,767,075 common shares outstanding, an estimated 70 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 33 holders of record  resident in Canada, holding approximately 36,681,041 common shares; 2 holders of record resident in the USA, holding 24,000 common shares and 3 holders of record resident elsewhere holding 62,034 common shares.

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

7.A.4. Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B. Related Party Transactions

a)

During the year ended June 30, 2014, the Company was invoiced by officers and directors, the Company incurred management fee of $78,333 to Arun Nayyar (June 30, 2013 - $nil), management/consulting fees of $9,000 to Tom Kennedy and $26,380 to Eugene Beukman (June 30, 2013 - $nil) and $nil (June 30, 2013 - $45,000) to Terry Owen, the former CEO.

b)

During the year ended June 30, 2014, the Company paid $26,620 (June 30, 2013 - $12,089) for accounting fees to a company owned by the CFO, Jamie Lewin.

c)

During the year ended June 30, 2014, the following received stock options valued at: CEO, Arun Nayyar $120,440 (June 30, 2013 - $nil), CFO and Director, Jamie Lewin $24,990, Directors Tom Kennedy and Eugene Beukman $24,990 each (June 30, 2013 - $nil), Sina Pirooz $10,764 (June 30, 2013 - $nil) and Michael Bianco $17,939 (June 30, 2013 - $nil).

d)

During the year ended June 30, 2014, the Company incurred $9,530 of rent (June 30, 2013 - $nil) and $2,647 of automobile expenses (June 30, 2013 - $nil) to Arun Nayyar.

e)

As of June 30, 2014, the Company owed $26,375 to the former CEO, Terry Owen (June 30, 2013 -

$32,978) in addition to the promissory note (Note 10).

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations

Accounting Fees

For the annual statements dated June 30, 2014 and 2013 the Company paid accounting fees of $16,000 and $16,000 to Meyers Norris Penny LLP and, for the annual statements dated June 30, 2013.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

--No Disclosure Required--

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

8.A.7. Legal/Arbitration Proceedings

There are no legal proceedings against the Company. Two Small Claims judgements by suppliers have been paid in full.

8.B. Significant Changes

The Company has abandoned all patent, maintenance except for Canada and China.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "NPH". The Company also trades on the OTCQB under the symbol “NPHSF”.

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last eight fiscal quarters, and last five fiscal years.

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

Sale - Canadian Dollars

	High	Low	Closing
Month ended 11/30/14	n/a	n/a	n/q
Month ended 10/31/14	0.12	0.10	0.11
Month ended 09/30/14	0.075	0.075	0.075
Month ended 08/31/14	0.09	0.09	0.09
Month ended 07/31/14	0.15	0.12	1.12

Fiscal Year Ended 06/30/2014	0.14	0.14	0.14
Fiscal Year Ended 06/30/2013	n/a	n/a	0.08
Fiscal Year Ended 06/30/2012	n/a	n/a	.07
Fiscal Year Ended 06/30/2011	0.045	0.045	0.045
Fiscal Year Ended 06/30/2010	0.125	0.12	0.12

Fiscal Quarter Ended 09/30/2014	0.075	0.075	0.075
Fiscal Quarter Ended 06/30/2014	0.16	0.12	0.12
Fiscal Quarter Ended 03/31/2014	0.23	0.16	0.16
Fiscal Quarter Ended 12/31/2013	0.10	0.06	0.08
Fiscal Quarter Ended 09/30/2013	0.18	0.11	0.12
Fiscal Quarter Ended 06/30/2013	0.14	0.08	0.14
Fiscal Quarter Ended 03/31/2013	0.19	0.12	0.14

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

Table No. 13 lists, as of June 30, 2014, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
April 27, 2012 June 12, 2013	560,000(1) 8,000,000 (1)	nil 8,000,000	$0.10 $0.10	April 27, 2014 June 12, 2015
April 08, 2014 April 08, 2014	3,750,000(3) 300,000(4)	3,750,000 300,000	$0.13 $0.30	April 08, 2016 April 08, 2015

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

       (3)   Issued pursuant to a private placement and exercisable at $0.13 until April 08, 2016

       (4)   Private placement exercisable at $0.13 until April 08, 2016; Finders at $0.30 April 08, 2015

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At June 30, 2014, there were an unlimited number of common shares authorized and 36,767,075 common shares issued and outstanding.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.85	117,647	$100,000

Fiscal 2002	Canadian Prospectus Offering (IPO) @$1.70	120,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $1.70	15,000	$25,500

Fiscal 2004	Private Placement @ $1.50	34,666	$52,000
	Private Placement @ $2..00	620,000	$1,240,000

Fiscal 2005	Private Placement @ $1.00	300,000	$300,000

Fiscal 2006	Private Placement @$0.50 Private Placement @$0.50	391,600 110,000	$195,800 $55,000

Fiscal 2007	Private Placement @$1.50 Private Placement @$1.00	143,000 800,000	$71,500 $800,000

Fiscal 2008	Private placement @ $1.20	200,000	$240,000
	Private placement @ $1.50	350,000	$525,000

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $2.50	600,000	1,500,000

Fiscal 2011	Private placement @ $1.00 Private placement @ $1.00	327,500 200,000	$327,500 $200,000

Fiscal 2012	Private placement @$0.10	560,000	$56,000

Fiscal 2013	Private placement @$0.10	8,000,000	$800,000

Fiscal 2014	Private placement @$0.10	3,750,000	$375,000

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

Dividends

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares. No dividend may be paid if the Company is, or would thereby become, insolvent.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Jamie Lewin, is a financially literate member of the Company’s Audit Committee. Eugene Beukman, Sina Pirooz and Michael Bianco are considered “independent” and “financially literate”, as those terms are defined in applicable securities legislation.

Jamie A Lewin – CFO:  BA (Economics) Western University, 1972; LLB Laval University, 1984; MBA City University, 1992; Certified Management Accountant (CMA), 2003; Chief Financial Officer of: Grand Peak Capital Corp. since 2009, Lucky Minerals Inc. since 2010, Grenville Gold Corp. since 2011, Orofino Minerals Inc. since 2011 and Innovative Properties Inc. since 2011.  Abenteuer Resources Corp., from 2006 to 2011, Dussault Apparel, Inc., from 2007 to 2008; Musgrove Minerals Corp. 2011 – 2012, Acana Capital Corp. from 2011 to 2012. In addition he has been a Director at:  Choice Gold 2012 – current, Abenteuer Resources 2006 – 2011, Lucky Minerals 2010 – 2011 and Innovative Properties 2011 – 2012.

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

The management of VANC is responsible for establishing and maintaining disclosure controls and procedures for information relating to the Company, including its consolidated subsidiaries. The Company’s management is also responsible for establishing and maintaining adequate internal control over financial reporting.

VANC’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. The Board, at present, is composed of three directors, all of which are considered to be independent except for Mr. Lewin who is also a senior officer. In  determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

The Board monitors the ethical conduct of VANC and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

During the financial year ending June 30, 2014, the Company’s auditors were Meyers Norris Penny LLP. The following table sets out the aggregate fees billed by Meyers Norris Penny LLP, Chartered Accountants in 2013 and 2014.

Year	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2013	$16,000 (69%)	$Nil (0%)	$1,900 (11%)	$Nil (0%)
2014	$16,000 (69%)	$Nil (0%)	$1,900 (11%)	$Nil (0%)

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

-- included after exhibit list

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2014 and 2013.

1.

Auditor’s Report, dated October 28, 2014.

2.

Consolidated Statements of Financial Position at June 30, 2014 and June 30, 2013.

3.

Consolidated Statements of Operations and Comprehensive Loss for the fiscal years ending June 30, 2014 and 2013.

4.

Consolidated Statements of Changes In Equity as at: June 30, 2014 and June 30, 2013.

5.

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2014 and 20132.

6.

Notes to Consolidated Financial Statements.

(B)  Index to Exhibits:

1. Articles of Incorporation – Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014
2. Instruments defining the rights of holders – N/A
3. Voting trust agreements – N/A
4. Material contracts – N/A
5. List of Foreign Patents China: ZL02829642.7
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – Nuva Marine Pharmaceuticals.)
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice required by Rule 104 of Regulation BTR – N/A
11. Code of Ethics – Filed with Form 20F, February 27, 2014
12.1 Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
12.2 Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
13.1 Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
13.2 Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
14. Legal opinion – N/A
15. Additional Information – Documents pertaining to the Change of Auditors - previously filed as Exhibit 10 with the amended 2007 Form 20-F filed on February 17, 2009.
16. Mine Safety Disclosures – N/A

Vanc Pharmaceuticals Inc.

(Formerly Nuva Pharmaceuticals Inc.)

Consolidated Financial Statements

For The Years Ending June 30, 2014 and 2013 (Expressed In Canadian Dollars)

Management’s Responsibility

To the Shareholders of Vanc Pharmaceuticals Inc.:

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

The Board of Directors and Audit Committee are composed primarily of Directors who are neither management nor employees of the Vanc Pharmaceuticals Inc. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of the Vanc Pharmaceuticals Inc.'s external auditors.

MNP LLP is appointed by the Shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

October 28, 2014

 “Eu g eu e Beu kma n ”

“Ja mie Lewin ”

Director

Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Vanc Pharmaceuticals Inc.:

We have audited the accompanying consolidated financial statements of Vanc Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at June 30, 2014 and 2013, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vanc Pharmaceuticals Inc. and its subsidiaries as at June 30, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of these consolidated financial statements, which states that Vanc Pharmaceuticals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 1, indicates the existence of a material uncertainty which may cast substantial doubt about the ability of Vanc Pharmaceuticals Inc. to continue as a going concern.

Vancouver, BC

October 28, 2014

Vancouver, BC                                                                                                                         Chartered Accountants

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) Consolidated Statements of Financial Position As at June 30, 2014 and 2013 (Expressed In Canadian Dollars)
	June 30, 2014	June 30, 2013

ASSETS
Current Assets
Cash and Equivalents	$ 295,377	$ 619,296
Prepaid	2,500	-
Accounts Receivable (Note 4)	15,629	11,695
	313,506	630,991
Equipment	30,912	-
Intellectual Property (Note 5)	476,000	170,000
Total Assets	820,418	800,991

LIABILITIES
Current Liabilities

Accounts Payable and Accrued Liabilities (Note 7)	$ 124,343	$ 215,785
Short Term Loans (Note 9)	-	35,907
Promissory Notes – Current Portion (Note 10)	32,978	83,167
	157,321	334,859
Promissory Notes (Note 10)	-	29,444
	157,321	364,303

SHAREHOLDERS’ DEFICIT
Share Capital (Notes 11)	8,990,307	7,943,874
Share Capital – Share Subscriptions (Note 11)	-	800,000
Reserves (Notes 11)	4,022,716	3,308,794
Deficit	(12,349,926)	(11,615,980)
	663,097	(436,688)
Total Liabilities & Shareholders’ Deficit	$ 820,418	$ 800,991

*See accompanying notes to the consolidated financial statements

Going concern (Note 1) Commitments (Note 15) Subsequent events (Note 18)

Approved and authorized on Behalf of the Board of Directors on October 28, 2014

                                           “ Eugene Beukman”

                                            “Jamie Lewin”

                                      Eugene Beukman, Director

Jamie Lewin, Director

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) Consolidated Statements of Comprehensive Income / (Loss) For The Years Ended June 30, 2014 and 2013 (Expressed In Canadian Dollars)

	June 30, 2014	June 30, 2013

Expenses
Amortization	$948	$-
Bank Service Charges	2,631	1,140
Filling Fees and Transfer Agent	39,567	32,393
Foreign exchange	759	-
Investor Relations	32,500	-
Legal and Audit	48,862	22,547
Management & Consulting Fees	204,333	65,778
Office and Miscellaneous	34,306	9,519
Product Registration & Development	5,156	10,162
Professional Fees	50,004	12,089
Rent	18,530	38,667
Research	29,573	-
Stock based compensation	291,355	-
Travel	16,109	800
Total Expenses	774,633	193,095
Net Loss before Other Items	(774,633)	(193,095)

Other Items
Finance expense	-	(590)
Other Income	-	2,110
Net Gain/(Loss) on Liabilities Settled (Note 12)	40,687	475,007
	40,687	476,527
Comprehensive Income/(Loss) for the Year	$(733,946)	$283,432

Basis Earnings/(Loss) Per Share	$(0.03)	$0.02
Diluted Earnings/(Loss) Per Share	$(0.03)	$0.01
Weighted Average of Shares Outstanding	26,107,760	18,821,177

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) Consolidated Statements of Changes In Equity For The Years Ended June 30, 2014 and 2013 (Expressed In Canadian Dollars)

	Number Of Shares	Share Capital	Share Subscriptions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance July 1, 2012	6,599,680	7,933,288	-	1,004,346	1,640,614	(11,899,412)	(1,321,164)
Issued during year
For Cash		-	800,000	-	-	-	800,000
For Debt	11,257,395	562,870	-	-	-	-	562,870
For Assets	3,400,000	170,000	-	-	-	-	170,000
Share issue costs		(850)					(850)
Finder’s fees		(57,600)					(57,600)
Warrant in placement	-	(663,834)	-	663,834	-	-	-
Net comprehensive income	-	-	-	-		283,432	283,432

Balance June 30, 2013	21,617,075	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688

Balance July 1, 2013	21,617,075	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688
Issued during year
For Cash	3,750,000	-	-	-	-	-	-
For Assets (Note 11)	3,400,000	306,000	-	-	-	-	306,000
Share issue cost	-	(59,567)	-	47,567	-	-	(12,000)
Warrant in placement	-	-	-	375,000	-	-	375,000
Share Subscriptions	8,000,000	800,000	(800,000)	-	-	-	-
Stock based compensation	-	-	-	-	291,355	-	291,355
Net comprehensive loss	-	-	-	-	-	(733,946)	(733,946)

Balance June 30, 2014	36,767,075	8,990,307	-	2,090,747	1,931,969	(12,349,926)	663,097

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) Consolidated Statements of Cash Flow For The Years Ended June 30, 2014 and 2013 (Expressed In Canadian Dollars)

	June 30, 2014	June 30, 2013

Operating Activities:
Income/(Loss) and Comprehensive Income/(Loss)	$ (733,946)	$ 283,432

Items Not Involving Cash
Amortization	948	-
Settlement of Current Liabilities	(40,687)	415,070
Settlement of Sponsorship Liability	-	(875,000)
Stock based compensation	291,355	-
	(482,330)	(176,498)

Changes in Non-Cash Working Capital Items

(Increase)/Decrease in Accounts Receivable	(3,934)	(3,536)
(Increase)/Decrease in Prepaid	(2,500)	9,077
Increase in Accounts Payable and Accruals	(50,755)	16,350
	(57,189)	21,891

Investing Activities:

Equipment	(31,860)	(31,860)

Financing Activities:

Proceeds from Private Placement	375,000	800,000
Share Issue Costs	(12,000)	(58,450)
Short Term Loans	(35,907)	35,907
Promissory Notes	(79,633)	(5,889)
	247,460	771,568

Increase/ (Decrease) in Cash	(323,919)	616,961
Cash, Beginning of Year	619,296	2,335
Cash, End of Year	$ 295,377	$ 619,296

Transactions Not Involving Cash
Shares for Debt Settlement	$ -	$ 562,870
Shares for Assets (FerroHeme & Pedia Safe License)	306,000	170,000
Total	$ 306,000	$ 732,870

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

1.  NATURE OF OPERATIONS AND GOING CONCERN

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000 and is listed on the TSX Venture Exchange (the “Exchange)” as “NPH” and is quoted on the OTC as “NUVPF”. The address of the Company’s corporate office and principal place of business is located at 615 - 800 W. Pender St, Vancouver, BC, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as “T36®”. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to a former officer of the Company. On August 12, 2013 the Company again changed its name to Nuva Pharmaceuticals Inc. and subsequent to the year ended June 30, 2014, the Company changed its name to Vanc Pharmaceuticals Inc.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, Over-the-counter’s and generics.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. There are conditions and events, which constitute material uncertainties that may cast significant doubt on the validity of this assumption. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and operational obligations during the upcoming year-ended June 30, 2015.

The continuation of the Company as a going concern is dependent upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations; the Company expects to raise additional financing to cover any shortfall. There can be no assurance that such financing and profitability will occur in the amounts and with terms expected. During the year-ended June 30, 2013, the Company was successful in raising $800,000 and in April 2014 $375,000 in private placements and has plans to raise additional capital in the subsequent year once raised reserves start to decrease.

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

	June 30, 2014 $	June 30, 2013 $
Comprehensive Income/(Loss)	(733,946)	283,432
Deficit	(12,349,926)	(11,615,980)
Working capital	156,185	266,688

2.  STATEMENT OF COMPLIANCE

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issue by the Board  of Directors of the Company on October 28, 2014.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

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

ii)

Inputs used in Black Scholes valuation model (volatility; interest rate; expected life and dividend yield) in accounting for Share Purchase Warrant transactions and Options granted:

Estimating the fair value of granted share purchase warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants and options, risk free interest rate and dividend yield.

iii)

Provision for Contingent Liabilities

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined.

iv)

Useful life of Equipment

The useful life of equipment is based on management estimates at the time of acquisition. The Company amortizes assets, using declining balance method, over the useful life of the asset. Estimates of residual values, useful lives and amortization methods are reviewed periodically by management. Any changes that arise from periodic reviews are accounted for and adjusted prospectively.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

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

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Vanc Marine Pharmaceuticals Inc. (Formerly “Nuva Therapeutics Corp.”). The subsidiary is an active company, of which the shares were acquired pursuant to an asset purchase agreement. All significant inter-company balances and transactions have been eliminated on consolidation.

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. The Company’s functional currency is Canadian dollar.

Transactions and balances

Transactions denominated in foreign currencies are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations and loss.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non- employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions.

The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Earnings/(Loss) per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year. For all years presented, the income/(loss) attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income/(loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

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

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the

•

deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition. All financial assets and liabilities are recorded at fair value at initial recognition.

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

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

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

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company classifies its financial instruments as follows:

Cash and equivalents	Fair value through profit and loss
Accounts Receivable	Loans and receivables
Accounts Payable and Accrued Liabilities	Other Financial Liability
Promissory Notes	Other Financial Liability
Short Term Loans	Other Financial Liability

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of comprehensive income/(loss) during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive income/(loss).

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture equipment and leasehold, is amortized at 30%.

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

Changes in significant accounting policies and adoption of new accounting standards

The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for the annual period beginning on or after July 1, 2013.

i) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IAS 27, Consolidated and Separate Financial Statements and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures to align with the new consolidation guidance.

ii) IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity. The Company may be subject to joint arrangements in the future upon fulfilling the terms to acquire its 70% interest in the Moss Mine.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

iii) IFRS 13, Fair Value Measurement, is a comprehensive new standard for fair value measurement and disclosure across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price.

Future accounting policy changes issued but not yet in effect

Pronouncements that are not applicable or that do not have a significant impact to the Company have not been included in these consolidated financial statements.

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21, however it does not expect the implementation of this standard to have a material impact on its consolidated financial statements.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) and to reduce the complexity in the classification and measurement of financial instruments. The completed version of IFRS 9 will include classification and measurement, impairment and hedge accounting requirements and the IASB has tentatively decided that the mandatory effective date of this new standard will be for annual periods beginning on or after January 1, 2018. The Company is currently monitoring the phases of this IASB project with a view to evaluating the impact of the standard when it is issued in its final form, which is expected in calendar 2014.

4.  ACCOUNTS RECEIVABLE

	June 30, 2014 $	June 30, 2013 $
Other Receivables	1,428	-
Value Added Tax (GST / HST)	14,201	11,695
	15,629	11,695

There is no issue with regards to collectability of the balance of Accounts Receivable that is made up of GST receivable as it is an outstanding amount to be received from the Canada Revenue Agency. A cheque for the $1,428 travel reimbursement was deposited on August 27, 2014.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

5. EQUIPMENT

		Furniture &	Leasehold
	Computers	Equipment	Improvements	Total
Cost
Opening Balance	$ -	$ -	$ -	$ -
Additions	1,702	6,100	24,182	31,984
Balance June 30, 2014	1,702	6,100	24,182	31,984

Amortization
Opening Balance	-	-	-	-
Depreciation	(116)	(353)	(604)	(1,073)
Balance June 30, 2014	(116)	(353)	(604)	(1,073)
NBV June 30, 2013	-	-	-	-
NBV June 30, 2014	$ 1,586	$ 5,747	$ 23,578	$ 30,912

6.  INTELLECTUAL PROPERTY

	June 30, 2014 $	June 30, 2013 $
Pedia Safe License	170,000	170,000
FerroHeme	306,000	-
	476,000	170,000

On September 05, 2013, Vanc Pharmaceuticals Inc. announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of the Company. The fair value of these shares was measured at $306,000. This transaction did not result in a change of control or in the creation of new insiders.

On September 12, 2012, Vanc Pharmaceuticals Inc. announced that the TSX Venture Exchange had provided acceptance of the License Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The License Agreement is effective for 99 years from the effective date of signing of the agreement. At this time, the Company has not commenced amortization of the intangible asset as the Company has plans to commence the sales operations in the subsequent year. Amortization on the intangible assets will commence once the Pedia-Safe Polyvitamin Drops are in commercial production.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of the Company. The fair value of these shares was measured at $170,000. This transaction did not result in a change of control or in the creation of new insiders.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(a)

	June 30, 2014 $	June 30, 2013 $
Accounts Payable	110,343	199,785
Accruals (Audit Fees)	14,000	16,000
	124,343	215,785

(b) Contingent Liabilities

Subsequent to year ended June 30, 2013, the Company received an invoice in an amount of $42,980 for office lease services dating back prior to June 30, 2012. The amount was recorded as accounts payable as of June 30, 2013. This was settled during the year ended June 30, 2014 for $22,614.

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

Escrow Schedule:

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28,2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of June 30, 2014, there are 4,809,375 shares held in Escrow.

9.  SHORT TERM LOANS

	June 30, 2014 $	June 30, 2013 $
Canagen Pharmaceuticals	-	34,807
E3 Energy	-	1,100
	-	35,907

These loans did not bear interest and were due on demand.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

10.  PROMISSORY NOTES

	June 30, 2014 $	June 30, 2013 $
Related Parties – Current (1)	32,978	70,667
Non-related Parties	-	12,500
Promissory Notes - Current	32,978	83,167
Related Parties – Non-current	-	29,444
Total Promissory Notes	32,978	112,611

(1)  The former CEO who resigned during the year

On December 23, 2013, the related parties signed a revised agreement. Under the new payment schedule, the total related party promissory note debt is due on October 1, 2014.

During the year ended June 30, 2014, the Company repaid a financial loan in the net amount of $12,500 from the non-related party and $67,133 to the related parties.

11.  SHAREHOLDERS’ EQUITY

a)

Authorized Share Capital

Authorized: Unlimited common shares without par value

Issued share capital

During the year ended June 30, 2014, the Company issued 3,400,000 shares for the acquisition of an asset, 8,000,000 shares for share subscriptions received in the year ended June 30, 2014, and 3,750,000 shares were issued through a private placement. At June 30, 2014, there were 36,767,075 shares (June 30, 2013 - 21,617,075 shares) issued and outstanding.

Private Placements

i)

On April 08, 2014 the Company closed a non-brokered Private Placement of 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of $175,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twelve (12) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered Private Placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000.

Each Unit consists of one (1) common share and one (1) transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.13 per Common Share.

In accordance with the Private Placements, Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

11.  SHAREHOLDERS’ EQUITY (continued)

Proceeds from the Offering will be used by the Company for general ongoing corporate and working capital purposes.

The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following parameters was $375,000.

April 2014
Dividend yield	178.59 – 201.52%
Expected volatility	201.52%
Risk free interest rate	1.07%
Expected average term	1 -2 years

ii)

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

Shares issued for debt

On September 7, 2012, the Company announced that the TSX Venture Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share. Of these shares, 10,687,500 were subjected to resale restrictions equivalent to a TSX-V Tier 2 Value Security Escrow Agreement (Note 8) which allows a scheduled release of shares from escrow over a three year period.

	June 30, 2013 $	Shares
COC Assignment Sept. 12, 2012	875,000	10,687,500
Accounts Payable Sept. 12, 2012	20,540	172,295
Mgmt. Fees Sept. 12, 2012	39,760	397,600
	935,300	11,257,395

Shares issued for assets

On September 20, 2013, the TSX-V approved a License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

The Agreement provided for the payment by the issuance of 3,400,000 Common Shares of the Company to the shareholders of Canagen.  The fair value of these shares was measured at $306,000. This transaction did not result in a change of control.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

11.  SHAREHOLDERS’ EQUITY (continued)

On September 17, 2012, the Company announced that the TSX Venture Exchange had provided acceptance of the License Agreement (LA) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The (LA) provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops.

The Agreement provided for the payment of $170,000 by the issuance of 3,400,000 Common Shares of the Company. This transaction did not result in a change of control.

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

A summary of the Company’s stock options and changes is presented below:

	Year Ended June 30, 2014		Year Ended June 30, 2013
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Beginning Balance	-	-	288,000	$3.20
Options issued (i)	1,400,000	$0.10
Options issued (ii)	1,000,000	$0.10
Options issued (iii) (1)	800,000	$0.13
Options canceled (iv)	(950,000)	$0.10	(288,000)	$3.20
Ending Balance
	2,250,000	$0.10	-	-
Exercisable	1,950,000	$0.10	-	-

(1)  400,000 Vesting 25% on grant and every 6 months after.

(i)

In September 2013, a total of 1,400,000 options were issued to Directors and Consultants of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.083 each or $116,633 using the Black – Scholes method and the following parameters.

(ii)

In February 2014, a total of 1,000,000 options were issued to an Officer of the Company. They have an exercise price of $0.10 and a life of 5 years. The options were valued at $0.12 each or $120,441 using the Black – Scholes method and the following parameters

(iii)

On May 08, 2014 a total of 400,000 options having a life of 5 years and an exercise price of $0.13 were issued to Directors, vesting 25% on the date of grant and every 6 months thereafter. The options were valued at $0.187 each or $74,922 using the Black – Scholes method and the following parameters.  As  at  June  30,  2014,  $28,703  has  been  recognized  as  Stock-based compensation.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

11.  SHAREHOLDERS’ EQUITY (continued)

In addition on May 08, 2014, 400,000 options having a life of two years, an exercise price of $0.13, and the vesting term of 25% on the date of grant and every 6 months thereafter were granted to investor relations consultants. The options were valued at $0.17 each or $66,767 using the Black – Scholes method and the following parameters. As at June 30, 2014, $25,579 has been recognized as Stock-based compensation.

(iv)

During the year ended June 30, 2014 a total of 950,000 options issued in September 2013 at $0.10 were canceled.

	May 2014	February 2014	September 2013
Dividend yield	0%	0%	0%
Expected volatility	155.21-177.52%	152.70%	160%
Risk free interest rate	1.07-1.65%	1.69%	2.15%
Expected average term	2-5 years	5 years	5 years

(v)

During the year ended June 30, 2013, options totaling 288,500 were cancelled due to the resignation of Directors of the Company.

(vi)

The weighted average life of options is 4.631years.

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants is presented below:

	Warrants @ $0.20 (1)	Warrants (2)	Warrants @ $0.13 (3)	Warrants @ $0.30 (4)	Total
June 30, 2013	560,000	8,000,000	-	-	8,560,000
Expired	(560,000)	-			(560,000)
Issued in PP			2,000,000	1,750,000	3,750,000
Finders	-	-	120,000	180,000	300,000
June 30, 2014	-	8,000,000	2,120,000	1,930,000	12,050,000

(1)

Exercisable at a price of $0.10 per warrant until April 27, 2013 and at $0.20 until April 27, 2014, granted pursuant to a private placement.

(2)

Exercisable at a price of $0.30 per warrant until June 12, 2014 and at $0.40 until June 12, 2015, and at $0.50 until June 12, 2016, granted pursuant to a private placement.

(3)

Exercisable at $0.13 until April 08, 2016

(4)

Private Placement exercisable at $0.13 until April 08, 2016; Finders at $0.30 April 08, 2015

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions.

	June 30, 2014	June 30, 2013
Dividend yield	0%	0%
Expected volatility	190%	128%
Risk free interest rate	1.07%	1.08%
Expected average term	1.48 years	3 years

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

11.  SHAREHOLDERS’ EQUITY (continued)

d)

Warrant Reserve:

The stock warrant reserve records items recognized as warrants until such time that they are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount remains in the warrant reserve.

	June 30, 2014	June 30, 2013
Beginning Balance	$ 1,668,180	$ 1,004,346
Private Placement	422,567	663,834
Ending Balance	$ 2,090,747	$ 1,668,180

•

On April 27, 2014 560,000 warrants expired, unexercised.

•

On September 7, 2012 327,500 warrants having a value of $57,581 expired.

•

On January 12, 2013 200,000 warrants expired having a value of $18,676 expired.

•

Weighted average exercise price is $0.34 as at June 30, 2014.

e)

Option Reserve:

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount recorded remains in the reserve.

	June 30, 2014	June 30, 2013
Beginning Balance	$ 1,640,614	$ 1,640,614
Options Granted	291,355	-
Ending Balance	$ 1,931,969	$ 1,640,614

12.  SETTLEMENTS

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (“the CRL Claim”) in the Provincial Court of British Columbia, Surrey against the Company for $9,728 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at June 30, 2013. During the year ended June 30, 2014, the Company settled and paid the debt for $6,000, resulting in a debt settlement gain of $3,728.

During the year ended June 30, 2014, the Company settled and paid an additional $88,162 of accounts payable for $53,393, resulting in a debt settlement gain of $36,959.

The Company has settled the contingent liability in Note 7(b).

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

13.  RELATED PARTY TRANSACTIONS

a)

During the year ended June 30, 2014, the Company was invoiced by officers and directors, the Company incurred management fee of $78,333 to Arun Nayyar (June 30, 2013 - $nil), management/consulting fees of $9,000 to Tom Kennedy and $26,380 to Eugene Beukman (June 30, 2013 - $nil) and $nil (June 30, 2013 - $45,000) to Terry Owen, the former CEO.

b)

During the year ended June 30, 2014, the Company paid $26,620 (June 30, 2013 - $12,089) for accounting fees to a company owned by the CFO, Jamie Lewin.

c)

During the year ended June 30, 2014, the following received stock options valued at: CEO, Arun Nayyar $120,440 (June 30, 2013 - $nil), CFO and Director, Jamie Lewin $24,990, Directors Tom Kennedy and Eugene Beukman $24,990 each (June 30, 2013 - $nil), Sina Pirooz $10,764 (June 30, 2013 - $nil) and Michael Bianco $17,939 (June 30, 2013 - $nil).

d)

During the year ended June 30, 2014, the Company incurred $9,530 of rent (June 30, 2013 - $nil) and $2,647 of automobile expenses (June 30, 2013 - $nil) to Arun Nayyar.

e)

As of June 30, 2014, the Company owed $26,375 to the former CEO, Terry Owen (June 30, 2013 - $32,978) in addition to the promissory note (Note 10).

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

14.  CAPITAL DISCLOSURES

The Company includes shareholders’ equity and cash and equivalents in the definition of capital, which totaled $958,474 (June 30, 2013 – $182,608). The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements.

15.  COMMITMENTS

Lease commitments - The Company has entered into contracts for leased premises, which expire in 2017. Total future minimum lease payments (net of sub-lease arrangement) under these contracts are as follows:

Within 1 year	$29,520
2 years	$26,400
55,920

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

16.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and equivalents, accounts receivable, accounts payable and accrued liabilities, short term loans and promissory notes. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and equivalents and accounts receivables. The Company’s cash and equivalents are held through a large Canadian financial institution. Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivables, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits and accounts receivables as minimal.

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

As at June 30, 2014, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $124,343 and promissory notes valuing $32,978.

c) Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

16.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities as of June 30, 2014.

d) Determination of Fair Value –

The fair values of financial assets and financial liabilities are determined as follows:

i)

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities, carrying amounts approximate fair value due to their short-term maturity;

ii)

The fair value of promissory notes payable approximate their carrying value as their effective interest rates approximate current market rates;

iii)

The fair value of derivative financial instruments is determined based on fair market valuation methods.

Fair Value at June 30, 2014
	Level 1	Level 2	Level 3
Financial Assets
Cash and equivalents	$ 295,377	$ -	$ -

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

17.  INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of comprehensive income/(loss) for the years ended 2014 and 2013:

	2014	2013
Income (loss) before taxes	(733,946)	283,432
Statutory tax rate	26.00%	25.25%
Expected income tax (recovery)	(190,826)	71,560
Non-deductible items	76,352	-
Change in estimates	(2)	30,177
Loss expired	29,002	-
Change in enacted tax rate	-	(97,285)
Share issue costs	(15,487)	(14,757)
Change in deferred tax asset not recognized	100,961	10,305
Total income taxes	-	-

The British Columbia corporate tax rate has increased during the year, resulting in an increase in the Company’s combined statutory tax rate.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at June 30, 2014 and 2013 are comprised of the following:

	2014 $	2013 $
Non capital loss carry-forwards	2,496,210	2,400,613
Property and equipment	5,858	5,612
Intangible asset	90,639	90,639
Financing costs	23,170	18,052
	2,615,877	2,514,916
Deferred tax asset not recognized	2,615,877	2,514,916
Net deferred tax asset (liability)	-	-

The Company has non capital loss carry forwards of approximately $9,600,805 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$
2015	542,107
2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,486
2033	236,246
2034	519,905
TOTAL	9,600,805

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.)

Notes To The Consolidated Financial Statements

For The Years Ended June 30, 2014 and 2013

18.  SUBSEQUENT EVENTS

On July 1, 2014 the Company paid down an additional $16,488 of the promissory notes and $13,062 of accounts payable that was mentioned in Note 10.

On July 25, 2014 the Company granted 200,000 options at $0.10 per share for a period of five years to an officer of the Company.

On August 6, 2014 the Company announced that it had changed its name from Nuva Pharmaceuticals Inc. to Vanc Pharmaceuticals Inc.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: November 14, 2014	VANC PHARMACEUTICALS INC.

By: /s/Jamie Lewin
Jamie Lewin,
Chief Financial Officer