Form 20-F/A
period 2014-06-30
Vanc Pharmaceuticals Inc.
filed 2015-03-02
CIK 1355736

OMB APPROVAL
OMB Number: 3235-0288 Expires: April 30, 2015 Estimated average burden hours per response..2645.52

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F /A

Amendment No. 1

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

i

Explanatory Note

This amendment has been filed to insert an updated auditors’ report which reflects certain changes to language confirming application of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and updated language that conforms to Public Company Accounting Oversight Board (“PCAOB”) requirements about an entity’s ability to continue as a going concern.  No other changes have been made from the original 20F as filed with the SEC on November 20, 2014.

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
4. Material contracts – N/A
5. List of Foreign Patents China: ZL02829642.7
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – Nuva Marine Pharmaceuticals.
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

Management’s Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vanc Pharmaceuticals Inc. and its subsidiaries as at June 30, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has accumulated deficit that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

c

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

iii)

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities, carrying amounts approximate fair value due to their short-term maturity;

iv)

The fair value of promissory notes payable approximate their carrying value as their effective interest rates approximate current market rates;

v)

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

Dated: March 2, 2015	VANC PHARMACEUTICALS INC.

By: /s/Amandeep Parmar
Amandeep Parmar
Chief Financial Officer