Form 20-F
period 2015-06-30
Vanc Pharmaceuticals Inc.
filed 2015-11-13
CIK 1355736

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

For the fiscal year ended June 30, 2015

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

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  June 30, 2015    55,219,116

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at June 30, 2015 unless an earlier or later date is indicated.

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

19

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

23

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”) The Company is still a British Columbia, Canada, company.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”) The Company is still a British Columbia, Canada, company.

BUSINESS OF VANC PHARMACEUTICALS INC.

The Company is now focused on the manufacture and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of June 30, 2015 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Amandeep Parmar (1) 4848 Killarney St. Vancouver BC, V5R3V5	28	December 3, 2014
Eugene Beukman (1) 615 – 800 West Pender St. Vancouver, BC V6C 2V6, Canada	55	November 14, 2012
Bob Rai 2257 128St. Surrey BC V4A 3V8, Canada	45	June 4, 2015
Sina Pirooz(1) 2685 W. Broadway, Vancouver, BC V6K 2G2	45	October 25, 2013

(1) Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Arun Nayyar, CEO	57	November 12, 2013
Amandeep Parmar, CFO	28	December 3, 2014
Eugene Beukman, Secretary	55	November 14, 2012

.

Mr. Nayyar’s business functions, as CEO of the Company, included overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

Mr. Parmar’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors

Mr. Beukman’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company.

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

1.C. Auditors

Smythe LLP performed the year end audit in 2015.

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

2015.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended 2015	Year Ended 2014	Year Ended 2013	Year Ended 2012	Year Ended 2011
IFRS
Revenue	5,713	0	0	83,361	305,592
Net Income (Loss) for the Year	(2,200,648)	(733,946)	283,432	(306,565)	(1,875,565)
Basic Income (Loss) Per Share	(0.05)	(0.03)	0.02	(0.03)	(0.03)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (1)	47,272,866	26,107,760	18,821,177	6,451,760	6,231,468
Period-end Shares (1)	55,219,116	36,767,074	21,617,075	6,959,680	6,399,680

Working Capital	3,305,603	156,185	296,132	(1,320,984)	(1,068,383)
Sponsorship Liability	0	0	0	875,000	0
Long-Term Debt	0	0	29,444	0	0
Capital Stock	15,262,357	10,995,282	7,943,874	7,933,288	7,921,708
Shareholders’ Equity (Deficit)	3,353,461	663,097	(436,688)	(1,321,164)	(1,066,502)
Total Assets	3,540,585	820,418	800,991	19,751	190,494

US GAAP
Net Loss	(2,200,648)	(733,946)	283,432	(306,565)	(1,875,565)
Income/(Loss) Per Share	(0.05)	(0.03)	0.02	(0.03)	(0.03)
Shareholders’ Equity (Deficit)	3,353,461	663,097	(436,688)	(1,321,164)	(1,066,502)
Total Assets	3,540,585	820,418	800,991	19,751	190,494

(1) At June 30, 2015 there were 55,219,116 shares issued and outstanding.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of four most recent fiscal years ended June 30, 2015, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
April 2015	0.8252	0.8241	0.8333	0.8289
May 2015	0.8022	0.7983	0.8046	0.8041
June 2015	0.8017	0.8002	0.8089	0.8006
July 2015	0.7665	0.7634	0.7728	0.7645
August 2015	0.7563	0.7504	0.7603	0.7601
September 2015	0.7466	0.7449	0.7496	0.7493

Three Months Ended September 30, 2015	0.7463	0.7449	0.7496	0.7491
Three Months Ended June 30, 2015	0.8007	0.8002	0.8089	0.8006

Fiscal Year Ended June 30, 2015	0.8010	0.8002	0.8089	0.8006
Fiscal Year Ended June 30, 2014	0.9328	0.8866	0.9803	0.9343
Fiscal Year Ended June 30, 2013	0.9593	0.9694	0.9694	0.9694
Fiscal Year Ended June 30, 2012	1.0019	1.0002	1.0221	1.0019

(Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2015.

Private Placements:

i)

On December 10, 2014, the Company closed a non-brokered private placement of 7,607,332 units at a price of $0.15 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $0.25. Finder’s fees of $91,287 cash were paid in addition to the issuance of 608,586 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,553.

Securities are subject to a four month hold period that expired April 11, 2015. Proceeds from the offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing    corporate and working capital purposes.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year.

ii)

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

In accordance with the Private Placements, Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 agent warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering will be used by the Company for general ongoing corporate and working capital purposes.

iii)

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

The changes in share options including those granted to directors, offers and consultants during the years ended June 30, 2015 and 2014 are summarized as follows

	June 30, 2015		June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Beginning Balance	2,250,000	$0.11	-	-
Options granted	4,255,000	$0.31	3,200,000	$0.11
Expired/Cancelled	-		(950,000)	$0.10
Exercised	(1,625,000)	$0.16	-
Ending Balance	4,880,000	$0.27	2,250,000	$0.11
Exercisable	3,097,500	$0.19	1,650,000	$0.10

The following table summarizes information about share options outstanding at June 30, 2015 and 2014:

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

19-Feb-17	$0.20	450,000	-
15-Apr-17	$0.55	230,000	-
05-Jun-17	$0.55	300,000	-
05-Sep-18	$0.10	-	450,000
21-Feb-19	$0.10	1,000,000	1,000,000
08-May-19	$0.13	500,000	800,000
25-Jul-19	$0.10	200,000	-
14-Nov-19	$0.15	150,000	-
18-Dec-19	$0.20	800,000	-
08-Jan-20	$0.20	150,000	-
15-May-20	$0.45	200,000	-
05-Jun-20	$0.45	400,000	-
05-Jun-20	$0.55	500,000	-
Granted		4,880,000	2,250,000
Exercisable		3,097,500	1,650,000

The weighted average remaining contractual life of options outstanding and exercisable is 3.78 and 3.81  years, respectively.

Warrants:

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in warrants is presented below:

	June 30, 2015		June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price
Beginning balance	11,800,000	$0.33	8,000,000	$0.30
Warrants granted	4,412,252	$0.25	4,050,000	$0.21
Expired/Cancelled	-		(250,000)	$0.30
Exercised	(9,219,710)	$0.31	-
Issued and exercisable	6,992,542	$0.31	11,800,000	$0.33

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

April 8, 2015	$0.30	-	1,890,000
December 11, 2015	$0.25	1,787,542	-
April 8, 2016	$0.13	1,300,000	2,160,000
June 12, 2016	**$0.40	3,905,000	7,750,000
Issued and exercisable		6,992,542	11,800,000

*These warrants are exercisable at a price of $0.30 per warrant until June 12, 2014, $0.40 until June 12, 2015 and $0.50 until June 12, 2016.

Table No. 5

Capitalization and Indebtedness

As of June 30, 2015

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	55,219,116
Share Capital	$15,262,357
Subscriptions Receivables	0
Reserve-Warrants	69,058
Reserve – Options	2,572,620
Deficit	(14,550,574)
Net Shareholders’ Equity	3,353,461
TOTAL CAPITALIZATION
Stock Options Outstanding:	4,880,000
Warrants Outstanding (1):	6,992,542
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

 (1) See Table 12 for exercise prices and terms of these warrants.

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

Based upon current plans to introduce its products into the Canadian market, the company should be able to generate sufficient cash flows to funds its growing operations.  At the time of reporting, the Company has sufficient cash to fund its operations and do not anticipate undertaking additional financings.

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

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. Aman Parmar is the Chief Financial Office and a Director. Eugene Beukman and Bob Rai are independent Directors and members of the Audit Committee. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently does not carry any key person insurance on any of the executives or members of the board of directors. The only contracts in place with any of the employees, officers or directors of the Company are with the CEO Arun Nayyar and the CFO Aman Parmar.

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

The company has been able to secure manufacturing for its products and has secured long term partners to ensure sufficient inventory levels.

To meet its financial obligations, the Company may be required to divest itself of certain assets

At the date of reporting the Company does not anticipate any issues in meeting its financial obligations.

There is no assurance that the patent applications filed for the T36® technology or for other products will be approved, and failure to obtain such approvals could leave the Company with no further protection for its intellectual property and reduced sales.

The Company has obtained patent approval for its T36 product which it has rebranded under the label VANC Cortivera.  The Company has written off its Ferro-heme and Pediasafe products as management is no longer pursuing these products.

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

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives. Aman Parmar is not a Director or Officer of any companies that compete with or provide services that are similar to those of the Company.

Management of the Company can, through their stock ownership in the Company, influence all matters requiring approval by the Company’s shareholders.

Management of the Company at the time of this report, collectively own approximately 5% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

(c)

Otherwise acquires significant assets other than cash.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000
	Private Placement @ $0.20	6,200,000	$1,240,000

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000

Fiscal 2006	Private Placement @$0.05	3,916,000	$195,800

	Private placement @ $0.05	1,100,000	$55,000

Fiscal 2007	Private placement @ $0.05	1,430,000	$ 71,500
	Private placement @ $0.10	8,000,000	$800,000

Fiscal 2008	Private placement @ $0.12	2,000,000	$240,000
	Private placement @ $0.15	3,500,000	$525,000

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $0.25	6,000,000	$1,500,000

Fiscal 2011	Private placement @ $0.10	3,275,000	$327,500
	Private placement @ $0.10	2,000,000	$200,000

Fiscal 2012	Private placement @ $0.10	560,000	$56,000

Fiscal 2013	Private placement @ $0.10	8,000,000	$800,000

Fiscal 2014	Private placement @ $0.10	3,750,000	$375,000
Fiscal 2015	Private placement @ $0.15	7,607,332	$1,141,100

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

The Company is continuing to maintain patents for the T3/6 product in Canada and China.

The Company is now focused on the manufacturing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements (“CRA”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

Sales

Sales during the year ended June 30, 2015 were $5,713 (June 30, 2014 - $nil).

Manufacturing

On April 16, 2014 the Company announced that it had signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. The suppliers will manufacture and VANC will market and sell these new product lines under its own label.

As at June 30, 2015, management has decided to discontinue efforts related to the Pedia-Safe Polyvitamin Drops and FerroHeme Iron supplements for the foreseeable future, as there have been significant changes in the competitive landscape for these products in Canada. The Company is continuing to focus on the manufacture and distribution of generic and OTC pharmaceuticals. Accordingly, the Company fully impaired the carrying value of intangible assets to $nil.

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

“Hema-fer”

In 2015 the Company made application to have the above-mentioned trade-mark registered.

Products Registered in Canada

The following table summarizes the NPN’s that have been received from Health Canada.

NPN’s - Products to be marketed by the Company.

80061817	May 26/15	Hema-fer

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

4.C. Organization structure

The Company is not part of a group and has the following wholly owned subsidiaries, VANC Marine Pharmaceuticals Inc. and Vise Healthcare Inc., the Companies are incorporated in British Columbia. They are currently inactive.

4.D. Property, Plant and Equipment

The Company has no facilities.

The Company uses outside manufacturers for its production needs.

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes included therein.

5. A. Operating Results of the Company

Overview

During the 2015 fiscal year, the Company was able to commence commercialization of its generic portfolio.  The Company will continue to grow its generic portfolio as well as commence commercialization of its Over-the-counter products.

1.4

RESULTS OF OPERATIONS

Sales

The Company recorded sales of $5,713 in 2015 compared to $nil in 2014.

Cost of Goods Sold

For the year ended June 30, 2015 was $2,491 and $nil for 2014.

Gross Profit

For the year ended June 30, 2015 was $3,222 and $nil for 2014.

Consulting & Management

Consulting and management fees for the year ended June 30, 2015 were $362,727 compared to $254,337 for the year ended June 30, 2014.  The increase is due to an increase in Executive compensation as well as the addition of a full time CFO.

Filing and Transfer Agent Fees

Fees amounted to $53,714 for the year ended June 30, 2015 compared to $39,567 for the same period ended June 30, 2014.   This was due to significant increase in public news releases and capital transactions which resulted in filing fees with the TSX Exchange.

Legal and Audit Fees

Legal and accounting fees were $37,806 for the year ended June 30, 2015 compared to $48,862 for the year ended June 30, 2014.  This decrease was due to legal fees which were charged in 2014 for due diligence on products the Company was in-licensing.

Product Registration and Development Costs

Total costs incurred in this category for the year ended June 30, 2015 were $56,143 compared to $5,156 for the year ended June 30, 2014. Costs incurred in this category consist primarily of fees paid to maintain the Company’s trademarks as well as the costs incurred to file products with Health Canada.

Share Based Payments

Stock based Compensation expenses were $915,211 for the year ended June 30, 2015, compared to $291,355 for the year ended June 30, 2014. This increase was expected due to the significant amount of share based transaction in the third quarter of 2015.

Comprehensive (Gain)/Loss from Operations

The Comprehensive (loss) from operations was $(2,200,648) for the year ended June 30, 2015 compared to a loss of $(733,946) during the same period ended June 30, 2014.  This significant increase was due to non-cash transactions.

5. B. Liquidity and capital resources

Liquidity

As at June 30, 2015, the Company had working capital of $3,305,603 ($156,185 – June 30, 2014).

	June 30, 2015	June 30, 2014
	$	$
Current Assets	3,492,727	313,506
Current Liabilities	(187,124)	(157,321)
Working Capital	3,305,603	156,185

Management has raised sufficient cash from warrant and option exercises in the third and fourth quarter to fund the current business operations.  Management does not anticipate any additional financings or capital requirements to fund the current operations.

Capital resources

During the year ended June 30, 2015 and 2014, the following were changes in share options

	June 30, 2015		June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Beginning Balance	2,250,000	$0.11	-	-
Options granted	4,255,000	$0.31	3,200,000	$0.11
Expired/Cancelled	-		(950,000)	$0.10
Exercised	(1,625,000)	$0.16	-
Ending Balance	4,880,000	$0.27	2,250,000	$0.11
Exercisable	3,097,500	$0.19	1,650,000	$0.10

The following table summarizes information about share options outstanding at June 30, 2015 and 2014:

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

19-Feb-17	$0.20	450,000	-
15-Apr-17	$0.55	230,000	-
05-Jun-17	$0.55	300,000	-
05-Sep-18	$0.10	-	450,000
21-Feb-19	$0.10	1,000,000	1,000,000
08-May-19	$0.13	500,000	800,000
25-Jul-19	$0.10	200,000	-
15-Sep-19	$0.10	-	-
14-Nov-19	$0.15	150,000	-
18-Dec-19	$0.20	800,000	-
08-Jan-20	$0.20	150,000	-
15-May-20	$0.45	200,000	-
05-Jun-20	$0.45	400,000	-
05-Jun-20	$0.55	500,000	-
Granted		4,880,000	2,250,000
Exercisable		3,097,500	1,650,000

At the time of this report, the Company has sufficient working capital to pursue its current business plan.

Critical Accounting Policies

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities, the disclosure of contingent assets and liabilities at the date of consolidated financial statements and the amounts of revenues and expenses for the reporting period. The areas of estimation are the stock-based compensation, estimated useful lives of depreciable assets, and intellectual property. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based on information available to the Company at the time that estimates and assumptions are made. Actual results could differ from those estimates.

Changes in Significant Accounting Policies

The Company has applied the following standards in these consolidated financial statements, which were effective for the Company beginning July 1, 2014:

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instrument: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•

The meaning of “currently has a legally enforceable right of set-off”

•

The application of simultaneous realization and settlement

•

The offsetting of collateral amounts

•

The unit of account for applying the offsetting requirements

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The application of this standard did not have a significant impact on the Company’s consolidated financial statements.

Change in accounting policy

During the year ended June 30, 2015, the Company changed its accounting policy over the allocation of fair value of the proceeds of units in accordance with IAS 32 Financial Instruments: Presentation. The Company uses the residual method and now, under this method, proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Previously, the Company had first measured the fair value of the warrants using the Black-Scholes option pricing model with the difference between the fair value of the warrants and the proceeds received being allocated to the common shares.

This change has been applied retrospectively. An adjustment to remove any previously recorded fair value allocated to warrants has been recorded as a reduction to the warrant reserve and recorded as additional share capital on the consolidated statements of financial position (Note 19).

Future accounting policy change issued, but not yet effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for more liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after July 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

5.C. Research and development, patents and licenses etc.

The Company won’t be devoting resources to research, development and patents going forward. The Company is now focused on the manufacture and distribution of generic  and over-the-counter (“OTC”) pharmaceuticals.

5.D.  Trend information

There are significant market swings away from branded pharmaceuticals towards low cost generics. The Company will attempt to integrate itself into this shift.

5.E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

The Company does not have any long-term debt obligations, purchase obligations or other long-term liabilities reflected on the Company’s statement of financial position.

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments (net of sub-lease arrangement) under these contracts are as follows:

Within 1 year	$34,763
2 years	37,354
3 years	22,671
$94,788

5.G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects”. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2015 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Arun Nayyar	57	CEO	n/a	n/a
Amandeep Parmar	28	CFO, and Director	n/a	n/a
Sina Pirooz	45	Director	n/a	n/a
Bob Rai	45	Director	n/a	n/a
Eugene Beukman	55	Director and Secretary

Acana Capital Corp., Anergy Capital Corp., Bard Ventures Inc., Burnstone Ventures Inc., Emerge Resources Inc., Grand Peak Capital Corp., Innovative Properties Inc., Orofino Minerals Inc., SLAM Exploration Ltd.

				All Directorships

o

Aman Parmar – CFO:  B-Tech (Accounting) British Columbia Institute of Technology, 2010; Chartered Accountant Designation 2013.

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

o

Mr. Bob Rai Director is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over fifteen years of pharmaceuticals and pharmacy management experience. He is an owner of Medicine Shoppe Pharmacy chain stores.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2015 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	FMV Options ($)
Eugene Beukman Secretary(1)	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	26,380 25,200 Nil	400,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	73,200 24,990 Nil
Amandeep Parmar, Chief Financial Officer (1)	2015	Nil	Nil	25,000	300,000	Nil	Nil	54,900
Arun Nayyar Chief Executive Officer(1)	2015 2014	Nil Nil	Nil Nil	120,000 78,333	850,000 1,000,000	Nil Nil	Nil Nil	142,400 120,440

(1)

Consulting/management fees were paid to a management consulting company owned by Eugene Beukman, Amandeep Parmar and Arun Nayyar;

Table No. 8

Director Stock Option at June 30, 2015

	Issued	FMV - $	Issued	Vested	Expiry Date
Amandeep Parmar, CFO, Dir.	Dec 18, 2014	54,900	300,000 @ $0.15	300,000	Dec 18, 2019
Eugene Beukman Sec, Dir.	Dec 18, 2014	73,200	400,000 @ $0.15	300,000	Dec 18, 2019
Sina Pirooz, Dr. (vest)	None in 2015
Bob Rai, Dr	None in 2015

The following table gives certain information concerning stock option exercises during Fiscal 2015 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2015

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	0	$0	$0

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the fiscal year ended June 30, 2015 – 2,625,000 - options were granted.

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

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during Fiscal 2015 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

The Company will pay a consulting fee in the amount of (Cdn) $17,333.00 per month to Arun Nayyar for CEO consulting services. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers. The Officers are entitled to participate in the Company’s incentive stock option plan (Exhibit 4.m). The Company will reimburse the Officers for all reasonable travelling and other out-of-pocket expenses incurred in connection with services provided to the Company. The Officers will be entitled to participate in any benefit programs established by the Company. To date, no such plans are in place.

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

Amandeep Parmar charges a consulting fee of $8,333 per month..

Eugene Beukman through his company Pender Street Consulting invoices at $3,000 per month.

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008.), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Aman Parmar (the Company’s CFO), Eugene Beukman (Director, Secretary), Sina Pirooz (non-management Director) and Bob Rai (non-management Director). The Audit Committee met four times during the year ended June 30, 2015 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D. Employees

As of the date of this report, the Company had no employees.

6.E. Share Ownership

Table No. 10 lists, as of June 30, 2015, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from June 30, 2015
Common	N/A	Nil	-	1,950,000 Options
	Total Directors/Management	-	-	-

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

(b)

Under the revised 2012 Plan, options may be exercisable for a maximum of 5 years from grant date rather than five years;

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2015, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of June 30, 2015, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

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

7.A.2. Canadian Share Ownership.

On June 30, 2015, the Company’s shareholders’ list showed 55,219,116 common shares outstanding, an estimated 1800 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 48,241,411 common shareholders in Canada.

7.A.3. Control of the Company

The Company is a publicly owned Canadian corporation, the shares of which are owned primarily by Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4. Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B. Related Party Transactions

Related party transactions are described in Note 13 to the consolidated financial statements and are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	June 30,	June 30,
	2015	2014

Accounts payable and accrued liabilities	$ -	$ 26,375
Promissory note	$ -	$ 32,978
Expenditures
Management and consulting fees	$ 149,667	$ 166,458
Share-based payments	$ 297,073	$ 252,466
Rent	$ 4,500	$ 9,530

Accounts payable and promissory note balances at June 30, 2014 consisted of an unpaid balance of CEO fees owed by the Company for services rendered and a loan that was settled during the year ended June 30, 2015.

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the corporate secretary.

Rent expenses consist of fees paid to the CEO.

All related party transactions were in the normal course of business operations.

Accounting Fees

For the annual statements dated June 30, 2015 the Company paid Smythe Ratcliffe accounting fees of $15,000.

Indirect Payments

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

--No Disclosure Required--

7.C. Interests of Experts and Counsel

---No Disclosure Required---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

Changes in Significant Accounting Polices

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

The Company is now focused on the manufacture and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "NPH". The Company also trades on the OTCQB under the symbol “NPHSF”.

Table No. 11 lists the high, low and closing sales prices on the TSX Venture Exchange for the last five months, last seven fiscal quarters, and last five fiscal years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

 Canadian Dollars

	High	Low	Closing
Month ended 11/30/15	n/a	n/a	n/a
Month ended 10/31/15	n/a	n/a	n/a
Month ended 09/30/15	.48	.405	.405
Month ended 08/31/15	.46	.35	.415
Month ended 07/31/15	.395	0.35	.37

Fiscal Year Ended 06/30/2015	.94	.07	.44
Fiscal Year Ended 06/30/2014	0.14	.06	0.14
Fiscal Year Ended 06/30/2013	n/a	n/a	0.08
Fiscal Year Ended 06/30/2012	n/a	n/a	.07
Fiscal Year Ended 06/30/2011	0.045	0.045	0.045

Fiscal Quarter Ended 09/30/2015	.16	.07	.085
Fiscal Quarter Ended 06/30/2015	.58	.395	.44
Fiscal Quarter Ended 03/31/2015	.15	.94	.485
Fiscal Quarter Ended 12/31/2014	.24	.075	.22
Fiscal Quarter Ended 09/30/2014	0.16	0.07	.085
Fiscal Quarter Ended 06/30/2014	0.16	0.12	0.12
Fiscal Quarter Ended 03/31/2014	0.23	0.16	0.16

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

Table No. 12 lists, as of June 30, 2015, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

April 8, 2015	$0.30	-	1,890,000
December 11, 2015	$0.25	1,787,542	-
April 8, 2016	$0.13	1,300,000	2,160,000
June 12, 2016	**$0.40	3,905,000	7,750,000
Issued and exercisable		6,992,542	11,800,000

*These warrants are exercisable at a price of $0.30 per warrant until June 12, 2014, $0.40 until June 12, 2015 and $0.50 until June 12, 2016.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At June 30, 2015, there were an unlimited number of common shares authorized and  common shares issued and outstanding.

At June 30, 2014, there were an unlimited number of common shares authorized and 36,767,074 common shares issued and outstanding.

At June 30, 2013, there were an unlimited number of common shares authorized and 21,617,074 common shares issued and outstanding.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.85	117,647	$100,000

Fiscal 2002	Canadian Prospectus Offering (IPO) @$1.70	120,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $1.70	15,000	$25,500

Fiscal 2004	Private Placement @ $1.50	34,666	$52,000
	Private Placement @ $2..00	620,000	$1,240,000

Fiscal 2005	Private Placement @ $1.00	300,000	$300,000

Fiscal 2006	Private Placement @$0.50 Private Placement @$0.50	391,600 110,000	$195,800 $55,000

Fiscal 2007	Private Placement @$1.50 Private Placement @$1.00	143,000 800,000	$71,500 $800,000

Fiscal 2008	Private placement @ $1.20	200,000	$240,000
	Private placement @ $1.50	350,000	$525,000

Fiscal 2009	N/A	N/A	N/A

Fiscal 2010	Private placement @ $2.50	600,000	1,500,000

Fiscal 2011	Private placement @ $1.00 Private placement @ $1.00	327,500 200,000	$327,500 $200,000

Fiscal 2012	Private placement @$0.10	560,000	$56,000

Fiscal 2013	Private placement @$0.10	8,000,000	$800,000

Fiscal 2014	Private placement @$0.10	3,750,000	$375,000
Fiscal 2015	Private placement @$0.15	7,607,332	1,141,000

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

10.C. Material Contracts

The Company has entered in 3 manufacturing contracts with its suppliers.  These contracts stipulate the products and amount which must be purchased from the supplier.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements for fiscal year ended 2015 was Smythe Ratcliffe LLP. Their audit report for Fiscal 2015 is included with the related consolidated financial statements in this Annual Report.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s CEO, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Amandeep Parmar, is a financially literate member of the Company’s Audit Committee. Eugene Beukman, and Sina Pirooz are considered “independent” and “financially literate”, as those terms are defined in applicable securities legislation.

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

VANC’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. The Board, at present, is composed of four directors, all of which are considered to be independent except for Mr. Parmar who is also a senior officer. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

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

The Board delegates to management, through the offices of Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

During the financial year ending June 30, 2015, the Company’s auditors were Smythe Ratcliffe LLP. The following table sets out the aggregate fees billed by MNP LLP during the prior years.  The Company anticipates fiscal year 2015 fees to be about $20,000.

Year	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2014	$15,000	$Nil	$750	$Nil (0%)
2013	$16,000	$Nil	$800	$Nil (0%)

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Smythe Ratcliffe LLP, Chartered Accountants, is included herein immediately preceding the audited financial statements.

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2015 and 2014.

1.

Auditor’s Report, dated September 29, 2015.

2.

Consolidated Statements of Financial Position at June 30, 2015, 2014, and 2013.

3.

Consolidated Statements of Comprehensive Loss for the fiscal years ending June 30, 2015 and 2014.

4.

Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2015 and 2014.

5.

Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2015 and 2014.

6.

Notes to Consolidated Financial Statements.

(B)  Index to Exhibits:

1. Articles of Incorporation – Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014
2. Instruments defining the rights of holders – N/A
3. Voting trust agreements – N/A
4. Material contracts – N/A
5. List of Foreign Patents China: ZL02829642.7
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – Vanc Marine PharmaceuticalsInc., Vise Healthcare Inc.
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
15. Additional Information – Documents pertaining to the Change of Auditors - previously filed with the 6K Form as of March 6, 2015.
16. Mine Safety Disclosures – N/A

Vanc Pharmaceuticals Inc.

Consolidated Financial Statements

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

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

Vancouver, BC

October 28, 2014

Vancouver, BC Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF VANC PHARMACEUTICALS INC.

We have audited the accompanying consolidated financial statements of Vanc Pharmaceuticals Inc., which comprise the consolidated statement of financial position as at June 30, 2015, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vanc Pharmaceuticals Inc. as at June 30, 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of Vanc Pharmaceuticals Inc. as at June 30, 2014 and 2013 and for the years then ended were audited by another auditor who expressed an unmodified opinion on those statements on October 28, 2014.

Chartered Professional Accountants

Vancouver, Canada

September 29, 2015

Vanc Pharmaceuticals Inc.

Consolidated Statements of Financial Position

(Expressed In Canadian Dollars)

As at	June 30, 2015	June 30, 2014	July 1, 2013
			(Note 19)
ASSETS

Current Assets
Cash and cash equivalents	$ 2,722,777	$ 295,377	$ 619,296
Accounts receivable (Note 4)	26,542	15,629	11,695
Prepaids and deposits (Note 5)	387,119	2,500	-
Inventory (Note 6)	356,289	-	-
	3,492,727	313,506	630,991

Equipment (Note 7)	47,858	30,912	-
Intellectual Property (Note 8)	-	476,000	170,000
Total Assets	$ 3,540,585	$ 820,418	$ 800,991

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (Notes 9, 12 and 13)	$ 187,124	$ 124,343	$ 215,785
Loans	-	-	35,907
Current portion of promissory notes (Note 13)	-	32,978	83,167
	187,124	157,321	334,859

Promissory Notes	-	-	29,444
	187,124	157,321	364,303

SHAREHOLDERS’ EQUITY

Share Capital (Notes 11 and 19)	15,262,357	10,995,282	9,573,849
Share Subscriptions	-	-	800,000
Reserves (Notes 11 and 19)	2,641,678	2,017,741	1,678,819
Deficit	(14,550,574)	(12,349,926)	(11,615,980)
	3,353,461	663,097	436,688
Total Liabilities and Shareholders’ Equity	$ 3,540,585	$ 820,418	$ 800,991

*See accompanying notes to the consolidated financial statements

Approved and authorized on Behalf of the Board of Directors on September 29, 2015.

       “Eugene Beukman”

           “Amandeep Parmar”

Eugene Beukman, Director

Amandeep Parmar, CFO & Director

Vanc Pharmaceuticals Inc.

Consolidated Statements of Comprehensive Loss

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

	June 30, 2015		June 30, 2014

Revenue		$5,713		$-
Cost of Goods Sold		2,491		-

Gross Profit		3,222		-

Expenses
Amortization		13,900		948
Bank service charges		1,061		2,631
Advertising and promotion		9,858		501
Filing fees and transfer agent fees		53,714		39,567
Foreign exchange		1,337		759
Investor relations		54,334		32,500
Legal and audit		37,806		48,862
Management and consulting fees (Note 13)		362,727		254,337
Office and miscellaneous		51,357		28,244
Product registration and development		56,143		5,156
Rent (Note 13)		48,982		18,530
Payroll		54,665		-
Insurance		18,366		5,561
Research		-		29,573
Seminars		23,084		-
Share-based payments (Notes 11(b) and 13)		915,211		291,355
Travel		30,441		16,109

Interest income		(126)		-
Other income		(4,990)		-
Impairment of intellectual property (Note 8)		476,000		-
Net gain on liabilities settled (Note 12)		-		(40,687)

Net Loss and Comprehensive Loss for the Year	$		$

Basic and Diluted Loss Per Share		$(0.05)		$(0.03)
Weighted Average Number of Common Shares Outstanding		47,272,866		26,107,760

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc.

Consolidated Statements of Comprehensive Loss

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Share Subscript- ions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance, July 1, 2013 (Note 19)	21,617,074	9,573,849	800,000	38,205	1,640,614	(11,615,980)	436,688

Issued during year (Note 11)
For cash	3,750,000	375,000	-	-	-	-	375,000
For assets	3,400,000	306,000	-	-	-	-	306,000
For share subscriptions	8,000,000	800,000	(800,000)	-	-	-	-
Share issue costs	-	(59,567)	-	47,567	-	-	(12,000)
Share-based payments	-	-	-	-	291,355	-	291,355
Net loss	-	-	-	-	-	(733,946)	(733,946)

Balance, June 30, 2014			-

Issued during year (Note 11)
For cash	7,607,332	1,141,100	-	-	-	-	1,141,100
For exercise of options	1,625,000	531,060	-	-	(274,560)	-	256,500
For exercise of warrants	9,219,710	2,957,245	-	(84,267)	-	-	2,872,978
Share issue costs	-	(362,330)	-	67,553	-	-	(294,777)
Share-based payments	-	-	-	-	915,211	-	915,211
Net loss	-	-	-	-	-	(2,200,648)	(2,200,648)

Balance, June 30, 2015			-

*See accompanying notes to the consolidated financial statements

Vanc Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For The Years Ended June 30, 2015 and 2014

(Expressed In Canadian Dollars)

	June 30, 2015		June 30, 2014

Operating Activities:
Net loss		$(2,200,648)		$(733,946)
Items Not Involving Cash
Amortization		13,900		948
Impairment of intellectual property		476,000		-
Gain on settlement of liabilities		-		(40,687)
Share-based payments		915,211		291,355

Changes in Non-Cash Working Capital Items
Accounts receivable		(10,913)		(3,934)
Prepaids and deposits		(384,619)		(2,500)
Inventory		(356,289)		-
Accounts payable and accrued liabilities		62,781		(50,755)
Net cash used in operating activities

Investing Activities:
Equipment		(30,846)		(31,860)
Net cash used in investing activities		(30,846)		(31,860)

Financing Activities:
Proceeds from private placement		1,141,100		375,000
Proceeds from exercise of options		256,500		-
Proceeds from exercise of warrants		2,872,978		-
Share issue costs		(294,777)		(12,000)
Repayment of promissory notes		(32,978)		(79,633)
Short term loans		-		(35,907)
Net cash provided by financing activities

Increase (Decrease) in Cash and Cash Equivalents		2,427,400
Cash and Cash Equivalents, Beginning of Year		295,377		619,296
Cash and Cash Equivalents, End of Year	$		$

Cash and Cash Equivalents Consist of:
Cash		$711,277		$283,877
Guaranteed investment certificates		2,011,500		11,500
Cash and cash equivalents	$		$

Transactions Not Involving Cash
Shares issued for intellectual property		$-		$306,000
Shares issued for subscriptions previously received		$-		$800,000

*See accompanying notes to the consolidated financial statements

1.

NATURE OF OPERATIONS AND GOING CONCERN

Vanc Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000, and is listed on the TSX Venture Exchange (the “Exchange”) as “NPH” and is quoted on the OTC as “NUVPF”. The address of the Company’s corporate office and principal place of business is located at 615 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The Company’s main business activity until October 31, 2011 was the development, production and marketing of infection control agent products, principally a product marketed as T36®. Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp. During the year ended June 30, 2012, the Company granted Canadian manufacturing and marketing rights for certain T36® products to a former officer of the Company. On August 12, 2013, the Company again changed its name to Nuva Pharmaceuticals Inc. and subsequent to the year ended June 30, 2014 the Company changed its name to Vanc Pharmaceuticals Inc.

The Company is now focused on the manufacture and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the fourth quarter of fiscal year 2015 or raise additional financing to cover ongoing cash requirements.

These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	June 30, 2015 $	June 30, 2014 $
Comprehensive Loss	(2,200,648)	(733,946)
Deficit	(14,550,574)	(12,349,926)
Working Capital	3,305,603	156,185

2.

STATEMENT OF COMPLIANCE

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 29, 2015.

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Significant estimates, judgments and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i)

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

ii)

Recoverability of the carrying value of intangible assets

The Company is required to review the carrying value of its intangible assets for potential impairment. Impairment is indicated if the carrying value of the Company’s intangible assets exceeds its recoverable value. If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the consolidated statement of comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely. Evaluation may be more complex where activities have not reached a stage that permits a reasonable assessment of the viability of the asset. Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data, as well as the Company’s financial ability to continue marketing and sales activities and operations.

iii)

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

iv)

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the consolidated statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant estimates, judgments and assumptions (continued)

iv)

Share-based payments (continued)

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i)

Tax interpretations, regulations and legislation in the various jurisdictions the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Consolidation

These consolidated financial statements include the accounts of the Company and its controlled wholly-owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and Vise Healthcare Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

Determination of functional currency

The functional currency of the Company is measured using the currency of the primary economic environment in which that the Company operates. The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows and frequency of transactions with the reporting entity. The Company’s functional currency is the Canadian dollar.

Transactions and balances

Transactions denominated in foreign currencies are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year. For all years presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

Inventory

Inventories consist entirely of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, quality control testing, inventory management and warehousing fees. A regular review is undertaken to determine the extent of any provision for obsolescence.

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement of comprehensive loss during the financial year in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of comprehensive loss.

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computers, furniture, equipment and leasehold improvements, is amortized at 30%.

Intangible assets

The carrying values of intangible assets, which are determined to have a finite useful life, are amortized on a systematic basis over the estimated life of the assets. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. Any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the year occurred.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

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

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (continued)

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than twelve months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those that are expected to mature within twelve months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within twelve months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income (loss), except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

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

Fair value through profit or loss

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liability

Promissory notes

Other financial liability

Loans

Other financial liability

3.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in significant accounting policies and adoption of new accounting standards

The Company has applied the following standards in these consolidated financial statements, which were effective for the Company beginning July 1, 2014:

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instrument: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•

The meaning of “currently has a legally enforceable right of set-off”

•

The application of simultaneous realization and settlement

•

The offsetting of collateral amounts

•

The unit of account for applying the offsetting requirements

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The application of this standard did not have a significant impact on the Company’s consolidated financial statements.

Change in accounting policy

During the year ended June 30, 2015, the Company changed its accounting policy over the allocation of fair value of the proceeds of units in accordance with IAS 32 Financial Instruments: Presentation. The Company uses the residual method and now, under this method, proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Previously, the Company had first measured the fair value of the warrants using the Black-Scholes option pricing model with the difference between the fair value of the warrants and the proceeds received being allocated to the common shares.

This change has been applied retrospectively. An adjustment to remove any previously recorded fair value allocated to warrants has been recorded as a reduction to the warrant reserve and recorded as additional share capital on the consolidated statements of financial position (Note 19).

Future accounting policy change issued, but not yet effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for more liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after July 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

Pronouncements that are not applicable or that do not have a significant impact to the Company have not been included in these consolidated financial statements.

4.

ACCOUNTS RECEIVABLE

At June 30, 2015 and 2014, the Company’s accounts receivable consists of the following:

	June 30, 2015 $	June 30, 2014 $
Trade receivables	3,979	1,428
GST receivable	22,563	14,201
	26,542	15,629

5.

PREPAIDS AND DEPOSITS

Included in prepaids and deposits at June 30, 2015 are deposits totaling $342,740 (2014 - $nil) for inventory received subsequent to year-end.

6.

INVENTORY

At June 30, 2015 and 2014, the Company’s inventory consists of the following:

	June 30, 2015 $	June 30, 2014 $
Raw materials	30,829	-
Finished goods	325,460	-
	356,289	-

7.

EQUIPMENT

		Furniture and	Leasehold
	Computers	Equipment	Improvements	Total
Cost
Balance, July 1, 2013	$ -	$ -	$ -	$ -
Additions	1,702	5,976	24,182	31,860
Balance, June 30, 2014	1,702	5,976	24,182	31,860
Additions	-	30,846	-	30,846
Balance, June 30, 2015	$ 1,702	$ 36,822	$ 24,182	$ 62,706

Amortization
Balance, July 1, 2013	$ -	$ -	$ -	$ -
Depreciation	116	228	604	948
Balance, June 30, 2014	116	228	604	948
Depreciation	476	6,351	7,073	13,900
Balance, June 30, 2015	$ 592	$ 6,579	$ 7,677	$ 14,848

Carrying value
Balance, June 30, 2014	$ 1,586	$ 5,748	$ 23,578	$ 30,912
Balance, June 30, 2015	$ 1,110	$ 30,243	$ 16,505	$ 47,858

8.

INTELLECTUAL PROPERTY

	June 30, 2015 $	June 30, 2014 $
Pedia -Safe license	170,000	170,000
FerroHeme	306,000	306,000
Impairment	(476,000)	-
	-	476,000

On September 5, 2013, the Company entered into a license agreement with Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, British Columbia. The agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron supplement. As consideration, the Company issued 3,400,000 common shares at a price of $0.09 per share. This transaction did not result in a change of control or in the creation of new insiders.

On September 12, 2012, the Company entered into a license agreement with Canagen. The agreement provided the Company with the global sales and marketing rights, except for China and India, and the right to make or have made Pedia-Safe Polyvitamin Drops. The agreement is effective for 99 years from the effective date of signing of the agreement. As consideration, the Company issued 3,400,000 common shares at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

As at June 30, 2015, management has decided to discontinue efforts related to the Pedia-Safe Polyvitamin Drops and FerroHeme Iron supplements for the foreseeable future, as there have been significant changes in the competitive landscape for these products in Canada. The Company is continuing to focus on the manufacture and distribution of generic and OTC pharmaceuticals. Accordingly, the Company fully impaired the carrying value of intangible assets to $nil at June 30, 2015.

9.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2015 $	June 30, 2014 $
Trade accounts payable	172,124	110,343
Accrued liabilities	15,000	14,000
	187,124	124,343

10.

ESCROW SHARES

During the year ended June 30, 2013, the Company entered into a sponsorship agreement with the Canadian Olympic Committee.

On September 12, 2012, the Company settled the remaining liability through the issuance of 10,687,500 shares of common stock measured at a value of $0.05 per share. These shares are subject to resale restrictions equivalent to Exchange Tier 2 Value Security Escrow Agreement, which allows a scheduled release of shares from escrow over a three year period as follows:

Escrow schedule

Release Date	To Be Released
August 30, 2012	10% or 1,068,750 securities
February 28, 2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

As of June 30, 2015, there are 1,603,125 shares held in escrow.

11.

SHAREHOLDERS’ EQUITY

a)

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

2015 private placements

On December 10, 2014, the Company closed a non-brokered private placement of 7,607,332 units at a price of $0.15 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $0.25. Finder’s fees of $91,287 cash were paid in addition to the issuance of 608,586 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,533.

Securities are subject to a four month hold period that expires April 11, 2015. Proceeds from the offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year.

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

a)

Authorized share capital (continued)

2014 private placements

i)

On April 8, 2014, the Company closed a non-brokered private placement of 1,750,000 units at a price of $0.10 per unit for gross proceeds of $175,000. Each unit consists of one common share and one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share for a period of twelve months from the closing date of the offering at a price of $0.30. The warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten consecutive days.

In addition, on April 8, 2014, the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share and one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share for a period of 24 months from the closing date of the offering at a price of $0.13.

Finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 agent warrants; 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30 per unit. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $47,567.

ii)

On September 12, 2013, the Company issued 8,000,000 shares at a price of $0.10 for subscriptions received during the year ended June 30, 2013.

b)

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of five years and generally vest either immediately or in specified increments of 25%.

No individual may hold options to purchase common shares of the Company exceeding 5% of the total number of common shares outstanding from time to time. Pursuant to the policies of the Exchange, shares issued on exercise of options are restricted from trading during the four-month period subsequent to the date of grant.

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (continued)

The changes in share options including those granted to directors, offers and consultants during the years ended June 30, 2015 and 2014 are summarized as follows

	June 30, 2015		June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Beginning Balance	2,250,000	$0.11	-	-
Options granted	4,255,000	$0.31	3,200,000	$0.11
Expired/Cancelled	-		(950,000)	$0.10
Exercised	(1,625,000)	$0.16	-
Ending Balance	4,880,000	$0.27	2,250,000	$0.11
Exercisable	3,097,500	$0.19	1,650,000	$0.10

The following table summarizes information about share options outstanding at June 30, 2015 and 2014:

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

19-Feb-17	$0.20	450,000	-
15-Apr-17	$0.55	230,000	-
05-Jun-17	$0.55	300,000	-
05-Sep-18	$0.10	-	450,000
21-Feb-19	$0.10	1,000,000	1,000,000
08-May-19	$0.13	500,000	800,000
25-Jul-19	$0.10	200,000	-
15-Sep-19	$0.10	-	-
14-Nov-19	$0.15	150,000	-
18-Dec-19	$0.20	800,000	-
08-Jan-20	$0.20	150,000	-
15-May-20	$0.45	200,000	-
05-Jun-20	$0.45	400,000	-
05-Jun-20	$0.55	500,000	-
Granted		4,880,000	2,250,000
Exercisable		3,097,500	1,650,000

The weighted average remaining contractual life of options outstanding and exercisable is 3.78 and 3.81 years, respectively.

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

b)

Stock options (continued)

Share-based payments

Share-based payments of $915,211 (2014 - $291,355) were recognized in the year ended June 30, 2015 for stock options granted and the vesting of options granted in the prior year. Options issued to Directors and Officers of the Company (2,655,000 options) vested immediately, while those issued to consultants (1,600,000 options) vest in equal quarterly increments every six months, with 25% vesting on grant date.  During the year ended June 30, 2014, options issued to Directors and Officers of the Company (2,400,000 options) vested immediately, while those issued to consultants (800,000 options) vest in equal quarterly increments every six months, with 25% vesting on grant date,

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	June 30, 2015	June 30, 2014
Expected life	4.10	4.63
Volatility	169%	159%
Dividend yield	1%	0%
Risk-free interest rate	1.03%	1.81%

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

c)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in warrants is presented below:

	June 30, 2015		June 30, 2014
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price
Beginning balance	11,800,000	$0.33	8,000,000	$0.30
Warrants granted	4,412,252	$0.25	4,050,000	$0.21
Expired/Cancelled	-		(250,000)	$0.30
Exercised	(9,219,710)	$0.31	-
Issued and exercisable	6,992,542	$0.31	11,800,000	$0.33

		Outstanding
	Exercise	June 30,	June 30,
Expiry date	Price	2015	2014

April 8, 2015	$0.30	-	1,890,000
December 11, 2015	$0.25	1,787,542	-
April 8, 2016	$0.13	1,300,000	2,160,000
June 12, 2016	**$0.40	3,905,000	7,750,000
Issued and exercisable		6,992,542	11,800,000

*These warrants are exercisable at a price of $0.30 per warrant until June 12, 2014, $0.40 until June 12, 2015 and $0.50 until June 12, 2016.

11.

SHAREHOLDERS’ EQUITY (CONTINUED)

c)

Warrants (continued)

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	June 30, 2015	June 30, 2014
Expected life	1.00	1.48
Volatility	179%	190%
Dividend yield	0%	0%
Risk-free interest rate	1.07%	1.07%

12.

GAIN ON SETTLEMENT OF LIABILITIES

On September 23, 2011, a supplier to the Company, Cosmaceutical Research Lab, Inc. (“CRL”) filed a Notice of Claim (the “CRL Claim”) in the Provincial Court of British Columbia, Surrey, against the Company for $9,728 for unpaid invoices and court costs. The Company did not dispute the claim and the Court issued a summary judgment against the Company, which was still outstanding at June 30, 2013.

During the year ended June 30, 2014, the Company settled and paid the debt for $6,000, resulting in a debt settlement gain of $3,728. Additionally, the Company settled accounts payable totaling $88,162 for $53,393 resulting in a debt settlement gain of $34,769 during the year.

13.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	June 30,	June 30,
	2015	2014

Accounts payable and accrued liabilities	$ -	$ 26,375
Promissory note	$ -	$ 32,978
Expenditures
Management and consulting fees	$ 149,667	$ 166,458
Share-based payments	$ 297,073	$ 252,466
Rent	$ 4,500	$ 9,530

Accounts payable and promissory note balances at June 30, 2014 consist of an unpaid balance of CEO fees owed by the Company for services rendered and a loan that was settled during the year ended June 30, 2015.

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the corporate secretary.

Rent expenses consist of fees paid to the CEO.

All related party transactions were in the normal course of business operations.

14.

CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended June 30, 2015.

15.

COMMITMENTS

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments (net of sub-lease arrangement) under these contracts are as follows:

Within 1 year	$34,763
2 years	37,354
3 years	22,671
$94,788

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, loans and promissory notes. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

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

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at June 30, 2015, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $187,124.

c)

Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

(i)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

(ii)

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d)

Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

(i)

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities, and loans carrying amounts approximate fair value due to their short-term maturity;

(ii)

The fair value of promissory notes payable approximate their carrying value, as their effective interest rates approximate current market rates;

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

d)

Determination of fair value (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

17.

INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of comprehensive loss for the years ended 2015 and 2014:

	2015	2014
Income (loss) before taxes	$(2,200,648)	$(733,946)
Statutory tax rate	26.00%	26.00%
Expected income tax (recovery)	(572,169)	(190,826)
Non-deductible items	237,955	76,352
Loss expired	84,778	29,000
Share issue costs	(2,771)	(15,487)
Change in deferred tax asset not recognized	252,207	100,961
Total income taxes	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at June 30, 2015 and 2014 are comprised of the following:

17.

INCOME TAXES (CONTINUED)

	2015	2014
Non-capital loss carry-forwards	$2,574,735	$2,496,210
Property and equipment	133,232	5,858
Intangible asset	90,639	90,639
Financing costs	69,478	23,170
	2,868,084	2,615,877
Deferred tax asset not recognized	2,868,084	2,615,877
Net deferred tax asset (liability)	$-	-

The Company has non-capital loss carry-forwards of $9,902,826, which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

EXPIRY	$

2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,486
2033	236,246
2034	519,905
2035	874,155
TOTAL	9,902,826

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

18.

ECONOMIC DEPENDENCE

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute 100% of the Company’s revenues for the year ended June 30, 2015. As a result, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers.

19.

CHANGE IN ACCOUNTING POLICY

During the year ended June 30, 2015, the Company changed its accounting policy over the allocation of proceeds from private placement units consisting of common shares and warrants. Management believes that the change in accounting policy better represents the value of share capital issued by the Company and is consistent with other companies that raise public market funds.

Prior to the year ended June 30, 2015, the Company allocated proceeds received for unit offerings firstly to the warrant component, using the Black-Scholes option pricing model, with any residual value being allocated to the share capital. Effective July 1, 2014 (and retrospectively applied), the Company allocates the proceeds received from unit offerings firstly to share capital based on observable market price of the common shares with any residual amount being allocated to the warrant component (Note 3).

19.

CHANGE IN ACCOUNTING POLICY (CONTINUED)

Management has determined that using actual trading prices of the Company’s common shares to measure fair value of the common shares reduces the degree of estimation uncertainty, and therefore provides reliable and a more relevant basis for allocation of proceeds.

In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the change in accounting policy has been applied retrospectively.

The impact of the change in accounting policy on the consolidated statements of financial position is set out below:

June 30, 2014	Share capital	Reserves

Balance, as previously reported	$8,990,307	$4,022,716
Remove fair value allocated to warrants during the year ended June 30, 2014	375,000	(375,000)
Adjustment to opening balance as at July 1, 2013	1,629,975	(1,629,975)
Adjusted balance	$10,995,282	$2,017,741

July 1, 2013	Share capital	Reserves

Balance, as previously reported	$7,943,874	$3,308,794
Adjustment to opening balance as at July 1, 2013	1,629,975	(1,629,975)
Adjusted balance	$9,573,849	$1,678,819

There was no impact on basic or diluted loss per share as a result of the adjustments.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: November 12, 2015	VANC PHARMACEUTICALS INC.

By: /s/Amandeep Parmar
Amandeep Parmar,
Chief Financial Officer