Form 20-F
period 2015-12-31
Vanc Pharmaceuticals Inc.
filed 2016-04-29
CIK 1355736

AOMB APPROVAL
OMB Number: 3235-0288 Expires: July 31, 2018 Estimated average burden hours per response: 2645.52

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the six months (stub year) ended December 31, 2015

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

Suite 1128 - 789 West Pender Street Vancouver, BC V6C 1H2 CANADA

Contact person: Eugene Beukman, Phone: (604) 687-2038 Email ebeukman@pendergroup.ca

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  December 31, 2015    57,105,225 according to 7.a.2

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐     No ☒

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2015 unless an earlier or later date is indicated.

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

24

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

31

ITEM 8. FINANCIAL INFORMATION

32

ITEM 9. THE OFFER AND LISTING

32

ITEM 10. ADDITIONAL INFORMATION

34

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

41

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

41

PART II

42

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

42

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

42

ITEM 15. CONTROLS AND PROCEDURES

42

ITEM 16. RESERVED

42

PART III

44

ITEM 17. FINANCIAL STATEMENTS

44

ITEM 18. FINANCIAL STATEMENTS

44

ITEM 19. EXHIBITS

44

SIGNATURES

71

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

BUSINESS OF VANC PHARMACEUTICALS INC.

The Company is now focused on the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of December 31, 2015 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Arun Nayyar, CEO (1) 4848 Killarney St. Vancouver BC, V5R3V5	56	December 3, 2014
Eugene Beukman, CFO and Secretary (1) 1128 – 789 West Pender St. Vancouver, BC V6C 1H2, Canada	58	November 14, 2012
Bob Rai (1) 2257 128St. Surrey BC V4A 3V8, Canada	46	June 4, 2015
David Hall 2020 – 401 West Georgia St. Vancouver, BC V6B 5A1, Canada	63	January 20, 2016

(1)

Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Arun Nayyar, CEO	56	November 12, 2013
Eugene Beukman, CFO & Secretary	58	November 14, 2012

Mr. Nayyar’s business functions, as CEO of the Company, included overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

Mr. Beukman’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors.

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

1.B. Legal Advisors

The legal advisors for the Company are Harder & Company, 2760 – 200 Granville St., Vancouver, BC, V6C 1S4 Phone (604) 682-4466 Fax (604) 682-4467. As of October 2, 2007, the Company retained Stanislaw Ashbaugh LLP, 4400 - 701 Fifth Avenue, Seattle, WA 98104 to provide assistance with matters concerning securities laws in the United States. The firm does not provide other legal services to the Company.

The Company’s Bank is the:  Bank of Montreal. Its business address and telephone number are 595 Burrard St. Vancouver, British Columbia Canada V7X 1L7. Tel: (604) 665-7374.

1.C. Auditors

Smythe LLP performed the audit for the year ended June 30, 2015 and for the six months (stub year) ended December 31, 2015.

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

The Company has changed its fiscal year-end from June 30 to December 31. As such, the period ended December 31, 2015 is a stub year, comprised of six months.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”) and effective for the Company’s reporting period ended December 31, 2015.

Table No. 3

Selected Financial Data

(CDN$)

	Stub Year Ended Dec 31, 2015	Year Ended Jun 30, 2015	Six Months Ended Dec 31, 2014 (unaudited)	Year Ended Jun 30, 2014	Year Ended Jun 30, 2013	Year Ended Jun 30, 2012
IFRS
Gross Revenue	561,344	5,713	0	0	0	83,361
Net Sales	150,754	5.713	0	0	0	83,361
Net Income (Loss) for the period	(1,190,414)	(2,200,648)	(571,343)	(733,946)	283,432	(306,565)
Basic Income (Loss) Per Share	(0.02)	(0.05)	(0.02)	(0.03)	0.02	(0.03)
Dividends Per Share	0	0	0	0	0	0
Weighted Average Shares	55,844,204	47,272,866	36,188,192	26,107,760	18,821,177	6,451,760
Period-end Shares	57,105,225	55,219,116	44,524,406	36,767,074	21,617,075	6,959,680

Working Capital	3,207,630	3,305,603	924,174	156,185	296,132	(1,320,984)
Sponsorship Liability	0	0	0	0	0	875,000
Long-Term Debt	0	0	0	0	29,444	0
Share Capital	15,775,145	15,262,357	11,595,326	10,995,282	7,943,874	7,933,288
Shareholders’ Equity (Deficit)	3,246,975	3,353,461	1,429,140	663,097	(436,688)	(1,321,164)
Total Assets	3,493,205	3,540,585	1,479,565	820,418	800,991	19,751

US GAAP
Net Loss	(1,190,414)	(2,200,648)	(571,343)	(733,946)	283,432	(306,565)
Income/(Loss) Per Share	(0.02)	(0.05)	(0.02)	(0.03)	0.02	(0.03)
Shareholders’ Equity (Deficit)	3,246,975	3,353,461	1,429,140	663,097	(436,688)	(1,321,164)
Total Assets	3,493,205	3,540,585	1,479,565	820,418	800,991	19,751

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the stub year ended December 31, 2015 and three most recent fiscal years ended June 30, 2015, 2014 and 2013, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The table sets forth the number of US Dollars required under that formula to buy one Canadian Dollar. For example, where the number “0.7225” is quoted in the upper left hand number in the table, it means that it took on average in December 2015, 72.25 cents US to purchase one Canadian dollar. For most periods presented, the Canadian dollar has been worth less than one US dollar.

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close

March 2016	0.7561	0.7425	0.7715	0.7710
February 2016	0.7248	0.7123	0.7395	0.7395
January 2016	0.7031	0.6854	0.7159	0.7102
December 2015	0.7297	0.7148	0.7485	0.7225
November 2015	0.7530	0.7485	0.7637	0.7500
October 2015	0.7650	0.7552	0.7750	0.7644

Three Months Ended December 31, 2015	0.7489	0.7148	0.7750	0.7225
Three Months Ended September 30, 2015	0.7463	0.7449	0.7496	0.7491
Three Months Ended June 30, 2015	0.8007	0.8002	0.8089	0.8006

Stub Year Ended December 31, 2015	0.7562	0.7148	0.7958	0.7225
Fiscal Year Ended June 30, 2015	0.8010	0.8002	0.8089	0.8006
Fiscal Year Ended June 30, 2014	0.9342	0.8888	0.9768	0.9367
Fiscal Year Ended June 30, 2013	0.9954	0.9495	1.0299	0.9513

 (Source: www.bankofcanada.ca/rates/exchange/10-year-lookup/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of December 31, 2015.

Table No. 5

Capitalization and Indebtedness

As of December 31, 2015

SHAREHOLDERS’ EQUITY
Share Capital	$15,775,145
Reserve-Warrants	39,272
Reserve – Options	3,173,546
Deficit	(15,740,988)
Net Shareholders’ Equity	3,246,975
TOTAL CAPITALIZATION
Common shares issued and outstanding	57,105,225
Stock Options Outstanding:	5,215,000
Warrants Outstanding (1):	5,205,000
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

 (1) See Table 12 for exercise prices and terms of these warrants.

Year ended June 30, 2013

During the year ended June 30, 2013, the Company issued 14,657,395 shares for debt and assets. At June 30, 2013 there were 21,617,075 shares issued and outstanding.

Private placements

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit for proceeds of $800,000. Each unit was exchangeable for one common share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants are subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to an Exchange hold period expiring October 12, 2013. As of June 30, 2013, the private placement was classified as share subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834.

Shares issued for debt

On September 7, 2012, the Company announced that the Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share. Of these shares, 10,687,500 were subjected to resale restrictions equivalent to an Exchange Tier 2 Value Security Escrow Agreement, which allowed scheduled release of shares from escrow over a three year period.

		June 30, 2013
		$	Shares

COC assignment	September 12, 2012	875,000	10,687,500
Accounts payable	September 12, 2012	20,540	172,295
Management fees	September 12, 2012	39,760	397,600
		935,300	11,257,395

Shares issued for assets

On September 17, 2012, the Company announced that the Exchange had provided acceptance of the License Agreement (“LA”) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The LA provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops. The Agreement provided for the payment of $170,000 by the issuance of 3,400,000 common shares at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

Year ended June 30, 2014

During the year ended June 30, 2014, the Company issued 3,400,000 shares for the acquisition of an asset, 8,000,000 shares for share subscriptions received in the year ended June 30, 2014, and 3,750,000 shares were issued through a private placement. At June 30, 2014, there were 36,767,075 shares issued and outstanding.

Private placements

On April 08, 2014 the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of $175,000. Each unit consists of one (1) common share and one transferrable share purchase warrant. Each warrant is entitle the holder thereof to purchase one additional common share for a period of twelve months from the Closing Date of the Offering at a price of $0.30 per common share. The warrants are subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of twenty four months from the Closing Date of the Offering at a price of $0.13 per common share.

In accordance with the private placements, finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering were used by the Company for general ongoing corporate and working capital purposes.

The fair value of the warrants of $375,000 was estimated using the Black-Scholes option pricing model using the following parameters:

April 2014

Dividend yield	178.59 – 201.52%
Expected volatility	201.52%
Risk-free interest rate	1.07%
Expected average term	1 – 2 years

Year ended June 30, 2015

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

Securities are subject to a four-month hold period that expires April 11, 2015. Proceeds from the offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year.

Stub year ended December 31, 2015

There were no share issuing during the period.

Options:

The changes in share options including those granted to directors, offers and consultants during the stub year ended December 31, 2015 and the years ended June 30, 2015 and 2014 are summarized as follows:

	Six Months Ended December 31, 2015		Year Ended June 30, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	4,880,000	$0.27	2,250,000	$0.11
Options granted	805,000	$0.41	4,255,000	$0.31
Expired/Cancelled	(320,000)	$0.45	-	-
Exercised	(150,000)	$0.15	(1,625,000)	$0.16
Ending Balance	5,215,000	$0.38	4,880,000	$0.27
Exercisable	4,142,500	$0.38	3,097,500	$0.19

	Year Ended June 30, 2014		Year Ended June 30, 2013
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning balance	-	-	-	-
Options granted	3,200,000	$0.11	-	-
Expired/Cancelled	(950,000)	$0.10	-	-
Ending balance	2,250,000	$0.11	-	-
Exercisable	1,650,000	$0.10	-	-

The following table summarizes information about share options outstanding at June 30, 2015 and 2014:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.20	19-Feb-17	450,000	360,000
$0.55	15-Apr-17	230,000	192,500
$0.55	05-Jun-17	300,000	150,000
$0.45	09-Sep-17	60,000	15,000
$0.40	30-Dec-17	200,000	-
$0.10	21-Feb-19	1,000,000	1,000,000
$0.13	08-May-19	350,000	350,000
$0.10	25-Jul-19	200,000	200,000
$0.15	14-Nov-19	150,000	150,000
$0.20	18-Dec-19	800,000	800,000
$0.20	08-Jan-20	150,000	150,000
$0.45	15-May-20	200,000	100,000
$0.45	05-Jun-20	580,000	155,000
$0.45	19-Aug-20	320,000	320,000
$0.36	01-Oct-20	25,000	-
$0.40	30-Dec-20	200,000	200,000
		5,215,000	4,142,500

The weighted average remaining contractual life of options outstanding and exercisable is 3.29 and 3.36 years, respectively.

Warrants:

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in warrants is presented below:

	Six Months ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	6,992,542	$0.31	11,800,000	$0.33
Warrants issued	-	-	4,412,252	$0.25
Expired/Cancelled	(51,433)	$0.25	-	-
Exercised	(1,736,109)	$0.25	(9,219,710)	$0.31
Issued and exercisable	5,205,000	$0.41	6,992,542	$0.31

	Year Ended June 30, 2014		Year Ended June 30, 2013
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	8,000,000	$0.30	-	-
Warrants issued	4,050,000	$0.21	8,000,000	$0.30
Expired/Cancelled	(250,000)	$0.30	-	-
Exercised	-	-	-	-
Issued and exercisable	11,800,000	$0.33	8,000,000	$0.30

The following table summarizes information about share warrants outstanding and exercisable as at December 31, 2015:

		Outstanding
Expiry date	Exercise Price	December 31, 2015	June 30, 2015
December 11, 2015	$0.25	-	1,787,542
April 8, 2016	$0.13	1,300,000	1,300,000
June 12, 2016	$0.50	3,905,000	3,905,000
Issued and exercisable		5,205,000	6,992,542

3.C.  Reasons for the Offer and Use of Proceeds

General working capital, pay down liabilities and applications for registrations with Health Canada.

3.D.  Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company was started as a Capital Pool Company, has been operating its current business since November, 2003 and has had limited revenues during this time. Since its inception, the Company has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control products. The Company has also been engaged in a program of pre-clinical testing for registration of a number of therapeutic products with Health Canada and the FDA. This testing is costly and time consuming and the Company does not have sufficient funds to undertake all of the testing that is required to satisfy the requirements of these regulatory agencies. Accordingly, the Company requires outside funding to complete these tests. As funds are raised, they will be invested in the testing and the Company will continue to accumulate losses that are proportional to the funds raised and spent on testing. In addition, the Company launched a number of consumer and commercial products, described above, and established new sales and distribution agreements. Although sales of T36® Antiseptic Hand Sanitizer products were substantial during the last quarter of 2009, sales subsequently dropped down nearly zero and were ceased. The Company has changed its direction and Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals. As a result, future sales of the Company’s products are difficult to predict.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce its products into new markets in Canada and internationally, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange (“the Exchange”) and support the continued registration of its securities in the US, the Company expects to incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, research and development, intellectual property protection, testing and registration of pharmaceutical products, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable from the introduction and sale of new products, the Company will need to raise significant amounts of new funding to expand these activities. Also, the Company may not be successful in generating significant revenues from pharmaceutical products in the future. Failure to generate more revenues could cause the Company to contract or go out of business. In the future, it is likely that the inventory value will be reduced to reflect selling cost which will further decrease the value of the assets compared to liabilities. Also at the time of this report, the

Company has sufficient funds to continue the sales of its products but it will be unable to do so without securing further financing.

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

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

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

The testing is required in order to obtain required regulatory approvals from Health Canada, the EPA and FDA in the US and the EMA in the EU. A lack of funds would impair the ability of the Company to complete such tests. A lack of funds would also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. Some of the  directors and officers of the Company are directors and officers of other companies. The directors and officers of the Company will be required by law to act in the best interests of the Company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

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

Government agencies, such as the EPA and the Food and Drug Administration (“FDA”) in the United States and Health Products and Food Branch in Canada, need to provide approvals of the Company’s products prior to any sales of these products. To obtain such approvals, the Company must submit extensive amounts of information on the efficacy, toxicology, carcinogenicity, mutagenicity and other testing of the products that it is trying to register. After all of the information is provided, the agencies can request supplemental information and further testing. Once all of the requirements for documentation are satisfied, the agencies can take an indeterminate amount of time to provide approvals for the Company to market its products. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent or reduce market penetration. There is no assurance that government agencies will accept for registration any of the Company’s products.

The Company is very dependent on the registration and sale of its commercial, retail and pharmaceutical products.

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

(c)

Otherwise acquires significant assets other than cash.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year Ended June 30,	Nature of Share Issuance	Number of Shares	Amount ($)
2001	Private Placement @ $0.085	1,176,475	$100,000
2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000
2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $0.17	150,000	$25,500
2004	Private Placement @ $0.15	346,666	$52,000
	Private Placement @ $0.20	6,200,000	$1,240,000
2005	Private Placement @ $0.10	3,000,000	$300,000
2006	Private Placement @$0.05	3,916,000	$195,800
	Private placement @ $0.05	1,100,000	$55,000
2007	Private placement @ $0.05	1,430,000	$ 71,500
	Private placement @ $0.10	8,000,000	$800,000
2008	Private placement @ $0.12	2,000,000	$240,000
	Private placement @ $0.15	3,500,000	$525,000
2009	N/A	N/A	N/A
2010	Private placement @ $0.25	6,000,000	$1,500,000
2011	Private placement @ $0.10	3,275,000	$327,500
	Private placement @ $0.10	2,000,000	$200,000
2012	Private placement @ $0.10	560,000	$56,000
2013	Private placement @ $0.10	8,000,000	$800,000
2014	Private placement @ $0.10	3,750,000	$375,000
2015	Private placement @ $0.15	7,607,332	$1,141,100
Stub period ended December 31, 2015	N/A	N/A	N/A

4.B. Business Overview

On August 12, 2013, Vanc Pharmaceuticals Inc. trades on the TSX Venture Exchange in Canada under the symbol “NPH” and on February 23, 2014 on the OTCQB under the symbol “NUVPF”.

In 2003, VANC developed a patented infection control formulation, referred to as T36®, a mixture of ethanol containing the anti-microbial ingredients o-phenyl phenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”). All of these component chemicals are bio-degradable. The Company is no longer maintaining patents for the T3/6 product.

The Company is now focused on the manufacturing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements (“CRA”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

Management vision is to establish VANC Pharmaceuticals Inc. as an innovative generic pharmaceutical and over-the-counter (“OTC”) healthcare product company in Canada by expanding the portfolio of our generic pharmaceuticals and OTC health care products. Our primary mandate is to provide Canadians with high quality, yet affordable, generic pharmaceuticals and OTC healthcare products.

Vancpharm’s OTC products division is primarily engaged in the manufacture and sales of novel and proprietary, OTC healthcare products shown to deliver consistent and reliable results in the prevention and treatment of various chronic ailments and conditions.

VANC Pharmaceuticals manufactures its products at Health Canada authorized GMP-manufacturing sites globally. These Heath Canada recognized sites are capable of manufacturing a wide range of generic pharmaceuticals and OTC healthcare products, under the VANCPHARM label.

Our leading, Health Canada-approved, OTC products are Hema-fer™ (Premium natural iron supplement for iron deficiency and anemia) and Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera).

CORTIVERA™ AND CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera and Cortivera™ contains 0.5% hydrocortisone and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form in order to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory. The products are made in Canada.

HEMA-FER™

Hema-Fer™ (NPN: 80065873), a premium natural iron supplement. Hema-Fer™, a Made in Canada product, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies. Hema-Fer™ provides a high absorption rate with minimal gastro intestinal side effects.

During the period ended December 31, 2015, the Company expanded its product line listing in BC provincial formulary from 1 molecule as at June 30, 2015 to 14. The Company will continue to expand its product line listing in BC and expects additional product shipments in the second quarter of 2016. The Company has also made significant progress and expects provincial approvals for all other Formularies across Canada in the first half of 2016.

Additional sales force and expansion of sales and marketing efforts in these provinces will follow.

The Company has received Notice of Compliance (NOC) from Health Canada for 38 generic molecules. These 38 molecules will comprise of 87 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada.

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Omeperazole	20 MG DR Tab	Losec™
VAN-Finasteride	5 MG Tab	Proscar™
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Bicalutamide	50 MG Tab	Casodex™
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Pantoprazole	40 MG Tab	Pantoloc™
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN- Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN- Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN- Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN- Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Valacyclovir	500 MG Tab	Valtrex™

Future Product Pipeline

The Company is also looking to expand its product line with applications to Health Canada expected to be submitted during the first half of 2016.

Sales

During the period ended December 2015 the Company commercialized its first OTC product in British Columbia: Cortivera™ and Cortivera Plus™ for a wide range of minor skin irritations, allergic reactions and eczema. The Company significantly improvement the sales of its generic products. The cost of marketing and development expense incurred in relation with the transactions with the customers was treated as customer marketing expenses and was offset against gross revenue. The gross revenue was in amount of $561,344 for the period ended December 31, 2015 (June 30, 2015: $5,713), the amount of net sales was $150,754 (June 30, 2015: $5,713) after deducting of cost of customer marketing incentives of $410,590 (June 30, 2015: $Nil)

Manufacturing

The Company does not have any own manufacturing facilities and it currently relies, and expect to continue to rely, on third parties for the manufacture of products. The Company finalized the agreements for its 4 prospective OTC products to manufacture, package and delivering. The suppliers will manufacture and VANC will market and sell these new product lines under its own label.

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

5. A. Operating Results of the Company

Overview

During the calendar year 2015 the Company commenced commercialization of its generic drug portfolio in British Columbia (July 2015), Ontario (October 2015). The company started shipping initial purchase orders to pharmacy customers. The Company started listing multiple products in Provincial formularies of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

In December 2015 the Company commercialized its first OTC product in British Columbia: Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898 and) for a wide range of minor skin irritations, allergic reactions and eczema. Subsequently to the reporting period, the Company launched Hema-Fer™ (NPN: 80065873), a premium natural iron supplement.

Results of Operations for the stub year ended December 31, 2015

Revenue

During six months ended December 2015 the Company commercialized its first OTC product in British Columbia: Cortivera™ and Cortivera Plus™ for a wide range of minor skin irritations, allergic reactions and eczema. The Company significantly improvement the sales of its generic products. The cost of marketing and development expense incurred in relation with the transactions with the customers was treated as customer marketing expenses and was offset against gross revenue. The gross revenue was in amount of $561,344 for the period ended December 31, 2015 (December 31, 2014: $nil), the amount of net sales was $150,754 (December 31, 2014: $nil)  after deducting of cost of customer marketing incentives of $410,590 (December 31, 2014: $nil).

Manufacturing

The Company does not have any own manufacturing facilities and it currently relies, and expect to continue to rely, on third parties for the manufacture of products. The Company finalized the agreements for its 4 prospective OTC products to manufacture, package and delivering. Management anticipates the execution of initial sales orders in early 2016.

Sales and Marketing Expenses

Sales and marketing expenses in amount of $103,123 (December 31, 2014: $nil) consist of advertising costs, marketing and sales consultant costs in relation with the promotion of generics and OTC products to the market.

The Company expect to incur additional expenses associated with sales and marketing activities.

General and administrative expenses

General and administrative expense of $551,723 for six months (stub year) ended December 31, 2015 (December 31, 2014: $259,407) consist of personnel-related costs, facility-related costs, professional fees for services, including legal, audit and accounting services mainly. Management and consulting fees of $155,084 (December 31, 2014: $142,807), payroll of $149,034 (December 31, 2014: $nil), investor relations of $58,024 (December 31, 2014: $25,000), filing and corporate fees of $13,688 (December 31, 2014: $23,787), office maintenance $33,881 (December 31, 2014: $33,123), office rent of $20,429 (December 31, 2014: $18,000), legal and audit fees off $37,587 (December 31, 2014: $4,415), travel cost of $33,961 (December 31, 2014: $8,150), insurance of $25,250 (December 31, 2014: $nil), seminars and conferences in amount of $14,582 (December 31, 2014: $nil), depreciation of $8,513 (December 31, 2014: $1,946), bank and credit card charges of $1,690 (December 31, 2014: $637), foreign exchange loss of $nil (December 31, 2014: $1,542).

Personnel-related costs consist of management fees and compensation, salaries and travel cost. The increase in travel is due to management meetings with potential customers and suppliers domestically and internationally. The increase in salaries is due to the hiring of two full-time regulatory analysts to assist in product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Share-based compensation for the six months ended December 31, 2015 was in amount of $630,401 (year ended June 30, 2015: $915,211) and is a non-cash item that represents the allocation of the fair value of vested options over the vesting period.

5. B. Liquidity and capital resources

Liquidity

The Company’s operations have been financed through the issuance of common shares. The Company    commenced to commercialize its generic and OTC products during the second half of 2015 but have not been able to generate positive cash flows from its operating activity yet. Management anticipate that an additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Six Months (stub year) ended	Year ended
	December 31, 2015	June 30, 2015
	$	$
Cash used in operating activities	(1,040,392)	(1,484,577)
Cash used in investing activities	-	(30,846)
Cash provided by financing activities	453,527	3,942,823

Cash and Cash Equivalents	2,135,912	2,722,777

The funds raised during the prior period have been partially used to build the level of stock to commence the commercial operations.  The inventory balance as at end of December 31, 2015 was in amount of $1,140,853 (June 2015: $356,289). The decrease of cash used in the operating activity is the result of the revenue been generated during the stub year ended December 31, 2015.

Cash provided by financing activities for the stub year ended December 31, 2015 in amount of $453,527, compared to $3,942,823 for the year ended June 30, 2015.

Capital resources

Management devotes financial resources to Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-

the extent to which we will be commercially successful in launching our new OTC products;

-

the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

At December 31, 2015 the Company had working capital of $3,207,630, compared to $3,305,603 at June 30, 2015. We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, will be sufficient to finance our working capital, operational needs for at least the next 12 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

Critical Accounting Policies

The consolidated financial statements of the Company present the reporting period from July 1, 2015 to December 31, 2015 resulting from the change in year end to December 31, 2015. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our annual consolidated financial statements for the stub year ended December 31, 2015.

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

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

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

Significant estimates and judgments

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

Recoverability of the carrying value of intangible assets

The Company is required to review the carrying value of its intangible assets for potential impairment. Impairment is indicated if the carrying value of the Company’s intangible assets exceeds its recoverable value. If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the consolidated statement of operations and comprehensive loss.

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

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the consolidated statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

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

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

Changes in Significant Accounting Policies

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

Accounting standards issued, but not yet in effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for more liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

IFRS 15 Revenue from Contracts

IFRS 15, Revenue from Contracts, was issued by the IASB in May 2014. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets From Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the impact of adopting IFRS 15.

IFRS 16 Leases

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. The Company has assessed the impact of adopting of IFRS 16, and it does not have any impact on the consolidated financial statements.

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

5.F. Tabular disclosure of contractual obligations

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

December 31, 2015
$
Within 1 year	34,763
2 years	37,354
3 years	22,671
94,788

5.G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operaintg and Financial Review and Prospects”. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2015 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Arun Nayyar	56	CEO, Director	n/a	n/a
Eugene Beukman	58	CFO, Director and Secretary

La Jolla Capital Inc., Lincoln Mining Corporation, Moseda Technologies, Inc., Slam Exploration, Oriental Non-Ferrous Resources Development Inc., TML Ventures Inc, Brakpan Ventures Corp., Burnstone Ventures Inc., Bard Ventures Ltd, Range Energy Resources Inc., Grand Peak Capital Corp., AAN Ventures Inc.

				All Directorships
Sukhwinder (Bob) Rai	46	Director	Venturi Ventures Inc.	Director
David Hall	63	Director	RepliCel Life Sciences Inc., GLG Life Tech Corporation	Directorship

Mr. Arun Nayyar, CEO, Director is an executive with generic pharma background, global experience, highly focused on people, products and profits. Vast international generic pharmaceutical experience as an accomplished, entrepreneurial, global executive with more than 30 years’ experience in global generic companies like Ranbaxy Pharmaceuticals, Accord Health Care and Intas Pharmaceuticals.In-depth knowledge & experience in creating, operating and leading wholly owned subsidiaries, joint ventures, greenfield startup operations with or without manufacturing. Considerable global out sourcing experience while working with Shoppers Drug Mart and Sanis healthcare in Canada. Consultancy projects for Large Retail companies like George Weston Limited for their retail pharmacy Chain LobLaws and other Pharmacy chains under different banners. A science Graduate with Management education and has excellent relations in the Industry to create synergies for mutually beneficial business.

Mr. Eugene Beukman, CFO, Director & Secretary:  has been a corporate consultant to public companies in Canada since January 1994, primarily involved in the acquisition of assets and joint ventures.  Mr. Beukman graduated from Rand University of Johannesburg, South Africa, with a Bachelor of Law Degree and a Bachelor of Law Honors Postgraduate Degree. Overall he has over thirty years’ experience in the acquisition of assets and joint venture agreements.  Mr.

Beukman is an Advocate of the Supreme Court of South Africa.  He is a director and/or officer of several reporting companies listed on the TSX Venture Exchange and CNSX

Mr. Bob Rai, Director is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over fifteen years of pharmaceuticals and pharmacy management experience. In addition to operating a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 15 years, he has had several successful entrepreneurial and charitable endeavors. In 1998 Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States. The online sales and distribution of prescription medicines saw unprecedented industry growth and as other operators followed suit, the unique business concept became a billion dollar industry across Canada. Mr. Rai is also Chairman and CEO of Canada Pacific Global Pharmaceuticals and Chairman of its subsidiary, PharmaCanada Inc. (www.earlycancerdetect.com). He has served as President of the Philippines Canada Trade Council (PCTC) from 2006-2007 and held the position of Vice-President from 2004-2006. As President of PCTC, he led a successful Trade Mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada David Emerson.

In 2013 Mr. Rai was the recipient of the Queen’s Diamond Jubilee Medal for his over 18 years of community and volunteer work. His charitable and community volunteer activities include: Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science, Director of Tapestry Foundation for Health Care, Rotary Club of Vancouver Fraserview and cabinet member of “A Night of Miracles” for BC Children’s Hospital.

Mr. David Hall, Director is currently Chairman of RepliCel Life Sciences and a consultant to the life sciences industry. Mr. Hall served as CEO and President of RepliCel Life Sciences (the “RepliCel”) from 2012 through 2015. He has been instrumental in diversifying RepliCel’s cell therapy programs from a single program focused on pattern baldness to three current clinical programs addressing chronic tendinosis and aging, sun damaged skin and pattern baldness as well as the development of a new dermal injector device for the delivery of cells, drugs, biologics and dermal fillers. Prior to RepliCel, Mr. Hall consulted to government, pharma industry, biotech, eHealth and NGO’s for two years. For the prior 15 years, Mr. Hall was a business founder, CFO, CCO, Treasurer and Secretary of Angiotech Pharmaceuticals Inc. Mr. Hall is a Past Chair and board member of Life Sciences BC and current director of Providence Health Care Research Institute. He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.

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

During the period ended December 31, 2015 Mr. Parmar resigned as CFO and Director from the Board, Mr. Pirooz was resigned as a Director from the Board.

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended June 30, 2015 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	FMV (5) Options ($)
Eugene Beukman Chief Financial Officer, Secretary(1)	2015(3) 2015(4) 2014(4) 2013(4)	Nil Nil Nil Nil	Nil Nil Nil Nil	18,000 26,380 25,200 Nil	100,000 400,000 150,000 Nil	42,890 73,200 24,990 Nil
Amandeep Parmar, former Chief Financial Officer (1) ,(2)	2015(3) 2015(4)	Nil Nil	Nil Nil	41,667 25,000	Nil 300,000	Nil 54,900
Arun Nayyar Chief Executive Officer(1)	2015(3) 2015(4) 2014(4)	Nil Nil Nil	Nil Nil Nil	100,000 120,000 78,333	Nil 1,350,000 1,000,000	Nil 373,550 120,440

(1)

Consulting/management fees were paid to a consulting company owned by senior management;

(2)

During the six months ended December 31, 2015 Mr. Parmar resigned as CFO and Director from the Board, Mr. Pirooz was resigned as a Director from the Board;

(3)

Six months period (stub year) ended December 31, 2015;

(4)

Year ended  June 30;

(5)

Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2015

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Arun Nayyar, CEO, Director	Jun 5, 2015 Dec 18, 2014 Nov 14, 2014 Jul 25, 2014 Feb 21, 2014	232,500 91,500 27,750 21,800 120,440	500,000 @ $0.55 500,000 @ $0.20 150,000 @ $0.15 200,000 @ $0.10 1,000,000 @ $0.10	500,000 500,000 150,000 200,000 1,000,000	Jun 05, 2020 Dec 18, 2019 Nov 14, 2019 Jul 25, 2019 Feb 21, 2019
Eugene Beukman CFO, Director.	Dec 30, 2015	42,890	100,000 @ $0.40	100,000	Dec 30, 2020
Bob Rai, Director	Dec 30, 2015 Jun 5, 2015	42,890 37,200	100,000 @ $0.40 80,000 @ $0.45	100,000 800,000	Dec 30, 2020 Jun 05,, 2020
David Hall, Director	None	None	None	N/A	N/A

(1)

Share-based payments for options granted were measured using the Black-Sholes option pricing model.

The following table gives certain information concerning stock option exercises during Fiscal 2015 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in stub year ended December 31, 2015

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

Stock Options:  The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. During the stub year ended December 31, 2015 805,000 options were granted.

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

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during stub year ended December 31,  2015 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

Mr. Parmar, former CFO charged a consulting fee of $8,333 per month.

Mr. Beukman, CFO invoices at $3,000 per month through his company, Pender Street Consulting.

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Eugene Beukman (CFO, Director, Secretary), Sina Pirooz (non-management Director) and Michael Bianco (non-management Director). The Audit Committee met four times during the year ended June 30, 2015 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D. Employees

As of the date of this report, the Company had no employees.

6.E. Share Ownership

Table No. 10 lists, as of December 31, 2015, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from December 31, 2015
Common	N/A	Nil	-	2,630,000 Options
	Total Directors/Management	-	-	2,630,000 Options

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

(b)

Under the revised 2012 Plan, options may be exercisable for a maximum of five years from grant date rather than five years;

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2015, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of December 31, 2015, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

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

7.A.2. Canadian Share Ownership.

On December 31, 2015, the Company’s shareholders’ list showed 57,105,225 common shares outstanding, an estimated 2,200 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 48,241,411 common shareholders in Canada.

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

The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Six Months ended	Year ended	Year ended	Year ended
	December 31, 2015	June 30, 2015	June 30, 2014	June 30, 2013
	$	$	$	$
Accounts payable and accrued liabilities	699	-	26,375	32,978

Expenditures:
Management and consulting fees	154,356	149,667	113,713	45,000
Professional fees	-	-	26,620	-
Share-based payments	261,196	297,073	199,123	-
Rent	-	4,500	9,530	-

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the Corporate Secretary.

Rent expenses consist of fees paid to the former CEO.

All related party transactions were in the normal course of business operations.

Accounting Fees

For the annual statements dated June 30, 2015 the Company paid Smythe LLP accounting fees of $15,000.

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

The Company has abandoned all patents.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

 Canadian Dollars

	High	Low	Closing
Month ended Mar 31, 2016	0.43	0.36	0.41
Month ended Feb 29, 2016	0.46	0.40	0.43
Month ended Jan 31, 2016	0.48	0.33	0.44
Month ended Dec 31, 2015	0.48	0.25	0.47
Month ended Nov 30, 2015	0.37	0.26	0.28

Fiscal Quarter Ended Mar 31, 2016	0.480	0.325	0.405
Fiscal Quarter Ended Dec 31, 2015	0.475	0.250	0.470
Fiscal Quarter Ended Sep 30, 2015	0.485	0.330	0.400
Fiscal Quarter Ended Jun 30, 2015	0.600	0.350	0.440
Fiscal Quarter Ended Mar 31, 2015	0.940	0.150	0.520
Fiscal Quarter Ended Dec 31, 2014	0.250	0.080	0.215
Fiscal Quarter Ended Sep 30, 2014	0.160	0.070	0.080

Stub year Ended December 31, 2015	0.485	0.250	0.470
Fiscal Year Ended 06/30/2015	0.940	0.070	0.440
Fiscal Year Ended 06/30/2014	0.230	0.060	0.140
Fiscal Year Ended 06/30/2013	n/a	n/a	0.080
Fiscal Year Ended 06/30/2012	n/a	n/a	0.070
Fiscal Year Ended 06/30/2011	0.045	0.045	0.045

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

Table No. 12

Share Purchase Warrants Outstanding

	Six Months ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	6,992,542	$0.31	11,800,000	$0.33
Warrants issued	-	-	4,412,252	$0.25
Expired/Cancelled	(51,433)	$0.25	-	-
Exercised	(1,736,109)	$0.25	(9,219,710)	$0.31
Issued and exercisable	5,205,000	$0.41	6,992,542	$0.31

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $0.85	117,647	$100,000
Fiscal 2002	Canadian Prospectus Offering (IPO) @$1.70	120,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $1.70	15,000	$25,500
Fiscal 2004	Private Placement @$1.50	34,666	$52,000
	Private Placement @$2.00	620,000	$1,240,000
Fiscal 2005	Private Placement @ $1.00	300,000	$300,000
Fiscal 2006	Private Placement @$0.50 Private Placement @$0.50	391,600 110,000	$195,800 $55,000
Fiscal 2007	Private Placement @$1.50 Private Placement @$1.00	143,000 800,000	$71,500 $800,000
Fiscal 2008	Private placement @ $1.20	200,000	$240,000
	Private placement @ $1.50	350,000	$525,000
Fiscal 2009	N/A	N/A	N/A
Fiscal 2010	Private placement @$2.50	600,000	1,500,000
Fiscal 2011	Private placement @$1.00 Private placement @$1.00	327,500 200,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.10	560,000	$56,000
Fiscal 2013	Private placement @$0.10	8,000,000	$800,000
Fiscal 2014	Private placement @$0.10	3,750,000	$375,000
Fiscal 2015	Private placement @$0.15	7,607,332	1,141,000

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements for stub year ended December 31, 2015 and the year ended June 30,2015 was Smythe LLP. Their audit report for six months ended December 31, 2015 is included with the related consolidated financial statements in this Annual Report with their consent attached hereto as an exhibit.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed stub year (six months) ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Mr. Eugene Beukman and Mr. Arun Nayyar are financially literate members of the Company’s Audit Committee. Mr. Bob Rai is considered “independent” and “financially literate”, as those terms are defined in applicable securities legislation.

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

VANC’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. The Board, at present, is composed of four directors, two of which are considered to be independent except for Mr. Beukman and Mr. Nayyar who are also senior officers. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

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

The Board delegates to management, through the officers of Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Given the relatively small composition of the Board of Directors and the Company’s management over the last several years, the Board has not appointed a corporate governance committee and these functions are currently performed by the Board as a whole.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

During the stub year (six months) ending December 31, 2015 and the year ended June 30, 2015, the Company’s auditors were Smythe LLP. The following table sets out the aggregate fees billed by Smythe LLP , Chartered Professional Accountants over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
Stub year ended December 31, 2015	$30,000	$Nil	$2,500	$Nil (0%)
June 30, 2015	$22,500	$Nil	$2,500	$Nil (0%)
June 30,2014	$16,000	$Nil	$800	$Nil (0%)

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Smythe LLP, Chartered Professional Accountants, is included herein immediately preceding the audited financial statements.

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the six months (stub year) ending December 31, 2015, years ending June 30, 2015 and 2014.

1.

Auditor’s Report, dated April 21, 2015.

2.

Consolidated Statements of Financial Position at December 31, 2015, June 30, 2015, 2014, and 2013.

3.

Consolidated Statements of Comprehensive Loss for the six months (stub year) ending December 31, 2015, and 2014, years ending June 30, 2015 and 2014.

4.

Consolidated Statements of Changes in Equity for the six months (stub year) ending December 31, 2015 and  years ending June 30, 2015 and 2014.

5.

Consolidated Statements of Cash Flows for the six months (stub year) ending December 31, 2015 and years ending June 30, 2015 and 2014.

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
8. N/A
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
15. N/A
16. Mine Safety Disclosures – N/A

VANC Pharmaceuticals Inc.

Consolidated Financial Statements

Stub Year (Six Months) Ended December 31, 2015 and

Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of VANC Pharmaceuticals Inc. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has selected those it deems to be most appropriate in the circumstances.

The significant accounting policies used are described in Note 3 to the consolidated financial statements. The consolidated financial statements include estimates based on the experience and judgement of management in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The management of the Company developed and continues to maintain systems of internal controls and management practices designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors exercises its responsibilities for ensuring that management fulfils its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all its members are directors of VANC Pharmaceuticals Inc. The Audit Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors.

These consolidated financial statements have been audited by Smythe LLP on behalf of the shareholders. Smythe LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

ON BEHALF OF THE BOARD:

              “Arun Nayyar”

              “Eugene Beckman”

Arun Nayyar, CEO & Director

Eugene Beukman, CFO & Director

Vancouver, British Columbia

April 22, 2016

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of VANC Pharmaceuticals Inc.

We have audited the accompanying consolidated financial statements of VANC Pharmaceuticals Inc., which comprise the consolidated statement of financial position as at December 31, 2015 and June 30, 2015 and the consolidated statements operations and comprehensive loss, changes in equity and cash flows for the six-month period ended December 31, 2015 and year ended June 30, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of VANC Pharmaceuticals Inc. as at December 31, 2015 and June 30, 2015, and its financial performance and its cash flows for the six-month period ended December 31, 2015 and the year ended June 30, 2015 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of VANC Pharmaceuticals Inc. as at June 30, 2014 and for the year then ended were audited by another auditor who expressed an unmodified opinion on those statements on October 28, 2014.

Chartered Professional Accountants

Vancouver, Canada

April 22, 2016

VANC Pharmaceuticals Inc.

Consolidated Statements of Financial Position

(Expressed In Canadian Dollars)

As at	Note	December 31, 2015	June 30, 2015	June 30, 2014
		$	$	$
ASSETS

Current Assets
Cash and cash equivalents		2,135,912	2,722,777	295,377
Accounts receivable	4	113,198	26,542	15,629
Prepaid expenses and deposits	5	63,897	387,119	2,500
Inventories	6	1,140,853	356,289	-
		3,453,860	3,492,727	313,506

Equipment	7	39,345	47,858	30,912
Intellectual Property	8	-	-	476,000

Total Assets		3,493,205	3,540,585	820,418

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	9	246,230	187,124	124,343
Promissory note		-	-	32,978
		246,230	187,124	157,321
SHAREHOLDERS’ EQUITY
Share Capital	11	15,775,145	15,262,357	10,995,282
Contributed surplus	11	3,212,818	2,641,678	2,017,741
Deficit		(15,740,988)	(14,550,574)	(12,349,926)
		3,246,975	3,353,461	663,097
Total Liabilities and Shareholders’ Equity		3,493,205	3,540,585	820,418

Approved and authorized on behalf of the Board of Directors on April 22, 2016.

            “Arun Nayyar”

              “Eugene Beukman”

Arun Nayyar, CEO & Director

Eugene Beukman, CFO & Director

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For Six Months Ended December 31, 2015 and 2014, and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

		Six Months Ended	Year Ended	Six Months Ended	Year Ended	Year Ended
	Note	December 31, 2015	June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2013
				(unaudited)
		$	$	$	$	$
Revenue
Sales		561,344	5,713	-	-	-
Customer marketing incentives		(410,590)	-	-	-	-
Net sales		150,754	5,713	-	-	-
Cost of Sales		64,290	2,491	-	-	-
Gross Profit		86,464	3,222	-	-	-
Expenses
Product registration and development		930	56,143	39,361	34,729	10,162
Selling and Marketing		103,123	9,858	-	-	-
General and administrative	12	551,723	751,774	259,407	448,549	182,933
Share-based compensation		630,401	915,211	272,575	291,355	-
		1,286,177	1,732,986	571,343	774,633	193,095
Other income and (expenses)
Interest income/(expense)		175	126	-	-	(590)
Other income		9,124	4,990	-		2,110
Gain on liabilities settled		-	-	-	40,687	475,007
Impairment of intellectual property	8	-	(476,000)	-	-	-

		9,299	(470,884)	-	40,687	476,527
Net Income (Loss) and Comprehensive Income (Loss) for the Period		(1,190,414)		(571,343)	(733,946)	283,432

Basic Earnings/(Loss) Per Share		(0.02)	(0.05)	(0.02)	(0.03)	0.02
Diluted Earnings /(Loss) Per Share		(0.02)	(0.05)	(0.02)	(0.03)	0.01
Weighted Average Number of Common Shares Outstanding		55,844,204	47,272,866	36,188,192	26,107,760	18,821,177

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Changes in Equity

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Share Subscriptions	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance, July 1, 2012	6,599,680	7,933,288	-	1,004,346	1,640,614	(11,899,412)	(1,321,164)
Issued during year:
For cash	-	-	800,000	-	-	-	800,000
For debt	11,257,394	562,870	-	-	-	-	562,870
For assets	3,400,000	170,000	-	-	-	-	170,000
Share issue costs	-	(850)	-	-	-	-	(850)
Finder’s fees	-	(57,600)	-	-	-	-	(57,600)
Warrants in placement	-	(663,834)	-	663,834	-	-	-
Net Comprehensive Income	-	-	-	-	-	283,432	283,432
Balance, June 30, 2013	21,617,074	7,943,874	800,000	1,668,180	1,640,614	(11,615,980)	436,688
Effect of change in Accounting Policy	-	1,629,975	-	(1,629,975)	-	-	-
Balance, July 1, 2013	21,617,074	9,573,849	800,000	38,205	1,640,614	(11,615,980)	436,688
Issued during year ended June 30, 2014:
For cash	3,750,000	375,000	-	-	-	-	375,000
For Assets	3,400,000	306,000	-	-	-	-	306,000
Share Subscriptions	8,000,000	800,000	(800,000)	-	-	-	-
Share issue costs	-	(59,567)	-	47,567	-	-	(12,000)
Share-based payments	-	-	-	-	291,355	-	291,355
Net loss	-	-	-	-	-	(733,946)	(733,946)
Balance, June 30, 2014	36,767,074	10,995,282	-	85,772	1,931,969	(12,349,926)	663,097
Issued during year ended June 30, 2015:
For cash	7,607,332	1,141,100	-	-	-	-	1,141,100
For exercise of options	1,625,000	531,060	-	-	(274,560)	-	256,500
For exercise of warrants	9,219,710	2,957,245	-	(84,267)	-	-	2,872,978
Share issue costs	-	(362,330)	-	67,553	-	-	(294,777)
Share-based payments	-	-	-	-	915,211	-	915,211
Net loss	-	-	-	-	-	(2,200,648)	(2,200,648)
Balance, June 30, 2015
Issued during Six Months (stub period) ended December 31, 2015:
For exercise of options	150,000	48,975	-	-	(29,475)	-	19,500
For exercise of warrants	1,736,109	463,813	-	(29,786)	-	-	434,027
Share-based payments	-	-	-	-	630,401	-	630,401
Net loss	-	-	-	-	-	(1,190,414)	(1,190,414)
Balance, December 31, 2015	57,105,225	15,775,145	-	39,272	3,173,546	(15,740,988)	3,246,975

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For Six Months Ended December 31, 2015, and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

	Six Months Ended December 31, 2015	Year Ended June 30, 2015	Year Ended June 30, 2014	Year Ended June 30, 2013
	$	$	$	$
Operating Activities
Net loss	(1,190,414)	(2,200,648)	(733,946)	283,432
Adjustment for the following items:
Amortization	8,513	13,900	948	-
Impairment of intellectual property	-	476,000	-	-
Gain on settlement of liabilities	-	-	(40,687)	415,070
Settlement of sponsorship liability	-	-	-	(875,000)
Share-based payments	630,401	915,211	291,355	-

Changes in Non-Cash Working Capital Items
Accounts receivable	(86,656)	(10,913)	(3,934)	(3,536)
Prepaid expenses and deposits	323,222	(384,619)	(2,500)	9,077
Inventories	(784,564)	(356,289)	-	-
Accounts payable and accrued liabilities	59,106	62,781	(50,755)	16,350
Net cash used in operating activities	(1,040,392)		(539,519)	(154,607)

Investing Activities
Equipment	-	(30,846)	(31,860)	-
Net cash used in investing activities	-	(30,846)	(31,860)	-

Financing Activities
Proceeds from private placement	-	1,141,100	375,000	800,000
Proceeds from exercise of options	19,502	256,500	-	-
Proceeds from exercise of warrants	434,025	2,872,978	-	-
Share issue costs	-	(294,777)	(12,000)	(58,450)
Repayment of promissory notes	-	(32,978)	(79,633)	(5,889)
Short term loans	-	-	(35,907)	35,907
Net cash provided by financing activities	453,527		247,460	771,568

Increase (Decrease) in Cash	(586,865)	2,427,400	(323,919)	616,961
Cash and Cash Equivalents, Beginning of Period	2,722,777	295,377	619,296	2,335
Cash and Cash Equivalents, End of Period	2,135,912		295,377	619,296

Cash and Cash Equivalents Consist of:
Cash	385,912	711,277	283,877	619,296
Guaranteed investment certificates	1,750,000	2,011,500	11,500	-
Cash and cash equivalents	2,135,912		295,377	619,296

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the last quarter of fiscal year 2015, or raise additional financing to cover ongoing cash requirements.

The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$
Comprehensive loss	(1,190,414)	(2,200,648)
Deficit	(15,740,988)	(14,550,574)
Working capital	3,207,630	3,305,603

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute more than 95% of the Company’s revenues for the stub year ended December 31, 2015. As a result, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

The consolidated financial statements of the Company present the reporting period from July 1, 2015 to December 31, 2015 resulting from the change in year end to December 31, 2015. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on April 22, 2016.

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

b)

Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

The Company has changed its fiscal year-end from June 30 to December 31. As such, the period ended December 31, 2015 is a stub year, comprised of six months.

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(l). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)

Consistency of presentation

The Company retains the presentation and classification of items in the consolidated financial statements from the previous period; however, some items on the consolidated statement of operations and comprehensive loss were reclassified in order to improve the presentation of consolidated financial statements.

d)

Accounting standards issued, but not yet in effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for more liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

IFRS 15 Revenue from Contracts

IFRS 15, Revenue from Contracts, was issued by the IASB in May 2014. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets From Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the impact of adopting IFRS 15.

IFRS 16 Leases

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. The Company has assessed the impact of adopting of IFRS 16, and it does not have any impact on the consolidated financial statements.

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

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

b)

Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

c)

Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, quality control testing, inventory management and warehousing fees. A regular review is undertaken to determine the extent of any provision for obsolescence.

d)

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and leasehold improvement, is amortized at 30%.

e)

Intangible assets

The carrying values of intangible assets, which are determined to have a finite useful life, are amortized on a systematic basis over the estimated life of the assets. Intangible assets are subject to an impairment test on an annual basis, based on a comparison of the fair value of the intangible asset to its carrying value. Any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the year in which occurred.

f)

Consolidation

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and Vise Healthcare Inc. During the reporting period the subsidiaries were remained dormant with neither transactions nor balances.

g)

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

h)

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

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

i)

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the year. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

j)

Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

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

k)

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

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

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

l)

Significant accounting estimates and judgments

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

Recoverability of the carrying value of intangible assets

The Company is required to review the carrying value of its intangible assets for potential impairment. Impairment is indicated if the carrying value of the Company’s intangible assets exceeds its recoverable value. If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the consolidated statement of operations and comprehensive loss.

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

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the consolidated statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

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

Significant judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

4.

ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2015	June 30, 2015	June 30, 2014
	$	$	$
Trade receivables	81,854	3,979	1,428
GST receivable	26,277	22,563	14,201
Employee advances	5,067	-	-
	113,198	26,542	15,629

5.

PREPAID EXPENSESS AND DEPOSITS

The closing balance consists of the deposits for inventory in amount of prepaid purchases of $138,976 (June 30, 2015: $342,740, June 30, 2014: $nil), office rent of $8,420 (June 30, 2015: $nil June 30, 2014: $nil) and prepaid business insurance of $10,708 (June 30, 2015: $nil, June 30, 2014: $nil). The inventories were received subsequent to the reporting period.

6.

INVENTORIES

At December 31, 2015, the Company’s inventory consists of the following:

	December 31, 2015	June 30, 2015	June 30, 2014
	$	$	$
Work in progress	242,415	30,829	-
Finished goods *	898,438	325,460	-
	1,140,853	356,289	-

* includes hold goods on consignment at third parties

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

7.

EQUIPMENT

	Office Furniture and Equipment	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$
Cost
Balance, July 1, 2013	-	-	-	-
Additions	1,702	5,976	24,182	31,860
Balance, June 30, 2014	1,702	5,976	24,182	31,860
Additions	-	30,846	-	30,846
Balance, June 30, 2015	1,702	36,822	24,182	62,706
Additions	-	-	-	-
Balance, December 31, 2015	1,702	36,822	24,182	62,706

Amortization
Balance, July 1, 2013	-	-	-	-
Depreciation	116	228	604	948
Balance, June 30,, 2014	116	228	604	948
Depreciation	476	6,351	7,073	13,900
Balance, June 30, 2015	592	6,579	7,677	14,848
Depreciation	167	5,870	2,476	8,513
Balance, December 31, 2015	759	12,449	10,153	23,361

Carrying value
Balance, June 30, 2014	1,586	5,748	23,578	30,912
Balance, June 30, 2015	1,110	30,243	16,505	47,858
Balance, December 31, 2015	943	24,373	14,029	39,345

8.

INTELLECTUAL PROPERTY

	December 31, 2015	June 30, 2015	June 30, 2014
	$	$	$
Pedia-Safe license	-	170,000	170,000
FerroHeme	-	306,000	306,000
Impairment	-	(476,000)	-
	-	-	476,000

As at June 30, 2015, management has decided to discontinue efforts related to the Pedia-Safe Polyvitamin Drops and FerroHeme Iron supplements for the foreseeable future, as there have been significant changes in the competitive landscape for these products in Canada. The Company is continuing to focus on the marketing and distribution of generic and OTC pharmaceuticals. Accordingly, the Company fully impaired the carrying value $476,000 of intangible assets to $nil.

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

9.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	December 31, 2015	June 30, 2015	June 30, 2014
	$	$	$
Trade accounts payable	111,166	172,124	110,343
Accrued liabilities	135,064	15,000	14,000
	246,230	187,124	124,343

10.

ESCROW SHARES

As of December 31, 2015, there are nil (June 30, 2015 - 1,603,125) shares held in escrow.

On September 12, 2012, the Company settled its remaining liability through the issuance of 10,687,500 shares of common stock measured at a value of $0.05 per share. These shares were subject to resale restrictions equivalent to Exchange Tier 2 Value Security Escrow Agreement, which allows a scheduled release of shares from escrow as follows:

Release Date	To Be Released

August 30, 2012	10% or 1,068,750 securities
February 28, 2013	15% or 1,603,125 securities
August 30, 2013	15% or 1,603,125 securities
February 28, 2014	15% or 1,603,125 securities
August 30, 2014	15% or 1,603,125 securities
February 28, 2015	15% or 1,603,125 securities
August 30, 2015	15% or 1,603,125 securities
Total	10,687,500 securities

11.

SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

Year ended June 30, 2013

During the year ended June 30, 2013, the Company issued 14,657,395 shares for debt and assets. At June 30, 2013 there were 21,617,075 shares issued and outstanding.

Private placements

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit for proceeds of $800,000. Each unit was exchangeable for one common share of the Company and one share purchase warrant. Each warrant  entitled the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants are subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to an Exchange hold period expiring October 12, 2013. As of June 30, 2013, the private placement was classified as share subscriptions. Legal fees of $850 and finders’ fees of $57,600 were

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834.

Shares issued for debt

On September 7, 2012, the Company announced that the Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 11,257,395 common shares to creditors at $0.05 per share. Of these shares, 10,687,500 were subjected to resale restrictions equivalent to an Exchange Tier 2 Value Security Escrow Agreement, which allowed scheduled release of shares from escrow over a three year period.

		June 30, 2013
		$	Shares

COC assignment	September 12, 2012	875,000	10,687,500
Accounts payable	September 12, 2012	20,540	172,295
Management fees	September 12, 2012	39,760	397,600
		935,300	11,257,395

Shares issued for assets

On September 17, 2012, the Company announced that the Exchange had provided acceptance of the License Agreement (“LA”) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The LA provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops. The Agreement provided for the payment of $170,000 by the issuance of 3,400,000 common shares at a deemed price of $0.05 per share. This transaction did not result in a change of control or in the creation of new insiders.

Year ended June 30, 2014

During the year ended June 30, 2014, the Company issued 3,400,000 shares for the acquisition of an asset, 8,000,000 shares for share subscriptions received in the year ended June 30, 2014, and 3,750,000 shares were issued through a private placement. At June 30, 2014, there were 36,767,075 shares issued and outstanding.

Private placements

On April 08, 2014 the Company closed a non-brokered private placement of 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of $175,000. Each unit consists of one (1) common share and one transferrable share purchase warrant. Each warrant is entitle the holder thereof to purchase one additional common share for a period of twelve months from the Closing Date of the Offering at a price of $0.30 per common share. The warrants are subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of twenty four months from the Closing Date of the Offering at a price of $0.13 per common share.

In accordance with the private placements, finder’s fees of $12,000 cash were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of two years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering were used by the Company for general ongoing corporate and working capital purposes.

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

The fair value of the warrants of $375,000 was estimated using the Black-Scholes option pricing model using the following parameters:

April 2014

Dividend yield	178.59 – 201.52%
Expected volatility	201.52%
Risk-free interest rate	1.07%
Expected average term	1 – 2 years

Year ended June 30, 2015

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

Securities are subject to a four-month hold period that expires April 11, 2015. Proceeds from the offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year.

Stub year ended December 31, 2015

There were no share issuing during the period.

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

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

The changes in share options including those granted to directors, officers and consultants during the stub year ended December 31, 2015 and year ended June 30, 2015, 2014 and 2013 are summarized as follows:

	Six Months Ended December 31, 2015		Year Ended June 30, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	4,880,000	$0.27	2,250,000	$0.11
Options granted	805,000	$0.41	4,255,000	$0.31
Expired/Cancelled	(320,000)	$0.45	-	-
Exercised	(150,000)	$0.15	(1,625,000)	$0.16
Ending Balance	5,215,000	$0.38	4,880,000	$0.27
Exercisable	4,142,500	$0.38	3,097,500	$0.19

	Year Ended June 30, 2014		Year Ended June 30, 2013
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning balance	-	-	-	-
Options granted	3,200,000	$0.11	-	-
Expired/Cancelled	(950,000)	$0.10	-	-
Ending balance	2,250,000	$0.11	-	-
Exercisable	1,650,000	$0.10	-	-

The following table summarizes information about share options outstanding and exercisable as at December 31, 2015:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.20	19-Feb-17	450,000	360,000
$0.55	15-Apr-17	230,000	192,500
$0.55	05-Jun-17	300,000	150,000
$0.45	09-Sep-17	60,000	15,000
$0.40	30-Dec-17	200,000	-
$0.10	21-Feb-19	1,000,000	1,000,000
$0.13	08-May-19	350,000	350,000
$0.10	25-Jul-19	200,000	200,000
$0.15	14-Nov-19	150,000	150,000
$0.20	18-Dec-19	800,000	800,000
$0.20	08-Jan-20	150,000	150,000
$0.45	15-May-20	200,000	100,000
$0.45	05-Jun-20	580,000	155,000
$0.45	19-Aug-20	320,000	320,000
$0.36	01-Oct-20	25,000	-
$0.40	30-Dec-20	200,000	200,000
		5,215,000	4,142,500

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

Share-based payments

Share-based payments of $630,401 were recognized during stub year ended December 31, 2015 (June 30, 2015 - $915,211: June 30, 2014 - $291,355; June 30, 2013 - $nil) for stock options granted and the vesting of options granted in the prior year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest in equal quarterly increments every six months, with 25% vesting on grant date.

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	Six Months Ended December 31, 2015	Year Ended June 30, 2015	Year Ended June 30, 2014	Year Ended June 30, 2013
Expected life	4.10	4.10	4.63	-
Volatility	172%	169%	159%	-
Dividend yield	0%	1%	0%	-
Risk-free interest rate	0.44%	1.03%	1.81%	-

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Six Months ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	6,992,542	$0.31	11,800,000	$0.33
Warrants issued	-	-	4,412,252	$0.25
Expired/Cancelled	(51,433)	$0.25	-	-
Exercised	(1,736,109)	$0.25	(9,219,710)	$0.31
Issued and exercisable	5,205,000	$0.41	6,992,542	$0.31

	Year Ended June 30, 2014		Year Ended June 30, 2013
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	8,000,000	$0.30	-	-
Warrants issued	4,050,000	$0.21	8,000,000	$0.30
Expired/Cancelled	(250,000)	$0.30	-	-
Exercised	-	-	-	-
Issued and exercisable	11,800,000	$0.33	8,000,000	$0.30

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

The following table summarizes information about share warrants outstanding and exercisable as at December 31, 2015:

		Outstanding
Expiry date	Exercise Price	December 31, 2015	June 30, 2015
December 11, 2015	$0.25	-	1,787,542
April 8, 2016	$0.13	1,300,000	1,300,000
June 12, 2016	$0.50	3,905,000	3,905,000
Issued and exercisable		5,205,000	6,992,542

The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Six Months Ended December 31, 2015	Year Ended June 30, 2015	Year Ended June 30, 2014	Year Ended June 30, 2013
Expected life, years	-	1.00	1.48	3.0
Volatility	-	179%	190%	128%
Dividend yield	-	0%	0%	0%
Risk-free interest rate	-	1.07%	1.07%	1.08%

12.

GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months ended	Year ended	Six Months ended	Year ended	Year ended
	December 31, 2015	June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2013
			(unaudited)
	$	$	$	$	$
Management and consulting fees (Note 13)	155,084	362,727	142,807	254,337	77,867
Payroll	149,034	54,665	-	-	-
Investor relations	58,024	54,334	25,000	32,500	0
Office maintenance	33,881	51,357	33,123	34,306	9,519
Legal and audit	37,587	37,806	4,415	48,862	22,547
Travel	33,961	30,441	8,150	16,109	800
Insurance	25,250	18,366	-	-	-
Seminars and conferences	14,582	23,084	-
Rent (Note 13)	20,429	48,982	18,000	18,530	38,667
Filing and registration fees	13,688	53,714	23,787	39,567	32,393
Amortization	8,513	13,900	1,946	948	-
Bank service charges	1,690	1,061	637	2,631	1,140
Foreign exchange	-	1,337	1,542	759	-
	551,723	751,774	259,407	448,549	182,933

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

13.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Six Months ended	Year ended	Six Months ended	Year ended	Year ended
	December 31, 2015	June 30, 2015	December 31, 2014	June 30, 2014	June 30, 2013
			(unaudited)
	$	$	$	$	$
Accounts payable and accrued liabilities	699	-		26,375	32,978

Expenditures:
Management and consulting fees	154,356	149,667	66,000	113,713	45,000
Professional fees	-	-	5,085	26,620	-
Share-based payments	261,196	297,073	270,500	199,123	-
Rent	-	4,500	4,500	9,530	-

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the Corporate Secretary.

Rent expenses consist of fees paid to the former CEO.

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended December 31, 2015.

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

15.

COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

December 31, 2015
$
Within 1 year	34,763
2 years	37,354
3 years	22,671
94,788

Other commitments - India sourcing agent

The Company has entered into a half-yearly contract (renewable) for sourcing product production tie-ups from authorized manufacturing entities across India, which expires in April 2016. Total future minimum charges payable under this contract are $5,000.

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

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

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

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

As at December 31, 2015, the Company’s financial liabilities were comprised of accounts payable of $246,230 (June 30, 2015 - $187,124, June 30, 2014 - $124,343).

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

d)

Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

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

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

17.

INCOME TAXES

A reconciliation of income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of comprehensive loss for six months ended December 31, 2015 and year ended June 30, 2015 is as follows:

	Six Months Ended December 31, 2015	Year Ended June 30, 2015	Year Ended June 30, 2014	Year Ended June 30, 2013
	$	$
Income (loss) before taxes	(1,190,414)	(2,200,648)	(733,946)	283,432
Statutory tax rate	26.0%	26.0%	26.0%	25.25%
Expected income tax (recovery)	(309,508)	(572,169)	(190,826)	71,560
Non-deductible items	166,482	237,955	76,352	-
Change in estimates	-	-	(2)	30,177
Loss expired	166,689	84,778	29,002	-
Change in enacted tax rate	-	-	-	(97,285)
Share issue costs	(19,205)	(2,771)	(15,487)	(14,757)
Change in deferred tax asset not recognized	(4,458)	252,207	100,961	10,305
Total income taxes expense (recovery)	-	-	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at December 31, 2015 and June 30, 2015 are comprised of the following:

	December 31, 2015	June 30, 2015	June 30, 2014
	$	$	$
Non-capital loss carry-forwards	2,715,052	2,574,735	2,496,210
Property and equipment	135,445	133,232	5,858
Intangible asset	90,639	90,639	90,639
Financing costs	50,273	69,478	23,170
	2,991,409	2,868,084	2,615,877
Deferred tax asset not recognized	2,991,409	2,868,084	2,615,877
Net deferred tax asset (liability)	-	-	-

VANC Pharmaceuticals Inc.

Notes To The Consolidated Financial Statements

For Six Months Ended December 31, 2015 and Years Ended June 30, 2015, 2014 and 2013

(Expressed In Canadian Dollars)

The Company has non-capital loss carry-forwards of approximately $10,442,959, which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year of expiry	$

2026	463,528
2027	450,897
2028	893,646
2029	859,482
2030	3,456,877
2031	1,422,631
2032	755,486
2033	236,246
2034	490,330
2035	1,413,836
TOTAL	10,442,959

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

Dated: April 29, 2016	VANC PHARMACEUTICALS INC.

By: /s/Eugene Beukman
Eugene Beukman,
Chief Financial Officer, Director