Form 20-F
period 2016-12-31
Vanc Pharmaceuticals Inc.
filed 2017-05-25
CIK 1355736

OMB APPROVAL
OMB Number: 3235-0288 Expires: July 31, 2018 Estimated average burden hours per response 2645.52

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  December 31, 2016    15,001,297 according to 7.a.2

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934  Yes  ☐     No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☐     No ☒Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer  ☐      Accelerated filer ☐      Non-Accelerated filer  ☒    Emerging growth company ☐Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP     ☐             International Financial Reporting Standards as issued                                               Other ☐

                                        by the International Accounting Standards Board              ☒If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Indicate by check mark which financial statement item the Company has elected to follow.  Item 17 ☒     Item 18 ☐If this is an annual report, indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐     No ☒

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2016 unless an earlier or later date is indicated.

SEC 1852 (01-12) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

i

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I

6

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3. KEY INFORMATION

7

ITEM 4. INFORMATION ON THE COMPANY

18

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

30

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

37

ITEM 8. FINANCIAL INFORMATION

38

ITEM 9. THE OFFER AND LISTING

40

ITEM 10. ADDITIONAL INFORMATION

41

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

49

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

49

PART II

50

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

50

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

50

ITEM 15. CONTROLS AND PROCEDURES

50

ITEM 16. RESERVED

50

PART III

52

ITEM 17. FINANCIAL STATEMENTS

52

ITEM 18. FINANCIAL STATEMENTS

52

ITEM 19. EXHIBITS

52

SIGNATURES

79

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

BUSINESS OF VANC PHARMACEUTICALS INC.

The Company is focused on the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of December 31, 2016 the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Arun Nayyar, CEO (1) 4848 Killarney St. Vancouver BC, V5R3V5	57	December 3, 2014
Eugene Beukman, CFO and Secretary (1) 1128 – 789 West Pender St. Vancouver, BC V6C 1H2, Canada	59	November 14, 2012
Bob Rai (1) 2257 128St. Surrey BC V4A 3V8, Canada	47	June 4, 2015
David Hall 2020 – 401 West Georgia St. Vancouver, BC V6B 5A1, Canada	64	January 20, 2016

(1)

Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Arun Nayyar, CEO	57	December 3, 2014
Eugene Beukman, CFO & Secretary	58	November 14, 2012

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

The Company’s Bank is the: TD Canada Trust. Its business address and telephone number are 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1P3, tel: 604-659-2070.

1.C. Auditors

ADAM SUNG KIM Ltd. performed the audit for the year ended December 31, 2016.

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

The Company year end is December 31, 2016.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”) and effective for the Company’s reporting period ended December 31, 2016.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended Dec 31, 2016	Stub Year Ended Dec 31, 2015	Year Ended Jun 30, 2015	Six Months Ended Dec 31, 2014 (unaudited)	Year Ended Jun 30, 2014	Year Ended Jun 30, 2013	Year Ended Jun 30, 2012
IFRS
Gross Revenue	2,461,933	561,344	5,713	0	0	0	83,361
Net Sales	1,013,690	150,754	5.713	0	0	0	83,361
Net Income (Loss) for the period	(2,613,904)	(1,190,414)	(2,200,648)	(571,343)	(733,946)	283,432	(306,565)
Basic Income (Loss) Per Share	(0.18)	(0.09)	(0.19)	(0.08)	(0.12)	0.08	(0.12)
Dividends Per Share		0	0	0	0	0	0
Weighted Average Shares	14,907,103	13,961,051	11,818,217	9,047,048	6,526,940	4,705,294	1,612,940
Period-end Shares	15,001,297	14,276,307	13,804.780	11,131,101	9,191,768	5,404,268	1,739,920

Working Capital	1,886,976	3,207,630	3,305,603	924,174	156,185	296,132	(1,320,984)
Sponsorship Liability	0	0	0	0	0	0	875,000
Long-Term Debt	0	0	0	0	0	29,444	0
Share Capital	16,320,006	15,775,145	15,262,357	11,595,326	10,995,282	7,943,874	7,933,288
Shareholders’ Equity (Deficit)	1,917,993	3,246,975	3,353,461	1,429,140	663,097	(436,688)	(1,321,164)
Total Assets	2,275,335	3,493,205	3,540,585	1,479,565	820,418	800,991	19,751

US GAAP
Net Loss	(2,613,904)	(1,190,414)	(2,200,648)	(571,343)	(733,946)	283,432	(306,565)
Income/(Loss) Per Share	(0.18)	(0.09)	(0.19)	(0.08)	(0.12)	0.08	(0.12)
Shareholders’ Equity (Deficit)	1,917,993	3,246,975	3,353,461	1,429,140	663,097	(436,688)	(1,321,164)
Total Assets	2,275,335	3,493,205	3,540,585	1,479,565	820,418	800,991	19,751

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of year ended December 31, 2016 and three most recent fiscal years, stub year ending December 31, 2015 and year ended June 30, 2015, and 2014, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close

March 31, 2017	0.7472	0.7412	0.7530	0.7530
February 28, 2017	0.7628	0.7535	0.7687	0.7535
January 31, 2107	0.7578	0.7452	0.7692	0.7692
December 31, 2016	0.7499	0.7387	0.7624	0.7456
November 30, 2016	0.7441	0.7386	0.7522	0.7455
October 31, 2016	0.7545	0.7463	0.7632	0.7463

Three Months Ended December 31, 2016	0.7499	0.7387	0.7624	0.7456
Three Months Ended September 30, 2016	0.7499	0.7387	0.7624	0.7456
Three Months Ended June 30, 2016	0.7760	0.7631	0.7876	0.7742
Three Months Ended March 31, 2016	0.7571	0.7449	0.7714	0.7701
Fiscal Year Ended December 31, 2016	0.7548	0.7377	0.7614	0.7448
Stub Year Ended December 31, 2015	0.7562	0.7148	0.7958	0.7225
Fiscal Year Ended June 30, 2015	0.8010	0.8002	0.8089	0.8006
Fiscal Year Ended June 30, 2014	0.9342	0.8888	0.9768	0.9367

(Source: www.bankofcanada.ca/rates/exchange/10-year-lookup/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of December 31, 2016.

Table No. 5

Capitalization and Indebtedness

As of December 31, 2016

SHAREHOLDERS’ EQUITY
Share Capital	$16,320,006
Reserve-Warrants	209,774
Reserve – Options	3,743,105
Deficit	(18,354,892)
Net Shareholders’ Equity	1,917,993
TOTAL CAPITALIZATION
Common shares issued and outstanding	15,001,297
Stock Options Outstanding:	1,460,938
Warrants Outstanding (1):	None
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

 (1) See Table 12 for exercise prices and terms of these warrants.

Year ended June 30, 2013

During the year ended June 30, 2013, the Company issued 3,664,348 shares for debt and assets. At June 30, 2013 there were 5,404,268 shares issued and outstanding.

Private placements

On June 12, 2013 the Company closed a non-brokered private placement of 2,000,000 units of the Company’s common shares at a price of $0.40 per unit for proceeds of $800,000. Each unit was exchangeable for one common share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase one additional common share of the Company for a period of 36 months at a price of $1.20 per common share in the first year, $1.60 in the second year and $2.00 in the third year. The units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants are subject to an accelerated exercise provision in the event that the shares trade more than $0.40 above the exercise price for ten consecutive trading days.

The private placement was subject to an Exchange hold period expiring October 12, 2013. As of June 30, 2013, the private placement was classified as share subscriptions. Legal fees of $850 and finders’ fees of $57,600 were charged against share capital in connection with the private placement. The fair value of the warrants issued as part of the private placement is $663,834.

Shares issued for debt

On September 7, 2012, the Company announced that the Exchange had accepted a share for debt arrangement. Debts totaling $935,300 would be settled by issuing 2,814,348 common shares to creditors at $0.20 per share. Of these shares, 2,671,875 were subjected to resale restrictions equivalent to an Exchange Tier 2 Value Security Escrow Agreement, which allowed scheduled release of shares from escrow over a three year period.

		June 30, 2013
		$	Shares

COC assignment	September 12, 2012	875,000	2,671,875
Accounts payable	September 12, 2012	20,540	43,073
Management fees	September 12, 2012	39,760	99,400
		935,300	2,814,348

Shares issued for assets

On September 17, 2012, the Company announced that the Exchange had provided acceptance of the License Agreement (“LA”) between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The LA provided the Company with the global sales, manufacturing and marketing rights, except for China and India, to Pedia-Safe Polyvitamin Drops. The Agreement provided for the payment of $170,000 by the issuance of 850,000 common shares at a deemed price of $0.20 per share. This transaction did not result in a change of control or in the creation of new insiders.

Year ended June 30, 2014

During the year ended June 30, 2014, the Company issued 850,000 shares for the acquisition of an asset, 2,000,000 shares for share subscriptions received in the year ended June 30, 2014, and 937,500 shares were issued through a private placement. At June 30, 2014, there were 36,767,075 shares issued and outstanding.

Private placements

On April 08, 2014 the Company closed a non-brokered private placement of 437,500 units of the Company at a price of $0.40 per unit for gross proceeds of $175,000. Each unit consists of one (1) common share and one transferrable share purchase warrant. Each warrant is entitle the holder thereof to purchase one additional common share for a period of twelve months from the Closing Date of the Offering at a price of $1.20 per common share. The warrants are subject to an accelerated exercise provision in the event the shares trade more than $0.40 above the exercise price for ten consecutive days.

In addition, on April 08, 2014 the Company closed a non-brokered private placement of 500,000 units of the Company at a price of $0.40 per unit for gross proceeds of $200,000. Each unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of twenty four months from the Closing Date of the Offering at a price of $0.52 per common share.

In accordance with the private placements, finder’s fees of $12,000 cash were paid in addition to the issuance of 75,000 warrants. 30,000 warrants have a life of two years and are exercisable at $0.52. The remaining 45,000 warrants have a life of one year and are exercisable at $1.20. The fair value of these warrants was measured at $47,567. Total share issue cost was $59,567.

Proceeds from the Offering were used by the Company for general ongoing corporate and working capital purposes.

The fair value of the warrants of $375,000 was estimated using the Black-Scholes option pricing model using the following parameters:

April 2014

Dividend yield	178.59 – 201.52%
Expected volatility	201.52%
Risk-free interest rate	1.07%
Expected average term	1 – 2 years

Year ended June 30, 2015

Private placements

On December 10, 2014, the Company closed a non-brokered private placement of 1,901,833 units at a price of $0.60 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $1.00. Finder’s fees of $91,287 cash were paid in addition to the issuance of 152,146 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,533.

Securities are subject to a four-month hold period that expires April 11, 2015. Proceeds from the offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year.

Stub year ended December 31, 2015

During the six months ended December 31, 2015, 37,500 shares were issued for the exercise of options, and 434,027 shares were issued for the exercise of warrants.

Year ended December 31, 2016

During the year ended December 31, 2016, 400,000 shares were issued for the exercise of options, and 325,000 shares were issued for the exercise of warrants.

On November 1, 2016, the Company consolidated all of the Company’s issued and outstanding common shares on the basis of every 4 old common shares being consolidated into 1 new common share. All figures in the consolidated financial statements and this 20-F are adjusted to reflect the 4:1 share consolidation.

Options:

The changes in share options including those granted to directors, offers and consultants during the years ended December 31, 2016 and 2015 and the years ended June 30, 2015 are summarized as follows:

	Year Ended December 31, 2016		Six Months Ended December 31, 2015		Year Ended June 30, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	1,303,750	$1.52	1,220,000	$1.08	562,500	$0.44
Options granted	672,500	$1.38	201,250	$1.64	1,063,750	$1.24
Expired/Cancelled	(115,312)	$1.51	(80,000)	$1.80	-	-
Exercised	(400,000)	$0.48	(37,500)	$0.60	406,250	$0.64
Ending Balance	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08
Exercisable	1,184,324	$1.38	1,035,625	$1.52	774,375	$0.76

The following table summarizes information about share options outstanding and exercisable as at December 31, 2016:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.80	19-Feb-17	112,500	112,500
$2.20	15-Apr-17	57,500	57,500
$2.20	05-Jun-17	75,000	75,000
$1.80	09-Sep-17	15,000	11,250
$1.60	30-Dec-17	12,500	11,261
$1.40	17-May-18	37,500	12,375
$1.40	20-Jun-18	50,000	16,500
$1.40	04-Jul-18	75,000	24,750
$1.40	18-Jul-18	12,500	4,125
$0.90	23-Aug-18	10,000	10,000
$0.72	15-Sep-18	12,500	-
$0.52	08-May-19	62,500	62,500
$0.60	14-Nov-19	37,500	37,500
$0.80	18-Dec-19	125,000	125,000
$0.80	08-Jan-20	37,500	37,500
$1.80	15-May-20	37,500	37,500
$1.80	05-Jun-20	145,000	57,500
$1.80	19-Aug-20	80,000	80,000
$1.44	01-Oct-20	6,250	6,250
$1.60	30-Dec-20	50,000	50,000
$1.40	20-Jan-21	409,688	355,313

		1,460,938	1,184,324

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Year ended December 31, 2016		Six Months ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	1,301,250	$1.24	1,748,136	$1.24	2,950,000	$1.32
Warrants issued	-	-	-	-	1,103,063	$1.00
Expired/Cancelled	(976,250)	$0.50	(12,858)	$1.00	-	-
Exercised	(325,000)	$0.52	(434,027)	$1.00	(2,304,928)	$1.24
Issued and exercisable	-	-	1,301,250	$1.64	1,748,136	$1.24

The share warrants outstanding and exercisable as at December 31, 2016 is nil.

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

The Company has no history of pre-tax profit and in the previous four years has had only limited annual revenues for each of the years it has been operating. The Company sustained operating losses for each of its fiscal years and has sustained significant accumulated operating losses. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

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

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition. There is no assurance that key personnel can be replaced with people with similar qualifications within a reasonable period of time. The Company currently carries key person insurance on any of the executives or members of the board of directors. If any or all Directors resign, there is no assurance that new Directors can be found to replace any directors who resign.

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

(c)

Otherwise acquires significant assets other than cash.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year Ended June 30,	Nature of Share Issuance		Number of Shares	Amount ($)
2001	Private Placement @	$0.34	294,119	$100,000
2002	Canadian Prospectus Offering (IPO) @	$0.68	300,000	$204,000
2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @	$0.68	37,500	$25,500
2004	Private Placement @	$0.60	86,667	$52,000
	Private Placement @	$0.80	1,550,000	$1,240,000
2005	Private Placement @	$0.40	750,000	$300,000
2006	Private Placement @	$0.20	979,000	$195,800
	Private Placement @	$0.20	275,000	$55,000
2007	Private Placement @	$0.20	357,500	$71,500
	Private Placement @	$0.40	2,000,000	$800,000
2008	Private Placement @	$0.48	500,000	$240,000
	Private Placement @	$0.60	875,000	$525,000
2009	N/A			N/A
2010	Private Placement @	$1.00	1,500,000	$1,500,000
2011	Private Placement @	$0.40	818,750	$327,500
	Private Placement @	$0.40	500,000	$200,000
2012	Private Placement @	$0.40	140,000	$56,000
2013	Private Placement @	$0.40	2,000,000	$800,000
2014	Private Placement @	$0.40	937,500	$375,000
2015	Private Placement @	$0.60	1,901,833	$1,141,100
Stub period ended December 31, 2015	N/A			N/A
31-Dec-16	N/A			N/A

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

Vancpharm’s OTC products division is primarily engaged in the marketing and sales of novel and proprietary, OTC healthcare products shown to deliver consistent and reliable results in the prevention of various chronic ailments and conditions.

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

OTC Products Portfolio

Our portfolio of OTC products are Hema-fer™ (Natural iron supplement for iron deficiency and anemia), and Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera), Cortivera-H (hydrocortisone cream) and Sennace (natural laxative for temporary relief of constipation).

HEMA-FER™

Hema-Fer™ (NPN: 80065873), a natural iron supplement, manufactured in Canada, contains 12 mg of naturally derived heme iron polypeptide supplement recommended for the prevention of anemia and iron deficiencies. Hema-Fer™ contains the highest strength of heme iron available in Canada. Hema-Fer™ provides a high absorption rate with minimal gastro intestinal side effects.

Hb Plus

The Company received Health Canada approval for Van-Fer tablets (NPN: 80070021) and capsules (NPN: 80070125). The company changed the name of this product to Hb-Plus and it contains 300 mg of Ferrous Fumarate, an iron supplement indicated for the prevention of anemia and iron deficiencies. Health Canada has asked us to revise the regulatory classification of the product and thus the new process has been initiated. The old NPNs were withdrawn. Addition of Hb-plus to our OTC product list is part of the company’s focus to develop a repertoire of iron supplement portfolio. The Company is expecting the revised approval by Q3 of 2017.

The iron supplements market in Canada is estimated to be around $75 million per annum, based on IMS Health 2015 data. The iron supplements with provincial health care coverage constitutes approximately $20 million. Ferrous Fumarate is the largest molecule of this segment with market sales of about $12 million.

CORTIVERA™, CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) are indicated for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera and Cortivera™ contains 0.5% hydrocortisone and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory. The products are made in Canada.

The hydrocortisone topical cream & ointment market in Canada is estimated to be around $14 million per year, based on IMS Health data.

CORTIVERA™-H

Health Canada has approved Cortivera™-H (NPN: 80066699), another premium topical product from VANC for minor skin irritations. Cortivera™-H has been approved for pharma care reimbursement program in the BC and QC formularies, and is in the process of getting listed in other provincial formularies. Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the treatment of minor skin irritations associated with redness, itching, dryness and scaling; rashes, eczema, insect bites, poison ivy, poison oak, poison sumac, contact Seborrheic dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.

The hydrocortisone compounding topical cream market in Canada is estimated to be around $4 million per year, based on IMS Health data.

SENNACE™

The Company added a new senna laxative product SennaceTM which contains 8.6 mg of sennosides. Company has commenced sales of Sennace from December 2016. This product has received approval for listing in BC and Quebec formulary and is in the process of listing at the other provincial formularies.

The sennosides laxative market in Canada is estimated to be around $4.5 million per year, based on IMS Health data, 2015. In addition to the above listed OTC products, the company will be adding new molecules that are at the various stages of approval with Health Canada.

Generics Product Portfolio

The Company received Notice of Compliance (NOC) from Health Canada for 41 generic molecules. These 41 molecules will comprise of 92 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada. The estimated market size for those products is $820 million based on IMS Health, 2015 source.

The status of Provincial Formulary of the Company’s products is the following:

	BC	ON	AB	QC	MB	SK
Number of molecules listed	31	28	20	29	22	17
Under Review	0	4	5	2	7	9
Non-Benefit	7	7	10	1	2	2

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Omeperazole	20 MG DR Tab	Losec™
VAN-Finasteride	5 MG Tab	Proscar™
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Bicalutamide	50 MG Tab	Casodex™
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Pantoprazole	40 MG Tab	Pantoloc™

Molecule Name	Presentations	Brand Reference
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN- Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN- Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN- Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN- Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Valacyclovir	500 MG Tab	Valtrex™

Future Product Pipeline

The Company is always looking to expand its product portfolio with strategic products which will complement our current products. A few products are currently filed with Health Canada for approval.

Sales

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in amount of $ 2,461,933 for the year ended December 31, 2016 (six months ended December 31, 2015: $561,344) Net sales were in amount of $ 1,013,690 for the year ended December 31, 2016 (six months ended December 31, 2015: $150,754) after deducting the cost of customer marketing and promotional incentives of $1,448,243 (six months ended December 31, 2015: $410,590) for the year ended December 31, 2016.

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

During the calendar year 2016 the Company continued to maintain all the provincial formulary approvals and renewals for all products in major provinces across Canada. The Company’s sales and marketing activities have continued in British Columbia, Alberta, and Ontario. We commenced our operations in Quebec in the middle of October 2017. The Company is planning the expansion of sales and marketing in the Atlantic provinces in Q3 2017. VANC OTC products division is primarily engaged in the marketing and sales of novel and proprietary OTC healthcare products shown to deliver consistent and reliable results in the prevention of various ailments and conditions.

Results of Operations for the stub year ended December 31, 2015

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in amount of $ 2,461,933 for the year ended December 31, 2016 (six months ended December 31, 2015: $561,344) Net sales were in amount of $ 1,013,690 for the year ended December 31, 2016 (six months ended December 31, 2015: $150,754) after deducting the cost of customer marketing and promotional incentives of $1,448,243 (six months ended December 31, 2015: $410,590) for the year ended December 31, 2016.

Manufacturing

The Company does not have any own manufacturing facilities and it currently relies, and expect to continue to rely, on third parties for the manufacture of products. The Company finalized the agreements for its 4 prospective OTC products to manufacture, package and delivering. Management anticipates the execution of initial sales orders in early 2016.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $663,822 for the year ended December 31, 2016 (six months ended December 31, 2015: $103,123). Which consist of sales personnel payroll cost of $329,091 for the year ended December 31, 2016; marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $105,658 for the year ended December 31, 2016, logistics and distribution cost of $161,304 for the year ended December, 2016 and sales force travel and customer relations expenses of $67,769 for the year ended December 31.

The increase in the sales personnel related costs is due to the hiring of sales force to support the commercial activity in British Columbia and Ontario. The man power was further expanded in Alberta and Quebec in Q4. The Company provides free samples of OTC products as a part of market awareness strategy. The total cost of the free samples is in the amount of $65,536 for the year ended December 31, 2016 was reported as part of marketing and advertising expense. Marketing expenses in comparable period of 2015 were mostly in relation with attending seminars and conferences.

The Company expect to incur additional expenses associated with sales and marketing activities.

General and administrative expenses

	Year ended	Six Months ended	Year ended
	December 31, 2016	December 31, 2015	June 30, 2015

	$	$	$
Management and consulting fees	242,667	155,084	362,727
Payroll	122,330	149,034	54,665
Provision for Product Returns	99,000	-	-
Investor relations	70,332	58,024	54,334
Office maintenance	55,168	33,881	51,357
Legal and audit	61,409	37,587	37,806
Travel	34,020	33,961	30,441
Insurance	34,453	25,250	18,366
Seminars and conferences	445	14,582	23,084
Rent	46,050	20,429	48,982
Filing and registration fees	62,130	13,688	53,714
Amortization	14,668	8,513	13,900
Bank service charges	1,330	1,690	1,061
Foreign exchange	(3,210)	-	1,337
	840,792	551,723	751,774

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous years.

The higher fee in management and consulting in prior 2015 comparable periods was due to a payment to a full-time CFO, who resigned in December 2015.

The higher cost in payroll during 2016 in comparison to 2015 was due to expansion in financial and regulatory departments.

Share-based compensation

Share-based compensation for the year ended December 31, 2016 was in amount of $922,922 (six months ended December 31, 2015: $630,401; year ended June 30, 2015: $915,211) and is a non-cash item that represents the allocation of the fair value of options over the vesting period.

In accordance with the option grant terms, the options granted to directors are vested immediately, that resulted in the higher share based compensation in the period of grant.

On May 31, 2016, the Company received TSX Venture Exchange approval to extend the term of 976,250 common share purchase warrants (the “Warrants”). The original term of the Warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants from $0.50 per share to $0.40 per share. In all other respects, the terms of the Warrants remained unchanged. The incremental fair value of warrant extension was estimated at $186,500 using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 0.61%, expected volatility of 75.25%-110.30%, expected option life of 0.03 year-0.56 year and the expected dividends of $nil. These warrants expired without exercise as of December 31, 2016.

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

Cash flows

Sources and Uses of Cash:

	Year ended	Six Months (stub year) ended
	December 31, 2016	December 31, 2015
	$	$
Cash used in operating activities	(2,064,090)	(1,040,392)
Cash used in investing activities	(6,340)	-
Cash provided by financing activities	362,000	453,527

Cash and Cash Equivalents	427,482	2,135,912

The funds raised during the prior period have been partially used to build the level of stock to commence the commercial operations.  The inventory balance as at end of December 31, 2016 was in amount of $1,056,287 (December 31, 2015: $1,140,853).

Cash provided by financing activities for the year ended December 31, 2016 in amount of $362,000, compared to $453,527 for the year ended December 31, 2015.

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

At December 31, 2016 the Company had working capital of $1,886,976, compared to $3,207,630 at December 31, 2015. We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, will be sufficient to finance our working capital, operational needs for at least the next 6 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

Critical Accounting Policies

The consolidated financial statements of the Company present the reporting period from January 1, 2016 to December 31, 2016. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

Changes in Significant Accounting Policies

There were no changes in the Accounting Policies during the fiscal year ended December 31, 2016.

Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years. The Company is still in the process of assessing the impact on the financial statements of these new standards:

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management.  IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted.

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

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

December 31, 2016
$
Within 1 year	38,649
2 years	3,239
41,888

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2015 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Arun Nayyar	57	CEO, Director	n/a	n/a
Eugene Beukman	59	CFO, Director and Secretary

La Jolla Capital Inc., Lincoln Mining Corporation, Moseda Technologies, Inc., Slam Exploration, Oriental Non-Ferrous Resources Development Inc., TML Ventures Inc, Brakpan Ventures Corp., Burnstone Ventures Inc., Bard Ventures Ltd, Range Energy Resources Inc., Grand Peak Capital Corp., AAN Ventures Inc.

				All Directorships
Sukhwinder (Bob) Rai	47	Director	Venturi Ventures Inc.	Director
David Hall	64	Director	RepliCel Life Sciences Inc., GLG Life Tech Corporation	Directorship

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

During the period ended December 31, 2016 Mr. Nayyar resigned as CEO, Mr. Rai was appointed as interim CEO.

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2016 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	FMV (4) Options ($)
Eugene Beukman Chief Financial Officer, Secretary(1)	2016(2) 2015(2) 2015(3) 2014(3)	Nil Nil Nil Nil	Nil Nil Nil Nil	40,950 18,000 26,380 25,200	25,000 100,000 37,500	42,890 73,200 24,990

Arun Nayyar Chief Executive Officer(1)	2016(3) 2015(4) 2014(4)	Nil Nil Nil	Nil Nil Nil	198,100 100,000 120,000	Nil Nil 337,500	Nil Nil 373,550

(1)

Consulting/management fees were paid to a consulting company owned by senior management;

(2)

Six months period (stub year) ended December 31, 2015;

(3)

Year ended  June 30;

(4)

Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2016

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Arun Nayyar, CEO, Director	Jan 20, 2016 Jun 5, 2015 Dec 18, 2014 Nov 14, 2014 Jul 25, 2014 Feb 21, 2014	210,600 232,500 91,500 27,750 21,800 120,440	150,000 @ $1.40 125,000 @ $2.20 125,000 @ $0.80 37,500 @ $0.60 50,000 @ $0.40 250,000 @ $0.40	150,000 125,000 125,000 37,500 50,000 250,000	Jan 20, 2021 Jun 05, 2020 Dec 18, 2019 Nov 14, 2019 Jul 25, 2019 Feb 21, 2019
Eugene Beukman CFO, Director.	Jan 20, 2016 Dec 30, 2015	35,100 42,890	25,000 @ $ 1.40 25,000 @ $1.60	25,000 25,000	Jan 20, 2021 Dec 30, 2020
Bob Rai, Director	Jan 20, 2016 Dec 30, 2015 Jun 5, 2015	35,100 42,890 37,200	25,000 @ $1.40 25,000 @ $1.60 20,000 @ $1.80	25,000 25,000 200,000	Jan 20, 2021 Dec 30, 2020 Jun 05, 2020
David Hall, Director	Jan 20, 2016	140,400	100,000 @ $ 1.404	100,000	Jan 20, 2021

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

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during the year ended December 31,  2016 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

The Company will pay a consulting fee in the amount of (Cdn) $18,550.00 per month to Arun Nayyar for CEO consulting services. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers. The Officers are entitled to participate in the Company’s incentive stock option plan (Exhibit 4.m). The Company will reimburse the Officers for all reasonable travelling and other out-of-pocket expenses incurred in connection with services provided to the Company. The Officers will be entitled to participate in any benefit programs established by the Company. To date, no such plans are in place.

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008), recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Bob Rai (Interim CEO, Director), Arun Nayyar (CEO, Director) and David Hall (non-management Director). The Audit Committee met four times during the year ended December 31, 2016 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D. Employees

On December 31, 2016 the company employed 8 employees, 5 Sales Representatives, 2 Regulatory Affairs and 1 Controller.

6.E. Share Ownership

Table No. 10 lists, as of December 31, 2016, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Options and Warrants exercisable in 60 days from December 31, 2016
Common	N/A	Nil	-	957,500 Options
	Total Directors/Management	-	-	957,500 Options

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2016, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement described above and attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of December 31, 2016, no shareholder held more than 5% of the Issued and Outstanding Common Shares.

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

7.A.2. Canadian Share Ownership.

On December 31, 2016, the Company’s shareholders’ list showed 15,001,297 common shares outstanding, an estimated 2,200 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 2,100 shareholders in Canada.

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

The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended	Six Months ended	Year ended
	December 31, 2016	December 31, 2015	June 30, 2015

		$	$
Accounts payable and accrued liabilities	3,275	699	-

Expenditures:
Management and consulting fees	242,667	154,356	149,667
Rent	-	-	4,500

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the Corporate Secretary.

All related party transactions were in the normal course of business operations.

Accounting Fees

For the annual statements dated December 31, 2016 the Company paid ADAM SUNG KIM Ltd. accounting fees of $24,000.

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

8.B. Significant Changes

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

 Canadian Dollars

	High	Low	Closing
Month ended Mar 31, 2017	0.255	0.23	0.255
Month ended Feb 29, 2017	0.27	0.265	0.27
Month ended Jan 31, 2017	0.28	0.265	0.265
Month ended Dec 31, 2016	0.22	0.205	0.22
Month ended Nov 30, 2016	0.27	0.22	0.22

Fiscal Quarter Ended Dec 31, 2016	0.24	0.22	0.22
Fiscal Quarter Ended Sep 30, 2016	0.33	0.28	0.26
Fiscal Quarter Ended Jun 30, 2016	0.56	0.40	0.38
Fiscal Quarter Ended Mar 31, 2016	0.480	0.325	0.405
Fiscal Quarter Ended Dec 31, 2015	0.475	0.250	0.470
Fiscal Quarter Ended Sep 30, 2015	0.485	0.330	0.400
Fiscal Quarter Ended Jun 30, 2015	0.600	0.350	0.440
Fiscal Quarter Ended Mar 31, 2015	0.940	0.150	0.520
Fiscal Quarter Ended Dec 31, 2014	0.250	0.080	0.215
Fiscal Quarter Ended Sep 30, 2014	0.160	0.070	0.080

Fiscal Year Ended December 31, 2016	0.231	0.214	0.220
Stub year Ended December 31, 2015	0.485	0.250	0.470
Fiscal Year Ended 06/30/2015	0.940	0.070	0.440
Fiscal Year Ended 06/30/2014	0.230	0.060	0.140
Fiscal Year Ended 06/30/2013	n/a	n/a	0.080
Fiscal Year Ended 06/30/2012	n/a	n/a	0.070
Fiscal Year Ended 06/30/2011	0.045	0.045	0.045

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

Table No. 12 lists, as of December 31, 2016, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year ended December 31, 2016		Six Months ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	1,301,250	$1.24	1,748,136	$1.24	2,950,000	$1.32
Warrants issued	-	-	-	-	1,103,063	$1.00
Expired/Cancelled	(976,250)	$0.50	(12,858)	$1.00	-	-
Exercised	(325,000)	$0.52	(434,027)	$1.00	(2,304,928)	$1.24
Issued and exercisable	-	-	1,301,250	$1.64	1,748,136	$1.24

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2016, there were an unlimited number of common shares authorized and 15,001,297 common shares issued and outstanding.

At December 31, 2015, there were an unlimited number of common shares authorized and 14,296,297 common shares issued and outstanding.

At June 30, 2015, there were an unlimited number of common shares authorized and 13,804,779 common shares issued and outstanding.

At June 30, 2014, there were an unlimited number of common shares authorized and 9,191,768 common shares issued and outstanding.

At June 30, 2013, there were an unlimited number of common shares authorized and 5,404,268 common shares issued and outstanding.

At June 30, 2012, there were an unlimited number of common shares authorized and 1,739,920 common shares issued and outstanding. On March 08, 2012 the Company consolidated its shares on a 10 to 1 basis

At June 30, 2011, there were an unlimited number of common shares authorized and 15,999,200 common shares issued and outstanding.

At June 30, 2010, there were an unlimited number of common shares authorized and 14,680,449 common shares issued and outstanding.

At June 30, 2009, there were an unlimited number of common shares authorized and 12,835,449 common shares issued and outstanding.

At June 30, 2008, there were an unlimited number of common shares authorized and there were 12,377,949 common shares issued and outstanding.

At June 30, 2007, there were an unlimited number of common shares authorized and there were 8,048,101 common shares issued and outstanding.

At June 30, 2006, there were an unlimited number of common shares authorized and there were 5,200,101 common shares issued and outstanding.

Effective August 19, 2005, the authorized share capital of the Company was increased to an unlimited number of common shares without par value due to changes in the British Columbia Company Act which permitted this action.

As of June 30, 2005, there were 25,000,000 common shares authorized and 3,946,101 common shares issued.

As of June 30, 2004, there were 25,000,000 common shares authorized and 3,196,101 common shares issued.

As of June 30, 2003, there were 25,000,000 common shares authorized and 612,868 common shares issued.

As of June 30, 2002, there were 25,000,000 common shares authorized and 594,118 common shares issued.

As of June 30, 2001, there were 25,000,000 common shares authorized and 294,118 common shares issued.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $3.40	29,411	$100,000
Fiscal 2002	Canadian Prospectus Offering (IPO) @$6.80	30,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $6.80	3,750	$25,500
Fiscal 2004	Private Placement @$6.00	8,666	$52,000
	Private Placement @$8.00	155,000	$1,240,000
Fiscal 2005	Private Placement @ $4.00	75,000	$300,000
Fiscal 2006	Private Placement @$2.00 Private Placement @$2.00	97,900 27,500	$195,800 $55,000
Fiscal 2007	Private Placement @$6.00 Private Placement @$4.00	35,750 200,000	$71,500 $800,000
Fiscal 2008	Private placement @ $4.80	50,000	$240,000
	Private placement @ $6.00	87,500	$525,000
Fiscal 2009	N/A	N/A	N/A
Fiscal 2010	Private placement @$10.00	150,000	1,500,000
Fiscal 2011	Private placement @$4.00 Private placement @$4.00	81,875 50,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.40	140,000	$56,000
Fiscal 2013	Private placement @$0.40	2,000,000	$800,000
Fiscal 2014	Private placement @$0.40	937,500	$375,000
Fiscal 2015	Private placement @$0.60	1,901,833	$1,141,000
Fiscal 2016	N/A	N/A	N/A

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements for the year ended December 31, was ADAM SUNG KIM Ltd. Their audit report for the year ended December 31, 2016 is included with the related consolidated financial statements in this Annual Report with their consent attached hereto as an exhibit.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Mr. David Hall and Mr. Arun Nayyar are financially literate members of the Company’s Audit Committee. Mr. Bob Rai is considered “independent” and “financially literate”, as those terms are defined in applicable securities legislation.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

During the year ended December 31, 2016, the Company’s auditors were ADAM SUNG KIM Ltd. The following table sets out the aggregate fees billed by ADAM SUNG KIM Ltd, Chartered Professional Accountants over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2016	$24,000	$Nil	$Nil	$Nil (0%)

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of ADAM SUNG KIM Ltd, Chartered Professional Accountants, is included herein immediately preceding the audited financial statements.

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the year ended December 31, 2016.

1.

Auditor’s Report, dated April 27, 2017.

2.

Consolidated Statements of Financial Position at December 31, 2016.

3.

Consolidated Statements of Comprehensive Loss for the year ended December 31, 2016.

4.

Consolidated Statements of Changes in Equity for the year ended December 31, 2016.

5.

Consolidated Statements of Cash Flows for the year ended December 31, 2016.

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
15. N/A
16. Mine Safety Disclosures – N/A

VANC Pharmaceuticals Inc.

Consolidated Financial Statements

For the year ended December 31, 2016 and 2015.

INDEPENDENT AUDITOR’S REPORT

To:

the Shareholders of

Vanc Pharmaceuticals Inc.

I have audited the accompanying consolidated financial statements of Vanc Pharmaceuticals Inc.  (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2016, and the consolidated statement of loss and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the year ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation  of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained in my audits is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2016, and its financial performance and its cash flow for the year ended December 31, 2016 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying my opinion, I draw attention to Note 1 in the consolidated financial statements which indicates that the Company has incurred losses to date.  This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2015, were audited by another auditor who expressed an unmodified opinion on those statements on April 22, 2016.

                                                                                                                                   “Adam Sung Kim Ltd.”

                                                                                                                   Chartered Professional Accountant

Burnaby, British Columbia

April 27, 2017

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

Chartered Professional Accountants

Vancouver, Canada

April 22, 2016

VANC Pharmaceuticals Inc.

Consolidated Statement of Financial Position

For the years ended December 31, 2016 and 2015

(Expressed In Canadian Dollars)

As at	Note	December 31, 2016	December 31, 2015
		$	$
ASSETS

Current Assets
Cash and cash equivalents		427,482	2,135,912
Accounts receivable	4	719,405	113,198
Prepaid expenses and deposits	5	41,144	63,897
Inventories	6	1,056,287	1,140,853
		2,244,318	3,453,860

Equipment	7	31,017	39,345

Total Assets		2,275,335	3,493,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	357,342	246,230
		357,342	246,230

SHAREHOLDERS’ EQUITY
Share Capital	9	16,320,006	15,775,145
Contributed surplus	9	3,952,879	3,212,818
Deficit		(18,354,892)	(15,740,988)
		1,917,993	3,246,975
Total Liabilities and Shareholders’ Equity		2,275,335	3,493,205

Nature of operation and going concern (Note 1)

Subsequent events (Note 18)

Approved and authorized on behalf of the Board of Directors on April 27, 2017:

            “Sukhwinder Bob Rai”

“Eugene Beukman”

Sukhwinder Bob Rai, CEO & Director

Eugene Beukman, CFO & Director

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statement of Loss and Comprehensive Loss

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

	Note	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
		$	$
Revenue
Sales		2,461,933	561,344	5,713
Customer marketing incentives		(1,448,243)	(410,590)	-
Net sales		1,013,690	150,754	5,713

Cost of Sales		710,912	64,290	2,491

Gross Profit		302,778	86,464	3,222

Expenses
Product registration and development	10	208,784	930	56,143
Selling and Marketing	11	663,822	103,123	9,858
General and administrative	12	840,792	551,723	751,774
Share-based compensation		922,922	630,401	915,211
		2,636,320	1,286,177	1,732,986
Other income (expense)
Interest income		8,480	175	126
Other income		2,952	9,124	4,999
Write-down of inventories	6	(291,794)	-	-
Impairment of intellectual property		-	-	(476,000)
		(280,362)	9,299	(470,884)

Net loss and comprehensive loss for the period		(2,613,904)	(1,190,414)	(2,200,648)

Basic and Diluted Loss Per Share		(0.18)	(0.09)	(0.19)
Weighted Average Number of Common Shares Outstanding-Basic and Diluted		14,907,103	13,961,051	11,818,217

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statement of Changes in Equity

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance, June 30, 2014	9,191,759	10,995,282	85,772	1,931,969	(12,349,926)	663,097
Issued during year ended June 30, 2015:
For cash	1,901,833	1,141,100	-	-	-	1,141,100
For exercise of options	406,250	531,060	-	(274,560)	-	256,500
For exercise of warrants	2,304,928	2,957,245	(84,267)	-	-	2,872,978
Share issuance costs	-	(362,330)	67,553	-	-	(294,777)
Share-based payments	-	-	-	915,211	-	915,211
Net loss	-	-	-	-	(2,200,648)	(2,200,648)
Balance, June 30, 2015	13,804,770	15,262,357	69,058	2,572,620	(14,550,574)	3,353,461
Issued during six months ended December 31, 2015:
For exercise of options	37,500	48,975	-	(29,475)	-	19,500
For exercise of warrants	434,027	463,813	(29,786)	-	-	434,027
Share-based payments	-	-	-	630,401	-	630,401
Net loss	-	-	--	-	(1,190,414)	(1,190,414)
Balance, December 31, 2015	14,276,297	15,775,145	39,272	3,173,546	(15,740,988)	3,246,975
Issued during year ended December 31, 2016:
For exercise of options	400,000	359,863	-	(166,863)	-	193,000
For exercise of warrants	325,000	184,998	(15,998)	-	-	169,000
Change of warrants term	-	-	186,500	-	-	186,500
Share-based payments	-	-	-	736,422	-	736,422
Net loss	-	-	-	-	(2,613,904)	(2,613,904)
Balance, December 31, 2016	15,001,297	16,320,006	209,774	3,743,105	(18,354,892)	1,917,993

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$
Operating activities
Net loss	(2,613,904)	(1,190,414)	(2,200,648)
Adjustment for the following items:
Amortization	14,668	8,513	13,900
Impairment of intellectual property	-	-	476,000
Write-down of inventories	291,794	-	-
Share-based payments	922,922	630,401	915,211

Changes in non-cash working capital items
Accounts receivable	(606,207)	(86,656)	(10,913)
Prepaid expenses and deposits	22,753	323,222	(384,619)
Inventories	(207,228)	(784,564)	(356,289)
Accounts payable and accrued liabilities	111,112	59,106	62,781
Net cash used in operating activities	(2,064,090)	(1,040,392)	(1,484,577)

Investing activities
Purchase of property and equipment	(6,340)	-	(30,846)
Net cash used in investing activities	(6,340)	-	(30,846)

Financing activities
Proceeds from private placement	-	-	1,141,100
Proceeds from exercise of options	193,000	19,502	256,500
Proceeds from exercise of warrants	169,000	434,025	2,872,978
Share issue costs	-	-	(294,777)
Repayment of promissory notes	-	-	(32,978)
Net cash provided by financing activities	362,000	453,527	3,942,823

(Decrease)/increase in cash	(1,708,430)	(586,865)	2,427,400
Cash and cash equivalents, beginning of period	2,135,912	2,722,777	295,377
Cash and cash equivalents, end of period	427,482	2,135,912	2,722,777

Cash and cash equivalents consist of:
Cash	97,372	385,912	711,277
Guaranteed investment certificates	330,110	1,750,000	2,011,500
Cash and cash equivalents	427,482	2,135,912	2,722,777

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 1128 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The financial statements have been prepared based on accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and can realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, which commenced in the last quarter of fiscal year 2015, or raise additional financing to cover ongoing cash requirements.

The financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Year Ended December 31, 2016	Six Months Ended December 31, 2015
Comprehensive loss	(2,613,904)	(1,190,414)
Deficit	(18,354,892)	(15,740,988)
Working capital	1,886,976	3,207,630

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 70% of its gross sales from four distributors for the year ended December 31, 2016. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance and basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)

Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

The Company has changed its fiscal year-end from June 30 to December 31. As such, the comparative period ended December 31, 2015 is a stub year, comprised of six months.

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

2.

BASIS OF PRESENTATION (continued)

b)

Basis of presentation (continued)

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

c)

Consistency of presentation

The Company retains the presentation and classification of items in the financial statements from the previous period; however, some items on the statement of operations and comprehensive loss were reclassified to improve the presentation of financial statements.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiary, Vanc Marine Pharmaceuticals Inc. During the reporting period the subsidiary was remained dormant with neither transactions nor balances.

d)

Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years. The Company is still in the process of assessing the impact on the financial statements of these new standards:

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management.  IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted.

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS15 is effective for reporting periods beginning on or after January 1, 2018 with early application permitted.

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

2.

BASIS OF PRESENTATION (continued)

d)

Accounting standards issued, but not yet in effective (continued)

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

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

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)

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

g)

Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti dilutive. Basic and diluted loss per share are the same for the periods presented.

h)

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

i)

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

Fair value through profit or loss

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liability

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)

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

j)

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

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

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

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)

Significant accounting estimates and judgments (continued)

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

4.

ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2016	December 31, 2015
	$	$
Trade receivables	668,917	81,854
GST receivable	48,242	26,277
Employee advances	2,246	5,067
	719,405	113,198

5.

PREPAID EXPENSESS AND DEPOSITS

The closing balance consists of the deposits for inventory purchase and prepaid expense to vendors of $26,198 (December 31, 2015: $138,976), office rent of $8,420 (December 31, 2015: $8,420) and prepaid business insurance of $6,526 (December 31, 2015: $10,708).

6.

INVENTORIES

At December 31, 2016, the Company’s inventory consists of the following:

	December 31, 2016	December 31, 2015
	$	$
Work in progress	5,987	242,415
Finished goods	1,050,300	898,438
	1,056,287	1,140,853

During the year ended December 31, 2016, the Company recorded a write-down of $291,794 (2015 - $nil) in inventory.

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

7.

EQUIPMENT

	Office Furniture and Equipment	Computer equipment	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$	$
Cost
Balance, June 30, 2015	1,702	-	36,822	24,182	62,706
Additions	-	-	-	-	-
Balance, December 31, 2015	1,702	-	36,822	24,182	62,706
Additions	369	3,898	2,074	-	6,341
Balance, December 31, 2016	2,071	3,898	38,896	24,182	69,047

Amortization
Balance, June 30, 2015	592	-	6,579	7,677	14,848
Depreciation	167	-	5,870	2,476	8,513
Balance, December 31, 2015	759	-	12,449	10,153	23,361
Additions	330	1,151	7,085	6,103	14,669
Balance, December 31, 2016	1,089	1,151	19,534	16,256	38,030

Carrying value
Balance, June 30, 2015	1,110	-	30,243	16,505	47,858
Balance, December 31, 2015	943	-	24,373	14,029	39,345
Balance, December 31, 2016	982	2,747	19,362	7,926	31,017

8.

ACCOUNTS PAYABLE AND ACCRUALS

The Company’s accounts payable and accrued costs consists of the following:

	December 31, 2016	December 31, 2015
	$	$
Trade accounts payable	100,342	111,166
Accrued liabilities	257,000	135,064
	357,342	246,230

9.

SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued: As of December 31, 2016, 15,001,297 (2015: 14,276,297) common shares were issued and outstanding.

On November 1, 2016, the Company consolidated all of the Company’s issued and outstanding common shares on the basis of every 4 old common shares being consolidated into 1 new common share. All figures in the consolidated financial statements are adjusted to reflect the 4:1 share consolidation.

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

9.

SHAREHOLDERS’ EQUITY (continued)

Issued share capital

Year ended December 31, 2016

During the year ended December 31, 2016, 400,000 shares were issued for the exercise of options, and 325,000 shares were issued for the exercise of warrants.

Stub year ended December 31, 2015

During the six months ended December 31, 2015, 37,500 shares were issued for the exercise of options, and 434,027 shares were issued for the exercise of warrants.

Year ended June 30, 2015

Private placements

On December 10, 2014, the Company closed a non-brokered private placement of 1,901,833 units at a price of $0.60 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $1.00. Finder’s fees of $91,287 cash were paid in addition to the issuance of 152,147 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,533.

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

The changes in share options including those granted to directors, officers and consultants during the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015 are summarized as follows:

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

9.

SHAREHOLDERS’ EQUITY (continued)

	Year Ended December 31, 2016		Six Months Ended December 31, 2015		Year Ended June 30, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	1,303,750	$1.52	1,220,000	$1.08	562,500	$0.44
Options granted	672,500	$1.38	201,250	$1.64	1,063,750	$1.24
Expired/Cancelled	(115,312)	$1.51	(80,000)	$1.80	-	-
Exercised	(400,000)	$0.48	(37,500)	$0.60	406,250	$0.64
Ending Balance	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08
Exercisable	1,184,324	$1.38	1,035,625	$1.52	774,375	$0.76

The following table summarizes information about share options outstanding and exercisable as at December 31, 2016:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.80	19-Feb-17	112,500	112,500
$2.20	15-Apr-17	57,500	57,500
$2.20	05-Jun-17	75,000	75,000
$1.80	09-Sep-17	15,000	11,250
$1.60	30-Dec-17	12,500	11,261
$1.40	17-May-18	37,500	12,375
$1.40	20-Jun-18	50,000	16,500
$1.40	04-Jul-18	75,000	24,750
$1.40	18-Jul-18	12,500	4,125
$0.90	23-Aug-18	10,000	10,000
$0.72	15-Sep-18	12,500	-
$0.52	08-May-19	62,500	62,500
$0.60	14-Nov-19	37,500	37,500
$0.80	18-Dec-19	125,000	125,000
$0.80	08-Jan-20	37,500	37,500
$1.80	15-May-20	37,500	37,500
$1.80	05-Jun-20	145,000	57,500
$1.80	19-Aug-20	80,000	80,000
$1.44	01-Oct-20	6,250	6,250
$1.60	30-Dec-20	50,000	50,000
$1.40	20-Jan-21	409,688	355,313

		1,460,938	1,184,324

The following table summarizes information about share options outstanding and exercisable as at December 31, 2015:

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

9.

SHAREHOLDERS’ EQUITY (continued)

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.80	19-Feb-17	112,500	90,000
$2.20	15-Apr-17	57,500	48,125
$2.20	05-Jun-17	75,000	37,500
$1.80	09-Sep-17	15,000	3,750
$1.60	30-Dec-17	50,000	-
$0.40	21-Feb-19	250,000	250,000
$0.52	08-May-19	87,500	87,500
$0.40	25-Jul-19	50,000	50,000
$0.60	14-Nov-19	37,500	37,500
$0.80	18-Dec-19	200,000	200,000
$0.80	08-Jan-20	37,500	37,500
$1.80	15-May-20	50,000	25,000
$1.80	05-Jun-20	145,000	38,750
$1.80	19-Aug-20	80,000	80,000
$1.44	01-Oct-20	6,250	-
$1.60	30-Dec-20	50,000	50,000
		1,303,750	1,035,625

Share-based payments

Share-based payments of $736,422 were recognized during stub year ended December 31, 2016 (December 31, 2015 - $630,401; June 30, 2015 - $915,211) for stock options granted and the vesting of options granted in the prior year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest in equal quarterly increments every six months, with 25% vesting on grant date.

Share-based payments for options granted and vesting was measured using the Black-Scholes option pricing model with the following weighted average parameters:

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
Expected life	2.0 – 5.00	4.10	4.10
Volatility	100% - 155%	172%	169%
Dividend yield	0%	0%	1%
Risk-free interest rate	0.47% - 0.58%	0.44%	1.03%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

9.

SHAREHOLDERS’ EQUITY (continued)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Year ended December 31, 2016		Six Months ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	1,301,250	$1.24	1,748,136	$1.24	2,950,000	$1.32
Warrants issued	-	-	-	-	1,103,063	$1.00
Expired/Cancelled	(976,250)	$0.50	(12,858)	$1.00	-	-
Exercised	(325,000)	$0.52	(434,027)	$1.00	(2,304,928)	$1.24
Issued and exercisable	-	-	1,301,250	$1.64	1,748,136	$1.24

The share warrants outstanding and exercisable as at December 31, 2016 is nil.

The following table summarizes information about share warrants outstanding and exercisable as at December 31, 2015:

		Outstanding
Expiry date	Exercise Price	December 31, 2015	June 30, 2015
December 11, 2015	$1.00	-	446,886
April 8, 2016	$0.52	325,000	325,000
June 12, 2016(Extended to December 20, 2016)	$2.00	976,250	976,250
Issued and exercisable		1,301,250	1,748,136

On May 31, 2016, the Company received TSX Venture Exchange approval to extend the term of 976,250 common share purchase warrants (the “Warrants”). The original term of the Warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the Warrants from $2.00 per share to $1.60 per share. In all other respects, the terms of the Warrants remained unchanged. The incremental fair value of warrant extension was estimated at $186,500. The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
Expected life	0.03 year - 0.56 year	-	1.00
Volatility	75.25%-110.30%	-	179%
Dividend yield	0%	-	0%
Risk-free interest rate	0.61%	-	1.07%

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

10.

PRODUCT REGISTRATION AND DEVELOPMENT

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$	$
Payroll	168,964	-	-
Product registration and licensing fees	39,820	930	56,143
	208,784	930	56,143

11.

SELLING AND MARKETING EXPENSES

	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$	$
Payroll (sales personnel)	329,091	-	-
Marketing and advertising	105,658	103,123	9,858
Distribution	161,304	-	-
Travel	67,769	-	-
	663,822	103,123	9,858

12.

GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended	Six Months ended	Year ended
	December 31, 2015	December 31, 2015	June 30, 2015

	$	$	$
Management and consulting fees (Note 13)	242,667	155,084	362,727
Payroll	122,330	149,034	54,665
Bad debts	99,000	-	-
Investor relations	70,332	58,024	54,334
Office maintenance	55,168	33,881	51,357
Legal and audit	61,409	37,587	37,806
Travel	34,020	33,961	30,441
Insurance	34,453	25,250	18,366
Seminars and conferences	445	14,582	23,084
Rent	46,050	20,429	48,982
Filing and registration fees	62,130	13,688	53,714
Amortization	14,668	8,513	13,900
Bank service charges	1,330	1,690	1,061
Foreign exchange	(3,210)	-	1,337
	840,792	551,723	751,774

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

13.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended	Six Months ended	Year ended
	December 31, 2016	December 31, 2015	June 30, 2015

		$	$
Accounts payable and accrued liabilities	3,275	699	-

Expenditures:
Management and consulting fees	242,667	154,356	149,667
Rent	-	-	4,500

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2016.

15.

COMMITMENT

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

December 31, 2016
$
Within 1 year	38,649
2 years	3,239
41,888

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

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

As at December 31, 2016, the Company’s financial liabilities were comprised of accounts payableand accrued liabilities of $357,342 (December 31, 2015 - $246,230).

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

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

VANC Pharmaceuticals Inc.

Consolidated Statement of Cash Flows

For the year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed In Canadian Dollars)

17.

INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2016 and six month ended December 31,2015:

	Year Ended December 31, 2016	Six Months Ended December 31, 2015
	$	$
Income (loss) before taxes	(2,613,904)	(1,190,414)
Statutory tax rate	26.0%	26.0%
Expected income tax (recovery)	(679,615)	(309,508)
Non-deductible items	241,475	166,482
Change in estimates	(11,699)	-
Loss expired	-	166,689
Share issue costs	-	(19,205)
Change in deferred tax asset not recognized	449,839	(4,458)
Total income taxes expense (recovery)	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Unrecognized deductible temporary differences as at December 31, 2016 and December 31, 2015 are comprised of the following.

	December 31, 2016	December 31, 2015
	$	$
Non-capital loss carry-forwards	3,170,690	2,715,052
Property and equipment	139,259	135,445
Intangible asset	90,639	90,639
Financing costs	40,777	50,273
	3,441,365	2,991,409
Deferred tax asset not recognized	3,441,365	2,991,409
Net deferred tax asset (liability)	-	-

At December 31, 2016, the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately $12,194,962 (2015: $10,442,959), expiring in various periods from 2026 to 2036.

At December 31, 2016, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

18.

SUBSEQUENT EVENTS

On January 27, 2017, the Company granted 300,000 stock options at an exercise price of $0.22 with an expiry date of January 27, 2022 to a CEO of the Company.

On January 27, 2017, the Company cancelled a total of 1,038,750 stock options.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: May 24, 2017	VANC PHARMACEUTICALS INC.

By: /s/Eugene Beukman
Eugene Beukman,
Chief Financial Officer, Director