Form 20-F
period 2017-12-31
Vanc Pharmaceuticals Inc.
filed 2018-05-15
CIK 1355736

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

For the fiscal year ended December 31, 2017

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

Suite 810 -  789 West Pender Street Vancouver, BC V6C 1H2 CANADA

Contact person: Bob Rai, Phone: (604) 687-2038 Email brai@vancpharm.com

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each className of each exchange on which registered

Not ApplicableNot Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value - Toronto Venture Stock Exchange

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  December 31, 2017    27,860,623 according to 7.a.2

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐     No ☒

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

Large accelerated filer  ☐      Accelerated filer ☐      Non-Accelerated filer  ☒    Emerging growth company ☐

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2017 unless an earlier or later date is indicated.

SEC 1852 (01-12) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 20-F ANNUAL REPORT

PART I1

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE2

ITEM 3. KEY INFORMATION2

ITEM 4. INFORMATION ON THE COMPANY13

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS18

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES26

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS35

ITEM 8. FINANCIAL INFORMATION36

ITEM 9. THE OFFER AND LISTING37

ITEM 10. ADDITIONAL INFORMATION38

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK46

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES46

PART II47

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES47

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS47

ITEM 15. CONTROLS AND PROCEDURES47

ITEM 16. RESERVED47

PART III49

ITEM 17. FINANCIAL STATEMENTS49

ITEM 18. FINANCIAL STATEMENTS49

ITEM 19. EXHIBITS49

SIGNATURES80

i

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

BUSINESS OF VANC PHARMACEUTICALS INC.

The Company is focused on the marketing and distribution of over-the-counter (“OTC”) products, behind-the-counter (“BTC”) products, generic pharmaceuticals, point-of-care devices and health technology.

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

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of December 31, 2017 and as of the date of this report the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Bob Rai, CEO 2257 128St. Surrey BC V4A 3V8, Canada	48	June 4, 2015
David Hall (1) 2020 – 401 West Georgia St. Vancouver, BC V6B 5A1, Canada	65	January 20, 2016
Alan Arnstein (1) 5 Penn Plaza 23rd Floor New York, NY, 10001, USA	50	April 20, 2017
Sherif Guorgui (1) 3544 Rebecca Street Oakville, ON L6L 5X9	42	August 15, 2017
Robert Sindelar (2) 2405 Westbrook Mall Vancouver, BC V6T 1Z3, Canada	65	March 27, 2018

(1)Member of Audit Committee

(2)Appointed on March 27, 2018

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Bob Rai, CEO	48	January 27, 2017
Dong Shim, CFO	34	February 5, 2018
Mark Kunzli, Executive Vice President	35	July 5, 2017
Leanne Ratzlaff, Corporate Secretary	41	April 11, 2018

Mr. Rai’s business functions, as CEO of the Company, included overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

Mr. Shim’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors.

Mr. Kunzli’s business functions, as Executive Vice President, include overseeing and coordinating manufacturing, product development, regulatory compliance, account management, clinical development, formulary submissions, compliance, marketing and sales of the Company.

Ms. Ratzlaff’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company.

1.B. Legal Advisors

The legal advisor for the Company is Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, BC, V6C 3L2.

The Company’s banks are Scotiabank and TD Canada Trust. Scotiabank’s business address and telephone number are Suite 10470 – 2804 Granville Street, Vancouver, British Columbia, Canada, V6H 3J5, tel: 604-668-3771. TD Canada Trust’s business address and telephone number are 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1P3, tel: 604-659-2070.

1.C. Auditors

Davidson & Company LLP performed the audit for the year ended December 31, 2017. Adam Sung Kim Ltd. performed the audit for the year ended December 31, 2016. Smythe LLP performed the audits for the six months ended December 31, 2015 and year ended June 30, 2015.

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

The Company’s year end is December 31, 2017.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”) and effective for the Company’s reporting period ended December 31, 2017.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended Dec 31, 2017	Year Ended Dec 31, 2016	Stub Year Ended Dec 31, 2015	Year Ended Jun 30, 2015	Six Months Ended Dec 31, 2014 (unaudited)	Year Ended Jun 30, 2014	Year Ended Jun 30, 2013
IFRS
Gross Revenue	1,617,083	2,461,933	561,344	5,713	0	0	0
Net Sales	537,714	1,013,690	150,754	5.713	0	0	0
Net Income (Loss) for the Period	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)	(571,343)	(733,946)	283,432
Basic Income (Loss) Per Share	(0.15)	(0.18)	(0.09)	(0.19)	(0.08)	(0.12)	0.08
Dividends Per Share	0	0	0	0	0	0	0
Weighted Average Shares	18,393,169	14,907,103	13,961,051	11,818,217	9,047,048	6,526,940	4,705,294
Period-end Shares	27,860,623	15,001,297	14,276,307	13,804.780	11,131,101	9,191,768	5,404,268

Working Capital	1,272,259	1,886,976	3,207,630	3,305,603	924,174	156,185	296,132
Sponsorship Liability	0	0	0	0	0	0	0
Long-Term Debt	0	0	0	0	0	0	29,444
Share Capital	18,340,491	16,320,006	15,775,145	15,262,357	11,595,326	10,995,282	7,943,874
Shareholders’ Equity (Deficit)	2,498,097	1,917,993	3,246,975	3,353,461	1,429,140	663,097	(436,688)
Total Assets	2,900,186	2,275,335	3,493,205	3,540,585	1,479,565	820,418	800,991

US GAAP
Net Loss	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)	(571,343)	(733,946)	283,432
Income/(Loss) Per Share	(0.15)	(0.18)	(0.09)	(0.19)	(0.08)	(0.12)	0.08
Shareholders’ Equity (Deficit)	2,498,097	1,917,993	3,246,975	3,353,461	1,429,140	663,097	(436,688)
Total Assets	2,900,186	2,275,335	3,493,205	3,540,585	1,479,565	820,418	800,991

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of year ended December 31, 2017 and three most recent fiscal years, December 31, 2016, stub year ending December 31, 2015 and year ended June 30, 2015, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

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

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close

March 31, 2018	0.7733	0.7641	0.7794	0.7756
February 28, 2018	0.7946	0.7807	0.8138	0.7807
January 31, 2018	0.8047	0.7978	0.8135	0.8135
December 31, 2017	0.7831	0.7760	0.7971	0.7971
November 30, 2017	0.7832	0.7759	0.7885	0.7759
October 31, 2017	0.7935	0.7756	0.8018	0.7756
Three Months Ended December 31, 2017	0.7867	0.7756	0.8018	0.7971
Three Months Ended September 30, 2017	0.7984	0.7703	0.8245	0.8013
Three Months Ended June 30, 2017	0.7437	0.7276	0.7706	0.7706
Three Months Ended March 31, 2017	0.7555	0.7400	0.7683	0.7513

Three Months Ended December 31, 2016	0.7499	0.7387	0.7624	0.7456
Three Months Ended September 30, 2016	0.7499	0.7387	0.7624	0.7456
Three Months Ended June 30, 2016	0.7760	0.7631	0.7876	0.7742
Three Months Ended March 31, 2016	0.7571	0.7449	0.7714	0.7701
Fiscal Year Ended December 31, 2016	0.7548	0.7377	0.7614	0.7448
Stub Year Ended December 31, 2015	0.7562	0.7148	0.7958	0.7225
Fiscal Year Ended June 30, 2015	0.8010	0.8002	0.8089	0.8006

(Source: www.bankofcanada.ca/rates/exchange/daily-exchange-rates-lookup/)

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of December 31, 2017.

Table No. 5

Capitalization and Indebtedness

As of December 31, 2017

SHAREHOLDERS’ EQUITY
Share Capital	$18,340,491
Reserve – Warrants	221,388
Reserve – Options	4,054,494
Shares to be issued	973,333
Deficit	(21,091,609)
Net Shareholders’ Equity	2,498,097
TOTAL CAPITALIZATION
Common shares issued and outstanding	27,860,623
Stock Options Outstanding:	2,420,000
Warrants Outstanding (1):	8,381,326
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

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

Year ended December 31, 2017

On June 26, 2017, the Company closed a private placement and issued 4,408,659 units at a price of $0.15 per unit for gross proceeds of $661,299.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until June 26, 2022. The Company paid finder’s fees of $7,200 in cash and issued 48,000 finder’s warrants valued at $8,210.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until June 26, 2022.

On August 3, 2017, the Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

On November 27, 2017, the Company closed a private placement and issued 4,850,000 units at a price of $0.15 per unit for gross proceeds of $727,500.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued 22,000 finder’s warrants valued at $3,404.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

On December 8, 2017, the Company issued 1,274,000 common shares related to 1,274,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $254,800.

On December 15, 2017, the Company issued 1,000,000 common shares related to 1,000,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $200,000.

Subsequent to the year ended December 31, 2017

In January and April 2018, the Company issued 2,591,500 common shares related to 2,591,500 warrants with an exercise price of $0.20 being exercised for gross proceeds of $518,300.

In February 2018, a total of 150,000 stock options were granted to an officer of the Company.  Each option can be exercised to purchase one common share of the Company at $0.35 per share for a period of 5 years.

In April 2018, a total of 200,000 stock options were granted to a director of the Company.  Each option can be exercised to purchase one common share of the Company at $0.24 per share for a period of 5 years.

On April 15, 2018, the Company issued 3,030,303 share purchase warrants entitling the holder to acquire an additional common share of the Company at a price of $0.33 per share until April 15, 2020.

On April 27, 2018, the Company issued 880,000 common shares related to the acquisition of HealthTab Inc. (“HealthTab”).

Options:

The changes in share options including those granted to directors, offers and consultants during the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Year Ended December 31, 2017		Year Ended December 31, 2016		Six Months Ended December 31, 2015
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08
Options granted	2,420,000	$0.24	672,500	$1.38	201,250	$1.64
Expired/Cancelled	(1,460,938)	$1.38	(115,312)	$1.51	(80,000)	$1.80
Exercised	-	-	(400,000)	$0.48	(37,500)	$0.60
Ending Balance	2,420,000	$0.24	1,460,938	$1.38	1,303,750	$1.52
Exercisable	1,188,750	$0.22	1,184,324	$1.38	1,035,625	$1.52

The following table summarizes information about share options outstanding and exercisable as at December 31, 2017:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.22	27-Jan-22	300,000	300,000
$0.15	20-Jul-22	150,000	150,000
$0.15	3-Aug-19	125,000	41,250
$0.15	15-Aug-22	150,000	150,000
$0.15	24-Aug-19	150,000	48,750
$0.28	20-Nov-22	150,000	150,000
$0.28	8-Dec-22	1,395,000	348,750
		2,420,000	1,188,750

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Year ended December 31, 2017		Year ended December 31, 2016	Six Months ended December 31, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	-	-	1,301,250	1.24	1,748,136	$1.24
Warrants issued	10,655,326	$0.20	-	-	-	-
Expired/Cancelled	-	-	(976,250)	$0.50	(12,858)	$1.00
Exercised	(2,274,000)	$0.20	(325,000)	$0.52	(434,027)	$1.00
Issued and exercisable	8,381,326	-	-	-	1,301,250	$1.64

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

(a)Such sale or purchase is exempt from Rule 15g-9;

(b)Prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)The purchaser has been provided an appropriate disclosure statement as to penny stock investment.

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

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab. HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year Ended June 30,	Nature of Share Issuance		Number of Shares	Amount ($)
2001	Private Placement @	$0.34	294,119	$100,000
2002	Canadian Prospectus Offering (IPO) @	$0.68	300,000	$204,000
2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @	$0.68	37,500	$25,500
2004	Private Placement @	$0.60	86,667	$52,000
	Private Placement @	$0.80	1,550,000	$1,240,000
2005	Private Placement @	$0.40	750,000	$300,000
2006	Private Placement @	$0.20	979,000	$195,800
	Private Placement @	$0.20	275,000	$55,000
2007	Private Placement @	$0.20	357,500	$71,500
	Private Placement @	$0.40	2,000,000	$800,000
2008	Private Placement @	$0.48	500,000	$240,000
	Private Placement @	$0.60	875,000	$525,000
2009	N/A			N/A
2010	Private Placement @	$1.00	1,500,000	$1,500,000
2011	Private Placement @	$0.40	818,750	$327,500
	Private Placement @	$0.40	500,000	$200,000
2012	Private Placement @	$0.40	140,000	$56,000
2013	Private Placement @	$0.40	2,000,000	$800,000
2014	Private Placement @	$0.40	937,500	$375,000
2015	Private Placement @	$0.60	1,901,833	$1,141,100
Stub period ended December 31, 2015	N/A			N/A
31-Dec-16	N/A			N/A
31-Dec-17	Private Placement @	$0.15	10,585,326	$1,587,799

4.B. Business Overview

Operations & Principal Activities

The Company was primarily involved in the manufacturing and selling of generic pharmaceutical products in 2015 through 2017. In late 2015 and into 2016, the Company began to manufacture and sell over-the-counter (OTC) products, and continues to develop this portfolio.

2017 was a transformative year for the Company, as it continued on its mission to become the partner of choice for forward-thinking pharmacies across Canada. Key personnel changes and strategic partnerships and acquisitions have positioned the Company to grow beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

The Board of Directors and Management team of the Company made the strategic decision to wind down its generic portfolio. Emerging opportunities in new healthcare sectors and the diminished ability to profit from generic sales drove this decision. The Company’s existing products and services will receive increased resources, with additional resources allocated to the development of products and services that offer unique value to pharmacists, their patients, and consumers.

The recently announced strategic partnership with Emerald in April 2018 enables the Company to compete in the emerging medical cannabis sector with a line of endocannabinoid enhancers and with the potential to distribute medical cannabis to pharmacies if that avenue of sales is legalized as a result of current industry sector dialogue with the government of Canada. The concomitant investment in the Company by Emerald further reinforces the ongoing commitment by both companies to establish a fruitful and expanding partnership in this area.

In April 2018 the Company entered into a definitive agreement to acquire the Corozon Platform (“Platform”), which is designed to provide front line community pharmacists with the knowledge and tools to implement practice change and enhance their professional service programs. It is the first online service of its kind in Canada, addressing the lack of infrastructure to support pharmacy program and service delivery.

The Platform offers a variety of functionalities including e-learning, e-commerce and potentially promotional modules. Its capabilities ideally position it to be an educational tool and, importantly, a distribution channel for a number of the Company’s products including those the company will distribute for Emerald. These capabilities ideally position it to serve as an anchor for this pillar of the business, supporting pharmacies with information and products. Closing of the acquisition is subject to customary closing conditions, including receipt of TSX Venture Exchange approval.

The completion of the acquisition of HealthTab in December 2017 allowed the Company to enter the health technology sector. HealthTab will be the core of the other pillar of the Company, focused on point of care pharmacy screening tests for consumers and patients, with the ultimate goal of empowering pharmacists and pharmaceutical companies with innovative products, services and information to optimize patient health.

HealthTab systems have already been launched with strategic community pharmacy partners in BC and Ontario. Furthermore, commitments for additional deployments have been secured and are scheduled in Q2 2018. In addition, the Company is currently in discussions with various private and public entities regarding programs utilizing the HealthTab platform for patient health monitoring.

The Emerald investment and licensing the HealthTab acquisition and the entering into of the definitive agreement for the acquisition of the Platform represent significant first steps in repositioning the Company as it evolves to be a more dominant player in providing pharmacists with products and services which empower them to be leading providers of cognitive pharmaceutical services to patients.

Generic Pharmaceutical Products

Industry Trends

The generic pharmaceutical industry in Canada has undergone a significant shift since the first provincial generic pricing policies were implemented in 2010. While Canada was determined to have the third highest rate of generic drug use and second highest per capita spending on generics among OECD countries in 2016, there has been strong downward pressure on generic prices due to pricing regulations. Allowable generic prices as a percentage of brand name price has steadily decreased, in addition to a growing list of molecules subject to price regulation by the pan-Canadian Pharmaceutical Alliance (pCPA) since 2013. In January 2018, it was announced that as of April 1, 2018 the prices of 68 of the most commonly prescribed drugs comprising 174 dosage forms would be subject to pricing of either 10% (20 molecules, 60 dosage forms) or 18% (48 molecules, 114 dosage forms).

In addition to government regulated pricing arrangements, pharmacy buying groups and banners, responsible for a large majority of generic purchasing decisions in Canada, offer an annual formulary submission process to generic manufacturers which is the functional equivalent of tendering. This leads to further compression of margins and, when combined with price regulation, has created a generic marketplace where opportunities for profitability by manufacturers are limited. As many pharmacy business models were built around revenue derived from these generic pricing negotiations with manufacturers, these recent developments have also had a direct impact on the bottom line at the pharmacy level. This has led to increased desire within the pharmacy profession to expand clinical service offerings and develop new revenue streams.

Product Portfolio

In Q4 2017, the Company participated in the Request for Proposal (RFP) process for two national pharmacy chains, submitting proposals comprising 89 DIN products and 2 NPN products. The goal of these submissions was to assess price competiveness, thus molecules were submitted on a low-margin, cost-recovery basis. If successful, the volumes generated by securing these formulary listings would have enabled the Company to work with manufacturing partners for better pricing and supply times, as well as supply other pharmacy partners. The Company was unsuccessful in securing formulary listings, with feedback indicating that non-competitive pricing and lack of unique generics were drawbacks to our submission, as well as general reluctance to accept new generic manufacturers to formulary given current industry instability.

Subsequent to the implementation of aforementioned pCPA pricing changes on April 1, 2018, 33 of the Company’s licensed products are now restricted to 10% of brand name pricing, with another 34 set at 18% of brand name. Combined with the feedback from the fall formulary submissions, management has concluded that there is limited opportunity to derive any significant profits from the Company’s current generic portfolio, and has commenced winding down supply of existing molecules. In addition, product development and regulatory work related to the agreement announced in June 2016 to file two new abbreviated new drug submissions has ceased.

With limited ongoing regulatory affairs work required, the Company has now eliminated the full-time position and transitioned to a regulatory consultant to assist the Company in transitioning its generic portfolio in a compliant and cost-effective manner. The Company is currently in discussions with its manufacturing partners to transition its licensed DINs to Dormant status and keep the agreements in place, potentially allowing the Company to resume production and capitalize on future opportunities that may arise in the marketplace, however some DINs may be cancelled if agreements cannot be secured. Current inventory will continue to be sold, however write downs of expired stock are expected throughout 2018.

Over-the-Counter Products

Management is currently reviewing the Company’s existing product portfolio to maximize profitability and growth potential, as well as assessing brand considerations with Lampyon Marketing and Creative Agency (“Lampyon”). Regulatory and market research has commenced for new products, with key opportunities identified and proposals being considered.

Hema-Fer

Hema-Fer, the Company’s flagship heme iron supplement, received an updated Class-III approval from Health Canada in Q3 2017 which included an indication for use in pregnancy. Subsequent to this development, management undertook the following initiatives to increase brand presence and market share:

•Healthcare Provider Detail Aids – Materials were redeveloped and submitted to the Pharmaceutical Advertising Advisory Board for voluntary pre-approval in Q4 2017 (approved Q2 2018).

•Hema-Fer Microsite – Completed development in Q1 2018, currently undergoing final approval and will be launched in conjunction with the Amazon webstore in Q2 2018.

•Physician Samples – Redeveloped with new packaging that halved the production cost, allowing for substantially increased presence in physician offices. Currently in production, with distribution expected to commence in Q2 2018.

•Amazon Webstore – Administrative work is complete, Q2 2018 launch is pending final approval of the Hema-Fer Microsite.

With these efforts, in addition to expanding the Company’s sales coverage using broker agreements, management expects Hema-Fer sales to continue to grow in 2018.

INSTI

The Company has an ongoing distribution agreement with the Richmond-based manufacturer of INSTI® HIV-1/HIV-2 antibody tests, BioLytical Laboratories. The agreement gives the Company an exclusivity period to distribute INSTI® tests to Canadian community pharmacies. During 2017 and 2018, the Company’s focus has been on promoting INSTI®, product launches, and helping to organize support for pharmacies who wish to carry the test. The Company has accomplished the following to date:

•The Company engaged the Platform to host a customized training module and province-specific starter kit for pharmacies offering point-of-care HIV testing;

•INSTI® tests were launched with the United Pharma Group in Ontario and Nova Scotia in December 2017;

•Lampyon was engaged to undertake rebranding and editing of all the INSTI® training documents which now includes conference cards, advertisements for pharmacies and a quick-start binder;

•A draft Professional Practice Policy (PPP) on how to provide point-of-care HIV testing in community pharmacies has been submitted for discussion to the College of Pharmacists of BC; and

•The Company is coordinating with BioLytical Laboratories for an application to have the INSTI® test covered by the federal Non-Insured Health Benefits (NIHB) Drug Benefit list.

CortiVera-H & SennAce

CortiVera-H (hydrocortisone 1%) cream and SennAce (sennosides 8.6mg) tablets are packaged in sizes designed to be sold for prescription use (454g jar and 500 tab bottle respectively). The Company continues to work towards inclusion on provincial drug formularies, with all outstanding submissions expected to be completed in Q2 2018. This is anticipated to allow for increased pharmacy sales, and the Company’s sales brokers are currently working to build sales for this product in markets where these products are currently reimbursed.

CortiVera & CortiVera Plus

The Company continues to market its CortiVera (aloe vera/hydrocortisone 0.5%) & CortiVera Plus (aloe vera hydrocortisone 1%) creams and ointments to pharmacies as premium, made in Canada products. The Company anticipates the expansion of its sales brokers agreements will result in increased sales of all 4 SKUs in 2018.

Ferrous Fumarate

The Company has received a series of Health Canada approvals for ferrous fumarate tablets and capsules, previously named Van-Fer and Hb-Plus, recently renamed in October 2017 to Van-Ferrous Fumarate tablets and FumaraFer capsules. Manufacturing was scheduled to commence in Q4 2017, with launch in Q2 2018. Upon final review prior to sign-off, it was determined that the strength of these products needed to be adjusted in order to be competitive in the marketplace. The Company engaged its regulatory consultant to file the necessary amendments in Q1 2018, and is currently awaiting a decision by Health Canada. The outcome of this decision will determine whether a product launch is viable, at which point the Company will include an update in its quarterly filings.

Endo Bliss, Endo Brain, Endo Calm, Endo Inflame, Endo Sleep

Emerald Health Bioceuticals has formulated a condition specific line based on their proprietary PhytoCann® Complex, a blend of non-cannabis phytocannabinoids, along with other proven ingredients that support the endocannabinoid system. As announced April 2018, the Company has secured a distribution agreement to market these products to Canadian pharmacies once they receive Health Canada NPNs. The submission process is underway, with expected approval in H2 2018, at which point the Company will be launching with its sales brokers.

HealthTab

The acquisition of HealthTab was finalized in Q4 2017, and work is underway to deploy systems nationally with strategic partners. the Company’s vision for the HealthTab platform significantly expands on previous delivery models, and management has established many opportunities to derive revenue from the HealthTab platform and associated data analytics. Discussions have been initiated with potential partners for funded models, with initial feedback positive and follow-up meetings scheduled. Announcements will be forthcoming once planning is complete or partnerships are established.

Sales

The Company is continually developing the sales of its generic and OTC products in Canada. The gross revenue was in amount of $1,617,083 for the year ended December 31, 2017 (2016: $2,461,933) Net sales were in amount of $537,714 for the year ended December 31, 2017 (2016: $1,013,690) after deducting the cost of customer marketing and promotional incentives of $1,079,369 (2016: $1,448,243) for the year ended December 31, 2017. There is limited effect of seasonality on the Company’s main business.

The Company has previously employed national sales directors, marketing managers responsible for doctor detailing, and sales brokers. In 2017, the position of national sales director was eliminated, and the Company has transitioned to broker agreements. The shift in focus has allowed the Company to significantly streamline its sales force and engage with sales brokers across Canada. The Company now has 7 sales representatives in Western Canada, 12 in Ontario, 18 in Quebec, and 7 in Atlantic Canada. These agreements, predominantly commission based, come at a far lower cost and provide greater coverage than the Company’s previous model utilizing national sales directors. The Company continues to have doctor detailing agents in the Greater Vancouver Regional District and Greater Toronto Area.

Manufacturing

The Company does not have any own manufacturing facilities and it currently relies, and expects to continue to rely, on third parties for the manufacture of products. The Company finalized the agreements for its 4 prospective OTC products to manufacture, package and deliver such products. The suppliers will manufacture and the Company will market and sell these new product lines under its own label. The Company is not directly involved in the sourcing of raw materials for pharmaceutical products, which is carried out by contract manufacturing partners. Historically, the Company has experienced little to no volatility caused by raw material price deviations.

4.C. Organization structure

The Company is not part of a group and has two wholly-owned subsidiaries, VANC Marine Pharmaceuticals Inc. and HealthTab Inc., each of which are incorporated in British Columbia. VANC Marine Pharmaceuticals Inc. is currently inactive.

4.D. Property, Plant and Equipment

The Company has no facilities.

The Company uses outside manufacturers for its production needs.

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited consolidated financial statements of the Company and related notes included therein.

5. A. Operating Results of the Company

Overview

In December 2015, the Company commercialized its first OTC product: Cortivera™ and Cortivera Plus™ for a wide range of minor skin irritations, allergic reactions and eczema. In March 2016, the Company launched Hema-Fer™, a premium natural iron supplement. In May 2016, the Company launched Cortivera-H, a 1% hydrocortisone cream sold in large format jars for pharmacy dispensary use. In February 2017, the Company launched SennAce, a vegetable sourced laxative also targeted for pharmacy dispensary use. In May 2017, the Company entered into an agreement with bioLytical to be the exclusive distributor to Canadian pharmacies of the INSTI HIV 1/HIV 2 Rapid Antibody Test. The Company made the decision at the end of 2017 to wind down the generic portfolio and is in the process of depleting existing inventory.

•The Company hired Mr. Mark Kunzli as Executive Vice President.  Mr. Kunzli is a double alumnus of the University of British Columbia with a Bachelor of Science in Pharmacy and an Executive MBA in Health Care from the Sauder School of Business.

•The Company appointed Mr. Sherif Guorgui to the Company’s Board of Directors.  Mr. Guorgui is a third-generation pharmacist with extensive experience in various pharmacy sectors; such as retail, specialty, regulatory, industry, government and professional affairs.

•The Company appointed Mr. Alan Arnstein to the Company’s Board of Directors. Mr. Arnstein previously worked for the Katz Group Canada where he oversaw the development of the Medicine Shoppe from 28 stores to 175 stores (corporate and franchised) before the successful sale to McKesson Canada.

•The Company appointed Dr. Robert Sindelar to the Company’s Board of Directors. Dr.  Sindelar is a Professor in the Faculty of Pharmaceutical Sciences at the University of British Columbia (UBC) and an advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC.

•The Company appointed Mr. Dong Shim as Chief Financial Officer of the Company. Mr. Shim is a member of the Chartered Professional Accountants of British Columbia and has served as an audit partner on numerous audit engagements with a mid-size firm located in Vancouver, British Columbia.

•The Company appointed Ms. Leanne Ratzlaff as Corporate Secretary of the Company. Ms. Ratzlaff has over 5 years of experience working as a Corporate Secretary for publicly-traded companies, including the management of corporate and securities compliance and corporate records management. She is a member of the Governance Professionals of Canada and is a member of the British Columbia Paralegal Association.

Results of Operations for the year ended December 31, 2017

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in amount of $1,617,083 for the year ended December 31, 2017 (2016: $2,461,933). Net sales were in amount of $537,714 for the year ended December 31, 2017 (2016: $1,013,690) after deducting the cost of customer marketing and promotional incentives of $1,079,369 (2016: $1,448,243) for the year ended December 31, 2017.

Manufacturing

The Company does not have any manufacturing facilities and it currently relies, and expects to continue to rely, on third parties for the manufacture of products.

Selling and Marketing Expenses

Selling and marketing expenses were in the amount of $696,161 for the year ended December 31, 2017 (2016: $663,822) which consist of: sales personnel payroll costs of $335,920 for the year ended December 31, 2017 (2016: $329,091); marketing and advertising costs in relation to the promotion of generics and OTC products to the market in amount of $178,058 for the year ended December 31, 2017 (2016: $105,658), logistics and distribution costs of $102,948 for the year ended December 31, 2017 (2016: $161,304) and sales force travel and customer relations expenses of $79,235 for the year ended December 31, 2017 (2016: $67,769).

The efficiencies in the Selling and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of its market awareness strategy. The Company is providing professional use only samples of the OTC products to medical doctors as part of its market awareness strategy. The total cost of the free samples is in the amount of $14,245 for the year ended December 31, 2017 and was reported as part of marketing and advertising expense.

General and administrative expenses

	Year ended	Year ended	Six Months Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	$	$	$
Management and consulting fees	192,621	242,667	155,084
Payroll	79,847	122,330	149,034
Bad debt	62,930	99,000	-
Investor relations	7,174	70,332	58,024
Office maintenance	180,984	55,168	33,881
Legal, audit and accounting	279,097	61,409	37,587
Travel	41,246	34,020	33,961
Insurance	34,573	34,453	25,250
Seminars and conferences	-	445	14,582
Rent	49,229	46,050	20,429
Filing and registration fees	74,898	62,130	13,688
Amortization	13,854	14,668	8,513
Bank service charges	2,480	1,330	1,690
Foreign exchange	3,630	(3,210)	-
	1,022,563	840,792	551,723

The decrease in payroll expenses in 2017 compared to 2016 was mainly due to the turnover of employees.  The Company designated one of its employees to a consultant in 2017.  Also, the Company hired a new interim CFO in 2017 which resulted in a significant cost savings.

The investor relations expenses in 2017 were $7,174 compared to $70,332 in 2016. The Company’s focus was on the overhaul of internal controls, systems and processes. Management believes that the investor relations contracts in 2016 were not highly effective and unnecessary at this time.

The legal fees increased significantly in 2017 as a result of the proxy fight at the 2017 Annual General Meeting.

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation for the year ended December 31, 2017 was in amount of $311,389 (2016: $922,922; six months ended December 31, 2015: $630,401) and is a non-cash item that represents the allocation of the fair value of options over the vesting period.

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

5. B. Liquidity and capital resources

Liquidity

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but have not been able to generate positive cash flows from its operating activity yet. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
	$	$
Cash used in operating activities	(1,767,296)	(2,064,090)
Cash used in investing activities	(132,552)	(6,340)
Cash provided by financing activities	2,032,099	362,000

Cash and Cash Equivalents	559,733	427,482

There is an overall cash inflow of $132,251 for the year ended December 31, 2017 compared to cash outflow of $1,708,430 for the comparable period in 2016. This improvement has been achieved through the Company closing several private placements by issuing 10,585,326 units at $0.15 per unit for gross proceeds of $1,587,799, net of share issue costs of $10,500 and the streamlining of the Company’s operations and strategic planning.

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which the Company will be commercially successful in launching its new OTC products;

-the size, cost and effectiveness of the Company’s sales and marketing program, distributions and marketing arrangements.

At December 31, 2017, the Company had working capital of $1,272,259, compared to $1,886,976 at December 31, 2016. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next 6 months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

Critical Accounting Policies

The consolidated financial statements of the Company present the reporting period from January 1, 2017 to December 31, 2017. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventory valuation, reporting of revenue recognition, useful lives of depreciable assets, intellectual property, income taxes and accounting for share-based compensation expense.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the Company’s reported financial results include inventory, revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of the Company’s annual consolidated financial statements for the year ended December 31, 2017.

Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, and quality control testing. A regular review is undertaken to determine the extent of any provision for obsolescence.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis based on contractual and historical information.

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

Significant estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

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

Income taxes

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

There were no changes in the Accounting Policies during the fiscal year ended December 31, 2017.

Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management. IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

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

5.F. Tabular disclosure of contractual obligations

The Company has entered into contracts for leased premises, which expire in 2018. In September 2017, the Company extended the lease. Total future minimum lease payments under these contracts are as follows:

December 31, 2017
$
Within 1 year	38,447
2 years	83,560
122,007

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2017 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Sukhwinder (Bob) Rai	48	CEO, Director	Venturi Ventures Inc. Emerald Health Therapeutics Inc.	Director Director
Dong Shim (1)	34	CFO	ePlay Digital Inc. Mission Ready Services Inc. Canamex Gold Corp. Arizona Silver Exploration Inc. Alset Minerals Inc. Tabu Equity Investments Inc. Body and Mind Inc.	CFO CFO CFO CFO CFO CFO Director
Mark Kunzli	35	Executive Vice President	N/A	N/A
Leanne Ratzlaff (2)	41	Corporate Secretary	N/A	N/A
David Hall	64	Director	RepliCel Life Sciences Inc.	Director
Alan Arnstein	50	Director	N/A	N/A
Sherif Guorgui	42	Director	N/A	N/A
Robert Sindelar (3)	65	Director	N/A	N/A

(1) Appointed on February 5, 2018

(2) Appointed on April 11, 2018

(3) Appointed on March 27, 2018

Mr. Bob Rai, CEO and Director is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over fifteen years of pharmaceuticals and pharmacy management experience. In addition to operating a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 15 years, he has had several successful entrepreneurial and charitable endeavors. In 1998 Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States. The online sales and distribution of prescription medicines saw unprecedented industry growth and as other operators followed suit, the unique business concept became a billion dollar industry across Canada. Mr. Rai is also Chairman and CEO of Canada Pacific Global Pharmaceuticals and Chairman of its subsidiary, PharmaCanada Inc. (www.earlycancerdetect.com). He has served as President of the Philippines Canada Trade Council (PCTC) from 2006-2007 and held the position of Vice-President from 2004-2006. As President of PCTC, he led a successful Trade Mission to Manila with endorsements from His Excellency Canadian Prime Minister Stephen Harper, Honorable Premier Gordon Campbell of British Columbia and Minister of International Trade and Industry of Canada David Emerson.

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

Mr. Dong Shim, CFO is a member of the Chartered Professional Accountants of British Columbia and has served as an audit partner on numerous audit engagements with a mid-size firm located in Vancouver, British Columbia, where he audited various publicly traded companies, primarily focusing on junior mining, oil and gas, pharmaceutical, and high-tech industries.

Mr. Mark Kunzli, Executive Vice President is a double alumnus of the University of British Columbia with a Bachelor of Science in Pharmacy and an Executive MBA in Health Care from the Sauder School of Business. During his MBA, Mr. Kunzli studied how pharmacists could use DNA to select medications more accurately.  This culminated in his role as Co-Investigator and Project Manager for the “Genomics for Precision Drug Therapy in Community Pharmacy” research project, in which community pharmacists throughout BC collected patient saliva samples for pharmacogenomic analysis.  The project received national recognition and placed pharmacists at the forefront of this emerging field.

A recipient of the 2016 Canadian Foundation for Pharmacy Wellspring Leadership Award, Mr. Kunzli is co-creator of Innovation to Application, an annual event showcasing innovative healthcare designed to bridge the gap between research and practice.  Mr. Kunzli was also recognized with the 2017 Murray Dykeman Mentorship Award from the BC Pharmacy Association for his mentorship with the Sauder School of Business’ Aboriginal Management Program, as a graduate member of the Kappa Psi pharmaceutical fraternity, and many other activities he pursues as a UBC alumnus.  Mr. Kunzli is co-author of a forthcoming publication in CMAJ Open which observed rural healthcare and found a new generation of practitioners that are working hard, but differently, and how the healthcare system as a whole needs to adapt in order to thrive.

Ms. Leanne Ratzlaff, Corporate Secretary has over 5 years of experience working as a Corporate Secretary for publicly-traded companies.  This includes the management of corporate and securities compliance and corporate records management.  She was previously a Corporate Secretary and compliance professional providing corporate secretarial, board administration and securities compliance services for a number of private and publicly traded companies in various industries. She is a member of the Governance Professionals of Canada and is a member of the British Columbia Paralegal Association.  Leanne has completed the Public Companies and Corporate Governance course at Simon Fraser University and will also be graduating with a Paralegal Diploma in the summer of 2018.

Mr. David Hall, Director is currently Chairman of RepliCel Life Sciences (“RepliCel”) and a consultant to the life sciences industry. Mr. Hall served as CEO and President of RepliCel from 2012 through 2015. He has been instrumental in diversifying RepliCel’s cell therapy programs from a single program focused on pattern baldness to three current clinical programs addressing chronic tendinosis and aging, sun damaged skin and pattern baldness as well as the development of a new dermal injector device for the delivery of cells, drugs, biologics and dermal fillers. Prior to RepliCel, Mr. Hall acted as a consultant to the government, pharma industry, biotech, eHealth and NGO’s for two years. For the prior 15 years, Mr. Hall was a business founder, CFO, CCO, Treasurer and Secretary of Angiotech Pharmaceuticals Inc. Mr. Hall is a Past Chair and board member of Life Sciences BC and current Chairman of Providence Health Care Research Institute. He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.

Mr. Alan Arnstein, Director previously worked for the Katz Group Canada where he oversaw the development of the Medicine Shoppe from 28 stores to 175 stores (corporate and franchised) before the successful sale to McKesson Canada. Mr. Arnstein also was very involved in expanding the Rexall pharmacy brand across Canada including responsibility for acquiring and consolidating independent pharmacies under the Rexall banner.  Mr. Arnstein has played and continues to play an active role in real estate projects including the leasing of the Ice District next to Rogers Place in downtown Edmonton, an estimated $5.5B project.

Mr. Sherif Guorgui, Director is a third-generation pharmacist with extensive experience in various pharmacy sectors; such as retail, specialty, regulatory, industry, government and professional affairs.  Mr. Guorgui is recognized as an individual who has played a significant role in promoting the value of pharmacists and pharmacy technicians in healthcare, and advocating for the pharmacy profession at community, provincial and international levels.

Mr. Guorgui earned his pharmacy degree from the University of Cairo in 1998.  After completing the University of Toronto’s International Pharmacy Graduates program, Mr. Guorgui has worked as a community pharmacist, managed and operated his own independent pharmacy, and been a franchise/Associate owner with Shoppers Drug Mart.  Mr. Guorgui moved into corporate roles at Shoppers Drug Mart and Rexall/PharmaPlus before joining the Ontario Pharmacists Association (“OPA”) as Vice President of Pharmacy.  In 2016, Mr. Guorgui joined United Pharma Group as CEO.  United Pharma Group is the fastest growing network of independent pharmacy owners in Canada now numbering over 90 members.

Mr. Guorgui has also served as President of the Ontario College of Pharmacists in 2011-2012.  In this role, he focused on promoting the adoption of the expanded scope of practice among pharmacists and initiated accordingly various outreach programs aimed at fostering and encouraging ongoing communication with members of the College.

Mr. Guorgui is a board member of the Canadian Foundation for Pharmacy, the Ontario Pharmacists Association and the Neighbourhood Pharmacy Association of Canada. He is an advisory board member of the Humber College Pharmacy Technician Program, and is a mentor at the University of Toronto Career Centre Information Interview program.

Mr. Robert Sindelar, Director is a Professor in the Faculty of Pharmaceutical Sciences at the University of British Columbia (UBC) and an Advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC. Dr. Sindelar is also an elected fellow International Pharmaceutical Federation, Chair of the Global Pharmacy Observatory Advisory Board of the International Pharmaceutical Federation, part-time President, Global Drug Commercialization Centre (GDCC), Chengdu, China and part time VP, GDCC Worldwide, and Member of the External Advisory Board, Trinity College Dublin, School of Pharmacy and Pharmaceutical Sciences.

Dr. Sindelar is also a past Dean of the Faculty of Pharmaceutical Sciences, UBC, President Providence Health Care Research Institute and VP Research and Academic Affairs, Providence Health Care.

Dr. Sindelar earned a B.A., Chemistry from Millikin University, a M.S. and Ph.D. in Medicinal Chemistry and Natural Products from the University of Iowa, College of Pharmacy.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2017 and previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
					Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	FMV (4) Options ($)
Sukhwinder (Bob) Rai Chief Executive Officer	2017	132,613	Nil	Nil	850,000	148,125

Dong Shim Chief Financial Officer	2017	Nil	Nil	Nil	Nil	Nil

Mark Kunzli Executive Vice President	2017	36,735	Nil	Nil	150,000	26,829

Leanne Ratzlaff Corporate Secretary	2017	Nil	Nil	Nil	Nil	Nil

Rajshkumar Padhiyar Former Chief Financial Officer	2017	Nil	Nil	Nil	Nil	Nil

Eugene Beukman Former Chief Financial Officer, Former Secretary(1)	2017 2016(2) 2015(2) 2015(3)	Nil Nil Nil Nil	Nil Nil Nil Nil	36,010 40,950 18,000 26,380	Nil Nil 25,000 100,000	Nil Nil 42,890 73,200

Arun Nayyar Former Chief Executive Officer(1)	2017 2016(3) 2015(4)	Nil Nil Nil	Nil Nil Nil	24,000 198,100 100,000	Nil Nil Nil	Nil Nil Nil

(1) Consulting/management fees were paid to a consulting company owned by senior management;

(2) Six months period (stub year) ended December 31, 2015;

(3) Year ended June 30;

(4) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2017

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Bob Rai, CEO, Director	Dec 6, 2017 Jan 27, 2017	142,159 92,857	550,000 @ $0.35 300,000 @ $0.22	137,500 300,000	Dec 6, 2022 Jan 20, 2019
Alan Arnstein, Director	Dec 6, 2017 Jul 20, 2017	6,462 23,018	25,000 @ $0.35 150,000 @ $0.15	6,250 150,000	Dec 6, 2022 Jul 20, 2022
Sherif Gourgui, Director	Dec 6, 2017 Aug 15, 2017	6,462 27,222	25,000 @ $0.35 150,000 @ $0.15	6,250 150,000	Dec 6, 2022 Aug 15, 2022
John Papastergiou, Former Director	Dec 6, 2017 Nov 15, 2017	6,462 18,636	25,000 @ $0.35 150,000 @ $0.15	6,250 150,000	Dec 6, 2022 Nov 15, 2022
David Hall, Director	Dec 6, 2017	155,082	600,000 @ $0.35	150,000	Dec 6, 2022

(1)Share-based payments for options granted were measured using the Black-Sholes option pricing model.

The following table gives certain information concerning stock option exercises during Fiscal 2017 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2017

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

6.C.2. Directors’ Service Contracts.

The Company retains its Officers as independent consultants. The Company will not be required to make contributions for employment insurance, Canada Pension, workers’ compensation or other similar levies in respect of the fee for services to be paid to the Officers. Each Officer agrees to pay all required contributions and deductions for income taxes, workers’ compensation and employment insurance and shall indemnify and save the Company harmless from and against all claims, actions, losses, expenses, costs or damages which the Company or its officers, employees or agents may suffer as a result of the Officer’s non-compliance with this requirement.

The Officer agrees to provide sufficient time and attention to the business and affairs of the Company, to advise and counsel the Board of Directors of the Company and to channel to the Company all knowledge, business and customer contacts and any other information that could concern or be in any way beneficial to the Company. All information communicated to the Company will be the property of the Company. The Officers acknowledge that each is a “person in a special relationship”, as that expression is defined in the securities laws of various provinces of Canada, and may receive material information concerning the business and affairs of the Company that has not been generally disclosed, and covenant and agree that they will not purchase or sell any securities of the Company until such information has been generally disclosed. The Company is aware that the Officers may provide services to certain other companies from time to time as disclosed above. The Officers agree that they will not provide services to any other companies without the written approval of the Company.

The Company will pay a consulting fee in the amount of (Cdn) $5,000.00 per month to Dong Shim for CFO consulting services. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers.

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

The Officers agree that they shall not engage in any activity that is contrary to or detracts from the performance of the business of the Company, will not receive any personal benefit from any party having business with the Company without the approval of the Board of Directors of the Company and, during the term of the agreement and for a period of one year afterwards, will not compete with the Company or solicit customers or employees of the Company.

The Officers may terminate their respective agreements with the Company by giving thirty (30) days written notice to the Company. The Company may waive such notice and, if it does so, such agreements will cease on the date the Company waives such notice. The Company may terminate the agreements without notice or payment in lieu of notice for breach of the agreement. The Company may terminate any agreement at its sole discretion and for any reason upon giving the Officer written notice of termination provided that the Company pays, in lieu of notice, twelve (12) months fee severance. The Company may terminate any agreement without notice or payment in lieu of notice upon a change of control of the holding company of the Officer or the death or permanent disability of the Officer. Upon termination of an agreement, the Officer will promptly return all property. Each agreement may be subject to the acceptance by TSX Venture Exchange and a refusal to do so shall not constitute a default of the Company.

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Sherif Gourgui (Director) and Alan Arnstein (Director). The Audit Committee met four times during the year ended December 31, 2017 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D. Employees

On December 31, 2017, the Company employed 9 employees, 5 Sales Representatives, 2 Regulatory Affairs, 1 Executive Vice President and 1 Chief Executive Officer.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Percent of Class	Options and Warrants exercisable in 60 days from December 31, 2017
Common	Bob Rai, CEO	333,334	1.2%	333,334 warrants 437,500 options
Common	Dong Shim, CFO	-	-	150,000 options
Common	Mark Kunzli, Executive Vice President	-	-	43,500 options
Common	Alan Arnstein, Director	-	-	156,250 options
Common	Sherif Guorgui, Director	-	-	156,250 options
Common	David Hall, Director	333,333	1.2%	333,333 warrants 150,000 options
	Total Directors/Management	666,667	2.4%	666,667 warrants 1,093,500 options

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan was filed with the 2005 Form 20-F as Exhibit 4.e.) At every Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on September 15, 2017. A copy of the amended Stock Option Plan is provided as Exhibit 4.m. It will remain in effect until the next Annual General Meeting of Shareholders.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below. The terms of the original Stock Option Plan and the major changes in the Stock Option Plan as amended in 2017 (“the 2017 Plan”) are described below and provided as Exhibit 4.m.

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

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means:

(a)Any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries;

(b)Any other person employed by a company or individual providing management services to the Company;

(c)Any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or

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

(a)Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)Under the revised 2017 Plan, options may be exercisable for a maximum of ten years from grant date;

(c)Under the revised 2017 Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

(d) Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)Options to acquire no more than an aggregate of 2% of the issued shares of  the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g)Under the revised 2017 Plan, options held by an option holder who is a director, employee, consultant or management company employee are no longer required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) Under the revised 2017 Plan, options held by an option holder who is engaged in investor relations activities are no longer required expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board of Directors on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2017, all shareholders have the same voting rights attached thereto as all other common shares of the Company except that, under the terms of the Voting Agreement attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008. As of December 31, 2017, three (3) shareholders held more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights except as described in the Voting Agreement (Exhibit 3 filed with the amended 2007 Form 20-F on December 3, 2008).

7.A.2. Canadian Share Ownership.

On December 31, 2017, the Company’s shareholders’ list showed 27,860,623 common shares outstanding, an estimated 60 registered shareholders. The Company’s transfer agent provides that there are 54 registered shareholders with Canadian addresses.

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

7.A.4. Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B. Related Party Transactions

Related party transactions are described in Note 15 to the consolidated financial statements and are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year Ended	Year Ended	Six Months Ended
	December 31, 2017	December 31, 2016	December 31, 2015

		$	$
Accounts payable and accrued liabilities	13,152	3,275	699

Expenditures:
Management and consulting fees	60,010	242,667	154,356
Salaries and benefits	132,613	-	-
Share-based compensation	280,864	-	261,196

Management and consulting fees are paid to Mr. Sukhwinder (Bob) Rai, the Chief Executive Officer for the month of January 2017, Mr. Arun Nayyar, the former Chief Executive Officer and Mr. Eugene Beukman, former Chief Financial Officer and Corporate Secretary.

Salaries and benefits are paid to Mr. Sukhwinder (Bob) Rai, the Chief Executive Officer.

Share-based compensation relates to 1,975,000 stock options granted to management and directors of the Company during the year ended December 31, 2017.

All related party transactions were in the normal course of business operations.

Accounting Fees

For the annual statements dated December 31, 2017, the Company paid Davidson & Company LLP accounting fees of $35,000.

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

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "VANC". The Company also trades on the OTCQB under the symbol “NUVPF”.

Table No. 11 lists the high, low and closing sales prices on the TSX Venture Exchange for the last five months, last seven fiscal quarters, and last five fiscal years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing
Month ended March 31, 2018	0.350	0.175	0.175
Month ended February 29, 2018	0.400	0.270	0.315
Month ended January 31, 2018	0.750	0.320	0.390
Month ended December 31, 2017	0.415	0.220	0.320
Month ended November 30, 2017	0.350	0.120	0.245

Fiscal Quarter Ended December 31, 2017	0.415	0.120	0.320
Fiscal Quarter Ended September 30, 2017	0.220	0.140	0.195
Fiscal Quarter Ended June 30, 2017	0.265	0.175	0.195
Fiscal Quarter Ended March 31, 2017	0.490	0.185	0.255
Fiscal Quarter Ended December 31, 2016	0.240	0.220	0.220
Fiscal Quarter Ended September 30, 2016	0.330	0.280	0.260
Fiscal Quarter Ended June 30, 2016	0.560	0.400	0.380

Fiscal Year Ended December 31, 2017	0.490	0.120	0.320
Fiscal Year Ended December 31, 2016	0.231	0.214	0.220
Stub year Ended December 31, 2015	0.485	0.250	0.470
Fiscal Year Ended June 30, 2015	0.940	0.070	0.440
Fiscal Year Ended June 30, 2014	0.230	0.060	0.140
Fiscal Year Ended June 30, 2013	n/a	n/a	0.080

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

Table No. 12 lists, as of December 31, 2017, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2017		Year Ended December 31, 2016		Six Months Ended December 31, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	-	-	1,301,250	$1.24	1,748,136	$1.24
Warrants issued	10,655,326	$0.20	-	-	-	-
Expired/Cancelled	-	-	(976,250)	$0.50	(12,858)	$1.00
Exercised	(2,274,000)	$0.20	(325,000)	$0.52	(434,027)	$1.00
Issued and exercisable	8,381,326	$0.20	-	-	1,301,250	$1.64

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2017, there were an unlimited number of common shares authorized and 27,860,623 common shares issued and outstanding.

At December 31, 2016, there were an unlimited number of common shares authorized and 15,001,297 common shares issued and outstanding.

At December 31, 2015, there were an unlimited number of common shares authorized and 14,276,297 common shares issued and outstanding.

At June 30, 2015, there were an unlimited number of common shares authorized and 13,804,770 common shares issued and outstanding.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $3.40	29,411	$100,000
Fiscal 2002	Canadian Prospectus Offering (IPO) @$6.80	30,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $6.80	3,750	$25,500
Fiscal 2004	Private Placement @$6.00	8,666	$52,000
	Private Placement @$8.00	155,000	$1,240,000
Fiscal 2005	Private Placement @ $4.00	75,000	$300,000
Fiscal 2006	Private Placement @$2.00 Private Placement @$2.00	97,900 27,500	$195,800 $55,000
Fiscal 2007	Private Placement @$6.00 Private Placement @$4.00	35,750 200,000	$71,500 $800,000
Fiscal 2008	Private placement @ $4.80	50,000	$240,000
	Private placement @ $6.00	87,500	$525,000
Fiscal 2009	N/A	N/A	N/A
Fiscal 2010	Private placement @$10.00	150,000	$1,500,000
Fiscal 2011	Private placement @$4.00 Private placement @$4.00	81,875 50,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.40	140,000	$56,000
Fiscal 2013	Private placement @$0.40	2,000,000	$800,000
Fiscal 2014	Private placement @$0.40	937,500	$375,000
Fiscal 2015	Private placement @$0.60	1,901,833	$1,141,000
Fiscal 2016	N/A	N/A	N/A
Fiscal 2017	Private placement @$0.15	10,585,326	$1,587,799

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

Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the Articles provide that shareholders’ meetings may be held at such place as is determined by the directors. Shareholders meetings are governed by the Articles of the Company but many important protections and procedures are contained within the BCA and the Securities Act (British Columbia) and the Securities Act (Alberta) and the respective regulations and rules thereto and the policy statements, notices and blanket orders of the respective commissions of each of British Columbia and Alberta, together with the national policy statements, and national instruments applied by the such commissions (collectively, “Applicable Canadian Securities Law”). The Articles provide that the Company will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The BCA and Applicable Canadian Securities Law superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that the Company makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by Applicable Canadian Securities Law and includes the specifics relating to disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.

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

Disposition of Common Shares:

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX Venture Exchange is a prescribed stock exchange under the Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless:

(a)  More than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties,

(b)The common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or

(c)The Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements for the year ended December 31, 2017, 2016, and six months ended December 31, 2015 and year ended June 30, 2015 was Davidson & Company LLP, Adam Sung Kim Ltd. and Smythe LLP, respectively. Their audit report for the year ended December 31, 2017, 2016, and six months ended December 31, 2015 and year ended June 30, 2015 is included with the related consolidated financial statements in this Annual Report.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Mr. David Hall is a financially literate member of the Company’s Audit Committee.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a formal code of ethics because, as a TSX Venture Exchange issuer, the Company is only required have an audit committee.

In lieu of a code of ethics, the Company has adopted the following methodology with respect to corporate governance.

The management of the Company is responsible for establishing and maintaining disclosure controls and procedures for information relating to the Company, including its consolidated subsidiaries. The Company’s management is also responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board of Directors is composed of a majority of independent directors. The Board of Directors, at present, is composed of five directors, four of which are considered to be independent except for Mr. Bob Rai who is also a senior officer. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

The Board of Directors monitors the ethical conduct of VANC and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

The Board of Directors is specifically responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals. The independent directors on the Board of Directors are also responsible for approving senior executive compensation and retirement plans.

The Board of Directors delegates to management, through the offices of Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board of Directors also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Given the relatively small composition of the Board of Directors and the Company’s management over the last several years, the Board of Directors has not appointed a corporate governance committee and these functions are currently performed by the Board of Directors as a whole.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Davidson & Company LLP during the year ended December 31, 2017 and Adam Sung Kim Ltd. during the year ended December 31, 2016. The following table sets out the aggregate fees billed by Davidson & Company LLP and Adam Sung Kim Ltd. over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2017	$35,000	$Nil	$Nil	$Nil (0%)
December 31, 2016	$24,000	$Nil	$Nil	$Nil (0%)

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

Pre-Approval Policies and Procedures

The Audit Committee has adopted an Audit Committee Charter (“Exhibit 11”) governing the provision of audit and non-audit services by the external auditor. This charter requires the Audit Committee to:

1.recommend to the Board of Directors the external auditor to be nominated by the Board of Directors and the compensation of the external auditor (see 4.1.(a) and (b), Exhibit 11) and

2.to pre-approve all non-audit services provided by the external auditor (see 4.1.(n), Exhibit 11).

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company LLP, Chartered Professional Accountants and Adam Sung Kim Ltd. is included herein immediately preceding the audited financial statements.

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

(A) Financial information

(i)Audited Consolidated Financial Statements for the year ended December 31, 2017.

1.Auditor’s Report, dated April 30, 2018.

2.Consolidated Statements of Financial Position at December 31, 2017 and 2016.

3.Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015.

4.Consolidated Statements of Changes in Equity for the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015.

5.Consolidated Statements of Cash Flows for the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015.

6.Notes to Consolidated Financial Statements.

(B)  Index to Exhibits:

1. Articles of Incorporation – Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014
2. Instruments defining the rights of holders – N/A
3. Voting trust agreements – N/A
4. Material contracts – N/A
5. N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice required by Rule 104 of Regulation BTR – N/A
11. Code of Ethics – N/A
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
15. N/A
16. Mine Safety Disclosures – N/A

VANC Pharmaceuticals Inc.

Consolidated financial statements

For the year ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

VANC Pharmaceuticals Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of VANC Pharmaceuticals Inc. (the “Entity”), which comprise the consolidated statement of financial position as of December 31, 2017, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at December 31, 2017 and its financial performance and its cash flows for the year ended December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Entity incurred a consolidated net loss of $2,736,717 during the year ended December 31, 2017.  As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Entity’s ability to continue as a going concern.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s  internal  control.  The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 15, 2018

This is our first year of service as the Entity’s auditor.

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

Burnaby, British Columbia

April 27, 2017

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF VANC PHARMACEUTICALS INC.

We have audited the accompanying consolidated financial statements of VANC Pharmaceuticals Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and June 30, 2015, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the six-month period ended December 31, 2015 and year ended June 30, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Chartered Professional Accountants

Vancouver, Canada

April 22, 2016

VANC Pharmaceuticals Inc. Consolidated Statements of Financial Position For the years ended December 31, 2017 and 2016 (Expressed in Canadian Dollars)
As at	Note	December 31, 2017	December 31, 2016
		$	$
ASSETS

Current Assets
Cash and cash equivalents		559,733	427,482
Accounts receivable	5	450,437	719,405
Prepaid expenses and deposits	6	452,953	41,144
Inventories	7	211,225	1,056,287
		1,674,348	2,244,318

Equipment	8	89,721	31,017
Intangible assets	9	1,136,117	-
Total Assets		2,900,186	2,275,335

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10	302,089	357,342
Asset acquisition liability	4	100,000	-
		402,089	357,342
SHAREHOLDERS’ EQUITY
Share capital	11	18,340,491	16,320,006
Shares to be issued	4	973,333	-
Reserves	11	4,275,882	3,952,879
Deficit		(21,091,609)	(18,354,892)
		2,498,097	1,917,993
Total Liabilities and Shareholders’ Equity		2,900,186	2,275,335

Commitments (Note 17)

Subsequent events (Note 21)

These consolidated financial statements are authorized for issuance by the Board of Directors on May 15, 2018

     “Bob Sukhwinder Rai”                                                  “David Hall”

Bob Sukhwinder Rai, Director                                        David Hall, Chairman

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

		Year Ended	Year Ended	Six Months Ended	Year Ended
	Note	December 31, 2017	December 31, 2016	December 31, 2015	June 30, 2015

		$	$	$	$
Revenue
Sales		1,617,083	2,461,933	561,344	5,713
Marketing, promotional incentives		(1,079,369)	(1,448,243)	(410,590)	-
Net sales		537,714	1,013,690	150,754	5,713

Cost of Sales		290,871	710,912	64,290	2,491

Gross Profit		246,843	302,778	86,464	3,222

Expenses
Product registration and development	12	242,303	208,784	930	56,143
Selling and marketing	13	696,161	663,822	103,123	9,858
General and administrative	14	1,022,563	840,792	551,723	751,774
Share-based compensation	11	311,389	922,922	630,401	915,211
		2,272,416	2,636,320	1,286,177	1,732,986
Other income (expense)
Finance costs		(262)	-	-	-
Interest income		-	8,480	175	126
Other income		35,095	2,952	9,124	4,990
Write-down of inventories	7	(745,977)	(291,794)	-	-
Impairment of intellectual property		-	-	-	(476,000)

Net loss and comprehensive loss for the period		(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)

Basic and Diluted Loss Per Share		(0.15)	(0.18)	(0.09)	(0.19)
Weighted Average Number of Common Shares Outstanding		18,393,169	14,907,103	13,961,051	11,818,217

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance, June 30, 2014	9,191,759	10,995,282	-	85,772	1,931,969	(12,349,926)	663,097
Issued during year ended June 30, 2015:
For cash	1,901,833	1,141,100	-	-	-	-	1,141,100
For exercise of options	406,250	531,060	-	-	(274,560)	-	256,500
For exercise of warrants	2,304,928	2,957,245	-	(84,267)	-	-	2,872,978
Share issuance costs	-	(362,330)	-	67,553	-	-	(294,777)
Share-based payments	-	-	-	-	915,211	-	915,211
Net loss	-	-	-	-	-	(2,200,648)	(2,200,648)
Balance, June 30, 2015	13,804,770	15,262,357	-	69,058	2,572,620	(14,550,574)	3,353,461
Issued during six months ended December 31, 2015:
For exercise of options	37,500	48,975	-	-	(29,475)	-	19,500
For exercise of warrants	434,027	463,813	-	(29,786)	-	-	434,027
Share-based payments	-	-	-	-	630,401	-	630,401
Net loss	-	-	-	--	-	(1,190,414)	(1,190,414)
Balance, December 31, 2015	14,276,297	15,775,145	-	39,272	3,173,546	(15,740,988)	3,246,975
Issued during year ended December 31, 2016:
For exercise of options	400,000	359,863	-	-	(166,863)	-	193,000
For exercise of warrants	325,000	184,998	-	(15,998)	-	-	169,000
Change of warrants term	-	-	-	186,500	-	-	186,500
Share-based compensation	-	-	-	-	736,422	-	736,422
Net loss	-	-	-	-	-	(2,613,904)	(2,613,904)
Balance, December 31, 2016	15,001,297	16,320,006	-	209,774	3,743,105	(18,354,892)	1,917,993
Issued during year ended December 31, 2017:
Private placements	10,585,326	1,587,799	-	-	-	-	1,587,799
Share issuance cost	-	(22,114)	-	11,614	-	-	(10,500)
Exercise of warrants	2,274,000	454,800	-	-	-	-	454,800
Acquisition of HealthTab Inc.	-	-	973,333	-	-	-	973,333
Share-based compensation	-	-	-	-	311,389	-	311,389
Net loss	-	-	-	-	-	(2,736,717)	(2,736,717)
Balance, December 31, 2017	27,860,623	18,340,491	973,333	221,388	4,054,494	(21,091,609)	2,498,097

The accompanying notes are an integral part of these financial statements

VANC Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Six Months Ended December 31, 2015	Year Ended June 30, 2015
	$	$	$	$
Operating Activities
Net loss	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)
Adjustment for the following items:
Amortization	13,854	14,668	8,513	13,900
Share-based payments	311,389	922,922	630,401	915,211
Write-down of inventories	745,977	291,794	-	-
Impairment of intellectual property	-	-	-	476,000

Changes in Non-Cash Working Capital Items
Accounts receivable	268,968	(606,207)	(86,656)	(10,913)
Prepaid expenses and deposits	(411,809)	22,753	323,222	(384,619)
Inventories	99,085	(207,228)	(784,564)	(356,289)
Accounts payable and accrued liabilities	(58,043)	111,112	59,106	62,781
Net cash used in operating activities	(1,767,296)	(2,064,090)	(1,040,392)	(1,484,577)

Investing Activities
Purchase of equipment	(3,784)	(6,340)	-	(30,846)
Acquisition, net of cash received	(128,768)	-	-	-
Net cash used in investing activities	(132,552)	(6,340)	-	(30,846)

Financing Activities
Proceeds from issuance of shares, net	1,577,299	-	-	846,323
Proceeds from exercise of options	-	193,000	19,502	256,500
Proceeds from exercise of warrants	454,800	169,000	434,025	2,872,978
Repayment of promissory notes	-	-	-	(32,978)
Net cash provided by financing activities	2,032,099	362,000	453,527	3,942,823

Increase (Decrease) in Cash	132,251	(1,708,430)	(586,865)	2,427,400
Cash and Cash Equivalents, Beginning of Period	427,482	2,135,912	2,722,777	295,377
Cash and Cash Equivalents, End of Period	559,733	427,482	2,135,912	2,722,777

Cash and Cash Equivalents Consist of:
Cash	549,678	97,372	385,912	711,277
Guaranteed Investment Certificates	10,055	330,110	1,750,000	2,011,500
Cash and cash equivalents	559,733	427,482	2,135,912	2,722,777

Supplemental cash flow information (Note 19)

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

1.  NATURE OF OPERATIONS AND GOING CONCERN

VANC Pharmaceuticals Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “NPH” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced net losses (2017 - $2,736,717) and negative operating cash flows. Operations have been funded by the issuance of share capital. This material uncertainty casts substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate profitable operations or raise additional financing to cover ongoing cash requirements.

The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
	$	$	$	$
Comprehensive loss	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)
Deficit	(21,091,609)	(18,354,892)	(15,740,988)	(14,550,574)
Working capital	1,272,259	1,886,976	3,207,630	3,305,603

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 85% of its gross sales from four distributors for the year ended December 31, 2017 (2016 - 70%, six months ended December 31, 2015 – 95%). The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.  BASIS OF PRESENTATION

a)  Statement of Compliance and basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved by the Board of Directors on May 15, 2018.

b)  Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the period presented.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(k). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)  Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company.  Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements.   Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of comprehensive loss from the date on which control commences.  Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

d)  Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurements of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. It also includes a new general hedge accounting standard which aligns hedge accounting ore closely with risk management. IFRS 9 is effective for reporting periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

IFRS 15 Revenue from contracts with customers

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations. IFRS 15 is effective for reporting periods beginning on or after January 1, 2018. Management anticipates that this standard will be adopted in the Company’s consolidated financial statements for the period beginning January 1, 2018 and will have an insignificant effect on its consolidated financial statements.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019. The Company is in the process of assessing the impact of this pronouncement. The extent of the impact has not yet been determined.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)  Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis based on contractual and historical information.

b) Foreign currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

c)  Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

d)  Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, and quality control testing. A regular review is undertaken to determine the extent of any provision for obsolescence.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

e)  Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and computer systems are amortized at 30%, and the straight-line method for leasehold improvements over the term of the lease.

f)  Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition.  Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses.  Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of intellectual property, trademarks and web domains, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

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

i)  Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the periods presented.

j)  Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

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

The Company classifies its financial instruments as follows:

Cash and equivalents	Fair value through profit or loss
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liability
Asset acquisition liability	Other financial liability

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

l)  Impairment of equipment and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in prior years. A reversal of an impairment loss is recognized as income immediately.

m)  Significant accounting estimates and judgments

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

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

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

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

4.  ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date ($66,667 paid  subsequent to December 31, 2017);

•Issue 880,000 common shares no later than 125 days after the closing date (issued);

•Issue 880,000 common shares no later than 245 days after the closing date;

•Issue 906,667 common shares no later than 365 days after the closing date;

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019; and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2019 and 2020 share issuances to be $100,000 each.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date, December 28, 2017:

$
Purchase consideration:
Cash	100,000
Asset acquisition liability	100,000
Shares to be issued	973,333
Acquisition costs	28,806
1,202,139
Net assets acquired:
Cash	38
Equipment	64,608
Intangible assets	1,140,283
Accounts payable and accrued liabilities	(2,790)
Total net assets acquired	1,202,139

5.  ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2017	December 31, 2016
	$	$
Trade receivables	425,284	668,917
GST receivable	24,995	48,242
Employee advances	158	2,246
	450,437	719,405

6.  PREPAID EXPENSES AND DEPOSITS

The closing balance consists of the deposits for inventory purchases and prepaid expense to vendors of $437,137 (2016 – 26,198), office rent of $8,420 (2016 - $8,420) and prepaid business insurance of $7,396 (2016 - $6,526).

7.  INVENTORIES

At December 31, 2017, the Company’s inventory consists of the following:

	December 31, 2017	December 31, 2016
	$	$
Work in process	39,845	5,987
Finished goods	171,380	1,050,300
	211,225	1,056,287

Inventories expensed to cost of sales during the year ended December 31, 2017 are $255,253 (2016 - $688,624). During the year ended December 31, 2017, the Company recorded a write-down of inventory of $745,977 (2016 - $291,794).

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

8.  EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
Cost	$	$	$	$	$
Balance, December 31, 2015	1,702	-	36,822	24,182	62,706
Additions	369	3,898	2,074	-	6,341
Balance, December 31, 2016	2,071	3,898	38,896	24,182	69,047
Acquired assets	1,636	62,972	-	-	64,608
Additions	3,784	-	-	-	3,784
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Accumulated Amortization
Balance, December 31, 2015	759	-	12,449	10,153	23,361
Amortization	330	1,151	7,085	6,103	14,669
Balance, December 31, 2016	1,089	1,151	19,534	16,256	38,030
Amortization	523	979	5,808	2,378	9,688
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Carrying value
As at December 31, 2016	982	2,747	19,362	7,926	31,017
As at December 31, 2017	5,879	64,740	13,554	5,548	89,721

9.  INTANGIBLE ASSETS

Cost	$
Balance, December 31, 2016	-
Acquired assets	1,140,283
Balance, December 31, 2017	1,140,283

Accumulated Amortization
Balance, December 31, 2016	-
Amortization	4,166
Balance, December 31, 2017	4,166

Carrying value
As at December 31, 2016	-
As at December 31, 2017	1,136,117

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consists of the following:

	December 31, 2017	December 31, 2016
	$	$
Trade accounts payable	160,249	100,342
Accrued liabilities	141,840	257,000
	302,089	357,342

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

11. SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

On June 26, 2017, the Company closed a private placement and issued 4,408,659 units at a price of $0.15 per unit for gross proceeds of $661,299.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until June 26, 2022. The Company paid finder’s fees of $7,200 in cash and issued 48,000 finder’s warrants valued at $8,210.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until June 26, 2022.

On August 3, 2017, the Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

On November 27, 2017, the Company closed a private placement and issued 4,850,000 units at a price of $0.15 per unit for gross proceeds of $727,500.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022. The Company paid finder’s fees of $3,300 in cash and issued 22,000 finder’s warrants valued at $3,404.  The finder’s warrants are exercisable to purchase one common share of the Company at $0.20 per share until November 27, 2022.

On December 8, 2017, the Company issued 2,274,000 common shares related to 2,274,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $454,800.

During the year ended December 31, 2016, the Company issued 400,000 common shares related to the exercise of options for gross proceeds of $193,000 and 325,000 common shares were issued related to the exercise of warrants for gross proceeds of $169,000.

During the six months ended December 31, 2015, 37,500 shares were issued for the exercise of options, and 434,027 shares were issued for the exercise of warrants.

On December 10, 2014, the Company closed a non-brokered private placement of 1,901,833 units at price of $0.60 per unit for gross proceeds of $1,141,100. Each unit consists of one common share and one-half of one transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share on or before December 10, 2015 at a price of $1.00. Finder’s fees of $91,287 cash were paid in addition to the issuance of 152,147 warrants. The fair value of the warrants issued to agents was estimated using the Black-Scholes option pricing model and amounted to $67,533.

Additional share issue costs totaling $203,490 were incurred relating to options and warrants exercised for the year ended June 30, 2015.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three month period.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

The changes in share options including those granted to directors, officers, employees and consultants during year ended December 31, 2017 and 2016 are summarized as follows:

	Year ended December 31, 2017		Year ended December 31, 2016		Six months ended December 31, 2015		Year ended June 30, 2015
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08	562,500	$0.44
Options granted	2,420,000	$0.24	672,500	$1.38	201,250	$1.64	1,063,750	$1.24
Expired/Cancelled	(1,460,938)	$1.38	(115,312)	$1.51	(80,000)	$1.80	-	-
Exercised	-	-	(400,000)	$0.48	(37,500)	$0.60	(406,250)	$0.64
Ending balance	2,420,000	$0.24	1,460,938	$1.38	1,303,750	$1.52	1,220,000	$1.08
Exercisable	1,188,750	$0.22	1,184,324	$1.38	1,035,625	$1.52	774,375	$0.76

The following table summarizes information about share options outstanding and exercisable as at December 31, 2017:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.22	January 27, 2022	300,000	300,000
$0.15	July 20, 2022	150,000	150,000
$0.15	August 3, 2019	125,000	41,250
$0.15	August 15, 2022	150,000	150,000
$0.15	August 24, 2019	150,000	48,750
$0.28	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,395,000	348,750
		2,420,000	1,188,750

Share-based compensation

Share-based compensation of $311,389 were recognized during the year ended December 31, 2017 (2016 - $736,422, six months ended December 31, 2015 - $630,401, year ended June 30, 2015 – 915,211) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Expected life	2.0 – 5.0 years	2.0 – 5.0 years	4.1 years	4.1 years
Volatility	148% - 164%	100% - 155%	172%	169%
Dividend yield	0%	0%	0%	1%
Risk-free interest rate	1.23% - 1.69%	0.47% - 0.58%	0.44%	1.03%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2017		Year ended December 31, 2016		Six months ended December 31, 2015		Year ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	-	-	1,301,250	$1.24	1,748,135	$1.24	2,950,000	$1.32
Warrants issued	10,655,326	$0.20	-	-	-	-	1,103,063	$1.00
Expired/Cancelled	-	-	(976,250)	$0.50	(12,858)	$1.00	-	-
Exercised	(2,274,000)	$0.20	(325,000)	$0.52	(434,027)	$1.00	(2,304,928)	$1.24
Outstanding	8,381,326	$0.20	-	-	1,301,250	$1.64	1,748,135	$1.24

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2017:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	2,182,659
$0.20	August 3, 2022	1,326,667
$0.20	November 27, 2022	4,872,000
		8,381,326

The fair value of the 70,000 finder’s warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
Expected life	5.0 years	-	-	1.0 years
Volatility	154% - 159%	-	-	179%
Dividend yield	0%	-	-	0%
Risk-free interest rate	1.15% - 1.62%	-	-	1.07%

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

On May 31, 2016, the Company received approval to extend the term of 976,250 common share purchase warrants. The warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20, 2016, and amended the exercise price of the warrants from $2.00 per share to $1.60 per share. The incremental fair value of warrant extension was estimated at $186,500. The fair value of each warrant was estimated as at the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Year ended December 31, 2016
Expected life	0.03 – 0.56 years
Volatility	75% - 110%
Dividend yield	0%
Risk-free interest rate	0.61%

12.  PRODUCT REGISTRATION AND DEVELOPMENT

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Payroll	126,859	168,964	-	-
Product registration and licensing fees	115,444	39,820	930	56,143
	242,303	208,784	930	56,143

13.  SELLING AND MARKETING EXPENSES

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Payroll (sales personnel)	335,920	329,091	-	-
Marketing and advertising	178,058	105,658	103,123	9,858
Distribution	102,948	161,304	-	-
Travel	79,235	67,769	-	-
	696,161	663,822	103,123	9,858

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

14. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Management and consulting fees (Note 15)	192,621	242,667	155,084	362,727
Payroll	79,847	122,330	149,034	54,665
Bad debt	62,930	99,000	-	-
Investor relations	7,174	70,332	58,024	54,334
Office maintenance	180,984	55,168	33,881	51,357
Legal, audit and accounting	279,097	61,409	37,587	37,806
Travel	41,246	34,020	33,961	30,441
Insurance	34,573	34,453	25,250	18,366
Seminars and conferences	-	445	14,582	23,084
Rent	49,229	46,050	20,429	48,982
Filing and registration fees	74,898	62,130	13,688	53,714
Amortization	13,854	14,668	8,513	13,900
Bank service charges	2,480	1,330	1,690	1,061
Foreign exchange	3,630	(3,210)	-	1,337
	1,022,563	840,792	551,723	751,774

15. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended December 31, 2017	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
	$	$	$	$
Management and consulting fees	60,010	242,667	154,356	149,667
Rent	-	-	-	4,500
Salaries and benefits	132,613	-	-	-
Share-based compensation	280,864	-	-	-
	473,487	242,667	154,356	154,167

As at December 31, 2017, there was $13,152 (2016 - $3,275) due to related parties included in accounts payable and accrued liabilities.

16.  CAPITAL DISCLOSURES

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

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2017.

17. COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018.  In September 2017, the Company extended the lease.  Total future minimum lease payments under these contracts are as follows:

December 31, 2017
$
Within 1 year	38,447
2 years	83,560
122,007

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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

Approximately 35% of trade receivables are due from one customer at December 31, 2017 (2016 – 35% from one customer).

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

Pursuant to their collective terms, accounts receivable were aged as follows:

	December 31, 2017	December 31, 2016
	$	$
Current	251,693	245,071
0 – 30 days past due	23,062	242,250
31 – 60 days past due	7,055	25,119
61 – 90 days past due	15,387	31,837
Over 90 days past due	128,087	124,640
	425,284	668,917

As at December 31, 2017, the allowance for doubtful accounts receivable was $59,045 (2016 – $99,000).

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

As at December 31, 2017, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $302,089 (2016 - $357,342) and asset acquisition liability of $100,000 (2016 - $Nil).

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

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

d) Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, accrued liabilities and asset acquisition liability carrying amounts approximate fair value due to their short-term maturity;

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

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

19. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Cash paid for interest	-	-	-	-
Cash paid for income taxes	-	-	-	-
	-	-	-	-

On April 26, 2017, the Company issued a total of 70,000 finder’s warrants with a fair value of $11,614 (Note 11).

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab through shares to be issued of $973,333 and an asset acquisition liability of $100,000 (Note 4).

During the year ended December 31, 2017, the Company wrote-off inventory in the amount of $745,977 (2016 - $291,794, six months ended December 31, 2015 - $Nil, year ended June 30, 2015 - $Nil).

On December 10, 2014, the Company issued a total of 152,147 finder’s warrants with a fair value of $67,533 (Note 11).

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

During the year ended June 30, 2015, the Company recognized an impairment of intellectual property in the amount of $476,000.

20. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2017 and 2016, six months ended December 31, 2015 and year ended June 30, 2015:

	Year ended December 31,		Six months ended December 31,	Year ended June 30,
	2017	2016	2015	2015
	$	$	$	$
Net loss before taxes	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)
Statutory tax rate	26.0%	26.0%	26.0%	26.0%
Expected income tax (recovery)	(711,546)	(679,615)	(309,508)	(572,169)
Non-deductible items	84,637	241,475	166,482	237,955
Change in estimates	(768)	(11,699)	-	-
Share issue costs	(2,730)	-	(19,205)	(2,771)
Loss expired	-	-	166,689	84,778
Change in statutory rates and other	(155,379)	-	-	-
Change in deferred tax asset not recognized	785,786	449,839	(4,458)	252,207
	-	-	-	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Unrecognized deductible temporary differences as at December 31, 2017 and 2016 are comprised of the following:

	Year ended December 31,
	2017	2016
	$	$
Non-capital loss carry-forwards	3,959,367	3,170,690
Property and equipment	147,189	139,259
Intangible asset	94,126	90,639
Financing costs	26,469	40,777
	4,227,151	3,441,365
Deferred tax asset not recognized	4,227,151	3,441,365
Net deferred tax asset (liability)	-	-

21. SUBSEQUENT EVENTS

In January and April 2018, the Company issued 2,591,500 common shares related to 2,591,500 warrants with an exercise price of $0.20 being exercised for gross proceeds of $518,300.

In February 2018, a total of 150,000 stock options were granted to an officer of the Company.  Each option can be exercised to purchase one common share of the Company at $0.35 per share for a period of 5 years.

In April 2018, a total of 200,000 stock options were granted to a director of the Company.  Each option can be exercised to purchase one common share of the Company at $0.24 per share for a period of 5 years.

On April 15, 2018, the Company issued 3,030,303 share purchase warrants entitling the holder to acquire an additional common share of the Company at a price of $0.33 per share until April 15, 2020.

VANC Pharmaceuticals Inc.                                                                                  Table of contents

Notes to Financial Statements

For the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015

(Expressed in Canadian Dollars)

On April 27, 2018, the Company issued 880,000 common shares related to the acquisition of HealthTab (Note 4).

In April 2018, the Company entered into an agreement with Corozon Consulting Corporation to acquire the Corozon Platform. The purchase price consists of $50,000 and issuance of 909,090 common shares. This acquisition is subject to approval from the Exchange.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: May 15, 2018	VANC PHARMACEUTICALS INC.

By: /s/Dong Shim
Dong Shim,
Chief Financial Officer