Form 20-F/A
period 2017-12-31
Vanc Pharmaceuticals Inc.
filed 2018-06-19
CIK 1355736

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F/A Amendment No. 1

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

Large accelerated filer  ☐      Accelerated filer ☐      Non-Accelerated filer  ☒    Emerging growth company ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required  to submit and post such files.)   Yes   ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer   ☐      Accelerated filer ☐      Non-Accelerated filer   ☒    Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F/A is as at December 31, 2017 unless an earlier or later date is indicated.

FORM 20-F/A ANNUAL REPORT

PART I

1

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2

ITEM 3. KEY INFORMATION

2

ITEM 4. INFORMATION ON THE COMPANY

12

ITEM 4A UNRESOLVED STAFF COMMENTS

17

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

27

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

35

ITEM 8. FINANCIAL INFORMATION

37

ITEM 9. THE OFFER AND LISTING

38

ITEM 10. ADDITIONAL INFORMATION

39

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

47

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

47

PART II

48

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

48

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

48

ITEM 15. CONTROLS AND PROCEDURES

48

ITEM 16. RESERVED

49

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

49

ITEM 16B. CODE OF ETHICS

49

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

50

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

50

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

50

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

51

ITEM 16G. CORPORATE GOVERNANCE

51

ITEM 16H.  MINE SAFETY DISCLOSURE

51

PART III

52

ITEM 17. FINANCIAL STATEMENTS

52

ITEM 18. FINANCIAL STATEMENTS

52

ITEM 19. EXHIBITS

52

SIGNATURES

83

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Annual Report on Form 20-F/A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review of Prospects”. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

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

iii

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

(1)

Member of Audit Committee

(2)

Appointed on March 27, 2018

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

On November 1, 2016, the Company consolidated all of the Company’s issued and outstanding common shares on the basis of every 4 old common shares being consolidated into 1 new common share. All figures in the consolidated financial statements and this 20-F/A are adjusted to reflect the 4:1 share consolidation.

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

Hema-Fer

Hema-Fer, the Company’s flagship heme iron supplement, received an updated Class-III approval from Health Canada in Q3 2017 which included an indication for use in pregnancy. Subsequent to this development, management undertook the following initiatives to increase brand presence and market share:

•

Healthcare Provider Detail Aids – Materials were redeveloped and submitted to the Pharmaceutical Advertising Advisory Board for voluntary pre-approval in Q4 2017 (approved Q2 2018).

•

Hema-Fer Microsite – Completed development in Q1 2018, currently undergoing final approval and will be launched in conjunction with the Amazon webstore in Q2 2018.

•

Physician Samples – Redeveloped with new packaging that halved the production cost, allowing for substantially increased presence in physician offices. Currently in production, with distribution expected to commence in Q2 2018.

•

Amazon Webstore – Administrative work is complete, Q2 2018 launch is pending final approval of the Hema-Fer Microsite.

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

INSTI

The Company has an ongoing distribution agreement with the Richmond-based manufacturer of INSTI® HIV-1/HIV-2 antibody tests, BioLytical Laboratories. The agreement gives the Company an exclusivity period to distribute INSTI® tests to Canadian community pharmacies. During 2017 and 2018, the Company’s focus has been on promoting INSTI®, product launches, and helping to organize support for pharmacies who wish to carry the test. The Company has accomplished the following to date:

•

The Company engaged the Platform to host a customized training module and province-specific starter kit for pharmacies offering point-of-care HIV testing;

•

INSTI® tests were launched with the United Pharma Group in Ontario and Nova Scotia in December 2017;

•

Lampyon was engaged to undertake rebranding and editing of all the INSTI® training documents which now includes conference cards, advertisements for pharmacies and a quick-start binder;

•

A draft Professional Practice Policy (PPP) on how to provide point-of-care HIV testing in community pharmacies has been submitted for discussion to the College of Pharmacists of BC; and

•

The Company is coordinating with BioLytical Laboratories for an application to have the INSTI® test covered by the federal Non-Insured Health Benefits (NIHB) Drug Benefit list.

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

--No disclosure necessary.--

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

•

The Company hired Mr. Mark Kunzli as Executive Vice President.  Mr. Kunzli is a double alumnus of the University of British Columbia with a Bachelor of Science in Pharmacy and an Executive MBA in Health Care from the Sauder School of Business.

•

The Company appointed Mr. Sherif Guorgui to the Company’s Board of Directors.  Mr. Guorgui is a third-generation pharmacist with extensive experience in various pharmacy sectors; such as retail, specialty, regulatory, industry, government and professional affairs.

•

The Company appointed Mr. Alan Arnstein to the Company’s Board of Directors. Mr. Arnstein previously worked for the Katz Group Canada where he oversaw the development of the Medicine Shoppe from 28 stores to 175 stores (corporate and franchised) before the successful sale to McKesson Canada.

•

The Company appointed Dr. Robert Sindelar to the Company’s Board of Directors. Dr.  Sindelar is a Professor in the Faculty of Pharmaceutical Sciences at the University of British Columbia (UBC) and an advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC.

•

The Company appointed Mr. Dong Shim as Chief Financial Officer of the Company. Mr. Shim is a member of the Chartered Professional Accountants of British Columbia and has served as an audit partner on numerous audit engagements with a mid-size firm located in Vancouver, British Columbia.

•

The Company appointed Ms. Leanne Ratzlaff as Corporate Secretary of the Company. Ms. Ratzlaff has over 5 years of experience working as a Corporate Secretary for publicly-traded companies, including the management of corporate and securities compliance and corporate records management. She is a member of the Governance Professionals of Canada and is a member of the British Columbia Paralegal Association.

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

Results of Operations for the year ended December 31, 2016

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in amount of $2,461,933 for the year ended December 31, 2016 (six months ended December 31, 2015: $561,344) Net sales were in amount of $1,013,690 for the year ended December 31, 2016 (six months ended December 31, 2015: $150,754) after deducting the cost of customer marketing and promotional incentives of $1,448,243 (six months ended December 31, 2015: $410,590) for the year ended December 31, 2016.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $663,822 for the year ended December 31, 2016 (six months ended December 31, 2015: $103,123). Which consist of sales personnel payroll cost of $329,091 for the year ended December 31, 2016; marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $105,658 for the year ended December 31, 2016, logistics and distribution cost of $161,304 for the year ended December 31, 2016 and sales force travel and customer relations expenses of $67,769 for the year ended December 31, 2016.

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

Results of Operations for the stub year ended December 31, 2015

Revenue

During six months ended December 2015 the Company commercialized its first OTC product in British Columbia: Cortivera and Cortivera Plus for a wide range of minor skin irritations, allergic reactions and eczema. The Company significantly improvement the sales of its generic products. The cost of marketing and development expense incurred in relation with the transactions with the customers was treated as customer marketing expenses and was offset against gross revenue. The gross revenue was in amount of $561,344 for the period ended December 31, 2015 (December 31, 2014: $nil), the amount of net sales was $150,754 (December 31, 2014: $nil) after deducting of cost of customer marketing incentives of $410,590 (December 31, 2014: $nil).

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

Results of Operations for the year ended June 30, 2015

The Company recorded sales of $5,713 in 2015 compared to $nil in 2014.  Cost of Goods Sold was $2,491 for 2015 and $nil for 2014. Gross Profit for the year ended June 30, 2015 was $3,222 and $nil for 2014.

Consulting and management fees for the year ended June 30, 2015 were $362,727 compared to $254,337 for the year ended June 30, 2014.  The increase is due to an increase in Executive compensation as well as the addition of a full time CFO.   Filing and Transfer Agent Fees amounted to $53,714 for the year ended June 30, 2015 compared to $39,567 for the same period ended June 30, 2014.   This was due to significant increase in public news releases and capital transactions which resulted in filing fees with the TSX Exchange. Legal and accounting fees were $37,806 for the year ended June 30, 2015 compared to $48,862 for the year ended June 30, 2014.  This decrease was due to legal fees which were charged in 2014 for due diligence on products the Company was in-licensing.

Product Registration and Development Costs for the year ended June 30, 2015 were $56,143 compared to $34,729 for the year ended June 30, 2014. Costs incurred in this category consist primarily of fees paid to maintain the Company’s trademarks as well as the costs incurred to file products with Health Canada.  Stock based Compensation expenses were $915,211 for the year ended June 30, 2015, compared to $291,355 for the year ended June 30, 2014. This increase was expected due to the significant amount of share based transaction in the third quarter of 2015.

The Comprehensive (loss) from operations was $(2,200,648) for the year ended June 30, 2015 compared to a loss of $(733,946) during the same period ended June 30, 2014.  This significant increase was due to non-cash transactions.

General and administrative expenses

	Year ended	Year ended	Six Months Ended	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	June 30, 2015
	$	$	$	$
Management and consulting fees	192,621	242,667	155,084	362,727
Payroll	79,847	122,330	149,034	54,665
Bad debt	62,930	99,000	-	-
Investor relations	7,174	70,332	58,024	54,334
Office maintenance	180,984	55,168	33,881	51,357
Legal, audit and accounting	279,097	61,409	37,587	37,806
Travel	41,246	34,020	33,961	30,441
Insurance	34,573	34,453	25,250	18,366
Seminars and conferences	-	445	14,582	23,084
Rent	49,229	46,050	20,429	48,982
Filing and registration fees	74,898	62,130	13,688	53,714
Amortization	13,854	14,668	8,513	13,900
Bank service charges	2,480	1,330	1,690	1,061
Foreign exchange	3,630	(3,210)	-	1,337
	1,022,563	840,792	551,723	751,774

Year ended December 31, 2017

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

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Six Months (stub year) ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015	June 30, 2015
	$	$	$	$
Cash used in operating activities	(1,767,296)	(2,064,090)	(1,040,392)	(1,484,577)
Cash used in investing activities	(132,552)	(6,340)	-	(30,846)
Cash provided by financing activities	2,032,099	362,000	453,527	3,942,823

Cash and Cash Equivalents	559,733	427,482	2,135,912	2,722,777

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

The future funding requirements will depend on many factors including:

-

the extent to which the Company will be commercially successful in launching its new OTC products;

-

the size, cost and effectiveness of the Company’s sales and marketing program, distributions and marketing arrangements.

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
122,007

5.G. Safe Harbor

This Annual Report on Form 20-F/A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects”. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

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

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants exercisable in 60 days from December 31, 2017	Percent of Class *
Common	Bob Rai, CEO	333,334	333,334 warrants 437,500 options	3.40%
Common	Dong Shim, CFO	-	150,000 options	0.47%
Common	Mark Kunzli, Executive Vice President	-	43,500 options	0.14%
Common	Alan Arnstein, Director	-	156,250 options	0.49%
Common	Sherif Guorgui, Director	-	156,250 options	0.49%
Common	David Hall, Director	333,333	333,333 warrants 150,000 options	2.54%
	Total Directors/Management	666,667	666,667 warrants 1,093,500 options	7.25%

* Based on 31,716,123 shares outstanding

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

(b)

Under the revised 2017 Plan, options may be exercisable for a maximum of ten years from grant date;

(c)

Under the revised 2017 Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

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

7.A.4. Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B. Related Party Transactions

Related party transactions are described in Note 15 to the consolidated financial statements and are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year Ended	Year Ended	Six Months Ended	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	June 30, 2015

	$	$	$	$
Accounts payable and accrued liabilities	13,152	3,275	699

Expenditures:
Management and consulting fees	60,010	242,667	154,356	149,667
Salaries and benefits	132,613	-	-	-
Share-based compensation	280,864	-	261,196	-
Rent	-	-	-	4,500

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

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2017		Year Ended December 31, 2016		Six Months Ended December 31, 2015		Year Ended June 30, 2015
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	-	-	1,301,250	$1.24	1,748,136	$1.24	2,950,000	$1.32
Warrants issued	10,655,326	$0.20	-	-	-	-	1,103,063	$1.00
Expired/Cancelled	-	-	(976,250)	$0.50	(12,858)	$1.00	-	-
Exercised	(2,274,000)	$0.20	(325,000)	$0.52	(434,027)	$1.00	(2,304,928)	$1.24
Issued and exercisable	8,381,326	$0.20	-	-	1,301,250	$1.64	1,748,136	$1.24

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2017.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2017, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2017.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F/A Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F/A Annual Report.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

---Not applicable---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 17, 2016, the Board of Directors of the Company requested and accepted the resignation of Smythe LLP, Chartered Professional Accountant as the Company’s auditor, and appointed Adam Sung Kim Ltd., Chartered Professional Accountant, as the successor auditor. There were no disagreements between the Company and the former auditor, and the accountant’s report on the financial statements for the prior fiscal period contained no adverse opinions or disclaimer of opinions. The Company did not consult with Adam Sung Kim Ltd. during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Smythe LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to the Company’s Form 20-F/A Annual Report.

On February 22, 2018, the Board of Directors of the Company requested and accepted the resignation of Adam Sung Kim Ltd., Chartered Professional Accountant as the Company’s auditor, and appointed Davidson & Company LLP, Chartered Professional Accountants, as the successor auditor. There were no disagreements between the Company and the former auditor, and the accountant’s report on the financial statements for the prior fiscal period contained no adverse opinions or disclaimer of opinions. The Company did not consult with Davidson & Company LLP during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Adam Sung Kim Ltd. with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to the Company’s Form 20-F/A Annual Report.

ITEM 16G. CORPORATE GOVERNANCE

---Not applicable---

ITEM 16H.  MINE SAFETY DISCLOSURE

---Not applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Davidson & Company LLP, Chartered Professional Accountants, Adam Sung Kim Ltd. Chartered Professional Accountant, and Smythe LLP Chartered Professional Accountants, are included herein immediately preceding the audited financial statements.

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

(A) Financial information

(i)

Audited Consolidated Financial Statements for the year ended December 31, 2017.

1.

Auditor’s Report, dated May 15, 2018.

2.

Consolidated Statements of Financial Position at December 31, 2017 and 2016.

3.

Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015.

4.

Consolidated Statements of Changes in Equity for the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015.

5.

Consolidated Statements of Cash Flows for the year ended December 31, 2017, year ended December 31, 2016, six months ended December 31, 2015 and year ended June 30, 2015.

6.

Notes to Consolidated Financial Statements.

(B)  Index to Exhibits:

1. Articles of Incorporation – Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014
2. Instruments defining the rights of holders – N/A
3. Voting trust agreements – Voting Agreement attached as Exhibit 3 to the amended 2007 Form 20-F filed on December 3, 2008.
4. Material contracts – N/A
5. N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. Subsidiaries - N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice required by Rule 104 of Regulation BTR – N/A
11. Code of Ethics – N/A
12.1* Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
12.2* Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
13.1* Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
13.2* Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
14. Legal opinion – N/A
15. Additional exhibits:
Audit Committee Charter (filed as Exhibit 11 with the amended 2007 Form 20-F filed on December 3, 2008)
Stock Option Plan (filed with the 2006 Form 20FR12G as Exhibit 4.e )
Letter from former auditor Adam Sung Kim Ltd. Chartered Professional Accountant , dated May 30, 2018*
Letter from former auditor Smythe LLP Chartered Professional Accountants , dated June 5, 2018*
16. Mine Safety Disclosures – N/A
101.INS* XBRL Instance Document
101.SCH* XBRL Taxonomy Extension Schema Document
101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB* XBRL Taxonomy Extension Label Linkbase Document
101.PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

‘

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

Burnaby, British Columbia

April 27, 2017

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF VANC PHARMACEUTICALS INC.

We have audited the accompanying consolidated financial statements of VANC Pharmaceuticals Inc., which comprise the consolidated statements of financial position as at December 31, 2015, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the six-month period ended December 31, 2015 and year ended June 30, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of VANC Pharmaceuticals Inc. as at December 31, 2015, and its financial performance and its cash flows for the six-month period ended December 31, 2015 and the year ended June 30, 2015 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Professional Accountants

Vancouver, Canada

April 22, 2016

Chartered Professional Accountants
Vancouver, Canada
April 22, 2016	Vancouver	Langley	Nanaimo

	7th Floor 355 Burrard St	305 – 9440 202 St	201 – 1825 Bowen Rd
	Vancouver, BC V6C 2G8	Langley, BC V1M 4A6	Nanaimo, BC V9S 1H1
	T: 604 687 1231	T: 604 282 3600	T: 250 755 2111
Smythe LLP | smythecpa.com	F: 604 688 4675	F: 604 357 1376	F: 250 984 0886

VANC Pharmaceuticals Inc. Consolidated Statements of Financial Position For the years ended December 31, 2017 and 2016 (Expressed in Canadian Dollars)
As at	Note	December 31, 2017	December 31, 2016
		$	$
ASSETS

Current Assets
Cash and cash equivalents		559,733	427,482
Accounts receivable	5	450,437	719,405
Prepaid expenses and deposits	6	452,953	41,144
Inventories	7	211,225	1,056,287
		1,674,348	2,244,318

Equipment	8	89,721	31,017
Intangible assets	9	1,136,117	-
Total Assets		2,900,186	2,275,335

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10	302,089	357,342
Asset acquisition liability	4	100,000	-
		402,089	357,342
SHAREHOLDERS’ EQUITY
Share capital	11	18,340,491	16,320,006
Shares to be issued	4	973,333	-
Reserves	11	4,275,882	3,952,879
Deficit		(21,091,609)	(18,354,892)
		2,498,097	1,917,993
Total Liabilities and Shareholders’ Equity		2,900,186	2,275,335

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

4.  ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•

Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•

Cash payment of $100,000 in six equal monthly instalments after the closing date ($66,667 paid  subsequent to December 31, 2017);

•

Issue 880,000 common shares no later than 125 days after the closing date (issued);

•

Issue 880,000 common shares no later than 245 days after the closing date;

•

Issue 906,667 common shares no later than 365 days after the closing date;

•

Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019; and

•

Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

Notes to the Consolidated Financial Statements

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

In May 2018, the Company issued 384,000 common shares related to 384,000 warrants with an exercise price of $0.20 being exercised for gross proceeds of $76,800.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 18, 2018	VANC PHARMACEUTICALS INC.

By: /s/Dong Shim
Dong Shim,
Chief Financial Officer