Form 20-F
period 2018-12-31
Avricore Health Inc.
filed 2019-06-17
CIK 1355736

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report _____________

For the transition period from ___________________ to ______________________

Commission file number:  000-51848

AVRICORE HEALTH Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Unit 210 – 2639 Viking Way, Richmond, British Columbia, V6V 3B7

Contact person: Bob Rai, Phone: (604) 613-4336 Email bob.rai@avricorehealth.com

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  December 31, 2018    40,103,665

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2018 unless an earlier or later date is indicated.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I2

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS2

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE3

ITEM 3. KEY INFORMATION3

ITEM 4. INFORMATION ON THE COMPANY15

ITEM 4A UNRESOLVED STAFF COMMENTS21

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS21

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES28

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS37

ITEM 8. FINANCIAL INFORMATION38

ITEM 9. THE OFFER AND LISTING39

ITEM 10. ADDITIONAL INFORMATION40

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK47

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES47

PART II48

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES48

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS48

ITEM 15. CONTROLS AND PROCEDURES48

ITEM 16. RESERVED49

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT49

ITEM 16B. CODE OF ETHICS49

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES50

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES50

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS50

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT51

ITEM 16G. CORPORATE GOVERNANCE51

ITEM 16H.  MINE SAFETY DISCLOSURE51

PART III52

ITEM 17. FINANCIAL STATEMENTS52

ITEM 18. FINANCIAL STATEMENTS52

ITEM 19. EXHIBITS52

SIGNATURES84

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On November 5, 2018 the Company changed its name to Avricore Health Inc. (the “Company”). The Company is still a British Columbia, Canada, company.

BUSINESS OF AVRICORE HEALTH INC.

Avricore is a total health innovator capitalizing on technological advancements and consumer health trends by offering consumers and health providers pharmagenomic point-of-care technologies (POCT), nutraceuticals as well as an online product education and wholesale portal for community pharmacists.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of December 31, 2018 and as of the date of this report the names of the Directors of the Company.

Table No. 1

Directors

Name and Residential Address	Age	Date First Elected or Appointed
Bob Rai, CEO 283 Cloverleaf Drive Ancaster Ontario L9K 1T1	49	June 4, 2015
David Hall (1) 2495 6th Ave West Vancouver, BC V6K 1W2	66	January 20, 2016
Alan Arnstein (1) 9031-142 Street Edmonton, Alberta T5R 0M6	51	April 20, 2017
Sherif Guorgui 3544 Rebecca Street Oakville, ON L6L 5X9	43	August 15, 2017
Robert Sindelar (1) 906-990 Beach Ave. Vancouver, BC V6Z 2N9	66	March 27, 2018

(1) Member of Audit Committee

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment
Bob Rai, CEO	49	January 27, 2017
Kevin Strong, CFO	48	May 23, 2019
Deena Siblock, Corporate Secretary	49	May 23, 2019

Mr. Rai’s business functions, as CEO of the Company, included overall supervision of all officers and consultants, as well as management of research and development, strategic planning, business development, operations, liaison with auditors, accountants, lawyers, regulatory authorities, the financial community and shareholders and reporting to the Board of Directors.

Mr. Strong’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors, accountants, lawyers and regulatory authorities and preparation, payment and organization of the expenses, taxes, and other financial activities of the Company and reporting to the Board of Directors.

Ms. Siblock’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering, or causing to be entered in records kept for that purpose, minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company.

1.B. Legal Advisors

The legal advisor for the Company is Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, BC, V6C 3L2.

The Company has engaged, for the provision of financial products and/or services, each of BMO Bank of Montreal located at 595 Burrard Street, Vancouver, BC, V7X 1L7 and Scotiabank located at 2798 West Broadway, Vancouver, BC, V6K 2G4.

1.C. Auditors

Davidson & Company LLP performed the audit for the years ended December 31, 2018 and December 31, 2017. Adam Sung Kim Ltd. performed the audit for the year ended December 31, 2016.

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

The Company’s year end is December 31, 2018.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”) and effective for the Company’s reporting period ended December 31, 2018.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended Dec. 31, 2018	Year Ended Dec 31, 2017	Year Ended Dec 31, 2016	Stub Year Ended Dec 31, 2015	Year Ended Jun 30, 2015	Year Ended Jun 30, 2014
IFRS
Gross Revenue	827,961	1,617,083	2,461,933	561,344	5,713	0
Net Sales	226,445	537,714	1,013,690	150,754	5.713	0
Net Income (Loss) for the Period	(4,136,802)	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)	(733,946)
Basic Income (Loss) Per Share	(0.12)	(0.15)	(0.18)	(0.09)	(0.19)	(0.12)
Dividends Per Share	0	0	0	0	0	0
Weighted Average Shares	33,869,642	18,393,169	14,907,103	13,961,051	11,818,217	6,526,940
Period-end Shares	40,103,665	27,860,623	15,001,297	14,276,307	13,804.780	9,191,768

Working Capital	439,228	1,272,259	1,886,976	3,207,630	3,305,603	156,185
Sponsorship Liability	0	0	0	0	0	0
Long-Term Debt	0	0	0	0	0	0
Share Capital	20,783,372	18,340,491	16,320,006	15,775,145	15,262,357	10,995,282
Shareholders’ Equity (Deficit)	885,966	2,498,097	1,917,993	3,246,975	3,353,461	663,097
Total Assets	1,200,205	2,900,186	2,275,335	3,493,205	3,540,585	820,418

US GAAP
Net Loss	(4,136,802)	(2,736,717)	(2,613,904)	(1,190,414)	(2,200,648)	(733,946)
Income/(Loss) Per Share	(0.12)	(0.15)	(0.18)	(0.09)	(0.19)	(0.12)
Shareholders’ Equity (Deficit)	885,966	2,498,097	1,917,993	3,246,975	3,353,461	663,097
Total Assets	1,200,205	2,900,186	2,275,335	3,493,205	3,540,585	820,418

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of year ended December 31, 2018 and three most recent fiscal years, December 31, 2017, December 31, 2016, the stub year ending December 31 2015, and the fiscal year ended June 30, 2015, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

Year Ended 12/31/18	$ 1.30	$ 1.37	$ 1.23	$ 1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Stub Year Ended 12/31/15	1.33	1.39	1.26	1.38
Year Ended 6/30/15	1.19	1.28	1.06	1.25
Year Ended 6/30/14	1.07	1.13	1.02	1.07

Three Months Ended 3/31/19	$ 1.32	$ 1.36	$ 1.31	$ 1.34
Three Months Ended 12/31/18	1.33	1.37	1.32	1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29
Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33
Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12

May 2019		$ 1.35	$ 1.34	$ 1.35
April 2019		1.35	1.33	1.34
March 2019		1.34	1.33	1.34
February 2019		1.33	1.31	1.32
January 2019		1.36	1.31	1.31
December 2018		1.37	1.32	1.36

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of December 31, 2018.

Table No. 5

Capitalization and Indebtedness

As of December 31, 2018

SHAREHOLDERS’ EQUITY
Share Capital	$20,783,372
Reserve – Warrants	733,388
Reserve – Options	4,386,450
Shares to be issued	211,167
Deficit	(25,228,411)
Net Shareholders’ Equity	885,966
TOTAL CAPITALIZATION
Common shares issued and outstanding	40,103,665
Stock Options Outstanding:	2,539,000
Warrants Outstanding (1):	13,852,264
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1)See Table 12 for exercise prices and terms of these warrants.

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

Year ended December 31, 2018

The Company issued 2,666,667 common shares valued at $773,733 related to the acquisition of HealthTab.

The Company issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform.

The Company issued 233,450 common shares to Lampyon valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

The Company closed a private placement and issued 5,327,335 units at a price of $0.15 per unit for gross proceeds of $799,100. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.33 per share until July 27, 2020. The Company paid finder’s fees of $18,264 in cash and issued 88,800 finder’s warrants valued at $9,332. The finder’s warrants are exercisable to purchase one common share of the Company at $0.33 per share until July 31, 2020.

The Company issued 131,000 common shares for exercise of 131,000 stock options for gross proceeds of $28,820. $40,181 was reclassified from reserves to share capital on exercise of options.

The Company issued 2,975,500 common shares for exercise of 2,975,500 warrants for gross proceeds of $595,100. $8,210 was reclassified from reserves to share capital on exercise of warrants.

The Company granted 3,030,303 warrants valued at $510,878 to Emerald as consideration for a supply and distribution agreement. These warrants are exercisable to purchase one common share of the Company at $0.33 per share until April 15, 2020. The warrants were valued using the Black-Scholes option pricing model with an estimated life of 2 years, volatility of 154%, dividend yield of 0% and risk-free interest rate of 2.1%.

As at December 31, 2018, the Company has recorded a $211,167 (2017 - $973,333) obligation for shares to be issued of which $200,000 relates to the acquisition of HealthTab and $11,167 relates to shares to be issued to Lampyon. Subsequent to December 31, 2018, the Company issued 1,111,110 shares to HealthTab and 125,081 shares to Lampyon.

Subsequent to the year ended December 31, 2018

Subsequent to December 31, 2018, the Company:

-issued 1,111,110 common shares related to the acquisition of HealthTab.

-closed a private placement and issued 4,206,435 shares at $0.07 for gross proceeds of $294,450

-issued 73,928 shares pursuant to the exercise of 73,928 stock options at $0.28 per option for proceeds of $20,700.

-Issued 125,081 shares to Lampyon to satisfy its obligation to issue shares.

Options:

The changes in share options including those granted to directors, offers and consultants during the years ended December 31, 2018, 2017 and 2016 are summarized as follows:

	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Beginning Balance	2,420,000	$0.24	1,460,938	$1.38	1,303,750	$1.52
Options granted	665,000	$0.23	2,420,000	$0.24	672,500	$1.38
Expired/Cancelled	(415,000)	$0.24	(1,460,938)	$1.38	(115,312)	$1.51
Exercised	(131,000)	$0.22	-	-	(400,000)	$0.48
Ending Balance	2,539,000	$0.24	2,420,000	$0.24	1,460,938	$1.38
Exercisable	2,536,500	$0.24	1,188,750	$0.22	1,184,324	$1.38

The following table summarizes information about share options outstanding and exercisable as at December 31, 2018:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.22	January 27, 2019	169,000(1)	169,000
$0.15	July 20, 2022	150,000	150,000
$0.15	August 3, 2019	75,000	75,000
$0.15	September 27, 2022	150,000	150,000
$0.28	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,330,000(2)	1,327,500
$0.24	March 27, 2023	200,000	200,000
$0.21	April 11, 2023	175,000	175,000
$0.125	September 12, 2023	140,000	140,000
		2,539,000	2,536,500

(1)Expired unexercised subsequent to year-end

(2)73,928 exercised subsequent to year-end.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below:

	Year ended December 31, 2018		Year ended December 31, 2017	Year ended December 31, 2016
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	8,381,326	$0.20	-	-	1,301,250	1.24
Warrants issued	8,446,438	$0.33	10,655,326	$0.20	-	-
Expired/Cancelled	-	-	-	-	(976,250)	$0.50
Exercised	(2,975,500)	$0.20	(2,274,000)	$0.20	(325,000)	$0.52
Issued and exercisable	13,852,264	$0.28	8,381,326	$0.20	-	-

3.C.  Reasons for the Offer and Use of Proceeds

The Company intends to use the proceeds for working capital purposes in addition to marketing the expansion of the propriety point-of-care-technology platform called HealthTab, which utilizes the Piccolo analyzer, as well as launching myCannabisPGx, an additional pharmacogenomics test recently announced.

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

The Company’s information technology systems are susceptible to certain risks, including cyber security breaches, which could adversely impact the Company’s operations and financial condition.

The Company’s operations involve information technology systems that process, transmit and store information about our suppliers, customers, employees, and financial information. These systems face threats including telecommunication failures, natural disasters, and cyber security threats, including computer viruses, unauthorized access to our systems, and other security issues. While the Company has implemented security measures to protect these systems, such threats change and evolve almost daily. There is no guarantee these actions will secure the information systems against all threats and vulnerabilities. The compromise or failure of these information systems could have a negative effect on the Company’s operations and financial condition.

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

No assurance can be given that a market for the Company’s common shares will be quoted on an exchange in the U.S. or on the Over the Counter Bulletin Board. The Company’s common shares may be subject to illiquidity and investors may not be able to sell their shares in a timely manner.

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

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year Ended June 30,	Nature of Share Issuance		Number of Shares	Amount ($)
2001	Private Placement @	$0.34	294,119	$100,000
2002	Canadian Prospectus Offering (IPO) @	$0.68	300,000	$204,000
2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @	$0.68	37,500	$25,500
2004	Private Placement @	$0.60	86,667	$52,000
	Private Placement @	$0.80	1,550,000	$1,240,000
2005	Private Placement @	$0.40	750,000	$300,000
2006	Private Placement @	$0.20	979,000	$195,800
	Private Placement @	$0.20	275,000	$55,000
2007	Private Placement @	$0.20	357,500	$71,500
	Private Placement @	$0.40	2,000,000	$800,000
2008	Private Placement @	$0.48	500,000	$240,000
	Private Placement @	$0.60	875,000	$525,000
2009	N/A			N/A
2010	Private Placement @	$1.00	1,500,000	$1,500,000
2011	Private Placement @	$0.40	818,750	$327,500
	Private Placement @	$0.40	500,000	$200,000
2012	Private Placement @	$0.40	140,000	$56,000
2013	Private Placement @	$0.40	2,000,000	$800,000
2014	Private Placement @	$0.40	937,500	$375,000
2015	Private Placement @	$0.60	1,901,833	$1,141,100
Stub period ended December 31, 2015	N/A			N/A
31-Dec-16	N/A			N/A
31-Dec-17	Private Placement @	$0.15	10,585,326	$1,587,799
31-Dec-18	Private Placement @	$0.15	5,327,335	$799,100

4.B. Business Overview

Operations & Principal Activities

Avricore Health Inc. is a total health innovator capitalizing on technological advancements and consumer health trends, offering consumers and health providers the ability to take control of spending and health outcomes.

The company had delivered an effective range of generic pharmaceuticals in the past as VANC Pharmaceuticals Inc.  Since it’s repositioning in late 2017 and official rebranding in late 2018 the company’s new focus is now on health innovations in revolutionary point-of-care-technologies (POCT) for targeted health therapies.  Through technology and data, Avricore foresees securing opportunities to distribute endocannabinoid products, nutraceuticals and medicinal cannabis.

To complete its repositioning and refocused marketing plan, Avricore Health launched a new website, www.avricorehealth.com,  in April 2019.

Avricore sees the community pharmacy as underutilized and has identified an opportunity as a healthcare centre and is committed to supporting their ability to deliver innovation to the modern healthcare consumers.  Our company hopes to improve health outcomes for patients and lower overall healthcare system costs in this way, bridging traditional healthcare platforms with disruptive innovations and eventually achieving the healthcare cost savings government and private payors are seeking to achieve

Avricore Health innovations proudly include partnerships with companies, such as Molecular You, to deliver a proprietary cannabis test called MyCannabisPGX delivered through the Avricore HealthTab Platform, which provides better decision support for safe and effective use of medical cannabis.  This summer, a pilot project will see this test offered in pharmacies in the Greater Toronto Area, with the view to expand nationally.

This is all possible thanks to our HealthTab™ technology, which provides lab-accurate results for specific blood work within 12 minutes Installed at the pharmacy and administered by the attending pharmacist, the patient can quickly access up to 21 bio-markers.  The advantage of this is innovation is that a consumer can quickly access data on their health with simple patient assisted finger prick to share with their physician and healthcare team, track their health overtime, measure the impacts of therapies they are under taking and screen for potential health risks.

HealthTab™ allows for these innovations to be accessed in a low barrier manner at the community pharmacy level for a balanced cost.  The pharmacist also is able to benefit from this new revenue stream, build a deeper relationship with clientele and fully realize their ability to deliver lower cost healthcare support.

Currently, the company has been engaged in pilot programs across the county to optimize this offering. Pharmacist and patient feedback has been gathered from these programs to support a broader launch into several pharmacy chains. Currently there are late stage discussions with major pharmacy chains, as well as a strong prospect list for future expansion.

Another acquisition includes an online education and direct sales platform to pharmacists called Corozon Platform.  This innovative platform experienced success in attracting a subscription paying consumer base and generating revenues.  Avricore is looking to utilize the platform as a medical cannabis education portal and direct sales platform and is currently in the process of developing this model for a launch by 2020.

The company generates revenue from Hemafer, it’s iron replacement therapy, and continues to expand sales of Hemafer increasing both the geographic scope and volume of sales by adding Calgary Co-Op, Value Drug Mart and Sobey’s in 2018.

Revenues for the CortiVera 0.5% creams and ointments, as well as SennAce, have ceased production as per plan.  The remaining inventory has been rolled out for sale.  Revenues for CortiVera were significantly impacted by aluminium tariffs and the increased in API price, meaning it saw steep profit decline in this period. Currently, only one generic product remains, Sildenafil, however; marketing is projected to stop in summer 2019.

Avricore is focused on expanding and further deploying its HealthTab and online Corozon Platform to best meet the current community pharmacy sector’s needs. Community pharmacy is expected to focus increasingly on cognitive services with attendant point of care testing as well as medical cannabis in the future. These offer the pharmacy new ways to generate revenue as their margins are being reduced by changes in generic drug reimbursement with the Pan-Canadian Select Molecule Price Initiative for Generic Drugs that has come into effect on the 1st April 2018.

Avricore commissioned external consultants to initiate an audit of its business operations and to implement best practice solutions to its regulatory, marketing and sales initiatives. As a first step, the company is implementing a comprehensive sales reporting and benchmarking program to support marketing and sales activities. Furthermore, Avricore has appointed Philippe Ugnat as a Strategic Advisor to help drive the corporate growth and strengthen the Company’s presence in the Province of Ontario and Québec.

Adding to the capacity of the Avricore team are board advisors Hector Bremner, Ray Chepsiuk and Mark Zhou.

Mr. Bremner’s past experience as a senior advisor to BC’s Minster of International Trade and Deputy Premier, as well as being an elected Councillor in Vancouver BC, complements his 15 years of senior level marketing and communications roles.  He joined Avricore in January 2019 as Board Advisor, Strategic Communications and Government Relations.  In June 2019, he will become Avricore’s Vice-President of Strategic Communications and Public Affairs.

Mr. Chepsiuk’s illustrious career has seen him recognized many times for excellence.  He has been a pharmacy owner and served for two decades as the Commissioner (CEO) Pharmaceutical Advertising Advisory Board (PAAB) where he oversaw the advertising standards for pharmaceuticals in Canada.  He is considered the leading authority on standard of practice and guides Avricore in maintaining the highest standards of practice.

Mr. Zhou is also a pharmacy owner, President of the Chain Drug Store Association of BC and a lecturer at UBC’s School of Pharmacy.  He also serves as the Pharmacy Services Manager for McKesson Canada.  His invaluable insight into the current pharmacy environment provides Avricore with the market knowledge it needs to succeed and enhances it’s business development strategies.

Management has laid the foundations and positioned the company to capitalize on the changing community pharmacy environment. Over the next several months Avricore will embark on, and announce, several initiatives that will increase sales of its core businesses including OTC products and point of care testing.

HealthTab Point of Care Tests

•Pharmacies continue to face severely reduced revenues as a result of pricing changes by the Government of Canada, as well as regional government actions against rebates.  As a result, pharmacy owners are actively looking for innovations in service and value-added services, like HealthTab, to support their businesses growth beyond the traditional dispensing model.

•Since being acquired by Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.), HealthTab has focused on streamlining operations to reduce the time and costs associated with new deployments.

•Key developments in the later quarters of the year have included:

oExpanding HealthTab into more pharmacy locations in Ontario.

oDeveloping 7 new pharmacy partner locations in Ontario with a major chain in the GTA were launched in Q4.

oExpansion in service billables with eight locations in the GTA showing an increase over 30% YoY.

•Continued to negotiate new PoC service integrations to expand the HealthTab testing menu.

Corozon Platform

This first of its kind, pharmacist facing, portal platform addressing technology and point of care was acquired 2018 is comprised of two modules:

•Corozon Academy (e-learning)

•Corozon Store (e-commerce)

Scheduled to be re-branded and launched in late 2019, this educational tool and distribution channel will be the first online portal for pharmacists seeking reliable and accurate product knowledge on medicinal cannabis .

The upfront and on-going subscription-based model also allows us to efficiently market new services and products directly to pharmacists throughout Canada such as cannabis modules.  Also supports White Label opportunities and other product distribution potential.

As the full launch of the Corozon platform was postponed during the year ended December 31, 2018 the value of the Corozon platform was written down to $1 as at December 31, 2018.

Non-Prescription and Generic Products

Endocannabinoid-Supporting Product Line

•Avricore Health’s partner, Emerald Health Therapeutics has filed for approval of its endocannabinoid-supporting product line with Health Canada Natural and Non-prescription Health Products Directorate (NNHPD).

•Once Emerald Health Therapeutics receives approval, the endocannabinoid-supporting product line will be made available for sale on the Corozon Platform shortly thereafter.

Hema-Fer

•New physician samples and updated marketing materials to medical clinics continued to be distributed.

•Sales of Hema-Fer through the Amazon store continue to be consistent. New marketing initiatives have been explored and will be launched shortly to drive traffic.

•Hema-Fer has been listed by a significant pharmacy partner in Atlantic Canada, which will drive sales in the next quarter.

•Avricore continues to have discussions with pharmacy partners to expand the scope of listings to position Hema-Fer as the brand name heme iron supplement of choice.

CortiVera

•Avricore Health has previously made the decision not to move forward with further manufacturing of CortiVera 0.5% cream, CortiVera 0.5% ointment and CortiVera Plus 1% ointment. In line with this earlier decision, existing inventory was rolled out but no further production was initiated.

SennAce

•Avricore Health has previously made the decision not to move forward with further manufacturing of this product. In line with this earlier decision, existing inventory was rolled out but no further production was initiated.

Generic Prescription Products

•Avricore continued the process of winding down its generic portfolio, moving all DINs to Dormant status with Health Canada, and working with regulatory consultants to ensure compliance with Health Canada until such a point when we can completely exit the market.

•The Company is in discussions to explore opportunities that can potentially expedite its exit from this market to reduce ongoing regulatory costs.

Industry Trends

Industry Trends

According to PWC Canada’s most recent consumer survey (https://www.pwc.com/ca/en/industries/retail-consumer/consumer-insights-2019/bringing-health-care-online.html?icid=cnsmr-mrkts-feature-ct-lp-bringing-health-care-online-en), Canadians consumers have been utilizing technology to take better control of their health and 75% of them have as many as three health related apps installed on their mobile device.

They also state: “Many Canadians are willing to share their personal information to facilitate ease of access to personal health information through digital channels. Think of accessing lab or diagnostic test results online days after getting the test, instead of having to wait for results and visiting the doctor, or waiting for a phone call.”

The internet of things has hit healthcare consumer trends in a large way and consumers are benefitting from faster, lower cost analysis direct to their device. The Global Consumer Insights Survey (GCIS) demonstrated the rapid shift with more than two-thirds of those surveyed stating they trusted tech companies - not known to be in healthcare, but in hardware, software and online shopping - to access healthcare services.

67% of consumers stated they were either “somewhat comfortable or very comfortable” with accessing healthcare products and services from a company with all their information collated in one place.  This means companies offering health insurance, over-the-counter medications, or digital diagnostics.

Healthcare data, its capture, analysis and delivery to the consumer is a top market priority as consumers are looking to take greater control, however; those same consumers are looking to companies to manage the security of that data well and use it ethically.

The MIT Technology Review has looked at consumer pay genomic services, largely offered online, and have found that 26 Million (https://www.technologyreview.com/s/612880/more-than-26-million-people-have-taken-an-at-home-ancestry-test/) people have taken one of these tests.   “You may discover unexpected facts about yourself or your family when using our services,” warns the most popular company’s privacy statement (https://www.ancestry.com/cs/legal/privacystatement). “Once discoveries are made, we can’t undo them.”

In addition to the shift in direct access healthcare technology is offering, policy changes toward healthcare policy is also creating dynamics within the market.

The Ontario Pharmacy Evidence Network’s most recent paper (https://www.open-pharmacy-research.ca/wp-content/uploads/Future-of-Pharmacy-White-Paper-REVISED-for-posting-Jan-2019.pdf) looked at a wide ranging of policy changes affecting Ontario alone.  They found an industry going through “significant changes”  thanks to the Patients First Action Plan and the Proposal to Strengthen Patient-Centered Health Care in Ontario are driving a more date-driven and patient centered approach.

It has also meant that pharmacy has had to contend with offering greater service innovation with less revenues, as controls placed on generic drug pricing and limits on certain revenue streams, like manufacture rebates, have come into effect.

“As pharmacies develop their own technology,” the authors state “the integration of health care provider records and the emergence of patient-controlled or viewable health records are important areas of health care transformation.”

This means consumers want better data control about their health and the market will need to deliver.

Sales

The gross revenue was $827,961 for the year ended December 31, 2018 (2017: $1,617,083). Net sales were $226,445 for the year ended December 31, 2018 (2017: $537,714) after deducting the cost of customer marketing and promotional incentives of $601,516 (2017: $1,079,369) for the year ended December 31, 2018. There is limited effect of seasonality on the Company’s main business.  The Company reviewed its portfolio and is discontinuing generic products.

The Company has previously employed national sales directors, marketing managers responsible for doctor detailing, and sales brokers. In 2017, the position of national sales director was eliminated, and the Company has transitioned to broker agreements. The shift in focus has allowed the Company to significantly streamline its sales force and engage with sales brokers across Canada. The Company now has 7 sales representatives in Western Canada, 12 in Ontario, and 5 in Atlantic Canada. These agreements, predominantly commission based, come at a far lower cost and provide greater coverage than the Company’s previous model utilizing national sales directors. The Company continues to have doctor detailing agents in the Greater Vancouver Regional District and Greater Toronto Area.

Manufacturing

The Company does not have any of its own manufacturing facilities and it currently relies, and expects to continue to rely, on third parties for the manufacture of products. The Company has a finalized agreement for the manufacture of Hemafer to, package and deliver this product. The supplier will manufacture, and the Company will market and sell the product under its own label. The Company is not directly involved in the sourcing of raw materials for pharmaceutical products, which is carried out by contract manufacturing partners. Historically, the Company has experienced little to no volatility caused by raw material price deviations.

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

5. A. Operating Results of the Company

Overview

In December 2015, the Company commercialized its first OTC product: Cortivera™ and Cortivera Plus™ for a wide range of minor skin irritations, allergic reactions and eczema. In March 2016, the Company launched Hema-Fer™, a premium natural iron supplement. In May 2016, the Company launched Cortivera-H, a 1% hydrocortisone cream sold in large format jars for pharmacy dispensary use. In February 2017, the Company launched SennAce, a vegetable sourced laxative also targeted for pharmacy dispensary use. In May 2017, the Company entered into an agreement with bioLytical to be the exclusive distributor to Canadian pharmacies of the INSTI HIV 1/HIV 2 Rapid Antibody Test. The Company made the decision at the end of 2017 to wind down the generic portfolio and is in the process of depleting existing inventory. As of end of December 2018 the Company has one generic product that is still being marketed, Sildenafil, and have decided to strategically wind down the OTC products to provide a greater focus on Hemafer.

Results of Operations for the year ended December 31, 2018

Revenue

The gross revenue was $827,961 for the year ended December 31, 2018 (2017: $1,617,083). Net sales were $226,445 for the year ended December 31, 2018 (2017: $537,714) after deducting the cost of customer marketing and promotional incentives of $601,516 (2017: $1,079,369) for the year ended December 31, 2018.

The gross revenue was $327,349 for the quarter ended December 31, 2018 compared to $261,309 in the same quarter last year, and the net sales were $(85,479) for the quarter compared to $112,537 in the same quarter last year.

The decrease in gross revenues for the year and three months ended December 31, 2018 is in part due to transition the Company is going through during this period.

The Company’s generic products portfolio forms about 50% and the Company’s produced about 50% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies. The Company reviewed its portfolio and is discontinuing generic products.

The Company’s sale of higher margin Hemafer (BTC) is showing better acceptance within the medical community. The product is listed   with all the major distributors in Canada.  There has been a positive trend in the sale of the BTC product from quarter to quarter.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has an agreement in place with a local manufacturer in Richmond, BC for the manufacturing of Hemafer.

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

The Company expect to incur additional expenses associated with sales and marketing activities.

General and administrative expenses

	Year ended	Year ended	Year ended	Six Months Ended
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
	$	$	$	$
Management and consulting fees	187,883	192,621	242,667	155,084
Payroll	30,534	79,847	122,330	149,034
Bad debt	40,967	62,930	99,000	-
Investor relations	9,974	7,174	70,332	58,024
Office maintenance	86,700	180,984	55,168	33,881
Legal, audit and accounting	268,621	279,097	61,409	37,587
Travel	45,426	41,246	34,020	33,961
Insurance	18,147	34,573	34,453	25,250
Seminars and conferences	-	-	445	14,582
Rent	50,336	49,229	46,050	20,429
Filing and registration fees	94,029	74,898	62,130	13,688
Amortization	13,854	13,854	14,668	8,513
Bank service charges	3,969	2,480	1,330	1,690
Foreign exchange	692	3,630	(3,210)	-
	568,657	637,234	840,792	551,723

Year ended December 31, 2018

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees for the total of $33,278 (2017: $71,804) and $251,508 (2017: $242,303) for the three months and year ended December 31, 2018 respectively.  We currently have one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of negative $72,281 (2017: $172,679) due to reclassification in the Q4 2018, and $472,496 (2017: $696,161) for the three months and year ended December 31, 2018 respectively. Which consist of sales personnel payroll cost of $173,536 for the twelve months ended December 31, 2018 (2017: $335,920); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $193,106 for the twelve months ended December 31, 2018 (2017: $178,058), logistics and distribution cost of $104,407 for the twelve months ended December 31, 2018 (2017: $102,948) and sales force travel and customer relations expenses of $1,447 for the twelve months ended December 31, 2018 (2017: $79,235).

For the three months ended December 31, 2018 sales personnel payroll cost of $41,292 (2017: $76,057); marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of negative $127,949 for the three months ended December 31, 2018 (2017: $57,754), logistics and distribution cost of $13,912 for the three months ended December 31, 2018 (2017: $24,635) and sales force travel and customer relations expenses of $464 for the three months ended December 31, 2018 (2017: $14,233).

The decrease in the Selling and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of market awareness strategy. The Company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy.

The increase in management and consulting fees in 2018 compared to 2017 was mainly due to hiring consultants for the HealthTab division acquired at the end of December 2017. All other general and administrative expenses were reduced significantly during the twelve and three months ended December 31, 2018 due to the Company changing its major business direction and entering into new areas. The change requires detailed analysis of the market, change in the office personnel and accordingly reduction in office and payroll expenses.

The increase in amortization in 2018 from $13,854 incurred during twelve months ended December 31, 2017 to $535,509 incurred during the same period of 2018 was mainly due to the amortization of the Corozon Platform and intangible assets related to the acquisition of HealthTab and Emerald distribution rights.

Share-based compensation

Share-based compensation for the year ended December 31, 2018 was in amount of $372,137 (2017: $311,389; 2016: $922,922; six months ended December 31, 2015: $630,401) and is a non-cash item that represents the allocation of the fair value of options over the vesting period.

On May 31, 2016, the Company received TSX Venture Exchange approval to extend the term of 976,250 common share purchase warrants (the “Warrants”). The original term of the Warrants had an expiry date of June 12, 2016. The Company extended the expiry date to December 20 2016, and amended the exercise price of the Warrants from $0.50 per share to $0.40 per share. In all other respects, the terms of the Warrants remained unchanged. The incremental fair value of warrant extension was estimated at $186,500 using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 0.61%, expected volatility of 75.25%-110.30%, expected option life of 0.03 year-0.56 year and the expected dividends of $nil. These warrants expired without exercise as of December 31, 2016.

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

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	$	$	$
Cash used in operating activities	(1,725,047)	(1,767,296)	(2,064,090)
Cash used in investing activities	(155,000)	(132,552)	(6,340)
Cash provided by financing activities	1,404.756	2,032,099	362,000

Cash and Cash Equivalents	84,442	559,733	427,482

There is an overall cash outflow of $475,291 for the year ended December 31, 2018 compared to cash inflow of $132,251 for the comparable period in 2017.

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

At December 31, 2018, the Company had working capital of $439,228, compared to $1,272,259 at December 31, 2017. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next 6 months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

Critical Accounting Policies

The consolidated financial statements of the Company present the reporting period from January 1, 2018 to December 31, 2018. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the Company’s reported financial results include inventory, revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of the Company’s annual consolidated financial statements for the year ended December 31, 2018.

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

Changes in Significant Accounting Policies

IFRS 9 and 15 were implemented during the fiscal year ended December 31, 2018. There were no other changes in the Accounting Policies during the fiscal year ended December 31, 2018.

Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee The IASB issued IFRS 16, Leases, in January 2016, which replaces the current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Company expects that the impact IFRS 16 will have on its consolidated financial statements is to record a right-of-use asset with an offsetting liability for its existing leases, as well as additional disclosure.

The Company estimates the value of the right-of-use asset and corresponding lease liability to be approximately $100,000 on recognition.

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

December 31, 2018
$
Within 1 year	50,958
2 years	58,602
109,560

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2018 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Sukhwinder (Bob) Rai	48	CEO, Director	Venturi Ventures Inc. Emerald Health Therapeutics Inc.	Director Director
Kevin Strong (1)	48	CFO	N/A
Deena Siblock (2)	49	Corporate Secretary	Belgravia Capital International Inc.	Senior Officer
David Hall	65	Director	RepliCel Life Sciences Inc.	Director
Alan Arnstein	51	Director	N/A	N/A
Sherif Guorgui	43	Director	N/A	N/A
Robert Sindelar	66	Director	N/A	N/A

(1) Appointed on May 23, 2019

(2) Appointed on May 23, 2019

Mr. Bob Rai, CEO and Director is an entrepreneur with over 20 years of experience in operating “The Medicine Shoppe” Pharmacies in Canada and revolutionized the online pharmacy business in the US. He received “The Medicine Shoppe Canada Professional Achievement Award” for expanding the scope of pharmacists’ practice. During his time with Medicine Shoppe, Bob’s pharmacies were the first in Canada to launch two new government funded pilot programs: a revolutionary point of care HIV testing package utilizing the INSTI test and a partnership program with the Kidney Foundation of Canada to develop a more efficient screening method for chronic kidney disease using HealthTab technology. Due to his recognition for innovation and pioneering programs and technology in the pharmaceutical industry Bob was appointed as Interim CEO of Vancpharm in Feburary 2017. VANC is now renamed to be called Avricore Health Inc. to reflect the company’s new vision (TSX-V:AVCR)

Bob has served the pharmaceutical industry in Canada in many meaningful ways outside of the framework of business. He is also a member of the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science.

Bob has demonstrable passion for community support and charitable work. He has held many community-based positions such as: President of the Victoria Drive Business Improvement Association (1999), and Director of South Hill Business Improvement Association (2006-2012) where he also served as Chairman of the Safety and Security Committee. Bob has had the privilege of serving as a member of various boards which include: member of the Board of Directors for the Tapestry Foundation – a fundraising arm for facilities under Providence Health, member of the Board of Directors for the South Vancouver Neighborhood House, and member of the Rotary Club of Vancouver Fraserview as well as President of that chapter of the Rotary Club from 2011-2012. Due to the merger between the Tapestry Foundation and St. Paul’s Hospital Foundation in April 2017, he is now a sitting member of the St. Paul’s Hospital Foundation Board of Directors. Bob has worked as a sitting cabinet member for “A Night of Miracles” in support of BC Children’s Hospital consecutively for the past 7 years, has served as Vice-Chair in 2016 and served  as Chair of the gala for 2017 and 2018 including setting a record in 2018 for raising $755,000 at the Gala event.   Bob is also recognized as co-founder of the Canada-India Center of Excellence at Carleton University in Ottawa – an organization that each year grants a scholarship in the names of his father and of his wife’s father. From 2007-2013 Bob sat on the Vancouver Committee of Gold Medal Plates which worked to raise money for Canadian Olympic and Para-Olympic athletes. The British Columbia Regiment has seen Bob Rai sponsor their Battleground Tour in 2012 and had Bob as a benefactor for their Mt. Kilimanjaro climb in 2014. Bob’s work with his Medicine Shoppe locations (PharmacyBC.com) included a “Golf for a Cure”, a successful fundraising event which has raised over $125,000 in support of charities such as the Michael J. Fox Foundation, BC Home Care, and Meals on Wheels. Additionally, Bob has used his time in the Rotary Club to assist in the success of their annual gala/fundraiser dinner which helps raise funds for mental health, addiction, and youth in Vancouver. Bob is proud to be a founding sponsor of the Global Civic Policy Society and a sponsor of Sam Sullivan’s Public Salons. Bob and his wife are also co-sponsors of the Dhahan Punjabi Literacy Awards which help promote the written language of Punjabi globally. Bob is a recipient of the Queen Elizabeth II Diamond Jubilee Medal and was awarded “The Paul Harris Fellow Award” for his contributions to the community. He received degrees in Biochemistry and Pharmaceutical Science from the University of British Columbia.

Mr. Kevin Strong, CFO is experienced in the areas of finance, accounting, human resources, business planning, business development, compliance and corporate governance. Mr. Strong also currently serves as Director, Corporate Development of Belgravia Capital International Inc. Prior to that, he was the CFO of several other public and private companies in the resource and agricultural technology sectors.  For 8 years prior to that, Mr. Strong was the regional manager for the TSX Venture Exchange responsible for Manitoba and Saskatchewan. Mr. Strong has served as a Director on the boards of public, private and non-profit companies and has served as the Audit Committee chairman and Governance Committee chairman of a public company. He was previously a member of the Manitoba Premier's Economic Advisory Council.

Ms. Deena Siblock, Corporate Secretary has 20 years of experience in corporate governance, communications and risk management. Ms. Siblock also currently serves as Vice President, Corporate Affairs and Corporate Secretary of Belgravia Capital International Inc. Ms. Siblock is responsible for ensuring the integrity of the governance framework, efficient administration of the Company, and compliance with statutory and regulatory requirements. Ms. Siblock has distinguished herself as a leader in corporate governance and risk management, implementing comprehensive governance and risk management programs for Boards of Directors and demonstrating exceptional commitment and passion for corporate governance.

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

Mr. Robert Sindelar, Director is a Professor in the Faculty of Pharmaceutical Sciences at the University of British Columbia (UBC) and an Advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC. Dr. Sindelar is also an elected fellow International Pharmaceutical Federation, Chair of the Global Pharmacy Observatory Advisory Board of the International Pharmaceutical Federation,  Member of the External Advisory Board, Trinity College Dublin, School of Pharmacy and Pharmaceutical Sciences.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2018 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	FMV (2) Options ($)
Sukhwinder (Bob) Rai Chief Executive Officer	2018 2017 2016	164,540 132,613 Nil	Nil Nil Nil	Nil Nil Nil	Nil 850,000 Nil	Nil 148,125 Nil

Dong Shim Chief Financial Officer	2018 2017 2016	5,400 Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil Nil	47,100 Nil Nil

Mark Kunzli Executive Vice President	2018 2017 2016	95,760 36,735 Nil	Nil Nil Nil	Nil Nil Nil	Nil 150,000 Nil	Nil 26,829 Nil

Leanne Ratzlaff Corporate Secretary	2018 2017 2016	18,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil Nil	4,945 Nil Nil

Rajshkumar Padhiyar Former Chief Financial Officer	2018 2017 2016	37,833 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Zula Kropivnitski Former Chief Financial Officer	2018 2017 2016	17,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Eugene Beukman Former Chief Financial Officer, Former Secretary(1)	2018 2017 2016(2)	Nil Nil Nil	Nil Nil Nil	Nil 36,010 40,950	Nil Nil Nil	Nil Nil Nil

Arun Nayyar Former Chief Executive Officer(1)	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil 24,000 198,100	Nil Nil Nil	Nil Nil Nil

(1) Consulting/management fees were paid to a consulting company owned by senior management;

(2) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2018

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Bob Rai, CEO, Director	Dec 6, 2017 Jan 27, 2017	142,159 92,857	550,000 @ $0.28 300,000 @ $0.22	550,000 300,000	Dec 6, 2022 Jan 20, 2019
Alan Arnstein, Director	Dec 6, 2017 Jul 20, 2017	6,462 23,018	25,000 @ $0.28 150,000 @ $0.15	25,000 150,000	Dec 6, 2022 Jul 20, 2022
Sherif Gourgui, Director	Dec 6, 2017 Aug 15, 2017	6,462 27,222	25,000 @ $0.28 150,000 @ $0.15	25,000 150,000	Dec 6, 2022 Aug 15, 2022
John Papastergiou, Former Director	Dec 6, 2017 Nov 15, 2017	6,462 18,636	25,000 @ $0.28 150,000 @ $0.15	25,000 150,000	Dec 6, 2022 Nov 15, 2022
David Hall, Director	Dec 6, 2017	155,082	600,000 @ $0.28	600,000	Dec 6, 2022
Dr. Robert Sindelar Director	Mar 27, 2018	17,208	200,000 @ $0.24	200,000	Mar 27, 2023

(1) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

The following table gives certain information concerning stock option exercises during Fiscal 2018 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2018

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

Each Officer agrees to provide sufficient time and attention to the business and affairs of the Company, to advise and counsel the Board of Directors of the Company and to channel to the Company all knowledge, business and customer contacts and any other information that could concern or be in any way beneficial to the Company. All information communicated to the Company will be the property of the Company. The Officers acknowledge that each is a “person in a special relationship”, as that expression is defined in the securities laws of various provinces of Canada, and may receive material information concerning the business and affairs of the Company that has not been generally disclosed, and covenant and agree that they will not purchase or sell any securities of the Company until such information has been generally disclosed. The Company is aware that the Officers may provide services to certain other companies from time to time as disclosed above. The Officers agree that they will not provide services to any other companies without the written approval of the Company.

The Company will pay a consulting fee in the amount of (Cdn) $12,500 per month to Kevin Strong for CFO consulting services and Deena Siblock for Corporate Secretarial consulting services through a consulting agreement with Belgravia Capital International Inc. The fees payable will be reviewed annually, and may be adjusted by the Company in consultation with the Officers to reflect general economic conditions, changes in the duties provided under this Agreement or performance by the Officers.

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Sherif Gourgui (Director) and Alan Arnstein (Director). The Audit Committee met three times during the year ended December 31, 2018 to discuss and recommend approval by the Board of the Company’s audited and quarterly financial statements. Q1 interim financial statements and related Management Discussion and Analysis was approved by joint consent resolution.

6.D. Employees

On December 31, 2018, the Company employed 2 employees. The Company engaged the services of 1 Chief Executive Officer, 1 Chief Financial Officer and 1 Chief Executive Officer of a subsidiary corporation through consulting services.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants exercisable in 60 days from December 31, 2018	Percent of Class *
Common	Bob Rai, CEO	961,333	333,334 warrants 654,072 options	4.18%
Common	Robert Sindelar	-	200,000 options	0.43%
Common	Alan Arnstein, Director	-	175,000 options	0.38%
Common	Sherif Guorgui, Director	-	175,000 options	0.38%
Common	David Hall, Director	547,618	333,333 warrants 600,000 options	3.14%
	Total Directors/Management	1,508,951	666,667 warrants 1,795,072 options	8.01%

* Based on 45,620,219 shares outstanding

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. At each Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on September 15, 2017 and subsequently reapproved on September 13, 2018. A copy of the Stock Option Plan is provided as Exhibit 15(a) attached hereto. It will remain in effect until the next Annual General Meeting of Shareholders.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below. The terms of the original Stock Option Plan and the major changes in the Stock Option Plan (the “Plan”) are described below and provided as Exhibit 15(a) attached hereto.

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

(b)Under the Plan, options may be exercisable for a maximum of ten years from grant date;

(c)Under the Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

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

(g)Under the Plan, options held by an option holder who is a director, employee, consultant or management company employee are no longer required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) Under the Plan, options held by an option holder who is engaged in investor relations activities are no longer required expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2018, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2018, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On December 31, 2018, the Company’s shareholders’ list showed 40,103,665 common shares outstanding, an estimated 58 registered shareholders. The Company’s transfer agent provides that there are 53 registered shareholders with Canadian addresses.

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

7.A.4. Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B. Related Party Transactions

Related party transactions are described in Note 15 to the consolidated financial statements and are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year Ended	Year Ended	Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016

	$	$	$
Accounts payable and accrued liabilities	0	13,152	3,275

Expenditures:
Management and consulting fees	150,000	60,010	242,667
Salaries and benefits	14,540	132,613	-
Share-based compensation	289,008	280,864	-
Professional Fees	22,900	-	-

Salaries and benefits, and management fees are paid to Mr. Bob Rai, Chief Executive Officer and former Director and Mr. Mark Kunzli, Executive Vice President.

Accounting fees are paid to a company controlled by Mr. Dong Shim, outgoing Chief Financial Officer and to a company of which Chief Financial Officer is employee. Subsequent to the year end current CFO resigned and incoming CFO was appointed.

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2018. All related party transactions were in the normal course of business operations.

Accounting Fees

For the annual statements dated December 31, 2018, the Company expects to pay Davidson & Company LLP accounting fees of $65,000.

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

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "AVCR". The Company also trades on the OTCQB under the symbol “AVCRF”.

Table No. 11 lists the high, low and closing sales prices on the TSX Venture Exchange for the last five months, last seven fiscal quarters, and last five fiscal years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing
Month ended May 31, 2019	0.15	0.055	0.07
Month ended April 30, 2019	0.09	0.05	0.06
Month ended March 31, 2019	0.07	0.055	0.06
Month ended February 28, 2019	0.10	0.06	0.08
Month ended January 31, 2019	0.10	0.055	0.09

Fiscal Quarter Ended March 31, 2019	0.10	0.055	0.06
Fiscal Quarter Ended December 31, 2018	0.225	0.075	0.10
Fiscal Quarter Ended September 30, 2018	0.19	0.1	0.15
Fiscal Quarter Ended June 30, 2018	0.25	0.15	0.18
Fiscal Quarter Ended March 31, 2018	0.75	0.175	0.175
Fiscal Quarter Ended December 31, 2017	0.415	0.120	0.320
Fiscal Quarter Ended September 30, 2017	0.220	0.140	0.195

Fiscal Year Ended December 31, 2018	0.75	0.075	0.10
Fiscal Year Ended December 31, 2017	0.49	0.12	0.32
Fiscal Year Ended December 31, 2016	0.231	0.214	0.22
Stub year Ended December 31, 2015	0.485	0.25	0.47
Fiscal Year Ended June 30, 2015	0.94	0.07	0.44
Fiscal Year Ended June 30, 2014	0.23	0.06	0.14

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

Table No. 12 lists, as of December 31, 2018, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	8,381,326	$0.20	-	-	1,301,250	$1.24
Warrants issued	8,446,438	$0.33	10,655,326	$0.20	-	-
Expired/Cancelled	-	-	-	-	(976,250)	$0.50
Exercised	(2,975,500)	$0.20	(2,274,000)	$0.20	(325,000)	$0.52
Issued and exercisable	13,852,264	$0.28	8,381,326	$0.20	-	-

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2018, there were an unlimited number of common shares authorized and 40,103,665 common shares issued and outstanding.

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

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $3.40	29,411	$100,000
Fiscal 2002	Canadian Prospectus Offering (IPO) @$6.80	30,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $6.80	3,750	$25,500
Fiscal 2004	Private Placement @$6.00	8,666	$52,000
	Private Placement @$8.00	155,000	$1,240,000
Fiscal 2005	Private Placement @ $4.00	75,000	$300,000
Fiscal 2006	Private Placement @$2.00 Private Placement @$2.00	97,900 27,500	$195,800 $55,000
Fiscal 2007	Private Placement @$6.00 Private Placement @$4.00	35,750 200,000	$71,500 $800,000
Fiscal 2008	Private placement @ $4.80	50,000	$240,000
	Private placement @ $6.00	87,500	$525,000
Fiscal 2009	N/A	N/A	N/A
Fiscal 2010	Private placement @$10.00	150,000	$1,500,000
Fiscal 2011	Private placement @$4.00 Private placement @$4.00	81,875 50,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.40	140,000	$56,000
Fiscal 2013	Private placement @$0.40	2,000,000	$800,000
Fiscal 2014	Private placement @$0.40	937,500	$375,000
Fiscal 2015	Private placement @$0.60	1,901,833	$1,141,000
Fiscal 2016	N/A	N/A	N/A
Fiscal 2017	Private placement @$0.15	10,585,326	$1,587,799
Fiscal 2018	Private placement @$0.15	5,327,335	$799,100

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

Borrowing Powers

The Company, if authorized by the directors, may: (a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

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

Applicable Canadian Securities Law

Applicable Canadian Securities Law governs matters typically pertaining to public companies such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All of the Company’s shareholders regardless of residence have equal rights under this legislation.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements for the year ended December 31, 2018, 2017, and 2016 was Davidson & Company LLP for 2018 & 2017 and Adam Sung Kim Ltd. for 2016. Their audit reports for the years ended December 31, 2018, 2017, and 2016 are included with the related consolidated financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2018.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2018, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2018.

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

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F Annual Report.

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

The Board of Directors monitors the ethical conduct of Avricore Health and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Davidson & Company LLP during the years ended December 31, 2017 and 2018 and Adam Sung Kim Ltd. during the year ended December 31, 2016. The following table sets out the aggregate fees billed by Davidson & Company LLP and Adam Sung Kim Ltd. over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2018	$65,000	$Nil	$4,500	$Nil (0%)
December 31, 2017	$35,000	$Nil	$5,500	$Nil (0%)
December 31, 2016	$24,000	$Nil	$Nil	$Nil (0%)

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

Pre-Approval Policies and Procedures

The Audit Committee has adopted an Audit Committee Charter (see “Exhibit”) governing the provision of audit and non-audit services by the external auditor. This charter requires the Audit Committee to:

1.recommend to the Board of Directors the external auditor to be nominated by the Board of Directors and the compensation of the external auditor, and

2.to pre-approve all non-audit services provided by the external auditor.

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

The Company has provided Adam Sung Kim Ltd. with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to the Company’s Form 20-F Annual Report.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Davidson & Company LLP, Chartered Professional Accountants, and Adam Sung Kim Ltd. Chartered Professional Accountant are included herein immediately preceding the audited financial statements.

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

(A) Financial information

(i)Audited Consolidated Financial Statements for the year ended December 31, 2018.

1.Auditor’s Reports, dated May 30, 2019 and April 27, 2017.

2.Consolidated Statements of Financial Position at December 31, 2017 and 2016.

3.Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2017, and 2016.

4.Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017, and 2016.

5.Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017, and 2016.

6.Notes to Consolidated Financial Statements.

(B)  Index to Exhibits:

1. Articles of Incorporation –

Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014

Amendment to Articles of Incorporation, Name Change, November 5, 2018, filed with Form 6-K, June 17, 2019

2. Instruments defining the rights of holders – N/A
3. Intentionally deleted.
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
15. Additional exhibits:
Audit Committee Charter *
Stock Option Plan*
Letter from former auditor Adam Sung Kim Ltd. Chartered Professional Accountant, dated June 14, 2019*
16. Mine Safety Disclosures – N/A
101.INS* XBRL Instance Document
101.SCH* XBRL Taxonomy Extension Schema Document
101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB* XBRL Taxonomy Extension Label Linkbase Document
101.PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

Avricore Health Inc.

(former VANC Pharmaceuticals Inc.)

Consolidated Financial Statements

For the year ended December 31, 2018

DAVIDSON & COMPANY LLP Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.) (the "Company"), as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Professional Accountants

May 30, 2019

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

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

“Adam Sung Kim Ltd.”

Chartered Professional Accountant

     Burnaby, British Columbia

     April 27, 2017

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2018	December 31, 2017
		$	$
ASSETS

Current Assets
Cash and cash equivalents		84,442	559,733
Accounts receivable	5	280,280	450,437
Prepaid expenses	6	286,246	452,953
Inventories	7	102,499	211,225
		753,467	1,674,348

Equipment	8	21,005	89,721
Intangible assets	9	425,733	1,136,117
Total Assets		1,200,205	2,900,186

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10	314,239	302,089
Asset acquisition liability	4	-	100,000
		314,239	402,089
SHAREHOLDERS’ EQUITY
Share capital	11	20,783,372	18,340,491
Shares to be issued	4	211,167	973,333
Reserves	11	5,119,838	4,275,882
Deficit		(25,228,411)	(21,091,609)
		885,966	2,498,097
Total Liabilities and Shareholders’ Equity		1,200,205	2,900,186

Nature of operations and going concern (Note 1)

Commitments (Note 17)

Segmented information (Note 18)

Subsequent events (Note 22)

Approved and authorized on behalf of the Board of Directors on May 30, 2019.

    “Sukhwinder Bob Rai”                                           “David Hall”

Sukhwinder Bob Rai, Director                                   David Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars)

	Note	2018	2017	2016

		$	$	$
Revenue
Sales		827,961	1,617,083	2,461,933
Marketing, promotional incentives		(601,516)	(1,079,369)	(1,448,243)
Net sales		226,445	537,714	1,013,690

Cost of Sales		188,394	290,871	710,912

Gross profit (loss)		38,051	246,843	302,778

Expenses
Amortization		535,509	13,854	14,668
Consulting		494,783	92,378	242,667
General and administrative	14, 15	568,657	637,234	522,048
Product registration and development	12	251,508	242,303	208,784
Professional fees	15	268,621	279,097	61,409
Selling and marketing	13	472,496	696,161	663,822
Share-based compensation	11, 15	372,137	311,389	922,922
		2,963,711	2,272,416	2,636,320
Other income (expense)
Finance costs		(102)	(262)	-
Gain on debt settlement		5,119	-	-
Interest income		1,715	-	8,480
Write down of intangible assets	9	(946,173)	-	-
Write down of inventories	7	(227,025)	(745,977)	(291,794)
Write down of equipment	8	(45,114)	-	-
Other income		438	35,095	2,952

Net loss and comprehensive loss for the year		(4,136,802)	(2,736,717)	(2,613,904)

Basic and Diluted Loss Per Share		(0.12)	(0.15)	(0.18)
Weighted Average Number of Common Shares Outstanding		33,869,642	18,393,169	14,907,103

Segmented information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc. (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2015	14,276,297	15,775,145	-	39,272	3,173,546	(15,740,988)	3,246,975
Exercise of options	400,000	359,863	-	-	(166,863)	-	193,000
Exercise of warrants	325,000	184,998	-	(15,998)	-	-	169,000
Change of warrants term	-	-	-	186,500	-	-	186,500
Share-based compensation	-	-	-	-	736,422	-	736,422
Net loss	-	-	-	-	-	(2,613,904)	(2,613,904)
Balance, December 31, 2016	15,001,297	16,320,006	-	209,774	3,743,105	(18,354,892)	1,917,993
Private placements	10,585,326	1,587,799	-	-	-	-	1,587,799
Share issuance cost	-	(22,114)	-	11,614	-	-	(10,500)
Exercise of warrants	2,274,000	454,800	-	-	-	-	454,800
Acquisition of HealthTab Inc.	-	-	973,333	-	-	-	973,333
Share-based compensation	-	-	-	-	311,389	-	311,389
Net loss	-	-	-	-	-	(2,736,717)	(2,736,717)

Balance, December 31, 2017	27,860,623	18,340,491	973,333	221,388	4,054,494	(21,091,609)	2,498,097
Shares issued for cash, net	5,327,335	771,504	-	9,332	-	-	780,836
Exercise of warrants	2,975,500	603,310	-	(8,210)	-	-	595,100
Exercise of stock options	131,000	69,001	-	-	(40,181)	-	28,820
Shares issued for services	233,450	43,915	11,167	-	-	-	55,082
Acquisition of HealthTab Inc.	2,666,667	773,333	(773,333)	-	-	-	-
Acquisition of Corozon Platform	909,090	181,818	-	-	-	-	181,818
Acquisition of distribution rights	-	-	-	510,878	-	-	510,877
Share-based compensation	-	-	-	-	372,137	-	372,138
Net loss	-	-	-	-	-	(4,136,802)	(4,136,802)
Balance, December 31, 2018	40,103,665	20,783,372	211,167	733,388	4,386,450	(25,228,411)	885,966

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(Expressed in Canadian Dollars)

	2018	2017	2016
	$	$	$
Operating Activities
Net loss	(4,136,802)	(2,736,717)	(2,613,904)
Adjustment for the non-cash items:
Amortization	535,509	13,854	14,668
Share-based payments	372,137	311,389	922,922
Write down of intangible assets	946,173	-	-
Write down of inventories	227,025	745,977	291,794
Write down of equipment	45,114	-	-
Gain on debt settlement	(5,119)	-	-
Services paid/to be paid in shares	55,082	-	-

Change in working capital items:
Accounts receivable	170,157	268,968	(606,207)
Prepaid expenses and deposits	166,707	(411,809)	22,753
Inventories	(118,299)	99,085	(207,228)
Accounts payable and accrued liabilities	17,269	(58,043)	111,112
Net cash used in operating activities	(1,725,047)	(1,767,296)	(2,064,090)

Investing Activities
Intangible assets	(50,000)	-	-
Purchase of equipment	(5,000)	(3,784)	(6,340)
Acquisition net of cash received	(100,000)	(128,768)	-
Net cash used in investing activities	(155,000)	(132,552)	(6,340)

Financing Activities
Proceeds from issuance of shares, net	780,836	1,577,299	-
Proceeds from exercise of warrants and options	623,920	454,800	362,000
Net cash provided by financing activities	1,404,756	2,032,099	362,000

Increase (Decrease) in Cash	(475,291)	132,251	(1,708,430)
Cash and Cash Equivalents, Beginning of year	559,733	427,482	2,135,912
Cash and Cash Equivalents, End of year	84,442	559,733	427,482

Cash and Cash Equivalents Consist of:
Cash	67,494	549,678	97,372
Guaranteed Investment Certificates	16,948	10,055	330,110
Cash and cash equivalents	84,442	559,733	427,482

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (former VANC Pharmaceuticals Inc.) (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The Company’s operations consist of the marketing and distribution of generic and over-the-counter (“OTC”) pharmaceuticals and point of care technology and point of care tests.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions raise substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements.

The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
	$	$	$
Deficit	(25,228,411)	(21,091,609)	(18,354,892)
Working capital	439,228	1,272,259	1,886,976

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives the majority of its gross sales from two distributors for the year ended December 31, 2018. The ability of the Company to sustain operations is partially dependent on the continued operation of these distributors. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

2.BASIS OF PRESENTATION (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(m). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Basis of consolidation

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

d)Accounting standards issued, but not yet in effective

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 – Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee The IASB issued IFRS 16, Leases, in January 2016, which replaces the current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Company expects that the impact IFRS 16 will have on its consolidated financial statements is to record a right-of-use asset with an offsetting liability for its existing leases, as well as additional disclosure.

The Company estimates the value of the right-of-use asset and corresponding lease liability to be approximately $100,000 on recognition.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates, and returns are made based upon historical information.

Effective January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

b)Foreign currency

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

c)Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

d)Inventory

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

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and computer systems are amortized at 30%, and the straight-line method for leasehold improvements over the term of the lease.

f)Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition. Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses. Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of intellectual property, trademarks and web domains and distribution rights, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

g)Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

h)Share capital

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

i)Loss per share

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

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)Income taxes

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

k)Financial Instruments

The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL. The Company did not restate prior periods and determined that the adoption of IFRS 9 resulted in no impact to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the profit or loss in the period in which they arise.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) as they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

l)Impairment of equipment and intangible assets

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

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

m)Significant accounting estimates and judgments

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

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

4.ACQUISITION

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration to be paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued) (Note 11);

•Issue 880,000 common shares no later than 245 days after the closing date (issued) (Note 11);

•Issue 906,667 common shares no later than 365 days after the closing date (issued) (Note 11);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued subsequent to the year end, Note 22); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

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

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

4.ACQUISITION (continued)

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date, December 28, 2017:

$
Purchase consideration:
Cash	100,000
Asset acquisition liability	100,000
Shares to be issued	973,333
Acquisition costs	28,806
1,202,139

Net assets acquired:
Cash	38
Equipment	64,608
Intangible assets (Note 9)	1,140,283
Accounts payable and accrued liabilities	(2,790)
Total net assets acquired	1,202,139

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2018	December 31, 2017
	$	$
Trade receivables	193,455	425,284
GST receivable	86,815	24,995
Employee advances	-	158
	280,280	450,437

6.PREPAID EXPENSES AND DEPOSITS

The closing balance consists of prepaid expense to vendors of $252,751 (December 31, 2017 – $437,137), security deposits of $20,420 (December 31, 2017 - $8,420), and prepaid business insurance of $13,075 (December 31, 2017 - $7,396).

7.INVENTORIES

At December 31, 2018 and December 31, 2017, the Company’s inventory consists of the following:

	December 31, 2018	December 31, 2017
	$	$
Work in process	-	39,845
Finished goods	102,499	171,380
	102,499	211,225

Inventories expensed to cost of sales during the year ended December 31, 2018 are $153,509 (2017 - $198,588). During the year ended December 31, 2018, the Company recorded a write-down of inventory of $227,025 (2017 - $745,977).

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

8.EQUIPMENT

	Office Furniture and Equipment	Computer Equipment And Systems	Laboratory Equipment	Leasehold Improvements	Total

Cost	$	$	$	$	$
Balance, December 31, 2016	2,071	3,898	38,896	24,182	69,047
Acquired assets	1,636	62,972	-	-	64,608
Acquisitions	3,784	-	-	-	3,784
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Additions	5,000	-	-	-	5,000
Balance, December 31, 2018	12,491	66,870	38,896	24,182	142,439

Accumulated Amortization
Balance, December 31, 2016	1,089	1,151	19,534	16,256	38,030
Amortization	523	979	5,808	2,378	9,688
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Amortization	3,264	19,422	4,067	1,849	28,602
Balance, December 31, 2018	4,876	21,552	29,409	20,483	76,320

Write off	1,142	43,972	-	-	45,114

Carrying value
As at December 31, 2017	5,879	64,740	13,554	5,548	89,721
As at December 31, 2018	6,473	1,346	9,487	3,699	21,005

During the year ended December 31, 2018 the Company recognized an impairment of $45,114 for equipment that was grouped with the HealthTab intangible assets as a cash generating unit (Note 9).

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

9.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
Cost	$	$	$	$
Balance, December 31, 2016	-	-	-	-
Acquired assets	1,140,283	-	-	1,140,283
Balance, December 31, 2017	1,140,283	-	-	1,140,283
Acquired assets	-	231,818	510,878	742,696
Balance, December 31, 2018	1,140,283	231,818	510,878	1,882,979

Accumulated Amortization
Balance, December 31, 2016	-	-	-	-
Amortization	4,166	-	-	4,166
Balance, December 31, 2017	4,166	-	-	4,166
Amortization	380,093	41,667	85,147	506,907
Balance, December 31, 2018	384,259	41,667	85,147	511,073

Write down during the year ended December 31, 2018	756,023	190,150	-	946,173

Carrying value
As at December 31, 2017	1,136,117	-	-	1,136,117
As at December 31, 2018	1	1	425,731	425,733

On April 11, 2018, the Company entered into an asset purchase agreement with Corozon Consulting Corporation for the acquisition of the Corozon Platform. The Corozon Platform consists of two complementary modules: Corozon Academy which offers practical professional education to community pharmacists and Corozon Hardware which is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. For consideration, the Company paid twelve monthly instalments totaling $50,000 (completed payments subsequent to the year end) and issue 909,090 common shares valued at $181,818 (issued) (Note 11).

On April 15, 2018, the Company entered into a supply and distribution agreement with Emerald Health Therapeutics, Inc. (“Emerald”) to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. For consideration, the Company issued 3,030,303 warrants to Emerald valued at $510,878 to acquire 3,030,303 common shares of the Company at a price of $0.33 per share until April 15, 2020 (issued) (Note 11).

During the year ended December 31, 2018, the Company determined there were indicators of impairment relating to the HealthTab and Corozon intangible assets. The HealthTab intangible and related equipment (Note 8) was considered a cash generating unit. The recoverable amounts for the HealthTab and Corozon assets was determined to be nominal and accordingly an impairment charge of $946,173 was recognized.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	December 31, 2018	December 31, 2017
	$	$
Trade accounts payable	226,575	160,249
Accrued liabilities	87,664	141,840
	314,239	302,089

During the year ended December 31, 2018, the Company issued 233,450 common shares to Lampyon Canada Inc. (“Lampyon”) valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018 (Note 11).

11.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 21, 2016:

The Company issued 400,000 common shares related to the exercise of options for gross proceeds of $193,000 and 325,000 common shares were issued related to the exercise of warrants for gross proceeds of $169,000.

During the year ended December 21, 2017:

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

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

11.SHAREHOLDERS’ EQUITY (continued)

During the year ended December 31, 2018:

The Company issued 2,666,667 common shares valued at $773,733 related to the acquisition of HealthTab (Note 4).

The Company issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform (Note 9).

The Company issued 233,450 common shares to Lampyon valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018. (Note 10).

The Company closed a private placement and issued 5,327,335 units at a price of $0.15 per unit for gross proceeds of $799,100. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.33 per share until July 27, 2020. The Company paid finder’s fees of $18,264 in cash and issued 88,800 finder’s warrants valued at $9,332. The finder’s warrants are exercisable to purchase one common share of the Company at $0.33 per share until July 31, 2020.

The Company issued 131,000 common shares for exercise of 131,000 stock options for gross proceeds of $28,820. $40,181 was reclassified from reserves to share capital on exercise of options.

The Company issued 2,975,500 common shares for exercise of 2,975,500 warrants for gross proceeds of $595,100. $8,210 was reclassified from reserves to share capital on exercise of warrants.

The Company granted 3,030,330 warrants valued at $510,878 to Emerald as consideration for a supply and distribution agreement (Note 9). These warrants are exercisable to purchase one common share of the Company at $0.33 per share until April 15, 2020. The warrants were valued using the Black-Scholes option pricing model with an estimated life of 2 years, volatility of 154%, dividend yield of 0% and risk-free interest rate of 2.1%.

As at December 31, 2018, the Company has recorded a $211,167 (2017 - $973,333) obligation for shares to be issued of which $200,000 relates to the acquisition of HealthTab (Note 4) and $11,167 relates to shares to be issued to Lampyon. Subsequent to December 31, 2018, the Company issued 1,111,110 shares to HealthTab and 125,081 shares to Lampyon (Note 22).

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

11.SHAREHOLDERS’ EQUITY (continued)

The changes in share options including those granted to directors, officers, employees and consultants during years ended December 31, 2018, 2017 and 2016 are summarized as follows:

	Year ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,420,000	$0.24	1,460,938	$1.38	1,303,750	$1.52
Options granted	665,000	$0.23	2,420,000	$0.24	672,500	$1.38
Expired/Cancelled	(415,000)	$0.24	(1,460,938)	$1.38	(115,312)	$1.51
Exercised	(131,000)	$0.22	-	-	(400,000)	0.48
Ending Balance	2,539,000	$0.24	2,420,000	$0.24	1,460,938	$1.38
Exercisable	2,536,500	$0.24	1,188,750	$0.22	1,184,324	$1.38

The following table summarizes information about share options outstanding and exercisable as at December 31, 2018:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.22	January 27, 2019	169,000(1)	169,000
$0.15	July 20, 2022	150,000	150,000
$0.15	August 3, 2019	75,000	75,000
$0.15	September 27, 2022	150,000	150,000
$0.28	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,330,000(2)	1,327,500
$0.24	March 27, 2023	200,000	200,000
$0.21	April 11, 2023	175,000	175,000
$0.125	September 12, 2023	140,000	140,000
		2,539,000	2,536,500

(1)  expired unexercised subsequent to year end.

(2)  73,928 exercised subsequent to year end (Note 22).

Share-based compensation

Share-based compensation of $372,137 was recognized during the year ended December 31, 2018 (2017 - $311,389; 2016 - $736,422) for stock options vested during the current period. The weighted average fair value of options granted during the year was $0.21 per option (2017 - $0.13; 2016 - $0.24). Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

SHAREHOLDERS’ EQUITY (continued)

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Expected life	5.0 years	2.0 – 5.0 years	2.0 – 5.0 years
Volatility	142% - 157%	148% - 164%	100% - 155%
Dividend yield	0%	0%	0%
Risk-free interest rate	2.03% - 2.24%	1.23% - 1.69%	0.47% - 0.58%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	8,381,326	$0.20	-	-	1,301,250	$1.24
Warrants issued	8,446,438	$0.33	10,655,326	$0.20	-	-
Expired/Cancelled	-	-	-	-	(976,250)	$0.50
Exercised	(2,975,500)	$0.20	(2,274,000)	$0.20	(325,000)	$0.52
Outstanding	13,852,264	$0.28	8,381,326	$0.20	-	-

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2018:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,957,826
$0.20	August 3, 2022	576,000
$0.20	November 27, 2022	2,872,000
$0.33	July 31, 2020	5,416,135
$0.33	April 15, 2020	3,030,303
		13,852,264

During the year ended December 31, 2018 and 2017, the fair value of the finders’ warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31,
	2018	2017	2016
Expected life	2.0 years	5.0 years	-
Volatility	154% - 169%	154% - 159%	-
Dividend yield	0%	0%	-
Risk-free interest rate	2.05% - 2.10%	1.15% - 1.62%	-

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

11.PRODUCT REGISTRATION AND DEVELOPMENT

	Year ended December 31,
	2018	2017	2016
	$	$	$
Payroll	213,484	126,859	168,964
Product registration and licensing fees	38,024	115,444	39,820
	251,508	242,303	208,784

12.SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2018	2017	2016
	$	$	$
Payroll (sales personnel)	173,536	335,920	329,091
Marketing and advertising	193,106	178,058	105,658
Distribution	104,407	102,948	161,304
Travel	1,447	79,235	67,769
	472,496	696,161	663,822

13.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2018	2017	2016
	$	$	$
Bad debt	40,967	62,930	99,000
Bank service charges	3,969	2,480	1,330
Filing and registration fees	94,029	74,898	62,130
Foreign exchange	692	3,630	(3,210)
Insurance	18,147	34,573	34,453
Investor relations	9,974	7,174	70,332
Management fees (Note 15)	187,883	100,243	-
Office maintenance	86,700	180,984	55,168
Payroll	30,534	79,847	122,330
Rent	50,336	49,229	46,050
Travel & Conferences	45,426	41,246	34,465
	568,657	637,234	522,048

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

14.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended December 31,
	2018	2017	2016
	$	$	$
Professional fees	22,900	-	-
Management fees	150,000	60,010	242,667
Salaries and benefits	14,540	132,613	-
Share-based compensation	289,008	280,864	-
	476,448	473,487	242,667

As at December 31, 2018, there was $nil (December 31, 2017 - $13,152; 2016 - $3,275) due to related parties included in accounts payable and accrued liabilities.

15.CAPITAL DISCLOSURES

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2018.

16.COMMITMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018.In September 2017, the Company extended the lease. Total future minimum lease payments under these contracts are as follows:

December 31, 2018
$
Within 1 year	50,958
2 years	58,602
109,560

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

18.SEGMENTED INFORMATION

The Company has the following business divisions:

•Products Business Division

Marketing and distribution of generic and over-the-counter (OTC) pharmaceutical products and, through the Company's Corozon Platform, the distribution of point of care screening devices and related supplies and training materials.

•Point of Care Business Division

Point of care screening services provided through the Company's HealthTab system and software platform.

Summarized financial information concerning reportable segments is shown in the following tables. As at December 31, 2018:

	VANC	HealthTab	Total
	$	$	$
Accounts receivable	280,280	-	280,280
Inventories	102,499	-	102,499
Equipment	21,005	-	21,005
Intangible assets	425,732	1	425,733

Accounts payable	312,632	1,607	314,239

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

18.SEGMENTED INFORMATION (continued)

VANC Pharmaceuticals	2018	2017

	$	$
Revenue
Sales	812,666	1,617,083
Marketing, promotional incentives	(426,274)	(1,079,369)
Net sales	386,392	537,714

Cost of Sales	387,784	290,871

Gross profit (loss)	(1,392)	246,843

Expenses
Amortization	136,080	13,854
Consulting	494,783	92,378
General and administrative	513,998	637,234
Product registration and development	251,508	242,303
Professional fees	267,945	279,097
Selling and marketing	472,496	696,161
Share-based compensation	372,138	311,389
	2,508,948	2,272,416
Other income (expense)
Finance costs	-	(262)
Gain on debt settlement	5,119	-
Interest income	1,715	-
Write down of inventories	(227,025)	(745,977)
Write down of intangible assets	(190,151)	-
Other (expense) income	(2,562)	35,095

Net loss and comprehensive loss for the year	(2,923,244)	(2,736,717)

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

18.SEGMENTED INFORMATION (continued)

HealthTab	2018	2017

	$	$
Revenue
Sales	15,295	-
Marketing, promotional incentives	(561)	-
Net sales	14,734	-

Cost of Sales	16,258	-

Gross profit (loss)	(1,524)	-

Expenses
Amortization	399,429	-
General and administrative	13,691	-
Product registration and development	-	-
Professional fees	676	-
Selling and marketing	-	-
Share-based compensation	-	-
	413,796	-
Other income (expense)
Finance costs	(102)	-
Gain on debt settlement	-	-
Interest income	-	-
Write down of inventories	-	-
Write down of equipment	(45,114)	-
Write down of intangible assets	(756,022)
Other income	3,000	-

Net loss and comprehensive loss for the year	(1,213,558)	-

19.SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2018, the Company:

-granted 3,030,303 warrants valued at $51,878 to Emerald for certain intangibles (Notes 9 and 11);

-issued a total 2,666,667 common shares valued at $773,333 related to the acquisition of HealthTab (Notes 4 and 11);

-issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform (Notes 8 and 11);

-issued 233,450 common shares valued at $43,915 to Lampyon for services recorded an obligation to issue shares to Lampyon of $11,167 related to services;

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

19.SUPPLEMENTAL CASH FLOW INFORMATION (continued)

-issued a total of 88,800 finder’s warrants with a fair value of $9,332 (Note 11).

During the year ended December 31, 2017 the Company:

-issued a total of 70,000 finder’s warrants with a fair value of $11,614 (Note 11);

-completed the acquisition of all the common shares of HealthTab through shares to be issued of $973,333 and an asset acquisition liability of $100,000 (Note 4); and

20.INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018 and 2017:

	2018	2017	2016

Loss for the year	$ (4,136,802)	$ (2,736,717)	$ (2,613,904)

Expected income tax (recovery)	$ (1,117,000)	$ (712,000)	$ (679,615)
Change in statutory, foreign tax, foreign exchange rates and other	(133,000)	(155,000)	-
Permanent differences	103,000	85,000	241,475
Changes in estimates	-	-	(11,699)
Share issue cost	(5,000)	(3,000)	-
Adjustment to prior years provision versus statutory tax returns & expiry of non-capital losses	(9,000)	-	-
Change in unrecognized deductible temporary differences	1,161,000	785,000	449,839
Total income tax expense (recovery)	$ -	$ -	$ -

Current income tax	$ -	$ -	$ -
Deferred tax recovery	$ -	$ -	$ -

The significant components of the Company’s deferred tax assets and liabilities are as follows:
	2018	2017
Deferred tax assets (liabilities)
Share issue costs	22,000	27,000
Property and equipment	159,000	147,000
Intangible asset	180,000	94,000
Non-capital losses	5,027,000	3,959,000
Net deferred tax liability	$ 5,388,000	$ 4,227,000

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

21.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper. The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data. Approximately 63% of trade receivables are due from one customer at December 31, 2018 (December 31, 2017 – 35% from one customer).

Pursuant to their collective terms, accounts receivable from customers were aged as follows:

	December 31, 2018	December 31, 2017
	$	$
Not past due	136,423	251,693
Under 30 days past due	24,666	23,062
31 – 90 days past due	1,445	22,442
Over 90 days past due	30,921	128,087
	193,495	425,284

As at December 31, 2018, the allowance for doubtful accounts receivable was $nil (December 31, 2017 – $59,045).

b)Liquidity risk

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

As at December 31, 2018, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $314,239 (December 31, 2017 - $302,089) and asset acquisition liability of $Nil (December 31, 2017 - $100,000).

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Avricore Health Inc.  (former VANC Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and December 31, 2017

(Expressed in Canadian Dollars)

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

d)Fair value of financials instruments

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

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

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

22.SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company:

-issued 1,111,110 common shares related to the acquisition of HealthTab (Notes 4 and 11).

-closed a private placement and issued 4,206,435 shares at $0.07 for gross proceeds of $294,450

-issued 73,928 shares pursuant to the exercise of 73,928 stock options at $0.28 per option for proceeds of $20,700.

-Issued 125,081 shares to Lampyon to satisfy its obligation to issue shares (Note 11).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 17, 2019	AVRICORE HEALTH INC.

By: /s/Kevin Strong
Kevin Strong,
Chief Financial Officer