Form 20-F
period 2019-12-31
Avricore Health Inc.
filed 2020-12-08
CIK 1355736

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

British Columbia, Canada

(Jurisdiction of incorporation or organization)

700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5

Contact person: Hector Bremner, Phone: (604) 773-8943 Email hector.bremner@avricorehealth.com

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  December 31, 2019    52,472,619

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2019 unless an earlier or later date is indicated.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I4

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE4

ITEM 3. KEY INFORMATION4

ITEM 4. INFORMATION ON THE COMPANY11

ITEM 4A UNRESOLVED STAFF COMMENTS15

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS15

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES23

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS33

ITEM 8. FINANCIAL INFORMATION34

ITEM 9. THE OFFER AND LISTING34

ITEM 10. ADDITIONAL INFORMATION37

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK45

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES45

PART II46

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES46

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS46

ITEM 15. CONTROLS AND PROCEDURES46

ITEM 16. RESERVED47

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT47

ITEM 16B. CODE OF ETHICS47

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES48

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES49

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS49

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT49

ITEM 16G. CORPORATE GOVERNANCE49

ITEM 16H.  MINE SAFETY DISCLOSURE49

PART III50

ITEM 17. FINANCIAL STATEMENTS50

ITEM 18. FINANCIAL STATEMENTS50

ITEM 19. EXHIBITS50

SIGNATURES82

INTRODUCTION

Nomenclature

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the terms “Company”, “Avricore”, “we”, “our” or “us” refers to Avricore Heatlh Inc. and its subsidiaries.

You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On November 5, 2018 the Company changed its name to Avricore Health Inc. (the “Company”). The Company is still a British Columbia, Canada, company.

On December 28, 2018, the Company acquired HealthTab Inc. (“HealthTab”), a private company.

BUSINESS OF AVRICORE HEALTH INC.

Avricore is a total health innovator capitalizing on technological advancements and consumer health trends by offering consumers and health providers pharmagenomic point-of-care technologies (POCT).

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

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

MEASUREMENT INFORMATION

Canada uses the metric measurement system and all of the measures used by the Company adhere to the standards of the metric system.

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

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

The Company’s year end is December 31, 2019.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”) and effective for the Company’s reporting period ended December 31, 2019.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended Dec 31, 2019	* Year Ended Dec 31, 2018	* Year Ended Dec 31, 2017	* Year Ended Dec 31, 2016	* Stub Year Ended Dec 31, 2015	* Year Ended Jun 30, 2015
IFRS
Revenue from continuing operations	33,000	15,295	-	-	-	-
Net loss from continuing operations	(1,916,252)	(3,458,141)	(1,297,576)	(1,645,214)	(1,164,312)	(1,647,969)
Net loss from discontinued operations	(189,356)	(678,661)	(1,439,141)	(968,690)	(26,102)	(552,679)
Basic and diluted loss per share Continuing operations Discontinued operations	(0.04) (0.00)	(0.10) (0.02)	(0.07) (0.08)	(0.11) (0.07)	(0.09) (0.00)	(0.14) (0.05)
Dividends Per Share	-	-	-	-	-	-
Weighted Average Shares	47,292,091	33,869,642	18,393,169	14,907,103	13,961,051	11,818,217
Period-end Shares	52,472,619	40,103,665	27,860,623	15,001,297	14,276,307	13,804.780

Working capital (deficit)	(465,454)	439,228	1,272,259	1,886,976	3,207,630	3,305,603
Sponsorship liability	-	-	-	-	-	-
Long-term debt	-	-	-	-	-	-
Share capital	21,400,106	20,783,372	18,340,491	16,320,006	15,775,145	15,262,357
Shareholders’ equity (deficit)	(465,451)	885,966	2,498,097	1,917,993	3,246,975	3,353,461
Total Assets	208,399	1,200,205	2,900,186	2,275,335	3,493,205	3,540,585

US GAAP
Net Loss from continuing operations	(1,916,252)	(3,458,141)	(1,297,576)	(1,645,214)	(1,164,312)	(1,647,969)
Net Loss from discontinued operations	(189,356)	(678,661)	(1,439,142)	(968,690)	(26,102)	(552,679)
Loss per share Continuing operations Discontinued operations	(0.04) (0.00)	(0.10) (0.02)	(0.07) (0.08)	(0.11) (0.07)	(0.09) (0.00)	(0.14) (0.05)
Shareholders’ Equity (Deficit)	(465,451)	885,966	2,498,097	1,917,993	3,246,975	3,353,461
Total Assets	208,399	1,200,205	2,900,186	2,275,335	3,493,205	3,540,585

* During the year ended December 31, 2019, the Company discontinued operations of its OTC pharmaceuticals products business division business segment. Therefore, certain reclassifications have been made to the prior periods’ consolidated financial statements to confirm to the current period’s presentation on the consolidated statements of financial position, comprehensive loss and changes in equity.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of year ended December 31, 2019 and four most recent fiscal years, December 31, 2018, December 31, 2017, December 31, 2016, the stub year ending December 31 2015, and the fiscal year ended June 30, 2015, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent eleven months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

Year Ended 12/31/19	$ 1.33	$ 1.36	$ 1.30	$ 1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Stub Year Ended 12/31/15	1.33	1.39	1.26	1.38
Year Ended 6/30/15	1.19	1.28	1.06	1.25

Three Months Ended 12/31/19	$ 1.32	$ 1.33	$ 1.30	$ 1.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.34	1.35	1.31	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34
Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29
Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33
Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12

November 2020		$ 1.33	$ 1.30	$ 1.31
October 2020		1.33	1.31	1.32
September 2020		1.34	1.31	1.32
August 2020		1.34	1.30	1.32
July 2020		1.36	1.34	1.35
June 2020		1.37	1.34	1.36
May 2020		1.41	1.36	1.36
April 2020		1.42	1.39	1.39
March 2020		1.45	1.34	1.42
February 2020		1.34	1.32	1.35
January 2020		1.32	1.30	1.32

3.B. Capitalization and Indebtedness

Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

Since its inception, the Company has had limited revenues and has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control product and pre-clinical testing for registration of a number of therapeutic products and over-the-counter (OTC) pharmaceutical products with Health Canada and the FDA. Sales of T36® Antiseptic Hand Sanitizer products were discontinued in the year ended December 31, 2012. During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business. The Company has changed its direction, and its current operations consist of developing its pharmagenomic point-of-care technologies (POCT). As a result, future sales of the Company’s products are difficult to predict.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

Based upon current plans to introduce its products into new markets in Canada and internationally, develop new products, maintain the Company’s public listing on the TSX-Venture Exchange (the “Exchange”) and support the continued registration of its securities in the US, the Company expects to incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the marketing and production of the Company’s products, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable from the introduction and sale of new products, the Company will need to raise significant amounts of new funding to expand these activities. Also, the Company may not be successful in generating significant revenues in the future. At the time of this report, the Company has sufficient funds to continue the sales of its products but it will be unable to do so without securing further financing.

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

A lack of funds would also impair the Company’s ability to establish marketing and sales plans. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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

Management of the Company at the time of this report, collectively own approximately 13.5% of the Company's issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company's shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year Ended	Nature of Share Issuance		Number of Shares	Amount ($)
30-Jun-2001	Private Placement @	$0.34	294,119	$100,000
30-Jun-2002	Canadian Prospectus Offering (IPO) @	$0.68	300,000	$204,000
30-Jun-2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @	$0.68	37,500	$25,500
30-Jun-2004	Private Placement @	$0.60	86,667	$52,000
	Private Placement @	$0.80	1,550,000	$1,240,000
30-Jun-2005	Private Placement @	$0.40	750,000	$300,000
30-Jun-2006	Private Placement @	$0.20	979,000	$195,800
	Private Placement @	$0.20	275,000	$55,000
30-Jun-2007	Private Placement @	$0.20	357,500	$71,500
	Private Placement @	$0.40	2,000,000	$800,000
30-Jun-2008	Private Placement @	$0.48	500,000	$240,000
	Private Placement @	$0.60	875,000	$525,000
30-Jun-2009	N/A			N/A
30-Jun-2010	Private Placement @	$1.00	1,500,000	$1,500,000
30-Jun-2011	Private Placement @	$0.40	818,750	$327,500
	Private Placement @	$0.40	500,000	$200,000
30-Jun-2012	Private Placement @	$0.40	140,000	$56,000
30-Jun-2013	Private Placement @	$0.40	2,000,000	$800,000
30-Jun-2014	Private Placement @	$0.40	937,500	$375,000
30-Jun-2015	Private Placement @	$0.60	1,901,833	$1,141,100
Stub period ended 31-Dec-2015	N/A			N/A
31-Dec-2016	N/A			N/A
31-Dec-2017	Private Placement @	$0.15	10,585,326	$1,587,799
31-Dec-2018	Private Placement @	$0.15	5,327,335	$799,100
31-Dec-2019	Private Placement @	$0.05	6,852,400	$342,620
31-Dec-2019	Private Placement @	$0.07	4,206,435	$294,450
31-Dec-2020	Private Placement @	$0.10	6,260,000	$626,000

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

Avricore sees the community pharmacy as underutilized and has identified an opportunity as a healthcare centre and is committed to supporting their ability to deliver innovation to the modern healthcare consumers.  Our company hopes to improve health outcomes for patients and lower overall healthcare system costs in this way, bridging traditional healthcare platforms with disruptive innovations and eventually achieving the healthcare cost savings government and private payors are seeking to achieve

This is all possible thanks to our HealthTab™ technology, which provides lab-accurate results for specific blood work within 12 minutes. Installed at the pharmacy and administered by the attending pharmacist, the patient can quickly access up to 21 bio-markers.  The advantage of this innovation is that a consumer can quickly access data on their health with simple patient assisted finger prick to share with their physician and healthcare team, track their health overtime, measure the impacts of therapies they are under taking and screen for potential health risks.

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

The Company has ceased production and sales of all generic and over-the-counter pharmaceuticals including Hemafer, CortiVera 0.5% creams and ointments, and SennAce.

Avricore is focused on expanding and further deploying its HealthTab to best meet the current community pharmacy sector’s needs. Community pharmacy is expected to focus increasingly on cognitive services with attendant point of care testing in the future. These offer the pharmacy new ways to generate revenue as their margins are being reduced by changes in generic drug reimbursement with the Pan-Canadian Select Molecule Price Initiative for Generic Drugs that has come into effect on the 1st April 2018.

Management has laid the foundations and positioned the Company to capitalize on the changing community pharmacy environment. Over the next several months Avricore will embark on, and announce, several initiatives that will result in growth of its core business - point of care testing.

HealthTab Point of Care Tests

•Pharmacies continue to face severely reduced revenues as a result of pricing changes by the Government of Canada, as well as regional government actions against rebates.  As a result, pharmacy owners are actively looking for innovations in service and value-added services, like HealthTab, to support their businesses growth beyond the traditional dispensing model.

•Since being acquired by Avricore Health Inc., HealthTab has focused on streamlining operations to reduce the time and costs associated with new deployments.

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

Non-Prescription and Generic Products

Hema-Fer

•The Company has discontinued Hema-Fer in 2019. In line with this decision, existing inventory was rolled out but no further production was initiated.

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

The MIT Technology Review has looked at consumer pay genomic services, largely offered online, and have found that 26 Million (https://www.technologyreview.com/s/612880/more-than-26-million-people-have-taken-an-at-home-ancestry-test/) people have taken one of these tests.   “You may discover unexpected facts about yourself or your family when using our services,” warns the most popular company’s privacy statement(https://www.ancestry.com/cs/legal/privacystatement). “Once discoveries are made, we can’t undo them.”

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

Manufacturing - The Company has discontinued the manufacturing of OTC and generic drugs

4.C. Organization structure

The Company is not part of a group and has two wholly-owned subsidiaries, VANC Marine Pharmaceuticals Inc. and HealthTab Inc., each of which are incorporated in British Columbia. VANC Marine Pharmaceuticals Inc. is currently inactive.

4.D. Property, Plant and Equipment

The Company has no facilities.

The Company uses outside manufacturers for its production needs.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and operational performance should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto prepared in accordance with IFRS.

5. A. Operating Results of the Company

Overview

In December 2015, the Company commercialized its first OTC product: Cortivera™ and Cortivera Plus™ for a wide range of minor skin irritations, allergic reactions and eczema. In March 2016, the Company launched Hema-Fer™, a premium natural iron supplement. In May 2016, the Company launched Cortivera-H, a 1% hydrocortisone cream sold in large format jars for pharmacy dispensary use. In February 2017, the Company launched SennAce, a vegetable sourced laxative also targeted for pharmacy dispensary use. In May 2017, the Company entered into an agreement with bioLytical to be the exclusive distributor to Canadian pharmacies of the INSTI HIV 1/HIV 2 Rapid Antibody Test. The Company made the decision at the end of 2017 to strategically wind down the generic products portfolio and focus on the growth of Hema-Fer™.

The Company acquired Corozon platform in 2018, however, as the full launch of the Corozon platform was postponed, the value of the Corozon platform was written down to $1 as at December 31, 2018.

During 2019, the Company discontinued Hema-Fer™, thereby, exiting the OTC business completely to focus on the development and growth of its POCT segment, HealthTab.

Results of Operations for the years ended December 31, 2019, 2018 and 2017

Revenue from the continuing operations was $33,000 for the year ended December 31, 2019 (2018 - $15,295; 2017 - $nil). This represents the revenue earned by the POTC HealthTab™ business segment acquired in 2018.

Gross revenue from the discontinued operations, OTC product line, was $129,776 for the year ended December 31, 2019 (2018 - $812,666; 2017 - $1,617,083). Net sales were 101,934 (2018 - $494,737; 2017 - $537,714) after the cost of customer marketing and promotional incentives of $27,842 (2018 - $317,929; 2017 - $1,079,369).  The decrease in gross revenues for the year ended December 31, 2019 is due to transition the Company went through during the period. The Company discontinued its OTC product segment to focus on the development and growth of POCT business.

Manufacturing – The Company has discontinued the manufacturing of OTC and generic drugs.

Marketing and Communication expenses

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	$	$	$
Marketing	44,693	164,420	10,890
Shareholder communications	202,550	119,167	62,500
	247,243	283,587	73,390

General and Administrative expenses

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$
Bank service charges	5,916	3,969	2,480
Filing and registration fees	72,076	94,029	74,898
Foreign exchange	150	692	3,630
Insurance	33,557	18,147	34,573
Office maintenance	49,713	86,700	180,984
Payroll	-	68,417	79,847
Rent	15	50,336	49,229
Investor relations	1,990	9,974	7,174
Travel	35,420	45,426	41,246
	198,837	377,690	474,061

Share-based compensation

Share-based compensation for the year ended December 31, 2019 of $86,420 (2018: $372,137; 2017 - $311,389) is a non-cash item that represents the allocation of the fair value of options over the vesting period.

Write-down of Intangible Assets:

During the year ended December 31, 2019 the Company performed an assessment and determined that the carrying value of the intangible asset exceeded the recoverable amount and accordingly recognized impairment of the intangible asset related to Emerald acquisition in the amount of $313,514. The impairment can be reversed in future periods when there is a change in circumstances and the estimates used to determine the asset's recoverable amount.

During the year ended December 31, 2018, the Company performed an assessment and determined that the carrying value of the intangible assets exceeded the recoverable amount and accordingly recognized impairment of the intangible assets related to HealthTab acquisition and Corozon Platform acquisition in the amount of $964,173.

Discontinued Operations

During the year ended December 31, 2019, 2018 and 2017, the loss attributable to the discontinued operations are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	$	$	$
Sales	129,776	812,666	1,617,083
Marketing, promotional activities	(27,842)	(317,929)	(1,079,369)
Net Revenue	101,934	494,737	537,714

Cost of Sales	33,481	172,136	290,871
Gross profit (loss)	68,453	322,601	246,843

Expenses
Amortization	6,301	9,266	9,529
Product registration and development	5,458	251,508	242,303
General and administrative	-	40,967	65,404
Selling and marketing	121,405	472,496	622,771
	133,164	774,237	940,007
Other income (expense)
Write-down of inventories	(109,941)	(227,025)	(745,977)
Write-down of equipment	(14,704)	-	-

Net loss from discontinued operations	(189,356)	(678,661)	(1,439,141)

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees to support the OTC and generic product lines.

The decrease in the Marketing and Promotional expense compared to prior periods is due to restructuring of the Sales department.

5. B. Liquidity and capital resources

Liquidity

The Company’s operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$
Cash used in operating activities	(862,334)	(1,410,890)	(1,040,775)
Cash provided by (used in) operating activities of discontinued operations	175,927	(314,157)	(726,521)

Cash used in investing activities	-	(150,000)	(132,552)
Cash used in investing activities of discontinued operations	-	(5,000)	-

Cash provided by financing activities	615,764	1,404,756	2,032,099

Net change in cash and cash equivalents	(70,643)	(475,291)	132,251

Cash and Cash Equivalents	13,799	84,442	559,733

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, and business development. The Company will require cash to support working capital.

At December 31, 2019, the Company had a working capital deficit of $465,454, compared to working capital of $439,228 at December 31, 2018. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from loans, stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next 6 months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

Subsequent to the year ended year December 31, 2019, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company has paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares to the lender representing 20% of the aggregate sum of the loan.

Critical Accounting Policies

The consolidated financial statements of the Company present the reporting period from January 1, 2019 to December 31, 2019. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the Company’s reported financial results include inventory, revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of the Company’s annual consolidated financial statements for the year ended December 31, 2019.

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

Revenue recognition

The Company’s revenues are generated from operating leases of the POC system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts. The Company also earned revenue from the sale of OTC pharmaceuticals, however, the Company discontinued this segment during the year ended December 31, 2019.

The Company recognizes revenue to depict the transfer of goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

•Identify the contract with a client;

•Identify the performance obligations in the contract;

•Determine the transaction price;

•Allocate the transaction price to the performance obligations; and

•Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company's arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of our transactions, our marketing strategy, historical sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its clients after invoicing within the normal 28-day commercial terms. If a client is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected.

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

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above for Revenue Recognition have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

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

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Changes in Significant Accounting Policies

Effective January 1, 2019, the Company adopted IFRS 16 Leases using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively.

A contract is, or contains, a lease if the contract conveys a lessee the right to control the use of lessor’s identified asset for a period of time in exchange for consideration.

Upon the adoption of IFRS 16, the Company adopted the following significant accounting policy effective January 1, 2019:

The Company as a lessee

A lease liability is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease liability, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term. Interest expense is recognized on the lease liabilities using the effective interest rate method and payments are applied against the lease liability.

On adoption of IFRS 16, the Company recognized lease liabilities of $68,253 in relation to lease arrangements measured at the present value of the remaining lease payments, adjusted by commitments in relation to arrangements not containing leases, short-term and low-value leases, and discounted using the Company’s incremental borrowing rate as of January 1, 2019. The incremental borrowing rate used to determine the lease liabilities at adoption was 12%. The associated right-of-use assets were measured at the amount equal to the lease liabilities on January 1, 2019, with no impact on deficit. See Note 8 – "Right-of-Use Assets" and Note 12 – "Lease Liabilities" for additional information regarding the Company's leases.

Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

- The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease liabilities, and the resulting interest expense and depreciation expense, may differ due to changes in the market conditions and lease term.

-Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

The Company as a lessor

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset. All other leases are classified as finance leases.

Leases of the Company’s POTC systems to customers are classified are operating leases. Lease payments from operating leases are recognized as income on a straight-line basis. All costs, including depreciation, incurred in earning the operating lease income are recognized as an expense. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the lease income. The depreciation for depreciable underlying assets subject to operating leases is in accordance with depreciation policy for the Company’s equipment.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

5.C. Research and development, patents and licenses etc.

The Company will not be devoting resources to research, development and patents going forward. The Company is now focused on the growth of POTC segment HealthTab.

5.D. Trend information

There is a significant trend toward consumer point of care testing. Healthcare data, its capture, analysis and delivery to the consumer is a top market priority as consumers are looking to take greater control, however; those same consumers are looking to companies to manage the security of that data well and use it ethically.

5.E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

Subsequent to the year ended December 31, 2019, the Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and paid the outstanding rent for the months of January to March, 2020. As at December 31, 2019 total future minimum lease payments under these contracts were as follows:

December 31, 2019
$
Within 1 year	21,390
2 years	-
21,390

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2019 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Sukhwinder (Bob) Rai	49	President, Director	Venturi Ventures Inc. Emerald Health Therapeutics Inc.	Director Director
Hector Bremner (1)	39	CEO, Director	N/A	N/A
Kiki Smith	54	CFO & Corporate Secretary	A.I.S. Resources Limited Ultra Resources Inc. Goldex Resources Corp.	Director Senior Officer Senior Officer
David Hall	66	Director	RepliCel Life Sciences Inc.	Director
Alan Arnstein	52	Director	N/A	N/A
Robert Sindelar	67	Director	N/A	N/A
David Farnfield	57	Director	N/A	N/A
Rodger Seccombe	40	Senior Officer	N/A	N/A

(1) Appointed Director on April 2, 2020

Mr. Bob Rai, President and Director, is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over 25 years of pharmaceuticals and pharmacy management experience. Mr. Rai has operated a chain of The Medicine Shoppe Pharmacies in Greater Vancouver for the past 24 years. In 1998, Mr. Rai and his partners pioneered and revolutionized the online pharmacy business to the United States. The online sales and distribution of prescription medicines saw unprecedented industry growth and, as other operators followed suit, the business concept became a billion-dollar industry across Canada within a year and a half Mr. Rai also serves on the board of directors of Emerald Health Therapeutics Inc., a public company listed on the TSX Venture Exchange (the "TSXV"), Mr. Rai served as President of the Philippines Canada Trade Council from 2006-2007, and held the position of Vice-President from 2004-2006. In 2013, Mr. Rai was the recipient of the Queen’s Diamond Jubilee Medal for his 25 years of community and volunteer work, which has included serving on the Alumni UBC Advisory Council representing the Faculty of Pharmaceutical Science. Mr. Rai sat on the board of directors of St Paul's Hospital Foundation and is a past board member of the Tapestry Foundation for Providence Health Care. He was a member of the Rotary Club of Vancouver-Fraserview including one year of service as President. He is a Paul Harris Fellow Award recipient. Mr. Rai served on the Cabinet for 8 years and then two years as Chair of "A Night of Miracles" for BC Children’s Hospital in 2017 and

2018. Mr Rai was appointed as CEO of the Company in 2017 and took the charge as President of the Company in October 2019.

Mr. Bremner, CEO and Director, has an extensive branding and business development experience. He joined Avricore in January 2019 as an advisor, and then as Executive Vice- President in June, providing strategic guidance on product offering, market development and communications. In April 2020, he was appointed Director of the Company. Mr. Bremner founded Vancouver based TOUCH Marketing in 2007, whose innovative marketing, communications and project management strategies earned him a strong reputation for delivering results. He previously served as a key advisor in the offices of BC’s Minister of International Trade, the Minister of Tourism and Small Business, as well as the Ministry of Natural Gas Development and Deputy Premier. After leaving the BC Government, Mr. Bremner joined Vancouver based communications firm Pace Group as Vice President of Public Affairs. In 2017, Mr. Bremner was elected to Vancouver City Council in a rare by-election, having a dramatic impact on the city’s political culture and policy approaches related to the ongoing housing crisis.

Ms. Kiki Smith, CFO and Corporate Secretary, has over 20 years’ experience as an operations oriented financial executive with sector focuses of mining, oil and gas, real estate, advanced technology, food production and investment fund management. She assists private and public companies in a variety of financial team roles that bring unique strengths to the Company, such as; mergers and acquisitions, financial reporting and regulatory compliance. Ms. Smith is a member of the Chartered Professional Accountants of British Columbia with the designations of Certified Professional Accountant and Certified General Accountant and holds a Bachelor’s Degree in Economics from University of British Columbia.

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

Mr. David Farnfield, Director, is a Yale School of Economics graduate who brings 35 years of experience in commodity, currency and financial futures markets. While serving as Vice President at George Weston Limited, a large food manufacturer and distributor, David oversaw $1B+ in commodity and currency risk while overseeing their commodity division. He has led key negotiations between industry stakeholders on commodity supply agreements and is intimately familiar with product supply agreements. Mr. Farnfield is also a Board member of the Canadian Oilseed Industry Association (Oilseed Innovation Partners) – a non-government agency.

Mr. Rodger Seccombe, Chief Technology Officer (formerly Head of HealthTab Division), is a co-founder of HealthTab Inc. He has over 20 years of experience launching and running companies in software, healthcare technology, and clean energy. Mr. Seccombe earned a B.Com (hons) from UBC’s Sauder School of Business and is a Chartered Professional Accountant (CPA-CMA). Prior to HealthTab, he designed and developed cloud-based informatics system currently in use by world’s leading medical laboratories and instrument manufacturers. In 2006, he joined the start-up team at Canadian Bioenergy Corporation and helped pioneer the development of the renewable fuel industry in Canada.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2019 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	FMV (2) Options ($)
Sukhwinder (Bob) Rai President (Former Chief Executive Officer)	2019 2018 2017	Nil Nil 132,613	Nil Nil Nil	143,750 150,000 Nil	650,000 Nil 850,000	23,224 Nil 148,125

Hector Bremner Chief Executive Officer (Former VP Business Development)	2019 2018 2017	Nil Nil Nil	Nil Nil Nil	76,250 Nil Nil	290,000 Nil Nil	10,378 Nil Nil

Kiki Smith Chief Financial Officer and Corporate Secretary (1)	2019 2018 2017	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	105,000 Nil Nil	1,422 Nil Nil

Rodger Seccombe Head of HealthTab Division	2019 2018 2017	Nil Nil Nil	Nil Nil Nil	126,667 Nil Nil	650,000 150,000 Nil	8,802 29,670 Nil

Kevin Strong Former Chief Financial Officer	2019 2018 2017	Nil Nil Nil	Nil Nil Nil	61,270 Nil Nil	Nil Nil Nil	Nil Nil Nil

Dong Shim Former Chief Financial Officer	2019 2018 2017	Nil 5,400 Nil	Nil Nil Nil	Nil Nil Nil	Nil 150,000 Nil	Nil 47,100 Nil

Mark Kunzli Former Executive Vice President	2019 2018 2017	Nil 95,760 36,735	Nil Nil Nil	Nil Nil Nil	Nil Nil 150,000	Nil Nil 26,829

Leanne Ratzlaff Former Corporate Secretary	2019 2018 2017	Nil 18,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 Nil	Nil 4,945 Nil

Rajshkumar Padhiyar Former Chief Financial Officer	2019 2018 2017	Nil 37,833 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Zula Kropivnitski Former Chief Financial Officer	2019 2018 2017	14,000 37,440 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Eugene Beukman Former Chief Financial Officer, Former Secretary(1)	2019 2018 2017	Nil Nil Nil	Nil Nil Nil	Nil Nil 36,010	Nil Nil Nil	Nil Nil Nil

Arun Nayyar Former Chief Executive Officer(1)	2019 2018 2017	Nil Nil Nil	Nil Nil Nil	Nil Nil 24,000	Nil Nil Nil	Nil Nil Nil

(1) Consulting/management fees were paid to a consulting company owned by senior management;

(2) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2019

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Bob Rai, CEO, Director	Oct 15, 2019 Apr 1, 2019 Dec 6, 2017	2,031 21,193 142,159	150,000 @ $0.05 400,000 @ $0.06 550,000 @ $0.28	150,000 400,000 550,000	Oct 15, 2024 Apr 1, 2024 Dec 6, 2022
Alan Arnstein, Director	Oct 15, 2019 Apr 1, 2019 Dec 6, 2017 Jul 20, 2017	135 1,854 6,462 23,018	10,000 @ $0.05 35,000 @ $0.06 25,000 @ $0.28 150,000 @ $0.15	10,000 35,000 25,000 150,000	Oct 15, 2024 Apr 1, 2024 Dec 6, 2022 Jul 20, 2022
Hector Bremner Director	Oct 15, 2019 Jan 24, 2019	2,031 8,347	150,000 @ $0.05 140,000 @ $0.075	150,000 140,000	Oct 15, 2024 Jan 24, 2024
David Farnfield Director	Oct 15, 2019	4,062	300,000 @ $0.05	300,000	Oct 15, 2024
David Hall, Director	Oct 15, 2019 Apr 1, 2019 Dec 6, 2017	812 2,914 155,082	60,000 @ $0.05 55,000 @ $0.06 600,000 @ $0.28	60,000 55,000 600,000	Oct 15, 2024 Apr 1, 2024 Dec 6, 2022
Dr. Robert Sindelar Director	Oct 15, 2019 Apr 1, 2019 Mar 27, 2018	1,219 1,854 17,208	90,000 @ $0.05 35,000 @ $0.06 200,000 @ $0.24	90,000 35,000 200,000	Oct 15, 2024 Apr 1, 2024 Mar 27, 2023
Sherif Gourgui, Former Director	Oct 15, 2019 Apr 1, 2019 Dec 6, 2017 Aug 15, 2017	68 1,854 6,462 27,222	5,000 @ $0.05 35,000 @ $0.06 25,000 @ $0.28 150,000 @ $0.15	5,000 35,000 25,000 150,000	Oct 15, 2024 Apr 1, 2024 Dec 6, 2022 Aug 15, 2022
John Papastergiou, Former Director	Oct 15, 2019 Apr 1, 2019 Dec 6, 2017 Nov 15, 2017	135 2,648 6,462 18,636	10,000 @ $0.05 50,000 @ $0.06 25,000 @ $0.28 150,000 @ $0.15	10,000 50,000 25,000 150,000	Oct 15, 2024 Apr 1, 2024 Dec 6, 2022 Nov 15, 2022

(1) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

The following table gives certain information concerning stock option exercises during Fiscal 2019 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2019

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	169,000	$37,180	$0

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

Pension/Retirement Benefits:  No funds were set aside or accrued by the Company during the year ended December 31, 2019 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

The Company will pay a consulting fee in the amount of (Cdn) $12,500 per month to Hector Bremner for CEO services through a consulting agreement.

The Company will pay a consulting fee in the amount of (Cdn) $10,000 per month to a company controlled by Kiki Smith for CFO and Corporate Secretarial services through a consulting agreement.

The Company will pay a consulting fee in the amount of (Cdn) $10,000 per month to Rodger Seccombe for CTO services through a consulting agreement.

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

The Officers may terminate their respective agreements with the Company by giving thirty (30) days written notice to the Company. The Company may waive such notice and, if it does so, such agreements will cease on the date the Company waives such notice. The Company may terminate the agreements without notice or payment in lieu of notice for breach of the agreement. The Company may terminate any agreement at its sole discretion and for any reason upon giving the Officer written notice of termination provided that the Company pays, in lieu of notice, three (3) months fee severance. The Company may terminate any agreement without notice or payment in lieu of notice upon a change of control of the holding company of the Officer or the death or permanent disability of the Officer. Upon termination of an agreement, the Officer will promptly return all property. Each agreement may be subject to the acceptance by TSX Venture Exchange and a refusal to do so shall not constitute a default of the Company.

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Robert Sindelar (Director) and Alan Arnstein (Director). The Audit Committee met three times during the year ended December 31, 2019 to discuss and recommend approval by the Board of the Company’s audited and quarterly financial statements. Q1 interim financial statements and related Management Discussion and Analysis was approved by joint consent resolution.

6.D. Employees

On December 31, 2019, the Company employed no employees. The Company engaged the services of President, Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Head of HealthTab Division through consulting service contracts.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants	Percent of Class *
Common	Bob Rai	2,561,333	1,033,334 warrants 1,026,072 options	3.67%
Common	Hector Bremner	750,000	250,000 warrants 290,000 options	1.07%
Common	Kiki Smith	680,000	560,000 warrants	0.97%
Common	Rodger Seccombe	3,861,111	150,000 options	5.53%
Common	Robert Sindelar	280,000	280,000 warrants 325,000 options	0.40%
Common	Alan Arnstein	-	220,000 options	-
Common	David Farnfield	500,000	500,000 warrants 300,000 options	0.72%
Common	David Hall	747,618	533,333 warrants 715,000 options	1.07%
	Total Directors/Management	9,380,062	3,156,667 warrants 3,026,072 options	13.44%

* Based on 69,795,584 shares outstanding as at December 4, 2020

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. At each Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on September 15, 2017 and most recently reapproved on April 2, 2020. A copy of the Stock Option Plan is provided as Exhibit 15(b) attached hereto. It will remain in effect until the next Annual General Meeting of Shareholders.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options, are described below. The terms of the original Stock Option Plan and the major changes in the Stock Option Plan (the “Plan”) are described below and provided as Exhibit 15(b) attached hereto.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2019, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2019, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On December 31, 2019, the Company’s shareholders’ list showed 52,472,619 common shares outstanding, an estimated 21 registered shareholders. The Company’s transfer agent provides that there are 21 registered shareholders with Canadian addresses.

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

7.A.4. Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B. Related Party Transactions

Related party transactions are described in Note 15 to the consolidated financial statements and are shown below. The remuneration of the Company’s directors and other members of key management, being the President, Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$
Accounts payable and accrued liabilities	321,656	-	13,152

Expenditures:
Management fees	175,000	150,000	60,010
Consulting fees	218,936	-	-
Salaries and benefits	-	-	132,613
Share-based compensation	41,383	289,008	280,864
Professional Fees	89,000	37,440	-

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2019. All related party transactions were in the normal course of business operations.

Audit Fees

For the year ended December 31, 2019, the Company expects to pay Manning Elliot LLP audit fees of $26,000.

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

8.B. Significant Changes

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business. The Company is now focused on the HealthTab - Point of Care Business in Canada.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "AVCR". The Company also trades on the Pink Sheets under the symbol “AVCRF”.

Table No. 11 lists the high, low and closing sales prices on the TSX Venture Exchange for the last twelve fiscal quarters, and last five fiscal years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing

Fiscal Quarter Ended September 30, 2020	0.15	0.02	0.15
Fiscal Quarter Ended June 30, 2020	0.07	0.015	0.03
Fiscal Quarter Ended March 31, 2020	0.04	0.01	0.035
Fiscal Quarter Ended December 31, 2019	0.06	0.015	0.03
Fiscal Quarter Ended September 30, 2019	0.07	0.02	0.03
Fiscal Quarter Ended June 30, 2019	0.15	0.05	0.065
Fiscal Quarter Ended March 31, 2019	0.10	0.055	0.06
Fiscal Quarter Ended December 31, 2018	0.225	0.075	0.10
Fiscal Quarter Ended September 30, 2018	0.19	0.1	0.15
Fiscal Quarter Ended June 30, 2018	0.25	0.15	0.18
Fiscal Quarter Ended March 31, 2018	0.75	0.175	0.175
Fiscal Quarter Ended December 31, 2017	0.415	0.120	0.320
Fiscal Quarter Ended September 30, 2017	0.220	0.140	0.195

Fiscal Year Ended December 31, 2018	0.75	0.075	0.10
Fiscal Year Ended December 31, 2017	0.49	0.12	0.32
Fiscal Year Ended December 31, 2016	0.231	0.214	0.22
Stub year Ended December 31, 2015	0.485	0.25	0.47
Fiscal Year Ended June 30, 2015	0.94	0.07	0.44

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,539,000	$0.23	2,420,000	$0.24	1,460,938	$1.38
Options granted	3,095,000	$0.06	665,000	$0.23	2,420,000	$0.24
Expired/Cancelled	(319,000)	$0.22	(415,000)	$0.24	(1,460,938)	$1.38
Exercised	(73,928)	$0.28	(131,000)	$0.23	-	-
Ending Balance	5,241,072	$0.13	2,539,000	$0.23	2,420,000	$0.24
Exercisable	5,241,072	$0.13	2,536,500	$0.23	2,420,000	$0.24

The following table summarizes information about share options outstanding and exercisable as at December 31, 2019:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.15	July 20, 2022 (1)	150,000	150,000
$0.15	September 27, 2022 (1)	150,000	150,000
$0.15	November 20, 2022 (1)	150,000	150,000
$0.28	December 8, 2022 (1)	1,181,072	1,181,072
$0.24	March 27, 2023 (1)	200,000	200,000
$0.21	April 11, 2023 (1)	175,000	175,000
$0.125	September 12, 2023 (1)	140,000	140,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	615,000	615,000
$0.05	October 1, 2024	2,060,000	2,060,000
		5,241,072	5,241,072

   (1) repriced to $0.10 subsequent to the year ended December 31, 2019

The weighted average remaining life of the stock options outstanding at December 31, 2019 is 3.94 years.

Warrants

Table No. 12 lists, as of December 31, 2019, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2019		Year Ended December 31, 2018		Year Ended December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	13,852,264	$0.28	8,381,326	$0.20	-	-
Warrants issued	6,852,400	$0.15	8,446,438	$0.33	10,655,326	$0.20
Exercised	-	-	(2,975,500)	$0.20	(2,274,000)	$0.20
Issued and exercisable	20,704,664	$0.24	13,852,264	$0.28	8,381,326	$0.20

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2019:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.15	August 13, 2021	6,852,400
$0.33	April 15, 2020(1)	3,030,303
$0.33	July 31, 2020(1)	5,416,135
		20,704,664

(1) Expired unexercised subsequently.

The weighted average remaining life of the warrants outstanding at December 31, 2019 is 1.44 years.

9.A.6. Differing Rights

---No Disclosure Necessary---

9.A.7.a. Subscription Warrants/Right

---No Disclosure Necessary---

9.A.7.b. Convertible Securities/Warrants

---No Disclosure Necessary---

9.C. Stock Exchanges Identified

The common shares of the Company are listed on the TSX Venture Exchange which is headquartered in Toronto, Ontario under the symbol “AVCR” and  in United States quoted on the Pink Sheets under the symbol “AVCRF”.

Refer to ITEM #9.A.4 for trading information and history. At this time, the Company is not seeking a listing on any other stock exchange.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2019, there were an unlimited number of common shares authorized and 52,472,619 common shares issued and outstanding.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $3.40	29,411	$100,000
Fiscal 2002	Canadian Prospectus Offering (IPO) @$6.80	30,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $6.80	3,750	$25,500
Fiscal 2004	Private Placement @$6.00	8,666	$52,000
	Private Placement @$8.00	155,000	$1,240,000
Fiscal 2005	Private Placement @ $4.00	75,000	$300,000
Fiscal 2006	Private Placement @$2.00 Private Placement @$2.00	97,900 27,500	$195,800 $55,000
Fiscal 2007	Private Placement @$6.00 Private Placement @$4.00	35,750 200,000	$71,500 $800,000
Fiscal 2008	Private placement @ $4.80	50,000	$240,000
	Private placement @ $6.00	87,500	$525,000
Fiscal 2009	N/A	N/A	N/A
Fiscal 2010	Private placement @$10.00	150,000	$1,500,000
Fiscal 2011	Private placement @$4.00 Private placement @$4.00	81,875 50,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.40	140,000	$56,000
Fiscal 2013	Private placement @$0.40	2,000,000	$800,000
Fiscal 2014	Private placement @$0.40	937,500	$375,000
Fiscal 2015	Private placement @$0.60	1,901,833	$1,141,000
Fiscal 2016	N/A	N/A	N/A
Fiscal 2017	Private placement @$0.15	10,585,326	$1,587,799
Fiscal 2018	Private placement @$0.15	5,327,335	$799,100
Fiscal 2019	Private placement @$0.05	6,852,400	$342,620
Fiscal 2019	Private placement @$0.07	4,206,435	$294,450

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

The Company must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination. The meeting must be held within 15 months of the previous annual shareholders meeting and must present audited statements which are dated no more than six months prior to such meeting.

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

Insider Share Ownership Reporting

The Articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company’s shareholders. There are no requirements under the BCA to report ownership of shares of the Company but Applicable Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2019 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2019 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements was Manning Elliot for the year ended December 31, 2019, Davidson & Company LLP for 2018 & 2017 and Adam Sung Kim Ltd. for 2016. Their audit reports for the years ended December 31, 2019, 2018, and 2017 are included with the related consolidated financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2019.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2019, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2019.

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

The Company’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board of Directors is composed of a majority of independent directors. The Board of Directors, at present, is composed of six directors, four of which are considered to be independent. Two directors, Mr. Bob Rai and Mr. Hector Bremner are also a senior officers. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Manning Elliot LLP for the year ended December 31, 2019 and Davidson & Company LLP during the years ended December 31, 2018 and 2017. The following table sets out the aggregate fees billed by Manning Elliot LLP and Davidson & Company LLP over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2019	$26,000	$Nil	$Nil	$Nil (0%)
December 31, 2018	$65,000	$Nil	$4,500	$Nil (0%)
December 31, 2017	$35,000	$Nil	$5,500	$Nil (0%)

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

---Not applicable---

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 2, 2020, the Company’s shareholders appointed Manning Elliott LLP, Chartered Professional Accountants, as the Company’s auditors. There were no disagreements between the Company and its former auditors, Davidson & Company LLP, and Davidson & Company LLP’s report on the financial statements for the prior fiscal period contained no adverse opinions or disclaimer of opinions. The Company did not consult with Manning Elliott LLP during the two fiscal years prior to their engagement regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

The Company has provided Davidson & Company LLP with a copy of this disclosure and they have provided a letter which agrees with the statements made by the Company. A copy of this letter has been filed as an exhibit to the Company’s Form 20-F Annual Report.

We requested the Company's new independent registered public accounting firm, Manning Elliott LLP, to review the disclosure in response to this Item 16F and provided an opportunity for Manning Elliott LLP to furnish the Company with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of the Company's expression of its views, or the respects in which it does not agree with the statements made by the Company in response to Item 16F. Manning Elliott LLP LLP did not provide any such letter to the Company in response to this request.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Manning Elliott LLP and Davidson & Company LLP, Chartered Professional Accountants, are included herein immediately preceding the audited financial statements.

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

(A) Financial information

(i)Audited Consolidated Financial Statements for the year ended December 31, 2019.

1.Auditor’s Reports, dated April 29, 2020 and May 30, 2019.

2.Consolidated Statements of Financial Position at December 31, 2019 and 2018.

3.Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018, and 2017.

4.Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2019, 2018, and 2017.

5.Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018, and 2017.

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
15. Additional exhibits:
a)Audit Committee Charter
b)Stock Option Plan
c)Letter from former auditor Davidsons & Company LLP, dated December 4, 2020*

16. Mine Safety Disclosures – N/A
101.INS* XBRL Instance Document
101.SCH* XBRL Taxonomy Extension Schema Document
101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB* XBRL Taxonomy Extension Label Linkbase Document
101.PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

Avricore Health Inc.

Consolidated Financial Statements

For the year ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avricore Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avricore Health Inc. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2019, and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the year ended December 31, 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and its financial performance and its cash flows for the year ended December 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matter

The consolidated financial statements for the years ended December 31, 2018 and 2017, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 30, 2019.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

April 29, 2020

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.) (the “Company”), as of December 31, 2018, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company a of December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2017.

“DAVIDSON & COMPANY LLP”

Avricore Health Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2019	December 31, 2018
		$	$
ASSETS

Current Assets
Cash and cash equivalents		13,799	84,442
Accounts receivable	5	15,474	280,280
Prepaid expenses	6	179,123	286,246
Inventories	7	-	102,499
		208,396	753,467

Equipment	9	-	21,005
Intangible assets	10	3	425,733
Total Assets		208,399	1,200,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	11	652,460	314,239
Lease liabilities	12	21,390	-
		673,850	314,239

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	13	21,400,106	20,783,372
Subscription		10,000	-
Shares to be issued	4	100,000	211,167
Reserves	13	5,358,462	5,119,838
Deficit		(27,334,019)	(25,228,411)
		(465,451)	885,966
Total Liabilities and Shareholders’ Equity (Deficiency)		208,399	1,200,205

Nature of operations and going concern (Note 1)

Segmented information (Note 19)

Subsequent events (Note 22)

Approved and authorized on behalf of the Board of Directors on April 29, 2020.

     “Sukhwinder Bob Rai”                 “David Hall”

Sukhwinder Bob Rai, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

	Note	2019	2018	2017

		$	$	$

Revenue		33,000	15,295	-

Cost of Sales		18,502	16,258	-

Gross profit (loss)		14,498	(963)	-

Expenses
Amortization		180,469	526,243	4,325
Consulting	17	509,734	494,783	92,378
General and administrative	15	198,837	377,690	511,820
Management fees	17	175,000	150,000	60,010
Professional fees	17	219,948	268,621	279,097
Selling and marketing	14	247,243	283,587	73,390
Share-based compensation	17	86,420	372,137	311,389
		1,617,651	2,473,061	1,332,409
Other income (expense)
Finance costs		(5,144)	(102)	(262)
Gain on debt settlement		3,058	5,119	-
Interest income		405	1,715	-
Write down of intangible assets	10	(313,514)	(946,173)	-
Write down of equipment		-	(45,114)	-
Other income		2,096	438	35,095
Net loss from continuing operations		(1,916,252)	(3,458,141)	(1,297,576)

Loss from discontinued operations	16	(189,356)	(678,661)	(1,439,141)

Net loss and comprehensive loss for the year		(2,105,608)	(4,136,802)	(2,736,717)

Basic and Diluted Loss Per Share
Continuing operations		(0.04)	(0.10)	(0.07)
Discontinued operations		(0.00)	(0.02)	(0.08)
		(0.04)	(0.12)	(0.15)
Weighted Average Number of Common Shares Outstanding		47,292,091	33,869,642	18,393,169

Segmented information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$

Balance, December 31, 2016	15,001,297	16,320,006	-	-	209,774	3,743,105	(18,354,892)	1,917,993
Private placements	10,585,326	1,587,799	-	-	-	-	-	1,587,799
Share issuance cost	-	(22,114)	-	-	11,614	-	-	(10,500)
Exercise of warrants	2,274,000	454,800	-	-	-	-	-	454,800
Acquisition of HealthTab Inc.	-	-	973,333	-	-	-	-	973,333
Share-based compensation	-	-	-	-	-	311,389	-	311,389
Net loss	-	-	-	-	-	-	(2,736,717)	(2,736,717)
Balance, December 31, 2017	27,860,623	18,340,491	973,333	-	221,388	4,054,494	(21,091,609)	2,498,097
Shares issued for cash, net	5,327,335	771,504	-	-	9,332	-	-	780,836
Exercise of warrants	2,975,500	603,310	-	-	(8,210)	-	-	595,100
Exercise of stock options	131,000	69,001	-	-	-	(40,181)	-	28,820
Shares issued for services	233,450	43,915	11,167	-	-	-	-	55,082
Acquisition of HealthTab Inc.	2,666,667	773,333	(773,333)	-	-	-	-	-
Acquisition of Corozon Platform	909,090	181,818	-	-	-	-	-	181,818
Acquisition of distribution rights	-	-	-	-	510,878	-	-	510,878
Share-based compensation	-	-	-	-	-	372,137	-	372,137
Net loss	-	-	-	-	-	-	(4,136,802)	(4,136,802)
Balance, December 31, 2018	40,103,665	20,783,372	211,167	-	733,388	4,386,450	(25,228,411)	885,966
Shares issued for cash, net	11,058,835	465,760	-	-	171,310	-	-	637,070
Exercise of stock options	73,928	39,807	-	-	-	(19,106)	-	20,701
Shares issued for services	125,081	11,167	(11,167)	-	-	-	-	-
Acquisition of HealthTab Inc.	1,111,110	100,000	(100,000)	-	-	-	-	-
Shares subscribed	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	86,420	-	86,420
Net loss	-	-	-	-	-	-	(2,105,608)	(2,105,608)
Balance, December 31, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,453,764	(27,334,019)	(465,451)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

	2019	2018	2017
	$	$	$
Operating Activities
Net loss from continuing operations	(1,916,252)	(3,458,141)	(1,297,576)
Adjustment for the non-cash items:
Amortization	180,469	526,243	4,325
Finance cost	5,144	-	-
Share-based payments	86,420	372,137	311,389
Write down of intangible assets	313,514	946,173	-
Write down of equipment	-	45,114	-
Gain on debt settlement	(3,058)	(5,119)	-
Services paid/to be paid in shares	-	55,082	-

Change in working capital items:
Prepaid expenses and deposits	107,123	161,269	(870)
Accounts payable and accrued liabilities	364,306	(53,648)	(58,043)
Net cash used in operating activities	(862,334)	(1,410,890)	(1,040,775)
Net cash provided by (used in) operating activities of discontinued operations	175,927	(314,157)	(726,521)
	(686,407)	(1,725,047)	(1,767,296)

Investing Activities
Intangible assets	-	(50,000)	-
Acquisition net of cash received	-	(100,000)	(128,768)
Net cash used in investing activities	-	(150,000)	(128,768)
Net cash used in investing activities of discontinued operations	-	(5,000)	(3,784)
	-	(155,000)	(132,552)

Financing Activities
Proceeds from issuance of shares, net	637,070	780,836	1,577,299
Subscriptions received	10,000	-	-
Proceeds from exercise of options	20,701	28,820	-
Proceeds from exercise of warrants	-	595,100	454,800
Lease payments	(52,007)	-	-
Net cash provided by financing activities	615,764	1,404,756	2,032,099
Net cash provided by financing activities of discontinued operations	-	-	-
	615,764	1,404,756	2,032,099

Increase (Decrease) in Cash	(70,643)	(475,291)	132,251
Cash and Cash Equivalents, Beginning of year	84,442	559,733	427,482
Cash and Cash Equivalents, End of year	13,799	84,442	559,733

Cash and Cash Equivalents Consist of:
Cash	13,799	67,494	549,678
Guaranteed Investment Certificates	-	16,948	10,055
Cash and cash equivalents	13,799	84,442	559,733

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POC”).

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

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	$	$	$
Deficit	(27,334,019)	(25,228,411)	(21,091,609)
Working capital	(465,454)	439,228	1,272,259

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, several measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company continues to operate the business forward at this time. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s operations, including the duration and impact on the Company’s future plans, cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2020.

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The consolidated financial statements for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

2.BASIS OF PRESENTATION (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(n). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

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

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Revenue recognition

The Company’s revenues are generated from operating leases of the POC system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts. The Company also earned revenue from the sale of over-the-counter pharmaceuticals (“OTC”), however, the Company discontinued this segment during the year ended December 31, 2019 (see Note 16).

The Company recognizes revenue to depict the transfer of goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

•Identify the contract with a client;

•Identify the performance obligations in the contract;

•Determine the transaction price;

•Allocate the transaction price to the performance obligations; and

•Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company's arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a)Revenue recognition (continued)

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of our transactions, our marketing strategy, historical sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its clients after invoicing within the normal 28-day commercial terms. If a client is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected.

b)Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively.

A contract is, or contains, a lease if the contract conveys a lessee the right to control the use of lessor’s identified asset for a period of time in exchange for consideration.

Upon the adoption of IFRS 16, the Company adopted the following significant accounting policy effective January 1, 2019:

The Company as a lessee

A lease liability is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease liability, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term. Interest expense is recognized on the lease liabilities using the effective interest rate method and payments are applied against the lease liability.

On adoption of IFRS 16, the Company recognized lease liabilities of $68,253 in relation to lease arrangements measured at the present value of the remaining lease payments, adjusted by commitments in relation to arrangements not containing leases, short-term and low-value leases, and discounted using the Company’s incremental borrowing rate as of January 1, 2019. The incremental borrowing rate used to determine the lease liabilities at adoption was 12%. The associated right-of-use assets were measured at the amount equal to the lease liabilities on January 1, 2019, with no impact on deficit. See Note 8 – "Right-of-Use Assets" and Note 12 – "Lease Liabilities" for additional information regarding the Company's leases.

Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

-The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease liabilities, and the resulting interest expense and depreciation expense, may differ due to changes in the market conditions and lease term.

-Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)Leases

The Company as a lessor

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset. All other leases are classified as finance leases.

Leases of the Company’s POC systems to customers are classified are operating leases. Lease payments from operating leases are recognized as income on a straight-line basis. All costs, including depreciation, incurred in earning the operating lease income are recognized as an expense. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the lease income. The depreciation for depreciable underlying assets subject to operating leases is in accordance with depreciation policy for the Company’s equipment.

c)Foreign currency

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

d)Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

e)Inventory

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

f)Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and computer systems are amortized at 30%, and the straight-line method for leasehold improvements over the term of the lease.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)Intangible assets

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

h)Share-based payments

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

i)Share capital

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

j)Loss per share

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

k)Income taxes

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)Income taxes (continued)

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

l)Financial Instruments

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

The Company has classified its cash and cash equivalents as FVTPL and accounts receivable, accounts payable and lease liabilities as amortized cost.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)Financial Instruments

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

m)Impairment of equipment and intangible assets

At the end of each reporting period, if there are indicators of impairment, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

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

n)Significant accounting estimates and judgments

Estimates

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Significant accounting estimates and judgments (continued)

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intangible assets

The recoverability of the carrying value of the intangible assets is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

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

Judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above for Revenue Recognition have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

Deferred tax assets

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Significant accounting estimates and judgments (continued)

Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future.  The factors considered by management are disclosed in Note 1.

o)Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to confirm to the current period’s presentation on the consolidated statements of financial position, comprehensive loss and changes in equity.

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

•Issue 880,000 common shares no later than 245 days after the closing date (issued);

•Issue 906,667 common shares no later than 365 days after the closing date (issued);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020 (issued subsequent to the year end)

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations. The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2020 share issuances to be $100,000 (See note 23).

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2019	December 31, 2018
	$	$
Trade receivables	12,375	193,465
GST receivable	3,099	86,815
	15,474	280,280

6.PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expense to vendors of $152,704 (2018 - $252,751), security deposit for office of $8,420 (2018 - $8,420), prepaid business insurance of $5,999 (2018 - $13,075) and security deposits of $12,000 (2018 - $12,000).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

7.INVENTORIES

At December 31, 2019 and December 31, 2018, the Company’s inventory consists of the following:

	December 31, 2019	December 31, 2018
	$	$
Finished goods	-	102,499
	-	102,499

Inventories expensed to cost of sales which are included in discontinued operations during the year ended December 31, 2019 are $33,185 (2018 - $153,509; 2017 - $198,588). During the year ended December 31, 2019, the Company recorded a write-down of inventory of $109,941 (2018 - $227,025; 2017 - $745,977) in relation to of discontinued operations.

8.RIGHT-OF-USE ASSET

Office Lease
$
Cost
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Additions	-
Balance, December 31, 2019	68,253

Accumulated Amortization
Balance, December 31, 2018	-
Amortization	68,253
Balance, December 31, 2019	68,253

Carrying value as at December 31, 2019 and 2018	-

Right-of-use asset comprised of the Company’s leased office space. During the year ended December 31, 2019, the Company determined it would terminate the remaining lease, and accordingly amortized 100% of the right-of-use asset to $Nil. Refer to Note 23 for further information.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

9.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$	$
Cost
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Additions	5,000	-	-	-	5,000
Write down	(1,637)	(62,972)	-	-	(64,609)
Balance, December 31, 2018	10,854	3,898	38,896	24,182	77,830
Write down	(10,854)	(3,898)	(38,896)	(24,182)	(77,830)
Balance, December 31, 2019	-	-	-	-	-

Accumulated Amortization
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Amortization	3,264	19,422	4,067	1,849	28,602
Write down	(495)	(19,000)	-	-	(19,495)
Balance, December 31, 2018	4,381	2,552	29,409	20,483	56,825
Amortization	1,942	404	2,845	1,110	6,301
Write down	(6,323)	(2,956)	(32,254)	(21,593)	(63,126)
Balance, December 31, 2019	-	-	-	-	-

Carrying value
As at December 31, 2018	6,473	1,346	9,487	3,699	21,005
As at December 31, 2019	-	-	-	-	-

The write-off of equipment of $14,704 during the year ended December 31, 2019 is included in discontinued operations.

10.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
	$	$	$	$
Cost
Balance, December 31, 2017	1,140,283	-	-	1,140,283
Acquired assets	-	231,818	510,878	742,696
Write down	(1,140,282)	(231,817)	-	(1,372,099)
Balance, December 31, 2018	1	1	510,878	510,880
Write down	-	-	(510,877)	(510,877)
Balance, December 31, 2019	1	1	1	3

Accumulated Amortization
Balance, December 31, 2017	4,166	-	-	4,166
Amortization	380,093	41,667	85,147	506,907
Write down	(384,259)	(41,667)	-	(425,926)
Balance, December 31, 2018	-	-	85,147	85,147
Amortization	-	-	112,216	112,216
Write down	-	-	(197,363)	(197,363)
Balance, December 31, 2019	-	-	-	-

Carrying value
As at December 31, 2018	1	1	425,731	425,733
As at December 31, 2019	1	1	1	3

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

10.INTANGIBLE ASSETS (continued)

On April 11, 2018, the Company entered into an asset purchase agreement with Corozon Consulting Corporation for the acquisition of the Corozon Platform. The Corozon Platform consists of two complementary modules: Corozon Academy which offers practical professional education to community pharmacists and Corozon Hardware which is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. In consideration, the Company paid twelve monthly instalments totaling $50,000 and issued 909,090 common shares valued at $181,818.

On April 15, 2018, the Company entered into a supply and distribution agreement with Emerald Health Therapeutics, Inc. (“Emerald”) to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. In consideration, the Company issued 3,030,303 warrants to Emerald valued at $510,878 to acquire 3,030,303 common shares of the Company at a price of $0.33 per share until April 15, 2020.

During the year ended December 31, 2018, the Company performed an assessment and determined that the carrying value of the intangible assets exceeded the recoverable amount and accordingly recognized impairment of the intangible assets related to HealthTab acquisition and Corozon Platform acquisition in the amount of $964,173.

During the year ended December 31, 2019 the Company performed an assessment and determined that the carrying value of the intangible asset exceeded the recoverable amount and accordingly recognized impairment of the intangible asset related to Emerald acquisition in the amount of $313,514. The impairment can be reversed in future periods when there is a change in circumstances and the estimates used to determine the asset's recoverable amount.

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31, 2019 and 2018, the Company’s accounts payable and accrued costs consist of the following:

	December 31, 2019	December 31, 2018
	$	$
Trade accounts payable	625,460	226,575
Accrued liabilities	27,000	87,664
	652,460	314,239

12.LEASE LIABILITIES

$
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Finance cost	5,144
Lease payments	(52,007)
Balance, December 31, 2019	21,390
Current portion of lease liabilities	21,390
Non-current portion of lease liabilities	-

13.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

Issued share capital

During the year ended December 31, 2019:

The Company issued 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 4).

The Company issued 73,928 common shares pursuant to the exercise of 73,928 stock options for gross proceeds of $20,701. $19,108 was reclassified from reserves to share capital on exercise of the options.

The Company issued 125,081 common shares to a vendor valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

The Company closed a private placement 4,206,435 common shares at a price of $0.07 per share for gross proceeds of $294,450.

The Company closed a private placement and issued 6,852,400 units at a price of $0.05 per unit for gross proceeds of $342,620. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.15 per share until August 13, 2021. The fair value of common shares was $171,310 based on share price and, the residual value of $171,310 was allocated to the warrants.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

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

The changes in share options including those granted to directors, officers, employees and consultants during years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,539,000	$0.24	2,420,000	$0.24	1,460,938	$1.38
Options granted	3,095,000	$0.06	665,000	$0.23	2,420,000	$0.24
Expired/Cancelled	(319,000)	$0.22	(415,000)	$0.24	(1,460,938)	$1.38
Exercised	(73,928)	$0.28	(131,000)	$0.22	-	-
Ending Balance	5,241,072	$0.13	2,539,000	$0.24	2,420,000	$0.24
Exercisable	5,241,072	$0.13	2,536,500	$0.24	1,188,750	$0.22

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

13.    SHAREHOLDERS’ EQUITY (continued)

Stock options (continued)

The following table summarizes information about share options outstanding and exercisable as at December 31, 2019:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.15	July 20, 2022	150,000	150,000
$0.15	September 27, 2022	150,000	150,000
$0.15	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,181,072	1,181,072
$0.24	March 27, 2023	200,000	200,000
$0.21	April 11, 2023	175,000	175,000
$0.125	September 12, 2023	140,000	140,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	615,000	615,000
$0.05	October 1, 2024	2,060,000	2,060,000
		5,241,072	5,241,072

The weighted average remaining life of the stock options outstanding at December 31, 2019 is 3.94 years.

Share-based compensation

Share-based compensation of $86,420 was recognized during the year ended December 31, 2019 (2018 - $372,137; 2017 - $311,389) for stock options granted and vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Expected life	5.0 years	5.0 years	2.0 – 5.0 years
Volatility	110% - 143%	142% - 157%	148% - 164%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.58% - 1.86%	2.03% - 2.24%	1.23% - 1.69%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	13,852,264	$0.28	8,381,326	$0.20	-	-
Warrants issued	6,852,400	$0.15	8,446,438	$0.33	10,655,326	$0.20
Expired/Cancelled	-	-	-	-	-	-
Exercised	-	-	(2,975,500)	$0.20	(2,274,000)	$0.20
Outstanding	20,704,664	$0.24	13,852,264	$0.28	8,381,326	$0.20

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2019:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.15	August 13, 2021	6,852,400
$0.33	April 15, 2020	3,030,303
$0.33	July 31, 2020	5,416,135
		20,704,664

The weighted average remaining life of the warrants outstanding at December 31, 2019 is 1.44 years.

The fair value of the finders’ warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31,
	2019	2018	2017
Expected life	-	2.0 years	5.0 years
Volatility	-	154% - 169%	154% - 159%
Dividend yield	-	0%	0%
Risk-free interest rate	-	2.05% - 2.10%	1.15% - 1.62%

14.SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2019	2018	2017
	$	$	$
Marketing and advertising	44,693	164,420	10,890
Shareholder communications	202,550	119,167	62,500
	247,243	283,587	73,390

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

15.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2019	2018	2017
	$	$	$
Bank service charges	5,916	3,969	6
Filing and registration fees	72,076	94,029	74,898
Foreign exchange	150	692	3,630
Insurance	33,557	18,147	34,573
Office maintenance	49,713	86,700	180,984
Payroll	-	68,417	120,080
Rent	15	50,336	49,229
Investor relations	1,990	9,974	7,174
Travel	35,420	45,426	41,246
	198,837	377,690	511,820

16.DISCONTINUED OPERATIONS

During the year ended December 31, 2019, the Company discontinued operations of its OTC pharmaceuticals products business division business segment. During the year ended December 31, 2019, 2018 and 2017, the loss attributable to the discontinued operations are as follows:

Year ended December 31,
	2019	2018	2017
	$	$	$
Sales	129,776	812,666	1,617,083
Marketing, promotional activities	(27,842)	(317,929)	(1,079,369)
Net Revenue	101,934	494,737	537,714

Cost of Sales	33,481	172,136	290,871
Gross profit (loss)	68,453	322,601	246,843

Expenses
Amortization	6,301	9,266	9,529
Product registration and development	5,458	251,508	242,303
General and administrative	-	40,967	65,404
Selling and marketing	121,405	472,496	622,771
	133,164	774,237	940,007
Other income (expense)
Write-down of inventories	(109,941)	(227,025)	(745,977)
Write-down of equipment	(14,704)	-	-

Net loss from discontinued operations	(189,356)	(678,661)	(1,439,141)

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

16.DISCONTINUED OPERATIONS (continued)

The net cash flows attributable to the discontinued operations are as follows:

Year ended December 31,
	2019	2018	2017
	$	$	$
Operating Activities
Net loss from discontinued operations	(189,356)	(678,661)	(1,439,141)
Adjustment for the non-cash items:
Amortization	6,301	9,266	9,529
Write-down of inventories	109,941	227,025	745,977
Write-down of equipment	14,704	-	-

Change in working capital items:
Accounts receivable	264,806	170,157	268,968
Prepaid expenses and deposits	-	5,438	(410,939)
Inventories	(7,442)	(118,299)	99,085
Accounts payable and accrued liabilities	(23,027)	70,917	-
	175,927	(314,157)	(726,521)

Investing Activities
Purchase of equipment	-	(5,000)	(3,784)

Increase (Decrease) in Cash	175,927	(319,157)	(730,305)

17.RELATED PARTY TRANSACTIONS

For the year ended December 31, 2019, 2018 and 2017, the Company recorded the following transactions with related parties:

a)$45,000 in consulting fees and $31,250 in management fees to the Chief Executive Officer of the Company (2018 - $nil; 2017 - $nil).

b)$143,750 in management fees to the President and former Chief Executive Officer of the Company (2018 - $150,000; 2017 - $132,613 in salaries and benefit).

c)$75,000 in professional fees to a company controlled by the Chief Financial Officer of the Company (2018 - $nil; 2017 - $nil)

d)$47,270 in consulting fees to a Company of which a former Chief Financial Officer and former Corporate Secretary of the Company are employees (2018 - $nil; 2017 - $nil).

e)$14,000 in professional fees to a Company controlled by a former Chief Financial Officer (2018 - $37,440; 2017 - $nil).

f)$nil in management fees to a Company controlled by a former Chief Executive Officer (2018 - $nil; 2017 - $24,000).

g)$nil in management fees to a Company controlled by a former Chief Financial Officer (2018 - $nil; 2017 - $36,010).

h)$126,667 in consulting fees to an officer of the Company’s subsidiary, HealthTab Inc. (2018 - $Nil; 2017 - $nil).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

17.    RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended December 31,
	2019	2018	2017
	$	$	$
Consulting fees	218,936	-	-
Professional fees	89,000	37,440	-
Management fees	175,000	150,000	60,010
Salaries and benefits	-	-	132,613
Share-based compensation	41,383	289,008	280,864
	524,319	476,448	473,487

As at December 31, 2019 and 2018, the following amounts due to related parties were included in accounts payable and accrued liabilities:

Due to	2019	2018
	$	$
President and former Chief Executive Officer	134,339	-
Chief Executive Officer	59,304	-
Company controlled by the CFO	5,513	-
Officer of HealthTab Inc.	122,500
Total	321,656	-

18.CAPITAL DISCLOSURES

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2019.

19.SEGMENTED INFORMATION

At December 31, 2019, the Company has only one segment, being the HealthTab - Point of Care Business in Canada.

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business (see Note 16).

20.SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2019 the Company:

-issued in total 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (Notes 4 and 13).

-issued 125,081 common shares to a vendor valued at $11,167.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

20.SUPPLEMENTAL CASH FLOW INFORMATION (continued)

During the year ended December 31, 2018, the Company:

-granted 3,030,303 warrants valued at $51,878 to Emerald for certain intangibles (Notes 10 and 13);

-issued in total 2,666,667 common shares valued at $773,333 related to the acquisition of HealthTab (Notes 4 and 13);

-issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform (Notes 10 and 13);

-issued 233,450 common shares to a vendor valued at $43,915.

-issued a total of 88,800 finder’s warrants with a fair value of $9,332 (Note 11).

During the year ended December 31, 2017 the Company:

-issued a total of 70,000 finder’s warrants with a fair value of $11,614 (Note 11);

-completed the acquisition of all the common shares of HealthTab through shares to be issued of $973,333 and an asset acquisition liability of $100,000 (Note 4)

21.INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2019, 2018 and 2017:

	2019	2018	2017

Loss for the year	$ (2,105,608)	$ (4,136,802)	$ (2,736,717)

Expected income tax (recovery)	$ (569,000)	$ (1,117,000)	$ (712,000)
Change in statutory, foreign tax, foreign exchange rates and other	25,000	(133,000)	(155,000)
Permanent differences	24,000	103,000	85,000
Share issue cost	(5,000)	(5,000)	(3,000)
Adjustment to prior years provision versus statutory tax returns & expiry of non-capital losses	572,000	(9,000)	-
Change in unrecognized deductible temporary differences	(47,000)	1,161,000	785,000
Total income tax expense (recovery)	$ -	$ -	$ -

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2019	2018
	$	$
Deferred tax assets (liabilities)
Share issue costs	4,000	22,000
Property and equipment	164,000	159,000
Intangible asset	157,000	180,000
Non-capital losses	5,016,000	5,027,000
Total	5,341,000	5,388,000
Unrecognized deferred tax assets	(5,341,000)	(5,388,000)
Total income tax expense (recovery)	-	-

The Company has approximately $18,580,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

22.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash, accounts receivable, accounts payable, and lease liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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

Approximately 45% of trade receivables are due from one customer at December 31, 2019 (2018 – 51% from one customer).

Pursuant to their collective terms, accounts receivable from customers were aged as follows:

	December 31, 2019	December 31, 2018
	$	$
Not past due	-	223,249
Under 30 days past due	-	25,165
31 – 90 days past due	3,099	1,945
Over 90 days past due	12,375	29,921
	15,474	280,280

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Due to the ongoing COVID-19 pandemic, liquidity risk has been assessed as high.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised.

As at December 31, 2019, the Company’s liabilities were comprised of accounts payable and accrued liabilities and lease liabilities of $673,850 (2018 - $314,239).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

22.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable and accounts payable, carrying amounts approximate fair value due to their short-term maturity;

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

23.   SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company:

a) The Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company has paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares to the lender representing 20% of the aggregate sum of the loan.

b) The Company issued 2,000,000 common shares related to acquisition of HealthTab Inc.

c) 3,030,303 warrants exercisable at $0.33 each expired unexercised.

d)The Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and agreed to pay the outstanding rent for the months of January to March, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: December 4, 2020	AVRICORE HEALTH INC.

By: /s/
Kiki Smith,
Chief Financial Officer