Form 20-F
period 2020-12-31
Avricore Health Inc.
filed 2021-06-23
CIK 1355736

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

3500 – 1055 Dunsmuir Street, PO Box 49114, Vancouver British Columbia, V7X 1H7

Contact person: Hector Bremner, Phone: (604) 773-8943 Email hector.bremner@avricorehealth.com

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  December 31, 2020    69,795,584

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐     No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2020 unless an earlier or later date is indicated.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

PART I4

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE4

ITEM 3. KEY INFORMATION4

ITEM 4. INFORMATION ON THE COMPANY11

ITEM 4A UNRESOLVED STAFF COMMENTS15

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS15

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES23

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS32

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

SIGNATURES28

ii

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

The Company’s year end is December 31, 2020.

Table No. 3 is derived from the audited financial statements of the Company, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”) and effective for the Company’s reporting period ended December 31, 2020.

Table No. 3

Selected Financial Data

(CDN$)

	Year Ended Dec 31, 2020	Year Ended Dec 31, 2019	* Year Ended Dec 31, 2018	* Year Ended Dec 31, 2017	* Year Ended Dec 31, 2016
IFRS
Revenue from continuing operations	33,030	33,000	15,295	-	-
Net loss from continuing operations	(1,173,966)	(1,916,252)	(3,458,141)	(1,297,576)	(1,645,214)
Net loss from discontinued operations	-	(189,356)	(678,661)	(1,439,141)	(968,690)
Basic and diluted loss per share Continuing operations Discontinued operations	(0.02) -	(0.04) (0.00)	(0.10) (0.02)	(0.07) (0.08)	(0.11) (0.07)
Dividends Per Share	-	-	-	-	-
Weighted Average Shares	60,449,165	47,292,091	33,869,642	18,393,169	14,907,103
Period-end Shares	69,795,584	52,472,619	40,103,665	27,860,623	15,001,297

Working capital (deficit)	(714,044)	(465,454)	439,228	1,272,259	1,886,976
Sponsorship liability	-	-	-	-	-
Long-term debt	-	-	-	-	-
Share capital	22,286,852	21,400,106	20,783,372	18,340,491	16,320,006
Shareholders’ equity (deficit)	(714,041)	(465,451)	885,966	2,498,097	1,917,993
Total Assets	440,090	208,399	1,200,205	2,900,186	2,275,335

US GAAP
Net Loss from continuing operations	(1,173,966)	(1,916,252)	(3,458,141)	(1,297,576)	(1,645,214)
Net Loss from discontinued operations	-	(189,356)	(678,661)	(1,439,142)	(968,690)
Loss per share Continuing operations Discontinued operations	(0.02) -	(0.04) (0.00)	(0.10) (0.02)	(0.07) (0.08)	(0.11) (0.07)
Shareholders’ Equity (Deficit)	(714,041)	(465,451)	885,966	2,498,097	1,917,993
Total Assets	440,090	208,399	1,200,205	2,900,186	2,275,335

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

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of year ended December 31, 2020 and four most recent fiscal years, December 31, 2019, December 31, 2018, December 31, 2017, and December 31, 2016, the average rates for the period and the range of high and low rates for the period. The data for each month during the most recent five months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

Year Ended 12/31/20	$ 1.34	$ 1.45	$ 1.27	$ 1.27
Year Ended 12/31/19	1.33	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17

Three Months Ended 12/31/20	$ 1.30	$ 1.33	$ 1.27	$ 1.27
Three Months Ended 9/30/20	1.33	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36
Three Months Ended 3/31/20	1.34	1.45	1.30	1.42
Three Months Ended 12/31/19	$ 1.32	$ 1.33	$ 1.30	$ 1.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.34	1.35	1.31	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34
Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29
Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33
Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12

May 2021		1.23	1.21	1.21
April 2021		1.26	1.23	1.23
March 2021		1.27	1.25	1.26
February 2021		1.28	1.25	1.27
January 2021		1.28	1.26	1.28

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

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year Ended	Nature of Share Issuance		Number of Shares	Amount ($)
30-Jun-2001	Private Placement @	$0.34	294,119	$100,000
30-Jun-2002	Canadian Prospectus Offering (IPO) @	$0.68	300,000	$204,000
30-Jun-2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @	$0.68	37,500	$25,500
30-Jun-2004	Private Placement @	$0.60	86,667	$52,000
	Private Placement @	$0.80	1,550,000	$1,240,000
30-Jun-2005	Private Placement @	$0.40	750,000	$300,000
30-Jun-2006	Private Placement @	$0.20	979,000	$195,800
	Private Placement @	$0.20	275,000	$55,000
30-Jun-2007	Private Placement @	$0.20	357,500	$71,500
	Private Placement @	$0.40	2,000,000	$800,000
30-Jun-2008	Private Placement @	$0.48	500,000	$240,000
	Private Placement @	$0.60	875,000	$525,000
30-Jun-2009	N/A			N/A
30-Jun-2010	Private Placement @	$1.00	1,500,000	$1,500,000
30-Jun-2011	Private Placement @	$0.40	818,750	$327,500
	Private Placement @	$0.40	500,000	$200,000
30-Jun-2012	Private Placement @	$0.40	140,000	$56,000
30-Jun-2013	Private Placement @	$0.40	2,000,000	$800,000
30-Jun-2014	Private Placement @	$0.40	937,500	$375,000
30-Jun-2015	Private Placement @	$0.60	1,901,833	$1,141,100
Stub period ended 31-Dec-2015	N/A			N/A
31-Dec-2016	N/A			N/A
31-Dec-2017	Private Placement @	$0.15	10,585,326	$1,587,799
31-Dec-2018	Private Placement @	$0.15	5,327,335	$799,100
31-Dec-2019	Private Placement @	$0.05	6,852,400	$342,620
31-Dec-2019	Private Placement @	$0.07	4,206,435	$294,450
31-Dec-2020	Private Placement @	$0.10	6,260,000	$626,000
31-Dec-2021	Private Placement @	$0.10	8,740,000	$874,000
31-Dec-2021	Private Placement @	$0.22	7,000,000	$1,540,000

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

•Key developments in the later quarters of the year have included:

•Signing of a Letter of Intent (LOI) with Abbott Rapid Diagnostics, to integrate multiple devices into Avricore’s HealthTab™ real-time data reporting system.

•Expanding partnership with Ontario Pharmacists Association (OPA) to promote HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results.

•Developing new pharmacy partner locations with Shoppers Drug Mart

•Developing new pilot programs with national pharmacy chains,

•Advancing discussions with lab service providers,

•Continuing to negotiate new POC service integrations to expand the HealthTab™ testing menu.

•Refining the Rapid Access Safety Test Response (RASTR) Network to monetize de-identified data associated with high-value Real-World Evaluation (RWE) clinical trials.

•Moving forward with negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations and Clinical Research Organizations (CRO).

Key developments subsequent to December 31, 2020 have included:

•Signing of a Distribution Agreement with Abbott Rapid Diagnostics, to integrate new devices into Avricore’s HealthTab™ to expand its real-time data reporting system capabilities.

•Signing of a master agreement to pilot healthtab™ platform for diabetes management in select shoppers drug mart® pharmacies

Non-Prescription and Generic Products

Hema-Fer

•The Company has discontinued Hema-Fer in 2019. In line with this decision, existing inventory was rolled out but no further production was initiated.

Industry Trends

According to PWC Canada’s most recent consumer survey(1), Canadians consumers have been utilizing technology to take better control of their health and 75% of them have as many as three health related apps installed on their mobile device.

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

_______________

(1)   https://www.pwc.com/ca/en/industries/retail-consumer/consumer-insights-2019/bringing-health-care-online.html?icid=cnsmr-mrkts-feature-ct-lp-bringing-health-care-online-en

Healthcare data, its capture, analysis and delivery to the consumer is a top market priority as consumers are looking to take greater control, however; those same consumers are looking to companies to manage the security of that data well and use it ethically.

The MIT Technology Review has looked at consumer pay genomic services, largely offered online, and have found that 26 Million(1)  people have taken one of these tests.   “You may discover unexpected facts about yourself or your family when using our services,” warns the most popular company’s privacy statement(2). “Once discoveries are made, we can’t undo them.”

In addition to the shift in direct access healthcare technology is offering, policy changes toward healthcare policy is also creating dynamics within the market.

The Ontario Pharmacy Evidence Network’s most recent paper(3) looked at a wide ranging of policy changes affecting Ontario alone.  They found an industry going through “significant changes” thanks to the Patients First Action Plan and the Proposal to Strengthen Patient-Centered Health Care in Ontario are driving a more date-driven and patient centered approach.

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

_______________

(1)   https://www.technologyreview.com/s/612880/more-than-26-million-people-have-taken-an-at-home-ancestry-test/

(2)   https://www.ancestry.com/cs/legal/privacystatement

(3)   https://www.open-pharmacy-research.ca/wp-content/uploads/Future-of-Pharmacy-White-Paper-REVISED-for-posting-Jan-2019.pdf

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

Results of Operations for the years ended December 31, 2020, 2019 and 2018

Revenue from the continuing operations was $33,030 for the year ended December 31, 2020 (2019 - $33,000; 2018 - $15,295). This represents the revenue earned by the POTC HealthTab™ business segment acquired in 2018.

Gross revenue from the discontinued operations, OTC product line, was $nil for the year ended December 31, 2020 (2019 - $129,776; 2018 - $812,666). Net sales were $nil (2019 - $101,934; 2018 - $494,737) after the cost of customer marketing and promotional incentives of $nil (2019 - $27,842; 2018 - $317,929).  The decrease in gross revenues is due to transition from OTC product segment to POCT business.

Manufacturing – The Company has discontinued the manufacturing of OTC and generic drugs.

Marketing and Communication expenses

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	$	$	$
Marketing	2,279	44,693	164,420
Shareholder communications	28,972	202,550	119,167
	31,251	247,243	283,587

General and Administrative expenses

	Year ended	Year ended	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	$	$	$
Bad debt	2,977	-	-
Bank service charges	5,910	5,916	3,969
Filing and registration fees	37,715	72,076	94,029
Foreign exchange	6,350	150	692
Insurance	38,283	33,557	18,147
Investor relations	1,265	1,990	9,974
Office maintenance	17,550	49,713	86,700
Payroll	-	-	68,417
Rent	5,268	15	50,336
Travel	5,259	35,420	45,426
	120,577	198,837	377,690

Share-based compensation

Share-based compensation for the year ended December 31, 2020 of $130,219 (2019: $86,420; 2018: $372,137) is a non-cash item that represents the allocation of the fair value of options over the vesting period.

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

Discontinued Operations

During the year ended December 31, 2020, 2019 and 2018, the loss attributable to the discontinued operations are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	$	$	$
Sales	-	129,776	812,666
Marketing, promotional activities	-	(27,842)	(317,929)
Net Revenue	-	101,934	494,737

Cost of Sales	-	33,481	172,136
Gross profit (loss)	-	68,453	322,601

Expenses
Amortization	-	6,301	9,266
Product registration and development	-	5,458	251,508
General and administrative	-	-	40,967
Selling and marketing	-	121,405	472,496
	-	133,164	774,237
Other income (expense)
Write-down of inventories	-	(109,941)	(227,025)
Write-down of equipment	-	(14,704)	-

Net loss from discontinued operations	-	(189,356)	(678,661)

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

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	$	$	$
Cash used in operating activities	(1,223,396)	(862,334)	(1,410,890)
Cash provided by (used in) operating activities of discontinued operations	-	175,927	(314,157)

Cash used in investing activities	-	-	(150,000)
Cash used in investing activities of discontinued operations	-	-	(5,000)

Cash provided by financing activities	1,512,312	615,764	1,404,756

Net change in cash and cash equivalents	288,916	(70,643)	(475,291)

Cash and Cash Equivalents	302,715	13,799	84,442

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, and business development. The Company will require cash to support working capital.

At December 31, 2020, the Company had a working capital deficit of $714,044, compared to working capital of $465,454 at December 31, 2019. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from loans, stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next 6 months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

During the year ended year December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares to the lender representing 20% of the aggregate sum of the loan. Subsequent to the year ended year December 31, 2020, the Company repaid the $1,000,000 loan at its maturity.

Critical Accounting Policies

The consolidated financial statements of the Company present the reporting period from January 1, 2020 to December 31, 2020. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the Company’s reported financial results include revenue recognition and stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of the Company’s annual consolidated financial statements for the year ended December 31, 2020.

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

Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future.  The factors considered by management are disclosed in Note 1 of the consolidated financial statements for the year ended December 31, 2020.

Changes in Significant Accounting Policies

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective January 1, 2020 with earlier adoption permitted. The amendments apply to business combinations after the date of adoption. At January 1, 2020, the Company adopted this standard and there was no material impact on the Company's consolidated financial statements.

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the preparation of consolidated financial statements. The amendments are effective January

1, 2020 with earlier adoption permitted. At January 1, 2020, the Company adopted this standard and there was no material impact on the Company's consolidated financial statements.

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

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

5.F. Tabular disclosure of contractual obligations

Subsequent to the year ended year December 31, 2020, the Company repaid a secured loan from third party in the amount of $1,000,000. The Loan was for a term of one year from the date of receipt of the funds, bore interest at a rate of 10% per annum and was secured with all of the present and after-acquired property of the Company. The loan was subject to an interest reserve of $100,000 held back from the loan advance. As at December 31, 2020, the total future payments under the loan agreement were as follows:

December 31, 2020
$
Within 1 year	1,000,000
2 years	-
1,000,000

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2020 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Hector Bremner	39	CEO, Director	N/A	N/A
Kiki Smith	54	CFO & Corporate Secretary	A.I.S. Resources Limited Ultra Resources Inc. Goldex Resources Corp.	Director Senior Officer Senior Officer
Rodger Seccombe	40	CTO, Director	N/A	N/A
David Hall	66	Director	RepliCel Life Sciences Inc.	Director
Alan Arnstein	52	Director	N/A	N/A
Robert Sindelar	67	Director	N/A	N/A
David Farnfield	57	Director	N/A	N/A

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

Mr. Rodger Seccombe, Chief Technology Officer and Director, is a co-founder of HealthTab Inc. He has over 20 years of experience launching and running companies in software, healthcare technology, and clean energy. Mr. Seccombe earned a B.Com (hons) from UBC’s Sauder School of Business and is a Chartered Professional Accountant (CPA-CMA). Prior to HealthTab, he designed and developed cloud-based informatics system currently in use by world’s leading medical laboratories and instrument manufacturers. In 2006, he joined the start-up team at Canadian Bioenergy Corporation and helped pioneer the development of the renewable fuel industry in Canada.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2020 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	FMV (2) Options ($)

Hector Bremner Chief Executive Officer (Former VP Business Development)	2020 2019 2018	Nil Nil Nil	Nil Nil Nil	150,000 76,250 Nil	500,000 290,000 Nil	34,857 10,378 Nil

Kiki Smith Chief Financial Officer and Corporate Secretary (1)	2020 2019 2018	Nil Nil Nil	Nil Nil Nil	120,000 75,000 Nil	210,000 105,000 Nil	14,640 1,422 Nil

Rodger Seccombe Chief Technology Officer	2020 2019 2018	Nil Nil Nil	Nil Nil Nil	120,000 126,667 Nil	Nil 650,000 150,000	Nil 8,802 29,670

Sukhwinder (Bob) Rai (Former President and Chief Executive Officer)	2020 2019 2018	Nil Nil Nil	Nil Nil Nil	120,000 143,750 150,000	Nil 550,000 Nil	Nil 23,224 Nil

Kevin Strong Former Chief Financial Officer	2020 2019 2018	Nil Nil Nil	Nil Nil Nil	Nil 61,270 Nil	Nil Nil Nil	Nil Nil Nil

Dong Shim Former Chief Financial Officer	2020 2019 2018	Nil Nil 5,400	Nil Nil Nil	Nil Nil Nil	Nil Nil 150,000	Nil Nil 47,100

Mark Kunzli Former Executive Vice President	2020 2019 2018	Nil Nil 95,760	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

		Annual Compensation			Long Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	FMV (2) Options ($)

Leanne Ratzlaff Former Corporate Secretary	2020 2019 2018	Nil Nil 18,500	Nil Nil Nil	Nil Nil Nil	Nil Nil 25,000	Nil Nil 4,945

Rajshkumar Padhiyar Former Chief Financial Officer	2020 2019 2018	Nil Nil 37,833	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Zula Kropivnitski Former Chief Financial Officer	2020 2019 2018	Nil 14,000 37,440	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Consulting/management fees were paid to a consulting company owned by senior management;

(2) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2020

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Hector Bremner, Director	Dec 8, 2020 Oct 15, 2019 Jan 24, 2019	34,857 2,031 8,347	500,000 @ 0.08 150,000 @ $0.05 140,000 @ $0.075	500,000 150,000 140,000	Dec 8, 2025 Oct 15, 2024 Jan 24, 2024
Rodger Seccombe, Director	Oct 15, 2019 Apr 11, 2018	8,802 30,223	650,000 @ $0.05 150,000 @ $0.10	650,000 (2)150,000	Oct 15, 2024 Apr 11, 2023
Alan Arnstein, Director	Oct 15, 2019 Apr 1, 2019	135 1,854	10,000 @ $0.05 35,000 @ $0.06	10,000 35,000	Oct 15, 2024 Apr 1, 2024
David Farnfield, Director	Oct 15, 2019	4,062	300,000 @ $0.05	300,000	Oct 15, 2024
David Hall, Director	Oct 15, 2019 Apr 1, 2019	812 2,914	60,000 @ $0.05 55,000 @ $0.06	60,000 55,000	Oct 15, 2024 Apr 1, 2024
Dr. Robert Sindelar, Director	Oct 15, 2019 Apr 1, 2019 Mar 27, 2018	1,219 1,854 18,332	90,000 @ $0.05 35,000 @ $0.06 200,000 @ $0.10	90,000 35,000 (2) 200,000	Oct 15, 2024 Apr 1, 2024 Mar 27, 2023
Bob Rai, Former Director	Oct 15, 2019 Apr 1, 2019	2,031 21,193	150,000 @ $0.05 400,000 @ $0.06	150,000 400,000	Oct 15, 2024 Apr 1, 2024
Sherif Gourgui, Former Director	Oct 15, 2019 Apr 1, 2019	68 1,854	5,000 @ $0.05 35,000 @ $0.06	5,000 35,000	Oct 15, 2024 Apr 1, 2024
John Papastergiou, Former Director	Oct 15, 2019 Apr 1, 2019	135 2,648	10,000 @ $0.05 50,000 @ $0.06	10,000 50,000	Oct 15, 2024 Apr 1, 2024

(1) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

(2) Options repriced to $0.10 during the year ended December 31, 2020.

The following table gives certain information concerning stock option exercises during Fiscal 2020 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2020

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	105,000	$5,250	$0

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Robert Sindelar (Director) and Alan Arnstein (Director). The Audit Committee met once during the year ended December 31, 2020 to discuss and recommend approval by the Board of the Company’s audited financial statements. The interim financial statements and related Management Discussion and Analysis were approved by joint consent resolution.

6.D. Employees

As of December 31, 2020, the Company employed no employees. The Company engaged the services of President, Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Head of HealthTab Division through consulting service contracts.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants	Percent of Class *
Common	Hector Bremner	1,100,000	600,000 warrants 1,115,000 options	1.16%
Common	Kiki Smith	860,000	740,000 warrants 435,000 options	0.91%
Common	Rodger Seccombe	4,311,111	450,000 warrants 1,125,000 options	4.56%
Common	Robert Sindelar	280,000	280,000 warrants 400,000 options	0.30%
Common	Alan Arnstein	45,000	250,000 options	0.05%
Common	David Farnfield	300,000	500,000 warrants 375,000 options	0.32%
Common	David Hall	747,618	533,333 warrants 790,000 options	0.79%
	Total Directors/Management	7,643,729	3,103,333 warrants 4,490,000 options	8.09%

* Based on 94,537,816 shares outstanding as at June 23, 2021

Stock Options:  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. At each Annual General Meeting of the Company, the Plan is presented to and voted on by the shareholders of the Company. If approved, the terms and conditions of the Plan remain in force for the subsequent year. The Stock Option Plan was amended and passed by a majority of shareholders at the Annual General Meeting held on September 15, 2017 and most recently reapproved on April 16, 2021. A copy of the Stock Option Plan is provided as Exhibit 15(b) attached hereto. It will remain in effect until the next Annual General Meeting of Shareholders.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2020, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2020, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On December 31, 2020, the Company’s shareholders’ list showed 69,795,584 common shares outstanding, an estimated 49 registered shareholders. The Company’s transfer agent provides that there are 49 registered shareholders with Canadian addresses.

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

	Year Ended	Year Ended	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	$	$	$
Accounts payable and accrued liabilities	-	321,656	-

Expenditures:
Management fees	270,000	175,000	150,000
Consulting fees	120,000	218,936	-
Share-based compensation	58,159	41,383	289,008
Professional Fees	120,000	89,000	37,440

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2020. All related party transactions were in the normal course of business operations.

Audit Fees

For the year ended December 31, 2020, the Company expects to pay Manning Elliot LLP audit fees of $26,000.

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

There are no significant changes.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing

Fiscal Quarter Ended March 31, 2021	0.59	0.10	0.235
Fiscal Quarter Ended December 31, 2020	0.14	0.08	0.095
Fiscal Quarter Ended September 30, 2020	0.15	0.02	0.15
Fiscal Quarter Ended June 30, 2020	0.07	0.015	0.03
Fiscal Quarter Ended March 31, 2020	0.04	0.01	0.035
Fiscal Quarter Ended December 31, 2019	0.06	0.015	0.03
Fiscal Quarter Ended September 30, 2019	0.07	0.02	0.03
Fiscal Quarter Ended June 30, 2019	0.15	0.05	0.065
Fiscal Quarter Ended March 31, 2019	0.10	0.055	0.06
Fiscal Quarter Ended December 31, 2018	0.225	0.075	0.10
Fiscal Quarter Ended September 30, 2018	0.19	0.1	0.15
Fiscal Quarter Ended June 30, 2018	0.25	0.15	0.18
Fiscal Quarter Ended March 31, 2018	0.75	0.175	0.175
Fiscal Quarter Ended December 31, 2017	0.415	0.120	0.320
Fiscal Quarter Ended September 30, 2017	0.220	0.140	0.195

Fiscal Year Ended December 31, 2020	0.15	0.01	0.095
Fiscal Year Ended December 31, 2019	0.15	0.015	0.03
Fiscal Year Ended December 31, 2018	0.75	0.075	0.10
Fiscal Year Ended December 31, 2017	0.49	0.12	0.32
Fiscal Year Ended December 31, 2016	0.231	0.214	0.22

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2020, 2019 and 2018 are summarized as follows:

	Year ended December 31, 2020		Year ended December 31, 2019		Year ended December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	5,241,072	$0.13	2,539,000	$0.23	2,420,000	$0.24
Options granted	1,730,000	$0.08	3,095,000	$0.06	665,000	$0.23
Expired/Cancelled	(160,000)	$0.07	(319,000)	$0.22	(415,000)	$0.24
Exercised	(105,000)	$0.05	(73,928)	$0.28	(131,000)	$0.23
Ending Balance	6,706,072	$0.08	5,241,072	$0.13	2,539,000	$0.23
Exercisable	6,706,072	$0.08	5,241,072	$0.13	2,536,500	$0.23

The following table summarizes information about share options outstanding and exercisable as at December 31, 2020:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.10	July 20, 2022 (1)	150,000	150,000
$0.10	September 27, 2022 (1)	150,000	150,000
$0.10	November 20, 2022 (1)	150,000	150,000
$0.10	December 8, 2022 (2)	1,151,072	1,151,072
$0.10	March 27, 2023 (3)	200,000	200,000
$0.10	April 11, 2023 (4)	150,000	150,000
$0.10	September 12, 2023 (5)	140,000	140,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	610,000	610,000
$0.05	October 1, 2024	1,855,000	1,855,000
$0.08	November 18, 2025	1,020,000	1,020,000
$0.08	December 8, 2025	710,000	710,000
		6,706,072	6,706,072

(1) Options repriced from $0.15 to $0.10 during the year ended December 31, 2020

(2) Options repriced from $0.28 to $0.10 during the year ended December 31, 2020

(3) Options repriced from $0.24 to $0.10 during the year ended December 31, 2020

(4) Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

(5) Options repriced from $0.125 to $0.10 during the year ended December 31, 2020

The weighted average remaining life of the stock options outstanding at December 31, 2020 is 3.43 years.

Warrants

Table No. 12 lists, as of December 31, 2020, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	20,704,664	$0.24	13,852,264	$0.28	8,381,326	$0.20
Warrants issued	6,485,000	$0.15	6,852,400	$0.15	8,446,438	$0.33
Exercised	(8,446,438)	$0.33	-	-	(2,975,500)	$0.20
Issued and exercisable	18,743,226	$0.16	20,704,664	$0.24	13,852,264	$0.28

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2020:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.15	November 19, 2021	3,060,000
$0.15	November 13, 2021	3,425,000
$0.15	August 13, 2021	6,852,400
		18,743,226

The weighted average remaining life of the warrants outstanding at December 31, 2020 is 1.03 years.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2020, there were an unlimited number of common shares authorized and 69,795,584 common shares issued and outstanding.

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

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Tables No. 8, No. 11 No. 13.---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)
Fiscal 2001	Private Placement @ $3.40	29,411	$100,000
Fiscal 2002	Canadian Prospectus Offering (IPO) @$6.80	30,000	$204,000
Fiscal 2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @ $6.80	3,750	$25,500
Fiscal 2004	Private Placement @$6.00	8,666	$52,000
	Private Placement @$8.00	155,000	$1,240,000
Fiscal 2005	Private Placement @ $4.00	75,000	$300,000
Fiscal 2006	Private Placement @$2.00 Private Placement @$2.00	97,900 27,500	$195,800 $55,000
Fiscal 2007	Private Placement @$6.00 Private Placement @$4.00	35,750 200,000	$71,500 $800,000
Fiscal 2008	Private placement @ $4.80	50,000	$240,000
	Private placement @ $6.00	87,500	$525,000
Fiscal 2009	N/A	N/A	N/A
Fiscal 2010	Private placement @$10.00	150,000	$1,500,000
Fiscal 2011	Private placement @$4.00 Private placement @$4.00	81,875 50,000	$327,500 $200,000
Fiscal 2012	Private placement @$0.40	140,000	$56,000
Fiscal 2013	Private placement @$0.40	2,000,000	$800,000
Fiscal 2014	Private placement @$0.40	937,500	$375,000
Fiscal 2015	Private placement @$0.60	1,901,833	$1,141,000
Fiscal 2016	N/A	N/A	N/A
Fiscal 2017	Private placement @$0.15	10,585,326	$1,587,799
Fiscal 2018	Private placement @$0.15	5,327,335	$799,100
Fiscal 2019	Private placement @$0.05	6,852,400	$342,620
Fiscal 2019	Private placement @$0.07	4,206,435	$294,450
Fiscal 2020	Private placement @$0.10	6,260,000	$626,000

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements was Manning Elliot for the years ended December 31, 2020 & 2019 and Davidson & Company LLP for 2018 & 2017. Their audit reports for the years ended December 31, 2020, 2019, and 2018 are included with the related consolidated financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2020.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2020, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2020.

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

The Company’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board of Directors is composed of a majority of independent directors. The Board of Directors, at present, is composed of six directors, four of which are considered to be independent. Two directors, Mr. Hector Bremner and Mr. Rodger Seccombe are also senior officers. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Manning Elliot LLP for the years ended December 31, 2019 and 2020 and Davidson & Company LLP during the year ended December 31, 2018. The following table sets out the aggregate fees billed by Manning Elliot LLP and Davidson & Company LLP over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2020	$26,000	$Nil	$Nil	$Nil (0%)
December 31, 2019	$26,000	$Nil	$ Nil	$Nil (0%)
December 31, 2018	$65,000	$Nil	$4,500	$Nil (0%)

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

---Not applicable---

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

(A) Financial information

(i)Audited Consolidated Financial Statements for the year ended December 31, 2020.

1.Auditor’s Reports, dated April 28, 2021 and May 30, 2019.

2.Consolidated Statements of Financial Position at December 31, 2020 and 2019.

3.Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019, and 2018.

4.Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2020, 2019, and 2018.

5.Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019, and 2018.

6.Notes to Consolidated Financial Statements.

(B)  Index to Exhibits:

1. Articles of Incorporation –

 Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014

 Amendment to Articles of Incorporation, Name Change, November 5, 2018, filed with Form 6-K, June 17, 2019

2. Instruments defining the rights of holders – N/A
3.Intentionally deleted.
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
15. Additional exhibits:
a)Audit Committee Charter
b)Stock Option Plan
c)Letter from former auditor Davidsons & Company LLP, dated June 23, 2021*

16. Mine Safety Disclosures – N/A
101.INS* XBRL Instance Document
101.SCH* XBRL Taxonomy Extension Schema Document
101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB* XBRL Taxonomy Extension Label Linkbase Document
101.PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avricore Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avricore Health Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive loss, changes in deficiency and cash flows for the years ended December 31, 2020 and 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company’s auditor since 2019.

/S/ MANNING ELLIOTT

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 28, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”) of Avricore Health Inc. (formerly Vanc Pharmaceuticals Inc.) (the “Company”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ DAVIDSON & COMPANY LLP

Vancouver, CanadaChartered Professional Accountants

May 30, 2019

Avricore Health Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2020	December 31, 2019
		$	$
ASSETS

Current Assets
Cash and cash equivalents		302,715	13,799
Accounts receivable	5	11,928	15,474
Prepaid expenses	6	125,444	179,123
		440,087	208,396

Intangible assets	10	3	3
Total Assets		440,090	208,399

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	11	152,569	652,460
Lease liabilities	12	-	21,390
Loans payable	13	1,001,562	-
		1,154,131	673,850

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	14	22,286,852	21,400,106
Subscription		10,000	10,000
Shares to be issued	4	-	100,000
Reserves	14	5,497,092	5,358,462
Deficit		(28,507,985)	(27,334,019)
		(714,041)	(465,451)
Total Liabilities and Shareholders’ Equity (Deficiency)		440,090	208,399

Nature of operations and going concern (Note 1)

Subsequent events (Note 24)

Approved and authorized on behalf of the Board of Directors on April 28, 2021.

          “Hector Bremner”                    “David Hall”

Hector Bremner, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars)

	Note	2020	2019	2018

		$	$	$

Revenue		33,030	33,000	15,295

Cost of Sales		15,550	18,502	16,258

Gross profit (loss)		17,480	14,498	(963)

Expenses
Amortization		-	180,469	526,243
Consulting	18	174,321	509,734	494,783
General and administrative	16	120,577	198,837	377,690
Management fees	18	270,000	175,000	150,000
Marketing and communications	15	31,251	247,243	283,587
Professional fees	18	159,593	219,948	268,621
Share-based compensation	18	130,219	86,420	372,137
		885,961	1,617,651	2,473,061
Other income (expense)
Finance costs	13	(158,952)	(5,144)	(102)
Gain on settlement of liabilities		33,899	3,058	5,119
Interest income		-	405	1,715
Write down of intangible assets	10	-	(313,514)	(946,173)
Write down of inventories	7	(180,432)	-	-
Write down of equipment		-	-	(45,114)
Other income		-	2,096	438
Net loss from continuing operations		(1,173,966)	(1,916,252)	(3,458,141)

Loss from discontinued operations	17	-	(189,356)	(678,661)

Net loss and comprehensive loss for the year		(1,173,966)	(2,105,608)	(4,136,802)

Basic and Diluted Loss Per Share
Continuing operations		(0.02)	(0.04)	(0.10)
Discontinued operations		-	(0.00)	(0.02)
		(0.02)	(0.04)	(0.12)
Weighted Average Number of Common Shares Outstanding		60,449,165	47,292,091	33,869,642

Segmented information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$

Balance, December 31, 2017	27,860,623	18,340,491	973,333	-	221,388	4,054,494	(21,091,609)	2,498,097
Shares issued for cash, net	5,327,335	771,504	-	-	9,332	-	-	780,836
Exercise of warrants	2,975,500	603,310	-	-	(8,210)	-	-	595,100
Exercise of stock options	131,000	69,001	-	-	-	(40,181)	-	28,820
Shares issued for services	233,450	43,915	11,167	-	-	-	-	55,082
Acquisition of HealthTab Inc.	2,666,667	773,333	(773,333)	-	-	-	-	-
Acquisition of Corozon Platform	909,090	181,818	-	-	-	-	-	181,818
Acquisition of distribution rights	-	-	-	-	510,878	-	-	510,878
Share-based compensation	-	-	-	-	-	372,137	-	372,137
Net loss	-	-	-	-	-	-	(4,136,802)	(4,136,802)
Balance, December 31, 2018	40,103,665	20,783,372	211,167	-	733,388	4,386,450	(25,228,411)	885,966
Shares issued for cash, net	11,058,835	465,760	-	-	171,310	-	-	637,070
Exercise of stock options	73,928	39,807	-	-	-	(19,106)	-	20,701
Shares issued for services	125,081	11,167	(11,167)	-	-	-	-	-
Acquisition of HealthTab Inc.	1,111,110	100,000	(100,000)	-	-	-	-	-
Share subscriptions received	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	86,420	-	86,420
Net loss	-	-	-	-	-	-	(2,105,608)	(2,105,608)
Balance, December 31, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,453,764	(27,334,019)	(465,451)
Shares issued for cash	6,260,000	626,000	-	-	-	-	-	626,000
Exercise of stock options	105,000	6,672	-	-	-	(1,422)	-	5,250
Bonus shares for loan	3,480,000	52,200	-	-	-	-	-	52,200
Shares issued for services and payables	5,477,965	136,949	-	(10,000)	-	-	-	126,949
Acquisition of HealthTab Inc.	2,000,000	100,000	(100,000)	-	-	-	-	-
Share issuance cost	-	(35,075)	-	-	9,833	-	-	(25,242)
Share subscriptions received	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	130,219	-	130,219
Net loss	-	-	-	-	-	-	(1,173,966)	(1,173,966)
Balance, December 31, 2020	69,795,584	22,286,852	-	10,000	914,531	4,582,561	(28,507,985)	(714,041)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars)

	2020	2019	2018
	$	$	$
Operating Activities
Net loss from continuing operations	(1,173,966)	(1,916,252)	(3,458,141)
Adjustment for the non-cash items:
Amortization	-	180,469	526,243
Finance cost	144,488	5,144	-
Share-based payments	130,219	86,420	372,137
Write down of intangible assets	-	313,514	946,173
Write down of inventories	180,432	-	-
Write down of equipment	-	-	45,114
Gain on debt settlement	(33,899)	(3,058)	(5,119)
Services paid/to be paid in shares	-	-	55,082

Change in working capital items:
Accounts receivable	3,546	-	-
Prepaid expenses and deposits	45,259	107,123	161,269
Inventories	(180,432)	-	-
Accounts payable and accrued liabilities	(339,043)	364,306	(53,648)
Net cash used in operating activities	(1,223,396)	(862,334)	(1,410,890)
Net cash provided by (used in) operating activities of discontinued operations	-	175,927	(314,157)
	(1,223,396)	(686,407)	(1,725,047)

Investing Activities
Intangible assets	-	-	(50,000)
Acquisition net of cash received	-	-	(100,000)
Net cash used in investing activities	-	-	(150,000)
Net cash used in investing activities of discontinued operations	-	-	(5,000)
	-	-	(155,000)

Financing Activities
Proceeds from issuance of shares, net	626,000	637,070	780,836
Share subscriptions received	10,000	10,000	-
Proceeds from exercise of options	5,250	20,701	28,820
Proceeds from exercise of warrants	-	-	595,100
Share issuance costs	(25,242)	-	-
Loan proceeds	940,000	-	-
Finance cost	(30,000)	-	-
Lease payments	(13,696)	(52,007)	-
Net cash provided by financing activities	1,512,312	615,764	1,404,756

Increase (Decrease) in Cash	288,916	(70,643)	(475,291)
Cash and Cash Equivalents, Beginning of year	13,799	84,442	559,733
Cash and Cash Equivalents, End of year	302,715	13,799	84,442

Cash and Cash Equivalents Consist of:
Cash	292,715	13,799	67,494
Guaranteed Investment Certificates	10,000	-	16,948
Cash and cash equivalents	302,715	13,799	84,442

Supplemental cash flow information (Note 21)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POCT”).

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

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	$	$	$
Deficit	(28,507,985)	(27,334,019)	(25,228,411)
Working capital	(714,044)	(465,454)	439,228

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

2.BASIS OF PRESENTATION

a)Statement of Compliance and basis of presentation

The consolidated financial statements for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

For the years ended December 31, 2020 and 2019

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

c)Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of operations and comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Revenue recognition

The Company’s revenues are generated from operating leases of the POC system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts. The Company also earned revenue from the sale of over-the-counter pharmaceuticals (“OTC”), however, the Company discontinued this segment during the year ended December 31, 2019 (see Note 17).

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

For the years ended December 31, 2020 and 2019

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

e)Intangible assets

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

f)Share-based payments

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

g)Share capital

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)Loss per share

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

i)Income taxes

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

j)Financial Instruments

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

The Company has classified its cash and cash equivalents as FVTPL and accounts receivable, accounts payable, loans payable and lease liabilities as amortized cost.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

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

k)Impairment of equipment and intangible assets

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

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators. The recoverable amount of intangible assets with an indefinite useful life, intangible assets not available for use, or goodwill acquired in a business combination are measured annually whether or not there are any indications that impairment exists.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)Significant accounting estimates and judgments

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)Significant accounting estimates and judgments (continued)

Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future.  The factors considered by management are disclosed in Note 1.

m)Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation on the consolidated statements of financial position, comprehensive loss and changes in equity.

n)New accounting standards adopted

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective January 1, 2020 with earlier adoption permitted. The amendments apply to business combinations after the date of adoption. At January 1, 2020, the Company adopted this standard and there was no material impact on the Company's consolidated financial statements.

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the preparation of consolidated financial statements. The amendments are effective January 1, 2020 with earlier adoption permitted. At January 1, 2020, the Company adopted this standard and there was no material impact on the Company's consolidated financial statements.

o)Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

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

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020 (issued)

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

4.ACQUISITION (continued)

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2020	December 31, 2019
	$	$
Trade receivables	9,800	12,375
GST receivable	2,128	3,099
	11,928	15,474

6.PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $103,967 (2019 - $152,704), office security deposit of $nil (2019 - $8,420), prepaid business insurance of $9,477 (2019 - $5,999) and security deposits of $12,000 (2019 - $12,000).

7.INVENTORIES

During the year ended December 31, 2020, the Company recorded an inventory write-down of $180,432 related to hand sanitizers purchased during the year.

8.RIGHT-OF-USE ASSET

Office Lease
$
Cost
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Additions	-
Balance, December 31, 2019 and 2020	68,253

Accumulated Amortization
Balance, December 31, 2018	-
Amortization	68,253
Balance, December 31, 2019 and 2020	68,253

Carrying value as at December 31, 2019 and 2020	-

Right-of-use asset comprised of the Company’s leased office space. During the year ended December 31, 2019, the Company determined it would terminate the remaining lease, and accordingly fully amortized 100% of the right-of-use asset.

During the year ended December 31, 2020, the Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and paid the outstanding rent for the months of January to March, 2020.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$	$
Cost
Balance, December 31, 2018	10,854	3,898	38,896	24,182	77,830
Write down	(10,854)	(3,898)	(38,896)	(24,182)	(77,830)
Balance, December 31, 2019 and 2020	-	-	-	-	-

Accumulated Amortization
Balance, December 31, 2018	4,381	2,552	29,409	20,483	56,825
Amortization	1,942	404	2,845	1,110	6,301
Write down	(6,323)	(2,956)	(32,254)	(21,593)	(63,126)
Balance, December 31, 2019 and 2020	-	-	-	-	-

Carrying value
As at December 31, 2019 and 2020	-	-	-	-	-

The write-off of equipment of $14,704 during the year ended December 31, 2019 is included in the loss from discontinued operations in the consolidated statements of operations and comprehensive loss.

10.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
	$	$	$	$
Cost
Balance, December 31, 2018	1	1	510,878	510,880
Write down	-	-	(510,877)	(510,877)
Balance, December 31, 2019 and 2020	1	1	1	3

Accumulated Amortization
Balance, December 31, 2018	-	-	85,147	85,147
Amortization	-	-	112,216	112,216
Write down	-	-	(197,363)	(197,363)
Balance, December 31, 2019 and 2020	-	-	-	-

Carrying value
As at December 31, 2019 and 2020	1	1	1	3

During the year ended December 31, 2019 the Company performed an assessment and determined that the carrying value of the intangible assets exceeded the recoverable amount and accordingly recognized impairment of the intangible assets related to Emerald acquisition in the amount of $313,514. The impairment can be reversed in future periods when there is a change in circumstances and the estimates used to determine the asset's recoverable amount.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31, 2020 and 2019, the Company’s accounts payable and accrued costs consist of the following:

	December 31, 2020	December 31, 2019
	$	$
Trade accounts payable	126,569	625,460
Accrued liabilities	26,000	27,000
	152,569	652,460

12.LEASE LIABILITIES

$
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Finance cost	5,144
Lease payments	(52,007)
Balance, December 31, 2019	21,390
Finance cost	726
Lease payments	(22,116)
Balance, December 31, 2020	-

13.LOANS PAYABLE

During the year ended December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares with a fair value of $52,500, which was recorded against the carrying value of the loan. During the year ended December 31, 2020, the Company recorded $78,904 as interest expense and recorded $64,158 as accretion expense on the loan which was been included in finance cost in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2022. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

14.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.SHAREHOLDERS’ EQUITY (continued)

Issued share capital

During the year ended December 31, 2020:

The Company closed a tranche of a non-brokered private placement and issued 6,260,000 units at a price of $0.10 per unit for gross proceeds of $626,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $22,500 and issued 225,000 finder’s warrants valued at $9,833. The Company’s directors and officers participated in the private placement.

The Company issued 5,477,965 common shares in exchange for services received and to settle accounts payables of $136,949.  An aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company. The common shares issued to the related parties are subject to a four month plus one day hold period.

The Company issued 105,000 common shares pursuant to the exercise of stock options for gross proceeds of $5,250. $1,422 was reclassified from reserves to share capital on exercise of the options.

The Company issued 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 4).

The Company issued 3,480,000 common shares valued at $52,200 as bonus shares pursuant to a loan agreement (see Note 13).

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

The Company closed a private placement and issued 6,852,400 units at a price of $0.05 per unit for gross proceeds of $342,620. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share until August 13, 2021. The fair value of common shares was $171,310 based on share price and, the residual value of $171,310 was allocated to the warrants.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.SHAREHOLDERS’ EQUITY (continued)

Issued share capital (continued):

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

The changes in share options including those granted to directors, officers, employees and consultants during years ended December 31, 2020, 2019 and 2018 are summarized as follows:

	Year ended December 31, 2020		Year ended December 31, 2019		Year ended December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	5,241,072	$0.13	2,539,000	$0.24	2,420,000	$0.24
Options granted	1,730,000	$0.08	3,095,000	$0.06	665,000	$0.23
Expired/Cancelled	(160,000)	$0.07	(319,000)	$0.22	(415,000)	$0.24
Exercised	(105,000)	$0.05	(73,928)	$0.28	(131,000)	$0.22
Ending Balance	6,706,072	$0.08	5,241,072	$0.13	2,539,000	$0.24
Exercisable	6,706,072	$0.08	5,241,072	$0.13	2,536,500	$0.24

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.SHAREHOLDERS’ EQUITY (continued)

Stock options (continued)

The following table summarizes information about share options outstanding and exercisable as at December 31, 2020:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.10 (1)	July 20, 2022	150,000	150,000
$0.10 (1)	September 27, 2022	150,000	150,000
$0.10 (1)	November 20, 2022	150,000	150,000
$0.10 (2)	December 8, 2022	1,151,072	1,151,072
$0.10 (3)	March 27, 2023	200,000	200,000
$0.10 (4)	April 11, 2023	150,000	150,000
$0.10 (5)	September 12, 2023	140,000	140,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	610,000	610,000
$0.05	October 1, 2024	1,855,000	1,855,000
$0.08	November 18, 2025	1,020,000	1,020,000
$0.08	December 8, 2025	710,000	710,000
		6,706,072	6,706,072

(1) Options repriced from $0.15 to $0.10 during the year ended December 31, 2020

(2) Options repriced from $0.28 to $0.10 during the year ended December 31, 2020

(3) Options repriced from $0.24 to $0.10 during the year ended December 31, 2020

(4) Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

(5) Options repriced from $0.125 to $0.10 during the year ended December 31, 2020

The weighted average remaining life of the stock options outstanding at December 31, 2020 is 3.43 years.

Share-based compensation

Share-based compensation of $130,219 was recognized during the year ended December 31, 2020 (2019 - $86,420; 2018 - $372,137) for stock options granted and vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Expected life	2 - 5 years	5 years	5 years
Volatility	141% - 180%	110% - 143%	142% - 157%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.23% - 0.47%	1.58% - 1.86%	2.03% - 2.24%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.SHAREHOLDERS’ EQUITY (continued)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2020		Year ended December 31, 2019		Year ended December 31, 2018
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	20,704,664	$0.24	13,852,264	$0.28	8,381,326	$0.20
Warrants issued	6,485,000	$0.15	6,852,400	$0.15	8,446,438	$0.33
Expired/Cancelled	(8,446,438)	$0.33	-	-	-	-
Exercised	-	-	-	-	(2,975,500)	$0.20
Outstanding	18,743,226	$0.16	20,704,664	$0.24	13,852,264	$0.28

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2020:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.15	November 19, 2021	3,060,000
$0.15	November 13, 2021	3,425,000
$0.15	August 13, 2021	6,852,400
		18,743,226

The weighted average remaining life of the warrants outstanding at December 31, 2020 is 1.03 years.

15.MARKETING AND COMMUNICATIONS EXPENSES

	Year ended December 31,
	2020	2019	2018
	$	$	$
Marketing and advertising	2,279	44,693	164,420
Shareholder communications	28,972	202,550	119,167
	31,251	247,243	283,587

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

16.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019	2018
	$	$	$
Bad debt	2,977	-	-
Bank service charges	5,910	5,916	3,969
Filing and registration fees	37,715	72,076	94,029
Foreign exchange	6,350	150	692
Insurance	38,283	33,557	18,147
Investor relations	1,265	1,990	9,974
Office maintenance	17,550	49,713	86,700
Payroll	-	-	68,417
Rent	5,268	15	50,336
Travel	5,259	35,420	45,426
	120,577	198,837	377,690

17.DISCONTINUED OPERATIONS

During the year ended December 31, 2019, the Company discontinued operations of its OTC pharmaceuticals products business division business segment. During the year ended December 31, 2020, 2019 and 2018, the loss attributable to the discontinued operations are as follows:

Year ended December 31,
	2020	2019	2018
	$	$	$
Sales	-	129,776	812,666
Marketing, promotional activities	-	(27,842)	(317,929)
Net Revenue	-	101,934	494,737

Cost of Sales	-	33,481	172,136
Gross profit (loss)	-	68,453	322,601

Expenses
Amortization	-	6,301	9,266
Product registration and development	-	5,458	251,508
General and administrative	-	-	40,967
Selling and marketing	-	121,405	472,496
	-	133,164	774,237
Other income (expense)
Write-down of inventories	-	(109,941)	(227,025)
Write-down of equipment	-	(14,704)	-

Net loss from discontinued operations	-	(189,356)	(678,661)

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

17.DISCONTINUED OPERATIONS (continued)

The net cash flows attributable to the discontinued operations are as follows:

Year ended December 31,
	2020	2019	2018
	$	$	$
Operating Activities
Net loss from discontinued operations	-	(189,356)	(678,661)
Adjustment for the non-cash items:
Amortization	-	6,301	9,266
Write-down of inventories	-	109,941	227,025
Write-down of equipment	-	14,704	-

Change in working capital items:
Accounts receivable	-	264,806	170,157
Prepaid expenses and deposits	-	-	5,438
Inventories	-	(7,442)	(118,299)
Accounts payable and accrued liabilities	-	(23,027)	70,917
	-	175,927	(314,157)

Investing Activities
Purchase of equipment	-	-	(5,000)

Increase (Decrease) in Cash	-	175,927	(319,157)

18.RELATED PARTY TRANSACTIONS

For the years ended December 31, 2020, 2019 and 2018, the Company recorded the following transactions with related parties:

a)$150,000 in management fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $31,250; 2018 - $nil).

b)$nil in consulting fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $45,000; 2018 - $nil).

c)$120,000 in management fees to a former President and Chief Executive Officer of the Company (2019 - $143,750; 2018 - $150,000).

d)$120,000 in professional fees to a company controlled by the Chief Financial Officer of the Company (2019 - $75,000; 2018 - $nil)

e)$120,000 in consulting fees to an officer of the Company’s subsidiary, HealthTab Inc. (2019 - $126,667; 2018 - $nil).

f)$nil in consulting fees to a Company of which a former Chief Financial Officer and former Corporate Secretary of the Company are employees (2019 - $47,270; 2018 - $nil).

g)$nil in professional fees to a Company controlled by a former Chief Financial Officer (2019 - $14,000; 2018 - $37,440).

h)The Company issued an aggregate of 1,900,000 shares in settlement of $47,500 in amounts owing to certain directors and officers of the Company for services received. The shares issued to the related parties are subject to a four month plus one day hold period. There was no gain or loss on settlement.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

18.    RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year ended December 31,
	2020	2019	2018
	$	$	$
Consulting fees	120,000	218,936	-
Management fees	270,000	175,000	150,000
Professional fees	120,000	89,000	37,440
Share-based compensation	58,158	41,383	289,008
	568,159	524,319	476,448

As at December 31, 2020 and 2019, the following amounts due to related parties were included in accounts payable and accrued liabilities:

Due to	2020	2019
	$	$
President and former Chief Executive Officer	-	134,339
Chief Executive Officer	-	59,304
Company controlled by the CFO	-	5,513
Officer of HealthTab Inc.	-	122,500
Total	-	321,656

19.CAPITAL DISCLOSURES

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2020.

20.SEGMENTED INFORMATION

At December 31, 2020, the Company has only one segment, being the HealthTab - Point of Care Business in Canada.

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business (see Note 17).

21.SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2020, the Company:

- Issued in total 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Notes 4 and 14).

- Issued in total 3,480,000 common shares valued at $52,200 as bonus shares under a loan agreement (see Note 13).

- Issued 5,477,965 common shares in exchange for services received and to settle payables of $136,949.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

21.SUPPLEMENTAL CASH FLOW INFORMATION (continued)

During the year ended December 31, 2019 the Company:

-issued in total 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (Notes 4 and 14).

-issued 125,081 common shares to a vendor valued at $11,167.

During the year ended December 31, 2018, the Company:

-granted 3,030,303 warrants valued at $51,878 to Emerald for certain intangibles (Note 14);

-issued in total 2,666,667 common shares valued at $773,333 related to the acquisition of HealthTab (Notes 4 and 14);

-issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform (Note 14);

-issued 233,450 common shares to a vendor valued at $43,915.

-issued a total of 88,800 finder’s warrants with a fair value of $9,332 (Note 14).

22.INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2020, 2019 and 2018 :

	2020	2019	2018

Loss for the year	$ (1,173,966)	$ (2,105,608)	$ (4,136,802)

Expected income tax (recovery)	$ (317,000)	$ (569,000)	$ (1,117,000)
Change in statutory, foreign tax, foreign exchange rates and other	(3,000)	25,000	(133,000)
Permanent differences	35,000	24,000	103,000
Share issue cost	(5,000)	(5,000)	(5,000)
Adjustment to prior years provision versus statutory tax returns & expiry of non-capital losses	1,000	572,000	(9,000)
Change in unrecognized deductible temporary differences	289,000	(47,000)	1,161,000
Total income tax expense (recovery)	$ -	$ -	$ -

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2020	2019
	$	$
Deferred tax assets (liabilities)
Share issue costs	8,000	4,000
Property and equipment	164,000	164,000
Intangible asset	157,000	157,000
Non-capital losses	5,301,000	5,016,000
Total	5,630,000	5,341,000
Unrecognized deferred tax assets	(5,630,000)	(5,341,000)
Total income tax expense (recovery)	-	-

The Company has approximately $19,633,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

23.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, loans payable and lease liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at December 31, 2020 (2019 – 45% from one customer).

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

As at December 31, 2020, the Company’s liabilities were comprised of accounts payable and accrued liabilities, and loans payable of $1,154,131 (2019 - $673,850).

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

23.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c)Market risk (continued)

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk. The Company’s loans payable bear fixed interest rate.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, and loans payable carrying amounts approximate fair value due to their short-term maturity;

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

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company’s lease liabilities are at this level.

Level 3: Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

24.   SUBSEQUENT EVENTS

a)On January 28, 2021, the Company closed the final tranche of a non-brokered private placement and issued 8,740,000 units at a price of $0.10 per unit for gross proceeds of $874,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $27,800 and issued 278,000 finder’s warrants. The Company’s directors and officers participated in the private placement.

b)On January 28, 2021, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $0.19 per common share. The stock options fully vested on the date of grant and are exercisable for a period of 5 years.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

24.   SUBSEQUENT EVENTS (continued)

c)On February 12, 2021, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of $0.22 per unit for gross proceeds of $1,540,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.30 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $56,320 and issued 256,000 finder’s warrants. The Company’s directors and officers participated in the private placement.

d)The Company issued 7,201,160 common shares upon exercise of warrants for gross proceeds of $1,225,112.

e)The Company issued 590,000 common shares upon exercise of stock options for gross proceeds of $42,550.

f)On March 22, 2021, the Company granted 1,800,000 stock options to the directors, officers and consultants of the Company at an exercise price of $0.25 per common share. The stock options are exercisable for a period of 5 years. 200,000 consultant options vest 50% after six months with the balance vesting quarterly thereafter. The remaining options vest on the date of grant.

g)The Company repaid the $1,000,000 secured loan from a third party at the end of the term (see Note 13).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 23, 2021	AVRICORE HEALTH INC.

By: /s/ Kiki Smith
Kiki Smith,
Chief Financial Officer