Form 20-F
period 2021-12-31
Avricore Health Inc.
filed 2022-12-20
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

1120 – 789 West Pender Street, Vancouver British Columbia, V6C1H2

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. December 31, 2021 97,535,264

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2021 unless an earlier or later date is indicated.

FORM 20-F ANNUAL REPORT

ii

INTRODUCTION

Nomenclature

In this Annual Report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the terms “Company”, “Avricore”, “we”, “our” or “us” refers to Avricore Health Inc. and its subsidiaries.

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

On July 24, 2013 the Company changed its name to NUVA Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On July 28, 2014 the Company changed its name to VANC Pharmaceuticals Inc. (“the Company”). The Company is still a British Columbia, Canada, company.

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”), a private company. HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTabTM system, being a lab-accurate, point of care testing platform.

On November 5, 2018 the Company changed its name to Avricore Health Inc. (the “Company”). The Company is still a British Columbia, Canada, company.

BUSINESS OF AVRICORE HEALTH INC.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), it provides a turnkey point-of-care testing platform, creating value for stakeholders and better outcomes for patients.

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

3.A.1. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks pertaining to the Company:

The Company’s limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

Since its inception, the Company has had limited revenues and has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control product and pre-clinical testing for registration of a number of therapeutic products and over-the-counter (OTC) pharmaceutical products with Health Canada and the FDA. Sales of T36® Antiseptic Hand Sanitizer products were discontinued in the year ended December 31, 2012. During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business. The Company has changed its direction, and its current operations consist of developing and implementing its HealthTab™ point-of-care technology (POCT). Currently the Company is engaged in the rollout of the HealthTab™ point-of-care testing platform to 450 Shoppers Drug Mart and affiliated Loblaws locations nation-wide. As a result, future sales of the Company’s products are difficult to predict.

The Company has commenced generating operating cash flow, however failure to generate sufficient revenues and cash flow in the future could cause the Company to go out of business.

The Company has no history of pre-tax profit and in the previous four years has had only limited annual revenues for each of the years it has been operating. The Company sustained operating losses for each of its fiscal years and has sustained significant accumulated operating losses. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. Based upon current plans to introduce HealthTab™ into new markets in Canada and internationally, maintain the Company’s public listing on the TSX-Venture Exchange (the “Exchange”) and support the continued registration of its securities in the US, the Company may incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the roll out of the Company’s HealthTab™ network, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable, the Company will need to raise significant amounts of new funding to expand these activities. Also, the Company may not be successful in generating significant revenues in the future. At the time of this report, the Company has sufficient funds to continue the roll out of its HealthTab™ network but it may be unable to do so without securing further financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations,

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

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

A lack of funds would also impair the Company’s ability to roll out the HealthTab™ network. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

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

Management of the Company at the time of this report, collectively own approximately 8.68% of the Company’s issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company’s shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common shares.

The Company’s common shares are currently quoted on the TSX Venture Exchange under the symbol “AVCR” and on the OTCQB under the symbol “AVCRF”. No assurance can be given that a market for the Company’s common shares will be quoted on an exchange in the U.S. or on the Over the Counter Bulletin Board. The Company’s common shares may be subject to illiquidity and investors may not be able to sell their shares in a timely manner.

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

Although the Company’s common shares were added to the OTC Bulletin Board System on April 20, 2009 under the symbol “APCSF”, and the Company’s common shares are currently trading on the OTCQB under the symbol “AVCRF”, trading of the Company’s shares is very limited. The Company cannot guarantee that there will be a market for the Company’s common shares in the United States or that there will any significant amount trading in the Company’s shares for the foreseeable future. The Company cannot guarantee that it will continue to maintain a listing in the United States or that it will not be found in default of existing regulations or new regulations and be suspended from trading or delisted.

Risks Pertaining to the Industry

There is a risk of competition from alternative POCT platforms.

Although competition is currently limited competitors may emerge offering alternative platforms. The Company will be competing with companies that are potentially already entrenched in some markets or may be better funded than the Company.

There is a risk that the Company’s intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.

The Company is unaware of any infringement claims being made against the Company or its products or processes at the time of writing. In the future, there can be no assurances that third parties will not assert infringement claims in the future or require the Company to obtain a license for the intellectual property rights of such third parties. There can be no assurance that such a license, if required, will be available on reasonable terms or at all. If the Company does not obtain such a license, it could encounter delays in the roll out of the Company’s HealthTab™ network.

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

4.B. Business Overview

Operations & Principal Activities

Avricore Health Inc. is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), it provides a turnkey point-of-care testing platform, creating value for stakeholders and better outcomes for patients.

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business and ceased production and sales of all generic and over-the-counter pharmaceuticals.

Avricore sees the community pharmacy as underutilized and is committed to supporting their ability to deliver innovation to modern healthcare consumers. Pharmacies face reduced revenues as a result of disruptions to the sector and regulatory changes. As a result, pharmacy owners are actively looking for innovations in service and value-added services, like HealthTab™, to support their business growth beyond the traditional dispensing model. Community pharmacy is expected to focus increasingly on cognitive services with attendant point of care testing in the future.

The Company hopes to improve health outcomes for patients and lower overall healthcare system costs in this way, bridging traditional healthcare platforms with disruptive innovations and eventually achieving the healthcare cost savings government and private payors are seeking to achieve

This is all possible thanks to the Company’s HealthTab™ technology, which provides lab-accurate results for specific blood work within 12 minutes. Installed at the pharmacy and administered by the attending pharmacist, the patient can quickly access up to 21 bio-markers. The advantage of this innovation is that a consumer can quickly access data on their health with a simple patient assisted finger prick to share with their physician and healthcare team, track their health overtime, measure the impacts of therapies they are undertaking and screen for potential health risks.

HealthTab™ allows for these innovations to be accessed in a low barrier manner at the community pharmacy level for a balanced cost. The pharmacist is also able to benefit from this new revenue stream, build a deeper relationship with clientele and fully realize their ability to deliver lower cost healthcare support.

During the year ended December 31, 2021, the Company was engaged in pilot programs in Shoppers Drug Mart locations across Canada to optimize the HealthTab™ offering. Pharmacist and patient feedback was gathered from these programs to support a broader launch into several pharmacy chains. Currently the Company is engaged in the rollout of the HealthTab™ point-of-care testing platform to 450 Shoppers Drug Mart and affiliated Loblaws locations nation-wide.

Avricore is focused on expanding and further deploying HealthTab™ to best meet the current community pharmacy sector’s needs. The Company is also in late stage discussions with other Canadian and international major pharmacy chains, and has a strong prospect list for future expansion.

The Company promotes a cleaner and greener economy and continues to drive towards sustainability, including regular evaluations of its sourcing and shipping procedures to ensure they are environmentally friendly.

Key developments in the later quarters of the year ended December 31, 2021 have included:

●	20 (increased from an initial 11) participating Shoppers Drug Mart® pharmacies, 15 in Ontario and 5 in British Columbia, received their HealthTab™ systems and offered screening tests to patients. The program’s primary focus was to screen patients at-risk for diabetes and cardiovascular disease. In-store signage and print material let customers know they are able to request HealthTab™ tests, and existing patients were made aware through direct outreach from their Shoppers Drug Mart® pharmacist based on their health profile. Additionally, the first ever third-party HealthTab™ advertising campaign actively marketed the program publicly in the participating region.

●	Signing of a non-exclusive, pilot supplier distribution agreement in Canada between HealthTab™ Inc., and Abbott, with respect to the handheld blood chemistry analyzer, i-STAT Alinity. The agreement allows HealthTab™ to distribute Abbott’s point-of-care i-STAT Alinity and its associated tests for creatinine in Canadian pharmacies to better support patients with important information about their renal function.

●	The first Shoppers Drug Mart® pharmacy selected to receive the system to begin beta-testing HealthTab™’s systems, reported that more than 90 patients were tested and over 600 results were reported over the initial trial period between July 5 – July 18 , 2021 at this single location.

●	Signing master agreement to pilot Healthtab™ platform for diabetes management in select Shoppers Drug Mart® pharmacies.

●	Amendment to the Distribution Agreement added the Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus, Influenza A & B and Strep – a powerful combination for detecting infections before they spread.

●	Partnered with Ellerca Health Inc. to offer joint diabetes screening and management support.

●	Signing of a Distribution Agreement with Abbott Rapid Diagnostics, to integrate new devices into Avricore’s HealthTab™ to expand its real-time data reporting system capabilities.

●	Expanding partnership with Ontario Pharmacists Association (OPA) to promote HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results.

●	Developing new pilot programs with national pharmacy chains.

●	Advancing discussions with lab service providers.

●	Continuing to negotiate new POC service integrations to expand the HealthTab™ testing menu.

●	Refining HealthTab™’s de-centralized clinical trials capabilities to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations and Clinical Research Organizations (CRO).

Key developments subsequent to December 31, 2021 have included:

●	Expanded the pilot program from 20 to 53 participating Shoppers Drug Mart® pharmacies, 48 in Ontario and 5 in British Columbia.

●	Signed a new Master Service Agreement and Statement of Work with Shoppers Drug Mart pharmacies to significantly expand the HealthTab point-of-care testing platform to up to 450 locations nation-wide, with affiliated locations under the Loblaw family of brands being included.

●	Rollout of the HealthTab™ point-of-care testing platform to 450 Shoppers Drug Mart and affiliated Loblaws locations nation-wide.

Industry Trends

HealthTab Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed (Source)
●	There are more than 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

According to PWC Canada’s most recent consumer survey, Canadians consumers have been utilizing technology to take better control of their health and 75% of them have as many as three health related apps installed on their mobile device.

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

The MIT Technology Review has looked at consumer pay genomic services, largely offered online, and have found that 26 Million people have taken one of these tests. “You may discover unexpected facts about yourself or your family when using our services,” warns the most popular company’s privacy statement. “Once discoveries are made, we can’t undo them.”

In addition to the shift in direct access healthcare technology is offering, policy changes toward healthcare policy is also creating dynamics within the market.

The Ontario Pharmacy Evidence Network’s most recent paper looked at a wide ranging of policy changes affecting Ontario alone. They found an industry going through “significant changes” thanks to the Patients First Action Plan and the Proposal to Strengthen Patient-Centered Health Care in Ontario are driving a more date-driven and patient centered approach.

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

Manufacturing - The Company has discontinued the manufacturing of OTC and generic drugs.

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

5. A. Operating Results of the Company

Overview

In the last several years, the Company’s primary focus was on expanding its HealthTab™ point-of-care testing platform in pharmacies across Canada and beyond and begin to generate more substantial revenues. The pilot project announced with Shoppers Drug Mart® was successfully executed, despite operating under the extraordinary impacts of the COVID-19 pandemic. Currently the Company is engaged in the rollout of the HealthTab™ point-of-care testing platform to 450 Shoppers Drug Mart and affiliated Loblaws locations nation-wide. The Company is in discussions with multiple pharmacy groups to expand the Canadian and international HealthTab™ network.

The most recent financials demonstrated that fiscal 2021 saw a year-over-year 372% increase in revenues and the Company has maintained strong fiscal discipline, maintaining a moderate operating cost model, conserving cash, and limiting exposure to further equity dilution while executing on the build out of HealthTab™.

Management’s focus is on expansion of the business to new markets, locations and jurisdictions; cost control and positive cash flows to ensure sustainable operations of the Company.

Results of Operations for the years ended December 31, 2021, 2020 and 2019

Revenue from the continuing operations was $122,808 for the year ended December 31, 2021 (2020 - $33,030; 2019 - $33,000). This represents the revenue earned by the POTC HealthTab™ business acquired in 2018.

Gross revenue from the discontinued operations, OTC product line, was $nil for the year ended December 31, 2021 (2020 - $Nil; 2019 - $129,776). Net sales were $nil (2020 - $nil, 2019 - $101,934) after the cost of customer marketing and promotional incentives of $nil (2020 - $nil, 2019 - $27,842). The decrease in the gross revenues is due to transition from the OTC product segment to the POCT business.

Manufacturing – The Company has discontinued the manufacturing of OTC and generic drugs.

Marketing and Communication expenses

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	$	$	$
Marketing	-	2,279	44,693
Shareholder communications	329,342	28,972	202,550
	329,342	31,251	247,243

General and Administrative expenses

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Bad debt	-	2,977	-
Bank service charges	6,806	5,910	5,916
Filing and registration fees	59,635	37,715	72,076
Foreign exchange	153	6,350	150
Insurance	44,784	38,283	33,557
Investor relations	5,312	1,265	1,990
Office maintenance	30,738	17,550	49,713
Payroll	8,380	-	-
Rent	12,810	5,268	15
Travel	14,382	5,259	35,420
	183,000	120,577	198,837

Share-based compensation

Share-based compensation for the year ended December 31, 2021 of $495,791 (2020: $130,219; 2019: $86,420) is a non-cash item that represents the allocation of the fair value of options over the vesting period.

Write-down of Intangible Assets:

During the year ended December 31, 2019 the Company performed an assessment and determined that the carrying value of the intangible asset exceeded the recoverable amount and accordingly recognized impairment of the intangible asset related to Emerald acquisition in the amount of $313,514. The impairment can be reversed in future periods when there is a change in circumstances and the estimates used to determine the asset’s recoverable amount.

Discontinued Operations

During the years ended December 31, 2021, 2020 and 2019, the loss attributable to the discontinued operations are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	$	$	$
Sales	-	-	129,776
Marketing, promotional activities	-	-	(27,842)
Net Revenue	-	-	101,934

Cost of Sales	-	-	33,481
Gross profit (loss)	-	-	68,453

Expenses
Amortization	-	-	6,301
Product registration and development	-	-	5,458
Selling and marketing	-	-	121,405
	-	-	133,164
Other income (expense)
Write-down of inventories	-	-	(109,941)
Write-down of equipment	-	-	(14,704)

Net loss from discontinued operations	-	-	(189,356)

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

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Cash used in operating activities	(1,234,154)	(1,223,396)	(862,334)
Cash provided by (used in) operating activities of discontinued operations	-	-	175,927

Cash used in investing activities	(140,364)	-	-
Cash used in investing activities of discontinued operations	-	-	-

Cash provided by financing activities	3,084,798	1,512,312	615,764

Net change in cash and cash equivalents	1,710,280	288,916	(70,643)

Cash and Cash Equivalents	2,012,995	302,715	13,799

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, and business development. The Company will require cash to support working capital.

At December 31, 2021, the Company had a working capital of $2,074,533, compared to a deficit of $714,044 at December 31, 2020. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from loans, stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next 6 months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

During the year ended year December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares to the lender representing 20% of the aggregate sum of the loan. In 2021, the Company repaid the $1,000,000 loan at its maturity. The Company does not have any off-balance sheet arrangements.

5.C. Research and development, patents and licenses etc.

The Company will not be devoting resources to research, development and patents going forward. The Company is now focused on the growth of the POTC segment HealthTab™.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2021 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

			Other Reporting Companies in Canada or the United States
Name	Age	Position	Company	Position
Hector Bremner	40	CEO, Director	N/A	N/A
Kiki Smith	55	CFO & Corporate Secretary	A.I.S. Resources Limited Ultra Lithium Inc. Goldex Resources Corp.	Director Senior Officer Senior Officer
Rodger Seccombe	41	CTO, Director	N/A	N/A
David Hall	67	Director	RepliCel Life Sciences Inc.	Director
Alan Arnstein	53	Director	N/A	N/A
Robert Sindelar	68	Director	N/A	N/A
David Farnfield	58	Director	N/A	N/A

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

Ms. Kiki Smith CPA, CGA, CFO and Corporate Secretary, Ms. Smith brings more than two decades of experience in managing and financing junior listed companies in the technology, mining exploration and food production sectors, including debt and equity financings, corporate structure design and management, cash flow management and forecasting, legal and regulatory compliance, investor communications, stakeholder engagement and risk management. She holds a BA in Economics from the University of British Columbia and a Certified Professional Accountant designation from the Certified Professional Accountants Association of British Columbia.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2021 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	FMV (2) Options ($)

Hector Bremner	2021	Nil	Nil	185,000	325,000	73,130
Chief Executive Officer	2020	Nil	Nil	150,000	500,000	34,857
(Former VP Business Development)	2019	Nil	Nil	76,250	290,000	10,378

Kiki Smith	2021	Nil	Nil	150,000	225,000	50,629
Chief Financial Officer	2020	Nil	Nil	120,000	210,000	14,640
and Corporate Secretary (1)	2019	Nil	Nil	75,000	105,000	1,422

Rodger Seccombe	2021	Nil	Nil	162,500	325,000	73,130
Chief Technology Officer	2020	Nil	Nil	120,000	Nil	Nil
	2019	Nil	Nil	126,667	650,000	8,802

Sukhwinder (Bob) Rai	2021	Nil	Nil	20,000	Nil	Nil
(Former President and	2020	Nil	Nil	120,000	Nil	Nil
Chief Executive Officer)	2019	Nil	Nil	143,750	550,000	23,224

Zula Kropivnitski	2021
Former Chief Financial	2020	Nil	Nil	Nil	Nil	Nil
Officer	2019	14,000	Nil	Nil	Nil	Nil

(1)	Consulting/management fees were paid to a consulting company owned by senior management;

(2)	Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2021

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date

Hector Bremner, Director	Mar 22, 2021 Dec 8, 2020 Oct 15, 2019 Jan 24, 2019	73,130 34,857 2,031 8,347	325,000 @ 0.25 500,000 @ 0.08 150,000 @ $0.05 140,000 @ $0.075	325,000 500,000 150,000 140,000	Mar 22, 2026 Dec 8, 2025 Oct 15, 2024 Jan 24, 2024

Rodger Seccombe, Director	Mar 22, 2021 Oct 15, 2019	73,130 8,802	325,000 @ 0.25 650,000 @ $0.05	325,000 650,000	Mar 22, 2026 Oct 15, 2024

Alan Arnstein, Director	Mar 22, 2021 Oct 15, 2019 Apr 1, 2019	16,876 135 1,854	75,000 @ 0.25 10,000 @ $0.05 35,000 @ $0.06	75,000 10,000 35,000	Mar 22, 2026 Oct 15, 2024 Apr 1, 2024

David Farnfield, Director	Mar 22, 2021 Oct 15, 2019	16,876 4,062	75,000 @ 0.25 300,000 @ $0.05	75,000 300,000	Mar 22, 2026 Oct 15, 2024

David Hall, Director	Mar 22, 2021 Oct 15, 2019 Apr 1, 2019	16,876 812 2,914	75,000 @ 0.25 60,000 @ $0.05 55,000 @ $0.06	75,000 60,000 55,000	Mar 22, 2026 Oct 15, 2024 Apr 1, 2024

Dr. Robert Sindelar, Director	Mar 22, 2021 Oct 15, 2019 Apr 1, 2019	16,876 1,219 1,854	75,000 @ 0.25 90,000 @ $0.05 35,000 @ $0.06	75,000 90,000 35,000	Mar 22, 2026 Oct 15, 2024 Apr 1, 2024

Bob Rai, Former Director	Oct 15, 2019 Apr 1, 2019	2,031 21,193	150,000 @ $0.05 400,000 @ $0.06	150,000 400,000	Oct 15, 2024 Apr 1, 2024

Sherif Gourgui, Former Director	Oct 15, 2019 Apr 1, 2019	68 1,854	5,000 @ $0.05 35,000 @ $0.06	5,000 35,000	Oct 15, 2024 Apr 1, 2024

John Papastergiou, Former Director	Oct 15, 2019 Apr 1, 2019	135 2,648	10,000 @ $0.05 50,000 @ $0.06	10,000 50,000	Oct 15, 2024 Apr 1, 2024

(1) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

The following table gives certain information concerning stock option exercises during Fiscal 2021 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2021

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	45,000	$2,600	$247,705

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

Pension/Retirement Benefits: No funds were set aside or accrued by the Company during the year ended December 31, 2021 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Robert Sindelar (Director) and Alan Arnstein (Director). The Audit Committee met once during the year ended December 31, 2021 to discuss and recommend approval by the Board of the Company’s audited financial statements. The interim financial statements and related Management Discussion and Analysis were approved by joint consent resolution.

6.D. Employees

As of December 31, 2021, the Company employed no employees. The Company engaged the services of President, Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Head of HealthTab Division through consulting service contracts.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares, and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants	Percent of Class *
Common	Hector Bremner	1,350,000	350,000 warrants 1,815,000 options	1.37%
Common	Kiki Smith	916,000	180,000 warrants 435,000 options	0.93%
Common	Rodger Seccombe	4,311,111	450,000 warrants 1,125,000 options	4.39%
Common	Robert Sindelar	560,000	Nil warrants 400,000 options	0.57%
Common	Alan Arnstein	-	250,000 options	0.00%
Common	David Farnfield	620,000	Nil warrants 500,000 options	0.63%
Common	David Hall	767,618	333,333 warrants 1,240,000 options	0.78%
	Total Directors/Management	8,524,729	1,313,333 warrants 6,715,000 options	8.68%

* Based on 98,205,264 shares outstanding as at November 11, 2022

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

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	Under the Plan, options may be exercisable for a maximum of ten years from grant date;

(c)	Under the Plan, options to acquire more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period the approval of the disinterested shareholders of the Company;

(d)	Options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)	Options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)	Options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g)	Under the Plan, options held by an option holder who is a director, employee, consultant or management company employee are no longer required to expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2021, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2021, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

—No Disclosure Required—

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On December 31, 2021, the Company’s shareholders’ list showed 97,535,264 common shares outstanding, an estimated 31 registered shareholders. The Company’s transfer agent provides that there are 31 registered shareholders with Canadian addresses.

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

7.A.4. Change of Control of Company Arrangements

—No Disclosure Necessary—

7.B. Related Party Transactions

Related party transactions are described in Note 18 to the consolidated financial statements and are shown below. The remuneration of the Company’s directors and other members of key management, being the President, Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year Ended	Year Ended	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Accounts payable and accrued liabilities	-	-	321,656

Expenditures:
Management fees	205,000	270,000	175,000
Consulting fees	162,500	120,000	218,936
Share-based compensation	264,393	58,159	41,383
Professional Fees	150,000	120,000	89,000

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2021. All related party transactions were in the normal course of business operations.

Audit Fees

For the year ended December 31, 2021, the Company expects to pay Manning Elliot LLP audit fees of $33,500.

Indirect Payments

—No Disclosure Required—

Shareholder Loans

—No Disclosure Required—

Amounts Owing to Senior Management/Directors

—No Disclosure Required—

7.C. Interests of Experts and Counsel

—No Disclosure Required—

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

8.B. Significant Changes

There are no significant changes.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company’s common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol “AVCR”. The Company also trades on the Pink Sheets under the symbol “AVCRF”.

Table No. 11 lists the high, low and closing sales prices on the TSX Venture Exchange for the last twelve fiscal quarters, and last five fiscal years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing
Fiscal Quarter Ended March 31, 2022	0.17	0.11	0.13
Fiscal Quarter Ended December 31, 2021	0.175	0.11	0.16
Fiscal Quarter Ended September 30, 2021	0.22	0.15	0.15
Fiscal Quarter Ended June 30, 2021	0.285	0.12	0.17
Fiscal Quarter Ended March 31, 2021	0.69	0.09	0.235
Fiscal Quarter Ended December 31, 2020	0.14	0.08	0.095
Fiscal Quarter Ended September 30, 2020	0.15	0.02	0.15
Fiscal Quarter Ended June 30, 2020	0.07	0.015	0.03
Fiscal Quarter Ended March 31, 2020	0.04	0.01	0.035
Fiscal Quarter Ended December 31, 2019	0.06	0.015	0.03
Fiscal Quarter Ended September 30, 2019	0.07	0.02	0.03
Fiscal Quarter Ended June 30, 2019	0.15	0.05	0.065
Fiscal Quarter Ended March 31, 2019	0.10	0.055	0.06
Fiscal Quarter Ended December 31, 2018	0.225	0.075	0.10
Fiscal Quarter Ended September 30, 2018	0.19	0.1	0.15
Fiscal Quarter Ended June 30, 2018	0.25	0.15	0.18
Fiscal Quarter Ended March 31, 2018	0.75	0.175	0.175
Fiscal Quarter Ended December 31, 2017	0.415	0.120	0.320
Fiscal Quarter Ended September 30, 2017	0.220	0.140	0.195

Fiscal Year Ended December 31, 2021	0.69	0.09	0.16
Fiscal Year Ended December 31, 2020	0.15	0.01	0.095
Fiscal Year Ended December 31, 2019	0.15	0.015	0.03
Fiscal Year Ended December 31, 2018	0.75	0.075	0.10
Fiscal Year Ended December 31, 2017	0.49	0.12	0.32

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2021, 2010 and 2019 are summarized as follows:

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	6,706,072	$0.08	5,241,072	$0.13	2,539,000	$0.23
Options granted	2,840,000	$0.22	1,730,000	$0.08	3,095,000	$0.06
Expired/Cancelled	-	-	(160,000)	$0.07	(319,000)	$0.22
Exercised	(1,666,020)	$0.08	(105,000)	$0.05	(73,928)	$0.28
Ending Balance	7,880,052	$0.13	6,706,072	$0.08	5,241,072	$0.13
Exercisable	7,692,552	$0.13	6,706,072	$0.08	5,241,072	$0.13

The following table summarizes information about share options outstanding and exercisable as at December 31, 2021:

Exercise Price		Expiry date	Options
			Outstanding	Exercisable
$0.15		June 21, 2022	140,000	140,000
$0.17		July 2, 2022	500,000	500,000
$0.10	(1)	July 20, 2022	150,000	150,000
$0.10	(1)	September 27, 2022	150,000	150,000
$0.10	(1)	November 20, 2022	150,000	150,000
$0.10	(2)	December 8, 2022	675,052	675,052
$0.10	(3)	March 27, 2023	200,000	200,000
$0.17		March 31, 2023	250,000	62,500
$0.10	(4)	April 11, 2023	150,000	150,000
$0.075		January 24, 2024	280,000	280,000
$0.08		February 28, 2024	140,000	140,000
$0.06		April 1, 2024	175,000	175,000
$0.05		October 1, 2024	1,480,000	1,480,000
$0.08		November 18, 2025	780,000	780,000
$0.08		December 8, 2025	710,000	710,000
$0.19		January 28, 2026	150,000	150,000
$0.25		March 22, 2026	1,800,000	1,800,000
			7,880,052	7,692,552

(1) Options repriced from $0.15 to $0.10 during the year ended December 31, 2020

(2) Options repriced from $0.28 to $0.10 during the year ended December 31, 2020

(3) Options repriced from $0.24 to $0.10 during the year ended December 31, 2020

(4) Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

The weighted average remaining life of the stock options outstanding at December 31, 2021 is 2.73 years (2020: 3.43 years).

Warrants

Table No. 12 lists, as of December 31, 2021, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2021		Year Ended December 31, 2020		Year Ended December 31, 2019
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	18,743,226	$0.16	20,704,664	$0.24	13,852,264	$0.28
Warrants issued	16,274,000	-	6,485,000	$0.15	6,852,400	$0.15
Exercised	(10,058,660)	$0.16	-	-	-	-
Warrants expired	(6,177,500)	$0.15	(8,446,438)	$0.33	-	-
Issued and exercisable	18,781,066	$0.21	18,743,226	$0.16	20,704,664	$0.24

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2021:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	993,666
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	770,733
$0.15	January 28, 2022	9,018,000
$0.30	February 12, 2022	7,256,000
		18,781,066

The weighted average remaining life of the warrants outstanding at December 31, 2021 is 0.17 years (2020: 1.03 years).

9.A.6. Differing Rights

—No Disclosure Necessary—

9.A.7.a. Subscription Warrants/Right

—No Disclosure Necessary—

9.A.7.b. Convertible Securities/Warrants

—No Disclosure Necessary—

9.C. Stock Exchanges Identified

The common shares of the Company are listed on the TSX Venture Exchange which is headquartered in Toronto, Ontario under the symbol “AVCR” and in United States quoted on the Pink Sheets under the symbol “AVCRF”.

Refer to ITEM #9.A.4 for trading information and history. At this time, the Company is not seeking a listing on any other stock exchange.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2021, there were an unlimited number of common shares authorized and 97,535,264 common shares issued and outstanding.

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

10.A.2. Shares Not Representing Capital.

—No Disclosure Necessary—

10.A.3. Shares Held By Company.

—No Disclosure Necessary—

10.A.4. Stock Options/Share Purchase Warrants

—Refer to Tables No. 8, No. 11 No. 13.—

10.A.5. Stock Options/Share Purchase Warrants

—Refer to Tables No. 8, No. 11 No. 13.—

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products. There is one class of shares with one vote per common share.

	Number of Shares	Share Capital
		$
Balance, December 31, 2018	40,103,665	20,783,372
Shares issued for cash, net	11,058,835	465,760
Exercise of stock options	73,928	39,807
Shares issued for services (a)	125,081	11,167
Acquisition of HealthTab Inc.(b)	1,111,110	100,000
Balance, December 31, 2019	52,472,619	21,400,106
Shares issued for cash	6,260,000	626,000
Exercise of options	105,000	6,672
Shares issued for services (c)	3,480,000	52,200
Acquisition of HealthTab™ Inc. (b)	2,000,000	100,000
Shares issued for debt (d)	5,477,965	136,949
Share issue cost	-	(35,075)
Balance, December 31, 2020	69,795,584	22,286,852
Shares issued for cash	15,740,000	2,414,000
Exercise of warrants	10,058,660	1,805,132
Exercise of stock options	1,666,020	312,052
Share issued for services (e)	275,000	38,500
Share issuance costs	-	(238,221)
Balance, December 31, 2021	97,535,264	26,618,315

(a) The Company issued 125,081 common shares to a vendor valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

(b) On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. Under the share purchase agreement, the consideration paid by the Company included staged cash payment of $200,000 (paid in the fiscal year 2018), issuance of 2,666, 667 common shares (issued in the fiscal year 2018). In addition, in the years ended December 31, 2019 and 2020, common shares with an aggregate value of $200,000 were issued at the deemed price determined based on the market price of the shares at the time of issuance.

(c) The Company issued 3,480,000 common shares valued at $52,200 as bonus shares pursuant to a loan agreement.

(d) The Company issued 5,477,965 common shares in exchange for services received and to settle accounts payables of $136,949. An aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company.

(e) The Company issued 275,000 common shares valued at $38,500 to a consultant in exchange for services received.

Except as disclosed above, no other shares were issued with a consideration other than cash during the years ended December 2019, 2020 and 2021. There were no changes in classes of shares or voting rights.

10.A.7. Resolutions/Authorizations/Approvals

—No Disclosure Necessary—

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

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10, “Taxation” below.

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

Disposition of Common Shares:

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX Venture Exchange is a prescribed stock exchange under the Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless:

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements was Manning Elliot for the years ended December 31, 2021, 2020 & 2019. Their audit reports for the years ended December 31, 2021, 2020, and 2019 are included with the related consolidated financial statements in this Annual Report.

10.H. Document on Display

— No Disclosure Necessary —

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

— No Disclosure Necessary —

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

— No Disclosure Necessary —

12.B. Warrants and Rights

— No Disclosure Necessary —

12.C. Other Securities

— No Disclosure Necessary —

12.D. American Depository Shares

— No Disclosure Necessary —

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

— No Disclosure Necessary —

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

— No Disclosure Necessary —

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2021. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2021, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2021.

Limitations on the Effectiveness of Controls

The Company’s management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

There have been no changes in the Company’s internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F Annual Report.

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

The Company’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board of Directors is composed of a majority of independent directors. The Board of Directors, at present, is composed of six directors, four of which are considered to be independent. Two directors, Mr. Hector Bremner and Mr. Rodger Seccombe are also senior officers. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Manning Elliot LLP for the years ended December 31, 2019, 2020 and 2021. The following table sets out the aggregate fees billed by Manning Elliot LLP over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)		Tax Fees(2)		All Other Fees(3)
December 31, 2021	$33,500	$	Nil	$	Nil	$	Nil (0%)

December 31, 2020	$26,000	$	Nil	$	Nil	$	Nil (0%)

December 31, 2019	$26,000	$	Nil	$	Nil	$	Nil (0%)

(1)	Related to assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements and not included in the amounts noted under Audit Fees.
(2)	Related to fees billed by the Company’s external auditor for professional services rendered for tax compliance, tax advice and tax planning.
(3)	Related to other accounting services that is excluded from the Audit Fees.

Pre-Approval Policies and Procedures

The Audit Committee has adopted an Audit Committee Charter (see “Exhibit”) governing the provision of audit and non-audit services by the external auditor. This charter requires the Audit Committee to:

1.	recommend to the Board of Directors the external auditor to be nominated by the Board of Directors and the compensation of the external auditor, and
2.	to pre-approve all non-audit services provided by the external auditor.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

—Not applicable—

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

—Not applicable—

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

—Not applicable—

ITEM 16G. CORPORATE GOVERNANCE

—Not applicable—

ITEM 16H. MINE SAFETY DISCLOSURE

—Not applicable—

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PRESEVNT INSPECTIONS

—Not applicable—

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Manning Elliott LLP, Chartered Professional Accountants, are included herein immediately preceding the audited financial statements. (Manning Elliot LLP, Vancouver, British Columbia; PCAOB ID # 1524)

Audited Financial Statements

— included after exhibit list

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

(A) Financial information

(i)	Audited Consolidated Financial Statements for the year ended December 31, 2021.

1.	Auditor’s Reports, dated April 22, 2022, April 28, 2021 and May 30, 2019.
2.	Consolidated Statements of Financial Position at December 31, 2021 and 2020.
3.	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020, and 2019.
4.	Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2021, 2020, and 2019.
5.	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020, and 2019.
6.	Notes to Consolidated Financial Statements.

(B) Index to Exhibits:

1.	Articles of Incorporation –
Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014
Amendment to Articles of Incorporation, Name Change, November 5, 2018, filed with Form 6-K, June 17, 2019

2.	Instruments defining the rights of holders – N/A
3.	Intentionally deleted.
4.	Material contracts – N/A
5.	N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	Subsidiaries - N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Notice required by Rule 104 of Regulation BTR – N/A
11.	Code of Ethics – N/A
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
14.	Legal opinion – N/A
15.	Additional exhibits:

a)	Audit Committee Charter
b)	Stock Option Plan

16.	Mine Safety Disclosures – N/A
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avricore Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has negative operating cash flows and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 22, 2022

We have served as the Company’s auditor since 2020.

Avricore Health Inc.

Consolidated Statements of Financial Position

As at December 31, 2021 and 2020

(Expressed in Canadian Dollars)

	Note	2021	2020
		$	$
ASSETS

Current Assets
Cash and cash equivalents		2,012,995	302,715
Accounts receivable	5	91,548	11,928
Prepaid expenses and deposits	6	54,467	125,444
		2,159,010	440,087

Equipment	8	90,875	-
Intangible assets	10	31,508	3
Total Assets		2,281,393	440,090

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	11	44,477	152,569
Loans payable	13	40,000	1,001,562
		84,477	1,154,131

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	14	26,618,315	22,286,852
Shares subscribed		-	10,000
Reserves	14	5,794,718	5,497,092
Deficit		(30,216,117)	(28,507,985)
		2,196,916	(714,041)
Total Liabilities and Shareholders’ Equity (Deficiency)		2,281,393	440,090

Nature of operations and going concern (Note 1)

Subsequent events (Note 24)

Approved and authorized on behalf of the Board of Directors on April 22, 2022.

“Hector Bremner”	“David Hall”
Hector Bremner, Director	David Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

	Note	2021	2020	2019
		$	$

Revenue		122,808	33,030	33,000

Cost of sales		92,287	15,550	18,502
Gross profit		30,521	17,480	14,498

Expenses
Amortization	8, 9, 10	17,984	-	180,469
Consulting	18	355,350	174,321	509,734
General and administrative	16	183,000	120,577	198,837
Management Fees	18	205,000	270,000	175,000
Marketing and communications	15	329,342	31,251	247,243
Professional fees	18	189,796	159,593	219,948
Share-based compensation	14, 18	495,791	130,219	86,420
		(1,776,263)	(885,961)	(1,617,651)
Other income (expense)
Finance costs	13	(38,438)	(158,952)	(5,144)
Gain on settlement and write-off of liabilities		75,467	33,899	3,058
Write down of intangible assets		-	-	(313,514)
Write-down on inventories	7	-	(180,432)	-
Interest income		581	-	405
Other income		-	-	2,096
		(1,708,132)	(1,173,966)	(1,916,252)

Loss from discontinued operations		-	-	(189,356)

Net loss and comprehensive loss for the year		(1,708,132)	(1,173,966)	(2,105,608)

Basic and Diluted Loss Per Share
Continuing operations		(0.02)	(0.02)	(0.04)
Discontinued operations		-	-	(0.00)
		(0.02)	(0.02)	(0.04)

Weighted Average Number of Common Shares Outstanding		92,610,766	60,449,165	47,292,091

Segmented information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Equity (Deficiency)

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance, December 31, 2018	40,103,665	20,783,372	211,167	-	733,388	4,386,450	(25,228,411)	885,966
Shares issued for cash, net	11,058,835	465,760	-	-	171,310	-	-	637,070
Exercise of stock options	73,928	39,807	-	-	-	(19,106)	-	20,701
Shares issued for services	125,081	11,167	(11,167)	-	-	-	-	-
Acquisition of HealthTab Inc.	1,111,110	100,000	(100,000)	-	-	-	-	-
Share subscriptions received	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	86,420	-	86,420
Net loss	-	-	-	-	-	-	(2,105,608)	(2,105,608)
Balance, December 31, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,453,764	(27,334,019)	(465,451)
Shares issued for cash	6,260,000	626,000	-	-	-	-	-	626,000
Exercise of options	105,000	6,672	-	-	-	(1,422)	-	5,250
Shares issued for services	3,480,000	52,200	-	-	-	-	-	52,200
Acquisition of HealthTab™ Inc.	2,000,000	100,000	(100,000)	-	-	-	-	-
Shares issued for debt	5,477,965	136,949	-	(10,000)	-	-	-	126,949
Share issue cost	-	(35,075)	-	-	9,833	-	-	(25,242)
Share subscriptions received	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	130,219	-	130,219
Net loss for the year	-	-	-	-	-	-	(1,173,966)	(1,173,966)
Balance, December 31, 2020	69,795,584	22,286,852	-	10,000	914,531	4,582,561	(28,507,985)	(714,041)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Equity (Deficiency)

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance, December 31, 2020	69,795,584	22,286,852	-	10,000	914,531	4,582,561	(28,507,985)	(714,041)
Shares issued for cash	15,740,000	2,414,000	-	(10,000)	-	-	-	2,404,000
Exercise of warrants	10,058,660	1,805,132	-	-	(151,395)	-	-	1,653,737
Exercise of stock options	1,666,020	312,052	-	-	-	(186,395)	-	125,657
Share issued for services	275,000	38,500	-	-	-	-	-	38,500
Share issuance costs	-	(238,221)	-	-	139,625	-	-	(98,596)
Share-based compensation	-	-	-	-	-	495,791	-	495,791
Net loss for the year	-	-	-	-	-	-	(1,708,132)	(1,708,132)
Balance, December 31, 2021	97,535,264	26,618,315	-	-	902,761	4,891,957	(30,216,117)	2,196,916

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

	2021	2020	2019
	$	$
Operating Activities
Net loss	(1,708,132)	(1,173,966)	(1,916,252)
Adjustment for non-cash items:
Amortization	17,984	-	180,469
Finance cost	38,438	144,488	5,144
Gain on settlement of liabilities	-	(33,899)	(3,058)
Write-down of inventories	-	180,432	-
Write down of intangible assets	-	-	313,514
Share-based payments	495,791	130,219	86,420
Change in working capital items:
Accounts receivable	(79,620)	3,546	-
Prepaid expenses and deposits	70,977	45,259	107,123
Inventories	-	(180,432)	-
Accounts payable and accrued liabilities	(69,592)	(339,043)	364,306
Net cash used in operating activities	(1,234,154)	(1,223,396)	(862,334)
Net cash provided by operating activities of discontinued operations	-	-	175,927
	(1,234,154)	(1,223,396)	(686,407)
Investing Activities
Intangible assets	(35,006)	-	-
Purchase of equipment	(105,358)	-	-
Net cash used in investing activities	(140,364)	-	-

Financing Activities
Proceeds from issuance of shares	2,404,000	626,000	637,070
Proceeds from exercise of warrants	1,653,737	-	-
Proceeds from exercise of stock options	125,657	5,250	20,701
Share issuance costs	(98,596)	(25,242)	-
Share subscription received	-	10,000	10,000
Loan repaid	(1,000,000)	-	-
Loan proceeds	-	940,000	-
Finance cost	-	(30,000)	-
Lease payments	-	(13,696)	(52,007)
Net cash provided by financing activities	3,084,798	1,512,312	615,764

Increase (decrease) in Cash and Cash Equivalents	1,710,280	288,916	(70,643)
Cash and Cash Equivalents, Beginning of Year	302,715	13,799	84,442
Cash and Cash Equivalents, End of Year	2,012,995	302,715	13,799

Cash and Cash Equivalents Consist of:
Cash	1,702,995	292,715	13,799
Guaranteed investment certificates	310,000	10,000	-
Cash and Cash Equivalents	2,012,995	302,715	13,799

Supplemental cash flow information (Note 21)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

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

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Deficit	(30,216,117)	(28,507,985)	(27,334,019)

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

2. BASIS OF PRESENTATION

a) Statement of Compliance

The consolidated financial statements for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b) Basis of preparation

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

b) Basis of preparation (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

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

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab™ Inc.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue recognition

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

The Company recognizes revenue to depict the transfer of goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

●	Identify the contract with a client;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations; and
●	Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company’s arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a) Revenue recognition (continued)

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of our transactions, our marketing strategy, historical sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration our go-to-market strategy. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its clients after invoicing within the normal 28-day commercial terms. If a client is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected.

b) Leases

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

Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

-	The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease liabilities, and the resulting interest expense and depreciation expense, may differ due to changes in the market conditions and lease term.
-	Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Foreign currency

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

d) Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

e) Intangible assets

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

f) Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s computer systems are amortized at 55% and POC systems at 8%.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Financial Instruments

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

The Company has classified its cash and cash equivalents as FVTPL and accounts receivable, accounts payable and loans payable as amortized cost.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Financial Instruments (continued)

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m) Significant accounting estimates and judgments

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

Deferred income taxes

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n) Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

4. ACQUISITION OF HEALTHTAB ™ INC.

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab™ Inc. (“HealthTab™”). HealthTab™’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab™ system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

●	Cash payment of $100,000 upon signing of the share purchase agreement (paid);
●	Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);
●	Issue 880,000 common shares no later than 125 days after the closing date (issued);
●	Issue 880,000 common shares no later than 245 days after the closing date (issued);
●	Issue 906,667 common shares no later than 365 days after the closing date (issued);
●	Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab™ for the year ended December 2018 by January 31, 2019 (issued); and
●	Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab™ for the year ended December 2019 by January 31, 2020 (issued)

This acquisition was accounted for as an acquisition of assets and liabilities as HealthTab™ did not meet the definition of a business under IFRS 3, Business Combinations.

5. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2021	December 31, 2020
	$	$
Trade receivables	83,847	9,800
GST receivable	7,701	2,128
	91,548	11,928

6. PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $35,949 (2020 - $49,433), prepaid business insurance of $6,518 (2020 - $16,513) and security deposits of $12,000 (2020 - $12,000).

7. INVENTORIES

During the year ended December 31, 2020, the Company recorded an inventory write-down of $180,432 related to hand sanitizers purchased during the year.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

8. RIGHT-OF-USE ASSET

Office Lease
$
Cost
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Additions	-
Balance, December 31, 2019, 2020 and 2021	68,253

Accumulated Amortization
Balance, December 31, 2018	-
Amortization	68,253
Balance, December 31, 2019, 2020 and 2021	68,253

Carrying value
December 31, 2019, 2020 and 2021	-

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

9. EQUIPMENT

Equipment
$
Cost
Balance, December 31, 2019 and 2020	-
Additions	105,358
Balance, December 31, 2021	105,358

Accumulated Amortization
Balance, December 31, 2019 and 2020	-
Amortization	14,483
Balance, December 31, 2021	14,483

Carrying value
As at December 31, 2020	-
As at December 31, 2021	90,875

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

10. INTANGIBLE ASSETS

	Software	HealthTab™	Corozon	Emerald	Total
	$	$	$	$	$
Cost
Balance, December 31, 2019 and 2020	-	1	1	1	3
Additions	35,006	-	-	-	35,006
Balance, December 31, 2021	35,006	1	1	1	35,009

Accumulated Amortization
Balance, December 31, 2019 and 2020	-	-	-	-	-
Amortization	3,501	-	-	-	3,501
Balance, December 31, 2021	3,501	-	-	-	3,501

Carrying value
As at December 31, 2020	-	1	1	1	3
As at December 31, 2021	31,505	1	1	1	31,508

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	December 31, 2021	December 31, 2020
	$	$
Trade accounts payable	44,477	126,569
Accrued liabilities	-	26,000
	44,477	152,569

12. LEASE LIABILITIES

$
Balance, December 31, 2019	21,390
Finance cost	726
Lease payments	(22,116)
Balance, December 31, 2020 and 2021	-

During the year ended December 31, 2020, the Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and paid the outstanding rent for the months of January to March, 2020.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

13. LOANS PAYABLE

During the year ended December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000 (the “Loan”). The Loan was for a term of one year from the date of receipt of the funds, bore interest at a rate of 10% per annum and was secured with all of the present and after-acquired property of the Company. The loan was subject to an interest reserve of $100,000 held back from the loan advance. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares with a fair value of $52,500, which was recorded against the carrying value of the Loan. During the year ended December 31, 2021, the Company recorded $21,096 (2020 - $78,904) as interest expense and recorded $17,342 (2020 - $64,158) as accretion expense on the loan which was been included in finance cost in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2021, the Company repaid the outstanding loan balance of $1,000,000 at the end of the term.

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2022. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

14. SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2021:

The Company issued 10,058,660 common shares upon exercise of warrants for gross proceeds of $1,653,737.

The Company issued 1,666,020 common shares upon exercise of stock options for gross proceeds of $125,657.

The Company issued 275,000 common shares valued at $38,500 to a consultant in exchange for services received.

On February 12, 2021, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of $0.22 per unit for gross proceeds of $1,540,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.30 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company’s directors and officers participated in the private placement. The Company paid finder’s fee totaling $56,320 and issued 256,000 finder’s warrants valued at $39,206.

On January 28, 2021, the Company closed the final tranche of a non-brokered private placement and issued 8,740,000 units at a price of $0.10 per unit for gross proceeds of $874,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company’s directors and officers participated in the private placement. The Company paid finder’s fee totaling $27,800 and issued 278,000 finder’s warrants valued at $100,419.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

14. SHARE CAPITAL (continued)

Issued share capital (continued)

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

The Company issued 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab™ (see Note 4).

The Company issued 3,480,000 common shares valued at $52,200 as bonus shares pursuant to a loan agreement (see Note 14).

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

14. SHARE CAPITAL (continued)

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period. The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	6,706,072	$0.08	5,241,072	$0.13	2,539,000	$0.24
Options granted	2,840,000	$0.22	1,730,000	$0.08	3,095,000	$0.06
Expired/Cancelled	-	-	(160,000)	$0.07	(319,000)	$0.22
Exercised	(1,666,020)	$0.08	(105,000)	$0.05	(73,928)	$0.28
Ending Balance	7,880,052	$0.13	6,706,072	$0.08	5,241,072	$0.13
Exercisable	7,692,552	$0.13	6,706,072	$0.08	5,241,072	$0.13

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2021:

Exercise Price		Expiry date	Options
			Outstanding	Exercisable
$0.15		June 21, 2022	140,000	140,000
$0.17		July 2, 2022	500,000	500,000
$0.10	(1)	July 20, 2022	150,000	150,000
$0.10	(1)	September 27, 2022	150,000	150,000
$0.10	(1)	November 20, 2022	150,000	150,000
$0.10	(2)	December 8, 2022	675,052	675,052
$0.10	(3)	March 27, 2023	200,000	200,000
$0.17		March 31, 2023	250,000	62,500
$0.10	(4)	April 11, 2023	150,000	150,000
$0.075		January 24, 2024	280,000	280,000
$0.08		February 28, 2024	140,000	140,000
$0.06		April 1, 2024	175,000	175,000
$0.05		October 1, 2024	1,480,000	1,480,000
$0.08		November 18, 2025	780,000	780,000
$0.08		December 8, 2025	710,000	710,000
$0.19		January 28, 2026	150,000	150,000
$0.25		March 22, 2026	1,800,000	1,800,000
			7,880,052	7,692,552

(1)	Options repriced from $0.15 to $0.10 during the year ended December 31, 2020
(2)	Options repriced from $0.28 to $0.10 during the year ended December 31, 2020
(3)	Options repriced from $0.24 to $0.10 during the year ended December 31, 2020
(4)	Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

14. SHARE CAPITAL (continued)

Stock options (continued)

The weighted average remaining life of the stock options outstanding at December 31, 2021 is 2.73 years.

Share-based compensation

Share-based compensation of $495,791 was recognized during the year ended December 31, 2021 (2020 - $130,219) for stock options granted, vested, and repriced during the year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2021	2020	2019
Expected life	1 – 5 years	2 – 5 years	5 years
Volatility	134% - 211%	141% - 180%	110% - 143%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.32% - 0.99%	0.23% - 0.47%	1.58% - 1.86%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	18,743,226	$0.16	20,704,664	$0.24	13,852,264	$0.28
Warrants issued	16,274,000	$0.22	6,485,000	$0.15	6,852,400	$0.15
Warrants exercised	(10,058,660)	$0.16	-	-	-	-
Warrants expired	(6,177,500)	$0.15	(8,446,438)	$0.33	-	-
Outstanding	18,781,066	$0.21	18,743,226	$0.16	20,704,664	$0.24

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

14. SHARE CAPITAL (continued)

Warrants (continued)

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2021:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	993,666
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	770,733
$0.15	January 28, 2022	9,018,000
$0.30	February 12, 2022	7,256,000
		18,781,066

The weighted average remaining life of the warrants outstanding at December 31, 2021 is 0.17 years.

Fair value of the finder’s warrants granted was measured using the Black-Scholes pricing model with the following assumptions:

	2021	2020
Expected life	1 year	1 year
Volatility	195% - 200%	190%
Dividend yield	0%	0%
Risk-free interest rate	0.15% - 0.17%	0.26%

Black-Scholes pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

15. MARKETING AND COMMUNICATIONS EXPENSES

	Year ended December 31,
	2021	2020	2019
	$	$	$
Marketing	-	2,279	44,693
Shareholder communications	329,342	28,972	202,550
	329,342	31,251	247,243

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

16. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2021	2020	2019
	$	$	$
Bad debt	-	2,977	-
Bank service charges	6,806	5,910	5,916
Filing and registration fees	59,635	37,715	72,076
Foreign exchange	153	6,350	150
Insurance	44,784	38,283	33,557
Investor relations	5,312	1,265	1,990
Office maintenance	30,738	17,550	49,713
Regulatory	8,380	-	-
Rent	12,810	5,268	15
Travel	14,382	5,259	35,420
	183,000	120,577	198,837

17. DISCONTINUED OPERATIONS

During the year ended December 31, 2019, the Company discontinued operations of its OTC pharmaceuticals products business division business segment. During the year ended December 31, 2021, 2020 and 2019, the loss attributable to the discontinued operations are as follows:

	Year ended December 31,
	2021	2020	2019
	$	$	$
Sales	-	-	129,776
Marketing, promotional activities	-	-	(27,842)
Net Revenue	-	-	101,934
Cost of Sales	-	-	33,481
Gross profit (loss)	-	-	68,453

Expenses
Amortization	-	-	6,301
Product registration and development	-	-	5,458
Selling and marketing	-	-	121,405
	-	-	133,164
Other income (expense)
Write-down of inventories	-	-	(109,941)
Write-down of equipment	-	-	(14,704)

Net loss from discontinued operations	-	-	(189,356)

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

17. DISCONTINUED OPERATIONS (continued)

The net cash flows attributable to the discontinued operations are as follows:

	Year ended December 31,
	2021	2020	2019
	$	$	$
Operating Activities
Net loss from discontinued operations	-	-	(189,356)
Adjustment for the non-cash items:
Amortization	-	-	6,301
Write-down of inventories	-	-	109,941
Write-down of equipment	-	-	14,704

Change in working capital items:
Accounts receivable	-	-	264,806
Prepaid expenses and deposits	-	-	-
Inventories	-	-	(7,442)
Accounts payable and accrued liabilities	-	-	(23,027)
	-	-	175,927

Increase (Decrease) in Cash	-	-	175,927

18. RELATED PARTY TRANSACTIONS

For the years ended December 31, 2021 2020 and 2019, the Company recorded the following transactions with related parties:

a)	$150,000 in management fees (2020 - $150,000; 2019 - $31,250) to the Chief Executive Officer of the Company along with a bonus award of $35,000 (2020 and 2019 - $nil).

b)	$20,000 in management fees to the former President and Chief Executive Officer of the Company (2020 - $120,000; 2019 - $143,750).

c)	$nil in consulting fees to the Chief Executive Officer and former Executive Vice President of the Company (2020 - $nil; 2019 - $45,000).

d)	$120,000 in professional fees (2020 - $120,000; 2019 - $75,000) to a company controlled by the Chief Financial Officer of the Company along with a bonus award of $30,000 (2020 and 2019 - $nil).

e)	$127,500 in consulting fees (2020 - $120,000; 2019 - $126,667) to the Chief Technology Officer of the Company along with a bonus award $35,000 (2020 and 2019 - $nil).

f)	$nil in consulting fees to a Company of which a former Chief Financial Officer and former Corporate Secretary of the Company are employees (2020 - $nil; 2019 - $47,270).

g)	$nil in professional fees to a Company controlled by a former Chief Financial Officer (2020 - $nil; 2019 - $14,000).

h)	In 2020 the Company issued an aggregate of 1,900,000 shares in settlement of $47,500 in amounts owing to certain directors and officers of the Company for services received in 2019. The shares issued to the related parties are subject to a four month plus one day hold period. There was no gain or loss on settlement.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

18. RELATED PARTY TRANSACTIONS (continued)

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Year ended December 31,
	2021	2020	2019
	$	$	$
Consulting fees	162,500	120,000	218,936
Management fees	205,000	270,000	175,000
Professional fees	150,000	120,000	89,000
Share-based compensation	264,393	58,159	41,383
	781,893	568,159	524,319

As at December 31, 2021, 2020 and 2019, the following amounts due to related parties were included in accounts payable and accrued liabilities:

Due to	2021	2020	2019
	$	$	$
President and former Chief Executive Officer	-	-	134,339
Chief Executive Officer	-	-	59,304
Company controlled by the CFO	-	-	5,513
Officer of HealthTab Inc.	-	-	122,500
Total	-	-	321,656

19. CAPITAL DISCLOSURES

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2021.

20. SEGMENTED INFORMATION

At December 31, 2021 and 2020, the Company has only one segment, being the HealthTab™ - Point of Care Business in Canada.

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business (see Note 17).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

21. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2021, the Company:

-	Issued common shares against subscriptions of $10,000 received in prior year.
-	Issued 275,000 common shares valued at $38,500 for services received.

During the year ended December 31, 2020, the Company:

-	Issued in total 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab™ (see Notes 4 and 14).
-	Issued in total 3,480,000 common shares valued at $52,200 as bonus shares under a loan agreement (see Notes 13).
-	Issued 5,477,965 common shares at a price of $0.025 per share to settle an outstanding debt of $136,949.

During the year ended December 31, 2019 the Company:

-	issued in total 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (Notes 4 and 14).
-	issued 125,081 common shares to a vendor valued at $11,167.

22. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
	$	$	$
Loss for the year	$(1,708,132)	$(1,173,966)	$(2,105,608)

Expected income tax recovery (27%)	(461,000)	(317,000)	(569,000)
Change in statutory, foreign tax, foreign exchange rates and other	(24,000)	(3,000)	25,000
Permanent differences and other	134,000	35,000	24,000
Share issue cost	(5,000)	(5,000)	(5,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	-	1,000	572,000
Change in unrecognized deductible temporary differences	356,000	289,000	(47,000)
Total income tax expense (recovery)	-	-	$-

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in Canadian Dollars)

22. INCOME TAXES

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2021	2020
	$	$
Share issue costs	29,000	8,000
Property and equipment	164,000	164,000
Intangible asset	157,000	157,000
Non-capital losses	5,636,000	5,301,000
Total	5,986,000	5,630,000
Unrecognized deferred tax assets	(5,986,000)	(5,630,000)
Deferred income tax asset (liability)	-	-

The Company has approximately $20,876,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

23. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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

Approximately 76% of trade receivables are due from one customer at December 31, 2021 (2020 – 45% from one customer).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

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

As at December 31, 2021, the Company’s liabilities were comprised of accounts payable and accrued liabilities, and loans payable of $84,477 (2020 - $1,154,131).

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

For the years ended December 31, 2021, 2020 and 2019

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

Level 3: Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

24. SUBSEQUENT EVENTS

a)	The Company issued 160,000 common shares upon exercise of warrants for gross proceeds of $24,000

b)	8,858,000 warrants with exercise price of $0.15 expired unexercised.

c)	7,256,000 warrants with exercise price of $0.30 expired unexercised.

d)	1,280,000 stock options held by former consultants of the Company were cancelled.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: December 20, 2022	AVRICORE HEALTH INC.

By: /s/ Kiki Smith
Kiki Smith,
Chief Financial Officer

46