Form 20-F
period 2022-12-31
Avricore Health Inc.
filed 2023-06-16
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. December 31, 2022 - 99,244,664.

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2022 unless an earlier or later date is indicated.

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

Since its inception, the Company has had limited revenues and has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control product and pre-clinical testing for registration of a number of therapeutic products and over-the-counter (OTC) pharmaceutical products with Health Canada and the FDA. Sales of T36® Antiseptic Hand Sanitizer products were discontinued in the year ended December 31, 2012. During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business. The Company has changed its direction, and its current operations consist of developing and implementing its HealthTab™ point-of-care technology (POCT). Currently the Company is engaged in the rollout of the HealthTab™ point-of-care testing platform to 532 Shoppers Drug Mart and affiliated Loblaws locations nation-wide. As a result, future sales of the Company’s products are difficult to predict.

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

Management of the Company at the time of this report, collectively own approximately 10% of the Company’s issued and outstanding common shares at that date. These shareholders, if acting together, could significantly influence all matters requiring approval by the Company’s shareholders, including the election of directors and the approval of mergers or other business combination transactions. Management may not make decisions that will maximize shareholder value and may make decisions that will contribute to or cause the entrenchment of management.

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

The Company hopes to improve health outcomes for patients and lower overall healthcare system costs in this way, bridging traditional healthcare platforms with disruptive innovations and eventually achieving the healthcare cost savings government and private payors are seeking to achieve.

This is all possible thanks to the Company’s HealthTab™ technology, which provides lab-accurate results for specific blood work within 12 minutes. Installed at the pharmacy and administered by the attending pharmacist, the patient can quickly access up to 27 bio-markers. The advantage of this innovation is that a consumer can quickly access data on their health with a simple patient assisted finger prick to share with their physician and healthcare team, track their health overtime, measure the impacts of therapies they are undertaking and screen for potential health risks.

HealthTab™ allows for these innovations to be accessed in a low barrier manner at the community pharmacy level for a balanced cost. The pharmacist is also able to benefit from this new revenue stream, build a deeper relationship with clientele and fully realize their ability to deliver lower cost healthcare support.

During the year ended December 31, 2022, the Company completed the rollout of 416 HealthTab™ systems in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics, 378 in Ontario and 23 in British Columbia, 6 in Nova Scotia, 5 in Alberta and 4 in New Brunswick. The Company was honoured to have HealthTab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

Avricore is focused on expanding and further deploying HealthTab™ to best meet the current community pharmacy sector’s needs. The Company is also in late-stage discussions with other Canadian and international major pharmacy chains, and has a strong prospect list for future expansion.

The Company promotes a cleaner and greener economy and continues to drive towards sustainability, including regular evaluations of its sourcing and shipping procedures to ensure they are environmentally friendly.

Key developments in the later quarters of the year ended December 31, 2022 have included:

Key developments have included:

●	The Company recognized revenue of $1,768,374. The Company recorded deferred revenue of $252,000, for which the Company completed delivery in Q1 2023.

●	The Company significantly expanded the number of Shoppers Drug Mart pharmacies offering its HealthTab™ point-of-care testing platform under a renewed Master Service Agreement (MSA) to 532 locations nation-wide. In addition to Shoppers Drug Mart pharmacies, this new MSA and corresponding Statement of Work (SOW) provided for affiliated locations under the Loblaws family of brands, to utilize HealthTab™ upon request.

●	In 100 of these locations, the Company has deployed Abbott’s ID Now™, either in combination with the Afinion 2™ or standalone, to support virus detection and assess the demand and effectiveness of infectious disease screening in community pharmacies.

●	416 HealthTab™ systems were operating in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics as of December 31, 2022, 378 in Ontario and 23 in British Columbia, 6 in Nova Scotia, 5 in Alberta and 4 in New Brunswick. The Company was honoured to have HealthTab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and popular approach. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTab™ currently offers with the Abbott Afinion 2™. Also announced as part of this plan in Ontario, is a second stage of scope modifications, which will begin on January 1, 2023. This stage allows for limited prescribing for minor ailments and certain prescription renewals, further enhancing the value of community pharmacy.

●	These changes, and increasing demand, means Canadian pharmacy business is rapidly changing before our eyes, from being product focused to service focused. At $51.4 billion, the industry already represents a significant impact on healthcare, and the anticipated increase in funding and new service offerings, including point-of-care testing, will mean this practice will play an even more impactful role going forward.

●	During the pilot with Shoppers Drug Mart®, over 15,000 HealthTab™ tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that HealthTab™ enabled an increase in the value of services they were able to provide to their patients.

●	Developed a unique quality assurance program with a third-part reference laboratory to offer HealthTab™ pharmacies industry leading validation for point-of-care instruments and test consumables.

●	Signing of a non-exclusive, pilot supplier distribution agreement in Canada between HealthTab™ Inc., and Abbott, with respect to the handheld blood chemistry analyzer, i-STAT Alinity. The agreement allows HealthTab™ to distribute Abbott’s point-of-care i-STAT Alinity and its associated tests for creatinine in Canadian pharmacies to better support patients with important information about their renal function.

●	Amendment to the Distribution Agreement adds Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus (RSV), Influenza A & B and Streptococcus – a powerful combination for detecting infections before they spread.

●	Partnered with Ellerca Health Inc. to offer joint diabetes screening and management support.

●	Signing of a Distribution Agreement with Abbott Rapid Diagnostics, to integrate new devices into Avricore’s HealthTab™ to expand its real-time data reporting system capabilities.

●	Developing new pilot programs with national pharmacy chains,

●	Continuing to negotiate new POC diagnostic device integrations to expand the HealthTab™ testing menu.

●	Refining HealthTab™’s de-centralized clinical trials capabilities to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations and Clinical Research Organizations (CRO).

Key developments subsequent to December 31, 2022 have included:

●	As of the date of this report 532 participating Shoppers Drug Mart® pharmacies and Loblaw family stores are offering screening tests to patients via HealthTab™ systems. This innovative practice in healthcare delivery is expected to expand, as provinces struggle to recruit more family physicians. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. In-store signage and print material will let customers know they are able to request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® or Real Canadian Superstore® pharmacist based on their health profile.

●	Signed a new Master Service Agreement and Statement of Work with Shoppers Drug Mart pharmacies to significantly expand the HealthTab point-of-care testing platform to up to 450 locations nation-wide, with affiliated locations under the Loblaw family of brands being included.

●	On March 28th, 2023 the Government of Canada tabled it’s budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. This new funding approach is novel for the fact that each province will have specific agreements, opposed to the more traditional generalized formula. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

●	The Canadian Medical Association expressed support for many of the initiatives on March 30th, 2023 in relation to the healthcare agreement and encouraged government to institute recommendations from the Addressing Canada’s Health Workforce Crisis report from the Standing Committee on Health. One of the key items they pointed to was “…optimizing scopes of practice for health professionals…”.

●	Most provinces have already begun expanding the scope of practice of their pharmacists, with 7 provinces allowing these healthcare professionals to prescribe for minor ailments and 8 provinces either allowing or will soon allow them to order and interpret lab results.

Industry Trends

HealthTab™ is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled clinical grade blood chemistry analyzer. These results are available in 12 minutes. Consumers’ bio-markers, which include key results related to heart, liver and kidney function, are received via secure login which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making. This one-of-a-kind real-time reporting system opens the door to improved preventative healthcare in public and private health systems.

De-identified data collected, with consumer consent across the HealthTab™ network of analyzers, can be shared with life-science companies and other research entities including the clinical research industry. The traditional clinical trial approach can be limited in the scope of time, demographical outreach, and other inherent exclusionary attributes. HealthTab™ presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and real-world evaluation clinical trials.

Between January and February 2020, the Deloitte Center for Health Solutions surveyed multiple leaders from 17 pharmaceutical companies on their organizations’ RWE capabilities. Survey questions revolved around current and future applications for RWE, areas of investment, strategic partnerships, and use of Real World Data (RWD) and RWE in R&D.

●	Ninety-four percent of survey respondents believe using RWE in R&D will become important or very important to their organizations by 2022.

●	Almost all companies expect to increase investments in talent, technology, and external partnerships to strengthen their RWE capabilities.

●	Reduced clinical trial costs and trial failure rates using RWE in R&D

●	Entered strategic partnerships to access new sources of RWD (in fact, all have taken this step)

The Company believes it is very well positioned as a strategic partner and lead in this exciting growth sector. In addition, HealthTab™ is ideally situated to provide Real Time Real World Data (RTRWD). This is an important distinction from RWD because HealthTab™’s anonymized data can be transmitted in real time versus the lag that is accompanied with RWD that is gathered from clinical reporting systems, insurance claims and adverse event reporting systems.

Currently, HealthTab™ is available in certain Shoppers Drug Marts in several Canadian provinces. The Company has secured commitments with other pharmacies in Canada to place additional HealthTab™ systems and is in negotiations with corporate chains. Furthermore, the Company expanded a partnership agreement with the Ontario Pharmacists Association (OPA) to endorse HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results. The OPA is the largest pharmacists’ association in the country, with over 10,000 members and over 4,600 community pharmacy locations.

HealthTab™ is being embraced as it is the most credible way to deploy point-of-care testing in the pharmacy and community setting where it offers the reliability, accuracy and flexibility the sector needs. Avricore has enjoyed a robust response from a variety of key industry players including, CROs, labs, pharmacies and researchers and has been engaging in a variety of technical discussions which are anticipated to lead to business.

As conversations progress, the Company will be making announcements in due course.

Fully Integrated Patient Health Records

The Company has been in technical discussions on the integration of HealthTab™ into the electronic medical records and pharmacy management systems with a Canadian market leader in the provision of these systems.

HealthTab™’s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to an electronic medical record as well as a patient’s personal health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

Connected Medical Devices

With greater utilization of integrated devices in almost all other sectors of daily life, the seamless connection of medical devices has been slow to catch up. That is changing, as Electronic Health Records (EHS) are becoming increasingly important to patients, providers, and researchers. Having quick, reliable access to critical information means better healthcare outcomes and by the end of 2023, the connected medical device market is expected to reach over $23 billion US. This sector includes near-to-patient devices like wearables, screening and diagnostic tools and even hospital-based systems.

Community Pharmacy Sector

In an era of rapid change in health care delivery, community pharmacy practice models and community pharmacy business models are both experiencing significant evolution in focus and daunting challenges to be met. We strongly believe that Avricore is a game-changing catalyst for community pharmacy to meet their practice and business challenges and increasingly focus on patient-centred cognitive services with attendant point-of-care testing in the future. Avricore is focused on expanding and further deploying its HealthTab™ and to best meet the current community pharmacy sector’s needs.

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

4.C. Organization structure

The Company is not part of a group and has one wholly-owned subsidiaries, HealthTab Inc., which is incorporated in British Columbia.

4.D. Equipment

The Company’s property, plant and equipment is HealthTabTM systems deployed at pharmacy locations, comprised of system analyzers, system computer hardware and systems software.

Item 4A Unresolved Staff Comments

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and operational performance should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto prepared in accordance with IFRS.

5. A. Operating Results of the Company

Overview

In the last several years, the Company’s primary focus was on expanding its HealthTab™ point-of-care testing platform in pharmacies across Canada and beyond and begin to generate more substantial revenues. The pilot project announced with Shoppers Drug Mart® was successfully executed, despite operating under the extraordinary impacts of the COVID-19 pandemic. Currently the Company has completed the rollout of 532 HealthTab™ point-of-care testing platform Shoppers Drug Mart and affiliated Loblaws locations nation-wide.

The Company is in discussions with multiple pharmacy groups to expand the Canadian and international HealthTab™ network.

The most recent financials demonstrated that fiscal 2022 saw a year-over-year 1,340% increase in revenues and the Company has maintained strong fiscal discipline, maintaining a moderate operating cost model, conserving cash, and limiting exposure to further equity dilution while executing on the build out of HealthTab™.

Management’s focus is on expansion of the business to new markets, locations and jurisdictions; cost control and positive cash flows to ensure sustainable operations of the Company.

Results of Operations for the years ended December 31, 2022, 2021 and 2020

Revenue from the continuing operations was $1,768,374 for the year ended December 31, 2022 (2021 - $122,808; 2020 - $33,030). This represents the revenue earned by the POTC HealthTab™ business acquired in 2018.

Marketing and Communication expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	$	$	$
Marketing	-	-	2,279
Shareholder communications	173,035	329,342	28,972
	173,035	329,342	31,251

General and Administrative expenses

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Bad debt	-	-	2,977
Bank service charges	5,421	6,806	5,910
Filing and registration fees	40,563	59,635	37,715
Insurance	60,251	44,784	38,283
Investor relations	-	5,312	1,265
Office maintenance	31,888	30,738	17,550
Payroll	34,813	-	-
Regulatory fees	5,238	8,380	-
Rent	16,800	12,810	5,268
Travel	55,170	14,382	5,259
	250,144	182,847	114,227

Share-based compensation

Share-based compensation for the year ended December 31, 2022 of $331,522 (2021: $495,791; 2020: $130,219) is a non-cash item that represents the allocation of the fair value of options over the vesting period.

5. B. Liquidity and capital resources

Liquidity

The Company’s operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Cash used in operating activities	(437,832)	(1,234,154)	(1,223,396)
Cash used in investing activities	(1,208,516)	(140,364)	-
Cash provided by financing activities	253,880	3,084,798	1,512,312
Net change in cash and cash equivalents	(1,392,468)	1,710,280	288,916
Cash and Cash Equivalents	620,527	2,012,995	302,715

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, and business development. The Company will require cash to support working capital.

At December 31, 2022, the Company had a working capital of $826,238, compared to $2,074,533 at December 31, 2021. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from loans, stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next 6 months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2022 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Hector Bremner	41	CEO, Director	N/A	N/A
Kiki Smith	56	CFO & Corporate Secretary	A.I.S. Resources Limited Ultra Lithium Inc. Goldex Resources Corp.	Director Senior Officer Senior Officer
Rodger Seccombe	42	CTO, Director	N/A	N/A
David Hall	68	Director	RepliCel Life Sciences Inc.	Director
Alan Arnstein	54	Director	N/A	N/A
Robert Sindelar	69	Director	N/A	N/A
David Farnfield	59	Director	N/A	N/A

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2022 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR’s Granted (#)	FMV (2) Options ($)

Hector Bremner	2022	Nil	Nil	168,000	700,000	93,222
Chief Executive Officer	2021	Nil	35,000	150,000	325,000	73,130
(Former VP Business Development)	2020	Nil	Nil	150,000	500,000	34,857

Kiki Smith	2022	Nil	Nil	124,200	150,000	19,976
Chief Financial Officer	2021	Nil	30,000	120,000	225,000	50,629
and Corporate Secretary (1)	2020	Nil	Nil	120,000	210,000	14,640

Rodger Seccombe	2022	Nil	Nil	168,000	700,000	93,222
Chief Technology Officer	2021	Nil	35,000	127,500	325,000	73,130
	2020	Nil	Nil	120,000	Nil	Nil

(1)	Consulting/management fees were paid to a consulting company owned by senior management;
(2)	Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2022

	Grant date	FMV(1) - $	Issued		Vested	Expiry Date
Hector Bremner,	Aug 10, 2022	93,222	700,000 @ 0.15		175,000	Aug 10, 2027
Director	Mar 22, 2021	73,130	325,000 @ 0.25		325,000	Mar 22, 2026
	Dec 8, 2020	34,857	500,000 @ 0.08		500,000	Dec 8, 2025
	Oct 15, 2019	2,031	150,000 @ $0.05		150,000	Oct 15, 2024
	Jan 24, 2019	8,347	140,000 @ $0.075		140,000	Jan 24, 2024

Rodger Seccombe,	Aug 10, 2022	93,222	700,000 @ 0.15		175,000	Aug 10, 2027
Director	Mar 22, 2021	73,130	325,000 @ 0.25		325,000	Mar 22, 2026
	Oct 15, 2019	8,802	650,000 @ $0.05		650,000	Oct 15, 2024
	April 11, 2018	30,233	150,000 @$0.21	(2)	150,000	Apr 11, 2023

Alan Arnstein, Director	Aug 10, 2022	16,647	125,000 @ 0.15		31,250	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25		75,000	Mar 22, 2026

David Farnfield,	Aug 10, 2022	16,647	125,000 @ 0.15		31,250	Aug 10, 2027
Director	Mar 22, 2021	16,876	75,000 @ 0.25		75,000	Mar 22, 2026
	Oct 15, 2019	4,062	300,000 @ $0.05		300,000	Oct 15, 2024

David Hall, Director	Aug 10, 2022	59,928	450,000 @ 0.15		112,500	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25		75,000	Mar 22, 2026
	Oct 15, 2019	812	60,000 @ $0.05		60,000	Oct 15, 2024
	Apr 1, 2019	2,914	55,000 @ $0.06		55,000	Apr 1, 2024

Dr. Robert Sindelar,	Aug 10, 2022	16,647	125,000 @ 0.15		31,250	Aug 10, 2027
Director	Mar 22, 2021	16,876	75,000 @ 0.25		75,000	Mar 22, 2026
	Oct 15, 2019	1,219	90,000 @ $0.05		90,000	Oct 15, 2024
	Apr 1, 2019	1,854	35,000 @ $0.06		35,000	Apr 1, 2024

(1)	Share-based payments for options granted were measured using the Black-Sholes option pricing model.
(2)	Options repriced from $0.21 to $0.10 during the year ended December 31, 2020.

The following table gives certain information concerning stock option exercises during Fiscal 2022 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2022

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	625,000	$62,500	$553,013

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

Pension/Retirement Benefits: No funds were set aside or accrued by the Company during the year ended December 31, 2022 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

The Company will pay a consulting fee in the amount of (Cdn) $18,000 per month to Hector Bremner for CEO services through a consulting agreement.

The Company will pay a consulting fee in the amount of (Cdn) $10,700 per month to a company controlled by Kiki Smith for CFO and Corporate Secretarial services through a consulting agreement.

The Company will pay a consulting fee in the amount of (Cdn) $18,000 per month to Rodger Seccombe for CTO services through a consulting agreement.

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Robert Sindelar (Director) and Alan Arnstein (Director). The Audit Committee met once during the year ended December 31, 2022 to discuss and recommend approval by the Board of the Company’s audited financial statements. The interim financial statements and related Management Discussion and Analysis were approved by joint consent resolution.

6.D. Employees

As of December 31, 2022, the Company employed 1 employee. The Company engaged the services of President, Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Head of HealthTab Division through consulting service contracts.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares, and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants	Percent of Class *
Common	Hector Bremner	1,350,000	2,115,000 options	3.48%
Common	Kiki Smith	916,000	720,300 options	1.64%
Common	Rodger Seccombe	4,461,111	1,975,000 options	6.46%
Common	Robert Sindelar	760,000	525,000 options	1.29%
Common	Alan Arnstein	25,000	400,000 options	0.43%
Common	David Farnfield	620,000	700,000 options	1.32%
Common	David Hall	1,367,618	890,000 options	2.27%
	Total Directors/Management	9,499,729	Nil warrants 7,325,300 options	16.89%

* Based on 99,644,664 shares outstanding as at June 14, 2023

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2022, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2022, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

—No Disclosure Required—

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On December 31, 2022, the Company’s shareholders’ list showed 99,244,664 common shares outstanding, an estimated 53 registered shareholders. The Company’s transfer agent provides that there are 53 registered shareholders with Canadian addresses.

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

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Accounts payable and accrued liabilities	-	-	-

Expenditures:
Management fees	168,000	205,000	270,000
Consulting fees	168,000	162,500	120,000
Share-based compensation	151,088	264,393	58,159
Professional Fees	124,200	150,000	120,000

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2022. All related party transactions were in the normal course of business operations.

Audit Fees

For the year ended December 31, 2022, the Company expects to pay Manning Elliot LLP audit fees of $65,000.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing
Fiscal Quarter Ended March 31, 2023	0.37	0.275	0.30
Fiscal Quarter Ended December 31, 2022	0.41	0.145	0.315
Fiscal Quarter Ended September 30, 2022	0.19	0.125	0.155
Fiscal Quarter Ended June 30, 2022	0.19	0.08	0.18
Fiscal Quarter Ended March 31, 2022	0.17	0.11	0.13
Fiscal Quarter Ended December 31, 2021	0.175	0.11	0.16
Fiscal Quarter Ended September 30, 2021	0.22	0.15	0.15
Fiscal Quarter Ended June 30, 2021	0.285	0.12	0.17
Fiscal Quarter Ended March 31, 2021	0.69	0.09	0.235
Fiscal Quarter Ended December 31, 2020	0.14	0.08	0.095
Fiscal Quarter Ended September 30, 2020	0.15	0.02	0.15
Fiscal Quarter Ended June 30, 2020	0.07	0.015	0.03
Fiscal Quarter Ended March 31, 2020	0.04	0.01	0.035
Fiscal Quarter Ended December 31, 2019	0.06	0.015	0.03
Fiscal Quarter Ended September 30, 2019	0.07	0.02	0.03
Fiscal Quarter Ended June 30, 2019	0.15	0.05	0.065
Fiscal Quarter Ended March 31, 2019	0.10	0.055	0.06
Fiscal Quarter Ended December 31, 2018	0.225	0.075	0.10
Fiscal Quarter Ended September 30, 2018	0.19	0.1	0.15

Fiscal Year Ended December 31, 2022	0.41	0.08	0.315
Fiscal Year Ended December 31, 2021	0.69	0.09	0.16
Fiscal Year Ended December 31, 2020	0.15	0.01	0.095
Fiscal Year Ended December 31, 2019	0.15	0.015	0.03
Fiscal Year Ended December 31, 2018	0.75	0.075	0.10

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2022, 2021 and 2020 are summarized as follows:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	7,880,052	$0.13	6,706,072	$0.08	5,241,072	$0.13
Options granted	3,125,000	$0.15	2,840,000	$0.22	1,730,000	$0.08
Expired/Cancelled	(1,570,052)	$0.13	-	-	(160,000)	$0.07
Exercised	(800,000)	$0.10	(1,666,020)	$0.08	(105,000)	$0.05
Ending Balance	8,635,000	$0.14	7,880,052	$0.13	6,706,072	$0.08
Exercisable	6,216,250	$0.14	7,692,552	$0.13	6,706,072	$0.08

The following table summarizes information about share options outstanding and exercisable as at December 31, 2022:

Exercise Price		Expiry date	Options
			Outstanding	Exercisable
$0.17		March 13, 2023	250,000	250,000
$0.10	(1)	March 27, 2023	200,000	200,000
$0.10	(2)	April 11, 2023	150,000	150,000
$0.075		January 24, 2024	140,000	140,000
$0.06		April 1, 2024	140,000	140,000
$0.05		October 15, 2024	1,470,000	1,470,000
$0.08		November 18, 2025	500,000	500,000
$0.08		December 8, 2025	710,000	710,000
$0.19		January 28, 2026	150,000	150,000
$0.25		March 22, 2026	1,800,000	1,800,000
$0.15		August 10, 2027	2,725,000	681,250
$0.15		August 12, 2027	100,000	25,000
$0.16		October 12, 2027	300,000	-
			8,635,000	6,216,250

(1) Options repriced from $0.24 to $0.10 during the year ended December 31, 2020

(2) Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

The weighted average remaining life of the stock options outstanding at December 31, 2022 is 3.17 years (2021: 2.73 years).

Warrants

Table No. 12 lists, as of December 31, 2022, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	18,781,066	$0.21	18,743,226	$0.16	20,704,664	$0.24
Warrants issued	-	-	16,274,000	-	6,485,000	$0.15
Exercised	(909,400)	$0.19	(10,058,660)	$0.16	-	-
Warrants expired	(17,871,666)	$0.22	(6,177,500)	$0.15	(8,446,438)	$0.33
Issued and exercisable	-	-	18,781,066	$0.21	18,743,226	$0.16

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2022, there were an unlimited number of common shares authorized and 99,244,664 common shares issued and outstanding.

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

	Number of Shares	Share Capital
Balance, December 31, 2019	52,472,619	21,400,106
Shares issued for cash	6,260,000	626,000
Exercise of options	105,000	6,672
Shares issued for services (b)	3,480,000	52,200
Acquisition of HealthTab™ Inc. (a)	2,000,000	100,000
Shares issued for debt (c)	5,477,965	136,949
Share issue cost	-	(35,075)
Balance, December 31, 2020	69,795,584	22,286,852
Shares issued for cash	15,740,000	2,414,000
Exercise of warrants	10,058,660	1,805,132
Exercise of stock options	1,666,020	312,052
Share issued for services (d)	275,000	38,500
Share issuance costs	-	(238,221)
Balance, December 31, 2021	97,535,264	26,618,315
Exercise of warrants	909,400	175,412
Exercise of stock options	800,000	271,000
Balance, December 31, 2022	99,244,664	27,064,727

(a) On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. Under the share purchase agreement, the consideration paid by the Company included staged cash payment of $200,000 (paid in the fiscal year 2018), issuance of 2,666, 667 common shares (issued in the fiscal year 2018). In addition, in the years ended December 31, 2019 and 2020, common shares with an aggregate value of $200,000 were issued at the deemed price determined based on the market price of the shares at the time of issuance.

(b) The Company issued 3,480,000 common shares valued at $52,200 as bonus shares pursuant to a loan agreement.

(c) The Company issued 5,477,965 common shares in exchange for services received and to settle accounts payables of $136,949. An aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company.

(d) The Company issued 275,000 common shares valued at $38,500 to a consultant in exchange for services received.

Except as disclosed above, no other shares were issued with a consideration other than cash during the years ended December 2020, 2021 and 2022. There were no changes in classes of shares or voting rights.

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

Share Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value. All of the common shares must be fully paid and are not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have pre-emptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements was Manning Elliot for the years ended December 31, 2022, 2021 & 2020. Their audit reports for the years ended December 31, 2022, 2021, and 2020 are included with the related consolidated financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2022. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2022, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2022.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Manning Elliot LLP for the years ended December 31, 2020-2022. The following table sets out the aggregate fees billed by Manning Elliot LLP over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)		Tax Fees(2)		All Other Fees(3)
December 31, 2022	$65,000		$4,500	$	Nil		$7,500 (0%)

December 31, 2021	$29,500	$	Nil	$	Nil	$	Nil (0%)

December 31, 2020	$26,000	$	Nil	$	Nil	$	Nil (0%)

(1)	Related to assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements and not included in the amounts noted under Audit Fees.
(2)	Related to fees billed by the Company’s external auditor for professional services rendered for tax compliance, tax advice and tax planning.
(3)	Related to other accounting services that is excluded from the Audit Fees.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Manning Elliott LLP, Chartered Professional Accountants, are included herein immediately preceding the audited financial statements. (Manning Elliot LLP, Vancouver, British Columbia; PCAOB ID # 1524).

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

(A) Financial information

(i)	Audited Consolidated Financial Statements for the year ended December 31, 2022.

1.	Auditor’s Reports, dated May 1, 2023, April 22, 2022 and April 28, 2021.
2.	Consolidated Statements of Financial Position at December 31, 2022 and 2021.
3.	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021, and 2020.
4.	Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2022, 2021, and 2020.
5.	Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020.
6.	Notes to Consolidated Financial Statements.

(B) Index to Exhibits:

1.	Articles of Incorporation –
Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014
Amendment to Articles of Incorporation, Name Change, November 5, 2018, filed with Form 6-K, June 17, 2019
2.	Instruments defining the rights of holders – N/A
3.	Intentionally deleted.
4.	Material contracts – N/A
5.	N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	Subsidiaries - N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Notice required by Rule 104 of Regulation BTR – N/A
11.	Code of Ethics – N/A
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002
14.	Legal opinion – N/A
15.	Additional exhibits:

a)	Audit Committee Charter
b)	Stock Option Plan

16.	Mine Safety Disclosures – N/A
101.	INS* XBRL Instance Document
101.	SCH* XBRL Taxonomy Extension Schema Document
101.	CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.	DEF* XBRL Taxonomy Extension Definitions Linkbase Document
101.	LAB* XBRL Taxonomy Extension Label Linkbase Document
101	.PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avricore Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has negative operating cash flows and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 1, 2023

PCAOB ID: 1524

We have served as the Company’s auditor since 2020.

Avricore Health Inc.

Consolidated Statements of Financial Position

As at December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	2022	2021
		$	$
ASSETS

Current Assets
Cash and cash equivalents		620,527	2,012,995
Term deposit		10,000	-
Accounts receivable	4	770,373	91,548
Prepaid expenses and deposits	5	30,231	54,467
		1,431,131	2,159,010

Equipment	6	1,107,991	90,875
Intangible assets	7	29,861	31,508
Total Assets		2,568,983	2,281,393

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	312,893	44,477
Deferred revenue		252,000	-
Loans payable	9	40,000	40,000
		604,893	84,477

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	10	27,064,727	26,618,315
Reserves	10	5,933,708	5,794,718
Deficit		(31,034,345)	(30,216,117)
		1,964,090	2,196,916
Total Liabilities and Shareholders’ Equity (Deficiency)		2,568,983	2,281,393

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

Approved and authorized on behalf of the Board of Directors on May 1, 2023.

“Hector Bremner”	“David Hall”
Hector Bremner, Director	David Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	Note	2022	2021	2020
		$	$
Revenue	18	1,768,374	122,808	33,030

Cost of sales		1,311,581	92,287	15,550
Gross profit		456,793	30,521	17,480

Expenses
Advertising and promotion		2,961	-	-
Amortization	6 & 7	631	17,984	-
Consulting	12	197,860	355,350	174,321
General and administrative	11	250,144	182,847	114,227
Management Fees	12	168,000	205,000	270,000
Shareholder communications		173,035	329,342	31,251
Professional fees	12	150,585	189,796	159,593
Share-based compensation	10 & 12	331,522	495,791	130,219
		(1,274,738)	(1,776,110)	(879,611)
Other income (expense)
Finance costs	9	-	(38,438)	(158,952)
Gain on settlement and write-off of liabilities		-	75,467	33,899
Foreign exchange gain (loss)		298	(153)	(6,350)
Write-down on inventories		-	-	(180,432)
Interest income		8,086	581	-
Write-off of accounts receivable		(8,667)	-	-
		(283)	37,457	(311,835)

Net loss and comprehensive loss for the year		(818,228)	(1,708,132)	(1,173,966)

Basic and Diluted Loss Per Share		(0.01)	(0.02)	(0.02)

Weighted Average Number of Common Shares Outstanding		97,859,216	92,610,766	60,449,165

Segmented information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Equity (Deficiency)

For the years ended December 31, 2022, 2021 and 2020

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

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Equity (Deficiency)

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance, December 31, 2021	97,535,264	26,618,315	-	-	902,761	4,891,957	(30,216,117)	2,196,916
Exercise of warrants	909,400	175,412	-	-	(1,532)	-	-	173,880
Exercise of options	800,000	271,000	-	-	-	(191,000)	-	80,000
Share-based compensation	-	-	-	-	-	331,522	-	331,522
Net loss for the year	-	-	-	-	-	-	(818,228)	(818,228)
Balance, December 31, 2022	99,244,664	27,064,727	-	-	901,229	5,032,479	(31,034,345)	1,964,090

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	2022	2021	2020
	$	$
Operating Activities
Net loss	(818,228)	(1,708,132)	(1,173,966)
Adjustment for non-cash items:
Amortization	183,047	17,984	-
Finance cost	-	38,438	144,488
Gain on settlement of liabilities	-	-	(33,899)
Write-down of inventories	-	-	180,432
Write-off of accounts receivable	8,667	-	-
Share-based payments	331,522	495,791	130,219
Change in working capital items:
Accounts receivable	(687,492)	(79,620)	3,546
Prepaid expenses and deposits	24,236	70,977	45,259
Deferred revenue	252,000	-	-
Inventories	-	-	(180,432)
Accounts payable and accrued liabilities	268,416	(69,592)	(339,043)
Net cash used in operating activities	(437,832)	(1,234,154)	(1,223,396)

Investing Activities
Intangible assets	(5,171)	(35,006)	-
Purchase of equipment	(1,193,345)	(105,358)	-
Term deposit	(10,000)	-	-
Net cash used in investing activities	(1,208,516)	(140,364)	-

Financing Activities
Proceeds from issuance of shares	-	2,404,000	626,000
Proceeds from exercise of warrants	173,880	1,653,737	-
Proceeds from exercise of stock options	80,000	125,657	5,250
Share issuance costs	-	(98,596)	(25,242)
Share subscription received	-	-	10,000
Loan repaid	-	(1,000,000)	-
Loan proceeds	-	-	940,000
Finance cost	-	-	(30,000)
Lease payments	-	-	(13,696)
Net cash provided by financing activities	253,880	3,084,798	1,512,312

(Decrease) increase in Cash and Cash Equivalents	(1,392,468)	1,710,280	288,916
Cash and Cash Equivalents, Beginning of Year	2,012,995	302,715	13,799
Cash and Cash Equivalents, End of Year	620,527	2,012,995	302,715

Cash and Cash Equivalents Consist of:
Cash	620,527	1,702,995	292,715
Guaranteed investment certificates	-	310,000	10,000
Cash and Cash Equivalents	620,527	2,012,995	302,715

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have historically been funded by the issuance of share capital but there is no guarantee that such funding will be available in the future. These conditions indicate the existence of material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements. The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Deficit	(31,034,345)	(30,216,117)	(28,507,985)

2. BASIS OF PRESENTATION

a) Statement of Compliance

The consolidated financial statements for the year ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b) Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s and its subsidiary’s functional currency, unless other indicated.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

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

These consolidated financial statements include the accounts of the Company and its controlled wholly owned Canadian subsidiary HealthTab™ Inc.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue recognition

The Company’s revenues are generated from operating leases of the POCT system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts.

The Company recognizes revenue to depict the transfer of goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations; and
●	Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company’s arrangements with customers can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

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

The Company generally receives payment from its customers after invoicing within the normal 28-day commercial terms. If a customer is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Leases of the Company’s POCT systems to customers are classified as operating leases. Lease payments from operating leases are recognized as income on a straight-line basis. All costs, including depreciation, incurred in earning the operating lease income are recognized as cost of sales. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the lease income. The depreciation for depreciable underlying assets subject to operating leases is in accordance with depreciation policy for the Company’s equipment.

c) Foreign currency

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

d) Cash and cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition. Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses. Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of software, intellectual property, trademarks and web domains and distribution rights, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

f) Equipment

Equipment acquired by the Company is recorded at cost on the date of acquisition. Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s system hardware is amortized at 55% and system analyzers and software at 20%.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Company has classified its cash and cash equivalents as FVTPL and term deposit, accounts receivable, accounts payable and loans payable as amortized cost.

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

For the years ended December 31, 2022, 2021 and 2020

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I) Impairment of equipment and intangible assets (continued)

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

Estimation of useful lives of equipment and software

Amortization of equipment and software is dependent upon estimates of their useful lives. The actual lives of the assets are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, and maintenance are taken into account.

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

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m) Significant accounting estimates and judgments (continued)

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

Going concern

Management has applied judgements in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2022. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The factors considered by management are disclosed in Note 1.

n) Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

4. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2022	December 31, 2021
	$	$
Trade receivables	748,097	83,847
GST receivable	22,276	7,701
	770,373	91,548

5. PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $6,932 (2021 - $35,949), prepaid business insurance of $11,299 (2021 - $6,518) and security deposits of $12,000 (2021 - $12,000).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

6. EQUIPMENT

Equipment
$
Cost
Balance, December 31, 2020	-
Additions	105,358
Balance, December 31, 2021	105,358
Additions	1,193,345
Balance, December 31, 2022	1,298,703

Accumulated Amortization
Balance, December 31, 2020	-
Amortization	14,483
Balance, December 31, 2021	14,483
Amortization	176,229
Balance, December 31, 2022	190,712

Carrying value
As at December 31, 2021	90,875
As at December 31, 2022	1,107,991

Equipment is comprised primarily of assets deployed to earn revenues.

7. INTANGIBLE ASSETS

	Software	HealthTab™	Corozon	Emerald	Total
	$	$	$	$	$
Cost
Balance, December 31, 2020	-	1	1	1	3
Additions	35,006	-	-	-	35,006
Balance, December 31, 2021	35,006	1	1	1	35,009
Additions	5,171	-	-	-	5,171
Balance, December 31, 2022	40,177	1	1	1	40,180

Accumulated Amortization
Balance, December 31, 2020	-	-	-	-	-
Amortization	3,501	-	-	-	3,501
Balance, December 31, 2021	3,501	-	-	-	3,501
Amortization	6,818	-	-	-	6,818
Balance, December 31, 2022	10,319	-	-	-	10,319

Carrying value
As at December 31, 2021	31,505	1	1	1	31,508
As at December 31, 2022	29,858	1	1	1	29,861

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	December 31, 2022	December 31, 2021
	$	$
Trade accounts payable	261,493	44,477
GST payable	51,400	-
	312,893	44,477

9. LOANS PAYABLE

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

During the year ended December 31, 2022, the Company recorded $Nil (2021 - $21,096) as interest expense and recorded $Nil (2021 - $17,342) as accretion expense on the loan which was been included in finance cost in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2021, the Company repaid the outstanding loan balance of $1,000,000 at the end of the term.

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2023. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

10. SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2022:

The Company issued 909,400 common shares upon exercise of warrants for gross proceeds of $173,880.

The Company issued 800,000 common shares upon exercise of stock options for gross proceeds of $80,000.

During the year ended December 31, 2021:

The Company issued 10,058,660 common shares upon exercise of warrants for gross proceeds of $1,653,737.

The Company issued 1,666,020 common shares upon exercise of stock options for gross proceeds of $125,657.

The Company issued 275,000 common shares valued at $38,500 to a consultant in exchange for services received.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

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

The Company issued 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab™.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	7,880,052	$0.13	6,706,072	$0.08	5,241,072	$0.13
Options granted	3,125,000	$0.15	2,840,000	$0.22	1,730,000	$0.08
Expired/Cancelled	(1,570,052)	$0.13	-	-	(160,000)	$0.07
Exercised	(800,000)	$0.10	(1,666,020)	$0.08	(105,000)	$0.05
Ending Balance	8,635,000	$0.14	7,880,052	$0.13	6,706,072	$0.08
Exercisable	6,216,250	$0.14	7,692,552	$0.13	6,706,072	$0.08

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

Exercise Price		Expiry date	Options
			Outstanding	Exercisable
$0.17		March 13, 2023	250,000	250,000
$0.10	(1)	March 27, 2023	200,000	200,000
$0.10	(2)	April 11, 2023	150,000	150,000
$0.075		January 24, 2024	140,000	140,000
$0.06		April 1, 2024	140,000	140,000
$0.05		October 15, 2024	1,470,000	1,470,000
$0.08		November 18, 2025	500,000	500,000
$0.08		December 8, 2025	710,000	710,000
$0.19		January 28, 2026	150,000	150,000
$0.25		March 22, 2026	1,800,000	1,800,000
$0.15		August 10, 2027	2,725,000	681,250
$0.15		August 12, 2027	100,000	25,000
$0.16		October 12, 2027	300,000	-
			8,635,000	6,216,250

(1)	Options repriced from $0.24 to $0.10 during the year ended December 31, 2020
(2)	Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

The weighted average remaining life of the stock options outstanding at December 31, 2022 is 3.17 years. The weighted average fair value of options granted during the year ended December 31, 2022 is $0.13 per option.

Share-based compensation

Share-based compensation of $331,522 was recognized during the year ended December 31, 2022 (2021 - $495,791) respectively, for stock options granted, and vested during the year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2022	2021	2020
Expected life	0.8 – 2.65 years	1 – 5 years	2 – 5 years
Volatility	94% - 193%	134% - 211%	141% - 180%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.46% - 3.71%	0.32% - 0.99%	0.23% - 0.47%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2022		Year ended December 31, 2021		Year ended December 31, 2020
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	18,781,066	$0.21	18,743,226	$0.16	20,704,664	$0.24
Warrants issued	-	-	16,274,000	$0.22	6,485,000	$0.15
Warrants exercised	(909,400)	$0.19	(10,058,660)	$0.16	-	-
Warrants expired	(17,871,666)	$0.22	(6,177,500)	$0.15	(8,446,438)	$0.33
Outstanding	-	-	18,781,066	$0.21	18,743,226	$0.16

Fair value of the finder’s warrants granted was measured using the Black-Scholes pricing model with the following assumptions:

	2022	2021	2020
Expected life	-	1 year	1 year
Volatility	-	195% - 200%	190%
Dividend yield	-	0%	0%
Risk-free interest rate	-	0.15% - 0.17%	0.26%

Black-Scholes pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

11. GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended December 31,
	2022	2021	2020
	$	$	$
Bad debt	-	-	2,977
Bank service charges	5,421	6,806	5,910
Filing and registration fees	40,563	59,635	37,715
Insurance	60,251	44,784	38,283
Investor relations	-	5,312	1,265
Office maintenance	31,888	30,738	17,550
Payroll	34,813	-	-
Regulatory fees	5,238	8,380	-
Rent	16,800	12,810	5,268
Travel	55,170	14,382	5,259
	250,144	182,847	114,227

12. RELATED PARTY TRANSACTIONS

For the years ended December 31, 2022, 2021 and 2020, the Company recorded the following transactions with related parties:

a)	$168,000 in management fees (2021 - $150,000; 2020 - $150,000) to the Chief Executive Officer of the Company along with a bonus award of $nil (2021 - $35,000, 2020 - $nil).

b)	$nil in management fees to the former President and Chief Executive Officer of the Company (2021 - $20,000, 2020 - $120,000).

c)	$124,200 in professional fees (2021 - $120,000; 2020 - $120,000) to a company controlled by the Chief Financial Officer of the Company along with a bonus award of $nil (2021 - $30,000, 2020 - $nil).

d)	$168,000 in consulting fees (2021 - $127,500; 2020 - $120,000) to the Chief Technology Officer of the Company along with a bonus award $nil (2021 - $35,000 and 2020 - $nil).

e)	In 2020 the Company issued an aggregate of 1,900,000 shares in settlement of $47,500 in amounts owing to certain directors and officers of the Company for services received in 2019. The shares issued to the related parties are subject to a four month plus one day hold period. There was no gain or loss on settlement.

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Years ended December 31,
	2022	2021	2020
	$	$	$
Consulting fees	168,000	162,500	120,000
Management fees	168,000	205,000	270,000
Professional fees	124,200	150,000	120,000
Share-based compensation	151,088	264,393	58,159
	611,288	781,893	568,159

There were no amounts due to related parties as at December 31, 2022, 2021 and 2020.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13. CAPITAL DISCLOSURES

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2022.

14. SEGMENTED INFORMATION

At December 31, 2022 2021 and 2020, the Company has only one segment, being the HealthTab™ - Point of Care Business in Canada.

15. SUPPLEMENTAL CASH FLOW INFORMATION

There were no non-cash transactions during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company:

- Issued common shares against subscriptions of $10,000 received in prior year.

- Issued 275,000 common shares valued at $38,500 for services received

During the year ended December 31, 2020, the Company:

- Issued in total 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab™.

- Issued in total 3,480,000 common shares valued at $52,200 as bonus shares under a loan.

- Issued 5,477,965 common shares at a price of $0.025 per share to settle an outstanding debt of $136,949.

16. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
	$	$	$
Loss for the year	$(818,228)	$(1,708,132)	$(1,173,966)

Expected income tax recovery (27%)	(221,000)	(461,000)	(317,000)
Change in statutory, foreign tax, foreign exchange rates and other	(2,000)	(24,000)	(3,000)
Permanent differences and other	91,000	134,000	35,000
Share issue cost	(5,000)	(5,000)	(5,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	-	-	1,000
Change in unrecognized deductible temporary differences	137,000	356,000	289,000
Total income tax expense (recovery)	-	-	-

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

16.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2022	2021
	$	$
Share issue costs	26,000	29,000
Property and equipment	219,000	164,000
Intangible asset	157,000	157,000
Non-capital losses	5,719,000	5,636,000
Total	6,121,000	5,986,000
Unrecognized deferred tax assets	(6,121,000)	(5,986,000)
Deferred income tax asset (liability)	-	-

The Company has approximately $21,261,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

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

Approximately 99% of trade receivables are due from one customer at December 31, 2022 (2021 – 76% from one customer).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)	Liquidity risk

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

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2022 are as follows:

	Carrying value	Contractual Cash flows	Within 1 year	1 - 5 Years
	$	$	$	$
Accounts payable and accrued liabilities	312,893	312,893	312,893	-
Deferred revenue	252,000	252,000	252,000	-
Loan payable	40,000	40,000	-	40,000
	604,893	604,893	564,893	40,000

c)	Market risk

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

d)	Fair values of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, and loans payable carrying amounts approximate fair value due to their short-term maturity;

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

d)	Fair values of financial instruments (continued)

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

18. REVENUE

Revenues earned comprise lease and service $222,406 (2021 – $nil, 2020 – $nil) and sale of products $1,545,968 (2021 – $122,808, 2020 - $33,030). For the years ended December 31, 2022, 2021 and 2020, the Company had one major customer from whom revenues are earned. The loss of this major customer would have an adverse effect on the overall operations of the company. Revenue from the major customer was $1,768,374 for the year ended December 31, 2022 (2021 – $122,808, 2020 - $33,030).

19. SUBSEQUENT EVENTS

The Company issued 400,000 common shares upon exercise of stock options for gross proceeds of $42,500.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 16, 2023		AVRICORE HEALTH INC.

	By:	/s/ Kiki Smith
Kiki Smith,
Chief Financial Officer

45