Form 20-F
period 2023-12-31
Avricore Health Inc.
filed 2024-06-12
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report _____________

For the transition period from ___________________ to ______________________

Commission file number:000-51848

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. December 31, 2023 - 99,644,664.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 2 of 105 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2023 unless an earlier or later date is indicated.

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

Since its inception, the Company has had limited revenues and has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control product and pre-clinical testing for registration of a number of therapeutic products and over-the-counter (OTC) pharmaceutical products with Health Canada and the FDA. Sales of T36® Antiseptic Hand Sanitizer products were discontinued in the year ended December 31, 2012. During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business. The Company has changed its direction, and its current operations consist of developing and implementing its HealthTab™ point-of-care technology (POCT). Currently the Company is engaged in the rollout of the HealthTab™ point-of-care testing platform to 776 Shoppers Drug Mart and affiliated Loblaws locations nation-wide. As a result, future sales of the Company’s products are difficult to predict.

The Company has commenced generating operating cash flow, however failure to generate sufficient revenues and cash flow in the future could cause the Company to go out of business.

The Company has no history of pre-tax profit and in the previous four years has had only limited annual revenues for most of the years it has been operating. The Company sustained operating losses for each of its fiscal years and has sustained significant accumulated operating losses. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. Based upon current plans to introduce HealthTab™ into new markets in Canada and internationally, maintain the Company’s public listing on the TSX-Venture Exchange (the “Exchange”) and support the continued registration of its securities in the US, the Company may incur operating losses in future periods. These losses will occur because there are continuing expenses associated with the roll out of the Company’s HealthTab™ network, legal and accounting fees, the maintenance of its public listing and other expenses associated with running an operating business. Even if the Company becomes operationally profitable, the Company will need to raise significant amounts of new funding to expand these activities. Also, the Company may not be successful in generating significant revenues in the future. At the time of this report, the Company has sufficient funds to continue the roll out of its HealthTab™ network but it may be unable to do so without securing further financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations,

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

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

693 HealthTab™ systems were operating in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics as of December 31, 2023; 448 in Ontario and 74 in British Columbia, 12 in Nova Scotia, 151 in Alberta, 1 in Prince Edward Island, 2 in Saskatchewan and 5 in New Brunswick. The Company was honoured to have HealthTab™ placed in the first pharmacist-led primary healthcare clinic located in Lethbridge, Alberta. Not only was this the first clinic, it was also the first system placed in a Real Canadian Superstore®, as well as its first Alberta location.

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

Key developments in the later quarters of the year ended December 31, 2023 have included:

Key developments have included:

●	In the year ended December 31, 2023 revenue increased by 97% year over year to $3,485,147 and gross profit increased by 163% to $1,203,396.

●	In the three months ended December 31, 2023 revenue increased by 39% year over year to $1,354,403 and gross profit increased by 197% to $501,466.

●	Avricore has partnered with Ascensia Diabetes Care to integrate their blood glucose monitoring systems, CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s HealthTab™ platform. The collaboration aims to improve diabetes management for patients and pharmacists in Canada by linking daily blood glucose testing data to the patient’s HealthTab™ account. This integration will provide a more comprehensive health data tool for combating diabetes. The technical work is expected to be completed by Q3 of this year, with ongoing efforts to encourage patient engagement. Ascensia Diabetes Care is a global company focused on supporting people with diabetes and is a subsidiary of PHC Holdings Corporation.

●	In September 2023, the Company announced its first testing location within Rexall’s Pharmacy Walk-In Clinic in Sherwood Park, Alberta. That location, a first for Rexall as well, offers both the Afinion 2™ blood-chemistry analyzer as well as the ID Now™ molecular platform by Abbott Rapid Diagnostics, giving patients quick access to their test results, and allowing for immediate consultation with their pharmacist.

●	Subsequent to the initial launch, the Company was pleased to announce further expansion of HealthTab™ with Rexall Pharmacy Group ULC (“Rexall”). The Companies have been working closely to develop the best patient approaches and internal workflows to ensure the most successful deployment of this powerful point-of-care testing platform.

●	The next steps with Rexall will be to deploy a minimum of another 20 locations spread out between stores in Alberta and Ontario. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback.

●	Avricore’s HealthTab™ platform has been selected by a collaborative effort involving Barts Heart Centre and HEART UK to assess the feasibility of community pharmacists in the UK providing cholesterol testing alongside blood pressure checks for cardiovascular risk evaluation. The study aims to build on the success of over 930,000 blood pressure checks conducted in 6,000 pharmacies as part of an NHS initiative. With NHS England allocating £645 million (approx. $1.1 billion CDN$) to increase access to primary care, HealthTab™ will support pharmacists in delivering vital support for chronic diseases.

●	Signing a reseller agreement between HealthTab™ Inc. and Abbott Rapid Diagnostics Limited UK & Ireland. This agreement provides a foundation for HealthTab™ to purchase and distribute the Afinion™ 2 and associated tests for diabetes and heart disease screening in community pharmacies in the United Kingdom.

●	The Company has significantly expanded the number of Shoppers Drug Mart pharmacies offering its HealthTab™ point-of-care testing platform under a renewed Master Service Agreement (MSA) to 776 locations nation-wide. In addition to Shoppers Drug Mart pharmacies, this new MSA and corresponding Statement of Work (SOW) provides for affiliated locations under the Loblaws family of brands, to utilize HealthTab™ upon request.

Key developments subsequent to December 31, 2023 have included:

●	Subsequent to December 31, 2023 an additional 83 systems have been deployed for a total of 776 participating Shoppers Drug Mart® pharmacies and Loblaw family stores offering screening tests to patients via HealthTab™ systems as of the date of this report.

●	In 212 of these locations, the Company has deployed Abbott’s ID Now™, either in combination with the Afinion 2™ or standalone, to offer confirmed molecular testing for virus detection in community pharmacies. Last year’s “tripledemic” (Flu, RSV and Covid) strained the Canadian healthcare system beyond its breaking point. This year scientists are concerned about a heavily mutated Covid variant. Pharmacy will play a key a role in these battles and confirmed tests results means faster responses, better treatment and less spread of these infectious diseases.

●	While flu season strains pharmacies’ capacity for chronic disease screening and management, having the ID Now™ means HealthTab™ can support pharmacies with confirmed molecular testing for virus detection during these critical months of the year and diversify the Company’s revenues.

●	The innovative practice of pharmacist-led primary healthcare clinics is expected to expand, as provinces struggle to meet the health care needs of their residents and recruit more family physicians. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. In-store signage and print material will let customers know they are able to request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® or Real Canadian Superstore® pharmacist based on their health profile. On March 28th, 2023, the Government of Canada tabled its budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. This new funding approach is novel for the fact that each province will have specific agreements, opposed to the more traditional generalized formula. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

●	The Canadian Medical Association expressed support for many of the initiatives on March 30th, 2023, in relation to the healthcare agreement and encouraged government to institute recommendations from the Addressing Canada’s Health Workforce Crisis report from the Standing Committee on Health. One of the key items they pointed to was “…optimizing scopes of practice for health professionals…”.

●	Most provinces have already begun expanding the scope of practice of their pharmacists, with 7 provinces allowing these healthcare professionals to prescribe for minor ailments and 8 provinces either allowing or will soon allow them to order and interpret lab results.

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and increasingly popular approach. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTab™ currently offers with the Abbott Afinion 2™. Also announced as part of this plan in Ontario, is a second stage of scope modifications, which began on January 1, 2023. This stage allows for limited prescribing for minor ailments and certain prescription renewals, further enhancing the value of community pharmacy.

●	These changes, and increasing demand, means Canadian pharmacy business is rapidly changing before our eyes, from being product focused to service focused. At $51.4 billion, the industry already represents a significant impact on healthcare, and the anticipated increase in funding and new service offerings, including point-of-care testing, will mean this practice will play an even more impactful role going forward.

●	During the pilot with Shoppers Drug Mart®, over 15,000 HealthTab™ tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that HealthTab™ enabled an increase in the value of services they were able to provide to their patients.

●	Developed a unique quality assurance program with a third-part reference laboratory to offer HealthTab™ pharmacies industry leading validation for point-of-care instruments and test consumables.

●	Signing of a non-exclusive, pilot supplier distribution agreement in Canada between HealthTab™ Inc., and Abbott, with respect to the handheld blood chemistry analyzer, i-STAT Alinity. The agreement allows HealthTab™ to distribute Abbott’s point-of-care i-STAT Alinity and its associated tests for creatinine in Canadian pharmacies to better support patients with important information about their renal function.

●	Amendment to the Distribution Agreement adds Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus (RSV), Influenza A & B and Streptococcus – a powerful combination for detecting infections before they spread.

●	Developing new pilot programs with national pharmacy chains,

●	Continuing to negotiate new POC diagnostic device integrations to expand the HealthTab™ testing menu.

●	Refining HealthTab™’s de-centralized clinical trials capabilities to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with pharmacies, life-science companies, host-locations, and Clinical Research Organizations (CRO).

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

Connected Medical Devices

With greater utilization of integrated devices in almost all other sectors of daily life, the seamless connection of medical devices has been slow to catch up. That is changing, as Electronic Health Records (EHS) are becoming increasingly important to patients, providers, and researchers. Having quick, reliable access to critical information means better healthcare outcomes and by the end of 2024, the connected medical device market is expected to reach over $23 billion US and achieving $133 billion US by 2029. This sector includes near-to-patient devices like wearables, screening and diagnostic tools and even hospital-based systems.

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

4.C. Organization structure

The Company is not part of a group and has one wholly-owned subsidiary, HealthTab Inc., which is incorporated in British Columbia.

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

5. A. Operating Results of the Company

Overview

In the last several years, the Company’s primary focus was on expanding its HealthTab™ point-of-care testing platform in pharmacies across Canada and beyond and begin to generate more substantial revenues. The pilot project announced with Shoppers Drug Mart® was successfully executed, despite operating under the extraordinary impacts of the COVID-19 pandemic. Currently the Company has completed the rollout of 776 HealthTab™ point-of-care testing platform Shoppers Drug Mart and affiliated Loblaws locations nation-wide.

The Company is in discussions with multiple pharmacy groups to expand the Canadian and international HealthTab™ network.

The most recent financials demonstrated that fiscal 2023 saw a year-over-year 97% increase in revenues and the Company has maintained strong fiscal discipline, maintaining a moderate operating cost model, conserving cash, and limiting exposure to further equity dilution while executing on the build out of HealthTab™.

Management’s focus is on expansion of the business to new markets, locations and jurisdictions; cost control and positive cash flows to ensure sustainable operations of the Company.

Results of Operations for the years ended December 31, 2023, 2022 and 2021

Revenue from the continuing operations was $3,485,147 for the year ended December 31, 2023 (2022 - $1,768,374; 2021 - $122,808). This represents the revenue earned by the POTC HealthTab™ business acquired in 2018.

Marketing and Communication expenses

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	$	$	$
Marketing	-	-	-
Shareholder communications	112,234	173,035	329,342
	112,234	173,035	329,342

General and Administrative expenses

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Bank service charges	6,008	5,421	6,806
Filing and registration fees	61,569	40,563	59,635
Insurance	92,812	60,251	44,784
Investor relations	-	-	5,312
Office maintenance	44,545	31,888	30,738
Payroll	70,495	34,813	-
Regulatory fees	7,373	5,238	8,380
Rent	18,000	16,800	12,810
Travel	35,317	55,170	14,382
Warranty expense	3,250	-	-
	339,369	250,144	182,847

Share-based compensation

Share-based compensation for the year ended December 31, 2023 of $703,612 (2022: $331,522; 2021: $495,791) is a non-cash item that represents the allocation of the fair value of options over the vesting period.

5. B. Liquidity and capital resources

Liquidity

The Company’s operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Cash used in operating activities	660,403	(437,832)	(1,234,154)
Cash used in investing activities	(1,046,859)	(1,208,516)	(140,364)
Cash provided by financing activities	42,500	253,880	3,084,798
Net change in cash and cash equivalents	(343,956)	(1,392,468)	1,710,280
Cash and Cash Equivalents	276,571	620,527	2,012,995

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, and business development. The Company will require cash to support working capital.

At December 31, 2023, the Company had a working capital of $244,343, compared to $826,238 at December 31, 2022. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from loans, stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next 6 months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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

5.E. Critical Accounting Estimates

Critical accounting estimates are disclosed in the consolidated financial statements for the current fiscal year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2023 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Hector Bremner	42	CEO, Director	N/A	N/A
Kiki Smith	57	CFO & Corporate Secretary	A.I.S. Resources Limited Ultra Lithium Inc. Goldex Resources Corp.	Director Senior Officer Senior Officer
Rodger Seccombe	43	CTO, Director	N/A	N/A
Alan Arnstein	55	Director	N/A	N/A
Christine Hrudka	64	Director	Pharmacy Association of Saskatchewan	Director
David Farnfield	60	Director	N/A	N/A
David Hall	69	Director	RepliCel Life Sciences Inc.	Director
Robert Sindelar	70	Director	N/A	N/A
Tom Teahen	55	Director	Advanced Fuels for Greenfield Global.	Senior Vice President

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

Christine Hrudka, Director. is a Canadian pharmacist, entrepreneur, leader, public speaker, and advocate for women in business. She owned chain and independent pharmacies, served as Chair of the Canadian Pharmacy Association, and has led the advancement of many critical topics provincially, nationally, and internationally. She is a board member of Pharmacy Association of Saskatchewan, the North American representative of the World Pharmacy Council, and an Ad-hoc member of the Minister Anand COVID-19 Supply Council. She also served as Director of Pharmapod, Director and committee member of Governance and Compensation, Smart Employee Benefits, Board chair of Aither Ingredient Corporation and Member-at-Large, University of Saskatchewan Senate. She has volunteered for many community boards such as SREDA, YWCA, United Way, and WESK. Christine holds a B.Sc. in Pharmacy (BSP) and a designation from the Institute of Corporate Directors, Designation (ICD.D).

Tom Teahen, Director served as president and CEO of the Ontario Workplace Safety and Insurance Board 2015-2021. He also served as chief of staff to the Ontario Minister of Labour, Minister of Education and to the Office of the Premier of Ontario during the period 2005 – 2015. Prior to that Mr. Teahen practiced law in the areas of labour and employment law, civil litigation and administrative law. Mr. Teahen currently serves as the Senior Vice President Advanced Fuels for Greenfield Global.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2023 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

	Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	FMV (2) Options ($)

Hector Bremner Chief Executive Officer (Former VP Business Development)	2023 2022 2021	Nil Nil Nil	Nil Nil 35,000	216,000 168,000 150,000	300,000 700,000 325,000	71,613 93,222 73,130

Kiki Smith Chief Financial Officer and Corporate Secretary (1)	2023 2022 2021	Nil Nil Nil	Nil Nil 30,000	128,400 124,200 120,000	135,300 150,000 225,000	32,297 19,976 50,629

Rodger Seccombe Chief Technology Officer	2023 2022 2021	Nil Nil Nil	Nil Nil 35,000	216,000 168,000 127,500	300,000 700,000 325,000	71,613 93,222 73,130

(1)	Consulting/management fees were paid to a consulting company owned by senior management;
(2)	Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2023

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Hector Bremner, Director	May 15, 2023 Aug 10, 2022 Mar 22, 2021 Dec 8, 2020 Oct 15, 2019 Jan 24, 2019	71,613 93,222 73,130 34,857 2,031 8,347	300,000 @ 0.28 700,000 @ 0.15 325,000 @ 0.25 500,000 @ 0.08 150,000 @ $0.05 140,000 @ $0.075	150,000 700,000 325,000 500,000 150,000 140,000	May 15, 2028 Aug 10, 2027 Mar 22, 2026 Dec 8, 2025 Oct 15, 2024 Jan 24, 2024
Rodger Seccombe, Director	May 15, 2023 Aug 10, 2022 Mar 22, 2021 Oct 15, 2019 April 11, 2018	71,613 93,222 73,130 8,802 30,233	300,000 @ 0.28 700,000 @ 0.15 325,000 @ 0.25 650,000 @ $0.05 150,000 @$0.21(2)	150,000 700,000 325,000 650,000 150,000	May 15, 2028 Aug 10, 2027 Mar 22, 2026 Oct 15, 2024 Apr 11, 2023
Alan Arnstein, Director	May 15, 2023 Aug 10, 2022 Mar 22, 2021	47,742 16,647 16,876	200,000 @ 0.28 125,000 @ 0.15 75,000 @ 0.25	100,000 125,000 75,000	May 15, 2028 Aug 10, 2027 Mar 22, 2026
Christine Hrudka	Jun 21, 2023	26,703	200,000@ 0.20	100,000	Jun 21, 2028
David Farnfield, Director	May 15, 2023 Aug 10, 2022 Mar 22, 2021 Oct 15, 2019	47,742 16,647 16,876 4,062	200,000 @ 0.28 125,000 @ 0.15 75,000 @ 0.25 300,000 @ $0.05	100,000 125,000 75,000 300,000	May 15, 2028 Aug 10, 2027 Mar 22, 2026 Oct 15, 2024
David Hall, Director	May 15, 2023 Aug 10, 2022 Mar 22, 2021 Oct 15, 2019 Apr 1, 2019	59,677 59,928 16,876 812 2,914	250,000 @ 0.28 450,000 @ 0.15 75,000 @ 0.25 60,000 @ $0.05 55,000 @ $0.06	125,000 450,000 75,000 60,000 55,000	May 15, 2028 Aug 10, 2027 Mar 22, 2026 Oct 15, 2024 Apr 1, 2024
Dr. Robert Sindelar, Director	May 15, 2023 Aug 10, 2022 Mar 22, 2021 Oct 15, 2019 Apr 1, 2019	47,742 16,647 16,876 1,219 1,854	200,000 @ 0.28 125,000 @ 0.15 75,000 @ 0.25 90,000 @ $0.05 35,000 @ $0.06	100,000 125,000 75,000 90,000 35,000	May 15, 2028 Aug 10, 2027 Mar 22, 2026 Oct 15, 2024 Apr 1, 2024
Thomas Teahen	Jun 21, 2023	26,703	200,000@ 0.20	100,000	Jun 21, 2028

(1) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

(2) Options repriced from $0.21 to $0.10 during the year ended December 31, 2020.

The following table gives certain information concerning stock option exercises during Fiscal 2023 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2023

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	350,000	$35,000	$481,850

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

Pension/Retirement Benefits: No funds were set aside or accrued by the Company during the year ended December 31, 2023 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Robert Sindelar (Director) and Alan Arnstein (Director). The Audit Committee met once during the year ended December 31, 2023 to discuss and recommend approval by the Board of the Company’s audited financial statements. The interim financial statements and related Management Discussion and Analysis were approved by joint consent resolution.

6.D. Employees

As of December 31, 2023, the Company employed 1 employee. The Company engaged the services of President, Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Head of HealthTab Division through consulting service contracts.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares, and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants	Percent of Class *
Common	Hector Bremner	1,490,000	1,975,000 options	3.47%
Common	Kiki Smith	916,000	720,300 options	1.64%
Common	Rodger Seccombe	4,461,111	1,975,000 options	6.44%
Common	Robert Sindelar	795,000	490,000 options	1.29%
Common	Alan Arnstein	25,000	400,000 options	0.43%
Common	David Farnfield	620,000	700,000 options	1.32%
Common	David Hall	1,367,618	835,000 options	2.21%
Common	Christine Hrudka	22,500	200,000 options	0.22%
Common	Thomas Teahen	-	200,000 options	0.20%
Total Directors/Management		9,697,229	Nil warrants 7,495,300 options	17.21%

* Based on 99,869,664 shares outstanding as at April 30, 2024.

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

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

— not applicable—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2023, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2023, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

—No Disclosure Required—

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On April 30, 2024, the Company’s shareholders’ list showed 99,869,664 common shares outstanding, an estimated 57 registered shareholders. The Company’s transfer agent provides that there are 52 registered shareholders with Canadian addresses, 2 with United States addresses and 3 foreign holders (Switzerland, Hong Kong and Bermuda).

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

7.A.4. Change of Control of Company Arrangements

—No Disclosure Necessary—

7.B. Related Party Transactions

Related party transactions are described in Note 12 to the consolidated financial statements and are shown below. The remuneration of the Company’s directors and other members of key management, being the President, Chief Executive Officer and Chief Financial Officer, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following:

	Year Ended	Year Ended	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	$	$	$
Accounts payable and accrued liabilities	-	-	-

Expenditures:
Management fees	216,000	168,000	205,000
Consulting fees	216,000	168,000	162,500
Share-based compensation	495,348	151,088	264,393
Professional Fees	128,400	124,200	150,000

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2023. All related party transactions were in the normal course of business operations.

Audit Fees

For the year ended December 31, 2023, the Company expects to pay Manning Elliot LLP audit fees of $88,500.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing
Fiscal Quarter Ended March 31, 2024	0.18	0.105	0.125
Fiscal Quarter Ended December 31, 2023	0.19	0.145	0.17
Fiscal Quarter Ended September 30, 2023	0.22	0.135	0.19
Fiscal Quarter Ended June 30, 2023	0.315	0.16	0.185
Fiscal Quarter Ended March 31, 2023	0.37	0.275	0.30
Fiscal Quarter Ended December 31, 2022	0.41	0.145	0.315
Fiscal Quarter Ended September 30, 2022	0.19	0.125	0.155
Fiscal Quarter Ended June 30, 2022	0.19	0.08	0.18
Fiscal Quarter Ended March 31, 2022	0.17	0.11	0.13
Fiscal Quarter Ended December 31, 2021	0.175	0.11	0.16
Fiscal Quarter Ended September 30, 2021	0.22	0.15	0.15
Fiscal Quarter Ended June 30, 2021	0.285	0.12	0.17
Fiscal Quarter Ended March 31, 2021	0.69	0.09	0.235
Fiscal Quarter Ended December 31, 2020	0.14	0.08	0.095
Fiscal Quarter Ended September 30, 2020	0.15	0.02	0.15
Fiscal Quarter Ended June 30, 2020	0.07	0.015	0.03
Fiscal Quarter Ended March 31, 2020	0.04	0.01	0.035
Fiscal Quarter Ended December 31, 2019	0.06	0.015	0.03
Fiscal Quarter Ended September 30, 2019	0.07	0.02	0.03
Fiscal Quarter Ended June 30, 2019	0.15	0.05	0.065
Fiscal Quarter Ended March 31, 2019	0.10	0.055	0.06
Fiscal Quarter Ended December 31, 2018	0.225	0.075	0.10
Fiscal Quarter Ended September 30, 2018	0.19	0.1	0.15

Fiscal Year Ended December 31, 2023	0.37	0.135	0.17
Fiscal Year Ended December 31, 2022	0.41	0.08	0.315
Fiscal Year Ended December 31, 2021	0.69	0.09	0.16
Fiscal Year Ended December 31, 2020	0.15	0.01	0.095
Fiscal Year Ended December 31, 2019	0.15	0.015	0.03
Fiscal Year Ended December 31, 2018	0.75	0.075	0.10

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2023, 2022 and 2021 are summarized as follows:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	8,635,000	$0.14	7,880,052	$0.13	6,706,072	$0.08
Options granted	2,365,000	$0.26	3,125,000	$0.15	2,840,000	$0.22
Expired/Cancelled	(250,000)	$0.17	(1,570,052)	$0.13	-	-
Exercised	(400,000)	$0.11	(800,000)	$0.10	(1,666,020)	$0.08
Ending Balance	10,350,000	$0.17	8,635,000	$0.14	7,880,052	$0.13
Exercisable	9,132,250	$0.17	6,216,250	$0.14	7,692,552	$0.13

The following table summarizes information about share options outstanding and exercisable as at December 31, 2023:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.075	January 24, 2024	140,000	140,000
$0.06	April 1, 2024	140,000	140,000
$0.05	October 15, 2024	1,470,000	1,470,000
$0.08	November 18, 2025	500,000	500,000
$0.08	December 8, 2025	710,000	710,000
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	August 10, 2027	2,675,000	2,675,000
$0.15	August 12, 2027	100,000	100,000
$0.16	October 12, 2027	300,000	300,000
$0.28	May 15, 2028	1,825,000	912,500
$0.20	June 21, 2028	400,000	200,000
$0.20	September 15, 2028	140,000	35,000
		10,350,000	9,132,500

The weighted average remaining life of the stock options outstanding at December 31, 2023 is 2.84 years (2022: 3.17 years).

Warrants

Table No. 12 lists, as of December 31, 2023, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning balance	-	-	18,781,066	$0.21	18,743,226	$0.16
Warrants issued	-	-	-	-	16,274,000	-
Exercised	-	-	(909,400)	$0.19	(10,058,660)	$0.16
Warrants expired	-	-	(17,871,666)	$0.22	(6,177,500)	$0.15
Issued and exercisable	-	-	-	-	18,781,066	$0.21

9.A.6. Differing Rights

—No Disclosure Necessary—

9.A.7.a. Subscription Warrants/Right

—No Disclosure Necessary—

9.A.7.b. Convertible Securities/Warrants

—No Disclosure Necessary—

9.C. Markets

The common shares of the Company are listed on the TSX Venture Exchange which is headquartered in Toronto, Ontario under the symbol “AVCR” and in United States quoted on the Pink Sheets under the symbol “AVCRF”.

Refer to ITEM #9.A for trading information and history. At this time, the Company is not seeking a listing on any other stock exchange.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2023, there were an unlimited number of common shares authorized and 99,644,664 common shares issued and outstanding.

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

—Refer to Tables No. 8, No. 11 No. 12.—

10.A.5. Stock Options/Share Purchase Warrants

—Refer to Tables No. 8, No. 11 No. 12.—

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and warrants and from revenues from the sale of its products. There is one class of shares with one vote per common share.

	Number of Shares	Share Capital
Balance, December 31, 2019	52,472,619	21,400,106
Shares issued for cash	6,260,000	626,000
Exercise of options	105,000	6,672
Shares issued for services (b)	3,480,000	52,200
Acquisition of HealthTab™ Inc. (a)	2,000,000	100,000
Shares issued for debt (c)	5,477,965	136,949
Share issue cost	-	(35,075)
Balance, December 31, 2020	69,795,584	22,286,852
Shares issued for cash	15,740,000	2,414,000
Exercise of warrants	10,058,660	1,805,132
Exercise of stock options	1,666,020	312,052
Share issued for services (d)	275,000	38,500
Share issuance costs	-	(238,221)
Balance, December 31, 2021	97,535,264	26,618,315
Exercise of warrants	909,400	175,412
Exercise of stock options	800,000	271,000
Balance, December 31, 2022	99,244,664	27,064,727
Exercise of stock options	400,000	121,387
Balance, December 31, 2023	99,644,664	27,186,114

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

Except as disclosed above, no other shares were issued with a consideration other than cash during the years ended December 2021, 2022 and 2023. There were no changes in classes of shares or voting rights.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements was Manning Elliot for the years ended December 31, 2023, 2022 & 2021. Their audit reports for the years ended December 31, 2023, 2022, and 2021 are included with the related consolidated financial statements in this Annual Report.

10.H. Document on Display

— No Disclosure Necessary —

10.J. Annual Report to Security Holders.

— Not applicable—

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2023. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2023, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Manning Elliot LLP for the years ended December 31, 2021-2023. The following table sets out the aggregate fees billed by Manning Elliot LLP over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)		Tax Fees(2)		All Other Fees(3)
December 31, 2023	$88,500		$4,500	$	Nil	$	Nil (0%)
December 31, 2022	$65,000		$4,500	$	Nil		$7,500 (0%)
December 31, 2021	$29,500	$	Nil	$	Nil	$	Nil (0%)

(1)	Related to assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements and not included in the amounts noted under Audit Fees.
(2)	Related to fees billed by the Company’s external auditor for professional services rendered for tax compliance, tax advice and tax planning.
(3)	Related to other accounting services that is excluded from the Audit Fees.

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

—Not applicable—

ITEM 16H. MINE SAFETY DISCLOSURE

—Not applicable—

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PRESEVNT INSPECTIONS

—Not applicable—

ITEM 16J. INSIDER TRADING POLICIES

—Not applicable—

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an integral part of Avricore Health Inc.’s enterprise risk management framework, implemented through our operating subsidiary, HealthTab Inc. Our approach aligns with industry standards, including the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF), to effectively manage cybersecurity threats and incidents, including those related to third-party applications and services.

Our framework includes:

●	Assessing the severity of cybersecurity threats
●	Identifying the sources of cybersecurity threats
●	Implementing countermeasures and mitigation strategies
●	Reporting material cybersecurity threats and incidents to management

Processes for Assessing, Identifying, and Managing Material Risks from Cybersecurity Threats

(i)	Integration into Overall Risk Management:

Cybersecurity risk management is integrated into our broader risk management system. Regular risk assessments and business impact analyses are conducted to identify critical systems, applications, and data, as well as potential disruptions and their consequences. The Information Security Officer (ISO) at HealthTab Inc. conducts these assessments, which inform the development of contingency plans including redundancy, backup and recovery, alternate site operations, and data restoration.

(ii)	Engagement & Oversight of Third Parties:

We engage third-party assessors, consultants, auditors, and experts to strengthen our cybersecurity processes. For example, we utilize third-party services for continuous vulnerability scanning, perimeter testing, Dynamic Application Security Testing (DAST), and penetration testing to identify and address potential security weaknesses in our systems. Additionally, we engage expert architects to help design and maintain secure cloud infrastructures.

Our third-party engagement and oversight process includes conducting thorough due diligence, performing vendor risk assessments, and maintaining continuous monitoring to ensure that service providers adhere to our security standards and comply with contractual obligations.

Material Effects of Cybersecurity Threats

In the past year, we did not encounter any cybersecurity threats that materially affected or are likely to materially affect our business strategy, results of operations, or financial condition. Nonetheless, we continuously enhance our cybersecurity posture to mitigate potential material impacts. Our risk management program outlines procedures for regular log reviews, incident detection, and remediation to ensure ongoing protection of our information systems.

Cybersecurity Governance

Board of Directors’ Oversight

Our Board of Directors plays a critical role in overseeing cybersecurity risks as part of its broader risk oversight responsibilities. The Information Security Officer (ISO) at HealthTab Inc. provides the board with updates on cybersecurity risks and incidents. Significant cybersecurity incidents are reported to the board to ensure appropriate and timely responses.

Management’s Role in Assessing and Managing Cybersecurity Risks

(i) Management Positions and Committees:

The ISO at HealthTab Inc. is responsible for developing and maintaining our cybersecurity and contingency plans, coordinating risk assessments, and managing incident responses. The ISO has extensive experience in building secure web applications for healthcare. In addition to the ISO, we engage consultants and DevOps engineers with relevant degrees and certifications to support our cybersecurity efforts. System Owners are responsible for identifying critical systems, assessing risks, and implementing appropriate security controls.

(ii) Processes for Information and Monitoring:

We have established comprehensive processes for continuous monitoring and information sharing. These include regular reviews of audit logs, system activity analysis, and the deployment of Security Information and Event Management (SIEM) tools for centralized monitoring. These processes facilitate the timely detection and response to potential security incidents.

(iii) Reporting to the Board:

The ISO at HealthTab Inc. regularly reports to executive management and the Board of Directors of Avricore Health Inc. These reports include findings from risk assessments, incident reports, and updates on the status of ongoing security initiatives, ensuring that the board is well-informed about our cybersecurity posture.

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

(A) Financial information

(i)	Audited Consolidated Financial Statements for the year ended December 31, 2023.

1.	Auditor’s Report dated April 29, 2024.
2.	Consolidated Statements of Financial Position at December 31, 2023 and 2022.
3.	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2022, and 2021.
4.	Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) for the years ended December 31, 2023, 2022, and 2021.
5.	Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021.
6.	Notes to Consolidated Financial Statements.

(B) Index to Exhibits:

1.	Articles of Incorporation – Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014 Amendment to Articles of Incorporation, Name Change, November 5, 2018, filed with Form 6-K, June 17, 2019

2.	Instruments defining the rights of holders – N/A

3.	Intentionally deleted.

4.	Material contracts – N/A

5.	N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	Subsidiaries - N/A

9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.	Notice required by Rule 104 of Regulation BTR – N/A

11.	Code of Ethics – N/A

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

14.	Legal opinion – N/A

15.	Additional exhibits:

	a)	Audit Committee Charter
	b)	Stock Option Plan

16. Mine Safety Disclosures – N/A

101.INS* XBRL Instance Document

101.SCH* XBRL Taxonomy Extension Schema Document

101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF* XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB* XBRL Taxonomy Extension Label Linkbase Document

101.PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avricore Health Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. and its subsidiaries (together, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, including the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years ended December 31, 2023, 2022 and 2021 in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has historically experienced operating losses and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of Revenue

Critical Audit Matter Description

We draw your attention to Notes 3(a), 14 and 19 of the financial statements. During the year ended December 31, 2023, the Company recognized revenues of $3,485,147. The Company recognizes revenues upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Significant judgment is exercised by the Company in determining whether the revenue recognition criteria has been met, and includes the following:

●	The point upon which control is transferred to the customer and revenue is deemed earned pursuant to IFRS 15, Revenues from Contracts with Customers, and can be recognized for each distinct performance obligation.
●	Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as software and services which are provided in conjunction with equipment leased to the customers under operating lease arrangements.
●	Determination of whether the Company acts as a principal or agent.

Given these factors, the related audit effort in evaluating management’s judgments in determining revenue recognition was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter was Addressed in the Audit

We responded to this matter by performing the following procedures:

●	We evaluated management’s material accounting policies related to revenue recognition and ensured these are in accordance with IFRS 15 for the Company’s contracts with its customers.
●	We reviewed the underlying customer agreements, including master agreements, statements of works and other documents that were part of the agreements, and ensured that the Company’s evaluation of the agreements is appropriate, management has appropriately identified distinct performance obligations pursuant to the agreements, and the Company has appropriately recognized revenues in accordance with IFRS 15. We ensured that service revenues are recorded at a point in time when revenue recognition criteria are met.
●	We selected a sample of sales transactions and vouched each transaction to underlying supporting documents, including invoices, receipt of payment and delivery confirmation to ensure that the Company has recorded revenues from sale of product upon meeting the revenue recognition criteria in accordance with IFRS 15. We also obtained a confirmation from the Company’s significant customer confirming the sales transactions during the year.
●	We evaluated management’s assessment of whether it acts as a principal or agent pursuant to IFRS 15, and reviewed the underlying agreements with the Company’s vendors and customers.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 29, 2024

PCAOB ID: 1524

We have served as the Company’s auditor since 2020.

Avricore Health Inc.

Consolidated Statements of Financial Position

As at December 31, 2023 and 2022

(Expressed in Canadian Dollars)

	Note	2023	2022
		$	$
ASSETS

Current Assets
Cash and cash equivalents		276,571	620,527
Term deposit		10,000	10,000
Accounts receivable	4	427,689	770,373
Prepaid expenses and deposits	5	38,625	30,231
Inventory		20,676	-
		773,561	1,431,131

Equipment	6	1,717,995	1,107,991
Intangible assets	7	46,649	29,861
Total Assets		2,538,205	2,568,983

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	489,218	312,893
Deferred revenue		-	252,000
Loans payable	9	40,000	40,000
		529,218	604,893

SHAREHOLDERS’ EQUITY
Share capital	10	27,186,114	27,064,727
Reserves	10	6,558,433	5,933,708
Deficit		(31,735,560)	(31,034,345)
		2,008,987	1,964,090
Total Liabilities and Shareholders’ Equity		2,538,205	2,568,983

Nature of operations and going concern (Note 1)

Approved and authorized on behalf of the Board of Directors on April 29, 2024.

“Hector Bremner”	“David Hall”
Hector Bremner, Director	David Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	2023	2022	2021
		$	$	$

Revenue	14 & 18	3,485,147	1,768,374	122,808

Cost of sales		(2,281,751)	(1,311,581)	(92,287)
Gross profit		1,203,396	456,793	30,521

Expenses
Advertising and promotion		1,035	2,961	-
Amortization		2,347	631	17,984
Consulting	12	236,117	197,860	355,350
General and administrative	11	339,369	250,144	182,847
Management Fees	12	216,000	168,000	205,000
Shareholder communications		112,234	173,035	329,342
Professional fees	12	285,935	150,585	189,796
Share-based compensation	10 & 12	703,612	331,522	495,791
		(1,896,649)	(1,274,738)	(1,776,110)
Loss before other income (expense)		(693,253)	(817,945)	(1,745,589)

Other income (expense)
Finance costs		-	-	(38,438)
Gain on settlement and write-off of liabilities		-	-	75,467
Foreign exchange gain (loss)		(6,652)	298	(153)
Interest income		3,284	8,086	581
Write-off of accounts receivable		(4,594)	(8,667)	-

Net loss and comprehensive loss for the year		(701,215)	(818,228)	(1,708,132)

Basic and Diluted Loss Per Share		(0.01)	(0.01)	(0.02)

Weighted Average Number of Common Shares Outstanding		99,559,459	97,859,216	92,610,766

Segmented information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2020	69,795,584	22,286,852	914,531	4,582,561	(28,507,985)	(724,041)
Shares issued for cash	15,740,000	2,414,000	-	-	-	2,414,000
Exercise of warrants	10,058,660	1,805,132	(151,395)	-	-	1,653,737
Exercise of stock options	1,666,020	312,052	-	(186,395)	-	125,657
Share issued for services	275,000	38,500	-	-	-	38,500
Share issuance costs	-	(238,221)	139,625	-	-	(98,596)
Share-based compensation	-	-	-	495,791	-	495,791
Net loss for the year	-	-	-	-	(1,708,132)	(1,708,132)
Balance, December 31, 2021	97,535,264	26,618,315	902,761	4,891,957	(30,216,117)	2,196,916
Exercise of warrants	909,400	175,412	(1,532)	-	-	173,880
Exercise of options	800,000	271,000	-	(191,000)	-	80,000
Share-based compensation	-	-	-	331,522	-	331,522
Net loss for the year	-	-	-	-	(818,228)	(818,228)
Balance, December 31, 2022	99,244,664	27,064,727	901,229	5,032,479	(31,034,345)	1,964,090
Exercise of options	400,000	121,387	-	(78,887)	-	42,500
Share-based compensation	-	-	-	703,612	-	703,612
Net loss for the year	-	-	-	-	(701,215)	(701,215)
Balance, December 31, 2023	99,644,664	27,186,114	901,229	5,657,204	(31,735,560)	2,008,987

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

	2023	2022	2021
	$	$	$
Operating Activities
Net loss	(701,215)	(818,228)	(1,708,132)
Adjustment for non-cash items:
Amortization	420,067	183,047	17,984
Finance cost	-	-	38,438
Share-based payments	703,612	331,522	495,791
Write-off of accounts receivable	4,594	8,667	-

Change in working capital items:
Accounts receivable	338,090	(687,492)	(79,620)
Inventory	(20,676)	-	-
Prepaid expenses and deposits	(8,394)	24,236	70,977
Deferred revenue	(252,000)	252,000	-
Accounts payable and accrued liabilities	176,325	268,416	(69,592)
Net cash provided by (used in) operating activities	660,403	(437,832)	(1,234,154)

Investing Activities
Intangible assets	(25,288)	(5,171)	(35,006)
Purchase of equipment	(1,021,571)	(1,193,345)	(105,358)
Term deposit	-	(10,000)	-
Net cash used in investing activities	(1,046,859)	(1,208,516)	(140,364)

Financing Activities
Proceeds from issuance of shares	-	-	2,404,000
Proceeds from exercise of warrants	-	173,880	1,653,737
Proceeds from exercise of stock options	42,500	80,000	125,657
Share issuance costs	-	-	(98,596)
Loan repaid	-	-	(1,000,000)
Net cash provided by financing activities	42,500	253,880	3,084,798

Decrease in cash and cash equivalents	(343,956)	(1,392,468)	1,710,280
Cash and cash equivalents, beginning of year	620,527	2,012,995	302,715
Cash and cash equivalents, end of year	276,571	620,527	2,012,995

Cash and cash equivalents consist of:

Cash in bank accounts	276,571	620,527	1,702,995
Guaranteed investment certificates	-	-	310,000
Cash and cash equivalents	276,571	620,527	2,012,995

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has historically experienced operating losses and negative operating cash flows. As at December 31, 2023, the Company has an accumulated deficit of $31,735,560 and working capital of $244,343 which is insufficient to finance the Company’s operations over the next twelve months. These conditions indicate the existence of material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations and/or raise additional financing to cover ongoing cash requirements. The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

a)	Statement of Compliance

The consolidated financial statements for the year ended December 31, 2023 have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The material accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s and its subsidiary’s functional currency, unless other indicated.

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

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

c)	Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the condensed interim consolidated financial statements. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of operations and comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned Canadian subsidiary HealthTab™ Inc.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

a) Revenue recognition

The Company’s revenues are generated from operating leases of the POCT system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and is shown net of tax and discounts.

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

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

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

The Company generally receives payment from its customers after invoicing within the normal 28-day commercial terms. If a customer is specifically identified as a credit risk, recognition of revenue is deferred except to the extent of fees that have already been collected.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

d) Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

e) Inventory

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

g) Equipment

Equipment acquired by the Company is recorded at cost on the date of acquisition. Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s system hardware is amortized at 55% and system analyzers and software at 20%.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

h) Share-based payments

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

i) Share capital

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

j) Loss per share

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

k) Income taxes

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

l) Financial Instruments

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

l)	Financial Instruments (continued)

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

m) Impairment of equipment and intangible assets

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

n) Significant accounting estimates and judgments

Estimates

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

n)	Significant accounting estimates and judgments (continued)

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

Judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

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

Going concern

Management has applied judgements in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2023. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The factors considered by management are disclosed in Note 1.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

o) Application of new and revised Accounting Standards and accounting standards issued but not yet effective

There are no significant changes in accounting policies but several amendments to IFRS Accounting Standards and interpretations became effective for annual periods beginning on or after January 1, 2023.

The Company has adopted the amendments to IAS 1 Presentation of Financial Statements as well as IAS 8 Changes in Accounting Estimates and Errors regarding the disclosure of accounting policies and accounting estimates, which were effective for annual periods beginning on January 1, 2023. The amendments did not have a material impact on the Company’s financial statements. There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

4. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	2023	2022
	$	$
Trade receivables	420,998	748,097
GST receivable	6,691	22,276
	427,689	770,373

5. PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $16,889 (2022 - $6,932), prepaid business insurance of $9,736 (2022 - $11,299) and security deposits of $12,000 (2022 - $12,000).

6. EQUIPMENT

Equipment
$
Cost
Balance, December 31, 2021	105,358
Additions	1,193,345
Balance, December 31, 2022	1,298,703
Additions	1,021,572
Balance, December 31, 2023	2,320,275

Accumulated Amortization
Balance, December 31, 2021	14,483
Amortization	176,229
Balance, December 31, 2022	190,712
Amortization	411,568
Balance, December 31, 2023	602,280

Carrying value
As at December 31, 2022	1,107,991
As at December 31, 2023	1,717,995

Equipment is comprised primarily of assets leased to earn revenues.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

7. INTANGIBLE ASSETS

	Software	HealthTab™	Corozon	Emerald	Total
	$	$	$	$	$
Cost
Balance, December 31, 2021	35,006	1	1	1	35,009
Additions	5,171	-	-	-	5,171
Balance, December 31, 2022	40,177	1	1	1	40,180
Additions	25,288	-	-	-	25,288
Balance, December 31, 2023	65,465	1	1	1	65,468

Accumulated Amortization
Balance, December 31, 2021	3,501	-	-	-	3,501
Amortization	6,818	-	-	-	6,818
Balance, December 31, 2022	10,319	-	-	-	10,319
Amortization	8,500	-	-	-	8,500
Balance, December 31, 2023	18,819	-	-	-	18,819

Carrying value
As at December 31, 2022	29,858	1	1	1	29,861
As at December 31, 2023	46,646	1	1	1	46,649

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	2023	2022
	$	$
Trade accounts payable	428,677	261,493
GST payable	60,541	51,400
	489,218	312,893

9. LOANS PAYABLE

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2024. The loan was interest-free until January 18, 2024. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum. The loan was repaid in full on January 18, 2024.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

10. SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2023:

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Stock options (continued)

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	2023		2022		2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	8,635,000	$0.14	7,880,052	$0.13	6,706,072	$0.08
Options granted	2,365,000	$0.26	3,125,000	$0.15	2,840,000	$0.22
Expired/Cancelled	(250,000)	$0.17	(1,570,052)	$0.13	-	-
Exercised	(400,000)	$0.11	(800,000)	$0.10	(1,666,020)	$0.08
Ending Balance	10,350,000	$0.17	8,635,000	$0.14	7,880,052	$0.13
Exercisable	9,132,250	$0.17	6,216,250	$0.14	7,692,552	$0.13

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2023:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.075	January 24, 2024	140,000	140,000
$0.06	April 1, 2024	140,000	140,000
$0.05	October 15, 2024	1,470,000	1,470,000
$0.08	November 18, 2025	500,000	500,000
$0.08	December 8, 2025	710,000	710,000
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	August 10, 2027	2,675,000	2,675,000
$0.15	August 12, 2027	100,000	100,000
$0.16	October 12, 2027	300,000	300,000
$0.28	May 15, 2028	1,825,000	912,500
$0.20	June 21, 2028	400,000	200,000
$0.20	September 15, 2028	140,000	35,000
		10,350,000	9,132,250

The weighted average remaining life of the stock options outstanding at December 31, 2023 is 2.84 years (December 31, 2022: 3.17 years).

Share-based compensation

Share-based compensation of $703,612 was recognized during the year ended December 31, 2023 (2022 - $331,522, 2021 – 495,791), respectively, for stock options granted and/or vested during the year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Share-based compensation (continued)

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2023	2022	2021
Expected life	3.30 years	0.8 – 2.65 years	1 – 5 years
Volatility	134% - 174%	94% - 193%	134% - 211%
Dividend yield	0%	0%	0%
Risk-free interest rate	3.28% – 4.20%	1.46% – 3.71%	0.32% - 0.99%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	2023		2022		2021
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	-	-	18,781,066	$0.21	18,743,226	$0.16
Warrants issued	-	-	-	-	16,274,000	$0.22
Warrants exercised	-	-	(909,400)	$0.19	(10,058,660)	$0.16
Warrants expired	-	-	(17,871,666)	$0.22	(6,177,500)	$0.15
Outstanding	-	-	-	-	18,781,066	$0.21

Fair value of the finder’s warrants granted was measured using the Black-Scholes pricing model. Black-Scholes pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

11. GENERAL AND ADMINISTRATIVE EXPENSES

	2023	2022	2021
	$	$	$
Bank service charges	6,008	5,421	6,806
Filing and registration fees	61,569	40,563	59,635
Insurance	92,812	60,251	44,784
Investor relations	-	-	5,312
Office maintenance	44,545	31,888	30,738
Payroll	70,495	34,813	-
Regulatory fees	7,373	5,238	8,380
Rent	18,000	16,800	12,810
Travel	35,317	55,170	14,382
Warranty expense	3,250	-	-
	339,369	250,144	182,847

12. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023 and 2022, the Company recorded the following transactions with related parties:

a)	$6,000 in office rent (2022 – $6,000, 2021 - $6,000) to a company controlled by the Chief Technology Officer of the Company.

b)	$12,000 in office rent (2022 – $9,000, 2021 - $Nil) to a company controlled by the Chief Financial Officer of the Company.

c)	$231,393 worth of purchases (2022 - $Nil, 2021 - $Nil) to a company controlled by Chief Technology Officer of the Company.

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

Type of transaction	2023	2022	2021
	$	$	$
Consulting fees	216,000	168,000	162,500
Management fees	216,000	168,000	205,000
Professional fees	128,400	124,200	150,000
Share-based compensation	495,348	151,088	264,393
	1,055,748	611,288	781,893

There were no amounts due to related parties as at December 31, 2023 (2022 - $Nil).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

13. CAPITAL DISCLOSURES

The Company includes Common shares, Options reserve and Warrants reserve in the definition of capital net of share issue costs. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company intends to issue additional equity at such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2023.

14. SEGMENTED INFORMATION

At December 31, 2023, 2022 and 2021, the Company has only one segment, being the HealthTab™ - Point of Care Business in Canada.

Revenue from the major customer was $3,484,247 during the year ended December 31, 2023 (2022 - $1,768,374, 2021 - $122,808). The major customer purchases goods and services from the Company’s only segment HealthTab™ - Point of Care Business. The loss of this major customer could significantly impact the Company’s revenue and financial position.

15. SUPPLEMENTAL CASH FLOW INFORMATION

There were no non-cash transactions during the year ended December 31, 2023, 2022 and 2021.

16. INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023 and 2022:

	2023	2022	2021
	$	$	$
Loss for the year	(701,215)	(818,228)	(1,708,132)

Expected income tax recovery (27%)	(189,000)	(221,000)	(461,000)
Change in statutory, foreign tax, foreign exchange rates and other	(54,000)	(2,000)	-
Permanent differences and other	192,000	91,000	134,000
Share issue cost	-	(5,000)	(5,000)
Change in unrecognized deductible temporary differences	51,000	137,000	356,000
Total income tax expense (recovery)	-	-

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

16.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets are as follows:

	2023	2022	2021
	$	$	$
Share issue costs	19,000	26,000	29,000
Property and equipment	332,000	219,000	164,000
Intangible asset	157,000	157,000	157,000
Non-capital losses	5,664,000	5,719,000	5,636,000
Total	6,172,000	6,121,000	5,986,000
Unrecognized deferred tax assets	6,172,000	(6,121,000)	(5,986,000)
Deferred income tax asset (liability)	-	-

The Company has approximately $21,180,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, term deposit, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the condensed interim consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

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

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for expected credit losses based on the credit risk applicable to particular customers and historical data.

Approximately 99% of trade receivables are due from one customer at December 31, 2023 (December 31, 2022 – 99% from one customer).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Liquidity risk has been assessed as moderate.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. Please refer to note 13 to these consolidated financial statements regarding the Company’s strategy to raise the funds through equity.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2023 are as follows:

	Carrying value	Contractual Cash flows	Within 1 year	1 - 5 Years
	$	$	$	$
Trade accounts payable	428,677	428,677	428,677	-
Loan payable	40,000	40,000	40,000	-
	468,677	468,677	468,677	-

c)	Market risk

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

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at fixed interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

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

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value on a recurring basis using a level 1 measurement. The carrying amounts of accounts receivable, accounts payable, and loans payable are of approximate fair value due to their short-term maturity or current market rates for similar instruments.

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

18. REVENUE

Revenues earned are comprised of lease and service of $1,579,905 (2022 –$222,406, 2021 - $nil) December 31, 2023 and sale of products of $1,905,242 (2022 – $1,545,968, 2021 - $122,808). For the years ended December 31, 2023 and 2022, the Company had one major customer from whom revenues are earned. Please refer to the note 14 to this financial statement for the details regarding revenue from major customer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 12, 2024	AVRICORE HEALTH INC.

	By:	/s/ Kiki Smith
Kiki Smith,
Chief Financial Officer

