Form 20-F
period 2024-12-31
Avricore Health Inc.
filed 2025-06-16
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. December 31, 2024 - 101,289,664.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2024 unless an earlier or later date is indicated.

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

Since its inception, the Company has had limited revenues and has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control product and pre-clinical testing for registration of a number of therapeutic products and over-the-counter (OTC) pharmaceutical products with Health Canada and the FDA. Sales of T36® Antiseptic Hand Sanitizer products were discontinued in the year ended December 31, 2012. During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business. The Company has changed its direction, and its current operations consist of developing and implementing its HealthTab™ point-of-care technology (POCT). During the year ended December 31, 2024 the Company was engaged in the rollout of the HealthTab™ point-of-care testing platform to 776 Shoppers Drug Mart and affiliated Loblaws locations nation-wide. On March 31, 2025 the Company concluded its operations with Shoppers Drug Mart and is redeploying its assets to support its expansion in the U.K. market. As a result, future sales of the Company’s products are difficult to predict.

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

Key developments in the year ended December 31, 2024 have included:

●	In the year ended December 31, 2024 revenue increased by 37% year over year to $4,785,711 and gross profit increased by 56% to $1,880,287.

●	In the three months ended December 31, 2024 revenue increased by 5% year over year to $1,421,076 and gross profit increased by 18% to $589,930.

●	693 HealthTab™ systems were operating in Shoppers Drug Mart® and Loblaw family stores including pharmacist walk-in clinics as of December 31, 2024; 448 in Ontario and 74 in British Columbia, 12 in Nova Scotia, 151 in Alberta, 1 in Prince Edward Island, 2 in Saskatchewan and 5 in New Brunswick. The Company concluded its Shoppers Drug Mart operations on March 31, 2025.

Key developments subsequent to December 31, 2024 have included:

●	14 HealthTab™ systems were operating in Rexall stores including as of May 31, 2025; 9 in Ontario, 4 in Alberta and 1 is Saskatchewan. The next steps with Rexall will be to deploy to a minimum of 20 other locations spread out between stores in Alberta and Ontario. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback.

●	Recently, the Company announced its strategy to grow HealthTab™ in the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services.

●	With operations in the Shoppers Drug Mart locations in Canada having concluded as of March 31, 2025, this allows for the redeployment of devices in Canada and the UK. This transition enhances resource efficiency and reduces upfront capital requirements for expanded device deployment.

●	Because the Company expects devices to be redeployed to new locations in Canada and the UK, management estimates that the Company will not require investment in new devices for the next 12 to 18 months. It also expects cash-on-hand, expected future cash inflows from revenues, and cash savings from redeployment of devices estimated to be sufficient to finance working capital for the next 12 to 18 months.

●	HealthTab™ is part of a collaborative study with Barts Heart Centre, UCL Partners, and HEART UK to evaluate the feasibility of pharmacist-led cholesterol testing alongside blood pressure checks. This builds on the NHS’s Pharmacy First strategy and over 930,000 blood pressure screenings conducted in 6,000 pharmacies to date. With initial NHS funding targets expiring in March 2025, the timing positions HealthTab™ for inclusion in upcoming NHS funding rounds. The platform’s leadership was also recognized in the Pharmaceutical Journal following a BMJ report on point-of-care device standards, highlighting HealthTab™’s commitment to best practices. Additionally, a reseller agreement with Abbott Rapid Diagnostics UK & Ireland supports the distribution of Afinion™ 2 devices for diabetes and heart disease screening in pharmacies.

●	Avricore Health’s first UK deployment of its HealthTab™ platform launched in November 2024 in North East London, a region with a high burden of preventable cardiovascular disease. Backed by strong support from local health authorities and pharmacy leadership, the initiative marks a significant step in scaling HealthTab™ across the UK. The platform has integrated with NHS digital systems and continues to expand API connectivity, aligning with national objectives to modernize care pathways and increase access to preventative screening.

●	In response to rising pressures on primary care, the UK government has committed significant funding to expand the role of community pharmacies in chronic disease prevention and management. In 2024, the NHS pledged £645 million (approx. CAD $1.2 billion) to its Pharmacy First program, followed by a £617 million (approx. CAD $1.144 billion) investment in 2025 to enhance services such as blood pressure screening and support the transition of pharmacists into Independent Prescribers. These changes aim to improve early detection of conditions like cardiovascular disease, reduce strain on GPs, and deliver high-value care in accessible settings.

●	With more than half of the UK’s 12,000 pharmacies already conducting 250,000 blood pressure screenings monthly, early results show strong uptake and impact. A recent NHS Confederation report found community-based cardiovascular screening delivers a return of up to £7.52 for every £1 invested and £9 to £1 ROI for diabetes. As stroke rates among adults over 50 rise and GP shortages persist, expanding pharmacy-led care offers a timely, cost-effective solution while also supporting the financial sustainability of these critical healthcare access points.

●	The Company remains focused on expanding the HealthTab™ footprint in the UK during this pre-commissioning stage by pursuing new partnerships and grant opportunities, building on the program’s early success. At the same time, preparations are underway to ensure HealthTab™ is well-positioned to capitalize on the significant opportunity that commissioning will represent.

The roadmap ahead includes two key phases:

●	Phase I – London and High-Priority Regions: Building on the success in North East London, the Company will expand into other major population centres with diverse demographics well-suited for preventative health programs.

●	Phase II – National Scaling via NHS: Upon demonstrating effectiveness in early deployments, the Company will work with NHS stakeholders to support broader adoption of HealthTab™, including potential integration of cholesterol testing within the Pharmacy First protocol nationwide.

●	Momentum is expected to grow throughout 2025, as NHS plans for expanding point-of-care testing in community pharmacy become clearer. This aligns with the scheduled 2026 mandate for pharmacists to prescribe for chronic conditions such as heart disease and diabetes.

●	The Company remains confident in its growth trajectory and encouraged by recent NHS pharmacy budget commitments, which reaffirm the sector’s strategic role in primary care and chronic disease management.

●	Recent Milestones:	●	In Progress:

●	Launch of initial patient testing
●	Added new locations	●	Additional API integrations with key data-partners.
●	In person training	●	New funding partnerships
●	System features upgrading	●	New expansion grants
●	API to NHS record provider (Patient Knows Best)	●	Securing other NHS health regions (ICB’s) for program expansion.
●	Utilizing AI to improve UX.	●	Supporting data-driven insights, presentations and publications.

●	On June 12, 2025, the Company granted 4,100,000 stock options to eligible participants under its stock option plan. The options have an exercise price of $0.05 per share and a term of five years. Vesting of the options occurs on a quarterly basis, beginning on the grant date.

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

4.C. Organization structure

The Company is not part of a group and has one wholly-owned subsidiary, HealthTab Inc., which is incorporated in British Columbia. HealthTab Inc. has one wholly owned subsidiary, HealthTab Ltd. incorporated in the UK.

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

5. A. Operating Results of the Company

Overview

In the last several years, the Company’s primary focus was on expanding its HealthTab™ point-of-care testing platform in pharmacies across Canada, the United Kingdom and beyond.

The most recent financials demonstrated that fiscal 2024 saw a year-over-year 37% increase in revenues and the Company has maintained strong fiscal discipline, maintaining a moderate operating cost model, conserving cash, and limiting exposure to further equity dilution while executing on the build out of HealthTab™.

Management’s focus is on expansion of the business to new markets, locations and jurisdictions; cost control and positive cash flows to ensure sustainable operations of the Company.

Results of Operations for the years ended December 31, 2024, 2023 and 2022

Revenue from the continuing operations was $4,785,711 for the year ended December 31, 2024 (2023 - $3,485,147; 2022 - $1,768,374). This represents the revenue earned by the POTC HealthTab™ business acquired in 2018.

Marketing and Communication expenses

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	$	$	$
Marketing	-	-	-
Shareholder communications	49,932	112,234	173,035
	49,932	112,234	173,035

General and Administrative expenses

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Bank service charges	10,347	6,008	5,421
Filing and registration fees	55,040	61,569	40,563
Insurance	90,633	92,812	60,251
Office maintenance	43,089	44,545	31,888
Payroll	76,970	70,495	34,813
Regulatory fees	1,131	7,373	5,238
Rent	27,100	18,000	16,800
Travel	95,338	35,317	55,170
Warranty expense	9,750	3,250	-
	409,398	339,369	250,144

Share-based compensation

Share-based compensation for the year ended December 31, 2024 of $541,164 (2023: $703,612; 2022: $331,522) is a non-cash item that represents the allocation of the fair value of options over the vesting period.

5. B. Liquidity and capital resources

Liquidity

The Company’s operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Year ended	Year ended	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Cash used in operating activities	(1,004,615)	660,403	(437,832)
Cash used in investing activities	205,347	1,046,859	1,208,516
Cash provided by financing activities	56,600	42,500	253,880
Net change in cash and cash equivalents	855,868	(343,956)	(1,392,468)
Cash and Cash Equivalents	1,132,392	276,571	620,527

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, and business development. The Company will require cash to support working capital.

At December 31, 2024, the Company had a working capital of $1,252,139, compared to $244,343 at December 31, 2023. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from loans, stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next twelve to eighteen months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2024 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

			Other Reporting Companies in Canada or the United States
Name	Age	Position	Company	Position
Rodger Seccombe(2)	45	CEO, CTO, Director	N/A	N/A
Hector Bremner(1)	43	CEO, Director	N/A	N/A
Kiki Smith	59	CFO & Corporate Secretary	A.I.S. Resources Limited Ultra Lithium Inc. Goldex Resources Corp.	Director Director Senior Officer
Alan Arnstein	57	Director	N/A	N/A
Christine Hrudka	64	Director	Rapid Dose Therapeutics Inc.	Director
David Hall	71	Director	0913693 B.C. Ltd. (formerly RepliCel Life Sciences Inc.)	Director
Robert Sindelar	72	Director	N/A	N/A
Tom Teahen	56	Director	Advanced Fuels for Greenfield Global.	Senior Vice President

(1)	Mr. Bremner ceased to be a director and Officer of the Company on June 4, 2025.
(2)	Mr. Seccombe was appointed CEO of the Company on June 4, 2025.

Mr. Rodger Seccombe, Chief Technology Officer and Director, is a co-founder of HealthTab Inc. He has over 20 years of experience launching and running companies in software, healthcare technology, and clean energy. Mr. Seccombe earned a B.Com (hons) from UBC’s Sauder School of Business and is a Chartered Professional Accountant (CPA-CMA). Prior to HealthTab, he designed and developed cloud-based informatics system currently in use by world’s leading medical laboratories and instrument manufacturers. In 2006, he joined the start-up team at Canadian Bioenergy Corporation and helped pioneer the development of the renewable fuel industry in Canada. Mr. Seccombe was appointed CEO of the Company on June 4, 2025.

Mr. Bremner, CEO and Director, has an extensive branding and business development experience. He joined Avricore in January 2019 as an advisor, and then as Executive Vice- President in June, providing strategic guidance on product offering, market development and communications. In April 2020, he was appointed Director of the Company. Mr. Bremner founded Vancouver based TOUCH Marketing in 2007, whose innovative marketing, communications and project management strategies earned him a strong reputation for delivering results. He previously served as a key advisor in the offices of BC’s Minister of International Trade, the Minister of Tourism and Small Business, as well as the Ministry of Natural Gas Development and Deputy Premier. After leaving the BC Government, Mr. Bremner joined Vancouver based communications firm Pace Group as Vice President of Public Affairs. In 2017, Mr. Bremner was elected to Vancouver City Council in a rare by-election, having a dramatic impact on the city’s political culture and policy approaches related to the ongoing housing crisis. Mr. Bremner ceased being a director and officer of the Company on June 4, 2025.

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

Mr. David Hall, Director is currently Chairman of Avricore Health Inc., Chairman of 0913693 B.C. Ltd. formerly RepliCel Life Sciences Inc. (“RepliCel”), a reporting issuer , past Chairman of Providence Healthcare Research Institute and a consultant to the life sciences industry. Mr. Hall served as Chief Executive Officer and President of RepliCel from 2012-2015. Prior to RepliCel, Mr. Hall consulted to the British Columbia government, companies in the pharmaceutical, biotech and e-Health industries and Non-Governmental-Organizations. Mr. Hall was a business founder, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Angiotech Pharmaceuticals Inc., a company that was listed on the Toronto Stock Exchange and the NASDAQ. Mr. Hall is a past Chair and board member of Life Sciences BC and is the author of Life Sciences BC’s position papers for the BC Premier’s Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare and the board of directors of Advantage BC. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba.

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

Christine Hrudka, Director is a Canadian pharmacist, entrepreneur, leader, public speaker, and advocate for women in business. She owned Shoppers Drug Mart franchises in Saskatchewan and now owns independent pharmacies in Saskatoon. Christine served as Chair of the Canadian Pharmacy Association and has led the advancement of many critical topics provincially, nationally, and internationally. She is a board member of Pharmacy Association of Saskatchewan and of the Canadian Pharmacy Association. She currently sits as a board director of Rapid Dose Therapeutics (DOSE) and chairs Governance and Compensation. She also served as Director of Pharmapod, Director and committee member of Governance and Compensation, Smart Employee Benefits, Board chair of Aither Ingredient Corporation and Member-at-Large, University of Saskatchewan Senate. She has volunteered for many community boards such as SREDA, YWCA, United Way, and WESK. Christine holds a B.Sc. in Pharmacy (BSP) and a designation from the Institute of Corporate Directors, Designation (ICD.D).

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2024 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	FMV (2) Options ($)

Hector Bremner	2024	Nil	Nil	216,000	600,000	100,411
Chief Executive Officer	2023	Nil	Nil	216,000	300,000	71,613
(Former VP Business Development)	2022	Nil	Nil	168,000	700,000	93,222

Kiki Smith	2024	Nil	Nil	128,400	222,000	37,152
Chief Financial Officer	2023	Nil	Nil	128,400	135,300	32,297
and Corporate Secretary (1)	2022	Nil	Nil	124,200	150,000	19,976

Rodger Seccombe	2024	Nil	Nil	216,000	600,000	100,411
Chief Technology Officer	2023	Nil	Nil	216,000	300,000	93,222
	2022	Nil	Nil	168,000	700,000	73,130

(1)	Consulting/management fees were paid to a consulting company owned by senior management;
(2)	Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2024

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Hector Bremner,	Aug 30,2024	100,411	600,000 @ 0.29	150,000	Aug 30, 2029
Director	May 15, 2023	71,613	300,000 @ 0.28	300,000	May 15, 2028
	Aug 10, 2022	93,222	700,000 @ 0.15	700,000	Aug 10, 2027
	Mar 22, 2021	73,130	325,000 @ 0.25	325,000	Mar 22, 2026
	Dec 8, 2020	34,857	500,000 @ 0.08	500,000	Dec 8, 2025

Rodger Seccombe,	Aug 30, 2024	100,411	600,000 @ 0.29	150,000	Aug 30, 2029
Director	May 15, 2023	71,613	300,000 @ 0.28	300,000	May 15, 2028
	Aug 10, 2022	93,222	700,000 @ 0.15	700,000	Aug 10, 2027
	Mar 22, 2021	73,130	325,000 @ 0.25	325,000	Mar 22, 2026

Alan Arnstein,	Aug 30, 2024	33,470	200,000 @ 0.29	50,000	Aug 30, 2029
Director	May 15, 2023	47,742	200,000 @ 0.28	200,000	May 15, 2028
	Aug 10, 2022	16,647	125,000 @ 0.15	125,000	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25	75,000	Mar 22, 2026

Christine Hrudka	Aug 30, 2024	33,470	200,000 @ 0.29	50,000	Aug 30, 2029
	Jun 21, 2023	26,703	200,000 @ 0.20	200,000	Jun 21, 2028

David Hall,	Aug 30, 2024	41,838	250,000 @ 0.29	62,500	Aug 30, 2029
Director	May 15, 2023	59,677	250,000 @ 0.28	250,000	May 15, 2028
	Aug 10, 2022	59,928	450,000 @ 0.15	450,000	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25	75,000	Mar 22, 2026

Dr. Robert Sindelar,	Aug 30, 2024	33,470	200,000 @ 0.29	50,000	Aug 30, 2029
Director	May 15, 2023	47,742	200,000 @ 0.28	200,000	May 15, 2028
	Aug 10, 2022	16,647	125,000 @ 0.15	125,000	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25	75,000	Mar 22, 2026

Thomas Teahen	Aug 30, 2024	33,470	200,000 @ 0.29	50,000	Aug 30, 2029
	Jun 21, 2023	26,703	200,000@ 0.20	100,000	Jun 21, 2028

(1)	Share-based payments for options granted were measured using the Black-Sholes option pricing model.
(2)	Options repriced from $0.21 to $0.10 during the year ended December 31, 2020.

The following table gives certain information concerning stock option exercises during Fiscal 2024 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2024

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	1,125,000	$60,100	$Nil

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Robert Sindelar (Director) and Alan Arnstein (Director). The Audit Committee met once during the year ended December 31, 2024 to discuss and recommend approval by the Board of the Company’s audited financial statements. The interim financial statements and related Management Discussion and Analysis were approved by joint consent resolution.

6.D. Employees

As of December 31, 2024, the Company employed 1 employee. The Company engaged the services of Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Chief Technology Officer through consulting service contracts.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares, and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants	Percent of Class *
Common	Hector Bremner	1,640,000	2,425,000 options	1.62%
Common	Kiki Smith	824,500	942,300 options	0.81%
Common	Rodger Seccombe	4,880,611	1,925,000 options	4.82%
Common	Robert Sindelar	885,000	600,000 options	0.87%
Common	Alan Arnstein	25,000	600,000 options	0.02%
Common	David Hall	1,427,618	1,025,000 options	1.41%
Common	Christine Hrudka	22,500	400,000 options	0.02%
Common	Thomas Teahen	-	400,000 options	0.00%
	Total Directors/Management	9,705,229	Nil warrants 8,317,300 options	9.57%

* Based on 101,289,664 shares outstanding as at January 31, 2025.

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

— not applicable—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2024, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2024, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

—No Disclosure Required—

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On May 31, 2025, the Company’s shareholders’ list showed 101,289,664 common shares outstanding, an estimated 57 registered shareholders. The Company’s transfer agent provides that there are 52 registered shareholders with Canadian addresses, 2 with United States addresses and 3 foreign holders (Switzerland, Hong Kong and Bermuda).

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

	Year Ended	Year Ended	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Accounts payable and accrued liabilities	-	-	-

Expenditures:
Management fees	216,000	216,000	168,000
Consulting fees	216,000	216,000	168,000
Share-based compensation	433,848	495,348	151,088
Professional Fees	128,400	128,400	124,200

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2024. All related party transactions were in the normal course of business operations.

Audit Fees

For the year ended December 31, 2024, the Company expects to pay Manning Elliot LLP audit fees of $103,500.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing
Fiscal Quarter Ended December 31, 2024	0.2	0.055	0.055
Fiscal Quarter Ended September 30, 2024	0.31	0.16	0.18
Fiscal Quarter Ended June 30, 2024	0.18	0.12	0.165
Fiscal Quarter Ended March 31, 2024	0.175	0.12	0.125
Fiscal Quarter Ended December 31, 2023	0.19	0.145	0.17
Fiscal Quarter Ended September 30, 2023	0.22	0.135	0.19
Fiscal Quarter Ended June 30, 2023	0.315	0.16	0.185
Fiscal Quarter Ended March 31, 2023	0.37	0.275	0.30
Fiscal Quarter Ended December 31, 2022	0.41	0.145	0.315
Fiscal Quarter Ended September 30, 2022	0.19	0.125	0.155
Fiscal Quarter Ended June 30, 2022	0.19	0.08	0.18
Fiscal Quarter Ended March 31, 2022	0.17	0.11	0.13
Fiscal Quarter Ended December 31, 2021	0.175	0.11	0.16
Fiscal Quarter Ended September 30, 2021	0.22	0.15	0.15
Fiscal Quarter Ended June 30, 2021	0.285	0.12	0.17
Fiscal Quarter Ended March 31, 2021	0.69	0.09	0.235
Fiscal Quarter Ended December 31, 2020	0.14	0.08	0.095
Fiscal Quarter Ended September 30, 2020	0.15	0.02	0.15
Fiscal Quarter Ended June 30, 2020	0.07	0.015	0.03
Fiscal Quarter Ended March 31, 2020	0.04	0.01	0.035
Fiscal Quarter Ended December 31, 2019	0.06	0.015	0.03
Fiscal Quarter Ended September 30, 2019	0.07	0.02	0.03
Fiscal Quarter Ended June 30, 2019	0.15	0.05	0.065

Fiscal Year Ended December 31, 2024	0.31	0.055	0.055
Fiscal Year Ended December 31, 2023	0.37	0.135	0.17
Fiscal Year Ended December 31, 2022	0.41	0.08	0.315
Fiscal Year Ended December 31, 2021	0.69	0.09	0.16
Fiscal Year Ended December 31, 2020	0.15	0.01	0.095

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2024, 2023 and 2022 are summarized as follows:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	10,350,000	$0.17	8,635,000	$0.14	7,880,052	$0.13
Options granted	3,661,000	$0.28	2,365,000	$0.26	3,125,000	$0.15
Expired/Cancelled	(116,000)	$0.09	(250,000)	$0.17	(1,570,052)	$0.13
Exercised	(1,645,000)	$0.05	(400,000)	$0.11	(800,000)	$0.10
Ending Balance	12,250,000	$0.23	10,350,000	$0.17	8,635,000	$0.14
Exercisable	10,269,500	$0.22	9,132,250	$0.17	6,216,250	$0.14

The following table summarizes information about share options outstanding and exercisable as at December 31, 2024:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.08	November 18, 2025	500,000	500,000
$0.08	December 8, 2025	710,000	710,000
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	August 10, 2027	2,675,000	2,675,000
$0.15	August 12, 2027	100,000	100,000
$0.16	October 12, 2027	300,000	300,000
$0.28	May 15, 2028	1,814,000	1,814,000
$0.20	June 21, 2028	400,000	400,000
$0.20	September 15, 2028	140,000	140,000
$0.18	July 01, 2029	150,000	75,000
$0.18	July 01, 2029	150,000	75,000
$0.29	August 30, 2029	3,361,000	1,530,500
		12,250,000	10,269,500

The weighted average remaining life of the stock options outstanding at December 31, 2024 is 2.99 years (2022: 2.84 years).

Warrants

Table No. 12 lists, as of December 31, 2024, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 12

Share Purchase Warrants Outstanding

	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Number of Warrants	Number of Warrants	Weighted Average Exercise Price
Beginning balance	-	-	-	-	18,781,066	$0.21
Warrants issued	-	-	-	-	-	-
Exercised	-	-	-	-	(909,400)	$0.19
Warrants expired	-	-	-	-	(17,871,666)	$0.22
Issued and exercisable	-	-	-	-	-	-

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2024, there were an unlimited number of common shares authorized and 101,289,664 common shares issued and outstanding.

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

	Number of Shares	Share Capital
Balance, December 31, 2019	52,472,619	21,400,106
Shares issued for cash	6,260,000	626,000
Exercise of options	105,000	6,672
Shares issued for services (b)	3,480,000	52,200
Acquisition of HealthTab™ Inc. (a)	2,000,000	100,000
Shares issued for debt (c)	5,477,965	136,949
Share issue cost	-	(35,075)
Balance, December 31, 2020	69,795,584	22,286,852
Shares issued for cash	15,740,000	2,414,000
Exercise of warrants	10,058,660	1,805,132
Exercise of stock options	1,666,020	312,052
Share issued for services (d)	275,000	38,500
Share issuance costs	-	(238,221)
Balance, December 31, 2021	97,535,264	26,618,315
Exercise of warrants	909,400	175,412
Exercise of stock options	800,000	271,000
Balance, December 31, 2022	99,244,664	27,064,727
Exercise of stock options	400,000	121,387
Balance, December 31, 2023	99,644,664	27,186,114
Exercise of stock options	1,645,000	118,679
Balance, December 31, 2024	101,289,664	27,304,793

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

Except as disclosed above, no other shares were issued with a consideration other than cash during the years ended December 2022, 2023 and 2024. There were no changes in classes of shares or voting rights.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements was Manning Elliot for the years ended December 31, 2024, 2023 & 2022. Their audit reports for the years ended December 31, 2024, 2023, and 2022 are included with the related consolidated financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2024. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2024, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2024.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Manning Elliot LLP for the years ended December 31, 2022-2024. The following table sets out the aggregate fees billed by Manning Elliot LLP over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)		All Other Fees(3)
December 31, 2024	$103,500	$4,500	$	Nil	$	Nil (0)%

December 31, 2023	$88,500	$4,500	$	Nil	$	Nil (0)%

December 31, 2022	$65,000	$4,500	$	Nil		$7,500 (0)%

(1)	Related to assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements and not included in the amounts noted under Audit Fees.
(2)	Related to fees billed by the Company’s external auditor for professional services rendered for tax compliance, tax advice and tax planning.
(3)	Related to other accounting services that is excluded from the Audit Fees.

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

(A) Financial information

(i)	Audited Consolidated Financial Statements for the year ended December 31, 2024.

1.	Auditor’s Report dated April 30, 2025.
2.	Consolidated Statements of Financial Position at December 31, 2024 and 2023.
3.	Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023, and 2022.
4.	Consolidated Statements of Changes in Equity (Deficiency) for the years ended December 31, 2024, 2023, and 2022.
5.	Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022.
6.	Notes to Consolidated Financial Statements.

(B) Index to Exhibits:

1.	Articles of Incorporation –

Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014

Amendment to Articles of Incorporation, Name Change, November 5, 2018, filed with Form 6-K, June 17, 2019

2.	Instruments defining the rights of holders – N/A

3.	Intentionally deleted.

4.	Material contracts – N/A

5.	N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	Subsidiaries - N/A

9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.	Notice required by Rule 104 of Regulation BTR – N/A

11.	Code of Ethics – N/A

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

14.	Legal opinion – N/A

15.	Additional exhibits:

a)	Audit Committee Charter

b)	Stock Option Plan

16.	Mine Safety Disclosures – N/A

101.INS* Inline XBRL Instance Document

101.SCH* Inline XBRL Taxonomy Extension Schema Document

101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF* Inline XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avricore Health Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. and its subsidiaries (together, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, including the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years ended December 31, 2024, 2023 and 2022 in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

Recognition of Revenue

Critical Audit Matter Description

We draw your attention to Notes 3(a), 14 and 18 of the financial statements. During the year ended December 31, 2024, the Company recognized revenues of $4,785,711. The Company recognizes revenues upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Significant judgment is exercised by the Company in determining whether the revenue recognition criteria has been met, and includes the following:

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

Impairment of Equipment

Critical Audit Matter Description

We draw your attention to Notes 3(l) and 6 of the financial statements. During the year, management determined that the agreement with the Company’s major customer would not be renewed and expired on March 31, 2025. The loss of this major customer was expected to significantly impact the Company’s revenue and financial position in the near term. As a result, the Company performed an impairment test and recognized an impairment of $772,174. Significant judgment is exercised by the Company in performing its impairment assessment and significant assumptions are used in the impairment test, and include the following:

●	The determination of the appropriate cash-generating unit (“CGU”) to consider how the Company’s equipment and intangible assets generate cash inflows.

●	The determination that the value in use was appropriate as a basis for the recoverable amount given lack of a reliable external market for the equipment and the ability to derive value from continued use.

●	The assumptions applied in the value in use calculation included expected continuing sales, the ability to redeploy or continue using non-idle equipment with existing or prospective customers, risk-adjusted discount rate, and the time horizon used.

Given these factors, the related audit effort in evaluating management’s judgments in determining the impairment recognized and the carrying value of equipment as of December 31, 2024 was significant and required a high degree of auditor judgment.

How the Critical Audit Matter was Addressed in the Audit

We responded to this matter by performing the following procedures:

●	We evaluated management’s methodology and assumptions used in estimating the value-in-use, including corroborating projected revenues with actual activity subsequent to year-end and expected future utilization. In this regard, we also considered the impact of the loss of the major customer on equipment utilization and evaluated whether assumptions about continued use were reasonable.

●	We tested the calculation of recoverable amounts for idle and non-idle equipment based on observable market data and internal forecasts.

●	We assessed whether the impairment loss was appropriately allocated to the Company’s equipment in accordance with IAS 36.

●	We reviewed the adequacy of the related disclosures in the financial statements.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 30, 2025

PCAOB ID: 1524

We have served as the Company’s auditor since 2020.

Avricore Health Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2024	December 31, 2023
		$	$
ASSETS

Current Assets

Cash and cash equivalents		1,132,392	276,571
Term deposit		10,000	10,000
Accounts receivable	4	419,587	427,689
Prepaid expenses and deposits	5	20,470	38,625
Inventory		507	20,676
		1,582,956	773,561

Equipment	6	656,441	1,717,995
Intangible assets	7	59,147	46,649
Total Assets		2,298,544	2,538,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	330,817	489,218
Loans payable	9	-	40,000
		330,817	529,218

SHAREHOLDERS’ EQUITY
Share capital	10	27,304,793	27,186,114
Reserves	10	7,067,518	6,558,433
Accumulated other comprehensive loss		(47)	-
Deficit		(32,404,537)	(31,735,560)
		1,967,727	2,008,987
Total Liabilities and Shareholders’ Equity		2,298,544	2,538,205

Nature of operations and going concern (Note 1)

Approved and authorized for issuance on behalf of the Board of Directors on April 30, 2025.

“Hector Bremner”	“David Hall”
Hector Bremner, Director	David Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	Note	2024	2023	2022
		$	$	$

Revenue	14 & 18	4,785,711	3,485,147	1,768,374

Cost of sales		(2,905,424)	(2,281,751)	(1,311,581)
Gross profit		1,880,287	1,203,396	456,793

Expenses
Advertising and promotion		-	1,035	2,961
Amortization	6	3,137	2,347	631
Consulting	12	276,000	236,117	197,860
General and administrative	11	409,398	339,369	250,144
Management fees	12	216,000	216,000	168,000
Shareholder communications		49,932	112,234	173,035
Professional fees	12	255,655	285,935	150,585
Share-based compensation	10 & 12	541,164	703,612	331,522
		(1,751,286)	(1,896,649)	(1,274,738)
Income (Loss) before other income (expense)		129,001	(693,253)	(817,945)

Other income (expense)
Foreign exchange gain (loss)		(5,006)	(6,652)	298
Interest income		1,235	3,284	8,086
Loss on impairment of equipment	6	(772,174)	-	-
Loss on disposal of equipment	6	(32,033)	-	-
Write-off of accounts receivable		-	(4,594)	(8,667)
Gain on settlement and write-off of liabilities	9	10,000	-	-
Loss for the year		(668,977)	(701,215)	(818,228)
Other comprehensive loss:
Foreign currency translation		(47)	-	-
Comprehensive loss for the year		(669,024)	(701,215)	(818,228)
Basic and diluted loss per share		(0.01)	(0.01)	(0.01)

Weighted Average Number of Common Shares Outstanding:
Basic		100,313,189	99,559,459	97,859,216
Diluted		100,313,189	99,559,459	97,859,216

Segmented information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Shareholder’s Equity

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Accumulated Other Comprehensive Loss	Deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2021	97,535,264	26,618,315	902,761	4,891,957	-	(30,216,117)	2,196,916
Exercise of warrants	909,400	175,412	(1,532)	-	-	-	173,880
Exercise of options	800,000	271,000	-	(191,000)	-	-	80,000
Share-based compensation	-	-	-	331,522	-	-	331,522
Net loss for the year	-	-	-	-	-	(818,228)	(818,228)

Balance, December 31, 2022	99,244,664	27,064,727	901,229	5,032,479	-	(31,034,345)	1,964,090
Exercise of options	400,000	121,387	-	(78,887)	-	-	42,500
Share-based compensation	-	-	-	703,612	-	-	703,612
Net loss for the year	-	-	-	-	-	(701,215)	(701,215)

Balance, December 31, 2023	99,644,664	27,186,114	901,229	5,657,204	-	(31,735,560)	2,008,987
Exercise of options	1,645,000	118,679	-	(32,079)	-	-	86,600
Share-based compensation	-	-	-	541,164	-	-	541,164
Other comprehensive loss	-	-	-	-	(47)	-	(47)
Net loss for the year	-	-	-	-	-	(668,977)	(668,977)
Balance, December 31, 2024	101,289,664	27,304,793	901,229	6,166,289	(47)	(32,404,537)	1,967,727

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	2024	2023	2022
	$	$	$
Operating Activities
Net loss	(668,977)	(701,215)	(818,228)

Adjustment for non-cash items:
Amortization	450,196	420,067	183,047
Share-based compensation	541,164	703,612	331,522
Gain on settlement of debt	(10,000)	-	-
Write-off of accounts receivable	-	4,594	8,667
Loss on impairment of fixed assets	772,174	-	-
Loss on disposal of fixed assets	32,033	-	-

Change in working capital items:
Accounts receivable	8,102	338,090	(687,492)
Inventory	20,169	(20,676)	-
Prepaid expenses and deposits	18,155	(8,394)	24,236
Deferred revenue	-	(252,000)	252,000
Accounts payable and accrued liabilities	(158,401)	176,325	268,416
Net cash provided by (used in) operating activities	1,004,615	660,403	(437,832)

Investing Activities
Intangible assets	(24,253)	(25,288)	(5,171)
Purchase of equipment	(181,094)	(1,021,571)	(1,193,345)
Term deposit	-	-	(10,000)
Net cash used in investing activities	(205,347)	(1,046,859)	(1,208,516)

Financing Activities
Proceeds of exercise of warrants	-	-	173,880
Proceeds from exercise of stock options	86,600	42,500	80,000
Loan repayments	(30,000)	-	-
Net cash provided by financing activities	56,600	42,500	253,880

Increase (decrease) in cash and cash equivalents	855,868	(343,956)	(1,392,468)
Effects of foreign exchange translation on cash and cash equivalents	(47)	-
Cash and cash equivalents, beginning of year	276,571	620,527	2,012,995
Cash and cash equivalents, end of year	1,132,392	276,571	620,527

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCQB Market as “AVCRF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POCT”).

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The availability of sufficient cash flows to fund the Company’s operations are dependent on revenues and other financing sources which are subject to uncertainty. The Company has historically experienced operating losses and negative operating cash flows. As at December 31, 2024, the Company has an accumulated deficit of $32,404,537 and a working capital of $1,252,139 which management believes is sufficient to finance the Company’s operations over the next twelve months.

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

The consolidated financial statements for the years ended December 31, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The material accounting policies are presented in Note 3 of the annual consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is the presentation and functional currency of the Company. The functional currency of HealthTab Ltd. is the UK pound sterling.

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

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

c)	Basis of consolidation

The consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s consolidated financial statements. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of operations and comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned Canadian subsidiary HealthTab™ Inc and HealthTab Inc.’s wholly owned United Kingdom subsidiary HealthTab™ Ltd.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

a)	Revenue recognition (continued)

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

For the years ended December 31, 2024, 2023 and 2022

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

The results and financial position of consolidated entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Shareholder’s equity is translated at historical rates of exchange at the reporting date.
●	Assets and liabilities are translated at the closing rate at the reporting date.
●	Income and expenses are translated at average exchange rates for the year.
●	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

d)	Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

e)	Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition. Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses. Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of software, intellectual property, trademarks and web domains and distribution rights, which are amortized on a straight-line basis over 3 years. The Company’s system software is amortized on a declining balance basis at 20%. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

f)	Equipment

Equipment acquired by the Company is recorded at cost on the date of acquisition. Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s system hardware is amortized at 55% and system analyzers at 20%.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

g)	Share-based payments

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

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment related to the options or warrants exercised included in reserves is transferred to share capital on the exercise of options or warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

i)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted income (loss) per share are the same for the periods presented.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

j)	Income taxes (continued)

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

k)	Financial Instruments (continued)

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

l)	Impairment of equipment and intangible assets

At the end of each reporting period, if there are indicators of impairment, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets. The Company has one cash generating unit, the HealthTab system, comprised of system software, system analyzers and system hardware.

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs of disposition and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators. The recoverable amount of intangible assets with an indefinite useful life, intangible assets not available for use, or goodwill acquired in a business combination are measured annually whether or not there are any indications that impairment exists.

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

m)	Significant accounting estimates and judgments

Estimates

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive income (loss) and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

m)	Significant accounting estimates and judgments (continued)

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

Estimation of useful lives of equipment and software

Amortization of equipment and software is dependent upon estimates of their useful lives. The useful lives of the assets are assessed annually and may vary from previous estimates depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, maintenance, and fair value of equipment are taken into account.

Recoverable amounts of equipment

The carrying amount of the Company’s equipment and intangible assets is reviewed at each financial reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized when the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss for the period.

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

Indicators of impairment

Indicators of impairment include observable declines in market value, significant negative changes in the technological, market, economic, or legal environment and increases in market interest rates. Judgement is required to determine the recoverable amount which is the higher of an assets fair value less costs of disposition and its value in use.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

m)	Significant accounting estimates and judgments (continued)

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

Going concern

Management has applied judgements in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2024. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The factors considered by management are disclosed in Note 1.

n)	Application of new and revised accounting standards and accounting standards issued but not yet effective

There are no significant changes in accounting policies but several amendments to IFRS Accounting Standards and interpretations became effective for annual periods beginning on or after January 1, 2024.

The Company has adopted the amendments to IAS 1 Presentation of Financial Statements as well as IAS 8 Changes in Accounting Estimates and Errors regarding the disclosure of accounting policies and accounting estimates, IFRS 16 Leases, IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier Finance Arrangements which were effective for annual periods beginning on January 1, 2024. The amendments did not have a material impact on the Company’s financial statements. There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

4. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2024	December 31, 2023
	$	$
Trade receivables	414,263	420,998
GST receivable	5,324	6,691
	419,587	427,689

5. PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $7,408 (December 31, 2023 - $16,889), prepaid business insurance of $1,062 (December 31, 2023 - $9,736) and security deposits of $12,000 (December 31, 2023 - $12,000).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

6.	EQUIPMENT

Equipment
$
Cost
Balance, December 31, 2022	1,298,703
Additions	1,021,572
Balance, December 31, 2023	2,320,275
Additions	181,094
Impairment	(772,174)
Assets written off	(162,686)
Balance, December 31, 2024	1,566,509

Accumulated Amortization
Balance, December 31, 2022	190,712
Amortization	411,568
Balance, December 31, 2023	602,280
Amortization	438,441
Assets written off	(130,653)
Balance, December 31, 2024	910,068

Carrying value
As at December 31, 2023	1,717,995
As at December 31, 2024	656,441

Equipment is comprised primarily of system analyzers and system hardware leased to earn revenues. Amortization of equipment included in cost of sales was $435,304 during the year ended December 31, 2024 (2023 - $409,221). Amortization of equipment included in operating expenses was $3,137 during the year ended December 31, 2024 (2023 - $2,347). The Company discontinued the use of certain equipment and recognized a loss on disposition of $32,033 during the year ended December 31, 2024 (2023 - $Nil).

During the year, management determined that the agreement with the Company’s major customer would not be renewed and expire on March 31, 2025. The loss of this major customer was expected to significantly impact the Company’s revenue and financial position in the near term. As a consequence, the Company performed an impairment test. The Company recognized and determined the recoverable amount to be $656,441 using the value in use method. The Company applied a risk-adjusted discount rate of 50% in its impairment test. The Company recognized an impairment of $772,174 related to system analyzers and system hardware during the year ended December 31, 2024 (2023 - $Nil). The Company has impaired 100% of the equipment expected to be idle.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

7.	INTANGIBLE ASSETS

	Software	HealthTab™	Corozon	Emerald	Total
	$	$	$	$	$
Cost
Balance, December 31, 2022	40,177	1	1	1	40,180
Additions	25,288	-	-	-	25,288
Balance, December 31, 2023	65,465	1	1	1	65,468
Additions	24,253	-	-	-	24,253
Balance, December 31, 2024	89,718	1	1	1	89,721

Accumulated Amortization
Balance, December 31, 2022	10,319	-	-	-	10,319
Amortization	8,500	-	-	-	8,500
Balance, December 31, 2023	18,819	-	-	-	18,819
Amortization	11,755	-	-	-	11,755
Balance, December 30, 2024	30,574	-	-	-	30,574

Carrying value
As at December 31, 2023	46,646	1	1	1	46,649
As at December 31, 2024	59,144	1	1	1	59,147

Amortization of software of $11,755 was included in cost of sales during the year ended December 31, 2024 (2023 - $8,500)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023
	$	$
Trade accounts payable and accrued liabilities	255,965	428,677
GST payable	74,852	60,541
	330,817	489,218

9.	LOANS PAYABLE

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2024. The loan was interest-free until January 18, 2024. In January 2024, the Company repaid the loan principal of $30,000 and received loan forgiveness of $10,000, recorded as gain on settlement of debt.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2024:

The Company issued 1,645,000 common shares upon exercise of stock options for gross proceeds of $86,600. $32,079, the fair value of the options was reclassified from reserves to share capital.

During the year ended December 31, 2023:

The Company issued 400,000 common shares upon exercise of stock options for gross proceeds of $42,500. $78,887, the fair value of the options was reclassified from reserves to share capital.

During the year ended December 31, 2022:

The Company issued 800,000 common shares upon exercise of stock options for gross proceeds of $80,000. $191,000, the fair value of the options was reclassified from reserves to share capital.

Stock options

The Company has adopted a fixed up to 20% incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to acquire up to 19,970,000 common shares of the Company to executive officers, directors, employees and consultants. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	2024		2023		2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	10,350,000	$0.17	8,635,000	$0.14	7,880,052	$0.13
Options granted	3,661,000	$0.28	2,365,000	$0.26	3,125,000	$0.15
Expired/Cancelled	(116,000)	$0.09	(250,000)	$0.17	(1,570,052)	$0.13
Exercised	(1,645,000)	$0.05	(400,000)	$0.11	(800,000)	$0.10
Ending Balance	12,250,000	$0.23	10,350,000	$0.17	8,635,000	$0.14
Exercisable	10,269,500	$0.22	9,132,250	$0.17	6,216,250	$0.14

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2024:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.08	November 18, 2025	500,000	500,000
$0.08	December 8, 2025	710,000	710,000
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	August 10, 2027	2,675,000	2,675,000
$0.15	August 12, 2027	100,000	100,000
$0.16	October 12, 2027	300,000	300,000
$0.28	May 15, 2028	1,814,000	1,814,000
$0.20	June 21, 2028	400,000	400,000
$0.20	September 15, 2028	140,000	140,000
$0.18	July 01, 2029	150,000	75,000
$0.18	July 01, 2029	150,000	75,000
$0.29	August 30, 2029	3,361,000	1,530,500
		12,250,000	10,269,500

The weighted average remaining life of the stock options outstanding at December 30, 2024 is 2.99 years (December 31, 2023: 2.84 years).

Share-based compensation

Share-based compensation of $541,164 was recognized during the year ended December 31, 2024 (2023 - $703,612 and 2022- $331,522), respectively, for stock options granted and/or vested during the year. Options issued to directors and officers and consultants of the Company during the year vest quarterly over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted and repriced were measured using the Black-Scholes option pricing model with the following assumptions:

	2024	2023
Expected life	3.69 years	3.30 years
Volatility	110%-115%	134% - 174%
Dividend yield	0%	0%
Risk-free interest rate	2.68%-3.52%	3.28% - 4.20%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	2024		2023			2022
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	-	-	-	-	18,781,066	$0.21
Warrants issued	-	-	-	-	-	-
Warrants exercised	-	-	-	-	(909,400)	$0.19
Warrants expired	-	-	-	-	(17,871,666)	$0.22
Outstanding	-	-	-	-	-	-

Fair value of the finder’s warrants granted is measured using the Black-Scholes pricing model. Black-Scholes pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. There were no warrants issued for the years ended December 31, 2024 and 2023.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

11.	GENERAL AND ADMINISTRATIVE EXPENSES

	2024	2023	2022
	$	$	$
Bank service charges	10,347	6,008	5,421
Filing and registration fees	55,040	61,569	40,563
Insurance	90,633	92,812	60,251
Office maintenance	43,089	44,545	31,888
Payroll	76,970	70,495	34,813
Regulatory fees	1,131	7,373	5,238
Rent	27,100	18,000	16,800
Travel	95,338	35,317	55,170
Warranty expense	9,750	3,250	-
	409,398	339,369	250,144

12.	RELATED PARTY TRANSACTIONS AND BALANCES

For the years ended December 31, 2024, 2023 and 2022, the Company recorded the following transactions with related parties:

a)	$15,100 in office rent (2023 – $6,000 and 2022-$6,000) to a company controlled by the Chief Technology Officer of the Company.

b)	$12,000 in office rent (2023 – $12,000 and 2022-$9,000) to a company controlled by the Chief Financial Officer of the Company.

c)	$317,978 for analyser quality control services (2023 - $231,393 and 2022- $Nil) to a company controlled by the Chief Technology Officer of the Company.

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

Type of transaction	2024	2023	2022
	$	$	$
Consulting fees	216,000	216,000	168,000
Management fees	216,000	216,000	168,000
Professional fees	128,400	128,400	124,200
Share-based compensation	433,848	495,348	151,088
	994,248	1,055,748	611,288

At December 31, 2024, there were no amounts due to related parties (December 31, 2023 - $nil).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2024.

14.	SEGMENTED INFORMATION

At December 31, 2024 and 2023, the Company has only one segment, being the HealthTab™ - Point of Care Business in Canada.

Revenue from the major customer was $4,658,395 during the year ended December 31, 2024 (2023 - $3,484,247 and 2022- $1,768,374). The major customer purchases goods and services from the Company’s only segment HealthTab™ - Point of Care Business. The agreement with the major customer expired on March 31, 2025. The loss of this major customer will significantly impact the Company’s future revenue and financial position, unless additional revenue sources are secured in a timely manner

15.	SUPPLEMENTAL CASH FLOW INFORMATION

There were no non-cash transactions during the year ended December 31, 2024, 2023 and 2022.

16.	INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	$	$	$
Loss for the year	(669,024)	(701,215)	(818,228)

Expected income tax recovery (27%)	(181,000)	(189,000)	(221,000)
Change in statutory, foreign tax, foreign exchange rates and other	(245,000)	(54,000)	(2,000)
Permanent differences and other	148,000	192,000	91,000
Share issue cost	-	-	(5,000)
Change in unrecognized deductible temporary differences	278,000	51,000	137,000
Total income tax expense (recovery)	-	-

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

16.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets are as follows:

	2024	2023	2022
	$	$	$
Share issue costs	12,000	19,000	26,000
Property and equipment	671,000	332,000	219,000
Intangible asset	157,000	157,000	157,000
Non-capital losses	5,610,000	5,664,000	5,719,000
Total	6,450,000	6,172,000	6,121,000
Unrecognized deferred tax assets	(6,450,000)	(6,172,000)	(6,121,000)
Deferred income tax asset (liability)	-	-

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

Approximately 97% of trade receivables are due from one customer at December 31, 2024 (December 31, 2023 – 99% from one customer).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2024 are as follows:

	Carrying value	Contractual Cash flows	Within 1 year	1 - 5 Years
	$	$	$	$
Trade accounts payable	195,765	195,765	195,765	-
	195,765	195,765	195,765	-

c)	Market risk

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

Revenues earned are comprised of lease and service of $2,333,604 (2023 –$1,579,905 and 2022- 222,406) for the year ended December 31, 2024 and sale of products of $2,452,107 (2023 –$1,905,242 and 2022- $1,545,968). For the years ended December 31, 2024, 2023 and 2022, the Company had one major customer from whom revenues are earned. Please refer to note 14 to this financial statement for the details regarding revenue from the major customer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: June 16, 2025	AVRICORE HEALTH INC.

	By:	/s/ Kiki Smith,
Kiki Smith,
Chief Financial Officer

