Form 20-F
period 2025-12-31
Avricore Health Inc.
filed 2026-11-06
CIK 1355736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Contact person: Kiki Smith, Phone: (778) 968-1176 Email kiki.smith@avricorehealth.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. December 31, 2025 - 101,289,664.

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

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

The information set forth in this Annual Report on Form 20-F is as at December 31, 2025 unless an earlier or later date is indicated.

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

Since its inception, the Company has had limited revenues and has experienced significant operating losses each year. These losses are due to substantial expenditures on intellectual property protection, product development and product testing of commercial and consumer infection control product and pre-clinical testing for registration of a number of therapeutic products and over-the-counter (OTC) pharmaceutical products with Health Canada and the FDA. Sales of T36® Antiseptic Hand Sanitizer products were discontinued in the year ended December 31, 2012. During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business. The Company has changed its direction, and its current operations consist of developing and implementing its HealthTab™ point-of-care technology (POCT). During the year ended December 31, 2024 the Company was engaged in the rollout of the HealthTab™ point-of-care testing platform to 776 Shoppers Drug Mart and affiliated Loblaws locations nation-wide. On March 31, 2025 the Company concluded its operations with Shoppers Drug Mart and is redeployed its assets to support its expansion in the U.K. market.

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

The Company’s common shares are currently quoted on the TSX Venture Exchange under the symbol “AVCR” and on the PINK SHEETS under the symbol “AVCRF”. No assurance can be given that a market for the Company’s common shares will be quoted on an exchange in the U.S. or on the Over the Counter Bulletin Board. The Company’s common shares may be subject to illiquidity and investors may not be able to sell their shares in a timely manner.

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
(c)	Otherwise acquires significant assets other than cash.

On November 13, 2003, the Company acquired the assets of ALDA Pharmaceuticals Inc. (“API”), a private company founded in 1996.

Financings

The Company has financed its operations since inception through funds raised in a series of private placements of common shares:

Fiscal Year Ended	Nature of Share Issuance		Number of Shares	Amount ($)
30-Jun-2001	Private Placement @	$0.34	294,119	$100,000
30-Jun-2002	Canadian Prospectus Offering (IPO) @	$0.68	300,000	$204,000
30-Jun-2003	Broker’s Warrant Shares on Canadian Prospectus Offering (IPO) @	$0.68	37,500	$25,500
30-Jun-2004	Private Placement @	$0.60	86,667	$52,000
	Private Placement @	$0.80	1,550,000	$1,240,000
30-Jun-2005	Private Placement @	$0.40	750,000	$300,000
30-Jun-2006	Private Placement @	$0.20	979,000	$195,800
	Private Placement @	$0.20	275,000	$55,000
30-Jun-2007	Private Placement @	$0.20	357,500	$71,500
	Private Placement @	$0.40	2,000,000	$800,000
30-Jun-2008	Private Placement @	$0.48	500,000	$240,000
	Private Placement @	$0.60	875,000	$525,000
30-Jun-2009	N/A			N/A
30-Jun-2010	Private Placement @	$1.00	1,500,000	$1,500,000
30-Jun-2011	Private Placement @	$0.40	818,750	$327,500
	Private Placement @	$0.40	500,000	$200,000
30-Jun-2012	Private Placement @	$0.40	140,000	$56,000
30-Jun-2013	Private Placement @	$0.40	2,000,000	$800,000
30-Jun-2014	Private Placement @	$0.40	937,500	$375,000
30-Jun-2015	Private Placement @	$0.60	1,901,833	$1,141,100
Stub period ended 31-Dec-2015	N/A			N/A
31-Dec-2016	N/A			N/A
31-Dec-2017	Private Placement @	$0.15	10,585,326	$1,587,799
31-Dec-2018	Private Placement @	$0.15	5,327,335	$799,100
31-Dec-2019	Private Placement @	$0.05	6,852,400	$342,620
31-Dec-2019	Private Placement @	$0.07	4,206,435	$294,450
31-Dec-2020	Private Placement @	$0.10	6,260,000	$626,000
31-Dec-2021	Private Placement @	$0.10	8,740,000	$874,000
31-Dec-2021	Private Placement @	$0.22	7,000,000	$1,540,000
31-Dec-2026	Private Placement @	$0.05	25,080,000	$1,254,000

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

Key developments in the year ended December 31, 2025 have included:

●	38 HealthTab™ systems were operating in the UK as of December 1, 2025; 7 in North East London, and 6 in North Central London and 25 in additional locations outside London

●	HealthTab™ is being deployed in a new pilot launched by Barts Health NHS Trust, in collaboration with UCL Partners and the British Heart Foundation (BHF), to deliver inclisiran cholesterol-lowering injections through community pharmacies – a major expansion to secondary prevention.

●	HealthTab has gained meaningful traction within the NHS, including the screening of more than 3,500 patients in community pharmacies across North East and North Central London through a collaboration with Barts Health NHS Trust. In an initial lipid-screening cohort of 556 patients, approximately one in five was identified as having elevated cardiovascular risk.

●	During an initial one-month pilot of HbA1c testing for diabetes screening, the Company completed 2,295 HbA1c tests across 57 locations, achieving a monthly per-location average 10 times higher than previously achieved in Canada.

●	In the year ended December 31, 2025 revenue decreased by 89% year over year to $533,884 and gross profit decreased by 87% to $238,295.

●	In the year ended December 31, 2025 the Company recorded a comprehensive loss of $1,858,840 (2024 – $669,024) and a net decrease in cash of $904,474 (2024 -increase $855,821).

Growth Strategy 2026 and Beyond:

The Company is implementing its strategy to grow HealthTab™ in the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services. The Company has staged over 700 analysers from Canada to the UK. This transition enhances resource efficiency and reduces upfront capital requirements for expanded device deployment.

The Company’s wholly-owned subsidiary, HealthTab Ltd, has entered into a formal multi-year collaboration agreement with Abbott, a global healthcare company, to supply and distribute Abbott’s point-of-care testing products through the HealthTab™ platform in the UK. The agreement allows HealthTab to distribute Abbott’s AfinionTM 2 Analyzer in NHS-linked pharmacies to test for HbA1c and lipid profiles. The collaboration also establishes a structured framework for the continued expansion of point-of-care testing through community pharmacies.

UK Market Opportunity

The timing of the Company’s strategic efforts is driven by unprecedented UK government investment in UK pharmacy services:

●	On May 29, 2026, the Department of Health and Social Care and NHS England announced a £340 million government-funded deal for community pharmacy in 2026–2027, agreed with Community Pharmacy England, which will roll out NHS-funded Independent Prescribing nationally from autumn 2026. For the first time, qualified community pharmacists will be able to assess patients and prescribe NHS medicines directly across a range of conditions as a nationally commissioned service — the realization of the Independent Prescribing mandate previously set out under the Pathfinder Programme, reinforcing the shift toward community-based diagnosis and the point-of-care screening required to support it. The deal builds on the Pharmacy First service, which delivered over 3.3 million consultations between March 2025 and February 2026, up 43% year-over-year. (Source)
●	The UK Government’s foundational strategy for the nation is detailed in its Plan for Change, launched in late 2024, where it lays out specific goals to increase access to NHS lead care by focusing on community care options, like pharmacy, and engaging in preventative health measures, specifically for chronic diseases, such as heart disease. (Source: pg. 27).
●	On March 31, 2025, following a 6-week consultation, the Department of Health and Social Care announced an extra £617 million over 2 years to support community pharmacy, including fee increases for blood-pressure screening to identify undiagnosed hypertension. (source)
●	The Community Pharmacy Pathfinder Program lays out the mandate and milestones for pharmacists to become Independent Prescribers, giving them the ability, for the first time, to directly diagnose and prescribe for chronic disease like cardiovascular disease. (source) Government also clearly intimating that point-of-care screening, as this will be required to meet this new pharmacy services practice.
●	The NHS committed £645 million (approx. $1.1 billion CAD) to its Pharmacy First program in 2024.
●	Currently, the NHS has one of the lowest family doctors to patient ratios it’s had in decades, meaning one GP is responsible for almost 2300 patients on average.
●	The NHS has mandated standardized electronic health records integration across all NHS services (HealthTab™ is a digital platform that integrates with electronic health record systems).
●	Pharmacy-based screening programs have shown strong patient uptake. On October 11, 2024, the NHS Confederation, who represents NHS providers with over 1.5 million staff, caring for more than 1 million patients a day and control £150 billion of public expenditure, released their report measuring return on investment (ROI) for healthcare expenditures. The report listed community based cardiovascular disease screening and prevention as one of the best ROI’s at £7.52 per £1 and £9 for diabetes invested after five years, further stating that “Implementing community pharmacies to aid in the detection of cardiovascular disease provided the quickest return, within one year.”

●	There are nearly 12,000 pharmacies in the UK, and more than half are participating currently in POCT blood-pressure screening, conducting approximately 250,000 screenings per month, demonstrating high amounts of undiagnosed hypertension.
●	Recently, the NHS announced “shocking” findings of the rapid rise of strokes in people over 50, rising 55% in the last ten years. (Source)
●	Only about 7% of UK pharmacies are profitable, adding services will not only ensure better access to care for patients and reduce acute and long-term chronic disease costs, but also ensure financial security for these critical healthcare access points. (Source)

Initial UK Expansion and Implementation

The Company’s first HealthTab™ UK deployment in North East London pharmacies targets an area with significant cardiovascular disease burden and demonstrates the HealthTab™ platform’s potential for rapid scaling:

●	In November 2024 the Company announced the first cholesterol testing location in North East London.
●	HealthTab™ is partnered with UCL Partners, an academic health science centre located in London, England. It is the largest academic health science centre in the world, treats more than 1.5 million patients each year, has a combined annual turnover of around £2 billion and includes around 3,500 scientists, senior researchers and consultants.
●	HealthTab™ has integrated with NHS digital pathways, achieving data access objectives set out in current plans, and is continuing with further API connections.
●	Focus is on areas with highest preventable disease burden.
●	HealthTab™ enjoys strong support from local health authorities and pharmacy leadership.
●	Cholesterol testing will expand to additional pharmacies in the coming months.

Avricore’s HealthTab™ platform has been selected by a collaborative effort involving Barts Heart Centre, UCL Partners and HEART UK to assess the feasibility of community pharmacists in the UK providing cholesterol testing alongside blood pressure checks for cardiovascular risk evaluation. The study aims to build on the success of over 930,000 blood pressure checks conducted in 6,000 pharmacies as part of an NHS initiative. With NHS England allocating £645 million (approx. $1.1 billion CAD) to increase access to primary care in community pharmacy, HealthTab™ will support pharmacists in delivering vital support for chronic diseases.

Recently, the British Medical Journal conducted a comprehensive review of point-of-care devices used within the UK, noting that two-thirds fail to meet standards. The project lead for the NE London Initiative HealthTab was selected for was invited to offer comment on this in the Pharmaceutical Journal as the project’s prominence and leadership in this area were noted for utilizing best practices to ensure the highest standards, read the article here.

The reseller agreement between HealthTab™ Inc. and Abbott Rapid Diagnostics Limited UK & Ireland provides a foundation for HealthTab™ to purchase and distribute the Afinion™ 2 and associated tests for diabetes and heart disease screening in community pharmacies in the United Kingdom

Industry Trends

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

In the most recent financials revenue decreased to $533,884 (2024 - $4,785,711) a 89% decrease due to the conclusion of the relationship with Shoppers Drug Mart.

Management’s focus is on expansion of the business to new markets, locations and jurisdictions; cost control and positive cash flows to ensure sustainable operations of the Company.

Results of Operations for the years ended December 31, 2025, 2024 and 2023

Revenue from the continuing operations was $533,884 for the year ended December 31, 2025 (2024 - $4,785,711; 2023 - $3,485,147). This represents the revenue earned by the POTC HealthTab™ business acquired in 2018.

Marketing and Communication expenses

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	$	$	$
Shareholder communications	41,954	49,932	112,234
	41,954	49,932	112,234

General and Administrative expenses

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	$	$	$
Bank service charges	9,028	10,347	6,008
Filing and registration fees	49,170	55,040	61,569
Insurance	68,885	90,633	92,812
Office maintenance	92,528	43,089	44,545
Payroll	80,904	76,970	70,495
Regulatory fees	4,585	1,131	7,373
Rent	69,023	27,100	18,000
Travel	93,203	95,338	35,317
Warranty expense	-	9,750	3,250
	467,326	409,398	339,369

Share-based compensation

Share-based compensation for the year ended December 31, 2025 of $280,677 (2024: $541,164; 2023: $703,612) is a non-cash item that represents the allocation of the fair value of options over the vesting period.

5. B. Liquidity and capital resources

Liquidity

The Company’s operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	$	$	$
Cash (used in)/ provided by operating activities	(789,933)	1,004,615	660,403
Cash used in investing activities	(114,362)	(205,347)	(1,046,859)
Cash provided by financing activities	-	56,600	42,500
Net change in cash and cash equivalents	(904,295)	855,868	(343,956)
Cash and Cash Equivalents	227,918	1,132,392	276,571

Capital resources

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, and business development. The Company will require cash to support working capital.

At December 31, 2025, the Company had a working capital of $192,772, compared to working capital of $1,252,139 at December 31, 2024. The Company believes that its cash on hand, the expected future cash inflows from the sale of its products, net proceeds from the closing of private placements and proceeds from loans, stock options and warrants exercised, if any, will be sufficient to finance the Company’s working capital and operational needs for at least the next twelve to eighteen months. If the Company’s existing cash resources together with the cash the Company generates from the sales of its products are insufficient to fund its working capital and operational needs, the Company may need to sell additional equity or debt securities or seek additional financing through other arrangements.

The Company does not have any off-balance sheet arrangements.

On June 16, 2026 the Company closed its non-brokered private placement for gross proceeds of $1,254,000 by issuing 25,080,000 units at $0.05 per unit. Each unit consists of one common share and one-half transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of 2 years from the closing date of the offering at a price of $0.10 per common share. No value was allocated to the warrants under the residual method.

The Company incurred a total of $91,494 of share issue costs, of which $54,600 was for finder fee, $27,355 was for fair value of issued 1,092,000 non-transferable finders warrants and the rest for other transaction costs.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2025 and as of the date of this report about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management, except as footnoted below:

Table No. 6:

Directors and Senior Management:

			Other Reporting Companies in Canada or the United States
Name	Age	Position	Company	Position
Rodger Seccombe(1)	46	CEO, Director	N/A	N/A
Kiki Smith	60	CFO & Corporate Secretary	A.I.S. Resources Limited Ultra Lithium Inc. Goldex Resources Corp.	Director Director Senior Officer
Alan Arnstein	58	Director	N/A	N/A
Christine Hrudka	65	Director	Rapid Dose Therapeutics Inc.	Director
David Hall	72	Director	0913693 B.C. Ltd. (formerly RepliCel Life Sciences Inc.)	Director
Robert Sindelar	73	Director	N/A	N/A
Tom Teahen	57	Director	N/A	N/A

(1)	Mr. Seccombe was appointed CEO of the Company on June 4, 2025.

Mr. Rodger Seccombe, Chief Executive Officer and Director, is a co-founder of HealthTab Inc. He has over 20 years of experience launching and running companies in software, healthcare technology, and clean energy. Mr. Seccombe earned a B.Com (hons) from UBC’s Sauder School of Business and is a Chartered Professional Accountant (CPA-CMA). Prior to HealthTab, he designed and developed cloud-based informatics system currently in use by world’s leading medical laboratories and instrument manufacturers. In 2006, he joined the start-up team at Canadian Bioenergy Corporation and helped pioneer the development of the renewable fuel industry in Canada. Mr. Seccombe was appointed CEO of the Company on June 4, 2025.

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

6.B. Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2025 and two previous years are detailed in Table No. 7 below:

Table No. 7

Annual Compensation of Senior Management

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	FMV (2) Options ($)

Rodger Seccombe	2025	Nil	Nil	216,000	825,000	25,245
Chief Executive Officer	2024	Nil	Nil	216,000	600,000	100,411
	2023	Nil	Nil	216,000	300,000	93,222

Hector Bremner	2025	Nil	Nil	198,000	-	-
Former Chief Executive Officer	2024	Nil	Nil	216,000	600,000	100,411
	2023	Nil	Nil	216,000	300,000	71,613

Kiki Smith	2025	Nil	Nil	128,400	264,000	8,078
Chief Financial Officer	2024	Nil	Nil	128,400	222,000	37,152
and Corporate Secretary (1)	2023	Nil	Nil	128,400	135,300	32,297

(1)	Consulting/management fees were paid to a consulting company owned by senior management;
(2)	Share-based payments for options granted were measured using the Black-Sholes option pricing model.

Table No. 8

Director Stock Option at December 31, 2025

	Grant date	FMV(1) - $	Issued	Vested	Expiry Date
Hector Bremner,	Aug 30,2024	100,411	600,000 @ 0.29	600,000	Aug 30, 2029
Director (former director)	May 15, 2023	71,613	300,000 @ 0.28	300,000	May 15, 2028
	Aug 10, 2022	93,222	700,000 @ 0.15	700,000	Aug 10, 2027
	Mar 22, 2021	73,130	325,000 @ 0.25	325,000	Mar 22, 2026
	Dec 8, 2020	34,857	500,000 @ 0.08	500,000	Dec 8, 2025

Rodger Seccombe,	Jun 12, 2025	25,245	825,000 @ 0.05	618,750	Jun 12, 2030
Director	Aug 30, 2024	100,411	600,000 @ 0.29	600,000	Aug 30, 2029
	May 15, 2023	71,613	300,000 @ 0.28	300,000	May 15, 2028
	Aug 10, 2022	93,222	700,000 @ 0.15	700,000	Aug 10, 2027
	Mar 22, 2021	73,130	325,000 @ 0.25	325,000	Mar 22, 2026

Alan Arnstein,	Jun 12, 2025	7,650	250,000 @ 0.05	187,500	Jun 12, 2030
Director	Aug 30, 2024	33,470	200,000 @ 0.29	200,000	Aug 30, 2029
	May 15, 2023	47,742	200,000 @ 0.28	200,000	May 15, 2028
	Aug 10, 2022	16,647	125,000 @ 0.15	125,000	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25	75,000	Mar 22, 2026

Christine Hrudka	Jun 12, 2025	7,650	250,000 @ 0.05	187,500	Jun 12, 2030
	Aug 30, 2024	33,470	200,000 @ 0.29	200,000	Aug 30, 2029
	Jun 21, 2023	26,703	200,000 @ 0.20	200,000	Jun 21, 2028

David Hall,	Jun 12, 2025	12,240	400,000 @ 0.05	300,000	Jun 12, 2030
Director	Aug 30, 2024	41,838	250,000 @ 0.29	250,000	Aug 30, 2029
	May 15, 2023	59,677	250,000 @ 0.28	250,000	May 15, 2028
	Aug 10, 2022	59,928	450,000 @ 0.15	450,000	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25	75,000	Mar 22, 2026

Dr. Robert Sindelar,	Jun 12, 2025	7,650	250,000 @ 0.05	187,500	Jun 12, 2030
Director	Aug 30, 2024	33,470	200,000 @ 0.29	200,000	Aug 30, 2029
	May 15, 2023	47,742	200,000 @ 0.28	200,000	May 15, 2028
	Aug 10, 2022	16,647	125,000 @ 0.15	125,000	Aug 10, 2027
	Mar 22, 2021	16,876	75,000 @ 0.25	75,000	Mar 22, 2026

Thomas Teahen	Jun 12, 2025	7,650	250,000 @ 0.05	187,500	Jun 12, 2030
	Aug 30, 2024	33,470	200,000 @ 0.29	50,000	Aug 30, 2029
	Jun 21, 2023	26,703	200,000@ 0.20	100,000	Jun 21, 2028

(1) Share-based payments for options granted were measured using the Black-Sholes option pricing model.

The following table gives certain information concerning stock option exercises during Fiscal 2025 by the Company’s Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in the year ended December 31, 2025

Fiscal Year-end Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Un-exercisable
Total	-	$-	$	Nil

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

Pension/Retirement Benefits: No funds were set aside or accrued by the Company during the year ended December 31, 2025 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

The Company will pay a consulting fee in the amount of (Cdn) $18,000 per month to Rodger Seccombe for CEO services through a consulting agreement.

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

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which is governed by an Audit Committee Charter (filed as Exhibit hereto) and recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Hall (Chairman), Robert Sindelar (Director) and Alan Arnstein (Director). The Audit Committee met once during the year ended December 31, 2025 to discuss and recommend approval by the Board of the Company’s audited financial statements. The interim financial statements and related Management Discussion and Analysis were approved by joint consent resolution.

6.D. Employees

As of December 31, 2025, the Company employed 1 employee. The Company engaged the services of Chief Executive Officer, Chief Financial Officer and Corporate Secretary, through consulting service contracts.

6.E. Share Ownership

Table No. 10 lists, as of the date of this report, Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares, and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Number of Shares	Options and Warrants	Percent of Class *
Common	Kiki Smith	1,224,500	1,041,300 options 200,000 warrants	0.97%
Common	Rodger Seccombe	7,480,611	3,225,000 options 1,300,000 warrants	5.92%
Common	Robert Sindelar	915,000	975,000 options 150,000 warrants	0.72%
Common	Alan Arnstein	25,000	975,000 options	0.02%
Common	David Hall	1,343,618	1,750,000 options	1.06%
Common	Christine Hrudka	522,500	850,000 options 250,000 warrants	0.41%
Common	Thomas Teahen	200,000	850,000 options 100,000 warrants	0.16%
	Total Directors/Management	11,711,229	9,666,300 options 2,000,000 warrants	9.27%

* Based on 126,369,664 shares outstanding as at October 22, 2026.

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

—not applicable—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2025, all shareholders have the same voting rights attached thereto as all other common shares of the Company. As of December 31, 2025, the Company is not aware of any companies or individuals that hold more than 5% of the Issued and Outstanding Common Shares.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

—No Disclosure Required—

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On October 28, 2026, the Company’s shareholders’ list showed 126,369,664 common shares outstanding, an estimated 64 registered shareholders. The Company’s transfer agent provides that there are 57 registered shareholders with Canadian addresses, 2 with United States addresses and 5 foreign holders (Switzerland, Hong Kong, United Kingdom and Bermuda).

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

	Year Ended	Year Ended	Year Ended
	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Accounts payable and accrued liabilities	-	-	-

Expenditures:
Management fees	90,000	216,000	216,000
Consulting fees	216,000	216,000	216,000
Share-based compensation	197,937	433,848	495,348
Severance benefits	108,000	-	-
Professional Fees	128,400	128,400	128,400

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the twelve months ended December 31, 2025. All related party transactions were in the normal course of business operations.

Audit Fees

For the year ended December 31, 2025, the Company expects to pay Manning Elliot LLP audit fees of $118,500.

Indirect Payments

—No Disclosure Required—

Shareholder Loans

—No Disclosure Required—

Amounts Owing to Senior Management/Directors

—No Disclosure Required—

7.C. Interests of Experts and Counsel

—No Disclosure Required—

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company comply with IFRS Accounting Standard (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

Canadian Dollars

	High	Low	Closing

Fiscal Quarter Ended September 30, 2026	0.095	0.05	0.055
Fiscal Quarter Ended June 30, 2026	0.075	0.045	0.065
Fiscal Quarter Ended March 31, 2026	0.1	0.05	0.07
Fiscal Quarter Ended December 31, 2025	0.075	0.045	0.05
Fiscal Quarter Ended September 30, 2025	0.09	0.045	0.07
Fiscal Quarter Ended June 30, 2025	0.08	0.045	0.05
Fiscal Quarter Ended March 31, 2025	0.07	0.035	0.05
Fiscal Quarter Ended December 31, 2024	0.2	0.055	0.055
Fiscal Quarter Ended September 30, 2024	0.31	0.16	0.18
Fiscal Quarter Ended June 30, 2024	0.18	0.12	0.165
Fiscal Quarter Ended March 31, 2024	0.175	0.12	0.125
Fiscal Quarter Ended December 31, 2023	0.19	0.145	0.17
Fiscal Quarter Ended September 30, 2023	0.22	0.135	0.19

Fiscal Year Ended December 31, 2025	0.09	0.035	0.05
Fiscal Year Ended December 31, 2024	0.31	0.055	0.055
Fiscal Year Ended December 31, 2023	0.37	0.135	0.17
Fiscal Year Ended December 31, 2022	0.41	0.08	0.315
Fiscal Year Ended December 31, 2021	0.69	0.09	0.16

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

Stock Options

Refer to ITEM 6.E., Table No. 10 (Aggregate Option Exercises)

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2025, 2024 and 2023 are summarized as follows:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	12,250,000	$0.23	10,350,000	$0.17	8,635,000	$0.14
Options granted	4,100,000	$0.05	3,661,000	$0.28	2,365,000	$0.26
Expired	(1,210,000)	$0.08	(116,000)	$0.09	(250,000)	$0.17
Forfeited	(92,000)	$0.11	-	-	-	-
Exercised	-	-	(1,645,000)	$0.05	(400,000)	$0.11
Ending Balance	15,048,000	$0.18	12,250,000	$0.23	10,350,000	$0.17
Exercisable	14,023,000	$0.19	10,269,500	$0.22	9,132,250	$0.17

The following table summarizes information about share options outstanding and exercisable as at December 31, 2025:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	June 4, 2027	700,000	700,000
$0.28	June 4, 2027	300,000	300,000
$0.29	June 4, 2027	600,000	600,000
$0.15	August 10, 2027	1,975,000	1,975,000
$0.15	August 12, 2027	100,000	100,000
$0.16	October 12, 2027	300,000	300,000
$0.28	May 15, 2028	1,492,000	1,492,000
$0.20	June 21, 2028	400,000	400,000
$0.20	September 15, 2028	140,000	140,000
$0.18	July 1, 2029	300,000	300,000
$0.29	August 30, 2029	2,731,000	2,731,000
$0.05	June 30, 2030	4,060,000	3,035,000
		15,048,000	14,023,000

The weighted average remaining life of the stock options outstanding at December 31, 2025 is 2.81 years (2024: 2.99 years).

On August 28, 2026, the Company granted 3,300,000 options to directors, officers, consultants and employees of the company exercisable at $0.06 per common share for 5 years from the date of the grant. The options vest quarterly commencing on the date of grant.

Warrants

There were no share purchase warrants issued for the years ended December 31, 2025, 2024 and 2023. On June 16, 2026, the Company issued 12,540,000 share purchase warrants exercisable at $0.10 and 1,092,000 share purchase warrants exercisable at $0.05. The warrants expire in 5 years.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

At December 31, 2025, there were an unlimited number of common shares authorized and 101,289,664 common shares issued and outstanding.

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

	Number of Shares	Share Capital
Balance, December 31, 2019	52,472,619	21,400,106
Shares issued for cash	6,260,000	626,000
Exercise of options	105,000	6,672
Shares issued for services (b)	3,480,000	52,200
Acquisition of HealthTab™ Inc. (a)	2,000,000	100,000
Shares issued for debt (c)	5,477,965	136,949
Share issue cost	-	(35,075)
Balance, December 31, 2020	69,795,584	22,286,852
Shares issued for cash	15,740,000	2,414,000
Exercise of warrants	10,058,660	1,805,132
Exercise of stock options	1,666,020	312,052
Share issued for services (d)	275,000	38,500
Share issuance costs	-	(238,221)
Balance, December 31, 2021	97,535,264	26,618,315
Exercise of warrants	909,400	175,412
Exercise of stock options	800,000	271,000
Balance, December 31, 2022	99,244,664	27,064,727
Exercise of stock options	400,000	121,387
Balance, December 31, 2023	99,644,664	27,186,114
Exercise of stock options	1,645,000	118,679
Balance, December 31, 2024 and 2025	101,289,664	27,304,793

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

Except as disclosed above, no other shares were issued with a consideration other than cash during the years ended December 2023, 2024 and 2025. There were no changes in classes of shares or voting rights.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended December 31, 2025 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

10.G. Statement by Experts

The Company’s auditor for its consolidated financial statements was Manning Elliot for the years ended December 31, 2025, 2024 and 2023. Their audit reports for the years ended December 31, 2025, 2024, and 2023 are included with the related consolidated financial statements in this Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2025. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2025, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2025.

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

The Company’s Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board of Directors is composed of a majority of independent directors. The Board of Directors, at present, is composed of six directors, four of which are considered to be independent. One director, Mr. Rodger Seccombe is also a senior officer. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

External Auditor Service Fees

The Company’s auditors were Manning Elliot LLP for the years ended December 31, 2023-2025. The following table sets out the aggregate fees billed by Manning Elliot LLP over their engagement with the Company.

Year ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)		All Other Fees(3)
December 31, 2025	$118,500	$4,500	$	Nil	$	Nil (0)%

December 31, 2024	$103,500	$4,500	$	Nil	$	Nil (0)%

December 31, 2023	$88,500	$4,500	$	Nil	$	Nil (0)%

(1)	Related to assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements and not included in the amounts noted under Audit Fees.
(2)	Related to fees billed by the Company’s external auditor for professional services rendered for tax compliance, tax advice and tax planning.
(3)	Related to other accounting services that is excluded from the Audit Fees.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

(A) Financial information

(i)	Audited Consolidated Financial Statements for the year ended December 31, 2025.

1.	Auditor’s Report dated April 30, 2026.

2.	Consolidated Statements of Financial Position at December 31, 2025 and 2024.

3.	Consolidated Statement of Operations and Comprehensive Loss for the years ended December 31, 2025, 2024, and 2023.

4.	Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024, and 2023.

5.	Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023.

6.	Notes to Consolidated Financial Statements.

(B) Index to Exhibits:

1.	Articles of Incorporation –

Amendment to Articles of Incorporation, Name Change, July 28, 2014, filed with Form 6-K, November 18, 2014

Amendment to Articles of Incorporation, Name Change, November 5, 2018, filed with Form 6-K, June 17, 2019

2.	Instruments defining the rights of holders – N/A

3.	Intentionally deleted.

4.	Material contracts – N/A

5.	N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	Subsidiaries - N/A

9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.	Notice required by Rule 104 of Regulation BTR – N/A

11.	Code of Ethics – N/A

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes–Oxley Act of 2002

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes–Oxley Act of 2002

14.	Legal opinion – N/A

15.	Additional exhibits:
	a)	Audit Committee Charter
	b)	Stock Option Plan

16.	Mine Safety Disclosures – N/A

101.INS* XBRL Instance Document
101.SCH* XBRL Taxonomy Extension Schema Document
101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB* XBRL Taxonomy Extension Label Linkbase Document
101.PRE*XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avricore Health Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. and its subsidiaries (together, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023, including the related notes (collectively referred to as the “Financial Statements”).

In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years ended December 31, 2025, 2024 and 2023 in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has recurring net losses and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and plans in regard to these matters are also described in Note 1. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Impairment of Equipment and Related Intangible Asset

Critical Audit Matter Description

We draw your attention to Notes 3(l), 6 and 7 of the Financial Statements. During the year, the agreement with the Company’s major customer was not renewed and expired on March 31, 2025. The loss of this major customer has significantly impacted the Company’s revenue and financial position in the December 31, 2025 year end. As a result, the Company performed an impairment test and recognized an impairment loss of $422,950 for equipment and an impairment loss of $70,594 for the related intangible assets. Significant judgment is exercised by the Company in performing its impairment assessment and significant assumptions are used in the impairment test, and include the following:

●	The determination of the appropriate cash-generating unit (“CGU”) to consider how the Company’s equipment and related intangible assets generate cash inflows.
●	The determination that the fair value less cost of disposal was appropriate as a basis for the recoverable amount as the value in use would not derive value because of current and expected significant losses and negative CGU cashflows.
●	The fair value less cost of disposal was estimated based on measurable resale values, considering the assets’ condition and supportable marketability.

Given these factors, the related audit effort in evaluating management’s judgments in determining the impairment recognized and the carrying value of equipment as of December 31, 2025 was significant and required a high degree of auditor judgment.

How the Critical Audit Matter was Addressed in the Audit

We responded to this matter by performing the following procedures:

●	We evaluated management’s methodology and assumptions used in determining that fair value less cost of disposal was the appropriate basis for the recoverable amount. We considered the current and expected negative CGU cash flows for the value-in-use in assessing the use of fair values less cost of disposal as the basis for the recoverable amount.
●	We assessed the reasonableness of recoverable amounts estimated for equipment and related intangibles on measurable resale values, considering the assets’ condition and supportable marketability.
●	We assessed whether the impairment loss was appropriately allocated to the Company’s equipment and related intangibles in accordance with IAS 36.
●	We reviewed the adequacy of the related disclosures in the Financial Statements.

/s/Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 30, 2026

PCAOB ID: 1524

We have served as the Company’s auditor since 2020.

Avricore Health Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2025	December 31, 2024
		$	$
ASSETS

Current Assets
Cash and cash equivalents		227,918	1,132,392
Term deposit		10,000	10,000
Accounts receivable	4	37,332	419,587
Prepaid expenses and deposits	5	91,083	20,470
Inventory		-	507
		366,333	1,582,956

Equipment	6	196,789	656,441
Intangible assets	7	3	59,147
Total Assets		563,125	2,298,544

LIABILITIES

Current Liabilities

Accounts payable and accrued liabilities	8	173,561	330,817
		173,561	330,817
EQUITY
Share capital	10	27,304,793	27,304,793
Reserves	10	7,348,195	7,067,518
Accumulated other comprehensive loss		(140)	(47)
Deficit		(34,263,284)	(32,404,537)
		389,564	1,967,727
Total Liabilities and Equity		563,125	2,298,544

Nature of operations and going concern (Note 1)

Subsequent events (Note 20)

Approved and authorized for issuance on behalf of the Board of Directors on April 30, 2026.

“Rodger Seccombe”	“David Hall”
Rodger Seccombe, Director	David Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

	Note	2025	2024	2023
		$	$	$
Revenue	14 & 18	533,884	4,785,711	3,485,147

Cost of sales	19	(295,589)	(2,905,424)	(2,281,751)
Gross profit		238,295	1,880,287	1,203,396

Expenses
Advertising and promotion		-	-	1,035
Amortization	6	1,967	3,137	2,347
Consulting	12	320,640	276,000	236,117
General and administrative	11	467,326	409,398	339,369
Management fees	12	90,000	216,000	216,000
Shareholder communications		41,954	49,932	112,234
Professional fees	12	311,195	255,655	285,935
Severance benefits	12	108,000	-	-
Share-based compensation	10 & 12	280,677	541,164	703,612
		(1,621,759)	(1,751,286)	(1,896,649)
Income (Loss) before other income (expense)		(1,383,464)	129,001	(693,253)

Other income (expense)
Foreign exchange gain (loss)		(764)	(5,006)	(6,652)
Interest income		12,124	1,235	3,284
Loss on impairment of equipment	6	(422,950)	(772,174)	-
Loss on impairment of intangible assets	7	(70,594)	-	-
Loss on disposal of equipment	6	-	(32,033)	-
Recovery (write-off) of accounts receivable		6,901	-	(4,594)
Gain on settlement of loan	9	-	10,000	-
Net loss for the year		(1,858,747)	(668,977)	(701,215)

Other comprehensive loss:
Foreign currency translation		(93)	(47)	-
Comprehensive loss for the year		(1,858,840)	(669,024)	(701,215)
Basic and diluted loss per share		(0.02)	(0.01)	(0.01)
Weighted Average Number of Common Shares Outstanding:
Basic and diluted		101,289,664	100,313,189	99,559,459

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Warrant Reserve	Option Reserve	Contributed surplus	Accumulated Other Comprehensive Loss	Deficit	Total
		$	$	$	$	$	$	$

Balance, December 31, 2022	99,244,664	27,064,727	901,229	5,032,479	-	-	(31,034,345)	1,964,090
Exercise of options	400,000	121,387	-	(78,887)	-	-	-	42,500
Share-based compensation	-	-	-	703,612	-	-	-	703,612
Net loss for the year	-	-	-	-	-	-	(701,215)	(701,215)
					-
Balance, December 31, 2023	99,644,664	27,186,114	901,229	5,657,204	-	-	(31,735,560)	2,008,987
Exercise of options	1,645,000	118,679	-	(32,079)	-	-	-	86,600
Share-based compensation	-	-	-	541,164	-	-	-	541,164
Other comprehensive loss	-	-	-	-	-	(47)	-	(47)
Net loss for the year	-	-	-	-	-	-	(668,977)	(668,977)

Balance, December 31, 2024	101,289,664	27,304,793	901,229	6,166,289	-	(47)	(32,404,537)	1,967,727
Expired warrants	-	-	(901,229)	-	901,229	-	-	-
Expired and cancelled options	-	-	-	(4,219,875)	4,219,875	-	-	-
Share-based compensation	-	-	-	280,677	-	-	-	280,677
Other comprehensive loss	-	-	-	-	-	(93)	-	(93)
Net loss for the year	-	-	-	-	-	-	(1,858,747)	(1,858,747)

Balance, December 31, 2025	101,289,664	27,304,793	-	2,227,091	5,121,104	(140)	(34,263,284)	389,564

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

	2025	2024	2023
	$	$	$
Operating Activities
Net loss	(1,858,747)	(668,977)	(701,215)
Adjustment for non-cash items:
Amortization	139,615	450,196	420,067
Share-based compensation	280,677	541,164	703,612
Gain on settlement of loan	-	(10,000)	-
(Recovery) / write off of accounts receivable	(6,901)	-	4,594
Loss on impairment of equipment	422,950	772,174	-
Loss on impairment of intangible assets	70,594	-	-
Loss on disposal of fixed assets	-	32,033	-

Change in working capital items:
Accounts receivable	389,156	8,102	338,090
Inventory	507	20,169	(20,676)
Prepaid expenses and deposits	(70,613)	18,155	(8,394)
Deferred revenue	-	-	(252,000)
Accounts payable and accrued liabilities	(157,171)	(158,401)	176,325
Net cash provided by (used in) operating activities	(789,933)	1,004,615	660,403

Investing Activities
Investment in intangible asset (software)	(25,865)	(24,253)	(25,288)
Purchase of equipment	(88,497)	(181,094)	(1,021,571)
Net cash used in investing activities	(114,362)	(205,347)	(1,046,859)

Financing Activities
Proceeds from exercise of stock options	-	86,600	42,500
Loan repayments	-	(30,000)	-
Net cash provided by financing activities	-	56,600	42,500

Increase (decrease) in cash and cash equivalents	(904,295)	855,868	(343,956)
Effects of foreign exchange translation on cash and cash equivalents	(179)	(47)	-
Cash and cash equivalents, beginning of year	1,132,392	276,571	620,527
Cash and cash equivalents, end of year	227,918	1,132,392	276,571

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The availability of sufficient cash flows to fund the Company’s operations are dependent on revenues and other financing sources which are subject to uncertainty. The Company has recurring net losses and negative cash flows from operations and experienced a significant decrease in sales during the year ended December 31, 2025. As at December 31, 2025, the Company has an accumulated deficit of $34,263,284. These factors raise a material uncertainty that may raise substantial doubt on the Company’s ability to continue as a going concern.

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

The consolidated financial statements for the years ended December 31, 2025, 2024, and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The material accounting policies are presented in Note 3 of the annual consolidated financial statements for the year ended December 31, 2025 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is the presentation and functional currency of the Company. The functional currency of the Company’s wholly owned subsidiary HealthTab Ltd. is the UK pound sterling.

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 (m). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

These consolidated financial statements include the accounts of the Company and its controlled wholly owned Canadian subsidiary, HealthTab™ Inc and HealthTab Inc.’s wholly owned United Kingdom subsidiary, HealthTab™ Ltd.

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

The results and financial position of consolidated entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Equity is translated at historical rates of exchange at the reporting date.

●	Assets and liabilities are translated at the closing rate at the reporting date.

●	Income and expenses are translated at average exchange rates for the year.

●	All resulting exchange differences are recognized in other comprehensive income as cumulative foreign currency translation adjustments.

d)	Cash and cash equivalents

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

The Company has classified its cash and cash equivalents as FVTPL and term deposit, accounts receivable and accounts payable as amortized cost.

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

Estimation of useful lives of equipment and intangible assets

Amortization of equipment and intangible assets (software) is dependent upon estimates of their useful lives. The useful lives of the assets are assessed annually and may vary from previous estimates depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, maintenance, and fair value of equipment are taken into account.

Recoverable amounts of equipment and intangible assets

The carrying amount of the Company’s equipment and intangible assets (software) is reviewed at each financial reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized when the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss for the period.

Judgments

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy disclosed in Note 3(a) have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple performance obligations.

Indicators of impairment

Indicators of impairment include observable declines in market value, significant negative changes in sales, or the technological, market, economic, or legal environment and increases in market interest rates. Judgement is required to determine the recoverable amount which is the higher of an assets fair value less costs of disposition and its value in use.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

Going concern

Management has applied judgements in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2025. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The factors considered by management are disclosed in Note 1.

n)	Application of new and revised accounting standards and accounting standards issued but not yet effective

There are no significant changes in accounting policies but several amendments to IFRS Accounting Standards and interpretations became effective for annual periods beginning on or after January 1, 2025.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial instruments

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for: contractual terms consistent with a basic lending arrangement; assets with non-recourse features and contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently assessing these standards, and their potential impact on the Company in the current or future reporting periods.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category. These amendments are effective for annual periods beginning on or after January 1, 2027. The Company is currently assessing the impact that the adoption of IFRS 18 will have on its Financial Statements.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

4.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2025	December 31, 2024
	$	$
Trade receivables	11,879	414,263
Other receivable	12,199	-
GST receivable	13,254	5,324
	37,332	419,587

5.	PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $64,882 (December 31, 2024 - $7,408), prepaid business insurance of $5,696 (December 31, 2024 - $1,062) and security deposits of $20,505 (December 31, 2024 - $12,000).

6.	EQUIPMENT

	Equipment	Furniture	Total
	$	$	$
Cost
Balance, December 31, 2023	2,320,275	-	2,320,275
Additions	181,094	-	181,094
Impairment	(772,174)	-	(772,174)
Assets written off	(162,686)	-	(162,686)
Balance, December 31, 2024	1,566,509	-	1,566,509
Additions	73,684	14,813	88,497
Impairment	(422,950)	-	(422,950)
Balance, December 31, 2025	1,217,243	14,813	1,232,056

Accumulated Amortization
Balance, December 31, 2023	602,280	-	602,280
Amortization	438,441	-	438,441
Assets written off	(130,653)	-	(130,653)
Balance, December 31, 2024	910,068	-	910,068
Amortization	122,233	2,966	125,199
Balance, December 31, 2025	1,032,301	2,966	1,035,267

Carrying value
As at December 31, 2025	184,942	11,847	196,789
As at December 31, 2024	656,441	-	656,441

Equipment is comprised primarily of system analyzers and system hardware leased to earn revenues. Amortization of equipment included in cost of sales was $137,648 during the year ended December 31, 2025 (2024 - $435,304). Amortization of equipment included in operating expenses was $1,967 during the year ended December 31, 2025 (2024 - $3,137). The Company discontinued the use of certain equipment and recognized a loss on disposition of $Nil during the year ended December 31, 2025 (2024 - $32,033).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

6.	EQUIPMENT (continued)

During the year ending December 31, 2025, the agreement with the Company’s major customer was not renewed and expired on March 31, 2025. The loss of this major customer significantly impacted the Company’s revenue and financial position. As a consequence, the Company performed an impairment test. The Company recognized and determined the recoverable amount to be $184,942 using the fair value less cost of disposal method. The Company recognized an impairment of $422,950 related to system analyzers and system hardware during the year ended December 31, 2025 (2024 - $772,174). The Company has impaired 100% of the equipment expected to be idle.

If impairment loss subsequently reverses, the carrying amount of the cash generating unit will be increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in prior years. A reversal of an impairment loss will be recognized as income immediately.

7.	INTANGIBLE ASSETS

	Software	HealthTab™	Corozon	Emerald	Total
	$	$	$	$	$
Cost
Balance, December 31, 2023	65,465	1	1	1	65,468
Additions	24,253	-	-	-	24,253
Balance, December 31, 2024	89,718	1	1	1	89,721
Additions	25,865	-	-	-	25,865
Impairment	(70,594)	-	-	-	(70,594)
Assets written off	(44,989)	-	-	-	(44,989)
Balance, December 31, 2025	-	1	1	1	3

Accumulated Amortization
Balance, December 31, 2023	18,819	-	-	-	18,819
Amortization	11,755	-	-	-	11,755
Balance, December 31, 2024	30,574	-	-	-	30,574
Amortization	14,415	-	-	-	14,415
Assets written off	(44,989)	-	-	-	(44,989)
Balance, December 31, 2025	-	-	-	-	-

Carrying value
As at December 31, 2024	59,144	1	1	1	59,147
As at December 31, 2025	-	1	1	1	3

Amortization of software of $14,415 was included in cost of sales during the year ended December 31, 2025 (2024 - $11,755).

During the year ending December 31, 2025, the agreement with the Company’s major customer was not renewed and expired on March 31, 2025. The loss of this major customer significantly impacted the Company’s revenue and financial position. As a consequence, the Company performed an impairment test. The Company recognized and determined the recoverable amount to be $Nil using the value in use method. The Company recognized an impairment of $70,594 related to system software during the year ended December 31, 2025 (2024 - $Nil).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	December 31, 2025	December 31, 2024
	$	$
Trade accounts payable and accrued liabilities	172,521	255,965
GST payable	1,040	74,852
	173,561	330,817

9.	LOANS PAYABLE

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2024. The loan was interest-free until January 18, 2024. In January 2024, the Company repaid the loan principal of $30,000 and received loan forgiveness of $10,000, recorded as gain on settlement of loan.

10.	SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2025, there were no shares issued.

During the year ended December 31, 2024:

The Company issued 1,645,000 common shares upon exercise of stock options for gross proceeds of $86,600. $32,079 of the value of the options was reclassified from reserves to share capital.

During the year ended December 31, 2023:

The Company issued 400,000 common shares upon exercise of stock options for gross proceeds of $42,500. $78,887 of the value of the options was reclassified from reserves to share capital.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Stock options (continued)

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	2025		2024		2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	12,250,000	$0.23	10,350,000	$0.17	8,635,000	$0.14
Options granted	4,100,000	$0.05	3,661,000	$0.28	2,365,000	$0.26
Expired	(1,210,000)	$0.08	(116,000)	$0.09	(250,000)	$0.17
Forfeited	(92,000)	$0.11	-		-	-
Exercised	-	-	(1,645,000)	$0.05	(400,000)	$0.11
Ending Balance	15,048,000	$0.18	12,250,000	$0.23	10,350,000	$0.17
Exercisable	14,023,000	$0.19	10,269,500	$0.22	9,132,250	$0.17

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2025:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable

$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	June 4, 2027	700,000	700,000
$0.28	June 4, 2027	300,000	300,000
$0.29	June 4, 2027	600,000	600,000
$0.15	August 10, 2027	1,975,000	1,975,000
$0.15	August 12, 2027	100,000	100,000
$0.16	October 12, 2027	300,000	300,000
$0.28	May 15, 2028	1,492,000	1,492,000
$0.20	June 21, 2028	400,000	400,000
$0.20	September 15, 2028	140,000	140,000
$0.18	July 1, 2029	300,000	300,000
$0.29	August 30, 2029	2,731,000	2,731,000
$0.05	June 30, 2030	4,060,000	3,035,000
		15,048,000	14,023,000

The weighted average remaining life of the stock options outstanding at December 31, 2025 is 2.81 years (December 31, 2024: 2.99 years).

Share-based compensation

Share-based compensation of $280,677 was recognized during the year ended December 31, 2025 (2024 - $541,164 and 2023 - $703,612), respectively, for stock options granted and/or vested during the year. Options issued to directors and officers and consultants of the Company during the year vest quarterly over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Stock options (continued)

Share-based payments for options granted were measured using the Black-Scholes option pricing model with the following weighted average assumptions:

	2025	2024
Expected life	3.60 years	3.69 years
Volatility	116%	115%
Dividend yield	0%	0%
Risk-free interest rate	2.78%	3.52%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

There were no warrants issued for the years ended December 31, 2025, 2024 and 2023.

11.	GENERAL AND ADMINISTRATIVE EXPENSES

	2025	2024	2023
	$	$	$
Bank service charges	9,028	10,347	6,008
Filing and registration fees	49,170	55,040	61,569
Insurance	68,885	90,633	92,812
Office maintenance	92,528	43,089	44,545
Payroll	80,904	76,970	70,495
Regulatory fees	4,585	1,131	7,373
Rent	69,023	27,100	18,000
Travel	93,203	95,338	35,317
Warranty expense	-	9,750	3,250
	467,326	409,398	339,369

12.	RELATED PARTY TRANSACTIONS AND BALANCES

For the years ended December 31, 2025, 2024 and 2023, the Company recorded the following transactions with related parties:

a)	$21,600 in office rent (2024 – $15,100 and 2023 - $6,000) to a company controlled by the Chief Executive Officer of the Company.

b)	$12,000 in office rent (2024 – $12,000 and 2023 - $12,000) to a company controlled by the Chief Financial Officer of the Company.

c)	$10,384 for analyser quality control services (2024 - $317,978 and 2023 - $231,393) to a company controlled by the Chief Executive Officer of the Company. This amount is recorded under the cost of sales.

d)	$7,018 for consulting services (2024 - $nil and 2023 - $nil) to the brother of the Chief Executive Officer of the Company. This amount is recorded under consulting fees.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

Type of transaction	2025	2024	2023
	$	$	$
Consulting fees	216,000	216,000	216,000
Management fees	90,000	216,000	216,000
Professional fees	128,400	128,400	128,400
Severance benefits	108,000	-	-
Share-based compensation	197,937	433,848	495,348
	740,337	994,248	1,055,748

At December 31, 2025, $46,890 was due to related parties (December 31, 2024 - $nil) (Note 8). These balances are unsecured, non-interest bearing, and due on demand.

13.	CAPITAL DISCLOSURES

The Company includes Common shares, Options reserve and Warrants reserve in the definition of capital net of share issue costs. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company intends to raise additional equity financing to fund the ongoing operations and to meet strategic objectives. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2025.

14.	SEGMENTED INFORMATION

At December 31, 2025, 2024, and 2023, the Company operated as a single reportable segment consisting of its point-of-care business. This includes the HealthTab™ - Point of Care Business in Canada and the HealthTab UK - Point of Care Business in the United Kingdom. The Company’s revenues allocated by geography for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	$	$	$
Canada	497,074	4,785,711	3,485,147
United Kingdom	36,810	-	-
	533,884	4,785,711	3,485,147

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

There were no non-cash transactions during the years ended December 31, 2025, 2024 and 2023.

16.	INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	$	$	$
Loss for the year	(1,858,747)	(668,977)	(701,215)

Expected income tax recovery (27%)	(502,000)	(181,000)	(189,000)
Change in statutory, foreign tax, foreign exchange rates and other	(37,000)	(245,000)	(54,000)
Permanent differences and other	78,000	148,000	192,000
Change in unrecognized deductible temporary differences	461,000	278,000	51,000
Total income tax expense (recovery)	-	-	-

The significant components of the Company’s deferred tax assets are as follows:

	2025	2024	2023
	$	$	$
Share issue costs	5,000	12,000	19,000
Property and equipment	839,000	671,000	332,000
Intangible asset	157,000	157,000	157,000
Non-capital losses	5,910,000	5,610,000	5,664,000
Total	6,911,000	6,450,000	6,172,000
Unrecognized deferred tax assets	(6,911,000)	(6,450,000)	(6,172,000)
Deferred income tax asset (liability)	-	-	-

At December 31, 2025, the Company has non-capital losses of approximately $21,831,000 (2024 - $20,776,000) for Canadian income tax purposes which are available to reduce future taxable income. These losses begin to expire in 2026.

As at December 31, 2025, the Company’s U.K. subsidiary has U.K.-based non-capital tax losses of approximately GBP46,000 (2024 - nil) available to reduce future taxable income.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, term deposit, accounts receivable and accounts payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, term deposits and accounts receivable. The Company’s cash and cash equivalents and term deposits are held through a large Canadian financial institution. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for expected credit losses based on the credit risk applicable to particular customers and historical data.

Approximately 72% of trade receivables are due from one customer at December 31, 2025 (December 31, 2024 – 97% from one customer).

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

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2025 are as follows:

	Carrying value	Contractual Cash flows	Within 1 year	1 - 5 Years
	$	$	$	$
Trade accounts payable	172,521	172,521	172,521	-
	172,521	172,521	172,521	-

c)	Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company is exposed to foreign exchange rate risk mainly due to its operations in United Kingdom. The Company manages its risk by using accredited financial institutions to process its foreign currency transactions ensuring the market rate of foreign exchange.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Currency risk (continued)

The following are balances of foreign currency exposure as of December 31 (Canadian dollar values of GB pound balances):

	2025	2024	2023
	$	$	$
Cash	3,579	3,879	-
Accounts receivable	4,743	692	-
Accounts payable	(8,768)	(562)	-
	(446)	4,010	-

Based on the above net exposures as at December 31, 2025, a 10% appreciation in the GB pound would result in a $45 change in the Company’s other comprehensive income for the year.

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

c)	Fair values of financial instruments

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

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value on a recurring basis using a level 1 measurement. The carrying amounts of term deposits, accounts receivable and accounts payable are of approximate fair value due to their short-term maturity or current market rates for similar instruments.

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

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

18.	REVENUE AND MAJOR CUSTOMER

Revenues earned are comprised of the following for the years ended:

	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Lease and service	469,684	2,333,604	1,579,905
Sale of products	64,200	2,452,107	1,905,242
	533,884	4,785,711	3,485,147

Revenue from the major customer was $398,151 during the year ended December 31, 2025 (2024 - $4,658,395 and 2023 - $3,484,247). The major customer purchases goods and services from the Company’s only segment HealthTab™ - Point of Care Business. The agreement with the major customer expired on March 31, 2025. The loss of this major customer significantly impacted the Company’s future revenue and financial position.

19.	COST OF SALES

Cost of sales are comprised of the following for the years ended:

	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$
Amortization	137,648	446,474	417,720
Hosting and software	69,860	102,942	80,538
Reagents	44,852	1,787,574	1,326,903
Shipping	14,975	71,322	49,790
Quality control	12,780	320,477	232,820
Other	15,474	176,635	173,980
	295,589	2,905,424	2,281,751

20.	SUBSEQUENT EVENTS

On January 28, 2026, 150,000 stock options with an exercise price of $0.19 expired unexercised.

On March 22, 2026, 1,800,000 stock options with an exercise price of $0.25 expired unexercised.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: November 6, 2026	AVRICORE HEALTH INC.

	By:	/s/ Kiki Smith
Kiki Smith,
Chief Financial Officer

